5/15



06013544

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Air China Limited

*CURRENT ADDRESS 9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A, Tianzhu Airport Industrial Zone
Shunyi District
Beijing, China

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34973 FISCAL YEAR

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A	(PROXY)	☐		

OICF/BY: MAC

DAT : 5/18/06

Attachment 1

Air China Limited is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China.

Air China Limited is primarily based in Beijing, China, one of the most important hubs for air transportation in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes serving 70 domestic and 36 international destinations, Air China Limited aims to become the best partner of all passengers in providing safe, convenient, comfortable and customised services.

Air China Limited has set its mission statement as: to be the favored airline for mainstream passengers; to be the most valuable and profitable airline in China and to be an airline with international competitiveness.

AIR CHINA LIMITED
中國國際航空股份有限公司

We serve with passion
and we grow through innovation

Annual Report 2005

stock code : 753 Hong Kong
AIRC London

CONTENTS

02 Corporate Information

03 Summary of Financial Information

04 Summary of Operating Data

06 Chairman's Statement

08 Business Overview

14 Management's Discussion and Analysis of Financial Position and Operating Results

21 Corporate Governance Report

31 Report of the Directors

49 Report of the Supervisory Committee

50 Profile of Directors, Supervisors and Senior Management

54 Report of the Independent Auditors

55 Consolidated Income Statement

56 Consolidated Balance Sheet

58 Consolidated Statement of Changes in Equity

60 Consolidated Cash Flow Statement

62 Balance Sheet

64 Notes to Financial Statements

136 Glossary of Technical Terms

Corporate Information

Registered Chinese Name
中國國際航空股份有限公司

English Name
Air China Limited

Registered Office
9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A, Tianzhu Airport Industrial Zone
Shunyi District
Beijing, China

Principal Place of Business in Hong Kong
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

Website Address
www.airchina.com.cn

Directors
Li Jiaxiang
Kong Dong
Wang Shixiang
Yao Weiting
Ma Xulun
Cai Jianjiang
Fan Cheng
Hu Hung Lick, Henry
Wu Zhipan
Zhang Ke

Supervisors
Zhang Xianlin
Liao Wei
Zhang Huilan
Liu Feng
Liu Guo Qing

Legal Representative of the Company
Li Jiaxiang

Joint Company Secretaries
Zheng Baoan
Li Man Kit *(ACIS, ACS)*

Qualified Accountant
David Tze-kin Ng *(CPA)*

Authorised Representatives
Cai Jianjiang
Li Man Kit

Legal Adviser to the Company
Haiwen & Partners (as to PRC Law)
Freshfields Bruckhaus Deringer
(as to Hong Kong and English Law)

Independent Auditors
Ernst & Young

H Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Listing Venues of our H Shares
Hong Kong and London

Summary of Financial Information

(RMB'000)

	2005	2004	2003	2002	2001
Operating Revenue	**38,290,966**	33,520,757	24,641,405	24,983,677	22,736,452
Profit from operations	**3,673,816**	4,485,251	2,284,264	3,284,379	3,286,105
Profit before tax	**3,374,254**	3,559,559	178,279	1,039,826	1,609,722
Net profit after tax (including net profit attributable to minority shareholders)	**2,470,380**	2,548,695	88,498	670,753	1,057,062
Net profit/(loss) attributable to minority shareholders	**64,124**	162,731	(71,106)	171,143	108,774
Net profit attributable to equity holders of the parent	**2,406,256**	2,385,964	159,604	499,610	948,288
EBITDA[1]	**8,186,496**	7,948,503	5,661,736	6,535,950	6,528,723
EBITDAR[2]	**9,928,427**	9,207,230	6,753,854	7,391,360	7,225,208
Earnings per share (RMB)	**0.255**	0.360	N/A	N/A	N/A
Return on owners' equity (%)	**11.98**	14.42	2.32	9.95	22.31

[1] EBITDA represents earnings before finance revenue and finance costs (including interest expense, interest income, exchange gains/losses, gains/losses on fuel derivatives and dividend income on long-term investments), income taxes, share of profits less losses of associates, dilution gains on investments and depreciation as computed under the International Financial Reporting Standards.

[2] EBITDAR represents EBITDA less operating lease expenses on aircraft and engines as well as other operating lease expenses.


40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
2005
2004
2003
2002
2001


Operating Revenue


4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2005
2004
2003
2002
2001

Profit from opoerations

(RMB'000)

	31 December 2005	31 December 2004	31 December 2003	31 December 2002	31 December 2001
Total assets	**68,201,943**	66,689,269	56,397,062	57,394,612	58,253,358
Total liabilities	**46,651,337**	48,660,727	48,081,813	50,866,224	52,685,546
Minority interests	**1,458,365**	1,480,287	1,422,380	1,508,125	1,317,289
Owners' equity (excluding minority interests)	**20,092,241**	16,548,255	6,892,869	5,020,263	4,250,523
Owner's equity per share (RMB)	**2.13**	1.83	–	–	–


70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2005
2004
2003
2002
2001

Total assets


22,500,000
20,000,000
17,500,000
15,000,000
12,500,000
10,000,000
7,500,000
5,000,000
2,500,000
0
2005
2004
2003
2002
2001

Owners' equity

Summary of Operating Data

Including entire Air China Cargo Co., Ltd. ("Air China Cargo") but excluding Air Macau Company Limited ("Air Macau")

	2005	2004	Change (%)
Traffic			
RPK (in millions)	**52,404.8**	46,644.5	12.3
International	**21,773.7**	19,627.9	10.9
Domestic	**28,884.1**	25,487.2	13.3
Hong Kong and Macau	**1,747.0**	1,529.5	14.2
RFTK (in millions)	**2,759.6**	2,581.7	6.9
International	**2,062.8**	1,976.4	4.4
Domestic	**636.6**	544.1	17.0
Hong Kong and Macau	**60.2**	61.2	(1.6)
Passengers carried (in thousands)	**27,694.7**	24,500.0	13.0
International	**4,651.0**	4,219.0	10.2
Domestic	**22,162.1**	19,521.7	13.5
Hong Kong and Macau	**881.7**	759.2	16.1
Cargo and mail (tonnes)	**732,995.1**	665,252.7	10.2
Kilometres flown (in millions)	**388.2**	338.7	14.6
Block hours (in thousands)	**597.5**	510.2	17.1
Number of flights	**217,863**	183,693	18.6
International	**31,031**	28,366	9.4
Domestic	**178,414**	148,751	19.9
Hong Kong and Macau	**8,418**	6,576	28.0
RTK (in millions)	**7,440.0**	6,751.4	10.2
Capacity			
ASK (in millions)	**70,661.5**	64,894.0	8.9
International	**29,582.1**	27,896.8	6.0
Domestic	**38,385.7**	34,626.6	10.9
Hong Kong and Macau	**2,693.6**	2,370.6	13.6
AFTK (in millions)	**5,062.6**	4,843.0	4.5
International	**3,590.9**	3,481.7	3.1
Domestic	**1,347.9**	1,253.2	7.6
Hong Kong and Macau	**123.7**	108.1	14.4
ATK (in millions)	**11,422.1**	10,683.5	6.9
Load factor			
Passenger load factor (RPK/ASK)	**74.2%**	71.9%	2.3 ppt
International	**73.6%**	70.4%	3.2 ppt
Domestic	**75.2%**	73.6%	1.6 ppt
Hong Kong and Macau	**64.9%**	64.5%	0.4 ppt
Cargo and mail load factor (RFTK/AFTK)	**54.5%**	53.3%	1.2 ppt
International	**57.4%**	56.8%	0.6 ppt
Domestic	**47.2%**	43.4%	3.8 ppt
Hong Kong and Macau	**48.7%**	56.6%	(7.9) ppt

Summary of Operating Data

Including entire Air China Cargo but excluding Air Macau

	2005	2004	Change (%)
Yield			
Yield per RPK (RMB)	**0.57**	0.56	**1.8**
International	**0.54**	0.51	**5.9**
Domestic	**0.59**	0.60	**(1.7)**
Hong Kong and Macau	**0.66**	0.67	**(1.5)**
Yield per RFTK (RMB)	**2.03**	1.99	**2.0**
International	**2.16**	2.10	**2.9**
Domestic	**1.40**	1.39	**0.7**
Hong Kong and Macau	**4.27**	3.62	**18.0**
Fleet			
Total aircraft in service at period end	**176**	151	16.6
Daily utilization (block hours per day per aircraft)	**10.4**	10.2	2.0
Unit cost			
Operating expenses per ASK (RMB)	**0.45**	0.42	**7.1**
Operating expenses per ATK (RMB)	**2.78**	2.54	**9.4**

Chairman's Statement

During 2005, along with the rapid growth in demand in the PRC's aviation industry, the operations of Air China Limited (the "Company"), its subsidiaries and joint ventures (collectively the "Group") maintained good momentum throughout the year and the Group achieved continued, steady and well-balanced development. In 2005, the Company and Air China Cargo recorded revenue tonne kilometres of 7.44 billion and carried 27.69 million passengers and cargos and mails of 733,000 tonnes, representing increases of 10.2%, 13.0% and 10.2% from 2004 respectively. The Group's total revenue amounted to RMB38.3 billion in 2005, representing an increase of 14.2% compared with last year. Operating profit was RMB3,674 million, representing a decrease of 18.1% from 2004, mainly due to the significant increase in the cost of jet fuel arising from the soaring international oil prices.



Li Jiaxiang
Chairman

The continual increase in international oil prices presented severe challenges to the aviation and transportation enterprises. In 2005, the cost of jet fuel as a percentage of operating expenses of the Group rose from 28.8% in 2004 to 34.0%, representing an increase of RMB3.423 billion compared with 2004. The Group implemented various measures to mitigate the impact of rising jet fuel prices, such as the enhancement of operation control, promotion of computerised planning system, flight route optimisation, redespatch, purchase of advanced aircraft with lower fuel consumption, and jet fuel hedging transactions. As a result of our measures to reduce costs and increase efficiency, the Group substantially mitigated the impact of rising jet fuel price. In addition, the collection of jet fuel surcharge also relieved pressure on operating costs to a certain extent. The Group's net profit attributable to equity holders for 2005 was RMB2,406 million, representing an increase of 0.9% from last year, which was principally attributable to factors such as the appreciation of Renminbi. The Group continued to maintain its leading position among fellow PRC airlines in terms of profitability.

In 2005, we introduced a new flight route between Hangzhou and Hong Kong and resumed the Lhaza – Chengdu – Hong Kong route. The Group also introduced or resumed 20 domestic routes, such as the Beijing – Ningbo route, bringing the Company's total number of routes to 316 with destinations spanning across 22 countries (regions) and 106 cities.

In 2005, 25 new aircraft were added to the Company and Air China Cargo's fleet, increasing the number of aircraft to 176. During the year, the Company also entered into purchase contracts for 35 aircraft and lease agreements for 17 aircraft. The scale of the Company's fleet will be expanded further to meet the needs for additional routes and increased flight frequency. The expanded fleet capacity will directly contribute to its service capacity for the 2008 Olympic Games.

As at 16 September 2005, the Company successfully issued corporate bonds of RMB3 billion in aggregate. The bonds received overwhelming subscription from investors upon issue and were completely taken up on the first date with more than 10-time oversubscription. Prior to the this, on 25 May 2005, the Company has successfully issued short-term commercial papers in the amount of RMB2 billion. As such, the Company became a listed issuer of stocks, corporate bonds and short-term commercial papers.

We are committed to providing passengers with safe, convenient, comfortable and customised flight services. With our special service enhancement programme, our service quality continued to improve and the Company won the Excellent Award for Travellers' Satisfaction in a 2005 travellers' satisfaction survey. During 2005, the Company recorded 599,000 hours of safe flight hours, 243,000 landings and take-offs with flight incident rate of as low as 0.134 per 10,000 flight hours. As a result, the Group was honoured the "2005 Golden Roc Cup" by CAAC.

Chairman's Statement

The Company is the only national flag carrier in the PRC, providing private and chartered plane services to national leaders, cultural and sports representatives as well as diplomatic delegations etc. As such, the Company enjoys extensive brand awareness and good reputation among consumers. During 2005, the Company ranked the 35th among "Top 500 Most Valuable Brands of 2005 in China" sponsored by World Brand Laboratory. The Company topped the list among PRC airlines and was the only transportation services provider among the 29 mainland companies with international influence. In a survey of the PRC's top ten world brands conducted by *Financial Times* of the U.K. and McKinsey & Company, the Company ranked the eighth and the second respectively in terms of overall ranking and best brand awareness. Capitalising on its unique position as the sole passenger aviation partner for the 2008 Olympic Games, the Group is aggressively boosting its brand awareness and presence to enlarge its brand effect and influence among passengers.

2006 will be a year full of opportunities and challenges. The Company will continue to face the severe challenge of oil price hike in the international market. Besides, with the rapid growth in the PRC's aviation industry, the continued deregulation in civil aviation industry to allow investments by different entities, and the shortage in resources such as air route rights, time slots and key technicians, the Company is expected to face more intense market competition. The Company will continue to overcome these unfavourable factors, through taking full advantage of the golden opportunities arising from the 2008 Beijing Olympic Games, maintaining our strategy of building hubs and networks through strategic alliance, optimising of resources allocation and actively developing external cooperation such as code sharing arrangement and aviation alliance. Moreover, the Company will continue to promote organisational transformation, expand its service network and streamline its operation flow. The Company plans to establish an objective appraisal and performance management system to enhance its overall management standard; further improve corporate governance, strengthen the function of special committees; continue to strengthen decision-making function and improve enforceability of decisions, pay attention to risk control and the construction of internal control system, aiming to position itself as a highly recognised and most valuable and profitable airline in the PRC with international competitive strength.

Passenger recognition is the best reward for our efforts. I am pleased to see the growing number of passengers that have chosen our service and placed their trust in us. Over the past year, the members of the Board and the management discharged their duties diligently and faithfully for furtherance of the Company's growth. Our staff also contributed their professionalism and skills. I am very pleased with the performance of the Company in 2005. Finally, on behalf of the Board, I would like to express my heart-felt gratitude to the shareholders for their trust and support.

Li Jiaxiang
Chairman

Beijing, PRC
18 April 2006



Business Overview


CAMBODIA • VISA
CHECKLIST FOR TRAVELLERS
BOARDING PASS
AIR CHINA
BEIJING

Business Review of the Company and Air China Cargo

Passenger services: In 2005, the Company's passenger traffic reached 52,405 million RPKs, representing an increase of 12.3% from 2004. Passenger traffic from international routes, domestic routes and Hong Kong and Macau routes increased by 10.9%, 13.3% and 14.2% respectively. The higher growth in domestic and Hong Kong and Macau routes compared with international routes reflected the robust growth potential of the domestic and Hong Kong and Macau aviation markets. For 2005, the number of passengers carried increased by 13.0% from 2004 to 27.69 million, available seat kilometres of the Company increased by 8.9% from 2004 to 70,662 million kilometres, while passenger load factor increased by 2.3 percentage points from 2004 to 74.2% and income per RPK increased by 1.8% from 2004 to RMB0.57.

Cargo services: During 2005, turnover volume of cargo and mail of the Company increased by 6.9% from 2004 to 2,760 million RFTKs. Cargo and mail carried increased by 10.2% from 2004 to 733,000 tonnes. On 18 December 2005, the first B747-400 cargo aircraft acquired by Air China Cargo, a 51% owned joint venture of the Company, was delivered to Beijing International Airport, which enabled Air China Cargo to catch up with the growth of the industry in terms of transport capacity. Subsequent to that, three more B747-400 cargo aircraft and three TU204 cargo aircraft will join the fleet of Air China in succession. For 2005, available freight tonne-kilometres of the Company increased by 4.5% to 5,063 million, while cargo and mail load factor increased by 1.2 percentage points from 2004 to 54.5%, and cargo yield per RFTK increased by 2.0% to RMB2.03.

Business Review of Air Macau

The Company holds 51% of the capital share of Air Macau through China National Aviation Corporation (Macau) Company Limited, a wholly-owned subsidiary of China National Aviation Company Limited. Air Macau was established in Macau in 1994 and is a domestic airline in Macau. It commenced operation in November 1995 under a franchise agreement entered into with the Macau government, pursuant to which Air Macau enjoys an exclusive franchise for a term of 25 years until 2020. Key operating data of Air Macau in 2005 are set out as follows:

	2005	2004	Change (%)
Traffic			
RPK (in millions)	2,449.8	2,145.6	14.2
RFTK (in millions)			
– passenger aircraft	22.5	23.2	(3.0)
– cargo aircraft	147.5	84.4	74.8
Passengers carried (in thousands)	2,059.6	1,808.0	13.9
Cargo carried (in tonnes)			
– passenger aircraft	19,251	19,601	(1.8)
– cargo aircraft	132,662	83,683	58.5
Capacity			
ASK (in millions)	3,425.4	3,068.2	11.6
ATK (in millions)			
– passenger aircraft	392.44	349.20	12.4
– cargo aircraft	206.92	117.14	76.6

Business Overview

	2005	2004	Change (%)
Load Factor			
Passenger load factor (RPK/ASK)	72	70	2
Cargo load factor (RFTK/AFTK)			
– passenger aircraft	45.1	54.8	(9.7) ppt
– cargo aircraft	71.3	72.1	(0.8) ppt
Yield			
Yield per RPK (avos)	65	65	–
Yield per RFTK (MOP)			
– passenger aircraft	5.05	4.97	1.61
– cargo aircraft	4.85	4.88	(0.61)

Business Review of Associated Airlines

Shandong Airlines Company Limited ("Shandong Airlines")

The Company holds 22.8% of the capital share of Shandong Airlines. Shandong Aviation Group, which is owned as to 48.0% by the Company, also holds 42.0% of the shares of Shandong Airlines. During 2005, total traffic turnover of Shandong Airlines increased by 28.9% from 2004 to 439 million tonne kilometres, while passengers carried increased by 33.8% from 2004 to 4.01 million person-time.

Shenzhen Airlines Company Limited ("Shenzhen Airlines")

The Company holds 25% of the capital share of Shenzhen Airlines. During 2005, total traffic turnover of Shenzhen Airlines increased by 23.4% from 2004 to 840 million tonne kilometers, while passengers carried increased by 18.5% from 2004 to 5.73 million person-time.

Hub Building

During 2005, through expanding transport capacity, securing time slots and improving flight connection, the Company continued to strengthen hub building in Beijing, Chengdu and Shanghai and, in particular, reinforced its control over the Beijing hub.

Beijing is one of the most important international gateways and domestic transit hubs in China. The Company has the most extensive route network with Beijing as its base. In 2005, passenger throughput of the Company at the Beijing base was 16.57 million, representing a market share of 44.4%, while cargo and mail throughput was 475,500 tonnes, representing a market share of 50.2%. During the reporting period, the Company increased the number of aircraft serving the Beijing hub to 104, which was 12 aircraft more compared with 2004. The time slots in the Beijing Capital International Airport were also increased to 2,750 time slots per week. As for flight connection, the Company reinforced its advantage in transit connection of international and domestic networks, increasing the total number of connecting flights available per week by 23% to 36,400. Average number of connecting flights increased from 14.3 in 2004 to 16.5.

Compared with other domestic airlines, the Company has the most extensive route network in southwestern China with particular strengths in main routes within the region, such as Chengdu-Lhasa and Chengdu-Jiuzhai routes. In 2005, the Company reinforced transit connection function of Chengdu as regional hub, and preliminarily actualised two-way connection arrangement between western China and South East Asia. As a result, passenger traffic through connecting flights increased significantly. Chengdu has become an important hub for flights connecting Jiuzhai, Lhasa and domestic and international routes. Network coverage of the Chengdu hub in the western regional market has been gradually increasing.

Business Overview





The Company has a long history of operation in Shanghai, and is currently providing domestic and international passenger and cargo services at both Shanghai Hongqiao Airport and Shaghai Pudong International Airport. As Shanghai is growing into an important hub in the global aviation network, the Company accelerated the development of its operation in the Shanghai international gateway and expanded the transport capacity of routes originally departing from Shanghai. In 2005, the Company established four new routes from Shanghai to Guangzhou, Kunming, Xiamen and Wuhan respectively. During the year, the Company's transport capacity in Shanghai increased by 5 aircraft from 2004 to 28 aircraft in 2005.

Route Network

As a major part of hub building, the Company continued to improve and optimize its route network structure. As for passenger services, the Company increased flight frequency and made appropriate adjustments on the transport capacity of routes with substantial seasonal fluctuation. Top 20 domestic routes with the highest revenues from passenger services received a boost in transport capacity and such growth accounted for 46.5% of the total growth in transport capacity in the PRC. On the international front, emphasis was placed on routes to and from Europe, America and Korea with 1,283 more flights schedules, resulting in marked improvement in the overall efficiency of these routes. As for cargo services, regular flights serving the Chengdu-Beijing-Frankfurt route was formally launched on 18 December 2005. Being the first regular international cargo route at Chengdu, this route not only strengthened the position of the Company in western China, but also contributed substantially to the economic development in the region.

Leveraging on its hub network strengths, the Company further expanded its transit business. In 2005, the Company launched quasi-international flights(虛擬國際航班) from eight cities, including Chengdu, to Beijing. In addition, it also rolled out one-off transit services for flights from 8 terminals, including Guangzhou terminal, or Hong Kong to domestic destinations with transit at Beijing. The Company also entered into cooperation with Air Canada and launched one-off boarding services in the PRC and Canada. In 2005, the Company's transit and connecting flights served 718,000 passengers, fully reflecting the value of its hub network.

Fleet Maintenance

The fleet of the Company and Air China Cargo continued to expand. During the year, there was a net increase of 25 aircraft in the fleet. As at 31 December 2005, we and Air China Cargo operated a fleet of 176 aircraft with an average age of 8.1 years (2004: 8.1 years). Details of the fleet are set out in the table below:

Business Overview

Aircraft Model	No. of Aircraft			
	Self-owned	Finance Lease	Operating Lease	Subtotal
Passenger Aircraft				
Airbus	22	8	7	37
Boeing	64	38	26	128
CRJ-200	–	–	3	3
Cargo Aircraft	**5**	**–**	**1**	**6**
Business Jet	**–**	**–**	**2**	**2**
Total	**91**	**46**	**39**	**176**

As at 31 December 2005, Air Macau operated a fleet of 18 aircraft (2004: 15 aircraft), of which 13 were passenger aircraft and 5 were cargo aircraft.

To improve our service quality to high-end customers and expand the Company's market share in long haul business travel segment that offers higher yield, the Company embarked on improving first class and business class cabins of certain passenger aircraft, which were mainly used in for long haul routes, including flights to Frankfurt and New York. As at 31 December 2005, renovation work was completed for 5 aircraft, including 4 B747-400 aircraft and 1 A340-300 aircraft.

On 26 January 2005, the Company and Air China Group Import and Export Trading Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations such as Lhasa.

On 28 January 2005, the Company, other PRC airlines, China Aviation Supplies Import and Export Group Corporation and Boeing Company entered into a framework agreement regarding the acquisition of Boeing 787 aircraft. On 8 August 2005, the Company and Boeing Company entered into a formal agreement for the purchase of 15 Boeing 787 aircraft.

On 22 April 2005, the Company entered into an agreement with ILFC for the lease of 2 B737-800 aircraft from ILFC. On 19 May, the Company entered into an agreement with Sunrock for the lease of 5 B737-800 aircraft from Sunrock. On 2 June, the Company entered into an agreement with GECAS for the lease of 5 B737-800 from GECAS. The Company leased a total of 12 Boeing 737-800 aircraft from these companies.

On 27 March 2005, the Company and Shandong Airlines entered into an agreement whereby the Company wet leased 3 CRJ-200 aircraft from Shandong Airlines.

On 8 August 2005, the Company and Hong Kong Dragon Airlines Limited ("Dragonair") entered into an agreement whereby the Company wet leased 1 A330 and 1 A320 aircraft from Dragonair.

The above aircraft purchases and leases will further enhance the passenger transportation capacity of the Company's fleet and in turn provide more comfortable service to passengers.

Business Overview





Market Expansion

By strengthening connecting flight management, the Company provided effective support to the hubs and gateway with operations in the secondary markets. Sales efforts of the first and business classes were substantially reinforced, while international flights with one-off boarding service were rolled out at a faster pace. The Company also enriched its connecting flight service categories. Leveraging on its centralised control structure, the Company optimised the number of subclasses with the aim of maximizing the revenue of its routes.

For 2005, income from connecting flights increased by 16.1% from 2004 to RMB8,830 million. The number of direct sales customers reached 2,105 while frequent flyers membership expanded by 960,000 members to 3.01 million members. The Company sold 4.20 million electronic tickets with an aggregate value of RMB3,540 million, representing an increase of 51% from 2004 and accounting for nearly 20% in the total sales of electronic tickets in the PRC.

A network marketing strategy was adopted for cargo services. The Company established regional sales centres in overseas markets and consolidated regional sales resources in the domestic market with a focus on developing the sales network in hub regions, thereby consolidating its sales resources and the relevant transport capacity. Air China Cargo improved the load factor and yield rate of return flights by reducing the proportion of block cargo space, and promoting sales of round trip tickets and connecting flight tickets. The Company also improved domestic sales by carrying out direct sales and the "Mail Revival Scheme"(郵件復興計劃).

Business Cooperation for Mutual Benefits

The Company actively promoted bilateral cooperation. In 2005, it entered into codeshare agreements with Cathay Pacific Airways Limited ("Cathay Pacific"), Kuwait Airways Corporation, Qatar Airways and Varig Brasil Airlines of Italy, enlarging its codeshare partnership to 19 airlines. In addition, the Company also entered into 108 special prorate arrangements (SPA) with 84 airlines.

As at the end of 2005, the Company entered into codeshare arrangements for a number of international and Hong Kong and Macau passenger flight routes with 16 airlines, including United Airlines, Cathay Pacific and All Nippon Airways. For domestic routes, the Company entered into codeshare arrangements with three airlines, namely China Southern Airlines Company Limited, Shanghai Airlines Company Limited and Shandong Airlines, on a number of domestic routes.

For cargo services, Air China Cargo, a 51% owned joint venture of the Company, entered into codeshare arrangements with 6 airlines, including Lufthansa German Airlines (jointly operating route with the Company) and Nippon Cargo Airlines.

Business Overview

Post Balance Sheet Events

On 17 January 2006, the Company and Air China Group Import and Export Trading Co. entered into an aircraft purchase agreement with Boeing Company for the purchase of 10 B737-800 aircraft from Boeing Company.

On 28 March 2006, when the first extraordinary general meeting and class meeting of the Company in 2006 were held, a resolution in relation to the public offering of up to 27,000,000,000 Renminbi denominated ordinary shares (i.e. A Shares) by the Company in the PRC was approved.

On 24 January 2006, CNAC, a subsidiary of the Company, entered into an agreement with Shun Tak Air Transport Limited and its subsidiaries ("Macau Asia Express Agreement") in respect of the establishment of a joint venture in Macau named Macau Asia Express Limited ("Macau Asia Express"), which would primarily engage in the provision of low-cost air transportation services in Macau. Taking into account indirectly held interests, CNAC holds 43.7% equity interests in Macau Asia Express.

Management's Discussion and Analysis of Financial Position and Operating Results


www.airchina

Financial statements of the Group set out from pages 55 to 135 of the annual report for the year, comprising the consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement, balance sheet and notes to financial statements, were prepared in accordance with International Financial Reporting Standards ("IFRS"). The following discussion and analysis are designed to assist the reader in understanding the information provided in this annual report so as to fully comprehend the financial position of the Group as a whole.

Profit From Operations and Net Profit Attributable to Equity Holders

In 2005, the Group's profit from operations was RMB3,674 million, representing a decrease of 18.1% compared with 2004. Net profit attributable to equity holders amounted to RMB2,406 million, representing a decrease of 0.9% compared with 2004. The decrease in profit from operations was mainly due to the rising jet fuel price.

The consolidated financial statements include the operating results of all subsidiaries of the Group. During the reporting period, share of profits from associates was RMB225 million, representing a decrease of 51.5% from the corresponding period last year, primarily due to the decrease in profits from three associates, namely Dragonair, Shenzhen Airlines and Shandong Airlines.

Profit Contribution by Business Segments

(RMB'000)	2005	2004	Change (%)
Airline operations	3,367,949	4,146,402	(18.8)
Engineering services	153,779	93,269	64.9
Airport terminal services	123,679	203,133	(39.1)
Others	28,409	42,447	(33.1)
Profit from operations	3,673,816	4,485,251	(18.1)

Earnings Per Share

In 2005, the Group's earnings per share was RMB25.5 cents, a decrease of 29.2% compared with RMB0.36 for 2004. This was mainly due to the initial public offering of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 shares pursuant to the over-allotment option in the beginning of 2005, which increased the weighted average number of shares compared with last year. Details of earnings per share are set out in note 14 to the financial statements.

Management's Discussion and Analysis of Financial Position and Operating Results





Operating Revenue

In 2005, the Group's operating revenue was RMB38,291 million, representing an increase of 14.2% compared with last year. Increase in the Group's operating revenue was mainly attributable to the rapid growth of air traffic revenue, which increased by 14.5% in 2005. In 2005, the daily utilization of aircraft averaged at 10.4 hours, increased 0.2 hours as compared with 2004.

Revenue Contribution by Business Segments

(RMB'000)	2005	2004	Change (%)
Airline operations	37,380,669	32,766,164	14.1
Engineering services	376,437	296,775	26.8
Airport terminal services	320,477	287,905	11.3
Others	213,383	169,913	25.6
Total operating revenue	38,290,966	33,520,757	14.2

The Group's operating revenues principally included air traffic and other operating revenue. Most of our operating revenue was from air traffic revenue, which represented 92.2% of the Group's total revenue in 2005, while the other operating revenue represented only 7.8% of the total operating revenue. Among air traffic revenues in 2005, 89.5% was generated from passenger services and 10.5% was from cargo and mail transport.

The passenger transport income increased by 14.2% to RMB31.58 billion in 2005 from RMB27.67 billion in 2004. It was mainly attributable to the increase in transport capacity, passenger load factor and profitability level. The Company's transport capacity in terms of available seat kilometres increased by 8.9% to 70.66 billion in 2005 from 64.89 billion million in 2004 . The Company's passenger load factor rose to 74.2% in 2005 as compared with 71.9% in 2004. The Company's passenger yield increased by 1.8% to RMB0.57 in 2005 from RMB0.56 in 2004.

Revenue from cargo and mail increased by 17.2% to RMB3,716 million in 2005 from RMB3,170 million in 2004. Such increase was primarily as a result of the improvements in the traffic capacity, cargo and mail load factor and profitability level. Cargo transport capacity in terms of available freight tonne-kilometres increased by 4.5% to 5,063 million in 2005 from 4,843 million in 2004.

The load factor of cargo transport increased to 54.5% in 2005 from 53.3% in 2004. The overall cargo yield increased by 2% to RMB2.03 for each yield tonne kilometre in 2005 from RMB1.99 for each yield tonne kilometre in 2004.

Management's Discussion and Analysis of Financial Position and Operating Results

Revenue Contribution by Geographical Segments

(RMB'000)	2005	2004	Change (%)
Domestic	20,490,055	18,482,949	10.9
Hong Kong/Macau	2,269,256	1,744,590	30.1
Europe	5,081,774	4,232,489	20.1
North America	2,964,247	2,477,214	19.7
Japan/Korea	4,250,255	3,846,973	10.5
Asia Pacific, others	3,235,379	2,736,542	18.2
Operating revenue	38,290,966	33,520,757	14.2


8.2%
8.4%
7.4%
7.7%
Outside : 2004
Inside : 2005
12.6%
13.3%
53.5%
55.1%
5.9%
Domestic
Hong Kong/Macau
Europe
North America
Japan/Korea
Asia Pacific, others

Operating Expenses

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. In 2005, the Group recorded RMB34.617 billion in operating expenses, representing an increase of 19.2% compared with RMB29.036 billion in 2004, primarily as a result of the rising jet fuel costs.

(RMB'000)	2005	2004	Change (%)
Jet fuel	11,777,129	8,353,752	41.0
Take-off, landing and depot charges	4,442,585	4,230,349	5.0
Depreciation	4,512,680	3,463,252	30.3
Aircraft maintenance, repair and overhaul	1,341,773	2,835,648	(52.7)
Employee compensation costs	3,406,825	2,921,322	16.6
Air catering expenses	1,242,933	1,171,784	6.1
Others	7,893,225	6,059,399	30.3
Total Operating Expenses	34,617,150	29,035,506	19.2

Jet fuel costs increased by 41.0% to RMB11.7 billion in 2005 from RMB8,354 million in 2004 and accounted for 34.0% of operating expenses as compared with 28.8% in 2004. This increase was primarily due to jet fuel price rise and the increased consumption of jet fuel as a result of the increased number of flights operated.

Management's Discussion and Analysis of Financial Position and Operating Results

Take-off, landing and depot charges increased by 5% to RMB4,443 million in 2005 from RMB4,230 million in 2004, primarily due to the increased number of flights operated.

Depreciation expenses increased by 30.3% to RMB4,513 million in 2005 from RMB3,463 million in 2004, primarily due to the accounting changes and fleet expansion. Details on the accounting changes are set out in note 2 to the financial statements.

Aircraft maintenance, repair and overhaul expenses decreased by 52.7% to RMB1,342 million in 2005 from RMB2,836 million in 2004, primarily due to accounting changes. Details on the accounting changes are set out in note 2 to the financial statements.

Employee compensation costs increased by 16.6% to RMB3,407 million in 2005 from RMB2,921 million in 2004, primarily due to the increased flight hours, growth of the number of employee, and increased income of employee.

Air catering charges increased by 6.1% to RMB1,243 million in 2005 from RMB1,172 million in 2004, primarily due to an increase in the number of passengers carried.

Other operating expenses, including aircraft and engines operating lease expenses, other flight operation expenses, selling and marketing expenses and general and administrative expenses, increased by 30.3% to RMB7,893 million in 2005 from RMB6,059 million in 2004.

Expenses on operating leases of aircrafts and engines increased from RMB1,071 million in 2004 to RMB1,531 million in 2005, mainly due to the increase in operations with leased aircrafts as well as wet lease of aircrafts from Air Macau Company Limited, Hong Kong Dragon Airlines Limited and Shandong Airlines Company Limited.

Other flight operation expenses increased to RMB3,745 million in 2005 from RMB2,698 million in 2004, primarily due to the adjustments in the accounting policies and the increase in CAAC Infrastructure Development Fund as a result of the increased number of routes.

Selling and marketing expenses increased to RMB1,775 million in 2005 from RMB1,387 million in 2004, primarily due to higher related expenses as a result of increased sales income.


20.9%
22.7%
4.0%
3.6%
28.8%
Outside : 2004
Inside : 2005
34.0%
3.9%
9.8%
13.0%
12.8%
11.9%
14.6%
Jet Fuel
Take-off, landing and depot charges
Depreciation
Aircraft maintenance, repair and overhaul
Employee compensation costs
Air catering expenses
Others

Management's Discussion and Analysis of Financial Position and Operating Results

Analysis of Assets

As at 31 December 2005, the Group had total assets of RMB68.2 billion, representing an increase of 2.3% from 31 December 2004. Of the total assets, RMB7,540 million of current assets accounted for 11.1%, while RMB60.66 billion of non-current assets accounted for 88.9%. Among the current assets, cash and cash equivalents were RMB2,248 million, decreasing by 76.1% as compared with 31 December 2004, while trade receivables increased by 16.9% as compared with 31 December 2004 to RMB2,764 million. Among the non-current assets, property, plant and equipment were RMB47.191 billion, representing an increase of 8.6% as compared with 31 December 2004.

Assets Mortgage

As at 31 December 2005, the Group mortgaged certain aircraft with an aggregate carrying value of approximate RMB26.958 billion (compared with RMB28.585 billion as at 31 December 2004) pursuant to certain loan and finance lease agreements. In addition, certain bank deposits of the Group in the sum of approximately RMB177 million (compared with approximately RMB117 million as at 31 December 2004) were pledged against the Group's certain loans and obligations in respect of certain operating leases and financial derivatives.

Debt Structure of the Group

	Bank, other loans and corporate bonds		Obligations under finance leases	
(In RMB'000)	2005/12/31	2004/12/31	2005/12/31	2004/12/31
Within one year	10,401,170	8,806,051	1,954,873	1,705,146
In the second year	2,747,158	3,063,899	1,949,802	1,943,630
In the third to fifth years, inclusive	4,699,654	6,215,259	6,071,492	6,722,448
After five years	5,376,067	3,617,464	57,377	1,910,163
Total	23,224,049	21,702,673	10,033,544	12,281,387

A significant portion of the Group's debts will fall due within one year. The Group expects to meet its liabilities with bank loans, internal resources and other resources as they fall due. The Group is not exposed to any insolvency risk for the reasons set out in the sections titled "Liquidity and Capital Resources" and "Objective and Policy of Financial Risk Management".

Gearing Ratio

As at 31 December 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 68.4%, which dropped by 5 percentage points from 73.0% as at 31 December 2004.

Interest Expense

In 2005, interest expense of the Group decreased from RMB1.824 billion in 2004 to RMB1.773 billion, primarily due to the repayment of certain bank loans and decrease in obligations under finance leases.

Interest Cover

In 2005, earnings before finance revenue and finance costs (including interest expense, interest income, exchange gains/losses, net gains on fuel derivatives and dividend income from available-for-sale investments), enterprise income taxes, share of profits less losses of associates, dilution gains on investments and depreciation ("EBITDA") as computed under IFRS, divided by interest expense, were 4.62 times, compared with 4.36 times in 2004. The increase in interest cover was attributable to the decrease in interest expense and rise in EBITDA.

Management's Discussion and Analysis of Financial Position and Operating Results

Capital Commitments and Contingent Liabilities

As at 31 December 2005, capital commitments of the Group increased substantially from RMB11.832 billion as at 31 December 2004 to approximately RMB38.514 billion, primarily due to commitments in the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 31 December 2005, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. Details of contingent liabilities of the Group will be set out in note 41 to the financial statements.

Liquidity and Capital Resources

The Group finances its operations through cash inflow from operating activities and bank loans. Like many other airline groups in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2005 and 31 December 2004, net current liabilities of the Group were RMB16 billion and RMB9.053 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, in particular, a RMB7.165 billion decrease in cash and cash equivalents.

In 2005, the Group's net cash inflow from operating activities decreased by 2% to RMB6.048 billion from RMB6.156 billion in 2004. Net cash outflow from investing activities in the same period increased by 151% to RMB12.500 billion from RMB4.979 billion in 2004, primarily due to an increase in prepayment for purchase of aircraft. The Group recorded a net cash outflow in financing activities of RMB0.766 billion, primarily due to the repayment of bank loans and the distributions to shareholders pursuant to the Group's restructuring in 2004. The major sources of finance of the Group are bank loans. As at 31 December 2005, the Group had obtained bank facilities of up to RMB78.570 billion from a number of banks in the PRC.

As at 16 September 2005, the Company successfully issued corporate bonds of RMB3 billion in aggregate. The bonds received overwhelming subscription from investors upon issue and were completely taken up on the first date with more than 10-time oversubscription. Prior to this, on 25 May 2005, the Company has successfully issued short-term commercial papers in the amount of RMB2 billion.

Capital Expenditure

For 2005, the capital expenditure of the Company amounted to RMB10.547 billion. Among the capital expenditure of the Company, total investment in aircraft was RMB9.069 billion, including a prepayment of RMB6.183 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB1.478 billion, which mainly involved the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

The Group intended to fund its capital expenditure with internal generated source of funds, bank loans, corporate bonds and the proceeds from the proposed issue of A shares.

Objective and Policy of Financial Risk Management

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. The Group's strategy for managing its jet fuel price risk aims to provide itself with protection against sudden and significant price increases. Subject to the applicable laws of the PRC, the Group started to engage in fuel hedging transactions in March 2001. The subjects of hedging instruments were mainly Singapore jet fuel and Brent crude oil derivatives that are closely linked to jet fuel. In 2005, the Group applied hedging to 12.3% of the procured jet fuel, and the net gain on jet fuel derivatives was RMB222 million, representing an increase of 440% compared with 2004.

Management's Discussion and Analysis of Financial Position and Operating Results





Foreign liabilities constitute a large proportion of the Group's liabilities. As at 31 December 2005, loans denominated in US dollar and Hong Kong dollar were equivalent to RMB11.352 billion and RMB224 million respectively. Appreciation of the Renminbi will benefit the Company with exchange gains. In 2005, the net exchange gains of the Group was RMB918 million (2004: net exchange losses of RMB55 million). The foreign exchange income and expenses of the Group are generally the same. The Group adopted "natural immunity" method to achieve a matching structure of income and expenses by adjusting the proportion of its liabilities in foreign currencies. The Company will continue to avoid exposure to the risk of exchange rate fluctuation by adopting a strategy that matches the income and payment in certain principal currencies.

Information on financial risk management objectives and polices in other aspects of the Group's operations will be set out in note 44 to the financial statements.

Corporate Governance Report



The Company has been committed to maintaining and enhancing the level of its corporate governance so as to ensure greater accountability and transparency and bring long-term return to the Shareholders. Except a few deviations set out in the chapter of corporate governance in the interim report of 2005, the Company has complied with the principles and code provisions of the Code on Corporate Governance Practices ("Code") under Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules"). Since April 2005, the Company has remedied the deviations to strictly comply with the code provisions under the Code. The Company's corporate governance practices and deviations from the Code are summarised and discussed below.

Governance Structure

Board of Directors of Air China Limited

(comprising 3 executive directors, 4 non-executive directors and 3 independent non-executive directors)

Special committees under the board of directors of Air China Limited

- Audit and risk control committee (comprising 2 independent non-executive directors and 1 non-executive director)
- Nomination and remuneration committee (comprising 2 non-executive directors and 3 independent non-executive directors)
- Strategy and investment committee (comprising 2 non-executive directors and 2 executive directors)

Corporate Governance Report

Major Corporate Governance Principles and Practices of the Company

A. Board of Directors ("Board")

The power of board is balanced by comprising independent non-executive directors representing at least one-third of the board.

- The Board of the Company currently comprised ten directors, three of which are independent non-executive directors. The directors of the Company are elected by the general meeting to have a three-year term of office, and eligible for re-election upon expiry of the term.

- Pursuant to the Listing Rules, each of the independent non-executive directors has confirmed his/her independence with the Stock Exchange. Each of the independent non-executive directors re-confirmed his/her independence on 31 December 2005. The Company considered that they were independent.

Deviation: Nil

The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer.

- With reference to the nature of the objectives of the Company's specialised operations, the non-executive directors' extensive expertise and experience in the fields of aviation, finance and financial management provide substantial support for the effective performance of the Board.

- The list of the directors and their biographical details and respective roles in the Board and Board committees are set out in the annual report and published on the Company's website.

Deviation: Nil

Distinguished roles of the chairman and chief executive officer

- The Chairman, Mr. Li Jiaxiang, a non-executive director, is responsible for leading the Board and ensuring the Board's efficient operation and that all major and relevant issues are discussed by the Board in a prompt and constructive manner.

- The Chairman shall be elected and dismissed by a majority of all directors. The term of office of the Chairman shall be three years, and the Chairman is eligible for re-election upon expiry of the term.

- The Company has a Chief Executive Officer who shall be nominated, appointed or dismissed by the Board.

- The Chief Executive Officer, Mr. Ma Xulun, is authorised to oversee the Group's business operations and implement its strategies to attain overall commercial goals.

Deviation: Nil

Non-executive directors should be appointed for a specific term, and all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

- The term of office of the existing non-executive directors is three years. Mr. David Muir Turnbull resigned as director of the Company with effect from 13 December 2005. The Company has published an announcement in respect of his resignation.

Corporate Governance Report

Deviation: Nil

The board should assume responsibility for leadership and control of the company and be collectively responsible for promoting the success of the company.

- The Board is accountable to the shareholders' general meeting and determines the investment proposals of the Company and delimits the approval authority regarding disposal of the Company's fixed assets according to the authorisation of the shareholders' general meeting. The Company formulated the *Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings* and *Rules and Procedures for Chief Executive Officer Work Meetings.*
- The Chief Executive Officer shall be authorised by the Board to implement various strategies and oversee the day-to-day operations of the Company.
- The Board shall have independent access to the senior management personnel for enquiries in relation to the Company's management.
- The Board shall have specialised committees, the chairmen of which shall report to the Board on a regular basis.

Deviation: Nil

The board should meet regularly to carry out its duties. The board and its committees shall be provided with adequate information in a timely manner.

- Board meetings are held regularly throughout the year and shall generally include annual meeting, biannual meetings and meetings for the first and third quarters. Board meetings shall be convened by the Chairman and a 10-day notice shall be served to all directors before each meeting. The meetings may be attended through personal participation or other electronic means of communication.
- The secretary to the Board shall be responsible for the communications and liaison with all directors from the time the notice is served to the commencement of the meeting, and shall provide the necessary information to the directors to facilitate their decision-making concerning matters set out in the agenda.
- For the purpose of considering resolutions or matters during Board meetings, the directors may require presence of the persons in charge of the relevant departments to answer queries, so that the directors can have a thorough understanding of the key issues and the general situation..
- During each Board meeting, the Chief Executive Officer or other relevant departments shall report to the Board in writing in respect of the implementation of resolutions of the previous Board meeting. The Board shall review such implementation at the meeting.
- All directors shall have access to the Board secretary. Under the leadership of the Board and the Chairman, the Board secretary shall take the initiative to acquaint himself or herself with the implementation progress of Board resolutions, and report to and advise the Board in a timely manner on major issues arising in the course of implementation.
- Minutes of Board meetings shall be kept by the Board secretary and available for inspection by any director at anytime.

Corporate Governance Report

- All directors have actively participated in the business operations of the Company. Attendance of all directors at Board meetings in 2005 is as follows:

Attendance of individual director at Board meetings in 2005		
No. of meetings	**5**	
Non-executive director:		
Li Jiaxiang *(Chairman)*	4/5	80%
Kong Dong	4/5	80%
Wang Shixiang	4/5	80%
Yao Weiting	4/5	80%
Executive Director:		
Ma Xulun *(Chief Executive Officer)*	5/5	100%
Cai Jianjiang	5/5	100%
Fan Cheng	4/5	80%
Independent non-executive director:		
Hu Hung Lick, Henry	5/5	100%
Wu Zhipan	4/5	80%
Zhang Ke	3/5	60%
Average attendance rate:		**84%**

Deviation: A 10-day notice is served to all directors before Board meetings are convened. However, the Code requires a notice of at least 14 days before each meeting. The reason for the Board's practice is that service of a 10-day notice to the directors is deemed sufficient under the PRC laws.

Remedy: Article 98 of the articles of association of the Company has been amended so that a notice of at least 14 days must be serviced to all directors before a meeting of the Board, except for extraordinary meeting. The amendment to the articles of association of the Company has been approved by the extraordinary general meeting held on 28 March 2006 and will become effective upon approval by the relevant authorities.

Each director is required to keep abreast of his responsibilities as a director of the company and of the operating manner, business activities and developments of the company.

- The management shall provide members of the Board and Board committees with relevant and sufficient information in a timely manner so as to update them with the latest developments of the Company and facilitate their discharge of duties.

- Newly appointed directors shall be given introduction in relation to the Company to ensure that they have a proper understanding of the management, business and governance practices of the Company.

- The Company also encourages its directors to participate in seminars and courses conducted by eligible institutions so as to enable them to boost necessary skills and update them with the latest changes or developments in the laws, Listing Rules and the Code with which they are required to comply in discharging their duties.

Deviation: Nil

The company should arrange appropriate insurance in respect of legal action against its directors.

- the Company has purchased liability insurance for its directors.

Corporate Governance Report

Deviation: Nil

Compliance with the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code")

- After making specific enquiries, the Company confirmed that each director and each supervisor have complied with the required standards of the Model Code as set out in Appendix 10 of the Listing Rules throughout 2005.
- The Model Code contained in Appendix 10 of the Listing Rules requires the Board to adopt written guidelines regarding transactions of securities of the issuer by its employees on terms no less exacting than the required standard of the Model Code.
- On 5 September 2005, the Company adopted a code of conduct regarding securities transactions by directors on terms no less exacting than the required standards of the Model Code. The code of conduct of the Company also applies to supervisors and relevant employees.

Deviation: The Company did not adopt any special code of conduct regarding securities transactions by directors, supervisors and relevant employees before 5 September 2005.

Remedy: the Company has adopted the Model Code set out in Appendix 10 of the Listing Rules, and on 5 September 2005 adopted a code of conduct regarding securities transactions by directors, supervisors and relevant employees on terms not less exacting than the required standards of the Model Code.

B. Remuneration of Directors and Senior Management

Issuers should establish a remuneration committee with specific written terms of reference. A majority of the members of the remuneration committee should be independent non-executive directors.

- the Company has established a nomination and remuneration committee to make recommendation to our Board regarding the compensation of other executive directors as well as candidates to fill vacancies on our Board. In addition, the nomination and remuneration committee reviews the performance and determines the compensation structure of the senior management.
- A majority of the members of the nomination and remuneration committee are independent non-executive directors. The current members of the nomination and remuneration committee are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of such committee.
- Attendance at the meetings of the nomination and remuneration committee in 2005 is as follows:

Attendance at the meetings of the nomination and remuneration committee in 2005 **No. of meeting**	**1**	
Wu Zhipan	1/1	100%
Hu Hung Lick, Henry	1/1	100%
Zhang Ke	1/1	100%
Li Jiaxiang	1/1	100%
Kong Dong	1/1	100%
Average attendance rate:		**100%**

Corporate Governance Report

- The articles of association of the Company provides that a shareholder holding 5% or more of the total shares of the Company is entitled to nominate a director through the nomination and remuneration committee, which will scrutinize the candidates for directorship and senior management according to the standards set out in the articles of association of the Company and report to the Board.

- On a meeting of the nomination and remuneration committee on 25 January 2005, the Board received a recommendation letter from Cathay Pacific Airways Limited nominating Mr. David Muir Turnbull as a non-executive director of the Company. The nomination and remuneration committee confirmed that the nomination conformed to the articles of association of the Company and the strategic placing agreement and, therefore, recommended that the Board nominate Mr. David Muir Turnbull as a non-executive director of the Company for a term up to the expiry of the term of the current session of the Board. It was also proposed that Mr. David Muir Turnbull shall be nominated before the next general meeting for official election. The Board received the resignation of Mr. Fan Cheng as the Board secretary and joint company secretary. It received a recommendation letter from CNAHC, the controlling shareholder, nominating Mr. Zheng Baoan as Board secretary of the Company. The nomination and remuneration committee of the Board confirmed that Mr. Zheng Baoan conformed to the requirements of the articles of association of the Company and the applicable laws regarding qualifications of board secretary and joint company secretary. The committee recommended the Board to engage Mr. Zhang Baoan as the Board secretary and joint company secretary of the Company until the expiry of the term of the current session of the Board. The resignation and appointment were subject to approval of the Stock Exchange.

- Remuneration payable to directors shall be determined according to the terms of their respective employment contract, if any, and recommendation of the nomination and remuneration committee. Details of the remuneration of the directors are set out in the financial statements.

Deviation: The Company did not adopt any terms of reference for the remuneration committee before 12 April 2005.

Remedy: The Company adopted the terms of reference for the remuneration committee (the nomination and remuneration committee) on 12 April 2005 in accordance with the requirements of the Code.

C. Accountability and Audit

The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.

- the Company has established an audit and risk control committee to review the financial information of the Company and the relevant disclosure, and review the internal controls of the Company.

- The Company shall publish its annual and interim results in a timely manner within four months and three months, respectively, after the end of the relevant periods.

- The Company has set up an investor relation webpage, on which figures of operating results are published monthly in order to improve transparency of the Company's performance and provide the latest developments of the Company in a timely manner.

- The Company has good environment for the implementation of internal controls. The Company has set up an effective electronic information system to support business development. The electronic information system comprises various operation systems, settlement system and a core accounting and audit platform, i.e. the Oracle financial information system. For the management of capital funds, the Company implemented a global online banking management system. An effective accounting information circulation system was also established.

Corporate Governance Report

Deviation: Nil

The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets.

- The Board takes ultimate responsibility for the internal controls of the Company, and shall review the effectiveness of the system through the audit and risk control committee.

Deviation: Nil

The board should establish formal and transparent arrangements for how to apply the financial reporting and internal control principles and for how to maintain an appropriate relationship with the company's auditors.

- The audit and risk control committee comprises 2 independent non-executive directors and 1 non-executive director, who are proficient in financial matters. The audit and risk control committee is primarily responsible for:

  1. making recommendations to the Board on the appointment and replacement of the external auditor;
  2. reviewing and monitoring the internal audit system of the Company and its implementation;
  3. liaison between the internal auditor and external auditor;
  4. reviewing the financial information of the Company and the relevant disclosure;
  5. reviewing the internal controls of the Company;
  6. other matters designated by the Board of the Company.

- The primary duties of the audit and risk control committee are to review and supervise our financial reporting process. The audit and risk control committee currently comprises two independent non-executive directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one non-executive director, Mr. Yao Weiting, with Mr. Zhang Ke acting as chairman of the committee.

- Attendance at the meetings of the audit and risk control committee in 2005 is set out as follows:

Attendance at meetings of the audit and risk control committee in 2005

No. of meetings	**2**	
Zhang Ke	2/2	100%
Yao Weiting	2/2	100%
Wu Zhipan	1/2	50%
Average attendance rate:		**83%**

- The audit and risk control committee passed the following resolutions at the first meeting held on 8 April 2005: the auditors' report for 2004 was considered and approved and would be submitted to the 8th meeting of the first session of the Board for consideration and approval; accounting system of the Company was considered and approved and would be submitted to the 8th meeting of the first session of the Board for consideration and approval after further amendments; the distribution policy and the distribution proposal for 2004 were agreed upon in principle and would be submitted to the 8th meeting of the first session of the Board for consideration and approval; the *Working Procedures of the Audit and Risk Control Committee of the Board* was considered and approved.

Corporate Governance Report

- At the second meeting of the audit and risk control committee held on 19 August 2005, the 2005 interim financial report of the Company was approved.

Deviation: The Company did not adopt any terms of reference for the audit and risk control committee before 12 April 2005.

Remedy: The Company adopted the terms of reference for the audit and risk control committee on 12 April 2005 in accordance with the requirements of the Code.

The responsibility of the directors in relation to the financial statements

The company prepares annual reports and interim reports each year. The responsibilities of the directors in relation to the financial statements are set out below and shall be read together with the Report of the Auditors set out on page 54.

- *annual report and account*

  The directors acknowledged that they are responsible for preparing the financial statements for each financial year so as to present a true and fair view of the position of the Company.

- *accounting policy*

  When preparing the financial statements of the Group, the directors have consistently applied appropriate accounting policies under the international accounting standards and observed all applicable accounting standards.

- *accounting records*

  The directors shall be responsible for keeping accounting records of the Company, which shall reflect the financial position of the Company with reasonable accuracy, enabling the Group to prepare the financial statements in accordance with the requirements of the Companies Ordinance and applicable accounting standards.

- *ongoing operation*

  After making appropriate enquiries, the directors believe that the Group has sufficient resources for operation in the foreseeable future. Accordingly, the financial statements should be prepared on a going concern basis.

  The statement of reporting responsibility of the auditors is set out in the Auditors' Report on page 54.

Auditor's Remuneration

The international and domestic auditors of the Company are Ernst & Young and Ernst & Young Hua Ming respectively. Breakdown of the remuneration to the Company's external auditors for audit service provided and other non-audit service assignment for the year ended 31 December 2005 are as follows:

Audit service

RMB7,400,000 for the audit of the Group's financial statements for the year ended 31 December 2005, subject to adjustments based on the actual time incurred for the audit.

Corporate Governance Report

Non-audit service assignment

RMB2,000,000 for agreed-upon procedure review on the Group's financial statements prepared in accordance with International Financial Reporting Standards for the six months ended 30 June 2005.

D. Delegation by the Board

The company should formalise the functions reserved to the board and those delegated to management. There shall be division of responsibility between the board committees, and each committee should be formed with specific terms of reference.

- To regulate the operations of the Board of the Company, the Company has formulated the *Rules and Procedures for Board Meetings*, setting out the powers and duties of the Board. The terms of reference of the Chief Executive Officer, who shall be accountable to the Board, are set out in the articles of association of the Company.

- For general investment projects where the five ratios, namely total investment to total assets, consideration to total market value, income from investment to total income of the Company, gain from investment to total gain of the Company and proportion of nominal value of shares as consideration to the total capitalisation of the issuer, are higher than 3% but lower than 25%, they will be subject to examination and approval by the Board. Upon approval of the investment plan and relevant budget, the Board may delegate the management to be in charge of the details and implementation. Where the above ratios do not exceed 3%, the management will directly approve the project.

- For projects involving connected transactions, the Board has the right to approve projects with four of the ratios, namely total investment to total assets, consideration to total market value, income from investment to total income of the Company and proportion of nominal value of shares as consideration to the total share capital of the issuer, lower than 2.5% and a consideration of less than HK$10 million. For projects with the above four ratios lower than 0.1% or not lower than 0.1% but lower than 2.5% and a consideration of less than HK$1 million, the approving power may be delegated to the management's working meeting.

- Investment projects involving an investment amount beyond the approving power of the Board as well as risky investment projects, including but not limited to investments in bonds, shares, futures, options and other financial derivatives, shall be submitted by the Board to the shareholders' general meeting for approval.

- In respect of the fixed assets of the Company, if the expected value of fixed assets proposed to be disposed, together with the amount received from the disposal of fixed assets within four months preceding the proposed disposal, does not exceed 33% of the fixed assets value as set out in the latest balance sheet approved by the general meeting, such proposed disposal may be approved by the Board. Otherwise, the Board may not dispose or agree to dispose such fixed assets prior to obtaining approval from the general meeting.

- The Company has established an audit and risk control committee in compliance with the Code as set out in Appendix 14 of the Listing Rules. The primary duties of the audit and risk control committee are to review and supervise our financial reporting process. The audit and risk control committee currently comprises two independent non-executive directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one non-executive director, Mr. Yao Weiting, with Mr. Zhang Ke acting as chairman of the committee.

- The Company has established a nomination and remuneration committee to make recommendations to our Board regarding the compensation of other executive directors as well as candidates to fill vacancies on our Board. In addition, the nomination and remuneration committee reviews the performance and determines the compensation structure of the senior management. The current members of the nominations and remuneration committee are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of such committee.

Corporate Governance Report

- The Company has established a strategy and investment committee to analyse and identify our development strategy and to decide on matters related to our investment as authorised by the Board. The current members of the strategy and investment committee are Mr. Kong Dong, Mr. Wang Shixiang, Mr. Ma Xulun and Mr. Cai Jianjiang, with Mr. Ma Xulun as chairman of such committee.

The Supervisory Committee is responsible for monitoring our financial matters and supervising the conduct of our Board and the management. The functions and authority of the Supervisory Committee include: reviewing the financial reports and other financial information prepared by the Board and proposed to be tabled before the shareholders' general meeting, as well as supervise the work of the directors, Chief Executive Officer, Deputy Chief Executive Officer and other senior personnel so as to prevent abuse of power or actions detrimental to the Company's interests. The current members of the Supervisory Committee are Mr. Zhang Xianlin, Mr. Liao Wei, Ms. Zhang Huilan and Mr. Liu Feng, with Mr. Zhang Xianlin acting as the chairman. In the event that any director has conflict of interests with the Company, the Supervisors may negotiate with the director concerned or bring the case to court on behalf of the Company. Resolution of meetings of the Supervisory Committee shall be passed by at least two-thirds of all Supervisors.

Deviation: Nil

E. Communications of the Company

The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use general meetings to communicate with shareholders.

- The Company established and maintains various communication channels with the shareholders such as the publication of annual and interim reports, press releases and announcements on the Company's website. The Company also formulated the *Investors Relation Management System*.

- The annual general meetings represent an effective means for the shareholders to exchange views with the Board. The Chairman of the Board, as well as the respective chairman of the audit and risk control committee, nomination and remuneration committee, and strategy and investment committee, will attend the general meetings to answer queries raised by shareholders.

- At the annual general meeting, the Board shall report to the shareholders and made announcement in respect of the implementation of resolutions which were passed on the previous annual general meeting and shall be carried out by the Board.

- Resolutions in respect of independent matters, including the election and replacement of the directors of the Company, shall be separately tabled before the annual general meeting.

Deviation: Mr. Li Jiaxiang, being the Chairman of the Company, failed to attend the annual general meeting of the Company on 30 May 2005 as required by the Code.

Reason for deviation: Mr. Li Jiaxiang, the Chairman of the Company, is a member of the Chinese government delegation and was required to attend the annual meeting of the International Air Transport Association. As such, he was unable to attend the annual general meeting of the Company on 30 May 2005.

Report of the Directors

The board of directors (the "Board") of the Company hereby presents this report and the audited consolidated financial statements of the Group for the year ended 31 December 2005 to all the shareholders.



GROUP ACTIVITIES AND RESULTS

The Group is a provider of air passenger, air cargo and airline-related services.

The results of the Group for the year ended 31 December 2005 and the financial positions of the Company and the Group as of the same date are set out in the audited financial statements on pages 55 to 135 of this annual report.

FIVE-YEAR FINANCIAL HIGHLIGHTS

The summary of the Group's results and balance sheets for the five years from 2001 to 2005 are set out under the section headed "Financial Summary" on page 3 of this annual report.

SHARE CAPITAL

The Company issued 2,805,680,000 H shares in 2004 (including 255,061,818 H shares sold by selling shareholders). On 7 January 2005, the international underwriters of the Company's initial public offering had exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004 (the "Prospectus") for over-allocation of shares (equivalent to approximately 15% of the H shares initially offered under the global offering) solely for satisfying over-allocation under the international offering. The Company issued and allotted 382,592,727 over-allotment shares at HK$2.98 per H Share (being the offer price per H Share under the international offering, exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee). The net proceeds of approximately HK$1.1 billion (after deduction of various costs, which mainly comprise underwriting commission, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) from the issue of 382,592,727 over-allotment shares will be used by the Company for the acquisition of various aircraft and repayment of liabilities due within one year.

Additionally, due to the reduction of State-owned shares, 29,749,686 state-owned legal person shares and 8,509,587 Non-H foreign shares were converted into H shares with a nominal value of RMB1.00 each.

As at 31 December 2005, the Company's total share capital amounted to RMB9,433,210,909, divided into 9,433,210,909 shares with a nominal value of RMB1.00 each. As at 31 December 2005, the share capital structure of the Company is as follows:

	As at 31 December 2004		As at 31 December 2005	
Class of shares	Number of shares	Percentage of total issued share capital	Number of shares	Percentage of total issued share capital
Domestic shares	4,855,945,675	53.65%	4,826,195,989	51.16%
Non-H Foreign shares	1,388,992,507	15.35%	1,380,482,920	14.63%
H shares	2,805,680,000	31.00%	3,226,532,000	34.21%
Total	9,050,618,182	100%	9,433,210,909	100%

Report of the Directors

SIGNIFICANT INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2005, the interests and short positions of the following persons (other than the Company's directors, chief executives or supervisors) in the shares and underlying shares or equity derivatives of the Company as recorded in the register of the Company required to be kept pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong (the "SFO") were as follows:

Name of shareholder	Class and number of shares held	Nature of ownership	Percentage of the relevant class of shares in the Company	Percentage of the total issued share capital of the Company
CNAHC	4,826,195,989 Domestic shares	Beneficial owner	100%	51.16%
CNAHC[(1)]	1,380,482,920 Non-H Foreign shares	Attributable interest	100%	14.64%
CNACG	1,380,482,920 Non-H Foreign shares	Beneficial owner	100%	14.64%
Cathay Pacific	943,321,091 H Shares	Beneficial owner	29.24%	10.00%
Swire Pacific Limited[(2)]	943,321,091 H Shares	Attributable interest	29.24%	10.00%
John Swire & Sons Limited[(2)]	943,321,091 H Shares	Attributable interest	29.24%	10.00%
John Swire & Sons (H.K.) Limited[(2)]	943,321,091 H Shares	Attributable interest	29.24%	10.00%
Temasek Holdings (Private) Limited[(3)]	400,450,000 H Shares	Attributable interest	12.41%	4.25%

Notes:

(1) By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 foreign shares (excluding H shares) of the Company directly held by China National Aviation Corporation (Group) Limited.

(2) By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

(3) Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company, out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(4) On 18 January 2006, the Company received a notification from HSBC stating that HSBC Halbis Partners (Hong Kong) Limited held 163,840,000 H shares in the Company, which represented 5.08% of the total issued H shares of the Company.

Report of the Directors

As at 31 December 2005, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of the Company required to be kept under Section 336 of the SFO were as follows:

Name of interests holder	Type of interests	Number of relevant ordinary shares of CNAC	Percentage of the total issued share capital of CNAC
CNAHC[1]	Attributable interest	2,264,628,000[1]	68.36%
Air China Limited[2]	Beneficial owner	2,264,628,000[2]	68.36%
Best Strikes Limited	Beneficial owner	187,656,000	5.66%
Novel Credit Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Enterprises (BVI) Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Enterprises Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Holdings (BVI) Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Investment Holdings Limited[3]	Attributable interest	322,856,000[3]	9.75%
On Ling Investments Limited[3]	Attributable interest	322,856,000[3]	9.75%
Westleigh Limited[3]	Attributable interest	322,856,000[3]	9.75%

Notes:

(1) CNAHC owns approximately 51.16% of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64% of the total issued share capital of the Company. Accordingly, CNAHC's interests in CNAC duplicate those held by the Company.

(2) CNACG, the former immediate controlling shareholder of CNAC, transferred approximately 69% shareholding interest in CNAC to the Company in September 2004 by way of capital contribution in exchange for the Company's foreign shares (excluding H shares). As such, the Company became the immediate controlling shareholder of CNAC. Accordingly, CNAHC's interests in CNAC duplicate those held by the Company.

(3) 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

PUBLIC FLOAT

Pursuant to public information available to the Company and to the best knowledge of the directors of the Company, at least 25% of the total issued share capital of the Company is held by the public.

Report of the Directors

DIVIDEND

The Board recommends the payment of a final dividend of RMB0.2383 per 10 shares for the year ended 31 December 2005, totalling approximately RMB225 million. A resolution for the dividend payment will be submitted for consideration at the annual general meeting to be convened on 12 June 2006. The dividend will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas those on non-H foreign shares and H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends. The final dividends are expected to be paid around 30 June 2006 after its approval by the annual general meeting.

TAXATION ON DIVIDENDS

Taxes paid by PRC companies are generally PRC withholding tax levied at flat rate of 20%. However, pursuant to the applicable rules of the taxation authority of the PRC, dividends paid by companies in the PRC to shareholders on shares listed on an overseas stock exchange, such as H Shares, are not subject to the abovementioned PRC withholding tax.

PURCHASES, SALES AND REDEMPTION OF SHARES

During the year ended 31 December 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

Report of the Directors

DIRECTORS AND SUPERVISORS OF THE COMPANY

Information of the directors and supervisors of the Company during 2005 and up to the date of this report is as follows:

Directors

Name	Age	Position in the Group	Date of appointment as director/supervisor
Li Jiaxiang	56	Chairman and non-executive director	30 September 2004
Kong Dong	57	Vice chairman and non-executive director	30 September 2004
Wang Shixiang	56	Vice chairman and non-executive director	30 September 2004
Yao Weiting	58	Non-executive director	30 September 2004
Ma Xulun	41	Executive director and president	30 September 2004
Cai Jianjiang	42	Executive director and vice president	30 September 2004
Fan Cheng	50	Executive director and chief financial officer	18 October 2004
Hu Hung Lick, Henry	86	Independent non-executive director	22 November 2004
Wu Zhipan	49	Independent non-executive director	30 September 2004
Zhang Ke	52	Independent non-executive director	30 September 2004

Notes:

(1) Subsequent to his appointment as a director of the Company on 30 May 2005, Mr. David Muir Turnbull resigned as chairman of Cathay Pacific, and then resigned as a director of the Company on 12 December 2005.

(2) On 5 September 2005, the resolution proposed by the Board for the appointment of Mr. Jia Kang as an independent non-executive director of the Company was passed at the annual general meeting held on 28 March 2006. The appointment will come into effect upon the approval from or filing with the relevant authorities in respect of the amendments to the articles of association of the Company regarding the number of directors of the Board.

(3) Cathay Pacific, a shareholder of the Company, nominated Mr. Christopher Dale Pratt as a non-executive director of the Company. After nomination is approved by the Board of the Company it will be proposed for approval by the general meeting of the Company.

Supervisors

Name	Age	Position in the Group	Date of appointment as director/supervisor
Zhang Xianlin	52	Chairman of Supervisory Committee	30 September 2004
Liao Wei	41	Supervisor	18 October 2004
Zhang Huilan	45	Supervisor	30 September 2004
Liu Feng	47	Supervisor	30 September 2004
Liu Guo Qing	44	Supervisor	23 August 2005

INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has confirmed its receipt of, from each of the independent non-executive directors of the Company, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors to be independent.

Report of the Directors

BOARD COMMITTEES

The Board committees include the strategy and investment committee, audit and risk control committee and nomination and remuneration committee. The composition of each committee is set out in the "Corporate Governance Report" in this annual report.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 31 December 2005, Mr. Zhang Xianlin, a supervisor of the Company, had interests in 33,126,000 shares, which represented 1% of the share capital of CNAC, a subsidiary of the Company. Save as mentioned above, none of our directors, supervisors and chief executives had any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of directors and supervisors are set out in note 10 to the financial statements for the year.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS AND SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for a term of three years from 30 September 2004 other than Mr. Fan Cheng, whose service contract has a term of three years from 18 October 2004, and the service contract is thereafter subject to termination by either party giving written notice to the other party.

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

Apart from the service contract entered into between the Company and its subsidiaries (if applicable), in the year ended 31 December 2005, none of the directors and supervisors of the Company was materially interested, whether directly or indirectly, in any contract of significance to which the Company, its subsidiary or holding company or a subsidiary of the Company's holding company is a party.

CONVENTION OF BOARD MEETINGS AND COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company held eight Board meetings during the year. The Company has been improving its corporate governance structure since listing. The Board is committed to conducting normative operations to protect the interests of the Company and its shareholders.

The directors of the Company are of the opinion that the Company has complied with the requirements set out in the revised Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules to revise the internal governance structure of the Company.

Report of the Directors

EMPLOYEES

As at 31 December 2005, the Group had 18,447 employees and its subsidiaries and associated companies had 12,145 employees. The following table sets forth the numbers and percentages of employees in different departments of the Company:

Employees	Number	Percentage of total (%)
Flight crew	**5,066**	**27.5**
Pilots	2,492	13.5
Flight attendants	2,574	14.0
Ground crew	**13,381**	**72.5**
Ground services	2,669	14.5
Maintenance	3,297	17.9
Others	2,098	11.4
Marketing and sales	2,101	11.4
Management	3,216	17.4
Total	**18,447**	**100**

COMPENSATION POLICY

Employees of the Company receive cash remuneration consisting of salary and other cash subsidies. In general, employees' salaries are determined based on the employees' qualification, position, seniority and performance. Cash subsidies to employees include living subsidies and are subject to changes. The Company also provides various non-cash benefits, including medical insurance, unemployment insurance, early retirement and other social welfare benefits. In addition, all of our full-time employees in the PRC are covered by a defined contribution retirement scheme operated by the PRC government, to which the Company is required to make annual contributions at rates ranging from 15% to 20% of our employees' basic salaries.

In 2005, thanks to the effort of our staff as a whole, the Company maintained good performance. To enhance staff productivity and the Company's competitive strengths, the Company adjusted staff salary on the basis of RMB300 per month on average in the second half of the year, thereby incurring an expense of approximately RMB62 million for the whole year.

In addition, in order to provide incentives to the flight crew, the Board of the Company approved the Proposal on the Reform of Remuneration and Benefits System for the Flight Crew (飛行人員薪酬福利制度改革方案) on 30 December 2005, which came into effect on 1 March 2006.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

All employees of the Company are covered by a defined contribution retirement scheme operated by the PRC government, to which the Company is required to make annual pension contributions to the government at rates ranging from 15% to 20% of the aggregate salary of all our staff.

145 employees of the Company retired in 2005. These retired employees are entitled to benefits under the social pension scheme approved and provided by the labour and social security authority of the local government. Details of the staff pension scheme and other welfare are set out in note 11 to the financial statements.

Report of the Directors

SHARE APPRECIATION RIGHTS

The Share Appreciation Rights Scheme of the Company has been approved by the State-owned Assets Supervision and Administration Commission ("SASAC") under the State Council of the PRC. The implementation measures of the Share Appreciation Rights Scheme will come into effect upon approval by the Board and filing with the SASAC. Details of the Share Appreciation Rights Scheme are set out in note 39 to the financial statements for 2005.

SUBSIDIARIES AND ASSOCIATED COMPANIES

As at 31 December 2005, details of the subsidiaries and associated companies of the Company are set out respectively in notes 18 and 19 to the financial statements for 2005.

USE OF PROCEEDS FROM INITIAL PUBLIC OFFERING

The net proceeds from its the global initial public offering of H shares of the Company amounted to HK$8,246,014,864. As stated in the prospectus of the Company, it is intended that approximately RMB4.8 billion of the proceeds will be used to acquire ten Airbus 319 aircraft and four Boeing 737-700 aircraft, and the remaining balance estimated to be approximately RMB3.97 billion will be used to repay liabilities falling due within one year and to supplement our cash flow.

As of 31 December 2005, the Company settled the payment of approximately RMB4,283,256,876 for acquiring ten Airbus 319 aircraft and four Boeing 737-700 aircraft in accordance with the proposed use of proceeds set out in the prospectus, saving the Company approximately RMB516,743,124 compared to the estimated RMB4.8 billion disclosed in the prospectus. The surplus amount have been used to repay liabilities falling due within one year and to supplement our cash flow in accordance with proposed use of proceeds set out in the prospectus. As such, all proceeds from the H share offering have been used up.

The Board of the Company considers that the use of proceeds by the Company conformed to the undertakings set out in the prospectus and the relevant projects were completed as scheduled with satisfactory capital efficiency.

BANK AND OTHER BORROWINGS

Details of bank and other borrowings of the Company and the Group are set out in note 33 to the financial statements.

FIXED ASSETS

Movements in fixed assets of the Group for the year ended 31 December 2005 are set out in note 15 to the financial statements for 2005.

INTERESTS CAPITALISED

Details of interests capitalised of the Group for the year ended 31 December 2005 are set out in note 8 to the financial statements for 2005.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 38 to the financial statements and consolidated statement of changes in equity.

Report of the Directors

CHANGES IN EQUITY

Please refer to the consolidated statement of changes in equity.

DONATIONS

For the year ended 31 December 2005, the Company made donations for charitable and other purposes amounting to RMB42.71 million.

PROPERTY TITLE CERTIFICATE

The Company effected changes of titles of assets, e.g. land, real estates and vehicles, in accordance with its undertakings in the prospectus of H shares offering. To date, the transfer procedures for motor vehicles of the Company's headquarter and branch companies have been substantially completed. The title transfer procedures for land and real estates of the Company's headquarter and branch companies have also been substantially completed save for a few regions. At present the unfinished work is still in progress, which do not have material adverse effect on the operation of the Company.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2005, the purchases from the largest equipment supplier accounted for 18.09% of the total purchases of the Group, while purchases from the five largest equipment suppliers accounted for 48%. None of the directors or supervisors of the Company, their associates, nor any shareholder, who to the knowledge of the directors own 5% or more of the Company's share capital, had any interest in the five largest equipment suppliers of the Company.

For the year ended 31 December 2005, the sales of the Group to the five largest customers accounted for not more than 30% of the total sales of the Group.

MATERIAL LEGAL PROCEEDINGS

As of 31 December 2005, the Group was not involved in any significant litigation or arbitration save for those disclosed in note 41 to the financial statements. To the knowledge of the Group, there was no litigation or claim of material importance pending or threatening or initiated against the Company.

CONNECTED TRANSACTIONS

The Group has entered into a number of transactions on a continuing basis with CNAHC and its associated companies (as defined under the Listing Rules) and other connected persons of the Group. Details of those connected transactions conducted in 2005, which are not exempt under Rule 14A.33 of the Listing Rules, are as follows:

I. Continuing Connected Transactions Between Our Group and CNAHC Group

Trademark Licensing

Pursuant to a trademark licence agreement (the "Trademark Licence Agreement") entered into between the Company and CNAHC on 1 November 2004, and subject to the Non-competition Agreement between the two parties, the Company granted to CNAHC and its wholly-owned or controlled subsidiaries a licence to use 17 registered trademarks which the Company held in connection with the business operations of CNAHC and its wholly-owned or controlled subsidiaries but not related to the core businesses of the Company on a royalty-free basis. The Company reserves the right to use or license any independent third party to use the above trademarks, or to transfer the trademarks to any independent third party provided that the interest of the existing licensee is not prejudiced. The term of the agreement shall commence on the date of incorporation of the Company and end on 31 December 2014.

Report of the Directors

On 28 March 2006, the Company and CNAHC entered into a Trademark Licence Supplementary Agreement, whereby the Company granted to CNAHC a licence to use trademark no. 1125894 in connection with the business operations of CNAHC and its wholly-owned or controlled subsidiaries on a royalty-free basis and on the same terms and conditions as the Trademark Licence Agreement. As such, the total number of registered trademarks licenced by the Company to CNAHC and its wholly-owned or controlled subsidiaries amounted to 18.

Construction Project Management Services

The Company entered into a construction project management agreement (the "Construction Project Management Agreement") with China National Aviation Construction and Development Company ("CNACD"), a wholly-owned subsidiary of CNAHC on 1 November 2004.

Pursuant to this agreement:

- CNACD will provide the Company project management services on projects involving the construction of any property or industrial plant/facility with budgeted costs of RMB20 million or above;
- in return for its project management services, the Company pay CNACD a fee of up to 2% of the construction budget if the budget is RMB1 billion or more, and up to 2.5% if the budget is below RMB1 billion;
- if CNACD is able to manage the construction projects such that the final cost falls below the budgeted amount anticipated by the Company, the Company will pay CNACD a bonus of an amount to be determined by both parties through arm's length negotiation but shall not exceed 40% of the management fee calculated on the basis of the budgeted amount of the relevant project;
- if the final cost of the project managed by CNACD is higher than the budgeted amount, CNACD will pay the Company the difference between the final cost and the budgeted amount, unless the difference is caused by (i) a change of government policies; (ii) factors attributed to the Company; or (iii) force majeure; and
- If CNACD acquires land relating to a project on the Company's behalf, the Company will pay CNACD an agency fee of up to 2% of all the fees and expenses in relation to the land acquisition (including, among other things, land acquisition fee, formality fee, labour expenses and travelling expenses, but excluding land premium).

The Construction Project Management Agreement will expire on 31 December 2006, subject to renewal.

Properties Leasing

The Company entered into a properties leasing framework agreement (the "Properties Leasing Framework Agreement") with CNAHC on 1 November 2004.

Pursuant to this agreement, the Company will lease from CNAHC 14 properties with an aggregate gross floor area of approximately 53,087 sq. m. for various uses, including as business premises, offices and storage facilities. The Company will also lease to CNAHC 7 properties with an aggregate gross floor area of approximately 8,262 sq. m. The rents payable under the Properties Leasing Framework Agreement are and will continue to be determined in accordance with market rates.

The Properties Leasing Framework Agreement will expire on 31 December 2006 subject to renewal.

Report of the Directors

Media and Advertising Services

The Company entered into a media and advertising services framework agreement (the "Advertising Services Framework Agreement") on 1 November 2004 with China National Aviation Media and Advertisement Co., Ltd. ("CNAMC"), a wholly-owned subsidiary of CNAHC.

Pursuant to this agreement, CNAMC will have the right to procure advertisements and to retain all advertising revenues generated from such advertisements that appear:

- in the in-flight magazines, in-flight entertainment programmes, boarding passes and certain other items specified in the Advertising Services Framework Agreement (the "Specified Items"); and
- on the potential items that may be developed from time to time (the "Potential Items").

As a consideration, CNAMC will pay the Company an annual concession fee for the Specified Items and 20% of the total revenues generated from advertisements appearing on the Potential Items. CNAMC has also agreed to:

- provide the Company at nil charge the in-flight items (except for in-flight entertainment programmes) and the Potential Items (for those not owned by the Company) on which the advertisements appear or will appear;
- provide the Company with some in-flight entertainment programmes produced by it, the production cost and expense of which will be reimbursed by the Company; and
- procure contents for the Company's in-flight entertainment programmes from independent third parties on a commission-free basis.

In addition, CNAMC has the right to bid for advertisement agency and design services to the Company.

The Advertising Services Framework Agreement will expire on 31 December 2006 subject to renewal.

Tourism Co-operation Services

The Company entered into a tourism services cooperation agreement (the "Tourism Cooperation Agreement") on 1 November 2004 with China National Aviation Tourism Company ("CNATC").

Pursuant to this agreement, the Company has agreed to provide the following services to CNATC:

- Commercial charter flight services: the Company will provide charter services to customers procured by CNATC at market rates.
- Package tours co-operation services: the Company and CNATC will sell package tours combining (i) the Company's airline tickets with (ii) accommodation at hotels owned and operated by CNATC. For the airline tickets in such packages sold by CNATC, CNATC will pay the Company in accordance with the pricing principle under the "Sales Agency Framework Agreement" while the Company will pay CNATC for the hotel fee portion of the packages.
- Reciprocal frequent-flyer programme ("FFP") co-operation services: CNATC will join the Company's FFP under which our Companion card members are encouraged to stay at CNATC's hotels by receiving mileage credits for such stay. As consideration, CNATC will pay us the equivalent value represented by those mileage credits.

Report of the Directors

Pursuant to the Tourism Cooperation Agreement, CNATC agreed to provide the following services to the Company:

- FFP co-operation services: Under the FFP, if our Companion card members redeem their mileage credits for free, discounted or upgraded stay at CNATC's hotels, the Company will reimburse CNATC for such redemption at a price similar to our arrangements with other FFP partners.

- Hotel accommodation services: CNATC will provide hotel accommodation services to the Company's employees on duty and passengers affected by our flight delays or cancellations, for which services the Company will pay relevant fees to CNATC at group rates.

The Tourism Co-operation Agreement will expire on 31 December 2006 subject to renewal.

Comprehensive Services

The Company entered into a comprehensive services agreement (the "Comprehensive Services Agreement") with CNAHC on 1 November 2004 pursuant to which:

- CNAHC will provide the Company with various ancillary services, including but not limited to:

  (i) supply of various items for in-flight services;

  (ii) manufacturing and repair of airline-related ground equipment and vehicles;

  (iii) cabin decoration and equipment;

  (iv) passenger cabin and cargo cabin ancillary parts (including seats);

  (v) warehousing services;

  (vi) cabin cleaning services; and

  (vii) printing of air tickets and other documents.

- The Company will provide certain welfare-logistics services to the retired employees of CNAHC and its subsidiaries.

The charges payable by the Company to CNAHC for the comprehensive services above, as well as the charges payable by CNAHC to the Company for the welfare-logistics services provided to its retired employees, shall be based on prevailing market rate or, if no prevailing market rate is available, fair and reasonable price determined after arm's length negotiation.

The Comprehensive Services Agreement will expire on 31 December 2006 subject to renewal.

Line Maintenance and Other Ground Services

The Company entered into a standard ground handling agreement (the "Standard Ground Handling Agreement") with China Aircraft Services Limited ("CASL"), a 40%-owned subsidiary of CNACG, on 17 April 2004, pursuant to which CASL would provide line maintenance and other ground services to the Company at the Hong Kong International Airport. The services are charged at market rates.

Report of the Directors

Financial Services

On 1 November 2004, The Company entered into a financial services agreement (the "Financial Services Agreement") with China National Aviation Finance Co., Ltd. ("CNAF") which is owned as to 74.89% by CNAHC and 19.31% by the Company as of 31 December 2005.

Pursuant to this agreement, CNAF has agreed to provide the Company a range of financial services including the following:

- deposit services;
- loan and finance leasing services;
- negotiable instrument and letter of credit services;
- trust loan and trust investment services;
- underwriting services for debt issuances;
- intermediary and consulting services;
- guarantee services;
- settlement services;
- internet banking services; and
- any other services provided by CNAF under the approval of the China Banking Regulatory Commission ("CBRC").

The fees and charges payable by the Company to CNAF under the Financial Services Agreement are determined with reference to the applicable fees and charges specified by the People's Bank of China (the "PBOC") and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the service will be provided by CNAF on terms no less favourable than terms available from commercial banks in China.

The Financial Services Agreement will expire on 31 December 2006 subject to renewal.

Subcontracting of Charter Flight Services

The Company entered into a charter flight service framework agreement (the "Charter Flight Service Framework Agreement") on 1 November 2004 with CNAHC.

Pursuant to this agreement, CNAHC will subcontract to the Company its obligation of government charter flight that it undertakes from the PRC government. The Company's hourly rate of the charter flight service fee will, subject to periodical adjustment, be calculated on the basis of the following formula which includes total cost and reasonable margins:

Hourly rate = Total cost per flight hour x (1 + 6.5%)

Total cost includes all direct costs and indirect costs.

The Charter Flight Service Framework Agreement will expire on 31 December 2006 subject to renewal.

Report of the Directors

Sales Agency Services for Airline Tickets and Cargo Space

The Company entered into a sales agency framework agreement with CNAHC (the "Sales Agency Services Framework Agreement") on 1 November 2004.

Pursuant to this agreement, certain associates of CNAHC acting as the Company's sales agents will:

- purchase air tickets and cargo spaces from the Company at wholesale prices and resell such air tickets and cargo spaces to end-purchasers; or

- procure purchasers for the Company's air tickets and cargo spaces on a commission basis.

The Company will pay the relevant agency commission based on relevant PRC regulations or, where the regulations do not provide for a specific commission, based on market rates. Currently, the commissions prescribed for sales of air tickets are as follows:

- for domestic routes, 3% of the ticket price;

- for Hong Kong and Macau routes, 7% of the ticket price; and

- for international routes, 9% of the ticket price.

In accordance with industry practice, and subject to applicable regulations, the Company may also offer incentives to sales agents for reaching certain ticket sale targets.

The Sales Agency Services Framework Agreement will expire on 31 December 2006 subject to renewal.

II. Continuing Connected Transactions between the Group and the Lufthansa Group

Lufthansa holds 40% equity interest in and is a substantial shareholder of Aircraft Maintenance and Engineering Corporation ("Ameco"), a subsidiary of the Company, and is therefore a connected person of the Company under the Listing Rules.

The Company has entered into various transactions with Lufthansa and its associates (collectively, the "Lufthansa Group") in the ordinary course of its business, including, among others:

- Aircraft maintenance, repair and overhaul services ("MRO Services") provided by the Company to the Lufthansa Group;

- mutual provision of catering services;

- mutual provision of ground handling services in China and Germany;

- mutual provision of ticket sales agency services;

- airline codeshare arrangement under which the actual carrier's flights can be marketed under the airline designator code of the partner carrier and revenues earned from these arrangements are allocated between the parties based on negotiated terms according to airline industry standards;

Report of the Directors

- special prorate arrangement under which a carrier agrees to accept passengers from another carrier and receive payment directly from that carrier; and
- other airline co-operation arrangements between the Lufthansa Group and the Company.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

III. Continuing Connected Transactions between the Group and the Beijing Capital Airports Group

Capital Airports Holding Company holds 24% equity interest in and is a substantial shareholder of Air China Cargo, and therefore is a connected person of the Company under the Listing Rules. The Company has entered into various transactions with Capital Airports Holding Company and its associates (collectively, the "Beijing Capital Airports Group") in the ordinary course of its business, including, among others:

- provision of taking-off/landing/parking services of the Company's aircraft at airports owned by the Beijing Capital Airports Group;
- provision of passengers' waiting lounge, check-in counters and office buildings to the Company by airports owned by the Beijing Capital Airports Group;
- provision of utilities (including water, gas and electricity) to the Company at Beijing Capital International Airport by the Beijing Capital Airports Group; and
- provision of ground handling services to the Company by the Beijing Capital Airports Group.

Most of the services provided by the Beijing Capital Airports Group to the Company are charged on the pricing terms which are prescribed, approved or recommended by PRC governmental authorities.

IV. Continuing Connected Transactions between the Group and the Cathay Pacific Group

Cathay Pacific holds 10% of the total issued share capital of the Company and therefore is a connected person of the Company under the Listing Rules. The Company has entered into various transactions with Cathay Pacific and its associates (collectively, the "Cathay Pacific Group") in the ordinary course of its business. Such transactions, which constitute an essential part of the daily operations of an airline business, include, among others:

- provision of ground handling services by the Cathay Pacific Group to the Company;
- provision of MRO Services by the Company to the Cathay Pacific Group;
- provision of catering services by the Company to the Cathay Pacific Group; and
- mutual provision of ticket sales agency services.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

Report of the Directors

V. Continuing Connected Transactions between the CNAC Group and Other Connected Persons of the Group

CNAC is a non-wholly owned subsidiary of the Company. Therefore, the continuing connected transactions entered into between CNAC and its subsidiaries (collectively, the "CNAC Group") as one party and connected persons as the other party, will also constitute continuing connected transactions for the purpose of the Group under the Listing Rules. Details of such continuing connected transactions conducted in 2005, which the Company considered would not be exempted under Rule 14A.33 of the Listing Rules, are as follows:

Provision of In-flight Catering Services by Macau Catering Services Company Limited

For in-flight meals to its passengers, Air Macau entered into a Catering Services Agreement on 1 November 2001 with Macau Catering Services Company Limited ("MCS"). Pursuant to the Catering Services Agreement, Air Macau purchased meals from MCS, an associate of Sociedade de Turismo e Diversoes de Macau ("STDM"). Since STDM has 14% equity interest in Air Macau and MCS is an associate of STDM, MCS is a connected person of CNAC and therefore a connected person of the Company. Since MCS is the only provider of in-flight meals in Macau, Air Macau continued to purchase in-flight meals from MCS pursuant to the Agreement on normal commercial terms determined on an arm's length basis. The Catering Services Agreement will remain valid until 31 October 2006 unless otherwise terminated according to its terms and conditions.

The Board has considered and proposed that the annual cap for the values of the transactions contemplated under the Catering Services Agreement for each of the three years ending 31 December 2005, 2006 and 2007 shall be HK$65 million, HK$75 million and HK$95 million, respectively. The amount paid by Air Macau to MCS in respect of the provision of the catering services in 2005 was HK$51.49 million. For this purpose, the percentage ratio calculated according to the Listing Rules is less than 2.5% but more than 0.1%. Accordingly, for the purpose of the Company, such transactions are exempt from independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules in relation to the above continuing connected transactions.

Payment of Airport Charges and Airport Fees

In the ordinary course of business of Air Macau, airport charges and airport fees are invoiced and collected by Administration of Airports Limited ("ADA"), an indirect subsidiary of CNACG, on behalf of Macau International Airport Company ("MIAC"), an associated company of a substantial shareholder of Air Macau. As a result, the payment of airport charges and airport fees constitutes continuing connected transactions under the Listing Rules.

On 17 March 2006, Air Macau and ADA, being the authorized agent responsible for the global management and provision of operational services to MIAC, including the collection of Airport Charges, entered into a legally binding acknowledgement pursuant to which it was acknowledged by Air Macau and ADA that certain facilities and services are provided by MIAC to Air Macau.

In respect of Air Macau's operation at the Macau International Airport, Air Macau entered into the Airport License on 9 September 2004 and the Proposed Airport License with MIAC with a term of one year (which will be automatically renewed for another year unless it is terminated by either party by way of 90 days prior written notice) and one year respectively. The current term of the Airport License will expire on 7 September 2006 and the term of the Proposed Airport License will expire on 28 February 2007. Pursuant to the Airport License and the Proposed Airport License, MIAC licensed certain floor space (including ticketing and check-in counters, operation/traffic service offices, and lounges) at the Macau International Airport to Air Macau.

The total airport charges and airport fees paid by Air Macau to ADA in 2005 was approximately HK$86.34 million. For this purpose, the percentage ratio calculated according to the Listing Rules is less than 2.5% but more than 0.1%. Accordingly, for the purpose of the Company, such transactions are exempt from independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules in relation to the above continuing connected transactions.

Report of the Directors

VI. Waiver from Strict Compliance of the Listing Rules

The Company has obtained a waiver from the Stock Exchange expiring on 31 December 2006 from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules in relation to the above continuing connected transactions (except for transactions set out under section V above). The maximum aggregate annual value ("cap") permitted by the Stock Exchange and the aggregate annual value actually occurred for each of the above continuing connected transactions for the year ended 31 December 2005 are set out below:

Transactions	Aggregate Amount of Transactions for the Year Ended 31 December 2005 Cap RMB (In millions)	Actual Amount RMB (In millions)
Transactions with the CNAHC Group		
Construction project management services	40.0	1.18
Properties leasing	50.0	29.89
Media and advertising services	24.7	18.70
Tourism services co-operation	35.6	16.16
Comprehensive services	115.0	91.20
Line maintenance and other ground services	45.0	29.15
Financial services:		
Payment of fees and charges	40.0	14.40
Maximum daily outstanding deposits with CNAF	5,000.0	1047.08
Maximum daily outstanding loans from CNAF	3,000.0	597.47
Subcontracting of charter flights	650.0	407.05
Sales agency service:		
Aggregate sales of airline tickets and cargo space to the CNAHC Group for resale to end purchasers	470.0	232.83
Aggregate ticket and cargo agency commission and amount of incentives to be paid by the Company to CNAHC Group	35.0	34.74
Transactions with the Lufthansa Group		
Total amount to be paid by the Company to the Lufthansa Group	660.0	634.34
Total amount to be paid by the Lufthansa Group to the Company	530.0	466.27
Transactions with the Beijing Capital Airports Group		
Total amount to be paid by the Company to the Beijing Capital Airports Group	900.0	709.82
Transactions with the Cathay Pacific Group		
Aggregate amount to be paid by the Company to the Cathay Pacific Group	40.0	20.14

Report of the Directors

VII. Confirmation from Independent Non-executive Directors

The independent non-executive directors of the Company have confirmed that all connected transactions in the year ended 31 December 2005 to which the Company was a party have been entered into:

1. in the ordinary and usual course of business of the Company;

2. either:

   (i) on normal commercial terms; or

   (ii) where there was no comparable transactions to judge whether they were on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties, where applicable; and

3. in accordance with terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

VIII. Confirmation from the Auditors

Ernst & Young, the auditors of the Company, has confirmed by a letter to the Board that the above connected transactions:

1. have been approved by the Board;

2. were in line with the pricing policies as set out in the relevant agreements;

3. have been entered into in accordance with the relevant agreement governing the transactions; and

4. did not exceed the cap disclosed in the prospectus of the Company.

CONTRACT OF SIGNIFICANCE

None of the Company or any of its subsidiaries entered into any contract of significance with the controlling shareholder or any of its subsidiaries. There is no contract of significance in relation to provision of services by the controlling shareholder or any of its subsidiaries to the Company or any of its subsidiaries. None of the shareholders entered into any arrangement to waive or agree to waive any dividend.

AUDITORS

The Company appointed Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors respectively for the year ended 31 December 2005. Ernst & Young has audited the attached financial statements prepared in accordance with the International Financial Reporting Standards. The Company has retained Ernst & Young and Ernst & Young Hua Ming since the date of its listing. A resolution in respect of the reappointment of Ernst & Young and Ernst & Young Hua Ming as the Company's international and domestic auditors respectively for the year ending 31 December 2006 will be proposed at the Annual General Meeting of the Company to be held on 12 June 2006.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, PRC
18 April 2006

Report of the Supervisory Committee

To all shareholders,

The supervisory committee of the Company ("Supervisory Committee") has carried out its duties in accordance with the Company's articles of association and relevant requirements in 2005. Members of the Supervisory Committee attended Board meetings, inspected relevant documents and conducted seminars, exercising effective supervision over the conduct and decision-making process of Board meetings and enforcement of resolutions for compliance with the relevant laws and regulations and the Company's articles of association, with the aim of safeguarding the interests of the Company and shareholders as a whole.

The Supervisory Committee is of the opinion that the decision-making process of the Company complied with the relevant laws and regulations, and the Company's articles of association and was well-regulated. The directors and senior management of the Company observed their fiduciary duties and worked diligently and legally. The Supervisory Committee is not aware that the directors and senior management of the Company acted in breach of the laws and regulations and the articles of association of the Company or against the interests of the Company.

The Supervisory Committee considers that the Company's 2005 financial statements reflected a true and fair view of the financial position and operating results of the Company. The unqualified opinion expressed in the auditors' report issued by Ernst & Young is objective and fair. In the opinion of the Supervisory Committee, the Company has achieved satisfactory results in 2005, which represented a remarkable accomplishment given the continued rise in jet fuel price. It is expected that the Company will continue to exercise robust cost control and risk management.

The Supervisory Committee is of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market price without prejudice to the interests of the Company and its minority Shareholders. The use of proceeds from the Company's initial public offering conformed to the relevant purposes disclosed in the Company's prospectus and such proceeds were not used for other purposes.

In 2006, the Supervisory Committee will continue to perform its duties in safeguarding the interests of the shareholders of the Company in strict adherence to the Company's articles of associations and relevant requirements.

By Order of the Supervisory Committee

Zhang Xianlin
Chairman of the Supervisory Committee

Beijing, PRC
17 April 2006

Profile of Directors, Supervisors and Senior Management

Directors

Mr. Li Jiaxiang, aged 56, is the Chairman of the Board and a Non-executive Director of the Company. Mr. Li graduated from Shandong Coal Technology Institute in 1969 and studied in Northwest University from 1999 to 2001 majoring in international economic law. Mr. Li had previously served in the China Air Force, People's Liberation Army of China since 1969 and served in various positions including as a Major General in the Air Force. After the restructuring of CAAC in October 2002, he served as the President of Air China International Corporation and Deputy General Manager of CNAHC. He was then promoted to the position of General Manager of CNAHC in August 2004, a post he continues to hold.

Mr. Kong Dong, aged 57, is a Vice Chairman of the Board and a Non-executive Director, of the Company. Mr. Kong graduated from Jiangxi Technology University in 1977 majoring in mechanical engineering and is a senior economist. Mr. Kong was Deputy General Manager of China Ocean Helicopter Company, General Manager of Shenzhen Airport Group, Director-General in charge of the expansion project of the Beijing Capital International Airport, General Manager of China National Aviation Corporation and President of CNAC, and Vice Chairman and President of CNACG. After the restructuring of CAAC in October 2002, he joined CNAHC as Deputy General Manager, a post he continues to hold since on August 2004.

Mr. Wang Shixiang, aged 56, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Wang graduated from the China Civil Aviation Advanced School in 1968 majoring in aviation and is a qualified First-Class Pilot. Mr. Wang was appointed as the President of the Civil Aviation Flight Academy of China in 1995, and General Manager of China Southwest Airlines in 1999. After the restructuring of CAAC in October 2002, he joined CNAHC as Deputy General Manager, a post he continues to hold.

Mr. Yao Weiting, aged 58, is a Non-executive Director of the Company. Mr. Yao graduated from Zhejiang Institute of Economics and Management and the China Central Party University in 1967 majoring in industrial accounting and economic management, respectively. He is also a senior accountant and senior economist. Mr. Yao was appointed as the Deputy Director of Economic Adjustment Bureau of China Metallurgical Ministry in 1997 and Assistant to the State Council Investigation Special Commissioner in 1998, and was the Chief Accountant of Air China International Corporation from 2000 to 2002. After the restructuring of CAAC in October 2002, he joined CNAHC as Deputy General Manager, and assumed the position of Chief Accountant of CNAHC in December 2004, a post he continues to hold.

Mr. Ma Xulun, aged 41, is an Executive Director and President of the Company. Mr. Ma graduated from Shanxi Finance University in 1984 with a Bachelor's Degree of Economics and is a certified public accountant. Mr. Ma was appointed as Deputy General Manager of China Commodities Storing and Transportation Corporation in 1995, Deputy Director General of Finance Department of CAAC in 1997, Vice President of Air China International Corporation in December 1998, and Deputy Director General of Air China International Corporation after the restructuring of CAAC in 2002. In September 2004, he was promoted to the President of Air China Limited, a post he continues to hold.

Mr. Cai Jianjiang, aged 42, is an Executive Director and Vice-President of the Company. Mr. Cai graduated from China Civil Aviation Institute in 1983. Mr. Cai was appointed as General Manager of Shenzhen Airlines Company Limited in 1999. He joined Air China International Corporation in 2001 as a General Manager of its Shanghai Branch, and subsequently as Assistant to the President and Manager of the Marketing Department of Air China International Corporation. After the restructuring of CAAC in October 2002, he was appointed as the Vice President of Air China International Corporation, and has served as Vice President of Air China Limited since September 2004.

Profile of Directors, Supervisors and Senior Management

Mr. Fan Cheng, aged 50, is an Executive Director and the Chief Financial Officer of the Company. Mr. Fan graduated from Nanjing Institute of Chemistry and Chemical Engineering in 1982 with a major in organic fertilizer and graduated from Guanghua School of Management, Beijing University in 2000 with an MBA degree. Mr. Fan is a senior accountant, senior engineer and certified public accountant. Mr. Fan was appointed as Deputy General Manager of China New Technology Venture Capital Company in 1996. He joined CAAC in 2001, and served as General Manager of Corporate Management Department and Assets Management Department of CNAHC from October 2002 to October 2004. He has been the Chief Financial Officer of Air China Limited since September 2004 and the Vice Chairman of the Board of Shenzhen Airlines Company Limited since January 2005.

Mr. Hu Hung Lick, Henry, aged 86, is an Independent Non-executive Director of the Company. Mr. Hu is currently the president of Shue Yan College in Hong Kong.. He graduated from the University of Paris with a Docteur-en-Droit degree. Mr. Hu was a member of Preparatory Committee and Selection Committee for the First Government of the Hong Kong Special Administrative Region, China, and was a member of the Standing Committee of the 8th and 9th Chinese People's Political Consultative Conference. He has been serving as an independent non-executive director of CNAC since April 1997.

Mr. Wu Zhipan, aged 49, is an Independent Non-executive Director of the Company. Mr. Wu holds a Doctor in Laws Degree from School of Law, Peking University, in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice Chancellor of Beijing University. He is also an expert consultant of the Supreme People's Court of China and Consultant of the Drafting Group of the Banking Law in China. Mr. Wu is also an independent non-executive director of China Minsheng Banking, Corp., Ltd., Henan Zhongfu Industry, Co., Ltd. and Fortune SGAM Fund Management Co., Ltd., and an independent supervisor of PetroChina Company Limited.

Mr. Zhang Ke, aged 52, is an Independent Non-executive Director of the Company. Mr. Zhang graduated from Renmin University of China in 1982 with a Bachelor's degree of economics. He is a certified public accountant and senior accountant. Mr. Zhang is experienced in the fields of investment, managerial consultancy, finance and auditing, and is currently Chairman and chief partner of ShineWing Certified Public Accountants. Mr. Zhang is also a member of the Standing Council of CICPA, a member of CPA Examination Committee of the Ministry of Finance, and a part-time professor in the Renmin University of China and the Chinese Academy of Sciences.

Supervisors

Mr. Zhang Xianlin, aged 52, is the Chairman of the Supervisory Committee. Mr. Zhang graduated from Huazhong University of Science and Technology with a Doctorate's degree in engineering and is a senior accountant. Mr. Zhang joined CAAC in 1974, and had served in the Finance Department of CAAC's Northern Administration Bureau and Deputy Director General of the Finance Department of CAAC. Mr. Zhang joined CNACG in 1997 as Vice President and has been promoted to Standing Vice President since 2001.

Mr. Liao Wei, aged 41, is a Supervisor of the Company. Mr. Liao graduated from China Southwest Finance University in 1986 majoring in accounting and is a senior accountant. Mr. Liao served as the Deputy Director of CAAC's Finance Department, the Director of Human Resources Administration of Air Macau, Deputy General Manager and General Manager of CNACG's investment department. Mr. Liao joined CNAHC in December 2002 as Deputy General Manager of CNAHC's finance department and has been promoted to General Manager since September 2003.

Ms. Zhang Huilan, aged 45, is a Supervisor of the Company. Ms. Zhang graduated from China Civil Aviation Institute in 1982 and from Asia (Macau) International Public University with an MBA degree in 2000. She is a senior accountant. Ms. Zhang holds IATA diploma in airline accounting and finance. Ms. Zhang joined CAAC in 1982, and had served as the financial controller of CNAC (Macau) and General Manager of finance department of CNAC (PRC). She had been the Deputy General Manager , Deputy General Manager of the Financial Department and the Asset Management Department of CNAHC since October 2002.

Mr. Liu Feng, aged 47, is a Supervisor of the Company and is the representative of the employees on the Supervisory Committee. Mr. Liu graduated from the China Central Party University. He joined Air China International Corporation in 1992 as Secretary to the Labour Union and has been serving as the Deputy Director of the Labour Union Office of Air China International Corporation since December 1995.

Profile of Directors, Supervisors and Senior Management

Mr. Liu Guo Qing, aged 43, is a Supervisor of the Company and the representative of the employees on the Supervisory Committee and a committee member of the Labour Union. Mr. Liu graduated from the Beijing University of Technology majoring in automation, and is an assistant economist. He joined Air China International Corporation in December 1988 and worked in its Beijing ticketing and seat reservation centre until 1994, when he was transferred to the marketing department and market development department.

Other Senior Management Personnel

Mr. Cheng Yiru, aged 57, graduated from China Civil Aviation Advanced School in 1971 majoring in aviation and is a First-Class Pilot. Mr. Cheng joined CAAC in 1968, and had served as the Deputy Commander and the Chief Commander of Chongqing Flight Team, Chengdu CAAC, as well as Deputy General Manager of China Southwest Airlines.. After the restructuring of CAAC in October 2002, he served as Vice President and General Manager of the southwest branch of Air China International Corporation, and has served the post of Vice President in Air China Limited since September 2004. As the Vice President, Mr. Cheng is mainly responsible for the fleet, aviation safety supervision, flying technique management and operation quality of the Company.

Mr. Sun Yude, aged 52, graduated from China Civil Aviation Institute in 1986 majoring in economic management. He joined CAAC in 1972, and served as the deputy head of CAAC Taiyuan Terminal and head of Ningbo Terminal, as well as General Manager of CNAC Zhejiang Airlines. After the restructuring of CAAC in October 2002, Mr. Sun joined Air China International Corporation as Vice President and General Manager of Zhejiang branch, and has served as Vice President of Air China Limited since September 2004. From December 2005 onwards, Mr. Sun has been serving as Chairman and President of Shandong Aviation Group. As the Vice President, Mr. Sun is mainly responsible for the planning and development department and information technology work of the Company.

Mr. Ma Kuiliang, aged 59, graduated from China Aviation Mechanics Vocational School in 1968 majoring in repair and maintenance of aircraft engine, and is a senior engineer. Mr. Ma joined CAAC in 1965, and had served as Deputy Chief Engineer of Air China International Corporation, General Manager of AMECO Beijing, and Assistant to President of Air China International Corporation. He became Vice President of Air China International Corporation after the restructuring of CAAC in October 2002, he became Vice President, and has served as Vice President of Air China Limited since September 2004. As the Vice President, Mr. Ma is mainly responsible for the aircraft engineering work of the Company.

Ms. Yang Lihua, aged 50, graduated from Beijing Languages University in 1977 majoring in French, and is a senior stewardess. She joined CAAC in 1973 and had served in Air China International Corporation as manager of Cabin Service Department, Deputy Chief of the Main Flight Team, and as General Manager of Passenger Service Department. Ms. Yang served as Vice President of Air China International Corporation after the restructuring of CAAC in October 2002, and has served as Vice President of Air China Limited since September 2004. As the Vice President, Ms. Yang is mainly responsible for cabin services, ground services and services quality of the Company.

Mr. Gao Dianbang, aged 57, graduated from China Civil Aviation Advanced School in 1969 and is a First-Class Pilot. He had served Air China International Corporation as Captain, Deputy Commander, Deputy Chief and Chief of the Main Flight Team, and was appointed as Assistant to President of Air China International Corporation in 2001. After the restructuring of CAAC in 2002, Mr. Gao served as the Chief Pilot of Air China International Corporation, and has served as the Chief Pilot of Air China Limited since September 2004. As the Chief Pilot, Mr. Gao is mainly responsible for overall flight operation management of the Company.

Profile of Directors, Supervisors and Senior Management

Mr. Zheng Baoan, aged 42, graduated from the School of Business Management, Shangdong Economic University in 1985 with a Bachelor's degree in economics, and then graduated from Dalian University of Technology with a Master's degree in engineering in 1990 majoring in management engineering. Mr. Zheng was appointed as Section Manager of Shandong Qilu Securities Brokerage Co., Ltd. in 1994. In 2002, he was the Board Secretary and the Chief of Securities Department , and in 2002 the Deputy General Manager, Board Secretary and Chief of Securities Department of Shandong Airlines Co., Ltd. Mr. Zheng then joined Air China International Corporation in 2004 as a key officer participating in the overseas listing of the Company. Mr. Zheng has served as the Board Secretary, the Joint Company Secretary of Air China Limited since 2005, holding certifications of qualification in relation to Board Secretary issued by the Hong Kong Institute of Chartered Secretaries and Shenzhen Stock Exchange. He has served as a Supervisor of Shenzhen Airlines Company Limited since January 2005.

Joint Company Secretaries

Mr. Zheng Baoan, his biographical details are set out in the section headed "Other Senior Management Personnel" above.

Mr. Li Man Kit, aged 49, is a Joint Company Secretary of the Company. He has been the Company Secretary of CNAC and CNACG since December 2000. Mr. Li graduated from the University of East Asia, Macau in business administration and also holds both a Bachelor's degree in Chinese Law and a Master's degree in International Law from Peking University. He is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries. Prior to joining the CNAC Group, Mr. Li was the company secretary of a shipping group of companies whose shares were listed in both Hong Kong and London. Mr. Li has many years of experience in para-legal, corporate reorganisation, administrative and personnel management and company secretarial work.

Qualified Accountant

Mr. David Tze-kin Ng, aged 56, is a member of Hong Kong Institute of Certified Public Accountants. Mr. Ng graduated from Macquarie University in Australia, and has obtained various international professional accounting qualifications, including as a Certified Practising Accountant in Australia, Chartered Certified Accountant in the UK, fellow member of the Institute of Chartered Secretaries and Administrators, member of The Institute of Internal Auditors and member of the Association of International Accountants. Mr. Ng has 30 years of experience in the accounting profession. He had served in PricewaterhouseCoopers for eight years, responsible for auditing and taxation matters. Mr. Ng is currently the Director and the Chief Accountant of Hong Kong Great Wall Certified Public Accountants Limited, and has been appointed by the Hong Kong government as a committee member of Insider Dealing Tribunal.

Report of the Independent Auditors



To the members
Air China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying financial statements of Air China Limited (the "Company"), its subsidiaries and joint ventures (collectively the "Group"), which comprise the Company's and consolidated balance sheets as at 31 December 2005 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, set out on pages 55 to 135 which have been prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company and of the Group as of 31 December 2005, and of the financial performance and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
18 April 2006

Consolidated Income Statement

Year ended 31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
Air traffic revenue	4	35,300,826	30,834,822
Other operating revenue	5	2,990,140	2,685,935
Turnover		38,290,966	33,520,757
Operating expenses			
Jet fuel		(11,777,129)	(8,353,752)
Take-off, landing and depot charges		(4,442,585)	(4,230,349)
Depreciation		(4,512,680)	(3,463,252)
Aircraft maintenance, repair and overhaul		(1,341,773)	(2,835,648)
Employee compensation costs	7	(3,406,825)	(2,921,322)
Air catering charges		(1,242,933)	(1,171,784)
Aircraft and engine operating lease expenses		(1,530,754)	(1,071,256)
Other operating lease expenses		(211,177)	(187,471)
Other flight operation expenses		(3,744,977)	(2,698,234)
Selling and marketing expenses		(1,775,026)	(1,387,088)
General and administrative expenses		(631,291)	(715,350)
Total operating expenses		(34,617,150)	(29,035,506)
Profit from operations	6	3,673,816	4,485,251
Finance revenue	8	1,248,607	79,361
Finance costs	8	(1,773,099)	(1,879,234)
Dilution gains on investments	9	–	410,137
Share of profits less losses from associates	19	224,930	464,044
Profit before tax		3,374,254	3,559,559
Tax	12	(903,874)	(1,010,864)
Profit for the year		2,470,380	2,548,695
Attributable to:			
Equity holders of the parent		2,406,256	2,385,964
Minority interests		64,124	162,731
		2,470,380	2,548,695
Dividend	13		
Interim		–	–
Proposed final		224,793	–
		224,793	–
Earnings per share attributable to equity holders of the parent	14		
Basic		25.6 cents	36.0 cents
Diluted		N/A	36.0 cents

Consolidated Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	47,190,728	43,441,637
Lease prepayments	16	1,072,066	933,898
Interests in associates	19	3,793,957	4,001,521
Advance payments for aircraft and related equipment		7,329,322	2,825,612
Due from CNAHC	20	531,813	631,813
Deposits for aircraft under operating leases		222,945	137,583
Available-for-sale investments	21	22,266	21,666
Deferred tax assets	22	498,371	776,084
		60,661,468	52,769,814
CURRENT ASSETS			
Financial assets	44(c)	127,659	–
Trade receivables	23	2,764,475	2,364,816
Inventories	24	851,315	743,288
Prepayments, deposits and other receivables	25	762,435	915,130
Pledged deposits	26	176,575	117,231
Non-pledged deposits with maturity of more than three months when acquired	26	97,375	320,850
Cash and cash equivalents	26	2,248,386	9,413,224
Due from CNAHC	34	474,216	–
Due from other CNAHC group companies	27	38,039	44,916
		7,540,475	13,919,455
TOTAL ASSETS		68,201,943	66,689,269
CURRENT LIABILITIES			
Financial liabilities	44(c)	(1,791)	–
Trade payables	28	(4,601,364)	(4,443,608)
Bills payable	29	(327,937)	(362,033)
Other payables and accruals	30	(4,168,435)	(3,920,287)
Provision for major overhauls	31	(18,721)	(28,130)
Air traffic liabilities		(1,476,619)	(1,215,770)
Tax payable		(421,077)	(186,055)
Obligations under finance leases	32	(1,954,873)	(1,705,146)
Bank and other loans	33	(10,401,170)	(8,806,051)
Due to CNAHC and CNACG	34	(133,680)	(2,256,117)
Due to other CNAHC group companies	27	(40,471)	(49,617)
		(23,546,138)	(22,972,814)
NET CURRENT LIABILITIES		(16,005,663)	(9,053,359)
TOTAL ASSETS LESS CURRENT LIABILITIES		44,655,805	43,716,455

Consolidated Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT LIABILITIES			
Obligations under finance leases	32	**(8,078,671)**	(10,576,241)
Bank and other loans	33	**(12,822,879)**	(12,896,622)
Long term payables	35	**(352,880)**	(446,311)
Deferred income	36	**(1,025,910)**	(1,102,853)
Provision for major overhauls	31	**(635,718)**	(470,698)
Provision for early retirement benefits obligations		**(189,141)**	(195,188)
		(23,105,199)	(25,687,913)
NET ASSETS		**21,550,606**	18,028,542
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Issued share capital	37	**9,433,211**	9,050,618
Reserves	38	**10,659,030**	7,497,637
		20,092,241	16,548,255
MINORITY INTERESTS		**1,458,365**	1,480,287
TOTAL EQUITY		**21,550,606**	18,028,542

Ma Xulun
Director

Fan Cheng
Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2005

	Attributable to equity holders of the parent									
	Owners' equity RMB'000	Issued share capital RMB'000	Capital reserve RMB'000	Reserve funds RMB'000	Retained earnings RMB'000	Foreign exchange translation reserve RMB'000	Proposed final dividend RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
As at 1 January 2004	6,892,869	-	-	-	-	-	-	6,892,869	1,422,380	8,315,249
Capital contribution of cash *(note a)*	560,782	-	-	-	-	-	-	560,782	-	560,782
Capital contribution of land use rights *(note b)*	885,626	-	-	-	-	-	-	885,626	-	885,626
Capitalisation of amount payable to CNAHC *(note c)*	17,965	-	-	-	-	-	-	17,965	-	17,965
Deferred taxation *(note 22)*	793,755	-	-	-	-	-	-	793,755	-	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	-	-	-	-	-	-	1,758,879	117,506	1,876,385
Dividend paid	(29,074)	-	-	-	-	-	-	(29,074)	(24,909)	(53,983)
Distributions *(note d)*	(2,182,921)	-	-	-	-	-	-	(2,182,921)	-	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	-	305,680	-	-	-	-	-
Profit from 1 October 2004 to 31 December 2004	-	-	-	-	627,085	-	-	627,085	45,225	672,310
Distributions *(note e)*	-	-	-	-	(377,550)	-	-	(377,550)	-	(377,550)
Dilution of interest *(note 9(b))*	-	-	-	-	-	-	-	-	(79,915)	(79,915)
Transfer to reserve funds *(note 13)*	-	-	-	93,020	(93,020)	-	-	-	-	-
Issue of new shares upon listing *(note 37(e))*	-	2,550,618	5,536,678	-	-	-	-	8,087,296	-	8,087,296
Share issue expenses *(note 37(e))*	-	-	(486,457)	-	-	-	-	(486,457)	-	(486,457)
As at 31 December 2004 and 1 January 2005	-	9,050,618	6,942,422	93,020	462,195	-	-	16,548,255	1,480,287	18,028,542
Profit for the year	-	-	-	-	2,406,256	-	-	2,406,256	64,124	2,470,380
Transfer to reserve funds *(note 13)*	-	-	-	269,864	(269,864)	-	-	-	-	-
Proposed final dividend *(note 13(d))*	-	-	-	-	(224,793)	-	224,793	-	-	-
Issue of new shares *(note 37(b))*	-	382,593	830,414	-	-	-	-	1,213,007	-	1,213,007
New capital contribution by a minority shareholder of a subsidiary	-	-	-	-	-	-	-	-	2,940	2,940
Share issue expenses *(note 37(b))*	-	-	(40,910)	-	-	-	-	(40,910)	-	(40,910)
Dividends paid to minority shareholders by subsidiaries	-	-	-	-	-	-	-	-	(68,611)	(68,611)
Exchange realignment	-	-	-	-	-	(34,367)	-	(34,367)	(20,375)	(54,742)
As at 31 December 2005	**-**	**9,433,211**	**7,731,926**	**362,884**	**2,373,794**	**(34,367)**	**224,793**	**20,092,241**	**1,458,365**	**21,550,606**

Consolidated Statement of Changes in Equity

Year ended 31 December 2005

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of approximately RMB561 million to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented a payable of RMB17,965,000 of the Company assumed by CNAHC in 2004 which was accounted for as a capital contribution.

d.. In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice) and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 13(b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 13 (b) to these financial statements.

   In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of the BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 13(a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

Consolidated Cash Flow Statement

Year ended 31 December 2005

	2005 RMB'000	2004 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,374,254	3,559,559
Adjustments for:		
Exchange (gains)/losses, net	(1,053,839)	161,824
(Gain)/loss on disposal of property, plant and equipment, net	(74,474)	33,872
Loss on derecognition of property, plant and equipment	430,010	–
Gains on fuel derivatives, net	(221,661)	(41,036)
Dilution gains on investments	–	(410,137)
Depreciation	4,512,680	3,463,252
Amortisation of lease prepayments	19,555	4,884
Share of profits less losses from associates	(224,930)	(464,044)
Dividend income from available-for-sale investments	(168)	(4,622)
Interest income	(108,481)	(33,703)
Interest expense, net of interest capitalised	1,773,099	1,824,392
Provision/(write-back of provision) for doubtful debts, net	14,723	(988)
Write-back of provision against inventories, net	–	(11,508)
Operating profit before working capital changes	8,440,768	8,081,745
Increase in inventories	(108,027)	(19,681)
Increase in trade receivables	(414,382)	(425,080)
Increase in amount due from CNAHC	(474,216)	–
Increase in amount due to CNACG	15,000	–
Decrease in amounts due from other CNAHC group companies	6,877	19,012
(Increase)/decrease in prepayments, deposits and other receivables	141,183	(164,606)
(Increase)/decrease in deposits for aircraft under operating leases	(73,850)	18,581
Increase/(decrease) in amounts due to other CNAHC group companies	(9,146)	16,544
Increase in trade payables	157,756	268,645
Decrease in bills payable	(34,096)	(955,187)
Increase in other payables and accruals	211,509	1,154,425
Increase in provision for major overhauls	155,611	93,889
Increase in air traffic liabilities	260,849	52,664
Decrease in provision for early retirement benefits obligations	(6,047)	(3,409)
Recognition of deferred income	(76,943)	(70,593)
Cash generated from operations	8,192,846	8,066,949
Interest paid	(1,754,184)	(1,872,691)
Tax paid:		
Mainland China enterprise income tax paid	(378,675)	(36,953)
Overseas taxes paid	(12,464)	(1,568)
NET CASH INFLOW FROM OPERATING ACTIVITIES	6,047,523	6,155,737

Consolidated Cash Flow Statement

Year ended 31 December 2005

	2005 RMB'000	2004 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(8,787,258)	(5,270,777)
Proceeds from disposal of property, plant and equipment	179,493	189,840
Increase in lease prepayments	(157,723)	(23,349)
Additions of advance payments for aircraft and related equipment	(4,503,710)	(867,828)
Net cash settlements of fuel derivatives	95,793	69,036
Decrease in amounts due from associates	27,894	4,461
Increase in amounts due to associates	14,314	58,796
(Increase)/decrease in time deposits with original maturity of more than three months	223,475	(290,024)
(Increase)/decrease in pledged deposits	(59,344)	1,128,311
Interest received	108,481	33,703
Capital contributions to associates	–	(709,253)
Dividends received from available-for-sale investments	168	4,622
Dividends received from associates	358,609	176,365
Proceeds from disposal of available-for-sale investments	–	264
Purchases of available-for-sale investments	(600)	–
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture *(note 45 (a))*	–	516,491
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(12,500,408)	(4,979,342)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES	(6,452,885)	1,176,395
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	10,480,685	10,146,285
Repayment of bank and other loans	(8,680,857)	(10,500,107)
Repayment of principal under finance lease obligations	(1,540,238)	(1,607,056)
Settlement of long-term payables	(95,015)	(119,946)
Decrease in amount due to CNAHC	(2,037,437)	(468,789)
Contributions by CNAHC	–	560,782
Dividends paid to minority shareholders	(68,611)	(24,909)
Receipt of government grants	–	32,609
Net proceeds from issuance of new shares upon listing	1,172,097	7,600,839
New capital contribution by a minority shareholder of a subsidiary	2,940	–
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	(766,436)	5,619,708
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	54,483	27,726
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(7,164,838)	6,823,829
Cash and cash equivalents at beginning of year	9,413,224	2,589,395
CASH AND CASH EQUIVALENTS AT END OF YEAR	2,248,386	9,413,224

Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	45,025,463	41,908,428
Lease prepayments	16	1,052,493	919,871
Interests in subsidiaries	17	140,075	176,929
Interests in joint ventures	18	1,398,595	1,392,388
Interests in associates	19	723,365	780,837
Advance payments for aircraft and related equipment		6,997,560	2,400,586
Due from CNAHC	20	531,813	631,813
Deposits for aircraft under operating leases		146,575	55,831
Available-for-sale investments	21	816	816
Deferred tax assets	22	391,000	658,000
		56,407,755	48,925,499
CURRENT ASSETS			
Financial assets	44(c)	115,220	–
Trade receivables	23	2,517,384	2,197,293
Inventories	24	541,453	468,930
Prepayments, deposits and other receivables	25	651,778	889,037
Pledged deposits	26	84,048	80,519
Non-pledged deposits with maturity of more than three months when acquired	26	20,875	313,768
Cash and cash equivalents	26	891,923	8,108,091
Due from CNAHC	34	474,216	–
Due from other CNAHC group companies	27	12,993	8,801
		5,309,890	12,066,439
TOTAL ASSETS		61,717,645	60,991,938
CURRENT LIABILITIES			
Financial liabilities	44(c)	(1,791)	–
Trade payables	28	(3,666,128)	(3,819,353)
Bills payable	29	(327,937)	(362,033)
Other payables and accruals	30	(3,568,896)	(3,387,870)
Provision for major overhauls	31	(18,721)	(28,130)
Air traffic liabilities		(1,337,948)	(1,087,838)
Tax payable		(392,984)	(151,533)
Obligations under finance leases	32	(1,954,873)	(1,705,146)
Bank and other loans	33	(10,127,847)	(8,255,695)
Due to CNAHC and CNACG	34	(118,680)	(2,240,213)
Due to other CNAHC group companies	27	(22,413)	(12,163)
		(21,538,218)	(21,049,974)
NET CURRENT LIABILITIES		(16,228,328)	(8,983,535)
TOTAL ASSETS LESS CURRENT LIABILITIES		40,179,427	39,941,964

Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT LIABILITIES			
Obligations under finance leases	32	**(8,078,671)**	(10,576,241)
Bank and other loans	33	**(12,448,067)**	(12,896,622)
Long term payables	35	**(317,379)**	(437,577)
Deferred income	36	**(1,025,910)**	(1,102,853)
Provision for major overhauls	31	**(474,571)**	(373,242)
Provision for early retirement benefits obligations		**(189,141)**	(195,188)
		(22,533,739)	(25,581,723)
NET ASSETS		**17,645,688**	14,360,241
Represented by:			
Issued share capital	37	**9,433,211**	9,050,618
Reserves	38	**8,212,477**	5,309,623
TOTAL EQUITY		**17,645,688**	14,360,241

Ma Xulun
Director

Fan Cheng
Director

Notes to Financial Statements

31 December 2005

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC" or "Mainland China"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally engage in airline operations, the provision of aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

The principal activities of the Company, its subsidiaries and joint ventures (collectively the "Group") and associates are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in Mainland China, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's parent and ultimate holding company is CNAHC.

As CNAHC controlled the Relevant Businesses and the Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results and consolidated cash flows for the year ended 31 December 2004 include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's Directors are of the opinion that the consolidated income statement and consolidated cash flow statement prepared on this basis present fairly the consolidated results and consolidated cash flows of the Group as a whole.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

The principal accounting policies used in the preparation of the consolidated financial statements of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except that the Group has adopted the following new/revised standards mandatory for financial years beginning on or after 1 January 2005.

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained earnings of the current and prior years or to any change in comparatives.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of preparation (Continued)

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998), *Property, Plant and Equipment*. There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for the accounting of subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when such services are performed.

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the year ended 31 December 2005 by approximately RMB899 million. As a result, the profit after tax of the Group for the year ended 31 December 2005 has decreased by approximately RMB604 million.

(ii) Major overhaul costs incurred for the year ended 31 December 2005 of approximately RMB1,639 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the year ended 31 December 2005 decreased by RMB1,639 million. In addition, the Group has derecognised and charged to the income statement for the year ended 31 December 2005 the carrying amount of certain components of approximately RMB430 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the year ended 31 December 2005 has increased by approximately RMB824 million.

(c) IAS 24 (revised 2003) *Related Party Disclosures* replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of preparation (Continued)

IFRSs and International Financial Reporting Interpretation Committee Interpretations ("IFRIC Interpretations") not yet effective

The Group has not applied the following new and revised IFRSs and IFRIC interpretations that have been issued but are not yet effective in these financial statements:

IAS 1 Amendment	*Capital Disclosures*
IAS 19 Amendment	*Actuarial Gains and Losses, Group Plans and Disclosures*
IAS 39 Amendment	*Cash Flow Hedge Accounting of Forecast Intragroup Transactions*
IAS 39 Amendment	*The Fair Value Option*
IAS 39 and IFRS 4 Amendments	*Financial Guarantee Contracts*
IFRS 1 and IFRS 6 Amendments	*First-time Adoption of International Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources*
IFRS 6	*Exploration for and Evaluation of Mineral Resources*
IFRS 7	*Financial Instruments: Disclosures*
IFRIC – Int 4	*Determining whether an Arrangement contains a Lease*
IFRIC – Int 5	*Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*
IFRIC – Int 6	*Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*

The above standards and interpretations are required to be applied for annual periods beginning on or after 1 January 2006.

The IAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and procedures for managing capital; quantitative data about what the Company regards as capital and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 will replace IAS 32 and has modified the disclosure requirements of IAS 32 relating to financial instruments. The IFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to IAS 39 and IFRS 4 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with IAS 37 and (ii) the amount initially recognised less cumulative amortisation, when appropriate, recognised in accordance with IAS 18.

The IAS 19 Amendment, IAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and the fair value option, IFRSs 1 and 6 Amendments, IFRS 6, IFRIC-Int 4, IFRIC-Int 5 and IFRIC-Int 6 do not apply to the activities of the Group. IFRIC-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries not held by the Group, and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currency translation

The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date, the assets and liabilities of the foreign entities are translated into the presentation currency of the Group which is RMB at the rate of exchange ruling at the balance sheet date and, their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On the disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign entity is recognised in the income statement.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group has interests in certain joint ventures which are jointly-controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly-controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interests in joint ventures (Continued)

The Group recognises its interests in the joint ventures using proportionate consolidation. The Group combines its share of each of the assets, liabilities, income and expenses of the joint ventures with the similar items, line by line, in its consolidated financial statements. The financial statements of the joint ventures are prepared for the same reporting year as the parent, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Group contributes or sells assets to the joint ventures, any portion of gain or loss from the transaction is recognised based on the substance of the transaction. When the Group purchases assets from the joint ventures, the Group does not recognise its share of the profits of the joint ventures from the transaction until it resells the assets to an independent party.

The joint ventures are proportionately consolidated until the date on which the Group ceases to have joint control over the joint ventures.

Interests in associates

The Group's interests in its associates is accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

Under the equity method, the interests in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. Goodwill relating to the associates is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associates. The consolidated income statement reflects the share of the results of operations of the associates. Where there has been a change recognised directly in the equity of the associates, the Group recognises its share of any changes and disclose this, when applicable, in the consolidated statement of changes in equity.

The reporting dates of the associates and the Group are identical and the associates' accounting policies conform to those used by the Group for like transactions and events in similar circumstances. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. Such costs include the costs of replacing part of such property, plant and equipment when the costs are incurred if the recognition criteria are met.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Costs comprise the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

Notes to Financial Statements

Year ended 31 December 2005

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)

Depreciation is calculated on a straight-line basis over the useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	4 to 20 years	Nil-5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the new disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The asset's residual value, useful life and methods are reviewed, and adjusted if appropriate, at each year end.

When each major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the costs of property, plant and equipment upon delivery of the aircraft.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments and other financial assets (Continued)

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments and loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories (Continued)

Work in progress represents material costs, labour costs and overhead costs capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the income statement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Employee benefits

(a) Pension obligations

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) Termination and early retirement benefits

Termination benefits are payable whenever an employee's employment is voluntary terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefits (Continued)

(c) *Housing benefits*

In prior years, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies are to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the costs of incremental fuel, meals and insurance but do not include any costs for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation services are provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenue earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation services are provided.

Cargo and mail revenue is recognised when transportation services are provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue is stated net of business tax.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership of the goods have been passed to the buyer.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the Group's right to receive payments is established.

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided, using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxes (Continued)

Deferred tax (Continued)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Trade and other receivables

Trade receivables, which generally have terms of 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Derivative financial instruments and hedging

The Group uses derivative financial instruments to hedge its exposure to jet fuel prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement for the year.

For the purposes of hedge accounting, hedges are classified as follows:

- fair value hedges, when hedging the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative financial instruments and hedging (Continued)

Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with the corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; the hedge no longer meets the criteria for hedge accounting; or the Group revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity will remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative financial instruments and hedging (Continued)

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate of 4.5% (2004: ranging between 5.6% and 5.8%) has been applied to the expenditure on the individual asset.

All other borrowing costs are recognised as an expense when incurred.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of assets (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment loss in respect of equity instruments classified as available-for-sale are not recognised in profit or loss. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Significant accounting estimates

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are discussed below.

(a) Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2005 was RMB1,444 million (2004: RMB1,405 million). More details are given in note 19 to these financial statements.

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION

Segment information of the Group is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into the following four business segments:

(a) the airline operations segment comprises the provision of air passenger and air cargo services;

(b) the engineering services segment comprises the provision of aircraft engineering services which include aircraft maintenance, repair and overhaul services;

(c) the airport terminal services segment comprises the provision of ground services which include check-in service, boarding service, premium class lounge service, ramp service, luggage handling service, loading and unloading services, cabin cleaning and transit services; and

(d) the "others" segment comprises the provision of air catering services and other airline-related services.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenue is attributed to the segments based on the origin and destination of each flight segment. Assets, which consist principally of aircraft and ground equipment, supporting the entire worldwide transportation system, are mainly located in Mainland China. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION (Continued)

Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004:

For the year ended 31 December 2005

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUE						
Sales to external customers	37,380,669	376,437	320,477	213,383	–	38,290,966
Intersegment sales	–	619,098	–	108,873	(727,971)	–
Total revenue	37,380,669	995,535	320,477	322,256	(727,971)	38,290,966
PROFIT FROM OPERATIONS						
Segment results	3,367,949	772,877	123,679	137,282	(727,971)	3,673,816
Finance revenue	1,231,986	8,512	37	8,072	–	1,248,607
Finance costs	(1,762,481)	(7,504)	(2,320)	(794)	–	(1,773,099)
Share of profits less losses from associates	81,645	(8,628)	148,096	3,817	–	224,930
Profit before tax	2,919,099	765,257	269,492	148,377	(727,971)	3,374,254
Tax						(903,874)
Minority interests						(64,124)
Net profit attributable to equity holders of the parent						2,406,256
ASSETS						
Segment assets	63,703,084	1,046,799	122,474	668,200	(1,630,942)	63,909,615
Interests in associates	3,312,608	18,700	192,084	270,565	–	3,793,957
Unallocated assets						498,371
Total assets						68,201,943
LIABILITIES						
Segment liabilities	(46,191,851)	(489,320)	(404,229)	(775,802)	1,630,942	(46,230,260)
Unallocated liabilities						(421,077)
Total liabilities						(46,651,337)
OTHER INFORMATION						
Capital expenditures						
– property, plant and equipment	13,222,058	37,219	855	30,836	–	13,290,968
Depreciation of property, plant and equipment	4,409,021	38,381	61,303	3,975	–	4,512,680
Amortisation of lease prepayments	19,555	–	–	–	–	19,555
Increase in fair value of financial assets, net	(125,868)	–	–	–	–	(125,868)
Provision/(write-back of provision) for doubtful debts, net	14,836	118	–	(231)	–	14,723

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2004

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUE						
Sales to external customers	32,766,164	296,775	287,905	169,913	–	33,520,757
Intersegment sales	–	731,589	–	131,299	(862,888)	–
Total revenue	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance revenue	73,943	278	–	5,140	–	79,361
Finance costs	(1,859,139)	(14,819)	(1,978)	(3,298)	–	(1,879,234)
Dilution gains on investments	330,222	–	–	79,915	–	410,137
Share of profits less losses from associates	331,530	(5,083)	130,661	6,936	–	464,044
Profit before tax	3,022,958	805,234	331,816	262,439	(862,888)	3,559,559
Tax						(1,010,864)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	–	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures – property, plant and equipment	6,046,355	32,697	25,912	33,641	–	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	–	3,463,252
Amortisation of lease prepayments	4,884	–	–	–	–	4,884
Decrease in fair value of financial assets, net	28,000	–	–	–	–	28,000
Provision/(write-back of provision) for doubtful debts, net	(4,483)	2,642	–	853	–	(988)
Provision/(write-back of provision) against inventories, net	12,492	(24,000)	–	–	–	(11,508)

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION (Continued)

Geographical segments

The following tables present consolidated revenue by geographical segments for the years ended 31 December 2005 and 2004:

For the year ended 31 December 2005	Domestic RMB'000	HK/ Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUE							
Sales to external customers and total revenue	**20,490,055**	**2,269,256**	**5,081,774**	**2,964,247**	**4,250,255**	**3,235,379**	**38,290,966**

For the year ended 31 December 2004	Domestic RMB'000	HK/ Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUE							
Sales to external customers and total revenue	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

4. AIR TRAFFIC REVENUE

Air traffic revenue comprises revenue from the airline operations business and is stated net of business tax. An analysis of air traffic revenue is as follows:

	Group 2005 RMB'000	Group 2004 RMB'000
Passenger	**31,584,426**	27,665,018
Cargo and mail	**3,716,400**	3,169,804
	35,300,826	30,834,822

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenue	3% of air traffic revenue (all inbound international and Hong Kong and Macau regional flights are exempted from business tax)
Other operating revenue *(note 5)*	3% to 5% of other operating revenue

PRC business tax incurred for the years ended 31 December 2005 and 2004, netted against air traffic revenue, amounted to approximately RMB846 million and RMB711 million, respectively.

Notes to Financial Statements

Year ended 31 December 2005

5. OTHER OPERATING REVENUE

	Group	
	2005	2004
	RMB'000	*RMB'000*
Bellyhold income from a joint venture *(note 46)*	**1,496,302**	1,384,457
Aircraft engineering income	**376,437**	296,775
Ground services income	**320,477**	287,905
General aviation income	**155,521**	159,990
Air catering income	**109,591**	118,140
Government grants:		
(i) Recognition of deferred income *(note 36)*	**76,943**	70,593
(ii) Fixed cash subsidy	**–**	37,500
(iii) Others	**41,250**	44,853
Service charges on return of unused flight tickets	**97,951**	63,821
Cargo handling service income	**67,822**	49,850
Sale of materials	**11,899**	33,008
Import and export service income	**12,311**	29,767
Training service income	**19,029**	23,761
Aircraft and related equipment lease income	**7,072**	11,516
Gain on disposal of property, plant and equipment, net	**74,474**	–
Others	**123,061**	73,999
	2,990,140	2,685,935

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2005	2004
	RMB'000	*RMB'000*
Repair and maintenance costs	**2,078,382**	3,608,348
Depreciation *(note 15)*	**4,512,680**	3,463,252
Amortisation of lease prepayments *(note 16)*	**19,555**	4,884
Employee compensation costs *(note 7)*	**3,406,825**	2,921,322
Minimum lease payments under operating leases:		
Aircraft and engines	**1,530,754**	1,071,256
Land and buildings	**211,177**	187,471
(Gain)/loss on disposal of property, plant and equipment, net	**(74,474)**	33,872
Loss on derecognition of property, plant and equipment *(note 2 (b) (ii))*	**430,010**	–
Auditors' remuneration	**11,029**	7,206
Provision/(write-back of provision) for doubtful debts, net	**14,723**	(988)
Write-back of provision against inventories, net	**–**	(11,508)

Notes to Financial Statements

Year ended 31 December 2005

7. EMPLOYEE COMPENSATION COSTS

	Group 2005 RMB'000	2004 RMB'000
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	**3,200,391**	2,732,927
Retirement benefit costs *(note 11)*	**206,434**	188,395
	3,406,825	2,921,322

8. FINANCE REVENUE AND FINANCE COSTS

Finance revenue

	Group 2005 RMB'000	2004 RMB'000
Exchange gains, net	**918,297**	-
Interest income	**108,481**	33,703
Gains on fuel derivatives, net	**221,661**	41,036
Dividend income from available-for-sale investments	**168**	4,622
	1,248,607	79,361

Finance costs

	Group 2005 RMB'000	2004 RMB'000
Interest expense	**1,792,408**	1,827,002
Less: Interest capitalised	**(19,309)**	(2,610)
	1,773,099	1,824,392
Exchange losses, net	**-**	54,842
	1,773,099	1,879,234

The interest capitalisation rate represents the cost of capital from raising the related borrowings and is approximately 4.5% (2004: ranging from 5.6% to 5.8%) per annum.

Notes to Financial Statements

Year ended 31 December 2005

9. DILUTION GAINS ON INVESTMENTS

	Group	
	2005	2004
	RMB'000	RMB'000
Dilution gain on investment in Air Cargo Business *(note 9(a))*	–	330,222
Dilution gains on investments in BACL and SWACL *(note 9(b))*	–	79,915
	–	410,137

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group prior to 1 January 2004 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo Co., Ltd. ("Air China Cargo"), a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of the investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, a 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and a 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group prior to being transferred during 2004.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and a 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of China National Aviation Company Limited ("CNAC"), a subsidiary of the Company, for considerations of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75%, respectively, to 41% and accordingly gains on dilution of investments in BACL and SWACL in aggregate of approximately RMB80 million arose.

Notes to Financial Statements

Year ended 31 December 2005

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Fees	**150**	29
Basic salaries, housing benefits, other allowances and benefits in kind	**4,443**	4,279
Discretionary bonuses	**787**	636
Retirement benefits	**69**	43
	5,449	4,987

	Fees	Basic salaries, housing benefits, other allowances and benefits in kind	Discretionary bonuses	Retirement benefits	Total emoluments
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended 31 December 2005					
Directors					
Mr. Li Jiaxiang	–	–	–	–	–
Mr. Kong Dong	–	2,132	–	–	2,132
Mr. Wang Shixiang	–	–	–	–	–
Mr. Yao Weiting	–	–	–	–	–
Mr. Ma Xulun	–	124	245	16	385
Mr. Cai Jianjiang	–	124	232	16	372
Mr. Fan Cheng	–	113	153	16	282
Dr. Hu Hung Lick, Henry	50	63	–	–	113
Mr. Wu Zhipan	50	–	–	–	50
Mr. Zhang Ke	50	–	–	–	50
Mr. David Turnbill	–	–	–	–	–
	150	2,556	630	48	3,384
Supervisors					
Mr. Zhang Xianlin	–	1,770	–	–	1,770
Mr. Liao Wei	–	–	–	–	–
Ms. Zhang Huilan	–	–	–	–	–
Mr. Liu Feng	–	93	132	16	241
Mr. Liu Guoqing	–	24	25	5	54
	–	1,887	157	21	2,065
	150	4,443	787	69	5,449

Notes to Financial Statements

Year ended 31 December 2005

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(Continued)

	Fees RMB'000	Basic salaries, housing benefits, other allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement benefits RMB'000	Total emoluments RMB'000
Year ended 31 December 2004					
Directors					
Mr. Li Jiaxiang	–	–	–	–	–
Mr. Kong Dong	–	2,172	–	–	2,172
Mr. Wang Shixiang	–	–	–	–	–
Mr. Yao Weiting	–	–	–	–	–
Mr. Ma Xulun	–	103	259	14	376
Mr. Cai Jianjiang	–	101	240	14	355
Mr. Fan Cheng	–	16	45	1	62
Dr. Hu Hung Lick, Henry	4	–	–	–	4
Mr. Wu Zhipan	13	–	–	–	13
Mr. Zhang Ke	12	–	–	–	12
	29	2,392	544	29	2,994
Supervisors					
Mr. Zhang Xianlin	–	1,804	–	–	1,804
Mr. Liao Wei	–	–	–	–	–
Ms. Zhang Huilan	–	–	–	–	–
Mr. Liu Feng	–	83	92	14	189
	–	1,887	92	14	1,993
	29	4,279	636	43	4,987

Fees of approximately RMB150,000 (2004: RMB29,000) are wholly payable to the independent non-executive Directors. Except for other emoluments of RMB63,000 paid to Dr. Hu Hung Lick, Henry, there were no other emoluments payable to other independent non-executive Directors during the year (2004: Nil).

An analysis of the five individuals whose remuneration were the highest in the Group is as follows:

	Group	
	2005 Number of individuals	2004 Number of individuals
Director	1	1
Supervisor	1	1
Employees	3	3

Notes to Financial Statements

Year ended 31 December 2005

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (Continued)

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2005 RMB'000	2004 RMB'000
Basic salaries, housing benefits, other allowances and benefits in kind	4,729	5,360
Discretionary bonuses	–	–
Retirement benefits	216	164
	4,945	5,524

The remuneration of these three highest paid individuals for the year fell within the following bands:

	Group	
	2005 Number of individuals	2004 Number of individuals
HK$1,000,001 to HK$1,500,000 (equivalent to RMB1,051,701 to RMB1,575,550)	2	1
HK$1,500,001 to HK$2,000,000 (equivalent to RMB1,575,551 to RMB2,103,400)	1	2
	3	3

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2004: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2004: Nil).

Notes to Financial Statements

Year ended 31 December 2005

11. RETIREMENT BENEFITS

All of the Group's full-time employees in Mainland China are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the incorporation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the incorporation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 *(note 46 (d))*. These pension payments were relating to the period from 1 January 2004 to the date immediately before the incorporation of the Company. The Group's employees who retire after the incorporation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Besides, the Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Contributions to PRC government-regulated defined contribution retirement scheme	**202,535**	179,740
Early retirement benefits	**3,899**	8,655
Total *(note 7)*	**206,434**	188,395

Forfeited contributions totalling RMB1,633,000 (2004: RMB1,579,000) was utilised during the year. At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2004: Nil).

Notes to Financial Statements

Year ended 31 December 2005

12. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rates on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 13(b) to these financial statements was calculated after deducting the amount of income tax payable to CNAHC, which in turn would settle any tax liability on profits arising during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureau.

In accordance with the PRC Enterprise Income Tax Law and an approval document issued by the relevant tax bureau on 28 November 2005 (the "Approval Document"), Air China Cargo was approved to be subject to a enterprise income tax rate of 24% on its taxable income as reported in its statutory financial statements for the year ended 31 December 2005 and was fully exempted from corporate income tax for the year ended 31 December 2005 and followed by a 3-year 50% reduction in corporate income tax in the period between 1 January 2006 and 31 December 2008. In addition, pursuant to the Approval Document, Air China Cargo has been granted a 4-year local income tax exemption in the period between 1 January 2005 and 31 December 2008 and followed by a 5-year 50% reduction in local income tax in the period between 1 January 2009 and 31 December 2013.

Notes to Financial Statements

Year ended 31 December 2005

12. TAX (Continued)

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group 2005 RMB'000	2004 RMB'000
Current income tax		
Current income tax charge – Mainland China	**614,313**	398,944
– Hong Kong	**11,848**	4,096
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	**277,713**	607,824
Income tax charge for the year	**903,874**	1,010,864

Share of tax attributable to associates amounting to RMB33,640,000 (2004: RMB96,974,000) is included in the "Share of profit less losses from associates" on the face of the consolidated income statement.

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rates in Mainland China to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate, are as follows:

	Group 2005 RMB'000	2005 %	2004 RMB'000	2004 %
Profit before income tax	**3,374,254**		3,559,559	
At statutory income tax rate of 33%	**1,113,504**	**33.0**	1,174,654	33.0
Profits and losses attributable to associates	**(74,227)**	**(2.2)**	(153,135)	(4.3)
Lower income tax rates of other territories	**(15,024)**	**(0.5)**	(20,455)	(0.6)
Tax exemption	**(49,558)**	**(1.4)**	–	–
Income not subject to tax	**(115,131)**	**(3.4)**	(211,035)	(5.9)
Expenses not deductible for tax purposes	**26,941**	**0.8**	220,835	6.2
Tax losses not recognised	**12,537**	**0.4**	–	–
Effect on opening deferred income tax assets due to decrease in other territories' income tax rates	**4,832**	**0.1**	–	–
Tax charge at Group's effective income tax rate	**903,874**	**26.8**	1,010,864	28.4

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and joint ventures as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

Notes to Financial Statements

Year ended 31 December 2005

13. APPROPRIATIONS

Set out below are the details of distributions made by the Company for the two years ended 31 December 2005:

	Group	
	2005	2004
	RMB'000	RMB'000
Declared during the year		
Carved-out of net assets *(note 13(c))*	–	39,136
Dividend paid *(note 13(c))*	–	29,074
Distribution to CNAHC *(note 13(a))*	–	377,550
Distribution to CNAHC *(note 13(b))*	–	2,025,105
Distribution to CNACG *(note 13(b))*	–	118,680
Total	–	2,589,545
Proposed for approval (not recognised as a liability as at 31 December)		
Final dividend for 2005: RMB0.2383 (2004: Nil) per 10 shares *(note 13(d))*	224,793	–

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL (the "BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL (the "SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of the BACL Agreement and the SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL (the "HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of the HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of the BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75%, respectively, to approximately 41%.

As a result of the completion of the BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

Notes to Financial Statements

Year ended 31 December 2005

13. APPROPRIATIONS (Continued)

(b) In accordance with the (財政部關于印發《企業公司制改建有關國有資本管理与財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance, which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC ("PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (財政部關于印發《企業公司制改建有關國有資本管理与財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and the dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends for the year ended 31 December 2004 are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

(d) The proposed final dividend of RMB0.2383 per 10 shares for the year ended 31 December 2005 is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

Notes to Financial Statements

Year ended 31 December 2005

13. APPROPRIATIONS (Continued)

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 30 September 2004, no profit appropriations to the aforesaid reserve funds were required.

14. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2005 of approximately RMB2,406,256,000, and the weighted average number of approximately 9,422,728,916 ordinary shares in issue during the year, as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average number of approximately 6,618,795,915 ordinary shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 H shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

Diluted earnings per share for the year ended 31 December 2005 has not been disclosed because no diluting events existed during 2005.

The calculation of diluted earnings per share for the year ended 31 December 2004 was based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the weighted average number of 6,618,795,915 ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

Notes to Financial Statements

Year ended 31 December 2005

15. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (a))*	(267,119)	(186,169)	(86,932)	(21,673)	-	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(43,111)	(28,705)	(7,170)	(22,315)	-	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	-
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	-	(3,463,252)
At 31 December 2004 and 1 January 2005, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
Additions	7,185,603	10,022	112,533	72,122	32,270	1,394,017	8,806,567
Disposals	(469,378)	(44,861)	(4,542)	(15,975)	(273)	-	(535,029)
Transfer from CIP	467,440	71,898	67,571	5,147	22,724	(634,780)	-
Exchange adjustment	(6,542)	(1,826)	-	(1,399)	-	-	(9,767)
Depreciation charge for the year	(4,128,357)	(147,542)	(156,489)	(56,501)	(23,791)	-	(4,512,680)
At 31 December 2005, net of accumulated depreciation	**41,767,629**	**2,572,551**	**982,540**	**318,936**	**122,985**	**1,426,087**	**47,190,728**
At 31 December 2004 and 1 January 2005							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	-	(28,050,020)
Net carrying amount	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
At 31 December 2005							
Cost	**70,705,988**	**3,698,597**	**2,192,095**	**1,076,728**	**276,239**	**1,426,087**	**79,375,734**
Accumulated depreciation	**(28,938,359)**	**(1,126,046)**	**(1,209,555)**	**(757,792)**	**(153,254)**	**-**	**(32,185,006)**
Net carrying amount	**41,767,629**	**2,572,551**	**982,540**	**318,936**	**122,985**	**1,426,087**	**47,190,728**

Notes to Financial Statements

Year ended 31 December 2005

15. PROPERTY, PLANT AND EQUIPMENT (Continued)

Company

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	-	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	-	(42,204)
Transfer from CIP	-	219,934	17,770	176	-	(237,880)	-
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	-	(908,272)
At 31 December 2004 and 1 January 2005, net of accumulated depreciation	38,154,296	2,055,172	767,849	204,132	72,731	654,248	41,908,428
Additions	6,444,967	2,209	85,229	46,376	20,404	1,347,614	7,946,799
Disposals	(460,726)	(39,100)	(1,898)	(15,096)	(197)	-	(517,017)
Transfer from CIP	467,440	63,320	57,033	5,147	22,706	(615,646)	-
Depreciation charge for the year	(3,997,538)	(130,020)	(129,145)	(36,615)	(19,429)	-	(4,312,747)
At 31 December 2005, net of accumulated depreciation	**40,608,439**	**1,951,581**	**779,068**	**203,944**	**96,215**	**1,386,216**	**45,025,463**
At 31 December 2004 and 1 January 2005							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	-	(25,891,376)
Net carrying amount	38,154,296	2,055,172	767,849	204,132	72,731	654,248	41,908,428
At 31 December 2005							
Cost	**68,020,677**	**2,839,822**	**1,649,825**	**823,159**	**172,910**	**1,386,216**	**74,892,609**
Accumulated depreciation	**(27,412,238)**	**(888,241)**	**(870,757)**	**(619,215)**	**(76,695)**	**-**	**(29,867,146)**
Net carrying amount	**40,608,439**	**1,951,581**	**779,068**	**203,944**	**96,215**	**1,386,216**	**45,025,463**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft which had an aggregate carrying amount of approximately RMB16,471 million as at 31 December 2005 (2004: RMB16,586 million) *(note 33(a))*.

The carrying amount of aircraft held under finance leases as at 31 December 2005 is approximately RMB10,487 million (2004: RMB11,999 million) *(note 32(a))*. Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2005, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB270 million (2004: RMB2,178 million). The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2005.

Notes to Financial Statements

Year ended 31 December 2005

16. LEASE PREPAYMENTS

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Cost				
At 1 January	**938,992**	30,017	**924,895**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	924,895
Additions	**157,723**	908,975	**151,955**	–
At 31 December	**1,096,715**	938,992	**1,076,850**	924,895
Accumulated amortisation				
At 1 January	**5,094**	210	**5,024**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	411
Amortisation for the year	**19,555**	4,884	**19,333**	4,613
At 31 December	**24,649**	5,094	**24,357**	5,024
Net book value				
At 31 December	**1,072,066**	933,898	**1,052,493**	919,871

17. INTERESTS IN SUBSIDIARIES

	Company	
	2005	2004
	RMB'000	RMB'000
Listed shares in Hong Kong, at cost	**579,472**	579,472
Unlisted investments, at cost	**137,707**	134,647
Due from subsidiaries	**11,519**	22,513
Due to subsidiaries	**(588,623)**	(559,703)
	140,075	176,929
Market value of listed shares	**2,893,811**	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

As at 31 December 2005, the Group is in the process of applying to register the already transferred equity interests in certain subsidiaries with an aggregate cost of approximately RMB504,000 (2004: RMB134 million) from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Company owns the aforesaid equity interests and that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2005.

Notes to Financial Statements

Year ended 31 December 2005

17. INTERESTS IN SUBSIDIARIES (Continued)

Particulars of the principal subsidiaries at 31 December 2005 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company		Principal activities
				Direct	Indirect	
Subsidiaries						
CNAC (中航興業有限公司)	Hong Kong	Limited liability company	HK$331,268	69	-	Investment holding
Air Macau Company Limited ("Air Macau") * (澳門航空股份有限公司)	Macau	Limited liability company	MOP400,000	-	35	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (國航集團進出口貿易公司)	PRC/ Mainland China	Limited liability company	RMB90,000	100	-	Import and exportt rading
浙江航空服務有限公司 (Zhejiang Air Services Co., Ltd.) **	PRC/ Mainland China	Limited liability company	RMB20,000	100	-	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (北京航空旅客服務公司)	PRC/ Mainland China	Limited liability company	RMB3,000	100	-	Provision of passenger transportation services
Air China Shantou Industrial Development Company (中國民航航空汕頭實業發展公司)	PRC/ Mainland China	Limited liability company	RMB18,000	51	-	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (中國民航客貨運輸銷售代理公司)	PRC/ Mainland China	Limited liability company	RMB6,980	100	-	Provision of travel agency and freight forwarding services
Beijing Air China Engineering Technology Development Centre (北京國航工程技術發展中心)	PRC/ Mainland China	Limited liability company	RMB1,500	100	-	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (北京民航藍天空運服務公司)	PRC/ Mainland China	Limited liability company	RMB5,533	100	-	Provision of travel agency services
Air China Development Corporation (Hong Kong) Limited (國航香港發展有限公司)	Hong Kong	Limited liability company	HK$500	95	-	Provision of air ticketing services
上海國航基地開發中心 (Shanghai Air China Base Development Centre) **	PRC/ Mainland China	Limited liability company	RMB2,000	100	-	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51%-owned subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2005 or formed a substantial portion of the net assets of the Group at 31 December 2005. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

Notes to Financial Statements

Year ended 31 December 2005

18. INTERESTS IN JOINT VENTURES

	Company 2005 RMB'000	Company 2004 RMB'000
Unlisted investments, at cost	**1,398,595**	1,392,388

Particulars of the joint ventures of the Group at 31 December 2005 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Group Direct	Indirect	Principal activities
Joint ventures						
Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司)	PRC/ Mainland China	Limited liability company	US$112,533	60	-	Provision of aircraft overhaul and maintenance services
Air China Cargo (中國國際貨運航空有限公司)	PRC/ Mainland China	Limited liability company	RMB2,200,000	51	-	Provision of cargo carriage services
BACL (北京航空食品有限公司)	PRC/ Mainland China	Limited liability company	US$8,000	-	41	Provision of airline catering services
SWACL (西南航空食品有限公司)	PRC/ Mainland China	Limited liability company	RMB70,000	-	41	Provision of airline catering services

As at the balance sheet date and for the two years ended 31 December 2005, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenue and expenses of the joint ventures are as follows:

	Group 2005 RMB'000	Group 2004 RMB'000
Current assets	**1,654,865**	1,606,903
Non-current assets	**2,147,711**	1,706,734
Total assets	**3,802,576**	3,313,637
Current liabilities	**(1,349,440)**	(1,578,665)
Non-current liabilities	**(444,475)**	(8,734)
Net assets attributable to the Group	**2,008,661**	1,726,238
Revenue	**4,248,167**	3,944,633
Operating expenses	**(3,929,313)**	(3,748,389)
Finance revenue	**10,616**	5,720
Finance costs	**(25,460)**	(21,857)
Share of profits less losses from associates	**-**	1,006
Profit before tax	**304,010**	181,113
Tax	**(35,767)**	(51,976)
Net profit attributable to the Group	**268,243**	129,137

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES

	Group		Company	
	2005 *RMB'000*	2004 *RMB'000*	2005 *RMB'000*	2004 *RMB'000*
Listed shares in Mainland China, at cost	**–**	–	**163,477**	168,949
Unlisted investments, at cost	**–**	–	**673,879**	676,692
Share of net assets	**2,382,547**	2,587,304	**–**	–
Goodwill	**1,444,367**	1,404,966	**–**	–
Due from associates	**62,948**	90,842	**15,419**	17,305
Due to associates	**(95,905)**	(81,591)	**(129,410)**	(82,109)
	3,793,957	4,001,521	**723,365**	780,837
Market value of listed shares	**–**	–	**124,032**	288,192

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

As at 31 December 2005, the Group is in the process of applying to register the already transferred equity interests in certain associates with an aggregate cost of approximately RMB101 million (2004: RMB846 million) from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Company owns the aforesaid equity interests and that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2005.

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Particulars of the associates at 31 December 2005 are as follows:

Name	Place of incorporation/ establishment and operations	Registered/ issued share capital	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (深圳航空有限責任公司)	PRC/ Mainland China	RMB300,000,000	25	Airline operator
Hong Kong Dragon Airlines Limited ("Dragonair") * (港龍航空有限公司)	Hong Kong	HK$500,000,000	29.9	Airline operator
Shandong Aviation Group Corporation ("Shandong Aviation") (山東航空集團有限公司)	PRC/ Mainland China	RMB580,000,000	48	Investment holding
Shandong Airlines Co., Ltd. ("Shandong Airlines") (山東航空股份有限公司)	PRC/ Mainland China	RMB400,000,000	22.8	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (四川斯拉克瑪航空發動機机維修有限公司)	PRC/ Mainland China	US$21,000,0000	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (成都富凱飛机工程服務有限公司)	PRC/ Mainland China	RMB16,474,293	35.6	Provision of maintenance and repair services for aircraft engines
Yunnan Airport Aircraft Maintenance Services Co., Ltd. (云南空港飛机維修服務公司)	PRC/ Mainland China	RMB10,000,000	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited * (澳門飛机維修工程有限公司)	Macau	MOP100,000	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited * (怡中航空服務有限公司)	Hong Kong	HK$10,000	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited * (明捷澳門机場服務有限公司)	Macau	MOP10,000,000	23.2	Provision of airport ground handling services

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Name	Place of incorporation/ establishment and operations	Registered/ issued share capital	Percentage of equity interests attributable to the Group	Principal activities
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (廣州白云國際机場地勤服務有限公司)	PRC/ Mainland China	RMB100,000,000	21	Provision of airport ground handling services
三亞世貿發展有限公司 (Sanya World Trade Development Company Limited) *	PRC/ Mainland China	RMB5,000,000	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (民航數據通信有限責任公司)	PRC/ Mainland China	RMB10,800,000	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (重慶民航凱亞信息技術有限公司)	PRC/ Mainland China	RMB9,800,000	24.5	Provision of airline-related information system services
成都民航西南凱亞有限責任公司 (Chengdu CAAC Southwest Cares Co., Ltd.) *	PRC/ Mainland China	RMB2,000,000	35	Provision of airline-related information system services
Tradeport Hong Kong Limited # (香港商貿港有限公司)	Hong Kong	HK$400	17.3	Provision of services for developing and operating logistics centre
LSG Lufthansa Service Hong Kong Limited ("LSGHK") # (德國漢莎航空膳食服務(香港)有限公司)	Hong Kong	HK$501	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (中國航空集團財務有限責任公司) **	PRC/ Mainland China	RMB505,269,500	23.5	Provision of financial services

Shareholding interests of these associates are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 19.3% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 4.2% is held indirectly through subsidiaries of the Company.

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Summarised financial information of the Group's associates is as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Aggregate of associates' financial position:		
Total assets	**32,096,859**	27,767,944
Total liabilities	**(25,497,576)**	(20,747,807)
Aggregate of associates' results:		
Revenue	**21,026,538**	16,770,072
Net profit	**745,230**	1,330,066
Share of profits less losses after tax from associates:		
Dragonair	**139,824**	279,801
Others	**85,106**	184,243
	224,930	464,044

Movements of goodwill are as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Goodwill at beginning of the year *(note 19(a))*	**1,404,966**	1,205,390
Adjustment to opening goodwill *(note 19(b))*	**40,445**	–
Additions *(note 19(b))*	**–**	199,576
Exchange adjustment	**(1,044)**	–
Goodwill at end of the year	**1,444,367**	1,404,966
Accumulated impairment	**–**	–

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Dragonair by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in 2004 related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation, 22.8% in Shandong Airlines and 13.9% in LSGHK by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

During the year, Shandong Aviation and Shandong Airlines restated their retained earnings as at 31 December 2004 and as such the goodwill, being calculated as the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of Shandong Aviation and Shandong Airlines arising on the acquisitions of shareholding interests in these two companies, were adjusted accordingly.

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Impairment testing of goodwill attributable to Dragonair, Shandong Airlines and Shandong Aviation

Goodwill acquired through the business combination in relation to the acquisition of shareholding interests in Dragonair, Shandong Airlines and Shandong Aviation has been allocated to the cash-generating unit, Dragonair, Shandong Airlines and Shandong Aviation, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0% (2004: 5.0%). No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair, Shandong Airlines and Shandong Aviation

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair, Shandong Airlines and Shandong Aviation:

Passenger revenue – the bases used to determine the value assigned to the budgeted passenger revenue are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses – the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

20. LONG TERM RECEIVABLE FROM CNAHC

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million shall be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments consist of unlisted equity investments.

Notes to Financial Statements

Year ended 31 December 2005

22. DEFERRED TAX ASSETS

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at beginning of year	**776,084**	590,153	**658,000**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	660,349
Charge for the year *(note 12)*	**(277,713)**	(607,824)	**(267,000)**	(2,349)
Credited to equity	**–**	793,755	**–**	–
Balance at end of year	**498,371**	776,084	**391,000**	658,000

The principal components of the Group's and the Company's deferred income tax assets are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income tax liabilities:				
Accelerated depreciation for tax purposes	**(447,186)**	(441,441)	**(456,000)**	(426,000)
Other deferred income tax liabilities	**(72,000)**	(47,000)	**(72,000)**	(47,000)
Gross deferred income tax liabilities	**(519,186)**	(488,441)	**(528,000)**	(473,000)
Deferred income tax assets:				
Additional tax deduction on revaluation surplus arising from the Restructuring	**528,000**	714,000	**434,000**	606,000
Provisions and accruals	**341,070**	384,000	**329,000**	381,000
Losses available for offset against future taxable income	**10,487**	20,525	**–**	–
Other deferred income tax assets	**138,000**	146,000	**156,000**	144,000
Gross deferred income tax assets	**1,017,557**	1,264,525	**919,000**	1,131,000
Net deferred income tax assets	**498,371**	776,084	**391,000**	658,000

There was no material unprovided deferred income tax during the year (2004: Nil).

Notes to Financial Statements

Year ended 31 December 2005

23. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Within 30 days	**1,770,628**	1,838,756	**1,511,371**	2,067,875
31 to 60 days	**458,454**	280,382	**503,590**	102,938
61 to 90 days	**177,587**	152,548	**245,168**	14,949
Over 90 days	**357,806**	93,130	**257,255**	11,531
At end of year	**2,764,475**	2,364,816	**2,517,384**	2,197,293

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Joint venture	**451,965**	412,539	**922,378**	841,916

24. INVENTORIES

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Flight equipment spare parts	**745,411**	680,039	**516,320**	454,220
Work in progress	**72,664**	38,061	**3,586**	1,621
Catering supplies	**33,240**	25,188	**21,547**	13,089
	851,315	743,288	**541,453**	468,930

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Advances and others	**457,568**	324,655	**379,258**	322,047
Manufacturers' credits on aircraft acquisition receivables	**62,930**	74,518	**62,930**	74,518
Prepaid aircraft operating lease rentals	**110,472**	95,681	**91,608**	79,260
Receivables from the sale of staff quarters	**4,333**	24,681	**4,333**	24,681
Miscellaneous deposits	**127,132**	395,595	**113,649**	388,531
	762,435	915,130	**651,778**	889,037

Notes to Financial Statements

Year ended 31 December 2005

26. DEPOSITS AND CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Cash and bank balances	**1,092,900**	8,635,653	**439,803**	7,888,436
Cash placed with CNAF	**67,567**	261,904	**37,570**	219,655
	1,160,467	8,897,557	**477,373**	8,108,091
Time deposits placed with banks	**958,573**	648,667	**141,677**	94,287
Time deposits placed with CNAF	**403,296**	305,081	**377,796**	300,000
	1,361,869	953,748	**519,473**	394,287
Less: Pledged deposits against:				
Bank loans *(note 33)*	**81,598**	64,242	**81,598**	64,242
Finance leases *(note 32)*	**–**	16,277	**–**	16,277
Others *	**94,977**	36,712	**2,450**	–
Pledged deposits	**176,575**	117,231	**84,048**	80,519
Less: Non-pledged deposits with maturity of more than three months when acquired	**97,375**	320,850	**20,875**	313,768
Cash and cash equivalents	**2,248,386**	9,413,224	**891,923**	8,108,091

* Including deposits pledged against the Group's aircraft operating leases and financial derivatives.

At the balance sheet date, the cash and cash equivalents balances of the Group denominated in RMB amounted to RMB992,468,000 (2004: RMB8,549,508,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company, and earn interest at the respective time deposit rates.

27. BALANCES WITH OTHER CNAHC GROUP COMPANIES

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

Notes to Financial Statements

Year ended 31 December 2005

28. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Within 30 days	**3,247,501**	3,108,028	**2,549,447**	2,740,974
31 to 60 days	**603,010**	805,858	**468,948**	673,690
61 to 90 days	**293,407**	304,943	**253,482**	243,448
Over 90 days	**457,446**	224,779	**394,251**	161,241
At end of year	**4,601,364**	4,443,608	**3,666,128**	3,819,353

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Joint venture	**115,435**	179,934	**288,588**	449,835

29. BILLS PAYABLE

An aged analysis of the bills payable is as follows:

	Group and Company	
	2005 RMB'000	2004 RMB'000
Over 90 days	**327,937**	362,033
At end of year	**327,937**	362,033

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group and Company	
	2005 RMB'000	2004 RMB'000
CNAF	**103,426**	–

Notes to Financial Statements

Year ended 31 December 2005

30. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of other payables and accruals:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Provision for staff housing benefits	**135,381**	469,617	**112,372**	448,694
Accrued salaries, wages and benefits	**894,052**	692,510	**732,240**	562,493
Interest expense payable	**308,152**	269,928	**298,330**	255,977
Accruals for share issue expenses	**–**	208,644	**–**	208,644
Custom duties and levies payable	**982,819**	742,201	**900,544**	665,986
Current portion of long term payables *(note 35)*	**100,218**	101,802	**100,218**	101,802
Current portion of deferred income *(note 36)*	**76,943**	76,943	**76,943**	76,943
Advances from customers	**259,965**	294,798	**163,608**	224,321
Accrued operating expenses	**1,038,995**	716,548	**909,260**	611,257
Others	**371,910**	347,296	**275,381**	231,753
	4,168,435	3,920,287	**3,568,896**	3,387,870

31. PROVISION FOR MAJOR OVERHAULS

Set out below is the movement of provision for major overhauls in respect of aircraft and engines under operating leases for each of the two years ended 31 December 2005 and 2004.

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
At beginning of year	**498,828**	404,939	**401,372**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	363,842
Provision for the year	**415,513**	221,543	**271,550**	61,341
Utilised during the year	**(259,902)**	(127,654)	**(179,630)**	(23,811)
At end of year	**654,439**	498,828	**493,292**	401,372
Less: Portion classified as current liabilities	**(18,721)**	(28,130)	**(18,721)**	(28,130)
Long term portion	**635,718**	470,698	**474,571**	373,242

Notes to Financial Statements

Year ended 31 December 2005

32. OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have obligations under finance lease agreements expiring during the years from 2006 to 2011 (2004: 2005 to 2011) in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group and Company	
		Present value of		Present value of
	Minimum lease payments 2005	**Minimum lease payments 2005**	Minimum lease payments 2004	Minimum lease payments 2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Amounts repayable:				
Within one year	**2,306,587**	**1,954,873**	2,313,871	1,705,146
In the second year	**2,330,192**	**1,949,802**	2,408,481	1,943,630
In the third to fifth years, inclusive	**6,850,768**	**6,071,492**	7,784,209	6,722,448
Over five years	**79,157**	**57,377**	2,049,406	1,910,163
Total minimum finance lease payments	**11,566,704**	**10,033,544**	14,555,967	12,281,387
Less: Amounts representing finance charges	**(1,533,160)**		(2,274,580)	
Present value of minimum lease payments	**10,033,544**		12,281,387	
Less: Portion classified as current liabilities	**(1,954,873)**		(1,705,146)	
Long term portion	**8,078,671**		10,576,241	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and the corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the aforesaid assets and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in the amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

At 31 December 2005, there were 21 (2004: 23) aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.84% (2004: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB10,487 million as at 31 December 2005 (2004: RMB11,999 million) *(note 15)*;

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 *(note 26)*; and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB12,044 million (2004: RMB14,785 million).

Notes to Financial Statements

Year ended 31 December 2005

32. OBLIGATIONS UNDER FINANCE LEASES (Continued)

As at 31 December 2005, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB2,521 million (2004: RMB3,074 million) in respect of the commercial bank guarantee arrangements set out in note 32 (c) above. At 31 December 2004, CNAHC and CNAF, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million and RMB3,976 million *(note 46)*, respectively. These counter-guarantees provided by CNAHC and CNAF were released during the year.

33. BANK AND OTHER LOANS

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Bank loans:				
Secured	**11,667,241**	13,685,002	**11,258,268**	13,643,002
Unsecured	**8,336,734**	7,519,047	**8,126,735**	7,144,917
	20,003,975	21,204,049	**19,385,003**	20,787,919
Other loans:				
Secured	**50,560**	66,667	**50,560**	66,667
Unsecured	**169,514**	431,957	**140,351**	297,731
	220,074	498,624	**190,911**	364,398
Corporate bonds:				
Unsecured	**3,000,000**	–	**3,000,000**	–
	23,224,049	21,702,673	**22,575,914**	21,152,317
Bank loans repayable:				
Within one year	**10,217,210**	8,359,280	**9,973,050**	7,943,149
In the second year	**2,732,712**	3,049,084	**2,698,551**	3,049,084
In the third to fifth years, inclusive	**4,677,985**	6,178,222	**4,575,502**	6,178,222
Over five years	**2,376,067**	3,617,464	**2,137,900**	3,617,464
Other loans repayable:				
Within one year	**183,960**	446,771	**154,797**	312,546
In the second year	**14,446**	14,815	**14,446**	14,815
In the third to fifth years, inclusive	**21,669**	37,037	**21,668**	37,037
Corporate bonds:				
Over five years	**3,000,000**	–	**3,000,000**	–
Total bank and other loans	**23,224,049**	21,702,673	**22,575,914**	21,152,317
Less: Portion classified as current liabilities	**(10,401,170)**	(8,806,051)	**(10,127,847)**	(8,255,695)
Long term portion	**12,822,879**	12,896,622	**12,448,067**	12,896,622

Notes to Financial Statements

Year ended 31 December 2005

33. BANK AND OTHER LOANS (Continued)

Further details of bank and other loans at the balance sheet date are as follows:

Nature	Interest rate and final maturity	Group 2005 RMB'000	Group 2004 RMB'000	Company 2005 RMB'000	Company 2004 RMB'000
RMB denominated loans:					
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 5.18% to 5.51% and 4.94% to 5.76% per annum at 31 December 2005 and 2004, respectively, with maturities through 2014	**4,452,262**	5,382,986	**4,452,262**	5,382,986
Loans for working capital	Fixed interest rates ranging from 2.92% to 5.02% and 4.54% to 4.94% per annum at 31 December 2005 and 2004, respectively, with maturities through 2007	**4,196,394**	2,528,869	**4,140,000**	2,171,800
United States dollars denominated loans:					
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 8.33% and 5.40% to 10.17% per annum at 31 December 2005 and 2004, respectively, with maturities through 2012	**5,837,073**	7,155,311	**5,837,073**	7,155,311
Loans for purchases of aircraft and related equipment	Floating interest rate at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2005 and 2004 with maturities through 2014	**1,514,147**	1,270,236	**1,105,174**	1,270,236
Loans for working capital	Floating interest rates at six months LIBOR + 0.5% to 0.7% and six months LIBOR + 0.6% to 0.8% per annum at 31 December 2005 and 2004, respectively, with maturities through 2007	**4,000,508**	5,365,271	**3,833,345**	5,171,984
Hong Kong dollars denominated loans:					
Loans for working capital	Fixed interest rate at 4.60% per annum at 31 December 2005 with maturities through 2006	**15,605**	-		-
Loans for working capital	Floating interest rate at six months LIBOR +1% per annum at 31 December 2005 with maturities through 2006	**208,060**	-	**208,060**	-
Corporate bonds					
Corporate bonds for purchases of aircraft and related equipment	Fixed interest rate at 4.50% per annum at 31 December 2005 with maturity in September 2015	**3,000,000**	-	**3,000,000**	-
		23,224,049	21,702,673	**22,575,914**	21,152,317
Less: Loans due within one year classified as current liabilities		**(10,401,170)**	(8,806,051)	**(10,127,847)**	(8,255,695)
Loans due after one year classified as long term portion		**12,822,879**	12,896,622	**12,448,067**	12,896,622

Notes to Financial Statements

Year ended 31 December 2005

33. BANK AND OTHER LOANS (Continued)

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank and other loans of approximately RMB14,718 million as at 31 December 2005 (2004: RMB13,710 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,471 million as at 31 December 2005 (2004: RMB16,586 million) *(note 15)*;

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to RMB82 million as at 31 December 2005 (2004: RMB64 million) *(note 26)*; and

(c) guarantees by certain commercial banks amounting to RMB9,780 million (2004: RMB8,294 million).

As at 31 December 2005, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB4,891 million (2004: RMB5,943 million) to one of these commercial banks as mentioned in note 33 (c) above. At 31 December 2004, CNAHC and CNAF, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million and RMB761 million *(note 46)*, respectively. These counter-guarantees provided by CNAHC and CNAF were released during the year.

34. DUE FROM/(TO) SHAREHOLDERS

Set out below is the breakdown of the amounts due from/(to) shareholders:

	Group		Company	
	2005 *RMB'000*	2004 *RMB'000*	2005 *RMB'000*	2004 *RMB'000*
Due from CNAHC	**474,216**	–	**474,216**	–
Due to CNAHC	**–**	(2,137,437)	**–**	(2,121,533)
Due to CNACG	**(133,680)**	(118,680)	**(118,680)**	(118,680)
	(133,680)	(2,256,117)	**(118,680)**	(2,240,213)

The amount due from CNAHC mainly arose from transactions as set out in notes 20 and 46(A) to the financial statements. The amount is unsecured, interest-free and repayable within one year.

The amounts due to shareholders are unsecured, interest-free and repayable within one year.

Notes to Financial Statements

Year ended 31 December 2005

35. LONG-TERM PAYABLES

Long term payables mainly represent customs duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The customs duties and value-added tax are payable upon repayment of the corresponding finance lease installments. Set out below are details of the customs duties and value-added tax payable further analysed into non-current and current portions:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Customs duties and value-added tax payable	**417,339**	539,121	**417,339**	539,121
Others	**35,759**	8,992	**258**	258
	453,098	548,113	**417,597**	539,379
Less: Portion classified as current liabilities *(note 30)*	**(100,218)**	(101,802)	**(100,218)**	(101,802)
Long term portion	**352,880**	446,311	**317,379**	437,577

36. DEFERRED INCOME

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance*, the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful lives of the relevant aircraft on the straight-line basis.

Notes to Financial Statements

Year ended 31 December 2005

36. DEFERRED INCOME (Continued)

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income:				
At beginning of the year	**1,462,667**	1,157,880	**1,462,667**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	1,462,667
Additions during the year	**–**	304,787	**–**	–
At end of year	**1,462,667**	1,462,667	**1,462,667**	1,462,667
Accumulated income recognised as other operating revenue:				
At beginning of year	**282,871**	212,278	**282,871**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	263,636
Credit during the year *(note 5)*	**76,943**	70,593	**76,943**	19,235
At end of the year	**359,814**	282,871	**359,814**	282,871
Net amount	**1,102,853**	1,179,796	**1,102,853**	1,179,796
Less: Portion classified as current liabilities *(note 30)*	**(76,943)**	(76,943)	**(76,943)**	(76,943)
Long term portion	**1,025,910**	1,102,853	**1,025,910**	1,102,853

37. SHARE CAPITAL

	Number of shares 2005	Nominal value 2005	Number of shares 2004	Nominal value 2004
		RMB'000		*RMB'000*
Company and Group				
Registered, issued and fully paid:				
– State legal person shares of RMB1.00 each	**4,826,195,989**	**4,826,196**	4,855,945,675	4,855,946
– Non-H foreign shares of RMB1.00 each	**1,380,482,920**	**1,380,483**	1,388,992,507	1,388,992
– H shares of RMB1.00 each	**3,226,532,000**	**3,226,532**	2,805,680,000	2,805,680
	9,433,210,909	**9,433,211**	9,050,618,182	9,050,618

Notes to Financial Statements

Year ended 31 December 2005

37. SHARE CAPITAL (Continued)

A summary of the movements in the Company's issued share capital for the year ended 31 December 2005 is as follows:

	Number of shares 2005	Nominal value 2005 RMB'000
At beginning of year	9,050,618,182	9,050,618
State legal person shares converted into H shares *(note 37(a))*	(29,749,686)	(29,750)
Non-H foreign shares converted into H shares *(note 37(a))*	(8,509,587)	(8,509)
Share placement and public offer *(note 37(b))*	420,852,000	420,852
	9,433,210,909	9,433,211

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 is as follows:

	Number of shares 2004	Nominal value 2004 RMB'000
Restructuring *(note 37(c))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37(d))*	(198,331,240)	(198,331)
Non-H foreign shares converted into H shares *(note 37(d))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37(e))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

Notes:

(a) In January 2005, upon the exercise of the over-allotment options granted to international underwriters, the Company issued 420,852,000 H shares, consisting of 382,592,727 new shares, 29,749,686 H shares converted from state legal person shares and 8,509,587 H shares converted from non-H foreign shares, with a par value of RMB1.00 each at HK$2.98 (equivalent to RMB3.17072) per share. The proceeds from the sale of the state legal person shares and non-H foreign shares totalling approximately RMB117 million, after deducting share issue expenses of approximately RMB4 million which were borne by the Social Security Fund in connection with the sale of the state legal person shares and non-H foreign shares, were remitted to the Social Security Fund.

(b) As referred to in note 37 (a) above, the Company issued 420,852,000 H shares upon the exercise of the over-allotment options granted to international underwriters. After deducting aggregate net proceeds of approximately RMB117 million from the sale of 29,749,686 H shares converted from state legal person shares and 8,509,587 H shares converted from non-H foreign shares, which were remitted to the Social Security Fund and share issue expenses of approximately RMB45 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund), the Company raised net proceeds of approximately RMB1,172 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB789 million.

(c) Pursuant to the Restructuring, and the basis of presentation thereof, as discussed in note 1 to these financial statements, the owners' equity of the Company in the consolidated balance sheet as at 30 September 2004, the date of incorporation of the Company, was converted into the Company's share capital of RMB6,500 million of RMB1.00 each with the rest as capital reserve.

Notes to Financial Statements

Year ended 31 December 2005

37. SHARE CAPITAL (Continued)

Notes: (Continued)

(d) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from state legal person shares and 56,730,578 shares converted from non-H foreign shares, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 state legal person shares and 56,730,578 non-H foreign shares totalling approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H foreign shares, were remitted to the Social Security Fund.

(e) As referred to in note 37 (d) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from state legal person shares and 56,730,578 H shares converted from non-H foreign shares which were remitted to the Social Security Fund as referred to in note 37 (d) above and share issue expenses of approximately RMB536 million (before deducting share issue expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (d) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the state legal person shares and non-H foreign shares of the Company.

38. RESERVES

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2005 are presented in the consolidated statement of changes in equity on page 58 of these financial statements.

Company

	Capital reserve RMB'000	Reserve funds RMB'000	Retained earnings RMB'000	Proposed final dividend RMB'000	Total RMB'000
Upon incorporation of the Company *(note 38(a))*	(627,464)	-	34,813	-	(592,651)
Profit for the period from 1 October to 31 December 2004	-	-	1,229,603	-	1,229,603
Distributions *(note 38(b))*	-	-	(377,550)	-	(377,550)
Transfer to reserve funds *(note 13)*	-	51,908	(51,908)	-	-
Issue of new shares upon listing *(note 37(e))*	5,536,678	-	-	-	5,536,678
Share issue expenses *(note 37(e))*	(486,457)	-	-	-	(486,457)
At 31 December 2004 and I January 2005	4,422,757	51,908	834,958	-	5,309,623
Profit for the year	-	-	2,113,350	-	2,113,350
Transfer to statutory reserve funds *(note 13)*	-	252,908	(252,908)	-	-
Proposed final 2005 dividend *(note 13(d))*	-	-	(224,793)	224,793	-
Issue of new shares upon exercise of over-allotment options *(note 37(b))*	830,414	-	-	-	830,414
Share issue expenses *(note 37(b))*	(40,910)	-	-	-	(40,910)
At 31 December 2005	**5,212,261**	**304,816**	**2,470,607**	**224,793**	**8,212,477**

Notes to Financial Statements

Year ended 31 December 2005

38. RESERVES (Continued)

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the year ended 31 December 2004 have been prepared as if the Group had been in existence throughout the year and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company prior to 1 January 2004. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (c) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained earnings. Accordingly, the aggregate of the capital reserve and retained earnings amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained earnings of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 13 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 13 to these financial statements.

39. LONG TERM COMPENSATION PLAN

The Company has adopted a long term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As at each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As at 31 December 2005 and 31 December 2004, no SARs had been issued under the Plan.

Notes to Financial Statements

Year ended 31 December 2005

40. DISTRIBUTABLE RESERVES

As at 31 December 2005, in accordance with the PRC Company Law, an amount of approximately RMB8,505 million (2004: RMB7,704 million) standing to the credit of the Company's capital reserve account, and an amount of approximately RMB305 million (2004: RMB52 million) standing to the credit of the Company's reserve funds, as determined in accordance with PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained earnings of approximately RMB1,641 million (2004: RMB208 million), as determined in accordance with PRC GAAP and being the lesser amount of the retained earnings determined in accordance with PRC GAAP and IFRSs, available for distribution as dividend.

41. CONTINGENT LIABILITIES

Pursuant to the Restructuring, the following legal matters set out in items (a) and (b) below were transferred to or assumed by the Company upon its incorporation. As at 31 December 2005, the Group had the following contingent liabilities:

(a) Pursuant to the Restructuring of CNAHC, in preparation for the listing of the Company's H shares on Hong Kong Stock Exchange and the London Stock Exchange, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 ("Restructuring Agreement"), except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation, the predecessor of the Company. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2005, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of approximately RMB197 million in respect of passenger liability and other auxiliary costs. Included in the RMB197 million is an amount of approximately RMB179 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact on the Group's financial position.

Notes to Financial Statements

Year ended 31 December 2005

41. CONTINGENT LIABILITIES (Continued)

(c) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Joint ventures	91,000	–	–	–
Associates	149,109	214,002	128,303	198,102
	240,109	214,002	128,303	198,102

42. COMMITMENTS

(a) Capital commitments

The Group and the Company have the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Contracted, but not provided for:				
Aircraft and flight equipment	31,696,796	8,750,195	31,403,107	7,272,969
Buildings	835,902	544,855	664,614	211,607
Others	22,339	8,426	22,339	8,426
	32,555,037	9,303,476	32,090,060	7,493,002
Authorised, but not contracted for:				
Aircraft and flight equipment	3,973,095	–	3,564,126	–
Buildings	1,920,079	2,528,544	1,920,079	2,528,544
Others	65,608	–	–	–
Total capital commitments	38,513,819	11,832,020	37,574,265	10,021,546

(b) Investment commitments

As at 31 December 2005, the Company is committed to make capital contributions of RMB358 million (equivalent to approximately US$45 million) (2004: RMB422 million) and RMB103 million (2004: Nil) to a joint venture and an associate, respectively.

Notes to Financial Statements

Year ended 31 December 2005

42. COMMITMENTS (Continued)

(c) Operating lease commitments

The Group and the Company lease certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

At the balance sheet date, the Group and the Company have the following future minimum lease payments under non-cancellable operating leases:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Within one year	**1,507,057**	1,140,228	**760,230**	748,202
In the second to fifth years, inclusive	**2,862,349**	3,215,879	**1,657,353**	2,111,282
Over five years	**1,066,083**	1,000,319	**644,741**	566,585
	5,435,489	5,356,426	**3,062,324**	3,426,069

43. FINANCIAL INSTRUMENTS

(a) Fair value

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged deposits, trade receivables, available-for-sale investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Notes to Financial Statements

Year ended 31 December 2005

43. FINANCIAL INSTRUMENTS (Continued)

(b) Interest rate risk

The following table sets out the carrying amount, by maturity, of the Group's financial instruments that are exposed to interest rate risk:

For the year ended 31 December 2005

Fixed rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	1,625,907	1,949,802	6,071,492	57,377	9,704,578
Bank and other loans	4,877,843	1,502,072	2,856,723	812,434	10,049,072
4.5% corporate bonds	–	–	–	3,000,000	3,000,000
Bills payable	327,937	–	–	–	327,937
Cash assets	2,522,336	–	–	–	2,522,336

Floating rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	328,966	–	–	–	328,966
Bank and other loans	5,523,327	1,245,086	1,842,931	1,563,633	10,174,977

For the year ended 31 December 2004

Fixed rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	1,629,551	1,606,254	6,722,448	1,910,163	11,868,416
Bank and other loans	3,197,913	1,195,648	3,694,366	1,596,253	9,684,180
Bills payable	362,033	–	–	–	362,033
Cash assets	9,851,305	–	–	–	9,851,305

Floating rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	75,595	337,376	–	–	412,971
Bank and other loans	5,608,138	1,868,251	2,520,893	2,021,211	12,018,493

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest-bearing and are therefore not subject to interest rate risk.

Notes to Financial Statements

Year ended 31 December 2005

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise bank and other loans, obligations under finance leases, cash and cash equivalents and pledged deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally swaps and collars contracts. The purpose is to manage the jet fuel price risk arising from the Group's operations.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The Group operates globally and generates revenue in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors and they are summarised below.

(a) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in Mainland China and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(b) Liquidity risk

The Group's net current liabilities amounted to approximately RMB16,006 million at 31 December 2005 (2004: RMB9,053 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,048 million for the year ended 31 December 2005 (2004: RMB6,151 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB12,500 million (2004: RMB4,979 million). The Group also recorded a net cash outflow from financing activities of approximately RMB766 million and an inflow from financing activities of approximately RMB5,620 million for the years ended 31 December 2005 and 2004, respectively. The Group has recorded a decrease in cash and cash equivalents of approximately RMB7,165 million and an increase in cash and cash equivalents of approximately RMB6,824 million for the years ended 31 December 2005 and 2004, respectively.

With regards to 2006 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditure. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB78,570 million as at 31 December 2005, of which an amount of approximately RMB33,476 million was utilised.

Notes to Financial Statements

Year ended 31 December 2005

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(b) Liquidity risk (Continued)

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2006. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2006. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2006. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(c) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group		Group	
	2005 Assets RMB'000	2005 Liabilities RMB'000	2004 Assets RMB'000	2004 Liabilities RMB'000
Swaps and collars expiring:				
Within 6 months	–	–	–	–
Over 6 months to 21 months	127,659	(1,791)	–	–
	127,659	(1,791)	–	–

	Company		Company	
	2005 Assets RMB'000	2005 Liabilities RMB'000	2004 Assets RMB'000	2004 Liabilities RMB'000
Swaps and collars expiring:				
Within 6 months	–	–	–	–
Over 6 months to 21 months	115,220	(1,791)	–	–
	115,220	(1,791)	–	–

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

Notes to Financial Statements

Year ended 31 December 2005

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(d) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenue from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation during the year which is the major reason for the significant exchange difference recognised by the Group for the year.

(e) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities over one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(f) Credit risk

The Group's cash and cash equivalents are deposited with banks in Mainland China, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB529 million as at 31 December 2005 (2004: RMB531 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

Notes to Financial Statements

Year ended 31 December 2005

45. CONSOLIDATED CASH FLOW STATEMENT

(a) Establishment of a joint venture

For the year ended 31 December 2004, the establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004 *RMB'000*
Cash and bank balances	561,509
Trade receivables	16,844
Other receivables	2,778
Property, plant and equipment *(note 15)*	565,840
Inventories	352
Trade payables	(40,018)
Other payables and accruals	(357,517)
Air traffic liabilities	(2,010)
Net assets attributable to the joint venture partners	747,778
Dilution gain on an investment *(note 9)*	330,222
Cash contribution from the joint venture partners	1,078,000
Less: Cash attributable to the joint venture partners	(561,509)
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	516,491

(b) Major non-cash transactions

Major non-cash transactions in 2004 were as follows:

(i) In 2004, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 *(note 36)*. This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company on 30 September 2004, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The Directors of the Company are of the opinion that the transactions with related parties (see below) were conducted in the usual course of business.

The Group had the following significant transactions between the Group and (i) CNAHC, its subsidiaries (other than the Group) and joint ventures (collectively known as the "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2005	2004
	RMB'000	RMB'000
A. Included in air traffic revenue		
Sale of air tickets		
CNAHC Group	**9,836**	17,227
Associates	**1,463**	2,154
	11,299	19,381
Sale of cargo space		
CNAHC Group	**200,273**	213,836
Government charted flights		
CNAHC	**407,048**	–
B. Included in other operating revenue		
Aircraft and related equipment lease income		
CNAHC Group	**–**	1,912
Aircraft engineering income		
Associates	**11,563**	9,876
Ground services income		
CNAHC Group	**1,061**	–
Joint ventures	**23,417**	942
Associates	**34,401**	19,849
	58,879	20,791
Bellyhold income		
Joint venture	**1,496,302**	1,384,457
Others		
CNAHC Group	**22,432**	5,734
Joint ventures	**33,406**	14,424
Associates	**35,568**	11,484
	91,406	31,642

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

	Group	
	2005	2004
	RMB'000	RMB'000
C. Included in finance revenue and finance costs		
Interest income		
Associate	**2,363**	3,409
Interest expense		
Associate	**14,532**	21,843
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	**92,836**	97,183
Associates	**248,128**	210,103
	340,964	307,286
Air catering charges		
CNAHC Group	**49,695**	43,241
Joint ventures	**115,116**	85,874
Associates	**7,496**	5,123
	172,307	134,238
Repair and maintenance costs		
Joint ventures	**363,181**	472,378
Associates	**125,717**	107,508
	488,898	579,886
Sale commission expenses		
CNAHC Group	**7,571**	25,913
Associates	**6,119**	–
	13,690	25,913
Management fees		
CNAHC Group	**10,096**	44,080
Aircraft leasing fees		
Associate	**201,388**	–
Others		
CNAHC Group	**79,197**	71,729
Associates	**7,517**	9,050
	86,714	80,779

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

		Group		Company	
		2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
E.	Deposits, loans and bills payable				
	Deposits placed with an associate	470,863	566,985	415,366	519,655
	Loans from an associate	203,016	481,132	190,910	364,400
	Bills payable to an associate	103,426	-	103,426	-
F.	Outstanding balance with related parties				
	Due from CNAHC (long term)	531,813	631,813	531,813	631,813
	Due from other CNAHC group companies	38,039	44,916	12,993	8,801
	Due from associates	62,948	90,842	15,419	17,305
	Due to associates	(95,905)	(81,591)	(129,410)	(82,109)
	Due from a joint venture	451,965	412,539	922,378	841,916
	Due to CNAHC and CNACG	(133,680)	(2,256,117)	(118,680)	(2,240,213)
	Due to other CNAHC group companies	(40,471)	(49,617)	(22,413)	(12,163)
	Due to a joint venture	(115,435)	(179,934)	(288,588)	(449,835)
	Due from CNAHC	474,216	-	474,216	-
	Due from subsidiaries	-	-	11,519	22,513
	Due to subsidiaries	-	-	(588,623)	(559,703)

The long term amount due from CNAHC is unsecured, interest-free and is not repayable within one year from the balance sheet date. Except for the long term amount due from CNAHC, the outstanding balances with related parties are unsecured, interest-free and repayable within one year.

		Group	
		2005 RMB'000	2004 RMB'000
G.	Compensation of key management personnel of the Group		
	Short term employee benefits	5,501	5,002
	Post-employment benefits	142	93
	Total compensation paid to key management personnel	5,643	5,095

Further details of directors' emoluments are included in note 10 to the financial statements.

		Group	
		2005 RMB'000	2004 RMB'000
H.	Disposal of a long term investment to CNAHC Group	20,737	-

On 30 September 2005, Beijing Catering Co. Ltd., a 60% joint venture of the Group, sold its shares in CNAF to CNAHC for a total consideration of approximately RMB34 million.

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with China National Aviation Corporation ("CNAC (PRC)") pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2005.

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loans arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF are as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
CNAHC :		
Finance leases *(note 32)*	-	921,000
Bank loans *(note 33)*	-	1,455,000
	-	2,376,000
CNAF :		
Finance leases *(note 32)*	-	3,976,000
Bank loans *(note 33)*	-	761,000
	-	4,737,000
	-	7,113,000

(c) The Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC; the provision of financial services by CNAF; the provision of construction project management services by China National Aviation Construction and Development Company; the subcontracting of charter-flight services to CNAHC; the leasing of properties from and to CNAHC; the provision of air ticketing and cargo services; media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd.; the tourism services co-operation agreement with CNAHC; the comprehensive services agreement with CNAHC; and the provision of maintenance and other ground services by China Aircraft Services Limited.

(d) There were no pension payments relating to the Supplementary Pension Benefits of the Group for the year ended 31 December 2005. All pension payments relating to the Supplementary Pension Benefits of RMB39 million for the year ended 31 December 2004 were borne by CNAHC *(note 11)*.

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

(e) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(a) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability (the "CNACG Agreement"); and

(b) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK (the "HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and the HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the year, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of air passenger and air cargo services and purchases of services. The Directors consider that transactions with other State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and the other State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and services, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

47. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The net profit attributable to equity holders of the parent for the year ended 31 December 2005 and for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB2,113 million and RMB1,230 million *(note 38)*, respectively.

48. COMPARATIVE FIGURES

The following comparative figures have been reclassified to conform to the current year's presentation:

(a) Reclassification of profit and loss items:

Nature of item	2004 Classification	2005 Classification	Group RMB'000
Share of tax attributable to associates	Tax	**Share of profits less losses from associates**	**96,974**
Finance revenue (which includes interest income, net gains on fuel derivatives, net and dividend income from available-for-sale investments)	Finance costs	**Finance revenue**	**79,361**

Notes to Financial Statements

Year ended 31 December 2005

48. COMPARATIVE FIGURES (Continued)

(b) Reclassification of balance sheet items:

Nature of item	2004 Classification	2005 Classification	Group RMB'000	Company RMB'000
Non-pledged deposits with maturity of more than three months when acquired	Cash and cash equivalents	**Non-pledged deposits with maturity of more than three months when acquired**	320,850	313,768
Advance payments for aircraft and related equipment	Prepayments, deposits and other receivables	**Advance payments for aircraft and related equipment**	2,193,458	1,958,515

The Directors are of the view that the above changes would result in a more appropriate presentation of the Group's financial statements and better reflect the Group's financial performance and financial position.

49. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 17 January 2006, the Company and AIE, a wholly-owned subsidiary of the Company, entered into an aircraft purchase agreement with Boeing Company ("Boeing") pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft (the "Boeing Aircraft") from Boeing for an aggregate consideration of US$655.2 million (equivalent to approximately RMB5,288 million). The aggregate consideration for the acquisition of the Boeing Aircraft is payable in cash by installments and the Boeing Aircraft are scheduled to be delivered in stages from 2007 to 2008.

(b) On 24 January 2006, the Group, through a subsidiary and an associate of CNAC, entered into several agreements with Shun Tak Air Transport Limited and its subsidiaries (the "Macau Asia Express Agreements") to establish Macau Asia Express Limited ("Macau Asia Express") to engage in the business of operating low cost model air transport services based in Macau. Pursuant to the Macau Asia Express Agreements, the Group will hold an indirect effective interest of 30% in Macau Asia Express. The aggregate initial investment to Macau Asia Express is up to approximately HK$234 million (equivalent to approximately RMB243 million) and in which the share of investment cost attributable to the Group, in an aggregate amount of approximately HK$161 million (equivalent to approximately RMB167 million), will be funded by internal resources. The completion of the establishment of Macau Asia Express is subject to certain conditions to be fulfilled.

Macau Asia Express is a subsidiary of CNAC, as defined by the laws of Macau, but CNAC does not have unilateral control over the entity. Accordingly, it will be accounted for as a jointly controlled entity in the Group's financial statements accordance with IAS *31 Interests in Joint Ventures*.

50. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 18 April 2006.

Glossary of Technical Terms

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats available for sale multiplied by the kilometres flown
"available freight tonne kilometres" or "AFTKs"	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of revenue passengers carried multiplied by the kilometres flown
"passenger traffic"	measured in RPKs, unless otherwise specified
"revenue freight tonne kilometres" or "RFTKs"	the revenue cargo and mail load in tonnes multiplied by the kilometres flown
"cargo traffic"	measured in RFTKs, unless otherwise specified
"revenue tonne kilometres" or "RTKs"	the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenues from passenger operations divided by RPKs
"cargo yield"	revenues from cargo operations divided by RFTKs

Load Factors

"cargo load factor"	RFTKs expressed as a percentage of AFTKs
"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"block hours"	each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft

Attachment 2

AIR CHINA LIMITED
中國國際航空股份有限公司



INTERIM REPORT 2005




Air China Limited >> Interim Report 2005

Contents

CORPORATE INFORMATION	2
HIGHLIGHT OF FINANCIAL INFORMATION AND OPERATING DATA	4
CHAIRMAN'S STATEMENT	7
REVIEW FOR THE FIRST HALF OF 2005	10
MANAGEMENT DISCUSSION AND ANALYSIS	15
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	21
CORPORATE GOVERNANCE	46
MISCELLANEOUS	48
GLOSSARY OF TECHNICAL TERMS	52

Corporate Information

Chinese Registered Name	:	中國國際航空股份有限公司
English Name	:	Air China Limited
Registered Office	:	9/F, Blue Sky Mansion 28 Tianzhu Road Zone A, Tianzhu Airport Industrial Zone Shunyi District Beijing, China
Principal Place of Business in Hong Kong	:	5th Floor, CNAC House 12 Tung Fai Road Hong Kong International Airport Hong Kong
Website Address	:	www.airchina.com.cn
Directors	:	Li Jiaxiang Kong Dong Wang Shixiang Yao Weiting David Muir Turnbull Ma Xulun Cai Jianjiang Fan Cheng Hu Hung Lick, Henry Wu Zhipan Zhang Ke
Supervisors	:	Zhang Xianlin Liao Wei Zhang Huilan Liu Feng Liu Guo Qing
Legal Representative of the Company	:	Li Jiaxiang
Joint Company Secretaries	:	Fan Cheng Li Man Kit *(ACIS, ACS)*
Qualified Accountant	:	Chan Wei Kwong, Joel *(FCCA, CPA)*
Authorised Representatives	:	Cai Jianjiang Li Man Kit

Corporate Information

Legal Adviser to the Company	:	Haiwen & Partners (as to PRC Law) Freshfields Bruckhaus Deringer (as to Hong Kong and English Law)
Independent Auditors	:	Ernst & Young
H Share Registrar and Transfer Office	:	Computershare Hong Kong Investor Services Limited Rooms 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Listing Venues	:	Hong Kong and London

Highlight of Financial Information and Operating Data

1. MAJOR ACCOUNTING FIGURES AND FINANCIAL INDICATORS

	For the six months ended 30 June 2005 RMB'000	For the six months ended 30 June 2004 RMB'000	Change (%)
Operating revenues	**16,938,532**	14,773,359	14.7
Profit from operations	**1,397,345**	1,790,742	-22.0
Profit before tax	**912,721**	1,193,237	-23.5
Net profit after tax (including minority interests)	**642,392**	834,435	-23.0
Minority interests	**51,139**	46,083	11.0
Net profit attributable to equity holders of the parent	**591,253**	788,352	-25.0
Earnings per share – Basic (RMB)	**6.3 cents**	12.1 cents	-47.9
Return on owners' equity (%)	**3.23%**	10.30%	-68.6

	As at 30 June 2005 RMB'000	As at 31 December 2004 RMB'000	Change (%)
Total assets	**66,795,197**	66,689,269	0.2
Total liabilities	**47,009,428**	48,660,727	-3.4
Minority interests	**1,476,165**	1,480,287	-0.3
Owners' equity (excluding minority interests)	**18,309,604**	16,548,255	10.6
Owners' equity per share (RMB)	**1.95**	2.50	-22.0

Highlight of Financial Information and Operating Data

2. SUMMARY OF MAJOR OPERATING DATA

(Including entire Air China Cargo Co., Ltd. ("Air China Cargo") and excluding Air Macau Company Limited ("Air Macau"))

	For the six months ended 30 June 2005	For the six months ended 30 June 2004	Change (%)
Traffic			
RPK (in millions)	**23,906.6**	21,141.2	13.1
International	**9,914.7**	8,652.6	14.6
Domestic	**13,177.4**	11,835.4	11.3
Hong Kong and Macau	**814.5**	653.2	24.7
RFTK (in millions)	**1,280.1**	1,225.2	4.5
International	**956.7**	943.7	1.4
Domestic	**295.6**	253.7	16.5
Hong Kong and Macau	**27.8**	27.9	-0.4
Passengers carried (in thousands)	**12,588.5**	11,135.8	13.0
International	**2,141.0**	1,814.2	18.0
Domestic	**10,041.5**	8,999.0	11.6
Hong Kong and Macau	**406.0**	322.6	25.9
Cargo and mail (in tonnes)	**340,889.0**	312,605.0	9.0
Kilometers flown (in millions)	**181.0**	159.6	13.4
Block hours (in thousands)	**278.4**	239.2	16.4
Number of flights	**100,489**	87,844	14.4
International	**14,611**	13,076	11.7
Domestic	**82,083**	71,654	14.6
Hong Kong and Macau	**3,795**	3,114	21.9
RTK (in millions)	**3,416.6**	3,116.9	9.6
Capacity			
ASK (in millions)	**33,245.0**	30,815.8	7.9
International	**13,800.0**	12,955.0	6.5
Domestic	**18,191.2**	16,761.3	8.5
Hong Kong and Macau	**1,253.8**	1,099.5	14.0
AFTK (in millions)	**2,390.6**	2,315.9	3.2
International	**1,696.2**	1,644.0	3.2
Domestic	**636.6**	621.7	2.4
Hong Kong and Macau	**57.8**	50.2	15.1
ATK (in millions)	**5,382.6**	5,089.3	5.8

2. SUMMARY OF MAJOR OPERATING DATA *(Continued)*

(Including entire Air China Cargo and excluding Air Macau)

	For the six months ended 30 June 2005	For the six months ended 30 June 2004	Change (%)
Load factor			
Passenger load factor (RPK/ASK)	**71.9%**	68.6%	3.3 ppt
International	**71.8%**	66.8%	5.0 ppt
Domestic	**72.4%**	70.6%	1.8 ppt
Hong Kong and Macau	**65.0%**	59.4%	5.6 ppt
Cargo and mail load factor (RFTK/AFTK)	**53.5%**	52.9%	0.6 ppt
International	**56.4%**	57.4%	-1.0 ppt
Domestic	**46.4%**	40.8%	5.6 ppt
Hong Kong and Macau	**48.1%**	55.6%	-7.5 ppt
Yield			
Yield per RPK (RMB)	**0.55**	0.54	1.9
International	**0.50**	0.48	4.2
Domestic	**0.58**	0.58	0
Hong Kong and Macau	**0.67**	0.68	-1.5
Yield per RFTK (RMB)	**1.03**	0.98	5.1
International	**1.09**	1.03	5.8
Domestic	**0.70**	0.66	6.1
Hong Kong and Macau	**2.16**	1.87	15.5
Fleet			
Total number of aircraft in service at period end	**160**	136	17.6
Daily utilization (block hours per day per aircraft)	**10.2**	10.1	1.0

Chairman's Statement

Dear shareholders,

2005 is the first year following the restructuring and listing of the Company. Shares offered under the international offering and the Hong Kong public offering at the end of last year were 40 times and 21 times oversubscribed respectively. On 7 January 2005, the international underwriters exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004, marking the successful conclusion of our H share offering. On behalf of the board of directors, I would like to express our sincere gratitude to you, as our shareholders, for your support and trust.

During the first half of 2005, the Company maintained its leading position in the aviation market in China while sustaining a strong and steady growth and at the same time, ensuring flight safety. For the six months ended 30 June 2005, the Group (including the Company, its subsidiaries and joint ventures) recorded operating revenues of RMB16.939 billion, representing a growth of 14.7% compared to the corresponding period last year. Passenger services and cargo and mail operations performed well, with passenger traffic reaching 12.5885 million persons and cargo traffic of 340,889 tonnes, representing an increase of 13.0% and 9.0% respectively, compared to the corresponding period last year. However, rising jet fuel prices and increasing competition have significantly affected the operations and profitability of the Group. During the first six months of 2005, the profit from operations of the Group was RMB1,397 million, representing a decrease of 22.0% compared to the corresponding period last year. Although jet fuel prices remain high, the Company managed to maintain the highest profitability among other domestic airlines in the aviation market in China. This was achieved through adopting various effective measures to improve cost controls, budget management and marketing initiatives.

The Company has continued to value safe services and accident prevention and is committed to establishing a mechanism for maintaining long-term operational safety. In the first half of 2005, the Company recorded 278,000 accident-free flight hours, representing an increase of 16.4%, compared to the same period last year. Incident rate per 10,000 flight hours and material error rate per 10,000 flight hours decreased by 89% and 63% respectively, compared to the corresponding period last year. To improve the Company's safety management standards and to ensure that its record of providing safe services is maintained, the Company will continue to establish a long-term operational safety mechanism, further develop its safety standards and its safety management system, as well as further invest in promoting flight safety.

Chairman's Statement

Since the listing of its shares, the Company has been steadily expanding its hubs and network with a particular focus on strengthening its key bases in Beijing, Shanghai and Chengdu and shifting its capacity to its major markets. The Company also firmly believes in the growth potential of the aviation market between PRC and Hong Kong and Macau and has been actively enhancing its presence in these markets through improving connection between the two aviation markets. The Company and Cathy Pacific entered into a Marketing Cooperation Memorandum on 19 May 2005, pursuant to which the two parties made code share arrangements for their Beijing-Hong Kong flights. These developments have reinforced the competitiveness and network connections of the Company, thereby further consolidating the synergy between international, domestic and regional flight routes. With Beijing as its central hub, the Company will further optimise its flight routes with a balanced focus on both international and domestic as well as passenger and cargo operations.

The Company is committed to establishing a sales network that effectively complements its flight routes. While maintaining the development efforts in its dominant regions, the Company focused on reinforcing sales in the eastern, south-western and north-eastern parts of the PRC. On the international level, the Company concentrated on increasing sales in Japan, Korea and Europe through implementing a system that coordinates seat control, pricing and revenue. The Company enhanced the overall profitability of its network through strengthening sales of connecting flights tickets, enhancing direct sales, promoting electronic tickets and expanding its regular customers base.

The Company continued to reinforce its cooperation with peer companies. At present, the Company has entered into code-sharing arrangements with 18 airlines and is making steady progress in the formation of an alliance.

In the first half of 2005, the Company commenced the upgrade project for the first class and business class cabins of 15 wide body aircraft. Besides, it continued to improve its service quality by providing safe, convenient, comfortable and customised services to passengers. The Company's ability to leverage on brand name recognition has been further enhanced with increasing awareness of its brand. The brand value and influence of the Company were further boosted after it became the sole airline partner of the 2008 Beijing Olympics.

The Company continued its restructuring to optimise its internal management and organisation structure. For the first half of 2005, the Company successfully completed the consolidation of its business segments by streamlining its management structure and by improving its human resources management system. Building on this, the Company will continue to restructure and reform, so as to reinforce operational control and enhance the overall management standard and operational efficiency of the Company.

The Company has set its mission whereby it will strive to become one of the most recognised mainstream airlines in the PRC, as well as being the leading airlines company in terms of value, profitability and international competitiveness. Despite the surge of jet fuel prices, the aviation industry in China maintains its rapid growth and the Company expects to remain profitable. The Company will continue to invest in its operations in order to leverage on economies of scale to enhance its profits, focus on its strategy of differentiating from its competitors and to maximise return for its shareholders and the value of the Company.

Lastly, on behalf of the board of directors, I would like to express my gratitude to our management and staff for their professionalism and dedication while creating value for the shareholders.

Li Jiaxiang
Chairman

Beijing, 5 September 2005

Review for the First Half of 2005

REVIEW OF OPERATIONS

During the first half of 2005, the Chinese economy and the aviation market continued to grow, thereby maintaining the growth in the demand for airline services. However, the sharp increase in jet fuel costs and seasonal fluctuations of air travel exerted relatively substantial pressure on operations in the aviation industry. The rising jet fuel price increased the operating costs of the Group. Without compromising flight safety, the Group has adopted various measures to improve cost controls and efficiency.


169.39
147.73
Operating Revenues
(RMB100 million)
335.21
246.41
249.84
227.36
139.27
121.52
Revenues from
passenger services
(RMB100 million)
276.65
190.30
198.15
180.50
16.75
13.85
Revenues from
cargo and
mail services
(RMB100 million)
31.70
43.92
40.32
32.98
First half of 2005
First half of 2004
2004
2003
2002
2001

For the six months ended 30 June 2005, the Group's operating revenue was RMB16.939 billion, representing an increase of 14.7% compared to the corresponding period last year. Most of our operating revenues were generated from air traffic businesses. In the first half of 2005, air traffic revenues accounted for 92.1% of operating revenues. Among this, revenues from passenger services and from cargo and mail services accounted for 82.2% and 9.9% of operating revenues respectively.

During the first six months of 2005, revenues from passenger services were RMB13.927 billion, representing an increase of 14.6% compared to the corresponding period last year. The capacity of passenger traffic in available seat kilometres ("ASKs") was 33.245 billion kilometres, representing an increase of 7.9% compared to the corresponding period last year. Passenger load factor was 71.9%, representing an increase of 3.3 percentage points compared to the corresponding period last year. During the first six months of 2005, revenues from cargo and mail services were RMB1.675 billion, representing an increase of 21.0% compared to the corresponding period last

year. Cargo transport capacity in available freight tonne-kilometres ("AFTKs") was 2.391 billion tonnes kilometres (including entire cargo transport capacity in AFTKs of Air China Cargo, a 51%-owned joint venture of the Company), representing an increase of 3.2% compared to the corresponding period last year. The cargo and mail load factor was 53.5%, representing an increase of 0.6 percentage point compared to the corresponding period last year. During the first six months of 2005, the daily utilization of aircraft was 10.2 hours, representing an increase of 0.1 hour compared to the corresponding period last year. The load factor was 63.5%, representing an increase of 2.3 percentage points from the corresponding period last year.

For the six months ended 30 June 2005, operating expenses of the Group was RMB15.541 billion, representing an increase of RMB2.559 billion compared to the corresponding period last year. Among the operating expenses, jet fuel costs were RMB5.062 billion, representing an increase of RMB1.449 billion compared to the corresponding period last year. Jet fuel costs as a percentage of operating expenses increased from 27.8% in the corresponding period last year to 32.6% for the six months ended 30 June 2005. The Group endeavoured to take measures to conserve fuel and enhance efficiency. Through reducing fuel consumption and jet fuel hedging, the Group has successfully achieved a cost savings of RMB93.53 million. In addition, the collection of fuel surcharge also helped to relieve the pressure of rising jet fuel costs.

BUSINESS REVIEW

Network Construction: For the six months ended 30 June 2005, the Company operated a total of 100,489 flights (including all flights operated by Air China Cargo), serving 72 domestic and 36 international and regional destinations. We offered an average of 3,811 scheduled passenger flights and 34 scheduled cargo flights weekly. We mainly allocated our capacity to major markets. For international routes, the Company has increased flight frequency for the more profitable routes and has introduced a new route between Weihai and Seoul. As for regional operations, a new flight route serving Hangzhou and Hong Kong was opened, and the Lhasa – Chengdu – Hong Kong route was re-established. For domestic routes, the Company has strengthened the transport capacity for routes between the central hub of Beijing and other bases, routes originating from Beijing, as well as routes that complement our network and routes that are relatively profitable.

Hubs Building: The Company further strengthened its influence in the Beijing aviation hub through adjusting its transport capacity, improving flights connection and allocating appropriate aircraft models. For the six months ended 30 June 2005, the Company increased the number of aircraft serving the Beijing hub to 97 aircraft and has secured 350 more time slots per week in the Beijing Capital International Airport compared to the corresponding period last year. The Company had a market share of 44.1% in Beijing during the first six months of 2005, representing an increase of 0.4 percentage point compared to the corresponding period last year. Meanwhile, the Company continued to optimize its network connection around Chengdu. Three CRJ aircraft were wet-leased from Shandong Airlines to expand the western PRC market with a base in Chengdu. We also reinforced our operations in our Shanghai base in line with the continuing trend of Shanghai's development into an important hub in the international air traffic network. The Company has further expanded its transport capacity of routes originating from Shanghai. In addition, the Company secured the rights to operate 5 new domestic routes, including one between Shanghai and Kunming. New flight routes in operation include the Shanghai – Guangzhou and Shanghai – Kunming routes, which further reinforce Shanghai's role as an important hub and cargo base for the Company.

Review for the First Half of 2005

Fleet Maintenance: The fleet of the Company continued to expand. In the first half of the year, a total of 9 aircraft were introduced into the fleet. As at 30 June 2005, we (including the entire Air China Cargo) operated a fleet of 160 aircraft with an average age of 8.3 years.

	Self-owned	Finance Lease	Operating Lease	Wet Lease	Custody	Total
Boeing	64	38	25	–	–	127
Airbus	14	8	5	1	–	28
CRJ-200	–	–	–	3	–	3
Business jets	–	–	1	–	1	2
Total	78	46	31	4	1	160

Note: The Boeing aircraft include five cargo freighters of Air China Cargo.

On 26 January 2005, the Company and Air China Group Import and Export Trading Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations, such as Lhasa. On 28 January 2005, the Company, other PRC airlines, China Aviation Supplies Import and Export Group Corporation, and Boeing Company entered into a framework agreement regarding the acquisition of Boeing 787 aircraft. On 8 August 2005, the Company and Boeing Company entered into a formal agreement for the purchase of 15 Boeing 787 aircraft. On the same date, the board of directors resolved to place orders for 4 A319 aircraft from Airbus S.A.S. On 8 August 2005, the Company and Hong Kong Dragon Airlines Limited ("Dragonair") entered into an agreement whereby the Company wet leased 1 A330 and 1 A320 aircraft from Dragonair. In the first half of 2005, the Company also signed a letter of intent with each of GECAS, Sunrock and ILFC, pursuant to which the Company will lease a total of 12 Boeing 737-800 aircraft from these companies. The above proposed purchase and lease of aircraft will further enhance the passenger traffic capacity of the Company's fleet, and thereby providing more comfortable services to passengers.

Market Expansion: The Company has been actively enhancing its marketing efforts. The Company has actively promoted the sales of connecting flight tickets, increased transit flights and established a pricing scheme for connecting flights. For the years ended 2003 and 2004 and the six months ended 30 June 2005, income from connecting flights was RMB2.7 billion, RMB7.6 billion and RMB3.8 billion respectively. It is expected that such income will continue to grow rapidly. The Company has been actively acquiring major customers and has secured 458 new direct sales customers. The electronic tickets business also enjoyed steady growth. Electronic tickets were offered in 60 airports within the PRC and in Hong Kong, while preparation for electronic tickets sales points in the US was completed. In addition, our frequent flyers membership continued to expand to 2.47 million members.

In a travellers' satisfaction survey held in early 2004, the Company was granted the Excellence Award for Travellers' Satisfaction and Excellence Award for Service Brand in the category of airlines carrying over 15 million passengers. In a public aviation service evaluation survey in 2005, the Company was honoured with the highest award of "Benchmark Brand Name for the Year". In a survey on freighter's service quality, Air China Cargo was awarded the Best Integrated Services Award for Air Freighters.

EMPLOYEES

As at 30 June 2005, the Company had 18,289 employees and its subsidiaries and joint ventures had 10,026 employees.

For the six months ended 30 June 2005, the Company has implemented a comprehensive training programme. Under the programme, expert technicians received special operational training, while management of various departments at the deputy general manager level or above also received training in rotation. In addition, relevant training programmes were also arranged for other staff.

MATERIAL EVENTS

On 7 January 2005, the international underwriters exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004, in respect of the over-allotment shares (equivalent to approximately 15% of the H shares of the Company (the "H Shares") initially offered under the global offering of the H Shares) solely to cover the over-allocations in the international offering. The Company issued and allotted, and China National Aviation Holding Company ("CNAHC") and China National Aviation Corporation (Group) Limited ("CNACG") offered, 382,592,727, 29,749,686 and 8,509,587 over-allotment shares respectively, in each case at HK$2.98 per H Share (being the offer price per H Share under the international offering, exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee). The net proceeds of approximately HK$1.1 billion (net of various costs, which mainly comprise underwriting commission, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) from the issue of 382,592,727 over-allotment shares will be used by the Company for the acquisition of various aircraft and repayment of liabilities due within one year.

On 26 January 2005, the Company and Air China Group Import and Export Trading Company Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations, such as Lhasa.

On 25 May 2005, the Company obtained confirmation from the People's Bank of China regarding a proposed issue of short-term commercial papers. The Company issued short-term commercial papers totalling RMB2 billion, which were listed and traded on the inter-bank debenture markets. The proceeds from the issue of short-term commercial papers will be applied as working capital.

On 30 May 2005, at the Annual General Meeting for the year ended 31 December 2004, Mr. David Muir Turnbull was elected a director of the Company.

POST BALANCE SHEET EVENTS

Subsequent to 30 June 2005, domestic airlines within China, including the Company, were permitted to levy fuel surcharges for domestic routes (excluding routes between Mainland China and Hong Kong and Macau) to partially offset the rise in jet fuel costs. For the period between 1 August 2005 to 31 December 2005, domestic airlines are permitted to levy fuel surcharges of RMB20 and RMB40 per person for passengers travelling a flight distance of below and over 800 km respectively.

Since 5 July 2005, Mr. Zheng Baoan has been appointed in place of Mr. Fan Cheng as a new joint company secretary of the Company. This change of joint company secretary has been approved by the Board of the Company and was disclosed in an announcement dated 11 July 2005.

On 21 July 2005, the People's Bank of China announced the introduction of a regulated, managed floating exchange rate system in the PRC based on market supply and demand and with reference to a basket of currencies. Removal of the peg to the US dollar allowed more flexibility for the exchange rate system of the Renminbi. On 21 July 2005, the exchange rate between the US dollar and Renminbi was adjusted to US$1 to RMB8.11. The Board of the Company believes that such appreciation of RMB will not have any adverse effect on the operating results and financial position of the Group.

On 8 August 2005, the Company and the Boeing Company entered into an agreement in respect of the purchase of 15 Boeing 787 aircraft, which has been disclosed in a public announcement. The transaction has been approved by the Board and CNAHC, the controlling shareholder of the Company. A circular in this regard has been despatched to the shareholders on 30 August 2005.

At the employees' representatives meeting held on 27 August 2005, Mr. Liu Guo Qing has been appointed a supervisor of the Company. Upon his appointment, Mr. Liu has become a representative of employees on the supervisory committee of the Company. Such appointment of supervisor has been disclosed in an announcement published on 31 August 2005.

Management Discussion and Analysis

The unaudited condensed consolidated interim financial statements of the Group set out from pages 21 to 45 of this Interim Report, comprising the condensed consolidated income statement, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and notes to the condensed consolidated interim financial statements, were prepared in accordance with International Financial Reporting Standards ("IFRS"). The following discussion and analysis are designed to assist the reader in understanding the information provided in this Interim Report so as to fully comprehend the financial results and financial position of the Group as a whole.

PROFIT FROM OPERATIONS AND NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

For the six months ended 30 June 2005, the Group's profit from operations was RMB1,397 million, representing a decrease of 22.0% compared to the corresponding period in 2004. Net profit attributable to equity holders of the parent amounted to RMB591 million, representing a decrease of 25.0% compared to the corresponding period in 2004. The decreases in profit from operations and net profit attributable to equity holders of the parent were mainly due to the rising jet fuel price.

The consolidated income statement includes the operating results of all associates of the Group. For the six months ended 30 June 2005, share of profits less losses from associates was RMB151 million, representing a decrease of 20.8% from the corresponding period last year, primarily due to the decrease in profits from two associates, namely Dragonair and Shenzhen Airlines.


First Half of 2005
1,397
591
First Half of 2004
1,791
788
2004
4,485
2,386
2003
2,284
160
2002
3,284
500
2001
3,286
948
Profit from Operations
Net Profit Attributable to Equity Holders of the Parent
(Unit: RMB million)

Management Discussion and Analysis

PROFIT CONTRIBUTION BY BUSINESS SEGMENTS

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Airline operations	**1,213,647**	1,670,086	-27.3
Engineering services	**96,697**	41,585	132.5
Airport terminal services	**61,945**	53,444	15.9
Others	**25,056**	25,627	-2.2
Profit from operations	**1,397,345**	1,790,742	-22.0

EARNINGS PER SHARE

For the six months ended 30 June 2005, the Group's interim earnings per share was RMB0.06, a decrease of 47.9% compared to RMB0.12 for the corresponding period in 2004. This was mainly due to a 25.0% decrease in the net profit attributable to equity holders of the parent compared to the same period in 2004 and the initial public offering of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 additional shares in the beginning of 2005, which increased the weighted average number of shares compared to the corresponding period last year. Details of earnings per share are set out in note 7 to the unaudited condensed consolidated interim financial statements.

OPERATING REVENUES

For the six months ended 30 June 2005, the Group's operating revenue was RMB16.939 billion, representing an increase of 14.7% compared to the corresponding period last year. Revenues from passenger services of the Group were subject to the seasonality of the aviation industry in the PRC. The peak season of the aviation industry falls between July and October each year with the highest demand for passenger services during that period. As such, the Group's revenue from passenger services in the first half of the year is generally lower than that in the second half.

REVENUE CONTRIBUTION BY BUSINESS SEGMENTS

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Airline operations	**16,569,472**	14,410,881	15.0
Of which:			
Passenger	**13,927,279**	12,151,881	14.6
Cargo and mail	**1,675,433**	1,384,951	21.0
Engineering services	**131,518**	128,798	2.1
Airport terminal services	**131,484**	109,381	20.2
Others	**106,058**	124,299	-14.7
Operating revenue	**16,938,532**	14,773,359	14.7

REVENUE CONTRIBUTION BY GEOGRAPHICAL SEGMENTS

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Domestic	**8,521,194**	7,820,767	9.0
Hong Kong/Macau	**1,165,547**	843,209	38.2
Europe	**2,321,126**	1,834,105	26.6
North America	**1,326,233**	1,214,476	9.2
Japan/Korea	**2,047,609**	1,576,652	29.9
Asia Pacific, others	**1,556,823**	1,484,150	4.9
Operating revenue	**16,938,532**	14,773,359	14.7


9.19%
12.09%
10.05%
10.67%
7.83%
Inner Ring: First half of 2004
Outer Ring: First half of 2005
12.41%
52.94%
5.71%
13.70%
50.31%
6.88%
Domestic
Hong Kong/Macau
Europe
North America
Japan/Korea
Asia Pacific, others

OPERATING EXPENSES

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. For the six months ended 30 June 2005, the Group recorded an increase of RMB2.559 billion compared to the same period in 2004, primarily as a result of the rising jet fuel costs and depreciation charge. The rise in jet fuel costs was attributable to the increased fuel consumption and the substantial increase in jet fuel prices.

Depreciation charges increased due to the adoption of the revised treatment of IAS 16 *Property, Plant and Equipment* and fleet expansion. The decrease in aircraft maintenance, repair and overhaul expenses primarily arose from the adoption of the revised treatment of IAS 16. Details on the accounting policies and revised treatment of IAS 16 are set out in note 1 to the unaudited condensed consolidated interim financial statements.

Management Discussion and Analysis

PRINCIPAL OPERATING EXPENSES

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Jet fuel	**5,061,760**	3,612,602	40.1
Take-off, landing and depot charges	**2,172,296**	2,042,489	6.4
Depreciation	**2,456,709**	1,676,308	46.6
Aircraft maintenance, repair and overhaul	**548,508**	1,239,339	-55.7
Employee compensation costs	**1,413,632**	1,263,777	11.9
Air catering expenses	**610,343**	532,535	14.6

HEDGING INSTRUMENTS

Pursuant to approval by the board of directors, the Company engaged in jet fuel forward contracts to hedge its fuel exposure. The hedging position in oil and oil-derivative products held by the Company in 2005 was restricted to a maximum of 30% of its jet fuel consumption. As of 30 June 2005, the total jet fuel hedging position of the Company was equivalent to 4.5% of its jet fuel consumption in the first half of the year.

MANAGEMENT OF EXCHANGE RISK

The foreign exchange income and expenses of the Company are generally the same. The Company achieved a matching structure of income and expenses by adjusting the proportion of its liabilities in foreign currencies, such that no hedging is required. The Company will continue to avoid exposure to exchange risks by adopting a strategy that corresponds the income and payment of certain principal currencies.

Since foreign liabilities constitute a larger proportion of the Group's liabilities, appreciation of the Renminbi will benefit the Company with exchange gains.

ANALYSIS OF ASSETS

As at 30 June 2005, the Group had total assets of RMB66.795 billion, representing an increase of 0.2% from 31 December 2004. Of the total assets, current assets accounted for 22.9%, or RMB15.311 billion, while non-current assets accounted for 77.1%, or RMB51.484 billion. Among the current assets, cash and cash equivalents decreased by 25.8% to RMB7.220 billion from 31 December 2004 to 30 June 2005, while trade receivables increased by 11.3% to RMB2.631 billion from 31 December 2004 to 30 June 2005. Among the non-current assets, property, plant and equipment accounted for RMB43.249 billion, representing a decrease of 0.4% from 31 December 2004.

ASSETS MORTGAGE

As at 30 June 2005, the Group mortgaged certain aircraft with an aggregate carrying amount of approximately RMB27.081 billion (compared to RMB28.585 billion as at 31 December 2004) pursuant to certain loan and lease agreements. Details of the mortgage are set out in note 10 to the unaudited condensed consolidated interim financial statements.

As at 30 June 2005, certain of the Group's bank deposits of approximately RMB165 million (compared to RMB117 million as at 31 December 2004) were pledged against the Group's bank and other loans, and obligations in respect of certain operating leases and financial derivatives.

Details of external guarantees of the Group are set out in note 17 to the unaudited condensed consolidated interim financial statements.

DEBT STRUCTURE OF THE GROUP

	Bank and other loans		**Obligations under finance leases**	
	As at 30 June 2005 RMB billion	As at 31 December 2004 RMB billion	**As at 30 June 2005 RMB billion**	As at 31 December 2004 RMB billion
Short-term	**9.220**	8.806	**2.048**	1.705
Long-term	**11.441**	12.897	**9.180**	10.576

The Company has sufficient liquidity and expects to meet its liabilities by internal resources, bank loans and other resources as they fall due.

GEARING RATIO

As at 30 June 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 70.4%, dropped by 2.6 percentage points from 73.0% as at 31 December 2004.

INTEREST EXPENSE

For the six months ended 30 June 2005, interest expense of the Group decreased from RMB917 million in the corresponding period last year to RMB903 million, primarily due to the repayment of bank loans and decrease in obligations under finance leases.

INTEREST COVER

For the six months ended 30 June 2005, interest cover, representing net profit attributable to equity holders of the parent excluding interest expenses, taxes, depreciation and amortization ("EBITDA") divided by interest expense, was 4.7 times, compared to 4.1 times for the corresponding period in 2004. The increase in interest cover was attributable to the decrease in interest expense and rise in EBITDA.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2005, the Group had capital commitments of approximately RMB23.149 billion, primarily for the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 30 June 2005, the Group committed to make a capital contribution of approximately RMB372 million (US$45 million) to a joint venture.

Details of capital commitments of the Group as at 30 June 2005 are set out in note 18 to the unaudited condensed consolidated interim financial statements.

In respect of the civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) as disclosed in paragraph (c) of Note 41 to the consolidated financial statements for the year ended 31 December 2004 in the Company's 2004 annual report, Air China International Corporation, AIE and other parties entered into a settlement agreement with New Link Consultants Limited ("NLC") on 20 July 2005, pursuant to which AIE agreed to pay a settlement amount of US$195,250 to NLC. The settlement amount was fully paid by AIE to NLC on 10 August 2005.

Save as disclosed above and in note 17 to the unaudited condensed consolidated interim financial statements, there have been no material adverse changes in the contingent liabilities of the Group since 31 December 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital needs through cash inflows from operating activities and bank loans. Like many other airlines in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2004 and 30 June 2005, net current liabilities of the Group were RMB6.860 billion and RMB8.844 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, in particular, a RMB2.514 billion decrease in cash and cash equivalents.

CAPITAL EXPENDITURE

During the six months ended 30 June 2005, the capital expenditure of the Company amounted to RMB3.792 billion. The Company's total investment in aircraft was RMB3.362 billion, including a prepayment of RMB2.682 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB430 million, which mainly involved the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

DISCLOSURE REQUIRED BY THE HONG KONG STOCK EXCHANGE LISTING RULES

In compliance with paragraph 40(2) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save as disclosed herein, there has been no material change in the existing information regarding the Company in relation to those matters set out in paragraph 32 of Appendix 16 to the Listing Rules from the information in relation to the matters disclosed in the 2004 Annual Report of the Company.

Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2005

INTERIM RESULTS

These condensed consolidated interim financial statements have not been audited, but have been reviewed by the Company's audit committee.

	Notes	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Air traffic revenues	3	15,602,712	13,536,832
Other operating revenues	4	1,335,820	1,236,527
Turnover		16,938,532	14,773,359
Operating expenses			
Jet fuel		(5,061,760)	(3,612,602)
Take-off, landing and depot charges		(2,172,296)	(2,042,489)
Depreciation	10	(2,456,709)	(1,676,308)
Aircraft maintenance, repair and overhaul		(548,508)	(1,239,339)
Employee compensation costs		(1,413,632)	(1,263,777)
Air catering charges		(610,343)	(532,535)
Aircraft and jet engines operating lease expenses		(637,757)	(490,511)
Other operating lease expenses		(118,011)	(87,248)
Other flight operation expenses		(1,572,899)	(1,130,826)
Selling and marketing expenses		(692,452)	(658,412)
General and administrative expenses		(256,820)	(248,570)
Total operating expenses		(15,541,187)	(12,982,617)
Profit from operations	9	1,397,345	1,790,742
Finance costs	5	(635,925)	(788,561)
Share of profits less losses from associates		151,301	191,056
Profit before tax		912,721	1,193,237
Tax	6	(270,329)	(358,802)
Profit for the period		642,392	834,435
Attributable to:			
Equity holders of the parent		591,253	788,352
Minority interests		51,139	46,083
		642,392	834,435
Earnings per share – Basic	7	6.3 cents	12.1 cents
– Diluted	7	–	–

Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2005

	Notes	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
NON-CURRENT ASSETS			
Property, plant and equipment	10	43,249,405	43,441,637
Lease prepayments	11	918,719	933,898
Interests in associates		3,883,988	4,001,521
Advance payments for aircraft and related equipment		2,113,727	632,154
Due from CNAHC		581,813	631,813
Deposits for aircraft under operating leases		154,387	137,583
Other investments		21,666	21,666
Deferred tax assets		560,563	776,084
		51,484,268	50,576,356
CURRENT ASSETS			
Financial assets		71,055	–
Trade receivables	12	2,631,351	2,364,816
Inventories		820,881	743,288
Prepayments, deposits and other receivables	13	4,374,174	3,108,588
Due from other CNAHC group companies		28,839	44,916
Pledged deposits		164,323	117,231
Cash and cash equivalents		7,220,306	9,734,074
		15,310,929	16,112,913
TOTAL ASSETS		66,795,197	66,689,269
CURRENT LIABILITIES			
Trade payables	14	5,059,258	4,443,608
Bills payable		818,344	362,033
Other payables and accruals	15	4,551,359	3,920,287
Provision for major overhauls		23,767	28,130
Air traffic liabilities		1,372,271	1,215,770
Tax payable		65,581	186,055
Obligations under finance leases		2,047,703	1,705,146
Bank and other loans		9,219,576	8,806,051
Due to shareholders		967,835	2,256,117
Due to other CNAHC group companies		29,561	49,617
		24,155,255	22,972,814
NET CURRENT LIABILITIES		8,844,326	6,859,901
TOTAL ASSETS LESS CURRENT LIABILITIES		42,639,942	43,716,455

Condensed Consolidated Interim Financial Statements

	Notes	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
NON-CURRENT LIABILITIES			
Obligations under finance leases		9,179,897	10,576,241
Bank and other loans		11,441,276	12,896,622
Long-term payables		376,078	446,311
Deferred income		1,064,381	1,102,853
Provision for major overhauls		600,244	470,698
Provision for early retirement benefits obligations		192,297	195,188
		22,854,173	25,687,913
NET ASSETS		19,785,769	18,028,542
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Issued share capital	16	9,433,211	9,050,618
Reserves		8,876,393	7,497,637
		18,309,604	16,548,255
MINORITY INTERESTS		1,476,165	1,480,287
TOTAL EQUITY		19,785,769	18,028,542

Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005

(Unaudited)	Owners' equity RMB'000	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
	Attributable to equity holders of the parent							
As at 1 January 2005	-	9,050,618	6,942,422	93,020	462,195	16,548,255	1,480,287	18,028,542
Profit for the period	-	-	-	-	591,253	591,253	51,139	642,392
Issue of new shares *(note 16 (b))*	-	382,593	787,503	-	-	1,170,096	-	1,170,096
Dividend paid	-	-	-	-	-	-	(55,261)	(55,261)
As at 30 June 2005	-	9,433,211	7,729,925	93,020	1,053,448	18,309,604	1,476,165	19,785,769

(Audited)	Owners' equity RMB'000 *(note a)*	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
	Attributable to equity holders of the parent							
As at 1 January 2004	6,892,869	-	-	-	-	6,892,869	1,422,380	8,315,249
Capital contributions	17,084	-	-	-	-	17,084	-	17,084
Profit for the period	788,352	-	-	-	-	788,352	46,083	834,435
Distribution *(note 8)*	(40,969)	-	-	-	-	(40,969)	(6,125)	(47,094)
As at 30 June 2004	7,657,336	-	-	-	-	7,657,336	1,462,338	9,119,674

Note:

(a) Pursuant to the Restructuring as set out in note 1 and note 16 to the unaudited condensed consolidated interim financial statements, the owners' equity at 30 June 2004 was converted into part of the Company's share capital of RMB6,500 million of RMB1.00 each and capital reserve upon the incorporation of the Company on 30 September 2004.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**4,693,402**	2,069,019
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	**(5,086,756)**	(695,128)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES	**(2,119,154)**	(1,781,076)
Effect of exchange rate changes on cash and cash equivalents	**3,775**	27,726
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(2,508,733)**	(379,459)
Cash and cash equivalents at beginning of period	**9,413,224**	2,589,395
Cash and cash equivalents at end of period	**6,904,491**	2,209,936
Analysis of balances of cash and cash equivalents:		
Cash and cash equivalents for balance sheet	**7,220,306**	3,255,763
Less: Non-pledged time deposits with original maturity of more than three months when acquired	**(315,815)**	(1,045,827)
Cash and cash equivalents for condensed consolidated cash flow statement	**6,904,491**	2,209,936

Condensed Consolidated Interim Financial Statements

Notes:

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of China National Aviation Holding Company ("CNAHC"), a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(i) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(ii) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results and consolidated cash flows for the six months ended 30 June 2004 include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's directors are of the opinion that the consolidated income statement and consolidated cash flow statement prepared on this basis present fairly the consolidated results and consolidated cash flows of the Group as a whole.

The unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. In particular, the unaudited condensed consolidated interim financial statements of the Group comply with IAS 34 *Interim Financial Reporting* and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

The unaudited condensed consolidated interim financial statements of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

1. **BASIS OF PRESENTATION AND ACCOUNTING POLICIES** *(Continued)*

The principal accounting policies used in the preparation of the unaudited condensed consolidated interim financial statements of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except for the following standards which have taken effect as at 1 January 2005:

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained profits of the current and prior periods or to any change in comparatives.

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998) *Property, Plant and Equipment*. There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when performed.

1. **BASIS OF PRESENTATION AND ACCOUNTING POLICIES** *(Continued)*

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the six months ended 30 June 2005 by approximately RMB595 million. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has decreased by approximately RMB399 million.

(ii) Major overhaul costs incurred for the six months ended 30 June 2005 of approximately RMB1,243 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the six months ended 30 June 2005 decreased by RMB1,243 million. In addition, the Group has derecognised and charged to the income statement for the six months ended 30 June 2005 the carrying amount of certain components of approximately RMB222 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has increased by approximately RMB684 million.

(c) IAS 24 (revised 2003) *Related Party Disclosures* replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

2. **SEGMENT INFORMATION**

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments – airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

2. **SEGMENT INFORMATION** *(Continued)*

Business segments

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2005 is as follows:

	Airline operations RMB'000 (Unaudited)	Engineering services RMB'000 (Unaudited)	Airport terminal services RMB'000 (Unaudited)	Others RMB'000 (Unaudited)	Eliminations RMB'000 (Unaudited)	Total RMB'000 (Unaudited)
REVENUES						
Sales to external customers	16,569,472	131,518	131,484	106,058	–	16,938,532
Intersegment sales	–	407,386	–	86,140	(493,526)	–
Total revenues	16,569,472	538,904	131,484	192,198	(493,526)	16,938,532
PROFIT FROM OPERATIONS						
Segment results	1,213,647	96,697	61,945	25,056	–	1,397,345

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2004 is as follows:

	Airline operations RMB'000 (Audited) (Restated)	Engineering services RMB'000 (Audited) (Restated)	Airport terminal services RMB'000 (Audited) (Restated)	Others RMB'000 (Audited) (Restated)	Eliminations RMB'000 (Audited) (Restated)	Total RMB'000 (Audited) (Restated)
REVENUES						
Sales to external customers	14,410,881	128,798	109,381	124,299	–	14,773,359
Intersegment sales	–	314,367	–	70,319	(384,686)	–
Total revenues	14,410,881	443,165	109,381	194,618	(384,686)	14,773,359
PROFIT FROM OPERATIONS						
Segment results	1,670,086	41,585	53,444	25,627	–	1,790,742

2. **SEGMENT INFORMATION** *(Continued)*

Geographical segments

The following tables present consolidated revenue information by geographical segments for the periods ended 30 June 2005 and 30 June 2004:

For the period ended 30 June 2005	Domestic RMB'000 (Unaudited)	HK/Macau RMB'000 (Unaudited)	Europe RMB'000 (Unaudited)	North America RMB'000 (Unaudited)	Japan/Korea RMB'000 (Unaudited)	Asia Pacific, others RMB'000 (Unaudited)	Total RMB'000 (Unaudited)
REVENUES							
Sales to external customers and total revenues	**8,521,194**	**1,165,547**	**2,321,126**	**1,326,233**	**2,047,609**	**1,556,823**	**16,938,532**

For the period ended 30 June 2004	Domestic RMB'000 (Audited) (Restated)	HK/Macau RMB'000 (Audited) (Restated)	Europe RMB'000 (Audited) (Restated)	North America RMB'000 (Audited) (Restated)	Japan/Korea RMB'000 (Audited) (Restated)	Asia Pacific, others RMB'000 (Audited) (Restated)	Total RMB'000 (Audited) (Restated)
REVENUES							
Sales to external customers and total revenues	7,820,767	843,209	1,834,105	1,214,476	1,576,652	1,484,150	14,773,359

3. **AIR TRAFFIC REVENUES**

Air traffic revenues comprise revenues from the airline operations business and are stated net of business tax. An analysis of air traffic revenues is as follows:

	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Passenger	**13,927,279**	12,151,881
Cargo and mail	**1,675,433**	1,384,951
	15,602,712	13,536,832

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureau at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the six months ended 30 June 2004 and 2005, netted against air traffic revenues, amounted to approximately RMB350 million (audited and restated) and RMB372 million (unaudited), respectively.

4. **OTHER OPERATING REVENUES**

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
Bellyhold income	711,910	670,145
Aircraft engineering income	131,518	128,798
Ground services income	131,484	109,381
General aviation income	94,522	87,225
Air catering income	65,539	64,945
Government grants:		
(i) Recognition of deferred income	38,472	28,947
(ii) Fixed cash subsidy	-	25,000
(iii) Others	9,676	771
Service charges on return of unused flight tickets	34,502	29,835
Cargo handling service income	33,005	20,319
Sale of materials	5,839	2,300
Import and export service income	5,974	13,099
Training service income	9,832	9,937
Aircraft and related equipment lease income	14,834	4,670
Gain on disposal of property, plant and equipment	170	-
Others	48,543	41,155
	1,335,820	1,236,527

5. **FINANCE COSTS**

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
Interest expense	903,392	917,080
Less: Interest capitalised	-	(2,610)
	903,392	914,470
Less: Interest income	(37,006)	(6,032)
Exchange gains, net	(175,459)	(43,107)
Gain on fuel derivatives, net	(55,002)	(76,641)
Dividend income on long-term investment	-	(129)
	635,925	788,561

The interest capitalisation rate represented the cost of capital from raising the related borrowings and ranged from 5.58% to 5.76% per annum.

6. **TAX**

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
Current income tax:		
Mainland China	**50,204**	11,034
Hong Kong	**4,604**	1,118
Deferred income tax:		
Relating to origination and reversal of temporary differences	**215,521**	346,650
Total income tax charge for the period	**270,329**	358,802

Share of tax attributable to associates amounting to RMB20,746,000 (2004: RMB32,636,000) is included in "Share of profits less losses from associates" on the face of the unaudited condensed consolidated income statement.

7. **EARNINGS PER SHARE**

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2005 of approximately RMB591,253,000, and the weighted average of approximately 9,412,073,189 shares in issue during the period as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2004 of approximately RMB788,352,000, and the number of shares in issue during the period on the assumption that the 6,500,000,000 shares issued as at 30 September 2004, the date of incorporation of the Company, had been in issue throughout the period.

Diluted earnings per share for the six months ended 30 June 2005 and 30 June 2004 has not been calculated because no diluting events existed during these periods.

8. **DIVIDEND/DISTRIBUTION**

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividend payment is based on the lesser of (i) the net profit determined in accordance with the accounting principles and the financial regulations applicable in the PRC; and (ii) the net profit determined in accordance with IFRSs.

The Board of directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005.

The Company had a profit distribution of RMB40,969,000 (audited) for the six months ended 30 June 2004.

9. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Loss on disposal of property, plant and equipment	222,000	15,948
Amortisation of lease prepayments	9,780	111

10. PROPERTY, PLANT AND EQUIPMENT

	Aircraft and flight equipment RMB'000 (Unaudited)	Buildings RMB'000 (Unaudited)	Machinery RMB'000 (Unaudited)	Transportation equipment RMB'000 (Unaudited)	Office equipment RMB'000 (Unaudited)	Construction in progress RMB'000 (Unaudited)	Total RMB'000 (Unaudited)
At 1 January 2005, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
Additions	2,112,611	770	38,822	6,540	6,225	356,178	2,521,146
Disposals	(231,775)	(20,703)	(1,519)	(259)	(2,413)	-	(256,669)
Transfer from construction in progress	389,412	22,999	8,172	793	301	(421,677)	-
Depreciation charge for the period	(2,258,095)	(54,438)	(97,198)	(33,655)	(13,323)	-	(2,456,709)
At 30 June 2005, net of accumulated depreciation	38,731,016	2,633,488	911,744	288,961	82,845	601,351	43,249,405
At 30 June 2005							
Cost	66,073,160	3,669,673	2,084,959	1,070,719	226,743	601,351	73,726,605
Accumulated depreciation	(27,342,144)	(1,036,185)	(1,173,215)	(781,758)	(143,898)	-	(30,477,200)
Net carrying amount	38,731,016	2,633,488	911,744	288,961	82,845	601,351	43,249,405

10. **PROPERTY, PLANT AND EQUIPMENT** *(Continued)*

	Aircraft and flight equipment RMB'000 (Audited)	Buildings RMB'000 (Audited)	Machinery RMB'000 (Audited)	Transportation equipment RMB'000 (Audited)	Office equipment RMB'000 (Audited)	Construction in progress RMB'000 (Audited)	Total RMB'000 (Audited)
At 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture (note a)	(267,119)	(186,169)	(86,932)	(21,673)	-	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	-	(531,365)
Transfer from construction in progress	164,788	285,156	91,393	5,177	206	(546,720)	-
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	-	(3,463,252)
At 31 December 2004, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	-	(28,050,020)
Net carrying amount	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637

Note:

(a) Upon the establishment of Air China Cargo Co., Ltd. ("Air China Cargo"), a 51%-owned joint venture of the Company, the entire air cargo business and relevant air cargo assets and liabilities were transferred to Air China Cargo in 2004 in the form of the Company's capital contribution and advance to Air China Cargo.

Certain of the Group's bank and other loans are secured by certain of the Group's aircraft, which had an aggregate carrying amount of approximately RMB16,158 million (unaudited) as at 30 June 2005 (31 December 2004: RMB16,586 million (audited)).

The carrying amount of the aircraft held under finance leases as at 30 June 2005 was approximately RMB10,923 million (unaudited) (31 December 2004: RMB11,999 million (audited)). Leased assets are pledged as security for the related finance lease liabilities.

As at 30 June 2005, the Group was in the process of applying for the title certificates for certain of its buildings with an aggregate carrying amount of approximately RMB597 million (unaudited) (31 December 2004: RMB2,178 million (audited)). The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 June 2005.

11. **LEASE PREPAYMENTS**

As at 30 June 2005, the Group was in the process of applying for the title certificates for certain of its land use rights with an aggregate carrying amount of approximately RMB106 million (unaudited) (31 December 2004: RMB920 million (audited)). The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned lands. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 June 2005.

12. **TRADE RECEIVABLES**

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables of the Group, based on invoice date and net of provision for doubtful debts, is as follows:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Within 30 days	1,803,369	1,838,756
31 to 60 days	168,310	280,382
61 to 90 days	128,378	152,548
Over 90 days	531,294	93,130
At end of period/year	2,631,351	2,364,816

Included in the Group's trade receivables is the following amount due from a joint venture:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Joint venture	462,497	412,539

13. **PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES**

Set out below is a breakdown of the Group's prepayments, deposits and other receivables:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Advance payments for aircraft and related equipment acquisitions	3,591,296	2,193,458
Advances and others	400,904	324,655
Manufacturers' credits on aircraft acquisition receivable	69,069	74,518
Prepaid aircraft operating lease rentals	101,125	95,681
Receivables from sale of staff quarters	23,403	24,681
Miscellaneous deposits	188,377	395,595
	4,374,174	3,108,588

14. TRADE PAYABLES

An aged analysis of the Group's trade payables, based on invoice date, is as follows:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Within 30 days	2,581,907	3,108,028
31 to 60 days	1,104,110	805,858
61 to 90 days	599,494	304,943
Over 90 days	773,747	224,779
At end of period/year	5,059,258	4,443,608

Included in the Group's trade payables is the following amount due to a joint venture:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Joint venture	158,645	179,934

15. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of the Group's other payables and accruals:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Provision for staff housing benefits	352,263	469,617
Accrued salaries, wages and benefits	581,378	692,510
Payable to the Social Security Bureau	876,404	-
Interest expense payable	260,358	269,928
Accruals for share issuing expenses	240	208,644
Custom duties and levies payable	819,586	742,201
Current portion of long-term payables	108,425	101,802
Current portion of deferred income	76,943	76,943
Advances from customers	270,604	294,798
Accrued operating expenses	793,771	716,548
Others	411,387	347,296
	4,551,359	3,920,287

16. **SHARE CAPITAL**

	Number of shares 30 June 2005	Nominal value 30 June 2005 RMB'000 (Unaudited)	Number of shares 31 December 2004	Nominal value 31 December 2004 RMB'000 (Audited)
Registered, issued and fully paid				
– State legal person shares of RMB1.00 each	4,826,195,989	4,826,196	4,855,945,675	4,855,946
– Non-H foreign shares of RMB1.00 each	1,380,482,920	1,380,483	1,388,992,507	1,388,992
– H shares of RMB1.00 each	3,226,532,000	3,226,532	2,805,680,000	2,805,680
	9,433,210,909	9,433,211	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the six months ended 30 June 2005 is as follows:

	Number of shares	Nominal value RMB'000 (Unaudited)
At beginning of period	9,050,618,182	9,050,618
State legal person shares converted into H shares *(note 16 (a))*	(29,749,686)	(29,750)
Non-H foreign shares converted into H shares *(note 16 (a))*	(8,509,587)	(8,509)
Share placement *(note 16 (b))*	420,852,000	420,852
At end of period	9,433,210,909	9,433,211

Pursuant to the Restructuring, and the basis of presentation thereof, as discussed in note 1, the owners' equity of the Company in the consolidated balance sheet as at 30 September 2004, the date of incorporation of the Company, was converted into the Company's share capital of RMB6,500 million of RMB1.00 each with the rest as capital reserve.

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation) to 31 December 2004 is as follows:

	Number of shares	Nominal value RMB'000 (Audited)
At date of incorporation	6,500,000,000	6,500,000
State legal person shares converted into H shares	(198,331,240)	(198,331)
Non-H foreign shares converted into H shares	(56,730,578)	(56,731)
Share placement and public offer	2,805,680,000	2,805,680
At end of the year	9,050,618,182	9,050,618

16. SHARE CAPITAL *(Continued)*

Notes:

(a) In January 2005, upon the exercise of the over-allotment options granted to international underwriters, the Company issued 420,852,000 H shares, consisting of 382,592,727 new shares, 29,749,686 H shares converted from State legal person shares and 8,509,587 H shares converted from non-H foreign shares, with a par value of RMB1.00 each at HK2.98 (equivalent to RMB3.17072) per share. The proceeds from the sale of the State legal person shares and non-H foreign shares aggregating approximately RMB117 million, after deducting share issue expenses of approximately RMB4 million which were borne by the Social Security Fund in connection with the sale of the State legal person shares and non-H foreign shares, were remitted to the Social Security Fund.

(b) As referred to in note 16 (a) above, the Company issued 420,852,000 H shares upon the exercise of the over-allotment options granted to international underwriters. After deducting aggregate net proceeds of approximately RMB117 million from the sale of 29,749,686 H shares converted from State legal person shares and 8,509,587 H shares converted from non-H foreign shares, which were remitted to the Social Security Fund and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H foreign shares of the Company.

17. CONTINGENT LIABILITIES

As at 30 June 2005, the Group had the following contingent liabilities:

(a) Pursuant to the Restructuring of CNAHC, in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, the Company entered into a restructuring agreement with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), one of the minority shareholders of the Company and is a Hong Kong incorporated company wholly owned by CNAHC, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these unaudited condensed consolidated interim financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation, the predecessor of the Company. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 30 June 2005, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of approximately RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of approximately RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact on the Group's financial position.

17. **CONTINGENT LIABILITIES** *(Continued)*

(c) The Company is one of the defendants in a lawsuit pending in the San Francisco Superior Court filed by Environmental World Watch Inc. ("EWW"). The complaint alleges that the Company and certain other commercial airlines operating in California have violated the California Safe Drinking Water and Toxic Enforcement Act (Health and Safety Code Section 25249.5). EWW alleges that the Company and these other airlines caused environmental exposure and occupational exposure from aircraft emissions without providing warnings required by the statue. Up to the date of these unaudited condensed consolidated interim financial statements, the Company has not been served with the complaint by EWW and, therefore, has not been required to appear in the court to defend against the allegation. The status of the proceedings is still preliminary and, therefore, the directors are of the view that it is not possible to estimate the eventual outcome of the claim with reasonable certainty at this stage. The directors are of the opinion that, based on advice from the Company's lawyers in the United States, even if the Company is served with the complaint and is therefore required to appear in the court, it would appear to have valid defense against this litigation and, accordingly, the directors consider that no provision for this complaint is needed.

(d) The Group has issued guarantees to banks in respect of the bank loan facilities granted to the following parties:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Joint venture	115,000	-
Associates	179,000	214,002
	294,000	214,002

18. **COMMITMENTS**

(a) **Capital commitments**

The Group had the following amounts of contractual commitments for the acquisition and construction of property, plant and equipment:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Contracted, but not provided for:		
Aircraft and flight equipment	20,580,667	8,750,195
Buildings	111,975	544,855
Others	31,602	8,426
	20,724,244	9,303,476
Authorised, but not contracted for:		
Buildings	2,425,181	2,528,544
Total capital commitments	23,149,425	11,832,020

18. **COMMITMENTS** *(Continued)*

(b) **Investment commitment**

As at 30 June 2005, the Company committed to make a capital contribution of approximately RMB372 million (US$45 million) (31 December 2004: RMB422 million) to a joint venture.

(c) **Operating lease commitments**

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group had the following future minimum lease payments under non-cancellable operating leases:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Within one year	**1,703,995**	1,140,228
In the second to fifth years, inclusive	**6,063,470**	3,215,879
Over five years	**3,160,822**	1,000,319
	10,928,287	5,356,426

19. **RELATED PARTY TRANSACTIONS**

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The directors of the Company are of the opinion that the transactions with related parties were conducted in the usual course of business.

19. RELATED PARTY TRANSACTIONS *(Continued)*

The Group had the following significant transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group) and joint ventures (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	6,010	9,050
Associates	617	2,233
	6,627	11,283
Sale of cargo space		
CNAHC Group	95,671	91,895
Charter flight service		
CNAHC Group	186,690	-
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	-	450
Joint ventures	1,735	-
	1,735	450
Aircraft engineering income		
Associates	4,750	9,474
Ground services income		
CNAHC Group	488	-
Associates	13,384	9,547
	13,872	9,547
Bellyhold income		
Joint venture	711,910	670,145
Others		
CNAHC Group	11,042	281
Joint ventures	8,122	50
Associates	3,576	266
	22,740	597
C. Included in finance costs		
Interest income		
Associates	1,024	1,224
Interest expense		
Associates	8,965	9,947

19. **RELATED PARTY TRANSACTIONS** *(Continued)*

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	**45,047**	50,450
Associates	**111,678**	103,157
	156,725	153,607
Air catering charges		
CNAHC Group	**24,338**	18,607
Joint ventures	**50,657**	38,527
Associates	**3,048**	-
	78,043	57,134
Repair and maintenance costs		
Joint ventures	**197,616**	209,578
Associates	**40,837**	13,491
	238,453	223,069
Sale commission expenses		
CNAHC Group	**14,950**	10,790
Management fees		
CNAHC Group	**5,088**	5,088
Others		
CNAHC Group	**47,643**	22,609
Associates	**59,551**	-
	107,194	22,609

19. **RELATED PARTY TRANSACTIONS** *(Continued)*

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
E. Deposits, loans and bills payable		
Deposits placed with an associate	478,119	566,985
Loans from an associate	193,028	481,132
Bills payable to an associate	97,705	-
F. Outstanding balance with related parties		
Due from CNAHC (long-term)	581,813	631,813
Due from other CNAHC group companies	28,839	44,916
Due from associates	109,208	90,842
Due from a joint venture	462,497	412,539
Due to associates	71,473	81,591
Due to shareholders	967,835	2,256,117
Due to other CNAHC group companies	29,561	49,617
Due to a joint venture	158,645	179,934

Except for the long-term amount due from CNAHC, the outstanding balances with related parties are unsecured, interest-free and have no fixed terms of repayment. The long-term amount due from CNAHC is unsecured, interest-free and is not repayable within one year from the balance sheet date.

	Six months ended 30 June	
	2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited)
G. Compensation of key management personnel of the Group		
Short term employee benefit	2,110	1,907
Post-employment benefit	60	44
Total compensation paid to key management personnel	2,170	1,951

(a) In addition to the above, on 18 October 1997, China National Aviation Company Limited ("CNAC"), a company incorporated in Hong Kong which is 69%-owned by the Company, entered into a licence agreement with China National Aviation Corporation ("CNAC (PRC)") pursuant to which CNAC (PRC) has agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

No royalty charge was levied in respect for the use of the above trademarks during the six months ended 30 June 2005 and the year ended 31 December 2004.

19. **RELATED PARTY TRANSACTIONS** *(Continued)*

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loans arrangements, the overseas lessors and lenders require guarantees to be given by major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and China National Aviation Finance Co., Ltd. ("CNAF") to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

	30 June 2005 **RMB'000** **(Unaudited)**	31 December 2004 RMB'000 (Audited)
CNAHC:		
Finance leases	–	921,000
Bank loans	–	1,455,000
	–	2,376,000
CNAF:		
Finance leases	–	3,976,000
Bank loans	–	761,000
	–	4,737,000
	–	7,113,000

(c) The Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC; the provision of financial services by CNAF; the provision of construction project management services by China National Aviation Construction and Development Company; the subcontracting of charter flight services to CNAHC; the leasing of properties from and to CNAHC; the provision of air ticketing and cargo services; media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd.; the tourism services co-operation agreement with CNAHC; the comprehensive services agreement with CNAHC; and the provision of maintenance and other ground services by China Aircraft Services Limited.

(d) There were no pension payments relating to the Supplementary Pension Benefits of the Group for the six months ended 30 June 2005. All pension payments relating to the Supplementary Pension Benefits of RMB26 million for the six months ended 30 June 2004 were borne by CNAHC.

Apart from the transactions detailed above and elsewhere in the unaudited condensed consolidated interim financial statements, the Group also conducts business with the PRC government and enterprises directly or indirectly owned or controlled by the PRC government but not controlled by CNAHC (collectively "Other State-owned Enterprises"). In the opinion of the directors, since the Group considers itself as a profit-oriented private enterprise when doing business with Other State-owned Enterprises, transactions with Other State-owned Enterprises are not considered as transactions, which require disclosures under the requirements of IAS 24 (revised 2003) *Related Party Disclosures*.

20. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 7 July 2005, the Group has approved an increase of RMB50,000,000 in the share capital of Southwest Air Catering Company Limited ("SWACL"), a 60%-owned jointly-controlled entity of CNAC. The purpose of the increase in share capital is for SWACL's further investment and development. CNAC's share in the additional capital contribution in SWACL of RMB30,000,000 has not been injected as of the date of these unaudited condensed consolidated interim financial statements.

(b) On 21 July 2005, the People's Bank of China announced that the Renminbi exchange rate regime was reformed to a floating exchange rate regime based on market demand and supply with reference to a basket of foreign currencies. As a result, the exchange rate of US dollar against Renminbi was adjusted to RMB8.11 per US dollar effective from the close of business on 21 July 2005. The directors of the Company are of the view that the aforesaid appreciation of Renminbi would not have adverse impact on the operations and financial position of the Group.

(c) On 28 July 2005, CNAC and CNAHG renewed the management service agreement with the same terms under the management service agreement dated 27 August 2003. Pursuant to the renewed management service agreement, CNACG has agreed to provide secretarial, personnel, accounting and general office administrative services to CNAC and its subsidiaries for a period of three years from 1 July 2005 to 30 June 2008 at a monthly fee of HK$500,000 (equivalent to approximately RMB530,000).

(d) Subsequent to 30 June 2005, airlines companies in the PRC, including the Company, have obtained government approval to impose fuel surcharges on domestic routes (not including those flying between Mainland China, Hong Kong and Macau) to deflect a portion of the increasing jet fuel cost, the principal operating cost of airlines. From 1 August 2005 to 31 December 2005, airlines companies in the PRC will collect RMB20 from each passenger travelling less than 800 kilometres and RMB40 from each traveller on flights exceeding that distance.

(e) On 8 August 2005, the Company and Air China Group Import and Export Trading Co. entered into an agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft (formerly known as "Boeing 7E7 aircraft") (the "Boeing Aircraft") from Boeing Company for an aggregate consideration of approximately US$2.16 billion (equivalent to approximately RMB18 billion). The aggregate consideration for the acquisition of the Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft are scheduled to be delivered in stages from mid-2008 to the end of 2010.

21. COMPARATIVE FIGURES

In 2004, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner. Accordingly, certain comparative amounts for the six months ended 30 June 2004 have been reclassified to conform with the presentation of the annual audited financial statements of the Group for the year ended 31 December 2004 and the current period's presentation.

22. APPROVAL OF THE INTERIM FINANCIAL REPORT

These unaudited condensed consolidated interim financial statements were approved and authorised for issue by the Board of directors on 5 September 2005.

Corporate Governance

1. COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the first half of 2005, except for the following deviations:

	Relevant code provision	Deviation and considered reasons or subsequent compliance
1	Code provision A.5.4 requires, among others, the board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") Companies for relevant employees in respect of their dealings in the securities of the issuer.	A code of conduct regarding directors, supervisors, and relevant employees' securities transactions on terms no less exacting than the required standard set out in the Model Code was adopted by the Company on 5 September 2005.
2	Code provision E.1.2 requires, among others, the chairman of the board should attend the annual general meeting.	Our Chairman, Mr. Li Jiaxiang, who is a member of the Chinese government delegation, was required to attend the annual meeting of the International Air Transport Association and was therefore unable to attend the annual general meeting of the Company on 30 May 2005.
3	Code provisions B.1.3 and C.3.3. require for, among others, specific written terms of reference of the remuneration committee and audit committee, respectively.	Written terms of reference of the remuneration committee and audit committee, as required by the relevant Code provisions, were adopted by the Company on 12 April 2005.

2. COMPLIANCE WITH THE MODEL CODE

After having made specific enquiry, the Company confirms that all of its directors and supervisors have complied with the required standard set out in the Model Code contained in Appendix 10 to the Listing Rules throughout the first half of 2005.

On 5 September 2005, the Company adopted its own code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code. The Company's own code also applies to its supervisors and relevant employees.

CNAC, which is a subsidiary of the Company listed in Hong Kong, confirms that all of its directors have complied with the required standard set out in the Model Code throughout the first half of 2005.

Miscellaneous

1. PURCHASE, SALE OR REDEMPTION OF SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company in the first half of 2005.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at 30 June 2005, Mr. Zhang Xianlin, a supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as the above mentioned, none of our directors, supervisors and chief executive has any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), or recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

SIGNIFICANT INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company the interests and short positions of the following persons (other than the Company's directors, supervisors or chief executive) in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO were as follows:

Name of shareholder	Type of interests	Type and number of shares of the Company held	Percentage of the total issued share capital of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	-
CNAHC[1]	Attributable interests	1,380,482,920 non-H foreign shares	14.63%	-	100%	-	-
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.63%	-	100%	-	-
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Wellington Management Company, LLP[3]	Investment manager	153,112,100 H shares	1.62%	-	-	4.75%	-
Temasek Holdings (Private) Limited[4]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Miscellaneous

Note:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited, John Swire & Son's (H.K.) Limited's 51.91% interest in Swire Pacific Limited, John Swire & Sons Limited's 52.86% interest in Swire Pacific Limited and Swire Pacific Limited's 46.48% interest in Cathy Pacific, each of John Swire & Son Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathy Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, we believe the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company, out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

As at June 30, 2005, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of CNAC, required to be kept under Section 336 of the SFO were as follows:

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC[1]	Attributable interest	2,264,628,000	68.4
The Company[2]	Beneficial owner	2,264,628,000	68.4
Best Strikes Limited	Beneficial owner	187,656,000	5.6
On Ling Investments Limited[3]	Attributable interest	322,856,000	9.7
Novel Investments Holdings Limited[3]	Attributable interest	322,856,000	9.7
Novel Enterprises Limited[3]	Attributable interest	322,856,000	9.7
Novel Enterprises (BVI) Limited[3]	Attributable interest	322,856,000	9.7
Novel Credit Limited[3]	Attributable interest	322,856,000	9.7
Novel Holdings (BVI) Limited[3]	Attributable interest	322,856,000	9.7
Westleigh Limited[3]	Attributable interest	322,856,000	9.7

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly, its interests in CNAC duplicate with those interest of the Company.

2. CNACG, CNAC's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

Save as disclosed above, as at 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company, no other person had an interest or short position in the shares and underlying shares of the Company that was required to be recorded in the register maintained pursuant to section 336 of the SFO.

3. INTERIM DIVIDEND

No interim dividend will be paid for the six months ended 30 June 2005. The undistributed profit will be accumulated for a one-off payment by year end. It is currently expected that the distribution ratio will range from 15% to 30% of the distributable profit.

4. REVIEW BY AUDIT COMMITTEE

The audit committee of the Company has reviewed the interim report for the six months ended 30 June 2005 and the Company's interim unaudited condensed consolidated financial statements and the accounting policies and practices adopted by the Group.

Glossary of Technical Terms

CAPACITY MEASUREMENTS

"available seat kilometres" or "ASKs"	the number of seats available for sale multiplied by the kilometres flown
"available freight tonne kilometres" or "AFTKs"	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown
"tonne"	a metric ton, equivalent to 2,204.6 pounds

TRAFFIC MEASUREMENTS

"revenue passenger kilometres" or "RPKs"	the number of revenue passengers carried multiplied by the kilometres flown
"passenger traffic"	measured in RPKs, unless otherwise specified
"revenue freight tonne kilometres" or "RFTKs"	the revenue cargo and mail load in tonnes multiplied by the kilometres flown
"cargo traffic"	measured in RFTKs, unless otherwise specified
"revenue tonne kilometres" or "RTKs"	the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown

YIELD MEASUREMENTS

LOAD FACTORS

"cargo load factor"	RFTKs expressed as a percentage of AFTKs
"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

UTILISATION

"block hours"	each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft

Attachment 4



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

2005 ANNUAL RESULTS ANNOUNCEMENT

GROUP RESULTS

The board of directors (the "Board") of Air China Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2005 with comparative figures for the corresponding year of 2004 as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	**2005** **RMB'000**	2004 *RMB'000*
Air traffic revenue	*4*	**35,300,826**	30,834,822
Other operating revenue	*5*	**2,990,140**	2,685,935
Turnover		**38,290,966**	33,520,757
Operating expenses			
Jet fuel		**(11,777,129)**	(8,353,752)
Take-off, landing and depot charges		**(4,442,585)**	(4,230,349)
Depreciation		**(4,512,680)**	(3,463,252)
Aircraft maintenance, repair and overhaul		**(1,341,773)**	(2,835,648)
Employee compensation costs		**(3,406,825)**	(2,921,322)
Air catering charges		**(1,242,933)**	(1,171,784)
Aircraft and engine operating lease expenses		**(1,530,754)**	(1,071,256)
Other operating lease expenses		**(211,177)**	(187,471)
Other flight operation expenses		**(3,744,977)**	(2,698,234)
Selling and marketing expenses		**(1,775,026)**	(1,387,088)
General and administrative expenses		**(631,291)**	(715,350)
Total operating expenses		**(34,617,150)**	(29,035,506)
Profit from operations	*6*	**3,673,816**	4,485,251

	Note		
Finance revenue	7	1,248,607	79,361
Finance costs	7	(1,773,099)	(1,879,234)
Dilution gains on investments	8	–	410,137
Share of profits less losses from associates		224,930	464,044
Profit before tax		3,374,254	3,559,559
Tax	9	(903,874)	(1,010,864)
Profit for the year		2,470,380	2,548,695
Attributable to			
Equity holders of the parent		2,406,256	2,385,964
Minority interests		64,124	162,731
		2,470,380	2,548,695
Dividend	10		
Interim		–	–
Proposed final		224,793	–
		224,793	–
Earnings per share attributable to equity holders of the parent	11		
Basic		25.5 cents	36.0 cents
Diluted		NA	36.0 cents

CONSOLIDATED BALANCE SHEET

	31 December 2005 *RMB'000*	31 December 2004 *RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment	**47,190,728**	43,441,637
Lease prepayments	**1,072,066**	933,898
Interests in associates	**3,793,957**	4,001,521
Advance payments for aircraft and related equipment	**7,329,322**	2,825,612
Due from CNAHC	**531,813**	631,813
Deposits for aircraft under operating leases	**222,945**	137,583
Available-for-sale investments	**22,266**	21,666
Deferred tax assets	**498,371**	776,084
	60,661,468	52,769,814
CURRENT ASSETS		
Financial assets	**127,659**	–
Trade receivables	**2,764,475**	2,364,816
Inventories	**851,315**	743,288
Prepayments, deposits and other receivables	**762,435**	915,130
Pledged deposits	**176,575**	117,231
Non-pledged deposits with maturity of more than three months when acquired	**97,375**	320,850
Cash and cash equivalents	**2,248,386**	9,413,224
Due from CNAHC	**474,216**	–
Due from other CNAHC group companies	**38,039**	44,916
	7,540,475	13,919,455
TOTAL ASSETS	**68,201,943**	66,689,269
CURRENT LIABILITIES		
Financial liabilities	**(1,791)**	–
Trade payables	**(4,601,364)**	(4,443,608)
Bills payable	**(327,937)**	(362,033)
Other payables and accruals	**(4,168,435)**	(3,920,287)
Provision for major overhauls	**(18,721)**	(28,130)
Air traffic liabilities	**(1,476,619)**	(1,215,770)
Tax payable	**(421,077)**	(186,055)
Obligations under finance leases	**(1,954,873)**	(1,705,146)
Bank and other loans	**(10,401,170)**	(8,806,051)
Due to CNAHC and CNACG	**(133,680)**	(2,256,117)
Due to other CNAHC group companies	**(40,471)**	(49,617)
	(23,546,138)	(22,972,814)
NET CURRENT LIABILITIES	**(16,005,663)**	(9,053,359)
TOTAL ASSETS LESS CURRENT LIABILITIES	**44,655,805**	43,716,455

NON-CURRENT LIABILITIES		
Obligations under finance leases	**(8,078,671)**	(10,576,241)
Bank and other loans	**(12,822,879)**	(12,896,622)
Long-term payables	**(352,880)**	(446,311)
Deferred income	**(1,025,910)**	(1,102,853)
Provision for major overhauls	**(635,718)**	(470,698)
Provision for early retirement benefits obligations	**(189,141)**	(195,188)
	(23,105,199)	(25,687,913)
NET ASSETS	**21,550,606**	18,028,542
Represented by:		
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		
Issued share capital	**9,433,211**	9,050,618
Reserves	**10,659,030**	7,497,637
	20,092,241	16,548,255
MINORITY INTERESTS	**1,458,365**	1,480,287
TOTAL EQUITY	**21,550,606**	18,028,542

1 GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC" or "Mainland China"), as a joint stock limited company as part of the restructuring (the ''Restructuring'') of China National Aviation Holding Company ("CNAHC"), a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC, and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally engage in airline operations and the provision of aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

The principal activities of the Group, joint ventures and associates are airline operations and the provision of airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in Mainland China, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's parent and ultimate holding company is CNAHC.

As CNAHC controlled the Relevant Businesses and the Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results for the year ended 31 December 2004 include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's Directors are of the opinion that the consolidated income statement prepared on this basis presents fairly the consolidated results of the Group as a whole.

2 BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

The principal accounting policies used in the preparation of the consolidated financial statements of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except that the Group has adopted the following new/revised standards mandatory for financial years beginning on or after 1 January 2005.

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained earnings of the current and prior years or to any change in comparatives.

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998), *Property, Plant and Equipment.* There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for the accounting of subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when such actions are performed.

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the year ended 31 December 2005 by approximately RMB899 million. As a result, the profit after tax of the Group for the year ended 31 December 2005 has decreased by approximately RMB604 million.

(ii) Major overhaul costs incurred for the year ended 31 December 2005 of approximately RMB1,639 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the year ended 31 December 2005 decreased by RMB1,639 million. In addition, the Group has derecognised and charged to the income statement for the year ended 31 December 2005 the carrying amount of certain components of approximately RMB430 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the year ended 31 December 2005 has increased by approximately RMB824 million.

(c) IAS 24 (revised 2003) Related Party Disclosures replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

IFRSs and International Financial Reporting Interpretation Committee Interpretations ("IFRIC Interpretations") not yet effective

The Group has not applied the following new and revised IFRSs and IFRIC interpretations that have been issued but are not yet effective in these financial statements:

IAS 1 Amendment	Capital Disclosures
IAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 Amendment	The Fair Value Option
IAS 39 and IFRS 4 Amendments	Financial Guarantee Contracts
IFRS 1 and IFRS 6 Amendments	First-time Adoption of International Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRS 7	Financial instruments: Disclosures
IFRIC – Int 4	Determining whether an Arrangement contains a Lease
IFRIC – Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC – Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

The above standards and interpretations are required to be applied for annual periods beginning on or after 1 January 2006.

The IAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and procedures for managing capital; quantitative data about what the Company regards as capital and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 will replace IAS 32 and has modified the disclosure requirements of IAS 32 relating to financial instruments. The IFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to IAS 39 and IFRS 4 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with IAS 37 and (ii) the amount initially recognised less cumulative amortisation, when appropriate, recognised in accordance with IAS 18.

The IAS 19 Amendment, IAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and the fair value option, IFRSs 1 and 6 Amendments, IFRS 6, IFRIC-Int 4, IFRIC-Int 5 and IFRIC-Int 6 do not apply to the activities of the Group. IFRIC-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

3 SEGMENT INFORMATION

Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 31 December 2004:

For the year ended 31 December 2005:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUE						
Sales to external customers	37,380,669	376,437	320,477	213,383	-	38,290,966
Intersegment sales	-	619,098	-	108,873	(727,971)	-
Total revenue	37,380,669	995,535	320,477	322,256	(727,971)	38,290,966
PROFIT FROM OPERATIONS						
Segment results	3,367,949	772,877	123,679	137,282	(727,971)	3,673,816
Finance revenue	1,231,986	8,512	37	8,072	-	1,248,607
Finance costs	(1,762,481)	(7,504)	(2,320)	(794)	-	(1,773,099)
Share of profits less losses from associates	81,645	(8,628)	148,096	3,817	-	224,930
Profit before tax	2,919,099	765,257	269,492	148,377	(727,971)	3,374,254
Tax						(903,874)
Minority interests						(64,124)
Net profit attributable to equity holders of the parent						2,406,256
ASSETS						
Segment assets	63,703,084	1,046,799	122,474	668,200	(1,630,942)	63,909,615
Interests in associates	3,312,608	18,700	192,084	270,565	-	3,793,957
Unallocated assets						498,371
Total assets						68,201,943
LIABILITIES						
Segment liabilities	(46,191,851)	(489,320)	(404,229)	(775,802)	1,630,942	(46,230,260)
Unallocated liabilities						(421,077)
Total liabilities						(46,651,337)

OTHER INFORMATION						
Capital expenditures – property, plant and equipment	**13,222,058**	**37,219**	**855**	**30,836**	**-**	**13,290,968**
Depreciation of property, plant and equipment	**4,409,021**	**38,381**	**61,303**	**3,975**	**-**	**4,512,680**
Amortisation of lease prepayments	**19,555**	**-**	**-**	**-**	**-**	**19,555**
Increase in fair value of financial assets, net	**(125,868)**	**-**	**-**	**-**	**-**	**(125,868)**
Provision/(write-back of provision) for doubtful debts, net	**14,836**	**118**	**-**	**(231)**	**-**	**14,723**

For the year ended 31 December 2004:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUE						
Sales to external customers	32,766,164	296,775	287,905	169,913	-	33,520,757
Intersegment sales	-	731,589	-	131,299	(862,888)	-
Total revenue	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance revenue	73,943	278	-	5,140	-	79,361
Finance costs	(1,859,139)	(14,819)	(1,978)	(3,298)	-	(1,879,234)
Dilution gains on investments	330,222	-	-	79,915	-	410,137
Share of profits less losses from associates	331,530	(5,083)	130,661	6,936	-	464,044
Profit before tax	3,022,958	805,234	331,816	262,439	(862,888)	3,559,559
Tax						(1,010,864)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	-	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures – property, plant and equipment	6,046,355	32,697	25,912	33,641	-	6,138,605

Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	-	3,463,252
Amortisation of lease prepayments	4,884	-	-	-	-	4,884
Decrease in fair value of financial assets, net	28,000	-	-	-	-	28,000
Provision/(write-back of provision) for doubtful debts, net	(4,483)	2,642	-	853	-	(988)
Provision/(write-back of provision) against inventories, net	12,492	(24,000)	-	-	-	(11,508)

Geographical segments

The following tables present consolidated revenue information by geographical segments for the years ended 31 December 2005 and 31 December 2004.

For the year ended 31 December 2005

	Domestic	**HK/Macau**	**Europe**	**North America**	**Japan/ Korea**	**Asia Pacific, others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE							
Sales to external customers and total revenue	**20,490,055**	**2,269,256**	**5,081,774**	**2,964,247**	**4,250,255**	**3,235,379**	**38,290,966**

For the year ended 31 December 2004

	Domestic	HK/Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE							
Sales to external customers and total revenue	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

4 AIR TRAFFIC REVENUE

Air traffic revenue comprises revenue from the airline operations business and is stated net of business tax. An analysis of air traffic revenue is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Passenger	**31,584,426**	27,665,018
Cargo and mail	**3,716,400**	3,169,804
	35,300,826	30,834,822

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenue	3% of air traffic revenue (all inbound international and Hong Kong and Macau regional flights are exempted from business tax)
Other operating revenue	3% to 5% of other operating revenue

PRC business tax incurred for the years ended 31 December 2005 and 2004, netted against air traffic revenue, amounted to approximately RMB846 million and RMB711 million, respectively.

5 OTHER OPERATING REVENUES

	Group	
	2005	2004
	RMB'000	*RMB'000*
Bellyhold income from a joint venture	**1,496,302**	1,384,457
Aircraft engineering income	**376,437**	296,775
Ground services income	**320,477**	287,905
General aviation income	**155,521**	159,990
Air catering income	**109,591**	118,140
Government grants:		
(i) Recognition of deferred income	**76,943**	70,593
(ii) Fixed cash subsidy	**–**	37,500
(iii) Others	**41,250**	44,853
Service charges on return of unused flight tickets	**97,951**	63,821
Cargo handling service income	**67,822**	49,850
Sale of materials	**11,899**	33,008
Import and export service income	**12,311**	29,767
Training service income	**19,029**	23,761
Aircraft and related equipment lease income	**7,072**	11,516
Gain on disposal of property, plant and equipment, net	**74,474**	–
Others	**123,061**	73,999
	2,990,140	2,685,935

6 PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2005	2004
	RMB'000	*RMB'000*
Repair and maintenance costs	**2,078,382**	3,608,348
Depreciation	**4,512,680**	3,463,252
Amortisation of lease prepayments	**19,555**	4,884
Employee compensation costs	**3,406,825**	2,921,322
Minimum lease payments under operating leases:		
Aircraft and engines	**1,530,754**	1,071,256
Land and buildings	**211,177**	187,471
(Gain)/loss on disposal of property, plant and equipment, net	**(74,474)**	33,872
Loss on derecognition of property, plant and equipment	**430,010**	–
Auditors' remuneration	**11,029**	7,206
Provision/(write-back of provision) for doubtful debts, net	**14,723**	(988)
Write-back of provision against inventories, net	**–**	(11,508)

7 FINANCE REVENUE AND FINANCE COSTS

Finance revenue

	Group 2005 *RMB'000*	2004 *RMB'000*
Exchange gains, net	**918,297**	–
Interest income	**108,481**	33,703
Gains on fuel derivatives, net	**221,661**	41,036
Dividend income from available-for-sale investments	**168**	4,622
	1,248,607	79,361

Finance costs

	Group 2005 *RMB'000*	2004 *RMB'000*
Interest expense	**1,792,408**	1,827,002
Less: Interest capitalised	**(19,309)**	(2,610)
	1,773,099	1,824,392
Exchange losses, net	**–**	54,842
	1,773,099	1,879,234

The interest capitalisation rate represents the cost of capital from raising the related borrowings and is approximately 4.5% (2004: ranging from 5.6% to 5.8%) per annum.

8 DILUTION GAINS ON INVESTMENTS

	Group 2005 *RMB'000*	2004 *RMB'000*
Dilution gain on investment in Air Cargo Business	**–**	330,222
Dilution gains on investments in BACL and SWACL	**–**	79,915
	–	410,137

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group prior to 1 January 2004 in accordance with the basis of presentation as set out in note 1. In 2004, the entire Air Cargo Business was transferred to Air China Cargo Co., Ltd. ("Air China Cargo"), a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of the investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1, a 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and a 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group prior to being transferred out during 2004.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and a 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of China National Aviation Company Limited ("CNAC"), a subsidiary of the Company, for considerations of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited, the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75%, respectively, to 41% and accordingly gains on dilution of investments in BACL and SWACL in aggregate of approximately RMB80 million arose.

9 TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rates on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) was calculated after deducting the amount of income tax payable to CNAHC, which in turn would settle any tax liability on profit arising during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company would settle its tax liability by itself with the respective tax bureau.

In accordance with the PRC Enterprise Income Tax Law and an approval document issued by the relevant tax bureau on 28 November 2005 (the "Approval Document"), Air China Cargo was approved to be subject to a corporate income tax rate of 24% on its taxable income as reported in its statutory financial statements for the year ended 31 December 2005 and was fully exempted from enterprise income tax for the year ended 31 December 2005 and followed by a 3-year 50% reduction in corporate income tax in the period between 1 January 2006 and 31 December 2008. In addition, pursuant to the Approval Document, Air China Cargo has been granted a 4-year local income tax exemption in the period between 1 January 2005 and 31 December 2008 and followed by a 5-year 50% reduction in local income tax in the period between 1 January 2009 and 31 December 2013.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group 2005 *RMB'000*	2004 *RMB'000*
Current income tax		
Current income tax charge		
– Mainland China	**614,313**	398,944
– Hong Kong	**11,848**	4,096
Deferred income tax		
Relating to origination and reversal of temporary differences	**277,713**	607,824
Income tax charge for the year	**903,874**	1,010,864

Share of tax attributable to associates amounting to RMB33,640,000 (2004: RMB96,974,000) is included in the "Share of profit less losses from associates" on the face of the consolidated income statement.

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rates in Mainland China to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group 2005 *RMB'000*	%	2004 *RMB'000*	%
Profit before income tax	**3,374,254**		3,559,559	
At statutory income tax rate of 33%	**1,113,504**	**33.0**	1,174,654	33.0
Profits and losses attributable to associates	**(74,227)**	**(2.2)**	(153,135)	(4.3)
Lower income tax rates of other territories	**(15,024)**	**(0.5)**	(20,455)	(0.6)
Tax exemption	**(49,558)**	**(1.4)**	–	–
Income not subject to tax	**(115,131)**	**(3.4)**	(211,035)	(5.9)
Expenses not deductible for tax purposes	**26,941**	**0.8**	220,835	6.2
Tax losses expired	**12,537**	**0.4**	–	–
Effect on opening deferred income tax assets due to decrease in other territories' income tax rates	**4,832**	**0.1**	–	–
Tax charge at Group's effective income tax rate	**903,874**	**26.8**	1,010,864	28.4

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and joint ventures as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

10. The proposed final dividend of RMB0.2383 per 10 shares for the year ended 31 December 2005 is subject to the approval of the Company's shareholders at the forthcoming annual general meeting (2004: nil).

11. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2005 of approximately RMB2,406,256,000, and the weighted average number of approximately 9,422,728,916 ordinary shares in issue during the year, as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average number of approximately 6,618,795,915 ordinary shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, as adjusted to reflect the new issue of 2,550,618,182 H shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

Diluted earnings per share for the year ended 31 December 2005 has not been disclosed because no diluting events existed during 2005.

The calculation of diluted earnings per share for the year ended 31 December 2004 was based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the weighted average number of 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis are designed to assist the reader in understanding the information provided in this announcement so as to fully comprehend the financial performance of the Group as a whole.

2005 Review

During 2005, along with the rapid growth in demand in the PRC's aviation industry, the Group's operations maintained good momentum throughout the year and the Group achieved continued, steady and well-balanced development. In 2005, the Company and Air China Cargo recorded revenue tonne kilometres of 7.44 billion and carried 27.69 million passengers and cargos and mails of 733,000 tonnes, representing increases of 10.2%, 13.0% and 10.2% from 2004 respectively. The Group's total revenue amounted to RMB38.3 billion in 2005, representing an increase of 14.2% compared with last year. Operating profit was RMB3,674 million, representing a decrease of 18.1% from 2004, mainly due to the significant increase in the cost of jet fuel arising from the soaring international oil prices.

The continual increase in international oil prices presented severe challenges to the aviation and transportation enterprises. In 2005, the cost of jet fuel as a percentage of operating expenses of the Group rose from 28.8% in 2004 to 34.0%, representing an increase of RMB3.423 billion compared with 2004. The Group implemented various measures to mitigate the impact of rising jet fuel prices, such as the enhancement of operation control, promotion of computerised planning system, flight route optimisation, redespatch, purchase of advanced aircraft with lower fuel consumption, and jet fuel hedging transactions. As a result of our measures to reduce costs and increase efficiency, the Group substantially mitigated the impact of rising jet fuel price. In addition, the collection of jet fuel surcharge also relieved pressure on operating costs to a certain extent. The Group's net profit attributable to equity holders for 2005 was RMB2,406 million, representing an increase of 0.9% from last year, which was principally attributable to factors such as the appreciation of Renminbi. The Group continued to maintain its leading position among fellow PRC airlines in terms of profitability.

In 2005, we introduced a new flight route between Hangzhou and Hong Kong and resumed the Lhaza – Chengdu – Hong Kong route. The Group also introduced or resumed 20 domestic routes, such as the Beijing – Ningbo route, bringing the Company's total number of routes to 316 with destinations spanning across 22 countries (regions) and 106 cities. In 2005, 25 new aircrafts were added to the Company's fleet, increasing the number of aircrafts to 176. During the year, the Company also entered into purchase contracts for 35 aircrafts and lease agreements for 17 aircrafts. The scale of the Company's fleet will be expanded further to meet the needs for additional routes and increased flight frequency. The expanded fleet capacity will directly contribute to its service capacity for the 2008 Olympic Games.

As at 31 December 2005, the Company had 18,447 employees and its subsidiaries and joint ventures had 12,145 employees. Employees of the Company receive cash remuneration consisting of salary and other cash subsidies. In addition, in order to provide incentives to the flight crew, the Board of the Company approved the Proposal on the Reform of Remuneration and Benefits System for the Flight Crew on 30 December 2005, which came into effect on 1 March 2006.

Earnings Per Share

In 2005, the Group's earnings per share was RMB25.5 cents, representing a decrease of 29.2% compared with RMB36 cents for 2004. This was mainly due to the initial public offering of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 shares pursuant to the over-allotment option in the beginning of 2005, which increased the weighted average number of shares compared with last year. Details of earnings per share are set out in note 11 to the financial results in this announcement.

Operating Revenue

In 2005, the Group's operating revenue was RMB38,291 billion, representing an increase of 14.2% compared with last year. Increase in the Group's operating revenue was mainly attributable to the rapid growth of air traffic revenue, which increased by 14.5% in 2005. In 2005, the daily utilization of aircraft averaged at 10.4 hours, increased 0.2 hours as compared with 2004.

Revenue Contribution by Business Segments *(RMB'000)*	**2005**	2004	**Change** *(%)*
Airline operations	**37,380,669**	32,766,164	14.1
Engineering services	**376,437**	296,775	26.8
Airport terminal services	**320,477**	287,905	11.3
Others	**213,383**	169,913	25.6
Total operating revenue	**38,290,966**	33,520,757	14.2

The Group's operating revenues principally included air traffic and other operating revenue. Most of our operating revenue was from air traffic revenue, which represented 92.2% of the Group's total revenue in 2005, while the other operating revenue represented only 7.8% of the total operating revenue. Among air traffic revenues in 2005, 89.5% was generated from passenger services and 10.5% was from cargo and mail transport.

The passenger transport income increased by 14.2% to RMB31.58 billion in 2005 from RMB27,67 billion in 2004. It was mainly attributable to the increase in transport capacity, passenger load factor and profitability level. The Company's transport capacity in terms of available seat kilometres increased by 8.9% to 70.66 billion in 2005 from 64.89 billion million in 2004 . The Company's passenger load factor rose to 74.2% in 2005 as compared with 71.9% in 2004. The Company's passenger yield increased by 1.8% to RMB0.57 in 2005 from RMB0.56 in 2004.

Revenue from cargo and mail increased by 17.2% to RMB3,716 million in 2005 from RMB3,170 million in 2004. Such increase was primarily as a result of the improvements in the traffic capacity, cargo and mail load factor and profitability level. Cargo transport capacity in terms of available freight tonne-kilometres increased by 4.5% to 5,063 million in 2005 from 4,843 million in 2004.

The load factor of cargo transport increased to 54.5% in 2005 from 53.3% in 2004. The overall cargo yield increased by 2% to RMB2.03 for each yield tonne kilometre in 2005 from RMB1.99 for each yield tonne kilometre in 2004.

Operating Expenses

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. In 2005, the Group recorded RMB34.617 billion in operating expenses, representing an increase of 19.2% compared with RMB29.036 billion in 2004, primarily as a result of the rising jet fuel costs.

Operating Expenses *(RMB'000)*	**2005**	2004	**Change** *(%)*
Jet fuel	**11,777,129**	8,353,752	41.0
Take-off, landing and depot charges	**4,442,585**	4,230,349	5.0
Depreciation	**4,512,680**	3,463,252	30.3
Aircraft maintenance, repair and overhaul	**1,341,773**	2,835,648	(52.7)
Employee compensation costs	**3,406,825**	2,921,322	16.6
Air catering expenses	**1,242,973**	1,171,784	6.1
Others	**7,893,225**	6,059,399	30.3
Total Operating Expenses	**34,617,150**	29,035,506	19.2

Jet fuel costs increased by 41.0% to RMB11.7 billion in 2005 from RMB8,354 million in 2004 and accounted for 34.0% of operating expenses as compared with 28.8% in 2004. This increase was primarily due to jet fuel price rise and the increased consumption of jet fuel as a result of the increased number of flights operated.

Take-off, landing and depot charges increased by 5% to RMB4,443 million in 2005 from RMB4,230 million in 2004, primarily due to the increased number of flights operated.

Depreciation expenses increased by 30.3% to RMB4,513 million in 2005 from RMB3,463 million in 2004, primarily due to the accounting changes and fleet expansion. Details on the accounting changes are set out in note 2 to the Group's financial results in this announcement.

Aircraft maintenance, repair and overhaul expenses decreased by 52.7% to RMB1,342 million in 2005 from RMB2,836 million in 2004, primarily due to accounting changes. Details on the accounting changes are set out in note 2 to the group's financial results in this announcement.

Employee compensation costs increased by 16.7% to RMB3,407 million in 2005 from RMB2,921 million in 2004, primarily due to the increased flight hours, growth of the number of employee and increased income of employee.

Air catering charges increased by 6.1% to RMB1,243 million in 2005 from RMB1,172 million in 2004, primarily due to an increase in the number of passengers carried.

Other operating expenses, including aircraft and engines operating lease expenses, other flight operation expenses, selling and marketing expenses and general and administrative expenses, increased by 30.3% to RMB7,893 million in 2005 from RMB6,059 million in 2004.

Expenses on operating leases of aircrafts and engines increased from RMB1,071 million in 2004 to RMB1,531 million in 2005, mainly due to the increase in operations with leased aircrafts as well as wet lease of aircrafts from Air Macau Company Limited, Hong Kong Dragon Airlines Limited and Shandong Airlines Company Limited.

Other flight operation expenses increased to RMB3,745 million in 2005 from RMB2,698 million in 2004, primarily due to the adjustments in the accounting policies and the increase in CAAC Infrastructure Development Fund as a result of the increased number of routes.

Selling and marketing expenses increased to RMB1,775 million in 2005 from RMB1,387 million in 2004, primarily due to higher related expenses as a result of increased sales income.

Analysis of Assets

As at 31 December 2005, the Group had total assets of RMB68.2 billion, representing an increase of 2.3% from 31 December 2004. Of the total assets, RMB7,540 million of current assets accounted for 11.1%, while RMB60.66 billion of non-current assets accounted for 88.9%. Among the current assets, cash and cash equivalents were RMB2,248 million, decreasing by 76.1% as compared with 31 December 2004, while trade receivables increased by 16.9% as compared with 31 December 2004 to RMB2,764 million. Among the non-current assets, property, plant and equipment were RMB47.191 billion, representing an increase of 8.6% as compared with 31 December 2004.

Assets Mortgage

As at 31 December 2005, the Group mortgaged certain aircraft with an aggregate carrying value of approximate RMB26.958 billion (compared with RMB28.585 billion as at 31 December 2004) pursuant to certain loan and finance lease agreements. In addition, certain bank deposits of the Group in the sum of approximately RMB177 million (compared with approximately RMB117 million as at 31 December 2004) were pledged against the Group's certain loans and obligations in respect of certain operating leases and financial derivatives.

Debt Structure of the Group
(In RMB'000)

	Bank, other loans and corporate bonds		Obligations under finance leases	
	2005/12/31	2004/12/31	**2005/12/31**	2004/12/31
Within one year	**10,401,170**	8,806,051	**1,954,873**	1,705,146
In the second year	**2,747,158**	3,063,899	**1,949,802**	1,943,630
In the third to fifth years, inclusive	**4,699,654**	6,215,259	**6,071,492**	6,722,448
After five years	**5,376,067**	3,617,464	**57,377**	1,910,163
Total	**23,224,049**	21,702,673	**10,033,544**	12,281,387

A significant portion of the Group's debts will fall due within one year. The Group expects to meet its liabilities with bank loans, internal resources and other resources as they fall due. The Group is not exposed to any insolvency risk for the reasons set out in the sections titled "Liquidity and Capital Resources" and "Objective and Policy of Financial Risk Management".

Gearing Ratio

As at 31 December 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 68.4%, which dropped by 5 percentage points from 73.0% as at 31 December 2004.

Interest Expense

In 2005, interest expense of the Group decreased from RMB1.824 billion in 2004 to RMB1.773 billion, primarily due to the repayment of certain bank loans and decrease in obligations under finance leases.

Interest Cover

In 2005, earnings before finance revenue and finance costs (including interest expense, interest income, exchange gains/losses, net gains on fuel derivatives and dividend income from available-for-sale investments), enterprise income taxes, share of profits less losses of associates, dilution gains on investments and depreciation and amortisation ("EBITDA") as computed under IFRS, divided by interest expense, were 4.62 times, compared with 4.36 times in 2004. The increase in interest cover was attributable to the decrease in interest expense and rise in EBITDA.

Capital Commitments and Contingent Liabilities

As at 31 December 2005, capital commitments of the Group increased substantially from RMB11.832 billion as at 31 December 2004 to approximately RMB38.514 billion, primarily due to commitments in the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 31 December 2005, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. Details of contingent liabilities of the Group will be set out in the Company's 2005 annual report.

Liquidity and Capital Resources

The Group finances its operations through cash inflow from operating activities and bank loans. Like many other airline groups in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2005 and 31 December 2004, net current liabilities of the Group were RMB16 billion and RMB9.053 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, in particular, a RMB7.165 billion decrease in cash and cash equivalents.

In 2005, the Group's net cash inflow from operating activities decreased by 2% to RMB6.048 billion from RMB6.156 billion in 2004. Net cash outflow from investing activities in the same period increased by 151% to RMB12.500 billion from RMB4.979 billion in 2004, primarily due to an increase in prepayment for purchase of aircraft. The Group recorded a net cash outflow in financing activities of RMB0.766 billion, primarily due to the repayment of bank loans and the distributions to shareholders pursuant to the Group's restructuring in 2004. The major sources of finance of the Group are bank loans. As at 31 December 2005, the Group had obtained bank facilities of up to RMB78.570 billion from a number of banks in the PRC.

As at 16 September 2005, the Company successfully issued corporate bonds of RMB3 billion in aggregate. The bonds received overwhelming subscription from investors upon issue and were completely taken up on the first date with more than 10-time oversubscription. Prior to this, on 25 May 2005, the Company has successfully issued short-term commercial papers in the amount of RMB2 billion.

Capital Expenditure

For 2005, the capital expenditure of the Company amounted to RMB10.547 billion. Among the capital expenditure of the Company, total investment in aircraft was RMB9.069 billion, including a prepayment of RMB6.183 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB1.478 billion, which mainly involved the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

The Group intended to fund its capital expenditure with internal generated source of funds, bank loans, corporate bonds and the proceeds from the proposed issue of A shares.

Objective and Policy of Financial Risk Management

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. The Group's strategy for managing its jet fuel price risk aims to provide itself with protection against sudden and significant price increases. Subject to the applicable laws of the PRC, the Group started to engage in fuel hedging transactions in March 2001. The subjects of hedging instruments were mainly Singapore jet fuel and Brent crude oil derivatives that are closely linked to jet fuel. In 2005, the Group applied hedging to 12.3% of the procured jet fuel, and the net gain on jet fuel derivatives was RMB222 million, representing an increase of 440% compared with 2004.

Foreign liabilities constitute a large proportion of the Group's liabilities. As at 31 December 2005, loans denominated in US dollar and Hong Kong dollar were equivalent to RMB11.352 billion and RMB224 million respectively. Appreciation of the Renminbi will benefit the Company with exchange gains. In 2005, the net exchange gains of the Group was RMB918 million (2004: net exchange losses of RMB55 million). The foreign exchange income and expenses of the Group are generally the same. The Group adopted "natural immunity" method to achieve a matching structure of income and expenses by adjusting the proportion of its liabilities in foreign currencies. The Company will continue to avoid exposure to the risk of exchange rate fluctuation by adopting a strategy that matches the income and payment in certain principal currencies.

Information on financial risk management objectives and polices in other aspects of the Group's operations will be set out in the Company's 2005 annual report.

OUTLOOK FOR 2006

2006 will be a year full of opportunities and challenges. The Company will continue to face the severe challenge of oil price hike in the international market. Besides, with the rapid growth in the PRC's aviation industry, the continued deregulation in civil aviation industry to allow investments by different entities, and the shortage in resources such as air route rights, time slots and key technicians, the Company is expected to face more intense market competition. The Company will continue to overcome these unfavourable factors, through taking full advantage of the golden opportunities arising from the 2008 Beijing Olympic Games, maintaining our strategy of building hubs and networks through strategic alliance, optimising of resources allocation and actively developing external cooperation such as code sharing arrangement and aviation alliance. Moreover, the Company will continue to promote organisational transformation, expand its service network and streamline its operation flow. The Company plans to establish an objective appraisal and performance management system to enhance its overall management standard; further improve corporate governance, strengthen the function of special committees; continue to strengthen decision-making function and improve enforceability of decisions, pay attention to risk control and the construction of internal control system, aiming to position itself as a highly recognised and most valuable and profitable airline in the PRC with international competitive strength.

SHARE CAPITAL

1. Share Capital Structure Information

The Company issued 2,805,680,000 H shares in 2004 (including 255,061,818 H shares sold by selling shareholders). In January 2005, upon the exercise of the over-allotment options granted to international underwriters, the Company issued 420,852,000 H shares, consisting of 382,592,727 new shares, 29,749,686 H shares converted from state legal person shares and 8,509,587 H shares converted from non-H foreign shares. As at 31 December 2005, the total share capital of the Company consisted of 9,433,210,909 shares with a par value of RMB1.00 each. The following table sets out the share structure of the Company as of 31 December 2005:

Category of Shares	Number of shares	Percentage of the total share capital
State legal person	4,826,195,989	51.16%
Non-H Foreign Shares	1,380,482,920	14.64%
H Shares	3,226,532,000	34.20%
	9,433,210,909	100.00%

2. Substantial Shareholders

As at 31 December 2005, to the knowledge of the directors (the "Directors"), supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the Securities and Futures Ordinance (the "SFO"), or who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) *Substantial interests in the Company*

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	-
CNAHC [1]	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Temasek Holdings (Private) Limited [3]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at 31 December 2005:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

3. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company, out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

4. Pursuant to the notification filed by HSBC on 18 January 2006, HSBC Halbis Partners (Hong Kong) Limited was interested in 163,840,000 H shares of the Company, accounting for 5.08% of the total issued H shares of the Company.

3. Disclosure of Interests of Directors and Supervisors

As at 31 December 2005, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at 31 December 2005, none of the Directors, supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers. For this purpose the relevant provisions of the SFO will be interpreted as if they applied to the Company's supervisors.

None of the Directors or supervisors of the Company and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31 December 2005, neither the Company nor any of it subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the year of 2005, except for the following deviations:

Relevant code provision	Deviation and considered reasons and or subsequent compliance
1. Code provision A.5.4 requires, among others, the board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") for relevant employees in respect of their dealings in the securities of the issuer.	A code of conduct regarding directors, supervisors, and relevant employees' securities transactions on terms no less exacting than the required standard set out in the Model Code was adopted by the Company on 5 September 2005.
2. Code provision E.1.2 requires, among others, the chairman of the board should attend the annual general meeting.	Our Chairman, Mr. Li Jiaxiang, who is a member of the Chinese government delegation, was required to attend the annual meeting of the International Air Transport Association and was therefore unable to attend the annual general meeting of the Company on 30 May 2005.
3. Code provisions B.1.3 and C.3.3. require for, among others, specific written terms of reference of the remuneration committee and audit committee, respectively.	The Company, as required by the relevant Code provisions, adopted written terms of reference of the remuneration committee and audit committee, on 12 April 2005.
4. Code provision A.1.3 requires, among other things, notice of at least 14 days should be given of a regular board meeting.	Meetings of the Board of the Company are convened by a 10-day notice served to all directors. The reason behind the Board's practice is that a 10-day notice served to the directors is deemed sufficient pursuant to the laws of the PRC. Article 98 of the acticles of association of the Company has been amended so that a notice of at least 14 days must be serviced to all directors before a meeting of the Board, except for extraordinary meeting. The amendment to the articles of association of the Company has been approved by the extraordinary general meeting held on 28 March 2006 and will become effective upon approval by the relevant authorities.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Having made enquiry to all directors of the Company, all directors have confirmed that they have complied with the Model Code throughout the period from 1 January 2005 to 31 December 2005.

DIVIDENDS

Pursuant to a resolution passed at the Directors' meeting on 18 April 2006, a final dividend equivalent to RMB0.2383 per 10 shares totaling approximately RMB225 million for the year ended 31 December 2005 was proposed for shareholders' approval at the annual general meeting.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any preemptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

Each of the Directors has entered into a service contract with the Company for a term of three years from 30 September 2004 other than Mr. Fan Cheng, whose service contract has a term of three years from 18 October 2004, and the service contract is thereafter subject to termination by either party giving written notice to the other party.

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

ANNUAL REPORT

The Annual Report for the year ended 31 December 2005 containing all information required by Appendix 16 of the Listing Rules will be despatched to shareholders and will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.airchina.com.cn) in due course.

FORWARD-LOOKING STATEMENT

We would like to caution readers of this announcement that the airline operations are substantially influenced by global political and economical developments. Accidental and unexpected incidents may have a material impact on our operations or the industry as a whole. This 2005 Annual Results Announcement of the Group contains, inter alia, certain forward-looking statements, such as forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to some uncertainties and risks.

AUDIT COMMITTEE

The annual results of the Company have been reviewed by the audit committee of the Board of Directors of the Company.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman of the Board

Beijing, PRC, 18 April 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 5

Investor

Investment Service Centre

Listed Companies Information

AIR CHINA<00753> - Results Announcement

Air China Limited announced on 18/04/2006:
(stock code: 00753)
Year end date: 31/12/2005
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2005 to 31/12/2005 ('000)	(Audited) Last Corresponding Period from 01/01/2004 to 31/12/2004 ('000)
Turnover	:	38,290,966	33,520,757
Profit/(Loss) from Operations	:	3,673,816	4,485,251
Finance cost	:	(1,773,099)	(1,879,234)
Share of Profit/(Loss) of Associates	:	224,930	464,044
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	2,406,256	2,385,964
% Change over Last Period	:	+0.9 %	
EPS/(LPS)-Basic (in dollars)	:	0.255	0.360
-Diluted (in dollars)	:	N/A	0.360
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	2,406,256	2,385,964
Final Dividend per Share	:	RMB 2.383 cents	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	13/05/2006	to 12/06/2006 bdi.
Payable Date	:	30/06/2006	
B/C Dates for Annual General Meeting	:	13/05/2006	to 12/06/2006 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2005 of approximately RMB2,406,256,000, and the weighted average number of approximately 9,422,728,916 ordinary shares in issue during the year, as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over -allotment options granted to international underwriters to subscribe for

the Company's H shares during the year.

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average number of approximately 6,618,795,915 ordinary shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, as adjusted to reflect the new issue of 2,550,618,182 H shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

Diluted earnings per share for the year ended 31 December 2005 has not been disclosed because no diluting events existed during 2005.

The calculation of diluted earnings per share for the year ended 31 December 2004 was based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the weighted average number of 6,618,795,915 ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

2. COMPARATIVE FIGURES

The following comparative figures have been reclassified to conform with the current year's presentation of the Group's consolidated income statement:

Nature of item	2004 Classification	2005 Classification	RMB'000
Share of tax attributable to associates	Tax	Share of profits less losses from associates	96,974
Finance revenue (which includes interest income, net gains on fuel derivatives and dividend income from available-for-sale investments)	Finance costs	Finance revenue	79,361
			=======

The Directors are of the view that the above changes would result in a more appropriate presentation of the Group's financial statements and better reflect the Group's operating results.

Attachment 6



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

The board of directors (the "Board") of Air China Limited (the "Company") announced the unaudited interim results of the Company, its subsidiaries and joint ventures (collectively, the "Group") for the six months ended 30 June 2005, with comparative figures for the corresponding period of last year, as follows:

FINANCIAL INFORMATION

Condensed consolidated income statement
For the six months ended 30 June 2005

	Notes	Six months ended 30 June 2005 *RMB'000* (Unaudited)	2004 *RMB'000* (Audited) (Restated)
Air traffic revenues	*3*	**15,602,712**	13,536,832
Other operating revenues	*4*	**1,335,820**	1,236,527
Turnover		**16,938,532**	14,773,359
Operating expenses			
Jet fuel		**(5,061,760)**	(3,612,602)
Take-off, landing and depot charges		**(2,172,296)**	(2,042,489)
Depreciation		**(2,456,709)**	(1,676,308)
Aircraft maintenance, repair and overhaul		**(548,508)**	(1,239,339)
Employee compensation costs		**(1,413,632)**	(1,263,777)
Air catering charges		**(610,343)**	(532,535)
Aircraft and jet engines operating lease expenses		**(637,757)**	(490,511)
Other operating lease expenses		**(118,011)**	(87,248)
Other flight operation expenses		**(1,572,899)**	(1,130,826)
Selling and marketing expenses		**(692,452)**	(658,412)
General and administrative expenses		**(256,820)**	(248,570)
Total operating expenses		**(15,541,187)**	(12,982,617)
Profit from operations	*8*	**1,397,345**	1,790,742
Finance costs	*5*	**(635,925)**	(788,561)
Share of profits less losses from associates		**151,301**	191,056
Profit before tax		**912,721**	1,193,237
Tax	*6*	**(270,329)**	(358,802)
Profit for the period		**642,392**	834,435
Attributable to:			
Equity holders of the parent		**591,253**	788,352
Minority interests		**51,139**	46,083
		642,392	834,435
Earnings per share – Basic	*7*	**6.3 cents**	12.1 cents
– Diluted	*7*	**–**	–

Condensed consolidated balance sheet
As at 30 June 2005

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
NON-CURRENT ASSETS		
Property, plant and equipment	**43,249,405**	43,441,637
Lease prepayments	**918,719**	933,898
Interests in associates	**3,883,988**	4,001,521
Advance payments for aircraft and related equipment	**2,113,727**	632,154
Due from CNAHC	**581,813**	631,813
Deposits for aircraft under operating leases	**154,387**	137,583
Other investments	**21,666**	21,666
Deferred tax assets	**560,563**	776,084
	51,484,268	50,576,356
CURRENT ASSETS		
Financial assets	**71,055**	–
Trade receivables	**2,631,351**	2,364,816
Inventories	**820,881**	743,288
Prepayments, deposits and other receivables	**4,374,174**	3,108,588
Due from other CNAHC group companies	**28,839**	44,916
Pledged deposits	**164,323**	117,231
Cash and cash equivalents	**7,220,306**	9,734,074
	15,310,929	16,112,913
TOTAL ASSETS	**66,795,197**	66,689,269
CURRENT LIABILITIES		
Trade payables	**5,059,258**	4,443,608
Bills payable	**818,344**	362,033
Other payables and accruals	**4,551,359**	3,920,287
Provision for major overhauls	**23,767**	28,130
Air traffic liabilities	**1,372,271**	1,215,770
Tax payable	**65,581**	186,055
Obligations under finance leases	**2,047,703**	1,705,146
Bank and other loans	**9,219,576**	8,806,051
Due to shareholders	**967,835**	2,256,117
Due to other CNAHC group companies	**29,561**	49,617
	24,155,255	22,972,814
NET CURRENT LIABILITIES	**8,844,326**	6,859,901
TOTAL ASSETS LESS CURRENT LIABILITIES	**42,639,942**	43,716,455
NON-CURRENT LIABILITIES		
Obligations under finance leases	**9,179,897**	10,576,241
Bank and other loans	**11,441,276**	12,896,622
Long-term payables	**376,078**	446,311
Deferred income	**1,064,381**	1,102,853
Provision for major overhauls	**600,244**	470,698
Provision for early retirement benefits obligations	**192,297**	195,188
	22,854,173	25,687,913
NET ASSETS	**19,785,769**	18,028,542
Represented by:		
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		
Issued share capital	**9,433,211**	9,050,618
Reserves	**8,876,393**	7,497,637
	18,309,604	16,548,255
MINORITY INTERESTS	**1,476,165**	1,480,287
TOTAL EQUITY	**19,785,769**	18,028,542

Notes:

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of China National Aviation Holding Company ("CNAHC"), a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(i) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(ii) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results for the six months ended 30 June 2004 include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's directors are of the opinion that the condensed consolidated income statement prepared on this basis presents fairly the consolidated results of the Group as a whole.

The unaudited condensed consolidated income statement and balance sheet of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. In particular, the unaudited condensed consolidated income statement and balance sheet of the Group comply with IAS 34 *Interim Financial Reporting* and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

The unaudited condensed consolidated income statement and balance sheet of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

The principal accounting policies used in the preparation of the unaudited condensed consolidated income statement and balance sheet of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except for the following standards which have taken effect as at 1 January 2005:

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained profits of the current and prior periods or to any change in comparatives.

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998) *Property, Plant and Equipment.* There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when performed.

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the six months ended 30 June 2005 by approximately RMB595 million. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has decreased by approximately RMB399 million.

(ii) Major overhaul costs incurred for the six months ended 30 June 2005 of approximately RMB1,243 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the six months ended 30 June 2005 decreased by RMB1,243 million. In addition, the Group has derecognised and charged to the income statement for the six months ended 30 June 2005 the carrying amount of certain components of approximately RMB222 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has increased by approximately RMB684 million.

(c) IAS 24 (revised 2003) *Related Party Disclosures* replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

2. SEGMENT INFORMATION

Business segments

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2005 is as follows:

	Airline operations *RMB'000* (Unaudited)	Engineering services *RMB'000* (Unaudited)	Airport terminal services *RMB'000* (Unaudited)	Others *RMB'000* (Unaudited)	Eliminations *RMB'000* (Unaudited)	Total *RMB'000* (Unaudited)
REVENUES						
Sales to external customers	16,569,472	131,518	131,484	106,058	-	16,938,532
Intersegment sales	-	407,386	-	86,140	(493,526)	-
Total revenues	16,569,472	538,904	131,484	192,198	(493,526)	16,938,532
PROFIT FROM OPERATIONS						
Segment results	1,213,647	96,697	61,945	25,056	-	1,397,345

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2004 is as follows:

	Airline operations *RMB'000* (Audited) (Restated)	Engineering services *RMB'000* (Audited) (Restated)	Airport terminal services *RMB'000* (Audited) (Restated)	Others *RMB'000* (Audited) (Restated)	Eliminations *RMB'000* (Audited) (Restated)	Total *RMB'000* (Audited) (Restated)
REVENUES						
Sales to external customers	14,410,881	128,798	109,381	124,299	-	14,773,359
Intersegment sales	-	314,367	-	70,319	(384,686)	-
Total revenues	14,410,881	443,165	109,381	194,618	(384,686)	14,773,359
PROFIT FROM OPERATIONS						
Segment results	1,670,086	41,585	53,444	25,627	-	1,790,742

Geographical segments

The following tables present consolidated revenue information by geographical segments for the periods ended 30 June 2005 and 30 June 2004:

For the period ended 30 June 2005	Domestic *RMB'000* (Unaudited)	HK/Macau *RMB'000* (Unaudited)	Europe *RMB'000* (Unaudited)	North America *RMB'000* (Unaudited)	Japan/ Korea *RMB'000* (Unaudited)	Asia Pacific, others *RMB'000* (Unaudited)	Total *RMB'000* (Unaudited)
REVENUES							
Sales to external customers and total revenues	8,521,194	1,165,547	2,321,126	1,326,233	2,047,609	1,556,823	16,938,532

For the period ended 30 June 2004	Domestic *RMB'000* (Audited) (Restated)	HK/Macau *RMB'000* (Audited) (Restated)	Europe *RMB'000* (Audited) (Restated)	North America *RMB'000* (Audited) (Restated)	Japan/ Korea *RMB'000* (Audited) (Restated)	Asia Pacific, others *RMB'000* (Audited) (Restated)	Total *RMB'000* (Audited) (Restated)
REVENUES							
Sales to external customers and total revenues	7,820,767	843,209	1,834,105	1,214,476	1,576,652	1,484,150	14,773,359

3. AIR TRAFFIC REVENUES

Air traffic revenues comprise revenues from the airline operations business and are stated net of business tax. An analysis of air traffic revenues is as follows:

	Six months ended 30 June 2005 *RMB'000* (Unaudited)	2004 *RMB'000* (Audited) (Restated)
Passenger	**13,927,279**	12,151,881
Cargo and mail	**1,675,433**	1,384,951
	15,602,712	13,536,832

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureau at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the six months ended 30 June 2004 and 2005, netted against air traffic revenues, amounted to approximately RMB350 million (audited and restated) and RMB372 million (unaudited), respectively.

4. OTHER OPERATING REVENUES

	Six months ended 30 June 2005 *RMB'000* (Unaudited)	2004 *RMB'000* (Audited) (Restated)
Bellyhold income	**711,910**	670,145
Aircraft engineering income	**131,518**	128,798
Ground services income	**131,484**	109,381
General aviation income	**94,522**	87,225
Air catering income	**65,539**	64,945
Government grants:		
(i) Recognition of deferred income	**38,472**	28,947
(ii) Fixed cash subsidy	**–**	25,000
(iii) Others	**9,676**	771
Service charges on return of unused flight tickets	**34,502**	29,835
Cargo handling service income	**33,005**	20,319
Sale of materials	**5,839**	2,300
Import and export service income	**5,974**	13,099
Training service income	**9,832**	9,937
Aircraft and related equipment lease income	**14,834**	4,670
Gain on disposal of property, plant and equipment	**170**	–
Others	**48,543**	41,155
	1,335,820	1,236,527

5. FINANCE COSTS

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
	(Unaudited)	(Audited)
		(Restated)
Interest expense	**903,392**	917,080
Less: Interest capitalised	**–**	(2,610)
	903,392	914,470
Less: Interest income	**(37,006)**	(6,032)
Exchange gains, net	**(175,459)**	(43,107)
Gain on fuel derivatives, net	**(55,002)**	(76,641)
Dividend income on long-term investment	**–**	(129)
	635,925	788,561

The interest capitalisation rate represented the cost of capital from raising the related borrowings and ranged from 5.58% to 5.76% per annum.

6. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
	(Unaudited)	(Audited)
		(Restated)
Current income tax:		
Mainland China	**50,204**	11,034
Hong Kong	**4,604**	1,118
Deferred income tax:		
Relating to origination and reversal of temporary differences	**215,521**	346,650
Total income tax charge for the period	**270,329**	358,802

Share of tax attributable to associates amounting to RMB20,746,000 (2004: RMB32,636,000) is included in "Share of profits less losses from associates" on the face of the unaudited condensed consolidated income statement.

7. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2005 of approximately RMB591,253,000, and the weighted average of approximately 9,412,073,189 shares in issue during the period as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2004 of approximately RMB788,352,000, and the number of shares in issue during the period on the assumption that the 6,500,000,000 shares issued as at 30 September 2004, the date of incorporation of the Company, had been in issue throughout the period.

Diluted earnings per share for the six months ended 30 June 2005 and 30 June 2004 has not been calculated because no diluting events existed during these periods.

8. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
	(Unaudited)	(Audited)
		(Restated)
Loss on disposal of property, plant and equipment	**222,000**	15,948
Amortisation of lease prepayments	**9,780**	111

9. COMPARATIVE FIGURES

In 2004, the Company has reclassified its interest in Air China Cargo Co., Ltd. ("Air China Cargo") from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner. Accordingly, certain comparative amounts for the six months ended 30 June 2004 have been reclassified to conform with the presentation of the annual audited financial statements of the Group for the year ended 31 December 2004 and the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITIONS

Overview

During the first half of 2005, the Company maintained its leading position in the aviation market in China while sustaining a strong and steady growth. For the six months ended 30 June 2005, the Company operated a total of 100,489 flights (including all flights operated by Air China Cargo, a 51%-owned joint venture of the Company), serving 72 domestic and 36 international and regional destinations. We offered an average of 3,811 scheduled passenger flights and 34 scheduled cargo flights weekly. The fleet of the Company continued to expand. In the first half of the year, a total of 9 aircraft were introduced into the fleet. As at 30 June 2005, we (including Air China Cargo) operated a fleet of 160 aircraft, including 127 Boeing aircraft, 28 Airbus aircraft, 3 CRJ-200 Bombardiers and 2 business jets.

For the first half of 2005, the Chinese economy and the aviation market continued to grow, thereby maintained the growth in the demand for airline services. However, the sharp increase in jet fuel costs and seasonal fluctuations of air travel exerted relatively substantial pressure on operations in the aviation industry. The rising jet fuel price increased the operating costs of the Group. Without compromising flight safety, the Group has adopted various measures to improve cost controls and efficiency.

For the six months ended 30 June 2005, the Group's profit from operations was RMB1,397 million, a decrease of 22.0% compared to the corresponding period in 2004. Net profit attributable to equity holders of the parent amounted to RMB591 million, representing a decrease of 25.0% compared to the corresponding period in 2004. The decreases in profit from operations and net profit attributable to equity holders of the parent were mainly due to the rising jet fuel price.

The consolidated income statement includes the operating results of all associates of the Group. For the six months ended 30 June 2005, share of profits less losses from associates was RMB151 million, representing a decrease of 20.8% from the corresponding period last year, primarily due to the decrease in profits from two associates, namely Dragon Airlines Limited and Shenzhen Airlines.

For the six months ended 30 June 2005, the Group's interim earnings per share was RMB0.06, a decrease of 47.9% compared to the corresponding period in 2004. This was mainly due to a 25.0% decrease in the net profit attributable to equity holders of the parent compared to the same period in 2004 and the initial public offer of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 additional shares in the beginning of 2005, which increased the weighted average number of shares compared to the corresponding period last year.

As at 30 June 2005, the Company had 18,289 employees and its subsidiaries and joint ventures had 10,026 employees. For the six months ended 30 June 2005, the Company has put in place a comprehensive training programme. Under the programme, expert technicians received special operational trainings, while management of various departments at the deputy general manager level or above also received training in rotation. In addition, relevant training programmes were also arranged for other staff.

Operating Revenues

For the six months ended 30 June 2005, the Group's operating revenue was RMB16.939 billion, representing an increase of 14.7% compared to the corresponding period last year. Most of our operating revenues were generated from air traffic businesses. In the first half of 2005, air traffic revenues accounted for 92.1% of operating revenues. Among this, revenues from passenger services and from cargo and mail services accounted for 82.2% and 9.9% of operating revenues respectively.

During the first six months of 2005, revenues from passenger services were RMB13.927 billion, representing an increase of 14.6% compared to the corresponding period last year. The capacity of passenger traffic in available seat kilometres ("ASKs") was 33.245 billion kilometres, representing an increase of 7.9% compared to the corresponding period last year. Passenger load factor was 71.9%, representing an increase of 3.3 percentage points compared to the corresponding period last year. Revenues from passenger services of the Group were subject to the seasonality of the aviation industry in the PRC. The peak season of the aviation industry falls between July and October each year with the highest demand for passenger services during that period. As such, the Group's revenue from passenger services in the first half of the year is generally lower than that in the second half.

During the first six months of 2005, revenues from cargo and mail services were RMB1.675 billion, representing an increase of 21.0% compared to the corresponding period last year. Cargo transport capacity in available freight tonne-kilometres ("AFTKs") was 2.391 billion tonnes kilometres (including entire cargo transport capacity in AFTKs of Air China Cargo), representing an increase of 3.2% compared to the corresponding period last year. The cargo and mail load factor was 53.5%, representing an increase of 0.6 percentage point

compared to the corresponding period last year. During the first six months of 2005, the daily utilization of aircraft was 10.2 hours, representing an increase of 0.1 hour compared to the corresponding period last year. The load factor was 63.5%, representing an increase of 2.3 percentage points from the corresponding period last year.

Operating Expenses

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. For the six months ended 30 June 2005, the Group recorded an increase in operating expenses of RMB2.559 billion compared to the same period in 2004, primarily as a result of the rising jet fuel costs and depreciation charge. The rise in jet fuel costs was attributable to the increased fuel consumption and the substantial increase in jet fuel prices. Among the operating expenses, jet fuel costs accounted for RMB5.062 billion, representing an increase of RMB1.449 billion from the corresponding period last year. Jet fuel costs as a percentage of operating expenses increased from 27.8% for the corresponding period last year to 32.6% for the six months ended 30 June 2005. The Group endeavoured to take measures to conserve fuel and enhance efficiency. Through reducing fuel consumption and jet fuel hedging, the Group has successfully achieved a cost savings of RMB93.53 million. In addition, the collection of fuel surcharge also helped to relieve the pressure of rising jet fuel costs.

Depreciation charges increased due to the adoption of the revised treatment of IAS 16 *Property, Plant and Equipment* and fleet expansion. The decrease in aircraft maintenance, repair and overhaul expenses primarily arose from the adoption of the revised treatment of IAS 16. Details on the accounting policies and revised treatment of IAS 16 are set out in note 1 to the the section headed "Financial Information" in this announcement.

Liquidity and Capital Resources

The Group finances its working capital needs through cash inflows from operating activities and bank loans. Like many other airlines in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2004 and 30 June 2005, net current liabilities of the Group were RMB6.860 billion and RMB8.844 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, particularly a RMB2.514 billion decrease in cash and cash equivalents, coupled with an increase in current liabilities.

As at 31 December 2004 and 30 June 2005, the short term loans of the Group were RMB8.806 billion and RMB9.220 billion respectively, while the long-term loans were RMB12.897 billion and RMB11.441 billion respectively. As of 31 December 2004 and 30 June 2005, our short-term obligations under finance leases were RMB1.705 billion and RMB2.048 billion, respectively, while our long-term obligations under finance leases were RMB10.576 billion and RMB9.180 billion, respectively. The Company has sufficient liquidity and expects to meet its liabilities by internal resources, bank loans and other resources as they fall due.

Gearing Ratio

As at 30 June 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 70.4%, dropped by 2.6 percentage points, from 73.0% as at 31 December 2004.

Asset Mortgage

As at 30 June 2005, the Group mortgaged certain aircraft with an aggregate carrying amount of approximately RMB27.081 billion (compared to RMB28.585 billion as at 31 December 2004) pursuant to certain loan and lease agreements.
As at 30 June 2005, certain of the Group's bank deposits in the amount of approximately RMB165 million (compared to RMB117 million as at 31 December 2004) were pledged against the Group's bank and other loans, and obligations in respect of certain operating leases and financial derivatives.

Hedging Instruments

Pursuant to approval by the board of directors, the Company engaged in jet fuel forward contracts to hedge its fuel exposure. The hedging position in oil and oil-derivative products held by the Company in 2005 was restricted to a maximum of 30% of its jet fuel consumption. As of 30 June 2005, the total jet fuel hedging position of the Company was equivalent to 4.5% of its jet fuel consumption in the first half of the year.

Capital Expenditure

During the six months ended 30 June 2005, the capital expenditure of the Company amounted to RMB3.792 billion. The Company's total investment in aircraft was RMB3.362 billion, including a prepayment of RMB2.682 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB430 million, which mainly involve the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

Capital Commitments and Contingent Liabilities

As at 30 June 2005, the Group had capital commitments of approximately RMB23.149 billion, primarily for the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 30 June 2005, the Group committed to make a capital contribution of approximately RMB372 million (US$45 million) to a joint venture.

As at 30 June 2005, the Company is one of the defendants in a lawsuit pending in the San Francisco Superior Court filed by Environmental World Watch Inc. ("EWW"). The complaint alleges that the Company and certain other commercial airlines operating in California have violated the California Safe Drinking Water and Toxic Enforcement Act (Health and Safety Code Section 25249.5). EWW alleges that the Company and these other airlines caused environmental exposure and occupational exposure from aircraft emissions without providing warnings required by the statue. Up to the date of this announcement, the Company has not been served with the complaint by EWW and, therefore, has not been required to appear in the court to defend against the allegation. The status of the proceedings is still preliminary and, therefore, the directors are of the view that it is not possible to estimate the eventual outcome of the claim with reasonable certainty at this stage. The directors are of the opinion that, based on advice from the Company's lawyers in the United States, even if the Company is served with the complaint and is therefore required to appear in the court, it would appear to have valid defense against this litigation and, accordingly, the directors consider that no provision for this complaint is needed.

Save as disclosed above, there have been no material adverse changes in the contingent liabilities of the Group since 31 December 2004.

Outlook for 2005

The Company has set its mission whereby it will strive to become one of the most recognised mainstream airlines in the PRC, as well as being the leading airlines company in terms of value, profitability and international competitiveness. Despite the surge of jet fuel prices, the aviation industry in China maintains its rapid growth and the Company expects to sustain its profitability. The Company will continue to invest in its operations in order to leverage on economies of scale to enhance its profits, focus on its strategy of differentiating from its competitors and to maximise return for its shareholders and the value of the Company.

Disclosure required by the Hong Kong Stock Exchange Listing Rules

In compliance with paragraph 46 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save as disclosed herein, there has been no material change in the existing information regarding the Company in relation to those matters set out in paragraph 46(3) of Appendix 16 to the Hong Kong Stock Exchange Listing Rules from the information in relation to the matters disclosed in the 2004 Annual Report of the Company.

INTERIM DIVIDEND

No interim dividend will be paid for the six months ended 30 June 2005. The undistributed profit will be accumulated for a one-off payment by year end. It is currently expected that the distribution ratio will range from 15% to 30% of the distributable profit.

REPURCAHSE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company in the first half of 2005.

CORPORATE GOVERNANCE

So far as the Board is aware, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited throughout the first half of 2005, except for the following deviations:

	Relevant code provision	Deviation and considered reasons or subsequent compliance
1	Code provision A.5.4 requires, among others, the board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") Companies for relevant employees in respect of their dealings in the securities of the issuer.	A code of conduct regarding directors, supervisors, and relevant employees' securities transactions on terms no less exacting than the required standard set out in the Model Code was adopted by the Company on 5 September 2005.

2	Code provision E.1.2 requires, among others, the chairman of the board should attend the annual general meeting.	Our Chairman, Mr. Li Jiaxiang, who is a member of the Chinese government delegation, was required to attend the annual meeting of the International Air Transport Association and was therefore unable to attend the annual general meeting of the Company on 30 May 2005.
3	Code provisions B.1.3 and C.3.3. require for, among others, specific written terms of reference of the remuneration committee and audit committee, respectively.	Written terms of reference of the remuneration committee and audit committee, as required by the relevant Code provisions, were adopted by the Company on 12 April 2005.

MATERIAL EVENTS

On 7 January 2005, the International Underwriters exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004, involving the over-allocation of shares (equivalent to approximately 15% of the H shares of the Company (the "H Shares") initially offered under the global offering of the H Shares) solely for satisfying the over-allocation in the international offering. The Company issued and allotted, and CNAHC and China National Aviation Corporation (Group) Limited ("CNACG") offered, 382,592,727, 29,749,686 and 8,509,587 over-allotment shares respectively, in each case at HK$2.98 per H Share (being the offer price per H Share under the international offering, exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee). The net proceeds of approximately HK$1.1 billion (net of various costs, which mainly comprise underwriting commission, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) from the issue of 382,592,727 over-allotment shares will be used by the Company for the acquisition of various aircraft and repayment of liabilities due within one year.

On 26 January 2005, the Company and Air China Group Import and Export Trading Company Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations, such as Lhasa.

On 25 May 2005, the Company obtained confirmation from the People's Bank of China regarding a proposed issue of short-term commercial papers. The Company issued short-term commercial papers totalling RMB2 billion, which were listed and traded on the inter-bank debenture markets. The proceeds from the issue of short-term commercial papers will be applied as working capital.

On 30 May 2005, at the Annual General Meeting for the year ended 31 December 2004, Mr. David Muir Turnbull was elected a director of the Company.

POST BALANCE SHEET EVENTS

Subsequent to 30 June 2005, domestic airlines within China, including the Company, were permitted to levy fuel surcharges for domestic routes (excluding routes between Mainland China and Hong Kong and Macau) to partially offset the rise in jet fuel costs. For the period between 1 August 2005 to 31 December 2005, domestic airlines are permitted to levy fuel surcharges of RMB20 and RMB40 per person for passengers travelling a flight distance of below and over 800 km respectively.

Since 5 July 2005, Mr. Zheng Baoan has been appointed in place of Mr. Fan Cheng as a new joint company secretary of the Company. This change of joint company secretary has been approved by the Board of the Company and was disclosed in an announcement dated 11 July 2005.

On 8 August 2005, the Company and the Boeing Company entered into an agreement in respect of the purchase of 15 Boeing 787 aircraft, which has been disclosed in a public announcement. The transaction has been approved by the Board and CNAHC, the controlling shareholder of the Company. A circular in this regard has been despatched to the shareholders on 30 August 2005.

On 21 July 2005, the People's Bank of China announced the introduction of a regulated, managed floating exchange rate system in the PRC based on market supply and demand and with reference to a basket of currencies. Removal of the peg to the US dollar allowed more flexibility for the exchange rate system of the Renminbi. On 21 July 2005, the exchange rate between the US dollar and Renminbi was adjusted to US$1 to RMB8.11. The Board of the Company believes that such appreciation of RMB will not have any adverse effect on the operating results and financial positions of the Group.

At the employees' representatives meeting held on 27 August 2005, Mr. Liu Guo Qing has been appointed a supervisor of the Company. Upon his appointment, Mr. Liu has become a representative of employees on the supervisory committee of the Company. Such appointment of supervisor has been disclosed in an announcement published on 31 August 2005.

REVIEW OF INTERIM RESULTS

The audit committee of the Company has reviewed the Company's unaudited condensed consolidated interim financial statements for the six months ended 30 June 2005.

By Order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 5 September 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post"

Attachment 7

Investor
Investment Service Centre
Listed Companies Information

AIR CHINA<00753> - Results Announcement

Air China Limited announced on 05/09/2005:
(stock code: 00753)
Year end date: 31/12/2005
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2005 to 30/06/2005 ('000)	(Audited) Last Corresponding Period from 01/01/2004 to 30/06/2004 ('000)
Turnover	:	16,938,532	14,773,359
Profit/(Loss) from Operations	:	1,664,812	1,916,651
Finance cost	:	(903,392)	(914,470)
Share of Profit/(Loss) of Associates	:	151,301	191,056
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	591,253	788,352
% Change over Last Period	:	-25 %	
EPS/(LPS)-Basic (in dollars)	:	0.063	0.121
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	591,253	788,352
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2005 of approximately RMB591,253,000, and the weighted average of approximately 9,412,073,189 shares in issue during the period as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2004 of approximately RMB788,352,000, and the number of shares in issue during the period on the assumption that the 6,500,000,000 shares issued as at 30 September 2004, the date of incorporation of the Company, had been in issue throughout the period.

Diluted earnings per share for the six months ended 30 June 2005 and 30 June 2004 has not been calculated because no diluting events existed during these periods.

Attachment 8



中國國際航空股份有限公司
AIR CHINA LIMITED

(A joint stock limited company incorporated in the People's Republic of China ("PRC") with limited liability)

(Stock Code: 753)

2004 ANNUAL RESULTS

The Board of Directors of Air China Limited (the "Company") announces the audited consolidated financial results of the Company, its subsidiaries and joint ventures (collectively, the "Group") for the year ended 31 December 2004 with comparative figures for the corresponding year of 2003 as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	**2004** *RMB'000*	2003 *RMB'000*
Air traffic revenues	3	**30,834,822**	23,422,660
Other operating revenues	4	**2,685,935**	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		**(8,353,752)**	(5,425,059)
Take-off, landing and depot charges		**(4,230,349)**	(3,449,769)
Depreciation		**(3,463,252)**	(3,377,472)
Aircraft maintenance, repair and overhaul		**(2,835,648)**	(2,149,353)
Employee compensation costs		**(2,921,322)**	(2,379,102)
Air catering charges		**(1,171,784)**	(842,743)
Aircraft and jet engines operating lease expenses		**(1,071,256)**	(910,134)
Other operating lease expenses		**(187,471)**	(181,984)
Other flight operation expenses		**(2,698,234)**	(2,112,432)
Selling and marketing expenses		**(1,387,088)**	(1,057,630)
General and administrative expenses		**(715,350)**	(471,463)
Total operating expenses		**(29,035,506)**	(22,357,141)
Profit from operations	5	**4,485,251**	2,284,264

	Notes	2004 RMB'000	2003 RMB'000
Finance costs	6	**(1,799,873)**	(2,349,078)
Dilution gains on investments	7	**410,137**	—
Share of profits less losses from associates		**561,018**	243,093
Profit before tax		**3,656,533**	178,279
Tax	8	**(1,107,838)**	(89,781)
Profit for the year		**2,548,695**	88,498
Attributable to:			
Equity holders of the parent		**2,385,964**	159,604
Minority interests		**162,731**	(71,106)
		2,548,695	88,498
Earnings per share — Basic	10	**36.0 cents**	2.5 cents
— Diluted	10	**36.0 cents**	—

Notes:

1. Group reorganisation and basis of presentation

The Company was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of China National Aviation Holding Company ("CNAHC"), a state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the UK Listing Authority on 15 December 2004.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC) on 20 November 2004 (the "Restructuring

Agreement"), pursuant to which CNAHC and CNACG agreed to undergo a restructuring and establish the Company. In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (中國國際航空公司), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, and Shenzhen Airlines Co., Ltd.

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004. Further details of the restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the UK Listing Authority.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the Group's consolidated income statement include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated income statement prepared on this basis present fairly the consolidated results of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

2. Segment Information

An analysis of the Group's revenue and operating results by business segment is as follows:

	For the year ended 31 December 2004					
	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964

	For the year ended 31 December 2003					
	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604

An analysis of the Group's revenue by geographical segment is as follows:

	For the year ended 31 December 2004						
	Domestic	**HK/ Macau**	**Europe**	**North America**	**Japan/ Korea**	**Asia Pacific, others**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
REVENUES							
Sales to external customers and total revenues	**18,482,949**	**1,744,590**	**4,232,489**	**2,477,214**	**3,846,973**	**2,736,542**	**33,520,757**

	For the year ended 31 December 2003						
	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

3. Air traffic revenue

Air traffic revenues comprise revenues from the airline business and are stated net of business tax and contributions to the General Administration of Civil Aviation of China ("CAAC") Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was deducted from gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	2004	2003
	RMB'000	*RMB'000*
Passenger	**27,665,018**	19,030,187
Cargo and mail	**3,169,804**	4,392,473
	30,834,822	23,422,660

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	**Applicable business tax rate**
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, deducted from air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

4. Other operating revenues

An analysis of the Group's other operating revenues is as follows:

	2004	2003
	RMB'000	*RMB'000*
Bellyhold rental income	**1,384,457**	—
Aircraft engineering income	**296,775**	285,493
Ground services income	**287,905**	251,266
General aviation income	**159,990**	152,574
Air catering income	**118,140**	102,133
Government grants:		
(i) Recognition of deferred income	**70,593**	57,894
(ii) Fixed cash subsidy	**37,500**	50,000
(iii) Others	**44,853**	1,525
Service charges on return of unused flight tickets	**63,821**	51,678
Cargo handling income	**49,850**	90,021
Sale of materials	**33,008**	20,699
Import and export service income	**29,767**	23,589
Training service income	**23,761**	17,915
Aircraft and related equipment lease income	**11,516**	33,519
Gains on disposal of property, plant and equipment, net	**—**	17,048
Others	**73,999**	63,391
	2,685,935	1,218,745

5. Profit from operations

The Group's profit from operations is arrived at after charging/(crediting):

	2004 *RMB'000*	2003 *RMB'000*
Repair and maintenance costs	**3,608,348**	2,804,507
Employee compensation costs	**2,921,322**	2,379,102
Depreciation	**3,463,252**	3,377,472
Minimum lease payments under operating leases:		
Aircraft and jet engines	**1,071,256**	910,134
Land and buildings	**187,471**	181,984
(Gain)/loss on disposal of property, plant and equipment, net	**33,872**	(17,048)
Provision for/(write-back of) doubtful debts, net	**(988)**	12,144
Provision for/(write-back of) inventories, net	**(11,508)**	24,090
Auditors' remuneration	**7,206**	1,614

6. Finance costs

	2004 *RMB'000*	2003 *RMB'000*
Interest expense	**1,827,002**	2,248,996
Less: Interest capitalized	**(2,610)**	(7,830)
	1,824,392	2,241,166
Less: Interest income	**(33,703)**	(18,803)
Exchange losses, net	**54,842**	297,042
Gains on fuel derivatives, net	**(41,036)**	(169,921)
Dividend income on long-term investments	**(4,622)**	(406)
	1,799,873	2,349,078

The interest capitalisation rate represents the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

7. Dilution gains on investments

	2004 *RMB'000*	2003 *RMB'000*
Dilution gain on investment in Air Cargo Business *(note 7(a))*	**330,222**	—
Dilution gains on investments in Beijing Air Catering Co., Ltd. ("BACL") and Southwest Air Catering Company Limited ("SWACL") *(note 7(b))*	**79,915**	—
	410,137	—

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were solely operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to this income statement. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, for a total consideration of approximately RMB1,795 million. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1 to this income statement, 60% shareholding interest in BACL and 75% shareholding interest in SWACL were deemed to be held by the Group as of 1 January 2003

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively, and accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

8. Tax

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries and joint ventures established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant

Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to shareholders for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	2004 ***RMB'000***	2003 *RMB'000*
Current income tax		
Current income tax charge — Mainland China	**398,944**	18,313
— Hong Kong	**4,096**	154
Deferred income tax		
Relating to origination and reversal of temporary differences	**607,824**	33,847
	1,010,864	52,314
Share of tax attributable to associates	**96,974**	37,467
Income tax charge for the year	**1,107,838**	89,781

9 Profit appropriation

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	2004 ***RMB'000***	2003 *RMB'000*
Carved-out of net assets *(note 9(c))*	**39,136**	316,153
Dividends paid *(note 9(c))*	**29,074**	26,690
Distribution to CNAHC *(note 9(a))*	**377,550**	—
Distribution to CNAHC *(note 9(b))*	**2,025,105**	—
Distribution to CNACG *(note 9(b))*	**118,680**	—
Total	**2,589,545**	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

   (i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

   (ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

   On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

   On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

   Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

   As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Company made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to this income statement. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC ("PRC GAAP"), generated, during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 8 to this income statement.

   In addition, in accordance with (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned

Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to this income statement and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's Articles of Association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalized as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP and (ii) the net profit determined in accordance with IFRS.

Prior to the incorporation of the Company on 30 September 2004, no profit appropriations to the aforesaid reserve funds were required.

10 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

REPORT OF BOARD OF DIRECTORS

BUSINESS REVIEW OF 2004

The Group is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes as well as its dominant role in Beijing, the Company offers non-stop and transit services to its passengers from overseas, mainland China and Hong Kong and Macau. As at 31 December 2004, we operated an overall of 183,693 flights serving 72 domestic and 36 international and regional destinations. We offered an average of 3,426 scheduled passenger flights and 367 scheduled cargo flights weekly. We operated a fleet of 151 aircraft (excluding the aircraft operated by CNAC), including 124 Boeing aircraft, 26 Airbus aircraft, and 1 business jet, the average age of our fleet was 8.1 years.

During the past year, Chinese and global economy continued to improve, thereby bringing about a rapid surge of market demand for airline services in China, which in turn eliminated the adverse effects of the outbreak of SARS in 2003. Meanwhile, the Group also faced certain challenges due to the soaring price of international jet fuel and intensified market competition. Against this background, the Group captured the market opportunity by adopting a series of effective measures, resulting in a great improvement in financial results as well as keeping the Company's leading position in China aviation market. In 2004, we were appointed as the exclusive airline partner of 2008 Beijing Olympic Games, which significantly promoted the Company's brand recognition. In addition, the successful listing of the Company's H shares on Hong Kong and London stock markets laid a solid foundation for the Group's future development.

The Group operated certain airline business through its subsidiaries and operating results of each subsidiary have already been calculated into the consolidated financial statement. The Company's largest subsidiary, CNAC (Stock Code: 1110) is listed on the Hong Kong Stock Exchange. CNAC is the controlling shareholder of Air Macau and the single largest shareholder of Dragonair. In 2003 and 2004, the operating revenues of CNAC accounted for 5.7% and 6.0% of the operating revenues of the Group in these years respectively.

In 2004, Air China Cargo Co., Ltd ("Air China Cargo"), a former branch of the Company, became a joint venture in which the Group held 51% of its equity. In 2004, the Group completed acquisitions of 48% shares in Shandong Aviation Group and 22.8% shares in Shandong Airlines.

The Group's business, its financial position and operating results as well as the comparison of the Group's financial results over the corresponding periods in previous years were mainly affected by such external factors as the development of Chinese economy and international trade, regulation of aviation industry, price of jet fuel, special events, the seasonal nature of airline business, performance of associates, financing costs and etc, which were beyond the control of the Group to a certain extent.

Cathay Pacific Airways Limited ("Cathay Pacific") acquired 10% equity of the Company as a strategic investor upon our listing. This not only provides a platform for cooperation between the companies in many business and operation sectors, but also creates opportunities for our network connection between Hong Kong and Beijing. Moreover, such a relationship helps to improve the operation efficiency as well as the management level of the Company. In addition, the Company holds indirect interest in Dragonair and Air Macau through CNAC and enjoys cooperation with Dragonair under the code share arrangement on some routes between Hong Kong and the mainland. The Company also has a similar cooperation arrangement with Air Macau through which the Company expects to realize better profitability.

As at 31 December 2004, the Group had a total of 29,133 employees (including total head count of joint ventures and associates), most of whom work in China. The employees' compensation is primarily composed of the basic salary and performance-based bonus. The Group did not experience a material loss of employees or encounter any difficulties in recruiting new employees.

Operating Revenues

Our operating revenues principally included air traffic revenues and other operating revenues. Most of our operating revenues were from air traffic revenues, representing 92.0% of operation revenues in 2004, while the other operating revenues representing 8.0% of operating revenues. Among air traffic revenues in 2004, 89.7% was generated from passenger services and 10.3% was from cargo and mail services.

Operating revenue increased 36.0% to RMB33,521 million in 2004 from RMB24,641 million in 2003, mainly due to revenue growth from passenger services. Revenue from passenger services increased 45.4% to RMB27,665 million in 2004 from RMB19,030 million in 2003. The capacity of passenger traffic in available seat kilometers ("ASKs") increased 27.9% to 64,894 million kilometres in 2004 from 50,733 million kilometres in 2003. Passenger load factor increased to 71.9% in 2004 from 66.0% in 2003. Income in each RPK increased 3.7% to RMB0.56 in 2004 from RMB0.54 in 2003. In 2004, the daily utilization of aircraft averaged at 10.2 hours, increased 1.5 hours compared to 2003.

Revenue generated from international passenger services accounted for 39.2% of the total revenue from passenger services of the Group in 2004, representing an increase of 62.6% to RMB10,835 million in 2004 from RMB6,663 million in 2003, and the main reason behind this growth was an apparent recovery of the demand for international airlines services in 2004 from the SARS outbreak in 2003 and an increased input of transport capacity in international routes by the Group. The passenger transport capacity (in ASKs) of international routes of the Group increased 41.5% to 27,897 million kilometres in 2004 from 19,709 million kilometres in 2003. The passenger load factor increased to 70.4% in 2004 from 64.8% in 2003. Level of passenger yield from international routes increased to RMB0.51 per RPK in 2004 from RMB0.47 per RPK in 2003.

Revenue generated from domestic passenger services accounted for 55.4% of the Group's total revenue from passenger services in 2004, increasing 38.3% to RMB15,340 million in 2004 from RMB11,093 million in 2003, primarily due to the increase of passenger load factor of domestic airlines and level of yielding. The passenger transport capacity (at ASKs) of domestic airlines of the Group increased 19.5% to 34,627 million kilometres in 2004 from 28,983 million kilometres in 2003. Passenger load factor increased to 73.6% in 2004 from 67.4% in 2003. Level of yield from passenger services in domestic airlines increased to RMB0.60 per RPK in 2004 from RMB0.57 per RPK in 2003.

Passenger transport revenue from Hong Kong and Macau accounted for 5.4% of the Group's passenger transport revenue of in 2004, increasing 16.9% to RMB1,490 million in 2004 from RMB1,274 million in 2003, primarily due to the uprising of passenger load factor in Hong Kong and Macau airlines. The passenger transport capacity (in ASKs) of Hong Kong and Macau airlines of the Group increased 16.1% to 2,371 million kilometres in 2004 from 2,042 million kilometres in 2003. Passenger load factor increased to 64.5% in 2004 from 58.1% in 2003. Level of passenger yield from Hong Kong and Macau airlines decreased to RMB0.67 per RPK in 2004 from RMB0.68 per RPK in 2003.

Revenue from cargo and mail operations decreased 27.8% to RMB3,170 million in 2004 from RMB4,392 million in 2003, primarily due to the fact that Air China Cargo Co., Ltd, which is engaged in cargo operations, was transformed from a previous branch of the Company into a joint venture in 2004, which resulted in proportionate consolidation in the accounts. The cargo transport capacity (in AFTKs) increased 20.2% to 4,843 million tonne kilometres in 2004 from 4,028 million tonne kilometres in 2003. The overall carrying ratio of cargo transport decreased to 53.5% in 2004 from 54.8% in 2003. The overall cargo yield rate increased to RMB2.03 for each yield tonne kilometre in 2004 from RMB1.87 for each yield tonne kilometre in 2003.

Other operating revenue increased 120.4% to RMB2,686 million in 2004 from RMB1,219 million in 2003, primarily due to the income generated from leasing bellyhold of passenger aircraft to Air China Cargo Co., Ltd. by the Company.

Operating Expenses

Operating expenses increased 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003, primarily due to increases in jet fuel costs, take-off, landing and depot charges and aircraft maintenance, repair and overhaul expenses, and employee compensation costs. Operating expenses as a percentage of operating revenues decreased to 86.6% in 2004 from 90.7% in 2003.

Jet fuel expenses increased 54% to RMB8,354 million in 2004 from RMB5,425 million in 2003, primarily due to the increased consumption of jet fuel as a result of the increased number of flights operated and higher domestic and international jet fuel prices. Our weighted average jet fuel cost for each barrel increased 25.7% to RMB474 in 2004 from RMB377 in 2003.

Take-off, landing and depot charges increased 22.6% to RMB4,230 million in 2004 from RMB3,450 million in 2003, primarily due to the increased number of flights operated.

Depreciation expenses increased 2.5% to RMB3,463 million in 2004 from RMB3,377 million in 2003, primarily due to the acquisition of eleven aircraft from August to September in 2004.

Aircraft maintenance, repair and overhaul expenses increased 32.0% to RMB2,836 million in 2004 from RMB2,149 million in 2003, primarily due to increased line maintenance requirements as a result of increased block hours.

Employee compensation costs increased 22.8% to RMB2,921 million in 2004 from RMB2,379 million in 2003, primarily due to the increase of flight hours.

Air catering charges increased 39.0% to RMB1,172 million in 2004 from RMB843 million in 2003, primarily due to an increase in the number of passengers carried.

Aircraft and jet engines operating lease expenses increased 17.7% to RMB1,071 million in 2004 from RMB910 million in 2003, primarily due to the net addition of nine aircraft acquired through operating leases.

Other operating lease expenses increased 2.7% to RMB187 million in 2004 from RMB182 million in 2003, primarily due to higher rental rates for our terminal stations and sales offices as compared to the lower rental rates for the same negotiated after the SARS outbreak.

Other flight operation expenses increased 27.7% to RMB2,698 million in 2004 from RMB2,112 million in 2003, primarily due to a change in the accounting method of the CAAC Infrastructure Development Fund, whereby it is no longer offset by revenues but is released to costs directly.

Selling and marketing expenses increased 31.1% to RMB1,387 million in 2004 from RMB1,058 million in 2003, primarily due to higher sales commissions as a result of increased ticket sales.

General and administrative expenses increased 51.8% to RMB715 million in 2004 from RMB471 million in 2003, primarily due to higher traveling expenses resulting from increased business volume and higher expenditures for Olympics aids and fixed assets retirement.

Income Tax

The Company is subject to the PRC income tax at a rate of 33%. The income tax increased to RMB1,108 million in 2004 from RMB90 million in 2003, primarily due to the increase of the profit before tax in 2004.

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital needs through cash flows from operating activities and bank loans. As at 31 December 2003 and 2004, the total amount of cash and cash equivalents of the Group were RMB2,620 million and RMB9,734 million respectively. In 2003 and 2004, the Group generated net cash from operating activities of RMB5,425 million and RMB6,151 million respectively, whilst the Group's net cash outflow from investing activities in the same period reached RMB4,360 million and RMB5,009 million respectively, primarily due to the amounts utilized for purchase and improvement of aircraft and aviation equipment. In 2004, the Group generated cash inflow of RMB5,620 million from financing activities, primarily due to the new issue of shares by the Company at the end of the year, while in 2003, the Group recorded cash outflow from financing activities of RMB2,207 million, primarily due to the repayment of certain bank loans.

Similar to other Chinese airlines, we have been operating with a net current liabilities position. As at 31 December 2003 and 2004, the net current liabilities of the Group were RMB12,384 million and RMB6,860 million respectively. The decrease of net current liabilities was primarily due to the increase of the current assets as a result of the new issue of H shares by the Company.

As at 31 December 2003 and 2004, the short-term bank and other borrowings of the Group were RMB9,237 million and RMB8,806 million respectively, while the long-term bank and other borrowings were RMB12,820 million and RMB12,897 million respectively in the same period. As of December 31, 2004, our bank loans and other borrowings due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB8,806 million, RMB3,064 million, RMB6,215 million and RMB3,618 million respectively. As of December 31, 2003 and 2004, our liabilities under financing leases were RMB13,699 million and RMB12,281 million respectively. As of December 31, 2004, our liabilities under financing leases due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB1,705 million, RMB1,944 million, RMB6,722 million and RMB1,910 million respectively.

As at 31 December 2004, the equity attributable to shareholders of the Group was RMB16,548 million, representing an increase of RMB9,655 million from RMB6,893 million in the previous year, primarily due to the public issue of 2,805,680,000 H shares with a par value of RMB1.00 each at an issue price of HKD2.98 per share in Hong Kong.

Financial Risk Management Policy

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. Our strategy for managing our jet fuel price risk aims to provide us with protection against sudden and significant price increases. To meet these objectives, we will continue to use instruments such as swaps, options and collars with approved counter-parties and within approved limits. The Group recorded a gain of RMB170 million and RMB41 million from the derivative instruments from jet fuel used by us in 2003 and 2004, respectively.

A substantial portion of the Group's debt, part of its operating revenues and expenses and capital expenditures are denominated in certain major foreign currencies and consequently subject to fluctuations in exchange rates. The Group recorded exchange losses of RMB297 million and RMB55 million in 2003 and 2004, respectively. In order to reduce our foreign currency risk, we

have pursued a strategy of reducing, for certain major foreign currencies, the mismatch between our revenues and payments denominated in such currencies. We are also currently evaluating proposals to hedge our foreign currency exposure by entering into hedge transactions.

Gearing ratio

As at 31 December 2004, the gearing ratio (represented by total liabilities divided by total assets) of the Company was approximately 73%, representing a decrease of 12% from approximately 85% as of 31 December 2003.

Assets Mortgage

As at December 31, 2004, the Group mortgaged several aircraft and flight equipment with an aggregate carrying amounts of approximately RMB28,585 million (2003: RMB29,732 million) pursuant to some of borrowing and lease agreements.

As at 31 December, 2004, the Group's bank deposits amounting to RMB117 million (2003: RMB1,245 million) were pledged against borrowing and leasing arrangements and financial derivatives.

Commitments and contingent liabilities

As at December 31, 2004, the Group's capital commitments amounted to approximately RMB15.820 billion, mostly regarding the purchases of some aircraft and equipment related to aircraft to be delivered in 2005 and 2006.

As at December 31, 2004, the Group committed to make a capital contribution of approximately RMB422 million to a joint venture.

As at December 31, 2004, the Group entered into operating lease agreements with respect to certain office equipment and aircraft, pursuant to which we committed to make lease payments in aggregate amounts of at least RMB1.14 billion within 1 year, RMB3.22 billion through 2 to 5 years, and RMB1 billion after five years.

As at 31 December 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. Details of contingent liabilities of the Group will be set out in the Company's 2004 annual report.

Other than the information disclosed herein, the information related to other matters of the Group which is required to be set forth herein pursuant to those provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") which are applicable to the 2004 Annual Results Announcement of the Company, has not changed materially from the information disclosed in the Company's prospectus dated 3 December 2004.

OUTLOOK FOR 2005

We would like to caution readers of this announcement that the airline operations are substantially influenced by global political and economical developments. Accidental and unexpected incidents may have a material impact on our operations or the industry as a whole. This 2004 Annual Results Announcement of the Group contains, *inter alia*, certain forward-looking statements, such as forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to some uncertainties and risks.

Looking forward, as the economic globalization proliferates, we are fully aware of the challenges and opportunities lying ahead. The greatest opportunity is that Chinese economy is now in a prime strategic opportunity period of growth. In the coming three years, the demand for air transport will keep growing at an anticipated rate of 13% to 15%. The international market will grow faster than the domestic market while the cargo sector will grow faster than passenger sector. However, influenced by international political and economic situation, the cost of jet fuel may stay high and the competition can be more severe. Interest rate, exchange rate and capital market are all undergoing frequent changes. All these have brought new challenges to the Company's financial risks control capability.

Where there is a challenge, opportunity stands aside, go head in. The Company is now facing a good opportunity for development and reform. By completing airline integration and the restructuring and listing the Company accomplished some milestone achievements. We have set our mission statement as: to be the favored airline for mainstream passengers; to be the most valuable and profitable airline in China and to be an airline with international competitiveness.

In light of the market environment and our current operations, we plan to implement the following strategies in order to enhance our competitiveness in 2005:

1. Through functional integration, transform and streamline our organizational structure to enhance our operational efficiency. To tighten internal risk control and prevent operational risk exposure.
2. Solidify our hub position while build up a more rational market reach. Continue to focus on Beijing, Chengdu and East China markets, give appropriate attention to the South China market, and realize more synergy by working closely with our Hong Kong and Macao counterparts.
3. Strengthen our competitiveness in a balanced international and domestic networks.
4. Deploy more air cargo capacity. Optimize cargo transportation network, improve cargo transportation product development and design.
5. Continue our efforts in providing safe, convenient, comfortable and customerised services. Improve the quality of our services, and further develop brand name by leveraging the opportunities created by our partnership with the Olympic Games.

SHARE CAPITAL

1. Share Capital Structure Information

The Company issued 2,805,680,000 H shares in 2004 (including 255,061,818 H shares sold by selling shareholders). As at 31 December 2004, the total share capital of the Company consisted of 9,050,618,182 shares with a par value of RMB1.00 each. The following table sets out the share structure of the Company as of 31 December 2004:

Category of Shares	Number of shares	Percentage of the total share capital
Domestic Shares	4,855,945,675	53.65%
Non-H Foreign Shares	1,388,992,507	15.35%
H Shares	2,805,680,000	31.00%
	9,050,618,182	100.00%

2. Substantial Shareholders

As at 31 December, 2004, to the knowledge of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO") were as follows:

Name of shareholder	Type of shareholding	Type of shares	Number of shares held	% of the total issued share capital of the Company	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued Non-H foreign shares of the Company	Short position
CNAHC	Direct holding	Domestic shares	4,855,945,675	53.65%	—	100%	—	—
CNACG	Direct holding	Non-H foreign shares	1,388,992,507	15.35%	—	—	100%	—
Cathay Pacific	Direct holding(1)	H shares	905,061,819	10.00%	32.26%	—	—	—
Merrill Lynch International	—	H shares	382,592,728	4.23%	13.64%	—	—	Yes(2)
Merrill Lynch Far East Limited	Over-allotment option(3)	H shares	420,852,000	4.65%	15%	—	—	—
China International Capital Corporation Limited	Over-allotment option(4)	H shares	420,852,000	4.65%	15%	—	—	—
HKSCC	Direct holding	H shares	2,181,620,909	24.10%	77.76%	—	—	—

Notes:

(1) Among the 905,061,819 H Shares of the Company, Cathay Pacific has security interest in 382,592,728 H Shares arising from a share lending agreement pursuant to which Cathay Pacific lent 382,592,728 H Shares of the Company to Merrill Lynch International.

(2) A short position in 382,592,728 H Shares of the Company arising from a share lending agreement pursuant to which Merrill Lynch International borrowed 382,592,728 H Shares of the Company from Cathay Pacific.

(3) Interests held jointly with China International Capital Corporation Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated 3 December 2004 issued by the Company.

(4) Interests held jointly with Merrill Lynch Far East Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated 3 December 2004 issued by the Company.

Details of the interests of substantial shareholders of the Company as at 31 December 2004 will be set out in the 2004 annual report of the Company in accordance with the disclosure requirements of the Listing Rules.

3. Disclosure of interests of Directors and Supervisors

As at 31 December 2004, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules are as follows:

Name of interested party	Name of Group member	Number of shares interested	Approximate percentage of shareholding
Zhang Xianlin	CNAC	33,126,000	1%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies. For this purpose, the relevant provisions of the SFO will be interpreted as if they applied to the Company's Supervisors.

None of the Directors of Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

MATERIAL MATTERS

1. Dividends

The Board of Directors does not recommend the declaration of any dividend to shareholders for the year 2004.

2. Purchase, Sale or Redemption of Securities

During the year ended 31 December 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities (the term "securities" having the meaning ascribed to it in the Listing Rules).

3. Material Litigation

Save as disclosed in the Company's prospectus dated 3 December 2004, the Group was not involved in any material litigation or arbitration in the year ended 31 December 2004.

4. Compliance with the Code of Best Practice

The Company has, from its listing date (15 December 2004) to 31 December 2004, complied with the "Code of Best Practice" set out in Appendix 14 to the previous Listing Rules before its amendment which came into effect on 1 January 2005.

5. Use of Proceeds from H Shares

The net proceeds from the global offering of the Company in December 2004 are being used in accordance with the disclosure in the Company's prospectus dated 3 December 2004.

6. Pre-emptive Right

Nether the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing share holders in proportion to their existing share holdings.

7. Service Contracts of the Directors and Supervisors

Each of the Directors has entered into a service contract with the Company for a term of three years from 30 September 2004 other than Mr. Fan Cheng, whose service contract has a term of three years from 18 October 2004 and is thereafter subject to termination by either party giving written notice to the other party.

Save as disclosed above, none of the Directors or the Supervisors has entered into or proposes to enter into a service contract with the Company other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

8. Reviewing by audit committee

The annual results of the Company have been reviewed by the audit committee of the Board of Directors of the Company.

By Order of the Board
Air China Limited
Li Jiaxiang
Chairman of the Board

Beijing, the PRC
12 April 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

The annual report of the Group for the year ended 31 December 2004 will be published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) in due course.

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 9

Investor

Investment Service Centre

Listed Companies Information

AIR CHINA<00753> - Results Announcement

Air China Limited announced on 12/04/2005:
(stock code: 00753)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2004 to 31/12/2004 ('000)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('000)
Turnover	:	30,834,822	23,422,660
Profit/(Loss) from Operations	:	4,485,251	2,284,264
Finance cost	:	(1,799,873)	(2,349,078)
Share of Profit/(Loss) of Associates	:	561,018	243,093
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	2,385,964	159,604
% Change over Last Period	:	+1,394.93 %	
EPS/(LPS)-Basic (in dollars)	:	0.36	0.025
-Diluted (in dollars)	:	0.36	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	2,385,964	159,604
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	30/04/2005	to 30/05/2005 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

Listing date and basis of presentation

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the ''PRC''), as a joint stock limited company as part of the restructuring (the ''Restructuring'') of China National Aviation Holding Company ("CNAHC"), a state-owned enterprise under the supervision of the State Council, for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the " Hong Kong Stock Exchange") and the UK Listing Authority on 15 December

2004.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), a company incorporated in Hong Kong and wholly-owned by CNAHC, which CNAHC and CNACG agreed to undergo a restructuring and establish the Company. In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation, the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, Beijing and Shenzhen Airlines Co., Ltd.

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004. Further details of the restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the UK Listing Authority.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Company, its subsidiaries and joint ventures (collectively the "Group") for the years ended 31 December 2003 and 2004 have been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Company are stated at historical amounts, except for the measurement at fair value of financial instruments in accordance with International Accounting Standard 39 (amended 2004) "Financial Instruments: Recognition and Measurement".

The Group's consolidated financial results include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated income statement prepared on this basis present fairly the consolidated results

of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

Dilution gains on investments

Dilution gains on investments in an aggregate amount of RMB410 million were included in the Group's profit before tax for the year ended 31 December 2004, details of which are set out as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Dilution gain on investment in Air Cargo Business (note (a))	330,222	-
Dilution gains on investments in BACL and SWACL (note (b))	79,915	-
	410,137	-

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were solely operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the aforesaid basis of presentation. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, for a total consideration of approximately RMB1,795 million. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the aforesaid basis of presentation, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Co., Ltd. ("SWACL") were deemed to be held by the Group as of 1 January 2003.

(b) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL (the "HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and

HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively. Accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

Profit appropriations

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	Group	
	2004	2003
	RMB'000	RMB'000
Carved-out of net assets (note (c))	39,136	316,153
Dividends paid (note (c))	29,074	26,690
Distribution to CNAHC (note (a))	377,550	-
Distribution to CNAHC (note (b))	2,025,105	-
Distribution to CNACG (note (b))	118,680	-
Total	2,589,545	342,843

(a) As mentioned in note (a) under the heading "Dilution gains on investments" above, immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of this matter, the Group made a payment of approximately RMB 378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in the aforesaid note relating to the basis of presentation. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC ("PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB 191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau.

(b) In addition, in accordance with "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in

accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the aforesaid Restructuring and dividends paid during that period.

Basis of calculation of EPS

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964, 000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618, 182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604, 000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.



[Intentionally Left Blank]

[Intentionally Left Blank]

Attachment 12

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.


中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

(1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION
(2) PROPOSED APPOINTMENT OF NEW NON-EXECUTIVE DIRECTOR
(3) GENERAL MANDATE TO ISSUE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company ("AGM") to be held at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC is set out on pages 6 to 10 of this circular. The notice of attendance and form of proxy are enclosed herein. Whether or not you are able to attend the AGM, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the AGM. If you intend to attend the AGM, you are required to complete and return the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 23 May 2006.

Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or at any adjourned meeting should you so wish.

28 April 2006

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 2
2. Proposed amendment to the Articles of Association 3
3. Reasons for the proposed amendment 3
4. Appointment of new non-executive director 3
5. General mandate to issue shares 4
6. Recommendation 4
7. AGM 4
8. Procedures for demanding on poll 5
9. General information 5

Notice of Annual General Meeting 6

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AGM"	The 2005 annual general meeting of the Company to be held at at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC for the shareholders of the Company to consider and approve the resolutions set out in the notice of the annual general meeting;
"Articles of Association"	the Articles of Association of the Company;
"Board"	the board of directors of the Company;
"the Company"	Air China Limited, a company incorporated under the laws of the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority;
"CSRC"	China Securities Regulatory Commission of the PRC;
"Director(s)"	the director(s) of the Company;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	The People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan;
"Shareholders"	the holders of shares of the Company; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Directors:

Non-executive Directors:
Li Jiaxiang *(Chairman)*
Kong Dong *(Vice Chairman)*
Wang Shixiang *(Vice Chairman)*
Yao Weiting

Executive Directors:
Ma Xulun
Cai Jianjiang
Fan Cheng

Independent Non-Executive Directors:
Hu Hung Lick, Henry
Wu Zhi Pan
Zhang Ke

Registered address:
9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A
Tian zhu Airport Industrial Zone
Shunyi District
Beijing
China

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

28 April 2006

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION
(2) PROPOSED APPOINTMENT OF NEW NON-EXECUTIVE DIRECTOR
(3) GENERAL MANDATE TO ISSUE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

It is proposed that at the AGM of the Company to be held on 12 June 2006, the notice of which is set out on pages 6 to 10 of this document, resolutions will be proposed to, amongst other, amend the Articles of Association, appoint a new non-executive director and grant the Directors a general mandate to issue shares.

The purpose of this document is to set out such information in relation to the proposed amendments to Articles of Association, appointment of new non-executive director and the proposed general mandate and to convene the AGM, the details of which are set out below.

2. PROPOSED AMENDMENT OF ARTICLES OF ASSOCIATION

The proposed amendment of the Articles of Association is as follows:

The existing Article 12 of "The primary scope of business of the Company covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage air transportation; domestic and international public services flights, aircraft management, aircraft maintenance, agency services for airlines, ground services associated with core businesses and air courier services and provision of duty-free commodities onboard."

are replaced by the following:

> "The primary scope of business of the Company covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage air transportation; domestic and international public services flights, aircraft management, aircraft maintenance, agency services for airlines, ground services associated with core businesses and air courier services, provision of duty-free commodities onboard, and onboard sales of commodities (subject to approval by the State Administration for Industry and Commerce)."

This special resolution is subject to approval by the relevant PRC regulatory authorities.

3. REASONS FOR THE PROPOSED AMENDMENT

The amendment of Articles of Association is intended to expand the business scope of the Company so as to meet the needs of the development of the Company's business.

4. APPOINTMENT OF NEW NON-EXECUTIVE DIRECTOR

At the board meeting held on 18 April 2006, the Board resolved to propose that Mr. Christopher Dale Pratt be appointed as a non-executive Director. An ordinary resolution to consider and approve the appointment of Mr. Christopher Dale Pratt will be proposed at the AGM.

Mr. Christopher Dale Pratt, CBE, aged 49, has been Chairman and a Director of Cathay Pacific Airways Limited since February 2006. He is also Chairman of Swire Pacific Limited and John Swire & Sons (H.K.) Limited, and a Director of Swire Properties Limited. He joined John Swire & Sons Limited in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea. He served as Executive Director of Swire Pacific Limited's Trading and Industrial Division from 2000 to 2005. He has an honours degree in modern history from Oxford University.

Mr. Christopher Dale Pratt has not held any directorship in any other listed companies or taken up a post in any affiliated companies of the Company in the past three years. Further, Mr. Christopher Dale Pratt does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Christopher Dale Pratt does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). There is no information to be disclosed on items from (h) to (v) in Rule 13.51(2) of the Listing Rules. No other matter needs to be brought to the attention of the Shareholders in respect of the Company and its directors and supervisors of the Company.

Mr. Christopher Dale Pratt will not receive any compensation for his service as a director of the Company. The term of his office shall commence upon the approval by the AGM of the appointment and shall end on the expiry of the term of the current session of the Board.

5. GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Directors that during the Relevant Period, to separately or concurrently, allot, issue, and deal with additional domestic shares and overseas listed foreign shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate nominal amount of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM (the "General Mandate"). The General Mandate will lapse at the conclusion of the next AGM unless renewed.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new shares under the General Mandate.

6. RECOMMENDATION

The Directors consider that the above proposed amendments to the Articles of Association and the proposed General Mandate are fair and reasonable so far as the Shareholders are concerned and accordingly recommend the Shareholders to consider the above proposed amendments and to vote in favour of the relevant resolutions which will be proposed at the AGM.

7. AGM

You will find on pages 6 to 10 of this circular a notice of the AGM to be held at at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC. A form of proxy for use in connection with the AGM is despatched together this circular. Whether or not you are able to attend the AGM, please complete and return the enclosed form of proxy in accordance with the instructions printed

thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

8. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 72 of the existing Articles of Association, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or after any vote by the show of hands) demanded:

(i) by the chairman of the meeting;

(ii) by at least two shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders (including proxy) holding individually or holding in aggregate of 10% or more of the shares carrying the right to vote at the meeting.

9. GENERAL INFORMATION

According to the Articles of Association of the Company, the Company will close its share register from Saturday, 13 May 2006 to Monday, 12 June 2006 (inclusive).

Shareholders of the Company whose names appear in the register of members of the Company at the close of business on 12 May 2006 may attend the AGM after completing the registration procedures. In order to qualify for attendance at the AGM, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 12 May 2006.

Shareholders who intend to attend the AGM have to deliver the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 23 May 2006.

The relevant information relating to the amendments to the Articles of Association are available for consideration by the holders of domestic shares of the Company at the designated website for information disclosure by the Company (http://www.airchina.com.cn).

By Order of the Board
Li Jiaxiang
Chairman

Beijing, PRC



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE IS HEREBY GIVEN that an annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2005 will be held at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC for the following purposes:

1. To consider and approve the report of the Board of Directors of the Company for the year 2005;

2. To consider and approve the report of the Supervisory Committee of the Company for the year 2005;

3. To consider and approve the audited consolidated financial statements of the Company for the year 2005;

4. To consider and approve the profit distribution proposal for the year 2005 as recommended by the Board of Directors of the Company;

5. To elect Mr. Christopher Dale Pratt as a non-executive director of the Company;

6. To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2006 and to authorise the Board of Directors of the Company to fix their remuneration thereof;

7. To consider and approve the following resolutions as special resolutions:

7A. "**THAT:**

(a) subject to paragraph (c) below, the exercise by the Board of Directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Board of Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the amount of additional Domestic Shares and overseas-listed foreign invested Shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company's existing Domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d) for the purpose of special resolution 7A:

"Relevant Period" means the period from the passing of special resolution 7A until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12 months period following the passing of special resolution 7A; and

(iii) the revocation or variation of the authority given to the Board of Directors of the Company under this special resolution by a special resolution of the Company's shareholders in general meetings.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the Board of Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7B. "**THAT** the Board of Directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of shares authorised under special resolution 7A, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

7C. "**THAT** amendments to the articles of association of the Company in respect of its business be and is hereby approved as follows:

The existing Article 12 of "The primary scope of business of the Company covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage air transportation; domestic and international public services flights, aircraft management, aircraft maintenance, agency services for airlines, ground services associated with core businesses and air courier services and provision of duty-free commodities onboard."

are replaced by the following:

"The primary scope of business of the Company covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage air transportation; domestic and international public services flights, aircraft management, aircraft maintenance, agency services for airlines, ground services associated with core businesses and air courier services, provision of duty-free commodities onboard, and onboard sales of commodities (subject to approval by the State Administration for Industry and Commerce)."

This special resolution 7C is subject to approval by the relevant authorities of the State."

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, PRC, 28 April 2006

As at the date of this Notice, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. **Brief information and eligibility of the candidate of non-executive director**

Mr. Christopher Dale Pratt, CBE, aged 49, has been Chairman and a Director of Cathay Pacific Airways Limited since February 2006. He is also Chairman of Swire Pacific Limited and John Swire & Sons (H.K.) Limited, and a Director of Swire Properties Limited. He joined John Swire & Sons Limited in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea. He served as Executive Director of Swire Pacific Limited's Trading and Industrial Division from 2000 to 2005. He has an honours degree in modern history from Oxford University.

Mr. Christopher Dale Pratt has not held any directorship in any other listed companies or taken up a post in any affiliated companies of the Company in the past three years. Further, Mr. Christopher Dale Pratt does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Christopher Dale Pratt does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). There is no information to be disclosed on items from (h) to (v) in Rule 13.51(2) of the Listing Rules. No other matter needs to be brought to the attention of the Shareholders in respect of the Company and its directors and supervisors of the Company.

Mr. Christopher Dale Pratt will not receive any compensation for his service as a director of the Company. The term of his office shall commence upon the approval by the AGM of the appointment and shall end on the expiry of the term of the current session of the Board.

2. **Closure of register of members**

Holders of H Shares of the Company are advised that the register of members of the Company will close from 13 May 2006 to 12 June 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. Shareholders of the Company whose names appear in the register of members of the Company at the close of business on 12 May 2006 may attend the annual general meeting after completing the registration procedures. In order to qualify for attendance at the annual general meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 12 May 2006. The final dividends are expected to be paid around 30 June 2006 after its approval by the annual general meeting.

3. **Registration procedures for the annual general meeting**

Shareholders who intend to attend the annual general meeting have to deliver the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 23 May 2006.

4. **Proxy**

i. Any shareholder of the Company entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his behalf. A proxy need not be a shareholder of the Company.

ii. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of Domestic Shares and non-H Foreign Shares, the form of proxy together with the notarised power of attorney or other document of authorisation (if any) must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. For holders of H Shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period. Return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting if he so wishes.

iii. If more than one proxy is appointed, such proxies shall only be entitled to vote by poll.

iv. Shareholders or their proxies are required to produce their identification documents when attending the annual general meeting.

5. Miscellaneous

i. It is expected that the annual general meeting will last for not more than half a day. All attending shareholders shall arrange for their transportation and accommodation and shall bear all their own expenses in connection with their attendance.

ii. The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC

Tel: 86-10-6458 0753
Fax: 86-10-6458 5095

Contact Person: Mr. Zhou Wu

iii. The address of the Company's H Share registrar:

Computershare Hong Kong Investor Services Limited
Room 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong



Attachment 13



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

Number of shares to which this form of proxy relates (Note 1) ______________________________

I/We(Note 2) ______________________________ of ______________________________ being the registered holder(s) of(Note 3) ______________________________ H Shares/non-H Foreign Shares/Domestic Shares (please delete as appropriate) in the share capital of Air China Limited (the "Company") HEREBY APPOINT (Note 4) the Chairman of the meeting and/or(Note 4) ______________________________ of ______________________________ as my/our proxy/proxies: (a) to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC ("the Meeting") for the purpose of considering and, if thought fit, passing the resolutions ("the Resolutions") as set out in the notice convening the Meeting; and (b) at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as hereunder indicated or, if no such indication is given, as my/our voting proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR (Note 6)	AGAINST (Note 6)
1.	To consider and approve the report of the Board of Directors of the Company for the year 2005.		
2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2005.		
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2005.		
4.	To consider and approve the profit distribution proposal for the year 2005 as recommended by the Board of Directors of the Company.		
5.	To elect Mr. Christopher Dale Pratt as a non-executive director of the Company.		
6.	To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2006 and to authorise the Board of Directors of the Company to fix their remuneration thereof.		

	SPECIAL RESOLUTIONS	FOR (Note 6)	AGAINST (Note 6)
7A.	To authorise the Board of Directors of the Company to exercise the powers to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and option which might require the exercise of such powers in connection with not exceeding 20% of each of the existing Domestic Shares and H Share in issue at the date of passing this resolution.		
7B.	To authorise the Board of Directors of the Company to increase the registered capital and amend the Articles of Association of the Company to reflect such increase in the registered capital of the Company under above general mandate.		
7C.	To approve the amendment of the Articles of Association of the Company in respect of the business scope of the Company.		

Dated this ______________ day of ______________________, 2006 Signature (Note 7) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s).
2. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
3. Please insert the total number of shares registered in your name(s).
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies of his own choice to attend and vote instead of him. A proxy need not be a member of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words "the Chairman of the meeting and/or" and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more persons (other than the Chairman of the Meeting) are named as proxies and the words "the Chairman of the meeting...and/or" are not deleted, those words and references shall be deemed to have been deleted.
5. If you appoint more than one proxy, the voting rights may only be exercised by way of poll.
6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST"**. Failure to complete the boxes will entitle your voting proxy to cast his vote at his discretion. On a show of hands, a member is entitled to one vote. On a poll, a member is entitled to one vote for every fully-paid share held and a member entitled to more than one vote need not use all his votes in the same way. A tick in the relevant box indicates that the votes attached to all the shares stated above as held by you will be cast accordingly. The total number of shares referred to in the two boxes for the same resolution cannot exceed the number of Shares stated above as held by you Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of an equal number in both boxes, the voting proxy will cast his vote at his discretion.
7. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under seal or under the hand of a director or attorney duly authorised. If this form of proxy is signed by your attorney, the power of attorney or other document of authorisation must be notarised.
8. In order to be valid, this form of proxy, together with the notarised copy of the power of attorney or other document of authorisation (if any) under which it is signed, for holders of H Shares, must be delivered to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not less than 24 hours prior to the time appointed for holding the Meeting (or any adjournment thereof). For holders of Domestic Shares and non-H Foreign Shares, the above documents must be delivered to the Secretariat of the Board of Directors of the Company within the same period.
9. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.
10. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
11. To attend and represent the shareholder(s) at the Meeting, the proxy so appointed must produce beforehand his identification document and any power of attorney duly signed by his appointor(s) or the legal representative(s) of his appointor(s). The power of attorney must state the date of issuance.



Attachment 14



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Annual General Meeting Notice of Attendance

To: Air China Limited (the ***Company***)

I/We[(Note 1)] ____

of ____,

being the registered holder of[(Note 2)] __________ H Shares/Non-H Foreign Shares/Domestic Shares in the share capital of the Company hereby inform the Company that I/we intend to attend the Annual General Meeting to be held at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC or to appoint proxies to attend on my/our behalf.

Signature: ______________________

Date: ______________________ 2006

Notes:

1. Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s).

3. Please duly complete and sign this Notice of Attendance, and deliver it to the Secretariat of the Board of the Company on or before Tuesday, 23 May 2006.

The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC
Contact Person: Mr. Zhou Wu

Telephone: (8610) 6458 0753
Facsimile: (8610) 6458 5095



Attachment 15

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 10 BOEING 737 AIRCRAFT
DISCLOSEABLE TRANSACTION

29 March 2006

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 4
2. The Boeing Aircraft Purchase Agreement. 5
3. Effect of the Transaction 7
4. Additional Information. 7

Appendix – General Information 8

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co. (國航集團進出口貿易公司), a company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company as at the date of this circular
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 51% of its registered capital owned by the Company as at the date of this circular
"Air Macau"	Air Macau Company Limited, a company with limited liability incorporated under the laws of Macau and with 51.0% of its share capital owned by CNAC (Macau) as at the date of this circular
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 60% of its registered capital owned by the Company as at the date of this circular
"Board"	the board of directors of the Company
"Boeing Aircraft"	10 Boeing 737 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft acquisition agreement dated 17 January 2006 pursuant to which the Company has agreed to acquire and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated under the laws of Delaware of the United States
"Cathay Pacific"	Cathay Pacific Airways Limited

"CNAC"	China National Aviation Company Limited, a company with limited liability incorporated under the laws of Hong Kong and listed on The Stock Exchange of Hong Kong Limited with stock code 1110 and with approximately 68.36% of its share capital owned by the Company as at the date of this circular
"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly-owned subsidiary of CNAC as at the date of this circular
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of CNAHC as at the date of this circular
"CNAHC"	China National Aviation Holding Company, a company incorporated under the laws of the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital as at the date of this circular
"the Company"	Air China Limited, a company incorporated under the laws of the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Latest Practicable Date"	24 March 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisor(s) of the Company
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Directors:

Non-executive Directors:
Li Jiaxiang *(Chairman)*
Kong Dong *(Vice Chairman)*
Wang Shixiang *(Vice Chairman)*
Yao Weiting

Executive Directors:
Ma Xulun
Cai Jianjiang
Fan Cheng

Independent Non-executive Directors:
Hu Hung Lick, Henry
Wu Zhi Pan
Zhang Ke

Registered address:
9th Floor, Blue Sky Mansion
28 Tianzhu Road
Zone A
Tianzhu Airport Industrial Zone
Shunyi District
Beijing
PRC

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

29 March 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 10 February 2006, the Company announced that on 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE BOEING AIRCRAFT PURCHASE AGREEMENT

(1) Date of the Transaction

17 January 2006

(2) Parties to the Transaction

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

Boeing Aircraft, i.e.10 Boeing 737 aircraft

As at the Latest Practicable Date, the Company operated a fleet of 180 aircraft, including 172 passenger aircraft, 6 freighters and two corporate jets.

(4) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$655.2 million. The airframe price is subject to price escalation by applying a formula. Boeing has granted to the Company significant price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by the Company, including the market condition, the type, number and delivery schedule of aircraft being purchased, and the terms of the umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005 (the ***Umbrella Agreement***), the extent

of the price concessions granted to the Company in the Transaction is comparable with the price concessions that the Company had obtained in the previous aircraft purchase transaction entered into between the Company and Boeing Company on 8 August 2005 (the ***2005 Aircraft Purchase***). The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole.

The Boeing Aircraft Purchase Agreement was signed pursuant to the Umbrella Agreement. The 2005 Aircraft Purchase was signed pursuant to an umbrella agreement entered into between Boeing Company and the airline companies including the Company in January 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase. Accordingly, the Transaction and the 2005 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction on its own constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in eight instalments, with first seven instalments to be paid prior to delivery of each Boeing Aircraft and the remaining balance, being a substantial portion of the consideration, to be paid upon delivery of each Boeing Aircraft. The Company is expecting to take delivery of the Boeing Aircraft in stages from end 2007 to end 2008.

(6) Source of funding

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company and subject to the completion of the proposed A share issue as set out in the announcement by the Company dated 9 February 2006, the proceeds from the A share issue.

(7) Reasons for and benefits of the Transaction

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

3. EFFECT OF THE TRANSACTION

Based on the technical specifications of the Boeing Aircraft, the Company expects the Boeing Aircraft to operate with a higher utilization rate, more efficient jet fuel consumption and relatively low maintenance cost. This will enable the Company to operate on a cost-efficient basis and would potentially have a positive effect on the earnings of the Company.

As mentioned above, the Transaction will be partly financed by commercial bank loans and other debt instruments of the Company. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in 2006 in respect of the Transaction is approximately RMB873 million. However, the Company does not expect the Transaction to have any material negative impact on its cash-flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

4. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, the PRC

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, Supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, Supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or who are, directly or indirectly, interested in 10% or

more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) Substantial interests in the Company

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	-
CNAHC[1]	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Wellington Management Company, LLP[3]	Investment manager	153,112,100 H shares	1.62%	-	-	4.75%	-
HSBC Halbis Partners (Hong Kong) Limited	Investment manager	163,840,000 H shares	1.74%			5.08%	
Temasek Holdings (Private) Limited[4]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, the Company believes the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company , out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(b) Substantial interests in CNAC

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC[1]	Attributable interest	2,264,628,000	68.36
The Company[2]	Beneficial owner	2,264,628,000	68.36
Best Strikes Limited	Beneficial owner	187,656,000	5.66
On Ling Investments Limited[3]	Attributable interest	322,856,000	9.75
Novel Investments Holdings Limited[3]	Attributable interest	322,856,000	9.75
Novel Enterprises Limited[3]	Attributable interest	322,856,000	9.75
Novel Enterprises (BVI) Limited[3]	Attributable interest	322,856,000	9.75
Novel Credit Limited[3]	Attributable interest	322,856,000	9.75
Novel Holdings (BVI) Limited[3]	Attributable interest	322,856,000	9.75
Westleigh Limited[3]	Attributable interest	322,856,000	9.75

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly its interests in CNAC duplicate with those interest of the Company.

2. CNAGC, the Company's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(c) Substantial interests in other members of the Group

Member of the Group	Name	Approximate % of share capital
Air Macau	CNAC	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	14%
Air Macau	Servico, Administracao e Participacoes, Lda.	20%
Ameco	Deutsche Lufthansa AG	40%
Air China Cargo	Capital Airport Holding Company	24%
Air China Cargo	CITIC Pacific Limited	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or otherwise was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. LITIGATION

As at the Latest Practical Date, the litigation or claims of material importance pending or threatened against a member of the Group are as disclosed in the fourth paragraph of the section headed "Capital Commitments and Contingent Liabilities" and note 17 to the unaudited condensed consolidated interim financial statements in the Company's 2005 interim report dated 5 September 2005.

Except as disclosed above, there was no litigation or claims of material importance pending or threatened against any member of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The joint company secretaries of the Company are Zheng Baoan and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is David Tze-kin Ng. Mr. Ng is a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, PRC. The head office of the Company is at South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing, PRC.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Attachment 16

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Air China Limited, you should at once hand this circular and the accompanying form of proxy and the notice of attendance to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES
(3) PROPOSED APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

It is important to note that the purpose of distributing this circular is to provide the shareholders of the Company with information on the proposed issue of A Shares by the Company, so that the shareholders of the Company may make an informed decision on voting in respect of certain resolution(s) to be tabled at the extraordinary general meeting of the Company. This circular does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this circular calculated to invite offers for any shares or other securities of the Company.

A letter from the Board is set out on pages 3 to 12 of this circular.

Notices convening Foreign Shareholders Class Meeting (as appropriate) of the Company to be held on 28 March 2006 at 2:00 p.m., and the EGM at 2:30 p.m. (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, together with the notice of attendance and form of proxy are enclosed herein.

Whether or not you intend to attend the Class Meetings or the EGM, you are requested to complete and return the form of proxy in accordance with the instruction printed thereon. If you intend to attend the respective meetings, you are required to complete and return the notice of attendance to Computershare Hong Kong Investor Services Limited for holders of H Shares at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong or to the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares on or before 8 March 2006. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of Domestic Shares and Non-H Foreign Shares, the proxy form should be returned to the address of the Company's Board Secretariat not less than 24 hours before the time appointed for the meetings or any adjourned meetings thereof.

Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish.

13 February 2006

CONTENTS

Page

Definitions 1

Letter from the Board

A. Introduction 3
B. Proposed A Share Issue 4
C. Proposed amendments to Articles 9
D. Rules and procedures of meetings and other systems 10
E. Appointment of new independent non-executive Director 10
F. Increase in number of Directors 11
G. Class Meetings and the EGM 11
H. Procedures for demanding a poll 12
I. Recommendation 12

Notice of Foreign Shareholders Class Meeting 13

Notice of EGM 15

Appendix I – Proposed amendments to Articles of Association 20

Appendix II – Proposed Rules and Procedures for Shareholders' General Meetings 75

Appendix III – Proposed Rules and Procedures for Board Meeting 108

Appendix IV – Proposed Rules and Procedures for Meetings of Supervisors 126

Appendix V – Proposed Connected Transaction Decision Making System 134

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"A Share Issue"	the proposed issue of not more than 2.7 billion A Shares by the Company to qualified institutional investors as approved by CSRC and placees through online offering based on market share value (詢價對象及網上市值配售對象) and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of the A Shares Issue, which are proposed to be listed on the Shanghai Stock Exchange
"A Shares"	the Domestic Shares which are proposed to be allotted and issued by the Company to qualified institutional investors as approved by CSRC and placees through online offering based on market share value (詢價對象及網上市值配售對象) and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of the A Shares Issue and listed on the Shanghai Stock Exchange
"Articles"	the articles of association of the Company from time to time
"Board"	the board of Directors of the Company
"Class Meetings"	the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting to be held on 28 March 2006 to approve, inter alia, the A Share Issue
"Company"	中國國際航空股份有限公司 (Air China Limited), a joint stock limited company incorporated in the PRC, with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	the directors of the Company
"Domestic Shareholders Class Meeting"	the class meeting for holders of Domestic Shares to be held on 28 March 2006 to approve, inter alia, the A Share Issue
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for in Renminbi or credited as fully paid up by PRC nationals

"EGM"	the extraordinary general meeting of the Company to be held immediately after the conclusion or adjournment of the H Shareholders Class Meeting on 28 March 2006 to approve, inter alia, the A Share Issue
"Foreign Shares"	both Non-H Foreign Shares and H Shares
"Foreign Shareholders Class Meeting"	the class meeting for holders of H Shares and Non-H Foreign Shares to be held on 28 March 2006 at 2:00 p.m. to approve, inter alia, the A Share Issue
"Group"	the Company and its subsidiaries and joint ventures
"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars and admitted to the Official List of the UK Listing Authority and are admitted for trading on the market for listed securities of the London Stock Exchange
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Non-H Foreign Shares"	the ordinary shares of RMB1.00 each in the share capital of the Company which as at the date of this circular are held by China National Aviation Corporation (Group) Limited, a company incorporated in Hong Kong
"PRC"	the People's Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan
"Price Consultation Period"	the period commencing from the date the Company makes the preliminary offer document (招股意向書) relating to the A Share Issue publicly available and ending on the date on which the bookbuilding process with the institutional investors (機構投資者累計投標詢價結束之日) is completed.
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Hong Kong Securities and Futures Ordinance
"Shareholders"	holders of Domestic Shares, Non-H Foreign Shares and H Shares
"Shares"	Domestic Shares, H Shares, Non-H Foreign Shares and A Shares



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Executive Directors:
Mr. Ma Xulun
Mr. Cai Jianjiang
Mr. Fan Cheng

Non-executive Directors:
Mr. Li Jiaxiang
Mr. Kong Dong
Mr. Wang Shixiang
Mr. Yao Weiting

Independent non-executive Directors:
Mr. Hu Hung Lick, Henry
Mr. Wu Zhipan
Mr. Zhang Ke

Registered office:
9th Floor, Blue Sky Mansion
28 Tianzhu Road Zone A
Tianzhu Airport Industrial Zone
Shunyi District
Beijing
PRC

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

13 February 2006

To the Shareholders

Dear Sir or Madam,

**(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES
(3) PROPOSED APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR**

A. INTRODUCTION

The Company announced on 9 February 2006 that, subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply to the relevant authorities in the PRC for regulatory approval for the allotment and issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC and for the listing of such A Shares on the Shanghai Stock Exchange. The A Share Issue is subject to approvals from (a) Shareholders to be sought at separate Class Meetings and the EGM; and (b) the relevant PRC authorities.

The Company intends to use the net proceeds from the A Share Issue for the purchase of certain aircraft, and certain project on expansion of existing operating support facilities, details of which are set out below in this circular.

In order to comply with the relevant requirements applicable to PRC listed issuers, the Board also proposes to make certain amendments to the Articles and to adopt certain rules and procedures for corporate meetings.

In addition, at the board meeting held on 5 September 2005, the Board resolved to propose that Mr. Jia Kang be appointed as an additional independent non-executive Director, which appointment is subject to shareholders' approval. In light of such appointment, a special resolution to amend the Articles so that the number of members of the Board be increased from 11 to 12 members will also be proposed at the EGM as well. Further information on the proposed appointment of Mr. Jia Kang as a Director and this particular proposed amendment to the Articles is set out in the announcement made by the Company dated 6 September 2005.

The purpose of this circular is to give you details of, among other things, the proposed A Share Issue, amendments to the Articles, the appointment of new independent non-executive Director and the increase in number of Directors.

B. PROPOSED A SHARE ISSUE

1. General

Subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply to the relevant authorities in the PRC for regulatory approval for the allotment and issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC and for the listing of such A Shares on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any of such investors includes any connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the Company has its H Shares listed on the main board of the Hong Kong Stock Exchange and are admitted for trading on the market for listed securities on the London Stock Exchange.

The proposed A Share Issue and the listing application are subject to approval by the Shareholders at the EGM and the separate Class Meetings to be held on 28 March 2006. As at the date of this circular, no application has been made by the Company to any PRC authorities in relation to the A Share Issue. It is expected that the listing application will be made around the end of March 2006.

2. Structure of the A Share Issue

The structure of the proposed A Share Issue is set out below:

Type of securities to be issued:	RMB denominated ordinary shares (i.e. A Shares).
Number of A Shares to be issued:	Not more than 2.7 billion A Shares, representing approximately 28.62% of the existing issued share capital of the Company and approximately 22.25% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue, assuming no other changes to the share capital of the Company.
Nominal value:	RMB1.00 each.
Rights attached to A Share:	The A Shares to be issued are listed Domestic Shares and, except as otherwise provided for in the Articles, will rank pari passu with the existing Domestic Shares, H Shares and Non-H Foreign Shares in all respects.
Target subscribers:	Qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue.
Basis for determining the issue price:	The issue price will not be lower than 90% of the average closing price of the Company's H Shares on the Hong Kong Stock Exchange during the Price Consultation Period of the A Share Issue. The issue price for the proposed A Share Issue will be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable CSRC regulations. Thus the amount to be raised from the A Share Issue cannot be ascertained as at the date of this circular.

Use of proceeds: It is intended that the net proceeds from the A Share Issue would be used to part finance the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport ("**Proposed Projects**").

It will be proposed to the Shareholders at the EGM that the Company be authorised to apply the proceeds from the A Share Issue to any payment due in relation to the Proposed Projects or to repay any outstanding bank loan in relation to the Proposed Projects that occurred before the completion of the A Share Issue; after above prescribed use of the proceeds, any balance of it shall be applied to the working capital of the Company.

3. Information on the Proposed Projects

Investment amount

It is intended the net proceeds from A Share Issue will be used to part finance the Company's purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport. The total purchase amount for these aircraft will be less than the aggregate catalog price of US$5.68 billion, and the total investment amount for the project relating to the expansion of existing operating support facilities will be approximately RMB600 million.

Benefit for the Proposed Projects

Pursuant to a purchase agreement dated 26 January 2005 between the Company, Air China Group Import and Export Trading Co., and Airbus S.A.S, the Company has agreed to purchase 20 Airbus A330-200 aircraft from Airbus S.A.S.. The Company also entered into a purchase agreement with Boeing Company on 8 August 2005 and 17 January 2006, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft, respectively. Further information on the purchases of the 20 Airbus A330-200 aircraft, the 15 Boeing 787 aircraft and the 10 Boeing B737-800 aircraft is set out in the announcements made by the Company dated 26 January 2005, 8 August 2005 and 10 February 2006, respectively.

The purchases of aircraft will expand the fleet capacity of the Company and the aircraft from the purchases will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The aircraft from the purchases are expected to replace certain aircraft in the existing fleet of the Company. The purchase of the Boeing 737-800 aircraft will also reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The purchases of aircraft will enable the Company to provide more cost-efficient and comfortable services to the passengers.

The Company obtained approval from the National Development and Reform Commission of the People's Republic of China in September 2005 to commence a project relating to the expansion of the existing operating support facilities at the Beijing Capital International Airport. The total investment amount of the project is approximately RMB600 million. The project involves the expansion of various operating support facilities including the acquisition of a piece of land with an area of approximately 1 million square metres and the expansion of ground services facilities and other facilities.

4. Shareholders' approval and other approvals

The Class Meetings and the EGM will be held on 28 March 2006 to consider and, if thought fit, approve, among other things, the A Share Issue. It should be noted that the A Share Issue, upon the approval by the Shareholders at the separate Class Meetings and the EGM, is still subject to the approval by the CSRC and other PRC government authorities, if necessary. In addition, the approval by the Shanghai Stock Exchange as to the listing of and dealings in the A Shares on the Shanghai Stock Exchange is also required. Upon obtaining the requisite Shareholders' approval at the Class Meetings and the EGM, it is expected that the listing application will be made around the end of March 2006.

5. Reasons for and benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company's access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. The Company believes that the A Share Issue will provide the financial resources required to part finance the development of the Proposed Projects. The Company expects that after the completion of the Proposed Projects, the carrying capacity of the Group will be further enhanced. Furthermore, the Company also believes that the capital raised from the A Share Issue will result in improvements in its debt-to-equity ratio and accordingly, will lower its operating risks.

The Directors believe that the A Share Issue will benefit the Company and the Shareholders as a whole.

6. Effect of the A Share Issue on the Company's shareholding structure

Set out below is the shareholding structure of the Company as at the date of this circular and immediately upon completion of the A Share Issue assuming that an aggregate of 2.7 billion new A Shares will be issued under the A Share Issue and no other changes to the share capital of the Company:

	As at the Date of this circular		**Immediately after completion of the A Share Issue**	
	Number of Shares	*%*	*Number of Shares*	*%*
(1) Non-Listed Domestic Shares	4,826,195,989	51.16	4,826,195,989	39.78
(2) Non-H Foreign Shares	1,380,482,920	14.64	1,380,482,920	11.38
(3) Listed Shares				
– H Share	3,226,532,000	34.20	3,226,532,000	26.59
– A Share	–	–	2,700,000,000	22.25
Total number of Listed Shares	3,226,532,000	34.20	5,926,532,000	48.84
(4) Total number of Shares	9,433,210,909	100	12,133,210,909	100

As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), the Company is not required to implement the share conversion reform in the PRC as it is not an existing A Share company that is currently listed on the Shanghai Stock Exchange. As set out in the table above, the shareholding structure of the Company immediately after the completion of the A Share Issue under existing laws and regulations is currently expected to comprise non-listed Domestic Shares, non-H Foreign Shares, H Shares and A Shares, although certain new developments as set out below are expected.

According to the Guidelines on Share Conversion Reform of Listed Companies issued by the CSRC and other relevant authorities and committees in 2005, companies seeking an A Share listing in the PRC will no longer have both tradeable shares and non-tradeable shares. As the laws and regulations relating to the conversion of non-tradeable shares into tradable shares upon listing (the "New Rules") have not been promulgated, the CSRC has temporarily suspended giving final approvals for A Share offerings.

It is expected that CSRC will only approve new A Share listing after the New Rules have been promulgated. Although the conversion procedures under the New Rules are still uncertain at this stage, it is expected that under the New Rules, the existing non-listed Domestic Shares may be converted into tradeable shares eligible for listing and thus become A Shares, which will carry the same rights as the other A Shares issued by the Company. It is expected that the conversion of non-listed Domestic Shares into A Shares (if approved) will not involve any payment of compensation by the holders of the non-listed Domestic Shares to the holders of A Shares and will also not require approval by Shareholders at separate Class Meetings.

C. PROPOSED AMENDMENTS TO ARTICLES

To accommodate the A Share Issue, the Company will, when proceeding with the A Share Issue, make proposed amendments to the Articles in compliance with all relevant and applicable PRC legal and regulatory requirements. Such amendments are proposed in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of association of PRC listed companies. The proposed amended Articles will be adopted for use by the Company after completion of the A Share Issue.

The proposed amendments to be made to the Articles primarily aimed to enhance the corporate governance of the Company and, in accordance with the relevant PRC laws and regulations, deal with matters relating to different areas such as protection of public shareholders' rights, shareholders' meetings, independent directors and certain other related matters. Further details of those proposed amendments are set out in Appendix I to this circular.

Such amendments are made on the basis of the existing Articles. The amended Articles will comply with the relevant laws and regulations applicable to companies with listed H Shares and A Shares and will safeguard the interest of both the holders of H Shares and holders of A Shares.

The proposed amendments to the Articles are subject to approval by way of a special resolution by the Shareholders at the EGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

D. RULES AND PROCEDURES OF MEETINGS AND OTHER SYSTEMS

Under the listing requirements of the PRC, the Company has to lay down certain rules and procedures of meetings as well as other decision systems, some of which require Shareholders' approval at the EGM. Special resolutions to consider, approve and adopt the following rules and procedures will be proposed at the EGM: (a) the Rules and Procedures for Shareholders' General Meetings; (b) the Rules and Procedures for Board Meetings; and (c) the Rules and Procedures for Meetings of Supervisors. Ordinary resolution to consider, approve and adopt the Connected Transaction Decision Making System will be proposed at the EGM. The unofficial English translations of each of the above rules and procedures and systems are set out in Appendices II, III, IV and V to this circular.

E. APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

In order to comply with the requirement of the relevant PRC laws and regulations in respect of corporate governance of listed issuers in the PRC, at the board meeting held on 5 September 2005, the Board resolved to propose that Mr. Jia Kang be appointed as an additional independent non-executive Director. An announcement was made by the Company on 6 September 2005. An ordinary resolution to consider and approve the appointment of Mr. Jia will be proposed at the EGM.

Mr. Jia Kang, aged 52, is the head of Fiscal Science Research Institute of Ministry of Finance (財政部財政科學研究所). Mr. Jia holds a Doctor's Degree of Economic and works as vice chairman of China Public Finance Society (中國財政學會) and a director of China Tax Association (中國稅務學會) and National Debt Association of China (中國國債協會). Mr. Jia is also the visiting professor of China Renmin University (中國人民大學), National Institute of Administration (國家行政學院) and Xiamen University (廈門大學). Mr. Jia has participated in the researches relating to state economic planning and is the author of a large number of economic publications.

Mr. Jia does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Mr. Jia does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

The director's fee of Mr. Jia, if any, will be determined subsequent to the EGM by reference to the current emoluments of other independent non-executive Directors. Announcement will be made by the Company in due course when the director's fee or other emolument of Mr. Jia is determined. The term of his office shall commence on the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities and shall end on the expiry of the term of the current session of the Board.

F. INCREASE IN NUMBER OF DIRECTORS

In light of the appointment of Mr. Jia Kang, the total number of the Directors shall be increased from eleven to twelve members. An announcement was made by the Company on 6 September 2005. A special resolution to consider and approve the amendment of the Article so that the number of Directors be increased from eleven to twelve members will also be proposed in the EGM. The appointment of Mr. Jia Kang will become effective when that special resolution is passed at the EGM and approval of the same by PRC government authorities is obtained.

G. CLASS MEETINGS AND THE EGM

Special resolutions to approve, among other matters, the proposed A Share Issue and the proposed amendments to the Articles will be proposed at the EGM. Ordinary resolutions to approve, among other matters, the appointment of the new independent non-executive Director and the adoption of the Connected Transaction Decision Making System will also be proposed at the EGM.

In addition, special resolution to approve the A Share Issue will be proposed at the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting. At the Foreign Shareholders Class Meeting, the votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of the special resolution to be proposed at the Foreign Shareholders Class Meeting will be counted separately. The Company will treat the special resolution of the Foreign Shareholders Class Meeting to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by Haiwen, this arrangement does not contravene any PRC laws, and the special resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

No Shareholder is required to abstain from voting in connection with the matters to be resolved at the separate Class Meetings and the EGM.

Notices convening Foreign Shareholders Class Meeting (if applicable) and the EGM, together with the notice of attendance and form of proxy are enclosed in this circular.

Whether or not you intend to attend the Class Meetings or the EGM, you are requested to complete and return the form of proxy in accordance with the instruction printed thereon. If you intend to attend the respective meetings, you are required to complete and return the notice of attendance to Computershare Hong Kong Investor Services Limited for holders of H Shares at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or to the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares on or before 8 March 2006. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of Domestic Shares and Non-H Foreign Shares, the proxy form should be returned to the address of the Company's Board Secretariat not less than 24 hours before the time appointed for the holding of the meetings or any adjourned meetings thereof.

Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish and completion and return of the notice of attendance do not affect the right of a Shareholder to attend the respective meeting. However, a failure to return the notice of attendance may result in an adjournment of the respective meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the relevant meeting by the notice of attendance does not reach more than half of the total number of Shares of the Company carrying the right to vote at the relevant meeting.

H. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 72 of the existing Articles, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or after any vote by the show of hands) demanded:

(i) by the chairman of the meeting;

(ii) by at least two shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders (including proxy) holding individually or holding in aggregate of 10% or more of the shares carrying the right to vote at the meeting.

I. RECOMMENDATION

The Directors consider that the A Share Issue, the proposed amendments to the Articles, the proposed appointment of the additional independent non-executive Director and the increase in number of the Directors are in the best interests of the Company and its Shareholders.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the Class Meetings and the EGM.

Yours faithfully,
For and on behalf of
Air China Limited
Li Jiaxiang
Chairman



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

NOTICE IS HEREBY GIVEN that the class meeting for holders of Foreign Shares (including H Shares and Non-H Foreign Shares) ("**Foreign Shareholders Class Meeting**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:00 p.m. on 28 March 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 (the "Announcement"):

Special Resolution:

"**THAT**, conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the extraordinary general meeting to be convened, the public offering of not more than 2.7 billion A Shares by the Company in the PRC be and is hereby approved."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. The votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of this special resolution will be counted separately. The Company will treat this special resolution to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), this arrangement does not contravene any PRC laws, and that this special resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

2. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Circular to be despatched to the Shareholders.

3. **Closure of register of members and eligibility for attending the Foreign Shareholders Class Meeting**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the Foreign Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 24 February 2006.

Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on 24 February 2006 are entitled to attend the Foreign Shareholders Class Meeting.

Holder of Non-H Foreign Shares of the Company whose name appears on the register of members of the Company maintained in Hong Kong on 24 February 2006 is entitled to attend the Foreign Shareholders Class Meeting.

4. Notice of attendance

Shareholders who intend to attend the Foreign Shareholders Class Meeting should complete and lodge the accompanying notice of attendance and return it to for holders of H Shares, the Company's H share registrar and for holders of Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the Foreign Shareholders Class Meeting. However, a failure to return the notice of attendance may result in an adjournment of the Foreign Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the Foreign Shareholders Class Meeting by the notice of attendance does not reach more than half of the total number of Foreign Shares of the Company carrying the right to vote at the Foreign Shareholders Class Meeting.

5. Proxy

Every Shareholder who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the Foreign Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the Foreign Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

6. Other businesses

(i) The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District,
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:30 p.m. on 28 March 2006 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 ("**Announcement**"):

Special Resolutions:

1. "**THAT** the public offering of A Shares by the Company in the PRC ("**A Share Issue**") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

    (1) Class of Shares: RMB denominated ordinary shares (i.e. A Shares);

    (2) Nominal value: RMB1.00 each;

    (3) Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;

    (4) Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue;

    (5) Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;

    (6) Place of listing: Shanghai Stock Exchange;

    (7) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(8) The Board of Directors of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

(9) The Board of Directors of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;

(10) This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last."

The implementation of this Special Resolution 1 is subject to the approval by the China Securities Regulatory Commission ("**CSRC**").

2. "**THAT** subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and is hereby approved to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of Directors of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is hereby authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied."

The implementation of this Special Resolution 2 is subject to the approval by the CSRC.

3. "**THAT** subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular be and are hereby approved and the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue."

The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.

4. "**THAT**, subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings and Rules and Procedures for Meetings of Supervisors, as amended, details of which are set out in Appendices II, III, and IV to the Circular, be and are hereby approved and adopted as part of the Articles of Association and shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

5. "**THAT** the amendment to the Articles of Association in respect of number of Directors be and is hereby approved as follows:

   Article 93 of existing Article of Association which provides that "...the Company shall have a Board of Directors which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board of Directors which is composed of 12 Directors...".

The effectiveness of this Special Resolution 5 is subject to the approval of PRC government authorities.

Ordinary Resolutions:

6. "**THAT**, subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, the appointment of Mr. Jia Kang as an independent non-executive Director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Jia Kang's emoluments."

7. "**THAT** the Connected Transaction Decision Making System, details of which are set out in Appendix V to the Circular be and is hereby approved and adopted and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. **Corporate governance documents**

   Details of (a) the Rules and Procedures of the Shareholders' General Meeting; (b) Rules and Procedures for Board Meetings; and (c) Rules and Procedures for Meetings of Supervisors are set out in Appendices II to IV respectively to the Circular and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

2. **Appointment of independent non-executive director**

   Brief biographical details of Mr. Jia Kang are set out in the paragraph headed "Appointment of new independent non-executive Director" of the Circular to be despatched to the Shareholders and the announcement of the Company dated 6 September 2005.

3. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the Circular to be despatched to the Shareholders.

4. **Amendments to Articles**

   Details of the proposed amendments are set out in Appendix I to the Circular to be despatched to the Shareholders and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

5. **Closure of register of members and eligibility for attending the EGM**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the EGM, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited by 4:00 p.m. on 24 February 2006.

   Shareholders of the Company whose names appear on the register of member of the Company at the close of business on 24 February 2006 are entitled to attend the EGM.

6. **Notice of attendance**

   Shareholders who intend to attend the EGM should complete and lodge the accompanying notice of attendance and return it to, for holders of H Shares, the Company's H share registrar, or for holders of Domestic Shares and Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the EGM. However, a failure to return the notice of attendance may result in an adjournment of the EGM, if the number of shares carrying the right to vote represented by the shareholders proposing to attend the EGM by the notice of attendance does not reach more than half of the total number of shares of the Company carrying the right to vote at the EGM.

7. **Proxy**

   Every Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the EGM.

   A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less

than 24 hours before the time appointed for the holding of the EGM. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

8. Other businesses

(i) The EGM is expected to last for two hours. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District,
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

EXPLANATIONS FOR APPLICABLE ARTICLES OF ASSOCIATION (DRAFT) UPON COMPLETION OF ADDITIONAL ISSUE OF A SHARES

The Company, currently as a H share company, plans to apply for additional issue of A shares. Pursuant to relevant requirements specified by the CSRC, during the application for A share issue, the articles of association (draft) shall be prepared for adoption upon completion of the additional issue in accordance with relevant provisions applicable to A share companies.

The relevant requirements applicable to the aforesaid A share companies mainly include "Company Law of the People's Republic of China" (the "Company Law"), "Securities Law of the People's Republic of China" (the "Securities Law"), "Guide to Articles of Association of Listed Companies" (the "Guide to Articles of Association"), "Standards for the Governance of Listed Companies" (the "Standards for Governance"), "Regulatory Opinions on General Meetings of Listed Companies" ("Regulatory Opinions on General Meetings"), "Guiding Opinions on the Setting Up of a System of Independent Directors for Listed Companies" ("Guiding Opinions on Independent Directors System"), "Provisions on Strengthening the Protection of the Interests of Public Shareholders" ("Protection of the Public Shareholders"), and "Notice on the Regulation of the External Guarantees by Listed Companies" ("Notice on the Regulation of the External Guarantees").

With reference to the requirements of the aforesaid documents and the latest requirements promulgated in Hong Kong, in view of, inter alia, the changes in the shareholders, registered capital and shareholding structure of the Company upon completion of additional issue of A shares as well as the change of the Company into an A share company, the Company has made the necessary supplements and amendments to the clauses of the prevailing Articles of Associations to compile the new Articles of Association (draft) for adoption upon completion of the additional issue.

Details of amendments are as follows (appropriate consequential changes to the numbering and sequence of the relevant chapter, article, paragraph and sub-paragraph will be made, if required, which will not be specifically described herein):

I. GENERAL AMENDMENTS TO REFERENCE

1. All references to "security supervision organization of the State Council", "security committee of the State Council" and "security management department of the State Council" appearing in the Articles of Association are all proposed to be uniformly amended to read as "securities regulatory authority of the State Council".

2. All references to "president and other senior officers" are all proposed to be uniformly amended to read as "president, deputy president and other senior management personnel".

II. SPECIFIC AMENDMENTS

1. The first paragraph of Article 6 of the Original Articles of Association provides that:

"In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the "Mandatory Provisions") and other applicable PRC laws and administrative regulations, the Company amended the original Articles of Association of the Company (the "Original Articles of Association") and adopt these Articles of Association (the "Articles of Association" or "these Articles of Association")."

This paragraph is proposed to be amended to read as follows:

"In accordance with the relevant provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the "Mandatory Provisions"), Instructions of Articles of Association of Listed Companies (hereinafter to be referred to as the Instructions of Articles of Association"), Administrative Guidelines for Listed Companies (hereinafter to be referred to as the "Administrative Guidelines") and other applicable PRC laws and administrative regulations, the Company held the general meeting of shareholders on [28 March] 2006, to amend the original Articles of Association of the Company (the "Original Articles of Association") and adopt these Articles of Association (the "Articles of Association" or "these Articles of Association")."

2. The second paragraph of Article 8 of the Original Articles of Association provides that:

"Subject to Chapter 22 of these Articles of Association, a shareholder may take action against the Company pursuant to the Company's Articles of Association, and the Company may take action against its shareholders pursuant to the Company's Articles of Association. A shareholder may also take action against another shareholder, and may take action against the directors, supervisors, president and other senior officers of the Company pursuant to the Company's Articles of Association."

This paragraph is proposed to be amended to read as follows:

"Subject to Chapter 23 of these Articles of Association, a shareholder may take action against the Company pursuant to the Company's Articles of Association. The Company may take action against shareholders, directors, supervisors, president, deputy president and other senior officers of the Company pursuant to the Company's Articles of Association. A shareholder may also take action against another shareholder, and may take action against the directors, supervisors, president, vice presidents and other senior officers of the Company pursuant to the Company's Articles of Association."

3. Article 9 of the Original Articles of Association provides that:

"The Company may invest in other limited liability companies or joint stock limited companies. The Company's liability thereto shall be limited to the amount of its capital contribution to the invested company.

Subject to the approval of the companies approving department authorized by the State Council, the Company may, as required by its operation and management, operate as a holding company as specified in paragraph 2 of Article 12 of the Company Law."

This paragraph is proposed to be amended to read as follows:

"The Company may invest in any other enterprise. However, unless otherwise stipulated by law, the Company shall not become a contributor with joint liability on the debts of such enterprise."

4. A new paragraph, reading as follows, is proposed to be added to the Original Articles of Association as the third paragraph of Article 17 thereof:

"The domestic shares of the Company are centrally deposited with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited in its custody. The overseas listed foreign shares of the Company are principally deposited with Hong Kong Securities Clearing Company Limited in its custody."

5. Article 19 of the Original Articles of Association provides that:

"Subject to the approval of the companies approving department authorized by the State Council, the Company may issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company upon the Company's establishment."

This paragraph is proposed to be amended to read as follows:

"Subject to the approval of the companies approving department authorized by the State Council, the Company shall issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company upon the Company's establishment. Details of the contribution by the promoters upon the Company's establishment are as follows:

Name of the promoter	Number of shares subscribed	Method of contribution	Date of contribution
China National Aviation Holding Company	5,054,276,915	Capital contribution of RMB560,782,100 in the form of currency, contribution of RMB6,451,765,800 in the form of the assets and liabilities of its subsidiaries relating to their major businesses of air passenger and cargo transportation	9 September 2004
China National Aviation Corporation (Group) Limited	1,445,723,085	Equity contribution of RMB2,005,866,000	9 September 2004

6. The following paragraphs are proposed to be added to the Original Articles of Association as the third and fourth paragraphs of Article 20 thereof:

"After the aforesaid issue of the Company's overseas listed foreign shares, with the approvals of the general meeting, class meetings of domestic shareholders and foreign shareholders by way of respective special resolutions as well as the approvals of the approving department authorized by the State Council, the Company has issued [●] domestic shares listed in the PRC (A shares). Upon the aforesaid capital increase by issuing A shares, the Company's share capital structure is as follows:

The Company has issued a total of [●] ordinary shares, of which China National Aviation Holding Company holds 4,826,195,989 domestic shares, representing approximately [●]% of the total share capital of the Company; China National Aviation Corporation (Group) Limited holds 1,380,482,920 foreign shares, representing approximately [●]% of the total share capital of the Company; other holders of overseas listed foreign shares (H shares) hold 3,226,532,000 shares, representing approximately [●]% of the total share capital of the Company and holders of domestic shares listed in the PRC hold [●] shares, representing [●]% of the total ordinary shares in issue of the Company."

7. Article 23 of the Original Articles of Association provides that:

"The registered capital of the Company shall be RMB9,433,210,909.00."

This Article is proposed to be amended to read as follows:

"The registered capital of the Company shall be RMB9,433,210,909.00. [The registered capital shall be adjusted accordingly after A share issue.]"

8. The following is proposed to be added as sub-paragraph (4) of the second paragraph of Article 24 of the Articles of Association:

"The Company may increase its capital in the following ways:

...

(4) by capitalizing the common reserve fund;

..."

9. The second paragraph of Article 27 of the Original Articles of Association provides that:

"The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt."

This paragraph is proposed to be amended to read as follows:

"The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt."

10. A new sub-paragraph, reading as follows, is proposed to be added to Article 29 of the Original Articles of Association as sub-paragraph (4) of this Article thereof:

"The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

...

(4) by other means which are permitted by law, administrative regulations and securities regulatory authority of the State Council."

11. The first paragraph of Article 31 of the Original Articles of Association provides that:

"Shares which have been lawfully repurchased by the Company shall be cancelled within the period prescribed by law and administrative regulation, and the Company shall apply to the original companies registration authority for registration of the change in its registered capital."

This paragraph is proposed to be amended to read as follows:

"Shares which have been lawfully repurchased by the Company shall be cancelled or transferred within the period prescribed by law, administrative regulation and relevant listing rules, and in the case of cancellation, the Company shall apply to the original companies registration authority for registration of the change in its registered capital."

12. The Article 38 of the Original Articles of Association provides that:

"Share certificates of the Company shall be signed by the chairman of the board of directors. ..."

This Article is proposed to be amended to read as follows:

"Share certificates of the Company shall be signed by the legal representative. ..."

13. The following Article is proposed to be added to the Original Articles of Association as Article 39 thereof:

    "The Company shall not accept its shares being held as security under a pledge."

14. The following Article is proposed to be added to the Original Articles of Association as Article 40 thereof:

    "During their term of office, the directors, supervisors, president, deputy presidents and other senior officers of the Company shall report periodically to the Company their shareholdings in the Company and any changes thereto. Transfer of shares by the aforesaid persons shall be conducted in accordance with the provisions of laws, regulations and/or relevant listing rules."

15. The following Article is proposed to be added to the Original Articles of Association as Article 41 thereof:

    "All profits derived by directors, supervisors, president, deputy presidents and other senior officers of the Company and any shareholder holding more than 5% of the voting shares in the Company, through selling his shares in the Company within a period of six months following the purchase of such shares or through repurchasing shares issued by the Company within a period of six months following the sale of his shares, shall belong to the Company.

    The provisions of the preceding paragraph shall apply to senior officers, including but not limited to the directors, supervisors, president, deputy president and other senior officers, as specified in the Articles of Association of the Company's legal person shareholders with more than 5% of the voting rights in the Company."

16. Article 43 of the Original Articles of Association shall be renumbered as Article 46.

    The fourth paragraph of Article 43 of the Original Articles of Association provides that:

    "The directors, supervisors, president, deputy presidents and other senior officers of the Company shall report to the Company their shareholdings in the Company, and shall not transfer their shares in the Company during their terms of office."

    This paragraph is proposed to be amended to read as follows:

    "The directors, supervisors, president, vice presidents and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto."

17. Article 47 of the Original Articles of Association shall be renumbered as Article 50.

    The second paragraph of the Article 47 of the Original Articles of Association provides that:

    "Application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law."

    This paragraph is proposed to be amended to read as follows:

    "Application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law."

18. Article 51 of the Original Articles of Association will be renumbered as Article 54, with sub-paragraphs (2) and (4) of this Article proposed to be amended, a new sub-paragraph proposed to be added as sub-paragraph (6) of the paragraph (5)2 thereof, and a new paragraph added as paragraph (7) thereof, to read as follows.

    Sub-paragraphs (2) and (4) of this Article of the Original Articles of Association provide that:

    "The ordinary shareholders of the Company shall enjoy the following rights:

    ...

    (2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;

    ...

    (4) the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

    ..."

    Sub-paragraphs (2) and (4) are proposed to be amended, a new sub-paragraph proposed to be added as sub-paragraph (6) of the paragraph (5)2 thereof, and a new paragraph added as paragraph (7) thereof, to read as follows:

    "The ordinary shareholders of the Company shall enjoy the following rights:

    ...

(2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat in accordance with the number of shares held;

...

(4) the right to transfer, bestow or pledge his shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

(5) the right to obtain relevant information in accordance with the provisions of the Articles of Association, including:

1. obtaining a copy of the Articles of Association after payment of costs;

2. inspecting and copying after payment of a reasonable fee:

...

(6) Counterfoils of company debt securities, resolutions of board meetings, meetings of supervisory committee and financial and accounting reports.

...

(7) the right to bring a suit to the people's court against acts which are detrimental to company interests or infringe on the lawful interests of shareholders, and to claim the relevant interests pursuant to the Company Law or other laws and administrative regulations;

..."

19. Article 54 of the Original Articles of Association will be renumbered as Article 57, and the following paragraph is proposed to be added thereto as the second paragraph thereof:

"Acting in concert' in this Article shall refer to two or more persons reaching a consensus by way of an agreement (whether verbal or written) to gain or consolidate their control over the Company through any of them acquiring the voting right of the Company."

20. The following paragraph is proposed to be added to the Original Articles of Association as Article 58 thereof:

"The controlling shareholder and the effective controlling person of the Company shall have fiduciary duty to the Company and the public shareholders of the Company. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not damage the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation and loan guarantee, nor the interests of the Company and its public shareholders through its controlling position."

21. Article 56 of the Original Articles of Association will be renumbered as Article 60, sub-paragraph (13) thereof is proposed to be amended, and two sub-paragraphs are proposed to be added as sub-paragraphs (14) and (15), to read as follows.

    Sub-paragraph (13) thereof provides that:

    "The shareholders' general meeting shall have the following functions and powers:

    ...

    (13) to consider motions raised by shareholders who represent 5 % or more of the total number of voting shares of the Company;

    ..."

    Sub-paragraph (13) thereof is proposed to be amended, and two sub-paragraphs are added as (14) and (15), to read as follows:

    "The shareholders' general meeting shall have the following functions and powers:

    ...

    (13) to consider motions raised by the supervisory committee or shareholders who represent more than 3% of the total number of voting shares of the Company;

    (14) to resolve on the Company's transactions involving purchase and disposal of substantial assets within one year, whose amounts exceed 30% of the total assets of the Company;

    (15) to resolve on the Company's external guarantees which shall be approved by a general meeting as provided by laws, administrative regulations and the Articles of Associations;

    ..."

22. The following paragraph is proposed to be added to the Original Articles of Association as Article 61 thereof:

    "Any external guarantee of the Company shall be considered and passed by the board of directors. The following matters shall be approved by the general meeting after being considered by the board of directors:

    1. Any provision of guarantee by the Company or its controlled subsidiaries made after the total amount of external guarantees have exceeded 50% of the latest audited net assets;

2. provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

3. provision of a single guarantee, amount of which exceeds 10% of the latest audited net assets;

4. provision of guarantee to shareholders, actual controllers and their related parties;

5. external guarantees made by the Company within a year, amount of which exceeds 30% of total assets of the Company;

6. other matters that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Associations.

The matter of the aforesaid fifth sub-paragraph shall be passed by votes representing more than two-thirds of the voting rights of the shareholders (including their proxies) present at the general meeting.

If the directors, president, deputy presidents and other senior officers of the Company have committed any violations of the laws, administrative regulations or their authorities of approval and examination procedures for the external guarantees prescribed in the Articles of Association, they shall be liable for any losses suffered by the Company arising therefrom, and the Company may institute legal proceedings against them by law."

23. The following paragraph is proposed to be added to the Original Articles of Association as Article 62 thereof:

"Matters subject to decision by general meetings as required by law, administrative regulations and the Company's Articles of Association shall be considered by general meetings for the purpose of protecting the right of shareholders to decide on such matters. Where necessary and reasonable, any matter which is relevant to matters subject to resolution but unable to be decided immediately at a general meeting may be, with the authority granted by the general meeting, decided by the board of directors within the scope authorized by the general meeting.

Where the authority granted by the general meeting to the board of directors is related to a matter subject to an ordinary resolution, such resolution shall be passed by votes exceeding one-half (excluding one-half) of the voting rights of the shareholders present at the general meeting (including proxies); where it is related to a special resolution, such resolution shall be passed by a vote representing more than two-thirds of the voting rights of the shareholders present at the general meeting (including proxies). The substance of the authorization shall be clear and specific."

24. Article 58 of the Original Articles of Association will be renumbered as Article 64 thereof.

Sub-paragraphs (2), (3) and (5) of the second paragraph thereof provide that:

"The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

...

(2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(3) where shareholder(s) holding 10 % or more of the Company's issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

...

(5) whenever two or more independent directors so request."

These sub-paragraphs are proposed to be amended to read as follows:

"The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

...

(2) where the unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3) where shareholder(s) individually or jointly holding more than 10 % of the Company's issued and outstanding voting shares (excluding a proxy/proxies) request(s) in writing for the convening of an extraordinary general meeting;

...

(5) whenever independent directors reaching the quorum of the meeting so request.

The number of the shares held by the shareholder(s) referred to in the preceding sub-paragraph (3) shall be calculated as at the date on which the relevant written request is made."

25. Article 60 of the Original Articles of Association will be renumbered as Article 66 thereof.

    This Article provides that:

    "When the Company convenes a shareholders' annual general meeting, shareholder(s) holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters which fall within the functions and powers of shareholders in general meetings."

    This Article is proposed to be amended to read as follows:

    "If the Company convenes the shareholders' general meetings, the supervisory committee and the shareholders who individually or jointly holding more than 3% of shares in the Company may propose extempore motions 10 days prior to the general meetings and submit them in writing to the board of directors. The board of directors shall notify other shareholders of such motions within 2 days after receiving the motions, and submit such extempore motions to the general meetings for consideration and approval. The contents of the extempore motions shall fall within the terms of reference of the general meeting and have specified subjects and specific resolutions."

26. Article 61 of the Original Articles of Association shall be renumbered as Article 67. Paragraph 2 of Article 61 of the Original Articles of Association is proposed to be deleted:

    Paragraph 2 of Article 61 of the Original Articles of Association provides that:

    "An extraordinary general meeting shall not resolve on any matter not stated in the notice for the meeting."

27. The following paragraph is proposed to be added to the Original Articles of Association as Article 68 thereof:

    "Matters considered and decided by general meetings shall be subject to confirmation in accordance with the Company Law and the Company's Articles of Association. General meetings may decide on any matters required by the Company's Articles of Association.

    A general meeting shall not resolve on any matter not stated in the notice convening the meeting as stipulated in Article 65 and Article 66 of the Articles of Association."

28. The following paragraph is proposed to be added to the Original Article of Association as Article 69 thereof:

    "Any resolution proposed at a general meeting shall be a specific resolution in connection with matters required to be considered at the general meeting. Such resolution at the general meeting shall meet the following conditions:

    (1) The substance of the proposed resolution shall not be in contravention with the law, administrative regulations and the Company's Articles of Association and shall fall within the business scope of the Company and the terms of reference of the general meeting;

    (2) The subject of the proposed resolutions shall be definite with a specific matter for resolution;

    (3) The proposed resolutions shall be put forward or delivered to the board of directors in writing."

29. The following paragraph is proposed to be added to the Original Articles of Association as Article 78 thereof:

    "When any general meeting considers connected transactions, the connected shareholder shall not participate in the vote and the number of voting shares that it represents shall not be counted as part of the total number of valid votes. The announcement of the resolution of the general meeting shall fully disclose the votes of the non-connected shareholders. In the event that the connected shareholder cannot abstain from voting under special circumstances, the Company may, with the prior approval of the relevant authorities, carry out the vote in accordance with the normal procedure and provide a detailed explanation on the issue in the announcement of the resolution made by the general meeting.

    The aforesaid connected shareholder refers to any shareholder being a connected person or, if not a connected person, a person who are materially interested in the transaction to be voted or his associate as defined by the listing rules from time to time."

30. The following paragraph is proposed to be added to the Original Articles of Association as Article 79 thereof:

    "If a proxy attends a shareholders' general meeting on behalf of an individual shareholder, that proxy should produce his identification documentation and the letter of authorization signed by the shareholder appointing the proxy. If the legal representative of a corporate shareholder appoints a proxy to attend the meeting, that proxy should produce his identification documentation and the letter of authorization signed by the relevant legal representative appointing the proxy. If a corporate shareholder appoints a proxy as is authorized by the resolution of its board of directors or other equivalent governing body

to attend the meeting on the shareholder's behalf, the proxy should produce his identification documentation and the power of attorney, issued by the relevant board of directors or governing body, bearing the seal of the relevant corporation. All relevant letters of appointment shall specify the date on which it is issued."

31. The following paragraph is proposed to be added to the Original Articles of Association as Article 80 thereof:

"The board of directors, independent directors and certain qualifying shareholders (as determined under the criteria made by relevant regulatory authorities from time to time) of the Company may canvass the Company's shareholders for votes at shareholders' general meetings. Public canvass for votes shall be made in accordance with regulations of relevant regulatory authorities and the securities exchange(s) on which the Company's shares are listed."

32. Article 70 of the Original Articles of Association will be renumbered as Article 81.

The second paragraph of this Article thereof provides that:

"An ordinary resolution shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting."

This paragraph is proposed to be amended to read as follows:

"An ordinary resolution shall be passed by votes exceeding one-half (excluding one-half) of the voting rights of the shareholders (including proxies) present at the meeting."

33. Article 71 of the Original Articles of Association will be renumbered as Article 82.

This Article thereof provides that:

"A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.

Where a shareholder is, under the applicable listing rules, required to abstain from voting on any particular resolution or to vote only for or only against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

This Article is proposed to be amended to read as follows:

"A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except for the accumulated voting mechanism for electing directors as stipulated in Article 108 of the Articles of Association, each share shall have one (1) vote.

Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution or to vote only for or restricted to only vote against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

34. Article 76 of the Original Articles of Association will be renumbered as Article 87 thereof, and a new sub-paragraph, reading as follows, is proposed to be added thereto as sub-paragraph (5) thereof:

"The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

...

(5) Appointment, removal and non-reappointment of an accounting firm;

..."

35. Article 79 of the Original Articles of Association will be renumbered as Article 90 thereof.

This Article provides that:

"Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) Two (2) or more shareholders holding in aggregate 10 % or more of the shares carrying the right to vote at the meeting sought to be held shall sign one (1) or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as practicable proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such requisition(s). The amount of shareholdings referred to above shall be calculated as at the date of deposit of the requisition(s).

(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the requisitionists may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders' meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors.

Any reasonable expenses incurred by the requisitionists by reason of failure by the board of directors to duly convene a meeting shall be borne by the Company and any sum so repaid shall be set-off against sums owed by the Company to the defaulting directors."

This Article is proposed to be amended to read as follows:

"The supervisory committee or shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) The supervisory committee or two (2) or more shareholders individually or jointly holding in aggregate more than 10 % of the shares carrying the right to vote at the meeting sought to be held shall sign one (1) or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as practicable proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such requisition(s). The amount of shareholdings referred to above shall be calculated as at the date of deposit of the requisition(s).

(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the supervisory committee or the requisitionists may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders' meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors.

Any reasonable expenses incurred by the supervisory committee or the requisitionists by reason of failure by the board of directors to duly convene a meeting shall be borne by the Company and any sum so repaid shall be set-off against sums owed by the Company to the defaulting directors."

36. Article 80 of the Original Articles of Association will be renumbered as Article 91 thereof.

This Article provides that:

"The shareholders' general meeting shall be convened and chaired by the chairman of the board of directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors shall convene and chair the meeting. If both the chairman and vice-chairman of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and chair the meeting. If no chairman of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting."

This Article is proposed to be amended to read as follows:

"The general meeting shall be convened by the board of directors, and the chairman of the board shall preside over and act as the chairman of the meetings. If the chairman is unable or has failed to perform his duties, the deputy chairman shall preside over and act as the chairman of the meetings. In the event that the deputy chairman is unable or has failed to perform his duties, a director shall be elected by a simple majority of directors to preside over and act as the chairman of the meetings. If the board of directors is unable or fails to perform its duties of convening the general meeting, the supervisory committee shall convene, preside over and act as the chairman of the meetings in a time manner. In the event that the supervisory committee does not convene and preside over the meeting, the shareholder(s) who individually or jointly holds or hold more than 10% shares in the Company for over ninety (90) days may convene or preside over such meeting at his/their own discretion, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then any shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting."

37. Article 81 of the Original Articles of Association will be renumbered as Article 92 thereof.

This Article provides that:

"The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book."

This Article is proposed to be amended to read as follows:

"The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book. The Company shall announce the resolution of shareholders' general meetings in accordance with applicable laws and the relevant regulations of the securities exchange(s) on which the Company's shares are listed."

38. Article 83 of the Original Articles of Association will be renumbered as Article 94 thereof.

The second and third paragraph thereof provide that:

"The Company's secretary shall produce the minutes of the shareholders' general meeting, which shall be signed by directors present at the meeting.

Resolutions adopted by a shareholders' general meeting shall be included in the minutes of the meeting. The record and minutes of the meeting shall be in Chinese. Such record and minutes, shareholders' attendance lists and proxy forms shall be kept at the Company's place of residence."

This paragraph is proposed to be amended to read as follows:

"The Company's secretary shall produce the minutes of the shareholders' general meeting, which shall be signed by the person in charge (chairman of the meeting) and directors present at the meeting.

Resolutions adopted by a shareholders' general meeting shall be included in the minutes of the meeting. The record and minutes of the meeting shall be in Chinese. Such record and minutes, shareholders' attendance lists and proxy forms shall be permanently kept at the Company's place of residence."

39. Article 89 of the Original Articles of Association will be renumbered as Article 100 thereof, and the following paragraph is proposed to be added thereto as the second paragraph thereof:

"Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution of any class meeting or to vote only for or against any particular resolution of any class meeting, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

40. Article 92 of the Original Articles of Association will be renumbered as Article 104 thereof.

The sub-paragraph 2 of the second paragraph thereof provides that:

"where the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities commission of the State Council."

This sub-paragraph is proposed to be amended to read as follows:

"where the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the regulatory securities authority of the State Council."

41. Article 93 of the Original Articles of Association will be renumbered as Article 105 thereof.

The first paragraph thereof provides that:

"The Company shall have a board of directors. The board of directors shall consist of 12* directors, more than half of which shall be outside directors (hereinafter referred to those who do not hold offices in the Company), and of which more than three shall be independent directors (hereinafter referred to directors who are independent from the

Company's shareholders and do not hold offices in the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management."

This paragraph is proposed to be amended to read as follows:

"The Company shall have a board of directors. The board of directors shall consist of 12 directors, more than half of which shall be outside directors (hereinafter referred to those who do not hold offices in the Company), and of which more than four shall be independent directors (hereinafter referred to directors who are independent from the Company's shareholders and do not hold offices in the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management."

* *Note: This assumes that the amendment to Articles 93 relating to the changes in the number of directors has been approved.*

42. Article 94 of the Original Articles of Association will be renumbered as Article 106, with the first, second and seventh paragraphs thereof being proposed to be amended, a new paragraph added thereto as the second paragraph, and the original third and fourth paragraphs thereof deleted.

This Article has seven paragraphs:

"Directors shall be elected at the shareholders' general meeting each for a term of three (3) years. At the expiry of a director's term, the term is renewable upon re-election. (Note: first paragraph)

A written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall be given to the Company seven (7) days before the date of such shareholders' general meeting. (Note: second paragraph)

Subject to compliance with all relevant laws and administrative regulations, the shareholders' general meeting may by extraordinary resolution remove any director before the expiration of his term of office. However, the director's right to claim for damages which arises out from his removal shall not be affected thereby. (Note: third paragraph)

The chairman and the deputy chairman shall be elected and removed by more than one-half of all of the members of the board of directors. The term of office of each of the chairman and the deputy chairman is three (3) years, which term is renewable upon re-election. (Note: fourth paragraph)

The outside directors shall have sufficient time and necessary knowledge and ability to perform their duties. When an outside director performs his duties, the Company must provide necessary information and independent directors may directly report to the shareholders' meeting, the securities regulatory authority under the State Council and other relevant departments thereon. (Note: fifth paragraph)

The executive directors shall handle matters as authorized by the board of directors. (Note: sixth paragraph)

The Directors shall not be required to hold shares in the Company. (Note: seventh paragraph)"

After the first, second and seventh paragraphs amended, a new paragraph added as the second paragraph, and the original third and fourth paragraphs deleted, the amended Article has six paragraphs:

"Directors shall be elected at the shareholders' general meeting each for a term of three (3) years (from the election date until the date on which the new board of directors has been elected by a general meeting). At the expiry of a director's term, the term is renewable upon re-election, but any independent director may not serve in this position for a consecutive period of over six years. (Note: first paragraph, amended)

The list of director candidates shall be submitted as a motion to the shareholders' general meeting for resolution. The candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholder(s) individually or jointly holding more than 5% of the total number of the Company's shares carrying voting rights and be elected by the shareholders' general meeting. (Note: second paragraph, added)

A written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall be given to the Company seven (7) days before the date of such shareholders' general meeting. The minimum length of the period for submission of such notices shall be seven (7) days. (Note: third paragraph)

The outside directors shall have sufficient time and necessary knowledge and ability to perform its duties. When an outside director performs his duties, the Company must provide necessary information and independent directors may directly report to the shareholders' meeting, the securities regulatory authority of the State Council and other relevant departments thereon. (Note: fourth paragraph)

The executive directors shall handle matters as authorized by the board of directors. (Note: fifth paragraph)

Directors are natural persons who shall not be required to hold shares in the Company. (Note: sixth paragraph, amended)"

43. The following paragraph is proposed to be added to the Original Articles of Association as Article 107 thereof:

"The following procedures shall have been carried out prior to the election of any non-independent director:

(1) The party nominating any non-independent director candidate shall have obtained the nominee's consent prior to the nomination, and shall be fully aware of such particulars of the nominee in terms of his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently and be responsible for providing to the Company written materials in relation to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a director upon being elected.

(2) If the nomination of a non-independent director candidate occurs before the meeting of the board of directors, the written materials pertaining to the particulars of the nominee described in sub-paragraph (1) of this Article shall, if required under applicable laws, regulations and/or relevant listing rules, be announced together with the resolution of the board of directors in accordance with such requirements.

(3) If an extempore motion proposed for the election of any non-independent director is put forward by shareholder(s) who, individually or jointly, hold(s) more than 5% of the total number of shares of the Company carrying the voting right, or by the supervisory committee, the following documents shall be submitted to the Company sixteen (16) days before the annual general meeting: the intent to nominate a director candidate , the written notice of the nominee expressing his willingness to accept the nomination, and the written materials pertaining to the particulars of the nominee and the nominee's undertakings as mentioned in the preceding sub-paragraph (1) of this Article. Such notices shall not be submitted before the day following the delivery of notice of the relevant meeting for the election of directors and shall be submitted no later than seven (7) days before the date of the relevant general meeting"

44. The following paragraph is proposed to be added to the Original Articles of Association as Article 108 thereof:

"If the controlling interest of the Company's controlling shareholder exceeds 30%, and when a vote is held at the shareholders' general meeting on a resolution to elect a director, an accumulated voting mechanism shall be adopted such that when more than two directors are being elected at a general meeting of the shareholders, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of director candidates; a shareholder may cast all of his votes on one candidate or may split his votes and cast them on more than one candidate."

45. A new Article is proposed to be added to the Original Articles of Association by re-scheduling the fourth paragraph of Article 94 thereof as Article 109.

46. Article 95 of the Original Articles of Association will be renumbered as Article 110 thereof, with sub-paragraph (12) of the first paragraph and the second paragraph thereof being proposed to be amended, two new sub-paragraphs added thereto as sub-paragraphs (8) and (9) of the first paragraph and one new paragraph added thereto as the third paragraph.

Sub-paragraph (12) of the first paragraph and the second paragraph thereof provide that:

"The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

...

...

(12) to exercise any other powers conferred by the shareholders in general meetings and these Articles of Associations.

Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

Sub-paragraph (12) of the first paragraph and the second paragraph thereof are proposed to be amended to read as follows (of which sub-paragraph (12) to be re-numbered as sub-paragraph (14)), two new sub-paragraphs are proposed to be added thereto as sub-paragraphs (8) and (9) thereof, and one paragraph added thereto as the third paragraph:

"The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

...

(8) to decide on other matters of external guarantee other than those requiring approval of the shareholders' general meeting, in accordance with the provisions of laws, administrative regulations and Articles of Associations;

(9) to decide on the general investment, risky investment, connected transactions, charge on asset and other matters of guarantee within the authorization by the shareholders' general meeting;

......

(14) to exercise any other powers as provided by laws, regulations or this Articles of Association and conferred by the shareholders in general meetings.

Other than the board resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (13) of this Article and matters of external guarantee which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board resolutions in respect of all other matters may be passed by the affirmative vote of exceeding one-half of all of the directors.

If any director is associated with the enterprises that are involved in the matters to be resolved by the board meetings, he shall not exercise his voting rights for such matters, and shall not exercise voting rights on behalf of other directors. Such board meetings shall be convened with more than half of the directors who are not connected, and the decisions made by the board meetings shall be passed by more than half of the directors who are not connected. The aforesaid matters to be passed by more than two-thirds of the directors shall be passed by votes of more than two-thirds of the directors who are not connected. If the number of directors attending the board meetings is no less than three, such matters shall be submitted to the Company's general meeting for approval......."

47. The following paragraph is proposed to be added to the Original Articles of Association as Article 111 thereof:

"With the authorization of the board of directors, the chairman of the board is entitled to exercise some of the functions and powers of the board of directors while the board is not in session. The substance of the authorization of the board of directors shall be clear and specific."

48. Article 96 of the Original Articles of Association is proposed to be renumbered as Article 112 thereof.

The first paragraph thereof provides that:

"The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposal, and the amount or value of the consideration for any such disposal of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposal, exceeds 33 % of the value of the Company's fixed assets as shown in the latest balance sheet which was tabled at a shareholders' general meeting."

This paragraph is proposed to be amended to read as follows:

"The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposal, and the amount or value of the consideration for any such disposal of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposal, exceeds 33 % of the value of the Company's fixed assets as shown in the latest balance sheet which was tabled at a shareholders' general meeting. Should there be any inconsistency between the preceding requirements and provisions of the securities exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail."

49. The following paragraph is proposed to be added to the Original Articles of Association as Article 113 thereof:

"The board of directors shall be entitled to make decisions on the investment (including risky investment) or acquisition within the authorization granted by the general meeting, unless otherwise stated in applicable laws, regulations and/or relevant listing rules. The board of directors, however, shall organize experts and professionals to review any significant investment or acquisition beyond the authorization granted by the board of directors, and submit them to the general meeting for approval."

50. Article 97 of the Original Articles of Association will be renumbered as Article 113 thereof, with three new sub-paragraphs being proposed to be added thereto as sub-paragraph (4), (5) and (6) of the first paragraph thereof, and the second paragraph thereof being proposed to be amended:

The second paragraph thereof provides that:

"When the chairman is unable to exercise his powers, such powers shall be exercised by another director who has been designated by the chairman to exercise such powers on his behalf."

Three new sub-paragraphs are proposed to be added thereto as sub-paragraph (4), (5) and (6) of the first paragraph thereof, and the second paragraph is proposed to be amended, to read as follows:

"The chairman of the board of directors shall exercise the following powers:

...

(4) to sign important documents of the board of directors and other documents which should be signed by the legal representative of the Company;

(5) to exercise the functions and powers of the legal representative;

(6) in any emergent force majeure events such as natural disasters, to exercise his special right of disposition in accordance with law and in the interests of the Company, and report to the board of directors and the general meeting of the Company thereafter;

The deputy chairman shall assist the chairman in performing his duties. If the chairman is unable or fails to perform his duties, such duties shall be performed by the deputy chairman; in the event that the deputy chairmen is unable or fails to perform their duties, a director shall be elected jointly by a simple majority of the directors to perform such duties."

51. Article 98 of the Original Articles of Association will be renumbered as Article 115 thereof.

The first paragraph thereof provides that:

"Meetings of the board of directors shall be held at least twice every year and shall be convened by the chairman of the board of directors. All of the directors should be notified of the meeting ten (10) days beforehand. Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by more than one-third of the directors, the chairman of the board of directors or the Company's president, without being subject to the provisions of Article 99 on notice of the meetings."

This paragraph is proposed to be divided into the first and second paragraphs with amendments to read as follows:

"Meetings of the board of directors shall be held at least twice every year and shall be convened by the chairman of the board of directors. All of the directors and supervisors should be notified of the meeting fourteen (14) days beforehand.

The chairman of the board of directors shall, without being subject to the period of notification, convene an extraordinary meeting of the board of directors within ten (10) days in any of the following circumstances:

(1) shareholder(s) representing more than 10% of the voting rights so request(s);

(2) the chairman of the board of directors considers necessary;

(3) more than one-third of the directors so request jointly;

(4) more than half of independent directors so request jointly;

(5) the supervisory committee so requests;

(6) the president of the Company so requests."

52. Article 99 of the Original Articles of Association will be renumbered as Article 116 thereof.

The second and third paragraphs thereof provide that:

"Notice of board meetings shall be given by the following methods:

...

(2) For meetings of the board of directors of which the time and venue have not been decided by the board of directors beforehand, the chairman of the board of directors shall notify the directors of the time and venue of such meeting 10 days in advance by telex, by telegram, by facsimile, by express service or by registered mail or by hand, unless otherwise provided for in Article 98.

(3) The notice shall be written in Chinese and where necessary, may include an English version, and shall contain the meeting agenda. Any director may waive his right to receive notice of the board meeting."

This paragraph is proposed to be amended to read as follows:

"Notice of board meetings shall be given by the following methods:

...

(2) For meetings of the board of directors of which the time and venue have not been decided by the board of directors beforehand, the chairman of the board of directors shall notify the directors and supervisors of the time and venue of such meeting 14 days in advance by telex, by telegram, by facsimile, by express service or by registered mail or by hand, unless otherwise provided for in Article 115.

(3) The notice shall be written in Chinese and where necessary, may include an English version. Any director may waive his right to receive notice of the board meeting."

53. Article 101 of the Original Articles of Association will be renumbered as Article 118 thereof.

This Article provides that:

"A board meeting shall only be convened if more than half of the board of directors are present (including any directors appointed in writing pursuant to Article 102 to attend the meeting as the representatives of other directors). Each director has one vote. Any resolution requires the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal division of votes, the chairman of the board of directors is entitled to a casting vote."

This Article is proposed to be amended to read as follows:

"A board meeting shall only be convened if a majority of the board of directors are present (including any directors appointed in writing pursuant to Article 119 to attend the meeting as the representatives of other directors). Each director has one vote. Any resolution requires the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal votes, the chairman of the board of directors is entitled to a casting vote."

54. Article 102 of the Original Articles of Association will be renumbered as Article 119 thereof, with a new paragraph, reading as follows, being proposed to be added thereto as the third paragraph thereof:

"In case a director has failed to be present in person at any two consecutive board meetings, nor authorized another director to be present at the board meeting on his behalf, he shall be considered unable to fulfill his responsibilities as a director, and the board of directors shall accordingly suggest the shareholders' general meeting making a replacement."

55. Article 104 of the Original Articles of Association will be renumbered as Article 121, with the first paragraph being proposed to be amended and the second paragraph deleted.

The first paragraph thereof provides that:

"The board of directors shall keep minutes of resolutions passed at meetings of the board of directors in Chinese. Opinions of the independent (non-executive) directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the chairman in writing within one week after receipt of the meeting minutes. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes after they are finalised. The minutes of board meetings shall be kept at the premises of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director."

This is proposed to be amended to read as follows:

"The board of directors shall keep minutes of resolutions passed at meetings of the board of directors in Chinese. Any director present at a meeting is entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Opinions of the independent (non-executive) directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the chairman in writing within one week after receipt of the meeting minutes. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes after they are finalised. The minutes of board meetings shall be permanently kept at the premises of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director."

56. The following paragraph is proposed to be added to the Original Articles of Association as Article 122 thereof:

"Any written resolution by the directors but not signed in accordance with the statutory procedure shall have no legal effect as a resolution of the meeting of the board of directors even if each director has expressed his opinion by different means.

Any directors who have voted for a resolution passed at a board meeting which is however in violation of the law, administrative regulations, the Company's Articles of Association or any resolutions of a general meeting shall be directly liable. If it can be proved that a director has voted against such a resolution and that such objection was recorded in the minutes of the meeting, such director may be released from any liability. Any director who has cast abstention vote, or who has been absent at the meeting and has not authorized another person to be present on his behalf at the meeting, may not be released from such liability. Similarly, any director who has clearly expressed his opposition during the discussion but has not voted against the relevant resolution may not be released from liability."

57. A new Article is added to the Original Articles of Association by re-scheduling the third paragraph of Article 94 thereof as Article 123 thereof.

58. A new Article, reading as follows, is proposed to be added to the Original Articles of Association as Article 124 thereof:

"A director may resign before his term of office expires. Any director who intends to resign shall submit a written letter of resignation to the board of directors. In addition to this, any independent director who intends to resign shall explain the issues and circumstances related to his resignation or any other issues or circumstances that he considers necessary to be brought to the attention of the Company's shareholders or creditors.

If a director's resignation results in the then number of members of the board of directors to fall below the minimum required quorum of the board of directors, that director's resignation shall not come into effect until the vacancy resulting from his resignation is filled by his successor. Other directors shall convene an extraordinary shareholder's general meeting to elect a new director therefor as soon as possible. Before such a shareholders' general meeting makes its resolution on the election, the functions and the powers of the relevant director who has tendered his resignation and those of the other members of the board of directors shall be subject to reasonable restrictions.

If an independent director's resignation results in the proportion of the then remaining independent directors to the total number of directors in the board being less than minimum ratio required by any relevant regulatory authorities, that independent director's resignation shall not come into effect until his vacancy is filled by his successor."

59. A new Chapter of "Independent Directors" is proposed to be added the Original Articles of Association as Chapter XI thereof, which comprises Articles 125 to 131 being proposed to read as follows:

Article 125 An independent director candidate of the Company shall be nominated by the board of directors, the supervisory committee, or shareholder(s) individually or jointly holding more than 1% of the total number of shares carrying the right to vote, and shall be elected by a shareholders' general meeting of the Company.

(1) The party nominating any independent director candidate shall have obtained the nominee's consent prior to the nomination, and shall be fully aware of such particulars of the nominee in terms of his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently and be responsible for providing to the Company written materials in relation to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a director upon being elected.

(2) The party nominating any independent director shall give his opinions as to the nominee's qualification and independency as an independent director. If required under any applicable laws, regulations and/or the applicable listing rules, the nominee shall make a public announcement in accordance with such requirements stating that there exists no relationship between the Company and him that affects his independent and objective judgment.

(3) If the nomination of an independent director candidate occurs before the meeting of the board of directors, the written materials pertaining to the particulars of the nominee described in paragraphs (1) and (2) of this Article shall, if required under applicable laws, regulations and/or relevant listing rules, be announced together with the resolution of the board of directors in accordance with such requirements.

(4) If an extempore motion proposed at a general meeting for the election of any independent director is put forward by shareholder(s) who, individually or jointly, hold(s) more than 5% of the total number of shares of the Company carrying the voting right, or by the supervisory committee, the following documents shall be submitted to the Company sixteen (16) days before the annual general meeting: the intent to nominate a director candidate , the written notice of the nominee expressing his willingness to accept the nomination, and the written materials pertaining to the particulars of the nominee and the nominee's undertakings as mentioned in the preceding paragraphs (1) and (2) of this Article.

(5) Before the shareholders' general meeting for the election of the independent director, if required under any applicable laws, regulations and/or the relevant listing rules, the Company shall submit the relevant materials concerning the

nominee to the securities regulatory authority of the State Council, relevant local official agencies of the securities regulatory authority of the State Council in the area in which the Company is located, and the stock exchange(s) and relevant regulatory authorities on which the Company's shares are listed. If the board of directors disputes the particulars pertaining to the nominee, it shall also submit its written opinions to the relevant authorities. If the securities regulatory authority of the State Council objects to a nominee, such person may not be an independent director candidate. When the shareholders' general meeting is convened for the election of the independent director, the board of directors of the Company shall explain whether the securities regulatory authority of the State Council objects to the relevant nominee.

Article 126 The independent director shall meet the following basic requirements:

(1) He shall be qualified to take the position of a director in accordance with the law, administrative regulations and other relevant requirements;

(2) He shall be independent as is required by applicable laws, administrative regulations, departmental provisions and the relevant listing rules;

(3) He shall have basic knowledge of the operation of a listed company, and is familiar with relevant laws, administrative regulations, provisions and rules (including but not limited to accounting principles);

(4) He shall have more than five (5) years' legal or economic working experience or other working experience necessary for the discharge of the duties of an independent director;

(5) He shall meet other conditions provided for under the Company's Articles of Association.

Article 127 The independent director shall be independent. Unless otherwise provided for under applicable laws, regulations and/or the relevant listing rules, the following persons shall not be the Company's independent directors:

(1) Staff of the Company or its subsidiaries, their lineal relatives or persons who have a significant social relationship with any of them (lineal relatives referring to persons being spouse, parents and children; and significant social relationship being relationship of brothers and sisters, parents-in-law, children-in-law, spouse of brothers and sisters, and the spouse's brothers and sisters);

(2) Any natural person who directly or indirectly holds more than 1% of the Company's shares in issue, or any natural person shareholder who is among the ten largest shareholders of the Company, and his lineal relatives;

(3) Any employee of any corporate shareholder that directly or indirectly holds more than 5% of the Company's shares in issue, or any employee of any of the five largest corporate shareholders of the Company, and his lineal relatives;

(4) Any person who was a person mentioned in any of the aforesaid three categories during the last one year;

(5) Any person who provides financial, legal or advisory services to the Company or to its subsidiaries;

(6) Any person who has been determined as being improper to serve as an independent director by the securities regulatory authority of the State Council.

Article 128 The board of directors shall propose to the shareholders' general meeting to dismiss or replace the independent director who has not been present in person for three times consecutively at board meetings. Except for the persons mentioned above and those stipulated under the Company Law as being improper to serve as an independent director, the independent director shall not be dismissed until the expiry of his term of office without reason. The Company shall disclose the early dismissal as a matter of special disclosure item, while the independent director concerned who believes that his dismissal has been unreasonably made may make a public announcement.

Article 129 In addition to the functions and powers stipulated by the Company Law, other relevant laws, administrative regulations and regulations and the Articles of Association, the independent directors shall have the following specific functions and powers:

(1) In respect of major connected transactions (as determined by the criteria announced by the competent regulatory authority from time to time) that shall be considered at the shareholders' general meeting as required by the law, regulations and applicable listing rules, and in respect of appointment and removal of the Company's accounting firm (if required under applicable laws, regulations and/or applicable listing rules), the relevant requirements shall be observed; and if more than half of the independent directors approve the relevant matters, it shall be put forward to the board of directors for review. The resolution of the board of directors in respect of the Company's connected transactions shall not become effective until each independent director has signed for the resolution. Before any independent director arrives at his decision, he may employ agency firms to provide an independent financial report as the basis of his decision;

(2) Independent directors shall propose to the board of directors in respect of proposals to retain or dismiss an accounting firm;

(3) Independent directors may request the board of directors to convene extraordinary shareholders' general meetings;

(4) Independent directors shall propose to convene board meetings;

(5) Independent directors shall appoint external auditors and consulting advisors;

(6) Independent directors may publicly canvass for votes from shareholders prior to shareholders' general meetings;

(7) Independent directors may directly report to the shareholders' general meeting, the securities regulatory authority of the State Council, and other relevant authorities.

Independent directors shall obtain the consent from more than half of the total number of independent directors in the exercise of their functions and powers provided for under sub-paragraphs (2), (3), (4), (6) and (7) of this Article, and from all of the independent directors in the exercise of their functions and powers provided for under sub-paragraph (5) of this Article.

Article 130 In addition to exercising the above-mentioned functions and powers, the independent directors shall provide independent opinions to the board of directors or the shareholders' general meetings concerning the following issues:

(1) Nomination, appointment and dismissal of directors;

(2) Appointment or dismissal of any member of the Company's senior management;

(3) Remuneration of directors and members of the Company's senior management;

(4) Issues that the independent directors consider possible to impair on the rights and interests of minority shareholders;

(5) Important capital transfers between the Company and the shareholders or between the Company and its connected enterprises;

(6) Distribution plans of the cash profits that the board of directors has not made;

(7) Other issues regulated by applicable laws, regulations and the Articles of Association.

Each of the independent directors shall provide his comments on the above issues by way of: either agreeing to the relevant proposal; reserving his opinion with reasons; objecting to the relevant proposal with reasons; or expressing his view as not being able to provide his comments and his difficulties thereof.

Article 131 The independent directors shall submit their annual report of the work undertaken to the shareholders' general meeting of the Company accounting for their performance of duties."

60. Article 105 of the Original Articles of Association shall be renumbered as Article 132.

Sub-paragraph 3 of the second paragraph of the Original Articles of Association provide that:

"The Strategy and Investment Committee shall be accountable to the board of directors and exercise the following functions:

...

(3) determine the establishment, merger and demerger of the subsidiaries of the Company;

..."

This paragraph is proposed to be amended to read as follows:

"The Strategy and Investment Committee shall be accountable to the board of directors and exercise the following functions:

...

(3) determine the establishment, merger and demerger of the material subsidiaries of the Company;

..."

61. Article 109 of the Original Articles of Association will be renumbered as Article 136 thereof.

Sub-paragraph (10) of the second paragraph thereof provides that:

"The main responsibilities of the secretary of the board of directors include:

...

(10) to exercise other powers and duties authorized by the board of directors and other powers and duties required in the overseas listing jurisdiction."

This sub-paragraph is proposed to be amended to read as follows:

"The main responsibilities of the secretary of the board of directors include:

...

(10) to exercise other powers and duties authorized by the board of directors and other powers and duties required under the law of jurisdiction in which the Company's shares are listed or relevant provisions of the securities exchange located therein."

62. Article 110 of the Original Articles of Association will be renumbered as Article 137 thereof.

    This Article provides that:

    "A director or other senior officer of the Company may also act as the secretary of the board of directors. The certified public accounting firm which has been appointed by the Company to act as its auditors shall not act as the secretary of the board of directors."

    This is proposed to be amended to read as follows:

    "A director or other senior officer of the Company (excluding the president and financial controller) may also act as the secretary of the board of directors. The certified public accounting firm which has been appointed by the Company to act as its auditors shall not act as the secretary of the board of directors."

63. Article 112 of the Original Articles of Association will be renumbered as Article 139, with a new paragraph, reading as follows, being proposed to be added thereto as the third paragraph thereof:

    "A director may also act as the president, deputy president or other senior officer. However, directors who do so shall not exceed half of the total number of directors."

64. The following paragraph is proposed to be added to the Original Articles of Association as Article 140 thereof:

    "The term of office of the president shall be three years and renewable upon re-election."

65. Article 113 of the Original Articles of Association will be renumbered as Article 141 thereof, with two new sub-paragraphs, reading as follows, being proposed to be added thereto as sub-paragraphs (10) and (11) thereof:

    "The president shall be accountable to the board of directors and shall exercise the following functions and powers:

    ...

    (10) to propose the salary, welfare, awards and punishment for the staff of the Company and to make decision on employment or dismissal of the staff of the Company; and

    (11) to propose to convene extraordinary meetings of the board of directors;

    ..."

66. The following paragraph is proposed to be added to the Original Articles of Association as Article 142 thereof:

"The president shall report to the board of directors, or report at the request of the supervisory committee, the signing, execution, capital operation and profit and loss of the Company's major contracts. The president shall ensure the authenticity of the report."

67. The following paragraph is proposed to be added to the Original Articles of Association as Article 143 thereof:

"The president shall in advance consult the employees before making decisions on issues related to their own interests such as salary, welfare, production safety and work, labor insurance and termination of appointment (or dismissal)."

68. Article 117 of the Original Articles of Association will be renumbered as Article 147.

The first paragraph thereof provides that:

"The supervisory committee shall comprise five (5) supervisors including outside supervisors (hereinafter meaning supervisors who do not hold office in the Company) who shall constitute more than half of the supervisory committee. The supervisory committee shall have one (1) chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment."

This is proposed to be amended to read as follows:

"The supervisory committee shall compose of five (5) supervisors including outside supervisors (hereinafter meaning supervisors who do not hold office in the Company) who shall constitute more than half of the supervisory committee. The number of supervisors who are employee representatives shall constitute no less than one-third of the members of the supervisory committee. The supervisory committee shall have one (1) chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment."

69. The Article 118 of the Original Articles of Association will be renumbered as Article 148.

The first paragraph thereof provides that:

"The supervisory committee shall include four (4) supervisors who shall represent the shareholders (hereinafter including qualified outside supervisors) and one (1) supervisor who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically."

This paragraph is proposed to be amended to read as follows:

"The supervisory committee shall include three (3) supervisors who shall represent the shareholders (all of which are outside supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically."

70. The following paragraph is proposed to be added to the Original Articles of Association as Article 149 thereof:

"The list of supervisor candidates representing the shareholders shall be submitted as a motion to the shareholders' general meeting for resolution. Such supervisor candidates shall be nominated by the board of directors, the supervisory committee and the shareholder(s) individually or jointly holding more than 5% of the total number of shares of the Company carrying voting rights. The election and removal of such supervisors shall be determined at the shareholders' general meeting of the Company."

71. Article 120 of the Original Articles of Association will be renumbered as Article 151 thereof.

This Article provides that:

"Meetings of the supervisory committee shall be held at least once every year, and shall be convened by the chairman of the supervisory committee."

This is proposed to be amended to read as follows:

"Meetings of the supervisory committee shall be held at least once every six months, and shall be convened and chaired by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable or has failed to perform his duties, a supervisor shall be elected by a simple majority of supervisors to convene and chair meetings of the supervisory committee. Notices convening meetings of the supervisory committee shall be delivered to all supervisors no less than 10 days before the meeting is convened."

72. The following paragraph is proposed to be added to the Original Articles of Association as Article 152 thereof:

"If any supervisor fails to attend meetings of the supervisory committee in person twice consecutively, nor appoints another supervisors to be present on his behalf, he shall be deemed incapable of performing his responsibilities and the shareholders' general meeting or the employee representatives' meeting shall remove that supervisor."

73. The following paragraph is proposed to be added to the Original Articles of Association as Article 153 thereof:

"If supervisors have not been re-elected in time when the terms of service of the current supervisors have expired, or any supervisor's resignation before his term of service expires causes the number of supervisors to be less than the required quorum, the supervisors whose terms have just expired shall continue to perform their duties in accordance with the provisions of the laws, administrative regulations and articles of association until the vacancy has been filled by another elected supervisor."

74. Article 121 of the Original Articles of Association will be renumbered as Article 154.

(1) Sub-paragraph (7) of the first paragraph thereof is proposed to be re-scheduled as sub-paragraph (9) and amended, with two new sub-paragraphs (5) and (7) to be added thereto.

The first paragraph thereof provides that:

"The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

...

(7) other functions and powers specified in the Articles of Association."

This paragraph is proposed to be amended to read as follows:

"The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

...

(5) to propose an extempore motion at the general meeting;

...

(7) to propose to convene an extraordinary board meeting;

...

(9) other functions and powers specified in the law, administrative regulations and the Articles of Association and provided by the shareholders' general meeting."

(2) The second paragraph thereof provides that:

"The supervisory committee may make recommendations on the appointment of accounting firm by the Company, may appoint another accounting firm in the name of the Company when necessary to examine financial affairs of the Company independently, and may directly report relevant information to the securities authorities of the State Council and other relevant authorities."

This paragraph is proposed to be amended to read as follows:

"The supervisory committee may make recommendations on the appointment of accounting firm by the Company, may appoint another accounting firm in the name of the Company when necessary to examine financial affairs of the Company independently, and may directly report relevant information to the securities regulatory authority of the State Council and other relevant authorities."

75. The following paragraph is proposed to be added as Article 155 of the Articles of Association:

"The supervisory committee may request for the directors, president, deputy president and other senior officers, internal and external accounting officers to attend meetings of the supervisory committee and answer to the questions raised by the supervisory committee."

76. The following paragraph is proposed to be added as Article 157 of the Articles of Association:

"The supervisory committee shall produce minutes in respect of resolutions of the meetings, and the supervisors and recorder(s) attending the meetings shall sign the minutes. Each supervisor shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be kept well and permanently as important records of the Company."

77. Article 125 of the Original Articles of Association will be renumbered as Article 160.

(1) Sub-paragraphs (3) of the first paragraph of this Article is proposed to be amended and a new sub-paragraphs is proposed to be added thereto as sub-paragraph (11) of the first paragraph thereof.

Sub-paragraphs (3) of the first paragraph of this Article provides that:

"A person may not serve as a director, supervisor, president, deputy president or any other senior officer of the Company if any of the following circumstances apply:

...

(3) a person who is a former director, factory manager or manager of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

..."

Sub-paragraph (3) of the first paragraph of this Article is proposed to be amended and a new sub-paragraphs is proposed to be added thereto as sub-paragraphs (11) of the first paragraph thereof:

"A person may not serve as a director, supervisor, president, deputy president or any other senior officer of the Company if any of the following circumstances apply:

...

(3) a person who is a former director, factory manager or manager of a company or enterprise which has been dissolved or put into liquidation and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

...

(11) a person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed."

(2) The following paragraph is proposed to be added thereto as the second paragraph thereof:

"In case any of the above circumstances occurs in respect of any director in service, the board of directors shall terminate all functions and powers of that director on the date on which the circumstance has become known to it and shall suggest the shareholders' general meeting to remove that director. In case any of the above circumstances occurs to the president in service, the board of directors shall terminate all functions and powers of the president on the date on which the circumstance has become known to it and shall convene a board meeting to remove that president. In case any of the above circumstances occurs to any supervisor in service, the supervisory committee shall terminate all the functions and powers of that supervisor on the date on which the circumstance has become known to it and shall suggest the shareholders' general meeting or employee representatives' meeting to remove that supervisor."

78. The following paragraph is proposed to be added to the Original Articles of Association as Article 161 thereof:

"Unless otherwise stipulated under the Articles of Association or legally authorized by the board of directors, any director shall not act on behalf of the Company or the board of directors in his own name. When a director acts in his own name, a third party could reasonably believe that he is acting on behalf of the Company or the board of directors. Thus he shall first declare his position and status."

79. Article 128 of the Original Articles of Association will be renumbered as Article 164.

This Article provides that:

"Each of the Company's directors, supervisors, president and other senior officers owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonable and prudent person would exercise in similar circumstances."

This Article is proposed to be amended to read as follows:

"Each of the Company's directors, supervisors, president, deputy president and other senior officers owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonable and prudent person would exercise in similar circumstances, including but not limited to such criteria and guidelines providing for the professional ethics of the Company's staff as prescribed by the Company."

80. Article 129 of the Original Articles of Association will be renumbered as Article 165.

    Paragraph (11) thereof provides that:

    "not to misappropriate the Company's funds nor to lend such funds to any person, not to use the Company's assets to set up deposit accounts in his own name or in any name nor to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;"

    This paragraph is proposed to be amended to read as follows:

    "not to misappropriate the Company's funds, not to use the Company's assets to set up deposit accounts in his own name or in any other name nor to lend the Company's funds to any person, nor use the Company's assets to provide any guarantee for any person without prior consent of the general meeting when aware of this matter;"

81. The following paragraph is proposed to be added to the Original Articles of Association as Article 166 thereof:

    "When the general meeting requires the directors, supervisors, president, deputy presidents and other senior officers to attend the meeting, the directors, supervisors, president, deputy presidents and other senior officers shall so attend and answer shareholders' questions.

    The directors, president, deputy presidents and other senior officers shall provide the supervisory committee of true and relevant information and shall not hamper the supervisory committee's performance of duties."

82. Article 131 of the Original Articles of Association will be renumbered as Article 168.

    This Article provides that:

    "The fiduciary duties of the directors, supervisors, president and other senior officers of the Company do not necessarily cease upon termination of their term of office. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their term of office. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, president and other senior officer on the one hand and the Company on the other hand was terminated."

This Article is proposed to be amended to read as follows:

"The fiduciary duties of the directors, supervisors, president, vice president and other senior officers of the Company do not necessarily cease when they resign or upon the termination of their term of office. Such officers shall continue to observe their respective fiduciary duties at any time before the resignation or expiry of term of office, as the case may be, becomes effective and for a reasonable period thereafter. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their term of office until such secrets become publicly known. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, president and other senior officer on the one hand and the Company on the other hand was terminated."

83. The following paragraph is proposed to be added to the Original Articles of Association as Article 169 thereof:

"Any director, supervisor, president, deputy president or other senior officer of the Company who has left his office without authorization before his term of office expires and thereby caused the Company to incur a loss shall be liable to the Company for compensation."

84. Article 133 of the Original Articles of Association will be renumbered as Article 171.

The second paragraph thereof provides that:

"Subject to the exceptions provided by these Articles of Association, a director shall not vote at the relevant meeting of the board of directors in respect of any contract, transaction or arrangement in which he, or his associates (as defined by the applicable listing rules), are materially interested and he shall not be counted as part of the quorum of such meeting."

This paragraph is proposed to be amended to read as follows:

"Subject to the exceptions provided by these Articles of Association, a director shall not vote at the relevant meeting of the board of directors in respect of any contract, transaction or arrangement in which he, or his associates (as defined by the applicable listing rules which may be revised from time to time), are materially interested and he shall not be counted as part of the quorum of such meeting."

85. The following paragraph is proposed to be added to the Original Articles of Association as Article 178 thereof:

"Subject to the approval of the shareholders' general meeting, the Company may purchase liability insurance for its directors, supervisors, president, deputy president and other senior officers, except for liabilities arising from the violation of laws, administrative regulations or the Articles of Association of the Company."

86. Chapter XVI of the Original Articles of Association will be renumbered as Chapter XVII thereof, with its title being proposed to be changed from "Financial and Accounting System and Profit Distribution" to "Financial Accounting System, Profit Distribution and Auditing".

87. Article 144 of the Original Articles of Association will be renumbered as Article 183.

The third paragraph thereof provides that:

"At the end of each fiscal year, the Company shall prepare a financial report which shall be audited and verified in a manner prescribed by law."

This paragraph is proposed to be amended to read as follows:

"At the end of each fiscal year, the Company shall prepare a financial report which shall be audited and verified by an accounting firm in a manner prescribed by law."

88. Article 149 of the Original Articles of Association will be renumbered as Article 188.

This Article provides that:

"The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year."

This Article is proposed to be amended to read as follows:

"The Company shall publish its financial reports four times every fiscal year, that is, the first quarterly financial report shall be published within thirty (30) days after the expiration of the first three (3) months of each fiscal year; the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the third quarterly financial report shall be published within thirty (30) days after the expiration of the first nine (9) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year."

89. The following paragraph is proposed to be added to the Original Articles of Association as Article 189 thereof:

"The Company's annual financial report and interim report for any mid-year profit distribution should include the following:

(1) Balance sheet;

(2) Income statement;

(3) Statement of profit distribution;

(4) Cash flow statement;

(5) Notes to financial statements.

If the Company does not make a mid-year profit distribution, the interim report shall include the above-mentioned financial statements and notes except that set out in the preceding sub-paragraph (3)."

90. The following paragraph is proposed to be added to the Original Articles of Association as Article 191 thereof:

"The Company shall adopt initiative methods of profit distribution and pay attention to investors' reasonable investment return.

The Company's board of directors shall announce in the periodical report the reasons if no plan of cash profit distribution is made and the independent directors shall give independent opinions.

If the shareholder improperly appropriates the Company's capital, the Company should deduct the cash bonus distributed to the shareholder so as to reimburse the appropriated capital."

91. Article 151 of the Original Articles of Association will be renumbered as Article 192.

This Article provides that:

"When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits to the Company's statutory common reserve fund and 5% to 10% to the Company's statutory common welfare fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund and the statutory common welfare fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions to discretionary common reserve funds.

After making up for the losses and making contributions to the common reserve fund and the statutory common welfare fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings."

This Article is proposed to be amended to read as follows:

"When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits, based on the net profits of the Company calculated in accordance with the accounting principles adopted in the People's Republic of China, to the Company's statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous years, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions from its after-tax profits to discretionary common reserve funds.

After making up for the losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings. Such profit distribution shall not be applied to shares held by the Company."

92. Article 154 of the Original Articles of Association will be renumbered as Article 195.

This Article provides that:

"The common reserve funds (including the statutory common reserve fund, discretionary common reserve fund and capital surplus fund) of the Company shall only be applied to make up for losses, expanding the Company's production and operation or capitalization.

If a general meeting of the Company resolves to capitalize any common reserve fund, the Company shall issue new shares to the existing shares in proportion to their respective

shareholdings or increase the par value of each share provided that when capitalizing the statutory common reserve fund, the balance of such fund shall not be less than 25% of the registered capital."

This Article is proposed to be amended to read as follows:

"The common reserve funds (including the statutory common reserve fund, discretionary common reserve fund and capital surplus fund) of the Company shall only be applied to make up for losses, expanding the Company's production and operation or capitalization. However, the capital surplus fund may not be applied for making up for losses.

When capitalizing the statutory common reserve fund, the balance of such fund shall not be less than 25% of the registered capital before the capitalization."

93. The following paragraph is proposed to be added to the Original Articles of Association as Article 197 thereof:

    "The Company's board of directors must complete the distribution of dividends (in cash or in kind in the form of shares) within two months after the shareholders' meeting resolution approving the relevant profit distribution proposal."

94. The following paragraph is proposed to be added to the Original Articles of Association as Article 204 thereof:

    "The Company shall implement an internal audit system and appoint full time auditors to carry out internal auditing and supervision of the Company's financial income and expenses and economic activities."

95. The following paragraph is proposed to be added to the Original Articles of Association as Article 205 thereof:

    "The Company's internal auditing system and the responsibilities of the auditing personnel should be carried out after obtaining approval by the board of directors. The auditor-in-chief shall be accountable and respond to the board of directors."

96. Article 162 of the Original Articles of Association will be renumbered as Article 206.

    The first paragraph thereof provides that:

    "The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports."

    This paragraph is proposed to be amended to read as follows:

    "The Company should appoint an independent accounting firm which complies with the relevant requirements of the People's Republic of China to audit its annual accounts, review its other financial reports, carry out net asset verifications and provide other related consulting services."

97. Article 163 of the Original Articles of Association will be renumbered as Article 207.

This Article provides that:

"The accounting firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders."

This Article is proposed to be amended to read as follows:

"The term of office of an accounting firm appointed by the Company shall be one year, commencing from the conclusion of the annual general meeting and expires at the conclusion of the next annual general meeting. At the expiry of such term, the relevant accounting firm may be re-appointed."

98. Article 168 of the Original Articles of Association will be renumbered as Article 212:

The first paragraph thereof provides that:

"The Company's appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the securities authority of the State Council."

This paragraph is proposed to be amended to read as follows:

"Decisions to appoint, remove or not to renew the services of an accounting firm shall be made by the shareholders in general meetings and shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be disclosed in the relevant newspapers. When necessary, the reason for the change shall be stated. Further, any such decision shall be filed with the securities regulatory authority of the State Council and the Institute of Certified Public Accountants of the People's Republic of China"

99. Article 169 of the Original Articles of Association will be renumbered as Article 213.

The first paragraph thereof provides that:

"Prior notice should be given to the accounting firm if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders' general meeting. Where the accounting firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company."

This paragraph is proposed to be amended to read as follows:

"If the Company dismisses or does not continue with the re-appointment of its accounting firm, it should advice the accounting firm ten days in advance, and the accounting firm

shall have the right to present its views at the shareholders' general meeting. When the accounting firm considers that the grounds on which the Company decided to dismiss its service or not to renew its appointment are unjustified, it may file a complaint with the securities regulatory authority of the State Council and the Institute of Chartered Public Accountants of the People's Republic of China. If an accounting firm resigns, it shall be under an obligation to inform the shareholders in general meetings as to whether or not there is any impropriety with the Company's affairs."

100. Article 170 of the Original Articles of Association will be renumbered as Article 214. The first paragraph thereof is proposed to be amended and two new paragraphs are proposed to be added as the second and third paragraphs thereof.

The first paragraph thereof provides that:

"In the event of the merger or demerger of the Company, a plan shall be presented by the Company's board of directors and shall be approved in accordance with the procedures stipulated in the Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or demerger shall have the right to demand the Company or the shareholders who consent to the plan of merger or demerger to acquire such dissenting shareholders' shareholding at a fair price."

The first paragraph is proposed to be amended and two new paragraphs are proposed to be added as the second and third paragraphs thereof as follows:

"The Company shall be merged or divided in accordance with the law. The merger or division of the Company shall be carried out in accordance with the following procedures:

(1) The board of directors proposes an agenda for the merger or division of the Company;

(2) The shareholders in general meetings shall pass a resolution in accordance with the provisions under the Articles of Association;

(3) The relevant parties shall enter into an agreement for the merger or division;

(4) The relevant examination and approval procedures shall be carried out in accordance with the law;

(5) The various merger or division matters, such as creditors' rights and debts and the disposal of claims, etc., shall be carried out;

(6) The registration of dissolution or registration of the change shall be carried out.

When the Company is merged or divided, the board of directors shall take necessary measures to safeguard the legitimate rights and interests of the shareholders who oppose the Company's merger or division proposal.

Shareholders who oppose the Company's merger or division proposal are entitled to require the Company or the shareholders who agree to the Company's merger or division proposal to purchase their shares at a fair price."

101. Article 171 of the Original Articles of Association will be renumbered as Article 215.

The second paragraph thereof provides that:

"In the event of the Company's merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within 10 days from the date of the Company's merger resolution and shall publish a public notice in a newspaper at least 3 times within 30 days of the date of such resolution."

The paragraph is proposed to be amended to read as follows:

"In the event of the Company's merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within 10 days from the date of the Company's merger resolution and shall publish a public notice in a newspaper within 30 days of the date of such resolution."

102. Article 172 of the Original Articles of Association will be renumbered as Article 216.

The second and third paragraphs thereof provide that:

"In the event of demerger of the Company, the parties to such demerger shall enter into a demerger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within ten (10) days of the date of the Company's demerger resolution and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company's demerger resolution.

Debts of the Company prior to demerger shall be assumed by the companies arising from the demerger in accordance with the agreement of the parties."

The paragraphs are proposed to be amended to read as follows:

"In the event of demerger of the Company, the parties to such demerger shall enter into a demerger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within ten (10) days of the date of the Company's demerger resolution and shall publish a public notice in a newspaper within thirty (30) days of the date of the Company's demerger resolution.

The debts of the Company prior to demerger shall be assumed as joint liability by the companies arising from the demerger, except for those which written agreement has been reached with the creditor in respect of repayment of the debts prior to the demerger."

103. Article 174 of the Original Articles of Association will be renumbered as Article 218.

The fourth paragraph thereof provides that:

"The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

...

(4) the Company is ordered to close down pursuant to laws because of its violation of laws and administrative regulations."

The fourth paragraph is proposed to be amended to read as follows, and a fifth paragraph, reading as follows, is proposed to be added:

"The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

...

(4) the business licence of Company is suspended, ordered to close down or is revoked;

(5) there is severe difficulty in the operation and management of the Company, the subsisting of the Company will incur substantial damage to the shareholders' interests, it may not be solved by other means, shareholders holding over 10% of the total voting rights of shareholders of the Company request the People's court to dissolve the company, and the People's Court dissolves the Company according to laws."

104. Article 175 of the Original Articles of Association will be renumbered as Article 219. The first paragraph thereof is proposed to be amended, a new paragraph is proposed to be added as the second paragraph thereof and the third paragraph thereof is proposed to be deleted:

The first and third paragraphs thereof provide that:

"A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the time limit, the creditors may apply to the People's Court for appointment of relevant persons to form a liquidation committee and carry out liquidation.

...

Where the Company is dissolved under sub-paragraph (4) of the preceding Article, the relevant governing authorities shall organise the shareholders, relevant organisations and professional personnel to establish a liquidation committee to carry out the liquidation."

This first paragraph thereof is proposed to be amended, a new paragraph is proposed to be added as the second paragraph thereof and the third paragraph thereof is proposed to be deleted, reading as follows:

"A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1), (4) and (5) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the time limit, the creditors may apply to the People's Court for appointment of relevant persons to form a liquidation committee and carry out liquidation.

Where the Company is dissolved under the condition of sub-paragraph (2) of the preceding Article, all relevant parties to merger or demerger shall handle the liquidation in accordance with the agreement of merger or demerger reached between them.

..."

105. Article 177 of the Original Articles of Association will be renumbered as Article 221.

This Article provides that:

"The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper at least three (3) times. The registration of creditors' rights shall be conducted by the liquidation committee."

This Article is proposed to be amended to read as follows:

"The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper. The registration of creditors' rights shall be conducted by the liquidation committee. During the period of the claim for creditors' rights, the liquidation committee shall not repay the creditors."

106. Article 178 of the Original Articles of Association will be renumbered as Article 222.

The second and fourth paragraphs thereof provide that:

"During the liquidation period, the liquidation committee shall exercise the following functions and powers:

...

(2) to notify the creditors or to publish public announcements;

...

(4) to pay all outstanding taxes;

..."

The paragraphs thereof are proposed to be amended to read as follows:

"During the liquidation period, the liquidation committee shall exercise the following functions and powers:

...

(2) to notify the creditors and to publish public announcements;

...

(4) to pay all outstanding taxes and to the taxes incurred during the liquidation process;

..."

107. Article 179 of the Original Articles of Association will be renumbered as Article 223.

The second and fourth paragraphs thereof provide that:

"...

After the payment of liquidation expenses with priority, the Company's assets shall be distributed in accordance with the following sequence: (i) salaries and labour insurance expenses of employees of the Company; (ii) outstanding taxes; (iii) bank loans, debt securities of the Company and other debts of the Company.

...

During the liquidation period, the Company shall not commence any new business activities."

The paragraphs thereof are proposed to be amended to read as follows:

"...

After the payment of liquidation expenses with priority, the Company's assets shall be distributed in accordance with the following sequence: (i) salaries of employees of the Company; (ii) social insurance fees and statutory compensation; (iii) outstanding taxes; (iv) bank loans, debt securities of the Company and other debts of the Company.

...

During the liquidation period, the Company shall not commence any new business activities not related to liquidation."

108. The following paragraph is proposed to be added to the Original Articles of Association as Article 227 thereof:

"Any amendment to the Articles of Association shall be made in accordance with the following procedures:

(1) The board of directors shall pass any resolution in accordance with the Articles of Association, prepare any resolution on amendments to the Articles of Association in accordance with the Articles of Association. Alternatively, the shareholders may propose a resolution on amendment to the Articles of Association;

(2) The shareholders shall be notified of the proposed amendments, and a shareholders' general meeting shall be convened for voting;

(3) Any content of the amendments submitted to the shareholders' general meeting for voting shall be passed by a special resolution."

109. A new Article, reading as follows, is proposed to be added to the Original Articles of Association as Article 228 thereof:

"The Articles of Association of the Company shall be amended upon the occurrence of any of the following events:

(1) After any amendment to the Company Law of the People's Republic of China or other relevant laws and administrative regulations, any provision under the Articles of Association conflicts with the provisions of the amended law or regulations;

(2) A change occurs to the Company resulting in an inconsistency with the Articles of Association;

(3) The Company's shareholders in general meetings decide to amend the Articles of Association of the Company."

110. Article 184 of the Original Articles of Association will be renumbered as Article 230:

This Article provides that:

"Where amendments of the Articles of Association involve the registered particulars of the Company, procedures for alteration of registration shall be handled in accordance with the law."

This Article is proposed to be amended to read as follows:

"Where amendments of the Articles of Association involve the registered particulars of the Company, procedures for alteration of registration shall be handled in accordance with the law. Any amendment to the Articles of Association involving items which are required under laws or administrative regulations to be disclosed shall be published by way of a public announcement."

111. Chapter XXI of the Original Articles of Association will be renumbered as Chapter XXII thereof, with its title being proposed to be changed from "Notices" to "Notice and Public Announcement".

112. A new Article, reading as follows, is proposed to be added to the Original Articles of Association as Article 231 thereof:

"The Company's notices shall be delivered by the following means: (1) by designated person; (2) by mail; (3) by way of public announcement; (4) by other means in accordance with the Articles of Association.

The Company's notices delivered by way of public announcement are deemed to be received by all relevant parties as soon as the public announcement is published, provided that such announcement shall be published in the designated newspapers."

113. The following paragraph is proposed to be added to the Original Articles of Association as Article 233 thereof:

"When a notice is delivered by a designated person, the date on which the recipient signs (or seals) on the acknowledgement of receipt is deemed to be the date on which the notice is delivered;

When the notice is delivered by way of public announcement, the date on which the public announcement is first published is deemed to be the date on which the notice is delivered."

114. The following paragraph is proposed to be added as Article 235:

"Unless otherwise provided, any notice or report that is required or permitted to be issued by the Company by way of public announcement under the Articles of Association must be published in at least one newspaper with national circulation designated by the securities regulatory authority of the State Council and in other newspapers in China designated by the board of directors, and must simultaneously be published on the same day in the English and Chinese languages, respectively, in at least one major English newspaper and one major Chinese newspaper in Hong Kong."

115. The following paragraph is proposed to be added to the Original Articles of Association as Article 240 thereof:

"The phrases "more than", "within" and "below" herein for the numbers include the numbers indicated themselves, while the phrases "majority", "fall short", "beyond" and "exceed" exclude the numbers indicated themselves."

EXPLANATIONS FOR RULES AND PROCEDURE FOR GENERAL MEETINGS OF AIR CHINA COMPANY LIMITED (DRAFT)

The Company, currently as an H share company, has an intention to make a public issue of A shares. Pursuant to the related requirements of the CSRC, after the completion of the issuance of A shares, the Company will be required to make amendments in accordance with the laws, regulations and standard documents applicable to domestic listed companies such as "Company Law of the People's Republic of China", "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies", "Regulatory Opinions Regarding General Meetings of Listed Companies", "Notice on the Standardization of the External Guarantees for Listed Companies", as well as the amended Articles of Association of the Company based on the requirements for domestically listed companies, to "Rules of Procedure for General Meetings" which shall be an appendix to the Articles of Associations and take effect with the amended Articles of Association simultaneously. The amendments are made to the original Rules and Procedure, mainly covering the functions and powers of the general meetings, the authorization of the general meetings to the board of directors and the working committee of president, the nomination procedures of directors and supervisors, the proposal of extraordinary resolutions to the general meetings, registration of the general meetings, the convening and presiding procedures of the general meetings, the proposals and convening procedures of the extraordinary general meetings, the cumulative voting systems for the election of directors, etc. For the details, please refer to "Rules and Procedure for General Meetings" (Draft) contained in the Appendix.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to protect the legitimate interests of Air China Limited (hereinafter referred to as the "Company") and its shareholders, to specify the duties and authority of the general meetings, to ensure the proper, efficient and smooth operation of the general meetings and to ensure the general meetings exercise their functions and powers legally, these Rules are formulated in accordance with laws and regulations such as the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and "Regulatory Opinions Regarding General Meetings of Listed Companies" and provisions of the Articles of Association of Air China Limited (hereinafter referred to as the "Articles of Association").

Article 2 These Rules apply to the general meetings of the Company and shall be binding on the Company, shareholders, authorized proxies of the shareholders attending the meeting, and directors, supervisors and other relevant personnel present at the meeting.

Article 3 The Company shall maximize the presence of shareholders at any general meeting by whatever means including the use of modern communication channels to the full extent, on condition that the general meeting shall be held legally and validly. Selection of time and place for any general meeting shall allow as many shareholders as possible to be present at the meeting.

Article 4 The board of the Company shall strictly comply with the provisions of the relevant laws and regulations and the Articles of Association regarding the convening of general meetings when organizing the general meetings. The directors of the Company shall not obstruct the lawful exercise of powers by a general meeting.

Article 5 Any shareholder who holds the shares of the Company legally and validly is entitled to personally or authorize a proxy to attend a general meeting, and shall have various rights including the right to be informed of the Company's affairs, the right to speak, the right to raise questions and the right to vote pursuant to law.

CHAPTER 2 SYSTEM OF SHAREHOLDERS' GENERAL MEETINGS

Article 6 Shareholders and their proxies attending a general meeting shall comply with the provisions of the relevant laws and regulations, Articles of Association and these Rules, and shall take initiatives to maintain the order of the meeting and shall not infringe the legitimate rights and interests of other shareholders.

Article 7 The secretariat of the Company's board of directors is responsible for all works of preparation and organization for holding of the general meetings.

Article 8 In convening a general meeting, the principle of cost-saving and simplicity shall be adhered to. No extra benefits shall be given to the shareholders (or their proxies) present at the meeting.

Article 9 The general meeting is classified into the annual general meeting (hereinafter referred to as "AGM") and extraordinary general meetings.

All shareholders are entitled to attend the AGMs and extraordinary general meetings.

In the circumstances specified in the Articles of Association, the Company shall convene a class meeting. Holders of different classes of shares are class shareholders. Except other classes of shareholders, holders of domestic shares and those of foreign shares are deemed to be shareholders of different classes, and holders of foreign share shall be deemed to be the same class shareholders.

Article 10 AGMs shall be held by the board once every year and convened within six months from the end of the previous financial year. In the event that the Company is unable to convene an AGM within the period of time mentioned above for any reason, the Company shall explain to the stock exchange and make a public announcement.

Article 11 Under any of the following circumstances, the board shall convene an extraordinary general meeting within two months from the date upon which the circumstance occurs:

(1) The number of directors falls short of the minimum number required by the Company Law or is less than two-thirds of the number required by the Articles of Association;

(2) The unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3) Shareholder(s) individually or jointly holding more than 10% (excluding proxy voting rights) of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4) It is deemed necessary by the board;

(5) It is proposed by the supervisory committee;

(6) It is proposed by a sufficient number of independent directors as required;

(7) Any other circumstance so specified by the Articles of Association occurs.

The amount(s) of shareholding mentioned in (3) above is calculated as on the day when the shareholder(s) in question make(s) the request(s) in writing.

In any event of (1), (2), (3) or (5) of this Article and if the board fails to convene an extraordinary general meeting within the specified period, shareholder(s) who fulfill(s) the requirement or the supervisory committee may convene an extraordinary general meeting in accordance with the Articles of Association and provisions hereof.

Article 12 To vary or abrogate the rights of the class shareholders, the Company must approve it by a special resolution in a general meeting and it must also be approved by the holders of shares of that class at a separate meeting in accordance with the Articles of Association.

Article 13 Voting by correspondence may be taken at a general meeting when necessary, except for AGMs and the extraordinary general meetings proposed by shareholders or the supervisory committee. Any matter specified in Article 73 hereof to be approved at an extraordinary general meeting shall not be voted by correspondence.

Article 14 The board, independent directors and qualified shareholders (in accordance with the standards issued by competent regulatory authorities from time to time) may collect voting rights from shareholders of the Company at a general meeting. The voting rights shall be collected with nil consideration, voting rights collected at a consideration are void. The person who collects voting rights shall fully disclose relevant information to the person whose voting rights are collected.

Article 15 The chairman of a general meeting may require any of the following persons to retire from the meeting:

(1) any person who is not qualified to be present at the meeting;

(2) any person who causes a disorderly meeting;

(3) any person who is dressed improperly or immorally;

(4) any person who carries dangerous objects;

(5) any other circumstance which warrants such retirement from the meeting.

If any of the aforesaid persons disobey the order of retirement, the chairman may take necessary action to enforce the retirement from the meeting.

Article 16 The board of the Company shall engage a lawyer to attend the shareholders' general meeting in accordance with the applicable law. The lawyer shall provide legal opinion and publish an announcement on the following issues:

(1) Whether the convocation and procedures for convening the shareholders' general meeting comply with the requirements of laws and regulations and the Articles of Association;

(2) Whether the attending persons are eligible to attend the meeting;

(3) Whether the shareholders proposing new motions at the general meeting are eligible to do so;

(4) Whether the voting procedures of the shareholders' general meeting are valid;

(5) Legal opinion on other matters upon request by the Company.

The board of the Company may also engage a notary to attend the shareholders' general meeting.

CHAPTER 3 FUNCTIONS AND POWERS OF THE SHAREHOLDERS' GENERAL MEETING

Article 17 The powers exercisable by a general meeting are as follows:

(1) to decide on the Company's business policy and investment plans;

(2) to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3) to elect and replace supervisors who are representatives of shareholders and to decide on matters relating to the remuneration of supervisors;

(4) to examine and approve the reports of the board;

(5) to examine and approve the reports of the supervisory committee;

(6) to examine and approve the Company's proposed annual budgets and final accounts;

(7) to examine and approve the Company's profit distribution proposals and loss recovery proposals;

(8) to resolve on the proposals for increase or reduction of the Company's registered capital;

(9) to resolve on the proposals for merger, demerger, dissolution and liquidation of the Company;

(10) to resolve on the proposal for issue of the Company's debt securities;

(11) to resolve on the proposal for appointment, removal or non-reappointment of the Company's accounting firm;

(12) to amend the Articles of Association;

(13) to consider motions raised by the supervisory committee or shareholder(s) who represent(s) more than 3% of the total number of shares of the Company with voting rights;

(14) to resolve on the Company's transaction of purchase or sale of major assets within one year with the transaction amount exceeding 30% of the total assets of the Company;

(15) to resolve on the Company's external guarantees which shall be approved by a general meeting as provided by laws, administrative regulations and the Articles of Association;

(16) to resolve on other matters which, in accordance with the laws, administrative regulations and Articles of Association, must be approved by a general meeting.

A general meeting shall exercise its powers within the scope stipulated by the Company Law and the Articles of Association and shall not interfere with the decisions of shareholders regarding their own rights.

Article 18 Any external guarantee of the Company under any of the following circumstances shall be approved by the general meeting after being considered and passed by the board of directors:

(1) Any provision of guarantee, where the total amount of external guarantees provided by the Company or its controlled subsidiaries exceeds 50% of the latest audited net assets;

(2) provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

(3) provision of a single guarantee whose amount exceeds 10% of the latest audited net assets;

(4) provision of guarantee to shareholders, actual controllers and their related parties;

(5) the amount of external guarantees of the Company within a year exceeds 30% of total assets of the Company;

(6) other matters that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Association.

The matter of the fifth sub-paragraph above shall be passed by votes representing more than two-thirds of the voting rights of the shareholders (including their proxies) present at the general meeting.

Article 19 Matters which, in accordance with the provisions of the laws, administrative regulations and the Articles of Association, are required to be approved by the general meeting must only be considered at such meetings so as to protect the decision-making power of the shareholders of the Company on such matters. Under necessary and reasonable circumstances, the general meeting may authorize the board to decide, within the scope of authorization granted by the general meeting, specific issues relating to matters to be resolved on by the general meeting which may not be decided upon immediately at a general meeting.

With regard to an authorization granted by a general meeting to the board, if the matter is within the scope of the ordinary resolution, it shall be passed by votes representing a majority of the voting rights held by the shareholders (including their proxies) present at the meeting; and if it is within the scope of the special resolution, it shall be passed by votes representing more than two-thirds of the voting rights held by the shareholders (including their proxies) present at the meeting. The contents of the authorization shall be specific and detailed.

Article 20 Authorization to be granted by a general meeting to the board shall be in accordance with the following principles:

(1) to focus on the operation and development of the Company, to make good use of market opportunities and to ensure smooth and efficient operation of the Company;

(2) to be flexible and pragmatic, to avoid excessive formalities on condition that it is not against the Articles of Association, and to ensure the business decision of the Company is made in a timely manner;

(3) not to harm the interests of the Company and shareholders as a whole, especially the legal interests of minority shareholders.

Article 21 The Company's decision-making and approval process in respect of investment projects shall be subject to the following terms of reference for the purposes of ensuring a prudent investment policy for the Company and enhancing the efficiency of its daily operations:

(I) Scope of the board's authority

1. General transactions (including investments and acquisitions). The board shall have the authority to approve any transaction which fulfills the following conditions:

(1) based on the ratio tests specified in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules of the Stock Exchange"), any of the assets ratio, profit ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction is less than 25%; and

(2) each of the following five ratios applicable to the transaction is less than 50%: total asset value of the transaction (the higher of the book value and the appraised value, if applicable) to the latest audited total asset value of the Company; the transaction amount (including the debts and costs assumed) to the latest audited net asset value of the Company; profit from the transaction to the audited net profit of the Company for the latest financial year; revenue generated from the main business under the subject of the transaction (such as equity interests) for the latest financial year to the audited revenue from the main business of the Company for the latest financial year; and relevant net profit generated under the subject of the transaction (such as equity interests) for the latest financial year to the audited net profit of the Company for the latest financial year; and in addition, the total amount of purchases or sales, in which such transaction is included, of major assets (including connected transactions) within one year is less than 30% of the total assets of the Company (absolute values shall be taken if the above values are negative).

2. Connected transactions. The board shall have the authority to approve any connected transaction which fulfills the following conditions:

(1) any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of the Stock Exchange is less than 2.5%; and

(2) the transaction amount represents less than 5% of the latest audited net asset absolute value of the Company, and the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

3. Risk investments (representing futures contracts such as aircraft fuel prices hedging contracts and other derivatives). Subject to Clause (I)1 of Article 21 herein, the board of directors shall have the authority to examine and approve the projects with an investment amount of less than 15% of the Company's latest audited net asset; the projects exceeding the aforesaid limit shall be approved by a general meeting.

4. External Guarantee. The board of directors shall have the authority to approve external guarantees, except those required to be approved by the general meetings in accordance with applicable domestic and overseas laws and regulations, regulatory documents and the Articles of Association.

(II) Scope of the management's authority

1. General transactions (including investments and acquisitions). The working committee of the president shall have the authority to approve any transaction which fulfills the following conditions: based on the ratios tests specified in the Listing Rules of the Stock Exchange, any of the assets ratio, profit ratio, revenue ratio, consideration ratio and equity capital ratio is less than 3%; and the total amount of purchases or sales, in which such transaction is included, of major assets (including connected transactions) within one year is less than 30% of the total assets of the Company.

2. Connected transactions. The working committee of the president shall have the authority to approve any transaction which fulfills the following conditions: based on the ratio tests specified in the Listing Rules of the Stock Exchange, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio is less than 0.1%; and the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

Article 22 In disposing of fixed assets, where the sum of the expected value of the consideration for a fixed asset to be disposed of and the amounts generated from all completed disposals of fixed assets of the Company during a period of four (4) months prior to the proposed disposal does not exceed 33% of the value of the Company's fixed assets as shown in the latest balance sheet reviewed at a shareholders' general meeting, the board is authorized by the general meeting to examine and approve the disposal of fixed assets. If the percentage described above is less than 0.2%, the working committee of the president is authorized by the shareholders' general meetings to examine and approve the disposal of the fixed assets. However, the working committee of the president shall not decide on the disposals of airplanes, engines and infrastructures. Should there be any inconsistency between the preceding requirements and provisions of the stock exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail.

Disposals of the fixed assets include transfer of some asset interests, but not include guarantee provided by pledge of fixed assets.

CHAPTER 4 MOTIONS IN THE SHAREHOLDERS' GENERAL MEETING

Article 23 Motions in a general meeting refers to specific motions regarding issues which shall be discussed in a general meeting, and general meetings shall resolve on specific motions.

Motions in a general meeting shall meet the following requirements:

(1) Contents of motions shall comply with provisions of the laws, regulations and the Articles of Association and shall fall within the scope of business of the Company and terms of reference of a general meeting;

(2) Motions shall cover a specific subject with specific issues to be resolved;

(3) Motions shall be submitted or delivered to the board of directors in written form.

Article 24 Before the issuance of a notice by the board of directors regarding the convening of a shareholders' general meeting, the secretary to the board of directors may collect motions from shareholder(s) holding more than 3% of the Company's voting shares, supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders' general meeting for consideration.

Article 25 The supervisory committee and the shareholders individually or jointly holding more than 3% of the total voting shares of the Company may propose provisional motions in a general meeting in accordance with the relevant procedures as provided in applicable laws and regulations.

If a provisional motion represents a new item not listed in the notice of a Board meeting, the proposer shall submit the motion to the board 10 days prior to the general meeting, the board shall notify other shareholders within two days upon receipt of the motion, and submit the provisional motion for approval at a general meeting.

Article 26 The board shall not propose any new motion which is not included in the notice of general meeting after the notice has been issued. Any amendment to the existing motions shall be announced 15 days prior to the general meeting. Otherwise, the date of the meeting shall be postponed accordingly to ensure that the amendment is announced at least 15 days prior to the general meeting.

Article 27 The board shall review and approve provisional motions proposed by the supervisory committee and shareholders individually or jointly holding more than 3% of the Company's voting shares at a general meeting in accordance with the following principles:

(1) Relevance. The board shall review the motions and where issues involved in the motion are directly related to the Company and fall within the scope of the functions of a general meeting as stipulated by the laws, regulations and the Articles of Association, the motion shall be submitted to the general meeting for discussion, failing which no such submission shall be effected.

(2) Procedures. The board may decide on procedural issues relating to the motion. Where a motion needs to be divided into different motions or merged with other motions to be voted on, the consent of the person(s) proposing the original motion is required. Where such person(s) does not agree with the change, the chairman of the general meeting may request the general meeting to decide on the procedural issues and conduct the discussion in accordance with the procedures decided on by the general meeting.

Article 28 Where it decides not to include any of motions proposed to the shareholders' general meeting in the agenda thereof, the board of directors shall give an explanation at the meeting and announce the contents of such motion and explanation of the board, together with the resolutions of the shareholders' general meeting after the conclusion of the meeting. Any shareholder proposing a motion who disagrees with the exclusion by the board of directors of his motion from the agenda of the shareholders' general meeting may, according to the provisions in the Articles of Association these Rules, request the convening of an extraordinary general meeting.

Article 29 Where shareholder(s) individually or jointly holding 10% or more of the Company's voting shares propose(s) to convene an extraordinary general meeting or a class general meeting, the shareholder(s) shall sign one or more written request(s) in identical form requiring the board to convene an extraordinary general meeting or a class shareholders' general meeting and stating the subject of the meeting, and at the same time submit motions complying with the requirements of these Rules to the board.

Article 30 Motions in a general meeting regarding the following shall be deemed to be a variation or abrogation of the rights of certain class shareholder and the board shall submit the same to a class shareholders' general meeting for review:

(1) to increase or decrease the number of shares of such class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(2) to change all or part of the shares of such class into shares of another class or to change all or part of the shares of another class into shares of that class or to grant relevant conversion rights;

(3) to cancel or reduce rights to accrued dividends or cumulative dividends attached to shares of such class;

(4) to reduce or cancel rights attached to the shares of such class to preferentially receive dividends or to receive distributions of assets in a liquidation of the Company;

(5) to add, cancel or reduce share conversion rights, options, voting rights, transfer rights, pre-emptive placing rights, or rights to acquire securities of the Company attached to the shares of such class;

(6) to cancel or reduce rights to receive payments made by the Company in a particular currency attached to the shares of such class;

(7) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or to impose additional restrictions;

(9) to issue rights to subscribe for, or to convert into, shares of such class or another class;

(10) to increase the rights and privileges of the shares of another class;

(11) to restructure the Company in such a way as to cause shareholders of different classes to bear liabilities disproportionately during the restructuring;

(12) to amend or abrogate the provisions of Chapter 9 of the Articles of Association "Special Procedures for Voting by a Class of Shareholders".

Article 31 Resolutions in relation to investment, disposal of assets, acquisition and merger shall be proposed with sufficient details, including the amount involved, consideration (or basis of calculation thereof), book value of assets, impact on the Company, status of approval and whether connected transactions are involved. The board shall announce the results of assets valuation, results of audit or independent financial report, if required in accordance with the applicable regulations, at least five days prior to the date on which the shareholders' general meeting is to be held.

Article 32 Where the board proposes motions to change the use of proceeds, it shall state the reasons thereof, the status of new projects and effects on the prospects of the Company in the notice convening the shareholders' general meeting.

Article 33 For matter related to issuance of new shares and convertible bonds which are subject to approval by securities compliance institution, it shall be proposed as a specific motion.

Article 34 The board, after approving an annual report, shall resolve on the proposal of profit distribution and make it a motion for AGM. When the board makes a motion of capitalizing the capital reserve, it shall state the reason in detail and disclose it in an announcement. When making an announcement about shares distribution or proposal of capitalizing the capital reserve, the board shall disclose the earnings per share and net asset per share before and after such distribution or capitalization, as well as the impact on the Company's future development.

Article 35 The engagement of an accounting firm shall be proposed as a motion by the board of directors and is subject to the approval of the shareholders' general meeting. Where the board proposes the removal or discontinuation of re-appointment of an accounting firm, prior notice shall be given to the accounting firm and the reasons for such proposal shall be given at the shareholders' general meeting. The accounting firm shall have the right to give opinions at the meeting.

During the recess period, the board may if reasonably required, appoint another accounting firm temporarily to fill the vacancy arising from the due removal of the existing accounting firm. However, such temporary appointment shall be rectified at the next shareholders' general meeting. Where the accounting firm tenders its resignation, the board shall explain the reason thereof at the next shareholders' general meeting. The resigning accounting firm is obliged to give an explanation in writing or in person by a representative attending the shareholders' general meeting of whether there is any improper matter involved with the Company.

Article 36 List of nominations for directors or supervisors are submitted by way of motion to be resolved by general meeting.

Shareholders individually or jointly holding more than 5% of the issued and outstanding voting shares of the Company may make a motion of nominations for directors (excluding independent directors and the same shall apply hereinafter). Such motion shall be submitted to the board for review and announcement.

Shareholders individually or jointly holding more than 5% of the issued and outstanding voting shares of the Company may make a motion of nominations for non-staff representative supervisors. Such motion shall be reviewed by supervisory committee and passed to the board for announcement.

The proposer shall provide the board with the brief biographies, background information and relevant evidence of the nominees, which shall be reviewed by the board or the supervisory committee. Motions which comply with the laws and regulations and the Company's Articles of Association shall be submitted to general meeting for consideration. Motions which are not in compliance with the aforesaid requirement and which are not submitted to the general meeting for consideration shall be explained and accounted for at the general meeting.

The board or the supervisory committee shall provide shareholders with the brief biographies and background information of the nominees for directorship or supervisorship.

Article 37 Procedures for nomination of independent directors are as follows:

(1) An independent director candidate shall be nominated by the board of directors, the supervisory committee, or shareholder(s) individually or jointly holding more than 1% of the total number of shares carrying the right to vote, and shall be elected by a shareholders' general meeting of the Company.

(2) The party nominating any independent director candidate shall have obtained the nominee's consent prior to the nomination, and shall be fully aware of such particulars of the nominee in terms of his occupation, academic qualification, professional title, detailed work experience and all information regarding his positions held concurrently and be responsible for providing to the Company his opinions in relation to the nominee's qualification as a independent director and independence. The nominee shall make a public announcement in accordance with such requirements stating that there exists no relationship between the Company and him that affects his independent and objective judgment. Before the general meeting is convened for election of independent directors, the Company shall announce the abovementioned in accordance with the relevant requirements.

(3) Before the shareholders' general meeting for the election of the independent director, the Company shall submit the relevant materials concerning the nominee to the regulatory securities authority of the State Council and/or its external authority and the stock exchange(s) on which the Company's shares are listed. If the board of directors disputes the particulars pertaining to the nominee, it shall also submit its written opinions to the relevant authorities.

(4) The above regulatory securities authorities will verify the qualifications and degrees of independence of the nominees for independent directors within the periods of time as required by them. Any of such nominees objected by the regulatory securities authorities may be treated as a nominee for executive director instead of independent director. When a general meeting is convened to nominate independent directors, the board shall make a statement on whether the regulatory securities authorities have any objection against the nominations.

Article 38 The board shall, in regard to the agenda items of a general meeting, provide a set of documentary materials including the agenda, resolutions and the relevant background information to attending shareholders and proxies, directors, supervisors, president, deputy presidents and other senior officers, for the purpose of ensuring that all the parties present at the meeting shall have an understanding of the matters to be considered at the meeting. For any general meeting legally convened by the supervisory committee or shareholders, the documentary materials shall be provided by the convener of the meeting in accordance with the aforesaid requirement.

CHAPTER 5 NOTICE OF THE SHAREHOLDERS' GENERAL MEETING

Article 39 Where the Company convenes a general meeting, a written notice shall be given 45 days prior to the date of the meeting to notify all the shareholders recorded in the register of shareholders of the issues to be considered at the meeting, and the date and venue of the meeting.

The notice of a general meeting shall be delivered to shareholders (whether or not they are entitled to vote at the general meeting) by hand or by pre-paid mail to their addresses as shown in the register of shareholders. For holders of domestic shares, the notice of the meeting may be issued in the form of public notices.

Public notices referred to in the preceding paragraph shall be published in one or more newspaper(s) designated by the regulatory securities authority of the State Council during the period between 45 days to 50 days prior to the date of the meeting. Once the announcement is made, holders of domestic shares shall be deemed to have received the notice of the relevant general meeting.

Unless otherwise required by applicable laws, the duration of 45 days aforesaid is inclusive of the date upon which the notice is issued and exclusive of the date upon which the general meeting is convened.

Article 40 The notice of a class general meeting shall be delivered only to shareholders entitled to vote at such meeting.

Article 41 The notice of a general meeting shall meet the following requirements:

(1) be in written form;

(2) specifies the venue, date and time of the meeting;

(3) states matters to be discussed at the meeting;

(4) provides shareholders with such information and explanation as necessary to enable them to make an informed decision on issues to be discussed. Such principle includes (but is not limited to) where a proposal is made to merge the Company, to repurchase shares of the Company, to reorganize its share capital or to make any other reorganization of the Company, and detailed conditions of the proposed transaction shall be provided together with contracts (if any) and the cause and effect of any such proposal shall also be properly explained;

(5) contains a disclosure of the nature and extent of the material interests of any director, supervisor, president, deputy presidents and other senior officers in relation to the issue to be discussed. Where the effect of the issue to be discussed on any director, supervisor, president, deputy presidents and other senior officers in their capacity as shareholders is different from the effect on other class shareholders, the difference shall be clearly explained;

(6) contains the full text of any special resolution to be proposed at the meeting;

(7) contains a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

(8) specifies the time and venue for lodging proxy forms for the meeting.

Article 42 In order to convene a general meeting, the board shall issue a notice stating the issues to be discussed at the meeting and fully disclose the contents of any motions proposed by the board. Where there is any change to issues covered by resolutions passed by the previous general meeting, full details of the motion, and not just the contents of the change, shall be stated.

Items included under "other business" without specific contents shall not be deemed as a motion and the same shall not be voted on at a general meeting.

Article 43 The board shall specify in the notice issued to shareholders that shareholders and authorized proxies intending to attend a general meeting shall deliver to the Company their written replies concerning their attendance at such meeting 20 days prior to the date of the meeting.

The Company shall, based on the written replies received from shareholders 20 days prior to the date of the general meeting, calculate the number of voting shares held by shareholders intending to attend the meeting. Where the number of voting shares represented by shareholders intending to attend the meeting amounts to more than one-half of the Company's voting shares, the Company may convene the general meeting; if not, the Company shall, within 5 days, notify shareholders again of the issues to be reviewed, date and venue of the meeting in the form of public notices. The Company may then convene the general meeting after the publication of such notices.

Article 44 After a notice convening the general meeting is issued by the board, the general meeting shall not be convened before the date announced, nor shall it be postponed with no reason. If, for any special reason, the Company must delay the convening of the general meeting, the board shall issue a notice of postponement at least five working days prior to the original date of general meeting. The board shall explain in the notice of postponement the reason and announce the new convening date.

Any postponement in convening a general meeting of the Company shall not cause any change to the originally scheduled date of determining the eligibility of attending the general meeting (or the record date).

Article 45 The board, after receiving a proposal in writing of convening an extraordinary general meeting by the supervisory committee, shall issue a notice convening the general meeting within 15 days from the date of receiving the proposal in writing. If the board does not issue the notice in time as aforesaid, the supervisory committee may, after informing the board in writing and filing the case for record in accordance with the requirements of the regulatory securities authorities and the stock exchange, convene the extraordinary general meeting within four months from the date of the board receiving the proposal in writing. Procedures of convening the meeting shall follow the procedures of convening general meeting by the board. Costs incurred shall be borne by the Company.

Article 46 After receiving a motion in writing from an independent director, the board shall consider whether the motion is in line with the Company's arrangement and decide whether to convene an extraordinary general meeting, and shall revert such decision to the independent director within 15 days from receipt of the motion in writing. Notice of convening the extraordinary general meeting shall be issued as soon as possible thereafter. If the board dissents from convening the extraordinary general meeting, the board shall revert to the independent director and disclose the relevant circumstances and reasons.

Article 47 Where the board accepts a request from shareholders individually or jointly holding more than 10% of the Company's voting shares and agrees to convene an extraordinary general meeting, it shall issue a notice to convene the same. Where there is any alteration to the original motion of the proposing shareholders to be stated in the notice, consents shall be sought from the relevant shareholders. Once the notice is issued, the board shall not propose new motions or change or postpone the holding of the general meeting without the consent of the proposing shareholders.

Article 48 Where the board fails to issue a notice convening a general meeting within 30 days upon receipt of a written request from shareholders individually or jointly holding more than 10% of the Company's voting shares, the proposing shareholders may convene an extraordinary general meeting within four months after the board has received such request. Where the proposing shareholders decide to convene such a meeting by themselves, they shall notify the board in writing in advance, report to the responsible organization of securities authorities of the State Council and the stock exchange in the place where the Company is located, for reference and issue a notice convening the meeting. The notice of the meeting shall comply with general requirements for notices of meetings and shall also meet the following requirements:

(1) new contents shall not be added to a motion, otherwise the proposing shareholders must resubmit the request to convene a general meeting to the board;

(2) the meeting shall be held at the address of the Company.

CHAPTER 6 REGISTRATION FOR THE SHAREHOLDERS' GENERAL MEETING

Article 49 A shareholder may attend the general meeting in person or appoint a proxy to attend and vote on his behalf.

Article 50 Where a shareholder intends to appoint a proxy to attend and vote on his behalf, a written proxy form shall be duly completed. Such written proxy form shall state the following:

(1) the name of the authorized proxy of the shareholder;

(2) the number of shares held by the principal represented by the authorized proxy;

(3) whether or not the proxy has any voting right(s);

(4) direction(s) to vote for or against each and every issue included in the agenda of the general meeting;

(5) whether or not the proxy has any voting right(s) in respect of provisional motions which may be included in the agenda of the AGM; and, if the proxy has such voting right(s), specific instructions as to the exercise of those voting rights;

(6) the proxy form shall state clearly that the proxy shall be entitled to vote or not at his discretion in the absence of specific instructions from the shareholder;

(7) the date of issue and validity period of the proxy form.

The proxy form shall be signed by the principal or its agent acting under a written power of attorney, where the principal is a legal person the proxy form shall bear its seal or be signed by its director or a proxy duly appointed. Where a shareholder appoints more than one proxy to attend and vote on his behalf, he shall specify the number of shares represented by each proxy in the proxy form.

Article 51 The proxy form shall be lodged at the Company's premises or such other venue as specified in the notice convening the meeting at least 24 hours prior to the time of the relevant meeting, or 24 hours prior to the scheduled voting time. Where the proxy form is signed by a person authorized by the principal, the power of attorney stating the authorization shall be notarized. The notarized power of attorney together with the proxy form shall be lodged at the Company's premises or such other venue as specified in the notice convening the meeting.

Article 52 Shareholders and proxies who intend to be present at a general meeting shall be registered on the date and at the venue specified in the notice of the meeting, and shall produce the relevant documents, evidence or certificates (or copies) in accordance with the following requirements:

(1) where a corporate shareholder is represented by its legal representative at the general meeting, the legal representative shall produce his identification card, certificate certifying his capacity of the legal representative and shareholding certificate;

(2) where a corporate shareholder is represented by a proxy other than its legal representative, the proxy shall produce his identification card, proxy form signed and sealed with the common chop of the legal representative and shareholding certificate;

(3) where an individual shareholder attends the general meeting in person, he shall produce his identification card and shareholding certificate; where an individual shareholder is represented by a proxy at the general meeting, the proxy shall produce a copy of the identification card, shareholding certificate of the principal and proxy form signed by the principal;

(4) shareholders and the proxies to be present at the meeting shall produce or submit the originals or copies of the aforesaid documents, evidences or certificates to the registry for the purpose of the meeting.

Article 53 The eligibility of an attendee of the general meeting shall be deemed invalid if the evidence produced involves one of the following conditions:

(1) the identification card of principal or attendee of the general meeting is found to be forged or expired or has been altered or does not comply with the residential identification card regulation;

(2) the information on the identification card produced by the principal or attendee of the general meeting is illegible;

(3) where multiple proxies shall have been appointed by the shareholder and the signatures on the instrument of authorization are inconsistent;

(4) the signature on the instrument of authorization faxed in for registration and that on the original copy of instrument of authorization produced when attending the general meeting are inconsistent;

(5) lack of signature or seal on the instrument of authorization;

(6) the relevant evidence produced by the principal or his proxy attending the general meeting contravenes the relevant provisions of laws, regulations, Articles of Association and these Rules.

Article 54 Where the principal or his proxy is ineligible for attending the general meeting as a result of irregularities of the principal's authorization or the fact that documents evidencing the legitimate identity of the principal or the authorization do not comply with the laws, regulations or provisions of the Articles of Association, the legal consequences so arising shall be borne by the principal or his proxy.

Article 55 The Company shall be responsible for preparing an attendance register to be signed by those attending the meeting. The attendance register shall state the names (or names of the corporations), identification document number and the address of the attendee, the number of voting shares held or represented, names of the principal (or names of the corporations) and so on.

Article 56 Shareholders and proxies shall enter the meeting place before the meeting starts. If they enter the meeting place after registration is over, they may only sit in on the meeting, and the shares held by them will not be counted towards the total number of voting shares present at the meeting. Voting shares held by those shareholders and proxies who have not filled in the votes due to retirement in the middle of the meeting or other reasons, are still to be counted and will not affect the total number of voting shares present at the meeting.

Article 57 The board shall take necessary measures to ensure the solemnity and proper order of the general meeting. The Company shall have the right to reject persons, other than shareholders (or proxies), directors, supervisors, secretary to the board, senior officers, lawyer(s) engaged and persons invited by the board, to enter the meeting venue. The Company shall take actions to stop anyone from provoking a quarrel, making trouble or infringing the lawful interests of other shareholders and refer the case to relevant authorities for settlement in time.

CHAPTER 7 REVIEW AND VOTING IN THE SHAREHOLDERS' GENERAL MEETING

Article 58 The general meeting shall be convened by the chairman of the board of directors, and the chairman of the board shall preside over and act as the chairman of the meetings. If the chairman is unable or fails to perform his duties, the deputy chairman shall preside over and act as the chairman of the meetings. In the event that the deputy chairman is unable or fails to perform his duties, a director shall be elected by a simple majority of directors to preside over and act as the chairman of the meetings.

If the board of directors is unable or fails to perform its duties of convening the general meeting, the supervisory committee shall convene, preside over and act as the chairman of the meetings in a timely manner. In the event that the supervisory committee does not convene and preside over the meeting, the shareholder(s) who individually or jointly holds or hold more than 10% shares in the Company for over ninety (90) days may convene or preside over such meeting at his/their own discretion, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.

Article 59 For an extraordinary general meeting separately convened by shareholders individually or jointly holding more than 10% of the total number of the Company's voting shares for over ninety (90) days, the board and its secretary shall perform their duties by due diligence. Directors and supervisors may attend the meeting while the secretary to the board shall attend the meeting to ensure the normal order of the meeting. Reasonable expenses of the meeting shall be borne by the Company.

The chairman of the meeting shall be subject to the provisions of Article 58 hereof. The shareholders making such proposal shall engage a lawyer to give legal advice at the general meeting in accordance with the relevant requirements. The legal fees shall be borne by such shareholders. The shareholders may also engage a notary to give notarial advice at the meeting and the charge shall be borne by them. The secretary to the board shall perform his duties practically and other convening procedures shall be in compliance with relevant provisions of the Articles of Association.

Article 60 The chairman of the meeting shall declare the commencement of the meeting at the appointed time, but the meeting may be declared to have commenced after the appointed time if any of the circumstances arises:

(1) directors and supervisors have not yet arrived;

(2) there exists any other significant causes.

Article 61 After announcing the formal commencement of the meeting, the chairman of the meeting shall first declare that the number of the shareholders present at the meeting and the number of shares they represent comply with the statutory requirements and provisions of the Articles of Association of the Company, and then announce the meeting agenda stated in the notice, and inquire whether the people who are present at the meeting have objections over the sequence of voting on motions.

Where the board or the chairman of the meeting does not include provisional motions proposed by the supervisory committee or shareholder(s) into the agenda of an AGM, explanations and comments shall be made at the AGM.

Article 62 The chairman of the meeting shall read the motions after announcing the agenda of the general meeting and require the party proposing the motion to make explanation when necessary:

(1) where the party proposing the motion is the board, chairman of the board, or other directors or secretary to the board entrusted by the chairman shall make explanation on the motion;

(2) where the party proposing the motion is not the board, the party or its authorized proxy shall make explanation on the motion.

Article 63 For items included in the agenda of the meeting, the chairman of the meeting may, by reference to the actual situation, adopt an approach of general reporting first, followed by considering and voting on each item, or single out more complicated items for reporting and then considering and voting on each of them.

Article 64 At an AGM, the board shall report and announce to the meeting the implementation status of issues which shall be conducted by the board in accordance with resolutions of the general meetings since the last AGM.

Article 65 At an AGM, the supervisory committee shall deliver special reports relating to supervision in the previous year, including:

(1) verification of the financial information of the Company;

(2) performance of duties by directors and senior officers of the Company and implementation of the relevant laws, regulations, the Articles of Association and resolutions of the general meeting;

(3) other material events to be reported to the general meeting as deemed necessary by the supervisory committee.

The supervisory committee may, if it thinks necessary, comment on motions reviewed by the general meeting, and file an independent report accordingly.

Article 66 Pursuant to the relevant laws and regulations, Articles of Association or other system of the Company, independent directors shall express their opinions on matters requiring their views. If it is required under applicable laws and regulations, independent directors shall submit their yearly work reports at the AGM and make a statement on their fulfillment of duties.

Article 67 Where a certified public accountant includes explanatory statements, qualified opinion, rejection to give opinion, or adverse opinion on the financial statement of the Company in its audit report, the board shall make an explanation to the general meeting for relevant issues which led the accountant to express the aforesaid comments and the effect on the financial and operating condition of the Company. Where such issues have direct impact on the profit for the current accounting period, the board shall determine the plans on profit distribution or capitalization of reserve funds on a "whichever-is-lower" basis.

Article 68 For motions to be resolved and included in the agenda of a general meeting, reasonable discussion time shall be granted for each motion before voting.

Article 69 Any shareholder or proxy may request to make a statement at a general meeting. A statement at any general meeting may take a written or verbal form. Request for making a statement shall be subject to permission by the chairman of the meeting. The chairman of the meeting may arrange for statements to be made by reference to the progress of the meeting. In general, each shareholder or proxy may not make more than two statements for each motion, and each statement may not exceed 10 minutes in principle. The statement of a shareholder or proxy shall not interrupt any of the reporting sessions or other participants' speeches at the meeting.

Article 70 Only shareholders and proxies have the right to make a statement at a general meeting when motions are under consideration. Any of them wishing to make a statement shall raise his or her hand to seek the permission of the chairman.

Article 71 Shareholders or proxies may inquire about or make suggestion to a resolution, the chairman of the meeting shall by himself or appoint any of the directors, supervisors or other appropriate persons who are present at the meeting, to provide an answer or explanation in response to the inquiries. The chairman of the meeting may refuse to answer any inquiries under any of the following circumstances provided that he shall state the reason:

(1) the statement is irrelevant to the subject;

(2) matters inquired about is subject to investigation;

(3) trade secrets of the Company are involved, which may not be disclosed at the general meeting;

(4) answering the inquiry will significantly harm the common interests of shareholders;

(5) there exists other important reasons.

Article 72 In reviewing the motions included in the notice of an extraordinary general meeting, no alteration shall be made to the relevant motions in respect of the following matters:

(1) increase or reduction of the registered capital of the Company;

(2) issue of debt securities of the Company;

(3) demerger, merger, dissolution and liquidation of the Company;

(4) amendment to the Articles of Association;

(5) profits distribution plans and loss recovery plans of the Company;

(6) appointment and removal of a member of the board of directors and the supervisory committee;

(7) change of the use of proceeds from a share offer;

(8) the entering into of a connected transaction which requires the approval of the shareholders in general meetings;

(9) acquisition or sale of assets which requires the approval of the shareholders in general meetings;

(10) change of the accounting firm engaged.

Any alteration in respect of the contents of the above motions shall be deemed to be a new motion and shall not be voted on at that shareholders' general meeting.

Article 73 The general meetings shall resolve on all motions included in the agenda separately, and shall not for any reason cause delay in voting on, or failure to vote on, such motions. Where different motions for the same issue are proposed at the AGM, such motions shall be voted on and resolved in the order of time in which they are proposed.

Article 74 In reviewing motions on the election of directors and supervisors at a general meeting, shareholders shall vote on candidates for the office of directors or supervisors separately.

Article 75 Each shareholder or his authorized proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Besides the situations stipulated by Article 77 in these Rules, each share shall carry one vote.

Article 76 On a poll, shareholders (including proxies) entitled to two or more votes need not cast all his votes in the same way of affirmative votes or dissenting votes.

In the event of an equality of votes, the chairman of the meeting shall be entitled to an additional vote.

Article 77 Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders' general meeting in accordance with the Articles of Association. The main procedures of the cumulative voting system are as follows:

(1) where the number of directors to be elected is more than two, the cumulative voting system must be adopted;

(2) where cumulative voting system is adopted, each of the shares held by a shareholder shall carry the same number of votes as the number of directors to be elected. All shareholders present at the general meeting for election of directors may fully exercise their respective voting rights that the number of votes they have shall be the number of their respective shares multiplying by the number of director candidates;

(3) the notice of a shareholders' general meeting shall notify the shareholders that a cumulative voting system will be adopted for the election of directors. The conveners of the shareholders' general meeting shall prepare ballots suitable for cumulative voting, and shall give descriptions and explanations in writing regarding the cumulative voting system, the completion method of the ballots and the methods of counting the votes;

(4) in casting his votes for the director candidates at a shareholders' general meeting, a shareholder may exercise his voting rights by spreading his votes evenly and cast for each of the candidates the number of votes corresponding to the number of shares he holds; or he may focus on one particular candidate and cast for that candidate the total number of votes carried by all of his shares; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds;

(5) upon the exercise of his voting rights by focusing all his votes on one or several of the candidates of directors, a shareholder shall not have any right to vote for any other candidates;

(6) where the total number of votes cast by a shareholder is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast by a shareholder is less than the number of votes carried by the total number of shares held by such shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder;

(7) where the number of approval votes for a director candidate exceeds one-half of the total voting rights (to be calculated in accordance with the total number of shares if the cumulative voting is not adopted) represented by the shareholders present at the shareholders' general meeting, the candidate shall be the elected director. If the number of the elected director candidates exceeds the total number of directors to be elected, those candidates who win the largest number of approval votes shall be elected as directors (however, if the elected directors whose approval votes are comparatively fewer win the same number of approval votes, and the election of such candidates as directors will give rise to the number of directors elected exceeding the number of directors to be elected, such candidates shall be deemed as having not been elected); if the number of directors elected at a shareholders' general meeting falls short of the number of directors to be elected, a new round of voting shall be carried out for the purpose of filling such directorship vacancies, until all the directors to be elected are validly elected;

(8) where a new round of voting is carried out in accordance with the provisions of paragraph (7) of this Article at the shareholders' general meeting, the number of votes cast by the shareholders in the cumulative voting shall be re-counted in accordance with the number of directors to be elected in the new round of voting.

Article 78 When a connected transaction is considered at a general meeting, connected shareholders shall not vote, and the voting shares held by them shall not be counted in the total number of shares with voting rights present at the meeting. The voting result of non-connected shareholders shall be adequately disclosed in the announcement of the resolutions at the general meeting.

Article 79 The votes on each matter under consideration at any general meeting shall be counted by two proxies and one supervisor and the voting results shall be announced on the spot by the representative of the persons who have counted the votes. Connected shareholders shall not participate in the counting of votes for any connected transaction under consideration.

Article 80 If any shareholder who is present in person or by proxy has any doubt as to the result of a resolution which has been put to vote at a shareholders' general meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately. Shareholders and proxies of shareholders who object to the results of voting may check the votes, and the results shall be final and conclusive. Any objection after the meeting shall be invalid.

Article 81 The chairman of the meeting shall be responsible for determining whether a resolution has been passed pursuant to results of votes. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes. The Company shall announce the resolutions of the shareholders' general meetings in accordance with applicable laws and the relevant provisions of the stock exchange on which the shares in the Company are listed.

Article 82 Any vote shall be invalid if it is not completed in accordance with the instructions set out in the ballot or is deliberately stained or damaged on the surface thereof.

Article 83 Resolutions of a general meeting shall be divided into ordinary resolutions and special resolutions.

(I) Ordinary resolutions

Ordinary resolutions shall be passed by votes exceeding one-half of voting rights represented by shareholders (including proxies) attending the general meeting.

The following issues shall be approved by ordinary resolutions at a general meeting:

(1) working reports of the board and the supervisory committee;

(2) profit distribution plans and loss recovery plans formulated by the board;

(3) appointment and removal of the members of the board and the supervisory committee, their remuneration and the method of payment thereof;

(4) annual budgets, final accounts, balance sheets and profit and loss accounts and other financial statements of the Company;

(5) appointment, removal or non-reappointment of an accounting firm;

(6) other issues, except for those required by laws, administrative regulations or the Articles of Association to be passed by special resolutions.

(II) Special resolutions

Special resolutions shall be passed by votes representing more than two-thirds of voting rights represented by shareholders (including proxies) attending the general meeting.

The following issues shall be approved by special resolutions at general meetings:

(1) increase or reduction in share capital of the Company and the issue of shares of any class, warrants and other similar securities;

(2) issue of debt securities of the Company;

(3) demerger, merger, dissolution and liquidation of the Company;

(4) amendments to the Articles of Association;

(5) any other issue confirmed by an ordinary resolution at a general meeting that it may have material impact on the Company and accordingly shall be approved by special resolutions.

Article 84 Where issues specified in sub-paragraphs (2) to (8), (11) to (12) of Article 30 of these Rules are involved, the affected class shareholders, whether or not they are entitled to vote at general meetings originally, shall have the right to vote at class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

"Interested shareholder(s)" as specified in the preceding paragraph refers to:

(1) in the event of a repurchase of shares by the Company by way of a general offer to all shareholders of the Company or by way of public transactions on a stock exchange pursuant to Article 29 of the Articles of Association, an "interested shareholder" is a controlling shareholder within the meaning of Article 57 of the Articles of Association;

(2) in the event of a repurchase of shares by the Company by an off-market agreement pursuant to Article 29 of the Articles of Association, an "interested shareholder" is a shareholder related to the agreement;

(3) in the event of a reorganization of the Company, an "interested shareholder" is a shareholder who assumes a relatively less proportion of obligation than that of any other shareholder of that class or who has an interest different from that of any other shareholder of that class.

Article 85 Resolutions of a class general meeting shall be approved by votes representing more than two-thirds of the voting rights of shareholders of that class present at the meeting who, in accordance with Article 84, are entitled to vote at the meeting.

Pursuant to the applicable rules governing listing of securities as revised from time to time, when any shareholder is obliged to abstain from voting on a motion at a class meeting or when any shareholder is restricted to vote in favour of or against a motion at a class meeting, any vote of such shareholder or its proxy which violates the relevant requirement or restriction shall not be counted in the voting result.

Special voting procedures for class shareholders shall not apply in the following circumstance:

(1) with the approval by special resolutions in a general meeting, the Company issues and plans to issue, at one or more occasions, a total number of shares not exceeding 20% of each of its existing issued and outstanding domestic shares and overseas listed foreign shares in every 12 months;

(2) the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is completed within 15 months from the date of approval of the regulatory securities authorities of the State Council.

Article 86 Under the circumstances stipulated in the preceding Article, after announcing the notice of shareholders' general meeting, the Company shall announce the notice of shareholders' general meeting once again within 3 days after the day on which the share certificates are registered.

CHAPTER 8 CLOSING AND ADJOURNMENT OF THE MEETING

Article 87 The chairman of the meeting shall have the power to declare the adjournment of the meeting in accordance with the arrangement and progress of the meeting. The chairman of the meeting may also declare the adjournment of the meeting when it is deemed necessary.

Article 88 The chairman of the meeting shall declare the meeting closed after the motions have been passed at the general meeting without objection from any shareholders or proxies.

CHAPTER 9 RESOLUTIONS AND MINUTES OF THE MEETING

Article 89 A shareholders' general meeting should pass resolutions for the motions which are listed in the agenda of the meeting.

Article 90 Minutes of a general meeting shall be kept. The minutes shall record the following information:

(1) the number of voting shares represented by shareholders present at the meeting, and the percentage of such shares in the total number of shares in the Company;

(2) the date and venue of the meeting;

(3) the name of the chairman of the meeting and the agenda of the meeting;

(4) the summary of each attendee's opinion on motions;

(5) the voting result of each issue voted on;

(6) the inquiries and suggestions of shareholders and the answers or explanation made by the board and the supervisory committee;

(7) other issues that shall be recorded in the minutes in accordance with opinions of the general meeting and provisions of the Articles of Association.

Article 91 Resolutions and minutes of a general meeting shall be signed by directors attending the meeting and the minutes recorder, while minutes of the meeting shall be signed by the person in charge (the chairman of the meeting), and be kept by the secretary to the board as the Company's permanent record.

Article 92 The secretary to the board shall be responsible for keeping such written information as the register of attendees, power of attorney, photocopy of identification documents, voting statistics sheet, minutes of the meeting and resolutions of a general meeting.

CHAPTER 10 DISCLOSURE OF INFORMATION

Article 93 The board of the Company shall strictly comply with the laws, regulations and requirements of the stock exchange on which the Company's share are listed and transacted in relation to the disclosure of the Company's information. It shall ensure that matters examined and/or resolutions passed at the board meeting are disclosed truly, accurately, thoroughly and in a timely manner.

CHAPTER 11 SUPPLEMENTARY PROVISIONS

Article 94 These Rules are an appendix to the Company's Articles of Association. They are prepared by the board and shall come into effect, together with the Company's Articles of Association amended in accordance with the requirement for domestically listed companies, upon approval of a shareholders' general meeting by passing a special resolution. Any amendment to these Rules shall be proposed by the board in form of an amendment proposal, and shall come into effect upon approval of a shareholders' general meeting by passing a special resolution.

Article 95 The shareholders' general meeting authorizes the board to interpret these Rules.

Article 96 Where any matter is not covered by these Rules or where these Rules fail to comply with the laws, administrative regulations, other relevant regulatory documents and provisions of the Articles of Association, those laws, administrative regulations, other relevant regulatory documents and provisions of the Articles of Association shall prevail.

Article 97 The phrases "more than" and "less than" herein for the numbers includes the numbers indicated themselves while "majority" and "exceed" excludes the numbers indicated themselves.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the operational procedure of the board of directors of Air China Limited (hereinafter referred to as the "Company") and to ensure the working efficiency and the scientific strategic decision-making of the board of directors, these Rules are formulated in accordance with the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other relevant laws and regulations and the "Articles of Association of Air China Limited" (hereinafter referred to as the "Articles of Association").

Article 2 As authorized by the general meeting, the board of directors shall be responsible for the operation and management of the Company's assets, and acts as central business decision-making body that is accountable to the general meeting.

CHAPTER 2 FORMATION AND COMMITTEES OF THE BOARD

Article 3 The board of directors shall be established in accordance with the Articles of Association, with the appropriate proportion of independent directors and outside directors.

Article 4 Directors shall be elected or replaced at the shareholders' general meeting each for a term of three (3) years. The term of a director is renewable by re-election after its expiry. However, the term of an independent director re-elected shall not exceed six (6) years. The director, before his term of office is expired, shall not be removed by the general meeting without any reason. The term of a director shall be calculated from the date of passing the resolution at the general meeting to the expiry of that session of the board.

Article 5 When the term of office of all directors are expired, in the event that the new board of directors has not been elected, the former directors shall continue to perform their responsibilities until the new board of directors is formed.

Article 6 The board shall include one chairman and two vice-chairmen, who are elected and removed by a majority of directors.

The chairman of the board of directors shall exercise the following functions and powers:

(1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

(2) to examine the implementation of resolutions passed by the board of directors at board meetings;

(3) to sign the securities certificates issued by the Company;

(4) to sign important documents of the board of directors and other documents which should be signed by the legal representative;

(5) to exercise powers of the legal representative;

(6) in any emergent force majeure event such as natural disasters, to exercise his special right of disposal to the business of the Company in compliance with laws, regulations and in the interests of the Company, and to report to the board of directors and the general meeting of the Company afterwards.

(7) to exercise other powers conferred by the board of directors;

The deputy chairman shall assist the chairman in performing his duties. If the chairman is unable or fails to perform his duties, such duties shall be performed by the deputy chairman. In the event that he deputy chairmen is unable or fails to perform their duties, a director shall be elected jointly by more than a half of the directors to perform such duties.

Article 7 The Company shall have a secretary to the board who shall be nominated by the chairman of the board of directors and employed or dismissed by the board of directors. The secretary shall be accountable to the board. The main duties of the secretary to the board include:

(1) organizing and arranging for the board meetings and shareholders' general meetings; preparing meeting materials, handling relevant meeting affairs; making minutes of the meetings and ensuring their accuracy; keeping meeting documents and minutes; taking initiative to monitor the progress of the implementation of relevant resolutions; reporting any important issues occurring during the implementation to the board and giving relevant advice to the board.

(2) ensuring the material matters decided by the board of the Company to be carried out strictly in accordance with the procedures stipulated; at request of the board, participating in the arrangement of consultation on and analysis of the matters to be decided by the board and offering relevant opinions and suggestions; handling the day-to-day affairs of the board and its committees as entrusted.

(3) acting as the liaison officer of the Company with the regulatory securities authorities, responsible for organizing, preparation and timely submission of the documents required by the regulatory authorities as well as accepting and organizing the implementation of any assignment from the regulatory authorities.

(4) coordinating and organizing the Company's disclosure of information; establishing and improving the information disclosure system; participating in all of the Company's meetings involving the disclosure of information; and keeping informed of the Company's material operation decisions and related information in a timely manner.

(5) keeping the Company's price-sensitive information confidential and establishing effective confidentiality systems and measures; in case of any of the Company's price-sensitive information divulged due to any reason, taking necessary remedial measures, timely explaining and clarifying it, and making relevant reports to the regulatory authorities in overseas jurisdictions where the shares of the Company are listed and the CSRC.

(6) coordinating and organizing marketing activities; coordinating reception of visitors, handling the investor relations; keeping in touch with investors, intermediaries and news media; coordinating replies to inquiries from the public; and ensuring investors to obtain the information disclosed by the Company in a timely manner; organizing and preparation of the Company's domestic and overseas marketing and promotion activities; preparing conclusive reports on marketing and important visits; and organizing matters about the submission of the reports to the CSRC.

(7) handling and keeping the materials in relation to information on shareholders register, directors register, amount of shares held by major shareholders and records of directors' shares, and the list of beneficiaries of outstanding bonds of the Company.

(8) assisting directors and the president in duly implementing the domestic and foreign laws, regulations, the Articles of Association and other related provisions during exercising their functions and powers; upon becoming aware that the Company has passed or may pass resolutions which may breach the relevant provisions, being liable for immediately reminding the board and being entitled to report such facts to the CSRC and other regulatory authorities.

(9) coordinating the provision of relevant information necessary for the Company's supervisory committee and other regulatory authorities to discharge their duties; assisting in carrying out due diligence on the chief financial officer, directors and the general manager of the Company of their fiduciary duties.

(10) exercising other functions and powers as conferred by the board, as well as other functions and powers as required by laws in any jurisdiction where the shares of the Company are listed and the stock exchanges.

Article 8 The board shall establish special committees such as strategy and investment committee, audit and risk management committee, and management personnel training and remuneration committee in accordance with related resolutions of the shareholders' general meeting. These special committees shall consider specific matters and give their opinions and advice for the board's decision-making based on the proposals made by the board of directors, the chairman of the board and the president.

The majority of members of audit and risk management committee and management personnel training and remuneration committee shall be independent non-executive directors, and the persons in charge of the committees shall be acted by independent non-executive directors. The audit and risk management committee shall have at least one independent non-executive director who shall have relevant professional qualifications, or shall have professional specialty in audit or related financial management. Such special committees shall formulate relevant working rules which shall be come into effect upon receiving approval by the board of directors.

CHAPTER 3 FUNCTIONS AND POWERS OF THE BOARD

Article 9 The board shall be responsible to the shareholders' general meeting and exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and report on its work to the shareholders' general meetings;

(2) to implement the resolutions passed at the shareholders' general meetings;

(3) to determine the Company's business plans and investment plans;

(4) to formulate the Company's annual budgets and final accounts;

(5) to formulate the Company's profit distribution proposals and loss recovery proposals;

(6) to formulate the proposals for increase or reduction of the Company's registered capital, and proposals for issue of the Company's bonds;

(7) to formulate the proposals for merger, demerger or dissolution of the Company;

(8) to decide on the general investment, risk investment, connected transactions, assets pledged and other guaranteed affairs of the Company within the authority granted by the shareholders' general meeting;

(9) according to laws, administrative regulations and the Articles of Association, to decide on other external guarantees that require the approval of the general meetings;

(10) to decide on the establishment of the Company's internal management bodies;

(11) to appoint or remove the Company's president, secretary to the board of directors; to appoint or remove the Company's senior officers such as deputy president and person in charge of finance according to the proposals of the president and determine their remunerations, rewards and punishment;

(12) to formulate the Company's fundamental management system;

(13) to formulate the proposals for any amendment to the Articles of Association;

(14) to manage matters of disclosure of information on the Company;

(15) to make proposal of any employment or replacement of the accounting firm which audits the Company's accounts at the shareholders' general meeting;

(16) to receive the work report of the president of the Company and examine on the president's work;

(17) to exercise other functions and powers as stipulated by laws, administrative regulations or the Articles of Association and granted by the shareholders' general meeting.

Article 10 Any external guarantee of the Company shall be considered and passed by the board of directors. Matters fulfilling any of the following conditions shall be approved by the general meeting after being considered by the board of directors:

(1) Any provision of guarantee, provided after amount of external guarantees provided by the Company or its controlled subsidiaries exceeds 50% of the latest audited net assets;

(2) provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

(3) provision of a single guarantee whose amount exceeds 10% of the latest audited net assets;

(4) provision of guarantee to shareholders, actual controllers and their connected parties;

(5) the amount of external guarantees of the Company within a year exceeds 30% of total assets of the Company;

(6) other matters that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Associations.

Article 11 Limits of the board's right to approve the Company's investment projects are specified as follows:

(1) General transactions (including investments and acquisitions). The board shall have the authority to approve any transaction which fulfills the following conditions:

1. Based on the ratio tests specified in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules of the Stock Exchange"), each of the assets ratio, profit ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction is less than 25%; and

2. each of the following five ratios applicable to the transaction is less than 50%: total asset value of the transaction (the higher of the book value and the appraised value, if applicable) to the latest audited total asset value of the Company; the transaction amount (including the debts and costs assumed) to the latest audited net asset value of the Company; profit from the transaction to the audited net profit of the Company for the latest financial year; revenue generated from the main business under the subject of the transaction (such as

equity interests) for the latest financial year to the audited revenue from the main business of the Company for the latest financial year; and relevant net profit generated under the subject of the transaction (such as equity interests) for the latest financial year to the audited net profit of the Company for the latest financial year; and in addition, the total amount of purchases or sales, in which such transaction is included, of major assets (including connected transactions) within one year is less than 30% of the total assets of the Company (absolute values shall be taken if the above values are negative).

(2) Connected transactions. The board shall have the authority to approve any connected transaction which fulfills the following conditions:

1. any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of the Stock Exchange is less than 2.5%; and

2. the transaction amount represents less than 5% of the latest audited net asset absolute value of the Company, and the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

(3) Risk investments (representing futures contracts such as aircraft fuel prices hedging contracts and other derivatives). Subject to Clause (1) of Article 11 in the rules, the board of directors shall have the authority to examine and approve the projects with the investment amount of less than 15% of the Company's latest audited net asset; the projects exceeding the aforesaid limit shall be examined and approved by a general meeting.

(4) External Guarantee. The board of directors shall have the authority to approve external guarantees, except those required to be approved by the general meetings according to applicable domestic and overseas laws and regulations, regulatory documents and stipulations of the Articles of Association.

Article 12 Limits of the board's right to approve the disposals of the Company's fixed assets:

The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose of or agree to dispose of any fixed assets of the Company, unless the sum of the expected value of the consideration for a fixed asset to be disposed of and the amounts generated from all completed disposals

of fixed assets of the Company during a period of four (4) months prior to the proposed disposal does not exceed 33 % of the value of the Company's fixed assets as shown in the latest balance sheet tabled at a shareholders' general meeting, in such a case the board of directors shall have the authority to approve. Should there be any inconsistency between the preceding requirements and provisions of the stock exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail.

Disposals of the fixed assets include transfer of some asset interests, but not include guarantee provided by pledge of fixed assets.

The effectiveness of the Company's disposal of the fixed assets shall not be affected by any breach of the forgoing provisions in Clause 1 of this Article.

In the event that the board of directors make decisions on market development, mergers and acquisitions, and investments in new areas, for the projects with the investment amounts or mergers and acquisitions of up to certain percentage of the Company's total assets (such percentage shall be decided by the general meetings), a public consultant institutions shall be retained to provide professional advice as the important basis for the board's decision-making.

Article13 During the recess of the board meeting, the chairman of the board, with authorization from the board, may perform partial duties of the board.

The chairman shall be authorized by the board in accordance with the following principles:

(1) to focus on the operation and development of the Company, to make good use of market opportunities and to ensure smooth and efficient operation of the Company;

(2) to be flexible and pragmatic, to avoid excessive formalities on condition that it is not against the Articles of Association, and to ensure the business decision of the Company is made in a timely manner;

(3) not to harm the interests of the Company and shareholders as a whole, especially the legal interests of minority shareholders.

CHAPTER 4 RULES FOR BOARD MEETINGS

Article 14 The board meetings include regular board meetings and extraordinary board meetings. Regular board meetings include: annual meetings, interim meetings, first-quarter meetings and third-quarter meetings.

(1) Regular board meetings

1. Annual board meetings

   Annual meetings shall be convened within 120 days from the end of the financial year of the Company, or other time which is considered as appropriate by the board. The directors shall discuss motions to be submitted at the general meeting for approval. The time of an annual board meeting shall be determined to ensure that the annual general meeting of the shareholders may be convened within 6 months from the close of the financial year of the Company.

2. Interim board meetings

   The interim board meetings shall be convened within 60 days from the expiry of the first six months of the financial year of the Company, or other time which is considered as appropriate by the board. The directors shall mainly examine and approve the Company's interim reports and deal with other relevant matters at such meetings.

3. First-quarter and third-quarter meetings

   The meetings shall be held in the first month of each of the second and fourth quarter of the calendar year. The directors shall mainly examine and approve the Company's quarterly reports for the preceding quarters at such meetings.

(2) Extraordinary board meetings.

If any of the following circumstances occurs, the chairman of the board of directors shall issue a notice convening an extraordinary board meeting within ten (10) days which shall not be limited by the notice period prescribed in Article 24 hereof:

1. Shareholder(s) representing more than 10% of the voting rights consider(s) it necessary;

2. The chairman of the board of directors considers it necessary;

3. More than one-third of the directors jointly propose it;

4. More than one-half of the independent directors jointly propose it;

5. The supervisory committee proposes it;

6. The president proposes it.

Article 15 The board meetings may be held on-site, by conference call or by written resolutions.

The board meetings may be held by conference call or other similar communication equipment, provided that the attending directors are able to hear clearly other directors' speech at the meeting and communicate among themselves. All attending directors shall be considered as being present at the meetings. In the event that the attending directors are unable to sign on the resolutions on site, they shall express their opinions orally during the meeting and complete the signing procedures as soon as possible.

When the board of directors accepts discussion on any motion in written form instead of holding a board meeting, the draft of the motion must be sent to each director by hand, post, telegraph or facsimile transmission. In addition, when the number of the directors signed on the draft satisfies the quorum required by laws, regulations and the Articles of Association, and the motion has been sent to secretary to the board by foregoing methods, such motion shall be deemed as the board resolution, then no further board meeting will be necessary. However, regular board meetings shall not resolve on any motion in such a way of written motions. Furthermore, if the board considers that any major shareholder or director has any material conflict of interests in any motion to be resolved at a board meeting (as defined by applicable domestic and overseas regulations) or director, such motion shall not be resolved in such a way of written motions.

Article 16 A board meeting shall be convened and chaired by the chairman of the board. If the chairman of the board is unable or fails to convene and chair the meetings, the deputy chairman shall convene and chair the meetings; if the deputy chairman of the board is unable or fails to convene and chair the meetings, a director shall be jointly elected by a simple majority of directors to convene and chair the meetings.

Article 17 The quorum of board meetings shall be formed by a majority of directors.

Article 18 Directors shall attend the board meetings in person. Where a director is unable to attend a meeting for any reason, he may authorize another director in writing to attend the meeting as his proxy. The written authorization shall set out the name of the attorney as well as the subject, limit and validity of such authorization, and shall be signed or sealed by the principal.

Article 19 The board of directors shall propose to the shareholders' general meeting to replace any independent director who has not been present in person for three times consecutively at board meeting.

In the event that any other director has twice consecutively failed to be present in person at any board meeting, nor authorized another director to be present

at the board meeting on his behalf, he shall be considered unable to fulfill his responsibilities as a director, and the board of directors shall accordingly suggest the shareholders' general meeting making a replacement.

CHAPTER 5 PROPOSED RESOLUTIONS OF BOARD MEETINGS

Article 20 Resolutions shall be proposed to the board meetings in the following circumstances:

(1) The chairman of the board of directors propose it;

(2) More than one-third of the directors jointly propose it;

(3) The supervisory committee proposes it;

(4) Any special committee of the board proposes it;

(5) The president proposes it;

(6) More than one-half of the independent directors jointly propose it;

(7) other circumstances so stipulated by laws, regulations and the Articles of Association.

Article 21 The secretary to the board shall be responsible for compiling the proposed resolutions to be considered at the meeting. Any person proposing the resolution shall submit such proposed resolutions and the relevant explanatory materials to the secretary to the board 5 days before the date of notice convening the board meeting. Proposed resolutions in relation to major connected transactions (as determined on the criteria promulgated by the relevant regulatory authorities from time to time) in relation to the appointment and removal of accounting firm, which are subject to approval by the board or the shareholders at the general meeting and proposed resolutions of appointment or dismissal of accounting firms shall first be approved by more than one-half of the independent directors. The relevant materials shall be submitted to the chairman of the board or the convener of the board meeting after such materials being compiled by the secretary to the board who shall set out the time, place and agenda of the meeting.

Article 22 The secretary of the board shall be responsible for communication and liaison with all directors during the period from the issue of notice convening the board meeting to the holding of the meeting, and make a timely supplement of the documents as required by the directors for making decisions on the resolution.

Where more than one-fourth of the directors or more than two independent directors consider the materials provided insufficient or uncertain, they may jointly make a proposal in written form to adjourn the board meeting or the discussion on part of the proposed resolutions. The board shall accept such proposal. Unless such proposal is put forward during the meeting, the secretary to the board shall give a notice to the directors, supervisors and other persons attending the meeting upon receiving a written joint request from the relevant directors to adjourn the meeting or discussion on part of the proposed resolutions.

CHAPTER 6 NOTICE OF MEETINGS

Article 23 A notice of a board meeting shall be given to all the directors, supervisors or other persons attending the meeting before the date of such meeting, and shall be signed and issued by the convener of the board meeting.

The notice of such meeting shall set out the following:

(1) the time and place of the meeting;

(2) the duration of the meeting;

(3) the agenda, relevant reasons, subject matter and the relevant materials;

(4) the date of the notice.

Article 24 The notice of the board meetings shall be given in accordance with the following requirements:

(1) If the time and place of regular board meeting has been stipulated by the board, the board may not give any notice unless the time and place of regular board meeting are changed. The agenda and relevant documents of the meeting shall be given to all directors, supervisors and other persons attending the meeting at least 3 days in advance;

(2) If the time and place of regular board meeting are not stipulated by the board, the secretary to the board shall inform all directors at least 14 days in advance of the time, place and agenda of the meeting by facsimile transmission, courier, registered post or hand;

(3) The notice shall be written in Chinese and if necessary, be accompanied by an English version.

Article 25 Any director, upon receipt of the notice, shall notify the secretary of the board within two days prior to the meeting whether he will attend the meeting.

A director may waive his right to receive the notice of the board meeting.

If any director has been present in the meeting, and he does not claim before his arrival or claim at the meeting that no such notice is received by him, it shall be deemed that the notice of meeting has been served on him.

Article 26 If any adjournment or cancellation of the meeting for any reason, a notice shall be given to the attendees one day before the original date of the meeting.

CHAPTER 7 CONSIDERING AND VOTING ON PROPOSED RESOLUTIONS

Article 27 The chairman of the board meeting shall call the meeting as scheduled.

Article 28 The meeting shall be chaired by the chairman of the meeting. The person proposing a resolution or relevant persons shall elaborate the proposed resolutions to the board.

Article 29 Meetings of the board shall be conducted in a democratic way and views of its members shall be duly respected.

Article 30 When reviewing the relevant motions and items, in order to understand the main points and situations in detail, the board may require heads of the relevant departments to attend the meeting to answer relevant questions. If any proposal being considered at the meeting is found unclear or infeasible to be fully discussed, the board shall adjourn the discussion on that subject.

Article 31 Attending personnel shall have the right to speak but no right to vote. Resolutions of the board shall be made after due consideration of their opinions.

Article 32 The independent directors shall give their independent opinions to the board or the general meeting on the following matters:

(1) the nomination, appointment and removal of any director;

(2) the appointment and dismissal of any senior officer;

(3) the remuneration of the directors and senior officers of the Company;

(4) the existing or new loans granted by the Company to its shareholders, actual controller or related enterprises, or other funds transferred from the Company, with the total amount exceeding $3 million or 5% of the latest audited net asset value, and whether the Company has taken effective measures to recover such debts;

(5) Distribution plans of the cash profits that the board of directors has not made;

(6) Issues that the independent directors consider possible to impair on the rights and interests of minority shareholders;

(7) other matters so stipulated by laws, regulations, regulatory documents or the Articles of Association.

An independent director shall provide his comments by way of: agreeing; reserving his opinion with reasons; objecting with reasons; or expressing his view as not being able to provide his comments and his difficulties thereof.

When the relevant issues are of those required to be disclosed, opinions of independent directors shall be notified in public by the Company. In addition, if the independent directors have different opinions and cannot come to an agreement, their opinions shall be disclosed respectively by the board.

Article 33 In reviewing the proposed resolutions at the board meeting, all directors present at meetings shall declare their affirmative, dissenting votes or abstaining opinions. The proposal may be voted by show of hands or by a poll, which shall be decided by the chairman of the board meeting.

The directors who are acting as proxies shall exercise the voting rights within the scope of such authorization.

Article 34 If a director fails to attend a board meeting in person or by proxy, he shall be deemed to have waived his rights to vote at the meeting.

Article 35 Any resolutions of the board with respect to any of the following matters shall be passed by more than two-thirds of the directors while other resolutions of the board shall be passed by a majority of the directors: (1) formulation of proposals for the increase or reduction of the registered capital of the Company; (2) formulation of proposals for the issue of the debt securities of the Company; (3) making proposals for merger, demerger or dissolution of the Company; (4) formulation of proposals for amendments to the Articles of Association; (5) external guarantee; and (6) other matters so stipulated by laws, regulations or the Articles of Association.

Article 36 Each director has one vote. In the case of equal division of affirmative and dissenting votes, the chairman of the board of directors is entitled to a casting vote.

Article 37 If any director is associated with the enterprises that are involved in the matters to be resolved by the board meetings, he shall not exercise his voting rights for

such matters, nor shall he exercise voting rights on behalf of other directors. Such board meetings shall be convened by a majority of the directors present thereat who not connected. Decisions made by the board meetings shall be passed by a majority of the directors that are not connected. The matters provided in Article 35 hereof to be passed by more than two-thirds of the directors shall be passed by votes of more than two-thirds of the directors that are not connected. If the number of non-connected directors attending the board meetings falls short of three, such matters shall be submitted to the Company's general meeting for approval.

Article 38 If any director of the Company or its associates (as defined by the applicable securities listing rules as amended from time to time) has/have direct or indirect material interest in the contract, transaction or arrangement entered into or contemplated by the Company (except for employment contracts between the Company and directors, supervisors, president, deputy presidents and other senior officers), whether an approval from the board of directors is required for the relevant matters under normal circumstances, he shall disclose to the board of the nature and amount of his interest as soon as practicable.

In respect of the contract, arrangement or proposal in which the relevant director or his associates has/have substantial interests, the relevant director shall not vote at the relevant board meeting, nor shall he be counted in the quorum.

CHAPTER 8 RESOLUTIONS AND MINUTES OF THE MEETINGS

Article 39 In general, resolutions shall be made in respect of all matters considered at the board meeting.

Article 40 A resolution of the board on the Company's connected transaction shall not be valid until it is approved by the independent directors in writing.

Article 41 A written resolution of the board which is signed by the directors shall not take legal effect as a resolution of the board if it has not been passed in accordance with the prescribed procedures, notwithstanding all the directors have already expressed their opinions in different ways.

Article 42 The minutes of the board meeting shall record in detail the matters discussed by the directors. The minutes shall state the following:

(1) the date and place of the meeting, and the names of convener and chairman of the meeting;

(2) the names of the directors attending the meeting in person or by proxy and the names of their proxies;

(3) the agenda of the meeting;

(4) the summary of the directors' opinions (for a meeting by written resolution, the directors' opinions in writing shall prevail) (including any doubts or objections of the directors);

(5) the voting method and result of each proposed resolution (the result of the voting shall set out the respective number of the votes of assenting, dissenting or abstention).

Article 43 The minutes of each board meeting shall be given to all directors as soon as practicable. Directors who wish to amend or supplement the minutes shall submit a written report setting out his comments to the chairman of the board within one week after the receipt of the minutes circulated.

Article 44 Directors and recorder(s) present at meetings shall sign the minutes. Each director shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be properly and permanently kept as important documents of the Company in the premises thereof.

Article 45 Any director who votes for a resolution in violation of any laws, administrative regulations, the Articles of Association or resolutions of general meeting shall be directly liable for all losses arising therefrom. Any director who votes against the resolution and who has been proved as having expressed dissenting opinions on the resolution that are recorded in the minutes of the meeting may be exempted from such liability. Any director who abstains from voting or who fails to attend the meeting in person or by proxy shall not be exempted from such liability. Any director who explicitly expresses his objection in the course of discussion but fails to cast an objection vote shall not be exempted from such liability.

CHAPTER 9 IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD MEETING AND FEEDBACKS

Article 46 The board of the Company shall strictly comply with the laws, regulations and requirements of the stock exchange on which the Company's share are listed and transacted in relation to the disclosure of the Company's information. It shall ensure that matters examined and/or resolutions passed at the board meeting are disclosed truly, accurately, thoroughly and in a timely manner.

Article 47 Prior to disclosure of any resolution of the board through normal channels, any attendee shall by no means disclose it in any form or acquire any interest for himself thereby.

CHAPTER 10 IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD MEETING AND FEEDBACKS

Article 48 The following matters shall not be carried out until they are examined and approved by the board and submitted to and approved by the general meeting:

(1) to formulate the Company's annual budget and final accounts;

(2) to formulate the Company's profit distribution proposals and loss recovery proposals;

(3) to formulate the proposals for increase or reduction of the Company's registered capital;

(4) to formulate the proposals for issue of Company's debt securities;

(5) to formulate the proposals for merger, demerger or dissolution of the Company;

(6) to formulate the proposals for any amendment to the Articles of Associations;

(7) to make proposal of any employment or replacement of the accounting firm which audits the Company's accounts at the shareholders' general meeting.

Article 49 The president shall fully implement the resolutions passed by a board meeting within the scope of his duties or as authorized by the board and report to the board on the implementation of such resolutions. Other matters shall be organized and implemented by related departments arranged by the board, which shall receive and consider the report of these departments. The secretary to the board shall be responsible for transfer of the reporting material abovementioned in written form to the board.

Article 50 The chairman of the board shall have the power to, or authorize the deputy chairman or other directors to, supervise the implementation of the resolutions of the meeting.

Article 51 At each board meeting, the president or other related departments shall report on the implementation of the resolutions passed by the board during the last meeting to the board in written form. The board shall evaluate the implementation of such resolutions.

Article 52 Under the direction of the board and the chairman, the secretary to the board shall take initiatives to obtain information about the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board and the chairman thereof in relation to the important issues in implementation.

CHAPTER 11 SUPPLEMENTARY ARTICLES

Articles 53 These Rules are an appendix to the Company's Articles of Association. They are prepared by the board and shall come into effect, together with the Company's Articles of Association amended in accordance with the requirement for domestically listed companies, upon approval of a shareholders' general meeting by passing a special resolution. Any amendment to these Rules shall be proposed by the board in form of an amendment proposal, and shall come into effect upon approval of a shareholders' general meeting by passing a special resolution.

Article 54 The shareholders' general meeting authorizes the board to interpret these Rules.

Article 55 Where any matter is not covered by these Rules or where these Rules fail to comply with the laws, regulations and other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings, those laws, regulations, other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings shall prevail.

Article 56 The phrase "more than" herein for the numbers includes the numbers indicated themselves while "majority" excludes the numbers indicated themselves.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the operation of the supervisory committee of Air China Limited (hereinafter referred to as the "Company") and to ensure the supervisory committee to perform its obligations granted by all shareholders, these Rules shall be formulated according to laws, regulations and regulatory documents such as the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies", and provisions of the Articles of Association of Air China Limited (hereinafter referred to as the "Articles of Association").

Article 2 The supervisory committee of the Company shall report to the shareholders' general meeting and monitor the legal and procedural compliance of the Company's financial undertakings and the discharge of duties of its directors, president, deputy president and other officer(s) in order to safeguard the legal interests of the Company and its shareholders.

CHAPTER 2 ORGANIZATION OF THE SUPERVISORY COMMITTEE

Article 3 The supervisory committee shall be established with proper proportions of staff representatives and external supervisors in accordance with the Articles of Association.

Article 4 In addition to satisfying the requirements set out in the Company Law and the Articles of Association, supervisors shall also have legal and accounting-related professional knowledge and work experience.

Article 5 There shall be one chairman on the supervisory committee. The chairman shall be appointed or removed by more than two-thirds of the members of the supervisory committee.

The chairman of the supervisory committee shall preside over the business of the supervisory committee and exercise the following powers:

1. to convene and preside over meetings of the supervisory committee;

2. to arrange for formulation of working plans of, and implementation of resolutions of the supervisory committee;

3. to execute documents in relation to the supervisory committee;

4. to report, on behalf of the supervisory committee, to the shareholders' general meeting on its work;

5. to oversee and examine the implementation of resolutions of the supervisory committee;

6. to exercise other powers stipulated in relevant laws and regulations and the Articles of Association or delegated by the supervisory committee.

In the event that the chairman of the supervisory committee is unable to perform his duties, he shall appoint a supervisor to act on his behalf.

Article 6 The term of office for supervisors shall be three years. Upon expiration of his term, a supervisor may be re-elected for a successive term.

If a new supervisory committee is not elected during re-election, the members of the existing supervisory committee shall perform their duties until a new session of the supervisory committee is formed.

Supervisors may resign from their office prior to expiration of their term of office. In the event that the number of supervisors falls short of the quorum of the supervisory committee as a result of such resignation, the resignation shall not become effective until the vacancy resulting from the resignation is filled up by a succeeding supervisor.

CHAPTER 3 FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

Article 7 The supervisory committee is accountable to the shareholders in general meeting and exercise the following functions and powers in accordance with the laws:

(1) to examine the Company's financial undertakings and authorize, on behalf of the Company, accounting firms to independently review the same of the Company, whenever necessary;

(2) to oversee the Company's directors, president, deputy president and other officers during the discharge of their duties to the Company, and to propose the removal of the directors, president, deputy president and other senior officers for any violations of the laws, administrative regulations, Articles of Association or any resolutions of shareholders' general meeting;

(3) if any act of the Company's directors, president, deputy president and other officers damages the interests of the Company, to require them to rectify such act accordingly;

(4) to verify financial information such as financial reports, business reports and profit distribution plans as proposed by the board of directors to be tabled at the shareholders' general meeting, and if in doubt, to appoint any registered accountant or practicing auditors in the name of the Company to assist in reviewing them;

(5) to review any agreement governing major connected transactions, examine execution of such agreement and report to the shareholders' general meeting and, if necessary, give specific opinions on such major connected transactions;

(6) to review revised projects financed by raised proceeds and give opinion;

(7) to propose the extraordinary motions for the shareholders' general meeting;

(8) to propose the convening of extraordinary general meetings and, in case the board of directors does not perform the obligations to convene and chair the shareholders' general meetings in accordance with the requirements of the laws, administrative regulations and Articles of Association, to convene and chair the shareholders' general meetings;

(9) to propose the convening of extraordinary meetings of the board of directors;

(10) to attend any meeting(s) of the board of directors and oversee such issues as the validity of convening its meeting(s) or as whether connected directors' abstaining from voting thereat and its resolutions comply with the laws and regulations and Articles of Association or are in line with the actual needs of the Company;

(11) to represent the Company in negotiation with or taking an action against a director;

(12) to exercise such other powers as delegated by the laws, regulations, Articles of Association and shareholders' general meeting.

Supervisors shall attend meeting(s) of the board of directors.

Article 8 At the annual general meeting, the supervisory committee shall deliver the supervision report of the Company for the previous year, including:

(1) examination of financial undertakings of the Company;

(2) performance of directors, president, deputy president and other senior officers of the Company for complying with the relevant laws, regulations, Articles of Association and resolutions of the shareholders' general meeting;

(3) other material issues to be reported to the shareholders' general meeting as deemed necessary by the supervisory committee.

The supervisory committee may, if it thinks necessary, comment on motions proposed at the shareholders' general meeting, and file an independent report accordingly.

Article 9 To exercise its supervisory powers, the supervisory committee shall, in case that the Company's financial undertakings are in violation of the laws or regulations, and that the Company's directors, president, deputy president or other senior officers act in violation of the laws or regulations or Articles of Association, report to the board of directors and the shareholders' general meeting or directly to the regulatory securities authorities under the State Council and other relevant authorities.

Article 10 To excise its powers, the supervisory committee may, if necessary, retain legal or accounting firms to provide professional assistance at reasonable expenses which shall be borne by the Company.

Article 11 In exercise of its supervisory powers, the supervisory committee shall not perform the duties in lieu of the board of directors or the president, nor undertake any operations on behalf of the Company.

Article 12 In exercise of its/their supervisory powers, the supervisory committee or supervisors shall comply with the applicable laws and Articles of Association and perform its supervisory powers honestly and diligently to protect the lawful interests of shareholders and the Company. Supervisors shall not use their office and authority to serve their own interests, nor shall they disclose trade secrets or other confidential information on the Company's operation and management.

CHAPTER 4 RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Article 13 The supervisory committee shall hold at least one meeting every six (6) months. Upon the proposal made by the chairman of the supervisory committee or more than two-thirds of its members, the supervisory committee may hold an extraordinary meeting.

Article 14 The chairman of the supervisory committee shall issue notice of its meeting, while its liaison officers shall inform any relevant party to prepare for such meeting.

Any notice of meeting of the supervisory committee shall include the date and place of the meeting, subject of discussion and the issue date thereof.

Such notice of meeting shall be given to all supervisors and related parties to be present or in attendance at the meeting ten (10) days prior to the date appointed for holding of such meeting, either by facsimile, courier, registered post or by hand. A notice of an extraordinary meeting may be served three (3) days prior to the date thereof.

Any notice of delay or cancellation of such meeting due to any reason shall be served on the attendees one (1) day prior to the scheduled date.

Article 15 Motions of the supervisory committee are put forward primarily based on the matters considered by the board of directors or proposed by the supervisory committee.

Any proposal required to be submitted to the supervisory committee by supervisors and other relevant personnel for examination, discussion and/or decision shall be submitted in advance to its liaison officers. After compilation of proposals by its liaison officers, the chairman shall decide whether the proposal should be included in the agenda.

In principle, any proposal submitted shall be included in the agenda; otherwise the chairman shall specify reasons in writing to the proposer. The chairman shall not withhold it from discussion or without response; otherwise the proposer shall have the right to report it to the relevant regulatory authorities.

Proposals together with the notice of the meeting shall be served on all members of the supervisory committee and those who are due to attend the meeting.

Article 16 At any meeting of supervisory committee prior to a annual general meeting, the supervisory committee shall examine its supervision report in relation to the Company for the previous year under Article 8 hereof.

Article 17 The chairman of the supervisory committee shall be responsible for convening and holding its meetings. If the chairman of the supervisory committee is unable or has failed to perform his duties, a supervisor shall be elected by a simple majority of supervisors to convene and chair meetings of the supervisory committee. The quorum of the supervisory committee meetings shall be formed by more than two-thirds of the supervisors.

The supervisory committee may, whenever necessary, require the directors, president, deputy presidents and other senior officers, internal and external auditors to attend its meetings to answer any questions that pose concern to it.

Article 18 Supervisors shall be present at meetings of the supervisory committee. If they fail to do so for any reason, they may authorize in writing other supervisors to act as proxies and vote on their behalf. Such written authorization shall include the name of the proxies, the matters in question, their authority and the period of validity, and shall bear the signature or seal of the person appointing the proxy. Should supervisors neither be present at meetings of the supervisory committee nor appoint proxies to attend the same on their behalf, they shall be deemed to abstain their voting rights at such meetings.

Any written authorization as such shall be made in writing together with its details and description of the authority of proxy, and be served on the liaison officers of the supervisory committee one (1) day prior to the holding of its meeting. The liaison officers of the supervisory committee shall be responsible for registration of proxy and announce it at the opening of meetings.

The written authorisation may be prepared in standard format by the liaison officers of the supervisory committee and be served on supervisors together with any notice of meetings.

Article 19 If any supervisor fails to attend meetings of the supervisory committee in person twice consecutively, nor appoints another supervisors to be present on their behalf, he shall be deemed incapable of performing his responsibilities and the shareholders' general meeting or the employee representatives' meeting shall replace that supervisor.

Article 20 The chairman shall call a meeting of the supervisory committee as scheduled. Subject to the unanimous agreement on the agenda of meetings among supervisors present, any proposed motions shall be considered separately.

Article 21 Meetings of the supervisory committee shall be conducted in a democratic way and views of its members shall be duly respected while any views, though diverse, shall also be kept upon making any decision. Supervisors holding different views or with objections shall abide by and implement any lawful resolutions of the supervisory committee. They shall not interfere therein or act out of their personal will; otherwise, the supervisory committee has the right to propose to the shareholders' general meeting to remove them from office.

Article 22 For any agenda item to be considered by the supervisory committee, the proposer or any supervisor appointed shall speak on this, elaborating its main ideas, cause and effect, and overriding points of the motion. For any significant motion, relevant personnel shall be organized to conduct a prior investigation and verification and make report thereon in writing for all supervisors' consideration.

Article 23 Any supervisor that is in connection with a motion shall withdraw and abstain from voting.

Article 24 Relevant personnel shall attend any meeting(s) of the supervisory committee only during consideration of matters that concern them, and withdraw from it in respect of other matters. Attending personnel shall has the right to speak but no right to vote. Resolutions of the supervisory committee shall be made after due consideration of their opinions.

Article 25 Voting on resolutions at a meeting of the supervisory committee shall be conducted by registered poll or a show of hands. However, a registered poll shall be adopted if more than two supervisors so request. Supervisors shall cast a vote each.

Article 26 All supervisors present at meetings shall declare their affirmative, dissenting votes or abstaining opinions. The attending supervisors acting as proxies shall exercise the rights within the power of attorney. Resolutions of the supervisory committee shall come into effect subject to the approval by more than two-thirds of its members.

Article 27 In principle, the supervisory committee shall make resolutions regarding the matters considered. Resolutions passed at the meetings shall be announced prior to the close of meetings and signed by all members present.

Article 28 Minutes shall be kept for meetings of the supervisory committee. The minutes shall include the date and place of the meeting; the name of the presider; the names of the present supervisors and those of the appointors and their proxies; agenda of meetings; the main points of the supervisors' speeches; and the voting modes and results of each motion (the voting results shall include the number of affirmative votes, dissenting votes and abstention votes).

Supervisors and recorder(s) present at meetings shall sign the minutes. Each supervisor shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be properly and permanently kept as important documents of the Company.

CHAPTER 5 INFORMATION DISCLOSURE OF MEETINGS OF THE SUPERVISORY COMMITTEE

Article 29 The chairman of the supervisory committee shall oversee and examine implementation of resolutions of the supervisory committee. The Company shall file and/or publish an announcement on such resolutions of the supervisory committee in accordance with applicable laws and the relevant requirements specified by the stock exchange(s) on which the Company's shares are listed.

Article 30 Prior to disclosure of any resolution of the supervisory committee through normal channels, any attendee shall by no means disclose it in any form or acquire any interest for himself thereby.

CHAPTER 6 EXECUTION OF RESOLUTIONS OF THE SUPERVISORY COMMITTEE

Article 31 For resolutions which involve suggestions on the Company's operations and management or require responses from the board of directors and the management, the supervisory committee shall designate supervisor(s), who shall be responsible for negotiation with the board of directors and the president for implementation of the resolutions, and file a written report to the supervisory committee in respect of implementation of the resolutions.

Article 32 Any significant matter required to be dealt with or rectified under resolutions of the supervisory committee shall be arranged and implemented by the board of directors in accordance with resolutions passed by in shareholders' general meetings. The general and specific matters shall directly vest with the president for arrangement and implementation. Results of the implementation shall be reported to shareholders' general meetings and circulated among supervisors.

Article 33 The chairman of the supervisory committee shall appoint supervisors to examine implementation of matters required to be dealt with or rectified under resolutions and may give evaluation opinions thereon.

CHAPTER 7 SUPPLEMENTARY ARTICLES

Articles 34 These Rules are an appendix to the Company's Articles of Association. They are prepared by the supervisory committee and shall come into effect, together with the Company's Articles of Association amended in accordance with the requirement for domestically listed companies, upon approval of a shareholders' general meeting by passing a special resolution. Any amendment to these Rules shall be proposed by the supervisory committee in form of an amendment proposal, and shall come into effect upon approval of a shareholders' general meeting by passing a special resolution.

Article 35 The shareholders' general meeting authorizes the supervisory committee to interpret these Rules.

Article 36 Where any matter is not covered by these Rules or where these Rules fail to comply with the laws, regulations and other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings, those laws, regulations, other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings shall prevail.

Article 37 The phrase "more than" herein for the numbers includes the numbers indicated themselves.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the connected transactions of Air China Limited (hereinafter referred to as the "Company"), to ensure the fairness of such connected transactions, to protect the benefits of investors with minority interests, to improve the management level of the Company, these Rules are formulated in accordance with relevant laws, regulations and regulatory documents currently applicable in China such as the "Company Law of the People's Republic of China", "Securities Law of the People's Republic of China", and related listing rules of securities or shares of any stock Exchange on which the Company's shares are listed (including but not limited to the Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, hereafter referred to as "Stock Exchange" and "Shanghai Stock Exchange" respectively) (hereafter referred to as the "Listing Rules"), and the Articles of Association of Air China Limited (hereafter referred to as the "Articles of Association").

Article 2 This system is applicable to the connected transactions between the Company and its connected party. The Company's connected transactions shall be in compliance with the relevant provisions of both the Listing Rules of the Stock Exchange and of the Shanghai Stock Exchange. Should there be any inconsistency between these two sets of rules, the stricter shall prevail.

Article 3 Any connected transaction between the Company and a connected party shall be examined in accordance with the provisions hereof and be disclosed domestically and overseas at the same time, unless the transaction is exempted from compliance with the examination and disclosure requirements on connected transactions under the Listing Rules of the Shanghai Stock Exchange and of the Stock Exchange.

CHAPTER 2 THE BASIC PRINCIPLES OF CONNECTED TRANSACTIONS

Article 4 Connected transactions of the Company shall be conducted in accordance with the following basic principles:

(1) the principles of integrity and credibility, equality, voluntariness, fair value and transaction for consideration;

(2) the pricing principles of equality, justice and fairness;

(3) the operational principles of market-led orientation and openness;

(4) being in the interests of the Company's shareholders as a whole;

(5) If a connected party (or if not a connected party, a person or his associate who has a material interest in the transaction to be voted (see the definition set out in Listing Rules of the Stock Exchange) as defined by the Listing Rules of Stock Exchange under special circumstances) has right to vote at the general meeting, he shall abstain from voting. The voting of this general meeting shall be carried out in written form;

(6) If there is a relationship of interests between any director and the connected person, the director shall abstain from voting at the board meeting in respect of the connected transaction;

(7) The board of directors of the Company shall evaluate if the connected transaction is in the interest of the Company on an objective basis. If necessary, the board shall retain a professional valuation firm or independent financial adviser to provide their opinion thereon;

(8) The connected transactions shall be in compliance with the applicable laws and regulations and the provisions of the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange.

Article 5 The Company shall adopt effective measures to prevent connected parties from interfering the Company's operations and damage the benefits of the Company through monopolizing the channels of the purchasing and sales business. The principle for determining the price or fee of a connected transaction shall be comparable to the price or fee of such kind of transaction made with any independent third party in the market. The Company shall disclose completely the criteria for setting the price of a connected transaction.

Article 6 The Company shall adopt effective measures to prevent shareholders and their connected persons from transferring the Company's capitals, assets and other resources in any way.

CHAPTER 3 CONNECTED PARTY AND CONNECTED TRANSACTION

Article 7 The connected parties of the Company, including the Company's connected legal persons, connected natural persons and potential connected parties, basically include all kinds of legal and natural persons specified by the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange.

Article 8 The connected transactions as stated in this system is mainly referred to the transactions between the Company or its controlled subsidiaries and the Company's connected parties, which basically include the types of transactions specified by the Listing Rules of Shanghai Stock Exchange and the Stock Exchange.

CHAPTER 4 LIMITS FOR APPROVING CONNECTED TRANSACTION

Article 9 Any connected transaction fulfilling one of the following conditions shall be subject to the examination and approval by the shareholders' general meeting(s):

(1) after testing the transaction, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio specified in the Listing Rules of the Stock Exchange is more than 2.5%; or

(2) the transaction amount represents more than 5% of the latest audited net asset absolute value of the Company; or

(3) the amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year exceeds 30% of the total assets of the Company.

Article 10 The board shall have the authority to approve any connected transaction which fulfills the following conditions:

(1) based on the ratio tests specified in the Listing Rules of the Stock Exchange, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction is less than 2.5%; and

(2) the transaction amount represents less than 5% of the latest audited net asset absolute value of the Company; and

(3) the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

Article 11 The working committee of the president has the power to examine and approve any connected transaction fulfilling the following two conditions:

(1) after testing the transaction, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio specified in the Listing Rules of the Stock Exchange is less than 0.1%; and

(2) the amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

CHAPTER 5 PROCEDURES FOR APPROVING CONNECTED TRANSACTIONS

Article 12 Any connected transactions between the Company and its connected parties shall be concluded by signing of a written agreement. Necessary avoidance measures shall be made for entering into such agreement between them:

(1) any individual may only represent one of the parties when entering into a connected transaction agreement;

(2) A connected party shall not interfere with the Company's decision in any manner;

Article 13 The shareholders' general meetings, the board of directors and the working committee of the president of the Company are the authorities for approving connected transactions, they examine and approve the connected transactions within their respective authority limits.

Article 14 Any connected director shall not exercise his voting right on any connected transaction under examination by the board of directors of the Company, nor shall he exercise the voting right on behalf of any other director. The quorum at such board meeting consists of a majority of non-connected directors. Any resolution made in the board meeting shall be passed by a majority of non-connected directors. According to provisions of the Articles of Association, the matters required to be passed by affirmative votes of more than two-thirds of the directors shall be required to be passed by affirmative votes of more than two-thirds of the non-connected directors. If the number of non-connected directors present falls short of three, the matter shall be submitted to the shareholders' general meeting of the Company for discussion.

The definition of the connected director referred to in the preceding paragraph is subject to the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange, it shall include but not limit to any director under any of the following circumstances:

(1) being a party to the transaction(s);

(2) being a person who has direct or indirect control over the party to the transaction(s);

(3) being employed by a party to the transaction(s) or by a body corporate able to be directly or indirectly controlled the party to the transaction(s);

(4) being a close family member of a party to the transaction(s) or of a person who directly or indirectly controls over the party to the transaction(s) (the scope is detailed in the relevant definition of the Listing Rule of Shanghai Stock Exchange);

(5) being a close family member of any director, supervisor or senior officer of a party to the transaction(s) or of a person who directly or indirectly controls over the party to the transaction(s) (the scope is detailed in the relevant definition of the Listing Rule of Shanghai Stock Exchange) ;

(6) being the other director specified by the domestic and overseas regulatory body, the Shanghai Stock Exchange, the Stock Exchange or their Listing Rules;

(7) being a director whose independent commercial judgement may be affected as determined by the domestic and overseas regulatory body, the Shanghai Stock Exchange, the Stock Exchange or the Company based on other reasons.

Article 15 To be valid, voting on connected transaction(s) by the board of directors shall be passed by non-connected directors and be subject to signing of the Company's independent director(s).

Article 16 Unless the connected director(s) have made disclosure to the board of directors and the connected director(s) abstained from voting on such transaction and such connected director(s) are also not counted in the quorum, the Company shall have the right to request such connected director(s) or other enterprises where such connected director(s) assume offices to cancel the relevant contracts, transactions or arrangements, save that such connected director(s) or other enterprises where they assume offices are bona fide third parties.

Article 17 Where the amount of the connected transaction(s) between the Company and the connected party(s) accounts for 5% or more of the absolute value of the Company's audited net assets for the latest period, the Company shall, apart from making timely disclosure, appoint an intermediary with qualifications for execution of securities and futures related business to audit or evaluate the subject of the transaction(s) and shall submit such transaction(s) to the shareholder's general meeting(s) for examination.

Article 18 Where any connected transaction is required to be proposed for examination and approval at the shareholders' general meeting, it shall be submitted for examination for approval by the board of directors after obtaining authorization from the independent directors.

After the judgement of independent directors, an intermediary may be appointed to issue an independent financial advisor report for the basis of the judgement.

Article 19 When any general meeting considers connected transactions, the connected shareholder shall not participate and shall abstain from voting. The number of voting shares that the connected shareholder represents shall not be counted as part of the total number of valid votes. In the event that the connected shareholder cannot abstain from voting under special circumstances, the Company may carry out the vote in accordance with the normal procedure and provide a detailed explanation on the general meeting. The Company shall comply statistics on the election situations of non-connected shareholders, and disclose the information in announcement of the resolution.

The definition of the connected shareholder referred to in the preceding paragraph is subject to the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange, it shall include but not limit to any shareholder under any of the following circumstances:

(1) being a party to the transaction(s);

(2) being a person who has direct or indirect control over the party to the transaction(s);

(3) being under direct or indirect control of the party to the transaction(s);

(4) being under direct or indirect common control of the same legal person(s) or natural person(s) as the party to the transaction(s);

(5) being a shareholder whose voting rights are restricted and affected due to any outstanding share transfer agreement or any other agreement entered into with the party to the transaction or its connected party;

(6) being the other shareholder specified by the domestic and overseas regulatory body, the Shanghai Stock Exchange, the Stock Exchange or their Listing Rules;

(7) being the other shareholders who may make use of the Company for their own interests as determined by the domestic and overseas regulatory body, the Shanghai Stock Exchange or the Stock Exchange.

Article 20 To be valid, voting on connected transaction(s) by the shareholders' general meeting(s) shall be deemed valid if it is duly passed by the shareholders representing the voting rights exceeding a half of the voting rights of the shareholders present at the general meeting(s) other than the connected shareholders.

Article 21 Independent director(s) shall have the right to give their independent opinion to the board of directors or the shareholders' general meeting(s) in respect of the Company's existing or new significant loans or other capital transaction(s) with its shareholders, the actual controller(s) and the connected party(s), and in respect of whether the Company has taken effective actions to recover the accounts receivable.

CHAPTER 6 SUPPLEMENTARY ARTICLES

Article 22 This system is formulated by the board and shall come into effect, together with Articles of Association of the Company revised by the Company in accordance with Domestic Listing Requirement upon the approval by a general meeting.

Article 23 The board is responsible for interpreting this system.

Article 24 Where any matter is not covered by these Rules, the laws, regulations and other relevant regulatory documents, Listing Rules of Shanghai Stock Exchange and Stock Exchange and provisions of the Articles of Association shall prevail.

Article 25 The phrase "more than" and "less than" herein for the numbers include the numbers indicated themselves while the phrases of "majority" and "exceed" exclude the numbers indicated themselves.

Attachment 17



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE OF ATTENDANCE OF THE FOREIGN SHAREHOLDERS CLASS MEETING

To: Air China Limited (the "Company")

I/We[(Note 1)] ____,

being the registered holder of[(Note 2)] ____________________ H Shares/Non-H Foreign Shares in the capital of the Company, hereby inform the Company that I/we intend to attend the Foreign Shareholders Class Meeting to be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC on 28 March 2006 at 2:00 p.m. or to appoint proxies to attend on my/our behalf.

Signature: ______________________

Date: ______________________ 2006

Notes:

1. Please insert the full name(s) and address(es) of the shareholders as it is recorded in the register of members of the Company in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s).

3. Please duly complete and sign this Notice of Attendance, and deliver it to for holders of H Shares, the Company's H Share registrar, and for holders of Non-H Foreign Shares, the address of the Company's Board Secretariat on or before 8 March 2006.

Address of the Company's Board Secretariat

The Secretariat of Board of Directors of
Air China Limited
South Terminial
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC

Contact Person: Mr. Zhou Wu

Telephone : (8610) 6458 0753
Fax : (8610) 6458 5095

Address of Computershare Hong Kong Investor Services Limited

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Telephone : (852) 2862 8628
Fax : (852) 2865 0990

Attachment 18




中國國際航空股份有限公司
AIR CHINA LIMITED



(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

NOTICE OF ATTENDANCE OF THE EXTRAORDINARY GENERAL MEETING

To: Air China Limited (the "Company")

I/We[(Note 1)] ____,

being the registered holder of[(Note 2)] ________________H shares/Non-H Foreign Shares/Domestic Shares in the capital of the Company, hereby inform the Company that I/we intend to attend the Extraordinary General Meeting to be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC on 28 March 2006 at 2:30 p.m. or to appoint proxies to attend on my/our behalf.

Signature: ______________________________

Date: ______________________________ 2006

Notes:

1. Please insert the full name(s) and address(es) of the shareholders as it is recorded in the register of members of the Company in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s).

3. Please duly complete and sign this Notice of Attendance, and deliver it to for holders of H Shares, the Company's H Share registrar, and for holders of Non-H Foreign Shares and Domestic Shares, the address of the Company's Board Secretariat on or before 8 March 2006.

Address of the Company's Board Secretariat

The Secretariat of Board of Directors of
Air China Limited
South Terminial
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC

Address of Computershare Hong Kong Investor Services Limited

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Telephone : (852) 2862 8628
Fax : (852) 2865 0990

Contact Person: Mr. Zhou Wu

Telephone : (8610) 6458 0753
Fax : (8610) 6458 5095

Attachment 19



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE OF FOREIGN SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that the class meeting for holders of Foreign Shares (including H Shares and Non-H Foreign Shares) ("**Foreign Shareholders Class Meeting**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:00 p.m. on 28 March 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 (the "**Announcement**"):

Special Resolution:

"**THAT**, conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the extraordinary general meeting to be convened, the public offering of not more than 2.7 billion A Shares by the Company in the PRC be and is hereby approved."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. The votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of this Special Resolution will be counted separately. The Company will treat this Special Resolution to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), this arrangement does not contravene any PRC laws, and that this Special Resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

2. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the circular to be dispatched to the Shareholders.

3. **Closure of register of members and eligibility for attending the Foreign Shareholders Class Meeting**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the Foreign Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 24 February 2006.

   Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on 24 February 2006 are entitled to attend the Foreign Shareholders Class Meeting.

Holder of Non-H Foreign Shares of the Company whose name appears on the register of members of the Company maintained in Hong Kong on 24 February 2006 is entitled to attend the Foreign Shareholders Class Meeting.

4. Notice of attendance

Shareholders who intend to attend the Foreign Shareholders Class Meeting should complete and lodge the accompanying notice of attendance and return it to for holders of H Shares, the Company's H share registrar and for holders of Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the Foreign Shareholders Class Meeting. However, a failure to return the notice of attendance may result in an adjournment of the Foreign Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the Foreign Shareholders Class Meeting by the notice of attendance does not reach more than half of the total number of Foreign Shares of the Company carrying the right to vote at the Foreign Shareholders Class Meeting.

5. Proxy

Every Shareholder who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the Foreign Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the Foreign Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

6. Other businesses

(i) The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

Attachment 20





中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:30 p.m. on 28 March 2006 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 ("**Announcement**"):

Special Resolutions:

1. "**THAT** the public offering of A Shares by the Company in the PRC ("**A Share Issue**") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

    (1) Class of Shares: RMB denominated ordinary shares (i.e. A Shares);

    (2) Nominal value: RMB1.00 each;

    (3) Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;

    (4) Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue;

    (5) Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;

    (6) Place of listing: Shanghai Stock Exchange;

    (7) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

    (8) The Board of Directors of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

    (9) The Board of Directors of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures

for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;

(10) This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last."

The implementation of this Special Resolution 1 is subject to the approval by the China Securities Regulatory Commission ("**CSRC**").

2. "**THAT** subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and is hereby approved to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of Directors of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is hereby authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied."

The implementation of this Special Resolution 2 is subject to the approval by the CSRC.

3. "**THAT** subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular be and are hereby approved and the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue."

The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.

4. "**THAT**, subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings and Rules and Procedures for Meetings of Supervisors, as amended, details of which are set out in Appendices II, III, and IV to the Circular, be and are hereby approved and adopted as part of the Articles of Association and shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

5. "**THAT** the amendment to the Articles of Association in respect of number of Directors be and is hereby approved as follows:

Article 93 of existing Article of Association which provides that "...the Company shall have a Board of Directors which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board of Directors which is composed of 12 Directors...".

The effectiveness of this Special Resolution 5 is subject to the approval of PRC government authorities.

Ordinary Resolutions:

6. "**THAT**, subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, the appointment of Mr. Jia Kang as an independent non-executive Director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Jia Kang's emoluments."

7. "**THAT** the Connected Transaction Decision Making System, details of which are set out in Appendix V to the Circular be and is hereby approved and adopted and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. **Corporate governance documents**

   Details of (a) the Rules and Procedures of the Shareholders' General Meeting; (b) Rules and Procedures for Board Meetings; and (c) Rules and Procedures for Meetings of Supervisors are set out in Appendices II to IV respectively to the Circular and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

2. **Appointment of independent non-executive director**

   Brief biographical details of Mr. Jia Kang are set out in the paragraph headed "Appointment of new independent non-executive Director" of the circular to be despatched to the Shareholders and the announcement of the Company dated 6 September 2005.

3. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the Circular to be despatched to the Shareholders.

4. **Amendments to Articles**

   Details of the proposed amendments are set out in Appendix I to the circular to be despatched to the Shareholders and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

5. **Closure of register of members and eligibility for attending the EGM**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the EGM, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited by 4:00 p.m. on 24 February 2006.

   Shareholders of the Company whose names appear on the register of member of the Company at the close of business on 24 February 2006 are entitled to attend the EGM.

6. **Notice of attendance**

Shareholders who intend to attend the EGM should complete and lodge the accompanying notice of attendance and return it to, for holders of H Shares, the Company's H share registrar, or for holders of Domestic Shares and Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the EGM. However, a failure to return the notice of attendance may result in an adjournment of the EGM, if the number of shares carrying the right to vote represented by the shareholders proposing to attend the EGM by the notice of attendance does not reach more than half of the total number of shares of the Company carrying the right to vote at the EGM.

7. **Proxy**

Every Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the EGM.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the EGM. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

8. **Other businesses**

(i) The EGM is expected to last for two hours. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

Attachment 21



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

FORM OF PROXY FOR FOREIGN SHAREHOLDERS CLASS MEETING

Number of shares to which this form of proxy relates(Note 1) ______________________________

I/We(Note 2) ______________________________

of ______________________________

being the registered holder(s) of(Note 3) ____________________ H Shares/Non-H Foreign Shares ("Shares") (please delete as appropriate) in the capital of Air China Limited (the "Company") HEREBY APPOINT(Note 4) the Chairman of the meeting and/or(Note 4) ______________________________

of ______________________________

as my/our proxy/proxies: (a) to act for me/us at the foreign shareholders class meeting (or at any adjournment thereof) of the Company to be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006 at 2:00 p.m. (the "Meeting") for the purpose of considering and, if thought fit, passing the resolutions (the "Resolutions") as set out in the notice convening the Meeting; and (b) at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as hereunder indicated or, if no such indication is given, as my/our voting proxy thinks fit.

SPECIAL RESOLUTION	FOR(Note 6)	AGAINST(Note 6)
To approve, conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the extraordinary general meeting, the public offering of not more than 2.7 billion A Shares by the Company in the PRC		

Dated this ____________ day of ____________ 2006 Signature(Note 7) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
2. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
3. Please insert the total number of Shares registered in your name(s).
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies of his own choice to attend and vote instead of him. A proxy need not be a member of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words "the Chairman of the meeting and/or" and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more persons (other than the Chairman of the Meeting) are named as proxies and the words "the Chairman of the meeting...and/or" are not deleted, those words and references shall be deemed to have been deleted.
5. If you appoint more than one proxy, the voting rights may only be exercised by way of poll.
6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your voting proxy to cast his vote at his discretion. On a show of hands, a member is entitled to one vote. On a poll, a member is entitled to one vote for every fully-paid Share held and a member entitled to more than one vote need not use all his votes in the same way. A tick in the relevant box indicates that the votes attached to all the Shares stated above as held by you will be cast accordingly. The total number of Shares referred to in the two boxes for the same resolution cannot exceed the number of Shares stated above as held by you. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of an equal number in both boxes, the voting proxy will cast his vote at his discretion.
7. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised.
8. The votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of this Special Resolution will be counted separately. The Company will treat this Special Resolution to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), this arrangement does not contravene any PRC laws, and that this Special Resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.
9. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited, for holders of non-H Foreign Shares, at Company's Board Secretariat, Air China Limited, South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing 100621, PRC, and for holders of H Shares, at Computershare Hong Kong Investor Services Limited Shares at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours prior to the time appointed for holding the Meeting (or any adjournment thereof).
10. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.
11. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
12. To attend and represent the shareholder(s) at the Meeting, the proxy so appointed must produce beforehand his identification document and any power of attorney duly signed by his appointor(s) or the legal representative(s) of his appointor(s). The power(s) of attorney must state the date(s) of issuance.

Attachment 22



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

Number of shares to which this form of proxy relates(Note 1) ____________________

I/We(Note 2) ____________________

of ____________________

being the registered holder(s) of(Note 3) ____________ H Shares/Non-H Foreign Shares/Domestic Shares (please delete as appropriate) ("Shares") in the capital of Air China Limited (the "Company") HEREBY APPOINT(Note 4) the Chairman of the meeting and/or(Note 4) ____________

of ____________________

as my/our proxy/proxies: (a) to act for me/us at the extraordinary general meeting (or at any adjournment thereof) of the Company to be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006 at 2:30 p.m. (the "Meeting") for the purpose of considering and, if thought fit, passing the resolutions (the "Resolutions") as set out in the notice convening the Meeting; and (b) at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as hereunder indicated or, if no such indication is given, as my/our voting proxy thinks fit.

	SPECIAL RESOLUTIONS	FOR(Note 6)	AGAINST(Note 6)
1.	To approve the public offering of A Shares by the Company in the PRC ("**A Share Issue**") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:		
	(1) Class of Shares: RMB denominated ordinary shares (i.e. A Shares);		
	(2) Nominal value: RMB1.00 each;		
	(3) Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;		
	(4) Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue;		
	(5) Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;		
	(6) Place of listing: Shanghai Stock Exchange;		
	(7) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;		
	(8) The Board of Directors of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);		
	(9) The Board of Directors of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;		
	(10) This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last.		
2.	To approve, subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of Directors of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied.		

3.	To approve, subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular and to authorise the Board to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue. The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.		
4.	To approve and adopt the following as amended, details of which are set out in Appendices II, III, and IV to the Circular and shall come into effect upon the effectiveness of the amendments to the Articles of Association in the above Special Resolution 3, as part of the Articles of Association subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue:		
	(1) the Rules and Procedures for Shareholders' General Meetings		
	(2) the Rules and Procedures for Board Meetings		
	(3) the Rules and Procedures for Meetings of Supervisors		
5.	To approve the amendment to the Articles of Association in respect of number of Directors as follows: Article 93 of existing Article of Association which provides that "...the Company shall have a Board of Directors which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board of Directors which is composed of 12 Directors...".		

	ORDINARY RESOLUTIONS	FOR(Note 6)	AGAINST(Note 6)
6.	To approve, subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, the appointment of Mr. Jia Kang as an independent non-executive Director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board and to authorise the Board to fix Mr. Jia Kang's emoluments.		
7.	To approve and adopt the Connected Transaction Decision Making System, details of which are set out in Appendix V to the Circular and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3.		

Dated this ____________ day of ____________ 2005 Signature(Note 7) ____________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

2. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

3. Please insert the total number of Shares registered in your name(s).

4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies of his own choice to attend and vote instead of him. A proxy need not be a member of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words "the Chairman of the meeting and/or" and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more persons (other than the Chairman of the Meeting) are named as proxies and the words "the Chairman of the meeting...and/or" are not deleted, those words and references shall be deemed to have been deleted.

5. If you appoint more than one proxy, the voting rights may only be exercised by way of poll.

6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST"**. Failure to complete the boxes will entitle your voting proxy to cast his vote at his discretion. On a show of hands, a member is entitled to one vote. On a poll, a member is entitled to one vote for every fully-paid Share held and a member entitled to more than one vote need not use all his votes in the same way. A tick in the relevant box indicates that the votes attached to all the Shares stated above as held by you will be cast accordingly. The total number of Shares referred to in the two boxes for the same resolution cannot exceed the number of Shares stated above as held by you. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of an equal number in both boxes, the voting proxy will cast his vote at his discretion.

7. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised.

8. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), for holders of H Shares, must be returned to Computershare Hong Kong Investor Services Limited Shares at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours prior to the time appointed for holding the Meeting (or any adjournment thereof). For holders of Domestic Shares and Non-H Foreign Shares, the above documents must be delivered to Company's Board Secretariat, Air China Limited, South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing 100621, PRC, within the same period.

9. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.

10. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

11. To attend and represent the shareholder(s) at the Meeting, the proxy so appointed must produce beforehand his identification document and any power of attorney duly signed by his appointor(s) or the legal representative(s) of his appointor(s). The power(s) of attorney must state the date(s) of issuance.

12. Shareholders are reminded to read carefully details of the resolutions set out in the Notice of Extraordinary General Meeting.

Attachment 23



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

NOTICE OF FOREIGN SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that the class meeting for holders of Foreign Shares (including H Shares and Non-H Foreign Shares) ("**Foreign Shareholders Class Meeting**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:00 p.m. on 28 March 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 (the "Announcement"):

Special Resolution:

"**THAT**, conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the extraordinary general meeting to be convened, the public offering of not more than 2.7 billion A Shares by the Company in the PRC be and is hereby approved."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

As at the date of this announcement, the Executive Directors are Mr. Ma Xulun, Mr. Cai Jianjiang and Mr. Fan Cheng; the Non-executive Directors are Mr. Li Jiaxiang, Mr. Kong Dong, Mr. Wang Shixiang and Mr. Yao Weiting; and the Independent Non-executive Directors are Mr. Hu Hung Lick, Henry, Mr. Wu Zhipan and Mr. Zhang Ke.

Notes:

1. The votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of this Special Resolution will be counted separately. The Company will treat this Special Resolution to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), this arrangement does not contravene any PRC laws, and that this Special Resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

2. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the circular to be dispatched to the Shareholders.

3. **Closure of register of members and eligibility for attending the Foreign Shareholders Class Meeting**

Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the Foreign Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 24 February 2006.

Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on 24 February 2006 are entitled to attend the Foreign Shareholders Class Meeting.

Holder of Non-H Foreign Shares of the Company whose name appears on the register of members of the Company maintained in Hong Kong on 24 February 2006 is entitled to attend the Foreign Shareholders Class Meeting.

4. **Notice of attendance**

Shareholders who intend to attend the Foreign Shareholders Class Meeting should complete and lodge the accompanying notice of attendance and return it to for holders of H Shares, the Company's H share registrar and for holders of Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the Foreign Shareholders Class Meeting. However, a failure to return the notice of attendance may result in an adjournment of the Foreign Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the Foreign Shareholders Class Meeting by the notice of attendance does not reach more than half of the total number of Foreign Shares of the Company carrying the right to vote at the Foreign Shareholders Class Meeting.

5. **Proxy**

Every Shareholder who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the Foreign Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the Foreign Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

6. Other businesses

(i) The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

"Please also refer to the published version of this announcement in the South China Morning Post"





中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:30 p.m. on 28 March 2006 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 ("**Announcement**"):

Special Resolutions:

1. "**THAT** the public offering of A Shares by the Company in the PRC ("**A Share Issue**") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

   (1) Class of Shares: RMB denominated ordinary shares (i.e. A Shares);

   (2) Nominal value: RMB1.00 each;

   (3) Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;

   (4) Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue;

   (5) Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;

   (6) Place of listing: Shanghai Stock Exchange;

   (7) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

   (8) The Board of Directors of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

(9) The Board of Directors of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;

(10) This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last."

The implementation of this Special Resolution 1 is subject to the approval by the China Securities Regulatory Commission ("**CSRC**").

2. "**THAT** subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and is hereby approved to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of Directors of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is hereby authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied."

The implementation of this Special Resolution 2 is subject to the approval by the CSRC.

3. "**THAT** subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular be and are hereby approved and the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue."

The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.

4. "**THAT**, subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings and Rules and Procedures for Meetings of Supervisors, as amended, details of which are set out in Appendices II, III, and IV to the Circular, be and are hereby approved and adopted as part of the Articles of Association and shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

5. "**THAT** the amendment to the Articles of Association in respect of number of Directors be and is hereby approved as follows:

   Article 93 of existing Article of Association which provides that "...the Company shall have a Board of Directors which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board of Directors which is composed of 12 Directors...".

   The effectiveness of this Special Resolution 5 is subject to the approval of PRC government authorities.

Ordinary Resolutions:

6. "**THAT**, subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, the appointment of Mr. Jia Kang as an independent non-executive Director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Jia Kang's emoluments."

7. "**THAT** the Connected Transaction Decision Making System, details of which are set out in Appendix V to the Circular be and is hereby approved and adopted and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

As at the date of this announcement, the Executive Directors are Mr. Ma Xulun, Mr. Cai Jianjiang and Mr. Fan Cheng; the Non-executive Directors are Mr. Li Jiaxiang, Mr. Kong Dong, Mr. Wang Shixiang and Mr. Yao Weiting; and the Independent Non-executive Directors are Mr. Hu Hung Lick, Henry, Mr. Wu Zhipan and Mr. Zhang Ke.

Notes:

1. **Corporate governance documents**

   Details of (a) the Rules and Procedures of the Shareholders' General Meeting; (b) Rules and Procedures for Board Meetings; and (c) Rules and Procedures for Meetings of Supervisors are set out in Appendices II to IV respectively to the Circular and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

2. **Appointment of independent non-executive director**

   Brief biographical details of Mr. Jia Kang are set out in the paragraph headed "Appointment of new independent non-executive Director" of the circular to be despatched to the Shareholders and the announcement of the Company dated 6 September 2005.

3. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the Circular to be despatched to the Shareholders.

4. **Amendments to Articles**

Details of the proposed amendments are set out in Appendix I to the circular to be despatched to the Shareholders and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

5. **Closure of register of members and eligibility for attending the EGM**

Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the EGM, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited by 4:00 p.m. on 24 February 2006.

Shareholders of the Company whose names appear on the register of member of the Company at the close of business on 24 February 2006 are entitled to attend the EGM.

6. **Notice of attendance**

Shareholders who intend to attend the EGM should complete and lodge the accompanying notice of attendance and return it to, for holders of H Shares, the Company's H share registrar, or for holders of Domestic Shares and Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the EGM. However, a failure to return the notice of attendance may result in an adjournment of the EGM, if the number of shares carrying the right to vote represented by the shareholders proposing to attend the EGM by the notice of attendance does not reach more than half of the total number of shares of the Company carrying the right to vote at the EGM.

7. **Proxy**

Every Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the EGM.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the EGM. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

8. Other businesses

(i) The EGM is expected to last for two hours. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 25

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you should at once hand this circular to the purchaser or transferee or to the bank ... the sale was effected for transmissio

The Stock Exchange of Hong Ko ... lar, makes no representation as to it ... lity whatsoever for any loss howevei ... the contents of this circular.



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 15 BOEING 787 AIRCRAFT
MAJOR TRANSACTION

30 August 2005

CONTENTS

	Page
Definitions	1
Letter from the Board	
1. Introduction	3
2. The Boeing Aircraft Purchase Agreement	4
3. Effect of the Transaction	5
4. Financial and Operational Prospects	5
5. Working Capital	6
6. Additional Information	6
Appendix I — Financial Information of the Group	7
Appendix II — General Information	75

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co. (國航集團進出口貿易公司), a company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company as at the date of this circular
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 51% of its registered capital owned by the Company as at the date of this circular
"Air Macau"	Air Macau Company Limited, a company with limited liability incorporated under the laws of Macau and with 51.0% of its share capital owned by CNAC (Macau) as at the date of this circular
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 60% of its registered capital owned by the Company as at the date of this circular
"Board"	the board of directors of the Company
"Boeing Aircraft"	15 Boeing 787 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft acquisition agreement dated 8 August 2005 pursuant to which the Company has agreed to acquire and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated under the laws of Delaware of the United States
"Cathay Pacific"	Cathay Pacific Airways Limited
"CNAC"	China National Aviation Company Limited, a company with limited liability incorporated under the laws of Hong Kong and listed on The Stock Exchange of Hong Kong Limited with stock code 1110 and with approximately 68.36% of its share capital owned by the Company as at the date of this circular
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of CNAHC as at the date of this circular
"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly-owned subsidiary of CNAC as at the date of this circular

"the Company"	Air China Limited, a company incorporated under the laws of the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"CNAHC"	China National Aviation Holding Company, a company incorporated under the laws of the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital as at the date of this circular
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Latest Practicable Date"	24 August 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisor(s) of the Company
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Directors:

Non-executive Directors:
Li Jiaxiang *(Chairman, Non-executive Director)*
Kong Dong *(Vice Chairman, Non-executive Director)*
Wang Shixiang
(Vice Chairman, Non-executive Director)
Yao Weiting *(Non-executive Director)*
David Muir Turnbull *(Non-executive Director)*

Executive Directors:
Ma Xulun *(Executive Director)*
Cai Jianjiang *(Executive Director)*
Fan Cheng *(Executive Director)*

Independent Non-Executive Directors:
Hu Hung Lick, Henry
Wu Zhi Pan
Zhang Ke

Registered address:
9/F, Blue Sky Mansion 28 Tianzhu Road
Zone A, Tian zhu Airport Industrial Zone
Shunyi District
Beijing, China

Principal place of business in Hong Kong:
5th Floor, CNAC House 12 Tung Fai Road
Hong Kong International Airport
Hong Kong

30 August 2005

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

1. INTRODUCTION

On 8 August 2005 the Company announced that on the same date the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 (which was formerly known as Boeing 7E7) aircraft from Boeing Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE BOEING AIRCRAFT PURCHASE AGREEMENT

(1) Date of the Transaction

8 August 2005

(2) Parties to the Transaction

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

Boeing Aircraft, i.e.15 Boeing 787 aircraft

As at the Latest Practicable Date, the Company operated a fleet of 167 aircraft, including 160 passenger aircraft, 5 freighters and two corporate jets.

(4) Consideration

According to the information provided to the Company by Boeing Company, the catalog price of the Boeing Aircraft in aggregate is approximately US$2.16 billion. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiation between the parties, is lower than such catalog price.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in eight instalments, with the first seven instalments to be paid prior to delivery of each Boeing Aircraft and the remaining balance, being a substantial portion of the consideration, to be paid upon delivery of each Boeing Aircraft. The Company is expecting to take delivery of the Boeing Aircraft in stages from mid 2008 to end 2010.

(6) Source of funding

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company. No proceeds from the Company's global offering in December 2004 will be used to finance the Transaction.

(7) Reasons for and benefits of the Transaction

The Boeing Aircraft will expand the fleet capacity of the Company and they will principally serve long distance international destinations in North America, Europe and Australia. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers. The Transaction is consistent with the aircraft procurement policy of the Company. Further details of the aircraft procurement and disposal policy of the Company were set out in the section headed "Business — Fleet" in the Company's prospectus dated 3 December 2004.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(8) Shareholders' approval

As the relevant percentage ratio for the Transaction as calculated under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

3. EFFECT OF TRANSACTION

Based on the technical specifications of the Boeing Aircraft, the Company expects the Boeing Aircraft to operate with a higher utilization rate, more efficient jet fuel consumption and relatively low maintenance cost. This will enable the Company to operate on a cost-efficient basis and would potentially have a positive effect on the earnings of the Company.

As mentioned above, the Transaction will be partly financed by commercial bank loans and other debt instruments of the Company. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in 2005 in respect of the Transaction is approximately RMB182 million. However, the Company does not expect the Transaction to have any material negative impact on its cash-flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

4. FINANCIAL AND OPERATIONAL PROSPECTS

As disclosed in the 2004 annual report of the Company dated 12 April 2005, for the financial year ended 31 December 2004, air traffic revenue and other operating revenue reached RMB30,835 million and RMB2,686 million respectively, representing increases of 31.6% and 120.4% over 2003. The Directors believe that rising aviation fuel prices and increasing competition in the airline

business will present new challenges for the Group in 2005. However, the Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

5. WORKING CAPITAL

Taking into account the net proceeds to the Company from its global offering in December 2004, cash generated from the Group's operations, the issuance of commercial papers of RMB2 billion in May 2005 by the Company and the available bank facilities, the Directors are of the opinion that the Group will have sufficient working capital for the next 12 months following the date of this circular.

6. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Li Jiaxiang
Chairman

Beijing

I. SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated income statements of the Group for the three years ended 31 December 2004 and the consolidated balance sheets of the Group as at 31 December 2004, 2003 and 2002 are extracted from Appendix I to the Company's prospectus dated 3 December 2004 and annual report for the year ended 31 December 2004.

Consolidated income statements

	For the years ended 31 December		
	2004	**2003**	**2002**
	RMB'000	*RMB'000*	*RMB'000*
Air traffic revenues	30,834,822	23,422,660	23,846,712
Other operating revenues	2,685,935	1,218,745	1,136,965
	33,520,757	24,641,405	24,983,677
Operating expenses			
Jet fuel	(8,353,752)	(5,425,059)	(4,978,719)
Take-off, landing and depot charges	(4,230,349)	(3,449,769)	(3,359,565)
Depreciation	(3,463,252)	(3,377,472)	(3,251,571)
Aircraft maintenance, repair and overhaul	(2,835,648)	(2,149,353)	(2,384,865)
Employee compensation costs	(2,921,322)	(2,379,102)	(2,030,526)
Air catering charges	(1,171,784)	(842,743)	(919,180)
Aircraft and jet engines operating lease expenses	(1,071,256)	(910,134)	(711,979)
Other operating lease expenses	(187,471)	(181,984)	(143,431)
Other flight operation expenses	(2,698,234)	(2,112,432)	(2,237,430)
Selling and marketing expenses	(1,387,088)	(1,057,630)	(1,220,086)
General and administrative expenses	(715,350)	(471,463)	(461,946)
Total operating expenses	(29,035,506)	(22,357,141)	(21,699,298)
Profit from operations	4,485,251	2,284,264	3,284,379
Finance costs	(1,799,873)	(2,349,078)	(2,777,087)
Dilution gains on investments	410,137	—	106,040
Share of profits less losses from associates	561,018	243,093	426,494
Profit before tax	3,656,533	178,279	1,039,826
Tax	(1,107,838)	(89,781)	(369,073)
Profit for the year	2,548,695	88,498	670,753

	For the years ended 31 December		
	2004	**2003**	**2002**
	RMB'000	*RMB'000*	*RMB'000*
Attributable to:			
Equity holders of the parent	2,385,964	159,604	499,610
Minority interests	162,731	(71,106)	171,143
	2,548,695	88,498	670,753
Earnings per share			
— Basic	36.0 cents	2.5 cents	7.7 cents
— Diluted	36.0 cents	—	—

Consolidated balance sheets

	Audited		
	As at 31 December		
	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	43,441,637	42,423,920	42,876,169
Lease prepayments	933,898	29,807	24,868
Interests in associates	4,001,521	3,067,846	2,902,840
Advance payments for aircraft and related equipment	632,154	744,404	511,027
Government grant receivable	—	764,422	841,760
Due from CNAHC	631,813	—	—
Deposits for aircraft under operating leases	137,583	145,483	164,771
Other investments	21,666	21,930	21,930
Deferred tax assets	776,084	590,153	624,000
	50,576,356	47,787,965	47,967,365
CURRENT ASSETS			
Financial assets	—	34,000	69,000
Trade receivables	2,364,816	1,955,592	1,874,452
Inventories	743,288	712,451	738,769
Prepayments, deposits and other receivables	3,108,588	1,977,363	1,348,887
Pledged deposits	117,231	1,245,542	391,584
Cash and cash equivalents	9,734,074	2,620,221	3,699,520
Due from CNAHC	—	—	1,273,416
Due from other CNAHC group companies	44,916	63,928	31,619
	16,112,913	8,609,097	9,427,247
TOTAL ASSETS	66,689,269	56,397,062	57,394,612
CURRENT LIABILITIES			
Financial liabilities	—	(6,000)	(110,000)
Trade payables	(4,443,608)	(4,214,981)	(3,408,104)
Bills payable	(362,033)	(1,317,220)	(416,400)
Other payables and accruals	(3,920,287)	(3,240,545)	(3,198,869)
Provision for major overhauls	(28,130)	(115,346)	(21,414)
Air traffic liabilities	(1,215,770)	(1,165,116)	(888,233)
Tax payable	(186,055)	(53,929)	(63,044)
Obligations under finance leases	(1,705,146)	(1,607,056)	(1,961,181)
Bank and other loans	(8,806,051)	(9,236,674)	(10,941,831)
Due to shareholders	(2,256,117)	(2,968)	—
Due to other CNAHC group companies	(49,617)	(33,073)	(39,074)
	(22,972,814)	(20,992,908)	(21,048,150)
NET CURRENT LIABILITIES	(6,859,901)	(12,383,811)	(11,620,903)
TOTAL ASSETS LESS CURRENT LIABILITIES	43,716,455	35,404,154	36,346,462

	Audited		
	As at 31 December		
	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
NON-CURRENT LIABILITIES			
Obligations under finance leases	(10,576,241)	(12,091,837)	(13,242,796)
Bank and other loans	(12,896,622)	(12,819,821)	(14,280,454)
Long-term payables	(446,311)	(801,349)	(933,858)
Deferred income	(1,102,853)	(887,708)	(945,602)
Provision for major overhauls	(470,698)	(289,593)	(232,039)
Provision for early retirement benefits obligations	(195,188)	(198,597)	(183,325)
	(25,687,913)	(27,088,905)	(29,818,074)
NET ASSETS	18,028,542	8,315,249	6,528,388
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity	—	6,892,869	5,020,263
Issued share capital	9,050,618	—	—
Reserves	7,497,637	—	—
	16,548,255	6,892,869	5,020,263
MINORITY INTERESTS	1,480,287	1,422,380	1,508,125
TOTAL EQUITY	18,028,542	8,315,249	6,528,388

II. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31 December 2004.

Consolidated Income Statement
Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
Air traffic revenues	4	30,834,822	23,422,660
Other operating revenues	5	2,685,935	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		(8,353,752)	(5,425,059)
Take-off, landing and depot charges		(4,230,349)	(3,449,769)
Depreciation		(3,463,252)	(3,377,472)
Aircraft maintenance, repair and overhaul		(2,835,648)	(2,149,353)
Employee compensation costs	7	(2,921,322)	(2,379,102)
Air catering charges		(1,171,784)	(842,743)
Aircraft and jet engines operating lease expenses		(1,071,256)	(910,134)
Other operating lease expenses		(187,471)	(181,984)
Other flight operation expenses		(2,698,234)	(2,112,432)
Selling and marketing expenses		(1,387,088)	(1,057,630)
General and administrative expenses		(715,350)	(471,463)
Total operating expenses		(29,035,506)	(22,357,141)
Profit from operations	6	4,485,251	2,284,264
Finance costs	8	(1,799,873)	(2,349,078)
Dilution gains on investments	9	410,137	—
Share of profits less losses from associates		561,018	243,093
Profit before tax		3,656,533	178,279
Tax	12	(1,107,838)	(89,781)
Profit for the year		2,548,695	88,498
Attributable to:			
Equity holders of the parent		2,385,964	159,604
Minority interests		162,731	(71,106)
		2,548,695	88,498
Earnings per share			
— Basic	15	36.0 cents	2.5 cents
— Diluted	15	36.0 cents	—

Consolidated Balance Sheet
31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	43,441,637	42,423,920
Lease prepayments		933,898	29,807
Interests in associates	19	4,001,521	3,067,846
Advance payments for aircraft and related equipment		632,154	744,404
Government grant receivable		—	764,422
Due from CNAHC	20	631,813	—
Deposits for aircraft under operating leases		137,583	145,483
Other investments	21	21,666	21,930
Deferred tax assets	22	776,084	590,153
		50,576,356	47,787,965
CURRENT ASSETS			
Financial assets	44 (iv)	—	34,000
Trade receivables	23	2,364,816	1,955,592
Inventories	24	743,288	712,451
Prepayments, deposits and other receivables	25	3,108,588	1,977,363
Pledged deposits	26	117,231	1,245,542
Cash and cash equivalents	26	9,734,074	2,620,221
Due from other CNAHC group companies	28	44,916	63,928
		16,112,913	8,609,097
TOTAL ASSETS		66,689,269	56,397,062
CURRENT LIABILITIES			
Financial liabilities	44 (iv)	—	(6,000)
Trade payables	29	(4,443,608)	(4,214,981)
Bills payable	30	(362,033)	(1,317,220)
Other payables and accruals	31	(3,920,287)	(3,240,545)
Provision for major overhauls	32	(28,130)	(115,346)
Air traffic liabilities		(1,215,770)	(1,165,116)
Tax payable		(186,055)	(53,929)
Obligations under finance leases	33	(1,705,146)	(1,607,056)
Bank and other loans	34	(8,806,051)	(9,236,674)
Due to shareholders	27	(2,256,117)	(2,968)
Due to other CNAHC group companies	28	(49,617)	(33,073)
		(22,972,814)	(20,992,908)

	Notes	2004 RMB'000	2003 RMB'000
NET CURRENT LIABILITIES		(6,859,901)	(12,383,811)
TOTAL ASSETS LESS CURRENT LIABILITIES		43,716,455	35,404,154
NON-CURRENT LIABILITIES			
Obligations under finance leases	33	(10,576,241)	(12,091,837)
Bank and other loans	34	(12,896,622)	(12,819,821)
Long-term payables	35	(446,311)	(801,349)
Deferred income	36	(1,102,853)	(887,708)
Provision for major overhauls	32	(470,698)	(289,593)
Provision for early retirement benefits obligations		(195,188)	(198,597)
		(25,687,913)	(27,088,905)
NET ASSETS		18,028,542	8,315,249
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity		—	6,892,869
Issued share capital	37	9,050,618	—
Reserves		7,497,637	—
		16,548,255	6,892,869
MINORITY INTERESTS		1,480,287	1,422,380
TOTAL EQUITY		18,028,542	8,315,249

Consolidated Statement of Changes in Equity

Year ended 31 December 2004

	Attributable to equity holders of the Company							
	Owners' equity	Issued share capital	Capital reserve	Statutory reserve funds	Retained profits	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January 2003	5,020,263	—	—	—	—	5,020,263	1,508,125	6,528,388
Profit for the year	159,604	—	—	—	—	159,604	(71,106)	88,498
Capital contributions	2,055,845	—	—	—	—	2,055,845	—	2,055,845
Dividends paid	(26,690)	—	—	—	—	(26,690)	(14,639)	(41,329)
Distributions *(note 14)*	(316,153)	—	—	—	—	(316,153)	—	(316,153)
As at 31 December 2003 and 1 January 2004	6,892,869	—	—	—	—	6,892,869	1,422,380	8,315,249
Capital contribution of cash *(note a)*	560,782	—	—	—	—	560,782	—	560,782
Capital contribution of land use rights *(note b)*	885,626	—	—	—	—	885,626	—	885,626
Capitalisation of amount payable to CNAHC *(note c)*	17,965	—	—	—	—	17,965	—	17,965
Deferred taxation *(note 22)*	793,755	—	—	—	—	793,755	—	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	—	—	—	—	1,758,879	117,506	1,876,385
Dividends paid	(29,074)	—	—	—	—	(29,074)	(24,909)	(53,983)
Distributions *(note d)*	(2,182,921)	—	—	—	—	(2,182,921)	—	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	—	305,680	—	—	—
Profit from 1 October 2004 to 31 December 2004	—	—	—	—	627,085	627,085	45,225	672,310
Distributions (note e)	—	—	—	—	(377,550)	(377,550)	—	(377,550)
Dilution of interest *(note 9)*	—	—	—	—	—	—	(79,915)	(79,915)
Transfer to statutory reserve funds *(note 14)*	—	—	—	93,020	(93,020)	—	—	—
Issue of new shares upon listing *(note 37 (c))*	—	2,550,618	5,536,678	—	—	8,087,296	—	8,087,296
Share issuing expenses *(note 37 (c))*	—	—	(486,457)	—	—	(486,457)	—	(486,457)
As at 31 December 2004	**—**	**9,050,618**	**6,942,422**	**93,020**	**462,195**	**16,548,255**	**1,480,287**	**18,028,542**

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of RMB560,782,100 to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented payable of approximately RMB17,965,000 of the Company assumed by CNAHC in 2004 which was accounted for as a capital contribution.

d. In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 14 (b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 14 (b) to these financial statements.

In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved-out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 14 (a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

Consolidated Cash Flow Statement
Year ended 31 December 2004

	2004 *RMB'000*	2003 *RMB'000*
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,656,533	178,279
Adjustments for:		
Exchange losses, net	161,824	370,148
(Gain)/loss on disposal of property, plant and equipment, net	33,872	(17,048)
Gains on trading of derivatives, net	(41,036)	(169,921)
Dilution gains on investments	(410,137)	—
Depreciation	3,463,252	3,377,472
Share of profits less losses from associates	(561,018)	(243,093)
Dividend income on long-term investments	(4,622)	(406)
Interest income	(33,703)	(18,803)
Interest expense	1,824,392	2,241,166
Provision for/(write-back of) doubtful debts, net	(988)	12,144
Provision for/(write-back of) inventories, net	(11,508)	24,090
Operating profit before working capital changes	8,076,861	5,754,028
(Increase)/decrease in inventories	(19,681)	2,228
Increase in trade receivables	(425,080)	(93,284)
(Increase)/decrease in amounts due from other CNAHC group companies	19,012	(32,309)
Increase in prepayments, deposits and other receivables	(164,606)	(77,792)
Decrease in deposits for aircraft under operating leases	18,581	19,288
Increase/(decrease) in amounts due to other CNAHC group companies	16,544	(6,001)
Increase in trade payables	268,645	806,877
Increase/(decrease) in bills payable	(955,187)	900,820
Increase in other payables and accruals	1,154,425	41,676
Increase in provision for major overhauls	93,889	151,486
Increase in air traffic liabilities	52,664	276,883
Increase/(decrease) in provision for early retirement benefits	(3,409)	15,272
Recognition of deferred income	(70,593)	(57,894)
Cash generated from operations	8,062,065	7,701,278
Interest paid	(1,872,691)	(2,248,996)
Tax paid:		
Mainland China enterprise income tax paid	(36,953)	(17,032)
Overseas taxes paid	(1,568)	(10,550)
NET CASH INFLOW FROM OPERATING ACTIVITIES	6,150,853	5,424,700

	2004 *RMB'000*	2003 *RMB'000*
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(5,270,777)	(3,065,218)
Proceeds from disposal of property, plant and equipment	189,840	164,873
Increase in lease prepayments	(18,465)	(4,939)
Increase in advance payments for aircraft and related equipment	(867,828)	(784,061)
Net cash settlements of derivatives	69,036	100,921
(Increase)/decrease in amounts due from associates	4,461	(18,406)
Increase/(decrease) in amounts due to associates	58,796	(27,522)
(Increase)/decrease in time deposits with original maturity of more than three months	(290,024)	22,587
(Increase)/decrease in pledged deposits	1,128,311	(853,958)
Interest received	33,703	18,803
Capital contributions to associates	(709,253)	(4,000)
Dividends received on long-term investments	4,622	406
Dividends received from associates	176,365	90,551
Proceeds from disposal of long-term investments	264	—
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture *(note 45 (b))*	516,491	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(4,974,458)	(4,359,963)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES	1,176,395	1,064,737
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	10,146,285	10,205,236
Repayment of bank and other loans	(10,500,107)	(13,371,026)
Repayment of principal under finance lease obligations	(1,607,056)	(1,961,181)
Settlement of long-term payables	(119,946)	(132,509)
Increase/(decrease) in balance due to shareholders	(468,789)	1,276,384
Contributions by CNAHC	560,782	2,055,845
Distributions to CNAHC	—	(342,843)
Dividends paid to minority shareholders	(24,909)	(14,639)
Receipt of government grants	32,609	77,338
Net proceeds from issuance of new shares upon listing	7,600,839	—
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	5,619,708	(2,207,395)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	27,726	85,946
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,823,829	(1,056,712)
Cash and cash equivalents at beginning of year	2,589,395	3,646,107
CASH AND CASH EQUIVALENTS AT END OF YEAR *(note 45 (a))*	9,413,224	2,589,395

Balance Sheet
31 December 2004

	Notes	2004 RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	16	41,908,428
Lease prepayments		919,871
Interests in subsidiaries	17	176,929
Interests in joint ventures	18	1,392,388
Interests in associates	19	780,837
Advance payments for aircraft and related equipment		442,071
Due from CNAHC	20	631,813
Deposits for aircraft under operating leases		55,831
Other investments	21	816
Deferred tax assets	22	658,000
		46,966,984
CURRENT ASSETS		
Trade receivables	23	2,197,293
Inventories	24	468,930
Prepayments, deposits and other receivables	25	2,847,552
Pledged deposits	26	80,519
Cash and cash equivalents	26	8,421,859
Due from other CNAHC group companies	28	8,801
		14,024,954
TOTAL ASSETS		60,991,938
CURRENT LIABILITIES		
Trade payables	29	(3,819,353)
Bills payable	30	(362,033)
Other payables and accruals	31	(3,387,870)
Provision for major overhauls	32	(28,130)
Air traffic liabilities		(1,087,838)
Tax payable		(151,533)
Obligations under finance leases	33	(1,705,146)
Bank and other loans	34	(8,255,695)
Due to shareholders	27	(2,240,213)
Due to other CNAHC group companies	28	(12,163)
		(21,049,974)

	Notes	2004 RMB'000
NET CURRENT LIABILITIES		(7,025,020)
TOTAL ASSETS LESS CURRENT LIABILITIES		39,941,964
NON-CURRENT LIABILITIES		
Obligations under finance leases	33	(10,576,241)
Bank and other loans	34	(12,896,622)
Long-term payables	35	(437,577)
Deferred income	36	(1,102,853)
Provision for major overhauls	32	(373,242)
Provision for early retirement benefits		(195,188)
		(25,581,723)
NET ASSETS		14,360,241
Represented by:		
Issued share capital	37	9,050,618
Reserves	38	5,309,623
TOTAL EQUITY		14,360,241

Notes to Financial Statements

31 December 2004

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 (the "Restructuring Agreement"). In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (中國國際航空公司), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO") and Shenzhen Airlines Co., Ltd. ("Shenzhen Airlines").

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004, after which date the Company assumed the rights and obligations of the businesses, assets and liabilities transferred to the Company by CNAHC and CNACG.

As at the date of approval of these financial statements, the Group is in the process of applying to the relevant government authorities to obtain the title certificates of certain of the above-mentioned assets, primarily buildings and land use rights, with an aggregate carrying value of approximately RMB3,098 million, and to register the already transferred equity interests in certain investees, including equity interests in Air China Cargo, AMECO and Shenzhen Airlines, from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned assets and own the aforesaid equity interests. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

In consideration for CNAHC and CNACG transferring the Relevant Businesses and the Relevant Companies to the Company, the Company issued 5,054,276,915 domestic shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively (note 37 (a)). The shares issued to CNAHC and CNACG represented the then entire registered and issued share capital of the Company upon its incorporation.

Prior to the incorporation of the Company, the Relevant Businesses and the Relevant Companies were held by two subsidiaries of CNAHC, namely, Air China International Corporation and CNAC, a Hong Kong incorporated company with its shares publicly traded on the Hong Kong Stock Exchange. Air China International Corporation is a state-owned enterprise established in the PRC on 1 July 1988 and was subject to the supervision and regulation of the General Administration of Civil Aviation of China, formerly known as the Civil Aviation Administration of China ("CAAC"), a regulatory authority of the civil aviation industry in the PRC. Pursuant to the documents issued by the State Council and the Ministry of Finance dated 14 July 2002 and 9 August 2002, respectively, the PRC government approved the formation of CNAHC, a state-owned enterprise under the supervision of the State Council, which then held, inter alia, a 100% direct interest in Air China International Corporation, a 100% direct interest in China Southwest Airlines ("CSWA"), a 100% direct interest in China National Aviation Corporation ("CNAC (PRC)"), which owned 100% interest in CNAC Zhejiang Airlines ("ZJA") and approximately a 69% indirect interest in CNAC. In 2003, CNAHC undertook further reorganisation measures to merge the business operations of CSWA and ZJA into Air China International Corporation, following which CSWA and ZJA became branches of Air China International Corporation.

The Group's principal activities are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in the PRC, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's ultimate holding company is CNAHC.

Further details of the Restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange.

On 15 December 2004, 2,805,680,000 new H shares in the Company, details of which are set out in note 37 (b) to these financial statements, were listed on the Hong Kong Stock Exchange and the London Stock Exchange. On 11 January 2005, an additional 420,852,000 new H shares in the Company, details of which are set out in note 47 (a) to these financial statements, were issued and listed on the Hong Kong Stock Exchange and the London Stock Exchange upon the exercise of the over-allotment option.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Company are stated at historical amounts, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

The consolidated balance sheets as at 31 December 2003 and 2004 present the Group's assets and liabilities as if the Restructuring had been completed at 1 January 2003. The consolidated results and consolidated cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated financial statements prepared on this basis present fairly the consolidated financial position, consolidated results and consolidated cash flows of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

As the Company was only incorporated on 30 September 2004, there are no comparative figures as at 31 December 2003 in the Company's balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares:

- IFRS 1 (amended 2004), *First-Time Adoption of International Financial Reporting Standards;*
- IFRS 3, *Business Combinations;*
- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations;*
- IAS 1 (amended 2004), *Presentation of Financial Statements;*
- IAS 2 (revised 2003), *Inventories;*
- IAS 7 (amended 2003), *Cash Flow Statements;*
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors;*
- IAS 10 (amended 2004), *Events after the Balance Sheet Date;*
- IAS 12 (amended 2004), *Income Taxes;*
- IAS 14 (amended 2004), *Segmental Reporting;*
- IAS 17 (amended 2004), *Leases;*
- IAS 18 (amended 2004), *Revenue;*
- IAS 19 (amended 2004), *Employee Benefits;*
- IAS 20 (revised 2003), *Accounting for Government Grants and Disclosure of Government Assistance;*
- IAS 21 (revised 2003), *The Effects of Changes in Foreign Exchange Rates;*
- IAS 23 (amended 2003), *Borrowing Costs;*
- IAS 27 (amended 2004), *Consolidated and Separate Financial Statements;*
- IAS 28 (amended 2004), *Investments in Associates;*
- IAS 31 (amended 2004), *Interests in Joint Ventures;*
- IAS 32 (amended 2004), *Financial Instruments: Disclosure and Presentation;*
- IAS 33 (amended 2004), *Earnings Per Share;*
- IAS 36 (amended 2004), *Impairment of Assets;*
- IAS 37 (amended 2004), *Provisions, Contingent Liabilities and Contingent Assets;*

- IAS 38 (amended 2004), *Intangible Assets; and*
- IAS 39 (amended 2004), *Financial Instruments: Recognition and Measurement.*

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries, not held by the Group and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currencies

The Group's functional and presentation currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of these subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of the overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

Interests in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil–5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset at the time of disposal.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value

using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

Goodwill

Goodwill represents the excess of cost over the fair value of the identifiable assets, liabilities and contingent liabilities of acquired businesses. The Group early adopted IFRS 3, *Business Combinations*, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from 1 January 2001. In accordance with IFRS 3, the Group ceased amortising goodwill as of 1 January 2001.

On disposal of subsidiaries, associates or joint ventures, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as available-for-sale and measured at fair value through profit or loss. Gains or losses on available-for-sale investments are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks and other financial institutions, including term deposits, which are not restricted as to use.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

Employee benefits

(a) *Pension obligations*

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) *Termination and early retirement benefits*

Termination benefits are payable whenever an employee's employment is voluntarily terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) *Housing benefits*

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between

sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines

under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to 1 January 2004. From 2004, contributions to the CAAC Infrastructure Development Fund are included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the owners' right to receive the payment has been established.

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 5.76% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the income statement, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the year. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Impact of recently issued accounting standards

IFRS 2, *Share-based Payment*, is applicable for accounting periods beginning on or after 1 January 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the beginning on or after 1 January 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), *Property, Plant and Equipment*, replaces IAS 16 (revised 1998), *Property, Plant and Equipment*, and is applicable for accounting periods beginning on or after 1 January 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item

during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

IAS 24 (revised 2003), *Related Party Disclosures*, replaces IAS 24 *Related Party Disclosures* (reformatted in 1994) and is applicable for accounting periods beginning on or after 1 January 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, supporting the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,435,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	—	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	6,046,355	32,697	25,912	33,641	—	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	—	3,463,252
Provision for/(write-back of) doubtful debts, net	(4,483)	2,642	—	853	—	(988)
Provision for/(write-back of) inventories, net	12,492	(24,000)	—	—	—	(11,508)

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2003:

	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	—	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,228)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	—	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	—	3,377,472
Provision for/(write-back of) doubtful debts, net	13,824	(1,562)	—	(118)	—	12,144
Provision for inventories, net	90	24,000	—	—	—	24,090

Geographical segments

The following tables present consolidated revenue information by geographical segments for each of the two years ended 31 December 2004:

For the year ended 31 December 2004	Domestic	HK/Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

For the year ended 31 December 2003	Domestic	HK/Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

4. AIR TRAFFIC REVENUES

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Group 2004	2003
	RMB'000	*RMB'000*
Passenger	27,665,018	19,030,187
Cargo and mail	3,169,804	4,392,473
	30,834,822	23,422,660

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, netted against air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

5. OTHER OPERATING REVENUES

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Bellyhold income	1,384,457	—
Aircraft engineering income	296,775	285,493
Ground services income	287,905	251,266
General aviation income	159,990	152,574
Air catering income	118,140	102,133
Government grants:		
(i) Recognition of deferred income *(note 36)*	70,593	57,894
(ii) Fixed cash subsidy	37,500	50,000
(iii) Others	44,853	1,525
Service charges on return of unused flight tickets	63,821	51,678
Cargo handling service income	49,850	90,021
Sale of materials	33,008	20,699
Import and export service income	29,767	23,589
Training service income	23,761	17,915
Aircraft and related equipment lease income	11,516	33,519
Gain on disposal of property, plant and equipment, net	—	17,048
Others	73,999	63,391
	2,685,935	1,218,745

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2004	2003
	RMB'000	*RMB'000*
Repair and maintenance costs	3,608,348	2,804,507
Depreciation *(note 16)*	3,463,252	3,377,472
Employee compensation costs *(note 7)*	2,921,322	2,379,102
Minimum lease payments under operating leases:		
Aircraft and jet engines	1,071,256	910,134
Land and buildings	187,471	181,984
(Gain)/loss on disposal of property, plant and equipment, net	33,872	(17,048)
Auditors' remuneration	7,206	1,614
Provision for/(write-back of) doubtful debts, net	(988)	12,144
Provision for/(write-back of) inventories, net	(11,508)	24,090

7. EMPLOYEE COMPENSATION COSTS

	Group	
	2004	2003
	RMB'000	*RMB'000*
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	2,732,927	2,200,916
Retirement benefit costs *(note 11)*	188,395	178,186
	2,921,322	2,379,102

The Group had 26,881 and 25,236 employees as at 31 December 2003 and 31 December 2004, respectively.

8. FINANCE COSTS

	Group	
	2004	2003
	RMB'000	*RMB'000*
Interest expense	1,827,002	2,248,996
Less: Interest capitalised	(2,610)	(7,830)
	1,824,392	2,241,166
Less: Interest income	(33,703)	(18,803)
Exchange losses, net	54,842	297,042
Gains on fuel derivatives, net	(41,036)	(169,921)
Dividend income on long-term investments	(4,622)	(406)
	1,799,873	2,349,078

The interest capitalisation rate represented the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

9. DILUTION GAINS ON INVESTMENTS

	Group	
	2004	2003
	RMB'000	*RMB'000*
Dilution gain on investment in Air Cargo Business *(note 9 (a))*	330,222	—
Dilution gains on investments in BACL and SWACL *(note 9 (b))*	79,915	—
	410,137	—

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group as of 1 January 2003.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively and, accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Fees	29	—
Basic salaries, housing benefits, other allowances and benefits in kind	4,279	4,390
Discretionary bonuses	636	508
Pension scheme contributions	43	45
	4,987	4,943

The number of Directors and supervisors whose remuneration fell within the following bands is as follows:

	Group	
	2004	**2003**
	Number of Directors and supervisors	*Number of Directors and supervisors*
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	13	13
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	1	1
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	1	1
	15	15

Fees of approximately RMB29,000 (2003: Nil) are wholly payable to the independent non-executive Directors. There were no other emoluments payable to the independent non-executive Directors during the year (2003: Nil).

An analysis of the five individuals whose remuneration was the highest in the Group was as follows:

	Group	
	2004	**2003**
	Number of individuals	*Number of individuals*
Director	1	1
Supervisor	1	1
Employees	3	3

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	5,360	4,240
Discretionary bonuses	—	30
Pension scheme contributions	164	180
	5,524	4,450

The remuneration of the three highest paid individuals for the year fell within the following bands:

	Group	
	2004	**2003**
	Number of individuals	*Number of individuals*
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	1	3
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	2	—
	3	3

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2003: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2003: Nil).

11. RETIREMENT BENEFITS

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) (note 46). The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Contributions to PRC government-regulated defined contribution retirement scheme	179,740	154,728
Early retirement benefits	8,655	23,458
Total *(note 7)*	188,395	178,186

Forfeited contribution totaling RMB1,579,000 (2003: RMB983,000) was utilised during the year. At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: RMB54,000).

12. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC

accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 14 (b) to these financial statements will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Current income tax		
Current income tax charge		
— Mainland China	398,944	18,313
— Hong Kong	4,096	154
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	607,824	33,847
	1,010,864	52,314
Share of tax attributable to associates	96,974	37,467
Income tax charge for the year	1,107,838	89,781

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group			
	2004		2003	
	RMB'000	%	*RMB'000*	%
Profit before income tax	3,656,533		178,279	
At statutory income tax rate of 33%	1,206,656	33.0	58,832	33.0
Lower income tax rates of other territories	(109,440)	(3.0)	2,610	1.5
Income not subject to tax	(145,333)	(4.0)	(35,388)	(19.8)
Expenses not deductible for tax purposes	155,955	4.3	70,164	39.4
Effect on opening deferred income tax of increase in other territories' income tax rates	—	—	9,542	5.4
Share of adjustments in income tax of previous periods attributable to associates	—	—	(15,979)	(9.0)
Tax charge at Group's effective income tax rate	1,107,838	30.3	89,781	50.5

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries and joint ventures, as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

13. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The net profit attributable to equity holders of the parent for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB1,230 million (note 38).

14. APPROPRIATIONS

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Carved-out of net assets *(note 14 (c))*	39,136	316,153
Dividends paid *(note 14 (c))*	29,074	26,690
Distribution to CNAHC *(note 14 (a))*	377,550	—
Distribution to CNAHC *(note 14 (b))*	2,025,105	—
Distribution to CNACG *(note 14 (b))*	118,680	—
Total	2,589,545	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC (the "PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC)

contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP; and (ii) the net profit determined in accordance with IFRS.

Prior to the incorporation of the Company on 30 September 2004, no profit appropriation to the aforesaid reserve funds was required.

15. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	—	(147,825)
Transfer from CIP	—	421,311	195,250	—	610	(617,171)	—
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	—	(3,377,472)
At 31 December 2003 and 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (b))*	(267,119)	(186,169)	(86,932)	(21,673)	—	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	—	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	—
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	—	(3,463,252)
At 31 December 2004, net of accumulated depreciation	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**
At 31 December 2003 and 1 January 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	—	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	—	(28,050,020)
Net carrying amount	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**

Company

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	—	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	—	(42,204)
Transfer from CIP	—	219,934	17,770	176	—	(237,880)	—
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	—	(908,272)
At 31 December 2004, net of accumulated depreciation	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**
At 31 December 2004							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	—	(25,891,376)
Net carrying amount	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft and flight equipment, which has an aggregate carrying amount of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 34).

The carrying amount of aircraft held under finance leases as at 31 December 2004 is approximately RMB11,999 million (2003: RMB13,310 million) (note 33). Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2004, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB2,178 million, further details of which are set out in note 1 to these financial statements. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

17. INTERESTS IN SUBSIDIARIES

	Company 2004 *RMB'000*
Listed shares in Hong Kong, at cost	579,472
Unlisted investments, at cost	134,647
Due from subsidiaries	22,513
Due to subsidiaries	(559,703)
	176,929
Market value of listed shares	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 December 2004 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company		Principal activities
				Direct	Indirect	
Subsidiaries						
CNAC (中航興業有限公司)	Hong Kong	Limited liability company	HK$331,268	69	—	Investment holding
Air Macau Company Limited ("Air Macau")* (澳門航空股份有限公司)	Macau	Limited liability company	MOP400,000	—	35.2	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (國航集團進出口貿易公司)	PRC	Limited liability company	RMB90,000	100	—	Import and export trading
浙江航空服務有限公司 (Zhejiang Air Services Co., Ltd.)**	PRC	Limited liability company	RMB20,000	100	—	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (北京航空旅客服務公司)	PRC	Limited liability company	RMB3,000	100	—	Provision of passenger transportation services
Air China Shantou Industrial Development Company (中國國際航空汕頭實業發展公司)	PRC	Limited liability company	RMB12,000	51	—	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (中國民航客貨運輸銷售代理公司)	PRC	Limited liability company	RMB6,980	100	—	
四川西南航空信息服務中心 (Sichuan Southwest Aviation Information Service Centre)**	PRC	Limited liability company	RMB1,000	100	—	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre (北京國航工程技術發展中心)	PRC	Limited liability company	RMB1,500	100	—	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (北京民航藍天空運服務公司)	PRC	Limited liability company	RMB5,533	100	—	Provision of travel agency services

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
Sichuan Southwest Air Equipment and Supplies Centre (四川西南航空物資設備供應中心)	PRC	Limited liability company	RMB1,000	100	—	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited (國航香港發展有限公司)	Hong Kong	Limited liability company	HK$500	95	—	Provision of air ticketing services
上海國航基地開發中心 (Shanghai Air China Base Development Centre)**	PRC	Limited liability company	RMB2,000	100	—	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51% subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2004 or formed a substantial portion of the net assets of the Group at 31 December 2004. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18. INTERESTS IN JOINT VENTURES

	Company 2004 *RMB'000*
Unlisted investments, at cost	1,392,388

Particulars of the joint ventures at 31 December 2004 of the Group are set out below:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Group Direct	Indirect	Principal activities
Joint ventures						
AMECO (北京飛機維修工程有限公司)	PRC	Limited liability company	US$102,533	60	—	Provision of aircraft overhaul and maintenance services
Air China Cargo (中國國際貨運航空有限公司) *(note)*	PRC	Limited liability company	RMB2,200,000	51	—	Provision of cargo carriage services
BACL (北京航空食品有限公司)	PRC	Limited liability company	US$8,000	—	41.4	Provision of airline catering services
SWACL (西南航空食品有限公司)	PRC	Limited liability company	RMB20,000	—	41.4	Provision of airline catering services

Note: During the year, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner.

As at the balance sheet date and for the two years ended 31 December 2004, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenues and expenses of the joint ventures are as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Current assets	1,606,903	610,502
Non-current assets	1,706,734	633,369
Total assets	3,313,637	1,243,871
Current liabilities	(1,578,665)	(728,033)
Non-current liabilities	(8,734)	—
Net assets attributable to the Group	1,726,238	515,838
Revenues	3,944,633	959,938
Operating expenses	(3,748,389)	(848,222)
Finance costs	(16,137)	(21,919)
Share of profits less losses from associates	1,006	1,111
Profit before tax	181,113	90,908
Tax	(51,976)	(16,427)
Net profit attributable to the Group	129,137	74,481

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain investees, including Air China Cargo and AMECO. Further details are set out in note 1 to these financial statements.

19. INTERESTS IN ASSOCIATES

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Unlisted shares, at cost	—	—	845,641
Share of net assets	2,587,304	1,789,948	—
Goodwill	1,404,966	1,205,390	—
Due from associates	106,520	110,981	17,305
Due to associates	(97,269)	(38,473)	(82,109)
	4,001,521	3,067,846	780,837

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Goodwill at beginning of the year *(note 19 (a))*	1,205,390	1,205,390
Additions *(note 19 (b))*	199,576	—
Goodwill at end of the year	1,404,966	1,205,390
Accumulated impairment	—	—

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Hong Kong Dragon Airlines Limited ("Dragonair") by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in the current year related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation Group Corporation ("Shandong Aviation"), 22.8% in Shandong Airlines Co., Ltd. ("Shandong Airlines") and 13.9% in LSG Lufthansa Service Hong Kong Limited ("LSGHK") by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

Impairment testing of goodwill attributable to Dragonair

Goodwill acquired through the business combination in relation to the acquisition of shareholding interest in Dragonair has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Summarised financial information of the Group's associates is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Aggregate of associates' financial positions:		
Total assets	27,767,944	21,918,291
Total liabilities	(20,747,807)	(17,215,202)
Aggregate of associates' results:		
Revenues	16,770,072	9,639,481
Net profit	1,330,066	639,579
Share of profits less losses after tax from associates:		
Dragonair	279,801	43,336
Others	184,243	162,290
	464,044	205,626

Particulars of the associates at 31 December 2004 are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (深圳航空有限責任公司)	Corporate	PRC	25	Airline operator
Dragonair# (港龍航空有限公司)	Corporate	Hong Kong	29.9	Airline operator
Shandong Aviation (山東航空集團有限公司)	Corporate	PRC	48	Investment holding
Shandong Airlines (山東航空股份有限公司)	Corporate	PRC	22.8	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (四川斯奈克瑪航空發動機維修有限公司)	Corporate	PRC	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (成都富凱飛機工程服務有限公司)	Corporate	PRC	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd. (雲南空港飛機維修服務公司)	Corporate	PRC	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited# (澳門飛機維修工程有限公司)	Corporate	Macau	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited# (怡中航空服務有限公司)	Corporate	Hong Kong	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited# (明捷澳門機場服務有限公司)	Corporate	Macau	23.2	Provision of airport ground handling services
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (廣州白雲國際機場地勤服務有限公司)	Corporate	PRC	21	Provision of airport ground handling services
三亞世貿發展有限公司 (Sanya World Trade Development Company Limited)*	Corporate	PRC	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (民航數據通信有限責任公司)	Corporate	PRC	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (重慶民航凱亞信息技術有限公司)	Corporate	PRC	24.5	Provision of airline-related information system services
成都民航西南凱亞有限責任公司 (Chengdu CAAC Southwest Cares Co., Ltd.)*	Corporate	PRC	35	Provision of airline-related information system services
Tradeport Hong Kong Limited# (香港商貿港有限公司)	Corporate	Hong Kong	17.3	Provision of services for developing and operating logistics centre
LSGHK# (德國漢莎航空膳食服務(香港)有限公司)	Corporate	Hong Kong	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (中國航空集團財務有限責任公司)**	Corporate	PRC	40.7	Provision of financial services

\# Shareholding interests are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 30% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 10.7% is held indirectly through subsidiaries of the Company.

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain associates, including Shenzhen Airlines. Further details are set out in note 1 to these financial statements.

20. LONG TERM RECEIVABLE FROM CNAHC

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million should be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. OTHER INVESTMENTS

Other investments consist of unlisted equity investments.

22. DEFERRED TAX ASSETS

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Balance at beginning of year	590,153	624,000	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	660,349
Charge for the year *(note 12)*	(607,824)	(33,847)	(2,349)
Credited to equity	793,755	—	—
Balance at end of year	776,084	590,153	658,000

The principal components of the Group's and the Company's deferred income tax are as follows:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Deferred income tax liabilities:			
Accelerated depreciation for tax purposes	(441,441)	(826,000)	(426,000)
Differences in air traffic revenues recognition	—	(27,000)	—
Other deferred income tax liabilities	(47,000)	(52,000)	(47,000)
Gross deferred income tax liabilities	(488,441)	(905,000)	(473,000)
Deferred income tax assets:			
Additional tax deduction on revaluation surplus arising from the Restructuring	714,000	—	606,000
Provisions and accruals	384,000	675,000	381,000
Losses available for offset against future taxable income	20,525	685,153	—
Other deferred income tax assets	146,000	135,000	144,000
Gross deferred income tax assets	1,264,525	1,495,153	1,131,000
Net deferred income tax assets	776,084	590,153	658,000

There was no material un-provided deferred income tax during the year (2003: Nil).

23. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Within 30 days	1,838,756	1,257,040	2,067,875
31 to 60 days	280,382	465,109	102,938
61 to 90 days	152,548	106,603	14,949
Over 90 days	93,130	126,840	11,531
At end of year	2,364,816	1,955,592	2,197,293

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Joint venture	412,539	—	841,916

24. INVENTORIES

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Flight equipment spare parts	680,039	577,478	454,220
Work in progress	38,061	104,338	1,621
Catering supplies	25,188	30,635	13,089
	743,288	712,451	468,930

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Advance payments for aircraft and related equipment	2,193,458	1,213,380	1,958,515
Advances and others	324,655	191,448	322,047
Manufacturers' credits on aircraft acquisition receivable	74,518	84,935	74,518
Government grant receivable	—	77,338	—
Prepaid aircraft operating lease rentals	95,681	65,790	79,260
Receivables from the sale of staff quarters	24,681	57,962	24,681
Miscellaneous deposits	395,595	286,510	388,531
	3,108,588	1,977,363	2,847,552

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank balances	8,635,653	2,147,434	7,888,436
Cash placed with CNAF	261,904	1,457,103	219,655
	8,897,557	3,604,537	8,108,091
Time deposits placed with banks	648,667	261,226	94,287
Time deposits placed with CNAF	305,081	—	300,000
	953,748	261,226	394,287
Less: Pledged deposits against			
Bank loans *(note 34)*	64,242	1,177,064	64,242
Finance leases *(note 33)*	16,277	41,500	16,277
Others*	36,712	26,978	—
Pledged deposits	117,231	1,245,542	80,519
Cash and cash equivalents *(note 45 (a))*	9,734,074	2,620,221	8,421,859

* Includes deposits pledged against the Group's aircraft operating leases and financial derivatives.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company.

27. DUE TO SHAREHOLDERS

Set out below is the breakdown of the amounts due to shareholders:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Due to CNAHC	2,137,437	2,968	2,121,533
Due to CNACG	118,680	—	118,680
	2,256,117	2,968	2,240,213

The amounts due to shareholders are unsecured, interest-free and have no fixed terms of repayment. The amounts mainly represented distributions payable by the Company as detailed in note 14 to these financial statements.

28. BALANCES WITH OTHER CNAHC GROUP COMPANIES

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

29. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Within 30 days	3,108,028	1,157,293	2,740,974
31 to 60 days	805,858	669,970	673,690
61 to 90 days	304,943	497,402	243,448
Over 90 days	224,779	1,890,316	161,241
At end of year	4,443,608	4,214,981	3,819,353

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Joint venture	179,934	123,581	449,835

30. BILLS PAYABLE

An aged analysis of the bills payable is as follows:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Within 30 days	—	256,220	—
31 to 60 days	—	189,931	—
61 to 90 days	—	248,687	—
Over 90 days	362,033	622,382	362,033
At end of year	362,033	1,317,220	362,033

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
CNAF	—	692,372	—

31. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of other payables and accruals:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Provision for staff housing benefits	469,617	772,874	448,694
Accrued salaries, wages and benefits	692,510	647,561	562,493
Interest expense payable	269,928	315,617	255,977
Accruals for share issuing expenses	208,644	—	208,644
Custom duties and levies payable	742,201	207,098	665,986
Current portion of long-term payables *(note 35)*	101,802	174,363	101,802
Current portion of deferred income *(note 36)*	76,943	57,894	76,943
Advances from customers	294,798	348,716	224,321
Accrued operating expenses	716,548	533,399	611,257
Others	347,296	183,023	231,753
	3,920,287	3,240,545	3,387,870

32. PROVISION FOR MAJOR OVERHAULS

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
At beginning of year	404,939	253,453	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	363,842
Provision for the year	221,543	244,387	61,341
Utilised during the year	(127,654)	(92,901)	(23,811)
At the end of year	498,828	404,939	401,372
Less: Portion classified as current liabilities	(28,130)	(115,346)	(28,130)
Long-term portion	470,698	289,593	373,242

33. OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group	
	Minimum lease payments 2004 RMB'000	Present value of minimum lease payments 2004 RMB'000	Minimum lease payments 2003 RMB'000	Present value of minimum lease payments 2003 RMB'000
Amounts repayable:				
Within one year	2,313,871	1,705,146	2,285,703	1,607,056
In the second year	2,408,481	1,943,630	2,271,725	1,697,597
In the third to fifth years, inclusive	7,784,209	6,722,448	6,721,752	5,583,404
Over five years	2,049,406	1,910,163	5,406,410	4,810,836
Total minimum finance lease payments	14,555,967	12,281,387	16,685,590	13,698,893
Less: Amounts representing finance charges	(2,274,580)		(2,986,697)	
Present value of minimum lease payments	12,281,387		13,698,893	
Less: Portion classified as current liabilities	(1,705,146)		(1,607,056)	
Long-term portion	10,576,241		12,091,837	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and the banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the relevant assets as mentioned aforesaid and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

At 31 December 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.13% (2003: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB11,999 million as at 31 December 2004 (2003: RMB13,310 million) (note 16);

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 (2003: RMB42 million) (note 26); and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB14,785 million (2003: RMB18,949 million).

As at 31 December 2004, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB3,074 million (2003: RMB4,753 million) in respect of the commercial bank guarantee arrangements set out in note 33 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million (2003: RMB5,355 million) and RMB3,976 million (2003: RMB4,506 million) (note 46), respectively.

34. BANK AND OTHER LOANS

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Bank loans:			
Secured	13,685,002	14,519,345	13,643,002
Unsecured	7,519,047	7,228,169	7,144,917
	21,204,049	21,747,514	20,787,919
Other loans:			
Secured	66,667	81,487	66,667
Unsecured	431,957	227,494	297,731
	21,702,673	22,056,495	21,152,317
Bank loans repayable:			
Within one year	8,359,280	8,994,367	7,943,149
In the second year	3,049,084	1,903,342	3,049,084
In the third to fifth years, inclusive	6,178,222	6,227,447	6,178,222
Over five years	3,617,464	4,622,358	3,617,464
Other loans repayable:			
Within one year	446,771	242,307	312,546
In the second year	14,815	14,813	14,815
In the third to fifth years, inclusive	37,037	51,861	37,037
Total bank and other loans	21,702,673	22,056,495	21,152,317
Less: Portion classified as current liabilities	(8,806,051)	(9,236,674)	(8,255,695)
Long-term portion	12,896,622	12,819,821	12,896,622

Further details of bank and other loans at the balance sheet date are as follows:

Nature	Interest rate and final maturity	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
RMB denominated loans:				
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76% per annum at 31 December 2003 with maturities through 2010	—	80,000	—
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 5.76% and 4.94% to 6.21% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2013, respectively	5,382,986	6,282,444	5,382,986
Loans for working capital	Floating interest rates ranging from 4.54% to 4.94% and 4.54% to 5.73% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	2,528,869	2,931,230	2,171,800
Loans for purchases of properties	Floating interest rate at 4.94% per annum at 31 December 2003 with maturities through 2004	—	72,000	—
United States dollars denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 10.17% and 4.94% to 10.17% per annum at 31 December 2004 and 2003 with maturities through 2012	7,155,311	8,397,835	7,155,311
Loans for purchases of aircraft and related equipment	Floating interest rates at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2009, respectively	1,270,236	81,487	1,270,236
Loans for working capital	Floating interest rates at six months LIBOR + 0.6% to 0.8% and three to ten months LIBOR + 0.3% to 0.9% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	5,365,271	4,072,432	5,171,984
Japanese yen denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.84% to 5.30% per annum at 31 December 2003 with maturities through 2004	—	139,067	—
		21,702,673	22,056,495	21,152,317
Less: Loans due within one year classified as current liabilities		(8,806,051)	(9,236,674)	(8,255,695)
Loans due after one year classified as long-term portion		12,896,622	12,819,821	12,896,622

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank loans of approximately RMB13,710 million as at 31 December 2004 (2003: RMB14,252 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 16);

(b) the pledges of certain of the Group's and the Company's bank deposits amounting to RMB64 million as at 31 December 2004 (2003: RMB1,177 million) (note 26);

(c) guarantees by certain commercial banks amounting to RMB8,294 million (2003: RMB10,934 million); and

(d) guarantees by Air China International Corporation and CNAC (PRC) of Nil (2003: RMB396 million) and Nil (2003: RMB380 million), respectively.

As at 31 December 2004, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB5,943 million (2003: RMB7,244 million) to one of these commercial banks as mentioned in note 34 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million (2003: RMB3,198 million) and RMB761 million (2003: RMB907 million) (note 46), respectively.

35. LONG-TERM PAYABLES

Long-term payables mainly represent custom duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The custom duties and value-added tax are payable upon repayment of the corresponding finance lease instalments. Set out below are details of the custom duties and value-added tax payable further analysed into non-current and current portions:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Custom duties and value-added tax payable	539,121	975,712	539,121
Others	8,992	—	258
	548,113	975,712	539,379
Less: Portion classified as current liabilities *(note 31)*	(101,802)	(174,363)	(101,802)
Long-term portion	446,311	801,349	437,577

36. DEFERRED INCOME

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 "*Accounting for Government Grants and Disclosure of Government Assistance*", the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group 2004	Group 2003	Company 2004
	RMB'000	*RMB'000*	*RMB'000*
Deferred income:			
At beginning of year	1,157,880	1,157,880	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	1,462,667
Addition during the year	304,787	—	—
At end of year	1,462,667	1,157,880	1,462,667
Accumulated income recognised as other operating revenues:			
At beginning of year	212,278	154,384	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	263,636
Credit during the year *(note 5)*	70,593	57,894	19,235
At end of year	282,871	212,278	282,871
Net amount	1,179,796	945,602	1,179,796
Less: Portion classified as current liabilities *(note 31)*	(76,943)	(57,894)	(76,943)
Long-term portion	1,102,853	887,708	1,102,853

37. SHARE CAPITAL

	Number of shares 2004	Nominal value 2004
		RMB'000
Company and Group		
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	4,855,945,675	4,855,946
— Non-H Foreign Shares of RMB1.00 each	1,388,992,507	1,388,992
— H shares of RMB1.00 each	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 was as follows:

	Number of shares 2004	Nominal value 2004
		RMB'000
Restructuring *(note 37 (a))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37 (b))*	(198,331,240)	(198,331)
Non-H Foreign Shares converted into H shares *(note 37 (b))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37 (c))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

The Company was incorporated on 30 September 2004 with an initial registered share capital of RMB6,500,000,000, divided into 6,500,000,000 shares with par value of RMB1.00 each. 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued to CNAHC and CNACG, respectively, all of which were credited as fully paid, in consideration for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company pursuant to the Restructuring referred to in note 1 to these financial statements.

Notes:

(a) As part of the Restructuring in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, CNAHC and through its wholly-owned subsidiaries, transferred the Relevant Businesses and interests in the Relevant Companies to the Company (note 1). In consideration of the above, the Company issued 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively.

(b) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from State legal person shares and 56,730,578 shares converted from non-H Foreign Shares, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 State legal person shares and 56,730,578 non-H Foreign Shares aggregating approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H Foreign Shares, were remitted to the Social Security Fund.

(c) As referred to in note 37 (b) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from State legal person shares and 56,730,578 H shares converted from non-H Foreign Shares which were remitted to the Social Security Fund as referred to in note 37 (b) above and share issuing expenses of approximately RMB536 million (before deducting share issuing expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (b) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

38. RESERVES

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2004 are presented in the consolidated statement of changes in equity on page 47 of these financial statements.

Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
Upon incorporation of the Company *(note 38 (a))*	(627,464)	—	34,813	(592,651)
Profit for the period from 1 October 2004 to 31 December 2004	—	—	1,229,603	1,229,603
Distributions *(note 38 (b))*	—	—	(377,550)	(377,550)
Transfer to statutory reserve funds *(note 14)*	—	51,908	(51,908)	—
Issue of new shares upon listing *(note 37 (c))*	5,536,678	—	—	5,536,678
Share issuing expenses *(note 37 (c))*	(486,457)	—	—	(486,457)
At 31 December 2004	4,422,757	51,908	834,958	5,309,623

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as if the Group had been in existence throughout the period and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company at 1 January 2003. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (a) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained profits. Accordingly, the aggregate of the capital reserve and retained profits amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained profits of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 14 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 14 to these financial statements.

39. LONG-TERM COMPENSATION PLAN

The Company has adopted a long-term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As of each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As of 31 December 2004, no SARs had been issued under the Plan.

40. DISTRIBUTABLE RESERVES

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB7,703.5 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB51.9 million standing to the credit of the Company's statutory reserve funds, as determined in accordance with the PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB207.6 million, as determined in accordance with the PRC GAAP and being the lesser amount of the retained profits determined in accordance with the PRC GAAP and IFRS, available for distribution as dividend.

41. CONTINGENT LIABILITIES

Pursuant to the Restructuring, the following legal matters and litigation set out in items (a) to (c) below were transferred to or assumed by the Company upon its incorporation. As of 31 December 2004, the Group had the following contingent liabilities:

(a) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2004, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(c) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) (the "Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, was claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on 3 May 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an

appeal. The date of hearing for the appeal has been fixed on 28 July 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the Directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(d) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Joint ventures	—	18,750	—
Associates	214,002	380,521	26,021
Related party	—	7,500	—
Third parties	—	149,170	—
	214,002	555,941	26,021

(e) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans of RMB4,737 million (2003: RMB5,413 million) as disclosed in note 46 to these financial statements, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Related parties	37,608	40,537
Third parties	160,778	20,722
	198,386	61,259

42. COMMITMENTS

(a) Capital commitments

The Group had the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Contracted, but not provided for:			
Aircraft and flight equipment	12,738,066	8,315,908	11,260,840
Buildings	544,855	348,400	211,607
Others	8,426	40,082	8,426
	13,291,347	8,704,390	11,480,873
Authorised, but not contracted for:			
Buildings	2,528,544	2,762,531	2,528,544
Others	—	200,062	—
	2,528,544	2,962,593	2,528,544
Total capital commitments	15,819,891	11,666,983	14,009,417

(b) Investment commitment

As at 31 December 2004, the Company committed to make a capital contribution of approximately RMB422 million (US$51 million) (2003: Nil) to its joint venture.

(c) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group and the Company had the following future minimum lease payments under non-cancellable operating leases:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Within one year	1,140,228	908,204	748,202
In the second to fifth years, inclusive	3,215,879	2,626,283	2,111,282
Over five years	1,000,319	1,317,788	566,585
	5,356,426	4,852,275	3,426,069

43. FINANCIAL INSTRUMENTS

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

44. CONCENTRATION OF RISK

(a) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(c) Liquidity risk

The Group's net current liabilities amounted to approximately RMB6,860 million as at 31 December 2004 (2003: RMB12,384 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,151 million for the year ended 31 December 2004 (2003: RMB5,425 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB4,974 million (2003: RMB4,360 million). The Group also recorded a net cash inflow from financing activities of approximately RMB5,620 million for the year ended 31 December 2004 and a net cash outflow from financing activities of approximately RMB2,207 million for the year ended 31 December 2003. The Group has recorded an increase in cash and cash equivalents of approximately RMB6,824 million for the year ended 31 December 2004 but a decrease in cash and cash equivalents of approximately RMB1,057 million for the year ended 31 December 2003.

With regards to 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditures. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million as at 31 December 2004, of which an amount of approximately RMB40,183 million was utilised.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2005. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2005. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2005. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(d) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group and Company		Group	
	2004	**2004**	**2003**	**2003**
	Assets	**Liabilities**	**Assets**	**Liabilities**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Swaps and collars expiring:				
Within 6 months	—	—	8,000	(2,400)
Over 6 months to 21 months	—	—	26,000	(3,600)
	—	—	34,000	(6,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

(e) **Foreign currency risk**

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over 2004 which is the major reason for the significant exchange difference recognised by the Group for 2004.

(f) **Interest rate risk**

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(g) **Credit risk**

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB531 million as at 31 December 2004 (2003: RMB342 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

45. CONSOLIDATED CASH FLOW STATEMENT

(a) Analysis of balances of cash and cash equivalents is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Cash and cash equivalents for balance sheet *(note 26)*	9,734,074	2,620,221
Less: Non-pledged time deposits with original maturity of more than three months when acquired	(320,850)	(30,826)
Cash and cash equivalents for consolidated cash flow statement	9,413,224	2,589,395

(b) Establishment of a joint venture

The establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004
	RMB'000
Cash and bank balances	561,509
Trade receivables	16,844
Other receivables	2,778
Property, plant and equipment *(note 16)*	565,840
Inventories	352
Trade payables	(40,018)
Other payables and accruals	(357,517)
Air traffic liabilities	(2,010)
Net assets attributable to the joint venture partners	747,778
Dilution gain on investment *(note 9)*	330,222
Cash contribution from the joint venture partners	1,078,000
Less: Cash attributable to the joint venture partners	(561,509)
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	516,491

(c) Major non-cash transactions

(i) During the year, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 (note 36). This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

46. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made at prices and terms mutually agreed between the parties.

In addition to the Restructuring, further details of which are set out in note 1 to these financial statements, and transactions and balances detailed elsewhere in these financial statements, the Group had the following significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2004	2003
	RMB'000	*RMB'000*
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	17,227	23,477
Associates	2,154	1,363
	19,381	24,840
Sale of cargo space		
CNAHC Group	213,836	282,895
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	1,912	9,983
Aircraft engineering income		
Associates	9,876	14,511
Ground services income		
Joint ventures	942	—
Associates	19,849	15,281
	20,791	15,281
Bellyhold income		
Joint ventures	1,384,457	—
Others		
CNAHC Group	5,734	1,100
Joint ventures	14,424	100
Associates	11,484	622
	31,642	1,822
C. Included in finance costs		
Interest income		
Associates	3,409	8,736
Interest expense		
Associates	21,843	21,268

	Group 2004 RMB'000	Group 2003 RMB'000
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	97,183	76,802
Associates	210,103	165,551
	307,286	242,353
Air catering charges		
CNAHC Group	43,241	42,401
Joint ventures	85,874	58,913
Associates	5,123	—
	134,238	101,314
Repair and maintenance costs		
Joint ventures	472,378	324,470
Associates	107,508	45,095
	579,886	369,565
Sale commission expenses		
CNAHC Group	25,913	16,357
Management fees		
CNAHC Group	44,080	36,493
Others		
CNAHC Group	71,729	47,846
Associates	9,050	—
	80,779	47,846

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
E. Deposits, loans and bills payable			
Deposits placed with an associate	566,985	1,457,103	519,655
Loans from an associate	481,132	297,484	364,400
Bills payable to an associate	—	692,372	—

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with CNAC (PRC) pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2004.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loan arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
CNAHC:		
Finance leases *(note 33)*	921,000	5,355,000
Operating leases	—	3,891,000
Bank loans *(note 34)*	1,455,000	3,198,000
	2,376,000	12,444,000
CNAF:		
Finance leases *(note 33)*	3,976,000	4,506,000
Bank loans *(note 34)*	761,000	907,000
	4,737,000*	5,413,000
	7,113,000	17,857,000

* Subsequent to 31 December 2004, these counter-guarantees provided by CNAF amounting to RMB4,737 million in favour of the banks have been fully released.

Certain of the Group's bank loans from the PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in note 34 to these financial statements.

(c) In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision of financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited.

(d) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability ("CNACG Agreement"); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK ("HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

(e) All pension payments relating to the Supplementary Pension Benefits of approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) were borne by CNAHC (note 11).

The Directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

47. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 11 January 2005, upon the exercise of the over-allotment option, the Company issued to the public by way of placement of 420,852,000 H Shares, consisting of 382,592,727 new shares and 29,749,686 State legal person shares and 8,509,587 non-H Foreign Shares, with a par value of RMB1.00 each at HK2.98 (equivalent to approximately RMB3.17072) per share. After deducting net proceeds of approximately RMB117 million received from the sale of these State legal person shares and non-H Foreign Shares, the amount of which should be remitted to the Social Security Fund, and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund as mentioned above), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million. The above H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

(b) On 26 January 2005, the Company and AIE entered into an agreement with Airbus S.A.S. ("Airbus"), pursuant to which the Company has agreed to purchase 20 A330-200 aircraft (the "Airbus Aircraft") from Airbus for an aggregate consideration of approximately US$2.86 billion (equivalent to approximately RMB23.68 billion). The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are scheduled to be delivered in stages to the Company from mid-2006 to end of 2008. Pursuant to the relevant Chinese regulations, the acquisition of Airbus Aircraft is conditional upon the PRC government's approval. As of the date of approval of these financial statements, the said government approval has not been obtained by the Company.

(c) On 28 January 2005, the Company, other contracting Chinese airlines, China Aviation Supplies Import and Export Group Corporation ("CASGC") and Boeing Company entered into an agreement (the "Framework Agreement"), pursuant to which CASGC agreed to purchase (as an agent of the Company and other contracting Chinese airlines) 60 Boeing 7E7 aircraft. The aggregate catalog price of the aircraft is approximately US$7.3 billion (equivalent to approximately RMB60.42 billion). Pursuant to the Framework Agreement, the Company expects to enter into a specific purchase agreement with CASGC and Boeing Company in respect of the purchase of 15 Boeing 7E7 aircraft (the "Boeing Aircraft"). The aggregate consideration for the acquisition of the Boeing Aircraft is expected to be lower than the catalog price. The delivery of the Boeing Aircraft is expected to take place in stages from mid-2008. The specific purchase agreement has not been finalised as at the date of approval of these financial statements.

48. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 12 April 2005.

III. INDEBTEDNESS

The table below sets forth our total outstanding indebtedness as at 30 June 2005.

	Notes	As at 30 June 2005 Repayable Within One Year RMB (in millions)	Repayable After One Year RMB (in millions)	Total RMB (in millions)
Bank and other loans	(1)	9,220	11,441	20,661
Finance lease obligations	(2)	2,048	9,180	11,228
Bills payable		818	—	818
Total		12,086	20,621	32,707

	As at 30 June 2005 Total Indebtedness RMB (in millions)
Indebtedness denominated in U.S. dollars (US$2,321 million)	19,210
Indebtedness denominated in Japanese yen (Japanese yen 47,834 million)	3,595
Indebtedness denominated in HK dollars (HK$245 million)	260
Indebtedness denominated in Renminbi	9,642
Total	32,707

Notes:

(1) The Group's bank and other loans of approximately RMB12,469 million were secured by mortgages over certain of the Group's assets (consisting of aircraft and bank deposits) in the amount of approximately RMB16,241 million as at 30 June 2005. Certain commercial banks have provided guarantees in the amount of approximately RMB7,626 million to which certain major PRC state-owned banks have provided counter-guarantees in the amount of RMB5,486 million.

(2) The Group's finance lease obligations of approximately RMB11,228 million were secured by certain of the Group's aircraft in the amount of approximately RMB10,923 million as at 30 June 2005. Certain commercial banks have provided guarantees in the amount of approximately RMB13,596 million to which certain major PRC state-owned banks have provided counter-guarantees of RMB2,858 million.

As at 30 June 2005, certain of the Group's bank deposits in the amount of approximately RMB82 million were pledged against the Group's operating leases and financial derivatives.

Contingent liabilities

Pursuant to the restructuring of China National Aviation Holding Company ("CNAHC") for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange (the "Restructuring"), the legal matter and litigation set out in items (i) and (ii) below were transferred to or assumed by the Company upon its incorporation. As at 30 June 2005, the Group had the following contingent liabilities:

(i) Pursuant to the agreement for the Restructuring (the "Restructuring Agreement") entered into by the Company with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(ii) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities among 166 passengers and crew members aboard the Boeing 767 aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of this circular. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 30 June 2005, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(iii) The Company is one of the defendants in a lawsuit pending in the San Francisco Superior Court filed by Environmental World Watch Inc. ("EWW"). The complaint alleges that the Company and certain other commercial airlines operating in California have violated the California Safe Drinking Water and Toxic Enforcement Act (Health and Safety Code Section 25249.5). EWW alleges that the Company and these other airlines caused environmental exposure and occupational exposure from aircraft emissions without providing warnings required by the statue. Up to the date of this circular, the Company has not been served with the complaint by EWW and, therefore, has not been required to appear in the court to defend against the allegation. The status of the proceedings is still preliminary and, therefore, the directors are of the view that it is not possible to estimate the eventual outcome of the claim with reasonable certainty at this stage. The directors are of the opinion that, based on advice from the Company's lawyers in the United States, even if the Company is served with the complaint and is therefore required to appear in the court, it would appear to have valid defence against this litigation and accordingly, the directors consider that no provision for this complaint is needed.

(iv) The Group has issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at 30 June 2005 *RMB* *(in millions)*
Joint venture	115
Associates	179
Total	294

Except as disclosed above, as at 30 June 2005, the Group did not have any outstanding mortgages, charges, pledges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits, any guarantees or other material contingent liabilities.

Except for as disclosed above, the directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since 30 June 2005.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2004 (the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to, to any member of the Group.

None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, Supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, Supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) substantial interests in the Company

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	—	—	—
CNAHC(1)	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	—	100%	—	—
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	—	100%	—	—
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	—	—	29.24%	—
Swire Pacific Limited(2)	Attributable interests	943,321,091 H shares	10.00%	—	—	29.24%	—
John Swire & Sons (H.K.) Limited(2)	Attributable interests	943,321,091 H shares	10.00%	—	—	29.24%	—
John Swire & Sons Limited(2)	Attributable interests	943,321,091 H shares	10.00%	—	—	29.24%	—
Wellington Management Company, LLP(3)	Investment manager	153,112,100 H shares	1.62%	—	—	4.75%	—
Temasek Holdings (Private) Limited(4)	Attributable interests	400,450,000 H shares	4.25%	—	—	12.41%	—

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited, John Swire & Son's (H.K.) Limited's 51.91% interest in Swire Pacific Limited, John Swire & Sons Limited's 52.86% interest in Swire Pacific Limited and Swire Pacific Limited's 46.48% interest in

Cathy Pacific, each of John Swire & Son Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathy Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, the Company believes the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company , out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(b) substantial interests in CNAC

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC(1)	Attributable interest	2,264,628,000	68.36
The Company(2)	Beneficial owner	2,264,628,000	68.36
Best Strikes Limited	Beneficial owner	187,656,000	5.66
On Ling Investments Limited(3)	Attributable interest	322,856,000	9.75
Novel Investments Holdings Limited(3)	Attributable interest	322,856,000	9.75
Novel Enterprises (BVI) Limited(3)	Attributable interest	322,856,000	9.75
Novel Credit Limited(3)	Attributable interest	322,856,000	9.75
Novel Holdings (BVI) Limited(3)	Attributable interest	322,856,000	9.75
Westleigh Limited(3)	Attributable interest	322,856,000	9.75

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly its interests in CNAC duplicate with those interest of the Company.

2. CNAGC, the Company's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(c) **substantial interests in other members of the Group**

Member of the Group	Name	Approximate % of share capital
Air Macau	CNAC	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	14%
Air Macau	Servico, Administracao e Participacoes, Lda.	20%
Ameco	Deutsche Lufthansa AG	40%
Air China Cargo	Capital Airport Holding Company	24%
Air China Cargo	CITIC Pacific Limited	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or otherwise was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. MATERIAL CONTRACTS

The Group has entered into the following material contracts within the two years immediately preceding the date of this circular (Capitalised terms used in this section has the same meaning as those defined in the Company's prospectus dated 3 December 2004):

(a) the Restructuring Agreement dated 20 November 2004 entered into between the Company, CNAHC and CNACG regarding the Restructuring referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(b) the Non-competition Agreement dated 20 November 2004 entered into between the Company and CNAHC regarding the arrangement of non-competition as referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(c) the Trademark Licence Agreement dated 1 November 2004 entered into between the Company and CNAHC regarding the licensing of the trademark bearing "Air China" logo and other trademarks referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(d) the Comprehensive Services Agreement dated 1 November 2004 entered into between the Company and CNAHC regarding the general principle for the mutual provision of certain ancillary services to each other referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(e) the Financial Services Agreement dated 1 November 2004 entered into between the Company and CNAF regarding the general principle for the provision of a range of financial services to the Company by CNAF referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004. (As at 30 September 2004, there were 3 loans denominated in RMB in the total outstanding principal amount of RMB210,000,000 and 2 loans denominated in USD in the total outstanding principal amount of USD19,550,000 which have been granted by CNAF to the Company and which are outstanding, details of which are set out below:

Outstanding principal amount	Annual interest rate	Term
RMB100,000,000	4.536%	30 August 2004 to 28 February 2005
RMB60,000,000	4.536%	30 August 2004 to 28 February 2005
RMB50,000,000	4.536%	17 August 2004 to 16 February 2005
US$10,600,000	LIBOR+0.75%	12 July 2004 to 7 January 2005
US$8,950,000	6 month LIBOR+0.4%	15 May 2002 to 14 May 2009

All of the above loans are unsecured except for the USD8,950,000 loan which has been obtained by the Company to finance the terminal payment under the finance lease of a Boeing aircraft and security over the aircraft was given to CNAF pursuant to the loan agreement.)

(f) the Sale and Purchase Agreement dated 21 April 2004 and supplemented on 26 April 2004 and 12 November 2004, respectively, between Fly Top Limited, a wholly owned subsidiary of CNAC and Air China International Corporation regarding CNAC's acquisition through Fly Top Limited of 60% equity interest in Beijing Air Catering Co., Ltd. ("BACL"), a company incorporated in the PRC, pursuant to which, among other things, (i) the total consideration payable by Fly Top Limited is RMB294 million; (ii) Air China International Corporation undertakes to complete the formal procedures for obtaining the land use rights with respect to the authorised operation of the land currently used by BACL for its production facilities within 6 months of the date of the Sale and Purchase Agreement and to lease such land to BACL for a term of up to 30 April 2023 at a rent to be calculated on the basis of the original cost for obtaining such land use rights once the land use rights certificate is obtained; (iii) Air China International Corporation gave certain representations and warranties including that it is the legal owner of the 60% equity interest in BACL and the subject matter of the transfer is not subject to any mortgage, options, pre-emptive rights or other third party interests and agreed to indemnify Fly Top Limited against any losses arising from breach of such representations and warranties; and (iv) the Sale and Purchase Agreement shall be effective when approved by the Ministry of Commerce.

(g) the Sale and Purchase Agreement dated 21 April 2004 and supplemented on 26 April 2004 and 12 November 2004, respectively, between Fly Top Limited and Air China International Corporation regarding CNAC's acquisition through Fly Top Limited of 60% equity interest in Southwest Air Catering Company Limited ("SWACL"), a company incorporated in the PRC, pursuant to which, among other things, (i) the total consideration payable by Fly Top Limited is RMB67 million; (ii) Air China International Corporation agrees to complete the formal procedures for transferring the land use rights of certain land and the building ownership rights of certain production facilities, which had been

agreed to be injected by Air China International Corporation into SWACL as part of its initial capital contribution when SWACL was established, from itself to SWACL within six months of the date of the Sale and Purchase Agreement; (iii) Air China International Corporation gave certain representations and warranties including that it is the legal owner of the 60% equity interest in SWACL and the subject matter of the transfer is not subject to any mortgage, options, pre-emptive rights or other third party interests and agreed to indemnify Fly Top Limited against any losses arising from breach of such representations and warranties; and (iv) the Sale and Purchase Agreement shall be effective when approved by the Ministry of Commerce.

(h) the Sale and Purchase Agreement dated 19 August 2004 between Fly Top Limited and CNACG, regarding CNAC's acquisition, through Fly Top Limited, of approximately 16% of the issued share capital of LSG Lufthansa Service Hong Kong Limited ("LSGLS"), a company incorporated in Hong Kong and principally engaged in the provision of inflight catering services and laundry services. The consideration for the acquisition is HK$89 million. Fly Top Limited shall not be obliged to complete this agreement unless the sale and purchase of the equity interest in each of (i) Beijing Air Catering Co., Ltd. as referred to in paragraph (f) above and (ii) Southwest Air Catering Limited as referred to in paragraph (g) above are completed simultaneously. Upon completion of the agreement, Fly Top Limited would execute a deed of adherence and supplement (the "Deed of Adherence and Supplement") with LSG Catering Hong Kong Limited, Dragonair, Hong Kong International Air Catering Limited and LSGLS pursuant to which Fly Top Limited became bound by the terms of a shareholders' agreement governing the relationship between the shareholders of LSGLS and affairs of their dealing with LSGLS. The agreement is governed by Hong Kong law.

(i) the Sale and Purchase Agreement dated 19 August 2004 between Fly Top Limited and Hong Kong International Air Catering Limited, a company incorporated in Hong Kong, regarding CNAC's acquisition through Fly Top Limited of approximately 4.2% of the issued share capital of LSGLS; the consideration for the acquisition is HK$24.5 million. Fly Top Limited shall not be obliged to complete this agreement unless the sale and purchase of the equity interest in each of (i) Beijing Air Catering Co., Ltd. as referred to in paragraph (f) above, (ii) SWACL as referred to in paragraph (g) above and (iii) LSGLS as referred to in paragraph (h) above have completed or are completed simultaneously. Upon completion of the agreement, Fly Top Limited would execute the Deed of Adherence and Supplement referred to in paragraph (h) above. The agreement is governed by Hong Kong law;

(j) the 2004 Amendment to the Joint Venture Contract for Ameco between the Company and Lufthansa dated 19 July 2004, which provides, among other things, that (1) the term of Ameco shall be extended for further 25 years since the date of the issuance of the new business license; (2) the registered capital shall be increased by US$100 million (the instalment subscription schedule is set out in paragraph 2B of this Appendix; (3) the Company undertakes, upon Ameco's actual need of financing, to arrange total loan facility of approximately RMB282.7 million and Lufthansa undertakes, upon Ameco's actual need of financing, to arrange total loan facility of approximately US$69.3 million and; (4) restrictions shall apply on transfer of registered capital and profit allocation (set out in paragraph 2A of "Appendix IX — Statutory and General Information" of the Company's prospectus);

(k) the Assignment Agreement between us and CNAHC on October 8, 2004 regarding the equity interests in Shandong Aviation Group and Shandong Airlines referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004. Pursuant to this agreement:

(i) CNAHC agreed to transfer all of its rights and obligations under two transfer agreements according to which CNAHC agreed to acquire a 48.0% equity interest in Shandong Aviation Group and a 22.8% equity interest in Shandong Airlines;

(ii) Since CNAHC has already paid part of the equity transfer amount and relevant fees under the two transfer agreements, we have agreed to pay the same amount to CNAHC. The Company also agreed to pay the outstanding amount under the two transfer agreements to Shandong Aviation Group and Shandong Airlines. As at the latest Practicable Date, the total amount the Company owed to CNAHC was RMB95.6 million; the total amount the Company owed to Shandong Aviation Group and Shandong Airlines under the two transfer agreements was RMB465.2 million;

(iii) the Company agreed to reimburse CNAHC for all the amounts and expenses that have been incurred and paid by CNAHC under the above two transfer agreements within seven (7) days of the effectiveness of the Assignment Agreement;

(iv) CNAHC has given certain representations and warranties including that it has all the rights, power and authorisation to make such transfer and that such transfer will not result in the breach of any other agreements or documents that have been entered into by CNAHC;

(v) CNAHC and the Company agreed to indemnify each other against all the damage and expenses arising from any breach of representations and warranties given by CNAHC or the Company, as the case may be; and

(vi) the Assignment Agreement shall be effective after it is signed by both parties and approved by the relevant government authorities.

(l) the Hong Kong Underwriting Agreement dated December 2, 2004 entered into among the Company, CNAHC, the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters and HSBC Nominees (Hong Kong) Limited pursuant to which it is agreed, inter alia:

(i) the Company agreed, subject to certain conditions, to issue and allot, at the Offer Price, the Offer Shares to be issued in connection with the Hong Kong Public Offering;

(ii) the Hong Kong Underwriters agreed, subject to certain conditions, to procure subscribers (or subscribe themselves) for the Offer Shares;

(iii) the Hong Kong Underwriters will be paid on admission to listing on the Hong Kong Stock Exchange a commission of 2.5% of the Offer Price multiplied by the number of Offer Shares allotted pursuant to the Hong Kong Public Offering;

(iv) the obligations of the Hong Kong Underwriters to procure subscribers for, or failing which, themselves to subscribe for, Offer Shares are subject to certain conditions. These conditions include, amongst others, delivery of certain condition precedent documents and registering various documents with Registrar of Companies. In addition, the Hong Kong Underwriters have the right to terminate the Hong Kong Underwriting Agreement in certain circumstances prior to admission;

(v) the Company agreed to pay certain costs, charges, fees and expenses of the Hong Kong Public Offering;

(vi) each of the Company and CNAHC gave certain representations, warranties and other undertakings, subject to certain limits, to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters;

(vii) the Company gave certain indemnities, subject to certain limits, to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters.

(m) a Sponsor's Agreement dated December 3, 2004 between the Company and the London Sponsor pursuant to which the Company appoints the London Sponsor as the sponsor in connection with the London Listing in consideration for the Company agreeing to pay to Merrill Lynch Far East Limited as a Hong Kong Underwriter a commission under the Hong Kong Underwriting Agreement (See Paragraph (m) above) and all costs and expenses incurred in connection with the London Listing, provided that the London Sponsor will not commit or purport to commit the Company to pay any such amounts, save as agreed beforehand between the Company and the London Sponsor. The Company undertakes, among other things, to (i) procure that certain documents in connection with the London Listing are published, (ii) deliver the Prospectus to the UK Registrar of Companies and (iii) not make announcements regarding the London Listing without notifying the London Sponsor. The Sponsor's Agreement provides that the London Sponsor may terminate the Sponsor's Agreement if, among other things, (i) it comes to the attention of the London Sponsor that any statement in the Prospectus is untrue and (ii) the Company has not complied with the Sponsor's Agreement in any respect which is material in the context of the London Listing.

(n) a Paying Agency Appointment Letter dated December 3, 2004 between the Company and Computershare Investor Services Plc ("Computershare") pursuant to which the Company appoints Computershare as paying agent in connection with the London Listing and in consideration for the Company agreeing to pay an initial fee of £4,000 and a minimum annual fee of £5,000, Computershare shall, among other things, (i) calculate the amount of any dividend payable to each UK shareholder and (ii) dispatch all payments, as instructed by the Company. The Paying Agency Agreement also provides that the Company shall, in certain circumstances, indemnify Computershare against, among other things, all actions, proceedings, liability and claims in to acting in accordance with the Company's instructions.

(o) the strategic placing agreement dated November 20, 2004 between the Strategic Investor, the Joint Global Coordinators and our Company, pursuant to which the Strategic Investor has agreed to, among other things, subscribe at the Offer Price for such number of Offer Shares that would constitute, in aggregate, 10.0% of our total issued share capital immediately following the completion of the Global Offering referred to in the section headed "Strategic Investor" of the Company's prospectus dated 3 December 2004.

(p) the Short-term Commercial Paper Underwriting Agreement dated 26 April 2005 entered between the Company and Bank of China Limited, pursuant to which Bank of China Limited has agreed to be to form an underwriting syndicate and be the lead underwriter for the RMB2 billion short term commercial paper issued by the Company for a lump sum consulting fee of RMB3 million and a lead underwriting fee of 0.12% of the value of the commercial paper issued by the Company;

(q) the A330-200 Purchase Agreement dated 26 January 2005 entered into between the Company. AIE and Airbus S.A.S. in relation to the purchase of 20 A330–200 aircraft, the details of the agreement are set out in Company's circular dated 4 March 2005; and

(r) the Boeing Aircraft Purchase Agreement dated 8 August 2005 entered into between the Company, AIE and Boeing Company in relation to the purchase of 15 Boeing 787 aircraft, the details of the agreement are set out in the section headed "Letter from the Board — The Boeing Aircraft Purchase Agreement" of this circular.

Except as disclosed above, no other material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

5. LITIGATION

As at the Latest Practical Date, the litigation or claims of material importance pending or threatened against a member of the Group are as disclosed in paragraph (b) of the section headed "Contingent Liabilities" in "Appendix I–II. Consolidated Financial Statements for the year ended 31 December 2004" and in paragraphs (ii) and (iii) of the section headed "Contingent liabilities" in "Appendix I–III. Indebtedness" to this circular. In respect of the civil litigation as disclosed in paragraph (c) of the section headed "Contingent Liabilities" in "Appendix I–II. Consolidated Financial Statements for the year ended 31 December 2004" to this circular, Air China International Corporation, AIE and other parties entered into a settlement agreement with New Link Consultants Limited ("NLC") on 20 July 2005, pursuant to which AIE agreed to pay a settlement amount of US$195,250 to NLC. The settlement amount was fully paid by AIE to NLC on 10 August 2005.

Except as disclosed above, there was no litigation or claims of material importance pending or threatened against any member of the Group.

6. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

7. NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the Group's financial or trading position since 31 December 2004, being the date to which the latest published audited accounts of the Group have been made up.

8. PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 72 of the Articles of Association of the Company, at any general meeting of shareholders of the Company a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or

more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. Further details of the procedure for demanding a poll were set out in Appendix VIII "Summary of Articles of Association" to the Company's prospectus dated 3 December 2004.

9. MISCELLANEOUS

(a) The joint company secretaries of the Company are Zheng Baoan and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is Chan Wai Kwong Joel. Mr. Chan is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9/F, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, China. The head office of the Company is at South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing, China.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 5th Floor, CNAC House 12 Tung Fai Road, Hong Kong International Airport, Hong Kong up to and including 13 September, 2005:

(a) the articles of association of the Company;

(b) major transaction circular dated 4 March 2005 issued by the Company in respect of the purchase of 20 A330-200 aircraft;

(c) the audited financial information of the Group, the text of which is set out in Appendix I to this circular; and

(d) material contracts referred in the section headed "Material Contracts" of this circular.

Attachment 26



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

WHEREAS

The articles of association of Air China Limited (the "Company") provides that a shareholder holding 5% or more of the total shares of the Company entitled to vote at the annual general meeting of the Company shall have the right to propose motion(s) for the annual general meeting ("AGM"); and

China National Aviation Holding Company, which currently directly owns 51.16% of the total issued share capital of the Company, has requested and the Company has agreed that an additional resolution (specified as resolution 9F below) shall be tabled before the forthcoming AGM of the Company for shareholders' approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM of the Company for the year ended 31 December 2004, which will be held as originally scheduled at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, will consider and approve the following resolution as a special resolution in addition to the resolutions set out in the previous notice dated 14 April 2005 of the same meeting:

9F. "**THAT** (i) a short-term commercial paper issuing program of the Company (the "Program"), pursuant to which the Company may issue short-term commercial papers with an aggregate amount capped to RMB5 billion and the first tranche of issue shall be no more than RMB2 billion, be and is hereby approved, confirmed and ratified; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to determine matters in relation to the Program in accordance with the market conditions and the need of the Company, including but without limitation the final amount of issue, term of maturity, offering method and interest rate, and the management of the Company be and is hereby authorized to take all necessary actions for the purpose of executing the Program."

By order of the Board
Air China Limited
Fan Cheng Li Man Kit
Joint Company Secretaries

Beijin[g]

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. A supplemental form of proxy in respect of above special resolution 9F is enclosed to this notice.

2. Please refer to the notice dated 14 April 2005 of the AGM of the Company for details in respect of other resolutions to be passed at the AGM, eligibility of attendance, registration procedures, proxy and other relevant matters.

Attachment 27



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

SUPPLEMENTAL FORM OF PROXY FOR ANNUAL GENERAL MEETING

Number of shares to which this form of proxy relates (Note 1) ______________________________ I/We(Note 2) ______________________________ of ______________________________ being the registered holder(s) of(Note 3) ______________________________ H Shares/non-H Foreign Shares/Domestic Shares (please delete as appropriate) in the share capital of Air China Limited (the "Company") HEREBY APPOINT the Chairman of the meeting or(Note 4) ______________________________ of ______________________________ as my/our proxy:

(a) to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC ("the Meeting") for the purpose of considering and, if thought fit, passing the Resolution 9F as set out in the supplemental notice dated 13 May 2005 of the Meeting; and (b) at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution 9F as hereunder indicated or, if no such indication is given, as my/our voting proxy thinks fit.

SPECIAL RESOLUTION	FOR(Note 5)	AGAINST(Note 5)
9F. THAT (i) a short-term commercial paper issuing program of the Company (the "Program"), pursuant to which the Company may issue short-term commercial papers with an aggregate amount capped to RMB5 billion and the first tranche of issue shall be no more than RMB2 billion, be and is hereby approved, confirmed and ratified; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to determine matters in relation to the Program in accordance with the market conditions and the need of the Company, including but without limitation the final amount of issue, term of maturity, offering method and interest rate, and the management of the Company be and is hereby authorized to take all necessary actions for the purpose of executing the Program.		

Dated this ____________ day of ____________, 2005 Signature(Note 6) ____________

Notes:

1. Please insert the number of shares registered in your name(s) to which this proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s).
2. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
3. Please insert the total number of shares registered in your name(s).
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies of his own choice to attend and vote instead of him. A proxy need not be a member of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. If you appoint more than one proxy, the voting rights may only be exercised by way of poll.
5. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your voting proxy to cast his vote at his discretion. On a show of hands, a member is entitled to one vote. On a poll, a member is entitled to one vote for every fully-paid share held and a member entitled to more than one vote need not use all his votes in the same way. A tick in the relevant box indicates that the votes attached to all the shares stated above as this proxy form relates will be cast accordingly. The total number of shares referred to in the two boxes for the same resolution cannot exceed the number of shares stated above as this proxy form relates. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of an equal number in both boxes, the voting proxy will cast his vote at his discretion.
6. This form of proxy must be signed by you or your attorney duly authorized in writing, or in the case of a corporation, must be either under seal or under the hand of a director or attorney duly authorized. If this form of proxy is signed by your attorney, the power of attorney or other document of authorization must be notarized.
7. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
8. In order to be valid, this form of proxy, together with the notarized copy of the power of attorney or other document of authorization (if any) under which it is signed, for holders of H Shares, must be delivered to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not less than 24 hours prior to the time appointed for holding the Meeting (or any adjournment thereof). For holders of Domestic Shares and non-H Foreign Shares, the above documents must be delivered to the Secretariat of the Board of Directors of the Company within the same period.
9. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.
10. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
11. To attend and represent the shareholder(s) at the Meeting, the proxy so appointed must produce his identification document and any power of attorney duly signed by his appointor(s) or the legal representative(s) of his appointor(s). The power of attorney must state the date of issuance.

Attachment 28



AIR CHIN

中國國際航空

(a joint stock limited company incorporated in t

(Stock C

RECEIVED
2005 MAY 15 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM OF PROXY FOR ANNUAL GENERAL MEETING

Number of shares to which this form of proxy relates (Note 1) ______________________

I/We (Note 2) ______________________, of ______________________ being the registered holder(s) of (Note 3) ______________________ H Shares/non-H Foreign Shares/Domestic Shares (please delete as appropriate) in the share capital of Air China Limited (the "Company") HEREBY APPOINT (Note 4) the Chairman of the meeting and/or (Note 4) ______________________ of ______________________ as my/our proxy/proxies: (a) to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC ("the Meeting") for the purpose of considering and, if thought fit, passing the resolutions ("the Resolutions") as set out in the notice convening the Meeting; and (b) at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as hereunder indicated or, if no such indication is given, as my/our voting proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR (Note 6)	AGAINST (Note 6)
1.	To consider and approve the report of the Board of Directors of the Company for the year 2004.		
2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2004.		
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2004.		
4.	To consider and approve the profit distribution proposal for the year 2004 as recommended by the Board of Directors of the Company.		
5.	To consider and approve the budget of the Company for the year 2005.		
6.	To elect Mr. David Muir Turnbull as a director of the Company.		
7.	To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2005 and to authorise the Board of Directors of the Company to fix their remuneration thereof.		
8.	To consider and approve the "Rules of Procedures for Shareholders' General Meeting" of the Company.		

	SPECIAL RESOLUTIONS	FOR (Note 6)	AGAINST (Note 6)
9A.	To authorise the Board of Directors of the Company to exercise the powers to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and option which might require the exercise of such powers in connection with not exceeding 20% of each of the existing Domestic Shares and H Share in issue at the date of passing this resolution.		
9B.	To authorise the Board of Directors of the Company to increase the registered capital and amend the Articles of Association of the Company to reflect such increase in the registered capital of the Company under above general mandate.		
9C.	To authorise the Board of Directors of the Company to amend the Articles of Association of the Company to reflect changes due to the Company's recent initial public offering.		
9D.	To approve the issuance of Air China Bonds and authorise the Board of Directors of the Company to deal with all related matters.		
9E.	To approve the conversion of the Company into a foreign invested company limited by Shares and authorise the Board of Directors of the Company to deal with or to appoint other person to deal with relevant application procedures.		

Dated this ______________ day of ______________, 2005 Signature (Note 7) ______________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this proxy fonn relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s).
2. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
3. Please insert the total number of shares registered in your name(s).
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies of his own choice to attend and vote instead of him. A proxy need not be a member of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words "the Chairman of the meeting and/or" and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more persons (other than the Chairman of the Meeting) are named as proxies and the words "the Chairman of the meeting...and/or" are not deleted, those words and references shall be deemed to have been deleted.
5. If you appoint more than one proxy, the voting rights may only be exercised by way of poll.
6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your voting proxy to cast his vote at his discretion. On a show of hands, a member is entitled to one vote. On a poll, a member is entitled to one vote for every fully-paid share held and a member entitled to more than one vote need not use all his votes in the same way. A tick in the relevant box indicates that the votes attached to all the shares stated above as held by you will be cast accordingly. The total number of shares referred to in the two boxes for the same resolution cannot exceed the number of Shares stated above as held by you. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of an equal number in both boxes, the voting proxy will cast his vote at his discretion.
7. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under seal or under the hand of a director or attorney duly authorised. If this form of proxy is signed by your attorney, the power of attorney or other document of authorisation must be notarised.
8. In order to be valid, this form of proxy, together with the notarised copy of the power of attorney or other document of authorisation (if any) under which it is signed, for holders of H Shares, must be delivered to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not less than 24 hours prior to the time appointed for holding the Meeting (or any adjournment thereof). For holders of Domestic Shares and non-H Foreign Shares, the above documents must be delivered to the Secretariat of the Board of Directors of the Company within the same period.
9. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.
10. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
11. To attend and represent the shareholder(s) at the Meeting, the proxy so appointed must produce beforehand his identification document and any power of attorney duly signed by his appointor(s) or the legal representative(s) of his appointor(s). The power of attorney must state the date of issuance.

Attachment 29

RECEIVED
2005 MAY 15 P 12:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AIR CHI

中國國際航

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2004 will be held at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC for the following purposes:

1. To consider and approve the report of the Board of Directors of the Company for the year 2004;
2. To consider and approve the report of the Supervisory Committee of the Company for the year 2004;
3. To consider and approve the audited consolidated financial statements of the Company for the year 2004;
4. To consider and approve the profit distribution proposal for the year 2004 as recommended by the Board of Directors of the Company;
5. To consider and approve the budget of the Company for the year 2005;
6. To elect Mr. David Muir Turnbull as a director of the Company;
7. To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2005 and to authorise the Board of Directors of the Company to fix their remuneration thereof;
8. To consider and approve the "Rules of Procedures for Shareholders' General Meeting" of the Company; and
9. To consider and approve the following resolutions as special resolutions:

   9A. "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the Board of Directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Board of Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the amount of additional Domestic Shares and overseas-listed foreign invested Shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company's existing Domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d) for the purpose of special resolution 9A:

"Relevant Period" means the period from the passing of special resolution 9A until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12 months period following the passing of special resolution 9A; and

(iii) the revocation or variation of the authority given to the Board of Directors of the Company under this special resolution by a special resolution of the Company's shareholders in general meetings.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the Board of Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

9B. "**THAT** the Board of Directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of shares authorised under special resolution 9A, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

9C. "**THAT** the following amendments to the existing Articles of Association of the Company be and are hereby approved, and the Board of Directors is hereby authorised to amend appropriately the wordings of the following amendments and to deal with any other relevant matters as required by any PRC authorities and the listing rules of any stock exchanges on which the securities of the Company are listed:

(a) Paragraph 1 of Article 5 of the Articles of Association shall be replaced by the following provision:

"The Company is a foreign invested company limited by shares with perpetual existence."

(b) Article 19 of the Articles of Association shall be replaced by the following provision:

"Subject to the approval by the companies approval department authorized by the State Council, the Company may issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company at the time when the Company was established."

(c) Article 20 of the Articles of Association shall be replaced by the following provision:

"The Company shall issue additional 2,933,210,909 ordinary shares after its incorporation, and the promoters of the Company shall sell 293,321,091 ordinary shares, all of which are overseas-listed Foreign Shares (H Shares).

The share capital structure of the Company after the issue and sale referred to in the previous paragraph shall be as follows: the Company has a total of 9,433,210,909 ordinary shares in issue, of which China National Aviation Holding Company holds 4,826,195,989 Domestic Shares, representing approximately 51.16% of the Company's total share capital; China National Aviation Corporation (Group) Limited holds 1,380,482,920 Foreign Shares, representing approximately 14.64% of the Company's total share capital; holders of overseas-listed Foreign Shares (H Shares) hold 3,226,532,000 shares, representing approximately 34.20% of the Company's total share capital."

(d) Article 23 of the Articles of Association shall be replaced by the following provision:

"The registered capital of the Company is RMB9,433,210,909.00."

9D. "**THAT**

(a) the proposal for the Company's issuance of corporate bonds ("Air China Bonds") be and is hereby approved. The key terms of the Air China Bonds are to be as follows:

(i)	Title of the bonds:	2005 Air China Limited Corporate Bonds
(ii)	Issuer:	Air China Limited
(iii)	Total amount:	RMB3,000,000,000
(iv)	Maturity:	Medium to long term (of at least one year)
(v)	Issue price:	According to the par value of the bonds
(vi)	Coupon rate:	To be decided according to the market conditions at issuance and subject to the approval by the bonds issuance administrative authority of the PRC
(vii)	Registration:	The bonds will be registered under the name of the subscriber and China Government Securities Depository Trust & Clearing Co., Ltd. will act as the general depository of the bonds.
(viii)	Interests and principal repayment:	The interests will be paid annually. The last interest instalment will be paid together with the principal.
(ix)	Subscribers:	Citizens and entities of the PRC (save for those who are prohibited by PRC laws or regulations from purchasing).
(x)	Reason for issuance:	The issuance of the bonds can broaden financing channels, reduce finance costs, and improve debt structure.

(xi) Use of proceeds: Financing acquisition of aircrafts

The actual terms for the issuance of Air China Bonds will be in accordance with the Issuance Prospectus to be finally approved by the bonds issuance administrative authority of the PRC.

(b) in respect of special resolution 9D, the Company be and is hereby authorised to issue the Air China Bonds to citizens and entities of the PRC, save for those who are prohibited by PRC laws or regulations from purchasing, subject to the final approval of the issue of the Air China Bonds by the bonds issuance administrative authority of the PRC; and

(c) the Board of Directors of the Company be and is hereby authorised to deal with all matters in connection with the issuance of Air China Bonds, including but not limited to:

(i) exercising all the powers of the Company to determine the timing and the terms of the issuance of Air China Bonds;

(ii) formulating the Issuance Prospectus for Air China Bonds;

(iii) signing material contracts in connection with the use of proceeds from the issuance of Air China Bonds; and

(iv) dealing with all other matters in connection with the issuance of Air China Bonds."

9E. "**THAT** the conversion of the Company from a joint stock limited company into a foreign invested company limited by shares be and is hereby approved and the Board of Directors of the Company be and is hereby authorised to deal with or to appoint other person to deal with relevant application procedures."

And to consider and approve other matters, if any.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, PRC, 14 April 2005

As at the date of this Notice, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. Profile of the proposed director

Set out below are brief particulars of the proposed director to be elected by the shareholders of the Company:

Mr. David Muir Turnbull, aged 50, is chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has an honours degree in economics.

2. Eligibility to attend the annual general meeting

The register of members of the Company will be closed from 30 April 2005 to 30 May 2005 (both dates inclusive), during which no transfer of Shares of the Company will be effected at the register. Shareholders of the Company whose names appear in the register of members of the Company at the close of business on 29 April 2005 may attend the annual general meeting after completing the registration procedures.

In order to attend the annual general meeting, holders of the Company's H Shares shall lodge all transfers documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H Share registrar, not later than 4:00 p.m. on 29 April 2005.

3. Registration procedures for the annual general meeting

Shareholders who intend to attend the annual general meeting have to deliver the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 10 May 2005.

4. Proxy

i. Any shareholder of the Company entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his behalf. A proxy need not be a shareholder of the Company.

ii. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of Domestic Shares and non-H Foreign Shares, the form of proxy together with the notarised power of attorney or other document of authorisation (if any) must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. For holders of H Shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited within the same period. Return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting if he so wishes.

iii. If more than one proxy is appointed, such proxies shall only be entitled to vote by poll.

iv. Shareholders or their proxies are required to produce their identification documents when attending the annual general meeting.

5. Miscellaneous

i. It is expected that the annual general meeting will last for not more than half a day. All attending shareholders shall arrange for their transportation and accommodation and shall bear all their own expenses in connection with their attendance.

ii. A copy of the "Rules of Procedures for Shareholders' General Meeting" will be dispatched to shareholders of the Company together with the annual report for the year ended 31 December 2004 as soon as practicable.

iii. The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC

Tel: 86-10-6458 0753
Fax: 86-10-6458 5095

Contact Person: Mr. Zhou Wu

iv. The address of the Company's H Share registrar:

Computershare Hong Kong Investor Services Limited
Room 1712–1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 30



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2004 will be held at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC for the following purposes:

1. To consider and approve the report of the Board of Directors of the Company for the year 2004;

2. To consider and approve the report of the Supervisory Committee of the Company for the year 2004;

3. To consider and approve the audited consolidated financial statements of the Company for the year 2004;

4. To consider and approve the profit distribution proposal for the year 2004 as recommended by the Board of Directors of the Company;

5. To consider and approve the budget of the Company for the year 2005;

6. To elect Mr. David Muir Turnbull as a director of the Company;

7. To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2005 and to authorise the Board of Directors of the Company to fix their remuneration thereof;

8. To consider and approve the "Rules of Procedures for Shareholders' General Meeting" of the Company; and

9. To consider and approve the following resolutions as special resolutions:

   9A. "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the Board of Directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company

("Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Board of Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the amount of additional Domestic Shares and overseas-listed foreign invested Shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company's existing Domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d) for the purpose of special resolution 9A:

"Relevant Period" means the period from the passing of special resolution 9A until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12 months period following the passing of special resolution 9A; and

(iii) the revocation or variation of the authority given to the Board of Directors of the Company under this special resolution by a special resolution of the Company's shareholders in general meetings.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the Board of Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

9B. "**THAT** the Board of Directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of shares authorised under special resolution 9A, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to

reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

9C. "**THAT** the following amendments to the existing Articles of Association of the Company be and are hereby approved, and the Board of Directors is hereby authorised to amend appropriately the wordings of the following amendments and to deal with any other relevant matters as required by any PRC authorities and the listing rules of any stock exchanges on which the securities of the Company are listed:

(a) Paragraph 1 of Article 5 of the Articles of Association shall be replaced by the following provision:

"The Company is a foreign invested company limited by shares with perpetual existence."

(b) Article 19 of the Articles of Association shall be replaced by the following provision:

"Subject to the approval by the companies approval department authorized by the State Council, the Company may issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company at the time when the Company was established."

(c) Article 20 of the Articles of Association shall be replaced by the following provision:

"The Company shall issue additional 2,933,210,909 ordinary shares after its incorporation, and the promoters of the Company shall sell 293,321,091 ordinary shares, all of which are overseas-listed Foreign Shares (H Shares).

The share capital structure of the Company after the issue and sale referred to in the previous paragraph shall be as follows: the Company has a total of 9,433,210,909 ordinary shares in issue, of which China National Aviation Holding Company holds 4,826,195,989 Domestic Shares, representing approximately 51.16% of the Company's total share capital; China National Aviation Corporation (Group) Limited holds 1,380,482,920 Foreign Shares, representing approximately 14.64% of the Company's total share capital; holders of overseas-listed Foreign Shares (H Shares) hold 3,226,532,000 shares, representing approximately 34.20% of the Company's total share capital."

(d) Article 23 of the Articles of Association shall be replaced by the following provision:

"The registered capital of the Company is RMB9,433,210,909.00."

9D. "**THAT**

(a) the proposal for the Company's issuance of corporate bonds ("Air China Bonds") be and is hereby approved. The key terms of the Air China Bonds are to be as follows:

(i)	Title of the bonds:	2005 Air China Limited Corporate Bonds
(ii)	Issuer:	Air China Limited
(iii)	Total amount:	RMB3,000,000,000
(iv)	Maturity:	Medium to long term (of at least one year)
(v)	Issue price:	According to the par value of the bonds
(vi)	Coupon rate:	To be decided according to the market conditions at issuance and subject to the approval by the bonds issuance administrative authority of the PRC
(vii)	Registration:	The bonds will be registered under the name of the subscriber and China Government Securities Depository Trust & Clearing Co., Ltd. will act as the general depository of the bonds.
(viii)	Interests and principal repayment:	The interests will be paid annually. The last interest instalment will be paid together with the principal.
(ix)	Subscribers:	Citizens and entities of the PRC (save for those who are prohibited by PRC laws or regulations from purchasing).
(x)	Reason for issuance:	The issuance of the bonds can broaden financing channels, reduce finance costs, and improve debt structure.
(xi)	Use of proceeds:	Financing acquisition of aircrafts

The actual terms for the issuance of Air China Bonds will be in accordance with the Issuance Prospectus to be finally approved by the bonds issuance administrative authority of the PRC.

(b) in respect of special resolution 9D, the Company be and is hereby authorised to issue the Air China Bonds to citizens and entities of the PRC, save for those who are prohibited by PRC laws or regulations from purchasing, subject to the final approval of the issue of the Air China Bonds by the bonds issuance administrative authority of the PRC; and

(c) the Board of Directors of the Company be and is hereby authorised to deal with all matters in connection with the issuance of Air China Bonds, including but not limited to:

(i) exercising all the powers of the Company to determine the timing and the terms of the issuance of Air China Bonds;

(ii) formulating the Issuance Prospectus for Air China Bonds;

(iii) signing material contracts in connection with the use of proceeds from the issuance of Air China Bonds; and

(iv) dealing with all other matters in connection with the issuance of Air China Bonds."

9E. "**THAT** the conversion of the Company from a joint stock limited company into a foreign invested company limited by shares be and is hereby approved and the Board of Directors of the Company be and is hereby authorised to deal with or to appoint other person to deal with relevant application procedures."

And to consider and approve other matters, if any.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, PRC, 14 April 2005

As at the date of this Notice, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. **Profile of the proposed director**

Set out below are brief particulars of the proposed director to be elected by the shareholders of the Company:

Mr. David Muir Turnbull, aged 50, is chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has an honours degree in economics.

2. **Eligibility to attend the annual general meeting**

The register of members of the Company will be closed from 30 April 2005 to 30 May 2005 (both dates inclusive), during which no transfer of Shares of the Company will be effected at the register. Shareholders of the Company whose names appear in the register of members of the Company at the close of business on 29 April 2005 may attend the annual general meeting after completing the registration procedures.

In order to attend the annual general meeting, holders of the Company's H Shares shall lodge all transfers documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H Share registrar, not later than 4:00 p.m. on 29 April 2005.

3. **Registration procedures for the annual general meeting**

Shareholders who intend to attend the annual general meeting have to deliver the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 10 May 2005.

4. **Proxy**

   i. Any shareholder of the Company entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his behalf. A proxy need not be a shareholder of the Company.

ii. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of Domestic Shares and non-H Foreign Shares, the form of proxy together with the notarised power of attorney or other document of authorisation (if any) must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. For holders of H Shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited within the same period. Return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting if he so wishes.

iii. If more than one proxy is appointed, such proxies shall only be entitled to vote by poll.

iv. Shareholders or their proxies are required to produce their identification documents when attending the annual general meeting.

5. Miscellaneous

i. It is expected that the annual general meeting will last for not more than half a day. All attending shareholders shall arrange for their transportation and accommodation and shall bear all their own expenses in connection with their attendance.

ii. A copy of the "Rules of Procedures for Shareholders' General Meeting" will be dispatched to shareholders of the Company together with the annual report for the year ended 31 December 2004 as soon as practicable.

iii. The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC

Tel: 86-10-6458 0753
Fax: 86-10-6458 5095

Contact Person: Mr. Zhou Wu

iv. The address of the Company's H Share registrar:

Computershare Hong Kong Investor Services Limited
Room 1712–1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Attachment 31

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.


RECEIVED
MAY 15 P 12:


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 20 AIRBUS A330-200 AIRCRAFT
MAJOR TRANSACTION

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 3
2. The A330-200 Purchase Agreement 4
3. Financial and Trading Prospects 5
4. Working Capital 6
5. Additional Information 6

Appendix I – Financial Information of the Group 7

Appendix II – General Information 89

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly owned subsidiary of the Company
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the PRC which, as of the Latest Practicable Date, 51% of its registered capital is owned by the Company, 25% of its registered capital is owned by CITIC Pacific and the remaining 24% is owned by Capital Airport Holding Company
"Air Macau"	Air Macau Company Limited (澳門航空股份有限公司), a company with limited liability incorporated under the laws of Macau with 51.0% of its share capital beneficially owned by CNAC (Macau)
"Airbus"	Airbus S.A.S., a company incorporated in Toulouse, France
"Airbus Aircraft"	20 A330-200 aircraft to be purchased by the Company pursuant to the A330-200 Purchase Agreement
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the PRC, 60% interest held by the Company and 40% interest held by Lufthansa
"A330-200 Purchase Agreement"	the aircraft acquisition agreement dated 26 January 2005 pursuant to which the Company has agreed to acquire and Airbus has agreed to sell the Airbus Aircraft
"Board"	the board of directors of the Company
"Cathay Pacific"	Cathay Pacific Airways Limited
"CNAC"	China National Aviation Company Limited (中航興業有限公司), a company with limited liability incorporated under the laws of Hong Kong and listed on the Stock Exchange

"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly owned subsidiary of CNAC
"CNACG"	China National Aviation Corporation (Group) Limited (中國航空(集團)有限公司), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of CNAHC
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital
"the Company"	Air China Limited, a company incorporated the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	8 February 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Lufthansa"	Deutsche Lufthansa AG
"PRC"	The People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the member(s) of the Supervisory Committee of the Company
"Transaction"	the acquisition by the Company of the Airbus Aircraft pursuant to the A330-200 Purchase Agreement


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Directors:
Li Jiaxiang *(Chairman, Non-executive Director)*
Kong Dong *(Vice Chairman, Non-executive Director)*
Wang Shixiang *(Vice Chairman, Non-executive Director)*
Yao Weiting *(Non-executive Director)*
Ma Xulun *(Executive Director, President)*
Cai Jianjiang *(Executive Director, Vice President)*
Fan Cheng *(Executive Director)*
Hu Hung Lick, Henry *(Independent Non-executive Director)*
Wu Zhipan *(Independent Non-executive Director)*
Zhang Ke *(Independent Non-executive Director)*

Registered address:
9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A, Tianzhu Airport Industrial Zone
Shunyi District
Beijing, China

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

4 March 2005

To the Shareholders

Dear Sir or Madam,

PURCHASE OF 20 AIRBUS A330-200 AIRCRAFT MAJOR TRANSACTION

1. INTRODUCTION

On 26 January 2005, the Board announced that on the same date, the Company and AIE entered into the A330-200 Purchase Agreement with Airbus for the purpose of acquiring 20 A330-200 aircraft from Airbus. The Transaction was approved by the Board on the same date. Pursuant to relevant PRC laws and regulations the Transactions is conditional upon PRC government approval, which has not been obtained yet.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE A330-200 PURCHASE AGREEMENT

(1) Date

26 January 2005

(2) Parties to the Transaction

(a) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(b) AIE, as the import agent of the Company; and

(c) Airbus, as the vendor, the principal business activity of which is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, each of Airbus and its beneficial owners is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

20 A330-200 aircraft.

As of 31 December 2004, the Company operated a fleet of 150 aircraft, including 144 passenger aircraft, five freighters and one corporate jet aircraft.

(4) Consideration

According to the information provided by Airbus, the aggregate market price of the Airbus Aircraft, as calculated in accordance with the catalog provided to the Company by Airbus, is US$2.86 billion. However, the aggregate consideration payable by the Company for the acquisition of Airbus Aircraft, which was determined after arm's length negotiation between the parties, is lower than the market price as calculated in accordance with such Airbus catalog.

As the relevant percentage ratio for the Transaction with regard to the consideration test as calculated under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction for the Company and is therefore subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are expected to be delivered in stages to the Company from mid 2006 to end 2008.

(6) Source of funding

The Transaction will be funded through cashflow from the Company's operation and commercial bank loans. No proceeds from the Company's recent global offering will be used to finance the Transaction.

(7) Reasons for the Transaction

The Airbus Aircraft will expand the fleet capacity of the Company and they will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The Airbus Aircraft are expected to replace certain aircraft in the existing fleet of the Company and will enable the Company to provide more comfortable services to the passengers. The Transaction is consistent with the aircraft procurement policy of the Company. More details of the aircraft procurement and disposal policy of the Company were set out in the section headed "Business – Fleet" in the Company's prospectus dated 3 December 2004.

The Directors believe that the terms of the Transaction are fair and reasonable and are in the interest of the shareholders of the Company as a whole.

(8) Implications under the Listing Rules

As the relevant percentage ratio for the Transaction with regard to the consideration test as calculated under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. None of CNAHC or its associates (as defined in the Listing Rules) has any interest in the Transaction other than as a shareholder of the Company (where applicable). Therefore, no shareholder of the Company will be required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.11 of the Listing Rules, and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

3. FINANCIAL AND TRADING PROSPECTS

As disclosed in the prospectus of the Company dated 3 December 2004, since 30 June 2004, the Company's sales have been higher than previous months due to the seasonal nature of the airline business and in line with Directors' expectations. In addition, load factors and yields for this period are both higher than those experienced during the same period of 2003. The Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

4. WORKING CAPITAL

Taking into account the net proceeds to the Company from its recent global offering and the available bank facilities, the Directors are of the opinion that the Group will have sufficient working capital for the next 12 months following the date of this circular.

5. ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the prospectus of the Company dated 3 December 2004 and appendices to this circular.

By Order of the Board
Li Jiaxiang
Chairman

I. SUMMARY OF FINANCIAL STATEMENTS

The following is a summary of the audited combined results of the Group for each of the three years ended December 31, 2001, 2002 and 2003 and the six-month period ended June 30, 2004 (the "Relevant Periods") and the audited combined balance sheets of the Group as at December 31, 2001, 2002, 2003 and June 30, 2004 together with the relevant notes ("Accountants' Report"), as extracted from Appendix I to the Company's prospectus dated December 3, 2004.

1. RESTRUCTURING

As a result of a group restructuring of CNAHC in preparation for the listing of the Company's H Shares on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority, the Company was incorporated on September 30, 2004. Pursuant to the Restructuring, CNAHC, together with its wholly-owned subsidiaries, effected the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company upon its incorporation and 5,054,276,915 Domestic Shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued by the Company to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC) in exchange for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company. In the opinion of the directors, the Company is wholly owned by CNAHC which is the Company's ultimate holding company.

Prior to the Restructuring, CNAHC was indirectly engaged in the Relevant Businesses through its subsidiaries and the Relevant Companies. As a result of the Restructuring, the Group and its associates become the only entities through which CNAHC conducts the respective airline operations, aircraft engineering services, airport ground handling services, air catering services and other airline-related businesses.

The Company was incorporated in Beijing, the PRC, on September 30, 2004 as a joint stock limited company and, pursuant to the Restructuring, the Company became the holding company of the following principal subsidiaries, joint ventures and associates. In addition, except for the interests in Hong Kong Dragon Airlines Limited ("Dragonair"), which were acquired from independent third parties in 1996 and 1997, all of the entities in the Group were owned by CNAHC or companies now comprising the CNAHC group upon their incorporation/establishment:

Company name	Notes	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital (in thousands)	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Subsidiaries								
China National Aviation Company Limited	(1)	Hong Kong February 3, 1997	HK$331,268	70.5	68.7	69	69	Investment holding
Air Macau Company Limited ("Air Macau")	(2)	Macau September 13, 1994	MOP400,000	51	35	35.2	35.2	Airline operator
Air China Group Import and Export Trading Co.	(3)	PRC August 30, 1993	RMB90,000	100	100	100	100	Import and export trading
Zhejiang Air Services Co., Ltd.	(4) **	PRC November 27, 1995	RMB20,000	100	100	100	100	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation	(5)	PRC December 17, 1992	RMB3,000	100	100	100	100	Provision of passenger transportation services
Air China Shantou Industrial Development Company	(6)	PRC January 21, 1993	RMB12,000	51	51	51	51	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company	(7)	PRC September 20, 1987	RMB6,980	100	100	100	100	Provision of travel agency and freight forwarding services

Company name	Notes	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital (in thousands)	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Sichuan Southwest Aviation Information Service Centre	(8) **	PRC December 30, 1995	RMB1,000	100	100	100	100	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre	(9)	PRC January 28, 1996	RMB1,500	100	100	100	100	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company	(10)	PRC August 30, 1985	RMB5,530	100	100	100	100	Provision of travel agency services
Sichuan Southwest Air Equipment and Supplies Centre	(11)	PRC November 1, 1995	RMB1,000	100	100	100	100	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited	(12)	Hong Kong March 20, 2000	HK$500	95	95	95	95	Provision of air ticketing services
Air China Cargo Co., Ltd.	(13)	PRC November 14, 2003	RMB2,200,000	N/A	N/A	51	51	Provision of cargo carriage services
Joint ventures								
Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO")	(14)	PRC August 1, 1989	US$87,530	60	60	60	60	Provision of aircraft overhaul and maintenance services
Beijing Air Catering Co., Ltd. ("BACL")	(15)	PRC November 16, 1987	US$8,000	60	60	60	60	Provision of airline catering services
Southwest Air Catering Company Limited ("SWACL")	(16)	PRC July 29, 1993	RMB20,000	75	75	75	75	Provision of airline catering services

Company name	*Notes*	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital *(in thousands)*	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Associates								
Shenzhen Airlines, Co., Ltd. ("Shenzhen Airlines")	*(17)*	PRC October 11, 1989	RMB300,000	25	25	25	25	Airline operator
Dragonair	*(18)*	Hong Kong May 24, 1985	HK$500,000	30.5	29.7	29.9	29.9	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd.	*(19)*	PRC July 1, 1999	US$21,000	40.3	40.3	40.3	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd.	*(20)*	PRC July 6, 2001	RMB16,474	35.6	35.6	35.6	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd.	*(21)*	PRC June 9, 2003	RMB10,000	N/A	N/A	40	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited	*(22)*	Macau July 12, 2001	MOP100	25	17.2	17.3	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited	*(23)*	Hong Kong November 29, 1988	HK$10	35.3	34.4	34.5	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited ("Menzies")	*(24)*	Macau December 14, 1994	MOP10,000	25.5	23.1	23.2	23.2	Provision of airport ground handling services
CAAC Data Communications Co., Ltd.	*(25)*	PRC June 20, 1996	RMB10,800	23.2	23.2	23.2	23.2	Provision of aviation data communication services

Company name	Notes	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital (in thousands)	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
CAAC Cares Chongqing Co., Ltd.	(26)	PRC May 17, 2000	RMB9,800	24.5	24.5	24.5	24.5	Provision of airline-related information system services
Chengdu CAAC Southwest Cares Co., Ltd.	(27) **	PRC November 29, 1999	RMB2,000	35	35	35	35	Provision of airline-related information system services
Tradeport Hong Kong Limited	(28)	Hong Kong November 20, 2000	HK$1	17.6	17.2	17.3	17.3	Provision of services for developing and operating logistics centre
China National Aviation Finance Co., Ltd. ("CNAF")	(29)	PRC October 27, 1993	RMB325,270	42.5	42.5	42.5	42.5	Provision of financial services

Notes:

(1) This company is publicly listed on the Hong Kong Stock Exchange and its financial year end is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 5th Floor, CNAC House, 12 Tung Fai Road, Hong Kong International Airport, Lantau, Hong Kong.

(2) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by KPMG, Certified Public Accountants. The decrease in effective interest in 2002 is because CNAHC transferred its 51% interest in Air Macau, held by its wholly-owned subsidiary, to CNAC, a non wholly-owned subsidiary, resulting in a deemed dilution of approximately 16%. The company's registered office is located at Avenida da Praia Grande, n°693, Edificio Tai Wah, 12° andar, Macau.

(3) The financial year end of this company is December 31. The audited financial statements for the year ended December 31, 2001 and the two years ended December 31, 2003 were audited by Beijing Zhonglunxin Certified Public Accountants Co., Ltd. and Zhongpeng Accounting Firm Co., Ltd., respectively. The company's registered office is located at Air China Group Import and Export Company Tower, 4 North Road, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(4) The financial year end of this company is December 31. The statutory financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Zhejiang Tianping Certified Public Accountants Co., Ltd. and Zhejiang Zhonghui Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at Jianqiao Airport, Hangzhou, China*.

(5) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Zhongzesheng Certified Public Accountants Co., Ltd. and Beijing TIN WHA CPAs, respectively. The company's registered office is located at Operating Department Tower, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(6) The financial year end of this company is December 31. No audited financial statements were issued for the year ended December 31, 2001. The audited financial statements for the two years ended December 31, 2003 were audited by Shantou Tuodao Certified Public Accountants Co., Ltd.. The company's registered office is located at 12th Floor, Zhongxin Tower, East Jinsha Road, China*.

(7) The financial year end of this company is December 31. The statutory financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Huasong Certified Public Accountants Co., Ltd. and Beijing Xingzhou CPA Co., Ltd., respectively. The company's registered office is located at South Old Cargo Building, Cargo Road, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(8) The financial year end of this company is December 31. The audited financial statements for the three years ended December 31, 2003 were audited by Sichuan Zeca Accountants Firm. The company's registered office is located at Shuangliu International Airport, Chengdu, China*.

(9) The financial year end of this company is December 31. No audited financial statements were issued for the year ended December 31, 2001. The audited financial statements for the two years ended December 31, 2003 were audited by Beijing Fangcheng Certified Public Accountants Co., Limited and Beijing Xingzhou CPA Co., Ltd., respectively. The company's registered office is located at Business Tower, North Pingguoyuan, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(10) The financial year end of this company is December 31. The audited financial statements for the three years ended December 31, 2003 were audited by Zhongpeng Accounting Firm Co., Ltd.. The company's registered office is located at 394 Dongsi North Road, Dongcheng District, Beijing, China*.

(11) The financial year end of this company is December 31. The statutory financial statements for the year ended December 31, 2001 and the two years ended December 31, 2003 were audited by Sichuan Huawen Accounting Office and Sichuan Zeca Accountants Firm, respectively. The company's registered office is located at Shuangliu International Airport, Chengdu, China*.

(12) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Deloitte Touche Tohmatsu, Certified Public Accountants. The company's registered office is located at 2nd Floor, CNAC Group Building, 10 Queen's Road, Central, Hong Kong.

(13) The financial year end of this company is December 31. Since this company was established on November 14, 2003 and commenced its operations in 2004, no statutory financial statements were prepared up to the date of this report. The company's registered office is located at Area A, Tianzhu Konggang Industrial Estate, Shunyi District, Beijing, China*.

(14) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Beijing Jingdu Certified Public Accountants Co., Ltd.. The company's registered office is located at Beijing Capital International Airport, China*.

(15) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Beijing Jingdu Certified Public Accountants Co., Ltd.. The company's registered office is located at Beijing Capital International Airport, China*.

(16) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Sichuan Hongxin Certified Public Accountants Co., Ltd.. The company's registered office is located at Airport Road, Economics & Developing Estate, Southwest Airport, Chengdu, Sichuan Province, China*.

(17) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Shenzhen Pengcheng Certified Public Accountants Co., Ltd.. The company's registered office is located at Office Block, Shenzhen Airlines, Huangtian International Airport, Baoan District, Shenzhen, China*.

(18) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong.

(19) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Sino-Reality Certified Public Accountants. The company's registered office is located at Shuangliu International Airport, Chengdu, China*.

(20) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Sichuan Standard Certified Public Accountants Co., Ltd., Sichuan Anrui Certified Public Accountants Co., Ltd. and Sichuan Jindian Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at No. F-58 Technological & Industrial Park, 11 Gaopeng Road, High Technological Developing District, Chengdu, Sichuan Province, China*.

(21) The financial year end of this company is December 31. The first statutory financial statements for the year ended December 31, 2003 were audited by Yunnan Xinhua Certified Public Accountants Co., Ltd.. The company's registered office is located at 284 Chuncheng Road, Kunming, China*.

(22) No audited financial statements were issued for each of the three years ended December 31, 2003. The company's registered office is located at 2nd Floor, MASC Ogden Headquarters Macau International Airport Pac On, Taipa, Macau.

(23) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 25th Floor, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(24) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Deloitte Touche Tohmatsu, Certified Public Accountants. The company's registered office is located at Menzies Macau Headquarters, Macau International Airport Pac On, Taipa, Macau.

(25) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Gaoshang Certified Public Accountants Co., Ltd. and Beijing Zhongtianheng Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at 155 Dongsi West Road, Dongcheng District, Beijing, China*.

(26) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2003 were audited by Chongqing Diwei Certified Public Accountants Co., Ltd. and Chongqing Zhongrui Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at 8 Yuzhou Road, Shiqiao Pu, Jiulongpo District, Chongqing, China*.

(27) The financial year end of this company is December 31. The audited financial statements for the three years ended December 31, 2003 were audited by Sichuan Huawen Accounting Office. The company's registered office is located at 2nd Floor, Aviation Road, 4th Section, 1 South Renmin Road, Wuhou District, Chengdu, Sichuan Province, China*.

(28) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 30th Floor, Jardine House, One Connaught Place, Hong Kong.

(29) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Xinhua Certified Public Accountants Co., Ltd. and Beijing TIN WHA CPAs, respectively. The company's registered office is located at 6th Floor Jingxin Tower, Jia 2, East 3rd Ring North Road, Chaoyang District, Beijing, China*.

* The English addresses are a direct translation of the company's registered office addresses in Chinese.

** The English names are a direct translation of the company's Chinese names.

2. BASIS OF PRESENTATION

As discussed in Section 1 above, the Relevant Businesses were operated by subsidiaries of CNAHC and interests in the Relevant Companies were owned directly or indirectly by CNAHC prior to the Restructuring. Accordingly, the Restructuring has been accounted for as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. As a result, the accompanying combined balance sheets have been prepared to present the Group's assets and liabilities as if the Restructuring had been completed as at the beginning of the Relevant Periods. The accompanying combined results and combined cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at the beginning of the Relevant Periods.

The combined results in Section 4 and combined balance sheets in Section 5 have been prepared in accordance with IFRS, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

The Group is principally engaged in the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses.

3. PRINCIPAL ACCOUNTING POLICIES

The combined financial statements of the Group have been prepared in accordance with IFRS, which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at the beginning of the Relevant Periods:

- IFRS 1 (amended 2004), *First Time Adoption of International Financial Reporting Standards*;
- IFRS 3, *Business Combinations*;
- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*;
- IAS 1 (amended 2004), *Presentation of Financial Statements*;
- IAS 2 (revised 2003), *Inventories*;
- IAS 7 (amended 2003), *Cash Flow Statements*;
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors*;
- IAS 10 (amended 2004), *Events after the Balance Sheet Date*;

- IAS 12 (amended 2004), *Income Taxes*;
- IAS 14 (amended 2004), *Segmental Reporting*;
- IAS 17 (amended 2004), *Leases*;
- IAS 18 (amended 2004), *Revenue*;
- IAS 19 (amended 2004), *Employee Benefits*;
- IAS 20 (revised 2003), *Accounting for Government Grants and Disclosure of Government Assistance*;
- IAS 21 (revised 2003), *The Effects of Changes in Foreign Exchange Rates*;
- IAS 23 (amended 2003), *Borrowing Costs*;
- IAS 27 (amended 2004), *Consolidated and Separate Financial Statements*;
- IAS 28 (amended 2004), *Investments in Associates*;
- IAS 31 (amended 2004), *Interests in Joint Ventures*;
- IAS 32 (amended 2004), *Financial Instruments: Disclosure and Presentation*;
- IAS 33 (amended 2004), *Earnings Per Share*;
- IAS 36 (amended 2004), *Impairment of Assets*;
- IAS 37 (amended 2004), *Provisions, Contingent Liabilities and Contingent Assets*;
- IAS 38 (amended 2004), *Intangible Assets*; and
- IAS 39 (amended 2004), *Financial Instruments: Recognition and Measurement.*

Except for the audited financial statements of Air Macau, Menzies and the audited combined financial statements of the Group for the Relevant Periods, the above basis of accounting differs from that used in the audited financial statements and management accounts of other companies comprising the Group, which were prepared in accordance with the accounting principles and the financial regulations applicable to State-owned enterprises or Sino-foreign or domestic joint ventures established in the PRC ("PRC GAAP") or generally accepted accounting principles in Hong Kong ("HK GAAP").

The combined financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

(a) Basis of consolidation

The Group's combined financial statements incorporate the financial statements of the Company and its subsidiaries after elimination of intercompany transactions.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities, and when there is no evidence that control is intended to be temporary.

Minority interests represent the interests in the Company's subsidiaries, not held by the Group and are presented in the combined balance sheet within equity, separately from the parent shareholders' equity.

(b) Foreign currencies

The Group's functional and reporting currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of the subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the combined cash flow statement, the cash flows of the overseas subsidiary are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

(c) Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the combined financial statements on a line-by-line basis.

(d) Investments in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below.

(e) Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and provision for any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil – 5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment loss, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time

value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

(f) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

(g) Goodwill

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. The Group early adopted IFRS 3, Business Combinations, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from, the beginning of the Relevant Periods. In accordance with IFRS 3, the Group ceased amortising goodwill as of January 1, 2001.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

(h) Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

(i) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as held for trading and available-for-sale and measured at fair value. Gains or losses on investments held for trading and available-for-sale are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

(j) Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on the straight-line basis over the lease terms.

(k) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits, which are not restricted as to use. For the purpose of the combined cash flow statement, cash and cash equivalents consist of cash at bank and in hand and short-term deposits with an original maturity of three months or less, net of outstanding bank overdrafts.

(m) Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

(n) Employee benefits

(i) Pension obligations

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Termination and early retirement benefits

Termination benefits are payable whenever an employee's employment is voluntary terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii) Housing benefits

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out during the Relevant Periods in accordance with the policies of the PRC government. In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarter or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, positions and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(o) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks

specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

(p) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance lease, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

(q) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(i) Provision of airline and airline-related services

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to January 1, 2004. From 2004, contributions to the CAAC

Infrastructure Development Fund is included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(ii) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(iii) Trading of investments

Revenue is recognised on a trade date basis.

(iv) Interest income

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(v) Dividends

Revenue is recognised when the owners' right to receive the payment has been established.

(vi) Rental income and aircraft and related equipment lease income

Revenue is recognised on a time proportion basis over the terms of the respective leases.

(r) Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included on the balance sheet as a current liability.

(s) Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on

a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t) Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 6.54% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(u) Income tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(v) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedge assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the profit and loss such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the period. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

(w) Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(x) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

(y) Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

(z) Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(aa) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

(bb) Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

(cc) Impact of recently issued accounting standards

IFRS 2, *Share-based payment*, is applicable for accounting periods beginning on or after January 1, 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in profit or loss for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested at the beginning on or after January 1, 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), *Property, plant and equipment*, replaces IAS 16 (revised 1998), *Property, plant and equipment*, and is applicable for accounting periods beginning on or after January 1, 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the

item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

IAS 24 (revised 2003), *Related Party Disclosures*, replaces IAS 24 *Related Party Disclosures* (reformatted in 1994) and is applicable for accounting periods beginning on or after January 1, 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24, for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

4. RESULTS

The following is a summary of the combined results of the Group for the Relevant Periods and prepared on the basis set out in Section 2 above:

	Notes	Year ended December 31,			Six-month period ended June 30,	
		2001	2002	2003	2003	2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Air traffic revenues	*(a)*	21,348,257	23,846,712	23,422,660	8,692,303	14,698,304
Other operating revenues	*(b)*	1,388,195	1,136,965	1,218,745	533,607	612,716
		22,736,452	24,983,677	24,641,405	9,225,910	15,311,020
Operating expenses						
Jet fuel		(4,786,775)	(4,978,719)	(5,425,059)	(2,382,985)	(3,784,928)
Take-off, landing and depot charges		(2,948,143)	(3,359,565)	(3,449,769)	(1,506,635)	(2,114,327)
Depreciation		(3,242,618)	(3,251,571)	(3,377,472)	(1,667,350)	(1,715,396)
Aircraft maintenance, repair and overhaul		(1,555,883)	(2,384,865)	(2,149,353)	(922,588)	(1,280,572)
Employee compensation costs	*(d)*	(1,643,885)	(2,030,526)	(2,379,102)	(1,096,055)	(1,310,596)
Air catering charges		(856,048)	(919,180)	(842,743)	(360,075)	(534,948)
Aircraft and jet engines operating lease expenses		(547,371)	(711,979)	(910,134)	(420,746)	(514,528)
Other operating lease expenses		(149,114)	(143,431)	(181,984)	(84,312)	(88,252)
Other flight operation expenses		(1,934,291)	(2,237,430)	(2,112,432)	(898,548)	(1,221,978)
Selling and marketing expenses		(1,156,643)	(1,220,086)	(1,057,630)	(495,772)	(666,170)
General and administrative expenses		(629,576)	(461,946)	(471,463)	(226,500)	(252,800)
Total operating expenses		(19,450,347)	(21,699,298)	(22,357,141)	(10,061,566)	(13,484,495)
Profit/(loss) from operations	*(c)*	3,286,105	3,284,379	2,284,264	(835,656)	1,826,525
Finance costs	*(e)*	(2,029,212)	(2,777,087)	(2,349,078)	(984,953)	(789,371)
Dilution gain on investment in a subsidiary	*(f)*	–	106,040	–	–	–
Share of profits less losses from associates		352,829	426,494	243,093	(110,864)	223,692
Profit/(loss) before tax		1,609,722	1,039,826	178,279	(1,931,473)	1,260,846
Tax	*(i)*	(552,660)	(369,073)	(89,781)	535,263	(391,438)
Profit/(loss) after tax and before minority interests		1,057,062	670,753	88,498	(1,396,210)	869,408
Minority interests		(108,774)	(171,143)	71,106	143,688	(81,056)
Net profit/(loss) from operating activities attributable to shareholders		948,288	499,610	159,604	(1,252,522)	788,352
Distributions	*(j)*	157,993	227,608	342,843	136,606	40,969
Earnings/(loss) per share — Basic	*(l)*	14.6 cents	7.7 cents	2.5 cents	(19.3) cents	12.1 cents

Notes:

(a) **Air traffic revenues**

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund ("CAAC Infrastructure Development Fund"). The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the three years ended December 31, 2003, was included in other flight operation expenses for the six-month period ended June 30, 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Passenger	18,049,930	19,815,177	19,030,187	6,809,949	12,151,881
Cargo and mail	3,298,327	4,031,535	4,392,473	1,882,354	2,546,423
	21,348,257	23,846,712	23,422,660	8,692,303	14,698,304

(i) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenues	**Applicable business tax rates**
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempt from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for each of the three years ended December 31, 2001, 2002 and 2003, and for the six-month periods ended June 30, 2003 and 2004, netted against revenues, amounted to approximately RMB501 million, RMB543 million, RMB240 million, RMB173 million (unaudited) and RMB375 million, respectively.

For the period from May 1, 2003 to December 31, 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(ii) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for each of the three years ended December 31, 2003.

For the period from May 1, 2003 to December 31, 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from January 1, 2004 to March 31, 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended March 31, 2004. Effective April 1, 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for each of the three years ended December 31, 2003, and for the six-month periods ended June 30, 2003 and 2004 amounted to approximately RMB761 million, RMB813 million, RMB247 million, RMB247 million (unaudited) and RMB112 million, respectively.

(b) Other operating revenues

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Aircraft and related equipment lease income	469,955	27,950	33,519	5,077	4,670
Air catering income	115,314	120,068	102,133	49,733	64,945
Aircraft engineering income	195,314	152,868	285,493	82,836	128,798
Ground services income	162,253	180,464	251,266	117,254	129,527
Government grants:					
(i) Recognition of deferred income (Section 5(q))	57,894	57,894	57,894	28,947	28,947
(ii) Fixed cash subsidy	50,000	50,000	50,000	25,000	25,000
(iii) Others	–	1,029	1,525	760	771
Gains on disposal of property, plant and equipment, net	–	161,717	17,048	33,928	–
General aviation income	145,679	160,050	152,574	75,143	88,916
Cargo handling service income	69,251	80,472	90,021	38,445	51,548
Rental income	17,465	18,688	19,081	10,364	13,934
Training service income	14,907	15,717	17,915	7,666	9,937
Import and export service income	14,043	16,769	23,589	8,196	13,099
Sale of materials	4,441	34,143	20,699	3,076	2,300
Service charges on return of unused flight tickets	20,214	24,137	51,678	25,774	29,835
Others	51,465	34,999	44,310	21,408	20,489
	1,388,195	1,136,965	1,218,745	533,607	612,716

(c) Profit/(loss) from operations

The Group's profit/(loss) from operations is arrived at after charging/(crediting):

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Employee compensation costs (Section 4(d))	1,643,885	2,030,526	2,379,102	1,096,055	1,310,596
Depreciation:					
Owned assets	2,030,483	2,238,489	2,445,494	1,201,361	1,256,341
Assets held under finance leases	1,212,135	1,013,082	931,978	465,989	459,055
Repair and maintenance costs	2,278,163	3,147,730	2,804,507	1,207,481	1,574,290
Minimum lease payments under operating leases:					
Aircraft and jet engines	547,371	711,979	910,134	420,746	514,528
Land and buildings	149,114	143,431	181,984	84,312	88,252
(Gains)/losses on disposal of property, plant and equipment, net	181,243	(161,717)	(17,048)	(33,928)	15,948
Provision for doubtful debts	5,122	2,427	12,144	9,055	1,447
Provision against inventories, net	56,722	14,742	24,090	23,910	11,277
Auditors' remuneration	1,348	1,640	1,614	760	1,054

(d) Employee compensation costs

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Employee compensation costs (including directors', supervisors' and management's emoluments):					
Wages, salaries and social security costs	1,500,575	1,819,087	2,200,916	1,014,700	1,213,608
Retirement benefit costs (Section 4(h))	143,310	211,439	178,186	81,355	96,988
	1,643,885	2,030,526	2,379,102	1,096,055	1,310,596

The Group had 25,576, 26,149, 26,881, 26,008 and 26,935 employees as at December 31, 2001, 2002, 2003 and June 30, 2003 and June 30, 2004, respectively.

(e) Finance costs

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Interest expense	2,889,116	2,559,633	2,248,996	1,152,954	917,080
Less: Interest capitalised	(16,410)	(11,460)	(7,830)	(3,915)	(2,610)
	2,872,706	2,548,173	2,241,166	1,149,039	914,470
Less: Interest income	(69,749)	(44,450)	(18,803)	(14,838)	(6,032)
Exchange (gains)/losses, net	(871,942)	360,700	297,042	(36,748)	(42,297)
(Gains)/losses on fuel derivatives, net	104,826	(85,243)	(169,921)	(112,117)	(76,641)
Dividend income on long-term investments	(6,629)	(2,093)	(406)	(383)	(129)
	2,029,212	2,777,087	2,349,078	984,953	789,371

The interest capitalisation rate represented the cost of capital from raising the related borrowings ranged from 5.58% to 6.54% per annum.

(f) Dilution gain on investment in a subsidiary

In 2002, CNACG transferred its entire 51% shareholding interest in Air Macau (the shareholding interest of Air Macau is considered as if it had been directly held by the Company as of January 1, 2001 in accordance with the basis set out in Section 2 of this report) to CNAC, which was then a 70% owned subsidiary of CNACG, for an aggregate consideration of HK$665,000,000 (equivalent to approximately RMB704,900,000) (the "Disposal"). Subsequent to the Disposal, the Group's effective shareholding interest in Air Macau was reduced from 51% to approximately 35% and, accordingly, a gain on deemed disposal of approximately RMB106,040,000 arose.

(g) Directors', supervisors' and senior management's emoluments

Details of the directors' and supervisors' remuneration are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Fees	–	–	–	–	–
Basic salaries, housing benefits, other allowances and benefits in kind	3,853	4,546	4,390	2,270	2,104
Bonuses	177	197	508	131	95
Pension scheme contributions	39	53	45	29	19
	4,069	4,796	4,943	2,430	2,218

The number of directors and supervisors whose remuneration fell within the following bands is as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	Number of directors and supervisors	*Number of directors and supervisors*	*Number of directors and supervisors*	*Number of directors and supervisors* (Unaudited)	*Number of directors and supervisors*
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	12	12	12	13	13
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	–	–	–	1	1
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	2	1	1	–	–
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	–	1	1	–	–
	14	14	14	14	14

An analysis of the five individuals whose remuneration was the highest in the Group is as follows:

Director	1	1	1	1	1
Supervisor	1	1	1	1	1
Employees	3	3	3	3	3

The emoluments paid to non-director, non-supervisor, highest paid individuals are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind *(Note)*	4,540	47,908	4,240	2,062	2,265
Bonuses	474	90	30	–	–
Pension scheme contributions	300	135	180	94	105
	5,314	48,133	4,450	2,156	2,370

Note: On April 4, 2002, Messrs. Wang Guixiang and Xin Wei, employees of the Group who were former directors of CNAC, in aggregate, exercised options for 84,126,000 shares in CNAC at an exercise price of HK$1.04 per share. The difference between the aggregate value of CNAC's shares issued upon the exercise of these options at the exercise price of HK$1.04 per share and the market price of CNAC's shares on April 4, 2002 of HK$1.56 per share amounting to approximately HK$43,746,000 has been included in benefits in kind above. The share options of CNAC have not been recorded in the Group's financial statements.

The remuneration of these remaining highest paid individuals for each of the Relevant Periods fell within the following bands:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	Number of individuals	*Number of individuals*	*Number of individuals*	*Number of individuals* (Unaudited)	*Number of individuals*
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	–	–	–	3	3
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	2	–	3	–	–
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	–	1	–	–	–
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	1	–	–	–	–
HK$19,500,001 to HK$20,000,000 (RMB21,200,000 equivalent)	–	1	–	–	–
HK$23,500,001 to HK$24,000,000 (RMB25,440,000 equivalent)	–	1	–	–	–
	3	3	3	3	3

During the Relevant Periods, no emoluments were paid by the Group to the directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. No directors or supervisors waived or agreed to waive any emoluments during the Relevant Periods.

(h) Retirement benefits

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government- regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the Relevant Periods and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

As described above, during the Relevant Periods, all pension payments relating to the Supplementary Pension Benefits were borne by CNAHC. Had the Supplementary Pension Benefits borne by CNAHC as described above been borne by the Group itself, the Group would have incurred additional pension benefits payments as detailed below:

	Year ended December 31,			Six-month period ended June 30,	
	2001	**2002**	**2003**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Notional Supplementary Pension benefits payments	28,914	40,652	53,928	26,964	26,398

The aforesaid notional amounts are disclosed for information purposes only and have not been recorded in the Group's audited combined financial statements and the financial information included in this report.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance cost in the income statement.

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits for each of the Relevant Periods are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	**2002**	**2003**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Contributions to PRC government-regulated defined contribution retirement scheme	78,997	121,822	154,728	69,626	89,526
Early retirement benefits	64,313	89,617	23,458	11,729	7,462
Total (Section 4(d))	143,310	211,439	178,186	81,355	96,988

(i) Tax

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on September 30, 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to State-owned enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to shareholders referred to in Section 4(j) for the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau. Following the incorporation of the Company, the Company is subject to enterprise income tax at the rate of 33% and the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge/(credit) for each of the Relevant Periods are:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Current income tax					
Current income tax charge	56,897	32,885	18,467	6,145	12,152
Deferred income tax					
Relating to origination and reversal of temporary differences (Section 5(c))	430,000	244,000	33,847	(519,385)	346,650
	486,897	276,885	52,314	(513,240)	358,802
Share of tax attributable to associates	65,763	92,188	37,467	(22,023)	32,636
Income tax charge/(credit) reported in combined income statement	552,660	369,073	89,781	(535,263)	391,438

A reconciliation of income tax expense/(credit) applicable to profit/(loss) before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate for each of the Relevant Periods and for the six-month period ended June 30, 2003 was as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Profit/(loss) before income tax	1,609,722	1,039,826	178,279	(1,931,473)	1,260,846
At statutory income tax rate of 33%	531,208	343,143	58,832	(637,386)	416,079
Lower income tax rates of other territories	(76,845)	(88,966)	2,610	54,273	(33,629)
Income not subject to tax	(351)	(7,710)	(35,388)	(14,837)	(13,177)
Expenses not deductible for tax purposes	95,860	120,837	70,164	69,124	25,907
Effect on opening deferred income tax of increase in other territories' income tax rate	–	–	9,542	9,542	–
Share of adjustments in income tax of previous periods attributable to associates	2,788	1,769	(15,979)	(15,979)	(3,742)
Tax charge/(credit) at Group's effective income tax rate	552,660	369,073	89,781	(535,263)	391,438

(j) Distributions

The profit distributions disclosed during the Relevant Periods and for the six-month period ended June 30, 2003 represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in Section 2 of this report and dividends paid during the Relevant Periods and for the six-month period ended June 30, 2003.

Set out below are the details of distributions made:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Carved-out of net assets	128,941	198,886	316,153	117,185	26,432
Dividends paid	29,052	28,722	26,690	19,421	14,537
	157,993	227,608	342,843	136,606	40,969

The rates of dividend and the number of shares ranking for dividends are not presented for those profit distributions as such information is not considered meaningful.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement (details of BACL Agreement, SWACL Agreement and HKSACL Agreement are set out in Section 11 of this report), the Group will make a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in Section 1 above. This payment to be made to CNAHC will be accounted for as a special distribution to CNAHC by the Group.

In accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance (English title is a direct translation of Chinese title of the notice), which became effective from August 27, 2002, and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC (see also Section 6(c)). The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau as detailed in Section 4(i).

In addition, in accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

Following the Restructuring, the payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, inter alia, the future earnings, capital requirements and financial condition and general business conditions of the Company. As the controlling shareholder, CNAHC will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

    The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company.

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders.

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC GAAP and (ii) the net profit determined in accordance with IFRS.

Prior to the incorporation of the Company on September 30, 2004, no profit appropriations to the aforesaid reserve funds were required.

(k) Related party transactions

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made on terms agreed between the parties.

Continuing transactions

The following is a summary of significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"), (ii) its joint ventures and (iii) its associates:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
A. Included in air traffic revenues					
Sale of air tickets					
a. CNAHC Group	584,407	83,320	23,477	9,270	9,050
b. Joint ventures	–	–	–	–	–
c. Associates	1,184	1,285	1,363	1,135	2,233
	585,591	84,605	24,840	10,405	11,283
Sale of cargo space					
a. CNAHC Group	321,530	254,803	282,895	136,814	180,186
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	321,530	254,803	282,895	136,814	180,186
B. Included in other operating revenues					
Aircraft and related equipment lease income					
a. CNAHC Group	7,535	24,581	9,983	4,055	450
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	7,535	24,581	9,983	4,055	450
Aircraft engineering income					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	705	11,053	14,511	4,791	9,474
	705	11,053	14,511	4,791	9,474

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Ground service income					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	13,854	21,914	15,281	6,373	9,547
	13,854	21,914	15,281	6,373	9,547
Others					
a. CNAHC Group	2,000	–	1,100	550	550
b. Joint ventures	100	100	100	50	50
c. Associates	578	759	622	243	266
	2,678	859	1,822	843	866
C. Included in finance costs					
Interest income					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	5,987	9,436	8,736	4,077	1,224
	5,987	9,436	8,736	4,077	1,224
Interest expense					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	3,011	4,441	21,268	2,816	9,947
	3,011	4,441	21,268	2,816	9,947
D. Included in operating expenses					
Airport ground services, take-off, landing and depot expenses					
a. CNAHC Group	93,144	95,444	76,802	37,368	50,450
b. Joint ventures	–	–	–	–	–
c. Associates	202,480	191,729	165,551	76,143	103,157
	295,624	287,173	242,353	113,511	153,607
Air catering charges					
a. CNAHC Group	33,371	29,715	42,401	13,514	18,607
b. Joint ventures	51,886	70,164	58,913	27,046	38,527
c. Associates	–	–	–	–	–
	85,257	99,879	101,314	40,560	57,134

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Repair and maintenance costs					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	273,343	368,025	324,470	134,404	209,578
c. Associates	6,122	66,053	45,095	22,351	13,491
	279,465	434,078	369,565	156,755	223,069
Sales commission expenses					
a. CNAHC Group	66,399	45,499	16,357	5,224	10,790
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	66,399	45,499	16,357	5,224	10,790
Management fees					
a. CNAHC Group	6,424	9,294	10,176	5,088	5,088
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	6,424	9,294	10,176	5,088	5,088
Others					
a. CNAHC Group	46,000	52,982	47,846	17,507	22,609
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	46,000	52,982	47,846	17,507	22,609

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
E. Deposits, loans and bills payable				
Deposits placed with an associate	380,756	513,551	1,457,103	495,601
Loans from an associate	50,000	146,306	297,484	602,807
Bills payable to an associate	–	–	692,372	186,198

In addition to the above, on October 18, 1997, CNAC entered into a licence agreement with China National Aviation Corporation ("CNAC (PRC)") pursuant to which CNAC (PRC) has agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect of the use of these trademarks during each of the Relevant Periods.

On August 25, 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On August 25, 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on October 18, 1997.

Pursuant to certain of the Company's aircraft finance lease arrangements and operating lease arrangements, the overseas lessors require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn would require CNAHC to provide counter-guarantees in favour of the banks. As at December 31, 2001, 2002 and 2003 and June 30, 2004, the amounts of such counter-guarantees provided by CNAHC were approximately nil, nil, RMB9,246 million and RMB8,886 million, respectively.

Certain of the Group's bank loans from PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in Section 5(o).

In the opinion of the directors, the above transactions were conducted in the ordinary course of business and will continue after the listing of the H shares of the Company on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority.

In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision for financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited. Further details of such agreements are set out in the section headed "Connected Transactions" in the Prospectus.

Discontinued transaction

In 2003, CNAHC charged a non-recurring management fee to Air China International Corporation amounting to RMB26,317,000. The directors are of the opinion that such transaction will not continue after the listing of the H shares of the Company on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority.

(l) Earnings/(loss) per share

The calculation of basic earnings per share for each of the Relevant Periods and loss per share for the six-month period ended June 30, 2003 is based on the net profit attributable to shareholders for each of the Relevant Periods and net loss attributable to shareholders (unaudited) for the six-month period ended June 30, 2003 and on the number of shares in issue during the Relevant Periods on the assumption that the 6,500,000,000 shares in issue as at the date of this report had been in issue throughout the Relevant Periods.

No diluted earnings/(loss) per share amounts have been presented as the Company did not have any dilutive potential ordinary shares during the Relevant Periods.

5. COMBINED BALANCE SHEETS

A summary of the combined balance sheets of the Group as at the end of each of the Relevant Periods prepared on the basis set out in Section 2 above is set out below:

		As at December 31,			As at June 30,
		2001	2002	2003	2004
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
NON-CURRENT ASSETS					
Property, plant and equipment	*(a)*	44,056,144	42,876,169	42,423,920	42,382,962
Lease prepayments		24,973	24,868	29,807	70,007
Interests in associates	*(b)*				
— Share of net assets		1,578,129	1,670,870	1,789,948	1,872,011
— Goodwill		1,205,390	1,205,390	1,205,390	1,205,390
— Due from associates		99,471	92,575	110,981	131,051
— Due to associates		(15,784)	(65,995)	(38,473)	(38,031)
		2,867,206	2,902,840	3,067,846	3,170,421
Advance payments for aircraft and related equipment		394,960	511,027	744,404	774,424
Government grant receivable		914,727	841,760	764,422	723,683
Deposits for aircraft under operating leases		117,966	164,771	145,483	122,383
Other investments		21,930	21,930	21,930	21,930
Deferred tax assets	*(c)*	868,000	624,000	590,153	243,503
		49,265,906	47,967,365	47,787,965	47,509,313
CURRENT ASSETS					
Financial assets	*(v)(iv)*	10,000	69,000	34,000	77,000
Trade receivables	*(d)*	1,705,822	1,874,452	1,955,592	2,277,533
Inventories	*(e)*	711,598	738,769	712,451	777,229
Prepayments, deposits and other receivables	*(f)*	1,489,538	1,348,887	1,977,363	2,549,915
Pledged deposits	*(g)*	131,154	391,584	1,245,542	138,617
Cash and cash equivalents	*(g)*	3,994,800	3,699,520	2,620,221	3,758,507
Dividend receivable from an associate		–	–	–	56,743
Due from CNAHC	*(h)*	909,024	1,273,416	–	28,073
Due from other CNAHC group companies	*(i)*	35,516	31,619	63,928	59,130
		8,987,452	9,427,247	8,609,097	9,722,747
TOTAL ASSETS		58,253,358	57,394,612	56,397,062	57,232,060

	Notes	As at December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	As at June 30, 2004 RMB'000
CURRENT LIABILITIES					
Financial liabilities	*(v)(iv)*	(98,000)	(110,000)	(6,000)	(1,000)
Trade payables	*(j)*	(2,820,164)	(3,408,104)	(4,214,981)	(5,101,285)
Bills payable	*(k)*	(210,075)	(416,400)	(1,317,220)	(727,118)
Other payables and accruals	*(l)*	(3,755,985)	(3,198,869)	(3,240,545)	(3,294,249)
Provision for major overhauls	*(m)*	(69,576)	(21,414)	(115,346)	(131,616)
Air traffic liabilities		(975,948)	(888,233)	(1,165,116)	(1,171,542)
Tax payable		(60,689)	(63,044)	(53,929)	(51,005)
Obligations under finance leases	*(n)*	(3,804,335)	(1,961,181)	(1,607,056)	(1,644,035)
Bank and other loans	*(o)*	(8,300,277)	(10,941,831)	(9,236,674)	(9,301,850)
Due to CNAHC	*(h)*	–	–	(2,968)	(9,729)
Due to other CNAHC group companies	*(i)*	(34,727)	(39,074)	(33,073)	(21,537)
		(20,129,776)	(21,048,150)	(20,992,908)	(21,454,966)
NET CURRENT LIABILITIES		(11,142,324)	(11,620,903)	(12,383,811)	(11,732,219)
TOTAL ASSETS LESS CURRENT LIABILITIES		38,123,582	36,346,462	35,404,154	35,777,094
NON-CURRENT LIABILITIES					
Obligations under finance leases	*(n)*	(14,839,655)	(13,242,796)	(12,091,837)	(11,217,580)
Bank and other loans	*(o)*	(15,374,885)	(14,280,454)	(12,819,821)	(11,910,523)
Long-term payables	*(p)*	(1,116,490)	(933,858)	(801,349)	(721,090)
Deferred income	*(q)*	(1,003,496)	(945,602)	(887,708)	(1,141,324)
Provision for major overhauls	*(m)*	(122,506)	(232,039)	(289,593)	(352,149)
Provision for early retirement benefits obligations		(98,738)	(183,325)	(198,597)	(201,772)
		(32,555,770)	(29,818,074)	(27,088,905)	(25,544,438)
NET ASSETS		5,567,812	6,528,388	8,315,249	10,232,656
Represented by:					
OWNERS' EQUITY		4,250,523	5,020,263	6,892,869	7,657,336
MINORITY INTERESTS		1,317,289	1,508,125	1,422,380	2,575,320
TOTAL EQUITY		5,567,812	6,528,388	8,315,249	10,232,656

Notes:

(a) Property, plant and equipment

	Aircraft and flight equipment	Buildings	Machinery	Transportation equipment	Office equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At January 1, 2001, net of accumulated depreciation	41,110,530	2,053,390	1,031,610	267,219	25,855	537,433	45,026,037
Additions	2,785,343	171,857	128,531	49,205	13,729	252,504	3,401,169
Disposals	(1,057,400)	(23,250)	(41,350)	(6,387)	(57)	-	(1,128,444)
Transfer from CIP	-	340,916	4,530	206	25,702	(371,354)	-
Depreciation charge for the year	(2,894,098)	(102,318)	(152,360)	(82,856)	(10,986)	-	(3,242,618)
At December 31, 2001 and January 1, 2002, net of accumulated depreciation	39,944,375	2,440,595	970,961	227,387	54,243	418,583	44,056,144
Additions	1,722,003	33,289	53,037	99,244	40,646	252,705	2,200,924
Disposals	(100,580)	(5,655)	(18,685)	(4,099)	(309)	-	(129,328)
Transfer from CIP	-	83,753	56,363	9,156	2,122	(151,394)	-
Depreciation charge for the year	(2,934,038)	(104,614)	(131,039)	(67,822)	(14,058)	-	(3,251,571)
At December 31, 2002 and January 1, 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	-	(147,825)
Transfer from CIP	-	421,311	195,250	-	610	(617,171)	-
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	-	(3,377,472)
At December 31, 2003 and January 1, 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Additions	1,435,515	8,454	46,034	36,898	25,916	155,746	1,708,563
Disposals	(22,332)	(7,316)	(2,818)	(1,113)	(546)	-	(34,125)
Transfer from CIP	156,395	92,866	7,538	-	496	(257,295)	-
Depreciation charge for the period	(1,504,406)	(61,088)	(95,376)	(38,218)	(16,308)	-	(1,715,396)
At June 30, 2004, net of accumulated depreciation	37,855,049	2,748,456	1,006,980	290,711	99,826	381,940	42,382,962
At January 1, 2001							
Cost	57,258,090	2,672,891	1,706,019	865,166	92,358	537,433	63,131,957
Accumulated depreciation	(16,147,560)	(619,501)	(674,409)	(597,947)	(66,503)	-	(18,105,920)
Net carrying amount	41,110,530	2,053,390	1,031,610	267,219	25,855	537,433	45,026,037
At December 31, 2001 and January 1, 2002							
Cost	58,033,737	3,143,629	1,766,555	893,537	131,349	418,583	64,387,390
Accumulated depreciation	(18,089,362)	(703,034)	(795,594)	(666,150)	(77,106)	-	(20,331,246)
Net carrying amount	39,944,375	2,440,595	970,961	227,387	54,243	418,583	44,056,144

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Trans-portation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At December 31, 2002 and January 1, 2003							
Cost	59,403,625	3,250,788	1,821,345	981,889	172,411	519,894	66,149,952
Accumulated depreciation	(20,771,865)	(803,420)	(890,708)	(718,023)	(89,767)	-	(23,273,783)
Net carrying amount	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
At December 31, 2003 and January 1, 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	-	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At June 30, 2004							
Cost	62,562,792	3,698,033	2,072,076	1,064,039	214,228	381,940	69,993,108
Accumulated depreciation	(24,707,743)	(949,577)	(1,065,096)	(773,328)	(114,402)	-	(27,610,146)
Net carrying amount	37,855,049	2,748,456	1,006,980	290,711	99,826	381,940	42,382,962

Certain of the Group's bank loans are secured by certain of the Group's aircraft and flight equipment, which has an aggregate carrying value of approximately RMB16,982 million, RMB17,004 million, RMB16,422 million and RMB15,899 million, respectively, at the end of each of the Relevant Periods.

The carrying values of aircraft held under finance leases as at December 31, 2001, 2002, 2003 and June 30, 2004 are approximately RMB18,122 million, RMB15,276 million RMB13,310 million and RMB12,693 million, respectively. Leased assets are pledged as security for the related finance lease liabilities.

As at June 30, 2004, the Group was in the process of applying to obtain the title certificates of certain of its buildings and land use rights with an aggregate carrying value of approximately RMB231 million. After consulting the legal counsel of the Company, the directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above- mentioned land and buildings. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at June 30, 2004.

(b) Interests in associates

	As at December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	As at June 30, 2004 RMB'000
Share of net assets	1,578,129	1,670,870	1,789,948	1,872,011
Goodwill	1,205,390	1,205,390	1,205,390	1,205,390
Due from associates	99,471	92,575	110,981	131,051
Due to associates	(15,784)	(65,995)	(38,473)	(38,031)
	2,867,206	2,902,840	3,067,846	3,170,421

The amounts due from and amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Goodwill	1,205,390	1,205,390	1,205,390	1,205,390
Less: Accumulated impairment	–	–	–	–
	1,205,390	1,205,390	1,205,390	1,205,390

The above goodwill related to the acquisition of shareholding interests of 35.86% and 7.43% in Dragonair by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on a straight-line basis over a period of 20 years until December 31, 2000 (the date of adoption of IFRS 3 by the Group). Since then, there were no changes in the amount of the unamortised goodwill.

Impairment testing of goodwill

Goodwill acquired through the business combinations detailed above has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometres, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Summarised financial information of the Group's associates is as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Aggregate of associates' financial positions:				
Total assets	14,147,801	16,593,620	21,918,291	20,950,944
Total liabilities	(10,099,931)	(12,303,762)	(17,215,202)	(16,112,422)

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Aggregate of associates' results:					
Revenues	7,681,726	9,363,010	9,639,481	3,916,726	6,203,402
Net profit/(loss)	737,163	830,309	639,579	(196,186)	482,791
Share of profits less losses after tax from associates:					
Dragonair	146,906	243,452	43,336	(123,788)	109,539
Shenzhen Airlines	48,806	40,268	109,152	8,522	32,559
Others	91,354	50,586	53,138	26,425	48,958
	287,066	334,306	205,626	(88,841)	191,056

Name	Business structure	Place of incorporation/ establishment	Percentage of equity interests attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Shenzhen Airlines	Corporate	PRC	25	25	25	25	Airline operator
Dragonair#	Corporate	Hong Kong	30.5	29.7	29.9	29.9	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd.	Corporate	PRC	40.3	40.3	40.3	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd.	Corporate	PRC	35.6	35.6	35.6	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd.	Corporate	PRC	N/A	N/A	40	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited#	Corporate	Macau	25	17.2	17.3	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited#	Corporate	Hong Kong	35.3	34.4	34.5	34.5	Provision of airport ground handling services

Name	Business structure	Place of incorporation/ establishment	Percentage of equity interests attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Menzies#	Corporate	Macau	25.5	23.1	23.2	23.2	Provision of airport ground handling services
CAAC Data Communications Co., Ltd.	Corporate	PRC	23.2	23.2	23.2	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd.	Corporate	PRC	24.5	24.5	24.5	24.5	Provision of airline-related information system services
Chengdu CAAC Southwest Cares Co., Ltd.**	Corporate	PRC	35	35	35	35	Provision of airline-related information system services
Tradeport Hong Kong Limited#	Corporate	Hong Kong	17.6	17.2	17.3	17.3	Provision of services for developing and operating logistics centre
CNAF*	Corporate	PRC	42.5	42.5	42.5	42.5	Provision of financial services

* 30% of the Group's equity interest in CNAF is held directly by the Company, while the remaining 12.5% is held indirectly through subsidiaries and a joint venture of the Company.

\# Shareholding interests are held indirectly through subsidiaries of the Company.

** The English name is a direct translation of the company's Chinese name.

(c) **Deferred tax assets**

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Balance at beginning of year/period	1,298,000	868,000	624,000	624,000	590,153
Credit/(charge) for the year/period (Section 4(i))	(430,000)	(244,000)	(33,847)	519,385	(346,650)
Balance at end of year/period	868,000	624,000	590,153	1,143,385	243,503

The principal components of the Group's provision for deferred tax are as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income tax liabilities				
Accelerated depreciation for tax purposes	(941,000)	(889,000)	(826,000)	(742,000)
Differences in air traffic revenues recognition	(115,000)	(187,000)	(27,000)	(37,000)
Other deferred income tax liabilities	(43,000)	(110,000)	(52,000)	(49,000)
Gross deferred income tax liabilities	(1,099,000)	(1,186,000)	(905,000)	(828,000)
Deferred income tax assets				
Provisions and accruals	1,096,000	1,057,000	675,000	781,000
Losses available for offset against future taxable income	816,000	710,000	685,153	216,503
Other deferred income tax assets	55,000	43,000	135,000	74,000
Gross deferred income tax assets	1,967,000	1,810,000	1,495,153	1,071,503
Net deferred income tax assets	868,000	624,000	590,153	243,503

There was no material unprovided deferred income tax during the Relevant Periods.

(d) Trade receivables

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group is analysed as follows:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 30 days	1,063,720	1,097,354	1,257,040	1,726,862
31 to 60 days	284,269	467,854	465,109	328,395
61 to 90 days	50,933	43,369	106,603	64,451
Over 90 days	306,900	265,875	126,840	157,825
At end of year/period	1,705,822	1,874,452	1,955,592	2,277,533

(e) Inventories

Inventories consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Flight equipment spare parts	573,894	629,340	577,478	677,349
Work in progress	96,523	71,705	104,338	75,463
Catering supplies	41,181	37,724	30,635	24,417
	711,598	738,769	712,451	777,229

(f) Prepayments, deposits and other receivables

Set out below is the breakdown of prepayments, deposits and other receivables:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Advance payments for aircraft and related equipment	506,011	662,696	1,213,380	1,124,397
Advance and others	245,314	153,662	191,448	706,457
Manufacturer credits on aircraft acquisition receivable	112,236	56,723	84,935	82,237
Government grant receivable	68,760	72,967	77,338	142,519
Prepaid aircraft operating lease rentals	40,020	41,269	65,790	84,150
Receivables from sale of staff quarters	253,265	103,918	57,962	72,729
Miscellaneous deposits	263,932	257,652	286,510	337,426
	1,489,538	1,348,887	1,977,363	2,549,915

(g) Cash and cash equivalents and pledged deposits

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and bank balances	3,248,129	3,658,538	3,604,537	2,176,816
Time deposits	877,825	432,566	261,226	1,720,308
Less: Pledged bank and deposit balances against				
Bank loans	81,327	336,141	1,177,064	59,262
Finance leases	41,500	41,500	41,500	41,500
Aircraft operating leases	3,310	8,761	21,917	32,536
Financial derivative facilities	4,729	4,775	4,845	4,907
Others	288	407	216	412
Total pledged bank and deposit balances	131,154	391,584	1,245,542	138,617
Cash and cash equivalents	3,994,800	3,699,520	2,620,221	3,758,507

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group.

(h) Balances with CNAHC

The balances with CNAHC are unsecured, interest-free and have no fixed terms of repayment.

(i) Balances with other CNAHC group companies

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

Set out below is the breakdown of the amounts due from other CNAHC group companies:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Zhejiang Zhongyu Aviation Development Co., Ltd.*	19,048	19,122	18,998	–
Southwest Aviation Tourism Co., Ltd.*	9,914	–	–	–
China Aviation Group Construction Development Co., Ltd.*	–	–	38,500	38,500
AMS Global Transportation Co., Ltd	–	–	–	11,639
Other related companies	6,554	12,497	6,430	8,991
	35,516	31,619	63,928	59,130

* The English names are direct translations of the company's Chinese names.

(j) **Trade payables**

An aged analysis of trade payables is set out below:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 30 days	1,336,706	1,511,286	1,157,293	2,145,591
31 to 60 days	581,785	638,966	669,970	716,431
61 to 90 days	395,490	596,527	497,402	751,076
Over 90 days	506,183	661,325	1,890,316	1,488,187
At end of year/period	2,820,164	3,408,104	4,214,981	5,101,285

(k) **Bills payable**

An aged analysis of the bills payable of the Group is analysed as follows:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 30 days	55,075	106,400	256,220	103,056
31 to 60 days	60,000	70,000	189,931	–
61 to 90 days	–	55,000	248,687	189,415
Over 90 days	95,000	185,000	622,382	434,647
At end of year/period	210,075	416,400	1,317,220	727,118

Included in the Group's bills payable are the following amounts due to CNAF:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Due to CNAF	–	–	692,372	186,198

(l) Other payables and accruals

Set out below is a breakdown of other payables and accruals:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Provision for staff housing benefits	972,542	957,342	772,874	522,402
Accrued salaries, wages and benefits	386,948	400,684	647,561	633,504
Interest expense payable	426,350	358,294	315,617	289,136
Custom duties and levies payable	913,032	405,299	207,098	494,515
Current portion of long-term payables (Section 5(p))	195,240	200,359	174,363	174,522
Current portion of deferred income (Section 5(q))	57,894	57,894	57,894	80,118
Advances from customers	243,945	172,784	348,716	285,441
Accrued operating expenses	360,200	436,779	533,399	628,171
Others	199,834	209,434	183,023	186,440
	3,755,985	3,198,869	3,240,545	3,294,249

(m) Provision for major overhauls

	Year ended December 31,			Six-month period ended June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At beginning of year/period	150,462	192,082	253,453	404,939
Provision for the year/period	151,958	210,925	244,387	121,095
Utilised during the year/period	(110,338)	(149,554)	(92,901)	(42,269)
At the end of year/period	192,082	253,453	404,939	483,765
Less: Portion classified as current liabilities	(69,576)	(21,414)	(115,346)	(131,616)
Long-term portion	122,506	232,039	289,593	352,149

A provision is recognised for scheduled overhauls in respect of aircraft and engines under operating leases. The Group has the obligations to fulfil certain return conditions under relevant operating leases and, in order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Estimated costs of major overhauls for aircraft and engines under operating leases are accrued over the estimated period between overhauls using the ratios of actual number of flying hours/cycles to the estimated number of flying hours/cycles between overhauls.

(n) Obligations under finance leases

The Group has obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. At the end of each of the Relevant Periods, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Minimum lease payments December 31, 2001	Present value of minimum lease payments December 31, 2001	Minimum lease payments December 31, 2002	Present value of minimum lease payments December 31, 2002	Minimum lease payments December 31, 2003	Present value of minimum lease payments December 31, 2003	Minimum lease payments June 30, 2004	Present value of minimum lease payments June 30, 2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Amounts repayable:								
Within one year	4,811,403	3,804,335	2,761,492	1,961,181	2,285,703	1,607,056	2,268,024	1,644,035
In the second year	2,733,879	1,937,267	2,278,069	1,603,066	2,271,725	1,697,597	2,572,505	2,052,460
In the third to fifth years, inclusive	6,885,842	5,021,763	6,984,511	5,572,250	6,721,752	5,583,404	5,975,652	4,978,488
Over five years	8,998,187	7,880,625	6,961,524	6,067,480	5,406,410	4,810,836	4,638,196	4,186,632
Total minimum finance lease payments	23,429,311	18,643,990	18,985,596	15,203,977	16,685,590	13,698,893	15,454,377	12,861,615
Less: Amounts representing finance charges	(4,785,321)		(3,781,619)		(2,986,697)		(2,592,762)	
Present value of minimum lease payments	18,643,990		15,203,977		13,698,893		12,861,615	
Less: Portion classified as current liabilities	(3,804,335)		(1,961,181)		(1,607,056)		(1,644,035)	
Long-term portion	14,839,655		13,242,796		12,091,837		11,217,580	

At June 30, 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Group has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For each of the Relevant Periods, the effective borrowing rate ranged from 1.64% to 10.12%, 1.64% to 10.12%, 1.64% to 9.13% and 1.64% to 9.13%, respectively.

Finance leases of approximately RMB18,644 million, RMB15,204 million, RMB13,699 million and RMB12,862 million as at December 31, 2001, 2002, 2003 and June 30, 2004 are secured by:

(i) mortgages over certain of the Group's aircraft and related equipment, which had an aggregate carrying value of approximately RMB18,122 million, RMB15,276 million, RMB13,310 million and RMB12,693 million, respectively; and

(ii) the pledge of certain of the Group's bank deposits amounting to approximately RMB42 million at the end of each of the Relevant Periods.

At the end of each of the Relevant Periods, certain finance lease arrangements of the Group are guaranteed by the following parties:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Industrial and Commercial Bank of China	12,916,071	12,094,642	11,855,625	11,353,347
Bank of China	9,657,939	3,292,719	2,340,142	2,258,591
Export-Import Bank of Japan	745,316	662,217	579,013	537,441
Export-Import Bank of the United States	4,690,454	4,594,012	4,173,879	3,930,686
	28,009,780	20,643,590	18,948,659	18,080,065

In order for Export-Import Bank of Japan and Export-Import Bank of the United States to provide guarantees to certain of the finance lease arrangements of the Company, Export-Import Bank of Japan and Export-Import Bank of the United States require guarantees to be given by some major PRC state-owned banks. As at December 31, 2001, 2002 and 2003 and June 30, 2004, the amounts of these counter-guarantees provided by those major PRC state-owned banks to Export-Import Bank of Japan and Export-Import Bank of the United States were approximately RMB5,436 million, RMB5,256 million, RMB4,753 million and RMB4,468 million, respectively.

(o) Bank and other loans

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans:				
Secured	14,121,716	14,260,048	14,519,345	13,237,111
Unsecured	8,307,340	10,732,427	7,228,169	7,859,688
	22,429,056	24,992,475	21,747,514	21,096,799
Other loans:				
Secured	1,178,612	162,315	81,487	74,080
Unsecured	67,494	67,495	227,494	41,494
	23,675,162	25,222,285	22,056,495	21,212,373
Bank loans repayable:				
Within one year	7,924,815	10,793,509	8,994,367	9,245,544
In the second year	2,267,656	2,066,721	1,903,342	3,245,528
In the third to fifth years, inclusive	6,006,864	6,001,543	6,227,447	5,014,452
Over five years	6,229,721	6,130,702	4,622,358	3,591,275
Other loans repayable:				
Within one year	375,462	148,322	242,307	56,306
In the second year	88,008	14,813	14,813	14,813
In the third to fifth years, inclusive	782,636	66,675	51,861	44,455
Total bank and other loans	23,675,162	25,222,285	22,056,495	21,212,373
Less: Portion classified as current liabilities	(8,300,277)	(10,941,831)	(9,236,674)	(9,301,850)
Long-term portion	15,374,885	14,280,454	12,819,821	11,910,523

Further details of total bank and other loans at the end of each of the Relevant Periods are as follows:

Nature	Interest rate and final maturity	As at December 31, 2001	2002	2003	As at June 30, 2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB denominated loans:					
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76%, 5.58% to 5.76% and 5.59% to 11.7% per annum at December 31, 2003, 2002 and 2001 with maturities through 2010	203,500	108,000	80,000	–
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 6.09%, 4.94% to 6.21%, 5.02% to 6.09% and 5.49% to 8.67% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2013	3,563,947	5,256,016	6,282,444	5,767,396
Loans for working capital	Floating interest rates ranging from 4.54% to 5.73%, 4.54% to 5.73%, 4.78% to 5.94% and 4.78% to 6.53% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004, 2004, 2005 and 2004, respectively	6,440,915	9,234,400	2,931,230	2,639,178
Loans for purchases of properties	Floating interest rates at 4.94%, 4.94%, and ranging from 4.94% to 5.02%, and 6.18% to 6.21% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004, 2004, 2006 and 2006, respectively	389,000	251,000	72,000	66,000

Nature	Interest rate and final maturity	As at December 31, 2001	2002	2003	As at June 30, 2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
United States dollars denominated loans:					
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.31% to 10.17%, 4.94% to 10.17%, 2.48% to 10.17% and 5.34% to 10.17% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2012	12,904,686	9,927,880	8,397,835	7,787,707
Loans for purchases of aircraft and related equipment	Floating interest rates at six-month LIBOR + 0.4% to 0.7% per annum at June 30, 2004, December 31, 2003 and 2002 with maturities through 2009	–	96,303	81,487	239,618
Loans for working capital	Floating interest rates at six-month LIBOR + 0.55% to 0.8%, three- to ten-month LIBOR + 0.3% to 0.9%, three-month LIBOR + 0.3% and 3% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004, 2004, 2003 and 2002, respectively	17,494	224,423	4,072,432	4,555,147
Loans for purchases of properties	Floating interest rates at six-month LIBOR + 0.5% per annum at December 31, 2001 with maturities through 2002	42,211	–	–	–

Nature	Interest rate and final maturity	As at December 31, 2001	2002	2003	As at June 30, 2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Japanese yen denominated loans:					
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.81% to 5.30%, 4.84% to 5.30%, 4.84% to 5.30% and 4.84% to 5.30% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004	113,409	124,263	139,067	137,461
Hong Kong dollars denominated loans:					
Loans for working capital	Floating interest rates ranging from 1.61% to 1.70% per annum at June 30, 2004 with maturities through 2004	–	–	–	19,866
		23,675,162	25,222,285	22,056,495	21,212,373
Less: Loans due within one year classified as current liabilities		(8,300,277)	(10,941,831)	(9,236,674)	(9,301,850)
Loans due after one year classified as long-term portion		15,374,885	14,280,454	12,819,821	11,910,523

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

Bank loans of approximately RMB15,255 million, RMB14,539 million, RMB14,252 million and RMB13,311 million are secured by:

(i) mortgages over certain of the Group's aircraft and flight equipment, which had an aggregate carrying value of approximately RMB16,982 million, RMB17,004 million, RMB16,422 million and RMB15,899 million as at December 31, 2001, 2002, 2003 and June 30, 2004, respectively; and

(ii) the pledges of certain of the Group's bank deposits amounting to approximately RMB81 million, RMB336 million, RMB1,177 million and RMB59 million as at December 31, 2001, 2002, 2003 and June 30, 2004, respectively.

At the end of each of the Relevant Periods, certain bank loans of the Group were guaranteed by the following parties at the following amounts:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Industrial and Commercial Bank of China	3,213,704	2,843,296	2,464,847	2,301,377
China Construction Bank	560,988	515,513	472,349	448,204
Bank of China	3,136,756	1,312,351	752,575	704,082
Export-Import Bank of the United States	8,830,187	8,044,019	7,243,953	6,821,435
Air China International Corporation	372,000	99,000	396,154	15,000
CNAHC	–	–	3,198,407	2,922,492
CNACG	269,714	–	–	–
CNAC (PRC)	516,000	430,000	380,000	250,000
CNAF	630,000	160,000	–	–
Chengdu Shuangliu International Airport	480,000	379,100	–	–
Lufthansa Airlines	42,211	–	–	–
CSWA	92,000	82,000	–	–
Civil Aviation Oil Supply Company	1,100,000	–	–	–
Civil Aviation Oil Supply Company Southwest Branch	22,000	60,000	–	–
West China Securities Co., Ltd	–	120,000	–	–
China Aviation Supplies Southwest Corp	–	200,000	–	–
Chongqing Southwest Aviation Service Co., Ltd.*	–	20,000	–	–
	19,265,560	14,265,279	14,908,285	13,462,590

* The English name is a direct translation of the company's Chinese name.

In order for Export-Import Bank of the United States to provide guarantees to certain of the bank loans of the Group, Export-Import Bank of the United States requires guarantees to be given by some major PRC state-owned banks. As at December 31, 2001, 2002 and 2003 and June 30, 2004, the amounts of these counter-guarantees provided by those major PRC state-owned banks to Export-Import Bank of the United States were approximately RMB8,830 million, RMB8,044 million, RMB7,244 million and RMB6,821 million, respectively.

Bank loans of the Group amounting to RMB130 million as at December 31, 2001 and 2002 were secured by the pledge of the investment in West China Securities Co., Ltd. held by the then CSWA with a carrying value of RMB130 million.

Subsequent to June 30, 2004, bank loans of RMB250 million and RMB15 million as at June 30, 2004 guaranteed by CNAC (PRC) and Air China International Corporation, respectively, have been fully repaid and the guarantees have been released accordingly.

(p) Long-term payables

Long-term payables mainly represent customs duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment. The customs duties and value-added tax are levied at rates applicable to state-owned enterprises and payable upon repayment of the corresponding finance lease instalments. Set out below are details of the customs duties and value-added tax payable further analysed into non-current and current portions at the end of each of the Relevant Periods:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Customs duties and value-added tax payable	1,311,473	1,134,217	975,712	895,612
Others	257	–	–	–
	1,311,730	1,134,217	975,712	895,612
Less: Portion classified as current liabilities (Section 5(l))	(195,240)	(200,359)	(174,363)	(174,522)
Long-term portion	1,116,490	933,858	801,349	721,090

(q) Deferred income

In 2000, the Company acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during the six-month period ended June 30, 2004. In accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Assistance", the Company recorded these aircraft purchased in 2000 and received in the six-month period ended June 30, 2004 as property, plant and equipment with the corresponding amount of government grant recorded as deferred income at the date of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received during the six-month period ended June 30, 2004 are recorded in deferred income of the Group in 2000 and during the six-month period ended June 30, 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities in the combined balance sheets were as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income relating to the government grant:				
At beginning of year/period	1,157,880	1,157,880	1,157,880	1,157,880
Addition during the year/period	–	–	–	304,787
At end of year/period	1,157,880	1,157,880	1,157,880	1,462,667
Accumulated income recognised as other operating revenues:				
At beginning of year/period	38,596	96,490	154,384	212,278
Credit during the year/period (Section 4(b))	57,894	57,894	57,894	28,947
At end of year/period	96,490	154,384	212,278	241,225
Net amount	1,061,390	1,003,496	945,602	1,221,442
Less: Portion classified as current liabilities (Section 5(l))	(57,894)	(57,894)	(57,894)	(80,118)
Long-term portion	1,003,496	945,602	887,708	1,141,324

(r) Contingent liabilities

(i) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. CNAHC and CNACG have also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Relevant Businesses and the Relevant Companies prior to their transfer by CNAHC and CNACG to the Company in the Restructuring except for the litigation set out in item (iii) below, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CNAHC to the Company and as a result of any breach by CNAHC Group and CNACG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(ii) On April 15, 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities among 166 passengers and crew members aboard the Boeing 767 aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of this report. Injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. As at June 30, 2004, the aggregate amount of the claims brought under these lawsuits totaled approximately KPW271,383 million, equivalent to approximately RMB1,945 million. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Although the outcome of the outstanding and possible future litigation cannot be ascertained as at the date of this report, it is anticipated that the costs of settling the above-mentioned claims and other incidental costs incurred will be covered by the master policy underwritten by an insurance company maintained by the CAAC on behalf of Air China International Corporation. Up to June 30, 2004, approximately RMB31 million and approximately RMB59 million of

the passenger liability claimed and the auxiliary costs incurred, respectively, have been prepaid by Air China International Corporation, of which approximately RMB74 million has been recovered from the Company's insurer as at the date of this report. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to September 30, 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(iii) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) ("Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, has been claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on May 3, 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date for hearing of the appeal has been fixed on July 28, 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(iv) The Group has issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Joint ventures	260,000	80,000	18,750	–
Associates	–	89,500	380,521	316,921
Related party	5,000	5,500	7,500	7,500
Third parties	175,000	149,170	149,170	149,170
	440,000	324,170	555,941	473,591

(v) The Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Joint ventures	8,502	–	–	–
Related parties	50,774	145,176	40,537	107,620
Third parties	15,541	18,921	20,722	74,634
	74,817	164,097	61,259	182,254

(s) Commitments

(i) Capital commitments

The Group had the following amounts of contractual commitments, for the acquisition and construction of property, plant and equipment:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Contractual commitments	7,526,971	5,873,691	8,704,390	9,095,314

(ii) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group had the following minimum lease payments under non-cancelable operating leases:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	712,283	913,625	908,204	1,142,968
In the second to fifth years, inclusive	2,430,006	2,754,362	2,626,283	2,945,628
Over five years	2,178,371	1,858,852	1,317,788	1,212,959
	5,320,660	5,526,839	4,852,275	5,301,555

(t) Distributable reserves

The Company was incorporated on September 30, 2004. As at June 30, 2004, the Company had yet to be incorporated and as such, it did not have any retained profits available for distribution to its shareholders at that date.

(u) Financial instruments

Financial assets of the Group mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's financial instruments approximated their fair value as at balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(v) Concentration of risk

(i) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the board of directors.

(ii) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(iii) Liquidity risk

The Group's net current liabilities amounted to approximately RMB11,142 million, RMB11,621 million, RMB12,384 million and RMB11,732 million as at December 31, 2001, 2002 and 2003 and June 30, 2004, respectively. The Group recorded a net cash inflow from operating activities of approximately RMB5,538 million, RMB4,069 million, RMB5,511 million, RMB80 million (unaudited) and RMB2,032 million for the three years ended December 31, 2003 and for the six-month periods ended June 30, 2003 and 2004, respectively. For the same periods, the Group had a net cash outflow from investment activities of approximately RMB1,719 million, RMB2,076 million, RMB4,360 million, RMB1,884 million (unaudited) and RMB1,206 million, respectively. The Group also recorded a net cash outflow from financing activities of approximately RMB2,463 million, RMB2,316 million, RMB2,207 million, RMB409 million (unaudited) and RMB703 million for the three years ended December 31, 2003 and for the six-month periods ended June 30, 2003 and 2004, respectively. The Group had the increase in cash and cash equivalents of approximately RMB1,356 million in 2001 and RMB123 million for the six-month period ended June 30, 2004 but the decrease in cash and cash equivalents of approximately RMB323 million, RMB1,057 million and RMB2,214 million (unaudited) for the two years ended December 31, 2003 and for the six-month period ended June 30, 2003, respectively.

With regard to 2004 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing, to meet its committed future capital expenditures. With regard to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million during 2004 and thereafter. As of October 31, 2004, the Company had a total amount of banking facilities of RMB71,700 million, of which an amount of approximately RMB44,427 million was utilised.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the period ending December 31, 2005. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group prior to the end of 2005. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(iv) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments at the end of each of the Relevant Periods are as follows:

	As at December 31,						As at June 30,	
	2001		2002		2003		2004	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Swaps and collars expiring:								
Within 6 months	5,000	(55,000)	51,000	(28,000)	8,000	(2,400)	60,000	(200)
Over 6 months to 21 months	5,000	(43,000)	18,000	(82,000)	26,000	(3,600)	17,000	(800)
	10,000	(98,000)	69,000	(110,000)	34,000	(6,000)	77,000	(1,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

(v) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars, Hong Kong dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over the Relevant Periods which is the major reason for the significant exchange differences recognised by the Group for the Relevant Periods.

As at December 31, 2002, the Group had a contractual amount of US$3 million (equivalent to approximately RMB25 million) in forward exchange contracts in Taiwanese currency to purchase foreign currencies.

(vi) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(vii) Credit risk

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB387 million, RMB321 million, RMB342 million and RMB749 million as at December 31, 2001, 2002, 2003 and June 30, 2004, respectively.

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties.

(w) Interests in joint ventures

As at the end of each of the Relevant Periods and for the years/period then ended, the Group's proportionate share of the assets, liabilities, revenues and expenses of the joint ventures are as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Current assets	505,745	601,098	610,502	643,270
Non-current assets	621,935	604,710	633,369	636,837
	1,127,680	1,205,808	1,243,871	1,280,107
Current liabilities	(654,815)	(628,769)	(728,033)	(721,738)
Non-current liabilities	–	(72,000)	–	–
Net assets	472,865	505,039	515,838	558,369

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Revenues	814,882	930,942	959,938	394,752	561,506
Operating expenses	(684,799)	(785,057)	(848,222)	(385,478)	(500,182)
Finance costs	(26,841)	(25,588)	(21,919)	(9,736)	(9,238)
Share of profits less losses from associates	5,126	(4,740)	1,111	(354)	928
Profit/(loss) before tax	108,368	115,557	90,908	(816)	53,014
Tax	(15,334)	(20,200)	(16,427)	(5,466)	(10,484)
Net profit/(loss)	93,034	95,357	74,481	(6,282)	42,530

Set out below is the breakdown of the Group's share of net assets, revenues and net profit/(loss) from the joint ventures:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Share of net assets:				
AMECO	361,504	367,601	382,089	410,577
Other joint ventures	111,361	137,438	133,749	147,792
	472,865	505,039	515,838	558,369

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Share of revenues:					
AMECO	604,862	687,021	752,354	304,676	441,128
Other joint ventures	210,020	243,921	207,584	90,076	120,378
	814,882	930,942	959,938	394,752	561,506
Share of net profit/(loss):					
AMECO	58,682	56,469	56,192	(9,471)	28,488
Other joint ventures	34,352	38,888	18,289	3,189	14,042
	93,034	95,357	74,481	(6,282)	42,530

6. STATEMENT OF CHANGES IN EQUITY

The changes in the owners' equity of the Group for the Relevant Periods and for each of the two six-month periods ended June 30, 2003 and December 31, 2003, prepared on the basis set out in Section 2 above, are as follows:

	Owners' equity
	RMB'000
As at January 1, 2001	3,411,653
Capital contributions	48,575
Distributions	(157,993)
Profit for the year	948,288
As at January 1, 2002	4,250,523
Capital contributions	497,738
Distributions	(227,608)
Profit for the year	499,610
As at January 1, 2003	5,020,263
Capital contributions (unaudited)	20,920
Distributions (unaudited)	(136,606)
Loss for the period (unaudited)	(1,252,522)
As at June 30, 2003 (unaudited)	3,652,055
Capital contributions (unaudited)	2,034,925
Distributions (unaudited)	(206,237)
Profit for the period (unaudited)	1,412,126
As at January 1, 2004	6,892,869
Capital contributions	17,084
Distributions	(40,969)
Profit for the period	788,352
As at June 30, 2004	7,657,336

Notes:

(a) As further described in Section 2, the combined results, combined balance sheets and combined cash flow statements of the Group have been prepared as if the Group had been in existence throughout the Relevant Periods. Upon the incorporation of the Company on September 30, 2004, the historical net value of the assets, liabilities and interests transferred to the Company were converted into the Company's share capital of RMB6,500 million of RMB1.00 each with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Accordingly, a capital reserve, being the difference between the amount of share capital issued and the historical net value of the assets, liabilities and interests transferred to the Company as at September 30, 2004, was presented in the reserves of both the Group and the Company. Separate classes of reserves, including retained profits of the Group prior to the incorporation of the Company (save for the amount as disclosed in note (c) below), were not separately disclosed as all of these reserves (save for the amounts as disclosed in notes (b) and (c) below) had been capitalised and incorporated in the capital reserve of the Group and the Company pursuant to the Restructuring.

(b) As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement (see Section 11(j) for details), the Group will make a payment of approximately RMB378 million to CNAHC. Therefore, this amount was not capitalised by the Group and the Company upon incorporation of the Company.

(c) In accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC (see Section 4(j)). The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau as detailed in Section 4(i). Pursuant to the Restructuring, such undistributed profits of the Group for the above period are attributable to CNAHC and the Company agreed to pay such amount to CNAHC by way of a distribution (see Section 4(j)). Therefore, this amount was not capitalised by the Group and the Company upon incorporation of the Company.

In addition, in accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG. Pursuant to the Restructuring, such undistributed profits of the Group for the above period are attributable to CNACG and the Company agreed to pay such amount to CNACG by way of a distribution (see Section 4(j)). Therefore, this amount was not capitalised by the Group and the Company upon incorporation of the Company.

(d) On September 9, 2004, CNAHC made a cash contribution of approximately RMB561 million to the Group.

(e) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB886 million to the Company which forms part of the Company's paid-up capital of RMB6,500 million.

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and articles of association of the Company, retained profits available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with the PRC GAAP and the amount determined in accordance with IFRS.

7. COMBINED CASH FLOW STATEMENTS

The combined cash flow statements of the Group for the Relevant Periods prepared on the basis set out in Section 2 above are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
CASH GENERATED FROM OPERATIONS *(Note a)*	8,454,654	6,659,247	7,787,224	1,252,391	2,964,270
Interest paid	(2,889,116)	(2,559,633)	(2,248,996)	(1,152,954)	(917,080)
Tax paid:					
Mainland China enterprise income tax paid	(25,785)	(23,220)	(17,032)	(18,244)	(14,419)
Overseas taxes paid	(1,496)	(7,310)	(10,550)	(1,384)	(657)
NET CASH INFLOW FROM OPERATING ACTIVITIES	5,538,257	4,069,084	5,510,646	79,809	2,032,114
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant and equipment	(3,384,759)	(2,189,464)	(3,065,218)	(670,900)	(1,401,166)
Proceeds from disposals of property, plant and equipment	947,201	291,045	164,873	201,680	18,177
(Increase)/decrease in lease prepayments	(5,081)	105	(4,939)	52	(40,200)
(Increase)/decrease in advance payments for aircraft and related equipment	671,815	(272,752)	(784,061)	(440,028)	58,963
Net cash settlements of derivatives	(16,826)	38,243	100,921	78,460	28,641
(Increase)/decrease in amounts due from associates	(99,025)	6,896	(18,406)	(92,661)	(20,070)
Increase/(decrease) in amounts due to associates	5,188	50,211	(27,522)	65,576	(442)
Increase in dividend receivable from an associate	–	–	–	–	(56,743)
(Increase)/decrease in time deposits with original maturity of more than three months	(25,784)	(27,629)	22,587	(1,090,130)	(1,015,001)
(Increase)/decrease in pledged deposits	(9,004)	(260,430)	(853,958)	10,216	1,106,925
Interest received	69,749	44,450	18,803	14,838	6,032
Capital contributions to associates	–	(7,014)	(4,000)	–	–
Dividends received on long-term investments	6,629	2,093	406	383	129
Dividends received from associates	120,783	248,579	90,551	38,055	108,993

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Net cash outflow from investing activities	(1,719,114)	(2,075,667)	(4,359,963)	(1,884,459)	(1,205,762)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES	3,819,143	1,993,417	1,150,683	(1,804,650)	826,352
CASH FLOWS FROM FINANCING ACTIVITIES					
New bank and other loans	5,672,347	8,566,170	10,205,236	6,846,170	6,937,744
Repayment of bank and other loans	(4,730,969)	(7,019,047)	(13,371,026)	(5,872,840)	(7,781,866)
Repayment of principal under finance lease obligations	(3,156,555)	(3,804,335)	(1,961,181)	(1,224,344)	(846,112)
Settlement of long-term payables	(197,783)	(182,632)	(132,509)	(87,098)	(80,259)
(Increase)/decrease in net balance due from CNAHC	1,739	(364,392)	1,276,384	15,434	(21,312)
Contributions by CNAHC	48,575	497,738	2,055,845	20,920	17,084
Distributions to CNAHC	(157,993)	(227,608)	(342,843)	(136,606)	(40,969)
Capital contributions received from minority shareholders	1,470	178,139	–	–	1,078,009
Dividends paid to minority shareholders	(12,140)	(33,326)	(14,639)	(8,934)	(6,125)
Receipt of government grants	68,596	72,967	77,338	38,225	40,739
Net cash outflow from financing activities	(2,462,713)	(2,316,326)	(2,207,395)	(409,073)	(703,067)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,356,430	(322,909)	(1,056,712)	(2,213,723)	123,285
Cash and cash equivalents at beginning of year/period	2,612,586	3,969,016	3,646,107	3,646,107	2,589,395
CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD	3,969,016	3,646,107	2,589,395	1,432,384	2,712,680

(a) **Cash flows from operating activities**

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Profit/(loss) before tax and minority interests	1,609,722	1,039,826	178,279	(1,931,473)	1,260,846
Adjustments for:					
Exchange (gains)/losses, net	(769,099)	345,242	456,094	40,022	8,834
(Gains)/losses on disposal of property, plant and equipment, net	181,243	(161,717)	(17,048)	(33,928)	15,948
(Gains)/losses on fuel derivatives, net	104,826	(85,243)	(169,921)	(112,117)	(76,641)
Dilution gain on investment in a subsidiary	–	(106,040)	–	–	–
Depreciation	3,242,618	3,251,571	3,377,472	1,667,350	1,715,396
Share of profits less losses from associates	(352,829)	(426,494)	(243,093)	110,864	(223,692)
Dividend income on long-term investments	(6,629)	(2,093)	(406)	(383)	(129)
Interest income	(69,749)	(44,450)	(18,803)	(14,838)	(6,032)
Interest expense	2,872,706	2,548,173	2,241,166	1,149,039	914,470
Provision for doubtful debts	5,122	2,427	12,144	9,055	1,447
Provision against inventories, net	56,722	14,742	24,090	23,910	11,277
Operating profit before working capital changes	6,874,653	6,375,944	5,839,974	907,501	3,621,724
(Increase)/decrease in inventories	(61,516)	(41,913)	2,228	33,789	(76,055)
(Increase)/decrease in trade receivables	82,931	(171,057)	(93,284)	132,865	(323,388)
(Increase)/decrease in amounts due from other CNAHC group companies	(26,790)	3,897	(32,309)	16,329	4,798
(Increase)/decrease in prepayments, deposits and other receivables	194,938	297,336	(77,792)	(111,791)	(661,535)
(Increase)/decrease in deposits for aircraft under operating leases	(40,818)	(46,805)	19,288	7,114	23,100
Increase/(decrease) in amounts due to other CNAHC group companies	7,890	4,347	(6,001)	(25,938)	(11,536)
Increase in trade payables	372,284	587,940	806,877	580,314	886,304
Increase/(decrease) in bills payable	162,442	206,325	900,820	(171,400)	(590,102)
Increase/(decrease) in other payables and accruals	666,881	(557,116)	41,676	115,792	31,480
Increase in provision for major overhauls	41,620	61,371	151,486	59,914	78,826
Increase/(decrease) in air traffic liabilities	174,942	(87,715)	276,883	(270,787)	6,426
Provision for early retirement benefit obligations	63,091	84,587	15,272	7,636	3,175
Recognition of deferred income	(57,894)	(57,894)	(57,894)	(28,947)	(28,947)
Cash generated from operations	8,454,654	6,659,247	7,787,224	1,252,391	2,964,270

(b) **Analysis of balances of cash and cash equivalents**

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Cash and bank balances	3,248,129	3,658,538	3,604,537	1,571,455	2,176,816
Less: Pledged bank balances	(22,115)	(256,930)	(1,117,852)	(261,726)	–
Non-pledged cash and bank balances	3,226,014	3,401,608	2,486,685	1,309,729	2,176,816
Non-pledged time deposits with original maturity of not longer than three months when acquired	743,002	244,499	102,710	122,655	535,864
	3,969,016	3,646,107	2,589,395	1,432,384	2,712,680

(c) **Notes to cash flow statements**

(i) In 2002, CNACG transferred its entire 51% shareholding interest in Air Macau (the shareholding interest of Air Macau is considered as if it had been directly held by the Company as of January 1, 2001 in accordance with the basis set out in Section 2 of this report) to CNAC, which was then a 70% owned subsidiary of CNACG, for an aggregate consideration of HK$665,000,000 (equivalent to approximately RMB704,900,000). Subsequent to the Disposal, the Group's effective shareholding interest in Air Macau was reduced from 51% to approximately 35% and, accordingly, a gain on deemed disposal of approximately RMB106,040,000 arose.

(ii) Certain share options previously granted by CNAC were exercised on April 4, 2002 for a gross proceed of HK$87,491,000 (equivalent to approximately RMB92,740,000). A gain arising from the deemed disposal of shareholding interests in CNAC of approximately RMB19,080,000 was resulted and recorded in other operating revenues.

8. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, support the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Six-month period ended June 30, 2004	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	14,948,542	128,798	129,527	104,153	-	15,311,020
Intersegment sales	-	314,367	-	70,319	(384,686)	-
Total revenues	14,948,542	443,165	129,527	174,472	(384,686)	15,311,020
PROFIT FROM OPERATIONS						
Segment results	1,664,760	41,585	94,553	25,627	-	1,826,525
Finance costs	(779,791)	(7,390)	(860)	(1,330)	-	(789,371)
Share of profits less losses from associates	162,804	(7,182)	72,470	(4,400)	-	223,692
Profit before tax	1,047,773	27,013	166,163	19,897	-	1,260,846
Tax						(391,438)
Minority interests						(81,056)
Net profit from operating activities attributable to shareholders						788,352
ASSETS						
Segment assets	52,743,456	1,001,076	261,016	869,494	(1,056,906)	53,818,136
Interests in associates	2,824,064	6,805	141,083	198,469	-	3,170,421
Unallocated assets						243,503
Total assets						57,232,060
LIABILITIES						
Segment liabilities	(46,544,277)	(582,186)	(232,170)	(646,672)	1,056,906	(46,948,399)
Unallocated liabilities						(51,005)
Total liabilities						(46,999,404)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	1,293,322	16,180	9,309	23,392	-	1,342,203
Depreciation of property, plant and equipment	1,679,158	19,566	9,470	7,202	-	1,715,396
Provision for doubtful debts						1,447
Provision against inventories, net						11,277

Six-month period ended June 30, 2003 (unaudited)	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	8,961,954	82,836	117,254	63,866	-	9,225,910
Intersegment sales	-	221,607	-	49,620	(271,227)	-
Total revenues	8,961,954	304,443	117,254	113,486	(271,227)	9,225,910
PROFIT/(LOSS) FROM OPERATIONS						
Segment results	(939,088)	2,051	89,782	11,599	-	(835,656)
Finance costs	(975,222)	(8,921)	(398)	(412)	-	(984,953)
Share of profits less losses from associates	(144,496)	(3,610)	36,506	736	-	(110,864)
Profit/(loss) before tax	(2,058,806)	(10,480)	125,890	11,923	-	(1,931,473)
Tax						535,263
Minority interests						143,688
Net loss from operating activities attributable to shareholders						(1,252,522)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	1,074,499	10,221	9,992	16,216	-	1,110,928
Depreciation of property, plant and equipment	1,632,352	19,606	8,158	7,234	-	1,667,350
Provision for doubtful debts						9,055
Provision against inventories, net						23,910

Year ended December 31, 2003	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	–	24,641,405
Intersegment sales	–	486,705	–	126,485	(613,190)	–
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	84,743	173,290	31,007	–	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	–	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	–	243,093
Profit/(loss) before tax	(159,342)	48,452	276,173	12,996	–	178,279
Tax						(89,781)
Minority interests						71,106
Net profit from operating activities attributable to shareholders						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	–	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,228)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	–	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	–	3,377,472
Provision for doubtful debts						12,144
Provision against inventories, net						24,090

Year ended December 31, 2002	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	24,435,795	152,868	180,464	214,550	–	24,983,677
Intersegment sales	–	552,037	–	137,436	(689,473)	–
Total revenues	24,435,795	704,905	180,464	351,986	(689,473)	24,983,677
PROFIT FROM OPERATIONS						
Segment results	3,069,934	87,255	56,312	70,878	–	3,284,379
Finance costs	(2,749,010)	(23,410)	(1,235)	(3,432)	–	(2,777,087)
Dilution gain on investment in a subsidiary	106,040	–	–	–	–	106,040
Share of profits less losses from associates	350,661	(10,865)	129,357	(42,659)	–	426,494
Profit before tax	777,625	52,980	184,434	24,787	–	1,039,826
Tax						(369,073)
Minority interests						(171,143)
Net profit from operating activities attributable to shareholders						499,610
ASSETS						
Segment assets	52,697,589	1,046,009	144,344	553,001	(573,171)	53,867,772
Interests in associates	2,596,644	(981)	108,319	198,858	–	2,902,840
Unallocated assets						624,000
Total assets						57,394,612
LIABILITIES						
Segment liabilities	(50,087,236)	(672,211)	(273,301)	(343,603)	573,171	(50,803,180)
Unallocated liabilities						(63,044)
Total liabilities						(50,866,224)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	2,387,864	16,119	31,186	27,047	–	2,462,216
Depreciation of property, plant and equipment	3,179,195	36,895	20,120	15,361	–	3,251,571
Provision for doubtful debts						2,427
Provision against inventories, net						14,742

Year ended December 31, 2001	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	22,216,516	195,314	162,253	162,369	–	22,736,452
Intersegment sales	–	410,014	–	122,298	(532,312)	–
Total revenues	22,216,516	605,328	162,253	284,667	(532,312)	22,736,452
PROFIT FROM OPERATIONS						
Segment results	3,101,049	93,683	52,470	38,903	–	3,286,105
Finance costs	(2,006,954)	(26,378)	(1,260)	5,380	–	(2,029,212)
Share of profits less losses from associates	235,507	(10,034)	132,785	(5,429)	–	352,829
Profit before tax	1,329,602	57,271	183,995	38,854	–	1,609,722
Tax						(552,660)
Minority interests						(108,774)
Net profit from operating activities attributable to shareholders						948,288
ASSETS						
Segment assets	53,130,054	1,050,762	140,621	437,802	(241,087)	54,518,152
Interests in associates	2,461,896	60,507	117,451	227,352	–	2,867,206
Unallocated assets						868,000
Total assets						58,253,358
LIABILITIES						
Segment liabilities	(51,741,789)	(686,994)	(165,348)	(271,813)	241,087	(52,624,857)
Unallocated liabilities						(60,689)
Total liabilities						(52,685,546)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	2,680,199	8,752	16,388	7,605	–	2,712,944
Depreciation of property, plant and equipment	3,165,849	43,064	18,055	15,650	–	3,242,618
Provision for doubtful debts						5,122
Provision against inventories, net						56,722

The following tables set forth additional information relating to the Group's airline operations for the years ended December 31, 2001, 2002, 2003 and for the six-month periods ended June 30, 2003 and June 30, 2004:

Six-month period ended June 30, 2004	**Airline operations**		
	Air China	**Air Macau**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	14,077,071	871,471	14,948,542
Intersegment sales	–	–	–
Total revenues	14,077,071	871,471	14,948,542
PROFIT FROM OPERATIONS			
Segment results	1,662,158	2,602	1,664,760

Six-month period ended June 30, 2003 (unaudited)	**Airline operations**		
	Air China	**Air Macau**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	8,384,815	577,139	8,961,954
Intersegment sales	–	–	–
Total revenues	8,384,815	577,139	8,961,954
LOSS FROM OPERATIONS			
Segment results	(750,913)	(188,175)	(939,088)

Year ended December 31, 2003	**Airline operations**		
	Air China	**Air Macau**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	22,478,217	1,432,083	23,910,300
Intersegment sales	–	–	–
Total revenues	22,478,217	1,432,083	23,910,300
PROFIT/(LOSS) FROM OPERATIONS			
Segment results	2,207,119	(211,895)	1,995,224

Year ended December 31, 2002	Airline operations Air China RMB'000	Air Macau RMB'000	Total RMB'000
REVENUES			
Sales to external customers	22,563,784	1,872,011	24,435,795
Intersegment sales	–	–	–
Total revenues	22,563,784	1,872,011	24,435,795
PROFIT FROM OPERATIONS			
Segment results	3,003,491	66,443	3,069,934

Year ended December 31, 2001	Airline operations Air China RMB'000	Air Macau RMB'000	Total RMB'000
REVENUES			
Sales to external customers	20,448,936	1,767,580	22,216,516
Intersegment sales	–	–	–
Total revenues	20,448,936	1,767,580	22,216,516
PROFIT FROM OPERATIONS			
Segment results	3,025,585	75,464	3,101,049

Geographical segments

The following tables present revenues information by geographical segments for the years ended December 31, 2001, 2002 and 2003 and for the six-month periods ended June 30, 2003 and June 30, 2004:

Six-month period ended June 30, 2004	Domestic RMB'000	HK/ Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUES							
Sales to external customers	7,864,516	893,250	2,032,439	1,504,764	1,566,052	1,449,999	15,311,020
Intersegment sales	–	–	–	–	–	–	–
Total revenues	7,864,516	893,250	2,032,439	1,504,764	1,566,052	1,449,999	15,311,020

Six-month period ended June 30, 2003 (Unaudited)	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	4,813,583	614,898	1,249,463	882,831	908,421	756,714	9,225,910
Intersegment sales	–	–	–	–	–	–	–
Total revenues	4,813,583	614,898	1,249,463	882,831	908,421	756,714	9,225,910

Year ended December 31, 2003	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405
Intersegment sales	–	–	–	–	–	–	–
Total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

Year ended December 31, 2002	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	11,867,153	2,017,989	3,486,348	2,254,448	3,081,052	2,276,687	24,983,677
Intersegment sales	–	–	–	–	–	–	–
Total revenues	11,867,153	2,017,989	3,486,348	2,254,448	3,081,052	2,276,687	24,983,677

Year ended December 31, 2001	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	11,609,440	1,991,941	2,511,333	1,491,146	3,020,252	2,112,340	22,736,452
Intersegment sales	–	–	–	–	–	–	–
Total revenues	11,609,440	1,991,941	2,511,333	1,491,146	3,020,252	2,112,340	22,736,452

9. DIRECTORS' AND SUPERVISORS' REMUNERATION

Save as disclosed in Section 4(g), no remuneration has been paid or is payable in respect of any of the Relevant Periods referred to in this report by the Company or any of the companies now comprising the Group, to the directors and supervisors of the Company. Under the arrangements currently in force, the estimated amount of directors' and supervisors' fees and other emoluments payable to the directors and supervisors of the Company for the year ending December 31, 2004 will be approximately RMB4.7 million, excluding discretionary bonuses payable under directors' and supervisors' service contracts.

10. ULTIMATE HOLDING COMPANY

The directors consider CNAHC, a company established in the PRC, as the ultimate holding company of the Company.

11. SUBSEQUENT EVENTS

(a) The companies now comprising the Group underwent a Restructuring in preparation for the listing of the Company's H Shares on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority. Further details of which are set out in Section 1 of this report.

(b) On September 9, 2004, CNAHC made a cash contribution of approximately RMB561 million to the Group which forms part of the Company's paid-up capital as disclosed in (d) below.

(c) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB886 million to the Company which forms part of the Company's paid-up capital as disclosed in (d) below.

(d) As described in Section 1 above, the Company was established in the PRC on September 30, 2004 with a paid-up capital of RMB6,500 million.

(e) In connection with the Restructuring, the Company and CNAHC entered into a number of agreements regarding related party transactions subsequent to June 30, 2004, further details of which are set out in the section headed "Connected transactions" in the Prospectus.

(f) On September 30, 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million of which was recorded by the Group as government grant receivable as at the end of each of the Relevant Periods (June 30, 2004: RMB866 million). This amount is unsecured, interest-free and repayable over eight years commencing from December 31, 2004 by 16 semi-annual instalments to be made by June 30 and December 31 each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million will be settled by December 31, 2004 and the final instalment amount of approximately RMB32 million will be settled by June 30, 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by June 30 and December 31 each year between 2005 and December 31, 2011.

(g) On February 28, 2004, CNAHC entered into a stock purchase agreement with Shandong Economic Development Investment Company (the "Shandong Aviation Agreement") to acquire a 42% equity interest in Shandong Aviation Group Corporation ("Shandong Aviation") for a consideration of approximately RMB290 million. Pursuant to the Shandong Aviation Agreement, CNAHC is required to make a further capital injection of approximately RMB105 million into Shandong Aviation, such that, upon completion of the aforesaid acquisition, CNAHC would hold a 48% equity interest in Shandong Aviation.

In addition to the above, on February 28, 2004, CNAHC entered into a stock purchase agreement with Shandong Aviation (the "Shandong Airlines Agreement") to acquire 22.8% equity interest in Shandong Airlines Co., Ltd. ("Shandong Airlines") from Shandong Aviation for a consideration of approximately RMB166 million.

Pursuant to the Restructuring Agreement entered into with CNAHC, CNACG and the Company, CNAHC would transfer to the Company all of its rights and liabilities under Shandong Aviation Agreement and Shandong Airlines Agreement and the Company would assume all of CNAHC's equity interest in Shandong Aviation and Shandong Airlines. On October 8, 2004, CNAHC transferred all of its rights and liabilities under the aforesaid acquisition agreements. As at the date of this report, all the pre-completion undertakings of Shandong Aviation Agreement and Shandong Airlines Agreement have not been fully fulfilled and, therefore, these acquisition agreements have not been completed as at the date of this report. Upon completion of the aforesaid acquisition agreements, Shandong Aviation and Shandong Airlines will be accounted for as associates of the Company and their financial statements will be equity accounted for in the Group's combined financial statements. Estimated goodwill arising on the above acquisitions is approximately RMB183 million (unaudited).

(h) On April 21, 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on April 26, 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On November 12, 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On April 20, 2004, Air China International Corporation entered into a stock transfer agreement with Hongkong Southwest Air Catering Limited ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to Hongkong Southwest Air Catering Limited for a consideration of approximately RMB17 million. On November 12, 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL reduced from 60% and 75% to approximately 41% and 41%, respectively.

(i) On August 19, 2004, Fly Top Limited entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSG Lufthansa Service Hong Kong Limited ("LLSHK"), a company incorporated in Hong Kong with limited liability ("CNACG Agreement") for a consideration of HK$89 million (equivalent to approximately RMB94.3 million); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LLSHK ("HKIAC Agreement") for a consideration of HK$24.5 million (equivalent to approximately RMB26 million).

As at the date of this report, all the pre-completion undertakings of CNACG Agreement and HKIAC Agreement have not been fully fulfilled and, therefore, these two acquisition agreements have not been completed as at the date of this report.

Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LLSHK is approximately 14%.

(j) As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group will make a payment of approximately RMB378 million to CNAHC, details of which are set out in Section 4(j).

(k) In accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNAHC and CNACG, details of which are set out in Section 4(j).

(l) Subsequent to June 30, 2004 and up to the date of this report, distribution totalling approximately RMB15 million was declared by a subsidiary of the Company.

(m) On July 25, 2004, the PRC government narrowed the shortfall guarantee for third-party war liability, from the range of US$50 million to US$1.25 billion, to the range of US$150 million to US$1.25 billion. The additional cost incurred as a result of such change in government policy will be approximately US$783,000 (equivalent to approximately RMB6.5 million) for the remaining year 2004.

(n) Certain counter-guarantees provided by CNAHC against certain of the Group's finance lease obligations, bank loans and operating lease arrangements in an aggregate amount of RMB7,609 million as at June 30, 2004 were released subsequently.

(o) Save as aforesaid, no other significant events took place subsequent to June 30, 2004.

12. SUBSEQUENT FINANCIAL STATEMENTS

No audited accounts have been prepared for the Company or any of the companies comprising the Group in respect of any period subsequent to June 30, 2004 and save as disclosed in this report, no dividend or other distribution has been declared, made or paid in respect of any period subsequent to June 30, 2004.

II. INDEBTEDNESS

The table below sets forth the Group's total outstanding indebtedness as at December 31, 2004.

		As at December 31, 2004		
	Notes	**Repayable Within One Year** *RMB*	**Repayable After One Year** *RMB* *(in millions)*	**Total** *RMB*
Bank and other loans	*(1)*	8,928	12,897	21,825
Finance lease obligations	*(2)*	1,705	10,576	12,281
Bills payable		362	–	362
Total		10,995	23,473	34,468

	As at December 31, 2004 Total Indebtedness *RMB* *(in millions)*
Indebtedness denominated in U.S. dollars (US$2,687 million)	22,238
Indebtedness denominated in Japanese yen (Japanese yen 48,108 million)	3,834
Indebtedness denominated in Renminbi	8,396
Total	34,468

Notes:

(1) The Group's bank loans of approximately RMB13,710 million were secured by mortgages over certain of the Group's assets (consisting of aircraft and related equipment and bank deposits) in the amount of approximately RMB16,650 million as of December 31, 2004. Certain commercial banks have provided guarantees in the amount of approximately RMB8,294 million to which certain major PRC state-owned banks have provided counter-guarantees in the amount of RMB5,943 million.

(2) The Group's finance lease obligations of approximately RMB12,281 million were secured by certain of the Group's assets (consisting of aircraft and bank deposits) in the amount of approximately RMB12,015 million as of December 31, 2004. Certain commercial banks have provided guarantees in the amount of approximately RMB14,785 million to which certain major PRC state-owned banks have provided counter-guarantees of RMB3,074 million.

As of December 31, 2004, CNAHC provided counter-guarantees for certain of the Group's finance lease obligations and bank loans in an aggregate amount of approximately RMB2,376 million. In addition, CNAF, an associate of the Group, provided counter-guarantees for certain of the Group's finance lease obligations and bank loans in an aggregate amount of approximately RMB4,737 million.

As of December 31, 2004, certain of the Group's bank deposits in the amount of approximately RMB36 million were pledged against the Group's aircraft operating leases and financial derivatives.

Except as disclosed above, as at December 31, 2004, the Group did not have any outstanding mortgages, charges, pledges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits or any guarantees.

Contingent liabilities

Pursuant to the restructuring of CNAHC in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited and the Official List of the UK Listing Authority, the following legal matters and litigation set out in items (i) to (iii) below were transferred to or assumed by the Company upon its incorporation. As of December 31, 2004, the Group had the following contingent liabilities:

(i) Pursuant to the agreement for the restructuring (the "Restructuring Agreement") entered into by the Company with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(ii) On April 15, 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities among 166 passengers and crew members aboard the Boeing 767 aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of this circular. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any

possible appeal actions. Although the outcome of the outstanding and possible future litigation cannot be ascertained as at the date of this circular, it is anticipated that the costs of settling the above-mentioned claims and other incidental costs incurred will be covered by the master policy underwritten by an insurance company maintained by the General Administration of Civil Aviation of China on behalf of Air China International Corporation. Up to December 31, 2004, approximately RMB31 million and approximately RMB64 million of the passenger liability claimed and the auxiliary costs incurred, respectively, have been prepaid by Air China International Corporation or the Company, of which approximately RMB74 million has been recovered from the Company's insurer as at the date of this circular. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to September 30, 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(iii) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) ("Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, has been claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on May 3, 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date for hearing of the appeal has been fixed on July 28, 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(iv) The Group has issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31, 2004 *RMB* *(in millions)*
Associates	317

(v) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans for RMB4,737 million as disclosed above, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31, 2004 *RMB* *(in millions)*
Related parties	106
Third parties	88
Total	194

Except for as disclosed above, the directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since December 31, 2004.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules are as follows:

Name of interested party	Name of Group member	Number of shares interested	Approximate percentage of shareholding
Zhang Xianlin	CNAC	33,126,000	1%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies. For this purpose, the relevant provisions of the SFO will be interpreted as if they applied to the Company's Supervisors.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO or otherwise persons who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

The Company

Name of shareholder	Type of shareholding	Type of shares	Number of shares held	% of the total issued H shares of the Company	% of the total issued share capital of the Company	% of the total issued domestic shares of the Company	Short position
CNAHC	Direct holding	Domestic shares	4,826,195,989	–	51.16%	100%	–
CNACG	Direct holding	Non-H foreign shares	1,380,482,920	–	14.64%	–	–
Cathay Pacific	Direct holding	H shares	943,321,091	29.24%	10.00%	–	–
HKSCC	Direct holding	H shares	2,193,060,909	67.97%	23.25%	–	–

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. Among the 2,193,060,909 H shares held by HKSCC Nominees Limited, Wellington Management Company, LLP had an interest in 153,112,100 H shares of the Company (representing approximately 5.45% of its then total issued H shares).

2. Among the 2,193,060,909 H shares held by HKSCC Nominees Limited, Aranda Investments (Mauritius) Pte Ltd. had an interest in 292,000,000 H shares of the Company (representing approximately 10.40% of its then issued H shares).

3. Among the 2,193,060,909 H shares held by HKSCC Nominees Limited, Temasek Holdings (Private) Limited had an interest in 399,950,000 H shares of the Company (representing approximately 14.25% of its then issued H shares), out of which the interest in 292,000,000 H shares were held through Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares were held through Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited, respectively.

The Subsidiaries

Name of subsidiary	Name of shareholder	Type of shareholding	Approximate % of shareholding
Air Macau	CNAC	Direct shareholding	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	Direct shareholding	15%
Ameco	Lufthansa	Direct shareholding	40%
Air China Cargo	Capital Airport Holding Company	Direct shareholding	24%
Air China Cargo	CITIC Pacific	Direct Shareholding	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. MATERIAL CONTRACTS

Except as disclosed in the section headed "Further Information of our Business – Summary of Material Contract" of Appendix IX to the Company's prospectus dated 3 December 2004, no material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

5. LITIGATION

As at the Latest Practical Date, other than as set out in the section headed "Business – Safety" and Note 5(r) to the Accountant's Report in the prospectus of the Company dated 3 December 2004, there was no litigation or claims of material importance pending or threatened against any member of the Group.

6. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 30 June 2004, the date to which the latest published audited Financial Statements of the Group were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Group.

(b) None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

7. SERVICE CONTRACTS

Except as disclosed in the section headed "Further Information about our Directors and Supervisors – Particulars of Directors' and Supervisors' Service Agreements" in Appendix IX to the Company's prospectus dated 3 December 2004, none of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

8. NO MATERIAL ADVERSE CHANGE

The Directors confirm that other than the items described in Notes 4(iii), (v) and (vi) to the Pro Forma Statement of Net Assets in the section headed "Financial Information – Pro Forma Statement of Net Assets" of the prospectus of the Company dated 3 December 2004, there has been no material adverse change in the Company's financial or trading position since 30 June 2004, being the date to which the latest published audited accounts of the Company have been made up.

9. PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 72 of the Articles of Association of the Company, at any general meeting of shareholders of the Company a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. More details of the procedure for demanding a poll were set out in Appendix VIII "Summary of Articles of Association" to the Company's prospectus dated 3 December 2004.

10. MISCELLANEOUS

(a) The joint secretaries of the Company are Fan Cheng and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Chan Wai Kwong Joel. Mr. Chan is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9/F, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, China.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 5th Floor, CNAC House, 12 Tung Fai Road, Hong Kong International Airport, Hong Kong up to and including 17 March 2005:

(a) the articles of association of the Company; and

(b) the audited financial information of the Group, the text of which is set out in Appendix I to this circular.

Attachment 32



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2005 will be held at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC for the following purposes:

1. To consider and approve the report of the Board of Directors of the Company for the year 2005;

2. To consider and approve the report of the Supervisory Committee of the Company for the year 2005;

3. To consider and approve the audited consolidated financial statements of the Company for the year 2005;

4. To consider and approve the profit distribution proposal for the year 2005 as recommended by the Board of Directors of the Company;

5. To elect Mr. Christopher Dale Pratt as a non-executive director of the Company;

6. To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2006 and to authorise the Board of Directors of the Company to fix their remuneration thereof;

7. To consider and approve the following resolutions as special resolutions:

   7A. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Board of Directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Board of Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the amount of additional Domestic Shares and overseas-listed foreign invested Shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company's existing Domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d) for the purpose of special resolution 7A:

"Relevant Period" means the period from the passing of special resolution 7A until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12 months period following the passing of special resolution 7A; and

(iii) the revocation or variation of the authority given to the Board of Directors of the Company under this special resolution by a special resolution of the Company's shareholders in general meetings.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the Board of Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7B. "**THAT** the Board of Directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of shares authorised under special resolution 7A, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

7C. "**THAT** amendments to the articles of association of the Company in respect of its business be and is hereby approved as follows:

The existing Article 12 of "The primary scope of business of the Company covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage air transportation; domestic and international public services flights, aircraft management, aircraft maintenance, agency services for airlines, ground services associated with core businesses and air courier services and provision of duty-free commodities onboard."

are replaced by the following:

"The primary scope of business of the Company covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage air transportation; domestic and international public services flights, aircraft management, aircraft maintenance, agency services for airlines, ground services associated with core businesses and air courier services, provision of duty-free commodities onboard, and onboard sales of commodities (subject to approval by the State Administration for Industry and Commerce)."

This special resolution 7C is subject to approval by the relevant authorities of the State."

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, PRC, 28 April 2006

As at the date of this Announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. **Brief information and eligibility of the candidate of non-executive director**

Mr. Christopher Dale Pratt, CBE, aged 49, has been Chairman and a Director of Cathay Pacific Airways Limited since February 2006. He is also Chairman of Swire Pacific Limited and John Swire & Sons (H.K.) Limited, and a Director of Swire Properties Limited. He joined John Swire & Sons Limited in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea. He served as Executive Director of Swire Pacific Limited's Trading and Industrial Division from 2000 to 2005. He has an honours degree in modern history from Oxford University.

Mr. Christopher Dale Pratt has not held any directorship in any other listed companies or taken up a post in any affiliated companies of the Company in the past three years. Further, Mr. Christopher Dale Pratt does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Christopher Dale Pratt does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). There is no information to be disclosed on items from (h) to (v) in Rule 13.51(2) of the Listing Rules. No other matter needs to be brought to the attention of the Shareholders in respect of the Company and its directors and supervisors of the Company.

Mr. Christopher Dale Pratt will not receive any compensation for his service as a director of the Company. The term of his office shall commence upon the approval by the AGM of the appointment and shall end on the expiry of the term of the current session of the Board.

2. **Closure of register of members**

Holders of H Shares of the Company are advised that the register of members of the Company will close from 13 May 2006 to 12 June 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. Shareholders of the Company whose names appear in the register of members of the Company at the close of business on 12 May 2006 may attend the annual general meeting after completing the registration procedures. In order to qualify for attendance at the annual general meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 12 May 2006. The final dividends are expected to be paid around 30 June 2006 after its approval by the annual general meeting.

3. Registration procedures for the annual general meeting

Shareholders who intend to attend the annual general meeting have to deliver the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 23 May 2006.

4. Proxy

i. Any shareholder of the Company entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his behalf. A proxy need not be a shareholder of the Company.

ii. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of Domestic Shares and non-H Foreign Shares, the form of proxy together with the notarised power of attorney or other document of authorisation (if any) must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. For holders of H Shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period. Return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting if he so wishes.

iii. If more than one proxy is appointed, such proxies shall only be entitled to vote by poll.

iv. Shareholders or their proxies are required to produce their identification documents when attending the annual general meeting.

5. Miscellaneous

i. It is expected that the annual general meeting will last for not more than half a day. All attending shareholders shall arrange for their transportation and accommodation and shall bear all their own expenses in connection with their attendance.

ii. The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC

Tel: 86-10-6458 0753
Fax: 86-10-6458 5095

Contact Person: Mr. Zhou Wu

iii. The address of the Company's H Share registrar:

Computershare Hong Kong Investor Services Limited
Room 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 33

Investor

Investment Service Centre

Listed Companies Information

AIR CHINA<00753> - Unusual volume movement

The Stock Exchange has received a message from Air China Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save as disclosed in the 2005 annual results announcement of the Company dated 18 April 2006 and the major transaction announcement dated 20 April 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company whose directors individually and jointly accept responsibility for the accuracy of this statement.
Air China Limited

Zheng Baoan Li Man Kit
Joint Company Secretaries
Beijing, PRC
21 April 2006

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry*, Wu Zhipan* and Zhang Ke*

* Independent non-executive director of the Company"

Attachment 34



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

MAJOR TRANSACTION: PURCHASE OF 15 BOEING 737 AIRCRAFT

The Company hereby announces that on 19 April 2006, the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 737 aircraft from Boeing Company.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 19 April 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 737 aircraft from Boeing Company. The Boeing Aircraft Purchase Agreement was entered into pursuant to a framework agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation on 11 April 2006 (the ***2006 Framework Agreement***).

The details of the Transaction are summarized as follows:

Date of the Transaction:

19 April 2006

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii)Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 15 Boeing 737 aircraft

Consideration:

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$982.8 million (HK$7,626.5 million). The aircraft price is subject to price escalation by applying a formula. Boeing has granted to the Company significant price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by the Company, including the market condition, the type, number and delivery schedule of aircraft being purchased, and the terms of the 2006 Framework Agreement, the extent of the price concessions granted to the Company in the Transaction is comparable with the price concessions that the Company had obtained in the previous aircraft purchase entered into between the Company and Boeing Company on 8 August 2005 (the ***2005 Aircraft Purchase***). The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rule 14.58(4) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

The Boeing Aircraft Purchase Agreement was signed pursuant to the 2006 Framework Agreement. The 2005 Aircraft Purchase was entered into pursuant to an umbrella agreement entered into between Boeing Company and airline companies including the Company in January 2005. The aircraft purchase agreement entered into between the Company, AIE and Boeing Company on 17 January 2006 (the ***2006 Aircraft Purchase***) was entered into pursuant to an umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase and 2006 Aircraft Purchase. Accordingly, the Transaction, the 2005 Aircraft Purchase and the 2006 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from early 2009 to 2010.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	15 Boeing 737 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 19 April 2006 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States

"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NDRC"	the National Development and Reform Commission of the People's Republic of China
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 19 April 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 35

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国国际航空公司
AIR CHINA

AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)


CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)


中航興業有限公司

CHINA NATIONAL AVIATION COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)



CITIC Pacific Limited
中信泰富有限公司

CITIC PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)


SWIRE PACIFIC

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

Joint Announcement

This announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

This joint announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

The discussions between Air China and Cathay Pacific about operational cooperation are designed to strengthen cooperation between them in various business and operational areas. It is intended that Dragonair is to maintain its brand and identity and that it will remain a principal airline in the Hong Kong and China mainland aviation markets.

In the meantime, shareholders of and potential investors in Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific are recommended to exercise caution when dealing in or investing in the shares of Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific.

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Air China"	Air China Limited (Stock Code: 753), a company incorporated in the PRC with primary listing on the Stock Exchange and secondary listing on the Official List of the UK Listing Authority;
"Cathay Pacific"	Cathay Pacific Airways Limited (Stock Code: 293), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CITIC Pacific"	CITIC Pacific Limited (Stock Code: 267), a company incorporated in Hong Kong and listed on the Stock Exchange;

"CNAC"	China National Aviation Company Limited (Stock Code: 1110), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAHC"	China National Aviation Holding Company;
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong and an airline based in Hong Kong;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Swire Pacific"	Swire Pacific Limited (Stock Codes: 19 and 87), a company incorporated in Hong Kong and listed on the Stock Exchange.

Directors
As at the date of this announcement, the directors of Air China are:
Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay Pacific are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC are:
Executive Directors: Kong Dong (Chairman), Chuang Shi Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lik, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais);
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of Swire Pacific are:

Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho and Keith Kerr;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Clement Kwok, Chien Lee, Marjorie Yang, Michael Sze and Vincent Cheng.

By Order of the Board
Air China Limited
Zheng Baoan   Li Man Kit
Joint Company Secretaries
Beijing, 10th April 2006

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
China National Aviation Company Limited
Li Man Kit
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

Please refer to the published version of this announcement in South China Morning Post and The Standard.

Attachment 36



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Announcement of the Resolutions Passed at the Domestic Shareholders Class Meeting, Foreign Shareholders Class Meeting and the Extraordinary General Meeting and Appointment of Director

- The Board of the Company is pleased to announce the results of the resolutions passed at the Domestic Shareholders Class Meeting, Foreign Shareholders Class Meeting and the EGM of the Company held on 28 March 2006.
- The Domestic Shareholders and Foreign Shareholders have passed the resolutions in relation to the A Share Issue.
- The Shareholders have passed all the resolutions at the EGM in relation to the A Share Issue, the proposed amendments to the articles of association of the Company, the rules and procedures for general meetings, board meeting, meeting of supervisors and connected transaction decision making system and the appointment of Mr. Jia Kang as an independent non-executive director of the Company.

The board of directors (the "Board") of Air China Limited (the "Company") is pleased to announce that the domestic shareholders class meeting ("Domestic Shareholders Class Meeting"), the foreign shareholders class meeting (the "Foreign Shareholders Class Meeting") and the extraordinary general meeting ("EGM") was held on Tuesday, 28 March 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC.

The holders of domestic shares of the Company (the "Domestic Shareholders") and the holders of non-H foreign shares and H shares (the "Foreign Shares") of the Company (the "Foreign Shareholders") have passed the resolutions in relation to the public offering of not more than 2.7 billion A shares by the Company in the PRC at the respective class meetings (the "A Share Issue"). The shareholders of the Company (the "Shareholders") have passed all the resolutions at the EGM in relation to the A Share Issue, the proposed amendments to the articles of association of the Company (the "Articles of Association"), the rules and procedures for general meetings, board meeting, meeting of supervisors and connected transaction decision making system and the appointment of Mr. Jia Kang as an independent non-executive director of the Company.

THE FOREIGN SHAREHOLDERS CLASS MEETING

Pursuant to the notice of Foreign Shareholders Class Meeting dated 9 February 2006, the Foreign Shareholders Class Meeting was held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006.

The number of issued Foreign Shares of the Company as at the date of the Foreign Shareholders Class Meeting was 4,607,014,920 shares, which was the total number of shares entitling the Foreign Shareholders to attend and vote for or against any of the resolutions proposed at the Foreign Shareholders Class Meeting. There were no restrictions on any Foreign Shareholder of the Company casting votes on any of the proposed resolutions at the Foreign Shareholders Class Meeting. The Foreign Shareholders and authorized proxies holding an aggregate 3,092,152,049 shares, representing 67.12% of the total voting Foreign Shares of the Company were present at the Foreign Shareholders Class Meeting. The holding of the Foreign Shareholders Class Meeting was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association. The Foreign Shareholders Class Meeting was chaired by Mr. Li Jiaxiang, the chairman of the Company.

The poll results in respect of the proposed resolutions at the Foreign Shareholders Class Meeting were as follows:

<table>
<tr><th rowspan="2">SPECIAL RESOLUTION</th><th colspan="2">Votes of Foreign Shareholders</th></tr>
<tr><th>For</th><th>Against</th></tr>
<tr><td rowspan="4">Conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the EGM, the public offering of not more than 2.7 billion A Shares of the Company in the PRC was approved.</td><td>3,066,653,049
(99.18%)</td><td>25,499,000
(0.82%)</td></tr>
<tr><td colspan="2">Votes of holders of H Shares</td></tr>
<tr><td>For</td><td>Against</td></tr>
<tr><td>1,686,170,129
(98.51%)</td><td>25,499,000
(1.49%)</td></tr>
<tr><td colspan="3">As more than two-thirds of the votes of Foreign Shareholders and that of holders of H Shares attending the meeting were cast in favor of this resolution, the resolution was duly passed as a special resolution.</td></tr>
</table>

THE DOMESTIC SHAREHOLDERS CLASS MEETING

Pursuant to the notice of the Domestic Shareholders Class Meeting dated 9 February 2006, the Domestic Shareholders Class Meeting was held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006. The number of issued domestic shares as at the date of the Domestic Shareholders Class Meeting was 4,826,195,989 shares, which was the total number of shares entitling the Domestic Shareholders to attend and vote for or against the resolutions considered at Domestic Shareholders Class Meeting. There were no restrictions on any Domestic Shareholder of the Company casting votes on any of the proposed resolutions at the Domestic Shareholders Class Meeting. China National Aviation Holding Company ("CNAHC"), the controlling shareholder of the Company and the sole Domestic Shareholder of the Company, was entitled to attend and vote for or against the resolutions considered at such class meeting. CNAHC was present at the Domestic Shareholders Class Meeting. This holding of the Domestic Shareholders Class Meeting was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association. The Domestic Shareholders Class Meeting was chaired by Mr. Li Jiaxiang, the chairman of the Company.

The poll results in respect of the proposed resolution at the Domestic Shareholders Class Meeting were as follows:

SPECIAL RESOLUTION	Votes of Domestic Shareholders	
	For	Against
Conditional upon the approval of the same by the Foreign Shareholders Class Meeting and by shareholders of the Company at the EGM, the public offering of not more than 2.7 billion A Shares of the Company in the PRC was approved.	4,826,195,989 (100.00%)	0.00 (0.00%)
As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

THE EXTRAORDINARY GENERAL MEETING

Pursuant to the notice of EGM of the Company dated 9 February 2006, the EGM was held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006. The number of issued shares of the Company as at the date of the EGM was 9,433,210,909 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM. There were no restrictions on any Shareholder casting votes on any of the proposed resolutions at the EGM. Shareholders of the Company and authorized proxies holding an aggregate 7,918,348,038 shares, representing 83.94% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association. The EGM was chaired by Mr. Li Jiaxiang, the chairman of the Company.

The poll results in respect of the proposed resolution at the EGM were as follows:

SPECIAL RESOLUTION			Votes of Shareholders	
			For	Against
1.	Each of the following resolutions in relation to A Share Issue of the Company approved:			
	(1)	Class of Shares: RMB denominated ordinary shares (i.e. A Shares);	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(2)	Nominal value: RMB1.00 each;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(3)	Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

	(4)	Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue.	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(5)	Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(6)	Place of listing: Shanghai Stock Exchange;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(7)	The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;	7,892,593,038 (99.67%)	25,495,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(8)	The Board of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(9)	The Board of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

	(10)	This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last.	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
2.	It was approved that subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied.		7,892,589,038 (99.67%)	25,499,000 (0.33%)
	As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.			
3.	It was approved that subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular and to authorise the Board to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue. The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.		7,918,055,038 (99.99%)	33,000 (0.01%)
	As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.			

			For	Against
4.	The following rules, as amended, was approved and adopted, details of which are set out in Appendices II, III, and IV to the Circular and shall come into effect upon the effectiveness of the amendments to the Articles of Association in the above Special Resolution 3, as part of the Articles of Association subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue:			
	(1)	The Rules and Procedures for Shareholders' General Meetings	7,918,059,038 (99.99%)	29,000 (0.01%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(2)	The Rules and Procedures for Board Meetings	7,918,059,038 (99.99%)	29,000 (0.01%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(3)	The Rules and Procedures for Meetings of Supervisors	7,918,059,038 (99.99%)	29,000 (0.01%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
5.	The following amendment to the Articles of Association in respect of number of directors was approved: Article 93 of existing Articles of Association which provides that "...the Company shall have a Board which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board which is composed of 12 Directors...".		7,918,057,038 (99.99%)	31,000 (0.01%)
	As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.			

ORDINARY RESOLUTIONS		Votes of Shareholders	
		For	Against
6.	It was approved that subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, Mr. Jia Kang was appointed as an independent non-executive director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board and to authorize the Board to fix Mr. Jia Kang's emoluments.	7,918,057,038 (99.99%)	31,000 (0.01%)
	As more than 50% of the votes were cast in favor of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	The Connected Transaction Decision Making System was approved and adopted, details of which are set out in Appendix V to the Circular and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3.	7,918,057,038 (99.99%)	31,000 (0.01%)
	As more than 50% of the votes were cast in favor of this resolution, the resolution was duly passed as an ordinary resolution.		

Ernst & Young (the auditors of the Company) was the scruntineer for the vote-taking at the Domestic Shareholders Class Meeting, the Foreign Shareholders Class Meeting and the EGM.

Mr. Jia Kang had been elected by the EGM as independent non-executive director of the Company.

The appointment of Mr. Jia Kang as director of Company will become effective after the relevant procedures for the approval and/or registration or filing in the PRC for the amendment to the Articles of Association set out in Special Resolution 5 that was passed in the EGM have been completed. Mr. Jia will enter into a service contract with the Company, which is effective until the expiration of the term of the current session of the Board. The Board will determine his remuneration with reference to his duty, responsibilities, experience as well as the current market situations. Mr. Jia Kang has not held any directorship in any other listed companies or taken up a post in any affiliated companies of the Company in the past three years. Further, Mr. Jia Kong does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Jia Kong does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). There is no information to be disclosed on items from (h) to (v) in Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong. No other matter needs to be brought to the attention of the Shareholders in respect of the Company and its directors and supervisors of the Company.

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 29 March 2006

Brief information of the appointed director of the Company

Mr. Jia Kang, aged 51, is the head of Financial Science Research Institute of Ministry of Finance. Mr. Jia holds a Doctor's Degree of Economic and works as vice chairman of China Financial Association and a director of China Tax Association and China State Bonds Association. Mr. Jia is also the visiting professor of China Renmin University, State Administration Institute and Xiamen University. Mr. Jia has participated in the researches relating to state economic planning and is the author of a large number of economic publications.

"Please also refer to the published version of this announcement in the South China Morning Post"



Attachment 37



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CONTINUING CONNECTED TRANSACTIONS

Further to the announcement of the Company dated 18 November 2005 and with reference to the CNAC Announcement dated 20 March 2006, the Company would like to announce further details on the Airport Fees Transactions, which are connected transactions entered into between Air Macau and associates of STDM.

Air Macau is a 51% indirectly-owned subsidiary of CNAC. CNAC is an approximately 68.4% directly-owned subsidiary of the Company, whose shares are listed on the Stock Exchange. Therefore, the Airport Fees Transactions also constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios for each of the Airport Fees Transactions under the Listing Rules is less than 2.5%, each of the Airport Fees Transactions is only subject to the reporting, announcement and annual review requirements under Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

Further to the announcement of the Company dated 18 November 2005 and with reference to the CNAC Announcement, the Company would like to set out below further details regarding the transactions between Air Macau and the associates of STDM that constitute continuing connected transactions of the Company for the purpose of the Listing Rules:

(A) AIRPORT FEES TRANSACTION

1. Airport Charges

In Air Macau's normal and ordinary course of business, it incurs a number of airport charges on a daily basis for the use of facilities and services at the Macau International Airport. These airport charges, which are approved and published by the Macau Government, include, inter alia, landing charge, loading charge, parking charge, airport charge, loading bridge charge, and other ancillary fees.

On 17 March 2006, Air Macau and ADA, being the authorized agent responsible for the global management and provision of operational services to MIAC, including the collection of Airport Charges, entered into a legally binding acknowledgement pursuant to which it was acknowledged by Air Macau and ADA that:

(a) MIAC provides certain facilities and services to Air Macau at a price by reference to the rates published by the Macau Government, namely, Portaria n.o 282/96/M of 11 November as revised by Portaria n.o 152/98/M, of 15 June, and, Ordem Executiva n.o 36/2004, as amended, supplemented or otherwise modified from time to time (the "Macau Gazette"); and

(b) payment of all amounts of the Airport Charges are due from Air Macau to ADA in accordance to the provisions set out in the Macau Gazette.

The Airport Charges relates to payment of fees to ADA/ MIAC in Air Macau's ordinary course of business in compliance with the laws and regulations of Macau. Currently there is no regulatory mechanism which allows Air Macau to bind the Macau Government or ADA or MIAC to fix a duration for such transactions via commercial negotiation with the Macau Government or ADA or MIAC.

On or before a date expiring three years from the date of this announcement the Company will, if required under the Listing Rules, re-determine the annual cap for the Airport Charges for the forthcoming three financial years, publish an announcement and/or seek independent shareholders' approval of the Company in respect of the Airport Charges or otherwise comply with the then requirements under the Listing Rules.

2. Airport Fees

In respect of Air Macau's operation at the Macau International Airport, Air Macau entered into the Airport License on 9 September 2004 and 1 the Proposed Airport License with MIAC with a term of one year (which will be automatically renewed for another year unless it is terminated by either party by way of 90 days prior written notice) and one year respectively. The current term of the Airport License will expire on 7 September 2006 and the term of the Proposed Airport License will expire on 28 February 2007.

Pursuant to the Airport License and the Proposed Airport License, MIAC licensed certain floor space (including ticketing and check-in counters, operation/traffic service offices, and lounges) at the Macau International Airport to Air Macau. The current monthly license fee payable by Air Macau amounts to approximately MOP 600,000 (equivalent to approximately HK$583,000) per month (amounting to approximately MOP 7.2 million (equivalent to approximately HK$7 million) per annum).

The amounts payable as Airport Fees are calculated by reference to rates published by the Macau Government in the government gazette.

The Airport Charges and Airport Fees for each of the four years ended 31 December, 2002, 2003, 2004 and 2005 were HK$81,045,000, HK$51,927,000, HK$69,337,000 and HK$86,343,000 (unaudited figure) respectively. Such transaction amounts were within the relevant cap amount granted to CNAC for the relevant financial year.

Both the Airport Charges and the Airport Fees are invoiced and collected by ADA, a 51% owned subsidiary of CNACAL which in turn is wholly-owned subsidiary of CNACG, on behalf of MIAC, the developer and owner of Macau International Airport. Since CNAC and CNACAL are both subsidiaries of CNAH, ADA is a connected person of CNAC. Furthermore, STDM, which has a 14% shareholding interest in Air Macau, has an approximately 33% shareholding in MIAC and hence, MIAC is also a connected person of CNAC. As a result, the payment of the Airport Charges and the Airport Fees will constitute connected transactions for CNAC under the Listing Rules. As CNAC is a non-wholly owned subsidiary of the Company, the payment of the Airport Charges and the Airport Fees will also constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since ADA does not receive any benefit or additional fee from the Group in respect to the collection of the Airport Charges and Airport Fees on behalf of MIAC, ADA, CNACAL, CNACG, CNAH and their respective associates are not deemed to have a material interest in the Airport Fees Transaction.

The Board has considered and proposed that the cap for the annual volume of the Airport Charges and the Airport Fees for each of the three years ending 31 December, 2006, 2007 and 2008 shall be HK$130 million, HK$160 million and HK$200 million, respectively. Reference is also made to the corresponding cap proposed by the board of CNAC in the CNAC Announcement. As the aggregate annual Airport Charges and Airport Fees payable by Air Macau represents less than 2.5% of the applicable percentage ratios of the Company, the payment of the Airport Charges and the Airport Fees

is, according to Rule 14.34(1), only subject to the reporting, announcement and annual review requirements set out in Listing Rules 14A45 to 14.47 and Rules 14A.37 to 14A.40 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The cap proposed for the Airport Fees Transaction is determined with reference to (a) the rates published by the Macau Government in the government gazette; (b) the previous transactions and figures which are published in CNAC's annual reports in 2002 to 2005; and (c) the growth in passenger uplift as projected by the management of Air Macau. Neither ADA nor MIAC has the ability to vary such rates without the prior approval of the Macau Government.

(B) REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

The Airport Fees Transaction relates to payment of fees to ADA/ MAIC in Macau is in CNAC and its subsidiaries' ordinary course of business in compliance with the laws and regulations of Macau. As Air Macau is an airliner based in Macau and Macau International Airport is the only airport in Macau, it is in the ordinary course of business of Air Macau the use the facilities and services and license certain floor space at the Macau International Airport. Air Macau entered into the Airport Fees Transaction for the purpose of operating its business.

The Board, including the independent non-executive directors of the Company, consider that the Airport Fees Transactions and the Airport Fees Transaction Annual Cap are fair and reasonable and in the interests of the Company and its shareholders taken as a whole, and have been negotiated on an arm's length basis in the usual and ordinary course of business on normal commercial terms and on terms no more favourable than would have been with independent third parties.

(C) BUSINESS OF THE GROUP

The Group is principally engaged in the provision of air passenger, air cargo and airline-related services.

(D) INFORMATION ON CONNECTED PERSONS

MIAC is the owner of the Macau International Airport.

CNAC is an investing holding company with investments principally engaged in the provision of air transportation services through Dragonair and Air Macau, airline catering services, airport ground handling services and logistics services.

CNACG is an investment holding company with investments principally engaged in travel services, air cargo terminals and other aviation related businesses.

CNAH is principally engaged in the business of investment holding in airline-related businesses, provision of financial services, hotel operations, construction, media and advertising.

DEFINITIONS

"ADA"	Administration of Airports Limited, a 51% owned subsidiary of CNAC (Macau) Aviation Limited (a wholly-owned subsidiary of CNACG)
"Air Macau"	Air Macau Company Limited, a company incorporated in Macau with limited liability and a 51% indirectly-owned subsidiary of the Company
"Airport Charges"	the airport charges determined by the Macau Government for use of certain facilities and services at the Macau International Airport which includes, inter alia, landing charge, loading charge, parking charge, passenger charge, passenger tax, airport charge, loading bridge charge and other ancillary fee
"Airport License"	the airport license entered into between Air Macau and MIAC on 8 September 2004 in respect to the license of certain floor space by Air Macau at the Macau International Airport

"Airport Fees"	the airport fees paid by Air Macau to MIAC pursuant to the Airport Licenses
"Airport Fees Transaction"	the continuing connected transactions between Air Macau and MIAC in relation to the Airport Charges and Airport Fees as described in the section headed "(A) **Airport Fees Transaction**" in this announcement
"Airport Fees Transaction Annual Cap"	the proposed new annual cap of transaction amount for the Airport Fees Transactions for the period from 1 January 2005 to 31 December 2008 as described in the section headed "(A) **Airport Fees Transaction**" in this announcement.
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company
"CNACAL"	CNAC (Macau) Aviation Limited, a wholly-owned subsidiary of CNACG
"CNAC"	China National Aviation Company Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Stock Exchange and which is an approximately 68.4% directly-owned subsidiary of the Company
"CNAC Announcement"	the announcement of CNAC dated 20 March 2006 relating to, *inter alia*, the Airport Fees Transaction entered into between Air Macau and relevant associates of STDM

"CNACG"	China National Aviation Corporation (Group) Limited, company incorporated in Hong Kong with limited liability and is wholly owned by CNAH and a substantial shareholder of the Company
"CNAH"	China National Aviation Holding Company (中國航空集團公司), a state-owned enterprise incorporated under the laws of the PRC and the ultimate controlling shareholder of the Company
"Company"	Air China Limited, a joint stock limited company incorporated under the laws of the PRC with limited liability, whose H shares are listed on the Stock Exchange and the London Stock Exchange, plc
"Dragonair"	Hong Kong Dragon Airlines Limited, an airline operator incorporated in Hong Kong with limited liability and a 43.29% owned associated company of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	The Macau Special Administrative Region of the PRC
"Macau Government"	The Government of Macau

"MIAC"	Macau International Airport Company
"MOP"	Macau Patacas, the lawful currency of Macau
"PRC"	The People's Republic of China
"Proposed Airport License"	the finalized airport license to be entered into between Air Macau and MIAC in respect to the license of certain floor space by Air Macau at the Macau International Airport
"STDM"	Sociedade de Turismo e Diversoes de Macau, a company incorporated in Macau
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

In this announcement, except as otherwise indicated, MOP has been translated into HK$ at the rate of HK$1.00 = MOP1.03 for reference purpose only.

By Order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 20 March 2006

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post."

Attachment 38



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 10 BOEING 737 AIRCRAFT
DISCLOSEABLE TRANSACTION
TIME EXTENSION FOR DESPATCH OF CIRCULAR

Reference is made to the Announcement of the Company published in the newspapers on 13 February 2006 in connection with the Boeing Aircraft Purchase Agreement and the Transaction contemplated therein, which constitutes a discloseable transaction for the Company under the Listing Rules. The Company has applied to the Hong Kong Stock Exchange for an extension of the date for despatch of the Circular to the shareholders of the Company. The despatch of the Circular will be delayed from 6 March 2006 to 31 March 2006.

Reference is made to the announcement of the Company published in the newspapers on 13 February 2006 (the "**Announcement**") in connection with the Boeing Aircraft Purchase Agreement and the Transaction contemplated therein, which constitutes a discloseable transaction for the Company under the Listing Rules. Unless otherwise defined herein or the context otherwise requires, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to the Listing Rules, a circular that must contain the information required under the Listing Rules in connection with the Transaction (the "**Circular**") shall be despatched to the shareholders of the Company within 21 days after publication of the Announcement. The Company has been in discussions with the Hong Kong Stock Exchange regarding disclosure on the aggregate value of aircraft basic price to be included in the Announcement and Circular. As the discussions have not been concluded, the Company has therefore applied to the Hong Kong Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules in relation to the timing for the despatch of the Circular. The despatch of the Circular will be delayed from 6 March 2006 to 31 March 2006.

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 3 March 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 39

:: Investor

Investment Service Centre

Listed Companies Information

AIR CHINA<00753> - Unusual volume movement

The Stock Exchange has received a message from Air China Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save as disclosed in the announcements of the Company dated 9 February 2006 and 10 February 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company whose directors individually and jointly accept responsibility for the accuracy of this statement.

Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, PRC
2 March 2006

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry*, Wu Zhipan* and Zhang Ke*

* Independent non-executive director of the Company"



Attachment 40

AIR CHINA<00753> - Unusual volume movement

The Stock Exchange has received a message from Air China Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save as disclosed in the announcements of the Company dated 9 February 2006 and 10 February 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company whose directors individually and jointly accept responsibility for the accuracy of this statement.

Air China Limited

Zheng Baoan   Li Man Kit
Joint Company Secretaries

Beijing, PRC
15 February 2006

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry*, Wu Zhipan* and Zhang Ke*

* Independent non-executive director of the Company"

Attachment 41



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

DISCLOSEABLE TRANSACTION: PURCHASE OF 10 BOEING 737 AIRCRAFT

On 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The details of the Transaction are summarized as follows:

Date of the Transaction:

17 January 2006

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 10 Boeing 737-800 aircraft

Consideration:

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$655.2 million. The airframe price is subject to price escalation by applying a formula. Boeing has granted to the Company price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above.

The Boeing Aircraft Purchase Agreement was signed pursuant to an umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005. The aircraft acquisition agreement dated 8 August 2005 (the 2005 Aircraft Purchase) entered into between the Company and Boeing Company was signed pursuant to an umbrella agreement entered into between Boeing Company and the airline companies including the Company in January 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase. Accordingly, the Transaction and the 2005 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction on its own constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

The current disclosure on the aggregate value of aircraft basic price is under review by the Company and the Hong Kong Stock Exchange. The Company may make further disclosure in respect of the disclosure of the consideration for the Boeing Aircraft by way of an announcement.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from end 2007 to end 2008.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans, other debt instruments of the Company and subject to the completion of the proposed A share issue as set out in the announcement by the Company dated 9 February 2006, the proceeds from the A share issue.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	10 Boeing 737-800 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 17 January 2006 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NDRC"	the National Development and Reform Commission of the People's Republic of China
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 10 February 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post"

Attachment 42



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 753)

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

PROPOSED A SHARE ISSUE

The Board is pleased to announce that at the Board meeting of the Company held on 8 February 2006, it was resolved that, subject to Shareholders' approval, the Company shall apply to the relevant authorities in the PRC for the allotment and issue of not more than 2.7 billion A Shares to qualified institutional investors as approved by CSRC and the placees through online offering based on market share value, and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue in the PRC and shall apply to the Shanghai Stock Exchange for the listing of such A Shares.

The net proceeds from the A Share Issue are intended to be used to part finance the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and the project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport, details of which are set out below in this announcement.

The A Share Issue is subject to approvals from (a) Shareholders to be sought at separate Class Meetings and the EGM; and (b) the relevant PRC authorities.

2.7 billion A Shares represent approximately 28.62% of the existing issued share capital of the Company and approximately 22.25% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In light of the A Share Issue and pursuant to the statutory requirements of the applicable PRC laws and regulations, certain amendments are proposed to be made to the Articles of Association.

Details regarding the proposed amendments to the Articles of Association will be set out in the circular and the notices of Foreign Shareholders Class Meeting and the EGM to the Shareholders.

A circular containing, among other things, details of the A Share Issue, amendments to the Articles of Association, and notices of the Foreign Shareholders Class Meeting and the EGM will be dispatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and an extract of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

A. PROPOSED A SHARE ISSUE

1. General

At the Board meeting of the Company held on 8 February 2006, it was resolved that the Company shall apply to the relevant authorities in the PRC for the allotment and issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC and such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any of such investors includes any connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the H Shares are listed on the main board of the Hong Kong Stock Exchange and are admitted for trading on the market for listed securities on the London Stock Exchange.

2. Structure of the A Share Issue

Type of securities to be issued:	RMB denominated ordinary shares
Number of A Shares to be issued:	Not more than 2.7 billion A Shares, representing approximately 28.62% of the existing issued share capital of the Company and approximately 22.25% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue
Nominal value:	RMB1.00 each
Rights attached to A Share:	The A Shares to be issued are listed Domestic Shares and, except as otherwise provided for in the Articles of Association, will rank pari passu with the existing Domestic Shares, H Shares and Non-H Foreign Shares in all respects.
Target subscribers:	Qualified institutional investors as approved by CSRC and the placees through online offering based on market share value, and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue

Basis for determining the issue price:

The issue price will not be lower than 90% of the average closing price of the Company's H Shares on the Hong Kong Stock Exchange during the Price Consultation Period of the A Share Issue. The issue price for the proposed A Share Issue will be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable CSRC regulations. Thus the amount to be raised from the A Share Issue cannot be ascertained as at the date of this announcement.

Use of proceeds:

The net proceeds from the A Share Issue are intended to be used to part finance the following projects ("**Proposed Projects**"):

(a) purchase of 20 Airbus A330-200 aircraft;

(b) purchase of 15 Boeing 787 aircraft;

(c) purchase of 10 Boeing 737-800 aircraft; and

(d) Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport.

It will be proposed to the Shareholders at the EGM that the Company be authorised to apply the proceeds from the A Share Issue to any payment due in relation to the Proposed Projects or to repay any outstanding bank loan in relation to the Proposed Projects that occurred before the completion of the A Share Issue; after above prescribed use of the proceeds, any balance of it shall be applied to the working capital of the Company.

3. Information on the Proposed Projects

Investment amount

It is intended the net proceeds from A Share Issue will be used to part finance the Company's purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport. The total purchase amount for these aircraft will be less than the aggregate catalog price of US$5.68 billion, and the total investment amount for the project relating to the expansion of existing operating support facilities will be approximately RMB600 million.

Benefit for the Proposed Projects

The Company entered into a purchase agreement with Air China Group Import and Export Trading Co., and Airbus S.A.S. on 26 January 2005, pursuant to which the Company agreed to purchase 20 Airbus A330-200 aircraft from Airbus S.A.S.. The Company also entered into a purchase agreement with Boeing Company on 8 August 2005 and 17 January 2006, pursuant to which the Company agreed to purchase 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft, respectively. Further information on the purchases of the 20 Airbus A330-200 aircraft and 15 Boeing 787 aircraft is set out in the announcements made by the Company dated 26 January 2005 and 8 August 2005, respectively.

The purchases of aircraft will expand the fleet capacity of the Company and the aircraft from the purchases will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The aircraft from the purchases are expected to replace certain aircraft in the existing fleet of the Company. The purchase of the Boeing 737-800 aircraft will also reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The purchases of aircraft will enable the Company to provide more cost-efficient and comfortable services to the passengers.

The Company obtained approval from the National Development and Reform Commission of the People's Republic of China in September 2005 to commence a project relating to the expansion of the existing operating support facilities at the Beijing Capital International Airport. The total investment amount of the project is approximately RMB600 million. The project involves the expansion of various operating support facilities including the acquisition of a piece of land with an area of approximately 1 million square metres and the expansion of ground services facilities and other facilities.

4. Shareholders' approval and other approvals

The Class Meetings and the EGM will be held on or around 28 March 2006 to consider and, if thought fit, approve, among other things, the A Share Issue. At the Foreign Shareholders Class Meeting, the votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of the special resolution to be proposed at the Foreign Shareholders Class Meeting will be counted separately. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), the separate counting of the votes of the holders of H Shares is valid. The Company will treat the special resolution of the Foreign Shareholders Class Meeting to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by Haiwen, this arrangement does not contravene any PRC laws, and the special resolution, if passed, would be valid. It should be noted that the A Share Issue, upon the approval of the Shareholders at the Class Meetings and the EGM, is still subject to the approval of the CSRC and other government authorities, if necessary. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required. Upon obtaining the requisite Shareholders' approval at the Class Meetings and the EGM, it is expected that the listing application will be made around the end of March 2006.

5. Reasons for and benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company's access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. The Company believes that the A Share Issue will provide the financial resources required to part finance the development of the Proposed Projects. The Company expects that after the Proposed Projects, carrying capacity of the Group will be further enhanced. Furthermore, the Company also believes that the capital raised from the A Share Issue will result in improvements in its debt-to-equity ratio and accordingly, will lower operating risks.

The Directors believe that the A Share Issue will benefit the Company and the Shareholders as a whole.

6. Effect of the A Share Issue on the Company's shareholding structure

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the A Share Issue based on the assumption.that an aggregate of 2.7 billion new A Shares will be issued under the A Share Issue:

	As at the date of this announcement		**Immediately after completion of the A Share Issue**	
	Number of Shares	%	*Number of Shares*	%
(1) Non-Listed Domestic Shares	4,826,195,989	51.16	4,826,195,989	39.78
(2) Non-H Foreign Shares	1,380,482,920	14.64	1,380,482,920	11.38
(3) Listed Shares				
–H Share	3,226,532,000	34.20	3,226,532,000	26.59
–A Share	–	–	2,700,000,000	22.25
Total number of Listed Shares	3,226,532,000	34.20	5,926,532,000	48.84
(4) Total number of Shares	9,433,210,909	100	12,133,210,909	100

As advised by Haiwen, the Company is not required to implement the share conversion reform in the PRC as it is not an existing A Share company that is currently listed on the Shanghai Stock Exchange. As set out in the table above, the shareholding structure of the Company immediately after the completion of the A Share Issue under existing laws and regulations is currently expected to comprise non-listed Domestic Shares, non-H Foreign Shares, H Shares and A Shares, although certain new developments as set out below are expected.

According to the Guidelines on Share Conversion Reform of Listed Companies issued by the CSRC and other relevant authorities and committees in 2005, companies seeking an A Share listing in the PRC will no longer have both tradeable shares and non-tradeable shares. As the laws and regulations relating to the conversion of non-tradeable shares into tradable shares upon listing (the "New Rules") have not been promulgated, the CSRC has temporarily suspended giving final approvals for A Share offerings.

It is expected that CSRC will only approve new A Share listing after the New Rules have been promulgated. Although the conversion procedures under the New Rules are still uncertain at this stage, it is expected that under the New Rules, the existing non-listed Domestic Shares may be converted into tradeable shares eligible for listing and thus become A Shares, which will carry the same rights as the other A Shares issued by the Company. It is expected that, if approved, the conversion of non-listed Domestic Shares into A Shares will not involve any payment of compensation by the holders of the non-listed Domestic Shares to the holders of A Shares and will also not require approval by Shareholders at separate Class Meetings.

B. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In light of the A Share Issue and pursuant to the requirements of the applicable PRC laws and regulations, certain amendments are proposed to be made to the Articles of Association. Such proposed amendments to the Articles of Association are subject to Shareholders' approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant PRC authorities.

The proposed amendments deal with matters relating to a number of areas, including, among other things:

(a) alteration of the Company's registered capital and shareholding structure;

(b) regulations on the proceedings of general meetings;

(c) regulations on the election and appointment of Directors and supervisors;

(d) regulations on the rights and obligations of shareholders, Directors, supervisors and managers;

(e) provisions in relation to the rules and procedures of general meetings, Board meetings and Supervisory Committee meetings;

(f) procedures for approving connected transactions (in accordance with the requirements of CSRC); and

(g) other provisions as required by any applicable laws and regulations for companies with A Shares in issue.

Details regarding the proposed amendments to the Articles of Association will be set out in the circular and the notice to the Shareholders.

C. CIRCULAR

A circular containing, among other things, details of the A Share Issue, amendments to the Articles of Association, and the notices of the Foreign Shareholders Class Meeting and the EGM will be dispatched to the Shareholders as soon as practicable (the "Circular").

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"	the Domestic Shares which are proposed to be allotted and issued to institutional and public investors in the PRC by the Company and listed on the Shanghai Stock Exchange
"A Share Issue"	the proposed issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC by the Company, which are proposed to be listed on the Shanghai Stock Exchange
"Articles of Association"	the articles of association of the Company from time to time
"Board"	the board of Directors of the Company
"Class Meetings"	the class meeting of the holders of Domestic Shares and the class meeting of the holders of Foreign Shares to be held on or around 28 March 2006 to approve, inter alia, the A Share Issue
"Company"	中國國際航空股份有限公司(Air China Limited), a joint stock limited company incorporated in the PRC, with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	the directors of the Company
"Domestic Shareholders Class Meeting"	the class meeting for holders of Domestic Shares to be held on 28 March 2006 to approve, inter alia, the A Share Issue
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi by PRC nationals
"EGM"	the extraordinary general meeting of the Company to be held immediately after the conclusion or adjournment of the Class Meetings on or around 28 March 2006 to approve, inter alia, the A Share Issue
"Foreign Shareholders Class Meeting"	the class meeting for holders of H Shares and Non-H Foreign Shares to be held on 28 March 2006 at 2:00 p.m. to approve, inter alia, the A Share Issue
"Foreign Shares"	both Non-H Foreign Shares and H Shares
"Group"	the Company and its subsidiaries and joint ventures
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars and admitted to the Official List of the UK Listing Authority and are traded on the market for listed securities of the London Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Non-H Foreign Shares"	the ordinary shares of RMB1.00 each in share capital of the Company which are subscribed and held by China National Aviation Corporation (Group) Limited
"PRC"	the People's Republic of China, excluding, for the purpose of this Announcement only, Hong Kong, Macau, and Taiwan
"Price Consultation Period"	the period commencing from the date the Company makes the preliminary offer document (招股意向書) relating to the A Share Issue publicly available and ending on the date on which the bookbuilding process with the institutional investors (機構投資者累計投標詢價結束之日) is completed
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Hong Kong Securities and Futures Ordinance (Cap. 571)
"Shareholders"	holders of Domestic Shares, H Shares and Non-H Foreign Shares
"Shares"	Domestic Shares, H Shares, Non-H Foreign Shares and A Shares

As at the date of this announcement, the board of directors of the Company comprises the following members:

Li Jiaxiang *(Chairman, non-executive director)*
Kong Dong *(vice chairman, non-executive director)*
Wang Shixiang *(vice chairman, non-executive director)*
Yao Weiting *(non-executive director)*
Ma Xulun *(executive director)*
Cai Jianjiang *(executive director)*
Fan Cheng *(executive director)*
Hu Hung Lick, Henry *(independent non-executive director)*
Wu Zhipan *(independent non-executive director)*
Zhang Ke *(independent non-executive director)*

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, the PRC
9 February 2006

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 43



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

RESIGNATION OF DIRECTOR

The board of directors (the "**Board**") of Air China Limited (the "**Company**") announces that Mr. David Muir Turnbull ("Mr. Turnbull") has resigned as a director of the Company with effect from 12 December 2005. Mr. Turnbull was nominated by Cathay Pacific Airways Limited ("**Cathay Pacific**") to the board of directors of the Company. Accordingly, in anticipation of Mr. Turnbull's resignation as the chairman of Cathay Pacific as published in the press release of Cathay Pacific dated 24 November 2005, Mr. Turnbull has resigned as a director of the Company. Mr. Turnbull has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board wishes to take this opportunity to express its gratitude to Mr. Turnbull for his contribution to the Company during his term of service.

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Hong Kong, 12 December 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 44



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the CNAC Announcement dated 16 November 2005 relating to, inter alia, the Continuing Connected Transactions entered into between Air Macau and relevant associates of STDM.

Air Macau is a 51% indirectly-owned subsidiary of CNAC. CNAC is an approximately 68.4% directly-owned subsidiary of the Company, whose shares are listed on the Stock Exchange. Therefore, the Continuing Connected Transactions entered into between Air Macau and associates of STDM will also constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios for each of the Continuing Connected Transactions under the Listing Rules is less than 2.5%, each of the Continuing Connected Transactions is only subject to the reporting, announcement and annual review requirements under Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

Set out below are the transactions between Air Macau and associates of STDM that constitute continuing connected transactions of the Company for the purpose of the Listing Rules:

(A) AIRPORT FEES TRANSACTION

In Air Macau's normal and ordinary course of business, it incurs a number of airport charges on a daily basis for the use of facilities and services at the Macau International Airport. These airport charges, which are approved and published by the Macau Government, include, inter alia, landing charge, loading charge, parking charge, airport charge, loading bridge charge, and other ancillary fees.

Both the airport charges and the airport fees are invoiced and collected by ADA, a 51% owned subsidiary of CNACAL which in turn is wholly-owned subsidiary of CNACG, on behalf of MIAC, the developer and owner of Macau International Airport. Since CNAC and CNACAL are both subsidiaries of CNAH, ADA is a connected person of CNAC. Furthermore, STDM, which has a 14% shareholding interest in Air Macau, has an approximately 33% shareholding in MIAC and hence, MIAC is also a connected person of CNAC. As a result, the payment of the airport charges and the airport fees will constitute continuing connected transactions for CNAC under the Listing Rules. As CNAC is a non-wholly owned subsidiary of the Company, the payment of the airport charges and the airport fees will also constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

The Company will make further announcement in respect of the Airport Fees Transaction.

(B) CATERING SERVICES

For in-flight meals to its passengers, Air Macau entered into the Catering Services Agreement on 1 November 2001 with MCS.

Pursuant to the Catering Services Agreement, Air Macau purchased meals from MCS, an associate of STDM. Since STDM has a 14% shareholding interest in Air Macau and MCS is an associate of STDM, MCS is a connected person of CNAC and therefore a connected person of the Company. Since MCS is the only provider of in-flight meals in Macau, Air Macau has continued to purchase in-flight meals from MCS pursuant to the agreement on normal commercial terms which was determined on an arm's length basis.

The consideration of the catering services was determined by reference to the amounts payable for the purchase of in-flight meals by Air Macau from MCS in the past, the relevant amount for the three years ended 31 December, 2002, 2003 and 2004 were HK$43,965,000, HK$40,637,000 and HK$41,199,000, respectively. Such transaction amounts were within the relevant cap amount granted to CNAC for the relevant financial year.

The Catering Services Agreement continues to remain valid until 31 October 2006 unless otherwise terminated according to its terms and conditions.

The Board has considered and proposed that the cap for the annual volume of the transactions contemplated under the Catering Services Agreement for each of the three years ending 31 December, 2005, 2006 and 2007 shall be HK$65 million, HK$75 million and HK$95 million, respectively. Reference is also made to the corresponding cap proposed by the board of CNAC in the CNAC Announcement. As the aggregate annual consideration payable for the catering services by Air Macau represents less than 2.5% of the applicable percentage ratios of the Company, the Catering Services Agreement is, according to Rule 14A.34(1), only subject to the reporting, announcement and annual review requirements set out in Listing Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The Catering Services Annual Cap are determined by reference to previous transactions and figures which are published in CNAC's annual reports in 2002 to 2004 and the growth in passenger uplift as projected by the management of Air Macau.

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

(A) Airport Charges and Airport Fees

The Airport Fees Transaction relates to payment of fees to ADA/MIAC in Macau and is in CNAC and its subsidiaries' ordinary course of business in compliance with the laws and regulations of Macau. As Air Macau is an airliner based in Macau and the Macau International Airport is the only airport in Macau, it is in the ordinary course of business of Air Macau to use the facilities and services and the license certain floor space at the Macau International Airport. Air Macau entered into the Airport Fees Transaction for the purpose of operating its business.

(B) Catering Services Agreement

Since MCS is the only provider of in-flight meals in Macau, Air Macau, in its ordinary course of business, is required to purchase in-flight meals from MCS. Air Macau entered into the Catering Services Agreement for the purpose of operating its business.

The Board, including the independent non-executive directors of the Company, consider that the transactions contemplated under the Catering Services Agreement and the Catering Services Annual Cap are fair and reasonable and in the interests of the Company and its shareholders taken as a whole, and have been negotiated on an arm's length basis in the usual and ordinary course of business on normal commercial terms and on terms no more favourable than would have been with independent third parties.

BUSINESS OF THE GROUP

The Group is principally engaged in the provision of air passenger, air cargo and airline-related services.

INFORMATION ON CONNECTED PERSONS

MIAC is the owner of the Macau International Airport.

MCS is principally engaged in the provision of inflight catering services and other related inflight food and beverage services.

CNAC is an investment holding company with investments principally engaged in the provision of air transportation services through Dragonair and Air Macau, airline catering services, airport ground handling services and logistics services.

CNACG is an investment holding company with investments principally engaged in travel services, air cargo terminals and other aviation related businesses.

CNAH is principally engaged in the business of investment holding in airline-related businesses, provision of financial services, hotel operations, construction, media and advertising.

DEFINITIONS

"ADA"	Administration of Airports Limited, a 51% owned subsidiary of CNAC (Macau) Aviation Limited (a wholly-owned subsidiary of CNACG)
"Air Macau"	Air Macau Company Limited, a company incorporated in Macau with limited liability and a 51% indirectly-owned subsidiary of CNAC
"Airport Fees Transaction"	The continuing connected transactions between Air Macau and MIAC in relation to the airport charges and airport fees as described in the section headed "(A) **Airport Fees Transaction**" in this announcement
"Associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company
"CNACAL"	CNAC (Macau) Aviation Limited, a wholly-owned subsidiary of CNACG
"CNAC"	China National Aviation Company Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Stock Exchange and which is an approximately 68.4% directly-owned subsidiary of the Company
"CNAC Announcement"	the announcement of CNAC dated 16 November 2005 relating to, inter alia, the Continuing Connected Transactions entered into between Air Macau and relevant associates of STDM
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by CNAH and a substantial shareholder of the Company
"CNAH"	China National Aviation Holding Company (中國航空集團公司), a state-owned enterprise incorporated under the laws of the PRC and the ultimate controlling shareholder of the Company
"Company"	Air China Limited, a joint stock limited company incorporated under the laws of the PRC with limited liability, whose H shares are listed on the Stock Exchange and the London Stock Exchange plc
"Continuing Connected Transactions"	the continuing connected transactions between Air Macau and associates of STDM and CNACG as described in this announcement

"Dragonair"	Hong Kong Dragon Airlines Limited, an airline operator incorporated in Hong Kong with limited liability with approximately 43.29% of its share capital owned by CNAC
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Macau"	The Macau Special Administrative Region of the PRC
"Macau Government"	The Government of Macau
"MCS"	Macau Catering Services Company Limited, a company incorporated in Macau and an associate of STDM
"MIAC"	Macau International Airport Company
"Catering Services Annual Cap"	The proposed new annual cap of transaction amount for the transactions contemplated under the Catering Services Agreement for the period from 1 January 2005 to 31 December 2007 as described in the section headed "(B) **Catering Services**" in this announcement
"PRC"	The People's Republic of China
"STDM"	Sociedade de Turismo e Diversoes de Macau, a company incorporated in Macau
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 18 November 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post."

Attachment 45



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CHANGE OF QUALIFIED ACCOUNTANT

The board of directors (the "Board") of Air China Limited (the "Company") announces that Mr. Chan Wei Kwong, Joel ("Mr. Chan") has resigned as the qualified accountant of the Company with effect from 12 November 2005 and that Mr. David Tze-kin Ng ("Mr. Ng) was appointed as the qualified accountant of the Company to take up the vacancy left by Mr. Chan on 15 November 2005. Mr. Chan has confirmed to the Board that there is no disagreement with the Board and that there are no matters that need to be brought to the attention of the Board and the shareholders of the Company.

Mr. Ng, aged 56, is a member of Hong Kong Institute of Certified Public Accountants. Mr. Ng has 30 years experience in the accountancy field.

The Board wishes to take this opportunity to express its gratitude to Mr. Chan for his contributions to the Company during his term of service and its warmest welcome to Mr. Ng to join the Company.

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Hong Kong, 16 November 2005

*As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry**, *Wu Zhipan** *and Zhang Ke**.

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 46





中國國際航空股
AIR CHINA I

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROPOSED APPOINTMENT OF DIRECTOR

The board of directors (the "Board") of Air China Limited (the "Company") proposes to amend the Articles of Association (the "Proposed Amendment"), and to appoint Mr. Jia Kang as an independent non-executive director of the Company (the "Proposed Appointment").

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of special resolution at an extraordinary general meeting to be convened on a date to be fixed (the "EGM") and will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed. The Proposed Appointment is subject to the approval of shareholders of the Company by way of ordinary resolution at the EGM.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board proposes to amend the Articles of Association to increase the number of Directors. The Proposed Amendment is as follows:

Article 93 of the Articles of Association as set out below:

> "The Company shall have a board of directors. The board of directors shall consist of 11 directors, at least half of which shall be outside directors (those who do not assume any position within the Company), and of which at least three shall be independent directors (meaning directors who are independent from the Company's shareholders and do not hold offices within the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management. The board of directors shall have one chairman and two deputy chairmen."

shall be replaced by the following provision:

> "The Company shall have a board of directors. The board of directors shall consist of 12 directors, at least half of which shall be outside directors (those who do not assume any position within the Company), and of which at least three shall be independent directors (meaning directors who are independent from the Company's shareholders and do not hold offices within the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management. The board of directors shall have one chairman and two deputy chairmen."

According to the Articles of Association and the relevant laws and regulations, the Proposed Amendment is subject to the approval of the shareholders of the Company by way of special resolution at the EGM. Further, the Proposed Amendment will become effective after the relevant procedures for the approval and/ or registration or filing in the PRC have been completed.

APPOINTMENT OF DIRECTOR

Subject to the shareholders of the Company approving the Proposed Amendment, the Board proposes to appoint Mr. Jia Kang as an independent non-executive director of the Company.

Mr. Jia Kang, aged 51, is the head of Financial Science Research Institute of Ministry of Finance. Mr. Jia holds a Doctor's Degree of Economic and works as vice chairman of China Financial Association and a director of China Tax Association and China State Bonds Association. Mr. Jia is also the visiting professor of China Renmin University, State Administration Institute and Xiamen University. Mr. Jia has participated in the researches relating to state economic planning and is the author of a large number of economic publications.

Mr. Jia does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Jia does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Proposed Appointment is subject to the approval of shareholders of the Company by way of ordinary resolution at the EGM.

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Director"	the director of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China (excluding, for the purposes of this announcement, Hong Kong, Taiwan and Macau)

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 6 September 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(South China Morning Post)***

Attachment 47



中國國際航空股份有限公司

Air China Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

APPOINTMENT OF SUPERVISOR

The board of directors (the "Board") of Air China Limited (the "Company") announces that Mr. Liu Guo Qing has been appointed as a supervisor of the Company at the employees' representatives meeting held on 27 August 2005. Upon his appointment, Mr. Liu has become a representative of employees on the supervisory committee of the Company (the "Supervisory Committee").

Mr. Liu Guo Qing, aged 43, is an assistant economist in the sales and marketing department (Asia Pacific region) of the Company. Mr. Liu graduated from Beijing Industrial University in July 1984, majoring in automated mechanics. Mr. Liu joined Air China International Corporation, the predecessor of the Company, in December 1988 and worked in its Beijing ticketing and seat reservation centre until 1994. Between 1994 and August 2001, Mr. Liu worked in the passenger services department, marketing department (Europe), market development department and human resources department. Mr. Liu is also a committee member of the trade union of the Company.

Mr. Liu's term of office on the Supervisory Committee will end at the expiry of the current term of the Supervisory Committee, and he will not receive any remuneration for his appointment as a supervisor of the Company. Mr. Liu does not hold any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and does not have any relationship with any director, supervisor, senior management, substantial or controlling shareholder of the Company.

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 31 August 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry*, Wu Zhipan* and Zhang Ke*.

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(The South China Morning Post)***

Attachment 48



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

(1) MAJOR TRANSACTION: PURCHASE OF 15 BOEING 787 AIRCRAFT AND (2) RESUMPTION OF TRADING

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft from Boeing Company.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 28 January 2005 the Company announced that a framework agreement had been entered into between the Company, other Contracting Chinese Airlines, CASGC, and Boeing Company in respect of the intent of the Contracting Chinese Airlines to purchase certain Boeing 7E7 aircraft from Boeing Company.

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 (which was formerly known as Boeing 7E7) aircraft from Boeing Company.

The details of the Transaction are summarized as follows:

Date of the Transaction:

8 August 2005

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 15 Boeing 787 aircraft

Consideration:

According to the information provided to the Company by Boeing Company, the catalog price of the Boeing Aircraft in aggregate is approximately US$2.16 billion. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiation between the parties, is lower than such catalog price.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from mid 2008 to end 2010.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company. No proceeds from the Company's global offering in December 2004 will be used to finance the Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and they will principally serve long distance international destinations in North America, Europe and Australia. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	15 Boeing 787 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 8 August 2005 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"CASGC"	China Aviation Supplies Import and Export Group Corporation, a company incorporated in the People's Republic of China
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Contracting Chinese Airlines"	several major Chinese airline companies, including, among others, the Company, China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited, which are parties to a framework agreement with Boeing Company dated 28 January 2005 in respect of the intent of purchase of certain Boeing 7E7 aircraft
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan   Li Man Kit
Joint Company Secretaries

Beijing, 8 August 2005

*As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry**, *Wu Zhipan** *and Zhang Ke**.

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(South China Morning Post)***

Attachment 49



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

(1) MAJOR TRANSACTION: PURCHASE OF 15 BOEING 787 AIRCRAFT AND (2) RESUMPTION OF TRADING

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft from Boeing Company.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 28 January 2005 the Company announced that a framework agreement had been entered into between the Company, other Contracting Chinese Airlines, CASGC, and Boeing Company in respect of the intent of the Contracting Chinese Airlines to purchase certain Boeing 7E7 aircraft from Boeing Company.

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 (which was formerly known as Boeing 7E7) aircraft from Boeing Company.

The details of the Transaction are summarized as follows:

Date of the Transaction:

8 August 2005

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 15 Boeing 787 aircraft

Consideration:

According to the information provided to the Company by Boeing Company, the catalog price of the Boeing Aircraft in aggregate is approximately US$2.16 billion. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiation between the parties, is lower than such catalog price.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from mid 2008 to end 2010.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company. No proceeds from the Company's global offering in December 2004 will be used to finance the Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and they will principally serve long distance international destinations in North America, Europe and Australia. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	15 Boeing 787 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 8 August 2005 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"CASGC"	China Aviation Supplies Import and Export Group Corporation, a company incorporated in the People's Republic of China
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Contracting Chinese Airlines"	several major Chinese airline companies, including, among others, the Company, China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited, which are parties to a framework agreement with Boeing Company dated 28 January 2005 in respect of the intent of purchase of certain Boeing 7E7 aircraft
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 8 August 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(South China Morning Post)***

Attachment 50



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

CHANGE IN JOINT COMPANY SECRETARY

Air China Limited (the "Company") announces that, with effect from 5 July 2005, Mr. Fan Cheng has stepped down as a joint company secretary of the Company and Mr. Zheng Baoan has been appointed in place of Mr. Fan Cheng as a new joint company secretary of the Company. The board of directors of the Company has approved this change in joint company secretary.

Accordingly the joint company secretaries of the Company are Mr. Zheng Baoan and Mr. Li Man Kit. Mr. Fan Cheng continues to serve as an executive director and the chief financial officer of the Company.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, the PRC, 11 July 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 51



AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING
APPOINTMENT OF DIRECTOR

VOTING RESULTS OF THE ANNUAL GENERAL MEETING

At the annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2004 held on 30 May 2005 (the "AGM"), the chairman of the AGM demanded that voting be made by poll on all the proposed resolutions. The total number of shares of the Company entitling the holder to attend and vote for or against the proposed resolutions at the AGM was 9,433,210,909. The total number of shares of the Company present at the AGM was 7,898,268,186 including shares represented by proxies. There were no restrictions on any shareholder's ability to cast his/her votes on any of the following resolutions at the AGM. All resolutions were approved by shareholders and the voting details are as follows:

No.	Resolutions	Number of Votes For (% of Total Shares Present)	Number of Votes Against
1	To consider and approve the report of the board of directors of the Company for the year 2004.	7,882,136,186 (99.80%)	0
2	To consider and approve the report of the supervisory committee of the Company for the year 2004.	7,882,136,186 (99.80%)	0
3	To consider and approve the audited consolidated financial statements of the Company for the year 2004.	7,882,136,186 (99.80%)	0
4	To consider and approve the profit distribution proposal for the year 2004 as recommended by the board of directors of the Company.	7,882,136,186 (99.80%)	0
5	To consider and approve the budget of the Company for the year 2005.	7,882,136,186 (99.80%)	0
6	To elect Mr. David Muir Turnbull as a director of the Company.	7,898,266,186 (99.99%)	2,000
7	To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2005 and to authorize the board of directors of the Company to fix their remuneration thereof.	7,898,266,186 (99.99%)	0
8	To consider and approve the "Rules of Procedures for Shareholders' General Meeting" of the Company.	7,880,826,186 (99.78%)	0

9A	To authorize the board of directors of the Company to exercise the powers to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and option which might require the exercise of such powers in connection with not exceeding 20% of each of the existing Domestic Shares and H Share in issue at the date of passing this resolution.	7,592,667,000 (96.13%)	288,159,186
9B	To authorize the board of directors of the Company to increase the registered capital and amend the Articles of Association of the Company to reflect such increase in the registered capital of the Company under above general mandate.	7,753,973,500 (98.17%)	126,852,686
9C	To authorize the board of directors of the Company to amend the Articles of Association of the Company to reflect changes due to the Company's recent initial public offering.	7,880,826,186 (99.78%)	0
9D	To approve the issuance of Air China Bonds and authorize the board of directors of the Company to deal with all related matters.	7,882,132,186 (99.80%)	4,000
9E	To approve the conversion of the Company into a foreign invested company limited by Shares and authorize the board of directors of the Company to deal with or to appoint other person to deal with relevant application procedures.	7,882,136,186 (99.80%)	0
9F	To approve, confirm and ratify a short-term commercial paper issuance program of the Company and to authorize the board of directors and the management of the Company to determine matters in relation to that issuance program in accordance with the market conditions and the need of the Company, and to authorize the management of the Company to take all necessary actions for the purpose of executing that issuance program.	7,746,734,500 (98.08%)	135,396,686

Resolutions 1 to 8 were passed as ordinary resolutions, and Resolutions 9A to 9F were passed as special resolutions. Details of above Resolutions were set put in the notices of AGM. Ernst & Young acted as scrutineer for the vote-taking at the AGM.

Appointment of Non-executive Director

The Company is pleased to announce that Mr. David Muir Turnbull was appointed as a non-executive director of the Company at the AGM for a term from 30 May 2005 to 29 September 2007.

Mr. Turnbull, aged 50, is chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Hysan Development Company Limited. He joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has an honours degree in economics.

Except for serving as the chairman of Cathay Pacific Airways Limited, a substantial shareholder of the Company, Mr. Turnbull has no relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Turnbull has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Mr. Turnbull will not receive any compensation for his service as a director of the Company.

Board of Directors

As at the date of this announcement, the board of directors of the Company comprises the following members:

Li Jiaxiang *(chairman, non-executive director)*
Kong Dong *(vice chairman, non-executive director)*
Wang Shixiang *(vice chairman, non-executive director)*
Yao Weiting *(non-executive director)*
David Muir Turnbull *(non-executive director)*
Ma Xulun *(executive director)*
Cai Jianjiang *(executive director)*
Fan Cheng *(executive director)*
Hu Hung Lick, Henry *(independent non-executive director)*
Wu Zhipan *(independent non-executive director)*
Zhang Ke *(independent non-executive director)*

By order of the Board
Air China Limited
Fan Cheng Li Man Kit
Joint Company Secretaries

Beijing, 31 May 2005

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 52



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

SHORT-TERM COMMERCIAL PAPER PROGRAM

The Company hereby announces that on 25 May 2005 it received a confirmation from the People's Bank of China on a short-term commercial paper issuance program of the Company (the "Program"), pursuant to which the Company may issue short-term commercial paper in mainland China to institutional investors of up to an aggregate amount RMB2 billion upon the receipt of the above confirmation. Pursuant to the Program, the Company is now in the process of issuing short-term commercial paper in an amount of RMB2 billion. The Company intends to use the proceeds from the above issuance for its working capital.

By order of the Board
Air China Limited
Fan Cheng   Li Man Kit
Joint Company Secretaries

Beijing, 25 May 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent Non-executive Directors of the Company*

*Please also refer to the published version of this announcement in the **(South China Morning Post)***

Attachment 53



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

WHEREAS

The articles of association of Air China Limited (the "Company") provides that a shareholder holding 5% or more of the total shares of the Company entitled to vote at the annual general meeting of the Company shall have the right to propose motion(s) for the annual general meeting ("AGM"); and

China National Aviation Holding Company, which currently directly owns 51.16% of the total issued share capital of the Company, has requested and the Company has agreed that an additional resolution (specified as resolution 9F below) shall be tabled before the forthcoming AGM of the Company for shareholders' approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM of the Company for the year ended 31 December 2004, which will be held as originally scheduled at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, will consider and approve the following resolution as a special resolution in addition to the resolutions set out in the previous notice dated 14 April 2005 of the same meeting:

9F. "**THAT** (i) a short-term commercial paper issuing program of the Company (the "Program"), pursuant to which the Company may issue short-term commercial papers with an aggregate amount capped to RMB5 billion and the first tranche of issue shall be no more than RMB2 billion, be and is hereby approved, confirmed and ratified; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to determine matters in relation to the Program in accordance with the market conditions and the need of the Company, including but without limitation the final amount of issue, term of maturity, offering method and interest rate, and the management of the Company be and is hereby authorized to take all necessary actions for the purpose of executing the Program."

By order of the Board
Air China Limited
Fan Cheng Li Man Kit
Joint Company Secretaries

Beijing, 13 May 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. A supplemental form of proxy in respect of above special resolution 9F is enclosed to this notice.

2. Please refer to the notice dated 14 April 2005 of the AGM of the Company for details in respect of other resolutions to be passed at the AGM, eligibility of attendance, registration procedures, proxy and other relevant matters.

Attachment 54



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

UPDATE ON PROCESS OF REGISTRATION OF REAL PROPERTIES TITLE CERTIFICATES

Reference is made to the prospectus of the Company issued on 3 December 2004. The Company hereby announces that, in connection with the properties contributed by CNAHC to the Company as part of the Restructuring, the registration of the relevant land use right certificates and building ownership certificates under the Company's name has not been completed as of 31 March 2005. The Company is still in the process of completing relevant procedures and formalities and will notify its shareholders in the interim or annual report immediately following the completion of such process. Before completion, use of such Properties by the Company will not be affected.

Reference is made to the prospectus issued by the Company dated 3 December. As disclosed in the section headed "Business — Properties and Facilities" of the prospectus, most of the land and buildings (the "Properties") of the Company were registered under the name of the Company's immediate predecessor, Air China International Corporation, at the time of Restructuring. As the Company was incorporated on 30 September 2004, it is still in the process of applying to register, or changing the registration of such Properties into the Company's name as the registered land user or building owner, as the case may be. The Company had previously expected such process to be completed within six months of the Company's incorporation, i.e. 31 March 2005.

The Company hereby announces that in connection with the above Properties, although the Company has been trying its best endeavours, it has completed the registration procedures for none of these Properties as of 31 March 2005. Due to the large number of properties acquired by the Company and the fact that different local real property authorities have different local rules regarding the procedures and formalities of registering or changing the registered names of the Properties, the Company is still in the process of completing such procedures and formalities. Specifically, the Company is currently awaiting a certification document to be issued from State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會) which is a precondition for the registration procedures for the Properties in certain local areas. The Company expects such certification document to be issued in the next few weeks.

The Company confirms that the use of and the conduct of relevant activities by the Group in the Properties are not affected by the fact that certain governmental procedures or formalities of changing the registered names to the Properties have not been completed. In the Company's opinion, such fact would not have any material impact on the Company's business operation. Once

the new land use right certificates and building ownership certificates are issued under the Company's name, the Company will have the legal title and right to occupy, mortgage, sub-let and dispose of the Properties.

As disclosed in the prospectus, the Company will notify its shareholders in the interim or annual report immediately following the completion of the process in relation to the Properties.

DEFINITIONS

"Board"	the Board of Directors of the Company
"CNAHC"	China National Aviation Holding Company (中國航空集團公司), a state-owned enterprise incorporated under the laws of the People's Republic of China
"Company"	Air China Limited (中國國際航空股份有限公司), a joint stock company incorporated under the laws of the People's Republic of China
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Restructuring"	the restructuring of the group of companies now comprising the Company, effective on 30 September 2004 as described in the section headed "Our Restructuring" in the Company's prospectus dated 3 December 2004

By order of the Board
Air China Limited
Fan Cheng
Li Man Kit
Joint Company Secretaries

Beijing, the PRC
1 April 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 55


AIR CHINA LIMITED
中國國際航空股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)


中航興業有限公司
CHINA NATIONAL AVIATION COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)

JOINT CLARIFICATORY ANNOUNCEMENT

Air China and CNAC have noted media reports speculating about possible changes in the controlling shareholding interests of Air China, Cathay Pacific and Dragonair. Whilst the Air China Group and Cathay Pacific continue to explore opportunities to develop a closer cooperation in various business and operational areas, there is currently no agreement or arrangement between the parties which is discloseable under the Listing Rules. In particular, Air China has no intention to acquire a controlling equity interest in Cathay Pacific whilst CNAHC has informed Air China that it intends to remain as Air China's controlling shareholder.

(1) STRATEGIC COOPERATION BETWEEN THE AIR CHINA GROUP AND CATHAY PACIFIC

This clarificatory announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The boards of Air China and CNAC have noted various articles appearing in today's newspapers which speculate on Air China and Cathay Pacific being in discussion on a number of possible transactions, principally being that: (a) Air China may acquire a controlling equity interest in Cathay Pacific; (b) Swire Pacific may become the single largest shareholder of Air China; and (c) there may be further cooperation between Cathay Pacific and Dragonair which may or may not involve a change in the business operations of or shareholding interests in Dragonair.

As announced jointly by Air China and Cathay Pacific on 20 October 2004, Air China and Cathay Pacific agreed to develop a long-term strategic relationship, the key components of which involved an investment by Cathay Pacific in Air China pursuant to Air China's IPO as well as mutual cooperation between the two companies' aviation-related business in Hong Kong and mainland China.

Following completion of Air China's IPO in December 2004, in which Cathay Pacific took a 10% equity interest in Air China, the parties have explored further avenues of cooperation and to date the following initiatives have taken place:

- Cooperation on improving in-flight service;
- Joint research on financial risk control; and
- Co-ordination on engineering, ground handling and marketing.



The Air China Group and Cathay Pacific continue to explore opportunities to develop closer cooperation in various business and operational areas, including in relation to enhancing cooperation in the Hong Kong-China aviation market. The cooperation discussions, which are broad ranging and preliminary in nature, necessarily involved Dragonair. However, such discussions have not resulted in any definitive proposal. There is currently no agreement or arrangement between the Air China, CNAC and Cathay Pacific which is discloseable under the Listing Rules.

In particular, Air China has no intention to acquire a controlling equity interest in Cathay Pacific. Air China's controlling shareholder, CNAHC, has informed Air China that CNAHC intends to remain as Air China's controlling shareholder.

(2) EXCEPTIONAL MOVEMENTS IN THE PRICE AND TRADING VOLUME OF CNAC'S SHARES

The board of directors of CNAC note today's increase in the price and trading volume of the shares of CNAC and wish to state that, save as disclosed above, they are not aware of any reasons for such increase.

Save as disclosed in this announcement, the board of directors of CNAC also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23; neither is the board of directors of CNAC aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature. The statements by CNAC herein are made by order of CNAC the board of which individually and jointly accept responsibility for their accuracy.

In the meantime, shareholders of and potential investors in Air China and CNAC are recommended to exercise caution when dealing in the shares of Air China and CNAC.

DIRECTORS

As at the date of this announcement, the Directors of Air China are:

Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the Directors of CNAC are:

Kong Dong, Chuang Shih Ping, Zhang Xianlin, Tsang Hing Kwong, Thomas, Gu Tiefei, Zhao Xiaohang, Lok Kung Nam, Hu Hung Lick, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

DEFINITIONS

"Air China"	Air China Limited, a joint stock limited company incorporated in the People's Republic of China
"Air China Group"	Air China and its subsidiaries, including CNAC
"Cathay Pacific"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong with approximately 46.5% of its share capital owned by Swire Pacific

"CNAC"	China National Aviation Company Limited, a company incorporated in Hong Kong with approximately 69% of its share capital owned by Air China
"CNAHC"	China National Aviation Holding Company, a state-owned enterprise incorporated in the People's Republic of China, which currently owns approximately 65.80% of the share capital of Air China directly and indirectly
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong with approximately 43.29% of its share capital owned by CNAC and approximately 17.79% of its share capital owned by Cathay Pacific
"IPO"	Initial public offering
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Swire Pacific"	Swire Pacific Limited, a company incorporated in Hong Kong

By Order of the Board
Air China Limited
Fan Cheng and Li Man Kit
Joint Company Secretaries

Beijing, 16 March 2005

By Order of the Board
China National Aviation Company Limited
Li Man Kit
Company Secretary

Hong Kong, 16 March 2005

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 56


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

DELAY IN DESPATCH OF CIRCULAR IN CONNECTION WITH MAJOR TRANSACTION

Reference is made to the Announcement of the Company published in the newspapers on 27 January 2005 in connection with the A330-200 Purchase Agreement and the Transaction contemplated therein, which constitutes a major transaction for the Company under the Listing Rules. The Company has applied to the Stock Exchange for an extension of the date for despatch of the Circular to the shareholders of the Company. The despatch of the Circular will be delayed from 17 February 2005 to a date on or before 4 March 2005.

Reference is made to the announcement of the Company published in the newspapers on 27 January 2005 in Hong Kong (the "Announcement") in connection with the A330-200 Purchase Agreement and the Transaction contemplated therein, which constitutes a major transaction for the Company under the Listing Rules. Unless otherwise defined herein or the context otherwise requires, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rules 14.38 and 14.40 of the Listing Rules, a circular that must contain the information required under the Listing Rules in connection with the Transaction (the "Circular") shall be despatched to the shareholders of the Company within 21 days after publication of the Announcement, namely, on or before 17 February 2005. As additional time will be required to finalize the Circular, in particular, the indebtedness information as at 31 December 2004 to be contained therein, the Company has applied to the Stock Exchange for an extension of the date for despatch of the Circular to the shareholders of the Company. The despatch of the Circular will be delayed from 17 February 2005 to a date on or before 4 March 2005.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. Accordingly no general meeting for the approval of the Transaction is required.

By order of the Board
Air China Limited
Fan Cheng **Li Man Kit**
Joint Company Secretaries

Beijing, 17 February 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

"Please also refer to the published version of this announcement in South China Morning Post"

Attachment 57


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

FRAMEWORK AGREEMENT FOR PURCHASE OF BOEING 7E7 AIRCRAFT

The Company hereby announces that on 28 January 2005 the Company, other Contracting Chinese Airlines, CASGC and the Boeing Company entered into the Framework Agreement, pursuant to which the Company expects in the near future to enter into the Specific Purchase Agreement for the acquisition of the Boeing Aircraft.

The Specific Purchase Agreement is expected to be finalised but, as yet, no definitive agreement has been reached.

The Company hereby announces that on 28 January 2005 the Company, other Contracting Chinese Airlines, CASGC and the Boeing Company entered into the Framework Agreement pursuant to which the CASGC agrees to purchase (as import agent for the Company and other Contracting Chinese Airlines) from the Boeing Company 60 Boeing 7E7 aircraft, the aggregate catalog price of which is approximately US$7.3 billion. Pursuant to the Framework Agreement, each of the Contracting Chinese Airlines will enter into separate purchase agreements with CASGC and the Boeing Company in respect of the purchase of a certain number of aircraft out of the total 60 Boeing 7E7 aircraft.

The Company expects in the near future to enter into the Specific Purchase Agreement with CASGC and Boeing Company for the acquisition of the Boeing Aircraft at an aggregate consideration expected to be lower than the catalog price for the Boeing Aircraft. The delivery of the Boeing Aircraft is expected to take place in stages from mid 2008. The Specific Purchase Agreement is expected to be finalised but, as yet, no definitive agreement has been reached. If and when the Specific Purchase Agreement has been signed, the Company will make a further announcement.

The Board on 28 January 2005 gave its in-principle approval for the Company's proposed acquisition of the Boeing Aircraft. The Board believes the acquisition of the Boeing Aircraft will expand the fleet capacity of the Company and further enhance its fleet.

The Company confirms that, to the best of the Directors' knowledge, information and belief, each of the CASGC and the Boeing Company is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Boeing Aircraft"	15 Boeing 7E7 aircraft proposed to be purchased by the Company pursuant to the Specific Purchase Agreement
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"CASGC"	China Aviation Supplies Import and Export Group Corporation, a company incorporated in the People's Republic of China
"Contracting Chinese Airlines"	several major Chinese airline companies which are parties to the Framework Agreement, including, among others, the Company, China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary in listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company

"Framework Agreement"	a framework agreement entered into between the Contracting Chinese Airlines, CASGC and Boeing Company on 28 January 2005 for the purchase of Boeing 7E7 aircraft
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Specific Purchase Agreement"	the specific purchase agreement expected to be entered into in the future between the Company, CASGC and the Boeing Company for the purchase by the Company of the Boeing Aircraft

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 28 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).


Attachment 58


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 20 A330-200 AIRCRAFT
MAJOR TRANSACTION

The Company hereby announces that on 26 January 2005 the Company and AIE entered into an A330-200 Purchase Agreement with Airbus for the acquisition of 20 A330-200 aircraft from Airbus.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

AIRCRAFT PURCHASE AGREEMENT

On 26 January 2005 the Company and AIE entered into an A330-200 Purchase Agreement with Airbus, pursuant to which the Company has agreed to purchase 20 A330-200 aircraft from Airbus. In addition, the Board of the Company on the same date has approved such acquisition. However, pursuant to Chinese regulations the Transaction is conditional upon Chinese government approval, which is not obtained yet.

The details of the Transaction are summarized as follows:

Date of the Transaction:

26 January 2005

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent; and

(iii) Airbus, as the vendor, the principal business activity of which is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Airbus and each of the ultimate beneficial owner of Airbus are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be Acquired:

20 A330-200 aircraft

Consideration:

According to the information provided by Airbus, the market price, as contained in the catalog provided to the Company by Airbus, of the Airbus Aircraft in aggregation is around US$2.86 billion. The aggregate consideration for the Airbus Aircraft which is determined after arm's length negotiation between the parties, is lower than the market price as contained in that Airbus catalog.

As the relevant consideration percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and Delivery Terms:

The aggregate consideration for the acquisition of Airbus Aircraft is payable by cash in instalments. The Airbus Aircraft are expected to be delivered in stages to the Company from mid 2006 to end 2008.

Source of Funding:

The Transaction will be funded through cash from the Company's operation and commercial bank loans. No proceeds from the Company's recent global offering will be used to finance this Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Airbus Aircraft will expand the fleet capacity of the Company and they will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The Airbus Aircraft are expected to replace certain aircraft in the existing fleet of the Company and will be able to provide more comfortable services to the passengers.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly owned subsidiary of the Company
"Airbus"	Airbus S.A.S., a company incorporated in Toulouse, France
"Airbus Aircraft"	20 A330-200 aircraft to be purchased by the Company pursuant to the A330-200 Purchase Agreement
"A330-200 Purchase Agreement"	the aircraft acquisition agreement dated 26 January 2005 pursuant to which the Company has agreed to acquire and Airbus has agreed to sell the Airbus Aircraft

"Board"	the board of directors of the Company
"Company"	Air China Limited, a company incorporated the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition by the Company of the Airbus Aircraft pursuant to the A330-200 Purchase Agreement

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 26 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).

Attachment 59

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In addition, the H Shares may not be offered or sold in the United States absent registration or an exemption from registration.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss whatsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein or the context otherwise requires, terms defined in the prospectus dated 3 December 2004 (the "Prospectus") issued by Air China Limited (the "Company") have the same meanings when used in this announcement.


AIR CHINA LIMITED
中國國際航空股份有限公司



(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

SUMMARY

- The Company announces that the stabilization period in connection with the Global offering ended on 7 January 2005.

- The only stabilizing actions undertaken before expiration of the stabilization period were over-allocations made in the International Offering and the exercise in full of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 420,852,000 additional H Shares, solely to cover such over-allocations in the International Offering.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules and announces that the stabilization period in connection with the Global Offering ended on 7 January 2005. Before expiration of the stabilization period, the only stabilizing actions undertaken were over-allocations made in the International Offering and the exercise in full by the Joint Global Coordinators on behalf of the International Underwriters on 7 January 2005 of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 420,852,000 additional H Shares, representing approximately 15% of the Offer Shares initially available under the Global Offering, solely to cover such over-allocations in the International Offering. The details of the exercise of the Over-allotment Option are more particularly described in the Company's announcement of 7 January 2005.

By Order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 11 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English), Hong Kong Economic Times (Chinese).

Attachment 60

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In addition, the H Shares may not be offered or sold in the United States absent registration or an exemption from registration.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss whatsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein or the context otherwise requires, terms defined in the prospectus dated 3 December 2004 (the "Prospectus") issued by Air China Limited (the "Company") have the same meanings when used in this announcement.


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

EXERCISE OF THE OVER-ALLOTMENT OPTION

- The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by China International Capital Corporation Limited and Merrill Lynch Far East Limited on behalf of the International Underwriters on 7 January 2005 in respect of 420,852,000 additional H Shares (together, the "Over-allotment Shares"), solely to cover over-allocations in the International Offering.

- 382,592,727 Over-allotment Shares will be issued and allotted by the Company and 29,749,686 and 8,509,587 Over-allotment Shares will be sold by CNAHC and CNACG respectively at HK$ 2.98 per H Share (exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee), being the Offer Price per H Share in connection with the International Offering.

The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by China International Capital Corporation Limited and Merrill Lynch Far East Limited on behalf of the International Underwriters on 7 January 2005 in respect of the Over-allotment Shares (representing approximately 15% of H Shares initially offered under the Global Offering), solely to

cover over-allocations in the International Offering. 382,592,727 Over-allotment Shares will be issued and allotted by the Company and 29,749,686 and 8,509,587 Over-allotment Shares will be sold by CNAHC and CNACG respectively at HK$ 2.98 per H Share (exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee), being the Offer Price per H Share in connection with the International Offering. Listing of and permission to deal in the Over-allotment Shares have already been granted by the Listing Committee of the Stock Exchange. Dealings in the Over-allotment Shares are expected to commence on the main board of the Stock Exchange at 10:00 a.m. on 11 January 2005. Application has been made for the H Shares issued pursuant to the Global Offering, including the Over-allotment Shares, to be admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Admission of the Over-allotment Shares to the Official List of the UK Listing Authority is expected to become effective, and unconditional dealings in the Over-allotment Shares on the London Stock Exchange are expected to commence, at 8:00 a.m. (UK time) on 11 January 2005.

The shareholding structure of the Company immediately before and after the issue and the sale of the Over-allotment Shares is as follows:

	Before the issue and sale of Over-allotment Shares		After the issue and sale of Over-allotment Shares	
	Number of Domestic / Non-H Foreign / H Shares	Approximate percentage of issued share capital	Number of Domestic / Non-H Foreign / H Shares	Approximate Percentage of issued share capital
Shareholders				
CNAHC	4,855,945,675 Domestic Shares	53.65%	4,826,195,989 Domestic Shares	51.16%
CNACG	1,388,992,507 Non-H Foreign Shares	15.35%	1,380,482,920 Non-H Foreign Shares	14.64%
Strategic Investor	905,061,819 H Shares	10.00%	943,321,091 H Shares	10.00%
H Share public Shareholders	1,900,618,181 H Shares	21.00%	2,283,210,909 H Shares	24.20%
Total number of Shares	9,050,618,182 Shares	100%	9,433,210,909 Shares	100%

The net proceeds of approximately HK$1,100 million, after deducting expenses (comprising principally of underwriting commission, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy), from the issue of 382,592,727 Over-allotment Shares by the Company will be used by the Company to acquire certain aircraft and to repay debts that will mature in one year, as more fully described in the Prospectus in the section headed "Future Plans and Use of Proceeds".

Both CNAHC and CNACG are required by PRC regulations to contribute the proceeds from the sale of the Over-allotment Shares to the Chinese National Social Security Fund. Pursuant to an approval from SASAC, CNAHC will, on behalf of the Chinese National Social Security Fund, sell such Over-allotment Shares and transfer the net proceeds to the Chinese National Social Security Fund. The net proceeds to CNAHC and CNACG from the sale of the Over-allotment Shares upon the exercise of Over-allotment Option will be approximately HK$110 million after deducting expenses (comprising principally of underwriting commission, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy). The Company will not receive any proceeds from the sale of the Sale Shares comprised within the Over-allotment Shares.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 7 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).

Attachment 61


AIR CHINA LIMITED
中國國際航空股份有限公司


We serve with passion
and we grow through innovation

Annual Report 2005

stock code : 753 Hong Kong
AIRC London

Air China Limited is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China.

Air China Limited is primarily based in Beijing, China, one of the most important hubs for air transportation in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes serving 70 domestic and 36 international destinations, Air China Limited aims to become the best partner of all passengers in providing safe, convenient, comfortable and customised services.

Air China Limited has set its mission statement as: to be the favored airline for mainstream passengers; to be the most valuable and profitable airline in China and to be an airline with international competitiveness.

CONTENTS

02 Corporate Information

03 Summary of Financial Information

04 Summary of Operating Data

06 Chairman's Statement

08 Business Overview

14 Management's Discussion and Analysis of Financial Position and Operating Results

21 Corporate Governance Report

31 Report of the Directors

49 Report of the Supervisory Committee

50 Profile of Directors, Supervisors and Senior Management

54 Report of the Independent Auditors

55 Consolidated Income Statement

56 Consolidated Balance Sheet

58 Consolidated Statement of Changes in Equity

60 Consolidated Cash Flow Statement

62 Balance Sheet

64 Notes to Financial Statements

136 Glossary of Technical Terms

Corporate Information

Registered Chinese Name
中國國際航空股份有限公司

English Name
Air China Limited

Registered Office
9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A, Tianzhu Airport Industrial Zone
Shunyi District
Beijing, China

Principal Place of Business in Hong Kong
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

Website Address
www.airchina.com.cn

Directors
Li Jiaxiang
Kong Dong
Wang Shixiang
Yao Weiting
Ma Xulun
Cai Jianjiang
Fan Cheng
Hu Hung Lick, Henry
Wu Zhipan
Zhang Ke

Supervisors
Zhang Xianlin
Liao Wei
Zhang Huilan
Liu Feng
Liu Guo Qing

Legal Representative of the Company
Li Jiaxiang

Joint Company Secretaries
Zheng Baoan
Li Man Kit *(ACIS, ACS)*

Qualified Accountant
David Tze-kin Ng *(CPA)*

Authorised Representatives
Cai Jianjiang
Li Man Kit

Legal Adviser to the Company
Haiwen & Partners (as to PRC Law)
Freshfields Bruckhaus Deringer
(as to Hong Kong and English Law)

Independent Auditors
Ernst & Young

H Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Listing Venues of our H Shares
Hong Kong and London

Summary of Financial Information

(RMB'000)

	2005	2004	2003	2002	2001
Operating Revenue	**38,290,966**	33,520,757	24,641,405	24,983,677	22,736,452
Profit from operations	**3,673,816**	4,485,251	2,284,264	3,284,379	3,286,105
Profit before tax	**3,374,254**	3,559,559	178,279	1,039,826	1,609,722
Net profit after tax (including net profit attributable to minority shareholders)	**2,470,380**	2,548,695	88,498	670,753	1,057,062
Net profit/(loss) attributable to minority shareholders	**64,124**	162,731	(71,106)	171,143	108,774
Net profit attributable to equity holders of the parent	**2,406,256**	2,385,964	159,604	499,610	948,288
EBITDA[1]	**8,186,496**	7,948,503	5,661,736	6,535,950	6,528,723
EBITDAR[2]	**9,928,427**	9,207,230	6,753,854	7,391,360	7,225,208
Earnings per share (RMB)	**0.255**	0.360	N/A	N/A	N/A
Return on owners' equity (%)	**11.98**	14.42	2.32	9.95	22.31

[1] EBITDA represents earnings before finance revenue and finance costs (including interest expense, interest income, exchange gains/losses, gains/losses on fuel derivatives and dividend income on long-term investments), income taxes, share of profits less losses of associates, dilution gains on investments and depreciation as computed under the International Financial Reporting Standards.

[2] EBITDAR represents EBITDA less operating lease expenses on aircraft and engines as well as other operating lease expenses.


40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
2005
2004
2003
2002
2001
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2005
2004
2003
2002
2001

Operating Revenue

Profit from opoerations

(RMB'000)

	31 December 2005	31 December 2004	31 December 2003	31 December 2002	31 December 2001
Total assets	**68,201,943**	66,689,269	56,397,062	57,394,612	58,253,358
Total liabilities	**46,651,337**	48,660,727	48,081,813	50,866,224	52,685,546
Minority interests	**1,458,365**	1,480,287	1,422,380	1,508,125	1,317,289
Owners' equity (excluding minority interests)	**20,092,241**	16,548,255	6,892,869	5,020,263	4,250,523
Owner's equity per share (RMB)	**2.13**	1.83	–	–	–

70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2005 2004 2003 2002 2001

Total assets

22,500,000
20,000,000
17,500,000
15,000,000
12,500,000
10,000,000
7,500,000
5,000,000
2,500,000
0
2005 2004 2003 2002 2001

Owners' equity

Summary of Operating Data

Including entire Air China Cargo Co., Ltd. ("Air China Cargo") but excluding Air Macau Company Limited ("Air Macau")

	2005	2004	Change (%)
Traffic			
RPK (in millions)	**52,404.8**	46,644.5	12.3
International	**21,773.7**	19,627.9	10.9
Domestic	**28,884.1**	25,487.2	13.3
Hong Kong and Macau	**1,747.0**	1,529.5	14.2
RFTK (in millions)	**2,759.6**	2,581.7	6.9
International	**2,062.8**	1,976.4	4.4
Domestic	**636.6**	544.1	17.0
Hong Kong and Macau	**60.2**	61.2	(1.6)
Passengers carried (in thousands)	**27,694.7**	24,500.0	13.0
International	**4,651.0**	4,219.0	10.2
Domestic	**22,162.1**	19,521.7	13.5
Hong Kong and Macau	**881.7**	759.2	16.1
Cargo and mail (tonnes)	**732,995.1**	665,252.7	10.2
Kilometres flown (in millions)	**388.2**	338.7	14.6
Block hours (in thousands)	**597.5**	510.2	17.1
Number of flights	**217,863**	183,693	18.6
International	**31,031**	28,366	9.4
Domestic	**178,414**	148,751	19.9
Hong Kong and Macau	**8,418**	6,576	28.0
RTK (in millions)	**7,440.0**	6,751.4	10.2
Capacity			
ASK (in millions)	**70,661.5**	64,894.0	8.9
International	**29,582.1**	27,896.8	6.0
Domestic	**38,385.7**	34,626.6	10.9
Hong Kong and Macau	**2,693.6**	2,370.6	13.6
AFTK (in millions)	**5,062.6**	4,843.0	4.5
International	**3,590.9**	3,481.7	3.1
Domestic	**1,347.9**	1,253.2	7.6
Hong Kong and Macau	**123.7**	108.1	14.4
ATK (in millions)	**11,422.1**	10,683.5	6.9
Load factor			
Passenger load factor (RPK/ASK)	**74.2%**	71.9%	2.3 ppt
International	**73.6%**	70.4%	3.2 ppt
Domestic	**75.2%**	73.6%	1.6 ppt
Hong Kong and Macau	**64.9%**	64.5%	0.4 ppt
Cargo and mail load factor (RFTK/AFTK)	**54.5%**	53.3%	1.2 ppt
International	**57.4%**	56.8%	0.6 ppt
Domestic	**47.2%**	43.4%	3.8 ppt
Hong Kong and Macau	**48.7%**	56.6%	(7.9) ppt

Summary of Operating Data

Including entire Air China Cargo but excluding Air Macau

	2005	2004	Change (%)
Yield			
Yield per RPK (RMB)	**0.57**	0.56	**1.8**
International	**0.54**	0.51	**5.9**
Domestic	**0.59**	0.60	**(1.7)**
Hong Kong and Macau	**0.66**	0.67	**(1.5)**
Yield per RFTK (RMB)	**2.03**	1.99	**2.0**
International	**2.16**	2.10	**2.9**
Domestic	**1.40**	1.39	**0.7**
Hong Kong and Macau	**4.27**	3.62	**18.0**
Fleet			
Total aircraft in service at period end	**176**	151	16.6
Daily utilization (block hours per day per aircraft)	**10.4**	10.2	2.0
Unit cost			
Operating expenses per ASK (RMB)	**0.45**	0.42	**7.1**
Operating expenses per ATK (RMB)	**2.78**	2.54	**9.4**

Chairman's Statement

During 2005, along with the rapid growth in demand in the PRC's aviation industry, the operations of Air China Limited (the "Company"), its subsidiaries and joint ventures (collectively the "Group") maintained good momentum throughout the year and the Group achieved continued, steady and well-balanced development. In 2005, the Company and Air China Cargo recorded revenue tonne kilometres of 7.44 billion and carried 27.69 million passengers and cargos and mails of 733,000 tonnes, representing increases of 10.2%, 13.0% and 10.2% from 2004 respectively. The Group's total revenue amounted to RMB38.3 billion in 2005, representing an increase of 14.2% compared with last year. Operating profit was RMB3,674 million, representing a decrease of 18.1% from 2004, mainly due to the significant increase in the cost of jet fuel arising from the soaring international oil prices.



Li Jiaxiang
Chairman

The continual increase in international oil prices presented severe challenges to the aviation and transportation enterprises. In 2005, the cost of jet fuel as a percentage of operating expenses of the Group rose from 28.8% in 2004 to 34.0%, representing an increase of RMB3.423 billion compared with 2004. The Group implemented various measures to mitigate the impact of rising jet fuel prices, such as the enhancement of operation control, promotion of computerised planning system, flight route optimisation, redespatch, purchase of advanced aircraft with lower fuel consumption, and jet fuel hedging transactions. As a result of our measures to reduce costs and increase efficiency, the Group substantially mitigated the impact of rising jet fuel price. In addition, the collection of jet fuel surcharge also relieved pressure on operating costs to a certain extent. The Group's net profit attributable to equity holders for 2005 was RMB2,406 million, representing an increase of 0.9% from last year, which was principally attributable to factors such as the appreciation of Renminbi. The Group continued to maintain its leading position among fellow PRC airlines in terms of profitability.

In 2005, we introduced a new flight route between Hangzhou and Hong Kong and resumed the Lhaza – Chengdu – Hong Kong route. The Group also introduced or resumed 20 domestic routes, such as the Beijing – Ningbo route, bringing the Company's total number of routes to 316 with destinations spanning across 22 countries (regions) and 106 cities.

In 2005, 25 new aircraft were added to the Company and Air China Cargo's fleet, increasing the number of aircraft to 176. During the year, the Company also entered into purchase contracts for 35 aircraft and lease agreements for 17 aircraft. The scale of the Company's fleet will be expanded further to meet the needs for additional routes and increased flight frequency. The expanded fleet capacity will directly contribute to its service capacity for the 2008 Olympic Games.

As at 16 September 2005, the Company successfully issued corporate bonds of RMB3 billion in aggregate. The bonds received overwhelming subscription from investors upon issue and were completely taken up on the first date with more than 10-time oversubscription. Prior to the this, on 25 May 2005, the Company has successfully issued short-term commercial papers in the amount of RMB2 billion. As such, the Company became a listed issuer of stocks, corporate bonds and short-term commercial papers.

We are committed to providing passengers with safe, convenient, comfortable and customised flight services. With our special service enhancement programme, our service quality continued to improve and the Company won the Excellent Award for Travellers' Satisfaction in a 2005 travellers' satisfaction survey. During 2005, the Company recorded 599,000 hours of safe flight hours, 243,000 landings and take-offs with flight incident rate of as low as 0.134 per 10,000 flight hours. As a result, the Group was honoured the "2005 Golden Roc Cup" by CAAC.

Chairman's Statement

The Company is the only national flag carrier in the PRC, providing private and chartered plane services to national leaders, cultural and sports representatives as well as diplomatic delegations etc. As such, the Company enjoys extensive brand awareness and good reputation among consumers. During 2005, the Company ranked the 35th among "Top 500 Most Valuable Brands of 2005 in China" sponsored by World Brand Laboratory. The Company topped the list among PRC airlines and was the only transportation services provider among the 29 mainland companies with international influence. In a survey of the PRC's top ten world brands conducted by *Financial Times* of the U.K. and McKinsey & Company, the Company ranked the eighth and the second respectively in terms of overall ranking and best brand awareness. Capitalising on its unique position as the sole passenger aviation partner for the 2008 Olympic Games, the Group is aggressively boosting its brand awareness and presence to enlarge its brand effect and influence among passengers.

2006 will be a year full of opportunities and challenges. The Company will continue to face the severe challenge of oil price hike in the international market. Besides, with the rapid growth in the PRC's aviation industry, the continued deregulation in civil aviation industry to allow investments by different entities, and the shortage in resources such as air route rights, time slots and key technicians, the Company is expected to face more intense market competition. The Company will continue to overcome these unfavourable factors, through taking full advantage of the golden opportunities arising from the 2008 Beijing Olympic Games, maintaining our strategy of building hubs and networks through strategic alliance, optimising of resources allocation and actively developing external cooperation such as code sharing arrangement and aviation alliance. Moreover, the Company will continue to promote organisational transformation, expand its service network and streamline its operation flow. The Company plans to establish an objective appraisal and performance management system to enhance its overall management standard; further improve corporate governance, strengthen the function of special committees; continue to strengthen decision-making function and improve enforceability of decisions, pay attention to risk control and the construction of internal control system, aiming to position itself as a highly recognised and most valuable and profitable airline in the PRC with international competitive strength.

Passenger recognition is the best reward for our efforts. I am pleased to see the growing number of passengers that have chosen our service and placed their trust in us. Over the past year, the members of the Board and the management discharged their duties diligently and faithfully for furtherance of the Company's growth. Our staff also contributed their professionalism and skills. I am very pleased with the performance of the Company in 2005. Finally, on behalf of the Board, I would like to express my heart-felt gratitude to the shareholders for their trust and support.

Li Jiaxiang
Chairman

Beijing, PRC
18 April 2006



Business Overview


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Business Review of the Company and Air China Cargo

Passenger services: In 2005, the Company's passenger traffic reached 52,405 million RPKs, representing an increase of 12.3% from 2004. Passenger traffic from international routes, domestic routes and Hong Kong and Macau routes increased by 10.9%, 13.3% and 14.2% respectively. The higher growth in domestic and Hong Kong and Macau routes compared with international routes reflected the robust growth potential of the domestic and Hong Kong and Macau aviation markets. For 2005, the number of passengers carried increased by 13.0% from 2004 to 27.69 million, available seat kilometres of the Company increased by 8.9% from 2004 to 70,662 million kilometres, while passenger load factor increased by 2.3 percentage points from 2004 to 74.2% and income per RPK increased by 1.8% from 2004 to RMB0.57.

Cargo services: During 2005, turnover volume of cargo and mail of the Company increased by 6.9% from 2004 to 2,760 million RFTKs. Cargo and mail carried increased by 10.2% from 2004 to 733,000 tonnes. On 18 December 2005, the first B747-400 cargo aircraft acquired by Air China Cargo, a 51% owned joint venture of the Company, was delivered to Beijing International Airport, which enabled Air China Cargo to catch up with the growth of the industry in terms of transport capacity. Subsequent to that, three more B747-400 cargo aircraft and three TU204 cargo aircraft will join the fleet of Air China in succession. For 2005, available freight tonne-kilometres of the Company increased by 4.5% to 5,063 million, while cargo and mail load factor increased by 1.2 percentage points from 2004 to 54.5%, and cargo yield per RFTK increased by 2.0% to RMB2.03.

Business Review of Air Macau

The Company holds 51% of the capital share of Air Macau through China National Aviation Corporation (Macau) Company Limited, a wholly-owned subsidiary of China National Aviation Company Limited. Air Macau was established in Macau in 1994 and is a domestic airline in Macau. It commenced operation in November 1995 under a franchise agreement entered into with the Macau government, pursuant to which Air Macau enjoys an exclusive franchise for a term of 25 years until 2020. Key operating data of Air Macau in 2005 are set out as follows:

	2005	2004	Change (%)
Traffic			
RPK (in millions)	**2,449.8**	2,145.6	14.2
RFTK (in millions)			
– passenger aircraft	**22.5**	23.2	(3.0)
– cargo aircraft	**147.5**	84.4	74.8
Passengers carried (in thousands)	**2,059.6**	1,808.0	13.9
Cargo carried (in tonnes)			
– passenger aircraft	**19,251**	19,601	(1.8)
– cargo aircraft	**132,662**	83,683	58.5
Capacity			
ASK (in millions)	**3,425.4**	3,068.2	11.6
ATK (in millions)			
– passenger aircraft	**392.44**	349.20	12.4
– cargo aircraft	**206.92**	117.14	76.6

Business Overview

	2005	2004	Change (%)
Load Factor			
Passenger load factor (RPK/ASK)	**72**	70	2
Cargo load factor (RFTK/AFTK)			
– passenger aircraft	**45.1**	54.8	(9.7) ppt
– cargo aircraft	**71.3**	72.1	(0.8) ppt
Yield			
Yield per RPK (avos)	**65**	65	–
Yield per RFTK (MOP)			
– passenger aircraft	**5.05**	4.97	1.61
– cargo aircraft	**4.85**	4.88	(0.61)

Business Review of Associated Airlines

Shandong Airlines Company Limited ("Shandong Airlines")

The Company holds 22.8% of the capital share of Shandong Airlines. Shandong Aviation Group, which is owned as to 48.0% by the Company, also holds 42.0% of the shares of Shandong Airlines. During 2005, total traffic turnover of Shandong Airlines increased by 28.9% from 2004 to 439 million tonne kilometres, while passengers carried increased by 33.8% from 2004 to 4.01 million person-time.

Shenzhen Airlines Company Limited ("Shenzhen Airlines")

The Company holds 25% of the capital share of Shenzhen Airlines. During 2005, total traffic turnover of Shenzhen Airlines increased by 23.4% from 2004 to 840 million tonne kilometers, while passengers carried increased by 18.5% from 2004 to 5.73 million person-time.

Hub Building

During 2005, through expanding transport capacity, securing time slots and improving flight connection, the Company continued to strengthen hub building in Beijing, Chengdu and Shanghai and, in particular, reinforced its control over the Beijing hub.

Beijing is one of the most important international gateways and domestic transit hubs in China. The Company has the most extensive route network with Beijing as its base. In 2005, passenger throughput of the Company at the Beijing base was 16.57 million, representing a market share of 44.4%, while cargo and mail throughput was 475,500 tonnes, representing a market share of 50.2%. During the reporting period, the Company increased the number of aircraft serving the Beijing hub to 104, which was 12 aircraft more compared with 2004. The time slots in the Beijing Capital International Airport were also increased to 2,750 time slots per week. As for flight connection, the Company reinforced its advantage in transit connection of international and domestic networks, increasing the total number of connecting flights available per week by 23% to 36,400. Average number of connecting flights increased from 14.3 in 2004 to 16.5.

Compared with other domestic airlines, the Company has the most extensive route network in southwestern China with particular strengths in main routes within the region, such as Chengdu-Lhasa and Chengdu-Jiuzhai routes. In 2005, the Company reinforced transit connection function of Chengdu as regional hub, and preliminarily actualised two-way connection arrangement between western China and South East Asia. As a result, passenger traffic through connecting flights increased significantly. Chengdu has become an important hub for flights connecting Jiuzhai, Lhasa and domestic and international routes. Network coverage of the Chengdu hub in the western regional market has been gradually increasing.

Business Overview





The Company has a long history of operation in Shanghai, and is currently providing domestic and international passenger and cargo services at both Shanghai Hongqiao Airport and Shaghai Pudong International Airport. As Shanghai is growing into an important hub in the global aviation network, the Company accelerated the development of its operation in the Shanghai international gateway and expanded the transport capacity of routes originally departing from Shanghai. In 2005, the Company established four new routes from Shanghai to Guangzhou, Kunming, Xiamen and Wuhan respectively. During the year, the Company's transport capacity in Shanghai increased by 5 aircraft from 2004 to 28 aircraft in 2005.

Route Network

As a major part of hub building, the Company continued to improve and optimize its route network structure. As for passenger services, the Company increased flight frequency and made appropriate adjustments on the transport capacity of routes with substantial seasonal fluctuation. Top 20 domestic routes with the highest revenues from passenger services received a boost in transport capacity and such growth accounted for 46.5% of the total growth in transport capacity in the PRC. On the international front, emphasis was placed on routes to and from Europe, America and Korea with 1,283 more flights schedules, resulting in marked improvement in the overall efficiency of these routes. As for cargo services, regular flights serving the Chengdu-Beijing-Frankfurt route was formally launched on 18 December 2005. Being the first regular international cargo route at Chengdu, this route not only strengthened the position of the Company in western China, but also contributed substantially to the economic development in the region.

Leveraging on its hub network strengths, the Company further expanded its transit business. In 2005, the Company launched quasi-international flights(虛擬國際航班) from eight cities, including Chengdu, to Beijing. In addition, it also rolled out one-off transit services for flights from 8 terminals, including Guangzhou terminal, or Hong Kong to domestic destinations with transit at Beijing. The Company also entered into cooperation with Air Canada and launched one-off boarding services in the PRC and Canada. In 2005, the Company's transit and connecting flights served 718,000 passengers, fully reflecting the value of its hub network.

Fleet Maintenance

The fleet of the Company and Air China Cargo continued to expand. During the year, there was a net increase of 25 aircraft in the fleet. As at 31 December 2005, we and Air China Cargo operated a fleet of 176 aircraft with an average age of 8.1 years (2004: 8.1 years). Details of the fleet are set out in the table below:

Business Overview

Aircraft Model	No. of Aircraft			
	Self-owned	Finance Lease	Operating Lease	Subtotal
Passenger Aircraft				
Airbus	22	8	7	37
Boeing	64	38	26	128
CRJ-200	–	–	3	3
Cargo Aircraft	**5**	**–**	**1**	**6**
Business Jet	**–**	**–**	**2**	**2**
Total	**91**	**46**	**39**	**176**

As at 31 December 2005, Air Macau operated a fleet of 18 aircraft (2004: 15 aircraft), of which 13 were passenger aircraft and 5 were cargo aircraft.

To improve our service quality to high-end customers and expand the Company's market share in long haul business travel segment that offers higher yield, the Company embarked on improving first class and business class cabins of certain passenger aircraft, which were mainly used in for long haul routes, including flights to Frankfurt and New York. As at 31 December 2005, renovation work was completed for 5 aircraft, including 4 B747-400 aircraft and 1 A340-300 aircraft.

On 26 January 2005, the Company and Air China Group Import and Export Trading Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations such as Lhasa.

On 28 January 2005, the Company, other PRC airlines, China Aviation Supplies Import and Export Group Corporation and Boeing Company entered into a framework agreement regarding the acquisition of Boeing 787 aircraft. On 8 August 2005, the Company and Boeing Company entered into a formal agreement for the purchase of 15 Boeing 787 aircraft.

On 22 April 2005, the Company entered into an agreement with ILFC for the lease of 2 B737-800 aircraft from ILFC. On 19 May, the Company entered into an agreement with Sunrock for the lease of 5 B737-800 aircraft from Sunrock. On 2 June, the Company entered into an agreement with GECAS for the lease of 5 B737-800 from GECAS. The Company leased a total of 12 Boeing 737-800 aircraft from these companies.

On 27 March 2005, the Company and Shandong Airlines entered into an agreement whereby the Company wet leased 3 CRJ-200 aircraft from Shandong Airlines.

On 8 August 2005, the Company and Hong Kong Dragon Airlines Limited ("Dragonair") entered into an agreement whereby the Company wet leased 1 A330 and 1 A320 aircraft from Dragonair.

The above aircraft purchases and leases will further enhance the passenger transportation capacity of the Company's fleet and in turn provide more comfortable service to passengers.

Business Overview





Market Expansion

By strengthening connecting flight management, the Company provided effective support to the hubs and gateway with operations in the secondary markets. Sales efforts of the first and business classes were substantially reinforced, while international flights with one-off boarding service were rolled out at a faster pace. The Company also enriched its connecting flight service categories. Leveraging on its centralised control structure, the Company optimised the number of subclasses with the aim of maximizing the revenue of its routes.

For 2005, income from connecting flights increased by 16.1% from 2004 to RMB8,830 million. The number of direct sales customers reached 2,105 while frequent flyers membership expanded by 960,000 members to 3.01 million members. The Company sold 4.20 million electronic tickets with an aggregate value of RMB3,540 million, representing an increase of 51% from 2004 and accounting for nearly 20% in the total sales of electronic tickets in the PRC.

A network marketing strategy was adopted for cargo services. The Company established regional sales centres in overseas markets and consolidated regional sales resources in the domestic market with a focus on developing the sales network in hub regions, thereby consolidating its sales resources and the relevant transport capacity. Air China Cargo improved the load factor and yield rate of return flights by reducing the proportion of block cargo space, and promoting sales of round trip tickets and connecting flight tickets. The Company also improved domestic sales by carrying out direct sales and the "Mail Revival Scheme" (郵件復興計劃).

Business Cooperation for Mutual Benefits

The Company actively promoted bilateral cooperation. In 2005, it entered into codeshare agreements with Cathay Pacific Airways Limited ("Cathay Pacific"), Kuwait Airways Corporation, Qatar Airways and Varig Brasil Airlines of Italy, enlarging its codeshare partnership to 19 airlines. In addition, the Company also entered into 108 special prorate arrangements (SPA) with 84 airlines.

As at the end of 2005, the Company entered into codeshare arrangements for a number of international and Hong Kong and Macau passenger flight routes with 16 airlines, including United Airlines, Cathay Pacific and All Nippon Airways. For domestic routes, the Company entered into codeshare arrangements with three airlines, namely China Southern Airlines Company Limited, Shanghai Airlines Company Limited and Shandong Airlines, on a number of domestic routes.

For cargo services, Air China Cargo, a 51% owned joint venture of the Company, entered into codeshare arrangements with 6 airlines, including Lufthansa German Airlines (jointly operating route with the Company) and Nippon Cargo Airlines.

Business Overview

Post Balance Sheet Events

On 17 January 2006, the Company and Air China Group Import and Export Trading Co. entered into an aircraft purchase agreement with Boeing Company for the purchase of 10 B737-800 aircraft from Boeing Company.

On 28 March 2006, when the first extraordinary general meeting and class meeting of the Company in 2006 were held, a resolution in relation to the public offering of up to 27,000,000,000 Renminbi denominated ordinary shares (i.e. A Shares) by the Company in the PRC was approved.

On 24 January 2006, CNAC, a subsidiary of the Company, entered into an agreement with Shun Tak Air Transport Limited and its subsidiaries ("Macau Asia Express Agreement") in respect of the establishment of a joint venture in Macau named Macau Asia Express Limited ("Macau Asia Express"), which would primarily engage in the provision of low-cost air transportation services in Macau. Taking into account indirectly held interests, CNAC holds 43.7% equity interests in Macau Asia Express.

Management's Discussion and Analysis of Financial Position and Operating Results


www.airchina

Financial statements of the Group set out from pages 55 to 135 of the annual report for the year, comprising the consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement, balance sheet and notes to financial statements, were prepared in accordance with International Financial Reporting Standards ("IFRS"). The following discussion and analysis are designed to assist the reader in understanding the information provided in this annual report so as to fully comprehend the financial position of the Group as a whole.

Profit From Operations and Net Profit Attributable to Equity Holders

In 2005, the Group's profit from operations was RMB3,674 million, representing a decrease of 18.1% compared with 2004. Net profit attributable to equity holders amounted to RMB2,406 million, representing a decrease of 0.9% compared with 2004. The decrease in profit from operations was mainly due to the rising jet fuel price.

The consolidated financial statements include the operating results of all subsidiaries of the Group. During the reporting period, share of profits from associates was RMB225 million, representing a decrease of 51.5% from the corresponding period last year, primarily due to the decrease in profits from three associates, namely Dragonair, Shenzhen Airlines and Shandong Airlines.

Profit Contribution by Business Segments

(RMB'000)	**2005**	2004	Change (%)
Airline operations	**3,367,949**	4,146,402	(18.8)
Engineering services	**153,779**	93,269	64.9
Airport terminal services	**123,679**	203,133	(39.1)
Others	**28,409**	42,447	(33.1)
Profit from operations	**3,673,816**	4,485,251	(18.1)

Earnings Per Share

In 2005, the Group's earnings per share was RMB25.5 cents, a decrease of 29.2% compared with RMB0.36 for 2004. This was mainly due to the initial public offering of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 shares pursuant to the over-allotment option in the beginning of 2005, which increased the weighted average number of shares compared with last year. Details of earnings per share are set out in note 14 to the financial statements.

Management's Discussion and Analysis of Financial Position and Operating Results





Operating Revenue

In 2005, the Group's operating revenue was RMB38,291 million, representing an increase of 14.2% compared with last year. Increase in the Group's operating revenue was mainly attributable to the rapid growth of air traffic revenue, which increased by 14.5% in 2005. In 2005, the daily utilization of aircraft averaged at 10.4 hours, increased 0.2 hours as compared with 2004.

Revenue Contribution by Business Segments

(RMB'000)	**2005**	2004	Change (%)
Airline operations	**37,380,669**	32,766,164	14.1
Engineering services	**376,437**	296,775	26.8
Airport terminal services	**320,477**	287,905	11.3
Others	**213,383**	169,913	25.6
Total operating revenue	**38,290,966**	33,520,757	14.2

The Group's operating revenues principally included air traffic and other operating revenue. Most of our operating revenue was from air traffic revenue, which represented 92.2% of the Group's total revenue in 2005, while the other operating revenue represented only 7.8% of the total operating revenue. Among air traffic revenues in 2005, 89.5% was generated from passenger services and 10.5% was from cargo and mail transport.

The passenger transport income increased by 14.2% to RMB31.58 billion in 2005 from RMB27.67 billion in 2004. It was mainly attributable to the increase in transport capacity, passenger load factor and profitability level. The Company's transport capacity in terms of available seat kilometres increased by 8.9% to 70.66 billion in 2005 from 64.89 billion million in 2004 . The Company's passenger load factor rose to 74.2% in 2005 as compared with 71.9% in 2004. The Company's passenger yield increased by 1.8% to RMB0.57 in 2005 from RMB0.56 in 2004.

Revenue from cargo and mail increased by 17.2% to RMB3,716 million in 2005 from RMB3,170 million in 2004. Such increase was primarily as a result of the improvements in the traffic capacity, cargo and mail load factor and profitability level. Cargo transport capacity in terms of available freight tonne-kilometres increased by 4.5% to 5,063 million in 2005 from 4,843 million in 2004.

The load factor of cargo transport increased to 54.5% in 2005 from 53.3% in 2004. The overall cargo yield increased by 2% to RMB2.03 for each yield tonne kilometre in 2005 from RMB1.99 for each yield tonne kilometre in 2004.

Management's Discussion and Analysis of Financial Position and Operating Results

Revenue Contribution by Geographical Segments

(RMB'000)	**2005**	2004	Change (%)
Domestic	**20,490,055**	18,482,949	10.9
Hong Kong/Macau	**2,269,256**	1,744,590	30.1
Europe	**5,081,774**	4,232,489	20.1
North America	**2,964,247**	2,477,214	19.7
Japan/Korea	**4,250,255**	3,846,973	10.5
Asia Pacific, others	**3,235,379**	2,736,542	18.2
Operating revenue	**38,290,966**	33,520,757	14.2


8.2%
8.4%
7.4%
7.7%
12.6%
13.3%
5.9%
5.2%
Outside : 2004
Inside : 2005
Domestic
Hong Kong/Macau
Europe
North America
Japan/Korea
Asia Pacific, others

Operating Expenses

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. In 2005, the Group recorded RMB34.617 billion in operating expenses, representing an increase of 19.2% compared with RMB29.036 billion in 2004, primarily as a result of the rising jet fuel costs.

(RMB'000)	**2005**	2004	Change (%)
Jet fuel	**11,777,129**	8,353,752	41.0
Take-off, landing and depot charges	**4,442,585**	4,230,349	5.0
Depreciation	**4,512,680**	3,463,252	30.3
Aircraft maintenance, repair and overhaul	**1,341,773**	2,835,648	(52.7)
Employee compensation costs	**3,406,825**	2,921,322	16.6
Air catering expenses	**1,242,933**	1,171,784	6.1
Others	**7,893,225**	6,059,399	30.3
Total Operating Expenses	**34,617,150**	29,035,506	19.2

Jet fuel costs increased by 41.0% to RMB11.7 billion in 2005 from RMB8,354 million in 2004 and accounted for 34.0% of operating expenses as compared with 28.8% in 2004. This increase was primarily due to jet fuel price rise and the increased consumption of jet fuel as a result of the increased number of flights operated.

Management's Discussion and Analysis of Financial Position and Operating Results

Take-off, landing and depot charges increased by 5% to RMB4,443 million in 2005 from RMB4,230 million in 2004, primarily due to the increased number of flights operated.

Depreciation expenses increased by 30.3% to RMB4,513 million in 2005 from RMB3,463 million in 2004, primarily due to the accounting changes and fleet expansion. Details on the accounting changes are set out in note 2 to the financial statements.

Aircraft maintenance, repair and overhaul expenses decreased by 52.7% to RMB1,342 million in 2005 from RMB2,836 million in 2004, primarily due to accounting changes. Details on the accounting changes are set out in note 2 to the financial statements.

Employee compensation costs increased by 16.6% to RMB3,407 million in 2005 from RMB2,921 million in 2004, primarily due to the increased flight hours, growth of the number of employee, and increased income of employee.

Air catering charges increased by 6.1% to RMB1,243 million in 2005 from RMB1,172 million in 2004, primarily due to an increase in the number of passengers carried.

Other operating expenses, including aircraft and engines operating lease expenses, other flight operation expenses, selling and marketing expenses and general and administrative expenses, increased by 30.3% to RMB7,893 million in 2005 from RMB6,059 million in 2004.

Expenses on operating leases of aircrafts and engines increased from RMB1,071 million in 2004 to RMB1,531 million in 2005, mainly due to the increase in operations with leased aircrafts as well as wet lease of aircrafts from Air Macau Company Limited, Hong Kong Dragon Airlines Limited and Shandong Airlines Company Limited.

Other flight operation expenses increased to RMB3,745 million in 2005 from RMB2,698 million in 2004, primarily due to the adjustments in the accounting policies and the increase in CAAC Infrastructure Development Fund as a result of the increased number of routes.

Selling and marketing expenses increased to RMB1,775 million in 2005 from RMB1,387 million in 2004, primarily due to higher related expenses as a result of increased sales income.


20.9%
22.7%
4.0%
3.6%
Outside : 2004
Inside : 2005
3.9%
9.8%
13.0%
12.8%
11.9%
14.6%
Jet Fuel
Take-off, landing and depot charges
Depreciation
Aircraft maintenance, repair and overhaul
Employee compensation costs
Air catering expenses
Others

Management's Discussion and Analysis of Financial Position and Operating Results

Analysis of Assets

As at 31 December 2005, the Group had total assets of RMB68.2 billion, representing an increase of 2.3% from 31 December 2004. Of the total assets, RMB7,540 million of current assets accounted for 11.1%, while RMB60.66 billion of non-current assets accounted for 88.9%. Among the current assets, cash and cash equivalents were RMB2,248 million, decreasing by 76.1% as compared with 31 December 2004, while trade receivables increased by 16.9% as compared with 31 December 2004 to RMB2,764 million. Among the non-current assets, property, plant and equipment were RMB47.191 billion, representing an increase of 8.6% as compared with 31 December 2004.

Assets Mortgage

As at 31 December 2005, the Group mortgaged certain aircraft with an aggregate carrying value of approximate RMB26.958 billion (compared with RMB28.585 billion as at 31 December 2004) pursuant to certain loan and finance lease agreements. In addition, certain bank deposits of the Group in the sum of approximately RMB177 million (compared with approximately RMB117 million as at 31 December 2004) were pledged against the Group's certain loans and obligations in respect of certain operating leases and financial derivatives.

Debt Structure of the Group

	Bank, other loans and corporate bonds		**Obligations under finance leases**	
(In RMB'000)	**2005/12/31**	2004/12/31	**2005/12/31**	2004/12/31
Within one year	**10,401,170**	8,806,051	**1,954,873**	1,705,146
In the second year	**2,747,158**	3,063,899	**1,949,802**	1,943,630
In the third to fifth years, inclusive	**4,699,654**	6,215,259	**6,071,492**	6,722,448
After five years	**5,376,067**	3,617,464	**57,377**	1,910,163
Total	**23,224,049**	21,702,673	**10,033,544**	12,281,387

A significant portion of the Group's debts will fall due within one year. The Group expects to meet its liabilities with bank loans, internal resources and other resources as they fall due. The Group is not exposed to any insolvency risk for the reasons set out in the sections titled "Liquidity and Capital Resources" and "Objective and Policy of Financial Risk Management".

Gearing Ratio

As at 31 December 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 68.4%, which dropped by 5 percentage points from 73.0% as at 31 December 2004.

Interest Expense

In 2005, interest expense of the Group decreased from RMB1.824 billion in 2004 to RMB1.773 billion, primarily due to the repayment of certain bank loans and decrease in obligations under finance leases.

Interest Cover

In 2005, earnings before finance revenue and finance costs (including interest expense, interest income, exchange gains/losses, net gains on fuel derivatives and dividend income from available-for-sale investments), enterprise income taxes, share of profits less losses of associates, dilution gains on investments and depreciation ("EBITDA") as computed under IFRS, divided by interest expense, were 4.62 times, compared with 4.36 times in 2004. The increase in interest cover was attributable to the decrease in interest expense and rise in EBITDA.

Management's Discussion and Analysis of Financial Position and Operating Results

Capital Commitments and Contingent Liabilities

As at 31 December 2005, capital commitments of the Group increased substantially from RMB11.832 billion as at 31 December 2004 to approximately RMB38.514 billion, primarily due to commitments in the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 31 December 2005, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. Details of contingent liabilities of the Group will be set out in note 41 to the financial statements.

Liquidity and Capital Resources

The Group finances its operations through cash inflow from operating activities and bank loans. Like many other airline groups in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2005 and 31 December 2004, net current liabilities of the Group were RMB16 billion and RMB9.053 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, in particular, a RMB7.165 billion decrease in cash and cash equivalents.

In 2005, the Group's net cash inflow from operating activities decreased by 2% to RMB6.048 billion from RMB6.156 billion in 2004. Net cash outflow from investing activities in the same period increased by 151% to RMB12.500 billion from RMB4.979 billion in 2004, primarily due to an increase in prepayment for purchase of aircraft. The Group recorded a net cash outflow in financing activities of RMB0.766 billion, primarily due to the repayment of bank loans and the distributions to shareholders pursuant to the Group's restructuring in 2004. The major sources of finance of the Group are bank loans. As at 31 December 2005, the Group had obtained bank facilities of up to RMB78.570 billion from a number of banks in the PRC.

As at 16 September 2005, the Company successfully issued corporate bonds of RMB3 billion in aggregate. The bonds received overwhelming subscription from investors upon issue and were completely taken up on the first date with more than 10-time oversubscription. Prior to this, on 25 May 2005, the Company has successfully issued short-term commercial papers in the amount of RMB2 billion.

Capital Expenditure

For 2005, the capital expenditure of the Company amounted to RMB10.547 billion. Among the capital expenditure of the Company, total investment in aircraft was RMB9.069 billion, including a prepayment of RMB6.183 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB1.478 billion, which mainly involved the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

The Group intended to fund its capital expenditure with internal generated source of funds, bank loans, corporate bonds and the proceeds from the proposed issue of A shares.

Objective and Policy of Financial Risk Management

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. The Group's strategy for managing its jet fuel price risk aims to provide itself with protection against sudden and significant price increases. Subject to the applicable laws of the PRC, the Group started to engage in fuel hedging transactions in March 2001. The subjects of hedging instruments were mainly Singapore jet fuel and Brent crude oil derivatives that are closely linked to jet fuel. In 2005, the Group applied hedging to 12.3% of the procured jet fuel, and the net gain on jet fuel derivatives was RMB222 million, representing an increase of 440% compared with 2004.

Management's Discussion and Analysis of Financial Position and Operating Results





Foreign liabilities constitute a large proportion of the Group's liabilities. As at 31 December 2005, loans denominated in US dollar and Hong Kong dollar were equivalent to RMB11.352 billion and RMB224 million respectively. Appreciation of the Renminbi will benefit the Company with exchange gains. In 2005, the net exchange gains of the Group was RMB918 million (2004: net exchange losses of RMB55 million). The foreign exchange income and expenses of the Group are generally the same. The Group adopted "natural immunity" method to achieve a matching structure of income and expenses by adjusting the proportion of its liabilities in foreign currencies. The Company will continue to avoid exposure to the risk of exchange rate fluctuation by adopting a strategy that matches the income and payment in certain principal currencies.

Information on financial risk management objectives and polices in other aspects of the Group's operations will be set out in note 44 to the financial statements.

Corporate Governance Report



The Company has been committed to maintaining and enhancing the level of its corporate governance so as to ensure greater accountability and transparency and bring long-term return to the Shareholders. Except a few deviations set out in the chapter of corporate governance in the interim report of 2005, the Company has complied with the principles and code provisions of the Code on Corporate Governance Practices ("Code") under Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules"). Since April 2005, the Company has remedied the deviations to strictly comply with the code provisions under the Code. The Company's corporate governance practices and deviations from the Code are summarised and discussed below.

Governance Structure

Board of Directors of Air China Limited

(comprising 3 executive directors, 4 non-executive directors and 3 independent non-executive directors)

Special committees under the board of directors of Air China Limited

- Audit and risk control committee (comprising 2 independent non-executive directors and 1 non-executive director)
- Nomination and remuneration committee (comprising 2 non-executive directors and 3 independent non-executive directors)
- Strategy and investment committee (comprising 2 non-executive directors and 2 executive directors)

Corporate Governance Report

Major Corporate Governance Principles and Practices of the Company

A. Board of Directors ("Board")

The power of board is balanced by comprising independent non-executive directors representing at least one-third of the board.

- The Board of the Company currently comprised ten directors, three of which are independent non-executive directors. The directors of the Company are elected by the general meeting to have a three-year term of office, and eligible for re-election upon expiry of the term.

- Pursuant to the Listing Rules, each of the independent non-executive directors has confirmed his/her independence with the Stock Exchange. Each of the independent non-executive directors re-confirmed his/her independence on 31 December 2005. The Company considered that they were independent.

Deviation: Nil

The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer.

- With reference to the nature of the objectives of the Company's specialised operations, the non-executive directors' extensive expertise and experience in the fields of aviation, finance and financial management provide substantial support for the effective performance of the Board.

- The list of the directors and their biographical details and respective roles in the Board and Board committees are set out in the annual report and published on the Company's website.

Deviation: Nil

Distinguished roles of the chairman and chief executive officer

- The Chairman, Mr. Li Jiaxiang, a non-executive director, is responsible for leading the Board and ensuring the Board's efficient operation and that all major and relevant issues are discussed by the Board in a prompt and constructive manner.

- The Chairman shall be elected and dismissed by a majority of all directors. The term of office of the Chairman shall be three years, and the Chairman is eligible for re-election upon expiry of the term.

- The Company has a Chief Executive Officer who shall be nominated, appointed or dismissed by the Board.

- The Chief Executive Officer, Mr. Ma Xulun, is authorised to oversee the Group's business operations and implement its strategies to attain overall commercial goals.

Deviation: Nil

Non-executive directors should be appointed for a specific term, and all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

- The term of office of the existing non-executive directors is three years. Mr. David Muir Turnbull resigned as director of the Company with effect from 13 December 2005. The Company has published an announcement in respect of his resignation.

Corporate Governance Report

Deviation: Nil

The board should assume responsibility for leadership and control of the company and be collectively responsible for promoting the success of the company.

- The Board is accountable to the shareholders' general meeting and determines the investment proposals of the Company and delimits the approval authority regarding disposal of the Company's fixed assets according to the authorisation of the shareholders' general meeting. The Company formulated the *Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings* and *Rules and Procedures for Chief Executive Officer Work Meetings.*

- The Chief Executive Officer shall be authorised by the Board to implement various strategies and oversee the day-to-day operations of the Company.

- The Board shall have independent access to the senior management personnel for enquiries in relation to the Company's management.

- The Board shall have specialised committees, the chairmen of which shall report to the Board on a regular basis.

Deviation: Nil

The board should meet regularly to carry out its duties. The board and its committees shall be provided with adequate information in a timely manner.

- Board meetings are held regularly throughout the year and shall generally include annual meeting, biannual meetings and meetings for the first and third quarters. Board meetings shall be convened by the Chairman and a 10-day notice shall be served to all directors before each meeting. The meetings may be attended through personal participation or other electronic means of communication.

- The secretary to the Board shall be responsible for the communications and liaison with all directors from the time the notice is served to the commencement of the meeting, and shall provide the necessary information to the directors to facilitate their decision-making concerning matters set out in the agenda.

- For the purpose of considering resolutions or matters during Board meetings, the directors may require presence of the persons in charge of the relevant departments to answer queries, so that the directors can have a thorough understanding of the key issues and the general situation.

- During each Board meeting, the Chief Executive Officer or other relevant departments shall report to the Board in writing in respect of the implementation of resolutions of the previous Board meeting. The Board shall review such implementation at the meeting.

- All directors shall have access to the Board secretary. Under the leadership of the Board and the Chairman, the Board secretary shall take the initiative to acquaint himself or herself with the implementation progress of Board resolutions, and report to and advise the Board in a timely manner on major issues arising in the course of implementation.

- Minutes of Board meetings shall be kept by the Board secretary and available for inspection by any director at anytime.

Corporate Governance Report

- All directors have actively participated in the business operations of the Company. Attendance of all directors at Board meetings in 2005 is as follows:

Attendance of individual director at Board meetings in 2005

No. of meetings	**5**	
Non-executive director:		
Li Jiaxiang *(Chairman)*	4/5	80%
Kong Dong	4/5	80%
Wang Shixiang	4/5	80%
Yao Weiting	4/5	80%
Executive Director:		
Ma Xulun *(Chief Executive Officer)*	5/5	100%
Cai Jianjiang	5/5	100%
Fan Cheng	4/5	80%
Independent non-executive director:		
Hu Hung Lick, Henry	5/5	100%
Wu Zhipan	4/5	80%
Zhang Ke	3/5	60%
Average attendance rate:		**84%**

Deviation: A 10-day notice is served to all directors before Board meetings are convened. However, the Code requires a notice of at least 14 days before each meeting. The reason for the Board's practice is that service of a 10-day notice to the directors is deemed sufficient under the PRC laws.

Remedy: Article 98 of the articles of association of the Company has been amended so that a notice of at least 14 days must be serviced to all directors before a meeting of the Board, except for extraordinary meeting. The amendment to the articles of association of the Company has been approved by the extraordinary general meeting held on 28 March 2006 and will become effective upon approval by the relevant authorities.

Each director is required to keep abreast of his responsibilities as a director of the company and of the operating manner, business activities and developments of the company.

- The management shall provide members of the Board and Board committees with relevant and sufficient information in a timely manner so as to update them with the latest developments of the Company and facilitate their discharge of duties.

- Newly appointed directors shall be given introduction in relation to the Company to ensure that they have a proper understanding of the management, business and governance practices of the Company.

- The Company also encourages its directors to participate in seminars and courses conducted by eligible institutions so as to enable them to boost necessary skills and update them with the latest changes or developments in the laws, Listing Rules and the Code with which they are required to comply in discharging their duties.

Deviation: Nil

The company should arrange appropriate insurance in respect of legal action against its directors.

- the Company has purchased liability insurance for its directors.

Corporate Governance Report

Deviation: Nil

Compliance with the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code")

- After making specific enquiries, the Company confirmed that each director and each supervisor have complied with the required standards of the Model Code as set out in Appendix 10 of the Listing Rules throughout 2005.

- The Model Code contained in Appendix 10 of the Listing Rules requires the Board to adopt written guidelines regarding transactions of securities of the issuer by its employees on terms no less exacting than the required standard of the Model Code.

- On 5 September 2005, the Company adopted a code of conduct regarding securities transactions by directors on terms no less exacting than the required standards of the Model Code. The code of conduct of the Company also applies to supervisors and relevant employees.

Deviation: The Company did not adopt any special code of conduct regarding securities transactions by directors, supervisors and relevant employees before 5 September 2005.

Remedy: the Company has adopted the Model Code set out in Appendix 10 of the Listing Rules, and on 5 September 2005 adopted a code of conduct regarding securities transactions by directors, supervisors and relevant employees on terms not less exacting than the required standards of the Model Code.

B. Remuneration of Directors and Senior Management

Issuers should establish a remuneration committee with specific written terms of reference. A majority of the members of the remuneration committee should be independent non-executive directors.

- the Company has established a nomination and remuneration committee to make recommendation to our Board regarding the compensation of other executive directors as well as candidates to fill vacancies on our Board. In addition, the nomination and remuneration committee reviews the performance and determines the compensation structure of the senior management.

- A majority of the members of the nomination and remuneration committee are independent non-executive directors. The current members of the nomination and remuneration committee are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of such committee.

- Attendance at the meetings of the nomination and remuneration committee in 2005 is as follows:

Attendance at the meetings of the nomination and remuneration committee in 2005 **No. of meeting**	**1**	
Wu Zhipan	1/1	100%
Hu Hung Lick, Henry	1/1	100%
Zhang Ke	1/1	100%
Li Jiaxiang	1/1	100%
Kong Dong	1/1	100%
Average attendance rate:		**100%**

Corporate Governance Report

- The articles of association of the Company provides that a shareholder holding 5% or more of the total shares of the Company is entitled to nominate a director through the nomination and remuneration committee, which will scrutinize the candidates for directorship and senior management according to the standards set out in the articles of association of the Company and report to the Board.

- On a meeting of the nomination and remuneration committee on 25 January 2005, the Board received a recommendation letter from Cathay Pacific Airways Limited nominating Mr. David Muir Turnbull as a non-executive director of the Company. The nomination and remuneration committee confirmed that the nomination conformed to the articles of association of the Company and the strategic placing agreement and, therefore, recommended that the Board nominate Mr. David Muir Turnbull as a non-executive director of the Company for a term up to the expiry of the term of the current session of the Board. It was also proposed that Mr. David Muir Turnbull shall be nominated before the next general meeting for official election. The Board received the resignation of Mr. Fan Cheng as the Board secretary and joint company secretary. It received a recommendation letter from CNAHC, the controlling shareholder, nominating Mr. Zheng Baoan as Board secretary of the Company. The nomination and remuneration committee of the Board confirmed that Mr. Zheng Baoan conformed to the requirements of the articles of association of the Company and the applicable laws regarding qualifications of board secretary and joint company secretary. The committee recommended the Board to engage Mr. Zhang Baoan as the Board secretary and joint company secretary of the Company until the expiry of the term of the current session of the Board. The resignation and appointment were subject to approval of the Stock Exchange.

- Remuneration payable to directors shall be determined according to the terms of their respective employment contract, if any, and recommendation of the nomination and remuneration committee. Details of the remuneration of the directors are set out in the financial statements.

Deviation: The Company did not adopt any terms of reference for the remuneration committee before 12 April 2005.

Remedy: The Company adopted the terms of reference for the remuneration committee (the nomination and remuneration committee) on 12 April 2005 in accordance with the requirements of the Code.

C. Accountability and Audit

The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.

- the Company has established an audit and risk control committee to review the financial information of the Company and the relevant disclosure, and review the internal controls of the Company.

- The Company shall publish its annual and interim results in a timely manner within four months and three months, respectively, after the end of the relevant periods.

- The Company has set up an investor relation webpage, on which figures of operating results are published monthly in order to improve transparency of the Company's performance and provide the latest developments of the Company in a timely manner.

- The Company has good environment for the implementation of internal controls. The Company has set up an effective electronic information system to support business development. The electronic information system comprises various operation systems, settlement system and a core accounting and audit platform, i.e. the Oracle financial information system. For the management of capital funds, the Company implemented a global online banking management system. An effective accounting information circulation system was also established.

Corporate Governance Report

Deviation: Nil

The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets.

- The Board takes ultimate responsibility for the internal controls of the Company, and shall review the effectiveness of the system through the audit and risk control committee.

Deviation: Nil

The board should establish formal and transparent arrangements for how to apply the financial reporting and internal control principles and for how to maintain an appropriate relationship with the company's auditors.

- The audit and risk control committee comprises 2 independent non-executive directors and 1 non-executive director, who are proficient in financial matters. The audit and risk control committee is primarily responsible for:

    1. making recommendations to the Board on the appointment and replacement of the external auditor;
    2. reviewing and monitoring the internal audit system of the Company and its implementation;
    3. liaison between the internal auditor and external auditor;
    4. reviewing the financial information of the Company and the relevant disclosure;
    5. reviewing the internal controls of the Company;
    6. other matters designated by the Board of the Company.

- The primary duties of the audit and risk control committee are to review and supervise our financial reporting process. The audit and risk control committee currently comprises two independent non-executive directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one non-executive director, Mr. Yao Weiting, with Mr. Zhang Ke acting as chairman of the committee.

- Attendance at the meetings of the audit and risk control committee in 2005 is set out as follows:

Attendance at meetings of the audit and risk control committee in 2005

No. of meetings	**2**	
Zhang Ke	2/2	100%
Yao Weiting	2/2	100%
Wu Zhipan	1/2	50%
Average attendance rate:		**83%**

- The audit and risk control committee passed the following resolutions at the first meeting held on 8 April 2005: the auditors' report for 2004 was considered and approved and would be submitted to the 8th meeting of the first session of the Board for consideration and approval; accounting system of the Company was considered and approved and would be submitted to the 8th meeting of the first session of the Board for consideration and approval after further amendments; the distribution policy and the distribution proposal for 2004 were agreed upon in principle and would be submitted to the 8th meeting of the first session of the Board for consideration and approval; the *Working Procedures of the Audit and Risk Control Committee of the Board* was considered and approved.

Corporate Governance Report

- At the second meeting of the audit and risk control committee held on 19 August 2005, the 2005 interim financial report of the Company was approved.

Deviation: The Company did not adopt any terms of reference for the audit and risk control committee before 12 April 2005.

Remedy: The Company adopted the terms of reference for the audit and risk control committee on 12 April 2005 in accordance with the requirements of the Code.

The responsibility of the directors in relation to the financial statements

The company prepares annual reports and interim reports each year. The responsibilities of the directors in relation to the financial statements are set out below and shall be read together with the Report of the Auditors set out on page 54.

- *annual report and account*

  The directors acknowledged that they are responsible for preparing the financial statements for each financial year so as to present a true and fair view of the position of the Company.

- *accounting policy*

  When preparing the financial statements of the Group, the directors have consistently applied appropriate accounting policies under the international accounting standards and observed all applicable accounting standards.

- *accounting records*

  The directors shall be responsible for keeping accounting records of the Company, which shall reflect the financial position of the Company with reasonable accuracy, enabling the Group to prepare the financial statements in accordance with the requirements of the Companies Ordinance and applicable accounting standards.

- *ongoing operation*

  After making appropriate enquiries, the directors believe that the Group has sufficient resources for operation in the foreseeable future. Accordingly, the financial statements should be prepared on a going concern basis.

  The statement of reporting responsibility of the auditors is set out in the Auditors' Report on page 54.

Auditor's Remuneration

The international and domestic auditors of the Company are Ernst & Young and Ernst & Young Hua Ming respectively. Breakdown of the remuneration to the Company's external auditors for audit service provided and other non-audit service assignment for the year ended 31 December 2005 are as follows:

Audit service

RMB7,400,000 for the audit of the Group's financial statements for the year ended 31 December 2005, subject to adjustments based on the actual time incurred for the audit.

Corporate Governance Report

Non-audit service assignment

RMB2,000,000 for agreed-upon procedure review on the Group's financial statements prepared in accordance with International Financial Reporting Standards for the six months ended 30 June 2005.

D. Delegation by the Board

The company should formalise the functions reserved to the board and those delegated to management. There shall be division of responsibility between the board committees, and each committee should be formed with specific terms of reference.

- To regulate the operations of the Board of the Company, the Company has formulated the *Rules and Procedures for Board Meetings*, setting out the powers and duties of the Board. The terms of reference of the Chief Executive Officer, who shall be accountable to the Board, are set out in the articles of association of the Company.

- For general investment projects where the five ratios, namely total investment to total assets, consideration to total market value, income from investment to total income of the Company, gain from investment to total gain of the Company and proportion of nominal value of shares as consideration to the total capitalisation of the issuer, are higher than 3% but lower than 25%, they will be subject to examination and approval by the Board. Upon approval of the investment plan and relevant budget, the Board may delegate the management to be in charge of the details and implementation. Where the above ratios do not exceed 3%, the management will directly approve the project.

- For projects involving connected transactions, the Board has the right to approve projects with four of the ratios, namely total investment to total assets, consideration to total market value, income from investment to total income of the Company and proportion of nominal value of shares as consideration to the total share capital of the issuer, lower than 2.5% and a consideration of less than HK$10 million. For projects with the above four ratios lower than 0.1% or not lower than 0.1% but lower than 2.5% and a consideration of less than HK$1 million, the approving power may be delegated to the management's working meeting.

- Investment projects involving an investment amount beyond the approving power of the Board as well as risky investment projects, including but not limited to investments in bonds, shares, futures, options and other financial derivatives, shall be submitted by the Board to the shareholders' general meeting for approval.

- In respect of the fixed assets of the Company, if the expected value of fixed assets proposed to be disposed, together with the amount received from the disposal of fixed assets within four months preceding the proposed disposal, does not exceed 33% of the fixed assets value as set out in the latest balance sheet approved by the general meeting, such proposed disposal may be approved by the Board. Otherwise, the Board may not dispose or agree to dispose such fixed assets prior to obtaining approval from the general meeting.

- The Company has established an audit and risk control committee in compliance with the Code as set out in Appendix 14 of the Listing Rules. The primary duties of the audit and risk control committee are to review and supervise our financial reporting process. The audit and risk control committee currently comprises two independent non-executive directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one non-executive director, Mr. Yao Weiting, with Mr. Zhang Ke acting as chairman of the committee.

- The Company has established a nomination and remuneration committee to make recommendations to our Board regarding the compensation of other executive directors as well as candidates to fill vacancies on our Board. In addition, the nomination and remuneration committee reviews the performance and determines the compensation structure of the senior management. The current members of the nominations and remuneration committee are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of such committee.

Corporate Governance Report

- The Company has established a strategy and investment committee to analyse and identify our development strategy and to decide on matters related to our investment as authorised by the Board. The current members of the strategy and investment committee are Mr. Kong Dong, Mr. Wang Shixiang, Mr. Ma Xulun and Mr. Cai Jianjiang, with Mr. Ma Xulun as chairman of such committee.

The Supervisory Committee is responsible for monitoring our financial matters and supervising the conduct of our Board and the management. The functions and authority of the Supervisory Committee include: reviewing the financial reports and other financial information prepared by the Board and proposed to be tabled before the shareholders' general meeting, as well as supervise the work of the directors, Chief Executive Officer, Deputy Chief Executive Officer and other senior personnel so as to prevent abuse of power or actions detrimental to the Company's interests. The current members of the Supervisory Committee are Mr. Zhang Xianlin, Mr. Liao Wei, Ms. Zhang Huilan and Mr. Liu Feng, with Mr. Zhang Xianlin acting as the chairman. In the event that any director has conflict of interests with the Company, the Supervisors may negotiate with the director concerned or bring the case to court on behalf of the Company. Resolution of meetings of the Supervisory Committee shall be passed by at least two-thirds of all Supervisors.

Deviation: Nil

E. Communications of the Company

The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use general meetings to communicate with shareholders.

- The Company established and maintains various communication channels with the shareholders such as the publication of annual and interim reports, press releases and announcements on the Company's website. The Company also formulated the *Investors Relation Management System*.

- The annual general meetings represent an effective means for the shareholders to exchange views with the Board. The Chairman of the Board, as well as the respective chairman of the audit and risk control committee, nomination and remuneration committee, and strategy and investment committee, will attend the general meetings to answer queries raised by shareholders.

- At the annual general meeting, the Board shall report to the shareholders and made announcement in respect of the implementation of resolutions which were passed on the previous annual general meeting and shall be carried out by the Board.

- Resolutions in respect of independent matters, including the election and replacement of the directors of the Company, shall be separately tabled before the annual general meeting.

Deviation: Mr. Li Jiaxiang, being the Chairman of the Company, failed to attend the annual general meeting of the Company on 30 May 2005 as required by the Code.

Reason for deviation: Mr. Li Jiaxiang, the Chairman of the Company, is a member of the Chinese government delegation and was required to attend the annual meeting of the International Air Transport Association. As such, he was unable to attend the annual general meeting of the Company on 30 May 2005.

Report of the Directors

The board of directors (the "Board") of the Company hereby presents this report and the audited consolidated financial statements of the Group for the year ended 31 December 2005 to all the shareholders.



GROUP ACTIVITIES AND RESULTS

The Group is a provider of air passenger, air cargo and airline-related services.

The results of the Group for the year ended 31 December 2005 and the financial positions of the Company and the Group as of the same date are set out in the audited financial statements on pages 55 to 135 of this annual report.

FIVE-YEAR FINANCIAL HIGHLIGHTS

The summary of the Group's results and balance sheets for the five years from 2001 to 2005 are set out under the section headed "Financial Summary" on page 3 of this annual report.

SHARE CAPITAL

The Company issued 2,805,680,000 H shares in 2004 (including 255,061,818 H shares sold by selling shareholders). On 7 January 2005, the international underwriters of the Company's initial public offering had exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004 (the "Prospectus") for over-allocation of shares (equivalent to approximately 15% of the H shares initially offered under the global offering) solely for satisfying over-allocation under the international offering. The Company issued and allotted 382,592,727 over-allotment shares at HK$2.98 per H Share (being the offer price per H Share under the international offering, exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee). The net proceeds of approximately HK$1.1 billion (after deduction of various costs, which mainly comprise underwriting commission, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) from the issue of 382,592,727 over-allotment shares will be used by the Company for the acquisition of various aircraft and repayment of liabilities due within one year.

Additionally, due to the reduction of State-owned shares, 29,749,686 state-owned legal person shares and 8,509,587 Non-H foreign shares were converted into H shares with a nominal value of RMB1.00 each.

As at 31 December 2005, the Company's total share capital amounted to RMB9,433,210,909, divided into 9,433,210,909 shares with a nominal value of RMB1.00 each. As at 31 December 2005, the share capital structure of the Company is as follows:

	As at 31 December 2004		**As at 31 December 2005**	
Class of shares	Number of shares	Percentage of total issued share capital	**Number of shares**	**Percentage of total issued share capital**
Domestic shares	4,855,945,675	53.65%	**4,826,195,989**	**51.16%**
Non-H Foreign shares	1,388,992,507	15.35%	**1,380,482,920**	**14.63%**
H shares	2,805,680,000	31.00%	**3,226,532,000**	**34.21%**
Total	9,050,618,182	100%	**9,433,210,909**	**100%**

Report of the Directors

SIGNIFICANT INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2005, the interests and short positions of the following persons (other than the Company's directors, chief executives or supervisors) in the shares and underlying shares or equity derivatives of the Company as recorded in the register of the Company required to be kept pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong (the "SFO") were as follows:

Name of shareholder	Class and number of shares held	Nature of ownership	Percentage of the relevant class of shares in the Company	Percentage of the total issued share capital of the Company
CNAHC	4,826,195,989 Domestic shares	Beneficial owner	100%	51.16%
CNAHC[1]	1,380,482,920 Non-H Foreign shares	Attributable interest	100%	14.64%
CNACG	1,380,482,920 Non-H Foreign shares	Beneficial owner	100%	14.64%
Cathay Pacific	943,321,091 H Shares	Beneficial owner	29.24%	10.00%
Swire Pacific Limited[2]	943,321,091 H Shares	Attributable interest	29.24%	10.00%
John Swire & Sons Limited[2]	943,321,091 H Shares	Attributable interest	29.24%	10.00%
John Swire & Sons (H.K.) Limited[2]	943,321,091 H Shares	Attributable interest	29.24%	10.00%
Temasek Holdings (Private) Limited[3]	400,450,000 H Shares	Attributable interest	12.41%	4.25%

Notes:

(1) By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 foreign shares (excluding H shares) of the Company directly held by China National Aviation Corporation (Group) Limited.

(2) By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

(3) Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company, out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(4) On 18 January 2006, the Company received a notification from HSBC stating that HSBC Halbis Partners (Hong Kong) Limited held 163,840,000 H shares in the Company, which represented 5.08% of the total issued H shares of the Company.

Report of the Directors

As at 31 December 2005, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of the Company required to be kept under Section 336 of the SFO were as follows:

Name of interests holder	Type of interests	Number of relevant ordinary shares of CNAC	Percentage of the total issued share capital of CNAC
CNAHC[1]	Attributable interest	2,264,628,000[1]	68.36%
Air China Limited[2]	Beneficial owner	2,264,628,000[2]	68.36%
Best Strikes Limited	Beneficial owner	187,656,000	5.66%
Novel Credit Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Enterprises (BVI) Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Enterprises Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Holdings (BVI) Limited[3]	Attributable interest	322,856,000[3]	9.75%
Novel Investment Holdings Limited[3]	Attributable interest	322,856,000[3]	9.75%
On Ling Investments Limited[3]	Attributable interest	322,856,000[3]	9.75%
Westleigh Limited[3]	Attributable interest	322,856,000[3]	9.75%

Notes:

(1) CNAHC owns approximately 51.16% of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64% of the total issued share capital of the Company. Accordingly, CNAHC's interests in CNAC duplicate those held by the Company.

(2) CNACG, the former immediate controlling shareholder of CNAC, transferred approximately 69% shareholding interest in CNAC to the Company in September 2004 by way of capital contribution in exchange for the Company's foreign shares (excluding H shares). As such, the Company became the immediate controlling shareholder of CNAC. Accordingly, CNAHC's interests in CNAC duplicate those held by the Company.

(3) 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

PUBLIC FLOAT

Pursuant to public information available to the Company and to the best knowledge of the directors of the Company, at least 25% of the total issued share capital of the Company is held by the public.

Report of the Directors

DIVIDEND

The Board recommends the payment of a final dividend of RMB0.2383 per 10 shares for the year ended 31 December 2005, totalling approximately RMB225 million. A resolution for the dividend payment will be submitted for consideration at the annual general meeting to be convened on 12 June 2006. The dividend will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas those on non-H foreign shares and H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends. The final dividends are expected to be paid around 30 June 2006 after its approval by the annual general meeting.

TAXATION ON DIVIDENDS

Taxes paid by PRC companies are generally PRC withholding tax levied at flat rate of 20%. However, pursuant to the applicable rules of the taxation authority of the PRC, dividends paid by companies in the PRC to shareholders on shares listed on an overseas stock exchange, such as H Shares, are not subject to the abovementioned PRC withholding tax.

PURCHASES, SALES AND REDEMPTION OF SHARES

During the year ended 31 December 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

Report of the Directors

DIRECTORS AND SUPERVISORS OF THE COMPANY

Information of the directors and supervisors of the Company during 2005 and up to the date of this report is as follows:

Directors

Name	Age	Position in the Group	Date of appointment as director/supervisor
Li Jiaxiang	56	Chairman and non-executive director	30 September 2004
Kong Dong	57	Vice chairman and non-executive director	30 September 2004
Wang Shixiang	56	Vice chairman and non-executive director	30 September 2004
Yao Weiting	58	Non-executive director	30 September 2004
Ma Xulun	41	Executive director and president	30 September 2004
Cai Jianjiang	42	Executive director and vice president	30 September 2004
Fan Cheng	50	Executive director and chief financial officer	18 October 2004
Hu Hung Lick, Henry	86	Independent non-executive director	22 November 2004
Wu Zhipan	49	Independent non-executive director	30 September 2004
Zhang Ke	52	Independent non-executive director	30 September 2004

Notes:

(1) Subsequent to his appointment as a director of the Company on 30 May 2005, Mr. David Muir Turnbull resigned as chairman of Cathay Pacific, and then resigned as a director of the Company on 12 December 2005.

(2) On 5 September 2005, the resolution proposed by the Board for the appointment of Mr. Jia Kang as an independent non-executive director of the Company was passed at the annual general meeting held on 28 March 2006. The appointment will come into effect upon the approval from or filing with the relevant authorities in respect of the amendments to the articles of association of the Company regarding the number of directors of the Board.

(3) Cathay Pacific, a shareholder of the Company, nominated Mr. Christopher Dale Pratt as a non-executive director of the Company. After nomination is approved by the Board of the Company it will be proposed for approval by the general meeting of the Company.

Supervisors

Name	Age	Position in the Group	Date of appointment as director/supervisor
Zhang Xianlin	52	Chairman of Supervisory Committee	30 September 2004
Liao Wei	41	Supervisor	18 October 2004
Zhang Huilan	45	Supervisor	30 September 2004
Liu Feng	47	Supervisor	30 September 2004
Liu Guo Qing	44	Supervisor	23 August 2005

INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has confirmed its receipt of, from each of the independent non-executive directors of the Company, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors to be independent.

Report of the Directors

BOARD COMMITTEES

The Board committees include the strategy and investment committee, audit and risk control committee and nomination and remuneration committee. The composition of each committee is set out in the "Corporate Governance Report" in this annual report.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 31 December 2005, Mr. Zhang Xianlin, a supervisor of the Company, had interests in 33,126,000 shares, which represented 1% of the share capital of CNAC, a subsidiary of the Company. Save as mentioned above, none of our directors, supervisors and chief executives had any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of directors and supervisors are set out in note 10 to the financial statements for the year.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS AND SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for a term of three years from 30 September 2004 other than Mr. Fan Cheng, whose service contract has a term of three years from 18 October 2004, and the service contract is thereafter subject to termination by either party giving written notice to the other party.

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

Apart from the service contract entered into between the Company and its subsidiaries (if applicable), in the year ended 31 December 2005, none of the directors and supervisors of the Company was materially interested, whether directly or indirectly, in any contract of significance to which the Company, its subsidiary or holding company or a subsidiary of the Company's holding company is a party.

CONVENTION OF BOARD MEETINGS AND COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company held eight Board meetings during the year. The Company has been improving its corporate governance structure since listing. The Board is committed to conducting normative operations to protect the interests of the Company and its shareholders.

The directors of the Company are of the opinion that the Company has complied with the requirements set out in the revised Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules to revise the internal governance structure of the Company.

Report of the Directors

EMPLOYEES

As at 31 December 2005, the Group had 18,447 employees and its subsidiaries and associated companies had 12,145 employees. The following table sets forth the numbers and percentages of employees in different departments of the Company:

Employees	Number	Percentage of total (%)
Flight crew	**5,066**	**27.5**
Pilots	2,492	13.5
Flight attendants	2,574	14.0
Ground crew	**13,381**	**72.5**
Ground services	2,669	14.5
Maintenance	3,297	17.9
Others	2,098	11.4
Marketing and sales	2,101	11.4
Management	3,216	17.4
Total	**18,447**	**100**

COMPENSATION POLICY

Employees of the Company receive cash remuneration consisting of salary and other cash subsidies. In general, employees' salaries are determined based on the employees' qualification, position, seniority and performance. Cash subsidies to employees include living subsidies and are subject to changes. The Company also provides various non-cash benefits, including medical insurance, unemployment insurance, early retirement and other social welfare benefits. In addition, all of our full-time employees in the PRC are covered by a defined contribution retirement scheme operated by the PRC government, to which the Company is required to make annual contributions at rates ranging from 15% to 20% of our employees' basic salaries.

In 2005, thanks to the effort of our staff as a whole, the Company maintained good performance. To enhance staff productivity and the Company's competitive strengths, the Company adjusted staff salary on the basis of RMB300 per month on average in the second half of the year, thereby incurring an expense of approximately RMB62 million for the whole year.

In addition, in order to provide incentives to the flight crew, the Board of the Company approved the Proposal on the Reform of Remuneration and Benefits System for the Flight Crew (飛行人員薪酬福利制度改革方案) on 30 December 2005, which came into effect on 1 March 2006.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

All employees of the Company are covered by a defined contribution retirement scheme operated by the PRC government, to which the Company is required to make annual pension contributions to the government at rates ranging from 15% to 20% of the aggregate salary of all our staff.

145 employees of the Company retired in 2005. These retired employees are entitled to benefits under the social pension scheme approved and provided by the labour and social security authority of the local government. Details of the staff pension scheme and other welfare are set out in note 11 to the financial statements.

Report of the Directors

SHARE APPRECIATION RIGHTS

The Share Appreciation Rights Scheme of the Company has been approved by the State-owned Assets Supervision and Administration Commission ("SASAC") under the State Council of the PRC. The implementation measures of the Share Appreciation Rights Scheme will come into effect upon approval by the Board and filing with the SASAC. Details of the Share Appreciation Rights Scheme are set out in note 39 to the financial statements for 2005.

SUBSIDIARIES AND ASSOCIATED COMPANIES

As at 31 December 2005, details of the subsidiaries and associated companies of the Company are set out respectively in notes 18 and 19 to the financial statements for 2005.

USE OF PROCEEDS FROM INITIAL PUBLIC OFFERING

The net proceeds from its the global initial public offering of H shares of the Company amounted to HK$8,246,014,864. As stated in the prospectus of the Company, it is intended that approximately RMB4.8 billion of the proceeds will be used to acquire ten Airbus 319 aircraft and four Boeing 737-700 aircraft, and the remaining balance estimated to be approximately RMB3.97 billion will be used to repay liabilities falling due within one year and to supplement our cash flow.

As of 31 December 2005, the Company settled the payment of approximately RMB4,283,256,876 for acquiring ten Airbus 319 aircraft and four Boeing 737-700 aircraft in accordance with the proposed use of proceeds set out in the prospectus, saving the Company approximately RMB516,743,124 compared to the estimated RMB4.8 billion disclosed in the prospectus. The surplus amount have been used to repay liabilities falling due within one year and to supplement our cash flow in accordance with proposed use of proceeds set out in the prospectus. As such, all proceeds from the H share offering have been used up.

The Board of the Company considers that the use of proceeds by the Company conformed to the undertakings set out in the prospectus and the relevant projects were completed as scheduled with satisfactory capital efficiency.

BANK AND OTHER BORROWINGS

Details of bank and other borrowings of the Company and the Group are set out in note 33 to the financial statements.

FIXED ASSETS

Movements in fixed assets of the Group for the year ended 31 December 2005 are set out in note 15 to the financial statements for 2005.

INTERESTS CAPITALISED

Details of interests capitalised of the Group for the year ended 31 December 2005 are set out in note 8 to the financial statements for 2005.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 38 to the financial statements and consolidated statement of changes in equity.

Report of the Directors

CHANGES IN EQUITY

Please refer to the consolidated statement of changes in equity.

DONATIONS

For the year ended 31 December 2005, the Company made donations for charitable and other purposes amounting to RMB42.71 million.

PROPERTY TITLE CERTIFICATE

The Company effected changes of titles of assets, e.g. land, real estates and vehicles, in accordance with its undertakings in the prospectus of H shares offering. To date, the transfer procedures for motor vehicles of the Company's headquarter and branch companies have been substantially completed. The title transfer procedures for land and real estates of the Company's headquarter and branch companies have also been substantially completed save for a few regions. At present the unfinished work is still in progress, which do not have material adverse effect on the operation of the Company.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2005, the purchases from the largest equipment supplier accounted for 18.09% of the total purchases of the Group, while purchases from the five largest equipment suppliers accounted for 48%. None of the directors or supervisors of the Company, their associates, nor any shareholder, who to the knowledge of the directors own 5% or more of the Company's share capital, had any interest in the five largest equipment suppliers of the Company.

For the year ended 31 December 2005, the sales of the Group to the five largest customers accounted for not more than 30% of the total sales of the Group.

MATERIAL LEGAL PROCEEDINGS

As of 31 December 2005, the Group was not involved in any significant litigation or arbitration save for those disclosed in note 41 to the financial statements. To the knowledge of the Group, there was no litigation or claim of material importance pending or threatening or initiated against the Company.

CONNECTED TRANSACTIONS

The Group has entered into a number of transactions on a continuing basis with CNAHC and its associated companies (as defined under the Listing Rules) and other connected persons of the Group. Details of those connected transactions conducted in 2005, which are not exempt under Rule 14A.33 of the Listing Rules, are as follows:

I. Continuing Connected Transactions Between Our Group and CNAHC Group

Trademark Licensing

Pursuant to a trademark licence agreement (the "Trademark Licence Agreement") entered into between the Company and CNAHC on 1 November 2004, and subject to the Non-competition Agreement between the two parties, the Company granted to CNAHC and its wholly-owned or controlled subsidiaries a licence to use 17 registered trademarks which the Company held in connection with the business operations of CNAHC and its wholly-owned or controlled subsidiaries but not related to the core businesses of the Company on a royalty-free basis. The Company reserves the right to use or license any independent third party to use the above trademarks, or to transfer the trademarks to any independent third party provided that the interest of the existing licensee is not prejudiced. The term of the agreement shall commence on the date of incorporation of the Company and end on 31 December 2014.

Report of the Directors

On 28 March 2006, the Company and CNAHC entered into a Trademark Licence Supplementary Agreement, whereby the Company granted to CNAHC a licence to use trademark no. 1125894 in connection with the business operations of CNAHC and its wholly-owned or controlled subsidiaries on a royalty-free basis and on the same terms and conditions as the Trademark Licence Agreement. As such, the total number of registered trademarks licenced by the Company to CNAHC and its wholly-owned or controlled subsidiaries amounted to 18.

Construction Project Management Services

The Company entered into a construction project management agreement (the "Construction Project Management Agreement") with China National Aviation Construction and Development Company ("CNACD"), a wholly-owned subsidiary of CNAHC on 1 November 2004.

Pursuant to this agreement:

- CNACD will provide the Company project management services on projects involving the construction of any property or industrial plant/facility with budgeted costs of RMB20 million or above;

- in return for its project management services, the Company pay CNACD a fee of up to 2% of the construction budget if the budget is RMB1 billion or more, and up to 2.5% if the budget is below RMB1 billion;

- if CNACD is able to manage the construction projects such that the final cost falls below the budgeted amount anticipated by the Company, the Company will pay CNACD a bonus of an amount to be determined by both parties through arm's length negotiation but shall not exceed 40% of the management fee calculated on the basis of the budgeted amount of the relevant project;

- if the final cost of the project managed by CNACD is higher than the budgeted amount, CNACD will pay the Company the difference between the final cost and the budgeted amount, unless the difference is caused by (i) a change of government policies; (ii) factors attributed to the Company; or (iii) force majeure; and

- If CNACD acquires land relating to a project on the Company's behalf, the Company will pay CNACD an agency fee of up to 2% of all the fees and expenses in relation to the land acquisition (including, among other things, land acquisition fee, formality fee, labour expenses and travelling expenses, but excluding land premium).

The Construction Project Management Agreement will expire on 31 December 2006, subject to renewal.

Properties Leasing

The Company entered into a properties leasing framework agreement (the "Properties Leasing Framework Agreement") with CNAHC on 1 November 2004.

Pursuant to this agreement, the Company will lease from CNAHC 14 properties with an aggregate gross floor area of approximately 53,087 sq. m. for various uses, including as business premises, offices and storage facilities. The Company will also lease to CNAHC 7 properties with an aggregate gross floor area of approximately 8,262 sq. m. The rents payable under the Properties Leasing Framework Agreement are and will continue to be determined in accordance with market rates.

The Properties Leasing Framework Agreement will expire on 31 December 2006 subject to renewal.

Report of the Directors

Media and Advertising Services

The Company entered into a media and advertising services framework agreement (the "Advertising Services Framework Agreement") on 1 November 2004 with China National Aviation Media and Advertisement Co., Ltd. ("CNAMC"), a wholly-owned subsidiary of CNAHC.

Pursuant to this agreement, CNAMC will have the right to procure advertisements and to retain all advertising revenues generated from such advertisements that appear:

- in the in-flight magazines, in-flight entertainment programmes, boarding passes and certain other items specified in the Advertising Services Framework Agreement (the "Specified Items"); and

- on the potential items that may be developed from time to time (the "Potential Items").

As a consideration, CNAMC will pay the Company an annual concession fee for the Specified Items and 20% of the total revenues generated from advertisements appearing on the Potential Items. CNAMC has also agreed to:

- provide the Company at nil charge the in-flight items (except for in-flight entertainment programmes) and the Potential Items (for those not owned by the Company) on which the advertisements appear or will appear;

- provide the Company with some in-flight entertainment programmes produced by it, the production cost and expense of which will be reimbursed by the Company; and

- procure contents for the Company's in-flight entertainment programmes from independent third parties on a commission-free basis.

In addition, CNAMC has the right to bid for advertisement agency and design services to the Company.

The Advertising Services Framework Agreement will expire on 31 December 2006 subject to renewal.

Tourism Co-operation Services

The Company entered into a tourism services cooperation agreement (the "Tourism Cooperation Agreement") on 1 November 2004 with China National Aviation Tourism Company ("CNATC").

Pursuant to this agreement, the Company has agreed to provide the following services to CNATC:

- Commercial charter flight services: the Company will provide charter services to customers procured by CNATC at market rates.

- Package tours co-operation services: the Company and CNATC will sell package tours combining (i) the Company's airline tickets with (ii) accommodation at hotels owned and operated by CNATC. For the airline tickets in such packages sold by CNATC, CNATC will pay the Company in accordance with the pricing principle under the "Sales Agency Framework Agreement" while the Company will pay CNATC for the hotel fee portion of the packages.

- Reciprocal frequent-flyer programme ("FFP") co-operation services: CNATC will join the Company's FFP under which our Companion card members are encouraged to stay at CNATC's hotels by receiving mileage credits for such stay. As consideration, CNATC will pay us the equivalent value represented by those mileage credits.

Report of the Directors

Pursuant to the Tourism Cooperation Agreement, CNATC agreed to provide the following services to the Company:

- FFP co-operation services: Under the FFP, if our Companion card members redeem their mileage credits for free, discounted or upgraded stay at CNATC's hotels, the Company will reimburse CNATC for such redemption at a price similar to our arrangements with other FFP partners.

- Hotel accommodation services: CNATC will provide hotel accommodation services to the Company's employees on duty and passengers affected by our flight delays or cancellations, for which services the Company will pay relevant fees to CNATC at group rates.

The Tourism Co-operation Agreement will expire on 31 December 2006 subject to renewal.

Comprehensive Services

The Company entered into a comprehensive services agreement (the "Comprehensive Services Agreement") with CNAHC on 1 November 2004 pursuant to which:

- CNAHC will provide the Company with various ancillary services, including but not limited to:

  (i) supply of various items for in-flight services;

  (ii) manufacturing and repair of airline-related ground equipment and vehicles;

  (iii) cabin decoration and equipment;

  (iv) passenger cabin and cargo cabin ancillary parts (including seats);

  (v) warehousing services;

  (vi) cabin cleaning services; and

  (vii) printing of air tickets and other documents.

- The Company will provide certain welfare-logistics services to the retired employees of CNAHC and its subsidiaries.

The charges payable by the Company to CNAHC for the comprehensive services above, as well as the charges payable by CNAHC to the Company for the welfare-logistics services provided to its retired employees, shall be based on prevailing market rate or, if no prevailing market rate is available, fair and reasonable price determined after arm's length negotiation.

The Comprehensive Services Agreement will expire on 31 December 2006 subject to renewal.

Line Maintenance and Other Ground Services

The Company entered into a standard ground handling agreement (the "Standard Ground Handling Agreement") with China Aircraft Services Limited ("CASL"), a 40%-owned subsidiary of CNACG, on 17 April 2004, pursuant to which CASL would provide line maintenance and other ground services to the Company at the Hong Kong International Airport. The services are charged at market rates.

Report of the Directors

Financial Services

On 1 November 2004, The Company entered into a financial services agreement (the "Financial Services Agreement") with China National Aviation Finance Co., Ltd. ("CNAF") which is owned as to 74.89% by CNAHC and 19.31% by the Company as of 31 December 2005.

Pursuant to this agreement, CNAF has agreed to provide the Company a range of financial services including the following:

- deposit services;
- loan and finance leasing services;
- negotiable instrument and letter of credit services;
- trust loan and trust investment services;
- underwriting services for debt issuances;
- intermediary and consulting services;
- guarantee services;
- settlement services;
- internet banking services; and
- any other services provided by CNAF under the approval of the China Banking Regulatory Commission ("CBRC").

The fees and charges payable by the Company to CNAF under the Financial Services Agreement are determined with reference to the applicable fees and charges specified by the People's Bank of China (the "PBOC") and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the service will be provided by CNAF on terms no less favourable than terms available from commercial banks in China.

The Financial Services Agreement will expire on 31 December 2006 subject to renewal.

Subcontracting of Charter Flight Services

The Company entered into a charter flight service framework agreement (the "Charter Flight Service Framework Agreement") on 1 November 2004 with CNAHC.

Pursuant to this agreement, CNAHC will subcontract to the Company its obligation of government charter flight that it undertakes from the PRC government. The Company's hourly rate of the charter flight service fee will, subject to periodical adjustment, be calculated on the basis of the following formula which includes total cost and reasonable margins:

Hourly rate = Total cost per flight hour x (1 + 6.5%)

Total cost includes all direct costs and indirect costs.

The Charter Flight Service Framework Agreement will expire on 31 December 2006 subject to renewal.

Report of the Directors

Sales Agency Services for Airline Tickets and Cargo Space

The Company entered into a sales agency framework agreement with CNAHC (the "Sales Agency Services Framework Agreement") on 1 November 2004.

Pursuant to this agreement, certain associates of CNAHC acting as the Company's sales agents will:

- purchase air tickets and cargo spaces from the Company at wholesale prices and resell such air tickets and cargo spaces to end-purchasers; or
- procure purchasers for the Company's air tickets and cargo spaces on a commission basis.

The Company will pay the relevant agency commission based on relevant PRC regulations or, where the regulations do not provide for a specific commission, based on market rates. Currently, the commissions prescribed for sales of air tickets are as follows:

- for domestic routes, 3% of the ticket price;
- for Hong Kong and Macau routes, 7% of the ticket price; and
- for international routes, 9% of the ticket price.

In accordance with industry practice, and subject to applicable regulations, the Company may also offer incentives to sales agents for reaching certain ticket sale targets.

The Sales Agency Services Framework Agreement will expire on 31 December 2006 subject to renewal.

II. Continuing Connected Transactions between the Group and the Lufthansa Group

Lufthansa holds 40% equity interest in and is a substantial shareholder of Aircraft Maintenance and Engineering Corporation ("Ameco"), a subsidiary of the Company, and is therefore a connected person of the Company under the Listing Rules.

The Company has entered into various transactions with Lufthansa and its associates (collectively, the "Lufthansa Group") in the ordinary course of its business, including, among others:

- Aircraft maintenance, repair and overhaul services ("MRO Services") provided by the Company to the Lufthansa Group;
- mutual provision of catering services;
- mutual provision of ground handling services in China and Germany;
- mutual provision of ticket sales agency services;
- airline codeshare arrangement under which the actual carrier's flights can be marketed under the airline designator code of the partner carrier and revenues earned from these arrangements are allocated between the parties based on negotiated terms according to airline industry standards;

Report of the Directors

- special prorate arrangement under which a carrier agrees to accept passengers from another carrier and receive payment directly from that carrier; and

- other airline co-operation arrangements between the Lufthansa Group and the Company.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

III. Continuing Connected Transactions between the Group and the Beijing Capital Airports Group

Capital Airports Holding Company holds 24% equity interest in and is a substantial shareholder of Air China Cargo, and therefore is a connected person of the Company under the Listing Rules. The Company has entered into various transactions with Capital Airports Holding Company and its associates (collectively, the "Beijing Capital Airports Group") in the ordinary course of its business, including, among others:

- provision of taking-off/landing/parking services of the Company's aircraft at airports owned by the Beijing Capital Airports Group;

- provision of passengers' waiting lounge, check-in counters and office buildings to the Company by airports owned by the Beijing Capital Airports Group;

- provision of utilities (including water, gas and electricity) to the Company at Beijing Capital International Airport by the Beijing Capital Airports Group; and

- provision of ground handling services to the Company by the Beijing Capital Airports Group.

Most of the services provided by the Beijing Capital Airports Group to the Company are charged on the pricing terms which are prescribed, approved or recommended by PRC governmental authorities.

IV. Continuing Connected Transactions between the Group and the Cathay Pacific Group

Cathay Pacific holds 10% of the total issued share capital of the Company and therefore is a connected person of the Company under the Listing Rules. The Company has entered into various transactions with Cathay Pacific and its associates (collectively, the "Cathay Pacific Group") in the ordinary course of its business. Such transactions, which constitute an essential part of the daily operations of an airline business, include, among others:

- provision of ground handling services by the Cathay Pacific Group to the Company;

- provision of MRO Services by the Company to the Cathay Pacific Group;

- provision of catering services by the Company to the Cathay Pacific Group; and

- mutual provision of ticket sales agency services.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

Report of the Directors

V. Continuing Connected Transactions between the CNAC Group and Other Connected Persons of the Group

CNAC is a non-wholly owned subsidiary of the Company. Therefore, the continuing connected transactions entered into between CNAC and its subsidiaries (collectively, the "CNAC Group") as one party and connected persons as the other party, will also constitute continuing connected transactions for the purpose of the Group under the Listing Rules. Details of such continuing connected transactions conducted in 2005, which the Company considered would not be exempted under Rule 14A.33 of the Listing Rules, are as follows:

Provision of In-flight Catering Services by Macau Catering Services Company Limited

For in-flight meals to its passengers, Air Macau entered into a Catering Services Agreement on 1 November 2001 with Macau Catering Services Company Limited ("MCS"). Pursuant to the Catering Services Agreement, Air Macau purchased meals from MCS, an associate of Sociedade de Turismo e Diversoes de Macau ("STDM"). Since STDM has 14% equity interest in Air Macau and MCS is an associate of STDM, MCS is a connected person of CNAC and therefore a connected person of the Company. Since MCS is the only provider of in-flight meals in Macau, Air Macau continued to purchase in-flight meals from MCS pursuant to the Agreement on normal commercial terms determined on an arm's length basis. The Catering Services Agreement will remain valid until 31 October 2006 unless otherwise terminated according to its terms and conditions.

The Board has considered and proposed that the annual cap for the values of the transactions contemplated under the Catering Services Agreement for each of the three years ending 31 December 2005, 2006 and 2007 shall be HK$65 million, HK$75 million and HK$95 million, respectively. The amount paid by Air Macau to MCS in respect of the provision of the catering services in 2005 was HK$51.49 million. For this purpose, the percentage ratio calculated according to the Listing Rules is less than 2.5% but more than 0.1%. Accordingly, for the purpose of the Company, such transactions are exempt from independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules in relation to the above continuing connected transactions.

Payment of Airport Charges and Airport Fees

In the ordinary course of business of Air Macau, airport charges and airport fees are invoiced and collected by Administration of Airports Limited ("ADA"), an indirect subsidiary of CNACG, on behalf of Macau International Airport Company ("MIAC"), an associated company of a substantial shareholder of Air Macau. As a result, the payment of airport charges and airport fees constitutes continuing connected transactions under the Listing Rules.

On 17 March 2006, Air Macau and ADA, being the authorized agent responsible for the global management and provision of operational services to MIAC, including the collection of Airport Charges, entered into a legally binding acknowledgement pursuant to which it was acknowledged by Air Macau and ADA that certain facilities and services are provided by MIAC to Air Macau.

In respect of Air Macau's operation at the Macau International Airport, Air Macau entered into the Airport License on 9 September 2004 and the Proposed Airport License with MIAC with a term of one year (which will be automatically renewed for another year unless it is terminated by either party by way of 90 days prior written notice) and one year respectively. The current term of the Airport License will expire on 7 September 2006 and the term of the Proposed Airport License will expire on 28 February 2007. Pursuant to the Airport License and the Proposed Airport License, MIAC licensed certain floor space (including ticketing and check-in counters, operation/traffic service offices, and lounges) at the Macau International Airport to Air Macau.

The total airport charges and airport fees paid by Air Macau to ADA in 2005 was approximately HK$86.34 million. For this purpose, the percentage ratio calculated according to the Listing Rules is less than 2.5% but more than 0.1%. Accordingly, for the purpose of the Company, such transactions are exempt from independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules in relation to the above continuing connected transactions.

Report of the Directors

VI. Waiver from Strict Compliance of the Listing Rules

The Company has obtained a waiver from the Stock Exchange expiring on 31 December 2006 from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules in relation to the above continuing connected transactions (except for transactions set out under section V above). The maximum aggregate annual value ("cap") permitted by the Stock Exchange and the aggregate annual value actually occurred for each of the above continuing connected transactions for the year ended 31 December 2005 are set out below:

Transactions	Aggregate Amount of Transactions for the Year Ended 31 December 2005	
	Cap *RMB (In millions)*	Actual Amount *RMB (In millions)*
Transactions with the CNAHC Group		
Construction project management services	40.0	1.18
Properties leasing	50.0	29.89
Media and advertising services	24.7	18.70
Tourism services co-operation	35.6	16.16
Comprehensive services	115.0	91.20
Line maintenance and other ground services	45.0	29.15
Financial services:		
Payment of fees and charges	40.0	14.40
Maximum daily outstanding deposits with CNAF	5,000.0	1047.08
Maximum daily outstanding loans from CNAF	3,000.0	597.47
Subcontracting of charter flights	650.0	407.05
Sales agency service:		
Aggregate sales of airline tickets and cargo space to the CNAHC Group for resale to end purchasers	470.0	232.83
Aggregate ticket and cargo agency commission and amount of incentives to be paid by the Company to CNAHC Group	35.0	34.74
Transactions with the Lufthansa Group		
Total amount to be paid by the Company to the Lufthansa Group	660.0	634.34
Total amount to be paid by the Lufthansa Group to the Company	530.0	466.27
Transactions with the Beijing Capital Airports Group		
Total amount to be paid by the Company to the Beijing Capital Airports Group	900.0	709.82
Transactions with the Cathay Pacific Group		
Aggregate amount to be paid by the Company to the Cathay Pacific Group	40.0	20.14

Report of the Directors

VII. Confirmation from Independent Non-executive Directors

The independent non-executive directors of the Company have confirmed that all connected transactions in the year ended 31 December 2005 to which the Company was a party have been entered into:

1. in the ordinary and usual course of business of the Company;

2. either:

   (i) on normal commercial terms; or

   (ii) where there was no comparable transactions to judge whether they were on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties, where applicable; and

3. in accordance with terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

VIII. Confirmation from the Auditors

Ernst & Young, the auditors of the Company, has confirmed by a letter to the Board that the above connected transactions:

1. have been approved by the Board;

2. were in line with the pricing policies as set out in the relevant agreements;

3. have been entered into in accordance with the relevant agreement governing the transactions; and

4. did not exceed the cap disclosed in the prospectus of the Company.

CONTRACT OF SIGNIFICANCE

None of the Company or any of its subsidiaries entered into any contract of significance with the controlling shareholder or any of its subsidiaries. There is no contract of significance in relation to provision of services by the controlling shareholder or any of its subsidiaries to the Company or any of its subsidiaries. None of the shareholders entered into any arrangement to waive or agree to waive any dividend.

AUDITORS

The Company appointed Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors respectively for the year ended 31 December 2005. Ernst & Young has audited the attached financial statements prepared in accordance with the International Financial Reporting Standards. The Company has retained Ernst & Young and Ernst & Young Hua Ming since the date of its listing. A resolution in respect of the reappointment of Ernst & Young and Ernst & Young Hua Ming as the Company's international and domestic auditors respectively for the year ending 31 December 2006 will be proposed at the Annual General Meeting of the Company to be held on 12 June 2006.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, PRC
18 April 2006

Report of the Supervisory Committee

To all shareholders,

The supervisory committee of the Company ("Supervisory Committee") has carried out its duties in accordance with the Company's articles of association and relevant requirements in 2005. Members of the Supervisory Committee attended Board meetings, inspected relevant documents and conducted seminars, exercising effective supervision over the conduct and decision-making process of Board meetings and enforcement of resolutions for compliance with the relevant laws and regulations and the Company's articles of association, with the aim of safeguarding the interests of the Company and shareholders as a whole.

The Supervisory Committee is of the opinion that the decision-making process of the Company complied with the relevant laws and regulations, and the Company's articles of association and was well-regulated. The directors and senior management of the Company observed their fiduciary duties and worked diligently and legally. The Supervisory Committee is not aware that the directors and senior management of the Company acted in breach of the laws and regulations and the articles of association of the Company or against the interests of the Company.

The Supervisory Committee considers that the Company's 2005 financial statements reflected a true and fair view of the financial position and operating results of the Company. The unqualified opinion expressed in the auditors' report issued by Ernst & Young is objective and fair. In the opinion of the Supervisory Committee, the Company has achieved satisfactory results in 2005, which represented a remarkable accomplishment given the continued rise in jet fuel price. It is expected that the Company will continue to exercise robust cost control and risk management.

The Supervisory Committee is of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market price without prejudice to the interests of the Company and its minority Shareholders. The use of proceeds from the Company's initial public offering conformed to the relevant purposes disclosed in the Company's prospectus and such proceeds were not used for other purposes.

In 2006, the Supervisory Committee will continue to perform its duties in safeguarding the interests of the shareholders of the Company in strict adherence to the Company's articles of associations and relevant requirements.

By Order of the Supervisory Committee

Zhang Xianlin
Chairman of the Supervisory Committee

Beijing, PRC
17 April 2006

Profile of Directors, Supervisors and Senior Management

Directors

Mr. Li Jiaxiang, aged 56, is the Chairman of the Board and a Non-executive Director of the Company. Mr. Li graduated from Shandong Coal Technology Institute in 1969 and studied in Northwest University from 1999 to 2001 majoring in international economic law. Mr. Li had previously served in the China Air Force, People's Liberation Army of China since 1969 and served in various positions including as a Major General in the Air Force. After the restructuring of CAAC in October 2002, he served as the President of Air China International Corporation and Deputy General Manager of CNAHC. He was then promoted to the position of General Manager of CNAHC in August 2004, a post he continues to hold.

Mr. Kong Dong, aged 57, is a Vice Chairman of the Board and a Non-executive Director, of the Company. Mr. Kong graduated from Jiangxi Technology University in 1977 majoring in mechanical engineering and is a senior economist. Mr. Kong was Deputy General Manager of China Ocean Helicopter Company, General Manager of Shenzhen Airport Group, Director-General in charge of the expansion project of the Beijing Capital International Airport, General Manager of China National Aviation Corporation and President of CNAC, and Vice Chairman and President of CNACG. After the restructuring of CAAC in October 2002, he joined CNAHC as Deputy General Manager, a post he continues to hold since on August 2004.

Mr. Wang Shixiang, aged 56, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Wang graduated from the China Civil Aviation Advanced School in 1968 majoring in aviation and is a qualified First-Class Pilot. Mr. Wang was appointed as the President of the Civil Aviation Flight Academy of China in 1995, and General Manager of China Southwest Airlines in 1999. After the restructuring of CAAC in October 2002, he joined CNAHC as Deputy General Manager, a post he continues to hold.

Mr. Yao Weiting, aged 58, is a Non-executive Director of the Company. Mr. Yao graduated from Zhejiang Institute of Economics and Management and the China Central Party University in 1967 majoring in industrial accounting and economic management, respectively. He is also a senior accountant and senior economist. Mr. Yao was appointed as the Deputy Director of Economic Adjustment Bureau of China Metallurgical Ministry in 1997 and Assistant to the State Council Investigation Special Commissioner in 1998, and was the Chief Accountant of Air China International Corporation from 2000 to 2002. After the restructuring of CAAC in October 2002, he joined CNAHC as Deputy General Manager, and assumed the position of Chief Accountant of CNAHC in December 2004, a post he continues to hold.

Mr. Ma Xulun, aged 41, is an Executive Director and President of the Company. Mr. Ma graduated from Shanxi Finance University in 1984 with a Bachelor's Degree of Economics and is a certified public accountant. Mr. Ma was appointed as Deputy General Manager of China Commodities Storing and Transportation Corporation in 1995, Deputy Director General of Finance Department of CAAC in 1997, Vice President of Air China International Corporation in December 1998, and Deputy Director General of Air China International Corporation after the restructuring of CAAC in 2002. In September 2004, he was promoted to the President of Air China Limited, a post he continues to hold.

Mr. Cai Jianjiang, aged 42, is an Executive Director and Vice President of the Company. Mr. Cai graduated from China Civil Aviation Institute in 1983. Mr. Cai was appointed as General Manager of Shenzhen Airlines Company Limited in 1999. He joined Air China International Corporation in 2001 as a General Manager of its Shanghai Branch, and subsequently as Assistant to the President and Manager of the Marketing Department of Air China International Corporation. After the restructuring of CAAC in October 2002, he was appointed as the Vice President of Air China International Corporation, and has served as Vice President of Air China Limited since September 2004.

Profile of Directors, Supervisors and Senior Management

Mr. Fan Cheng, aged 50, is an Executive Director and the Chief Financial Officer of the Company. Mr. Fan graduated from Nanjing Institute of Chemistry and Chemical Engineering in 1982 with a major in organic fertilizer and graduated from Guanghua School of Management, Beijing University in 2000 with an MBA degree. Mr. Fan is a senior accountant, senior engineer and certified public accountant. Mr. Fan was appointed as Deputy General Manager of China New Technology Venture Capital Company in 1996. He joined CAAC in 2001, and served as General Manager of Corporate Management Department and Assets Management Department of CNAHC from October 2002 to October 2004. He has been the Chief Financial Officer of Air China Limited since September 2004 and the Vice Chairman of the Board of Shenzhen Airlines Company Limited since January 2005.

Mr. Hu Hung Lick, Henry, aged 86, is an Independent Non-executive Director of the Company. Mr. Hu is currently the president of Shue Yan College in Hong Kong.. He graduated from the University of Paris with a Docteur-en-Droit degree. Mr. Hu was a member of Preparatory Committee and Selection Committee for the First Government of the Hong Kong Special Administrative Region, China, and was a member of the Standing Committee of the 8th and 9th Chinese People's Political Consultative Conference. He has been serving as an independent non-executive director of CNAC since April 1997.

Mr. Wu Zhipan, aged 49, is an Independent Non-executive Director of the Company. Mr. Wu holds a Doctor in Laws Degree from School of Law, Peking University, in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice Chancellor of Beijing University. He is also an expert consultant of the Supreme People's Court of China and Consultant of the Drafting Group of the Banking Law in China. Mr. Wu is also an independent non-executive director of China Minsheng Banking, Corp., Ltd., Henan Zhongfu Industry, Co., Ltd. and Fortune SGAM Fund Management Co., Ltd., and an independent supervisor of PetroChina Company Limited.

Mr. Zhang Ke, aged 52, is an Independent Non-executive Director of the Company. Mr. Zhang graduated from Renmin University of China in 1982 with a Bachelor's degree of economics. He is a certified public accountant and senior accountant. Mr. Zhang is experienced in the fields of investment, managerial consultancy, finance and auditing, and is currently Chairman and chief partner of ShineWing Certified Public Accountants. Mr. Zhang is also a member of the Standing Council of CICPA, a member of CPA Examination Committee of the Ministry of Finance, and a part-time professor in the Renmin University of China and the Chinese Academy of Sciences.

Supervisors

Mr. Zhang Xianlin, aged 52, is the Chairman of the Supervisory Committee. Mr. Zhang graduated from Huazhong University of Science and Technology with a Doctorate's degree in engineering and is a senior accountant. Mr. Zhang joined CAAC in 1974, and had served in the Finance Department of CAAC's Northern Administration Bureau and Deputy Director General of the Finance Department of CAAC. Mr. Zhang joined CNACG in 1997 as Vice President and has been promoted to Standing Vice President since 2001.

Mr. Liao Wei, aged 41, is a Supervisor of the Company. Mr. Liao graduated from China Southwest Finance University in 1986 majoring in accounting and is a senior accountant. Mr. Liao served as the Deputy Director of CAAC's Finance Department, the Director of Human Resources Administration of Air Macau, Deputy General Manager and General Manager of CNACG's investment department. Mr. Liao joined CNAHC in December 2002 as Deputy General Manager of CNAHC's finance department and has been promoted to General Manager since September 2003.

Ms. Zhang Huilan, aged 45, is a Supervisor of the Company. Ms. Zhang graduated from China Civil Aviation Institute in 1982 and from Asia (Macau) International Public University with an MBA degree in 2000. She is a senior accountant. Ms. Zhang holds IATA diploma in airline accounting and finance. Ms. Zhang joined CAAC in 1982, and had served as the financial controller of CNAC (Macau) and General Manager of finance department of CNAC (PRC). She had been the Deputy General Manager , Deputy General Manager of the Financial Department and the Asset Management Department of CNAHC since October 2002.

Mr. Liu Feng, aged 47, is a Supervisor of the Company and is the representative of the employees on the Supervisory Committee. Mr. Liu graduated from the China Central Party University. He joined Air China International Corporation in 1992 as Secretary to the Labour Union and has been serving as the Deputy Director of the Labour Union Office of Air China International Corporation since December 1995.

Profile of Directors, Supervisors and Senior Management

Mr. Liu Guo Qing, aged 43, is a Supervisor of the Company and the representative of the employees on the Supervisory Committee and a committee member of the Labour Union. Mr. Liu graduated from the Beijing University of Technology majoring in automation, and is an assistant economist. He joined Air China International Corporation in December 1988 and worked in its Beijing ticketing and seat reservation centre until 1994, when he was transferred to the marketing department and market development department.

Other Senior Management Personnel

Mr. Cheng Yiru, aged 57, graduated from China Civil Aviation Advanced School in 1971 majoring in aviation and is a First-Class Pilot. Mr. Cheng joined CAAC in 1968, and had served as the Deputy Commander and the Chief Commander of Chongqing Flight Team, Chengdu CAAC, as well as Deputy General Manager of China Southwest Airlines.. After the restructuring of CAAC in October 2002, he served as Vice President and General Manager of the southwest branch of Air China International Corporation, and has served the post of Vice President in Air China Limited since September 2004. As the Vice President, Mr. Cheng is mainly responsible for the fleet, aviation safety supervision, flying technique management and operation quality of the Company.

Mr. Sun Yude, aged 52, graduated from China Civil Aviation Institute in 1986 majoring in economic management. He joined CAAC in 1972, and served as the deputy head of CAAC Taiyuan Terminal and head of Ningbo Terminal, as well as General Manager of CNAC Zhejiang Airlines. After the restructuring of CAAC in October 2002, Mr. Sun joined Air China International Corporation as Vice President and General Manager of Zhejiang branch, and has served as Vice President of Air China Limited since September 2004. From December 2005 onwards, Mr. Sun has been serving as Chairman and President of Shandong Aviation Group. As the Vice President, Mr. Sun is mainly responsible for the planning and development department and information technology work of the Company.

Mr. Ma Kuiliang, aged 59, graduated from China Aviation Mechanics Vocational School in 1968 majoring in repair and maintenance of aircraft engine, and is a senior engineer. Mr. Ma joined CAAC in 1965, and had served as Deputy Chief Engineer of Air China International Corporation, General Manager of AMECO Beijing, and Assistant to President of Air China International Corporation. He became Vice President of Air China International Corporation after the restructuring of CAAC in October 2002, he became Vice President, and has served as Vice President of Air China Limited since September 2004. As the Vice President, Mr. Ma is mainly responsible for the aircraft engineering work of the Company.

Ms. Yang Lihua, aged 50, graduated from Beijing Languages University in 1977 majoring in French, and is a senior stewardess. She joined CAAC in 1973 and had served in Air China International Corporation as manager of Cabin Service Department, Deputy Chief of the Main Flight Team, and as General Manager of Passenger Service Department. Ms. Yang served as Vice President of Air China International Corporation after the restructuring of CAAC in October 2002, and has served as Vice President of Air China Limited since September 2004. As the Vice President, Ms. Yang is mainly responsible for cabin services, ground services and services quality of the Company.

Mr. Gao Dianbang, aged 57, graduated from China Civil Aviation Advanced School in 1969 and is a First-Class Pilot. He had served Air China International Corporation as Captain, Deputy Commander, Deputy Chief and Chief of the Main Flight Team, and was appointed as Assistant to President of Air China International Corporation in 2001. After the restructuring of CAAC in 2002, Mr. Gao served as the Chief Pilot of Air China International Corporation, and has served as the Chief Pilot of Air China Limited since September 2004. As the Chief Pilot, Mr. Gao is mainly responsible for overall flight operation management of the Company.

Profile of Directors, Supervisors and Senior Management

Mr. Zheng Baoan, aged 42, graduated from the School of Business Management, Shangdong Economic University in 1985 with a Bachelor's degree in economics, and then graduated from Dalian University of Technology with a Master's degree in engineering in 1990 majoring in management engineering. Mr. Zheng was appointed as Section Manager of Shandong Qilu Securities Brokerage Co., Ltd. in 1994. In 2002, he was the Board Secretary and the Chief of Securities Department , and in 2002 the Deputy General Manager, Board Secretary and Chief of Securities Department of Shandong Airlines Co., Ltd. Mr. Zheng then joined Air China International Corporation in 2004 as a key officer participating in the overseas listing of the Company. Mr. Zheng has served as the Board Secretary, the Joint Company Secretary of Air China Limited since 2005, holding certifications of qualification in relation to Board Secretary issued by the Hong Kong Institute of Chartered Secretaries and Shenzhen Stock Exchange. He has served as a Supervisor of Shenzhen Airlines Company Limited since January 2005.

Joint Company Secretaries

Mr. Zheng Baoan, his biographical details are set out in the section headed "Other Senior Management Personnel" above.

Mr. Li Man Kit, aged 49, is a Joint Company Secretary of the Company. He has been the Company Secretary of CNAC and CNACG since December 2000. Mr. Li graduated from the University of East Asia, Macau in business administration and also holds both a Bachelor's degree in Chinese Law and a Master's degree in International Law from Peking University. He is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries. Prior to joining the CNAC Group, Mr. Li was the company secretary of a shipping group of companies whose shares were listed in both Hong Kong and London. Mr. Li has many years of experience in para-legal, corporate reorganisation, administrative and personnel management and company secretarial work.

Qualified Accountant

Mr. David Tze-kin Ng, aged 56, is a member of Hong Kong Institute of Certified Public Accountants. Mr. Ng graduated from Macquarie University in Australia, and has obtained various international professional accounting qualifications, including as a Certified Practising Accountant in Australia, Chartered Certified Accountant in the UK, fellow member of the Institute of Chartered Secretaries and Administrators, member of The Institute of Internal Auditors and member of the Association of International Accountants. Mr. Ng has 30 years of experience in the accounting profession. He had served in PricewaterhouseCoopers for eight years, responsible for auditing and taxation matters. Mr. Ng is currently the Director and the Chief Accountant of Hong Kong Great Wall Certified Public Accountants Limited, and has been appointed by the Hong Kong government as a committee member of Insider Dealing Tribunal.

Report of the Independent Auditors


ERNST & YOUNG
安永會計師事務所

To the members
Air China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying financial statements of Air China Limited (the "Company"), its subsidiaries and joint ventures (collectively the "Group"), which comprise the Company's and consolidated balance sheets as at 31 December 2005 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, set out on pages 55 to 135 which have been prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company and of the Group as of 31 December 2005, and of the financial performance and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
18 April 2006

Consolidated Income Statement

Year ended 31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
Air traffic revenue	4	**35,300,826**	30,834,822
Other operating revenue	5	**2,990,140**	2,685,935
Turnover		**38,290,966**	33,520,757
Operating expenses			
Jet fuel		**(11,777,129)**	(8,353,752)
Take-off, landing and depot charges		**(4,442,585)**	(4,230,349)
Depreciation		**(4,512,680)**	(3,463,252)
Aircraft maintenance, repair and overhaul		**(1,341,773)**	(2,835,648)
Employee compensation costs	7	**(3,406,825)**	(2,921,322)
Air catering charges		**(1,242,933)**	(1,171,784)
Aircraft and engine operating lease expenses		**(1,530,754)**	(1,071,256)
Other operating lease expenses		**(211,177)**	(187,471)
Other flight operation expenses		**(3,744,977)**	(2,698,234)
Selling and marketing expenses		**(1,775,026)**	(1,387,088)
General and administrative expenses		**(631,291)**	(715,350)
Total operating expenses		**(34,617,150)**	(29,035,506)
Profit from operations	6	**3,673,816**	4,485,251
Finance revenue	8	**1,248,607**	79,361
Finance costs	8	**(1,773,099)**	(1,879,234)
Dilution gains on investments	9	**–**	410,137
Share of profits less losses from associates	19	**224,930**	464,044
Profit before tax		**3,374,254**	3,559,559
Tax	12	**(903,874)**	(1,010,864)
Profit for the year		**2,470,380**	2,548,695
Attributable to:			
Equity holders of the parent		**2,406,256**	2,385,964
Minority interests		**64,124**	162,731
		2,470,380	2,548,695
Dividend	13		
Interim		**–**	–
Proposed final		**224,793**	–
		224,793	–
Earnings per share attributable to equity holders of the parent	14		
Basic		**25.5 cents**	36.0 cents
Diluted		**N/A**	36.0 cents

Consolidated Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	**47,190,728**	43,441,637
Lease prepayments	16	**1,072,066**	933,898
Interests in associates	19	**3,793,957**	4,001,521
Advance payments for aircraft and related equipment		**7,329,322**	2,825,612
Due from CNAHC	20	**531,813**	631,813
Deposits for aircraft under operating leases		**222,945**	137,583
Available-for-sale investments	21	**22,266**	21,666
Deferred tax assets	22	**498,371**	776,084
		60,661,468	52,769,814
CURRENT ASSETS			
Financial assets	44(c)	**127,659**	–
Trade receivables	23	**2,764,475**	2,364,816
Inventories	24	**851,315**	743,288
Prepayments, deposits and other receivables	25	**762,435**	915,130
Pledged deposits	26	**176,575**	117,231
Non-pledged deposits with maturity of more than three months when acquired	26	**97,375**	320,850
Cash and cash equivalents	26	**2,248,386**	9,413,224
Due from CNAHC	34	**474,216**	–
Due from other CNAHC group companies	27	**38,039**	44,916
		7,540,475	13,919,455
TOTAL ASSETS		**68,201,943**	66,689,269
CURRENT LIABILITIES			
Financial liabilities	44(c)	**(1,791)**	–
Trade payables	28	**(4,601,364)**	(4,443,608)
Bills payable	29	**(327,937)**	(362,033)
Other payables and accruals	30	**(4,168,435)**	(3,920,287)
Provision for major overhauls	31	**(18,721)**	(28,130)
Air traffic liabilities		**(1,476,619)**	(1,215,770)
Tax payable		**(421,077)**	(186,055)
Obligations under finance leases	32	**(1,954,873)**	(1,705,146)
Bank and other loans	33	**(10,401,170)**	(8,806,051)
Due to CNAHC and CNACG	34	**(133,680)**	(2,256,117)
Due to other CNAHC group companies	27	**(40,471)**	(49,617)
		(23,546,138)	(22,972,814)
NET CURRENT LIABILITIES		**(16,005,663)**	(9,053,359)
TOTAL ASSETS LESS CURRENT LIABILITIES		**44,655,805**	43,716,455

Consolidated Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT LIABILITIES			
Obligations under finance leases	32	**(8,078,671)**	(10,576,241)
Bank and other loans	33	**(12,822,879)**	(12,896,622)
Long term payables	35	**(352,880)**	(446,311)
Deferred income	36	**(1,025,910)**	(1,102,853)
Provision for major overhauls	31	**(635,718)**	(470,698)
Provision for early retirement benefits obligations		**(189,141)**	(195,188)
		(23,105,199)	(25,687,913)
NET ASSETS		**21,550,606**	18,028,542
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Issued share capital	37	**9,433,211**	9,050,618
Reserves	38	**10,659,030**	7,497,637
		20,092,241	16,548,255
MINORITY INTERESTS		**1,458,365**	1,480,287
TOTAL EQUITY		**21,550,606**	18,028,542

Ma Xulun
Director

Fan Cheng
Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2005

	Attributable to equity holders of the parent									
	Owners' equity RMB'000	Issued share capital RMB'000	Capital reserve RMB'000	Reserve funds RMB'000	Retained earnings RMB'000	Foreign exchange translation reserve RMB'000	Proposed final dividend RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
As at 1 January 2004	6,892,869	-	-	-	-	-	-	6,892,869	1,422,380	8,315,249
Capital contribution of cash *(note a)*	560,782	-	-	-	-	-	-	560,782	-	560,782
Capital contribution of land use rights *(note b)*	885,626	-	-	-	-	-	-	885,626	-	885,626
Capitalisation of amount payable to CNAHC *(note c)*	17,965	-	-	-	-	-	-	17,965	-	17,965
Deferred taxation *(note 22)*	793,755	-	-	-	-	-	-	793,755	-	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	-	-	-	-	-	-	1,758,879	117,506	1,876,385
Dividend paid	(29,074)	-	-	-	-	-	-	(29,074)	(24,909)	(53,983)
Distributions *(note d)*	(2,182,921)	-	-	-	-	-	-	(2,182,921)	-	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	-	305,680	-	-	-	-	-
Profit from 1 October 2004 to 31 December 2004	-	-	-	-	627,085	-	-	627,085	45,225	672,310
Distributions *(note e)*	-	-	-	-	(377,550)	-	-	(377,550)	-	(377,550)
Dilution of interest *(note 9(b))*	-	-	-	-	-	-	-	-	(79,915)	(79,915)
Transfer to reserve funds *(note 13)*	-	-	-	93,020	(93,020)	-	-	-	-	-
Issue of new shares upon listing *(note 37(e))*	-	2,550,618	5,536,678	-	-	-	-	8,087,296	-	8,087,296
Share issue expenses *(note 37(e))*	-	-	(486,457)	-	-	-	-	(486,457)	-	(486,457)
As at 31 December 2004 and 1 January 2005	-	9,050,618	6,942,422	93,020	462,195	-	-	16,548,255	1,480,287	18,028,542
Profit for the year	-	-	-	-	2,406,256	-	-	2,406,256	64,124	2,470,380
Transfer to reserve funds *(note 13)*	-	-	-	269,864	(269,864)	-	-	-	-	-
Proposed final dividend *(note 13(d))*	-	-	-	-	(224,793)	-	224,793	-	-	-
Issue of new shares *(note 37(b))*	-	382,593	830,414	-	-	-	-	1,213,007	-	1,213,007
New capital contribution by a minority shareholder of a subsidiary	-	-	-	-	-	-	-	-	2,940	2,940
Share issue expenses *(note 37(b))*	-	-	(40,910)	-	-	-	-	(40,910)	-	(40,910)
Dividends paid to minority shareholders by subsidiaries	-	-	-	-	-	-	-	-	(68,611)	(68,611)
Exchange realignment	-	-	-	-	-	(34,367)	-	(34,367)	(20,375)	(54,742)
As at 31 December 2005	**-**	**9,433,211**	**7,731,926**	**362,884**	**2,373,794**	**(34,367)**	**224,793**	**20,092,241**	**1,458,365**	**21,550,606**

Consolidated Statement of Changes in Equity

Year ended 31 December 2005

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of approximately RMB561 million to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented a payable of RMB17,965,000 of the Company assumed by CNAHC in 2004 which was accounted for as a capital contribution.

d. In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice) and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 13(b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 13 (b) to these financial statements.

   In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of the BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 13(a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

Consolidated Cash Flow Statement

Year ended 31 December 2005

	2005 RMB'000	2004 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**3,374,254**	3,559,559
Adjustments for:		
Exchange (gains)/losses, net	**(1,053,839)**	161,824
(Gain)/loss on disposal of property, plant and equipment, net	**(74,474)**	33,872
Loss on derecognition of property, plant and equipment	**430,010**	–
Gains on fuel derivatives, net	**(221,661)**	(41,036)
Dilution gains on investments	**–**	(410,137)
Depreciation	**4,512,680**	3,463,252
Amortisation of lease prepayments	**19,555**	4,884
Share of profits less losses from associates	**(224,930)**	(464,044)
Dividend income from available-for-sale investments	**(168)**	(4,622)
Interest income	**(108,481)**	(33,703)
Interest expense, net of interest capitalised	**1,773,099**	1,824,392
Provision/(write-back of provision) for doubtful debts, net	**14,723**	(988)
Write-back of provision against inventories, net	**–**	(11,508)
Operating profit before working capital changes	**8,440,768**	8,081,745
Increase in inventories	**(108,027)**	(19,681)
Increase in trade receivables	**(414,382)**	(425,080)
Increase in amount due from CNAHC	**(474,216)**	–
Increase in amount due to CNACG	**15,000**	–
Decrease in amounts due from other CNAHC group companies	**6,877**	19,012
(Increase)/decrease in prepayments, deposits and other receivables	**141,183**	(164,606)
(Increase)/decrease in deposits for aircraft under operating leases	**(73,850)**	18,581
Increase/(decrease) in amounts due to other CNAHC group companies	**(9,146)**	16,544
Increase in trade payables	**157,756**	268,645
Decrease in bills payable	**(34,096)**	(955,187)
Increase in other payables and accruals	**211,509**	1,154,425
Increase in provision for major overhauls	**155,611**	93,889
Increase in air traffic liabilities	**260,849**	52,664
Decrease in provision for early retirement benefits obligations	**(6,047)**	(3,409)
Recognition of deferred income	**(76,943)**	(70,593)
Cash generated from operations	**8,192,846**	8,066,949
Interest paid	**(1,754,184)**	(1,872,691)
Tax paid:		
Mainland China enterprise income tax paid	**(378,675)**	(36,953)
Overseas taxes paid	**(12,464)**	(1,568)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**6,047,523**	6,155,737

Consolidated Cash Flow Statement

Year ended 31 December 2005

	2005 RMB'000	2004 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	**(8,787,258)**	(5,270,777)
Proceeds from disposal of property, plant and equipment	**179,493**	189,840
Increase in lease prepayments	**(157,723)**	(23,349)
Additions of advance payments for aircraft and related equipment	**(4,503,710)**	(867,828)
Net cash settlements of fuel derivatives	**95,793**	69,036
Decrease in amounts due from associates	**27,894**	4,461
Increase in amounts due to associates	**14,314**	58,796
(Increase)/decrease in time deposits with original maturity of more than three months	**223,475**	(290,024)
(Increase)/decrease in pledged deposits	**(59,344)**	1,128,311
Interest received	**108,481**	33,703
Capital contributions to associates	**–**	(709,253)
Dividends received from available-for-sale investments	**168**	4,622
Dividends received from associates	**358,609**	176,365
Proceeds from disposal of available-for-sale investments	**–**	264
Purchases of available-for-sale investments	**(600)**	–
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture *(note 45 (a))*	**–**	516,491
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	**(12,500,408)**	(4,979,342)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES	**(6,452,885)**	1,176,395
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	**10,480,685**	10,146,285
Repayment of bank and other loans	**(8,680,857)**	(10,500,107)
Repayment of principal under finance lease obligations	**(1,540,238)**	(1,607,056)
Settlement of long-term payables	**(95,015)**	(119,946)
Decrease in amount due to CNAHC	**(2,037,437)**	(468,789)
Contributions by CNAHC	**–**	560,782
Dividends paid to minority shareholders	**(68,611)**	(24,909)
Receipt of government grants	**–**	32,609
Net proceeds from issuance of new shares upon listing	**1,172,097**	7,600,839
New capital contribution by a minority shareholder of a subsidiary	**2,940**	–
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	**(766,436)**	5,619,708
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**54,483**	27,726
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(7,164,838)**	6,823,829
Cash and cash equivalents at beginning of year	**9,413,224**	2,589,395
CASH AND CASH EQUIVALENTS AT END OF YEAR	**2,248,386**	9,413,224

Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	**45,025,463**	41,908,428
Lease prepayments	16	**1,052,493**	919,871
Interests in subsidiaries	17	**140,075**	176,929
Interests in joint ventures	18	**1,398,595**	1,392,388
Interests in associates	19	**723,365**	780,837
Advance payments for aircraft and related equipment		**6,997,560**	2,400,586
Due from CNAHC	20	**531,813**	631,813
Deposits for aircraft under operating leases		**146,575**	55,831
Available-for-sale investments	21	**816**	816
Deferred tax assets	22	**391,000**	658,000
		56,407,755	48,925,499
CURRENT ASSETS			
Financial assets	44(c)	**115,220**	–
Trade receivables	23	**2,517,384**	2,197,293
Inventories	24	**541,453**	468,930
Prepayments, deposits and other receivables	25	**651,778**	889,037
Pledged deposits	26	**84,048**	80,519
Non-pledged deposits with maturity of more than three months when acquired	26	**20,875**	313,768
Cash and cash equivalents	26	**891,923**	8,108,091
Due from CNAHC	34	**474,216**	–
Due from other CNAHC group companies	27	**12,993**	8,801
		5,309,890	12,066,439
TOTAL ASSETS		**61,717,645**	60,991,938
CURRENT LIABILITIES			
Financial liabilities	44(c)	**(1,791)**	–
Trade payables	28	**(3,666,128)**	(3,819,353)
Bills payable	29	**(327,937)**	(362,033)
Other payables and accruals	30	**(3,568,896)**	(3,387,870)
Provision for major overhauls	31	**(18,721)**	(28,130)
Air traffic liabilities		**(1,337,948)**	(1,087,838)
Tax payable		**(392,984)**	(151,533)
Obligations under finance leases	32	**(1,954,873)**	(1,705,146)
Bank and other loans	33	**(10,127,847)**	(8,255,695)
Due to CNAHC and CNACG	34	**(118,680)**	(2,240,213)
Due to other CNAHC group companies	27	**(22,413)**	(12,163)
		(21,538,218)	(21,049,974)
NET CURRENT LIABILITIES		**(16,228,328)**	(8,983,535)
TOTAL ASSETS LESS CURRENT LIABILITIES		**40,179,427**	39,941,964

Balance Sheet

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT LIABILITIES			
Obligations under finance leases	32	**(8,078,671)**	(10,576,241)
Bank and other loans	33	**(12,448,067)**	(12,896,622)
Long term payables	35	**(317,379)**	(437,577)
Deferred income	36	**(1,025,910)**	(1,102,853)
Provision for major overhauls	31	**(474,571)**	(373,242)
Provision for early retirement benefits obligations		**(189,141)**	(195,188)
		(22,533,739)	(25,581,723)
NET ASSETS		**17,645,688**	14,360,241
Represented by:			
Issued share capital	37	**9,433,211**	9,050,618
Reserves	38	**8,212,477**	5,309,623
TOTAL EQUITY		**17,645,688**	14,360,241

Ma Xulun
Director

Fan Cheng
Director

Notes to Financial Statements

31 December 2005

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC" or "Mainland China"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally engage in airline operations, the provision of aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

The principal activities of the Company, its subsidiaries and joint ventures (collectively the "Group") and associates are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in Mainland China, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's parent and ultimate holding company is CNAHC.

As CNAHC controlled the Relevant Businesses and the Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results and consolidated cash flows for the year ended 31 December 2004 include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's Directors are of the opinion that the consolidated income statement and consolidated cash flow statement prepared on this basis present fairly the consolidated results and consolidated cash flows of the Group as a whole.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

The principal accounting policies used in the preparation of the consolidated financial statements of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except that the Group has adopted the following new/revised standards mandatory for financial years beginning on or after 1 January 2005.

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained earnings of the current and prior years or to any change in comparatives.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of preparation (Continued)

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998), *Property, Plant and Equipment*. There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for the accounting of subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when such services are performed.

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the year ended 31 December 2005 by approximately RMB899 million. As a result, the profit after tax of the Group for the year ended 31 December 2005 has decreased by approximately RMB604 million.

(ii) Major overhaul costs incurred for the year ended 31 December 2005 of approximately RMB1,639 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the year ended 31 December 2005 decreased by RMB1,639 million. In addition, the Group has derecognised and charged to the income statement for the year ended 31 December 2005 the carrying amount of certain components of approximately RMB430 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the year ended 31 December 2005 has increased by approximately RMB824 million.

(c) IAS 24 (revised 2003) *Related Party Disclosures* replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of preparation (Continued)

IFRSs and International Financial Reporting Interpretation Committee Interpretations ("IFRIC Interpretations") not yet effective

The Group has not applied the following new and revised IFRSs and IFRIC interpretations that have been issued but are not yet effective in these financial statements:

IAS 1 Amendment	*Capital Disclosures*
IAS 19 Amendment	*Actuarial Gains and Losses, Group Plans and Disclosures*
IAS 39 Amendment	*Cash Flow Hedge Accounting of Forecast Intragroup Transactions*
IAS 39 Amendment	*The Fair Value Option*
IAS 39 and IFRS 4 Amendments	*Financial Guarantee Contracts*
IFRS 1 and IFRS 6 Amendments	*First-time Adoption of International Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources*
IFRS 6	*Exploration for and Evaluation of Mineral Resources*
IFRS 7	*Financial Instruments: Disclosures*
IFRIC – Int 4	*Determining whether an Arrangement contains a Lease*
IFRIC – Int 5	*Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*
IFRIC – Int 6	*Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*

The above standards and interpretations are required to be applied for annual periods beginning on or after 1 January 2006.

The IAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and procedures for managing capital; quantitative data about what the Company regards as capital and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 will replace IAS 32 and has modified the disclosure requirements of IAS 32 relating to financial instruments. The IFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to IAS 39 and IFRS 4 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with IAS 37 and (ii) the amount initially recognised less cumulative amortisation, when appropriate, recognised in accordance with IAS 18.

The IAS 19 Amendment, IAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and the fair value option, IFRSs 1 and 6 Amendments, IFRS 6, IFRIC-Int 4, IFRIC-Int 5 and IFRIC-Int 6 do not apply to the activities of the Group. IFRIC-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries not held by the Group, and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currency translation

The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date, the assets and liabilities of the foreign entities are translated into the presentation currency of the Group which is RMB at the rate of exchange ruling at the balance sheet date and, their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On the disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign entity is recognised in the income statement.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group has interests in certain joint ventures which are jointly-controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly-controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interests in joint ventures (Continued)

The Group recognises its interests in the joint ventures using proportionate consolidation. The Group combines its share of each of the assets, liabilities, income and expenses of the joint ventures with the similar items, line by line, in its consolidated financial statements. The financial statements of the joint ventures are prepared for the same reporting year as the parent, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Group contributes or sells assets to the joint ventures, any portion of gain or loss from the transaction is recognised based on the substance of the transaction. When the Group purchases assets from the joint ventures, the Group does not recognise its share of the profits of the joint ventures from the transaction until it resells the assets to an independent party.

The joint ventures are proportionately consolidated until the date on which the Group ceases to have joint control over the joint ventures.

Interests in associates

The Group's interests in its associates is accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

Under the equity method, the interests in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. Goodwill relating to the associates is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associates. The consolidated income statement reflects the share of the results of operations of the associates. Where there has been a change recognised directly in the equity of the associates, the Group recognises its share of any changes and disclose this, when applicable, in the consolidated statement of changes in equity.

The reporting dates of the associates and the Group are identical and the associates' accounting policies conform to those used by the Group for like transactions and events in similar circumstances. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. Such costs include the costs of replacing part of such property, plant and equipment when the costs are incurred if the recognition criteria are met.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Costs comprise the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

Notes to Financial Statements

Year ended 31 December 2005

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)

Depreciation is calculated on a straight-line basis over the useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	4 to 20 years	Nil-5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the new disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The asset's residual value, useful life and methods are reviewed, and adjusted if appropriate, at each year end.

When each major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the costs of property, plant and equipment upon delivery of the aircraft.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments and other financial assets (Continued)

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments and loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories (Continued)

Work in progress represents material costs, labour costs and overhead costs capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the income statement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Employee benefits

(a) Pension obligations

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) Termination and early retirement benefits

Termination benefits are payable whenever an employee's employment is voluntary terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefits (Continued)

(c) Housing benefits

In prior years, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies are to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the costs of incremental fuel, meals and insurance but do not include any costs for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation services are provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenue earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation services are provided.

Cargo and mail revenue is recognised when transportation services are provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue is stated net of business tax.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership of the goods have been passed to the buyer.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the Group's right to receive payments is established.

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided, using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxes (Continued)

Deferred tax (Continued)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Trade and other receivables

Trade receivables, which generally have terms of 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Derivative financial instruments and hedging

The Group uses derivative financial instruments to hedge its exposure to jet fuel prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement for the year.

For the purposes of hedge accounting, hedges are classified as follows:

- fair value hedges, when hedging the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative financial instruments and hedging (Continued)

Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with the corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; the hedge no longer meets the criteria for hedge accounting; or the Group revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity will remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative financial instruments and hedging (Continued)

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate of 4.5% (2004: ranging between 5.6% and 5.8%) has been applied to the expenditure on the individual asset.

All other borrowing costs are recognised as an expense when incurred.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of assets (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Notes to Financial Statements

Year ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment loss in respect of equity instruments classified as available-for-sale are not recognised in profit or loss. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Significant accounting estimates

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are discussed below.

(a) Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2005 was RMB1,444 million (2004: RMB1,405 million). More details are given in note 19 to these financial statements.

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION

Segment information of the Group is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into the following four business segments:

(a) the airline operations segment comprises the provision of air passenger and air cargo services;

(b) the engineering services segment comprises the provision of aircraft engineering services which include aircraft maintenance, repair and overhaul services;

(c) the airport terminal services segment comprises the provision of ground services which include check-in service, boarding service, premium class lounge service, ramp service, luggage handling service, loading and unloading services, cabin cleaning and transit services; and

(d) the "others" segment comprises the provision of air catering services and other airline-related services.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenue is attributed to the segments based on the origin and destination of each flight segment. Assets, which consist principally of aircraft and ground equipment, supporting the entire worldwide transportation system, are mainly located in Mainland China. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION (Continued)

Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004:

For the year ended 31 December 2005

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUE						
Sales to external customers	37,380,669	376,437	320,477	213,383	–	38,290,966
Intersegment sales	–	619,098	–	108,873	(727,971)	–
Total revenue	37,380,669	995,535	320,477	322,256	(727,971)	38,290,966
PROFIT FROM OPERATIONS						
Segment results	3,367,949	772,877	123,679	137,282	(727,971)	3,673,816
Finance revenue	1,231,986	8,512	37	8,072	–	1,248,607
Finance costs	(1,762,481)	(7,504)	(2,320)	(794)	–	(1,773,099)
Share of profits less losses from associates	81,645	(8,628)	148,096	3,817	–	224,930
Profit before tax	2,919,099	765,257	269,492	148,377	(727,971)	3,374,254
Tax						(903,874)
Minority interests						(64,124)
Net profit attributable to equity holders of the parent						2,406,256
ASSETS						
Segment assets	63,703,084	1,046,799	122,474	668,200	(1,630,942)	63,909,615
Interests in associates	3,312,608	18,700	192,084	270,565	–	3,793,957
Unallocated assets						498,371
Total assets						68,201,943
LIABILITIES						
Segment liabilities	(46,191,851)	(489,320)	(404,229)	(775,802)	1,630,942	(46,230,260)
Unallocated liabilities						(421,077)
Total liabilities						(46,651,337)
OTHER INFORMATION						
Capital expenditures						
– property, plant and equipment	13,222,058	37,219	855	30,836	–	13,290,968
Depreciation of property, plant and equipment	4,409,021	38,381	61,303	3,975	–	4,512,680
Amortisation of lease prepayments	19,555	–	–	–	–	19,555
Increase in fair value of financial assets, net	(125,868)	–	–	–	–	(125,868)
Provision/(write-back of provision) for doubtful debts, net	14,836	118	–	(231)	–	14,723

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2004

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUE						
Sales to external customers	32,766,164	296,775	287,905	169,913	–	33,520,757
Intersegment sales	–	731,589	–	131,299	(862,888)	–
Total revenue	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance revenue	73,943	278	–	5,140	–	79,361
Finance costs	(1,859,139)	(14,819)	(1,978)	(3,298)	–	(1,879,234)
Dilution gains on investments	330,222	–	–	79,915	–	410,137
Share of profits less losses from associates	331,530	(5,083)	130,661	6,936	–	464,044
Profit before tax	3,022,958	805,234	331,816	262,439	(862,888)	3,559,559
Tax						(1,010,864)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	–	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures – property, plant and equipment	6,046,355	32,697	25,912	33,641	–	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	–	3,463,252
Amortisation of lease prepayments	4,884	–	–	–	–	4,884
Decrease in fair value of financial assets, net	28,000	–	–	–	–	28,000
Provision/(write-back of provision) for doubtful debts, net	(4,483)	2,642	–	853	–	(988)
Provision/(write-back of provision) against inventories, net	12,492	(24,000)	–	–	–	(11,508)

Notes to Financial Statements

Year ended 31 December 2005

3. SEGMENT INFORMATION (Continued)

Geographical segments

The following tables present consolidated revenue by geographical segments for the years ended 31 December 2005 and 2004:

For the year ended 31 December 2005	Domestic RMB'000	HK/ Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUE							
Sales to external customers and total revenue	**20,490,055**	**2,269,256**	**5,081,774**	**2,964,247**	**4,250,255**	**3,235,379**	**38,290,966**

For the year ended 31 December 2004	Domestic RMB'000	HK/ Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUE							
Sales to external customers and total revenue	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

4. AIR TRAFFIC REVENUE

Air traffic revenue comprises revenue from the airline operations business and is stated net of business tax. An analysis of air traffic revenue is as follows:

	Group	
	2005 *RMB'000*	2004 *RMB'000*
Passenger	**31,584,426**	27,665,018
Cargo and mail	**3,716,400**	3,169,804
	35,300,826	30,834,822

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenue	3% of air traffic revenue (all inbound international and Hong Kong and Macau regional flights are exempted from business tax)
Other operating revenue *(note 5)*	3% to 5% of other operating revenue

PRC business tax incurred for the years ended 31 December 2005 and 2004, netted against air traffic revenue, amounted to approximately RMB846 million and RMB711 million, respectively.

Notes to Financial Statements

Year ended 31 December 2005

5. OTHER OPERATING REVENUE

	Group	
	2005	2004
	RMB'000	*RMB'000*
Bellyhold income from a joint venture *(note 46)*	**1,496,302**	1,384,457
Aircraft engineering income	**376,437**	296,775
Ground services income	**320,477**	287,905
General aviation income	**155,521**	159,990
Air catering income	**109,591**	118,140
Government grants:		
(i) Recognition of deferred income *(note 36)*	**76,943**	70,593
(ii) Fixed cash subsidy	**–**	37,500
(iii) Others	**41,250**	44,853
Service charges on return of unused flight tickets	**97,951**	63,821
Cargo handling service income	**67,822**	49,850
Sale of materials	**11,899**	33,008
Import and export service income	**12,311**	29,767
Training service income	**19,029**	23,761
Aircraft and related equipment lease income	**7,072**	11,516
Gain on disposal of property, plant and equipment, net	**74,474**	–
Others	**123,061**	73,999
	2,990,140	2,685,935

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2005	2004
	RMB'000	*RMB'000*
Repair and maintenance costs	**2,078,382**	3,608,348
Depreciation *(note 15)*	**4,512,680**	3,463,252
Amortisation of lease prepayments *(note 16)*	**19,555**	4,884
Employee compensation costs *(note 7)*	**3,406,825**	2,921,322
Minimum lease payments under operating leases:		
Aircraft and engines	**1,530,754**	1,071,256
Land and buildings	**211,177**	187,471
(Gain)/loss on disposal of property, plant and equipment, net	**(74,474)**	33,872
Loss on derecognition of property, plant and equipment *(note 2 (b) (ii))*	**430,010**	–
Auditors' remuneration	**11,029**	7,206
Provision/(write-back of provision) for doubtful debts, net	**14,723**	(988)
Write-back of provision against inventories, net	**–**	(11,508)

Notes to Financial Statements

Year ended 31 December 2005

7. EMPLOYEE COMPENSATION COSTS

	Group	
	2005 RMB'000	2004 RMB'000
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	**3,200,391**	2,732,927
Retirement benefit costs *(note 11)*	**206,434**	188,395
	3,406,825	2,921,322

8. FINANCE REVENUE AND FINANCE COSTS

Finance revenue

	Group	
	2005 RMB'000	2004 RMB'000
Exchange gains, net	**918,297**	-
Interest income	**108,481**	33,703
Gains on fuel derivatives, net	**221,661**	41,036
Dividend income from available-for-sale investments	**168**	4,622
	1,248,607	79,361

Finance costs

	Group	
	2005 RMB'000	2004 RMB'000
Interest expense	**1,792,408**	1,827,002
Less: Interest capitalised	**(19,309)**	(2,610)
	1,773,099	1,824,392
Exchange losses, net	**-**	54,842
	1,773,099	1,879,234

The interest capitalisation rate represents the cost of capital from raising the related borrowings and is approximately 4.5% (2004: ranging from 5.6% to 5.8%) per annum.

Notes to Financial Statements

Year ended 31 December 2005

9. DILUTION GAINS ON INVESTMENTS

	Group	
	2005	2004
	RMB'000	*RMB'000*
Dilution gain on investment in Air Cargo Business *(note 9(a))*	–	330,222
Dilution gains on investments in BACL and SWACL *(note 9(b))*	–	79,915
	–	410,137

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group prior to 1 January 2004 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo Co., Ltd. ("Air China Cargo"), a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of the investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, a 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and a 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group prior to being transferred during 2004.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and a 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of China National Aviation Company Limited ("CNAC"), a subsidiary of the Company, for considerations of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75%, respectively, to 41% and accordingly gains on dilution of investments in BACL and SWACL in aggregate of approximately RMB80 million arose.

Notes to Financial Statements

Year ended 31 December 2005

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Fees	**150**	29
Basic salaries, housing benefits, other allowances and benefits in kind	**4,443**	4,279
Discretionary bonuses	**787**	636
Retirement benefits	**69**	43
	5,449	4,987

	Fees	Basic salaries, housing benefits, other allowances and benefits in kind	Discretionary bonuses	Retirement benefits	Total emoluments
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended 31 December 2005					
Directors					
Mr. Li Jiaxiang	–	–	–	–	–
Mr. Kong Dong	–	2,132	–	–	2,132
Mr. Wang Shixiang	–	–	–	–	–
Mr. Yao Weiting	–	–	–	–	–
Mr. Ma Xulun	–	124	245	16	385
Mr. Cai Jianjiang	–	124	232	16	372
Mr. Fan Cheng	–	113	153	16	282
Dr. Hu Hung Lick, Henry	50	63	–	–	113
Mr. Wu Zhipan	50	–	–	–	50
Mr. Zhang Ke	50	–	–	–	50
Mr. David Turnbill	–	–	–	–	–
	150	2,556	630	48	3,384
Supervisors					
Mr. Zhang Xianlin	–	1,770	–	–	1,770
Mr. Liao Wei	–	–	–	–	–
Ms. Zhang Huilan	–	–	–	–	–
Mr. Liu Feng	–	93	132	16	241
Mr. Liu Guoqing	–	24	25	5	54
	–	1,887	157	21	2,065
	150	4,443	787	69	5,449

Notes to Financial Statements

Year ended 31 December 2005

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(Continued)

	Fees RMB'000	Basic salaries, housing benefits, other allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement benefits RMB'000	Total emoluments RMB'000
Year ended 31 December 2004					
Directors					
Mr. Li Jiaxiang	–	–	–	–	–
Mr. Kong Dong	–	2,172	–	–	2,172
Mr. Wang Shixiang	–	–	–	–	–
Mr. Yao Weiting	–	–	–	–	–
Mr. Ma Xulun	–	103	259	14	376
Mr. Cai Jianjiang	–	101	240	14	355
Mr. Fan Cheng	–	16	45	1	62
Dr. Hu Hung Lick, Henry	4	–	–	–	4
Mr. Wu Zhipan	13	–	–	–	13
Mr. Zhang Ke	12	–	–	–	12
	29	2,392	544	29	2,994
Supervisors					
Mr. Zhang Xianlin	–	1,804	–	–	1,804
Mr. Liao Wei	–	–	–	–	–
Ms. Zhang Huilan	–	–	–	–	–
Mr. Liu Feng	–	83	92	14	189
	–	1,887	92	14	1,993
	29	4,279	636	43	4,987

Fees of approximately RMB150,000 (2004: RMB29,000) are wholly payable to the independent non-executive Directors. Except for other emoluments of RMB63,000 paid to Dr. Hu Hung Lick, Henry, there were no other emoluments payable to other independent non-executive Directors during the year (2004: Nil).

An analysis of the five individuals whose remuneration were the highest in the Group is as follows:

	Group 2005 Number of individuals	Group 2004 Number of individuals
Director	**1**	1
Supervisor	**1**	1
Employees	**3**	3

Notes to Financial Statements

Year ended 31 December 2005

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(Continued)

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	**4,729**	5,360
Discretionary bonuses	**–**	–
Retirement benefits	**216**	164
	4,945	5,524

The remuneration of these three highest paid individuals for the year fell within the following bands:

	Group	
	2005	2004
	Number of individuals	*Number of individuals*
HK$1,000,001 to HK$1,500,000 (equivalent to RMB1,051,701 to RMB1,575,550)	**2**	1
HK$1,500,001 to HK$2,000,000 (equivalent to RMB1,575,551 to RMB2,103,400)	**1**	2
	3	3

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2004: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2004: Nil).

Notes to Financial Statements

Year ended 31 December 2005

11. RETIREMENT BENEFITS

All of the Group's full-time employees in Mainland China are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the incorporation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the incorporation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 *(note 46 (d))*. These pension payments were relating to the period from 1 January 2004 to the date immediately before the incorporation of the Company. The Group's employees who retire after the incorporation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Besides, the Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Contributions to PRC government-regulated defined contribution retirement scheme	**202,535**	179,740
Early retirement benefits	**3,899**	8,655
Total *(note 7)*	**206,434**	188,395

Forfeited contributions totalling RMB1,633,000 (2004: RMB1,579,000) was utilised during the year. At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2004: Nil).

Notes to Financial Statements

Year ended 31 December 2005

12. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rates on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 13(b) to these financial statements was calculated after deducting the amount of income tax payable to CNAHC, which in turn would settle any tax liability on profits arising during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureau.

In accordance with the PRC Enterprise Income Tax Law and an approval document issued by the relevant tax bureau on 28 November 2005 (the "Approval Document"), Air China Cargo was approved to be subject to a enterprise income tax rate of 24% on its taxable income as reported in its statutory financial statements for the year ended 31 December 2005 and was fully exempted from corporate income tax for the year ended 31 December 2005 and followed by a 3-year 50% reduction in corporate income tax in the period between 1 January 2006 and 31 December 2008. In addition, pursuant to the Approval Document, Air China Cargo has been granted a 4-year local income tax exemption in the period between 1 January 2005 and 31 December 2008 and followed by a 5-year 50% reduction in local income tax in the period between 1 January 2009 and 31 December 2013.

Notes to Financial Statements

Year ended 31 December 2005

12. TAX (Continued)

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Current income tax		
Current income tax charge – Mainland China	**614,313**	398,944
– Hong Kong	**11,848**	4,096
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	**277,713**	607,824
Income tax charge for the year	**903,874**	1,010,864

Share of tax attributable to associates amounting to RMB33,640,000 (2004: RMB96,974,000) is included in the "Share of profit less losses from associates" on the face of the consolidated income statement.

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rates in Mainland China to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate, are as follows:

	Group			
	2005		2004	
	RMB'000	%	RMB'000	%
Profit before income tax	**3,374,254**		3,559,559	
At statutory income tax rate of 33%	**1,113,504**	**33.0**	1,174,654	33.0
Profits and losses attributable to associates	**(74,227)**	**(2.2)**	(153,135)	(4.3)
Lower income tax rates of other territories	**(15,024)**	**(0.5)**	(20,455)	(0.6)
Tax exemption	**(49,558)**	**(1.4)**	–	–
Income not subject to tax	**(115,131)**	**(3.4)**	(211,035)	(5.9)
Expenses not deductible for tax purposes	**26,941**	**0.8**	220,835	6.2
Tax losses not recognised	**12,537**	**0.4**	–	–
Effect on opening deferred income tax assets due to decrease in other territories' income tax rates	**4,832**	**0.1**	–	–
Tax charge at Group's effective income tax rate	**903,874**	**26.8**	1,010,864	28.4

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and joint ventures as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

Notes to Financial Statements

Year ended 31 December 2005

13. APPROPRIATIONS

Set out below are the details of distributions made by the Company for the two years ended 31 December 2005:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Declared during the year		
Carved-out of net assets *(note 13(c))*	–	39,136
Dividend paid *(note 13(c))*	–	29,074
Distribution to CNAHC *(note 13(a))*	–	377,550
Distribution to CNAHC *(note 13(b))*	–	2,025,105
Distribution to CNACG *(note 13(b))*	–	118,680
Total	–	2,589,545
Proposed for approval (not recognised as a liability as at 31 December)		
Final dividend for 2005: RMB0.2383 (2004: Nil) per 10 shares *(note 13(d))*	**224,793**	–

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL (the "BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL (the "SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of the BACL Agreement and the SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL (the "HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of the HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of the BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75%, respectively, to approximately 41%.

As a result of the completion of the BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

Notes to Financial Statements

Year ended 31 December 2005

13. APPROPRIATIONS (Continued)

(b) In accordance with the (財政部關于印發《企業公司制改建有關國有資本管理与財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance, which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC ("PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (財政部關于印發《企業公司制改建有關國有資本管理与財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and the dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends for the year ended 31 December 2004 are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

(d) The proposed final dividend of RMB0.2383 per 10 shares for the year ended 31 December 2005 is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

Notes to Financial Statements

Year ended 31 December 2005

13. APPROPRIATIONS (Continued)

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 30 September 2004, no profit appropriations to the aforesaid reserve funds were required.

14. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2005 of approximately RMB2,406,256,000, and the weighted average number of approximately 9,422,728,916 ordinary shares in issue during the year, as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average number of approximately 6,618,795,915 ordinary shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 H shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

Diluted earnings per share for the year ended 31 December 2005 has not been disclosed because no diluting events existed during 2005.

The calculation of diluted earnings per share for the year ended 31 December 2004 was based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the weighted average number of 6,618,795,915 ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

Notes to Financial Statements

Year ended 31 December 2005

15. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (a))*	(267,119)	(186,169)	(86,932)	(21,673)	-	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	-	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	-
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	-	(3,463,252)
At 31 December 2004 and 1 January 2005, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
Additions	7,185,603	10,022	112,533	72,122	32,270	1,394,017	8,806,567
Disposals	(469,378)	(44,861)	(4,542)	(15,975)	(273)	-	(535,029)
Transfer from CIP	467,440	71,898	67,571	5,147	22,724	(634,780)	-
Exchange adjustment	(6,542)	(1,826)	-	(1,399)	-	-	(9,767)
Depreciation charge for the year	(4,128,357)	(147,542)	(156,489)	(56,501)	(23,791)	-	(4,512,680)
At 31 December 2005, net of accumulated depreciation	**41,767,629**	**2,572,551**	**982,540**	**318,936**	**122,985**	**1,426,087**	**47,190,728**
At 31 December 2004 and 1 January 2005							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	-	(28,050,020)
Net carrying amount	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
At 31 December 2005							
Cost	**70,705,988**	**3,698,597**	**2,192,095**	**1,076,728**	**276,239**	**1,426,087**	**79,375,734**
Accumulated depreciation	**(28,938,359)**	**(1,126,046)**	**(1,209,555)**	**(757,792)**	**(153,254)**	**-**	**(32,185,006)**
Net carrying amount	**41,767,629**	**2,572,551**	**982,540**	**318,936**	**122,985**	**1,426,087**	**47,190,728**

Notes to Financial Statements

Year ended 31 December 2005

15. PROPERTY, PLANT AND EQUIPMENT (Continued)

Company

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	-	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	-	(42,204)
Transfer from CIP	-	219,934	17,770	176	-	(237,880)	-
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	-	(908,272)
At 31 December 2004 and 1 January 2005, net of accumulated depreciation	38,154,296	2,055,172	767,849	204,132	72,731	654,248	41,908,428
Additions	6,444,967	2,209	85,229	46,376	20,404	1,347,614	7,946,799
Disposals	(460,726)	(39,100)	(1,898)	(15,096)	(197)	-	(517,017)
Transfer from CIP	467,440	63,320	57,033	5,147	22,706	(615,646)	-
Depreciation charge for the year	(3,997,538)	(130,020)	(129,145)	(36,615)	(19,429)	-	(4,312,747)
At 31 December 2005, net of accumulated depreciation	**40,608,439**	**1,951,581**	**779,068**	**203,944**	**96,215**	**1,386,216**	**45,025,463**
At 31 December 2004 and 1 January 2005							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	-	(25,891,376)
Net carrying amount	38,154,296	2,055,172	767,849	204,132	72,731	654,248	41,908,428
At 31 December 2005							
Cost	**68,020,677**	**2,839,822**	**1,649,825**	**823,159**	**172,910**	**1,386,216**	**74,892,609**
Accumulated depreciation	**(27,412,238)**	**(888,241)**	**(870,757)**	**(619,215)**	**(76,695)**	**-**	**(29,867,146)**
Net carrying amount	**40,608,439**	**1,951,581**	**779,068**	**203,944**	**96,215**	**1,386,216**	**45,025,463**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft which had an aggregate carrying amount of approximately RMB16,471 million as at 31 December 2005 (2004: RMB16,586 million) *(note 33(a))*.

The carrying amount of aircraft held under finance leases as at 31 December 2005 is approximately RMB10,487 million (2004: RMB11,999 million) *(note 32(a))*. Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2005, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB270 million (2004: RMB2,178 million). The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2005.

Notes to Financial Statements

Year ended 31 December 2005

16. LEASE PREPAYMENTS

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
At 1 January	**938,992**	30,017	**924,895**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	924,895
Additions	**157,723**	908,975	**151,955**	–
At 31 December	**1,096,715**	938,992	**1,076,850**	924,895
Accumulated amortisation				
At 1 January	**5,094**	210	**5,024**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	411
Amortisation for the year	**19,555**	4,884	**19,333**	4,613
At 31 December	**24,649**	5,094	**24,357**	5,024
Net book value				
At 31 December	**1,072,066**	933,898	**1,052,493**	919,871

17. INTERESTS IN SUBSIDIARIES

	Company	
	2005	2004
	RMB'000	*RMB'000*
Listed shares in Hong Kong, at cost	**579,472**	579,472
Unlisted investments, at cost	**137,707**	134,647
Due from subsidiaries	**11,519**	22,513
Due to subsidiaries	**(588,623)**	(559,703)
	140,075	176,929
Market value of listed shares	**2,893,811**	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

As at 31 December 2005, the Group is in the process of applying to register the already transferred equity interests in certain subsidiaries with an aggregate cost of approximately RMB504,000 (2004: RMB134 million) from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Company owns the aforesaid equity interests and that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2005.

Notes to Financial Statements

Year ended 31 December 2005

17. INTERESTS IN SUBSIDIARIES (Continued)

Particulars of the principal subsidiaries at 31 December 2005 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
Subsidiaries						
CNAC (中航興業有限公司)	Hong Kong	Limited liability company	HK$331,268	69	-	Investment holding
Air Macau Company Limited ("Air Macau") * (澳門航空股份有限公司)	Macau	Limited liability company	MOP400,000	-	35	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (國航集團進出口貿易公司)	PRC/ Mainland China	Limited liability company	RMB90,000	100	-	Import and exportt rading
浙江航空服務有限公司 (Zhejiang Air Services Co., Ltd.) **	PRC/ Mainland China	Limited liability company	RMB20,000	100	-	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (北京航空旅客服務公司)	PRC/ Mainland China	Limited liability company	RMB3,000	100	-	Provision of passenger transportation services
Air China Shantou Industrial Development Company (中國民航航空汕頭實業發展公司)	PRC/ Mainland China	Limited liability company	RMB18,000	51	-	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (中國民航客貨運輸銷售代理公司)	PRC/ Mainland China	Limited liability company	RMB6,980	100	-	Provision of travel agency and freight forwarding services
Beijing Air China Engineering Technology Development Centre (北京國航工程技術發展中心)	PRC/ Mainland China	Limited liability company	RMB1,500	100	-	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (北京民航藍天空運服務公司)	PRC/ Mainland China	Limited liability company	RMB5,533	100	-	Provision of travel agency services
Air China Development Corporation (Hong Kong) Limited (國航香港發展有限公司)	Hong Kong	Limited liability company	HK$500	95	-	Provision of air ticketing services
上海國航基地開發中心 (Shanghai Air China Base Development Centre) **	PRC/ Mainland China	Limited liability company	RMB2,000	100	-	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51%-owned subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2005 or formed a substantial portion of the net assets of the Group at 31 December 2005. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

Notes to Financial Statements

Year ended 31 December 2005

18. INTERESTS IN JOINT VENTURES

	Company 2005 RMB'000	2004 RMB'000
Unlisted investments, at cost	**1,398,595**	1,392,388

Particulars of the joint ventures of the Group at 31 December 2005 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Group Direct	Indirect	Principal activities
Joint ventures Aircraft Maintenance and Engineering Corporation, Beijing (北京飛机維修工程有限公司)	PRC/ Mainland China	Limited liability company	US$112,533	60	-	Provision of aircraft overhaul and maintenance services
Air China Cargo (中國國際貨運航空有限公司)	PRC/ Mainland China	Limited liability company	RMB2,200,000	51	-	Provision of cargo carriage services
BACL (北京航空食品有限公司)	PRC/ Mainland China	Limited liability company	US$8,000	-	41	Provision of airline catering services
SWACL (西南航空食品有限公司)	PRC/ Mainland China	Limited liability company	RMB70,000	-	41	Provision of airline catering services

As at the balance sheet date and for the two years ended 31 December 2005, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenue and expenses of the joint ventures are as follows:

	Group 2005 RMB'000	2004 RMB'000
Current assets	**1,654,865**	1,606,903
Non-current assets	**2,147,711**	1,706,734
Total assets	**3,802,576**	3,313,637
Current liabilities	**(1,349,440)**	(1,578,665)
Non-current liabilities	**(444,475)**	(8,734)
Net assets attributable to the Group	**2,008,661**	1,726,238
Revenue	**4,248,167**	3,944,633
Operating expenses	**(3,929,313)**	(3,748,389)
Finance revenue	**10,616**	5,720
Finance costs	**(25,460)**	(21,857)
Share of profits less losses from associates	**-**	1,006
Profit before tax	**304,010**	181,113
Tax	**(35,767)**	(51,976)
Net profit attributable to the Group	**268,243**	129,137

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Listed shares in Mainland China, at cost	**–**	–	**163,477**	168,949
Unlisted investments, at cost	**–**	–	**673,879**	676,692
Share of net assets	**2,382,547**	2,587,304	**–**	–
Goodwill	**1,444,367**	1,404,966	**–**	–
Due from associates	**62,948**	90,842	**15,419**	17,305
Due to associates	**(95,905)**	(81,591)	**(129,410)**	(82,109)
	3,793,957	4,001,521	**723,365**	780,837
Market value of listed shares	**–**	–	**124,032**	288,192

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

As at 31 December 2005, the Group is in the process of applying to register the already transferred equity interests in certain associates with an aggregate cost of approximately RMB101 million (2004: RMB846 million) from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Company owns the aforesaid equity interests and that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2005.

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Particulars of the associates at 31 December 2005 are as follows:

Name	Place of incorporation/ establishment and operations	Registered/ issued share capital	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (深圳航空有限責任公司)	PRC/ Mainland China	RMB300,000,000	25	Airline operator
Hong Kong Dragon Airlines Limited ("Dragonair") # (港龍航空有限公司)	Hong Kong	HK$500,000,000	29.9	Airline operator
Shandong Aviation Group Corporation ("Shandong Aviation") (山東航空集團有限公司)	PRC/ Mainland China	RMB580,000,000	48	Investment holding
Shandong Airlines Co., Ltd. ("Shandong Airlines") (山東航空股份有限公司)	PRC/ Mainland China	RMB400,000,000	22.8	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (四川斯拉克瑪航空發動機机維修有限公司)	PRC/ Mainland China	US$21,000,0000	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (成都富凱飛机工程服務有限公司)	PRC/ Mainland China	RMB16,474,293	35.6	Provision of maintenance and repair services for aircraft engines
Yunnan Airport Aircraft Maintenance Services Co., Ltd. (云南空港飛机維修服務公司)	PRC/ Mainland China	RMB10,000,000	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited # (澳門飛机維修工程有限公司)	Macau	MOP100,000	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited # (怡中航空服務有限公司)	Hong Kong	HK$10,000	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited # (明捷澳門机場服務有限公司)	Macau	MOP10,000,000	23.2	Provision of airport ground handling services

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Name	Place of incorporation/ establishment and operations	Registered/ issued share capital	Percentage of equity interests attributable to the Group	Principal activities
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (廣州白云國際机場地勤服務有限公司)	PRC/ Mainland China	RMB100,000,000	21	Provision of airport ground handling services
三亞世貿發展有限公司 (Sanya World Trade Development Company Limited) *	PRC/ Mainland China	RMB5,000,000	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (民航數據通信有限責任公司) '	PRC/ Mainland China	RMB10,800,000	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (重慶民航凱亞信息技術有限公司)	PRC/ Mainland China	RMB9,800,000	24.5	Provision of airline-related information system services
成都民航西南凱亞有限責任公司 (Chengdu CAAC Southwest Cares Co., Ltd.) *	PRC/ Mainland China	RMB2,000,000	35	Provision of airline-related information system services
Tradeport Hong Kong Limited # (香港商貿港有限公司)	Hong Kong	HK$400	17.3	Provision of services for developing and operating logistics centre
LSG Lufthansa Service Hong Kong Limited ("LSGHK") # (德國漢莎航空膳食服務(香港)有限公司)	Hong Kong	HK$501	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (中國航空集團財務有限責任公司) **	PRC/ Mainland China	RMB505,269,500	23.5	Provision of financial services

\# Shareholding interests of these associates are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 19.3% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 4.2% is held indirectly through subsidiaries of the Company.

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Summarised financial information of the Group's associates is as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Aggregate of associates' financial position:		
Total assets	**32,096,859**	27,767,944
Total liabilities	**(25,497,576)**	(20,747,807)
Aggregate of associates' results:		
Revenue	**21,026,538**	16,770,072
Net profit	**745,230**	1,330,066
Share of profits less losses after tax from associates:		
Dragonair	**139,824**	279,801
Others	**85,106**	184,243
	224,930	464,044

Movements of goodwill are as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Goodwill at beginning of the year *(note 19(a))*	**1,404,966**	1,205,390
Adjustment to opening goodwill *(note 19(b))*	**40,445**	–
Additions *(note 19(b))*	**–**	199,576
Exchange adjustment	**(1,044)**	–
Goodwill at end of the year	**1,444,367**	1,404,966
Accumulated impairment	**–**	–

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Dragonair by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in 2004 related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation, 22.8% in Shandong Airlines and 13.9% in LSGHK by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

During the year, Shandong Aviation and Shandong Airlines restated their retained earnings as at 31 December 2004 and as such the goodwill, being calculated as the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of Shandong Aviation and Shandong Airlines arising on the acquisitions of shareholding interests in these two companies, were adjusted accordingly.

Notes to Financial Statements

Year ended 31 December 2005

19. INTEREST IN ASSOCIATES (Continued)

Impairment testing of goodwill attributable to Dragonair, Shandong Airlines and Shandong Aviation

Goodwill acquired through the business combination in relation to the acquisition of shareholding interests in Dragonair, Shandong Airlines and Shandong Aviation has been allocated to the cash-generating unit, Dragonair, Shandong Airlines and Shandong Aviation, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0% (2004: 5.0%). No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair, Shandong Airlines and Shandong Aviation

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair, Shandong Airlines and Shandong Aviation:

Passenger revenue – the bases used to determine the value assigned to the budgeted passenger revenue are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses – the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

20. LONG TERM RECEIVABLE FROM CNAHC

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million shall be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments consist of unlisted equity investments.

Notes to Financial Statements

Year ended 31 December 2005

22. DEFERRED TAX ASSETS

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at beginning of year	**776,084**	590,153	**658,000**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	660,349
Charge for the year *(note 12)*	**(277,713)**	(607,824)	**(267,000)**	(2,349)
Credited to equity	**–**	793,755	**–**	–
Balance at end of year	**498,371**	776,084	**391,000**	658,000

The principal components of the Group's and the Company's deferred income tax assets are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income tax liabilities:				
Accelerated depreciation for tax purposes	**(447,186)**	(441,441)	**(456,000)**	(426,000)
Other deferred income tax liabilities	**(72,000)**	(47,000)	**(72,000)**	(47,000)
Gross deferred income tax liabilities	**(519,186)**	(488,441)	**(528,000)**	(473,000)
Deferred income tax assets:				
Additional tax deduction on revaluation surplus arising from the Restructuring	**528,000**	714,000	**434,000**	606,000
Provisions and accruals	**341,070**	384,000	**329,000**	381,000
Losses available for offset against future taxable income	**10,487**	20,525	**–**	–
Other deferred income tax assets	**138,000**	146,000	**156,000**	144,000
Gross deferred income tax assets	**1,017,557**	1,264,525	**919,000**	1,131,000
Net deferred income tax assets	**498,371**	776,084	**391,000**	658,000

There was no material unprovided deferred income tax during the year (2004: Nil).

Notes to Financial Statements

Year ended 31 December 2005

23. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 30 days	**1,770,628**	1,838,756	**1,511,371**	2,067,875
31 to 60 days	**458,454**	280,382	**503,590**	102,938
61 to 90 days	**177,587**	152,548	**245,168**	14,949
Over 90 days	**357,806**	93,130	**257,255**	11,531
At end of year	**2,764,475**	2,364,816	**2,517,384**	2,197,293

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Joint venture	**451,965**	412,539	**922,378**	841,916

24. INVENTORIES

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Flight equipment spare parts	**745,411**	680,039	**516,320**	454,220
Work in progress	**72,664**	38,061	**3,586**	1,621
Catering supplies	**33,240**	25,188	**21,547**	13,089
	851,315	743,288	**541,453**	468,930

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advances and others	**457,568**	324,655	**379,258**	322,047
Manufacturers' credits on aircraft acquisition receivables	**62,930**	74,518	**62,930**	74,518
Prepaid aircraft operating lease rentals	**110,472**	95,681	**91,608**	79,260
Receivables from the sale of staff quarters	**4,333**	24,681	**4,333**	24,681
Miscellaneous deposits	**127,132**	395,595	**113,649**	388,531
	762,435	915,130	**651,778**	889,037

Notes to Financial Statements

Year ended 31 December 2005

26. DEPOSITS AND CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and bank balances	**1,092,900**	8,635,653	**439,803**	7,888,436
Cash placed with CNAF	**67,567**	261,904	**37,570**	219,655
	1,160,467	8,897,557	**477,373**	8,108,091
Time deposits placed with banks	**958,573**	648,667	**141,677**	94,287
Time deposits placed with CNAF	**403,296**	305,081	**377,796**	300,000
	1,361,869	953,748	**519,473**	394,287
Less: Pledged deposits against:				
Bank loans *(note 33)*	**81,598**	64,242	**81,598**	64,242
Finance leases *(note 32)*	**–**	16,277	**–**	16,277
Others *	**94,977**	36,712	**2,450**	–
Pledged deposits	**176,575**	117,231	**84,048**	80,519
Less: Non-pledged deposits with maturity of more than three months when acquired	**97,375**	320,850	**20,875**	313,768
Cash and cash equivalents	**2,248,386**	9,413,224	**891,923**	8,108,091

* Including deposits pledged against the Group's aircraft operating leases and financial derivatives.

At the balance sheet date, the cash and cash equivalents balances of the Group denominated in RMB amounted to RMB992,468,000 (2004: RMB8,549,508,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company, and earn interest at the respective time deposit rates.

27. BALANCES WITH OTHER CNAHC GROUP COMPANIES

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

Notes to Financial Statements

Year ended 31 December 2005

28. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 30 days	**3,247,501**	3,108,028	**2,549,447**	2,740,974
31 to 60 days	**603,010**	805,858	**468,948**	673,690
61 to 90 days	**293,407**	304,943	**253,482**	243,448
Over 90 days	**457,446**	224,779	**394,251**	161,241
At end of year	**4,601,364**	4,443,608	**3,666,128**	3,819,353

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Joint venture	**115,435**	179,934	**288,588**	449,835

29. BILLS PAYABLE

An aged analysis of the bills payable is as follows:

	Group and Company	
	2005	2004
	RMB'000	*RMB'000*
Over 90 days	**327,937**	362,033
At end of year	**327,937**	362,033

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group and Company	
	2005	2004
	RMB'000	*RMB'000*
CNAF	**103,426**	-

Notes to Financial Statements

Year ended 31 December 2005

30. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of other payables and accruals:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Provision for staff housing benefits	**135,381**	469,617	**112,372**	448,694
Accrued salaries, wages and benefits	**894,052**	692,510	**732,240**	562,493
Interest expense payable	**308,152**	269,928	**298,330**	255,977
Accruals for share issue expenses	**–**	208,644	**–**	208,644
Custom duties and levies payable	**982,819**	742,201	**900,544**	665,986
Current portion of long term payables *(note 35)*	**100,218**	101,802	**100,218**	101,802
Current portion of deferred income *(note 36)*	**76,943**	76,943	**76,943**	76,943
Advances from customers	**259,965**	294,798	**163,608**	224,321
Accrued operating expenses	**1,038,995**	716,548	**909,260**	611,257
Others	**371,910**	347,296	**275,381**	231,753
	4,168,435	3,920,287	**3,568,896**	3,387,870

31. PROVISION FOR MAJOR OVERHAULS

Set out below is the movement of provision for major overhauls in respect of aircraft and engines under operating leases for each of the two years ended 31 December 2005 and 2004.

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At beginning of year	**498,828**	404,939	**401,372**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	363,842
Provision for the year	**415,513**	221,543	**271,550**	61,341
Utilised during the year	**(259,902)**	(127,654)	**(179,630)**	(23,811)
At end of year	**654,439**	498,828	**493,292**	401,372
Less: Portion classified as current liabilities	**(18,721)**	(28,130)	**(18,721)**	(28,130)
Long term portion	**635,718**	470,698	**474,571**	373,242

Notes to Financial Statements

Year ended 31 December 2005

32. OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have obligations under finance lease agreements expiring during the years from 2006 to 2011 (2004: 2005 to 2011) in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group and Company	
		Present value of		Present value of
	Minimum lease payments	**Minimum lease payments**	Minimum lease payments	Minimum lease payments
	2005	**2005**	2004	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Amounts repayable:				
Within one year	**2,306,587**	**1,954,873**	2,313,871	1,705,146
In the second year	**2,330,192**	**1,949,802**	2,408,481	1,943,630
In the third to fifth years, inclusive	**6,850,768**	**6,071,492**	7,784,209	6,722,448
Over five years	**79,157**	**57,377**	2,049,406	1,910,163
Total minimum finance lease payments	**11,566,704**	**10,033,544**	14,555,967	12,281,387
Less: Amounts representing finance charges	**(1,533,160)**		(2,274,580)	
Present value of minimum lease payments	**10,033,544**		12,281,387	
Less: Portion classified as current liabilities	**(1,954,873)**		(1,705,146)	
Long term portion	**8,078,671**		10,576,241	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and the corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the aforesaid assets and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in the amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

At 31 December 2005, there were 21 (2004: 23) aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.84% (2004: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB10,487 million as at 31 December 2005 (2004: RMB11,999 million) *(note 15)*;

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 *(note 26)*; and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB12,044 million (2004: RMB14,785 million).

Notes to Financial Statements

Year ended 31 December 2005

32. OBLIGATIONS UNDER FINANCE LEASES (Continued)

As at 31 December 2005, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB2,521 million (2004: RMB3,074 million) in respect of the commercial bank guarantee arrangements set out in note 32 (c) above. At 31 December 2004, CNAHC and CNAF, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million and RMB3,976 million *(note 46)*, respectively. These counter-guarantees provided by CNAHC and CNAF were released during the year.

33. BANK AND OTHER LOANS

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank loans:				
Secured	**11,667,241**	13,685,002	**11,258,268**	13,643,002
Unsecured	**8,336,734**	7,519,047	**8,126,735**	7,144,917
	20,003,975	21,204,049	**19,385,003**	20,787,919
Other loans:				
Secured	**50,560**	66,667	**50,560**	66,667
Unsecured	**169,514**	431,957	**140,351**	297,731
	220,074	498,624	**190,911**	364,398
Corporate bonds:				
Unsecured	**3,000,000**	–	**3,000,000**	–
	23,224,049	21,702,673	**22,575,914**	21,152,317
Bank loans repayable:				
Within one year	**10,217,210**	8,359,280	**9,973,050**	7,943,149
In the second year	**2,732,712**	3,049,084	**2,698,551**	3,049,084
In the third to fifth years, inclusive	**4,677,985**	6,178,222	**4,575,502**	6,178,222
Over five years	**2,376,067**	3,617,464	**2,137,900**	3,617,464
Other loans repayable:				
Within one year	**183,960**	446,771	**154,797**	312,546
In the second year	**14,446**	14,815	**14,446**	14,815
In the third to fifth years, inclusive	**21,669**	37,037	**21,668**	37,037
Corporate bonds:				
Over five years	**3,000,000**	–	**3,000,000**	–
Total bank and other loans	**23,224,049**	21,702,673	**22,575,914**	21,152,317
Less: Portion classified as current liabilities	**(10,401,170)**	(8,806,051)	**(10,127,847)**	(8,255,695)
Long term portion	**12,822,879**	12,896,622	**12,448,067**	12,896,622

Notes to Financial Statements

Year ended 31 December 2005

33. BANK AND OTHER LOANS (Continued)

Further details of bank and other loans at the balance sheet date are as follows:

Nature	Interest rate and final maturity	Group 2005 RMB'000	Group 2004 RMB'000	Company 2005 RMB'000	Company 2004 RMB'000
RMB denominated loans:					
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 5.18% to 5.51% and 4.94% to 5.76% per annum at 31 December 2005 and 2004, respectively, with maturities through 2014	**4,452,262**	5,382,986	**4,452,262**	5,382,986
Loans for working capital	Fixed interest rates ranging from 2.92% to 5.02% and 4.54% to 4.94% per annum at 31 December 2005 and 2004, respectively, with maturities through 2007	**4,196,394**	2,528,869	**4,140,000**	2,171,800
United States dollars denominated loans:					
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 8.33% and 5.40% to 10.17% per annum at 31 December 2005 and 2004, respectively, with maturities through 2012	**5,837,073**	7,155,311	**5,837,073**	7,155,311
Loans for purchases of aircraft and related equipment	Floating interest rate at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2005 and 2004 with maturities through 2014	**1,514,147**	1,270,236	**1,105,174**	1,270,236
Loans for working capital	Floating interest rates at six months LIBOR + 0.5% to 0.7% and six months LIBOR + 0.6% to 0.8% per annum at 31 December 2005 and 2004, respectively, with maturities through 2007	**4,000,508**	5,365,271	**3,833,345**	5,171,984
Hong Kong dollars denominated loans:					
Loans for working capital	Fixed interest rate at 4.60% per annum at 31 December 2005 with maturities through 2006	**15,605**	-	**-**	-
Loans for working capital	Floating interest rate at six months LIBOR +1% per annum at 31 December 2005 with maturities through 2006	**208,060**	-	**208,060**	-
Corporate bonds					
Corporate bonds for purchases of aircraft and related equipment	Fixed interest rate at 4.50% per annum at 31 December 2005 with maturity in September 2015	**3,000,000**	-	**3,000,000**	-
		23,224,049	21,702,673	**22,575,914**	21,152,317
Less: Loans due within one year classified as current liabilities		**(10,401,170)**	(8,806,051)	**(10,127,847)**	(8,255,695)
Loans due after one year classified as long term portion		**12,822,879**	12,896,622	**12,448,067**	12,896,622

Notes to Financial Statements

Year ended 31 December 2005

33. BANK AND OTHER LOANS (Continued)

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank and other loans of approximately RMB14,718 million as at 31 December 2005 (2004: RMB13,710 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,471 million as at 31 December 2005 (2004: RMB16,586 million) *(note 15)*;

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to RMB82 million as at 31 December 2005 (2004: RMB64 million) *(note 26)*; and

(c) guarantees by certain commercial banks amounting to RMB9,780 million (2004: RMB8,294 million).

As at 31 December 2005, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB4,891 million (2004: RMB5,943 million) to one of these commercial banks as mentioned in note 33 (c) above. At 31 December 2004, CNAHC and CNAF, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million and RMB761 million *(note 46)*, respectively. These counter-guarantees provided by CNAHC and CNAF were released during the year.

34. DUE FROM/(TO) SHAREHOLDERS

Set out below is the breakdown of the amounts due from/(to) shareholders:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due from CNAHC	**474,216**	–	**474,216**	–
Due to CNAHC	**–**	(2,137,437)	**–**	(2,121,533)
Due to CNACG	**(133,680)**	(118,680)	**(118,680)**	(118,680)
	(133,680)	(2,256,117)	**(118,680)**	(2,240,213)

The amount due from CNAHC mainly arose from transactions as set out in notes 20 and 46(A) to the financial statements. The amount is unsecured, interest-free and repayable within one year.

The amounts due to shareholders are unsecured, interest-free and repayable within one year.

Notes to Financial Statements

Year ended 31 December 2005

35. LONG-TERM PAYABLES

Long term payables mainly represent customs duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The customs duties and value-added tax are payable upon repayment of the corresponding finance lease installments. Set out below are details of the customs duties and value-added tax payable further analysed into non-current and current portions:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Customs duties and value-added tax payable	**417,339**	539,121	**417,339**	539,121
Others	**35,759**	8,992	**258**	258
	453,098	548,113	**417,597**	539,379
Less: Portion classified as current liabilities *(note 30)*	**(100,218)**	(101,802)	**(100,218)**	(101,802)
Long term portion	**352,880**	446,311	**317,379**	437,577

36. DEFERRED INCOME

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance*, the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful lives of the relevant aircraft on the straight-line basis.

Notes to Financial Statements

Year ended 31 December 2005

36. DEFERRED INCOME (Continued)

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred income:				
At beginning of the year	**1,462,667**	1,157,880	**1,462,667**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	1,462,667
Additions during the year	**–**	304,787	**–**	–
At end of year	**1,462,667**	1,462,667	**1,462,667**	1,462,667
Accumulated income recognised as other operating revenue:				
At beginning of year	**282,871**	212,278	**282,871**	–
Transferred to the Company upon its incorporation *(note 1)*	**–**	–	**–**	263,636
Credit during the year *(note 5)*	**76,943**	70,593	**76,943**	19,235
At end of the year	**359,814**	282,871	**359,814**	282,871
Net amount	**1,102,853**	1,179,796	**1,102,853**	1,179,796
Less: Portion classified as current liabilities *(note 30)*	**(76,943)**	(76,943)	**(76,943)**	(76,943)
Long term portion	**1,025,910**	1,102,853	**1,025,910**	1,102,853

37. SHARE CAPITAL

	Number of shares 2005	**Nominal value 2005**	Number of shares 2004	Nominal value 2004
		RMB'000		*RMB'000*
Company and Group				
Registered, issued and fully paid:				
– State legal person shares of RMB1.00 each	**4,826,195,989**	**4,826,196**	4,855,945,675	4,855,946
– Non-H foreign shares of RMB1.00 each	**1,380,482,920**	**1,380,483**	1,388,992,507	1,388,992
– H shares of RMB1.00 each	**3,226,532,000**	**3,226,532**	2,805,680,000	2,805,680
	9,433,210,909	**9,433,211**	9,050,618,182	9,050,618

Notes to Financial Statements

Year ended 31 December 2005

37. SHARE CAPITAL (Continued)

A summary of the movements in the Company's issued share capital for the year ended 31 December 2005 is as follows:

	Number of shares 2005	**Nominal value 2005** *RMB'000*
At beginning of year	**9,050,618,182**	**9,050,618**
State legal person shares converted into H shares *(note 37(a))*	**(29,749,686)**	**(29,750)**
Non-H foreign shares converted into H shares *(note 37(a))*	**(8,509,587)**	**(8,509)**
Share placement and public offer *(note 37(b))*	**420,852,000**	**420,852**
	9,433,210,909	**9,433,211**

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 is as follows:

	Number of shares 2004	Nominal value 2004 *RMB'000*
Restructuring *(note 37(c))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37(d))*	(198,331,240)	(198,331)
Non-H foreign shares converted into H shares *(note 37(d))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37(e))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

Notes:

(a) In January 2005, upon the exercise of the over-allotment options granted to international underwriters, the Company issued 420,852,000 H shares, consisting of 382,592,727 new shares, 29,749,686 H shares converted from state legal person shares and 8,509,587 H shares converted from non-H foreign shares, with a par value of RMB1.00 each at HK$2.98 (equivalent to RMB3.17072) per share. The proceeds from the sale of the state legal person shares and non-H foreign shares totalling approximately RMB117 million, after deducting share issue expenses of approximately RMB4 million which were borne by the Social Security Fund in connection with the sale of the state legal person shares and non-H foreign shares, were remitted to the Social Security Fund.

(b) As referred to in note 37 (a) above, the Company issued 420,852,000 H shares upon the exercise of the over-allotment options granted to international underwriters. After deducting aggregate net proceeds of approximately RMB117 million from the sale of 29,749,686 H shares converted from state legal person shares and 8,509,587 H shares converted from non-H foreign shares, which were remitted to the Social Security Fund and share issue expenses of approximately RMB45 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund), the Company raised net proceeds of approximately RMB1,172 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB789 million.

(c) Pursuant to the Restructuring, and the basis of presentation thereof, as discussed in note 1 to these financial statements, the owners' equity of the Company in the consolidated balance sheet as at 30 September 2004, the date of incorporation of the Company, was converted into the Company's share capital of RMB6,500 million of RMB1.00 each with the rest as capital reserve.

Notes to Financial Statements

Year ended 31 December 2005

37. SHARE CAPITAL (Continued)

Notes: (Continued)

(d) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from state legal person shares and 56,730,578 shares converted from non-H foreign shares, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 state legal person shares and 56,730,578 non-H foreign shares totalling approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H foreign shares, were remitted to the Social Security Fund.

(e) As referred to in note 37 (d) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from state legal person shares and 56,730,578 H shares converted from non-H foreign shares which were remitted to the Social Security Fund as referred to in note 37 (d) above and share issue expenses of approximately RMB536 million (before deducting share issue expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (d) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the state legal person shares and non-H foreign shares of the Company.

38. RESERVES

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2005 are presented in the consolidated statement of changes in equity on page 58 of these financial statements.

Company

	Capital reserve *RMB'000*	Reserve funds *RMB'000*	Retained earnings *RMB'000*	Proposed final dividend *RMB'000*	Total *RMB'000*
Upon incorporation of the Company *(note 38(a))*	(627,464)	–	34,813	–	(592,651)
Profit for the period from 1 October to 31 December 2004	–	–	1,229,603	–	1,229,603
Distributions *(note 38(b))*	–	–	(377,550)	–	(377,550)
Transfer to reserve funds *(note 13)*	–	51,908	(51,908)	–	–
Issue of new shares upon listing *(note 37(e))*	5,536,678	–	–	–	5,536,678
Share issue expenses *(note 37(e))*	(486,457)	–	–	–	(486,457)
At 31 December 2004 and 1 January 2005	4,422,757	51,908	834,958	–	5,309,623
Profit for the year	–	–	2,113,350	–	2,113,350
Transfer to statutory reserve funds *(note 13)*	–	252,908	(252,908)	–	–
Proposed final 2005 dividend *(note 13(d))*	–	–	(224,793)	224,793	–
Issue of new shares upon exercise of over-allotment options *(note 37(b))*	830,414	–	–	–	830,414
Share issue expenses *(note 37(b))*	(40,910)	–	–	–	(40,910)
At 31 December 2005	**5,212,261**	**304,816**	**2,470,607**	**224,793**	**8,212,477**

Notes to Financial Statements

Year ended 31 December 2005

38. RESERVES (Continued)

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the year ended 31 December 2004 have been prepared as if the Group had been in existence throughout the year and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company prior to 1 January 2004. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (c) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained earnings. Accordingly, the aggregate of the capital reserve and retained earnings amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained earnings of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 13 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 13 to these financial statements.

39. LONG TERM COMPENSATION PLAN

The Company has adopted a long term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As at each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As at 31 December 2005 and 31 December 2004, no SARs had been issued under the Plan.

Notes to Financial Statements

Year ended 31 December 2005

40. DISTRIBUTABLE RESERVES

As at 31 December 2005, in accordance with the PRC Company Law, an amount of approximately RMB8,505 million (2004: RMB7,704 million) standing to the credit of the Company's capital reserve account, and an amount of approximately RMB305 million (2004: RMB52 million) standing to the credit of the Company's reserve funds, as determined in accordance with PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained earnings of approximately RMB1,641 million (2004: RMB208 million), as determined in accordance with PRC GAAP and being the lesser amount of the retained earnings determined in accordance with PRC GAAP and IFRSs, available for distribution as dividend.

41. CONTINGENT LIABILITIES

Pursuant to the Restructuring, the following legal matters set out in items (a) and (b) below were transferred to or assumed by the Company upon its incorporation. As at 31 December 2005, the Group had the following contingent liabilities:

(a) Pursuant to the Restructuring of CNAHC, in preparation for the listing of the Company's H shares on Hong Kong Stock Exchange and the London Stock Exchange, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 ("Restructuring Agreement"), except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation, the predecessor of the Company. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2005, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of approximately RMB197 million in respect of passenger liability and other auxiliary costs. Included in the RMB197 million is an amount of approximately RMB179 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact on the Group's financial position.

Notes to Financial Statements

Year ended 31 December 2005

41. CONTINGENT LIABILITIES (Continued)

(c) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Joint ventures	**91,000**	–	–	–
Associates	**149,109**	214,002	**128,303**	198,102
	240,109	214,002	**128,303**	198,102

42. COMMITMENTS

(a) Capital commitments

The Group and the Company have the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted, but not provided for:				
Aircraft and flight equipment	**31,696,796**	8,750,195	**31,403,107**	7,272,969
Buildings	**835,902**	544,855	**664,614**	211,607
Others	**22,339**	8,426	**22,339**	8,426
	32,555,037	9,303,476	**32,090,060**	7,493,002
Authorised, but not contracted for:				
Aircraft and flight equipment	**3,973,095**	–	**3,564,126**	–
Buildings	**1,920,079**	2,528,544	**1,920,079**	2,528,544
Others	**65,608**	–	–	–
Total capital commitments	**38,513,819**	11,832,020	**37,574,265**	10,021,546

(b) Investment commitments

As at 31 December 2005, the Company is committed to make capital contributions of RMB358 million (equivalent to approximately US$45 million) (2004: RMB422 million) and RMB103 million (2004: Nil) to a joint venture and an associate, respectively.

Notes to Financial Statements

Year ended 31 December 2005

42. COMMITMENTS (Continued)

(c) Operating lease commitments

The Group and the Company lease certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

At the balance sheet date, the Group and the Company have the following future minimum lease payments under non-cancellable operating leases:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**1,507,057**	1,140,228	**760,230**	748,202
In the second to fifth years, inclusive	**2,862,349**	3,215,879	**1,657,353**	2,111,282
Over five years	**1,066,083**	1,000,319	**644,741**	566,585
	5,435,489	5,356,426	**3,062,324**	3,426,069

43. FINANCIAL INSTRUMENTS

(a) Fair value

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged deposits, trade receivables, available-for-sale investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Notes to Financial Statements

Year ended 31 December 2005

43. FINANCIAL INSTRUMENTS (Continued)

(b) Interest rate risk

The following table sets out the carrying amount, by maturity, of the Group's financial instruments that are exposed to interest rate risk:

For the year ended 31 December 2005

Fixed rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	**1,625,907**	**1,949,802**	**6,071,492**	**57,377**	**9,704,578**
Bank and other loans	**4,877,843**	**1,502,072**	**2,856,723**	**812,434**	**10,049,072**
4.5% corporate bonds	**-**	**-**	**-**	**3,000,000**	**3,000,000**
Bills payable	**327,937**	**-**	**-**	**-**	**327,937**
Cash assets	**2,522,336**	**-**	**-**	**-**	**2,522,336**

Floating rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	**328,966**	**-**	**-**	**-**	**328,966**
Bank and other loans	**5,523,327**	**1,245,086**	**1,842,931**	**1,563,633**	**10,174,977**

For the year ended 31 December 2004

Fixed rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	1,629,551	1,606,254	6,722,448	1,910,163	11,868,416
Bank and other loans	3,197,913	1,195,648	3,694,366	1,596,253	9,684,180
Bills payable	362,033	-	-	-	362,033
Cash assets	9,851,305	-	-	-	9,851,305

Floating rate

	Within one year RMB'000	In the second year RMB'000	In the third to fifth years, inclusive RMB'000	Over five years RMB'000	Total RMB'000
Obligations under finance leases	75,595	337,376	-	-	412,971
Bank and other loans	5,608,138	1,868,251	2,520,893	2,021,211	12,018,493

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest-bearing and are therefore not subject to interest rate risk.

Notes to Financial Statements

Year ended 31 December 2005

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise bank and other loans, obligations under finance leases, cash and cash equivalents and pledged deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally swaps and collars contracts. The purpose is to manage the jet fuel price risk arising from the Group's operations.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The Group operates globally and generates revenue in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors and they are summarised below.

(a) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in Mainland China and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(b) Liquidity risk

The Group's net current liabilities amounted to approximately RMB16,006 million at 31 December 2005 (2004: RMB9,053 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,048 million for the year ended 31 December 2005 (2004: RMB6,151 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB12,500 million (2004: RMB4,979 million). The Group also recorded a net cash outflow from financing activities of approximately RMB766 million and an inflow from financing activities of approximately RMB5,620 million for the years ended 31 December 2005 and 2004, respectively. The Group has recorded a decrease in cash and cash equivalents of approximately RMB7,165 million and an increase in cash and cash equivalents of approximately RMB6,824 million for the years ended 31 December 2005 and 2004, respectively.

With regards to 2006 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditure. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB78,570 million as at 31 December 2005, of which an amount of approximately RMB33,476 million was utilised.

Notes to Financial Statements

Year ended 31 December 2005

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(b) Liquidity risk (Continued)

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2006. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2006. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2006. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(c) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group		Group	
	2005 Assets *RMB'000*	**2005 Liabilities** *RMB'000*	2004 Assets *RMB'000*	2004 Liabilities *RMB'000*
Swaps and collars expiring:				
Within 6 months	–	–	–	–
Over 6 months to 21 months	**127,659**	**(1,791)**	–	–
	127,659	**(1,791)**	–	–

	Company		Company	
	2005 Assets *RMB'000*	**2005 Liabilities** *RMB'000*	2004 Assets *RMB'000*	2004 Liabilities *RMB'000*
Swaps and collars expiring:				
Within 6 months	–	–	–	–
Over 6 months to 21 months	**115,220**	**(1,791)**	–	–
	115,220	**(1,791)**	–	–

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

Notes to Financial Statements

Year ended 31 December 2005

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(d) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenue from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation during the year which is the major reason for the significant exchange difference recognised by the Group for the year.

(e) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities over one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(f) Credit risk

The Group's cash and cash equivalents are deposited with banks in Mainland China, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB529 million as at 31 December 2005 (2004: RMB531 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

Notes to Financial Statements

Year ended 31 December 2005

45. CONSOLIDATED CASH FLOW STATEMENT

(a) Establishment of a joint venture

For the year ended 31 December 2004, the establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004 *RMB'000*
Cash and bank balances	561,509
Trade receivables	16,844
Other receivables	2,778
Property, plant and equipment *(note 15)*	565,840
Inventories	352
Trade payables	(40,018)
Other payables and accruals	(357,517)
Air traffic liabilities	(2,010)
Net assets attributable to the joint venture partners	747,778
Dilution gain on an investment *(note 9)*	330,222
Cash contribution from the joint venture partners	1,078,000
Less: Cash attributable to the joint venture partners	(561,509)
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	516,491

(b) Major non-cash transactions

Major non-cash transactions in 2004 were as follows:

(i) In 2004, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 *(note 36)*. This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company on 30 September 2004, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The Directors of the Company are of the opinion that the transactions with related parties (see below) were conducted in the usual course of business.

The Group had the following significant transactions between the Group and (i) CNAHC, its subsidiaries (other than the Group) and joint ventures (collectively known as the "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2005	2004
	RMB'000	*RMB'000*
A. Included in air traffic revenue		
Sale of air tickets		
CNAHC Group	**9,836**	17,227
Associates	**1,463**	2,154
	11,299	19,381
Sale of cargo space		
CNAHC Group	**200,273**	213,836
Government charted flights		
CNAHC	**407,048**	–
B. Included in other operating revenue		
Aircraft and related equipment lease income		
CNAHC Group	–	1,912
Aircraft engineering income		
Associates	**11,563**	9,876
Ground services income		
CNAHC Group	**1,061**	–
Joint ventures	**23,417**	942
Associates	**34,401**	19,849
	58,879	20,791
Bellyhold income		
Joint venture	**1,496,302**	1,384,457
Others		
CNAHC Group	**22,432**	5,734
Joint ventures	**33,406**	14,424
Associates	**35,568**	11,484
	91,406	31,642

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

	Group 2005 RMB'000	Group 2004 RMB'000
C. Included in finance revenue and finance costs		
Interest income		
Associate	**2,363**	3,409
Interest expense		
Associate	**14,532**	21,843
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	**92,836**	97,183
Associates	**248,128**	210,103
	340,964	307,286
Air catering charges		
CNAHC Group	**49,695**	43,241
Joint ventures	**115,116**	85,874
Associates	**7,496**	5,123
	172,307	134,238
Repair and maintenance costs		
Joint ventures	**363,181**	472,378
Associates	**125,717**	107,508
	488,898	579,886
Sale commission expenses		
CNAHC Group	**7,571**	25,913
Associates	**6,119**	–
	13,690	25,913
Management fees		
CNAHC Group	**10,096**	44,080
Aircraft leasing fees		
Associate	**201,388**	–
Others		
CNAHC Group	**79,197**	71,729
Associates	**7,517**	9,050
	86,714	80,779

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

	Group 2005 RMB'000	Group 2004 RMB'000	Company 2005 RMB'000	Company 2004 RMB'000
E. Deposits, loans and bills payable				
Deposits placed with an associate	**470,863**	566,985	**415,366**	519,655
Loans from an associate	**203,016**	481,132	**190,910**	364,400
Bills payable to an associate	**103,426**	-	**103,426**	-
F. Outstanding balance with related parties				
Due from CNAHC (long term)	**531,813**	631,813	**531,813**	631,813
Due from other CNAHC group companies	**38,039**	44,916	**12,993**	8,801
Due from associates	**62,948**	90,842	**15,419**	17,305
Due to associates	**(95,905)**	(81,591)	**(129,410)**	(82,109)
Due from a joint venture	**451,965**	412,539	**922,378**	841,916
Due to CNAHC and CNACG	**(133,680)**	(2,256,117)	**(118,680)**	(2,240,213)
Due to other CNAHC group companies	**(40,471)**	(49,617)	**(22,413)**	(12,163)
Due to a joint venture	**(115,435)**	(179,934)	**(288,588)**	(449,835)
Due from CNAHC	**474,216**	-	**474,216**	-
Due from subsidiaries	**-**	-	**11,519**	22,513
Due to subsidiaries	**-**	-	**(588,623)**	(559,703)

The long term amount due from CNAHC is unsecured, interest-free and is not repayable within one year from the balance sheet date. Except for the long term amount due from CNAHC, the outstanding balances with related parties are unsecured, interest-free and repayable within one year.

	Group 2005 RMB'000	Group 2004 RMB'000
G. Compensation of key management personnel of the Group		
Short term employee benefits	**5,501**	5,002
Post-employment benefits	**142**	93
Total compensation paid to key management personnel	**5,643**	5,095

Further details of directors' emoluments are included in note 10 to the financial statements.

	Group 2005 RMB'000	Group 2004 RMB'000
H. Disposal of a long term investment to CNAHC Group	**20,737**	-

On 30 September 2005, Beijing Catering Co. Ltd., a 60% joint venture of the Group, sold its shares in CNAF to CNAHC for a total consideration of approximately RMB34 million.

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with China National Aviation Corporation ("CNAC (PRC)") pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2005.

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loans arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF are as follows:

	Group	
	2005	**2004**
	RMB'000	*RMB'000*
CNAHC :		
Finance leases *(note 32)*	–	921,000
Bank loans *(note 33)*	–	1,455,000
	–	2,376,000
CNAF :		
Finance leases *(note 32)*	–	3,976,000
Bank loans *(note 33)*	–	761,000
	–	4,737,000
	–	7,113,000

(c) The Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC; the provision of financial services by CNAF; the provision of construction project management services by China National Aviation Construction and Development Company; the subcontracting of charter-flight services to CNAHC; the leasing of properties from and to CNAHC; the provision of air ticketing and cargo services; media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd.; the tourism services co-operation agreement with CNAHC; the comprehensive services agreement with CNAHC; and the provision of maintenance and other ground services by China Aircraft Services Limited.

(d) There were no pension payments relating to the Supplementary Pension Benefits of the Group for the year ended 31 December 2005. All pension payments relating to the Supplementary Pension Benefits of RMB39 million for the year ended 31 December 2004 were borne by CNAHC *(note 11)*.

Notes to Financial Statements

Year ended 31 December 2005

46. RELATED PARTY TRANSACTIONS (Continued)

(e) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(a) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability (the "CNACG Agreement"); and

(b) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK (the "HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and the HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the year, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of air passenger and air cargo services and purchases of services. The Directors consider that transactions with other State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and the other State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and services, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

47. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The net profit attributable to equity holders of the parent for the year ended 31 December 2005 and for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB2,113 million and RMB1,230 million *(note 38)*, respectively.

48. COMPARATIVE FIGURES

The following comparative figures have been reclassified to conform to the current year's presentation:

(a) Reclassification of profit and loss items:

Nature of item	2004 Classification	**2005 Classification**	**Group** *RMB'000*
Share of tax attributable to associates	Tax	**Share of profits less losses from associates**	**96,974**
Finance revenue (which includes interest income, net gains on fuel derivatives, net and dividend income from available-for-sale investments)	Finance costs	**Finance revenue**	**79,361**

Notes to Financial Statements

Year ended 31 December 2005

48. COMPARATIVE FIGURES (Continued)

(b) Reclassification of balance sheet items:

Nature of item	2004 Classification	**2005 Classification**	**Group** *RMB'000*	**Company** *RMB'000*
Non-pledged deposits with maturity of more than three months when acquired	Cash and cash equivalents	**Non-pledged deposits with maturity of more than three months when acquired**	320,850	313,768
Advance payments for aircraft and related equipment	Prepayments, deposits and other receivables	**Advance payments for aircraft and related equipment**	2,193,458	1,958,515

The Directors are of the view that the above changes would result in a more appropriate presentation of the Group's financial statements and better reflect the Group's financial performance and financial position.

49. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 17 January 2006, the Company and AIE, a wholly-owned subsidiary of the Company, entered into an aircraft purchase agreement with Boeing Company ("Boeing") pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft (the "Boeing Aircraft") from Boeing for an aggregate consideration of US$655.2 million (equivalent to approximately RMB5,288 million). The aggregate consideration for the acquisition of the Boeing Aircraft is payable in cash by installments and the Boeing Aircraft are scheduled to be delivered in stages from 2007 to 2008.

(b) On 24 January 2006, the Group, through a subsidiary and an associate of CNAC, entered into several agreements with Shun Tak Air Transport Limited and its subsidiaries (the "Macau Asia Express Agreements") to establish Macau Asia Express Limited ("Macau Asia Express") to engage in the business of operating low cost model air transport services based in Macau. Pursuant to the Macau Asia Express Agreements, the Group will hold an indirect effective interest of 30% in Macau Asia Express. The aggregate initial investment to Macau Asia Express is up to approximately HK$234 million (equivalent to approximately RMB243 million) and in which the share of investment cost attributable to the Group, in an aggregate amount of approximately HK$161 million (equivalent to approximately RMB167 million), will be funded by internal resources. The completion of the establishment of Macau Asia Express is subject to certain conditions to be fulfilled.

Macau Asia Express is a subsidiary of CNAC, as defined by the laws of Macau, but CNAC does not have unilateral control over the entity. Accordingly, it will be accounted for as a jointly controlled entity in the Group's financial statements accordance with IAS *31 Interests in Joint Ventures*.

50. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 18 April 2006.

Glossary of Technical Terms

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats available for sale multiplied by the kilometres flown
"available freight tonne kilometres" or "AFTKs"	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of revenue passengers carried multiplied by the kilometres flown
"passenger traffic"	measured in RPKs, unless otherwise specified
"revenue freight tonne kilometres" or "RFTKs"	the revenue cargo and mail load in tonnes multiplied by the kilometres flown
"cargo traffic"	measured in RFTKs, unless otherwise specified
"revenue tonne kilometres" or "RTKs"	the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenues from passenger operations divided by RPKs
"cargo yield"	revenues from cargo operations divided by RFTKs

Load Factors

"cargo load factor"	RFTKs expressed as a percentage of AFTKs
"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"block hours"	each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft

Attachment 62


AIR CHINA LIMITED
中國國際航空股份有限公司




RECEIVED
MAY 15
CORPORATE FINANCE





Air China Limited is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China.

Air China Limited is primarily based in Beijing, China, one of the most important hubs for air transportation in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes serving 72 domestic and 36 international destinations, Air China Limited aims to become the best partner of all air passengers in providing safe, convenient, comfortable and customised services.

Air China Limited has set its mission statement as: to be the favored airline for mainstream passengers; to be the most valuable and profitable airline in China and to be an airline with international competitiveness.




AIR CHINA LIMITED ANNUAL REPORT 2004

CORPORATE PROFILE

Air China Limited (the "Company") is a joint stock limited company with limited liability incorporated in the PRC under the laws of the PRC on September 30, 2004. The Company has an extensive operating history in China through its predecessors and has historically been the principal Chinese airline providing international, domestic and regional airline services. Our original predecessor was the Beijing Administrative Bureau of Civil Aviation Administration of China which is now known as the General Administration of Civil Aviation of China ("CAAC"), which began providing air services since 1955. Our immediate predecessor was established in 1988 as Air China International Corporation to assume the operations of the CAAC's Beijing Administrative Bureau.

Our parent company, China National Aviation Holding Company ("CNAHC"), was formed in October 2002 to hold certain airline and airline-related assets, including the equity interest of Air China International Corporation. Air China International Corporation also merged with China National Aviation Corporation ("CNAC (PRC)"), which owned Zhejiang Airlines, and China Southwest Airlines in October 2002. In 2003, China Southwest Airlines and CNAC Zhejiang Airlines were dissolved as legal entities and their respective airline operations, assets and liabilities, and employees were integrated with Air China International Corporation.

We were established by restructuring for the purpose of initial public offering in 2004. By way of restructuring, we assumed all the airline and airline-related business operated by Air China International Corporation, together with its related assets and liabilities, including its aircraft and related equipment and the equity interests in various investees. In addition, we assumed from China National Aviation Corporation (Group) Limited ("CNACG") a controlling interest of approximately 69% in China National Aviation Company Limited ("CNAC"), a company listed on the Hong Kong Stock Exchange that provides passenger and cargo air transportation and other airline-related services through its subsidiaries and affiliates. CNAC in turn owns approximately 43.3% of Hong Kong Dragon Airlines Limited ("Dragonair") and 51.0% of Air Macau Company Limited ("Air Macau"). We have also acquired 48.0% of the equity interest of Shandong Aviation Group and 22.8% of the equity interest of Shandong Airlines Co., Ltd. whose B Shares are listed on Shenzhen Stock Exchange.

Our business scope mainly covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage transportation, domestic and international business jet service, aircraft custody, aircraft maintenance, agency service between airlines; other businesses related to above core business include ground service and aviation courier service (except mail and objects of the same nature as mail) and in-flight duty free items. We provide above airline-related services in Beijing, Chengdu, Hong Kong and other locations through our own business units and joint ventures with prominent companies, including Deutsche Lufthansa AG ("Lufthansa") and Hong Kong Jardine Matheson Ltd.

As of December 31, 2004, the Company, including Air China Cargo Co., Ltd. ("Air China Cargo"), operated a fleet of 151 aircraft, mainly including B747, B737, B767, B777, B757, A319, A320, A340 and one business jet (Gulfstream IV).

On December 15, 2004, our Company had its H Shares, namely overseas listed foreign invested shares, successfully listed in Hong Kong and London.



Chinese Registered Name:	中國國際航空股份有限公司
English Name:	Air China Limited
Registered Office:	9/F, Blue Sky Mansion 28 Tianzhu Road Zone A, Tianzhu Airport Industrial Zone Shunyi District Beijing, China
Principal Place of Business in Hong Kong:	5th Floor, CNAC House 12 Tung Fai Road Hong Kong International Airport Hong Kong
Website Address:	www.airchina.com.cn
Directors:	Li Jiaxiang Kong Dong Wang Shixiang Yao Weiting Ma Xulun Cai Jianjiang Fan Cheng Hu Hung Lick, Henry Wu Zhipan Zhang Ke
Supervisors:	Zhang Xianlin Liao Wei Zhang Huilan Liu Feng
Legal Representative of the Company:	Li Jiaxiang
Joint Company Secretaries:	Fan Cheng Li Man Kit *(ACIS, ACS)*
Qualified Accountant:	Chan Wai Kwong, Joel *(FCCA, CPA)*
Authorised Representatives:	Cai Jianjiang Li Man Kit



CORPORATE INFORMATION

Legal Adviser to the Company as to Hong Kong and English law:	Freshfields Bruckhaus Deringer
Independent Auditors:	Ernst & Young
H Share Registrar and Transfer Office:	Computershare Hong Kong Investor Services Limited Rooms 1712–1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Listing Venues of our H Shares:	Hong Kong and London





For the four years preceding the end of the reporting period, the major accounting figures and financial indicators are as follows (unit: RMB'000):

	2004	2003	2002	2001
Revenue from major businesses	**33,520,757**	24,641,405	24,983,677	22,736,452
Profit from operations	**4,485,251**	2,284,264	3,284,379	3,286,105
Profit before tax	**3,656,533**	178,279	1,039,826	1,609,722
Net profit after tax (including minority interests)	**2,548,695**	88,498	670,753	1,057,062
Minority interests	**(162,731)**	71,106	(171,143)	(108,774)
Net profit attributable to shareholders	**2,385,964**	159,604	499,610	948,288
Earnings per share (RMB)	**0.36**			
Net asset yield (%)	**14.42**	2.32	9.95	22.31
Total assets	**66,689,269**	56,397,062	57,394,612	58,253,358
Total liabilities	**48,660,727**	48,081,813	50,866,224	52,685,546
Minority interests	**1,480,287**	1,422,380	1,508,125	1,317,289
Owners' equity (excluding minority interests)	**16,548,255**	6,892,869	5,020,263	4,250,523
Net asset per share (RMB)	**2.50**			

Notes:

1. Share Capital are calculated on weighted average basis
   = (6,500,000,000 x 348 + 9,050,618,182 x 17) / 365
   = 6,618,795,915 Shares

2. Net profit excludes minority interests; net assets excludes minority interests

Comparison on Major Financial Data 2001-2004


70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2004
2003
2002
2001
(unit: RMB'000)
Revenue
Total assets
Profit before tax


AIR CHINA LIMITED ANNUAL REPORT 2004

SUMMARY OF OPERATING DATA

(Excluding Air Macau)	2003	2004	2004 vs. 2003 Increase/ (Decrease) %
Traffic			
RPK (in millions)	**33,477.0**	**46,644.5**	**39.3**
International	12,765.1	19,627.9	53.8
Domestic	19,525.2	25,487.2	30.5
Hong Kong and Macau	1,186.7	1,529.5	28.9
RFTK (in millions)	**2,206.2**	**2,581.7**	**17.0**
International	1,686.3	1,976.4	17.2
Domestic	461.9	544.1	17.8
Hong Kong and Macau	58.1	61.2	5.3
Passengers carried (in thousands)	**18,053.7**	**24,500.0**	**35.7**
International	2,656.2	4,219.0	58.8
Domestic	14,798.9	19,521.7	31.9
Hong Kong and Macau	598.6	759.2	26.8
Cargo and mail (tonnes)	**564,211.0**	**665,252.7**	**17.9**
Kilometers flown (in millions)	**266.1**	**338.7**	**27.3**
Block hours (in thousands)	**390.1**	**510.2**	**30.8**
Number of flights	**147,225**	**183,693**	**24.8**
International	19,882	28,366	42.7
Domestic	121,756	148,751	22.2
Hong Kong and Macau	5,587	6,576	17.7
RTK (in millions)	**5,200.4**	**6,751.4**	**29.8**
Capacity			
ASK (in millions)	**50,732.6**	**64,894.0**	**27.9**
International	19,708.5	27,896.8	41.5
Domestic	28,982.6	34,626.6	19.5
Hong Kong and Macau	2,041.5	2,370.6	16.1
AFTK (in millions)	**4,028.2**	**4,843.0**	**20.2**
International	2,854.9	3,481.7	22.0
Domestic	1,065.1	1,253.2	17.7
Hong Kong and Macau	108.2	108.1	(0.1)
ATK (in millions)	**8,594.1**	**10,683.5**	**24.3**



SUMMARY OF OPERATING DATA

(Excluding Air Macau)	2003	2004	2004 vs. 2003 Increase/ (Decrease) %
Load factor			
Passenger load factor (RPK/ASK)	**66.0%**	**71.9%**	**5.9 pt**
International	64.8%	70.4%	5.6 pt
Domestic	67.4%	73.6%	6.2 pt
Hong Kong and Macau	58.1%	64.5%	6.4 pt
Cargo and mail load factor (RFTK/AFTK)	**54.8%**	**53.3%**	**(1.5) pt**
International	59.1%	56.8%	(2.3) pt
Domestic	43.3%	43.4%	0.1 pt
Hong Kong and Macau	53.7%	56.6%	2.9 pt
Yield			
Yield per RPK (RMB)	**0.54**	**0.56**	**3.70**
International	0.47	0.51	8.51
Domestic	0.57	0.60	5.26
Hong Kong and Macau	0.68	0.67	(1.47)
Yield per RFTK (RMB)	**1.87**	**1.99**	**6.42**
International	1.95	2.10	7.69
Domestic	1.43	1.39	(2.80)
Hong Kong and Macau	3.10	3.62	16.77
Fleet			
Total aircraft in service at period end	**131**	**151**	**15.3**
Daily utilization (block hours per day per aircraft)	**8.7**	**10.2**	**17.2**
Unit cost			
Operating expenses per ASK (RMB)[1]	**0.41**	**0.42**	**2.44**
Operating expenses per ATK (RMB)[2]	**2.41**	**2.54**	**5.39**

1. Unit cost reflects total operating expenses of both passenger and cargo services divided by total ASK.

2. Unit cost reflects total operating expenses of both passenger and cargo services divided by total ATK.



CHAIRMAN'S STATEMENT



Dear shareholders,

On behalf of the board of directors of Air China Limited, I wish to express our sincere appreciation for your support to the Group (including Air China Limited, its subsidiaries and joint ventures).

In 2004, the Group achieved a great-leap-forward development. By seizing the market opportunities, we focused our efforts on corporate restructuring and listing preparation, flight safety maintenance as well as on internal operation coordination enhancement. Despite the fact that the global aviation industry experienced a recession for three consecutive years, our H Shares were successfully listed on both Hong Kong and London stock exchanges on December 15, 2004, achieving gross proceeds of approximately USD1,120 million or approximately RMB9,300 million in equivalent (taking into account of proceeds from subsequent exercise of over-allotment option). We topped the list of all initial public offerings among the airlines over the past seventeen years. With a premium of 101% of share issue price over net asset value per share at June 30, 2004, the shareholders' equity of the Company amounts to RMB16,548 million and the liabilities to assets ratio reduced to approximately 72.97%. As a result, the capital structure of the Company has been optimized, with our brand value significantly enhanced and our corporate governance structure further improved.

In 2004, the Group achieved the best performance ever in its history for major performance indicators and consolidated profit before tax reached RMB3,657 million. Air traffic revenue and other operating revenue reached RMB30,835 million and RMB2,686 million respectively, representing increases of 31.6% and 120.4% over 2003. According to CAAC's statistics, our total profit accounted for over 50% of the total profit of the whole mainland China airlines.

To improve our services, the Group established an efficient internal service management system while at the same time adopted measures to maintain and upkeep customer relationship, resulting in a decrease of about 17% in customer complaints compared to the previous year. Last year, the Company was appointed as the only airline partner of 2008 Beijing Olympic Games, which greatly boosted the brand name of the Company. In 2004, according to a travellers' satisfaction survey, the Company obtained two awards, namely Excellence Award for Travellers' Satisfaction and Excellence Award for Service Brand categorized for airlines carrying over 15 million passengers. Our successful listing in Hong Kong and London make our brand the focus among the media and the investors, thereby significantly enhancing our intangible asset value.



Cathay Pacific Airways Limited ("Cathay Pacific"), as a strategic investor, acquired 10% share capital of the Company upon its listing. This not only provides a platform for cooperation between the two companies in many business and operation sectors, but also creates opportunities for network connection between Hong Kong and Beijing. Such a relationship helps to improve the operation efficiency as well as the management capability of the Company. In addition, the Company holds indirect interest in Dragonair and Air Macau through CNAC and enjoyed cooperation with Dragonair under codeshare arrangements on certain routes between Hong Kong and the mainland China. We also have a similar cooperation arrangement with Air Macau through which we expect to realize better profitability.

Looking forward, as the economic globalization proliferates, we are fully aware of the challenges and opportunities lying ahead. The greatest opportunity is that the Chinese economy is now in a prime period of strategic growth. In the coming three years, the demand for air traffic will keep going at an anticipated growth rate of 13% to 15%. The international market will grow faster than the domestic market while the cargo sector will grow faster than the passenger sector. However, affected by international political and economic environment, the cost of jet fuel may stay high and the competition can be more severe. Interest rate, exchange rate and capital market are also undergoing frequent changes. All these will present new challenges to the Group's financial risks control capability.

Where there is challenge, there is opportunity. The Group is now facing an opportunity for development and transformation. By completing airline integration and listing, the Group achieved significant milestones. Our fleet is expanding rapidly and, when the fleet of all the Company's subsidiaries, joint ventures and associates are taken into account, the fleet comprises over 250 aircraft, which could enable us to enjoy economies of scale. Our development focus on hub and network, whereby strengthening our dominance over the market. We have already built up our competitive edge within the sector and re-secured our leading position. All these have laid a solid foundation for a rapid, healthy and balanced development of the Group in the future. Our goal is to maximise the value of the Company and to establish the Company as the favored airline for mainstream passengers, the most valuable and profitable airline in China and an airline with international competitiveness.

In 2005, without prejudice to safety operation, the Company will further enhance our core competitiveness and brand recognition to create a sound development environment featured by safety, high efficiency and sustaining profitability. Thus the Company will take the following measures:

1. Through functional integration, transform and streamline our organizational structure to enhance our operational efficiency. To tighten internal risk control and prevent operational risk exposure.

2. Solidify our hub position while building up a more rational market reach. Continue to focus on Beijing, Chengdu and East China markets, give appropriate attention to the South China market, and realize more synergy by working closely with our Hong Kong and Macau counterparts.

3. Strengthen our competitiveness in a balanced international and domestic network.



4. Deploy more air cargo capacity. Optimize cargo transportation network.

5. Continue our efforts in providing safe, convenient, comfortable and customerised services. Improve the quality of our services, and further enhance our brand name recognition by leveraging our status as the only airline partner of the 2008 Beijing Olympic Games.

Looking back, in 2004, the Company well exceeded the profit forecast made at the time of its initial public offering, thus affirming its commitment to its shareholders. I would like, on behalf of the board of directors, to express my appreciation to the management team and staff of the Group for their professionalism and dedication. Last but not the least, I, on behalf of the board of directors, would like to thank our shareholders for their trust and support.

Li Jiaxiang
Chairman

Beijing, PRC
April 12, 2005



We are the national flag carrier of China and a leading provider of air passenger, air cargo and airline-related services in China. We are primarily based in Beijing, the capital and a major hub for domestic and international air transportation. We have the largest share of air transportation business at Beijing Capital International Airport, China's busiest airport. With our operational centre in Beijing and extensive route network serving major Chinese cities and international destinations, we believe we are well positioned to capture the growing demand for airline services in greater China.

Our leading position in the Chinese air transportation market is primarily attributed to our status as:

- China's largest commercial airline, accounting for approximately 29.2% of the total RTKs flown by all Chinese airlines in 2004, according to CAAC statistics;

- China's largest air cargo services provider, accounting for approximately 36.0% of the total RFTKs flown by all Chinese airlines in 2004, according to CAAC statistics;

- the Chinese airline with the highest brand value, according to World Brand Lab, which ranked "Air China" the 32nd most valuable brand name in China, the highest ranked Chinese airline brand.

We believe that by operating a well-balanced route network with complementary domestic and international routes, we can provide our passengers with convenient direct flights and transfer services. Our investments in Air Macau, Dragonair, Shenzhen Airline and Shandong Airline allow us to benefit from the growth in other aviation markets. We have formed business partnerships with various leading international and regional airlines, which we believe will assist us in broadening our scope of service, expanding our international customer base and providing additional customized customer services.

As of December 31, 2004, the Company (including Air China Cargo) operated a fleet of 151 aircraft, serving 72 domestic and 36 international and regional destinations. For the 12 months ended December 31, 2004, we carried approximately 24.50 million passengers and approximately 665,253 tonnes of cargo, with passenger traffic of approximately 46,640 million RPKs and cargo traffic of approximately 2,580 million RFTKs. Passenger load factor and cargo and mail load factor for scheduled flights was 71.9% and 63.4% respectively.

In 2001, 2002, 2003 and 2004, our combined revenues totaled RMB22,736.5 million, RMB24,983.7 million, RMB24,641.4 million and RMB33,520.8 million, respectively, and our net profit attributable to shareholders totaled RMB948.3 million, RMB499.6 million, RMB159.6 million and RMB2,386.0 million, respectively.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Shareholders are advised to read the following discussion and analysis in conjunction with the financial statements of the Group prepared in accordance with the International Financial Reporting Standards as set out on pages from 44 to 126 of this Annual Report.

The Group is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes as well as its dominant position in Beijing, the Group offers non-stop and transit services to its passengers from overseas, mainland China, Hong Kong and Macau. As at December 31, 2004, we operated an overall of 183,693 flights serving 72 domestic and 36 international and regional destinations. We offered an average of 3,426 scheduled passenger flights and 367 scheduled cargo flights weekly. We operated a fleet of 151 aircraft, including 124 Boeing aircraft, 26 Airbus aircraft, 1 business jet, the average age of our fleet was 8.1 years.

During the year, Chinese and global economy continued to improve, thereby bringing about a rapid surge of market demand for airline services in China, which greatly mitigated the





adverse effects of the outbreak of SARS in 2003. Meanwhile, the Group also faced certain challenges due to the soaring price of international jet fuel and intensified competition. Against this background, the Group seized the market opportunity by adopting a series of effective measures, resulting in great improvement in financial results and a more secured leading position in China aviation market. In 2004, we were appointed as the exclusive airline partner of 2008 Beijing Olympic Games, which significantly promoted the Company's brand recognition. In addition, the successful listing of our shares on Hong Kong and London stock exchanges laid a solid foundation for the Group's future development.

The Group operated certain airline business through its subsidiaries and operating results of each subsidiary have already been calculated into the consolidated financial statements. CNAC is the largest subsidiary of the Company and is listed on the Hong Kong Stock Exchange. CNAC is the controlling shareholder of Air Macau and the single largest shareholder of Dragonair. In 2003 and 2004, the operating revenues of CNAC accounted for 5.7% and 6.0% of the operating revenues of the Group in these years respectively.



In 2004, Air China Cargo, a branch of the Company in 2003, was transformed into a joint venture in which the Group holds 51% equity interest, and its operating results has been included in the consolidated financial statements prepared in accordance with proportionate consolidation method under IFRS. In 2004, the Group accomplished acquisition of 48% of the equity interest of Shandong Aviation Group and 22.8% of the equity interest of Shandong Airlines Co., Ltd..

The Group's business, its financial position and operating results are mainly affected by such external factors as the development of Chinese economy and international trade, regulations of aviation industry, jet fuel price, special events, the seasonal nature of airline operation, performance of associates, financing costs, which were not within the control of the Group to a certain extent.

The Group's net profit attributable to equity holders of the parent for 2004 was RMB2,386 million and that for 2003 was RMB160 million. Our operating revenue increased by 36.0% to RMB33.521 million in 2004 from RMB24,641 million in 2003. Our operating expenses increased by 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003. As the increase in operation revenue exceeded that in operation expenses, the profit from operation increased by 96.4% to RMB4,485 million in 2004 from RMB2,284 million in 2003. Our finance costs decreased by 23.4% to RMB1,800 million in 2004 from RMB2,349 million in 2003. Share of profits less losses from associates increased by 130.9% to RMB561 million in 2004 from RMB243 million in 2003. Generally speaking, our profit before tax increased by 1,954.5% to RMB3,657 million in 2004 from RMB178 million in 2003. Net profit attributable to equity holders of the parent increased by 1,391.3% to RMB2,386 million in 2004 from RMB160 million in 2003.

Our operating revenues principally included air traffic revenues and other operating revenues. Most of our operating revenues were from air traffic revenues, representing 92.0% of operation revenues in 2004, while the other operating revenues represented 8.0% of operating revenues. Among air traffic revenues in 2004, 89.7% was generated from passenger services and 10.3% was from cargo and mail services.

Operating revenue increased by 36.0% to RMB33,521 million in 2004 from RMB24,641 million in 2003, mainly due to revenue growth from passenger services. Revenue from passenger services increased by 45.4% to RMB27,665 million in 2004 from RMB19,030 million in 2003. The capacity of passenger traffic in ASKs increased by 27.9% to 64,894 million ASKs in 2004 from 50,733 million ASKs in 2003. Passenger load factor increased to 71.9% in 2004 from 66.0% in 2003. Income per RPK increased by 3.7% to RMB0.56 in 2004 from RMB0.54 in 2003. In 2004, the daily utilization of aircraft averaged at 10.2 hours, increased by 1.5 hours when compared to 2003.

Revenue generated from international passenger services accounted for 39.7% of the total revenue from passenger services of the Group in 2004, representing an increase of 62.6% to RMB10,835 million in 2004 from RMB6,663 million in 2003, and the main reason was an apparent recovery of the demand for international airline services in 2004 from the SARS outbreak in 2003 and the increased input of capacity in international routes by the Group. The passenger traffic capacity (in ASKs) of international routes of the Group increased by 41.5% to RMB27,897 million kilometers in 2004 from RMB19,709 million kilometers in 2003. The passenger load factor increased to 70.4% in 2004 from 64.8% in 2003. Level of passenger yield from international routes increased to RMB0.51 per RPK in 2004 from RMB0.47 per RPK in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Revenue generated from domestic passenger services accounted for 55.1% of the Group's total revenue from passenger services in 2004, increasing by 38.3% to RMB15,340 million in 2004 from RMB11,093 million in 2003, primarily due to the increase of passenger load factor and yield of domestic services. The passenger traffic capacity (in ASKs) of domestic airline of the Group increased by 19.5% to RMB34,627 million kilometers in 2004 from RMB28,983 million kilometers in 2003. Passenger load factor increased to 73.6% in 2004 from 67.4% in 2003. Passenger yield in domestic services increased to RMB0.60 per RPK in 2004 from RMB0.57 per RPK in 2003.

Passenger traffic revenue from Hong Kong and Macau accounted for 5.2% of the Group's passenger traffic revenue in 2004, increasing by 17.0% to RMB1,490 million in 2004 from RMB1,274 million in 2003, primarily due to the uprising of passenger load factor in Hong Kong and Macau services. The passenger traffic capacity (in ASKs) of Hong Kong and Macau services of the Group increased by 16.1% to RMB2,371 million kilometers in 2004 from RMB2,042 million kilometers in 2003. Passenger load factor increased to 64.5% in 2004 from 58.1% in 2003. Passenger yield from Hong Kong and Macau services decreased to RMB0.67 per RPK in 2004 from RMB0.68 per RPK in 2003.

Revenue from cargo and mail operations decreased by 27.8% to RMB3,170 million in 2004 from RMB4,392 million in 2003, primarily due to the fact that Air China Cargo, which is engaged in cargo operations, had changed into a joint venture in 2004 of proportionally consolidation from a branch of the Company. The cargo traffic capacity (in AFTKs) increased by 20.2% to RMB4,843 million kilometers in 2004 from RMB4,028 million kilometers in 2003.The overall load factor of cargo traffic



decreased to 53.3% in 2004 from 54.8% in 2003. The overall cargo yield increased to RMB1.99 per RFTK in 2004 from RMB1.87 per RFTK in 2003.

Other operating revenue increased by 120.3% to RMB2,686 million in 2004 from RMB1,219 million in 2003, primarily due to the increase in bellyhold income.

Operating expenses increased by 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003, primarily due to increases in jet fuel costs, take-off, landing and depot charges and aircraft maintenance, repair and overhaul expenses, and employee compensation costs. Operating expenses as a percentage of operating revenues decreased to 86.6% in 2004 from 90.7% in 2003.

Jet fuel expenses increased by 54.0% to RMB8,354 million in 2004 from RMB5,425 million in 2003, primarily due to the increased consumption of jet fuel as a result of the increased number of flights operated and higher domestic and international jet fuel prices. Our weighted average jet fuel cost for each barrel increased by 25.7% to RMB474 in 2004 from RMB377 in 2003.



Take-off, landing and depot charges increased by 22.6% to RMB4,230 million in 2004 from RMB3,450 million in 2003, primarily due to the increased number of flights operated.

Depreciation expenses increased by 2.5% to RMB3,463 million in 2004 from RMB3,377 million in 2003, primarily due to the acquisition of eleven aircraft from August to September in 2004.

Aircraft maintenance, repair and overhaul expenses increased by 32.0% to RMB2,836 million in 2004 from RMB2,149 million in 2003, primarily due to increased line maintenance requirements as a result of increased block hours.

Employee compensation costs increased by 22.8% to RMB2,921 million in 2004 from RMB2,379 million in 2003, primarily due to the increase of flight hours.

Air catering charges increased by 39.0% to RMB1,172 million in 2004 from RMB843 million in 2003, primarily due to an increase in the number of passengers carried by the Group.

Aircraft and jet engines operating lease expenses increased by 17.7% to RMB1,071 million in 2004 from RMB910 million in 2003, primarily due to the addition of nine aircraft acquired through operating leases.

Other operating lease expenses increased by 2.7% to RMB187 million in 2004 from RMB182 million in 2003, primarily due to higher rental rates for our terminal stations and sales offices as compared to the lower rental rates for the same negotiated after the SARS outbreak.

Other flight operation expenses increased by 27.7% to RMB2,698 million in 2004 from RMB2,112 million in 2003, primarily due to a change in the accounting method of the CAAC Infrastructure Development Fund, whereby it is no longer offset by revenues but is released to costs directly in 2004.

Selling and marketing expenses increased by 31.1% to RMB1,387 million in 2004 from RMB1,058 million in 2003, primarily due to higher sales commissions as a result of increased ticket sales.

General and administrative expenses increased by 51.8% to RMB715 million in 2004 from RMB471 million in 2003, primarily due to higher travelling expenses resulting from increased business volume and donation for Olympic Games and loss on property, plant and equipment retirement.

Net finance costs decreased by 23.4% to RMB1,800 million in 2004 from RMB2,349 million in 2003, of which interest expenses decreased by 18.6% to RMB1,824 million in 2004 from RMB2,241 million in 2003, primarily due to the repayment of certain bank loans and a decrease in finance lease obligations. Interest income increased by 78.9% to RMB34 million in 2004 from RMB19 million in 2003, primarily due to an increase in bank deposits.

In 2004, share of profits less losses from associates was RMB561 million, as compared to that of RMB243 million in 2003, primarily due to the significant increase of the profits of our associates Dragonair, Jardine Airport Services Limited ("JASL") and Menzies Macau Airport Services Limited.



The Company is subject to the PRC income tax at a rate of 33%. The income tax of the Group increased to RMB1,108 million in 2004 from RMB90 million in 2003, primarily due to the increase of the profit before taxation in 2004.

We financed our working capital needs through consolidated capital from operating activities and bank loans. As at December 31, 2003 and 2004, the total amount of cash and cash equivalents of the Group were RMB2,620 million and RMB9,734 million respectively. In 2003 and 2004, the Group generated net cash from operating activities of RMB5,425 million and RMB6,151 million respectively, whilst the Group's net cash outflow from investing activities in the same period reached RMB4,360 million and RMB4,974 million respectively, primarily due to the amounts utilized for purchase and improvement of aircraft and aviation equipment. In 2004, the Group's net cash inflow from financing activities amounted to RMB5,620 million, primarily due to the new issues of shares by the Company at the end of the year; while in 2003, the Group recorded a net cash outflow from financing activities of RMB2,207 million, primarily due to the repayment of certain bank loans.

Similar to other Chinese airlines, we have been operating with a net current liabilities position. As at December 31, 2003 and 2004, the net current liabilities of the Group were RMB12,384 million and RMB6,860 million respectively. The decrease of net current liabilities was primarily due to the increase of current assets as a result of the new issue of shares by the Company.

As at December 31, 2003 and 2004, the short-term loans of the Group were RMB9,237 million and RMB8,806 million respectively, while the long-term loans were RMB12,820 million and RMB12,897 million respectively in the same period. As at December 31, 2004, our bank and other loans due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB8,806 million, RMB3,064 million, RMB6,215 million and RMB3,618 million respectively. As of December 31, 2003 and 2004, our liabilities under finance leases were RMB13,699 million and RMB12,281 million respectively. As of December 31, 2004, our liabilities under finance leases due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB1,705 million, RMB1,944 million, RMB6,722 million and RMB1,910 million respectively.

As at December 31, 2004, the equity attributable to shareholders of the Group was RMB16,548 million, representing an increase of RMB9,655 million when compared with RMB6,893 million in the previous year, primarily due to the issuance by the Company of 2,550,618,182 H Shares with a par value of RMB1.00 each at an offer price of HKD 2.98 per share.

As of December 31, 2004, the Group had contracted for 27 passenger aircraft to be delivered from 2005 to 2006. The Group's total investment in aircraft is expected to be RMB7,511 million (The plan of the Company is to change the contracts for 5 B737-700 under operating leases and if commercial terms are not applicable, the total investments for aircraft will be adjusted to RMB9,023 million), including prepayments for purchasing aircraft in 2006 and afterwards of RMB4,682 million. Other investment in capital expenditure items is estimated to be RMB1,899 million, which mainly involves improvement of first class and business class cabins, the Company's ancillary projects in No. 3 Terminal of Beijing International Airport, and some long-term investment projects. Some capital expenditures projects of the Company are generally subject to Chinese government approval, and are subject to



adjustments depending on approval time, the prevailing market conditions, financing and other relevant factors.

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. Our strategy for managing our jet fuel price risk aims to provide us with protection against sudden and significant price increases. To meet these objectives, we will continue to use instruments such as swaps, options and collars with approved counter-parties and within approved limits. The Group recorded a gain of RMB170 million and RMB41 million from the derivative instruments from jet fuel used by us in 2003 and 2004, respectively.

A substantial portion of the Group's debt, part of its operating revenues and expenses and capital expenditures are denominated in certain major foreign currencies and consequently subject to fluctuations in exchange rates. The Group recorded exchange losses of RMB297 million and RMB55 million in 2003 and 2004, respectively. In order to reduce our foreign currency risk, we have pursued a strategy for certain major foreign currencies, to make the match between our revenues and payments denominated in such currencies. We are also currently evaluating proposals to hedge our foreign currency exposure by entering into hedge transactions.

As at December 31, 2004, the Group mortgaged several aircraft and flight equipment with an aggregate carrying amounts of approximately RMB28,585 million (2003: RMB29,732 million) pursuant to certain borrowing and lease agreements, details of which are set out in notes 16, 33 and 34 to the financial statements.

As at December 31, 2004, the Group's bank deposits amounting to RMB117 million (2003: RMB1,246 million) were pledged against borrowing and leasing arrangements and financial derivatives.

As at December 31, 2004, the Group's capital commitments amounted to approximately RMB15,820 million, mostly regarding the purchase of certain aircraft and relevant equipment to be delivered in 2005 and 2006.

As at December 31, 2004, the Group committed to make a capital contribution of approximately RMB422 million to its joint venture.

As at December 31, 2004, the Group entered into operating lease agreements with respect to certain office premises, aircraft and related equipment pursuant to which we committed to make lease payments in aggregate amounts of at least RMB1,140 million within 1 year, RMB3,216 million within 2 to 5 years, and RMB1,000 million after 5 years.

Details of the commitments are set out in note 42 to the financial statements.

The Group's primary contingent liabilities as at December 31, 2004 are set out in note 41 to the financial statements.

As at December 31, 2004, the gearing ratio (represented by total liabilities divided by total assets) of the Company was approximately 73%, representing a decrease of 12 percentage points from approximately 85% as at December 31, 2003.



The Group is a provider of air passenger, air cargo and airline-related services. The results of the Group for the year ended December 31, 2004 and the financial positions of the Company and the Group as of the same date are set out in the financial statements on pages 44 to 126 herein.

As disclosed in the prospectus issued under the initial public offering of the Company, the Company has taken into consideration the future development, shareholders' interests, operating results and cash flows in determining the distribution of dividend. The Company confirmed that in accordance with the PRC GAAP, the appropriation rates to the statutory common reserve fund, the statutory common welfare fund and the discretionary common reserve fund for the year ended December 31, 2004 were 10%, 5% and 5% respectively.

The Board of Directors of the Company does not recommend the declaration of final dividend for the year ended December 31, 2004. Such retained profit shall be carried forward to the next year and in the distribution ratio currently expected to be between 15% to 30% of the profit after the recovery of losses (if any) and the appropriations of statutory common reserve fund, the statutory common welfare fund and the discretionary common reserve fund.

Details of the bank and other loans of the Company and the Group are set out in note 34 to the financial statements.

Details of the capitalization of interests of the Group for the year ended December 31, 2004 are set out in note 8 to the financial statements.

Movements in the property, plant and equipment of the Company and the Group for the year ended December 31, 2004 are set out in note 16 to the financial statements.

The reserves of the Company available for distribution to shareholders as at December 31, 2004 are set out in note 40 to the financial statements.

Movements in the reserves of the Company during the year are set out in note 38 to the financial statements.

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity on page 47 of the annual report.

For the year ended December 31, 2004, the Group made donations for charitable purposes and other purposes amounting to RMB40.5 million.



Details of the employee pension cost and employee benefits are set out in note 11 to the financial statements.

In the year of 2004, the Company conducted its initial public offering and 2,550,618,182 H Shares were issued (excluding 255,061,818 H Shares sold by selling shareholders) for net proceeds of RMB7,601 million. The proceeds are being used in accordance with the purposes disclosed in the prospectus of the Company dated December 3, 2004.

As at December 31, 2004, before the exercise of over-allotment option under initial public offering, the Company's total share capital was RMB9,050,618,182, divided into 9,050,618,182 shares with a nominal value of RMB1.00 each. That over-allotment option was exercised on January 7, 2005 and as at April 12, 2005 being the date of this report the Company's total share capital is RMB9,433,210,909, divided into 9,433,210,909 shares with a nominal value of RMB1.00 each. The share capital structure of the Company is as follows:

	As at December 31, 2004		**As at April 12, 2005**	
Type of Shares	**Number of Shares**	**% of Total Issued Share Capital**	**Number of Shares**	**% of Total Issued Share Capital**
Domestic Shares	4,855,945,875	53.65%	4,826,195,989	51.16%
Non-H Foreign Shares	1,388,992,507	15.35%	1,380,482,920	14.64%
H Shares	2,805,680,000	31.00%	3,226,532,000	34.20%
Total	9,050,618,182	100%	9,433,210,909	100%

CNAHC, which is incorporated in the PRC, is regarded by the Directors of the Company as being the Company's ultimate holding company.



As at December 31, 2004, the interests and short positions of the following persons (other than the Company's Directors, Supervisors or chief executive) in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong (the "SFO") were as follows:

Name of Shareholder	Type of Shareholding	Type of Shares	Number of Shares Held	% of the Total Issued Share Capital of the Company	% of the Total Issued H Shares of the Company	% of the Total Issued Domestic Shares of the Company	% of the Total Issued Non-H Foreign Shares of the Company	Short Position
CNAHC	Direct holding	Domestic shares	4,855,945,675	53.65%	—	100%	—	—
CNACG	Direct holding	Non-H Foreign shares	1,388,992,507	15.35%	—	—	100%	—
Cathay Pacific	Direct holding[1]	H Shares	905,061,819	10.00%	32.26%	—	—	—
Swire Pacific Limited[2]	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
John Swire & Sons (H.K.) Limited[2]	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
John Swire & Sons Limited[2]	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
Merrill Lynch International	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch & Co., Inc[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch International Incorporated[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch International Holdings Inc[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Europe PLC[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Europe Intermediate Holdings[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Holdings Limited[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
ML UK Capital Holdings[3]	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes[4]
Merrill Lynch Far East Limited[5]	Over-allotment option[6]	H Shares	420,852,000	4.65%	15%	—	—	—
China International Capital Corporation Limited [7]	Over-allotment option[8]	H Shares	420,852,000	4.65%	15%	—	—	—
HKSCC [9]	Direct holding	H Shares	2,181,620,909	24.10%	77.76%	—	—	—



Notes:

(1) Among the 905,061,819 H shares, Cathay Pacific has security interest in 382,592,728 H shares arising from a share lending agreement pursuant to which Cathay Pacific lent 382,592,728 H shares of the Company to Merrill Lynch International.

(2) Swire Pacific Limited, John Swire & Sons (H.K.) Limited and John Swire & Sons Limited have duplication of Cathay Pacific's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Cathay Pacific.

(3) Merrill Lynch & Co., Inc., Merrill Lynch International Incorporated, Merrill Lynch International Holdings Inc., Merrill Lynch Europe PLC, Merrill Lynch Europe Intermediate Holdings, Merrill Lynch Holdings Limited, and ML UK Capital Holdings have duplication of Merrill Lynch International's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Merrill Lynch International.

(4) A short position in 382,592,728 H shares of the Company arising from a share lending agreement pursuant to which Merrill Lynch International borrowed 382,592,728 H shares of the Company from Cathay Pacific.

(5) Merrill Lynch & Co., Inc., Merrill Lynch International Incorporated, Merrill Lynch International Holdings Inc., and Merrill Lynch (Asia Pacific) Limited have duplication of Merrill Lynch Far East Limited's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Merrill Lynch Far East Limited.

(6) Interests held jointly with China International Capital Corporation Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated December 3, 2004 issued by the Company.

(7) China Jianyin Investment Limited and Central Huijin Investment Company Limited have duplication of China International Capital Corporation Limited's interest in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of China International Capital Corporation Limited.

(8) Interests held jointly with Merrill Lynch Far East Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated December 3, 2004 issued by the Company.

(9) To the knowledge of the Company, among the 2,181,620,909 H shares held by HKSCC Nominees Limited,

(i) Wellington Management Company, LLP had an interest in 153,112,100 H shares of the Company (representing approximately 5.45% of its then total issued H shares);

(ii) Temasek Holdings (Private) Limited had an interest in 399,950,000 H shares of the Company (representing approximately 14.25% of its then issued H shares), out of which the interest in 292,000,000 H shares were held through Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares were held through Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited, respectively.



As at December 31, 2004, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of CNAC, required to be kept under Section 336 of the SFO were as follows:

Name of Interests Holder	Type of Interests	Number of Ordinary Shares of CNAC Concerned	% of the Total Issued Share Capital of CNAC
CNAHC	Attributable Interest	2,264,628,000[1]	68.4%
Air China Limited	Beneficial owner	2,264,628,000[2]	68.4%
Best Strikes Limited	Beneficial owner	187,656,000	5.6%
On Ling Investments Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Investments Holdings Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Enterprises (BVI) Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Credit Limited	Attributable Interest	322,856,000[3]	9.7%
Novel Holdings (BVI) Limited	Attributable Interest	322,856,000[3]	9.7%
Westleigh Limited	Attributable Interest	322,856,000[3]	9.7%
J.P. Morgan Chase & Co.	Investment manager Custodian corporation/ approved lending agent	197,894,000 24,538,000	5.97% 0.74%
J.P. Morgan Chase Bank N.A.	Attributable Interest	24,538,000[4]	0.74%
J.P. Morgan Fleming Asset Management Holdings Inc.	Attributable Interest	173,356,000[5]	5.23%
J.P. Morgan Fleming Asset Management (Asia) Inc.	Attributable Interest	173,356,000[5]	5.23%
J.P. Morgan Asset Management Limited	Attributable Interest	169,692,000[5]	5.12%



Notes:

(1) CNAHC's interests in CNAC duplicate with those interest of our Company.

(2) Our Company's interests in CNAC duplicate with those interests of CNAHC.

(3) 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(4) The interest held by it in CNAC duplicates with J.P. Morgan Chase & Co.'s interest in CNAC held by it as custodian corporation/approved lending agent.

(5) The interests held by each of these companies in CNAC duplicate with J.P. Morgan Chase & Co.'s interest in CNAC held by it as investment manager. The interests of these companies in CNAC also duplicate each other.

The details of the Share Appreciation Rights Scheme provided by the Company are set out in note 39 to the financial statements.

The Company did not grant any Share Appreciation Rights in 2004. The Company is expected to formulate the specific implementation plan for Share Appreciation Rights Scheme in 2005.

There is no provision for pre-emptive rights under the Company's Articles of Association which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

During the year ended December 31, 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities. For this purpose, the term "securities" shall have the meaning ascribed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As at December 31, 2004, the details of the subsidiaries of the Company and the joint ventures and associates of the Group are set out in the note 17, note 18 and note 19, respectively to the financial statements.

For the year ended December 31, 2004, the Group's purchases from the largest equipment supplier and the five largest equipment suppliers accounted for 15% and 36% of the Group's total purchases respectively. None of the Directors or Supervisors of the Company, their associates, nor any shareholders, which to the best knowledge of the Directors own 5% or above of the Company's share capital, had any interest in the Group's five largest equipment suppliers.

For the year ended December 31, 2004, the aggregate sales attributable to the Group's five largest customers were less than 30% of the Group's total sales.



Information on the Directors and Supervisors of the Company during the year of 2004 (since its incorporation on September 30, 2004) and up to the date of this report is as follows:

Directors

Name	Age	Position	Date of Appointment
Li Jiaxiang	55	Chairman and Non-executive Director	September 30, 2004
Kong Dong	56	Vice Chairman and Non-executive Director	September 30, 2004
Wang Shixiang	55	Vice Chairman and Non-executive Director	September 30, 2004
Yao Weiting	57	Non-executive Director	September 30, 2004
Ma Xulun	40	Executive Director and President	September 30, 2004
Cai Jianjiang	41	Executive Director and Vice President	September 30, 2004
Fan Cheng	49	Executive Director and Chief Financial Officer	October 18, 2004
Hu Hung Lick, Henry	85	Independent Non-executive Director	November 22, 2004
Wu Zhipan	48	Independent Non-executive Director	September 30, 2004
Zhang Ke	51	Independent Non-executive Director	September 30, 2004

Supervisors

Name	Age	Position	Date of Appointment
Zhang Xianlin	51	Chairman of Supervisory Committee	September 30, 2004
Liao Wei	40	Supervisor	October 18, 2004
Zhang Huilan	44	Supervisor	September 30, 2004
Liu Feng	46	Supervisor	September 30, 2004

Ms. Chan Ching Har, Eliza was appointed as a Director of the Company on September 30, 2004 and later resigned on November 12, 2004.



The Company has confirmed its receipt of, from each of the Independent Non-executive Directors of the Company, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors are of independence.

As at December 31, 2004, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents 1% of the share capital of CNAC, a subsidiary of the Company.

Save as the above mentioned, none of our Directors, Supervisors and chief executive has any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Each of the Directors and Supervisors of the Company has entered into a service contract with the Company for a term of three years. None of those service contracts with the Company is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

None of the Directors and Supervisors of the Company was materially interested, whether directly or indirectly, in any contract of significance (within the meaning of the Listing Rules) subsisting during or at the end of year 2004 with the Company or the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

As at December 31, 2004, the Group has 29,133 employees (including total head count of the equity invested entities). The following table sets forth the number of employees fallen into different departments:

	As of December 31, 2004
Flight Crew	
Pilots *(Note 1)*	2,446
Flight Attendants	2,968
Ground personnel	
Ground services	2,517
Maintenance	3,188
Others	2,132
Marketing and sales	2,184
Management	3,152
Total	18,587
Employees of the equity invested entities other than the Company *(Note 2)*	10,546
Total	29,133

Note 1: The number of pilots in Air China Cargo is not included.

Note 2: The number of pilots employed by Air China Cargo is included.



Our employees receive cash remuneration consisting of salary and other cash subsidies. In general, employee salaries are determined based on the employee's qualification, position, seniority and performance. Cash subsidies may include living subsidies, but subject to changes. The Group also provides various non-cash benefits, including medical insurance, unemployment insurance, early retirement and other social welfare benefits to employees in the PRC. In addition, all of our full-time employees in the PRC are covered by a defined contribution retirement scheme operated by the PRC government, to which the Group is required to make annual contributions at rates ranging from 15% to 20% of our employees' basic salaries.

In order to retain the captain team and give them incentives, the Company worked out and implemented a captain incentive scheme in October, 2004, whereby their bonuses are linked with the hours flown, safety indicators and efficiency of the Company. Under this scheme, the annual bonuses will be awarded based on a standard of RMB110,000 for each captain of B747, B777 and A340, RMB105,000 for each captain of B767 and B757, RMB100,000 for each captain of B737, A320 and A319.

The details of the remuneration of Directors and Supervisors were set out in note 10 to the financial statements.

Dividends paid by a PRC company are normally subject to a PRC withholding tax levied at flat rate of 20%. Pursuant to a rule of the taxation authority of the PRC, however, dividends paid by a PRC company to its shareholders with respect to shares listed on an overseas stock exchange, such as H Shares, are not subject to above mentioned PRC withholding tax.

As of December 31, 2004, other than as disclosed in note 41 to the financial statements, the Group was not involved in any significant litigation or arbitration. To our knowledge, there was no litigation or claims of material importance pending or proposed to be made or having been made against the Group.

The Company set up a well-functioning corporate governance structure upon listing. As of December 31, 2004, the Company had altogether held five Board meetings. Our Company has been abiding by all the rules and regulations, which has efficiently protected the interests of the Company and its shareholders.

The Board of Directors of the Company consists of:

The Strategy & Investment Committee, the current members of which are Mr. Kong Dong, Mr. Wang Shixiang, Mr. Ma Xulun and Mr. Cai Jianjiang, with Mr. Ma Xulun acting as the chairman of the Committee.

The Audit & Risk Control Committee, which currently comprises two Independent Non-executive Directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one Non-executive Director, Mr. Yao Weiting, with Mr. Zhang Ke acting as the chairman of the Committee.

The Nominations & Remuneration Committee, the current members of which are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of the Committee.



The Directors of the Company are in the opinion that the Company has from its listing date, namely December 15, 2004, to December 31, 2004 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules before its amendment which came into effect on January 1, 2005.

In 2005, the Company started to revise its internal corporate governance structure based on the requirements of "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules as revised.

The Company entered into a Restructuring Agreement on November 20, 2004 with CNAHC and CNACG, pursuant to which CNAHC and CNACG transferred to the Company certain businesses, assets, liabilities and investments.

Details of the Restructuring Agreement were set out in the Company's prospectus dated December 3, 2004.

The Company's prospectus dated December 3, 2004 in relation to its initial public offering contained the valuation of the Group's properties, aircraft and equipment (the "Assets") as at September 30, 2004 of a total amount of approximately RMB44,092 million (the "Valuation"), details of which are set out in Appendices IV and V to that prospectus. The Assets are not stated at the Valuation in the Group's financial statements for the year ended December 31, 2004. Should the Assets be stated at values based upon the Valuation, additional depreciation of approximately RMB117 million would be charged to the Group's consolidated income statement for the year of 2004.

Our Group has entered into a number of transactions on a continuing basis with CNAHC and its associates (as defined under the Listing Rules) and other connected persons of our Group. Details of those connected transactions conducted during the year of 2004, which are not exempt under Rule 14A.33 of the Listing Rules, are as follows:

I. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND CNAHC GROUP

Construction Project Management Services

We entered into a construction project management agreement (the "Construction Project Management Agreement") with China National Aviation Construction and Development Company (the "CNACD"), a wholly owned subsidiary of CNAHC on November 1, 2004.

Pursuant to this agreement:

- CNACD will provide us with project management services on projects involving the construction of any property or industrial plant/facility with budgeted costs equal to or exceeding RMB20 million;
- In return for its project management services, we will pay CNACD a fee of up to 2% of the construction budget if the budget is equal to or exceeds RMB1 billion, and up to 2.5% if the budget is below RMB1 billion;
- If CNACD is able to manage the construction projects such that the final cost falls below the amount we have budgeted, we will pay CNACD a bonus fee, which will be decided by both parties through arm's length negotiation but shall not exceed



40% of the management fee calculated based on the budgeted amount of the project;

- If the final cost of the project managed by CNACD is higher than the budgeted amount, CNACD will pay us the difference between the final cost and the budgeted amount unless the difference is caused by (i) a change of government policies; (ii) factors attributed to us; or (iii) force majeure; and

- If CNACD acquires land relating to a project on our behalf, we will pay CNACD an agency fee of up to 2% of all the fees and expenses in relation to the land acquisition (including, among other things, land acquisition fee, formality fee, labour expenses, travel expenses, but excluding the land premium).

The Construction Project Management Agreement will expire on December 31, 2006 subject to renewal.

Properties Leasing

We entered into a properties leasing framework agreement (the "Properties Leasing Framework Agreement") with CNAHC on November 1, 2004.

Pursuant to this agreement, we will lease from the CNAHC group a total of 14 properties covering an aggregate gross floor area of approximately 53,087 square metres for various uses including as business premises, offices and storage facilities. We will also lease to CNAHC group a total of 7 properties covering an aggregate gross floor area of approximately 8,262 square metres. The rents payable under the Properties Leasing Framework Agreement are and will continue to be determined in accordance with market rates.

The Properties Leasing Framework Agreement will expire on December 31, 2006 subject to renewal.

Media and Advertising Services

We entered into a media and advertising services framework agreement (the "Advertising Services Framework Agreement") on November 1, 2004 with China National Aviation Media and Advertisement Co., Ltd. ("CNAMC"), a wholly owned subsidiary of CNAHC.

Pursuant to this agreement, CNAMC will have the right to procure advertisements and will be entitled to retain all the advertising revenues generated from these advertisements that appear:

- in the in-flight magazines, in-flight entertainment programmes, boarding passes and certain other items specified in the Advertising Services Framework Agreement (the "Specified Items"); and

- on the potential items that may be developed from time to time (the "Potential Items").

As the consideration, CNAMC will pay us an annual concession fee for the Specified Items and 20% of the total revenues generated from advertisements which appear on the Potential Items. CNAMC has also agreed to:

- provide us at no charge with the in-flight items (except for the in-flight entertainment programmes) and the Potential Items (for those not owned by us) on which the advertisements appear or will appear;

- provide us with some in-flight entertainment programmes it produces, the production cost and disbursement of which will be reimbursed by us; and



- procure the content for our in-flight entertainment programmes from independent third parties on a commission-free basis.

In addition, CNAMC has the right to bid for the provision of advertisement agency and design services to us.

The Advertising Services Framework Agreement will expire on December 31, 2006 subject to renewal.

Tourism Co-operation Services

We entered into a tourism services co-operation agreement (the "Tourism Co-operation Agreement") on November 1, 2004 with China National Aviation Tourism Company ("CNATC").

Pursuant to this agreement, we have agreed to provide the following services to CNATC:

- *Commercial charter flight services:* we will provide charter services to customers procured by CNATC at market rates.

- *Package tours co-operation services:* we and CNATC will sell package tours combining (i) our Company's airline tickets with (ii) accommodation at hotels owned and operated by CNATC. For the airline tickets in such packages sold by CNATC, CNATC will pay us in accordance with the pricing principle in the "Sales Agency Framework Agreement" while we will pay CNATC for the hotel fee portion of the packages.

- *Reciprocal frequent-flyer programme ("FFP") co-operation services*: CNATC will join our FFP programme under which our Companion card members are encouraged to stay at CNATC's hotels by receiving mileage credits for such stay. As consideration, CNATC will pay us the equivalent value represented by those mileage credits.

Pursuant to the Tourism Co-operation Agreement, CNATC has agreed to provide the following services to us:

- *FFP co-operation services:* Under the FFP programme, if our Companion card members redeem their mileage credits for free, discounted or upgraded stay at CNATC's hotels, we will reimburse CNATC for the redemption at a price similar to our arrangements with other FFP partners.

- *Hotel accommodation services:* CNATC will provide hotel accommodation services to our employees on duty and the passengers affected by our flight delays and cancellations and we will pay CNATC at group rates.

The Tourism Co-operation Agreement will expire on December 31, 2006 subject to renewal.

Comprehensive Services

We entered into a comprehensive services agreement (the "Comprehensive Services Agreement") with CNAHC on November 1, 2004 pursuant to which:

- CNAHC will provide us with various ancillary services, including but not limited to:

  (i) supply of various items for in-flight services;

  (ii) manufacturing and repair of airline-related ground equipment and vehicles;



(iii) cabin decoration and equipment;

(iv) passenger cabin and cargo cabin ancillary parts (including seats);

(v) warehousing services;

(vi) cabin cleaning services; and

(vii) printing of air tickets and other documents.

- We will provide certain welfare-logistics services to the retired employees of CNAHC and its subsidiaries.

The charges payable by us to CNAHC for the comprehensive services above as well as the charges payable by CNAHC to us for the welfare-logistics services provided to retired employees shall be based on prevailing market rates or, if no prevailing market price is available, fair and reasonable prices based on arm's length negotiations.

The Comprehensive Services Agreement will expire on December 31, 2006 subject to renewal.

Line Maintenance and Other Ground Services

We entered into a standard ground handling agreement (the "Standard Ground Handling Agreement") with China Aircraft Services Limited ("CASL"), a 53.3%-owned subsidiary of CNACG, on April 17, 2004, pursuant to which CASL agreed to provide line maintenance and other ground services at Hong Kong International Airport to us. The services are charged at market rates.

Financial Services

We entered into a financial services agreement (the "Financial Services Agreement") with China National Aviation Finance Co., Ltd. ("CNAF") which is 52% owned by CNAHC and 42.5% owned by the Company on November 1, 2004.

Pursuant to this agreement, CNAF has agreed to provide us with a range of financial services including the following:

- deposit services;
- loan and finance leasing services;
- negotiable instrument and letter of credit services;
- trust loan and trust investment services;
- underwriting services for debt issuances;
- intermediary and consulting services;
- guarantee services;
- settlement services;
- internet banking services; and
- any other services provided by CNAF approved by the China Banking Regulatory Commission ("CBRC").

The fees and charges payable by us to CNAF under the Financial Services Agreement are determined by reference to the applicable fees and charges specified by the People's Bank of China (the "PBOC") and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by CNAF on terms no less favorable than terms available from commercial banks in China.



The Financial Services Agreement will expire on December 31, 2006 subject to renewal.

Subcontracting of Charter Flight Services

We entered into a charter flight service framework agreement (the "Charter Flight Service Framework Agreement") on November 1, 2004 with CNAHC.

Pursuant to this agreement, CNAHC will subcontract to us their obligation of government charter flight that they undertake from the PRC government. Our hourly rate of the charter flight service fee will, subject to periodical adjustment, be calculated on the basis of the following formula which includes total cost and reasonable margins:

Hourly rate = Total cost per flight hour x (1 + 6.5%)

The total cost includes all direct cost and indirect cost.

The Charter Flight Service Framework Agreement will expire on December 31, 2006 subject to renewal.

Sales Agency Services for Airline Tickets and Cargo Space

We entered into a sales agency framework agreement with CNAHC (the "Sales Agency Services Framework Agreement") on November 1, 2004.

Pursuant to this agreement, certain associates of CNAHC acting as our sales agents will

- purchase our air tickets and cargo space at wholesale prices and on-sell such air tickets and cargo space to end-purchasers; or
- procure purchasers for our air tickets and cargo space on a commission basis.

We will pay the relevant agents commissions based on relevant PRC regulations or, where regulations do not provide for a specific commission, based on market rates. Currently, the commissions prescribed for sales of air tickets are:

- for domestic routes, 3% of the ticket price;
- for Hong Kong and Macau routes, 7% of the ticket price; and
- for international routes, 9% of the ticket price.

In accordance with industry practice, and subject to applicable regulations, the Company may also offer incentives to sales agents for reaching certain ticket sale targets.

The Sales Agency Services Framework Agreement will expire on December 31, 2006 subject to renewal.

II. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE LUFTHANSA GROUP

Lufthansa holds a 40% equity interest in and is a substantial shareholder of Aircraft Maintenance and Engineering Corporation ("Ameco"), a subsidiary of us, and is therefore a connected person of us under the Listing Rules.

We have entered into various transactions with Lufthansa and its associates (collectively, the "Lufthansa Group") in the ordinary course of our business, including, among others:

- Aircraft maintenance, repair and overhaul services ("MRO") provided by us to the Lufthansa Group;
- mutual provision of catering services;



- mutual provision of ground handling services in China and Germany;
- mutual provision of ticket sales agency services;
- airline codeshare arrangement under which the actual carrier's flights can be marketed under the airline designator code of the partner carrier and revenues earned from these arrangements are allocated between the parties based on negotiated terms according to airline industry standards;
- special prorate arrangement under which a carrier agrees to accept passengers from another carrier and receive payment directly from that carrier; and
- other airline co-operation arrangements between the Lufthansa Group and us.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

III. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE BEIJING CAPITAL AIRPORTS GROUP

Capital Airports Holding Company holds a 24% equity interest in and is a substantial shareholder of Air China Cargo, and therefore is a connected person of us under the Listing Rules. We have entered into various transactions with Capital Airports Holding Company and its associates (collectively, the "Beijing Capital Airports Group") in the ordinary course of our business, including, among others:

- provision of taking-off/landing/parking services of our aircraft at airports owned by the Beijing Capital Airports Group;
- provision of passengers' waiting lounge, check-in counters and office buildings to us by airports owned by the Beijing Capital Airports Group;
- provision of utilities (including water, gas and electricity) to us at Beijing Capital International Airport by the Beijing Capital Airports Group; and
- provision of ground handling services to us by the Beijing Capital Airports Group.

Most of the services provided by the Beijing Capital Airports Group to us are charged on the pricing terms which are prescribed, approved or suggested by PRC governmental authorities.

IV. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE CATHAY PACIFIC GROUP

Cathay Pacific holds 10% of the total issued share capital of the Company and therefore is a connected person of us under the Listing Rules. We have entered into various transactions with Cathay Pacific and its associates (collectively, the "Cathay Pacific Group") in the ordinary course of our business. Such transactions, the nature of which is part of the necessary daily operation of an airline business, include, among others:

- provision of ground handling services by the Cathay Pacific Group to us;
- provision of MRO services by us to the Cathay Pacific Group;



- provision of catering services by us to the Cathay Pacific Group; and

- mutual provision of ticket sales agency services.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

V. CONTINUING CONNECTED TRANSACTIONS BETWEEN THE CNAC GROUP AND OTHER CONNECTED PERSONS OF THE GROUP

CNAC is a non-wholly owned subsidiary of our Company. Therefore, the continuing connected transactions entered into between CNAC and its subsidiaries (collectively,the "CNAC Group") as one party and connected persons as the other party, will also constitute continuing connected transactions for us under the Listing Rules. Details of those continuing connected transactions conducted during the year of 2004, which are not exempt under Rule 14A.33 of the Hong Kong Listing Rules from the Company's perspective, are as follows:

Provision of In-flight Catering Services by Macau Catering Services Company Limited

Macau Catering Services Company Limited ("MCS") is an associate of a substantial shareholder of Air Macau. MCS provides in-flight meals in Macau to Air Macau based on normal commercial terms determined on an arm's length basis, and at prices no less favourable than those Air Macau would be able to obtain from independent third-party providers of comparable services. The in-flight catering services expenses paid by Air Macau to MCS in 2004 was approximately HK$41.2 million, the percentage ratio test under the Listing Rules of which is less than 2.5% but more than 0.1%, therefore such transactions are exempt, from the Company's perspective, from the independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Hong Kong Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions under the Listing Rules

Payment of Airport Charges and Airport Fees

In the ordinary course of business of Air Macau, airport charges and airport fee are invoiced and collected by Administration of Airports Limited, an indirect subsidiary of CNACG, on behalf of Macau International Airport Company ("MIAC"), an associate company of a substantial shareholder of Air Macau. As a result, the payment of airport charges and airport fees constitutes continuing connected transactions under the Listing Rules. The total airport charges and airport fees paid by Air Macau to ADA in 2004 was approximately HK$69.3 million, the percentage ratio test under the Listing Rules of which is less than 2.5% but more than 0.1%, therefore such transactions are exempt, from the Company's perspective, from the independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions. CNAC has obtained a waiver from the Hong Kong Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions under the Listing Rules.



VI. WAIVER FROM STRICT COMPLIANCE OF THE LISTING RULES

The Company has obtained a waiver from the Hong Kong Stock Exchange expiring on December 31, 2006 from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions (except for transactions set out under above section V) under the Listing Rules. The maximum aggregate annual value (cap) permitted by the Hong Kong Stock Exchange and the aggregate annual value actually occurred for each category of above continuing connected transactions for the year ended December 31, 2004 are set out below:

	Aggregate Amount of Transactions for the Year Ended December 31, 2004	
Transactions	**Cap** RMB (in millions)	**Actual Amount** RMB (in millions)
Transactions with the CNAHC Group		
Construction project management services	40.0	0
Properties leasing	47.6	17.0
Media and advertising services	23.0	4.3
Tourism services co-operation	30.8	6.7
Comprehensive services	100.0	92.8
Line maintenance and other ground services	40.0	23.7
Financial services:		
Payment of fees and charges	40.0	0
Maximum daily outstanding deposits with CNAF	5,000.0	1,196.3
Maximum daily outstanding loans from CNAF	3,000.0	523.9
Subcontracting of charter flights	600.0	0
Sales agency service:		
Aggregate sales of airline tickets and cargo space to the CNAHC group for on-sale to end-purchasers	420.0	218.4
Aggregate ticket and cargo agency commission and amount of incentives to be paid by us to CNAHC group	29.0	25.9
Transactions with the Lufthansa Group		
Total amount to be paid by us to Lufthansa Group	630.0	435.0
Total amount to be paid by Lufthansa Group to us	500.0	409.3
Transactions with the Beijing Capital Airports Group		
Total amount to be paid by us to Beijing Capital Airports Group	730.0	653.4
Transactions with the Cathay Pacific Group		
Aggregate amount to be paid by us to the Cathay Pacific Group	35.0	10.9



VII. INDEPENDENT NON-EXECUTIVE DIRECTORS' CONFIRMATION

The Independent Non-executive Directors of the Company have confirmed that all connected transactions in the year ended December 31, 2004 to which our Company was a party have been entered into:

1. in the ordinary and usual course of business of the Company;

2. either:

   (i) on normal commercial terms; or

   (ii) where there was no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties, where applicable; and

3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

VIII. AUDITORS' CONFIRMATION

Messrs. Ernst & Young, the auditors of the Company, has provided a letter to the board of directors of the Company, confirming that above connected transactions:

1. have received the approval of the Company's board of directors;

2. are in accordance with the pricing policies as stated in the relevant agreements;

3. have been entered into in accordance with the relevant agreement governing the transactions; and

4. have not exceeded the cap disclosed in the prospectus of the Company.

The Company has appointed Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors respectively for the year ended December 31, 2004. Ernst & Young has audited the attached financial statements prepared in compliance with International Financial Reporting Standards. The Company has retained Ernst & Young and Ernst & Young Hua Ming since the date of its listing. The resolution concerning retention of Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors for the year ending December 31, 2005 will be proposed at the Annual General Meeting of the Company to be held on May 30, 2005.



As disclosed in the prospectus of the Company dated December 3, 2004, CNAHC agreed to contribute the properties the Company then occupied to the Company pursuant to the Restructuring Agreement. All these properties had been registered under the name of Air China International Corporation, the Company's predecessor. The Company and CNAHC are actively applying to relevant property authorities for the transmission and renaming of property certificates. The Company expected this process to be completed within six months since its incorporation. As of December 31, 2004, the transmission and renaming of these property certificates was not completed. The Company will notify its shareholders in the interim or annual report immediately following the completion of these processes.

In our opinion, the fact that the above processes have not been completed would not affect the normal use of these properties, and this fact would not have any material adverse effect to the Company's business operation. Once the above processes are completed, the Company shall have the legal title of relevant properties and right to mortgage, sub-let and dispose of these properties.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, PRC
April 12, 2005



To all shareholders,

Since the incorporation of the Company in September 2004, the Supervisory Committee has carried out its duties in accordance with the Company's Articles of Association and relevant requirements. It has performed effective supervision, through the inspection of relevant documents and attending meetings of the Board of Directors, on resolutions made by the Board of the Directors to ensure that they are in compliance with the relevant laws and regulations and in the best interests of the Company and shareholders. Such resolutions are made in a manner to ensure the shareholders' interests and long-term development of the Company.

The Supervisory Committee is in the opinion that the decision-making process of the Company is in compliance with the Company's Articles of Association and relevant norms. The directors and the senior management of the Company observed their fiduciary duties and worked diligently and legally. The Supervisory Committee is not aware that the Directors and the senior management of the Company acted in breach of the laws and regulations and the Articles of Association of the Company or against the interests of the Company.

The Supervisory Committee considers that the Company's 2004 financial statements reflected a true and fair view of the financial position and operating results of the Company. The unqualified opinion expressed in the auditors' report issued by Ernst & Young is objective and fair.

The Supervisory Committee is of the view that the use of proceeds from the Company's recent initial public offering is in accordance with the disclosure in the Company's prospectus and such use of proceeds has not been changed for other purposes.

The Supervisory Committee is of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market price without prejudice to the interests of the Company and its minority Shareholders.

In the opinion of the Supervisory Committee, the Company has achieved satisfactory results in 2004. It is expected that the Company will spare more efforts in getting continuous revenue growth, exercising better cost control and risk management. In 2005, the Supervisory Committee will continue to perform its duties in safeguarding the interests of the shareholders of the Company in accordance with the Company's Articles of Associations and relevant requirements.

By Order of the Supervisory Committee



Zhang Xianlin
Chairman of the Supervisory Committee

Beijing, PRC
April 12, 2005



Li Jiaxiang, aged 55, is the Chairman of the Board and a Non-executive Director of the Company. Mr. Li has in-depth knowledge of the aviation industry. Prior to joining Air China International Corporation in November 2000 as Vice President and becoming its President in October 2002, Mr. Li had previously served in the China Air Force since 1969 and served in various positions including as a Major General. In October 2002 he was appointed as Vice President of CNAHC and then promoted to the position of President in August 2004, a post he continues to hold. Mr. Li graduated from Shandong Coal Technology Institute in 1969 and studied in China Northwestern University from 1999 to 2001 majoring in international economic law.

Kong Dong, aged 56, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Kong has been involved in the aviation industry for over 20 years and has extensive experience in business management. Prior to joining the CNAHC Group in January 2001, Mr. Kong was Deputy General Manager of China Ocean Helicopter Company from 1985 to 1991, President of Shenzhen Airport Group from 1992 to 1995, and Director-General in charge of the expansion project of the Beijing Capital International Airport from 1995 to 2000. In January 2001, he joined CNAC (PRC) as President and sits on the board of CNAC (a subsidiary of the Company) as chairman. In October 2002, he joined CNAHC as Vice President. He also serves as President and Vice Chairman of the Board of CNACG. Mr. Kong graduated from Nanchang University (previously known as Jiangxi Technology University) in 1977 with a Bachelor's degree and is a senior economist.

Wang Shixiang, aged 55, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Wang has over 30 years experience in the aviation industry and is experienced in the business management. Mr. Wang was previously President of the Civil Aviation Flight Academy of China from 1995 to 1999 and General Manager of China Southwest Airlines from 2000 to 2002. He joined CNAHC in October 2002 as Vice President after China Southwest Airlines was merged into Air China International Corporation. Mr. Wang graduated from the Civil Aviation Flight Academy of China (previously known as China Civil Aviation Advanced School) in 1968 and is a qualified First-Class Pilot Tutor. Mr. Wang also graduated from China Central Party University in 2000, after studying a post-graduate programme.

Yao Weiting, aged 57, is a Non-executive Director of the Company. Mr. Yao has over 30 years of extensive experience in accounting and finance. Mr. Yao worked as Chief Accountant in Air China International Corporation from 2000 to 2002 and joined CNAHC in October 2002 as a Vice President. Prior to joining Air China International Corporation, Mr. Yao was Deputy Director of Economic Adjustment Bureau of China Metallurgical Ministry from 1997 to 1998 and Assistant to the State Council Investigation Special Commissioner from 1998 to 1999. Mr. Yao also serves as an independent non-executive director of Angang New Steel Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Yao graduated from Zhejiang Institute of Economics and Management in 1967 majoring in industrial accounting and is a senior accountant as well as a senior economist.



Ma Xulun, aged 40, is an Executive Director and President of the Company. Mr. Ma has over 20 years of extensive experience in finance and management. As the President, Mr. Ma is responsible for the overall management of the Company. Prior to joining Air China International Corporation in December 1998 as Vice President, Mr. Ma was Deputy General Manager of China Commodities Storing and Transportation Corporation from 1995 to 1997 and Deputy Director General of Finance Department of CAAC from 1997 to 1998. Mr. Ma graduated from Shanxi Finance University in 1984 with a Bachelor's Degree of Economics and is a non-practicing certified public accountant.

Cai Jianjiang, aged 41, is an Executive Director and Vice President of the Company. Mr. Cai has over 20 years experience in the aviation industry. As the Vice President, Mr. Cai is mainly responsible for the marketing, sales and international affairs of the Company. Prior to joining Air China International Corporation in 2000 as a General Manager of its Shanghai Branch and later as the assistant to the President of Air China International Corporation from 2001 to 2002, Mr. Cai served as president of Shenzhen Airlines from 1999 to 2000. Mr. Cai served as Vice President of Air China International Corporation starting from October 2002. Mr. Cai graduated from China Civil Aviation Institute in 1983.

Fan Cheng, aged 49, is an Executive Director and the Chief Financial Officer of the Company. Mr. Fan graduated from Nanjing Institute of Chemistry and Chemical Engineering in 1982 with a Bachelor's degree and graduated from Beijing University in 2000 with an MBA degree. Mr. Fan is a senior engineer, a senior accountant and a non-practicing certified public accountant. Mr. Fan joined Air China International Corporation in March 2001 and served as General Manager of Assets Management Department of CNAHC from December 2002 until October 2004. Mr. Fan is also a director of CNACG. Mr. Fan has over 20 years of extensive experience in business operation, finance and management. As the Chief Financial Officer, Mr. Fan is mainly responsible for financial management.

Hu Hung Lick, Henry, aged 85, is an Independent Non-executive Director of the Company. He graduated from the University of Paris with a Docteur-en-Droit degree. Dr. Hu has been practicing as a barrister for over 49 years and is currently the president of Shue Yan College in Hong Kong. He is also a member of the China International Economic and Trade Arbitration Commission. Dr. Hu has been serving as an independent non-executive director of CNAC since April 1997. He is also an independent non-executive director of Founder Holdings Limited, a company engaged in investment holding and listed on the Hong Kong Stock Exchange. He was a member of Preparatory Committee and Selection Committee for the First Government of Hong Kong and was member of the Standing Committee of the 8th and 9th Chinese People's Political Consultative Conference. He is a Justice of Peace of Hong Kong and was awarded the honorary title of Officer of the Order of the British Empire, or O.B.E., in 1975 and the Golden Bauhinia Star by the government of Hong Kong in 1998.

Wu Zhipan, aged 48, is an Independent Non-executive Director of the Company. Mr. Wu acquired a Doctor in Laws Degree from School of Law, Peking University, in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice chancellor of Beijing University. He is also an expert consultant of the Supreme People's Court, an arbitrator of the Arbitration Panel



of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Institute Society. Mr. Wu is the author of a large number of legal publications and has 20 years of extensive work experience in the legal field. Mr. Wu is also an independent non-executive director of two Shanghai Stock Exchange listed companies, namely China Minsheng Banking, Corp., Ltd. and Henan Zhongfu Industry, Co., Ltd., an independent non-executive director of Fortune SGAM Fund Management Co., Ltd. and an independent supervisor of a Hong Kong and New York Stock Exchange listed company, namely PetroChina Company Limited. PetroChina Company Limited is engaged in a broad range of petroleum and natural gas-related activities. China Minsheng Banking Co., Ltd. is engaged in banking and financing activities. Henan Zhongfu Industry Co., Ltd. is engaged in the manufacturing of aluminium products.

Zhang Ke, aged 51, is an Independent Non-executive Director of the Company. Mr. Zhang graduated from Renmin University of China in 1982 with a Bachelor's degree of economics. He is a certified public accountant and currently Chairman and chief partner of ShineWing Certified Public Accountants. Mr. Zhang is a member of the Standing Council of CICPA, honorary professor in the Accounting Department of Renmin University of China, and a member of CPA Examination Committee of the Ministry of Finance. Mr. Zhang has over 20 years of extensive experience in the fields of investment, managerial consultancy, finance and auditing.

Zhang Xianlin, aged 51, is Chairman of the Supervisory Committee. Mr. Zhang graduated from Huazhong University of Science and Technology with a Doctor's degree and is a certified public accountant and senior accountant. Prior to joining the Company in 2004, Mr. Zhang joined CNACG in 1996 and served as Managing Vice President, a post he continues to hold. Mr. Zhang served in the Finance Department of CAAC's Northern Administration Bureau from 1988 to 1992 and served as Deputy Director General of the Finance Department of CAAC from 1992 to 1997. Mr. Zhang has over 30 years of extensive experience in enterprise finance and investment management. Mr. Zhang is also an executive director of CNAC and a non-executive director of Cathay Pacific.

Liao Wei, aged 40, is a Supervisor of the Company. Mr. Liao graduated from China Southwest Finance University with a Bachelor's Degree in 1986 and is a senior accountant. Mr. Liao worked in CNACG from 1997 to 2002 and held the position of General Manager of CNACG's investment department since May 2000. Mr. Liao joined CNAHC in December 2002 and has served as General Manager of CNAHC's finance department since September 2003, a post he continues to hold. Prior to joining CNACG in 1997, Mr. Liao worked in CAAC's Finance Department and Air Macau. Mr. Liao has many years of extensive experience in finance.

Zhang Huilan, aged 44, is a Supervisor of the Company. Ms. Zhang graduated from Asia (Macau) International Public University with an MBA degree in 2000 and is a senior accountant. Ms. Zhang holds IATA diploma in airline accounting and finance. Ms. Zhang served as the financial controller of CNAC (Macau) from 1993 to 2001. Prior to joining the Company in 2004, Ms. Zhang worked in CNAC (PRC) as General Manager of its finance department in 2001 and then joined CNAHC in



December 2002 as the Deputy General Manager of Financial Department and was later appointed Deputy General Manager of Asset Management Department of CNAHC. Ms. Zhang has many years of extensive experience in finance and business management.

Liu Feng, aged 46, is a Supervisor of the Company and is the representative of the employees on the Supervisory Committee. Mr. Liu graduated from the China Central Party University. Mr. Liu joined Air China International Corporation in 1992 as the secretary to the trade union and has been serving as the deputy director of the trade union office of Air China International Corporation since December 1995.

Cheng Yiru, aged 56, is a Vice President of the Company. Mr. Cheng graduated from Civil Aviation Flight Academy of China in 1971 and is a First-Degree Pilot. Prior to joining Air China International Corporation as a Vice President in October 2002 Mr. Cheng served as Deputy General Manager of China Southwest Airlines from 1994 to 2002. Mr. Cheng has been involved in the PRC's civil aviation industry for over 30 years. As the Vice President, Mr. Cheng is mainly responsible for the fleet, aviation safety supervision, flying technique management and operation quality of the Company.

Sun Yude, aged 51, is a Vice President of the Company. Mr. Sun graduated from China Civil Aviation Institute in 1986. Prior to joining Air China International Corporation in October 2002 as a Vice President, Mr. Sun served as General Manager of Zhejiang Airlines from 2000 to 2002. Mr. Sun has been involved in the Chinese civil aviation industry for over 30 years. As the Vice President, Mr. Sun is mainly responsible for the planning and development department and information technology work of the Company.

Ma Kuiliang, aged 58, is a Vice President of the Company. Mr. Ma graduated from China Civil Aviation Institute in 1968 and is a senior engineer. Mr. Ma served as President of AMECO from 2000 to 2001. Mr. Ma served as Assistant President of Air China International Corporation from December 2001 and then became its Vice President since October 2002. Prior to joining Air China International Corporation, Mr. Ma worked with CAAC Beijing Maintenance Base. Mr. Ma has over 30 years of extensive experience in engineering and management in the Chinese civil aviation industry. As the Vice President, Mr. Ma is mainly responsible for the aircraft engineering work of the Company.

Yang Lihua, aged 49, is a Vice President of the Company. Ms. Yang graduated from Beijing Languages University in 1977 with a Bachelor's degree. She joined Air China International Corporation in 1988 and was a manager of Cabin Service Department from 1986 to 1995, Deputy Chief of the Flight Team of Air China International Corporation from 1996 to 2000, and as General Manager of Passenger Service Department of Air China International Corporation from 2000 to 2002. Ms. Yang served as a Vice President of Air China International Corporation since October 2002. Prior to joining Air China International Corporation, Ms. Yang worked with CAAC Beijing Administrative Bureau. Ms. Yang has been involved in the Chinese civil aviation industry for more 30 years. As the Vice President, Ms. Yang is mainly responsible for cabin services, ground services and services quality of the Company.



PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Gao Dianbang, aged 56, is the Chief Pilot of the Company. Mr. Gao graduated from Civil Aviation Flight Academy of China in 1969 and is a First-Degree pilot. He joined Air China International Corporation in 1988 and served as the Chief of Flight Team and Assistant President of Air China International Corporation. Prior to joining Air China International Corporation in 1988, Mr. Gao served as flight instructor in CAAC Beijing Administrative Bureau. Mr. Gao has over 30 years of extensive experience in flight operation. As the Chief Pilot, Mr. Gao is mainly responsible for overall flight operation management of the Company.

Fan Cheng, Mr. Fan's biographical details are set out in the paragraph headed "Directors" above.

Li Man Kit, aged 48, is a Joint Company Secretary of the Company. He has been the Company Secretary of CNAC and CNACG since December 2000. Mr. Li graduated from University of East Asia, Macau in business administration and also holds both a Bachelor's degree in Chinese Law and a Master's degree in International Law from Peking University. He is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries. Prior to joining the CNAC Group, Mr. Li was the company secretary of a shipping group of companies whose shares were listed in both Hong Kong and London. Mr. Li has many years of experience in para-legal, corporate reorganisation, administrative and personnel management and company secretarial work.

Chan Wai Kwong, Joel, aged 40, is the qualified accountant of our Company. He is also the Head of Internal Audit of our Company. Mr. Chan holds a Professional Diploma in Accountancy from Hong Kong Polytechnic University. After graduation, Mr. Chan joined Ernst & Young in 1988 and was in charge of providing audit services to various clients ranging from small PRC joint venture companies to Hong Kong and U.S. listed companies. Mr. Chan had worked for Laidlaw Pacific (Asia) Limited (a registered investment adviser with SFC) from 1997 to 2000 as senior manager of corporate finance. He also worked for Diyixian.com Limited as its financial controller from 2000 to 2002. Prior to joining our Company, Mr. Chan worked with Princeton Venture Partners Limited (a registered investment adviser with SFC) as a manager. Mr. Chan has over 15 years of experience in auditing, accounting and financial services. He is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.



ERNST & YOUNG
安永會計師事務所

To the members
Air China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 44 to 126 which have been prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of 31 December 2004, and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
12 April 2005

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
Air traffic revenues	4	**30,834,822**	23,422,660
Other operating revenues	5	**2,685,935**	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		**(8,353,752)**	(5,425,059)
Take-off, landing and depot charges		**(4,230,349)**	(3,449,769)
Depreciation		**(3,463,252)**	(3,377,472)
Aircraft maintenance, repair and overhaul		**(2,835,648)**	(2,149,353)
Employee compensation costs	7	**(2,921,322)**	(2,379,102)
Air catering charges		**(1,171,784)**	(842,743)
Aircraft and jet engines operating lease expenses		**(1,071,256)**	(910,134)
Other operating lease expenses		**(187,471)**	(181,984)
Other flight operation expenses		**(2,698,234)**	(2,112,432)
Selling and marketing expenses		**(1,387,088)**	(1,057,630)
General and administrative expenses		**(715,350)**	(471,463)
Total operating expenses		**(29,035,506)**	(22,357,141)
Profit from operations	6	**4,485,251**	2,284,264
Finance costs	8	**(1,799,873)**	(2,349,078)
Dilution gains on investments	9	**410,137**	—
Share of profits less losses from associates		**561,018**	243,093
Profit before tax		**3,656,533**	178,279
Tax	12	**(1,107,838)**	(89,781)
Profit for the year		**2,548,695**	88,498
Attributable to:			
Equity holders of the parent		**2,385,964**	159,604
Minority interests		**162,731**	(71,106)
		2,548,695	88,498
Earnings per share			
— Basic	15	**36.0 cents**	2.5 cents
— Diluted	15	**36.0 cents**	—

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	**43,441,637**	42,423,920
Lease prepayments		**933,898**	29,807
Interests in associates	19	**4,001,521**	3,067,846
Advance payments for aircraft and related equipment		**632,154**	744,404
Government grant receivable		**—**	764,422
Due from CNAHC	20	**631,813**	—
Deposits for aircraft under operating leases		**137,583**	145,483
Other investments	21	**21,666**	21,930
Deferred tax assets	22	**776,084**	590,153
		50,576,356	47,787,965
CURRENT ASSETS			
Financial assets	44 (iv)	**—**	34,000
Trade receivables	23	**2,364,816**	1,955,592
Inventories	24	**743,288**	712,451
Prepayments, deposits and other receivables	25	**3,108,588**	1,977,363
Pledged deposits	26	**117,231**	1,245,542
Cash and cash equivalents	26	**9,734,074**	2,620,221
Due from other CNAHC group companies	28	**44,916**	63,928
		16,112,913	8,609,097
TOTAL ASSETS		**66,689,269**	56,397,062
CURRENT LIABILITIES			
Financial liabilities	44 (iv)	**—**	(6,000)
Trade payables	29	**(4,443,608)**	(4,214,981)
Bills payable	30	**(362,033)**	(1,317,220)
Other payables and accruals	31	**(3,920,287)**	(3,240,545)
Provision for major overhauls	32	**(28,130)**	(115,346)
Air traffic liabilities		**(1,215,770)**	(1,165,116)
Tax payable		**(186,055)**	(53,929)
Obligations under finance leases	33	**(1,705,146)**	(1,607,056)
Bank and other loans	34	**(8,806,051)**	(9,236,674)
Due to shareholders	27	**(2,256,117)**	(2,968)
Due to other CNAHC group companies	28	**(49,617)**	(33,073)
		(22,972,814)	(20,992,908)

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NET CURRENT LIABILITIES		**(6,859,901)**	(12,383,811)
TOTAL ASSETS LESS CURRENT LIABILITIES		**43,716,455**	35,404,154
NON-CURRENT LIABILITIES			
Obligations under finance leases	33	**(10,576,241)**	(12,091,837)
Bank and other loans	34	**(12,896,622)**	(12,819,821)
Long-term payables	35	**(446,311)**	(801,349)
Deferred income	36	**(1,102,853)**	(887,708)
Provision for major overhauls	32	**(470,698)**	(289,593)
Provision for early retirement benefits obligations		**(195,188)**	(198,597)
		(25,687,913)	(27,088,905)
NET ASSETS		**18,028,542**	8,315,249
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity		**—**	6,892,869
Issued share capital	37	**9,050,618**	—
Reserves		**7,497,637**	—
		16,548,255	6,892,869
MINORITY INTERESTS		**1,480,287**	1,422,380
TOTAL EQUITY		**18,028,542**	8,315,249

Ma Xulun
Director

Fan Cheng
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

	Attributable to equity holders of the Company							
	Owners' equity	**Issued share capital**	**Capital reserve**	**Statutory reserve funds**	**Retained profits**	**Total**	**Minority interests**	**Total equity**
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2003	5,020,263	—	—	—	—	5,020,263	1,508,125	6,528,388
Profit for the year	159,604	—	—	—	—	159,604	(71,106)	88,498
Capital contributions	2,055,845	—	—	—	—	2,055,845	—	2,055,845
Dividends paid	(26,690)	—	—	—	—	(26,690)	(14,639)	(41,329)
Distributions (note 14)	(316,153)	—	—	—	—	(316,153)	—	(316,153)
As at 31 December 2003 and 1 January 2004	6,892,869	—	—	—	—	6,892,869	1,422,380	8,315,249
Capital contribution of cash (note a)	560,782	—	—	—	—	560,782	—	560,782
Capital contribution of land use rights (note b)	885,626	—	—	—	—	885,626	—	885,626
Capitalisation of amount payable to CNAHC (note c)	17,965	—	—	—	—	17,965	—	17,965
Deferred taxation (note 22)	793,755	—	—	—	—	793,755	—	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	—	—	—	—	1,758,879	117,506	1,876,385
Dividends paid	(29,074)	—	—	—	—	(29,074)	(24,909)	(53,983)
Distributions (note d)	(2,182,921)	—	—	—	—	(2,182,921)	—	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	—	305,680	—	—	—
Profit from 1 October 2004 to 31 December 2004	—	—	—	—	627,085	627,085	45,225	672,310
Distributions (note e)	—	—	—	—	(377,550)	(377,550)	—	(377,550)
Dilution of interest (note 9)	—	—	—	—	—	—	(79,915)	(79,915)
Transfer to statutory reserve funds (note 14)	—	—	—	93,020	(93,020)	—	—	—
Issue of new shares upon listing (note 37 (c))	—	2,550,618	5,536,678	—	—	8,087,296	—	8,087,296
Share issuing expenses (note 37 (c))	—	—	(486,457)	—	—	(486,457)	—	(486,457)
As at 31 December 2004	**—**	**9,050,618**	**6,942,422**	**93,020**	**462,195**	**16,548,255**	**1,480,287**	**18,028,542**

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of RMB560,782,100 to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented payable of approximately RMB17,965,000 of the Company assumed by CNAHC in 2004 which was accounted for as a capital contribution.

d. In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 14 (b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 14 (b) to these financial statements.

   In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved-out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 14 (a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**3,656,533**	178,279
Adjustments for:		
Exchange losses, net	**161,824**	370,148
(Gain)/loss on disposal of property, plant and equipment, net	**33,872**	(17,048)
Gains on trading of derivatives, net	**(41,036)**	(169,921)
Dilution gains on investments	**(410,137)**	—
Depreciation	**3,463,252**	3,377,472
Share of profits less losses from associates	**(561,018)**	(243,093)
Dividend income on long-term investments	**(4,622)**	(406)
Interest income	**(33,703)**	(18,803)
Interest expense	**1,824,392**	2,241,166
Provision for/(write-back of) doubtful debts, net	**(988)**	12,144
Provision for/(write-back of) inventories, net	**(11,508)**	24,090
Operating profit before working capital changes	**8,076,861**	5,754,028
(Increase)/decrease in inventories	**(19,681)**	2,228
Increase in trade receivables	**(425,080)**	(93,284)
(Increase)/decrease in amounts due from other CNAHC group companies	**19,012**	(32,309)
Increase in prepayments, deposits and other receivables	**(164,606)**	(77,792)
Decrease in deposits for aircraft under operating leases	**18,581**	19,288
Increase/(decrease) in amounts due to other CNAHC group companies	**16,544**	(6,001)
Increase in trade payables	**268,645**	806,877
Increase/(decrease) in bills payable	**(955,187)**	900,820
Increase in other payables and accruals	**1,154,425**	41,676
Increase in provision for major overhauls	**93,889**	151,486
Increase in air traffic liabilities	**52,664**	276,883
Increase/(decrease) in provision for early retirement benefits	**(3,409)**	15,272
Recognition of deferred income	**(70,593)**	(57,894)
Cash generated from operations	**8,062,065**	7,701,278
Interest paid	**(1,872,691)**	(2,248,996)
Tax paid:		
Mainland China enterprise income tax paid	**(36,953)**	(17,032)
Overseas taxes paid	**(1,568)**	(10,550)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**6,150,853**	5,424,700

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	2004 **RMB'000**	2003 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	**(5,270,777)**	(3,065,218)
Proceeds from disposal of property, plant and equipment	**189,840**	164,873
Increase in lease prepayments	**(18,465)**	(4,939)
Increase in advance payments for aircraft and related equipment	**(867,828)**	(784,061)
Net cash settlements of derivatives	**69,036**	100,921
(Increase)/decrease in amounts due from associates	**4,461**	(18,406)
Increase/(decrease) in amounts due to associates	**58,796**	(27,522)
(Increase)/decrease in time deposits with original maturity of more than three months	**(290,024)**	22,587
(Increase)/decrease in pledged deposits	**1,128,311**	(853,958)
Interest received	**33,703**	18,803
Capital contributions to associates	**(709,253)**	(4,000)
Dividends received on long-term investments	**4,622**	406
Dividends received from associates	**176,365**	90,551
Proceeds from disposal of long-term investments	**264**	—
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture (note 45 (b))	**516,491**	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	**(4,974,458)**	(4,359,963)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES	**1,176,395**	1,064,737
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	**10,146,285**	10,205,236
Repayment of bank and other loans	**(10,500,107)**	(13,371,026)
Repayment of principal under finance lease obligations	**(1,607,056)**	(1,961,181)
Settlement of long-term payables	**(119,946)**	(132,509)
Increase/(decrease) in balance due to shareholders	**(468,789)**	1,276,384
Contributions by CNAHC	**560,782**	2,055,845
Distributions to CNAHC	**—**	(342,843)
Dividends paid to minority shareholders	**(24,909)**	(14,639)
Receipt of government grants	**32,609**	77,338
Net proceeds from issuance of new shares upon listing	**7,600,839**	—
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	**5,619,708**	(2,207,395)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**27,726**	85,946
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**6,823,829**	(1,056,712)
Cash and cash equivalents at beginning of year	**2,589,395**	3,646,107
CASH AND CASH EQUIVALENTS AT END OF YEAR (note 45 (a))	**9,413,224**	2,589,395

BALANCE SHEET

31 December 2004

	Notes	2004 RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	16	**41,908,428**
Lease prepayments		**919,871**
Interests in subsidiaries	17	**176,929**
Interests in joint ventures	18	**1,392,388**
Interests in associates	19	**780,837**
Advance payments for aircraft and related equipment		**442,071**
Due from CNAHC	20	**631,813**
Deposits for aircraft under operating leases		**55,831**
Other investments	21	**816**
Deferred tax assets	22	**658,000**
		46,966,984
CURRENT ASSETS		
Trade receivables	23	**2,197,293**
Inventories	24	**468,930**
Prepayments, deposits and other receivables	25	**2,847,552**
Pledged deposits	26	**80,519**
Cash and cash equivalents	26	**8,421,859**
Due from other CNAHC group companies	28	**8,801**
		14,024,954
TOTAL ASSETS		**60,991,938**
CURRENT LIABILITIES		
Trade payables	29	**(3,819,353)**
Bills payable	30	**(362,033)**
Other payables and accruals	31	**(3,387,870)**
Provision for major overhauls	32	**(28,130)**
Air traffic liabilities		**(1,087,838)**
Tax payable		**(151,533)**
Obligations under finance leases	33	**(1,705,146)**
Bank and other loans	34	**(8,255,695)**
Due to shareholders	27	**(2,240,213)**
Due to other CNAHC group companies	28	**(12,163)**
		(21,049,974)

	Notes	2004 RMB'000
NET CURRENT LIABILITIES		**(7,025,020)**
TOTAL ASSETS LESS CURRENT LIABILITIES		**39,941,964**
NON-CURRENT LIABILITIES		
Obligations under finance leases	33	**(10,576,241)**
Bank and other loans	34	**(12,896,622)**
Long-term payables	35	**(437,577)**
Deferred income	36	**(1,102,853)**
Provision for major overhauls	32	**(373,242)**
Provision for early retirement benefits		**(195,188)**
		(25,581,723)
NET ASSETS		**14,360,241**
Represented by:		
Issued share capital	37	**9,050,618**
Reserves	38	**5,309,623**
TOTAL EQUITY		**14,360,241**

Ma Xulun
Director

Fan Cheng
Director

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 (the "Restructuring Agreement"). In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (中國國際航空公司), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO") and Shenzhen Airlines Co., Ltd. ("Shenzhen Airlines").

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004, after which date the Company assumed the rights and obligations of the businesses, assets and liabilities transferred to the Company by CNAHC and CNACG.

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

As at the date of approval of these financial statements, the Group is in the process of applying to the relevant government authorities to obtain the title certificates of certain of the above-mentioned assets, primarily buildings and land use rights, with an aggregate carrying value of approximately RMB3,098 million, and to register the already transferred equity interests in certain investees, including equity interests in Air China Cargo, AMECO and Shenzhen Airlines, from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned assets and own the aforesaid equity interests. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

In consideration for CNAHC and CNACG transferring the Relevant Businesses and the Relevant Companies to the Company, the Company issued 5,054,276,915 domestic shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively (note 37 (a)). The shares issued to CNAHC and CNACG represented the then entire registered and issued share capital of the Company upon its incorporation.

Prior to the incorporation of the Company, the Relevant Businesses and the Relevant Companies were held by two subsidiaries of CNAHC, namely, Air China International Corporation and CNAC, a Hong Kong incorporated company with its shares publicly traded on the Hong Kong Stock Exchange. Air China International Corporation is a state-owned enterprise established in the PRC on 1 July 1988 and was subject to the supervision and regulation of the General Administration of Civil Aviation of China, formerly known as the Civil Aviation Administration of China ("CAAC"), a regulatory authority of the civil aviation industry in the PRC. Pursuant to the documents issued by the State Council and the Ministry of Finance dated 14 July 2002 and 9 August 2002, respectively, the PRC government approved the formation of CNAHC, a state-owned enterprise under the supervision of the State Council, which then held, inter alia, a 100% direct interest in Air China International Corporation, a 100% direct interest in China Southwest Airlines ("CSWA"), a 100% direct interest in China National Aviation Corporation ("CNAC (PRC)"), which owned 100% interest in CNAC Zhejiang Airlines ("ZJA") and approximately a 69% indirect interest in CNAC. In 2003, CNAHC undertook further reorganisation measures to merge the business operations of CSWA and ZJA into Air China International Corporation, following which CSWA and ZJA became branches of Air China International Corporation.

The Group's principal activities are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in the PRC, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's ultimate holding company is CNAHC.

Further details of the Restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange.

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

On 15 December 2004, 2,805,680,000 new H shares in the Company, details of which are set out in note 37 (b) to these financial statements, were listed on the Hong Kong Stock Exchange and the London Stock Exchange. On 11 January 2005, an additional 420,852,000 new H shares in the Company, details of which are set out in note 47 (a) to these financial statements, were issued and listed on the Hong Kong Stock Exchange and the London Stock Exchange upon the exercise of the over-allotment option.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Company are stated at historical amounts, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

The consolidated balance sheets as at 31 December 2003 and 2004 present the Group's assets and liabilities as if the Restructuring had been completed at 1 January 2003. The consolidated results and consolidated cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated financial statements prepared on this basis present fairly the consolidated financial position, consolidated results and consolidated cash flows of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

As the Company was only incorporated on 30 September 2004, there are no comparative figures as at 31 December 2003 in the Company's balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares:

- IFRS 1 (amended 2004), *First-Time Adoption of International Financial Reporting Standards;*
- IFRS 3, *Business Combinations;*
- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations;*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of preparation (continued)

- IAS 1 (amended 2004), *Presentation of Financial Statements;*
- IAS 2 (revised 2003), *Inventories;*
- IAS 7 (amended 2003), *Cash Flow Statements;*
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors;*
- IAS 10 (amended 2004), *Events after the Balance Sheet Date;*
- IAS 12 (amended 2004), *Income Taxes;*
- IAS 14 (amended 2004), *Segmental Reporting;*
- IAS 17 (amended 2004), *Leases;*
- IAS 18 (amended 2004), *Revenue;*
- IAS 19 (amended 2004), *Employee Benefits;*
- IAS 20 (revised 2003), *Accounting for Government Grants and Disclosure of Government Assistance;*
- IAS 21 (revised 2003), *The Effects of Changes in Foreign Exchange Rates;*
- IAS 23 (amended 2003), *Borrowing Costs;*
- IAS 27 (amended 2004), *Consolidated and Separate Financial Statements;*
- IAS 28 (amended 2004), *Investments in Associates;*
- IAS 31 (amended 2004), *Interests in Joint Ventures;*
- IAS 32 (amended 2004), *Financial Instruments: Disclosure and Presentation;*
- IAS 33 (amended 2004), *Earnings Per Share;*
- IAS 36 (amended 2004), *Impairment of Assets;*
- IAS 37 (amended 2004), *Provisions, Contingent Liabilities and Contingent Assets;*
- IAS 38 (amended 2004), *Intangible Assets;* and
- IAS 39 (amended 2004), *Financial Instruments: Recognition and Measurement.*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of preparation (continued)

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries, not held by the Group and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currencies

The Group's functional and presentation currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of these subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of the overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

Interests in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil–5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset at the time of disposal.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of cost over the fair value of the identifiable assets, liabilities and contingent liabilities of acquired businesses. The Group early adopted IFRS 3, *Business Combinations*, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from 1 January 2001. In accordance with IFRS 3, the Group ceased amortising goodwill as of 1 January 2001.

On disposal of subsidiaries, associates or joint ventures, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as available-for-sale and measured at fair value through profit or loss. Gains or losses on available-for-sale investments are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks and other financial institutions, including term deposits, which are not restricted as to use.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

(a) *Pension obligations*

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) *Termination and early retirement benefits*

Termination benefits are payable whenever an employee's employment is voluntarily terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) *Housing benefits*

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

(c) *Housing benefits (continued)*

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to 1 January 2004. From 2004, contributions to the CAAC Infrastructure Development Fund are included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the owners' right to receive the payment has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 5.76% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments (continued)

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the income statement, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the year. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact of recently issued accounting standards

IFRS 2, *Share-based Payment*, is applicable for accounting periods beginning on or after 1 January 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the beginning on or after 1 January 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), *Property, Plant and Equipment*, replaces IAS 16 (revised 1998), *Property, Plant and Equipment*, and is applicable for accounting periods beginning on or after 1 January 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact of recently issued accounting standards (continued)

IAS 24 (revised 2003), *Related Party Disclosures*, replaces IAS 24 *Related Party Disclosures* (reformatted in 1994) and is applicable for accounting periods beginning on or after 1 January 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, supporting the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

3. SEGMENT INFORMATION (continued)

Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,539,574	25,539	186,056	200,352	—	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	6,046,355	32,697	25,912	33,641	—	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	—	3,463,252
Provision for/(write-back of) doubtful debts, net	(4,483)	2,642	—	853	—	(988)
Provision for/(write-back of) inventories, net	12,492	(24,000)	—	—	—	(11,508)

3. SEGMENT INFORMATION (continued)

Business segments (continued)

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2003:

	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	—	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,226)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	—	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	—	3,377,472
Provision for/(write-back of) doubtful debts, net	13,824	(1,562)	—	(118)	—	12,144
Provision for inventories, net	90	24,000	—	—	—	24,090

3. SEGMENT INFORMATION (continued)

Geographical segments

The following tables present consolidated revenue information by geographical segments for each of the two years ended 31 December 2004:

For the year ended 31 December 2004	Domestic RMB'000	HK/Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUES							
Sales to external customers and total revenues	**18,482,949**	**1,744,590**	**4,232,489**	**2,477,214**	**3,846,973**	**2,736,542**	**33,520,757**

For the year ended 31 December 2003	Domestic RMB'000	HK/Macau RMB'000	Europe RMB'000	North America RMB'000	Japan/ Korea RMB'000	Asia Pacific, others RMB'000	Total RMB'000
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

4. AIR TRAFFIC REVENUES

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Passenger	**27,665,018**	19,030,187
Cargo and mail	**3,169,804**	4,392,473
	30,834,822	23,422,660

4. AIR TRAFFIC REVENUES (continued)

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, netted against air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

5. OTHER OPERATING REVENUES

	Group	
	2004	2003
	RMB'000	RMB'000
Bellyhold income	**1,384,457**	—
Aircraft engineering income	**296,775**	285,493
Ground services income	**287,905**	251,266
General aviation income	**159,990**	152,574
Air catering income	**118,140**	102,133
Government grants:		
(i) Recognition of deferred income *(note 36)*	**70,593**	57,894
(ii) Fixed cash subsidy	**37,500**	50,000
(iii) Others	**44,853**	1,525
Service charges on return of unused flight tickets	**63,821**	51,678
Cargo handling service income	**49,850**	90,021
Sale of materials	**33,008**	20,699
Import and export service income	**29,767**	23,589
Training service income	**23,761**	17,915
Aircraft and related equipment lease income	**11,516**	33,519
Gain on disposal of property, plant and equipment, net	**—**	17,048
Others	**73,999**	63,391
	2,685,935	1,218,745

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2004	2003
	RMB'000	RMB'000
Repair and maintenance costs	**3,608,348**	2,804,507
Depreciation *(note 16)*	**3,463,252**	3,377,472
Employee compensation costs *(note 7)*	**2,921,322**	2,379,102
Minimum lease payments under operating leases:		
Aircraft and jet engines	**1,071,256**	910,134
Land and buildings	**187,471**	181,984
(Gain)/loss on disposal of property, plant and equipment, net	**33,872**	(17,048)
Auditors' remuneration	**7,206**	1,614
Provision for/(write-back of) doubtful debts, net	**(988)**	12,144
Provision for/(write-back of) inventories, net	**(11,508)**	24,090

7. EMPLOYEE COMPENSATION COSTS

	Group	
	2004	2003
	RMB'000	RMB'000
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	**2,732,927**	2,200,916
Retirement benefit costs *(note 11)*	**188,395**	178,186
	2,921,322	2,379,102

The Group had 26,881 and 25,236 employees as at 31 December 2003 and 31 December 2004, respectively.

8. FINANCE COSTS

	Group	
	2004	2003
	RMB'000	RMB'000
Interest expense	**1,827,002**	2,248,996
Less: Interest capitalised	**(2,610)**	(7,830)
	1,824,392	2,241,166
Less: Interest income	**(33,703)**	(18,803)
Exchange losses, net	**54,842**	297,042
Gains on fuel derivatives, net	**(41,036)**	(169,921)
Dividend income on long-term investments	**(4,622)**	(406)
	1,799,873	2,349,078

The interest capitalisation rate represented the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

9. DILUTION GAINS ON INVESTMENTS

	Group	
	2004	2003
	RMB'000	RMB'000
Dilution gain on investment in Air Cargo Business *(note 9 (a))*	**330,222**	—
Dilution gains on investments in BACL and SWACL *(note 9 (b))*	**79,915**	—
	410,137	—

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

9. DILUTION GAINS ON INVESTMENTS (continued)

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group as of 1 January 2003.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively and, accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Fees	**29**	—
Basic salaries, housing benefits, other allowances and benefits in kind	**4,279**	4,390
Discretionary bonuses	**636**	508
Pension scheme contributions	**43**	45
	4,987	4,943

The number of Directors and supervisors whose remuneration fell within the following bands is as follows:

	Group	
	2004	2003
	Number of Directors and supervisors	Number of Directors and supervisors
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	**13**	13
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	**1**	1
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	**1**	1
	15	15

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Fees of approximately RMB29,000 (2003: Nil) are wholly payable to the independent non-executive Directors. There were no other emoluments payable to the independent non-executive Directors during the year (2003: Nil).

An analysis of the five individuals whose remuneration was the highest in the Group was as follows:

	Group	
	2004 Number of individuals	2003 Number of individuals
Director	**1**	1
Supervisor	**1**	1
Employees	**3**	3

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2004 RMB'000	2003 RMB'000
Basic salaries, housing benefits, other allowances and benefits in kind	**5,360**	4,240
Discretionary bonuses	**—**	30
Pension scheme contributions	**164**	180
	5,524	4,450

The remuneration of the three highest paid individuals for the year fell within the following bands:

	Group	
	2004 Number of individuals	2003 Number of Individuals
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	**1**	3
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	**2**	—
	3	3

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2003: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2003: Nil).

11. RETIREMENT BENEFITS

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) (note 46). The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

11. RETIREMENT BENEFITS (continued)

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Contributions to PRC government-regulated defined contribution retirement scheme	**179,740**	154,728
Early retirement benefits	**8,655**	23,458
Total *(note 7)*	**188,395**	178,186

Forfeited contribution totaling RMB1,579,000 (2003: RMB983,000) was utilised during the year. At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: RMB54,000).

12. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 14 (b) to these financial statements will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

12. TAX (continued)

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Current income tax		
Current income tax charge		
— Mainland China	**398,944**	18,313
— Hong Kong	**4,096**	154
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	**607,824**	33,847
	1,010,864	52,314
Share of tax attributable to associates	**96,974**	37,467
Income tax charge for the year	**1,107,838**	89,781

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group			
	2004		2003	
	RMB'000	**%**	RMB'000	%
Profit before income tax	**3,656,533**		178,279	
At statutory income tax rate of 33%	**1,206,656**	**33.0**	58,832	33.0
Lower income tax rates of other territories	**(109,440)**	**(3.0)**	2,610	1.5
Income not subject to tax	**(145,333)**	**(4.0)**	(35,386)	(19.8)
Expenses not deductible for tax purposes	**155,955**	**4.3**	70,164	39.4
Effect on opening deferred income tax of increase in other territories' income tax rates	**—**	**—**	9,542	5.4
Share of adjustments in income tax of previous periods attributable to associates	**—**	**—**	(15,979)	(9.0)
Tax charge at Group's effective income tax rate	**1,107,838**	**30.3**	89,781	50.5

12. TAX (continued)

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries and joint ventures, as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

13. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The net profit attributable to equity holders of the parent for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB1,230 million (note 38).

14. APPROPRIATIONS

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	Group	
	2004	2003
	RMB'000	RMB'000
Carved-out of net assets *(note 14 (c))*	**39,136**	316,153
Dividends paid *(note 14 (c))*	**29,074**	26,690
Distribution to CNAHC *(note 14 (a))*	**377,550**	—
Distribution to CNAHC *(note 14 (b))*	**2,025,105**	—
Distribution to CNACG *(note 14 (b))*	**118,680**	—
Total	**2,589,545**	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

14. APPROPRIATIONS (continued)

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC (the "PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

14. APPROPRIATIONS (continued)

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP; and (ii) the net profit determined in accordance with IFRS.

14. APPROPRIATIONS (continued)

Prior to the incorporation of the Company on 30 September 2004, no profit appropriation to the aforesaid reserve funds was required.

15. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	—	(147,825)
Transfer from CIP	—	421,311	195,250	—	610	(617,171)	—
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	—	(3,377,472)
At 31 December 2003 and 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (b))*	(267,119)	(186,169)	(86,932)	(21,673)	—	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	—	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	—
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	—	(3,463,252)
At 31 December 2004, net of accumulated depreciation	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**
At 31 December 2003 and 1 January 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	—	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	—	(28,050,020)
Net carrying amount	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	—	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	—	(42,204)
Transfer from CIP	—	219,934	17,770	176	—	(237,880)	—
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	—	(908,272)
At 31 December 2004, net of accumulated depreciation	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**
At 31 December 2004							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	—	(25,891,376)
Net carrying amount	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft and flight equipment, which has an aggregate carrying amount of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 34).

The carrying amount of aircraft held under finance leases as at 31 December 2004 is approximately RMB11,999 million (2003: RMB13,310 million) (note 33). Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2004, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB2,178 million, further details of which are set out in note 1 to these financial statements. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

17. INTERESTS IN SUBSIDIARIES

	Company 2004 RMB'000
Listed shares in Hong Kong, at cost	579,472
Unlisted investments, at cost	134,647
Due from subsidiaries	22,513
Due to subsidiaries	(559,703)
	176,929
Market value of listed shares	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 December 2004 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
Subsidiaries						
CNAC (中航興業有限公司)	Hong Kong	Limited liability company	HK$331,268	69	—	Investment holding
Air Macau Company Limited ("Air Macau")* (澳門航空股份有限公司)	Macau	Limited liability company	MOP400,000	—	35.2	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (國航集團進出口貿易公司)	PRC	Limited liability company	RMB90,000	100	—	Import and export trading
浙江航空服務有限公司 (Zhejiang Air Services Co., Ltd.)**	PRC	Limited liability company	RMB20,000	100	—	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (北京航空旅客服務公司)	PRC	Limited liability company	RMB3,000	100	—	Provision of passenger transportation services
Air China Shantou Industrial Development Company (中國國際航空汕頭實業發展公司)	PRC	Limited liability company	RMB12,000	51	—	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (中國民航客貨運輸銷售代理公司)	PRC	Limited liability company	RMB6,980	100	—	Provision of travel agency and freight forwarding services

17. INTERESTS IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
四川西南航空信息服務中心 (Sichuan Southwest Aviation Information Service Centre)**	PRC	Limited liability company	RMB1,000	100	—	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre (北京國航工程技術發展中心)	PRC	Limited liability company	RMB1,500	100	—	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (北京民航藍天空運服務公司)	PRC	Limited liability company	RMB5,533	100	—	Provision of travel agency services
Sichuan Southwest Air Equipment and Supplies Centre (四川西南航空物資設備供應中心)	PRC	Limited liability company	RMB1,000	100	—	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited (國航香港發展有限公司)	Hong Kong	Limited liability company	HK$500	95	—	Provision of air ticketing services
上海國航基地開發中心 (Shanghai Air China Base Development Centre)**	PRC	Limited liability company	RMB2,000	100	—	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51% subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2004 or formed a substantial portion of the net assets of the Group at 31 December 2004. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18. INTERESTS IN JOINT VENTURES

	Company 2004 RMB'000
Unlisted investments, at cost	1,392,388

18. INTERESTS IN JOINT VENTURES (continued)

Particulars of the joint ventures at 31 December 2004 of the Group are set out below:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (In thousands)	Percentage of equity interests attributable to the Group Direct	Indirect	Principal activities
Joint ventures						
AMECO (北京飛機維修工程有限公司)	PRC	Limited liability company	US$102,533	60	—	Provision of aircraft overhaul and maintenance services
Air China Cargo (中國國際貨運航空有限公司) *(note)*	PRC	Limited liability company	RMB2,200,000	51	—	Provision of cargo carriage services
BACL (北京航空食品有限公司)	PRC	Limited liability company	US$8,000	—	41.4	Provision of airline catering services
SWACL (西南航空食品有限公司)	PRC	Limited liability company	RMB20,000	—	41.4	Provision of airline catering services

Note: During the year, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner.

As at the balance sheet date and for the two years ended 31 December 2004, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenues and expenses of the joint ventures are as follows:

	Group 2004 RMB'000	2003 RMB'000
Current assets	**1,606,903**	610,502
Non-current assets	**1,706,734**	633,369
Total assets	**3,313,637**	1,243,871
Current liabilities	**(1,578,665)**	(728,033)
Non-current liabilities	**(8,734)**	—
Net assets attributable to the Group	**1,726,238**	515,838
Revenues	**3,944,633**	959,938
Operating expenses	**(3,748,389)**	(848,222)
Finance costs	**(16,137)**	(21,919)
Share of profits less losses from associates	**1,006**	1,111
Profit before tax	**181,113**	90,908
Tax	**(51,976)**	(16,427)
Net profit attributable to the Group	**129,137**	74,481

18. INTERESTS IN JOINT VENTURES (continued)

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain investees, including Air China Cargo and AMECO. Further details are set out in note 1 to these financial statements.

19. INTERESTS IN ASSOCIATES

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Unlisted shares, at cost	**—**	—	**845,641**
Share of net assets	**2,587,304**	1,789,948	**—**
Goodwill	**1,404,966**	1,205,390	**—**
Due from associates	**106,520**	110,981	**17,305**
Due to associates	**(97,269)**	(38,473)	**(82,109)**
	4,001,521	3,067,846	**780,837**

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Goodwill at beginning of the year *(note 19 (a))*	**1,205,390**	1,205,390
Additions *(note 19 (b))*	**199,576**	—
Goodwill at end of the year	**1,404,966**	1,205,390
Accumulated impairment	**—**	—

19. INTERESTS IN ASSOCIATES (continued)

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Hong Kong Dragon Airlines Limited ("Dragonair") by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in the current year related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation Group Corporation ("Shandong Aviation"), 22.8% in Shandong Airlines Co., Ltd. ("Shandong Airlines") and 13.9% in LSG Lufthansa Service Hong Kong Limited ("LSGHK") by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

Impairment testing of goodwill attributable to Dragonair

Goodwill acquired through the business combination in relation to the acquisition of shareholding interest in Dragonair has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

19. INTERESTS IN ASSOCIATES (continued)

Summarised financial information of the Group's associates is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Aggregate of associates' financial positions:		
Total assets	**27,767,944**	21,918,291
Total liabilities	**(20,747,807)**	(17,215,202)
Aggregate of associates' results:		
Revenues	**16,770,072**	9,639,481
Net profit	**1,330,066**	639,579
Share of profits less losses after tax from associates:		
Dragonair	**279,801**	43,336
Others	**184,243**	162,290
	464,044	205,626

Particulars of the associates at 31 December 2004 are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (深圳航空有限責任公司)	Corporate	PRC	25	Airline operator
Dragonair* (港龍航空有限公司)	Corporate	Hong Kong	29.9	Airline operator
Shandong Aviation (山東航空集團有限公司)	Corporate	PRC	48	Investment holding
Shandong Airlines (山東航空股份有限公司)	Corporate	PRC	22.8	Airline operator

19. INTERESTS IN ASSOCIATES (continued)

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (四川斯奈克瑪航空發動機維修有限公司)	Corporate	PRC	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (成都富凱飛機工程服務有限公司)	Corporate	PRC	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd. (雲南空港飛機維修服務公司)	Corporate	PRC	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited# (澳門飛機維修工程有限公司)	Corporate	Macau	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited# (怡中航空服務有限公司)	Corporate	Hong Kong	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited# (明捷澳門機場服務有限公司)	Corporate	Macau	23.2	Provision of airport ground handling services
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (廣州白雲國際機場地勤服務有限公司)	Corporate	PRC	21	Provision of airport ground handling services
三亞世貿發展有限公司 (Sanya World Trade Development Company Limited)*	Corporate	PRC	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (民航數據通信有限責任公司)	Corporate	PRC	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (重慶民航凱亞信息技術有限公司)	Corporate	PRC	24.5	Provision of airline-related information system services
成都民航西南凱亞有限責任公司 (Chengdu CAAC Southwest Cares Co., Ltd.)*	Corporate	PRC	35	Provision of airline-related information system services
Tradeport Hong Kong Limited# (香港商貿港有限公司)	Corporate	Hong Kong	17.3	Provision of services for developing and operating logistics centre
LSGHK# (德國漢莎航空膳食服務(香港)有限公司)	Corporate	Hong Kong	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (中國航空集團財務有限責任公司)**	Corporate	PRC	40.7	Provision of financial services

\# Shareholding interests are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 30% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 10.7% is held indirectly through subsidiaries of the Company.

19. INTERESTS IN ASSOCIATES (continued)

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain associates, including Shenzhen Airlines. Further details are set out in note 1 to these financial statements.

20. LONG TERM RECEIVABLE FROM CNAHC

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million should be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. OTHER INVESTMENTS

Other investments consist of unlisted equity investments.

22. DEFERRED TAX ASSETS

	Group		**Company**
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Balance at beginning of year	**590,153**	624,000	**—**
Transferred to the Company upon its incorporation *(note 1)*	**—**	—	**660,349**
Charge for the year *(note 12)*	**(607,824)**	(33,847)	**(2,349)**
Credited to equity	**793,755**	—	**—**
Balance at end of year	**776,084**	590,153	**658,000**

22. DEFERRED TAX ASSETS (continued)

The principal components of the Group's and the Company's deferred income tax are as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Deferred income tax liabilities:			
Accelerated depreciation for tax purposes	**(441,441)**	(826,000)	**(426,000)**
Differences in air traffic revenues recognition	**—**	(27,000)	**—**
Other deferred income tax liabilities	**(47,000)**	(52,000)	**(47,000)**
Gross deferred income tax liabilities	**(488,441)**	(905,000)	**(473,000)**
Deferred income tax assets:			
Additional tax deduction on revaluation surplus arising from the Restructuring	**714,000**	—	**606,000**
Provisions and accruals	**384,000**	675,000	**381,000**
Losses available for offset against future taxable income	**20,525**	685,153	**—**
Other deferred income tax assets	**146,000**	135,000	**144,000**
Gross deferred income tax assets	**1,264,525**	1,495,153	**1,131,000**
Net deferred income tax assets	**776,084**	590,153	**658,000**

There was no material un-provided deferred income tax during the year (2003: Nil).

23. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within 30 days	**1,838,756**	1,257,040	**2,067,875**
31 to 60 days	**280,382**	465,109	**102,938**
61 to 90 days	**152,548**	106,603	**14,949**
Over 90 days	**93,130**	126,840	**11,531**
At end of year	**2,364,816**	1,955,592	**2,197,293**

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Joint venture	**412,539**	—	**841,916**

24. INVENTORIES

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Flight equipment spare parts	**680,039**	577,478	**454,220**
Work in progress	**38,061**	104,338	**1,621**
Catering supplies	**25,188**	30,635	**13,089**
	743,288	712,451	**468,930**

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Advance payments for aircraft and related equipment	**2,193,458**	1,213,380	**1,958,515**
Advances and others	**324,655**	191,448	**322,047**
Manufacturers' credits on aircraft acquisition receivable	**74,518**	84,935	**74,518**
Government grant receivable	**—**	77,338	**—**
Prepaid aircraft operating lease rentals	**95,681**	65,790	**79,260**
Receivables from the sale of staff quarters	**24,681**	57,962	**24,681**
Miscellaneous deposits	**395,595**	286,510	**388,531**
	3,108,588	1,977,363	**2,847,552**

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Cash and bank balances	**8,635,653**	2,147,434	**7,888,436**
Cash placed with CNAF	**261,904**	1,457,103	**219,655**
	8,897,557	3,604,537	**8,108,091**
Time deposits placed with banks	**648,667**	261,226	**94,287**
Time deposits placed with CNAF	**305,081**	—	**300,000**
	953,748	261,226	**394,287**
Less: Pledged deposits against			
Bank loans *(note 34)*	**64,242**	1,177,064	**64,242**
Finance leases *(note 33)*	**16,277**	41,500	**16,277**
Others*	**36,712**	26,978	**—**
Pledged deposits	**117,231**	1,245,542	**80,519**
Cash and cash equivalents *(note 45 (a))*	**9,734,074**	2,620,221	**8,421,859**

* Includes deposits pledged against the Group's aircraft operating leases and financial derivatives.

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS (continued)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company.

27. DUE TO SHAREHOLDERS

Set out below is the breakdown of the amounts due to shareholders:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Due to CNAHC	**2,137,437**	2,968	**2,121,533**
Due to CNACG	**118,680**	—	**118,680**
	2,256,117	2,968	**2,240,213**

The amounts due to shareholders are unsecured, interest-free and have no fixed terms of repayment. The amounts mainly represented distributions payable by the Company as detailed in note 14 to these financial statements.

28. BALANCES WITH OTHER CNAHC GROUP COMPANIES

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

29. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within 30 days	**3,108,028**	1,157,293	**2,740,974**
31 to 60 days	**805,858**	669,970	**673,690**
61 to 90 days	**304,943**	497,402	**243,448**
Over 90 days	**224,779**	1,890,316	**161,241**
At end of year	**4,443,608**	4,214,981	**3,819,353**

29. TRADE PAYABLES (continued)

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Joint venture	**179,934**	123,581	**449,835**

30. BILLS PAYABLE

An aged analysis of the bills payable is as follows:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within 30 days	**—**	256,220	**—**
31 to 60 days	**—**	189,931	**—**
61 to 90 days	**—**	248,687	**—**
Over 90 days	**362,033**	622,382	**362,033**
At end of year	**362,033**	1,317,220	**362,033**

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
CNAF	**—**	692,372	**—**

31. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of other payables and accruals:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Provision for staff housing benefits	**469,617**	772,874	**448,694**
Accrued salaries, wages and benefits	**692,510**	647,561	**562,493**
Interest expense payable	**269,928**	315,617	**255,977**
Accruals for share issuing expenses	**208,644**	—	**208,644**
Custom duties and levies payable	**742,201**	207,098	**665,986**
Current portion of long-term payables *(note 35)*	**101,802**	174,363	**101,802**
Current portion of deferred income *(note 36)*	**76,943**	57,894	**76,943**
Advances from customers	**294,798**	348,716	**224,321**
Accrued operating expenses	**716,548**	533,399	**611,257**
Others	**347,296**	183,023	**231,753**
	3,920,287	3,240,545	**3,387,870**

32. PROVISION FOR MAJOR OVERHAULS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
At beginning of year	**404,939**	253,453	**—**
Transferred to the Company upon its incorporation *(note 1)*	**—**	—	**363,842**
Provision for the year	**221,543**	244,387	**61,341**
Utilised during the year	**(127,654)**	(92,901)	**(23,811)**
At the end of year	**498,828**	404,939	**401,372**
Less: Portion classified as current liabilities	**(28,130)**	(115,346)	**(28,130)**
Long-term portion	**470,698**	289,593	**373,242**

33. OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group	
	Minimum lease payments 2004 RMB'000	**Present value of minimum lease payments 2004 RMB'000**	Minimum lease payments 2003 RMB'000	Present value of minimum lease payments 2003 RMB'000
Amounts repayable:				
Within one year	**2,313,871**	**1,705,146**	2,285,703	1,607,056
In the second year	**2,408,481**	**1,943,630**	2,271,725	1,697,597
In the third to fifth years, inclusive	**7,784,209**	**6,722,448**	6,721,752	5,583,404
Over five years	**2,049,406**	**1,910,163**	5,406,410	4,810,836
Total minimum finance lease payments	**14,555,967**	**12,281,387**	16,685,590	13,698,893
Less: Amounts representing finance charges	**(2,274,580)**		(2,986,697)	
Present value of minimum lease payments	**12,281,387**		13,698,893	
Less: Portion classified as current liabilities	**(1,705,146)**		(1,607,056)	
Long-term portion	**10,576,241**		12,091,837	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and the banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the relevant assets as mentioned aforesaid and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

33. OBLIGATIONS UNDER FINANCE LEASES (continued)

At 31 December 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.13% (2003: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB11,999 million as at 31 December 2004 (2003: RMB13,310 million) (note 16);

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 (2003: RMB42 million) (note 26); and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB14,785 million (2003: RMB18,949 million).

As at 31 December 2004, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB3,074 million (2003: RMB4,753 million) in respect of the commercial bank guarantee arrangements set out in note 33 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million (2003: RMB5,355 million) and RMB3,976 million (2003: RMB4,506 million) (note 46), respectively.

34. BANK AND OTHER LOANS

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Bank loans:			
Secured	**13,685,002**	14,519,345	**13,643,002**
Unsecured	**7,519,047**	7,228,169	**7,144,917**
	21,204,049	21,747,514	**20,787,919**
Other loans:			
Secured	**66,667**	81,487	**66,667**
Unsecured	**431,957**	227,494	**297,731**
	21,702,673	22,056,495	**21,152,317**
Bank loans repayable:			
Within one year	**8,359,280**	8,994,367	**7,943,149**
In the second year	**3,049,084**	1,903,342	**3,049,084**
In the third to fifth years, inclusive	**6,178,222**	6,227,447	**6,178,222**
Over five years	**3,617,464**	4,622,358	**3,617,464**
Other loans repayable:			
Within one year	**446,771**	242,307	**312,546**
In the second year	**14,815**	14,813	**14,815**
In the third to fifth years, inclusive	**37,037**	51,861	**37,037**
Total bank and other loans	**21,702,673**	22,056,495	**21,152,317**
Less: Portion classified as current liabilities	**(8,806,051)**	(9,236,674)	**(8,255,695)**
Long-term portion	**12,896,622**	12,819,821	**12,896,622**

34. BANK AND OTHER LOANS (continued)

Further details of bank and other loans at the balance sheet date are as follows:

		Group		Company
	Interest rate	**2004**	2003	**2004**
Nature	**and final maturity**	**RMB'000**	RMB'000	**RMB'000**
RMB denominated loans:				
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76% per annum at 31 December 2003 with maturities through 2010	**—**	80,000	**—**
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 5.76% and 4.94% to 6.21% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2013, respectively	**5,382,986**	6,282,444	**5,382,986**
Loans for working capital	Floating interest rates ranging from 4.54% to 4.94% and 4.54% to 5.73% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	**2,528,869**	2,931,230	**2,171,800**
Loans for purchases of properties	Floating interest rate at 4.94% per annum at 31 December 2003 with maturities through 2004	**—**	72,000	**—**
United States dollars denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 10.17% and 4.94% to 10.17% per annum at 31 December 2004 and 2003 with maturities through 2012	**7,155,311**	8,397,835	**7,155,311**

34. BANK AND OTHER LOANS (continued)

		Group		Company
	Interest rate	**2004**	2003	**2004**
Nature	**and final maturity**	**RMB'000**	RMB'000	**RMB'000**
Loans for purchases of aircraft and related equipment	Floating interest rates at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2009, respectively	**1,270,236**	81,487	**1,270,236**
Loans for working capital	Floating interest rates at six months LIBOR + 0.6% to 0.8% and three to ten months LIBOR + 0.3% to 0.9% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	**5,365,271**	4,072,432	**5,171,984**
Japanese yen denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.84% to 5.30% per annum at 31 December 2003 with maturities through 2004	**—**	139,067	**—**
		21,702,673	22,056,495	**21,152,317**
Less: Loans due within one year classified as current liabilities		**(8,806,051)**	(9,236,674)	**(8,255,695)**
Loans due after one year classified as long-term portion		**12,896,622**	12,819,821	**12,896,622**

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank loans of approximately RMB13,710 million as at 31 December 2004 (2003: RMB14,252 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 16);

34. BANK AND OTHER LOANS (continued)

(b) the pledges of certain of the Group's and the Company's bank deposits amounting to RMB64 million as at 31 December 2004 (2003: RMB1,177 million) (note 26);

(c) guarantees by certain commercial banks amounting to RMB8,294 million (2003: RMB10,934 million); and

(d) guarantees by Air China International Corporation and CNAC (PRC) of Nil (2003: RMB396 million) and Nil (2003: RMB380 million), respectively.

As at 31 December 2004, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB5,943 million (2003: RMB7,244 million) to one of these commercial banks as mentioned in note 34 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million (2003: RMB3,198 million) and RMB761 million (2003: RMB907 million) (note 46), respectively.

35. LONG-TERM PAYABLES

Long-term payables mainly represent custom duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The custom duties and value-added tax are payable upon repayment of the corresponding finance lease instalments. Set out below are details of the custom duties and value-added tax payable further analysed into non-current and current portions:

	Group		**Company**
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Custom duties and value-added tax payable	**539,121**	975,712	**539,121**
Others	**8,992**	—	**258**
	548,113	975,712	**539,379**
Less: Portion classified as current liabilities *(note 31)*	**(101,802)**	(174,363)	**(101,802)**
Long-term portion	**446,311**	801,349	**437,577**

36. DEFERRED INCOME

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 "*Accounting for Government Grants and Disclosure of Government Assistance*", the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group		**Company**
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Deferred income:			
At beginning of year	**1,157,880**	1,157,880	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	**1,462,667**
Addition during the year	**304,787**	—	—
At end of year	**1,462,667**	1,157,880	**1,462,667**
Accumulated income recognised as other operating revenues:			
At beginning of year	**212,278**	154,384	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	**263,636**
Credit during the year *(note 5)*	**70,593**	57,894	**19,235**
At end of year	**282,871**	212,278	**282,871**
Net amount	**1,179,796**	945,602	**1,179,796**
Less: Portion classified as current liabilities *(note 31)*	**(76,943)**	(57,894)	**(76,943)**
Long-term portion	**1,102,853**	887,708	**1,102,853**

37. SHARE CAPITAL

	Number of shares 2004	Nominal value 2004 RMB'000
Company and Group		
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	4,855,945,675	4,855,946
— Non-H Foreign Shares of RMB1.00 each	1,388,992,507	1,388,992
— H shares of RMB1.00 each	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 was as follows:

	Number of shares 2004	Nominal value 2004 RMB'000
Restructuring *(note 37 (a))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37 (b))*	(198,331,240)	(198,331)
Non-H Foreign Shares converted into H shares *(note 37 (b))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37 (c))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

The Company was incorporated on 30 September 2004 with an initial registered share capital of RMB6,500,000,000, divided into 6,500,000,000 shares with par value of RMB1.00 each. 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued to CNAHC and CNACG, respectively, all of which were credited as fully paid, in consideration for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company pursuant to the Restructuring referred to in note 1 to these financial statements.

Notes:

(a) As part of the Restructuring in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, CNAHC and through its wholly-owned subsidiaries, transferred the Relevant Businesses and interests in the Relevant Companies to the Company (note 1). In consideration of the above, the Company issued 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively.

37. SHARE CAPITAL (continued)

Notes: (continued)

(b) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from State legal person shares and 56,730,578 shares converted from non-H Foreign Shares, with a par value of RMB1.00 each were ssued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 State legal person shares and 56,730,578 non-H Foreign Shares aggregating approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H Foreign Shares, were remitted to the Social Security Fund.

(c) As referred to in note 37 (b) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from State legal person shares and 56,730,578 H shares converted from non-H Foreign Shares which were remitted to the Social Security Fund as referred to in note 37 (b) above and share issuing expenses of approximately RMB536 million (before deducting share issuing expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (b) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

38. RESERVES

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2004 are presented in the consolidated statement of changes in equity on page 47 of these financial statements.

Company

	Capital reserve	**Statutory reserve funds**	**Retained profits**	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000
Upon incorporation of the Company *(note 38 (a))*	(627,464)	—	34,813	(592,651)
Profit for the period from 1 October 2004 to 31 December 2004	—	—	1,229,603	1,229,603
Distributions *(note 38 (b))*	—	—	(377,550)	(377,550)
Transfer to statutory reserve funds *(note 14)*	—	51,908	(51,908)	—
Issue of new shares upon listing *(note 37 (c))*	5,536,678	—	—	5,536,678
Share issuing expenses *(note 37 (c))*	(486,457)	—	—	(486,457)
At 31 December 2004	**4,422,757**	**51,908**	**834,958**	**5,309,623**

38. RESERVES (continued)

Company (continued)

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as if the Group had been in existence throughout the period and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company at 1 January 2003. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (a) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained profits. Accordingly, the aggregate of the capital reserve and retained profits amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained profits of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 14 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 14 to these financial statements.

39. LONG-TERM COMPENSATION PLAN

The Company has adopted a long-term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As of each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

39. LONG-TERM COMPENSATION PLAN (continued)

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As of 31 December 2004, no SARs had been issued under the Plan.

40. DISTRIBUTABLE RESERVES

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB7,703.5 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB51.9 million standing to the credit of the Company's statutory reserve funds, as determined in accordance with the PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB207.6 million, as determined in accordance with the PRC GAAP and being the lesser amount of the retained profits determined in accordance with the PRC GAAP and IFRS, available for distribution as dividend.

41. CONTINGENT LIABILITIES

Pursuant to the Restructuring, the following legal matters and litigation set out in items (a) to (c) below were transferred to or assumed by the Company upon its incorporation. As of 31 December 2004, the Group had the following contingent liabilities:

(a) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2004, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

41. CONTINGENT LIABILITIES (continued)

(c) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) (the "Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, was claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on 3 May 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date of hearing for the appeal has been fixed on 28 July 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the Directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(d) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		**Company**
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Joint ventures	**—**	18,750	**—**
Associates	**214,002**	380,521	**26,021**
Related party	**—**	7,500	**—**
Third parties	**—**	149,170	**—**
	214,002	555,941	**26,021**

41. CONTINGENT LIABILITIES (continued)

(e) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans of RMB4,737 million (2003: RMB5,413 million) as disclosed in note 46 to these financial statements, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group	
	2004	2003
	RMB'000	RMB'000
Related parties	**37,608**	40,537
Third parties	**160,778**	20,722
	198,386	61,259

42. COMMITMENTS

(a) Capital commitments

The Group had the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Contracted, but not provided for:			
Aircraft and flight equipment	**12,738,066**	8,315,908	**11,260,840**
Buildings	**544,855**	348,400	**211,607**
Others	**8,426**	40,082	**8,426**
	13,291,347	8,704,390	**11,480,873**
Authorised, but not contracted for:			
Buildings	**2,528,544**	2,762,531	**2,528,544**
Others	**—**	200,062	**—**
	2,528,544	2,962,593	**2,528,544**
Total capital commitments	**15,819,891**	11,666,983	**14,009,417**

42. COMMITMENTS (continued)

(b) Investment commitment

As at 31 December 2004, the Company committed to make a capital contribution of approximately RMB422 million (US$51 million) (2003: Nil) to its joint venture.

(c) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group and the Company had the following future minimum lease payments under non-cancellable operating leases:

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
Within one year	**1,140,228**	908,204	**748,202**
In the second to fifth years, inclusive	**3,215,879**	2,626,283	**2,111,282**
Over five years	**1,000,319**	1,317,788	**566,585**
	5,356,426	4,852,275	**3,426,069**

43. FINANCIAL INSTRUMENTS

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

44. CONCENTRATION OF RISK

(a) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(c) Liquidity risk

The Group's net current liabilities amounted to approximately RMB6,860 million as at 31 December 2004 (2003: RMB12,384 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,151 million for the year ended 31 December 2004 (2003: RMB5,425 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB4,974 million (2003: RMB4,360 million). The Group also recorded a net cash inflow from financing activities of approximately RMB5,620 million for the year ended 31 December 2004 and a net cash outflow from financing activities of approximately RMB2,207 million for the year ended 31 December 2003. The Group has recorded an increase in cash and cash equivalents of approximately RMB6,824 million for the year ended 31 December 2004 but a decrease in cash and cash equivalents of approximately RMB1,057 million for the year ended 31 December 2003.

With regards to 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditures. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million as at 31 December 2004, of which an amount of approximately RMB40,183 million was utilised.

44. CONCENTRATION OF RISK (continued)

(c) Liquidity risk (continued)

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2005. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2005. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2005. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(d) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group and Company		Group	
	2004 Assets RMB'000	**2004 Liabilities RMB'000**	2003 Assets RMB'000	2003 Liabilities RMB'000
Swaps and collars expiring:				
Within 6 months	—	—	8,000	(2,400)
Over 6 months to 21 months	—	—	26,000	(3,600)
	—	—	34,000	(6,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

44. CONCENTRATION OF RISK (continued)

(e) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over 2004 which is the major reason for the significant exchange difference recognised by the Group for 2004.

(f) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(g) Credit risk

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB531 million as at 31 December 2004 (2003: RMB342 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

45. CONSOLIDATED CASH FLOW STATEMENT

(a) Analysis of balances of cash and cash equivalents is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Cash and cash equivalents for balance sheet *(note 26)*	**9,734,074**	2,620,221
Less: Non-pledged time deposits with original maturity of more than three months when acquired	**(320,850)**	(30,826)
Cash and cash equivalents for consolidated cash flow statement	**9,413,224**	2,589,395

(b) Establishment of a joint venture

The establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004
	RMB'000
Cash and bank balances	**561,509**
Trade receivables	**16,844**
Other receivables	**2,778**
Property, plant and equipment *(note 16)*	**565,840**
Inventories	**352**
Trade payables	**(40,018)**
Other payables and accruals	**(357,517)**
Air traffic liabilities	**(2,010)**
Net assets attributable to the joint venture partners	**747,778**
Dilution gain on investment *(note 9)*	**330,222**
Cash contribution from the joint venture partners	**1,078,000**
Less: Cash attributable to the joint venture partners	**(561,509)**
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	**516,491**

45. CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) Major non-cash transactions

(i) During the year, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 (note 36). This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

46. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made at prices and terms mutually agreed between the parties.

In addition to the Restructuring, further details of which are set out in note 1 to these financial statements, and transactions and balances detailed elsewhere in these financial statements, the Group had the following significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2004	2003
	RMB'000	RMB'000
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	**17,227**	23,477
Associates	**2,154**	1,363
	19,381	24,840
Sale of cargo space		
CNAHC Group	**213,836**	282,895

46. RELATED PARTY TRANSACTIONS (continued)

	Group 2004 RMB'000	2003 RMB'000
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	**1,912**	9,983
Aircraft engineering income		
Associates	**9,876**	14,511
Ground services income		
Joint ventures	**942**	—
Associates	**19,849**	15,281
	20,791	15,281
Bellyhold income		
Joint ventures	**1,384,457**	—
Others		
CNAHC Group	**5,734**	1,100
Joint ventures	**14,424**	100
Associates	**11,484**	622
	31,642	1,822
C. Included in finance costs		
Interest income		
Associates	**3,409**	8,736
Interest expense		
Associates	**21,843**	21,268

46. RELATED PARTY TRANSACTIONS (continued)

	Group 2004 RMB'000	2003 RMB'000
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	**97,183**	76,802
Associates	**210,103**	165,551
	307,286	242,353
Air catering charges		
CNAHC Group	**43,241**	42,401
Joint ventures	**85,874**	58,913
Associates	**5,123**	—
	134,238	101,314
Repair and maintenance costs		
Joint ventures	**472,378**	324,470
Associates	**107,508**	45,095
	579,886	369,565
Sale commission expenses		
CNAHC Group	**25,913**	16,357
Management fees		
CNAHC Group	**44,080**	36,493
Others		
CNAHC Group	**71,729**	47,846
Associates	**9,050**	—
	80,779	47,846

46. RELATED PARTY TRANSACTIONS (continued)

	Group		Company
	2004	2003	**2004**
	RMB'000	RMB'000	**RMB'000**
E. Deposits, loans and bills payable			
Deposits placed with an associate	**566,985**	1,457,103	**519,655**
Loans from an associate	**481,132**	297,484	**364,400**
Bills payable to an associate	**—**	692,372	**—**

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with CNAC (PRC) pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2004.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

46. RELATED PARTY TRANSACTIONS (continued)

(b) *Pursuant to certain of the Company's aircraft leasing arrangements and bank loan arrangements, the* overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees *provided by* CNAHC *and* CNAF *were as follows:*

	Group	
	2004	2003
	RMB'000	RMB'000
CNAHC:		
Finance leases *(note 33)*	**921,000**	5,355,000
Operating leases	**—**	3,891,000
Bank loans *(note 34)*	**1,455,000**	3,198,000
	2,376,000	12,444,000
CNAF:		
Finance leases *(note 33)*	**3,976,000**	4,506,000
Bank loans *(note 34)*	**761,000**	907,000
	4,737,000*	5,413,000
	7,113,000	17,857,000

* Subsequent to 31 December 2004, these counter-guarantees provided by CNAF amounting to RMB4,737 million in favour of the banks have been fully released.

Certain of the Group's bank loans from the PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in note 34 to these financial statements.

(c) In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision of financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited.

46. RELATED PARTY TRANSACTIONS (continued)

(d) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability ("CNACG Agreement"); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK ("HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

(e) All pension payments relating to the Supplementary Pension Benefits of approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) were borne by CNAHC (note 11).

The Directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

47. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 11 January 2005, upon the exercise of the over-allotment option, the Company issued to the public by way of placement of 420,852,000 H Shares, consisting of 382,592,727 new shares and 29,749,686 State legal person shares and 8,509,587 non-H Foreign Shares, with a par value of RMB1.00 each at HK2.98 (equivalent to approximately RMB3.17072) per share. After deducting net proceeds of approximately RMB117 million received from the sale of these State legal person shares and non-H Foreign Shares, the amount of which should be remitted to the Social Security Fund, and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund as mentioned above), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million. The above H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

47. EVENTS AFTER THE BALANCE SHEET DATE (continued)

(b) On 26 January 2005, the Company and AIE entered into an agreement with Airbus S.A.S. ("Airbus"), pursuant to which the Company has agreed to purchase 20 A330-200 aircraft (the "Airbus Aircraft") from Airbus for an aggregate consideration of approximately US$2.86 billion (equivalent to approximately RMB23.68 billion). The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are scheduled to be delivered in stages to the Company from mid-2006 to end of 2008. Pursuant to the relevant Chinese regulations, the acquisition of Airbus Aircraft is conditional upon the PRC government's approval. As of the date of approval of these financial statements, the said government approval has not been obtained by the Company.

(c) On 28 January 2005, the Company, other contracting Chinese airlines, China Aviation Supplies Import and Export Group Corporation ("CASGC") and Boeing Company entered into an agreement (the "Framework Agreement"), pursuant to which CASGC agreed to purchase (as an agent of the Company and other contracting Chinese airlines) 60 Boeing 7E7 aircraft. The aggregate catalog price of the aircraft is approximately US$7.3 billion (equivalent to approximately RMB60.42 billion). Pursuant to the Framework Agreement, the Company expects to enter into a specific purchase agreement with CASGC and Boeing Company in respect of the purchase of 15 Boeing 7E7 aircraft (the "Boeing Aircraft"). The aggregate consideration for the acquisition of the Boeing Aircraft is expected to be lower than the catalog price. The delivery of the Boeing Aircraft is expected to take place in stages from mid-2008. The specific purchase agreement has not been finalised as at the date of approval of these financial statements.

48. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 12 April 2005.



GLOSSARY OF TECHNICAL TERMS

"available seat kilometres" or "ASKs"	the number of seats available for sale multiplied by the kilometres flown
"available freight tonne-kilometres" or "AFTKs"	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown
"tonne"	a metric ton, equivalent to 2,204.6 pounds
"revenue passenger kilometres" or "RPKs"	the number of revenue passengers carried multiplied by the kilometres flown
"passenger traffic"	measured in RPKs, unless otherwise specified
"revenue freight tonne-kilometres" or "RFTKs"	the revenue cargo and mail load in tonnes multiplied by the kilometres flown
"cargo traffic"	measured in RFTKs, unless otherwise specified
"revenue tonne kilometres" or "RTKs"	the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown
"passenger yield"	revenues from passenger operations divided by RPKs
"cargo yield"	revenues from cargo operations divided by RFTKs
"cargo load factor"	RFTKs expressed as a percentage of AFTKs
"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs



"block hours"	each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft

Attachment 63

中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

2005 ANNUAL RESULTS ANNOUNCEMENT

GROUP RESULTS

The board of directors (the "Board") of Air China Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2005 with comparative figures for the corresponding year of 2004 as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	**2005** **RMB'000**	2004 RMB'000
Air traffic revenue	*4*	**35,300,826**	30,834,822
Other operating revenue	*5*	**2,990,140**	2,685,935
Turnover		**38,290,966**	33,520,757
Operating expenses			
Jet fuel		**(11,777,129)**	(8,353,752)
Take-off, landing and depot charges		**(4,442,585)**	(4,230,349)
Depreciation		**(4,512,680)**	(3,463,252)
Aircraft maintenance, repair and overhaul		**(1,341,773)**	(2,835,648)
Employee compensation costs		**(3,406,825)**	(2,921,322)
Air catering charges		**(1,242,933)**	(1,171,784)
Aircraft and engine operating lease expenses		**(1,530,754)**	(1,071,256)
Other operating lease expenses		**(211,177)**	(187,471)
Other flight operation expenses		**(3,744,977)**	(2,698,234)
Selling and marketing expenses		**(1,775,026)**	(1,387,088)
General and administrative expenses		**(631,291)**	(715,350)
Total operating expenses		**(34,617,150)**	(29,035,506)
Profit from operations	*6*	**3,673,816**	4,485,251

	Note		
Finance revenue	*7*	**1,248,607**	79,361
Finance costs	*7*	**(1,773,099)**	(1,879,234)
Dilution gains on investments	*8*	**–**	410,137
Share of profits less losses from associates		**224,930**	464,044
Profit before tax		**3,374,254**	3,559,559
Tax	*9*	**(903,874)**	(1,010,864)
Profit for the year		**2,470,380**	2,548,695
Attributable to			
Equity holders of the parent		**2,406,256**	2,385,964
Minority interests		**64,124**	162,731
		2,470,380	2,548,695
Dividend	*10*		
Interim		**–**	–
Proposed final		**224,793**	–
		224,793	–
Earnings per share attributable to equity holders of the parent	*11*		
Basic		**25.5 cents**	36.0 cents
Diluted		**NA**	36.0 cents

CONSOLIDATED BALANCE SHEET

	31 December 2005 *RMB'000*	31 December 2004 *RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment	**47,190,728**	43,441,637
Lease prepayments	**1,072,066**	933,898
Interests in associates	**3,793,957**	4,001,521
Advance payments for aircraft and related equipment	**7,329,322**	2,825,612
Due from CNAHC	**531,813**	631,813
Deposits for aircraft under operating leases	**222,945**	137,583
Available-for-sale investments	**22,266**	21,666
Deferred tax assets	**498,371**	776,084
	60,661,468	52,769,814
CURRENT ASSETS		
Financial assets	**127,659**	–
Trade receivables	**2,764,475**	2,364,816
Inventories	**851,315**	743,288
Prepayments, deposits and other receivables	**762,435**	915,130
Pledged deposits	**176,575**	117,231
Non-pledged deposits with maturity of more than three months when acquired	**97,375**	320,850
Cash and cash equivalents	**2,248,386**	9,413,224
Due from CNAHC	**474,216**	–
Due from other CNAHC group companies	**38,039**	44,916
	7,540,475	13,919,455
TOTAL ASSETS	**68,201,943**	66,689,269
CURRENT LIABILITIES		
Financial liabilities	**(1,791)**	–
Trade payables	**(4,601,364)**	(4,443,608)
Bills payable	**(327,937)**	(362,033)
Other payables and accruals	**(4,168,435)**	(3,920,287)
Provision for major overhauls	**(18,721)**	(28,130)
Air traffic liabilities	**(1,476,619)**	(1,215,770)
Tax payable	**(421,077)**	(186,055)
Obligations under finance leases	**(1,954,873)**	(1,705,146)
Bank and other loans	**(10,401,170)**	(8,806,051)
Due to CNAHC and CNACG	**(133,680)**	(2,256,117)
Due to other CNAHC group companies	**(40,471)**	(49,617)
	(23,546,138)	(22,972,814)
NET CURRENT LIABILITIES	**(16,005,663)**	(9,053,359)
TOTAL ASSETS LESS CURRENT LIABILITIES	**44,655,805**	43,716,455

NON-CURRENT LIABILITIES		
Obligations under finance leases	**(8,078,671)**	(10,576,241)
Bank and other loans	**(12,822,879)**	(12,896,622)
Long-term payables	**(352,880)**	(446,311)
Deferred income	**(1,025,910)**	(1,102,853)
Provision for major overhauls	**(635,718)**	(470,698)
Provision for early retirement benefits obligations	**(189,141)**	(195,188)
	(23,105,199)	(25,687,913)
NET ASSETS	**21,550,606**	18,028,542
Represented by:		
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		
Issued share capital	**9,433,211**	9,050,618
Reserves	**10,659,030**	7,497,637
	20,092,241	16,548,255
MINORITY INTERESTS	**1,458,365**	1,480,287
TOTAL EQUITY	**21,550,606**	18,028,542

1 GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC" or "Mainland China"), as a joint stock limited company as part of the restructuring (the ''Restructuring'') of China National Aviation Holding Company ("CNAHC"), a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC, and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally engage in airline operations and the provision of aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

The principal activities of the Group, joint ventures and associates are airline operations and the provision of airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in Mainland China, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's parent and ultimate holding company is CNAHC.

As CNAHC controlled the Relevant Businesses and the Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results for the year ended 31 December 2004 include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's Directors are of the opinion that the consolidated income statement prepared on this basis presents fairly the consolidated results of the Group as a whole.

2 BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

The principal accounting policies used in the preparation of the consolidated financial statements of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except that the Group has adopted the following new/revised standards mandatory for financial years beginning on or after 1 January 2005.

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained earnings of the current and prior years or to any change in comparatives.

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998), *Property, Plant and Equipment*. There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for the accounting of subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when such actions are performed.

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the year ended 31 December 2005 by approximately RMB899 million. As a result, the profit after tax of the Group for the year ended 31 December 2005 has decreased by approximately RMB604 million.

(ii) Major overhaul costs incurred for the year ended 31 December 2005 of approximately RMB1,639 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the year ended 31 December 2005 decreased by RMB1,639 million. In addition, the Group has derecognised and charged to the income statement for the year ended 31 December 2005 the carrying amount of certain components of approximately RMB430 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the year ended 31 December 2005 has increased by approximately RMB824 million.

(c) IAS 24 (revised 2003) Related Party Disclosures replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

IFRSs and International Financial Reporting Interpretation Committee Interpretations ("IFRIC Interpretations") not yet effective

The Group has not applied the following new and revised IFRSs and IFRIC interpretations that have been issued but are not yet effective in these financial statements:

IAS 1 Amendment	Capital Disclosures
IAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 Amendment	The Fair Value Option
IAS 39 and IFRS 4 Amendments	Financial Guarantee Contracts
IFRS 1 and IFRS 6 Amendments	First-time Adoption of International Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRS 7	Financial instruments: Disclosures
IFRIC – Int 4	Determining whether an Arrangement contains a Lease
IFRIC – Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC – Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

The above standards and interpretations are required to be applied for annual periods beginning on or after 1 January 2006.

The IAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and procedures for managing capital; quantitative data about what the Company regards as capital and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 will replace IAS 32 and has modified the disclosure requirements of IAS 32 relating to financial instruments. The IFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to IAS 39 and IFRS 4 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with IAS 37 and (ii) the amount initially recognised less cumulative amortisation, when appropriate, recognised in accordance with IAS 18.

The IAS 19 Amendment, IAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and the fair value option, IFRSs 1 and 6 Amendments, IFRS 6, IFRIC-Int 4, IFRIC-Int 5 and IFRIC-Int 6 do not apply to the activities of the Group. IFRIC-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

3 SEGMENT INFORMATION

Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 31 December 2004:

For the year ended 31 December 2005:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUE						
Sales to external customers	37,380,669	376,437	320,477	213,383	-	38,290,966
Intersegment sales	-	619,098	-	108,873	(727,971)	-
Total revenue	37,380,669	995,535	320,477	322,256	(727,971)	38,290,966
PROFIT FROM OPERATIONS						
Segment results	3,367,949	772,877	123,679	137,282	(727,971)	3,673,816
Finance revenue	1,231,986	8,512	37	8,072	-	1,248,607
Finance costs	(1,762,481)	(7,504)	(2,320)	(794)	-	(1,773,099)
Share of profits less losses from associates	81,645	(8,628)	148,096	3,817	-	224,930
Profit before tax	2,919,099	765,257	269,492	148,377	(727,971)	3,374,254
Tax						(903,874)
Minority interests						(64,124)
Net profit attributable to equity holders of the parent						2,406,256
ASSETS						
Segment assets	63,703,084	1,046,799	122,474	668,200	(1,630,942)	63,909,615
Interests in associates	3,312,608	18,700	192,084	270,565	-	3,793,957
Unallocated assets						498,371
Total assets						68,201,943
LIABILITIES						
Segment liabilities	(46,191,851)	(489,320)	(404,229)	(775,802)	1,630,942	(46,230,260)
Unallocated liabilities						(421,077)
Total liabilities						(46,651,337)

OTHER INFORMATION

Capital expenditures – property, plant and equipment	**13,222,058**	**37,219**	**855**	**30,836**	**-**	**13,290,968**
Depreciation of property, plant and equipment	**4,409,021**	**38,381**	**61,303**	**3,975**	**-**	**4,512,680**
Amortisation of lease prepayments	**19,555**	**-**	**-**	**-**	**-**	**19,555**
Increase in fair value of financial assets, net	**(125,868)**	**-**	**-**	**-**	**-**	**(125,868)**
Provision/(write-back of provision) for doubtful debts, net	**14,836**	**118**	**-**	**(231)**	**-**	**14,723**

For the year ended 31 December 2004:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUE						
Sales to external customers	32,766,164	296,775	287,905	169,913	–	33,520,757
Intersegment sales	–	731,589	–	131,299	(862,888)	–
Total revenue	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance revenue	73,943	278	–	5,140	–	79,361
Finance costs	(1,859,139)	(14,819)	(1,978)	(3,298)	–	(1,879,234)
Dilution gains on investments	330,222	–	–	79,915	–	410,137
Share of profits less losses from associates	331,530	(5,083)	130,661	6,936	–	464,044
Profit before tax	3,022,958	805,234	331,816	262,439	(862,888)	3,559,559
Tax						(1,010,864)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	–	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures – property, plant and equipment	6,046,355	32,697	25,912	33,641	–	6,138,605

Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	-	3,463,252
Amortisation of lease prepayments	4,884	-	-	-	-	4,884
Decrease in fair value of financial assets, net	28,000	-	-	-	-	28,000
Provision/(write-back of provision) for doubtful debts, net	(4,483)	2,642	-	853	-	(988)
Provision/(write-back of provision) against inventories, net	12,492	(24,000)	-	-	-	(11,508)

Geographical segments

The following tables present consolidated revenue information by geographical segments for the years ended 31 December 2005 and 31 December 2004.

For the year ended 31 December 2005

	Domestic	**HK/Macau**	**Europe**	**North America**	**Japan/ Korea**	**Asia Pacific, others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE							
Sales to external customers and total revenue	**20,490,055**	**2,269,256**	**5,081,774**	**2,964,247**	**4,250,255**	**3,235,379**	**38,290,966**

For the year ended 31 December 2004

	Domestic	HK/Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE							
Sales to external customers and total revenue	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

4 AIR TRAFFIC REVENUE

Air traffic revenue comprises revenue from the airline operations business and is stated net of business tax. An analysis of air traffic revenue is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Passenger	**31,584,426**	27,665,018
Cargo and mail	**3,716,400**	3,169,804
	35,300,826	30,834,822

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenue	3% of air traffic revenue (all inbound international and Hong Kong and Macau regional flights are exempted from business tax)
Other operating revenue	3% to 5% of other operating revenue

PRC business tax incurred for the years ended 31 December 2005 and 2004, netted against air traffic revenue, amounted to approximately RMB846 million and RMB711 million, respectively.

5 OTHER OPERATING REVENUES

	Group	
	2005	2004
	RMB'000	*RMB'000*
Bellyhold income from a joint venture	**1,496,302**	1,384,457
Aircraft engineering income	**376,437**	296,775
Ground services income	**320,477**	287,905
General aviation income	**155,521**	159,990
Air catering income	**109,591**	118,140
Government grants:		
(i) Recognition of deferred income	**76,943**	70,593
(ii) Fixed cash subsidy	**-**	37,500
(iii) Others	**41,250**	44,853
Service charges on return of unused flight tickets	**97,951**	63,821
Cargo handling service income	**67,822**	49,850
Sale of materials	**11,899**	33,008
Import and export service income	**12,311**	29,767
Training service income	**19,029**	23,761
Aircraft and related equipment lease income	**7,072**	11,516
Gain on disposal of property, plant and equipment, net	**74,474**	-
Others	**123,061**	73,999
	2,990,140	2,685,935

6 PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2005	2004
	RMB'000	*RMB'000*
Repair and maintenance costs	**2,078,382**	3,608,348
Depreciation	**4,512,680**	3,463,252
Amortisation of lease prepayments	**19,555**	4,884
Employee compensation costs	**3,406,825**	2,921,322
Minimum lease payments under operating leases:		
Aircraft and engines	**1,530,754**	1,071,256
Land and buildings	**211,177**	187,471
(Gain)/loss on disposal of property, plant and equipment, net	**(74,474)**	33,872
Loss on derecognition of property, plant and equipment	**430,010**	-
Auditors' remuneration	**11,029**	7,206
Provision/(write-back of provision) for doubtful debts, net	**14,723**	(988)
Write-back of provision against inventories, net	**-**	(11,508)

7 FINANCE REVENUE AND FINANCE COSTS

Finance revenue

	Group 2005 *RMB'000*	2004 *RMB'000*
Exchange gains, net	**918,297**	–
Interest income	**108,481**	33,703
Gains on fuel derivatives, net	**221,661**	41,036
Dividend income from available-for-sale investments	**168**	4,622
	1,248,607	79,361

Finance costs

	Group 2005 *RMB'000*	2004 *RMB'000*
Interest expense	**1,792,408**	1,827,002
Less: Interest capitalised	**(19,309)**	(2,610)
	1,773,099	1,824,392
Exchange losses, net	**–**	54,842
	1,773,099	1,879,234

The interest capitalisation rate represents the cost of capital from raising the related borrowings and is approximately 4.5% (2004: ranging from 5.6% to 5.8%) per annum.

8 DILUTION GAINS ON INVESTMENTS

	Group 2005 *RMB'000*	2004 *RMB'000*
Dilution gain on investment in Air Cargo Business	**–**	330,222
Dilution gains on investments in BACL and SWACL	**–**	79,915
	–	410,137

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group prior to 1 January 2004 in accordance with the basis of presentation as set out in note 1. In 2004, the entire Air Cargo Business was transferred to Air China Cargo Co., Ltd. ("Air China Cargo"), a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of the investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1, a 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and a 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group prior to being transferred out during 2004.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and a 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of China National Aviation Company Limited ("CNAC"), a subsidiary of the Company, for considerations of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited, the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75%, respectively, to 41% and accordingly gains on dilution of investments in BACL and SWACL in aggregate of approximately RMB80 million arose.

9 TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rates on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) was calculated after deducting the amount of income tax payable to CNAHC, which in turn would settle any tax liability on profit arising during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company would settle its tax liability by itself with the respective tax bureau.

In accordance with the PRC Enterprise Income Tax Law and an approval document issued by the relevant tax bureau on 28 November 2005 (the "Approval Document"), Air China Cargo was approved to be subject to a corporate income tax rate of 24% on its taxable income as reported in its statutory financial statements for the year ended 31 December 2005 and was fully exempted from enterprise income tax for the year ended 31 December 2005 and followed by a 3-year 50% reduction in corporate income tax in the period between 1 January 2006 and 31 December 2008. In addition, pursuant to the Approval Document, Air China Cargo has been granted a 4-year local income tax exemption in the period between 1 January 2005 and 31 December 2008 and followed by a 5-year 50% reduction in local income tax in the period between 1 January 2009 and 31 December 2013.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Current income tax		
Current income tax charge		
– Mainland China	**614,313**	398,944
– Hong Kong	**11,848**	4,096
Deferred income tax		
Relating to origination and reversal of temporary differences	**277,713**	607,824
Income tax charge for the year	**903,874**	1,010,864

Share of tax attributable to associates amounting to RMB33,640,000 (2004: RMB96,974,000) is included in the "Share of profit less losses from associates" on the face of the consolidated income statement.

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rates in Mainland China to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group			
	2005		2004	
	RMB'000	%	*RMB'000*	%
Profit before income tax	**3,374,254**		3,559,559	
At statutory income tax rate of 33%	**1,113,504**	**33.0**	1,174,654	33.0
Profits and losses attributable to associates	**(74,227)**	**(2.2)**	(153,135)	(4.3)
Lower income tax rates of other territories	**(15,024)**	**(0.5)**	(20,455)	(0.6)
Tax exemption	**(49,558)**	**(1.4)**	–	–
Income not subject to tax	**(115,131)**	**(3.4)**	(211,035)	(5.9)
Expenses not deductible for tax purposes	**26,941**	**0.8**	220,835	6.2
Tax losses expired	**12,537**	**0.4**	–	–
Effect on opening deferred income tax assets due to decrease in other territories' income tax rates	**4,832**	**0.1**	–	–
Tax charge at Group's effective income tax rate	**903,874**	**26.8**	1,010,864	28.4

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and joint ventures as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

10. The proposed final dividend of RMB0.2383 per 10 shares for the year ended 31 December 2005 is subject to the approval of the Company's shareholders at the forthcoming annual general meeting (2004: nil).

11. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2005 of approximately RMB2,406,256,000, and the weighted average number of approximately 9,422,728,916 ordinary shares in issue during the year, as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average number of approximately 6,618,795,915 ordinary shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, as adjusted to reflect the new issue of 2,550,618,182 H shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

Diluted earnings per share for the year ended 31 December 2005 has not been disclosed because no diluting events existed during 2005.

The calculation of diluted earnings per share for the year ended 31 December 2004 was based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the weighted average number of 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the Company's H shares during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis are designed to assist the reader in understanding the information provided in this announcement so as to fully comprehend the financial performance of the Group as a whole.

2005 Review

During 2005, along with the rapid growth in demand in the PRC's aviation industry, the Group's operations maintained good momentum throughout the year and the Group achieved continued, steady and well-balanced development. In 2005, the Company and Air China Cargo recorded revenue tonne kilometres of 7.44 billion and carried 27.69 million passengers and cargos and mails of 733,000 tonnes, representing increases of 10.2%, 13.0% and 10.2% from 2004 respectively. The Group's total revenue amounted to RMB38.3 billion in 2005, representing an increase of 14.2% compared with last year. Operating profit was RMB3,674 million, representing a decrease of 18.1% from 2004, mainly due to the significant increase in the cost of jet fuel arising from the soaring international oil prices.

The continual increase in international oil prices presented severe challenges to the aviation and transportation enterprises. In 2005, the cost of jet fuel as a percentage of operating expenses of the Group rose from 28.8% in 2004 to 34.0%, representing an increase of RMB3.423 billion compared with 2004. The Group implemented various measures to mitigate the impact of rising jet fuel prices, such as the enhancement of operation control, promotion of computerised planning system, flight route optimisation, redespatch, purchase of advanced aircraft with lower fuel consumption, and jet fuel hedging transactions. As a result of our measures to reduce costs and increase efficiency, the Group substantially mitigated the impact of rising jet fuel price. In addition, the collection of jet fuel surcharge also relieved pressure on operating costs to a certain extent. The Group's net profit attributable to equity holders for 2005 was RMB2,406 million, representing an increase of 0.9% from last year, which was principally attributable to factors such as the appreciation of Renminbi. The Group continued to maintain its leading position among fellow PRC airlines in terms of profitability.

In 2005, we introduced a new flight route between Hangzhou and Hong Kong and resumed the Lhaza – Chengdu – Hong Kong route. The Group also introduced or resumed 20 domestic routes, such as the Beijing – Ningbo route, bringing the Company's total number of routes to 316 with destinations spanning across 22 countries (regions) and 106 cities. In 2005, 25 new aircrafts were added to the Company's fleet, increasing the number of aircrafts to 176. During the year, the Company also entered into purchase contracts for 35 aircrafts and lease agreements for 17 aircrafts. The scale of the Company's fleet will be expanded further to meet the needs for additional routes and increased flight frequency. The expanded fleet capacity will directly contribute to its service capacity for the 2008 Olympic Games.

As at 31 December 2005, the Company had 18,447 employees and its subsidiaries and joint ventures had 12,145 employees. Employees of the Company receive cash remuneration consisting of salary and other cash subsidies. In addition, in order to provide incentives to the flight crew, the Board of the Company approved the Proposal on the Reform of Remuneration and Benefits System for the Flight Crew on 30 December 2005, which came into effect on 1 March 2006.

Earnings Per Share

In 2005, the Group's earnings per share was RMB25.5 cents, representing a decrease of 29.2% compared with RMB36 cents for 2004. This was mainly due to the initial public offering of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 shares pursuant to the over-allotment option in the beginning of 2005, which increased the weighted average number of shares compared with last year. Details of earnings per share are set out in note 11 to the financial results in this announcement.

Operating Revenue

In 2005, the Group's operating revenue was RMB38,291 billion, representing an increase of 14.2% compared with last year. Increase in the Group's operating revenue was mainly attributable to the rapid growth of air traffic revenue, which increased by 14.5% in 2005. In 2005, the daily utilization of aircraft averaged at 10.4 hours, increased 0.2 hours as compared with 2004.

Revenue Contribution by Business Segments *(RMB'000)*	**2005**	2004	**Change** *(%)*
Airline operations	**37,380,669**	32,766,164	14.1
Engineering services	**376,437**	296,775	26.8
Airport terminal services	**320,477**	287,905	11.3
Others	**213,383**	169,913	25.6
Total operating revenue	**38,290,966**	33,520,757	14.2

The Group's operating revenues principally included air traffic and other operating revenue. Most of our operating revenue was from air traffic revenue, which represented 92.2% of the Group's total revenue in 2005, while the other operating revenue represented only 7.8% of the total operating revenue. Among air traffic revenues in 2005, 89.5% was generated from passenger services and 10.5% was from cargo and mail transport.

The passenger transport income increased by 14.2% to RMB31.58 billion in 2005 from RMB27,67 billion in 2004. It was mainly attributable to the increase in transport capacity, passenger load factor and profitability level. The Company's transport capacity in terms of available seat kilometres increased by 8.9% to 70.66 billion in 2005 from 64.89 billion million in 2004 . The Company's passenger load factor rose to 74.2% in 2005 as compared with 71.9% in 2004. The Company's passenger yield increased by 1.8% to RMB0.57 in 2005 from RMB0.56 in 2004.

Revenue from cargo and mail increased by 17.2% to RMB3,716 million in 2005 from RMB3,170 million in 2004. Such increase was primarily as a result of the improvements in the traffic capacity, cargo and mail load factor and profitability level. Cargo transport capacity in terms of available freight tonne-kilometres increased by 4.5% to 5,063 million in 2005 from 4,843 million in 2004.

The load factor of cargo transport increased to 54.5% in 2005 from 53.3% in 2004. The overall cargo yield increased by 2% to RMB2.03 for each yield tonne kilometre in 2005 from RMB1.99 for each yield tonne kilometre in 2004.

Operating Expenses

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. In 2005, the Group recorded RMB34.617 billion in operating expenses, representing an increase of 19.2% compared with RMB29.036 billion in 2004, primarily as a result of the rising jet fuel costs.

Operating Expenses *(RMB'000)*	**2005**	2004	**Change** *(%)*
Jet fuel	**11,777,129**	8,353,752	41.0
Take-off, landing and depot charges	**4,442,585**	4,230,349	5.0
Depreciation	**4,512,680**	3,463,252	30.3
Aircraft maintenance, repair and overhaul	**1,341,773**	2,835,648	(52.7)
Employee compensation costs	**3,406,825**	2,921,322	16.6
Air catering expenses	**1,242,973**	1,171,784	6.1
Others	**7,893,225**	6,059,399	30.3
Total Operating Expenses	**34,617,150**	29,035,506	19.2

Jet fuel costs increased by 41.0% to RMB11.7 billion in 2005 from RMB8,354 million in 2004 and accounted for 34.0% of operating expenses as compared with 28.8% in 2004. This increase was primarily due to jet fuel price rise and the increased consumption of jet fuel as a result of the increased number of flights operated.

Take-off, landing and depot charges increased by 5% to RMB4,443 million in 2005 from RMB4,230 million in 2004, primarily due to the increased number of flights operated.

Depreciation expenses increased by 30.3% to RMB4,513 million in 2005 from RMB3,463 million in 2004, primarily due to the accounting changes and fleet expansion. Details on the accounting changes are set out in note 2 to the Group's financial results in this announcement.

Aircraft maintenance, repair and overhaul expenses decreased by 52.7% to RMB1,342 million in 2005 from RMB2,836 million in 2004, primarily due to accounting changes. Details on the accounting changes are set out in note 2 to the group's financial results in this announcement.

Employee compensation costs increased by 16.7% to RMB3,407 million in 2005 from RMB2,921 million in 2004, primarily due to the increased flight hours, growth of the number of employee, and increased income of employee.

Air catering charges increased by 6.1% to RMB1,243 million in 2005 from RMB1,172 million in 2004, primarily due to an increase in the number of passengers carried.

Other operating expenses, including aircraft and engines operating lease expenses, other flight operation expenses, selling and marketing expenses and general and administrative expenses, increased by 30.3% to RMB7,893 million in 2005 from RMB6,059 million in 2004.

Expenses on operating leases of aircrafts and engines increased from RMB1,071 million in 2004 to RMB1,531 million in 2005, mainly due to the increase in operations with leased aircrafts as well as wet lease of aircrafts from Air Macau Company Limited, Hong Kong Dragon Airlines Limited and Shandong Airlines Company Limited.

Other flight operation expenses increased to RMB3,745 million in 2005 from RMB2,698 million in 2004, primarily due to the adjustments in the accounting policies and the increase in CAAC Infrastructure Development Fund as a result of the increased number of routes.

Selling and marketing expenses increased to RMB1,775 million in 2005 from RMB1,387 million in 2004, primarily due to higher related expenses as a result of increased sales income.

Analysis of Assets

As at 31 December 2005, the Group had total assets of RMB68.2 billion, representing an increase of 2.3% from 31 December 2004. Of the total assets, RMB7,540 million of current assets accounted for 11.1%, while RMB60.66 billion of non-current assets accounted for 88.9%. Among the current assets, cash and cash equivalents were RMB2,248 million, decreasing by 76.1% as compared with 31 December 2004, while trade receivables increased by 16.9% as compared with 31 December 2004 to RMB2,764 million. Among the non-current assets, property, plant and equipment were RMB47.191 billion, representing an increase of 8.6% as compared with 31 December 2004.

Assets Mortgage

As at 31 December 2005, the Group mortgaged certain aircraft with an aggregate carrying value of approximate RMB26.958 billion (compared with RMB28.585 billion as at 31 December 2004) pursuant to certain loan and finance lease agreements. In addition, certain bank deposits of the Group in the sum of approximately RMB177 million (compared with approximately RMB117 million as at 31 December 2004) were pledged against the Group's certain loans and obligations in respect of certain operating leases and financial derivatives.

Debt Structure of the Group
(In RMB'000)

	Bank, other loans and corporate bonds		**Obligations under finance leases**	
	2005/12/31	2004/12/31	**2005/12/31**	2004/12/31
Within one year	**10,401,170**	8,806,051	**1,954,873**	1,705,146
In the second year	**2,747,158**	3,063,899	**1,949,802**	1,943,630
In the third to fifth years, inclusive	**4,699,654**	6,215,259	**6,071,492**	6,722,448
After five years	**5,376,067**	3,617,464	**57,377**	1,910,163
Total	**23,224,049**	21,702,673	**10,033,544**	12,281,387

A significant portion of the Group's debts will fall due within one year. The Group expects to meet its liabilities with bank loans, internal resources and other resources as they fall due. The Group is not exposed to any insolvency risk for the reasons set out in the sections titled "Liquidity and Capital Resources" and "Objective and Policy of Financial Risk Management".

Gearing Ratio

As at 31 December 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 68.4%, which dropped by 5 percentage points from 73.0% as at 31 December 2004.

Interest Expense

In 2005, interest expense of the Group decreased from RMB1.824 billion in 2004 to RMB1.773 billion, primarily due to the repayment of certain bank loans and decrease in obligations under finance leases.

Interest Cover

In 2005, earnings before finance revenue and finance costs (including interest expense, interest income, exchange gains/losses, net gains on fuel derivatives and dividend income from available-for-sale investments), enterprise income taxes, share of profits less losses of associates, dilution gains on investments and depreciation and amortisation ("EBITDA") as computed under IFRS, divided by interest expense, were 4.62 times, compared with 4.36 times in 2004. The increase in interest cover was attributable to the decrease in interest expense and rise in EBITDA.

Capital Commitments and Contingent Liabilities

As at 31 December 2005, capital commitments of the Group increased substantially from RMB11.832 billion as at 31 December 2004 to approximately RMB38.514 billion, primarily due to commitments in the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 31 December 2005, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. Details of contingent liabilities of the Group will be set out in the Company's 2005 annual report.

Liquidity and Capital Resources

The Group finances its operations through cash inflow from operating activities and bank loans. Like many other airline groups in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2005 and 31 December 2004, net current liabilities of the Group were RMB16 billion and RMB9.053 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, in particular, a RMB7.165 billion decrease in cash and cash equivalents.

In 2005, the Group's net cash inflow from operating activities decreased by 2% to RMB6.048 billion from RMB6.156 billion in 2004. Net cash outflow from investing activities in the same period increased by 151% to RMB12.500 billion from RMB4.979 billion in 2004, primarily due to an increase in prepayment for purchase of aircraft. The Group recorded a net cash outflow in financing activities of RMB0.766 billion, primarily due to the repayment of bank loans and the distributions to shareholders pursuant to the Group's restructuring in 2004. The major sources of finance of the Group are bank loans. As at 31 December 2005, the Group had obtained bank facilities of up to RMB78.570 billion from a number of banks in the PRC.

As at 16 September 2005, the Company successfully issued corporate bonds of RMB3 billion in aggregate. The bonds received overwhelming subscription from investors upon issue and were completely taken up on the first date with more than 10-time oversubscription. Prior to this, on 25 May 2005, the Company has successfully issued short-term commercial papers in the amount of RMB2 billion.

Capital Expenditure

For 2005, the capital expenditure of the Company amounted to RMB10.547 billion. Among the capital expenditure of the Company, total investment in aircraft was RMB9.069 billion, including a prepayment of RMB6.183 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB1.478 billion, which mainly involved the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

The Group intended to fund its capital expenditure with internal generated source of funds, bank loans, corporate bonds and the proceeds from the proposed issue of A shares.

Objective and Policy of Financial Risk Management

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. The Group's strategy for managing its jet fuel price risk aims to provide itself with protection against sudden and significant price increases. Subject to the applicable laws of the PRC, the Group started to engage in fuel hedging transactions in March 2001. The subjects of hedging instruments were mainly Singapore jet fuel and Brent crude oil derivatives that are closely linked to jet fuel. In 2005, the Group applied hedging to 12.3% of the procured jet fuel, and the net gain on jet fuel derivatives was RMB222 million, representing an increase of 440% compared with 2004.

Foreign liabilities constitute a large proportion of the Group's liabilities. As at 31 December 2005, loans denominated in US dollar and Hong Kong dollar were equivalent to RMB11.352 billion and RMB224 million respectively. Appreciation of the Renminbi will benefit the Company with exchange gains. In 2005, the net exchange gains of the Group was RMB918 million (2004: net exchange losses of RMB55 million). The foreign exchange income and expenses of the Group are generally the same. The Group adopted "natural immunity" method to achieve a matching structure of income and expenses by adjusting the proportion of its liabilities in foreign currencies. The Company will continue to avoid exposure to the risk of exchange rate fluctuation by adopting a strategy that matches the income and payment in certain principal currencies.

Information on financial risk management objectives and polices in other aspects of the Group's operations will be set out in the Company's 2005 annual report.

OUTLOOK FOR 2006

2006 will be a year full of opportunities and challenges. The Company will continue to face the severe challenge of oil price hike in the international market. Besides, with the rapid growth in the PRC's aviation industry, the continued deregulation in civil aviation industry to allow investments by different entities, and the shortage in resources such as air route rights, time slots and key technicians, the Company is expected to face more intense market competition. The Company will continue to overcome these unfavourable factors, through taking full advantage of the golden opportunities arising from the 2008 Beijing Olympic Games, maintaining our strategy of building hubs and networks through strategic alliance, optimising of resources allocation and actively developing external cooperation such as code sharing arrangement and aviation alliance. Moreover, the Company will continue to promote organisational transformation, expand its service network and streamline its operation flow. The Company plans to establish an objective appraisal and performance management system to enhance its overall management standard; further improve corporate governance, strengthen the function of special committees; continue to strengthen decision-making function and improve enforceability of decisions, pay attention to risk control and the construction of internal control system, aiming to position itself as a highly recognised and most valuable and profitable airline in the PRC with international competitive strength.

SHARE CAPITAL

1. Share Capital Structure Information

The Company issued 2,805,680,000 H shares in 2004 (including 255,061,818 H shares sold by selling shareholders). In January 2005, upon the exercise of the over-allotment options granted to international underwriters, the Company issued 420,852,000 H shares, consisting of 382,592,727 new shares, 29,749,686 H shares converted from state legal person shares and 8,509,587 H shares converted from non-H foreign shares. As at 31 December 2005, the total share capital of the Company consisted of 9,433,210,909 shares with a par value of RMB1.00 each. The following table sets out the share structure of the Company as of 31 December 2005:

Category of Shares	Number of shares	Percentage of the total share capital
State legal person	4,826,195,989	51.16%
Non-H Foreign Shares	1,380,482,920	14.64%
H Shares	3,226,532,000	34.20%
	9,433,210,909	100.00%

2. Substantial Shareholders

As at 31 December 2005, to the knowledge of the directors (the "Directors"), supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the Securities and Futures Ordinance (the "SFO"), or who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) Substantial interests in the Company

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	-
CNAHC [1]	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Temasek Holdings (Private) Limited [3]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at 31 December 2005:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

3. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company, out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

4. Pursuant to the notification filed by HSBC on 18 January 2006, HSBC Halbis Partners (Hong Kong) Limited was interested in 163,840,000 H shares of the Company, accounting for 5.08% of the total issued H shares of the Company.

3. Disclosure of Interests of Directors and Supervisors

As at 31 December 2005, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at 31 December 2005, none of the Directors, supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers. For this purpose the relevant provisions of the SFO will be interpreted as if they applied to the Company's supervisors.

None of the Directors or supervisors of the Company and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31 December 2005, neither the Company nor any of it subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the year of 2005, except for the following deviations:

Relevant code provision	Deviation and considered reasons and or subsequent compliance
1. Code provision A.5.4 requires, among others, the board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") for relevant employees in respect of their dealings in the securities of the issuer.	A code of conduct regarding directors, supervisors, and relevant employees' securities transactions on terms no less exacting than the required standard set out in the Model Code was adopted by the Company on 5 September 2005.
2. Code provision E.1.2 requires, among others, the chairman of the board should attend the annual general meeting.	Our Chairman, Mr. Li Jiaxiang, who is a member of the Chinese government delegation, was required to attend the annual meeting of the International Air Transport Association and was therefore unable to attend the annual general meeting of the Company on 30 May 2005.
3. Code provisions B.1.3 and C.3.3. require for, among others, specific written terms of reference of the remuneration committee and audit committee, respectively.	The Company, as required by the relevant Code provisions, adopted written terms of reference of the remuneration committee and audit committee, on 12 April 2005.
4. Code provision A.1.3 requires, among other things, notice of at least 14 days should be given of a regular board meeting.	Meetings of the Board of the Company are convened by a 10-day notice served to all directors. The reason behind the Board's practice is that a 10-day notice served to the directors is deemed sufficient pursuant to the laws of the PRC. Article 98 of the acticles of association of the Company has been amended so that a notice of at least 14 days must be serviced to all directors before a meeting of the Board, except for extraordinary meeting. The amendment to the articles of association of the Company has been approved by the extraordinary general meeting held on 28 March 2006 and will become effective upon approval by the relevant authorities.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Having made enquiry to all directors of the Company, all directors have confirmed that they have complied with the Model Code throughout the period from 1 January 2005 to 31 December 2005.

DIVIDENDS

Pursuant to a resolution passed at the Directors' meeting on 18 April 2006, a final dividend equivalent to RMB0.2383 per 10 shares totaling approximately RMB225 million for the year ended 31 December 2005 was proposed for shareholders' approval at the annual general meeting.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any preemptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

Each of the Directors has entered into a service contract with the Company for a term of three years from 30 September 2004 other than Mr. Fan Cheng, whose service contract has a term of three years from 18 October 2004, and the service contract is thereafter subject to termination by either party giving written notice to the other party.

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

ANNUAL REPORT

The Annual Report for the year ended 31 December 2005 containing all information required by Appendix 16 of the Listing Rules will be despatched to shareholders and will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.airchina.com.cn) in due course.

FORWARD-LOOKING STATEMENT

We would like to caution readers of this announcement that the airline operations are substantially influenced by global political and economical developments. Accidental and unexpected incidents may have a material impact on our operations or the industry as a whole. This 2005 Annual Results Announcement of the Group contains, inter alia, certain forward-looking statements, such as forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to some uncertainties and risks.

AUDIT COMMITTEE

The annual results of the Company have been reviewed by the audit committee of the Board of Directors of the Company.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman of the Board

Beijing, PRC, 18 April 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 64



AIR CHINA LIMITED
中國國際航空股份有限公司

INTERIM REPORT 2005




Air China Limited >> Interim Report 2005

Contents

CORPORATE INFORMATION	2
HIGHLIGHT OF FINANCIAL INFORMATION AND OPERATING DATA	4
CHAIRMAN'S STATEMENT	7
REVIEW FOR THE FIRST HALF OF 2005	10
MANAGEMENT DISCUSSION AND ANALYSIS	15
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	21
CORPORATE GOVERNANCE	46
MISCELLANEOUS	48
GLOSSARY OF TECHNICAL TERMS	52

Corporate Information

Chinese Registered Name	:	中國國際航空股份有限公司
English Name	:	Air China Limited
Registered Office	:	9/F, Blue Sky Mansion 28 Tianzhu Road Zone A, Tianzhu Airport Industrial Zone Shunyi District Beijing, China
Principal Place of Business in Hong Kong	:	5th Floor, CNAC House 12 Tung Fai Road Hong Kong International Airport Hong Kong
Website Address	:	www.airchina.com.cn
Directors	:	Li Jiaxiang Kong Dong Wang Shixiang Yao Weiting David Muir Turnbull Ma Xulun Cai Jianjiang Fan Cheng Hu Hung Lick, Henry Wu Zhipan Zhang Ke
Supervisors	:	Zhang Xianlin Liao Wei Zhang Huilan Liu Feng Liu Guo Qing
Legal Representative of the Company	:	Li Jiaxiang
Joint Company Secretaries	:	Fan Cheng Li Man Kit *(ACIS, ACS)*
Qualified Accountant	:	Chan Wei Kwong, Joel *(FCCA, CPA)*
Authorised Representatives	:	Cai Jianjiang Li Man Kit

Corporate Information

Legal Adviser to the Company	:	Haiwen & Partners (as to PRC Law) Freshfields Bruckhaus Deringer (as to Hong Kong and English Law)
Independent Auditors	:	Ernst & Young
H Share Registrar and Transfer Office	:	Computershare Hong Kong Investor Services Limited Rooms 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Listing Venues	:	Hong Kong and London

Highlight of Financial Information and Operating Data

1. MAJOR ACCOUNTING FIGURES AND FINANCIAL INDICATORS

	For the six months ended 30 June 2005 RMB'000	For the six months ended 30 June 2004 RMB'000	Change (%)
Operating revenues	**16,938,532**	14,773,359	14.7
Profit from operations	**1,397,345**	1,790,742	-22.0
Profit before tax	**912,721**	1,193,237	-23.5
Net profit after tax (including minority interests)	**642,392**	834,435	-23.0
Minority interests	**51,139**	46,083	11.0
Net profit attributable to equity holders of the parent	**591,253**	788,352	-25.0
Earnings per share – Basic (RMB)	**6.3 cents**	12.1 cents	-47.9
Return on owners' equity (%)	**3.23%**	10.30%	-68.6

	As at 30 June 2005 RMB'000	As at 31 December 2004 RMB'000	Change (%)
Total assets	**66,795,197**	66,689,269	0.2
Total liabilities	**47,009,428**	48,660,727	-3.4
Minority interests	**1,476,165**	1,480,287	-0.3
Owners' equity (excluding minority interests)	**18,309,604**	16,548,255	10.6
Owners' equity per share (RMB)	**1.95**	2.50	-22.0

Highlight of Financial Information and Operating Data

2. SUMMARY OF MAJOR OPERATING DATA

(Including entire Air China Cargo Co., Ltd. ("Air China Cargo") and excluding Air Macau Company Limited ("Air Macau"))

	For the six months ended 30 June 2005	For the six months ended 30 June 2004	Change (%)
Traffic			
RPK (in millions)	**23,906.6**	21,141.2	13.1
International	**9,914.7**	8,652.6	14.6
Domestic	**13,177.4**	11,835.4	11.3
Hong Kong and Macau	**814.5**	653.2	24.7
RFTK (in millions)	**1,280.1**	1,225.2	4.5
International	**956.7**	943.7	1.4
Domestic	**295.6**	253.7	16.5
Hong Kong and Macau	**27.8**	27.9	-0.4
Passengers carried (in thousands)	**12,588.5**	11,135.8	13.0
International	**2,141.0**	1,814.2	18.0
Domestic	**10,041.5**	8,999.0	11.6
Hong Kong and Macau	**406.0**	322.6	25.9
Cargo and mail (in tonnes)	**340,889.0**	312,605.0	9.0
Kilometers flown (in millions)	**181.0**	159.6	13.4
Block hours (in thousands)	**278.4**	239.2	16.4
Number of flights	**100,489**	87,844	14.4
International	**14,611**	13,076	11.7
Domestic	**82,083**	71,654	14.6
Hong Kong and Macau	**3,795**	3,114	21.9
RTK (in millions)	**3,416.6**	3,116.9	9.6
Capacity			
ASK (in millions)	**33,245.0**	30,815.8	7.9
International	**13,800.0**	12,955.0	6.5
Domestic	**18,191.2**	16,761.3	8.5
Hong Kong and Macau	**1,253.8**	1,099.5	14.0
AFTK (in millions)	**2,390.6**	2,315.9	3.2
International	**1,696.2**	1,644.0	3.2
Domestic	**636.6**	621.7	2.4
Hong Kong and Macau	**57.8**	50.2	15.1
ATK (in millions)	**5,382.6**	5,089.3	5.8

2. SUMMARY OF MAJOR OPERATING DATA *(Continued)*

(Including entire Air China Cargo and excluding Air Macau)

	For the six months ended 30 June 2005	For the six months ended 30 June 2004	Change (%)
Load factor			
Passenger load factor (RPK/ASK)	**71.9%**	68.6%	3.3 ppt
International	**71.8%**	66.8%	5.0 ppt
Domestic	**72.4%**	70.6%	1.8 ppt
Hong Kong and Macau	**65.0%**	59.4%	5.6 ppt
Cargo and mail load factor (RFTK/AFTK)	**53.5%**	52.9%	0.6 ppt
International	**56.4%**	57.4%	-1.0 ppt
Domestic	**46.4%**	40.8%	5.6 ppt
Hong Kong and Macau	**48.1%**	55.6%	-7.5 ppt
Yield			
Yield per RPK (RMB)	**0.55**	0.54	1.9
International	**0.50**	0.48	4.2
Domestic	**0.58**	0.58	0
Hong Kong and Macau	**0.67**	0.68	-1.5
Yield per RFTK (RMB)	**1.03**	0.98	5.1
International	**1.09**	1.03	5.8
Domestic	**0.70**	0.66	6.1
Hong Kong and Macau	**2.16**	1.87	15.5
Fleet			
Total number of aircraft in service at period end	**160**	136	17.6
Daily utilization (block hours per day per aircraft)	**10.2**	10.1	1.0

Chairman's Statement

Dear shareholders,

2005 is the first year following the restructuring and listing of the Company. Shares offered under the international offering and the Hong Kong public offering at the end of last year were 40 times and 21 times oversubscribed respectively. On 7 January 2005, the international underwriters exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004, marking the successful conclusion of our H share offering. On behalf of the board of directors, I would like to express our sincere gratitude to you, as our shareholders, for your support and trust.

During the first half of 2005, the Company maintained its leading position in the aviation market in China while sustaining a strong and steady growth and at the same time, ensuring flight safety. For the six months ended 30 June 2005, the Group (including the Company, its subsidiaries and joint ventures) recorded operating revenues of RMB16.939 billion, representing a growth of 14.7% compared to the corresponding period last year. Passenger services and cargo and mail operations performed well, with passenger traffic reaching 12.5885 million persons and cargo traffic of 340,889 tonnes, representing an increase of 13.0% and 9.0% respectively, compared to the corresponding period last year. However, rising jet fuel prices and increasing competition have significantly affected the operations and profitability of the Group. During the first six months of 2005, the profit from operations of the Group was RMB1,397 million, representing a decrease of 22.0% compared to the corresponding period last year. Although jet fuel prices remain high, the Company managed to maintain the highest profitability among other domestic airlines in the aviation market in China. This was achieved through adopting various effective measures to improve cost controls, budget management and marketing initiatives.

The Company has continued to value safe services and accident prevention and is committed to establishing a mechanism for maintaining long-term operational safety. In the first half of 2005, the Company recorded 278,000 accident-free flight hours, representing an increase of 16.4%, compared to the same period last year. Incident rate per 10,000 flight hours and material error rate per 10,000 flight hours decreased by 89% and 63% respectively, compared to the corresponding period last year. To improve the Company's safety management standards and to ensure that its record of providing safe services is maintained, the Company will continue to establish a long-term operational safety mechanism, further develop its safety standards and its safety management system, as well as further invest in promoting flight safety.

Chairman's Statement

Since the listing of its shares, the Company has been steadily expanding its hubs and network with a particular focus on strengthening its key bases in Beijing, Shanghai and Chengdu and shifting its capacity to its major markets. The Company also firmly believes in the growth potential of the aviation market between PRC and Hong Kong and Macau and has been actively enhancing its presence in these markets through improving connection between the two aviation markets. The Company and Cathy Pacific entered into a Marketing Cooperation Memorandum on 19 May 2005, pursuant to which the two parties made code share arrangements for their Beijing-Hong Kong flights. These developments have reinforced the competitiveness and network connections of the Company, thereby further consolidating the synergy between international, domestic and regional flight routes. With Beijing as its central hub, the Company will further optimise its flight routes with a balanced focus on both international and domestic as well as passenger and cargo operations.

The Company is committed to establishing a sales network that effectively complements its flight routes. While maintaining the development efforts in its dominant regions, the Company focused on reinforcing sales in the eastern, south-western and north-eastern parts of the PRC. On the international level, the Company concentrated on increasing sales in Japan, Korea and Europe through implementing a system that coordinates seat control, pricing and revenue. The Company enhanced the overall profitability of its network through strengthening sales of connecting flights tickets, enhancing direct sales, promoting electronic tickets and expanding its regular customers base.

The Company continued to reinforce its cooperation with peer companies. At present, the Company has entered into code-sharing arrangements with 18 airlines and is making steady progress in the formation of an alliance.

In the first half of 2005, the Company commenced the upgrade project for the first class and business class cabins of 15 wide body aircraft. Besides, it continued to improve its service quality by providing safe, convenient, comfortable and customised services to passengers. The Company's ability to leverage on brand name recognition has been further enhanced with increasing awareness of its brand. The brand value and influence of the Company were further boosted after it became the sole airline partner of the 2008 Beijing Olympics.

The Company continued its restructuring to optimise its internal management and organisation structure. For the first half of 2005, the Company successfully completed the consolidation of its business segments by streamlining its management structure and by improving its human resources management system. Building on this, the Company will continue to restructure and reform, so as to reinforce operational control and enhance the overall management standard and operational efficiency of the Company.


Chairman's Statement

The Company has set its mission whereby it will strive to become one of the most recognised mainstream airlines in the PRC, as well as being the leading airlines company in terms of value, profitability and international competitiveness. Despite the surge of jet fuel prices, the aviation industry in China maintains its rapid growth and the Company expects to remain profitable. The Company will continue to invest in its operations in order to leverage on economies of scale to enhance its profits, focus on its strategy of differentiating from its competitors and to maximise return for its shareholders and the value of the Company.

Lastly, on behalf of the board of directors, I would like to express my gratitude to our management and staff for their professionalism and dedication while creating value for the shareholders.

Li Jiaxiang
Chairman

Beijing, 5 September 2005

Review for the First Half of 2005

REVIEW OF OPERATIONS

During the first half of 2005, the Chinese economy and the aviation market continued to grow, thereby maintaining the growth in the demand for airline services. However, the sharp increase in jet fuel costs and seasonal fluctuations of air travel exerted relatively substantial pressure on operations in the aviation industry. The rising jet fuel price increased the operating costs of the Group. Without compromising flight safety, the Group has adopted various measures to improve cost controls and efficiency.


Operating Revenues (RMB100 million)
169.39
147.73
335.21
246.41
249.84
227.36
Revenues from passenger services (RMB100 million)
139.27
121.52
276.65
190.30
198.15
180.50
Revenues from cargo and mail services (RMB100 million)
16.75
13.85
31.70
43.92
40.32
32.98
First half of 2005
First half of 2004
2004
2003
2002
2001

For the six months ended 30 June 2005, the Group's operating revenue was RMB16.939 billion, representing an increase of 14.7% compared to the corresponding period last year. Most of our operating revenues were generated from air traffic businesses. In the first half of 2005, air traffic revenues accounted for 92.1% of operating revenues. Among this, revenues from passenger services and from cargo and mail services accounted for 82.2% and 9.9% of operating revenues respectively.

During the first six months of 2005, revenues from passenger services were RMB13.927 billion, representing an increase of 14.6% compared to the corresponding period last year. The capacity of passenger traffic in available seat kilometres ("ASKs") was 33.245 billion kilometres, representing an increase of 7.9% compared to the corresponding period last year. Passenger load factor was 71.9%, representing an increase of 3.3 percentage points compared to the corresponding period last year. During the first six months of 2005, revenues from cargo and mail services were RMB1.675 billion, representing an increase of 21.0% compared to the corresponding period last

year. Cargo transport capacity in available freight tonne-kilometres ("AFTKs") was 2.391 billion tonnes kilometres (including entire cargo transport capacity in AFTKs of Air China Cargo, a 51%-owned joint venture of the Company), representing an increase of 3.2% compared to the corresponding period last year. The cargo and mail load factor was 53.5%, representing an increase of 0.6 percentage point compared to the corresponding period last year. During the first six months of 2005, the daily utilization of aircraft was 10.2 hours, representing an increase of 0.1 hour compared to the corresponding period last year. The load factor was 63.5%, representing an increase of 2.3 percentage points from the corresponding period last year.

For the six months ended 30 June 2005, operating expenses of the Group was RMB15.541 billion, representing an increase of RMB2.559 billion compared to the corresponding period last year. Among the operating expenses, jet fuel costs were RMB5.062 billion, representing an increase of RMB1.449 billion compared to the corresponding period last year. Jet fuel costs as a percentage of operating expenses increased from 27.8% in the corresponding period last year to 32.6% for the six months ended 30 June 2005. The Group endeavoured to take measures to conserve fuel and enhance efficiency. Through reducing fuel consumption and jet fuel hedging, the Group has successfully achieved a cost savings of RMB93.53 million. In addition, the collection of fuel surcharge also helped to relieve the pressure of rising jet fuel costs.

BUSINESS REVIEW

Network Construction: For the six months ended 30 June 2005, the Company operated a total of 100,489 flights (including all flights operated by Air China Cargo), serving 72 domestic and 36 international and regional destinations. We offered an average of 3,811 scheduled passenger flights and 34 scheduled cargo flights weekly. We mainly allocated our capacity to major markets. For international routes, the Company has increased flight frequency for the more profitable routes and has introduced a new route between Weihai and Seoul. As for regional operations, a new flight route serving Hangzhou and Hong Kong was opened, and the Lhasa – Chengdu – Hong Kong route was re-established. For domestic routes, the Company has strengthened the transport capacity for routes between the central hub of Beijing and other bases, routes originating from Beijing, as well as routes that complement our network and routes that are relatively profitable.

Hubs Building: The Company further strengthened its influence in the Beijing aviation hub through adjusting its transport capacity, improving flights connection and allocating appropriate aircraft models. For the six months ended 30 June 2005, the Company increased the number of aircraft serving the Beijing hub to 97 aircraft and has secured 350 more time slots per week in the Beijing Capital International Airport compared to the corresponding period last year. The Company had a market share of 44.1% in Beijing during the first six months of 2005, representing an increase of 0.4 percentage point compared to the corresponding period last year. Meanwhile, the Company continued to optimize its network connection around Chengdu. Three CRJ aircraft were wet-leased from Shandong Airlines to expand the western PRC market with a base in Chengdu. We also reinforced our operations in our Shanghai base in line with the continuing trend of Shanghai's development into an important hub in the international air traffic network. The Company has further expanded its transport capacity of routes originating from Shanghai. In addition, the Company secured the rights to operate 5 new domestic routes, including one between Shanghai and Kunming. New flight routes in operation include the Shanghai – Guangzhou and Shanghai – Kunming routes, which further reinforce Shanghai's role as an important hub and cargo base for the Company.

Review for the First Half of 2005

Fleet Maintenance: The fleet of the Company continued to expand. In the first half of the year, a total of 9 aircraft were introduced into the fleet. As at 30 June 2005, we (including the entire Air China Cargo) operated a fleet of 160 aircraft with an average age of 8.3 years.

	Self-owned	Finance Lease	Operating Lease	Wet Lease	Custody	Total
Boeing	64	38	25	–	–	127
Airbus	14	8	5	1	–	28
CRJ-200	–	–	–	3	–	3
Business jets	–	–	1	–	1	2
Total	78	46	31	4	1	160

Note: The Boeing aircraft include five cargo freighters of Air China Cargo.

On 26 January 2005, the Company and Air China Group Import and Export Trading Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations, such as Lhasa. On 28 January 2005, the Company, other PRC airlines, China Aviation Supplies Import and Export Group Corporation, and Boeing Company entered into a framework agreement regarding the acquisition of Boeing 787 aircraft. On 8 August 2005, the Company and Boeing Company entered into a formal agreement for the purchase of 15 Boeing 787 aircraft. On the same date, the board of directors resolved to place orders for 4 A319 aircraft from Airbus S.A.S. On 8 August 2005, the Company and Hong Kong Dragon Airlines Limited ("Dragonair") entered into an agreement whereby the Company wet leased 1 A330 and 1 A320 aircraft from Dragonair. In the first half of 2005, the Company also signed a letter of intent with each of GECAS, Sunrock and ILFC, pursuant to which the Company will lease a total of 12 Boeing 737-800 aircraft from these companies. The above proposed purchase and lease of aircraft will further enhance the passenger traffic capacity of the Company's fleet, and thereby providing more comfortable services to passengers.

Market Expansion: The Company has been actively enhancing its marketing efforts. The Company has actively promoted the sales of connecting flight tickets, increased transit flights and established a pricing scheme for connecting flights. For the years ended 2003 and 2004 and the six months ended 30 June 2005, income from connecting flights was RMB2.7 billion, RMB7.6 billion and RMB3.8 billion respectively. It is expected that such income will continue to grow rapidly. The Company has been actively acquiring major customers and has secured 458 new direct sales customers. The electronic tickets business also enjoyed steady growth. Electronic tickets were offered in 60 airports within the PRC and in Hong Kong, while preparation for electronic tickets sales points in the US was completed. In addition, our frequent flyers membership continued to expand to 2.47 million members.

In a travellers' satisfaction survey held in early 2004, the Company was granted the Excellence Award for Travellers' Satisfaction and Excellence Award for Service Brand in the category of airlines carrying over 15 million passengers. In a public aviation service evaluation survey in 2005, the Company was honoured with the highest award of "Benchmark Brand Name for the Year". In a survey on freighter's service quality, Air China Cargo was awarded the Best Integrated Services Award for Air Freighters.

EMPLOYEES

As at 30 June 2005, the Company had 18,289 employees and its subsidiaries and joint ventures had 10,026 employees.

For the six months ended 30 June 2005, the Company has implemented a comprehensive training programme. Under the programme, expert technicians received special operational training, while management of various departments at the deputy general manager level or above also received training in rotation. In addition, relevant training programmes were also arranged for other staff.

MATERIAL EVENTS

On 7 January 2005, the international underwriters exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004, in respect of the over-allotment shares (equivalent to approximately 15% of the H shares of the Company (the "H Shares") initially offered under the global offering of the H Shares) solely to cover the over-allocations in the international offering. The Company issued and allotted, and China National Aviation Holding Company ("CNAHC") and China National Aviation Corporation (Group) Limited ("CNACG") offered, 382,592,727, 29,749,686 and 8,509,587 over-allotment shares respectively, in each case at HK$2.98 per H Share (being the offer price per H Share under the international offering, exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee). The net proceeds of approximately HK$1.1 billion (net of various costs, which mainly comprise underwriting commission, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) from the issue of 382,592,727 over-allotment shares will be used by the Company for the acquisition of various aircraft and repayment of liabilities due within one year.

On 26 January 2005, the Company and Air China Group Import and Export Trading Company Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations, such as Lhasa.

On 25 May 2005, the Company obtained confirmation from the People's Bank of China regarding a proposed issue of short-term commercial papers. The Company issued short-term commercial papers totalling RMB2 billion, which were listed and traded on the inter-bank debenture markets. The proceeds from the issue of short-term commercial papers will be applied as working capital.

On 30 May 2005, at the Annual General Meeting for the year ended 31 December 2004, Mr. David Muir Turnbull was elected a director of the Company.

POST BALANCE SHEET EVENTS

Subsequent to 30 June 2005, domestic airlines within China, including the Company, were permitted to levy fuel surcharges for domestic routes (excluding routes between Mainland China and Hong Kong and Macau) to partially offset the rise in jet fuel costs. For the period between 1 August 2005 to 31 December 2005, domestic airlines are permitted to levy fuel surcharges of RMB20 and RMB40 per person for passengers travelling a flight distance of below and over 800 km respectively.

Since 5 July 2005, Mr. Zheng Baoan has been appointed in place of Mr. Fan Cheng as a new joint company secretary of the Company. This change of joint company secretary has been approved by the Board of the Company and was disclosed in an announcement dated 11 July 2005.

On 21 July 2005, the People's Bank of China announced the introduction of a regulated, managed floating exchange rate system in the PRC based on market supply and demand and with reference to a basket of currencies. Removal of the peg to the US dollar allowed more flexibility for the exchange rate system of the Renminbi. On 21 July 2005, the exchange rate between the US dollar and Renminbi was adjusted to US$1 to RMB8.11. The Board of the Company believes that such appreciation of RMB will not have any adverse effect on the operating results and financial position of the Group.

On 8 August 2005, the Company and the Boeing Company entered into an agreement in respect of the purchase of 15 Boeing 787 aircraft, which has been disclosed in a public announcement. The transaction has been approved by the Board and CNAHC, the controlling shareholder of the Company. A circular in this regard has been despatched to the shareholders on 30 August 2005.

At the employees' representatives meeting held on 27 August 2005, Mr. Liu Guo Qing has been appointed a supervisor of the Company. Upon his appointment, Mr. Liu has become a representative of employees on the supervisory committee of the Company. Such appointment of supervisor has been disclosed in an announcement published on 31 August 2005.

Management Discussion and Analysis

The unaudited condensed consolidated interim financial statements of the Group set out from pages 21 to 45 of this Interim Report, comprising the condensed consolidated income statement, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and notes to the condensed consolidated interim financial statements, were prepared in accordance with International Financial Reporting Standards ("IFRS"). The following discussion and analysis are designed to assist the reader in understanding the information provided in this Interim Report so as to fully comprehend the financial results and financial position of the Group as a whole.

PROFIT FROM OPERATIONS AND NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

For the six months ended 30 June 2005, the Group's profit from operations was RMB1,397 million, representing a decrease of 22.0% compared to the corresponding period in 2004. Net profit attributable to equity holders of the parent amounted to RMB591 million, representing a decrease of 25.0% compared to the corresponding period in 2004. The decreases in profit from operations and net profit attributable to equity holders of the parent were mainly due to the rising jet fuel price.

The consolidated income statement includes the operating results of all associates of the Group. For the six months ended 30 June 2005, share of profits less losses from associates was RMB151 million, representing a decrease of 20.8% from the corresponding period last year, primarily due to the decrease in profits from two associates, namely Dragonair and Shenzhen Airlines.


First Half of 2005
1,397
591
First Half of 2004
1,791
788
2004
4,485
2,386
2003
2,284
160
2002
3,284
500
2001
3,286
948
Profit from Operations
Net Profit Attributable to Equity Holders of the Parent
(Unit: RMB million)

PROFIT CONTRIBUTION BY BUSINESS SEGMENTS

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Airline operations	**1,213,647**	1,670,086	-27.3
Engineering services	**96,697**	41,585	132.5
Airport terminal services	**61,945**	53,444	15.9
Others	**25,056**	25,627	-2.2
Profit from operations	**1,397,345**	1,790,742	-22.0

EARNINGS PER SHARE

For the six months ended 30 June 2005, the Group's interim earnings per share was RMB0.06, a decrease of 47.9% compared to RMB0.12 for the corresponding period in 2004. This was mainly due to a 25.0% decrease in the net profit attributable to equity holders of the parent compared to the same period in 2004 and the initial public offering of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 additional shares in the beginning of 2005, which increased the weighted average number of shares compared to the corresponding period last year. Details of earnings per share are set out in note 7 to the unaudited condensed consolidated interim financial statements.

OPERATING REVENUES

For the six months ended 30 June 2005, the Group's operating revenue was RMB16.939 billion, representing an increase of 14.7% compared to the corresponding period last year. Revenues from passenger services of the Group were subject to the seasonality of the aviation industry in the PRC. The peak season of the aviation industry falls between July and October each year with the highest demand for passenger services during that period. As such, the Group's revenue from passenger services in the first half of the year is generally lower than that in the second half.

REVENUE CONTRIBUTION BY BUSINESS SEGMENTS

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Airline operations	**16,569,472**	14,410,881	15.0
Of which:			
Passenger	**13,927,279**	12,151,881	14.6
Cargo and mail	**1,675,433**	1,384,951	21.0
Engineering services	**131,518**	128,798	2.1
Airport terminal services	**131,484**	109,381	20.2
Others	**106,058**	124,299	-14.7
Operating revenue	**16,938,532**	14,773,359	14.7

REVENUE CONTRIBUTION BY GEOGRAPHICAL SEGMENTS

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Domestic	**8,521,194**	7,820,767	9.0
Hong Kong/Macau	**1,165,547**	843,209	38.2
Europe	**2,321,126**	1,834,105	26.6
North America	**1,326,233**	1,214,476	9.2
Japan/Korea	**2,047,609**	1,576,652	29.9
Asia Pacific, others	**1,556,823**	1,484,150	4.9
Operating revenue	**16,938,532**	14,773,359	14.7


9.19%
12.09%
10.05%
10.67%
7.83%
Inner Ring: First half of 2004
Outer Ring: First half of 2005
12.41%
52.94%
5.71%
13.70%
50.31%
6.88%
Domestic
Hong Kong/Macau
Europe
North America
Japan/Korea
Asia Pacific, others

OPERATING EXPENSES

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. For the six months ended 30 June 2005, the Group recorded an increase of RMB2.559 billion compared to the same period in 2004, primarily as a result of the rising jet fuel costs and depreciation charge. The rise in jet fuel costs was attributable to the increased fuel consumption and the substantial increase in jet fuel prices.

Depreciation charges increased due to the adoption of the revised treatment of IAS 16 *Property, Plant and Equipment* and fleet expansion. The decrease in aircraft maintenance, repair and overhaul expenses primarily arose from the adoption of the revised treatment of IAS 16. Details on the accounting policies and revised treatment of IAS 16 are set out in note 1 to the unaudited condensed consolidated interim financial statements.

PRINCIPAL OPERATING EXPENSES

	For the six months ended 30 June		
	2005	2004	Change
	RMB'000	RMB'000	(%)
Jet fuel	**5,061,760**	3,612,602	40.1
Take-off, landing and depot charges	**2,172,296**	2,042,489	6.4
Depreciation	**2,456,709**	1,676,308	46.6
Aircraft maintenance, repair and overhaul	**548,508**	1,239,339	-55.7
Employee compensation costs	**1,413,632**	1,263,777	11.9
Air catering expenses	**610,343**	532,535	14.6

HEDGING INSTRUMENTS

Pursuant to approval by the board of directors, the Company engaged in jet fuel forward contracts to hedge its fuel exposure. The hedging position in oil and oil-derivative products held by the Company in 2005 was restricted to a maximum of 30% of its jet fuel consumption. As of 30 June 2005, the total jet fuel hedging position of the Company was equivalent to 4.5% of its jet fuel consumption in the first half of the year.

MANAGEMENT OF EXCHANGE RISK

The foreign exchange income and expenses of the Company are generally the same. The Company achieved a matching structure of income and expenses by adjusting the proportion of its liabilities in foreign currencies, such that no hedging is required. The Company will continue to avoid exposure to exchange risks by adopting a strategy that corresponds the income and payment of certain principal currencies.

Since foreign liabilities constitute a larger proportion of the Group's liabilities, appreciation of the Renminbi will benefit the Company with exchange gains.

ANALYSIS OF ASSETS

As at 30 June 2005, the Group had total assets of RMB66.795 billion, representing an increase of 0.2% from 31 December 2004. Of the total assets, current assets accounted for 22.9%, or RMB15.311 billion, while non-current assets accounted for 77.1%, or RMB51.484 billion. Among the current assets, cash and cash equivalents decreased by 25.8% to RMB7.220 billion from 31 December 2004 to 30 June 2005, while trade receivables increased by 11.3% to RMB2.631 billion from 31 December 2004 to 30 June 2005. Among the non-current assets, property, plant and equipment accounted for RMB43.249 billion, representing a decrease of 0.4% from 31 December 2004.

ASSETS MORTGAGE

As at 30 June 2005, the Group mortgaged certain aircraft with an aggregate carrying amount of approximately RMB27.081 billion (compared to RMB28.585 billion as at 31 December 2004) pursuant to certain loan and lease agreements. Details of the mortgage are set out in note 10 to the unaudited condensed consolidated interim financial statements.

As at 30 June 2005, certain of the Group's bank deposits of approximately RMB165 million (compared to RMB117 million as at 31 December 2004) were pledged against the Group's bank and other loans, and obligations in respect of certain operating leases and financial derivatives.

Details of external guarantees of the Group are set out in note 17 to the unaudited condensed consolidated interim financial statements.

DEBT STRUCTURE OF THE GROUP

	Bank and other loans		Obligations under finance leases	
	As at 30 June 2005 RMB billion	As at 31 December 2004 RMB billion	**As at 30 June 2005 RMB billion**	As at 31 December 2004 RMB billion
Short-term	**9.220**	8.806	**2.048**	1.705
Long-term	**11.441**	12.897	**9.180**	10.576

The Company has sufficient liquidity and expects to meet its liabilities by internal resources, bank loans and other resources as they fall due.

GEARING RATIO

As at 30 June 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 70.4%, dropped by 2.6 percentage points from 73.0% as at 31 December 2004.

INTEREST EXPENSE

For the six months ended 30 June 2005, interest expense of the Group decreased from RMB917 million in the corresponding period last year to RMB903 million, primarily due to the repayment of bank loans and decrease in obligations under finance leases.

INTEREST COVER

For the six months ended 30 June 2005, interest cover, representing net profit attributable to equity holders of the parent excluding interest expenses, taxes, depreciation and amortization ("EBITDA") divided by interest expense, was 4.7 times, compared to 4.1 times for the corresponding period in 2004. The increase in interest cover was attributable to the decrease in interest expense and rise in EBITDA.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2005, the Group had capital commitments of approximately RMB23.149 billion, primarily for the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 30 June 2005, the Group committed to make a capital contribution of approximately RMB372 million (US$45 million) to a joint venture.

Details of capital commitments of the Group as at 30 June 2005 are set out in note 18 to the unaudited condensed consolidated interim financial statements.

In respect of the civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) as disclosed in paragraph (c) of Note 41 to the consolidated financial statements for the year ended 31 December 2004 in the Company's 2004 annual report, Air China International Corporation, AIE and other parties entered into a settlement agreement with New Link Consultants Limited ("NLC") on 20 July 2005, pursuant to which AIE agreed to pay a settlement amount of US$195,250 to NLC. The settlement amount was fully paid by AIE to NLC on 10 August 2005.

Save as disclosed above and in note 17 to the unaudited condensed consolidated interim financial statements, there have been no material adverse changes in the contingent liabilities of the Group since 31 December 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital needs through cash inflows from operating activities and bank loans. Like many other airlines in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2004 and 30 June 2005, net current liabilities of the Group were RMB6.860 billion and RMB8.844 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, in particular, a RMB2.514 billion decrease in cash and cash equivalents.

CAPITAL EXPENDITURE

During the six months ended 30 June 2005, the capital expenditure of the Company amounted to RMB3.792 billion. The Company's total investment in aircraft was RMB3.362 billion, including a prepayment of RMB2.682 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB430 million, which mainly involved the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

DISCLOSURE REQUIRED BY THE HONG KONG STOCK EXCHANGE LISTING RULES

In compliance with paragraph 40(2) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save as disclosed herein, there has been no material change in the existing information regarding the Company in relation to those matters set out in paragraph 32 of Appendix 16 to the Listing Rules from the information in relation to the matters disclosed in the 2004 Annual Report of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2005

INTERIM RESULTS

These condensed consolidated interim financial statements have not been audited, but have been reviewed by the Company's audit committee.

	Notes	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Air traffic revenues	3	**15,602,712**	13,536,832
Other operating revenues	4	**1,335,820**	1,236,527
Turnover		**16,938,532**	14,773,359
Operating expenses			
Jet fuel		**(5,061,760)**	(3,612,602)
Take-off, landing and depot charges		**(2,172,296)**	(2,042,489)
Depreciation	10	**(2,456,709)**	(1,676,308)
Aircraft maintenance, repair and overhaul		**(548,508)**	(1,239,339)
Employee compensation costs		**(1,413,632)**	(1,263,777)
Air catering charges		**(610,343)**	(532,535)
Aircraft and jet engines operating lease expenses		**(637,757)**	(490,511)
Other operating lease expenses		**(118,011)**	(87,248)
Other flight operation expenses		**(1,572,899)**	(1,130,826)
Selling and marketing expenses		**(692,452)**	(658,412)
General and administrative expenses		**(256,820)**	(248,570)
Total operating expenses		**(15,541,187)**	(12,982,617)
Profit from operations	9	**1,397,345**	1,790,742
Finance costs	5	**(635,925)**	(788,561)
Share of profits less losses from associates		**151,301**	191,056
Profit before tax		**912,721**	1,193,237
Tax	6	**(270,329)**	(358,802)
Profit for the period		**642,392**	834,435
Attributable to:			
Equity holders of the parent		**591,253**	788,352
Minority interests		**51,139**	46,083
		642,392	834,435
Earnings per share – Basic	7	**6.3 cents**	12.1 cents
– Diluted	7	**–**	–

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2005

	Notes	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
NON-CURRENT ASSETS			
Property, plant and equipment	10	**43,249,405**	43,441,637
Lease prepayments	11	**918,719**	933,898
Interests in associates		**3,883,988**	4,001,521
Advance payments for aircraft and related equipment		**2,113,727**	632,154
Due from CNAHC		**581,813**	631,813
Deposits for aircraft under operating leases		**154,387**	137,583
Other investments		**21,666**	21,666
Deferred tax assets		**560,563**	776,084
		51,484,268	50,576,356
CURRENT ASSETS			
Financial assets		**71,055**	–
Trade receivables	12	**2,631,351**	2,364,816
Inventories		**820,881**	743,288
Prepayments, deposits and other receivables	13	**4,374,174**	3,108,588
Due from other CNAHC group companies		**28,839**	44,916
Pledged deposits		**164,323**	117,231
Cash and cash equivalents		**7,220,306**	9,734,074
		15,310,929	16,112,913
TOTAL ASSETS		**66,795,197**	66,689,269
CURRENT LIABILITIES			
Trade payables	14	**5,059,258**	4,443,608
Bills payable		**818,344**	362,033
Other payables and accruals	15	**4,551,359**	3,920,287
Provision for major overhauls		**23,767**	28,130
Air traffic liabilities		**1,372,271**	1,215,770
Tax payable		**65,581**	186,055
Obligations under finance leases		**2,047,703**	1,705,146
Bank and other loans		**9,219,576**	8,806,051
Due to shareholders		**967,835**	2,256,117
Due to other CNAHC group companies		**29,561**	49,617
		24,155,255	22,972,814
NET CURRENT LIABILITIES		**8,844,326**	6,859,901
TOTAL ASSETS LESS CURRENT LIABILITIES		**42,639,942**	43,716,455

Condensed Consolidated Interim Financial Statements

	Notes	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
NON-CURRENT LIABILITIES			
Obligations under finance leases		**9,179,897**	10,576,241
Bank and other loans		**11,441,276**	12,896,622
Long-term payables		**376,078**	446,311
Deferred income		**1,064,381**	1,102,853
Provision for major overhauls		**600,244**	470,698
Provision for early retirement benefits obligations		**192,297**	195,188
		22,854,173	25,687,913
NET ASSETS		**19,785,769**	18,028,542
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Issued share capital	*16*	**9,433,211**	9,050,618
Reserves		**8,876,393**	7,497,637
		18,309,604	16,548,255
MINORITY INTERESTS		**1,476,165**	1,480,287
TOTAL EQUITY		**19,785,769**	18,028,542

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005

	Attributable to equity holders of the parent							
(Unaudited)	Owners' equity RMB'000	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
As at 1 January 2005	-	9,050,618	6,942,422	93,020	462,195	16,548,255	1,480,287	18,028,542
Profit for the period	-	-	-	-	591,253	591,253	51,139	642,392
Issue of new shares *(note 16 (b))*	-	382,593	787,503	-	-	1,170,096	-	1,170,096
Dividend paid	-	-	-	-	-	-	(55,261)	(55,261)
As at 30 June 2005	-	9,433,211	7,729,925	93,020	1,053,448	18,309,604	1,476,165	19,785,769

	Attributable to equity holders of the parent							
(Audited)	Owners' equity RMB'000 *(note a)*	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
As at 1 January 2004	6,892,869	-	-	-	-	6,892,869	1,422,380	8,315,249
Capital contributions	17,084	-	-	-	-	17,084	-	17,084
Profit for the period	788,352	-	-	-	-	788,352	46,083	834,435
Distribution *(note 8)*	(40,969)	-	-	-	-	(40,969)	(6,125)	(47,094)
As at 30 June 2004	7,657,336	-	-	-	-	7,657,336	1,462,338	9,119,674

Note:

(a) Pursuant to the Restructuring as set out in note 1 and note 16 to the unaudited condensed consolidated interim financial statements, the owners' equity at 30 June 2004 was converted into part of the Company's share capital of RMB6,500 million of RMB1.00 each and capital reserve upon the incorporation of the Company on 30 September 2004.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**4,693,402**	2,069,019
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	**(5,086,756)**	(695,128)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES	**(2,119,154)**	(1,781,076)
Effect of exchange rate changes on cash and cash equivalents	**3,775**	27,726
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(2,508,733)**	(379,459)
Cash and cash equivalents at beginning of period	**9,413,224**	2,589,395
Cash and cash equivalents at end of period	**6,904,491**	2,209,936
Analysis of balances of cash and cash equivalents:		
Cash and cash equivalents for balance sheet	**7,220,306**	3,255,763
Less: Non-pledged time deposits with original maturity of more than three months when acquired	**(315,815)**	(1,045,827)
Cash and cash equivalents for condensed consolidated cash flow statement	**6,904,491**	2,209,936

Condensed Consolidated Interim Financial Statements

Notes:

1. **BASIS OF PRESENTATION AND ACCOUNTING POLICIES**

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of China National Aviation Holding Company ("CNAHC"), a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(i) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(ii) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results and consolidated cash flows for the six months ended 30 June 2004 include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's directors are of the opinion that the consolidated income statement and consolidated cash flow statement prepared on this basis present fairly the consolidated results and consolidated cash flows of the Group as a whole.

The unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. In particular, the unaudited condensed consolidated interim financial statements of the Group comply with IAS 34 *Interim Financial Reporting* and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

The unaudited condensed consolidated interim financial statements of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement*.

1. **BASIS OF PRESENTATION AND ACCOUNTING POLICIES** *(Continued)*

The principal accounting policies used in the preparation of the unaudited condensed consolidated interim financial statements of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except for the following standards which have taken effect as at 1 January 2005:

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained profits of the current and prior periods or to any change in comparatives.

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998) *Property, Plant and Equipment*. There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when performed.

1. **BASIS OF PRESENTATION AND ACCOUNTING POLICIES** *(Continued)*

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the six months ended 30 June 2005 by approximately RMB595 million. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has decreased by approximately RMB399 million.

(ii) Major overhaul costs incurred for the six months ended 30 June 2005 of approximately RMB1,243 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the six months ended 30 June 2005 decreased by RMB1,243 million. In addition, the Group has derecognised and charged to the income statement for the six months ended 30 June 2005 the carrying amount of certain components of approximately RMB222 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has increased by approximately RMB684 million.

(c) IAS 24 (revised 2003) *Related Party Disclosures* replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

2. **SEGMENT INFORMATION**

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments – airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

2. **SEGMENT INFORMATION** *(Continued)*

Business segments

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2005 is as follows:

	Airline operations RMB'000 (Unaudited)	Engineering services RMB'000 (Unaudited)	Airport terminal services RMB'000 (Unaudited)	Others RMB'000 (Unaudited)	Eliminations RMB'000 (Unaudited)	Total RMB'000 (Unaudited)
REVENUES						
Sales to external customers	16,569,472	131,518	131,484	106,058	–	16,938,532
Intersegment sales	–	407,386	–	86,140	(493,526)	–
Total revenues	16,569,472	538,904	131,484	192,198	(493,526)	16,938,532
PROFIT FROM OPERATIONS						
Segment results	1,213,647	96,697	61,945	25,056	–	1,397,345

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2004 is as follows:

	Airline operations RMB'000 (Audited) (Restated)	Engineering services RMB'000 (Audited) (Restated)	Airport terminal services RMB'000 (Audited) (Restated)	Others RMB'000 (Audited) (Restated)	Eliminations RMB'000 (Audited) (Restated)	Total RMB'000 (Audited) (Restated)
REVENUES						
Sales to external customers	14,410,881	128,798	109,381	124,299	–	14,773,359
Intersegment sales	–	314,367	–	70,319	(384,686)	–
Total revenues	14,410,881	443,165	109,381	194,618	(384,686)	14,773,359
PROFIT FROM OPERATIONS						
Segment results	1,670,086	41,585	53,444	25,627	–	1,790,742

2. **SEGMENT INFORMATION** *(Continued)*

Geographical segments

The following tables present consolidated revenue information by geographical segments for the periods ended 30 June 2005 and 30 June 2004:

For the period ended 30 June 2005	Domestic RMB'000 (Unaudited)	HK/Macau RMB'000 (Unaudited)	Europe RMB'000 (Unaudited)	North America RMB'000 (Unaudited)	Japan/Korea RMB'000 (Unaudited)	Asia Pacific, others RMB'000 (Unaudited)	Total RMB'000 (Unaudited)
REVENUES							
Sales to external customers and total revenues	8,521,194	1,165,547	2,321,126	1,326,233	2,047,609	1,556,823	16,938,532

For the period ended 30 June 2004	Domestic RMB'000 (Audited) (Restated)	HK/Macau RMB'000 (Audited) (Restated)	Europe RMB'000 (Audited) (Restated)	North America RMB'000 (Audited) (Restated)	Japan/Korea RMB'000 (Audited) (Restated)	Asia Pacific, others RMB'000 (Audited) (Restated)	Total RMB'000 (Audited) (Restated)
REVENUES							
Sales to external customers and total revenues	7,820,767	843,209	1,834,105	1,214,476	1,576,652	1,484,150	14,773,359

3. **AIR TRAFFIC REVENUES**

Air traffic revenues comprise revenues from the airline operations business and are stated net of business tax. An analysis of air traffic revenues is as follows:

	Six months ended 30 June	
	2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Passenger	**13,927,279**	12,151,881
Cargo and mail	**1,675,433**	1,384,951
	15,602,712	13,536,832

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureau at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the six months ended 30 June 2004 and 2005, netted against air traffic revenues, amounted to approximately RMB350 million (audited and restated) and RMB372 million (unaudited), respectively.

4. OTHER OPERATING REVENUES

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
Bellyhold income	**711,910**	670,145
Aircraft engineering income	**131,518**	128,798
Ground services income	**131,484**	109,381
General aviation income	**94,522**	87,225
Air catering income	**65,539**	64,945
Government grants:		
(i) Recognition of deferred income	**38,472**	28,947
(ii) Fixed cash subsidy	**-**	25,000
(iii) Others	**9,676**	771
Service charges on return of unused flight tickets	**34,502**	29,835
Cargo handling service income	**33,005**	20,319
Sale of materials	**5,839**	2,300
Import and export service income	**5,974**	13,099
Training service income	**9,832**	9,937
Aircraft and related equipment lease income	**14,834**	4,670
Gain on disposal of property, plant and equipment	**170**	–
Others	**48,543**	41,155
	1,335,820	1,236,527

5. FINANCE COSTS

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
Interest expense	**903,392**	917,080
Less: Interest capitalised	**-**	(2,610)
	903,392	914,470
Less: Interest income	**(37,006)**	(6,032)
Exchange gains, net	**(175,459)**	(43,107)
Gain on fuel derivatives, net	**(55,002)**	(76,641)
Dividend income on long-term investment	**-**	(129)
	635,925	788,561

The interest capitalisation rate represented the cost of capital from raising the related borrowings and ranged from 5.58% to 5.76% per annum.

6. **TAX**

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
Current income tax:		
Mainland China	**50,204**	11,034
Hong Kong	**4,604**	1,118
Deferred income tax:		
Relating to origination and reversal of temporary differences	**215,521**	346,650
Total income tax charge for the period	**270,329**	358,802

Share of tax attributable to associates amounting to RMB20,746,000 (2004: RMB32,636,000) is included in "Share of profits less losses from associates" on the face of the unaudited condensed consolidated income statement.

7. **EARNINGS PER SHARE**

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2005 of approximately RMB591,253,000, and the weighted average of approximately 9,412,073,189 shares in issue during the period as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2004 of approximately RMB788,352,000, and the number of shares in issue during the period on the assumption that the 6,500,000,000 shares issued as at 30 September 2004, the date of incorporation of the Company, had been in issue throughout the period.

Diluted earnings per share for the six months ended 30 June 2005 and 30 June 2004 has not been calculated because no diluting events existed during these periods.

8. **DIVIDEND/DISTRIBUTION**

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividend payment is based on the lesser of (i) the net profit determined in accordance with the accounting principles and the financial regulations applicable in the PRC; and (ii) the net profit determined in accordance with IFRSs.

The Board of directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005.

The Company had a profit distribution of RMB40,969,000 (audited) for the six months ended 30 June 2004.

9. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Loss on disposal of property, plant and equipment	222,000	15,948
Amortisation of lease prepayments	9,780	111

10. PROPERTY, PLANT AND EQUIPMENT

	Aircraft and flight equipment RMB'000 (Unaudited)	Buildings RMB'000 (Unaudited)	Machinery RMB'000 (Unaudited)	Transportation equipment RMB'000 (Unaudited)	Office equipment RMB'000 (Unaudited)	Construction in progress RMB'000 (Unaudited)	Total RMB'000 (Unaudited)
At 1 January 2005, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
Additions	2,112,611	770	38,822	6,540	6,225	356,178	2,521,146
Disposals	(231,775)	(20,703)	(1,519)	(259)	(2,413)	-	(256,669)
Transfer from construction in progress	389,412	22,999	8,172	793	301	(421,677)	-
Depreciation charge for the period	(2,258,095)	(54,438)	(97,198)	(33,655)	(13,323)	-	(2,456,709)
At 30 June 2005, net of accumulated depreciation	38,731,016	2,633,488	911,744	288,961	82,845	601,351	43,249,405
At 30 June 2005							
Cost	66,073,160	3,669,673	2,084,959	1,070,719	226,743	601,351	73,726,605
Accumulated depreciation	(27,342,144)	(1,036,185)	(1,173,215)	(781,758)	(143,898)	-	(30,477,200)
Net carrying amount	38,731,016	2,633,488	911,744	288,961	82,845	601,351	43,249,405

10. **PROPERTY, PLANT AND EQUIPMENT** *(Continued)*

	Aircraft and flight equipment RMB'000 (Audited)	Buildings RMB'000 (Audited)	Machinery RMB'000 (Audited)	Transportation equipment RMB'000 (Audited)	Office equipment RMB'000 (Audited)	Construction in progress RMB'000 (Audited)	Total RMB'000 (Audited)
At 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note a)*	(267,119)	(186,169)	(86,932)	(21,673)	-	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	-	(531,365)
Transfer from construction in progress	164,788	285,156	91,393	5,177	206	(546,720)	-
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	-	(3,463,252)
At 31 December 2004, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	-	(28,050,020)
Net carrying amount	38,718,863	2,684,860	963,467	315,542	92,055	666,850	43,441,637

Note:

(a) Upon the establishment of Air China Cargo Co., Ltd. ("Air China Cargo"), a 51%-owned joint venture of the Company, the entire air cargo business and relevant air cargo assets and liabilities were transferred to Air China Cargo in 2004 in the form of the Company's capital contribution and advance to Air China Cargo.

Certain of the Group's bank and other loans are secured by certain of the Group's aircraft, which had an aggregate carrying amount of approximately RMB16,158 million (unaudited) as at 30 June 2005 (31 December 2004: RMB16,586 million (audited)).

The carrying amount of the aircraft held under finance leases as at 30 June 2005 was approximately RMB10,923 million (unaudited) (31 December 2004: RMB11,999 million (audited)). Leased assets are pledged as security for the related finance lease liabilities.

As at 30 June 2005, the Group was in the process of applying for the title certificates for certain of its buildings with an aggregate carrying amount of approximately RMB597 million (unaudited) (31 December 2004: RMB2,178 million (audited)). The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 June 2005.

11. **LEASE PREPAYMENTS**

As at 30 June 2005, the Group was in the process of applying for the title certificates for certain of its land use rights with an aggregate carrying amount of approximately RMB106 million (unaudited) (31 December 2004: RMB920 million (audited)). The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned lands. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 June 2005.

12. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables of the Group, based on invoice date and net of provision for doubtful debts, is as follows:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Within 30 days	1,803,369	1,838,756
31 to 60 days	168,310	280,382
61 to 90 days	128,378	152,548
Over 90 days	531,294	93,130
At end of period/year	2,631,351	2,364,816

Included in the Group's trade receivables is the following amount due from a joint venture:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Joint venture	462,497	412,539

13. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is a breakdown of the Group's prepayments, deposits and other receivables:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Advance payments for aircraft and related equipment acquisitions	3,591,296	2,193,458
Advances and others	400,904	324,655
Manufacturers' credits on aircraft acquisition receivable	69,069	74,518
Prepaid aircraft operating lease rentals	101,125	95,681
Receivables from sale of staff quarters	23,403	24,681
Miscellaneous deposits	188,377	395,595
	4,374,174	3,108,588

14. **TRADE PAYABLES**

An aged analysis of the Group's trade payables, based on invoice date, is as follows:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Within 30 days	2,581,907	3,108,028
31 to 60 days	1,104,110	805,858
61 to 90 days	599,494	304,943
Over 90 days	773,747	224,779
At end of period/year	5,059,258	4,443,608

Included in the Group's trade payables is the following amount due to a joint venture:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Joint venture	158,645	179,934

15. **OTHER PAYABLES AND ACCRUALS**

Set out below is a breakdown of the Group's other payables and accruals:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Provision for staff housing benefits	352,263	469,617
Accrued salaries, wages and benefits	581,378	692,510
Payable to the Social Security Bureau	876,404	–
Interest expense payable	260,358	269,928
Accruals for share issuing expenses	240	208,644
Custom duties and levies payable	819,586	742,201
Current portion of long-term payables	108,425	101,802
Current portion of deferred income	76,943	76,943
Advances from customers	270,604	294,798
Accrued operating expenses	793,771	716,548
Others	411,387	347,296
	4,551,359	3,920,287

16. **SHARE CAPITAL**

	Number of shares 30 June 2005	Nominal value 30 June 2005 RMB'000 (Unaudited)	Number of shares 31 December 2004	Nominal value 31 December 2004 RMB'000 (Audited)
Registered, issued and fully paid				
– State legal person shares of RMB1.00 each	4,826,195,989	4,826,196	4,855,945,675	4,855,946
– Non-H foreign shares of RMB1.00 each	1,380,482,920	1,380,483	1,388,992,507	1,388,992
– H shares of RMB1.00 each	3,226,532,000	3,226,532	2,805,680,000	2,805,680
	9,433,210,909	9,433,211	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the six months ended 30 June 2005 is as follows:

	Number of shares	Nominal value RMB'000 (Unaudited)
At beginning of period	9,050,618,182	9,050,618
State legal person shares converted into H shares *(note 16 (a))*	(29,749,686)	(29,750)
Non-H foreign shares converted into H shares *(note 16 (a))*	(8,509,587)	(8,509)
Share placement *(note 16 (b))*	420,852,000	420,852
At end of period	9,433,210,909	9,433,211

Pursuant to the Restructuring, and the basis of presentation thereof, as discussed in note 1, the owners' equity of the Company in the consolidated balance sheet as at 30 September 2004, the date of incorporation of the Company, was converted into the Company's share capital of RMB6,500 million of RMB1.00 each with the rest as capital reserve.

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation) to 31 December 2004 is as follows:

	Number of shares	Nominal value RMB'000 (Audited)
At date of incorporation	6,500,000,000	6,500,000
State legal person shares converted into H shares	(198,331,240)	(198,331)
Non-H foreign shares converted into H shares	(56,730,578)	(56,731)
Share placement and public offer	2,805,680,000	2,805,680
At end of the year	9,050,618,182	9,050,618

16. **SHARE CAPITAL** *(Continued)*

Notes:

(a) In January 2005, upon the exercise of the over-allotment options granted to international underwriters, the Company issued 420,852,000 H shares, consisting of 382,592,727 new shares, 29,749,686 H shares converted from State legal person shares and 8,509,587 H shares converted from non-H foreign shares, with a par value of RMB1.00 each at HK2.98 (equivalent to RMB3.17072) per share. The proceeds from the sale of the State legal person shares and non-H foreign shares aggregating approximately RMB117 million, after deducting share issue expenses of approximately RMB4 million which were borne by the Social Security Fund in connection with the sale of the State legal person shares and non-H foreign shares, were remitted to the Social Security Fund.

(b) As referred to in note 16 (a) above, the Company issued 420,852,000 H shares upon the exercise of the over-allotment options granted to international underwriters. After deducting aggregate net proceeds of approximately RMB117 million from the sale of 29,749,686 H shares converted from State legal person shares and 8,509,587 H shares converted from non-H foreign shares, which were remitted to the Social Security Fund and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H foreign shares of the Company.

17. **CONTINGENT LIABILITIES**

As at 30 June 2005, the Group had the following contingent liabilities:

(a) Pursuant to the Restructuring of CNAHC, in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, the Company entered into a restructuring agreement with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), one of the minority shareholders of the Company and is a Hong Kong incorporated company wholly owned by CNAHC, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these unaudited condensed consolidated interim financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation, the predecessor of the Company. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 30 June 2005, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of approximately RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of approximately RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact on the Group's financial position.

17. **CONTINGENT LIABILITIES** *(Continued)*

(c) The Company is one of the defendants in a lawsuit pending in the San Francisco Superior Court filed by Environmental World Watch Inc. ("EWW"). The complaint alleges that the Company and certain other commercial airlines operating in California have violated the California Safe Drinking Water and Toxic Enforcement Act (Health and Safety Code Section 25249.5). EWW alleges that the Company and these other airlines caused environmental exposure and occupational exposure from aircraft emissions without providing warnings required by the statue. Up to the date of these unaudited condensed consolidated interim financial statements, the Company has not been served with the complaint by EWW and, therefore, has not been required to appear in the court to defend against the allegation. The status of the proceedings is still preliminary and, therefore, the directors are of the view that it is not possible to estimate the eventual outcome of the claim with reasonable certainty at this stage. The directors are of the opinion that, based on advice from the Company's lawyers in the United States, even if the Company is served with the complaint and is therefore required to appear in the court, it would appear to have valid defense against this litigation and, accordingly, the directors consider that no provision for this complaint is needed.

(d) The Group has issued guarantees to banks in respect of the bank loan facilities granted to the following parties:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Joint venture	**115,000**	–
Associates	**179,000**	214,002
	294,000	214,002

18. **COMMITMENTS**

(a) **Capital commitments**

The Group had the following amounts of contractual commitments for the acquisition and construction of property, plant and equipment:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Contracted, but not provided for:		
Aircraft and flight equipment	**20,580,667**	8,750,195
Buildings	**111,975**	544,855
Others	**31,602**	8,426
	20,724,244	9,303,476
Authorised, but not contracted for:		
Buildings	**2,425,181**	2,528,544
Total capital commitments	**23,149,425**	11,832,020

18. **COMMITMENTS** *(Continued)*

(b) **Investment commitment**

As at 30 June 2005, the Company committed to make a capital contribution of approximately RMB372 million (US$45 million) (31 December 2004: RMB422 million) to a joint venture.

(c) **Operating lease commitments**

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group had the following future minimum lease payments under non-cancellable operating leases:

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
Within one year	**1,703,995**	1,140,228
In the second to fifth years, inclusive	**6,063,470**	3,215,879
Over five years	**3,160,822**	1,000,319
	10,928,287	5,356,426

19. **RELATED PARTY TRANSACTIONS**

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The directors of the Company are of the opinion that the transactions with related parties were conducted in the usual course of business.

19. RELATED PARTY TRANSACTIONS *(Continued)*

The Group had the following significant transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group) and joint ventures (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	6,010	9,050
Associates	617	2,233
	6,627	11,283
Sale of cargo space		
CNAHC Group	95,671	91,895
Charter flight service		
CNAHC Group	186,690	-
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	-	450
Joint ventures	1,735	-
	1,735	450
Aircraft engineering income		
Associates	4,750	9,474
Ground services income		
CNAHC Group	488	-
Associates	13,384	9,547
	13,872	9,547
Bellyhold income		
Joint venture	711,910	670,145
Others		
CNAHC Group	11,042	281
Joint ventures	8,122	50
Associates	3,576	266
	22,740	597
C. Included in finance costs		
Interest income		
Associates	1,024	1,224
Interest expense		
Associates	8,965	9,947

19. **RELATED PARTY TRANSACTIONS** *(Continued)*

	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
		(Restated)
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	**45,047**	50,450
Associates	**111,678**	103,157
	156,725	153,607
Air catering charges		
CNAHC Group	**24,338**	18,607
Joint ventures	**50,657**	38,527
Associates	**3,048**	-
	78,043	57,134
Repair and maintenance costs		
Joint ventures	**197,616**	209,578
Associates	**40,837**	13,491
	238,453	223,069
Sale commission expenses		
CNAHC Group	**14,950**	10,790
Management fees		
CNAHC Group	**5,088**	5,088
Others		
CNAHC Group	**47,643**	22,609
Associates	**59,551**	-
	107,194	22,609

19. **RELATED PARTY TRANSACTIONS** *(Continued)*

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
E. Deposits, loans and bills payable		
Deposits placed with an associate	**478,119**	566,985
Loans from an associate	**193,028**	481,132
Bills payable to an associate	**97,705**	–
F. Outstanding balance with related parties		
Due from CNAHC (long-term)	**581,813**	631,813
Due from other CNAHC group companies	**28,839**	44,916
Due from associates	**109,208**	90,842
Due from a joint venture	**462,497**	412,539
Due to associates	**71,473**	81,591
Due to shareholders	**967,835**	2,256,117
Due to other CNAHC group companies	**29,561**	49,617
Due to a joint venture	**158,645**	179,934

Except for the long-term amount due from CNAHC, the outstanding balances with related parties are unsecured, interest-free and have no fixed terms of repayment. The long-term amount due from CNAHC is unsecured, interest-free and is not repayable within one year from the balance sheet date.

	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited)
G. Compensation of key management personnel of the Group		
Short term employee benefit	**2,110**	1,907
Post-employment benefit	**60**	44
Total compensation paid to key management personnel	**2,170**	1,951

(a) In addition to the above, on 18 October 1997, China National Aviation Company Limited ("CNAC"), a company incorporated in Hong Kong which is 69%-owned by the Company, entered into a licence agreement with China National Aviation Corporation ("CNAC (PRC)") pursuant to which CNAC (PRC) has agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

No royalty charge was levied in respect for the use of the above trademarks during the six months ended 30 June 2005 and the year ended 31 December 2004.

19. **RELATED PARTY TRANSACTIONS** *(Continued)*

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loans arrangements, the overseas lessors and lenders require guarantees to be given by major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and China National Aviation Finance Co., Ltd. ("CNAF") to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

	30 June 2005	31 December 2004
	RMB'000	RMB'000
	(Unaudited)	(Audited)
CNAHC:		
Finance leases	–	921,000
Bank loans	–	1,455,000
	–	2,376,000
CNAF:		
Finance leases	–	3,976,000
Bank loans	–	761,000
	–	4,737,000
	–	7,113,000

(c) The Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC; the provision of financial services by CNAF; the provision of construction project management services by China National Aviation Construction and Development Company; the subcontracting of charter flight services to CNAHC; the leasing of properties from and to CNAHC; the provision of air ticketing and cargo services; media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd.; the tourism services co-operation agreement with CNAHC; the comprehensive services agreement with CNAHC; and the provision of maintenance and other ground services by China Aircraft Services Limited.

(d) There were no pension payments relating to the Supplementary Pension Benefits of the Group for the six months ended 30 June 2005. All pension payments relating to the Supplementary Pension Benefits of RMB26 million for the six months ended 30 June 2004 were borne by CNAHC.

Apart from the transactions detailed above and elsewhere in the unaudited condensed consolidated interim financial statements, the Group also conducts business with the PRC government and enterprises directly or indirectly owned or controlled by the PRC government but not controlled by CNAHC (collectively "Other State-owned Enterprises"). In the opinion of the directors, since the Group considers itself as a profit-oriented private enterprise when doing business with Other State-owned Enterprises, transactions with Other State-owned Enterprises are not considered as transactions, which require disclosures under the requirements of IAS 24 (revised 2003) *Related Party Disclosures*.

20. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 7 July 2005, the Group has approved an increase of RMB50,000,000 in the share capital of Southwest Air Catering Company Limited ("SWACL"), a 60%-owned jointly-controlled entity of CNAC. The purpose of the increase in share capital is for SWACL's further investment and development. CNAC's share in the additional capital contribution in SWACL of RMB30,000,000 has not been injected as of the date of these unaudited condensed consolidated interim financial statements.

(b) On 21 July 2005, the People's Bank of China announced that the Renminbi exchange rate regime was reformed to a floating exchange rate regime based on market demand and supply with reference to a basket of foreign currencies. As a result, the exchange rate of US dollar against Renminbi was adjusted to RMB8.11 per US dollar effective from the close of business on 21 July 2005. The directors of the Company are of the view that the aforesaid appreciation of Renminbi would not have adverse impact on the operations and financial position of the Group.

(c) On 28 July 2005, CNAC and CNAHG renewed the management service agreement with the same terms under the management service agreement dated 27 August 2003. Pursuant to the renewed management service agreement, CNACG has agreed to provide secretarial, personnel, accounting and general office administrative services to CNAC and its subsidiaries for a period of three years from 1 July 2005 to 30 June 2008 at a monthly fee of HK$500,000 (equivalent to approximately RMB530,000).

(d) Subsequent to 30 June 2005, airlines companies in the PRC, including the Company, have obtained government approval to impose fuel surcharges on domestic routes (not including those flying between Mainland China, Hong Kong and Macau) to deflect a portion of the increasing jet fuel cost, the principal operating cost of airlines. From 1 August 2005 to 31 December 2005, airlines companies in the PRC will collect RMB20 from each passenger travelling less than 800 kilometres and RMB40 from each traveller on flights exceeding that distance.

(e) On 8 August 2005, the Company and Air China Group Import and Export Trading Co. entered into an agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft (formerly known as "Boeing 7E7 aircraft") (the "Boeing Aircraft") from Boeing Company for an aggregate consideration of approximately US$2.16 billion (equivalent to approximately RMB18 billion). The aggregate consideration for the acquisition of the Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft are scheduled to be delivered in stages from mid-2008 to the end of 2010.

21. COMPARATIVE FIGURES

In 2004, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner. Accordingly, certain comparative amounts for the six months ended 30 June 2004 have been reclassified to conform with the presentation of the annual audited financial statements of the Group for the year ended 31 December 2004 and the current period's presentation.

22. APPROVAL OF THE INTERIM FINANCIAL REPORT

These unaudited condensed consolidated interim financial statements were approved and authorised for issue by the Board of directors on 5 September 2005.

Corporate Governance

1. COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the first half of 2005, except for the following deviations:

	Relevant code provision	Deviation and considered reasons or subsequent compliance
1	Code provision A.5.4 requires, among others, the board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") Companies for relevant employees in respect of their dealings in the securities of the issuer.	A code of conduct regarding directors, supervisors, and relevant employees' securities transactions on terms no less exacting than the required standard set out in the Model Code was adopted by the Company on 5 September 2005.
2	Code provision E.1.2 requires, among others, the chairman of the board should attend the annual general meeting.	Our Chairman, Mr. Li Jiaxiang, who is a member of the Chinese government delegation, was required to attend the annual meeting of the International Air Transport Association and was therefore unable to attend the annual general meeting of the Company on 30 May 2005.
3	Code provisions B.1.3 and C.3.3. require for, among others, specific written terms of reference of the remuneration committee and audit committee, respectively.	Written terms of reference of the remuneration committee and audit committee, as required by the relevant Code provisions, were adopted by the Company on 12 April 2005.

2. COMPLIANCE WITH THE MODEL CODE

After having made specific enquiry, the Company confirms that all of its directors and supervisors have complied with the required standard set out in the Model Code contained in Appendix 10 to the Listing Rules throughout the first half of 2005.

On 5 September 2005, the Company adopted its own code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code. The Company's own code also applies to its supervisors and relevant employees.

CNAC, which is a subsidiary of the Company listed in Hong Kong, confirms that all of its directors have complied with the required standard set out in the Model Code throughout the first half of 2005.

Miscellaneous

1. PURCHASE, SALE OR REDEMPTION OF SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company in the first half of 2005.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at 30 June 2005, Mr. Zhang Xianlin, a supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as the above mentioned, none of our directors, supervisors and chief executive has any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), or recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

SIGNIFICANT INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company the interests and short positions of the following persons (other than the Company's directors, supervisors or chief executive) in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO were as follows:

Name of shareholder	Type of interests	Type and number of shares of the Company held	Percentage of the total issued share capital of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	-
CNAHC[1]	Attributable interests	1,380,482,920 non-H foreign shares	14.63%	-	100%	-	-
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.63%	-	100%	-	-
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Wellington Management Company, LLP[3]	Investment manager	153,112,100 H shares	1.62%	-	-	4.75%	-
Temasek Holdings (Private) Limited[4]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Miscellaneous

Note:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited, John Swire & Son's (H.K.) Limited's 51.91% interest in Swire Pacific Limited, John Swire & Sons Limited's 52.86% interest in Swire Pacific Limited and Swire Pacific Limited's 46.48% interest in Cathy Pacific, each of John Swire & Son Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathy Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, we believe the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company, out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

As at June 30, 2005, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of CNAC, required to be kept under Section 336 of the SFO were as follows:

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC(1)	Attributable interest	2,264,628,000	68.4
The Company(2)	Beneficial owner	2,264,628,000	68.4
Best Strikes Limited	Beneficial owner	187,656,000	5.6
On Ling Investments Limited(3)	Attributable interest	322,856,000	9.7
Novel Investments Holdings Limited(3)	Attributable interest	322,856,000	9.7
Novel Enterprises Limited(3)	Attributable interest	322,856,000	9.7
Novel Enterprises (BVI) Limited(3)	Attributable interest	322,856,000	9.7
Novel Credit Limited(3)	Attributable interest	322,856,000	9.7
Novel Holdings (BVI) Limited(3)	Attributable interest	322,856,000	9.7
Westleigh Limited(3)	Attributable interest	322,856,000	9.7

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly, its interests in CNAC duplicate with those interest of the Company.

2. CNACG, CNAC's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

Save as disclosed above, as at 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company, no other person had an interest or short position in the shares and underlying shares of the Company that was required to be recorded in the register maintained pursuant to section 336 of the SFO.

3. INTERIM DIVIDEND

No interim dividend will be paid for the six months ended 30 June 2005. The undistributed profit will be accumulated for a one-off payment by year end. It is currently expected that the distribution ratio will range from 15% to 30% of the distributable profit.

4. REVIEW BY AUDIT COMMITTEE

The audit committee of the Company has reviewed the interim report for the six months ended 30 June 2005 and the Company's interim unaudited condensed consolidated financial statements and the accounting policies and practices adopted by the Group.

Glossary of Technical Terms

CAPACITY MEASUREMENTS

"available seat kilometres" or "ASKs" — the number of seats available for sale multiplied by the kilometres flown

"available freight tonne kilometres" or "AFTKs" — the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown

"available tonne kilometres" or "ATKs" — the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

"tonne" — a metric ton, equivalent to 2,204.6 pounds

TRAFFIC MEASUREMENTS

"revenue passenger kilometres" or "RPKs" — the number of revenue passengers carried multiplied by the kilometres flown

"passenger traffic" — measured in RPKs, unless otherwise specified

"revenue freight tonne kilometres" or "RFTKs" — the revenue cargo and mail load in tonnes multiplied by the kilometres flown

"cargo traffic" — measured in RFTKs, unless otherwise specified

"revenue tonne kilometres" or "RTKs" — the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown

YIELD MEASUREMENTS

LOAD FACTORS

"cargo load factor" — RFTKs expressed as a percentage of AFTKs

"passenger load factor" — RPKs expressed as a percentage of ASKs

"overall load factor" — RTKs expressed as a percentage of ATKs

UTILISATION

"block hours" — each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft

Attachment 65

中國Ⅰ
AIF

(a joint stock limited company inc...,...,...u in the People's Republic of China with limited liability)
(Stock Code: 753)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

The board of directors (the "Board") of Air China Limited (the "Company") announced the unaudited interim results of the Company, its subsidiaries and joint ventures (collectively, the "Group") for the six months ended 30 June 2005, with comparative figures for the corresponding period of last year, as follows:

FINANCIAL INFORMATION

Condensed consolidated income statement
For the six months ended 30 June 2005

	Notes	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Air traffic revenues	3	**15,602,712**	13,536,832
Other operating revenues	4	**1,335,820**	1,236,527
Turnover		**16,938,532**	14,773,359
Operating expenses			
Jet fuel		**(5,061,760)**	(3,612,602)
Take-off, landing and depot charges		**(2,172,296)**	(2,042,489)
Depreciation		**(2,456,709)**	(1,676,308)
Aircraft maintenance, repair and overhaul		**(548,508)**	(1,239,339)
Employee compensation costs		**(1,413,632)**	(1,263,777)
Air catering charges		**(610,343)**	(532,535)
Aircraft and jet engines operating lease expenses		**(637,757)**	(490,511)
Other operating lease expenses		**(118,011)**	(87,248)
Other flight operation expenses		**(1,572,899)**	(1,130,826)
Selling and marketing expenses		**(692,452)**	(658,412)
General and administrative expenses		**(256,820)**	(248,570)
Total operating expenses		**(15,541,187)**	(12,982,617)
Profit from operations	8	**1,397,345**	1,790,742
Finance costs	5	**(635,925)**	(788,561)
Share of profits less losses from associates		**151,301**	191,056
Profit before tax		**912,721**	1,193,237
Tax	6	**(270,329)**	(358,802)
Profit for the period		**642,392**	834,435
Attributable to:			
Equity holders of the parent		**591,253**	788,352
Minority interests		**51,139**	46,083
		642,392	834,435
Earnings per share – Basic	7	**6.3 cents**	12.1 cents
– Diluted	7	**–**	–

Condensed consolidated balance sheet
As at 30 June 2005

	30 June 2005 RMB'000 (Unaudited)	31 December 2004 RMB'000 (Audited)
NON-CURRENT ASSETS		
Property, plant and equipment	**43,249,405**	43,441,637
Lease prepayments	**918,719**	933,898
Interests in associates	**3,883,988**	4,001,521
Advance payments for aircraft and related equipment	**2,113,727**	632,154
Due from CNAHC	**581,813**	631,813
Deposits for aircraft under operating leases	**154,387**	137,583
Other investments	**21,666**	21,666
Deferred tax assets	**560,563**	776,084
	51,484,268	50,576,356
CURRENT ASSETS		
Financial assets	**71,055**	–
Trade receivables	**2,631,351**	2,364,816
Inventories	**820,881**	743,288
Prepayments, deposits and other receivables	**4,374,174**	3,108,588
Due from other CNAHC group companies	**28,839**	44,916
Pledged deposits	**164,323**	117,231
Cash and cash equivalents	**7,220,306**	9,734,074
	15,310,929	16,112,913
TOTAL ASSETS	**66,795,197**	66,689,269
CURRENT LIABILITIES		
Trade payables	**5,059,258**	4,443,608
Bills payable	**818,344**	362,033
Other payables and accruals	**4,551,359**	3,920,287
Provision for major overhauls	**23,767**	28,130
Air traffic liabilities	**1,372,271**	1,215,770
Tax payable	**65,581**	186,055
Obligations under finance leases	**2,047,703**	1,705,146
Bank and other loans	**9,219,576**	8,806,051
Due to shareholders	**967,835**	2,256,117
Due to other CNAHC group companies	**29,561**	49,617
	24,155,255	22,972,814
NET CURRENT LIABILITIES	**8,844,326**	6,859,901
TOTAL ASSETS LESS CURRENT LIABILITIES	**42,639,942**	43,716,455
NON-CURRENT LIABILITIES		
Obligations under finance leases	**9,179,897**	10,576,241
Bank and other loans	**11,441,276**	12,896,622
Long-term payables	**376,078**	446,311
Deferred income	**1,064,381**	1,102,853
Provision for major overhauls	**600,244**	470,698
Provision for early retirement benefits obligations	**192,297**	195,188
	22,854,173	25,687,913
NET ASSETS	**19,785,769**	18,028,542
Represented by:		
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		
Issued share capital	**9,433,211**	9,050,618
Reserves	**8,876,393**	7,497,637
	18,309,604	16,548,255
MINORITY INTERESTS	**1,476,165**	1,480,287
TOTAL EQUITY	**19,785,769**	18,028,542

Notes:

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of China National Aviation Holding Company ("CNAHC"), a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

As disclosed in the Company's prospectus dated 3 December 2004, pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(i) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(ii) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group prior to the incorporation of the Company on 30 September 2004 had been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests.

The consolidated results for the six months ended 30 June 2004 include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares. The Company's directors are of the opinion that the condensed consolidated income statement prepared on this basis presents fairly the consolidated results of the Group as a whole.

The unaudited condensed consolidated income statement and balance sheet of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. In particular, the unaudited condensed consolidated income statement and balance sheet of the Group comply with IAS 34 *Interim Financial Reporting* and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

The unaudited condensed consolidated income statement and balance sheet of the Group have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004) *Financial Instruments: Recognition and Measurement.*

The principal accounting policies used in the preparation of the unaudited condensed consolidated income statement and balance sheet of the Group are consistent with those used in the annual audited financial statements of the Group for the year ended 31 December 2004, except for the following standards which have taken effect as at 1 January 2005:

(a) IFRS 2 *Share-based Payment* requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Group. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 apply to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested on or after 1 January 2005. The adoption of IFRS 2 did not give rise to any adjustment to the opening balances of retained profits of the current and prior periods or to any change in comparatives.

(b) IAS 16 (amended 2004) *Property, Plant and Equipment* replaces IAS 16 (revised 1998) *Property, Plant and Equipment.* There are a number of differences between the amended standard and the previous version. Firstly, the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Secondly, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version of the standard included within its scope only the costs incurred as a consequence of installing the item. Thirdly, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. In addition, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive at the asset's actual retirement date. Furthermore, the amended standard requires major inspection and overhaul costs to be recognised in the carrying amount of an item of property, plant and equipment when performed.

The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for prospectively, which resulted in the following:

(i) In prior years, the aircraft were depreciated over their estimated useful lives of 20 years. With effect from 1 January 2005, the estimated useful lives of certain components within the aircraft which are subject to replacement during major overhauls have been reduced to the life of the overhaul cycle. The change in accounting estimate has increased the Group's depreciation charge for the six months ended 30 June 2005 by approximately RMB595 million. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has decreased by approximately RMB399 million.

(ii) Major overhaul costs incurred for the six months ended 30 June 2005 of approximately RMB1,243 million have been capitalised and depreciated over the life of the overhaul cycle. Prior to 1 January 2005, such costs have been charged to the income statement on an incurred basis. In this respect, the costs of aircraft maintenance, repair and overhaul of the Group charged to the income statement for the six months ended 30 June 2005 decreased by RMB1,243 million. In addition, the Group has derecognised and charged to the income statement for the six months ended 30 June 2005 the carrying amount of certain components of approximately RMB222 million which have been replaced during the major overhaul. As a result, the profit after tax of the Group for the six months ended 30 June 2005 has increased by approximately RMB684 million.

(c) IAS 24 (revised 2003) *Related Party Disclosures* replaces IAS 24 *Related Party Disclosures* (reformatted in 1994). The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definition and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

2. SEGMENT INFORMATION

Business segments

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2005 is as follows:

	Airline operations *RMB'000* (Unaudited)	Engineering services *RMB'000* (Unaudited)	Airport terminal services *RMB'000* (Unaudited)	Others *RMB'000* (Unaudited)	Eliminations *RMB'000* (Unaudited)	Total *RMB'000* (Unaudited)
REVENUES						
Sales to external customers	16,569,472	131,518	131,484	106,058	-	16,938,532
Intersegment sales	-	407,386	-	86,140	(493,526)	-
Total revenues	16,569,472	538,904	131,484	192,198	(493,526)	16,938,532
PROFIT FROM OPERATIONS						
Segment results	1,213,647	96,697	61,945	25,056	-	1,397,345

An analysis of the Group's revenue and operating results by business segments for the six months ended 30 June 2004 is as follows:

	Airline operations *RMB'000* (Audited) (Restated)	Engineering services *RMB'000* (Audited) (Restated)	Airport terminal services *RMB'000* (Audited) (Restated)	Others *RMB'000* (Audited) (Restated)	Eliminations *RMB'000* (Audited) (Restated)	Total *RMB'000* (Audited) (Restated)
REVENUES						
Sales to external customers	14,410,881	128,798	109,381	124,299	-	14,773,359
Intersegment sales	-	314,367	-	70,319	(384,686)	-
Total revenues	14,410,881	443,165	109,381	194,618	(384,686)	14,773,359
PROFIT FROM OPERATIONS						
Segment results	1,670,086	41,585	53,444	25,627	-	1,790,742

Geographical segments

The following tables present consolidated revenue information by geographical segments for the periods ended 30 June 2005 and 30 June 2004:

For the period ended 30 June 2005	Domestic *RMB'000* (Unaudited)	HK/Macau *RMB'000* (Unaudited)	Europe *RMB'000* (Unaudited)	North America *RMB'000* (Unaudited)	Japan/ Korea *RMB'000* (Unaudited)	Asia Pacific, others *RMB'000* (Unaudited)	Total *RMB'000* (Unaudited)
REVENUES							
Sales to external customers and total revenues	8,521,194	1,165,547	2,321,126	1,326,233	2,047,609	1,556,823	16,938,532

For the period ended 30 June 2004	Domestic RMB'000 (Audited) (Restated)	HK/Macau RMB'000 (Audited) (Restated)	Europe RMB'000 (Audited) (Restated)	North America RMB'000 (Audited) (Restated)	Japan/ Korea RMB'000 (Audited) (Restated)	Asia Pacific, others RMB'000 (Audited) (Restated)	Total RMB'000 (Audited) (Restated)
REVENUES							
Sales to external customers and total revenues	7,820,767	843,209	1,834,105	1,214,476	1,576,652	1,484,150	14,773,359

3. AIR TRAFFIC REVENUES

Air traffic revenues comprise revenues from the airline operations business and are stated net of business tax. An analysis of air traffic revenues is as follows:

	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Passenger	**13,927,279**	12,151,881
Cargo and mail	**1,675,433**	1,384,951
	15,602,712	13,536,832

Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureau at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the six months ended 30 June 2004 and 2005, netted against air traffic revenues, amounted to approximately RMB350 million (audited and restated) and RMB372 million (unaudited), respectively.

4. OTHER OPERATING REVENUES

	Six months ended 30 June 2005 RMB'000 (Unaudited)	2004 RMB'000 (Audited) (Restated)
Bellyhold income	**711,910**	670,145
Aircraft engineering income	**131,518**	128,798
Ground services income	**131,484**	109,381
General aviation income	**94,522**	87,225
Air catering income	**65,539**	64,945
Government grants:		
(i) Recognition of deferred income	**38,472**	28,947
(ii) Fixed cash subsidy	**–**	25,000
(iii) Others	**9,676**	771
Service charges on return of unused flight tickets	**34,502**	29,835
Cargo handling service income	**33,005**	20,319
Sale of materials	**5,839**	2,300
Import and export service income	**5,974**	13,099
Training service income	**9,832**	9,937
Aircraft and related equipment lease income	**14,834**	4,670
Gain on disposal of property, plant and equipment	**170**	–
Others	**48,543**	41,155
	1,335,820	1,236,527

5. FINANCE COSTS

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
	(Unaudited)	(Audited)
		(Restated)
Interest expense	**903,392**	917,080
Less: Interest capitalised	**–**	(2,610)
	903,392	914,470
Less: Interest income	**(37,006)**	(6,032)
Exchange gains, net	**(175,459)**	(43,107)
Gain on fuel derivatives, net	**(55,002)**	(76,641)
Dividend income on long-term investment	**–**	(129)
	635,925	788,561

The interest capitalisation rate represented the cost of capital from raising the related borrowings and ranged from 5.58% to 5.76% per annum.

6. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at rates ranging from 15% to 33% (2004: 15% to 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
	(Unaudited)	(Audited)
		(Restated)
Current income tax:		
Mainland China	**50,204**	11,034
Hong Kong	**4,604**	1,118
Deferred income tax:		
Relating to origination and reversal of temporary differences	**215,521**	346,650
Total income tax charge for the period	**270,329**	358,802

Share of tax attributable to associates amounting to RMB20,746,000 (2004: RMB32,636,000) is included in "Share of profits less losses from associates" on the face of the unaudited condensed consolidated income statement.

7. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2005 of approximately RMB591,253,000, and the weighted average of approximately 9,412,073,189 shares in issue during the period as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2004 of approximately RMB788,352,000, and the number of shares in issue during the period on the assumption that the 6,500,000,000 shares issued as at 30 September 2004, the date of incorporation of the Company, had been in issue throughout the period.

Diluted earnings per share for the six months ended 30 June 2005 and 30 June 2004 has not been calculated because no diluting events existed during these periods.

8. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
	(Unaudited)	(Audited)
		(Restated)
Loss on disposal of property, plant and equipment	**222,000**	15,948
Amortisation of lease prepayments	**9,780**	111

9. COMPARATIVE FIGURES

In 2004, the Company has reclassified its interest in Air China Cargo Co., Ltd. ("Air China Cargo") from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner. Accordingly, certain comparative amounts for the six months ended 30 June 2004 have been reclassified to conform with the presentation of the annual audited financial statements of the Group for the year ended 31 December 2004 and the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITIONS

Overview

During the first half of 2005, the Company maintained its leading position in the aviation market in China while sustaining a strong and steady growth. For the six months ended 30 June 2005, the Company operated a total of 100,489 flights (including all flights operated by Air China Cargo, a 51%-owned joint venture of the Company), serving 72 domestic and 36 international and regional destinations. We offered an average of 3,811 scheduled passenger flights and 34 scheduled cargo flights weekly. The fleet of the Company continued to expand. In the first half of the year, a total of 9 aircraft were introduced into the fleet. As at 30 June 2005, we (including Air China Cargo) operated a fleet of 160 aircraft, including 127 Boeing aircraft, 28 Airbus aircraft, 3 CRJ-200 Bombardiers and 2 business jets.

For the first half of 2005, the Chinese economy and the aviation market continued to grow, thereby maintained the growth in the demand for airline services. However, the sharp increase in jet fuel costs and seasonal fluctuations of air travel exerted relatively substantial pressure on operations in the aviation industry. The rising jet fuel price increased the operating costs of the Group. Without compromising flight safety, the Group has adopted various measures to improve cost controls and efficiency.

For the six months ended 30 June 2005, the Group's profit from operations was RMB1,397 million, a decrease of 22.0% compared to the corresponding period in 2004. Net profit attributable to equity holders of the parent amounted to RMB591 million, representing a decrease of 25.0% compared to the corresponding period in 2004. The decreases in profit from operations and net profit attributable to equity holders of the parent were mainly due to the rising jet fuel price.

The consolidated income statement includes the operating results of all associates of the Group. For the six months ended 30 June 2005, share of profits less losses from associates was RMB151 million, representing a decrease of 20.8% from the corresponding period last year, primarily due to the decrease in profits from two associates, namely Dragon Airlines Limited and Shenzhen Airlines.

For the six months ended 30 June 2005, the Group's interim earnings per share was RMB0.06, a decrease of 47.9% compared to the corresponding period in 2004. This was mainly due to a 25.0% decrease in the net profit attributable to equity holders of the parent compared to the same period in 2004 and the initial public offer of 2,550,618,182 shares upon the Company's listing in late 2004 and the issue of 382,592,727 additional shares in the beginning of 2005, which increased the weighted average number of shares compared to the corresponding period last year.

As at 30 June 2005, the Company had 18,289 employees and its subsidiaries and joint ventures had 10,026 employees. For the six months ended 30 June 2005, the Company has put in place a comprehensive training programme. Under the programme, expert technicians received special operational trainings, while management of various departments at the deputy general manager level or above also received training in rotation. In addition, relevant training programmes were also arranged for other staff.

Operating Revenues

For the six months ended 30 June 2005, the Group's operating revenue was RMB16.939 billion, representing an increase of 14.7% compared to the corresponding period last year. Most of our operating revenues were generated from air traffic businesses. In the first half of 2005, air traffic revenues accounted for 92.1% of operating revenues. Among this, revenues from passenger services and from cargo and mail services accounted for 82.2% and 9.9% of operating revenues respectively.

During the first six months of 2005, revenues from passenger services were RMB13.927 billion, representing an increase of 14.6% compared to the corresponding period last year. The capacity of passenger traffic in available seat kilometres ("ASKs") was 33.245 billion kilometres, representing an increase of 7.9% compared to the corresponding period last year. Passenger load factor was 71.9%, representing an increase of 3.3 percentage points compared to the corresponding period last year. Revenues from passenger services of the Group were subject to the seasonality of the aviation industry in the PRC. The peak season of the aviation industry falls between July and October each year with the highest demand for passenger services during that period. As such, the Group's revenue from passenger services in the first half of the year is generally lower than that in the second half.

During the first six months of 2005, revenues from cargo and mail services were RMB1.675 billion, representing an increase of 21.0% compared to the corresponding period last year. Cargo transport capacity in available freight tonne-kilometres ("AFTKs") was 2.391 billion tonnes kilometres (including entire cargo transport capacity in AFTKs of Air China Cargo), representing an increase of 3.2% compared to the corresponding period last year. The cargo and mail load factor was 53.5%, representing an increase of 0.6 percentage point

compared to the corresponding period last year. During the first six months of 2005, the daily utilization of aircraft was 10.2 hours, representing an increase of 0.1 hour compared to the corresponding period last year. The load factor was 63.5%, representing an increase of 2.3 percentage points from the corresponding period last year.

Operating Expenses

The operating expenses of the Group primarily comprise jet fuel costs, take-off, landing and depot charges, depreciation, aircraft maintenance, repair and overhaul expenses, employee compensation costs and air catering charges. For the six months ended 30 June 2005, the Group recorded an increase in operating expenses of RMB2.559 billion compared to the same period in 2004, primarily as a result of the rising jet fuel costs and depreciation charge. The rise in jet fuel costs was attributable to the increased fuel consumption and the substantial increase in jet fuel prices. Among the operating expenses, jet fuel costs accounted for RMB5.062 billion, representing an increase of RMB1.449 billion from the corresponding period last year. Jet fuel costs as a percentage of operating expenses increased from 27.8% for the corresponding period last year to 32.6% for the six months ended 30 June 2005. The Group endeavoured to take measures to conserve fuel and enhance efficiency. Through reducing fuel consumption and jet fuel hedging, the Group has successfully achieved a cost savings of RMB93.53 million. In addition, the collection of fuel surcharge also helped to relieve the pressure of rising jet fuel costs.

Depreciation charges increased due to the adoption of the revised treatment of IAS 16 *Property, Plant and Equipment* and fleet expansion. The decrease in aircraft maintenance, repair and overhaul expenses primarily arose from the adoption of the revised treatment of IAS 16. Details on the accounting policies and revised treatment of IAS 16 are set out in note 1 to the the section headed "Financial Information" in this announcement.

Liquidity and Capital Resources

The Group finances its working capital needs through cash inflows from operating activities and bank loans. Like many other airlines in the PRC, the Group has been operating with a net current liabilities position. As at 31 December 2004 and 30 June 2005, net current liabilities of the Group were RMB6.860 billion and RMB8.844 billion respectively. The increase in net current liabilities was primarily due to a decrease in current assets, particularly a RMB2.514 billion decrease in cash and cash equivalents, coupled with an increase in current liabilities.

As at 31 December 2004 and 30 June 2005, the short term loans of the Group were RMB8.806 billion and RMB9.220 billion respectively, while the long-term loans were RMB12.897 billion and RMB11.441 billion respectively. As of 31 December 2004 and 30 June 2005, our short-term obligations under finance leases were RMB1.705 billion and RMB2.048 billion, respectively, while our long-term obligations under finance leases were RMB10.576 billion and RMB9.180 billion, respectively. The Company has sufficient liquidity and expects to meet its liabilities by internal resources, bank loans and other resources as they fall due.

Gearing Ratio

As at 30 June 2005, the Group's gearing ratio, which represents total liabilities divided by total assets, was 70.4%, dropped by 2.6 percentage points, from 73.0% as at 31 December 2004.

Asset Mortgage

As at 30 June 2005, the Group mortgaged certain aircraft with an aggregate carrying amount of approximately RMB27.081 billion (compared to RMB28.585 billion as at 31 December 2004) pursuant to certain loan and lease agreements.
As at 30 June 2005, certain of the Group's bank deposits in the amount of approximately RMB165 million (compared to RMB117 million as at 31 December 2004) were pledged against the Group's bank and other loans, and obligations in respect of certain operating leases and financial derivatives.

Hedging Instruments

Pursuant to approval by the board of directors, the Company engaged in jet fuel forward contracts to hedge its fuel exposure. The hedging position in oil and oil-derivative products held by the Company in 2005 was restricted to a maximum of 30% of its jet fuel consumption. As of 30 June 2005, the total jet fuel hedging position of the Company was equivalent to 4.5% of its jet fuel consumption in the first half of the year.

Capital Expenditure

During the six months ended 30 June 2005, the capital expenditure of the Company amounted to RMB3.792 billion. The Company's total investment in aircraft was RMB3.362 billion, including a prepayment of RMB2.682 billion for purchasing aircraft from 2006 onwards.

Other investments in capital expenditure items were RMB430 million, which mainly involve the improvement of first class and business class cabins of certain aircraft, ancillary projects in No. 3 Terminal of Beijing International Airport, as well as certain long-term investment projects.

Capital Commitments and Contingent Liabilities

As at 30 June 2005, the Group had capital commitments of approximately RMB23.149 billion, primarily for the purchase of certain aircraft and relevant flight equipment to be delivered in the coming years, and for the construction of certain properties.

As at 30 June 2005, the Group committed to make a capital contribution of approximately RMB372 million (US$45 million) to a joint venture.

As at 30 June 2005, the Company is one of the defendants in a lawsuit pending in the San Francisco Superior Court filed by Environmental World Watch Inc. ("EWW"). The complaint alleges that the Company and certain other commercial airlines operating in California have violated the California Safe Drinking Water and Toxic Enforcement Act (Health and Safety Code Section 25249.5). EWW alleges that the Company and these other airlines caused environmental exposure and occupational exposure from aircraft emissions without providing warnings required by the statue. Up to the date of this announcement, the Company has not been served with the complaint by EWW and, therefore, has not been required to appear in the court to defend against the allegation. The status of the proceedings is still preliminary and, therefore, the directors are of the view that it is not possible to estimate the eventual outcome of the claim with reasonable certainty at this stage. The directors are of the opinion that, based on advice from the Company's lawyers in the United States, even if the Company is served with the complaint and is therefore required to appear in the court, it would appear to have valid defense against this litigation and, accordingly, the directors consider that no provision for this complaint is needed.

Save as disclosed above, there have been no material adverse changes in the contingent liabilities of the Group since 31 December 2004.

Outlook for 2005

The Company has set its mission whereby it will strive to become one of the most recognised mainstream airlines in the PRC, as well as being the leading airlines company in terms of value, profitability and international competitiveness. Despite the surge of jet fuel prices, the aviation industry in China maintains its rapid growth and the Company expects to sustain its profitability. The Company will continue to invest in its operations in order to leverage on economies of scale to enhance its profits, focus on its strategy of differentiating from its competitors and to maximise return for its shareholders and the value of the Company.

Disclosure required by the Hong Kong Stock Exchange Listing Rules

In compliance with paragraph 46 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save as disclosed herein, there has been no material change in the existing information regarding the Company in relation to those matters set out in paragraph 46(3) of Appendix 16 to the Hong Kong Stock Exchange Listing Rules from the information in relation to the matters disclosed in the 2004 Annual Report of the Company.

INTERIM DIVIDEND

No interim dividend will be paid for the six months ended 30 June 2005. The undistributed profit will be accumulated for a one-off payment by year end. It is currently expected that the distribution ratio will range from 15% to 30% of the distributable profit.

REPURCAHSE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company in the first half of 2005.

CORPORATE GOVERNANCE

So far as the Board is aware, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited throughout the first half of 2005, except for the following deviations:

	Relevant code provision	Deviation and considered reasons or subsequent compliance
1	Code provision A.5.4 requires, among others, the board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") Companies for relevant employees in respect of their dealings in the securities of the issuer.	A code of conduct regarding directors, supervisors, and relevant employees' securities transactions on terms no less exacting than the required standard set out in the Model Code was adopted by the Company on 5 September 2005.

2	Code provision E.1.2 requires, among others, the chairman of the board should attend the annual general meeting.	Our Chairman, Mr. Li Jiaxiang, who is a member of the Chinese government delegation, was required to attend the annual meeting of the International Air Transport Association and was therefore unable to attend the annual general meeting of the Company on 30 May 2005.
3	Code provisions B.1.3 and C.3.3. require for, among others, specific written terms of reference of the remuneration committee and audit committee, respectively.	Written terms of reference of the remuneration committee and audit committee, as required by the relevant Code provisions, were adopted by the Company on 12 April 2005.

MATERIAL EVENTS

On 7 January 2005, the International Underwriters exercised in full the over-allotment options referred to in the Company's prospectus dated 3 December 2004, involving the over-allocation of shares (equivalent to approximately 15% of the H shares of the Company (the "H Shares") initially offered under the global offering of the H Shares) solely for satisfying the over-allocation in the international offering. The Company issued and allotted, and CNAHC and China National Aviation Corporation (Group) Limited ("CNACG") offered, 382,592,727, 29,749,686 and 8,509,587 over-allotment shares respectively, in each case at HK$2.98 per H Share (being the offer price per H Share under the international offering, exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee). The net proceeds of approximately HK$1.1 billion (net of various costs, which mainly comprise underwriting commission, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) from the issue of 382,592,727 over-allotment shares will be used by the Company for the acquisition of various aircraft and repayment of liabilities due within one year.

On 26 January 2005, the Company and Air China Group Import and Export Trading Company Co. entered into a A330-200 aircraft purchase agreement with Airbus S.A.S., pursuant to which the Company agreed to purchase 20 A330-200 aircraft from Airbus S.A.S., mainly for serving routes to international destinations in Europe, Australia and North America as well as certain major domestic routes to destinations, such as Lhasa.

On 25 May 2005, the Company obtained confirmation from the People's Bank of China regarding a proposed issue of short-term commercial papers. The Company issued short-term commercial papers totalling RMB2 billion, which were listed and traded on the inter-bank debenture markets. The proceeds from the issue of short-term commercial papers will be applied as working capital.

On 30 May 2005, at the Annual General Meeting for the year ended 31 December 2004, Mr. David Muir Turnbull was elected a director of the Company.

POST BALANCE SHEET EVENTS

Subsequent to 30 June 2005, domestic airlines within China, including the Company, were permitted to levy fuel surcharges for domestic routes (excluding routes between Mainland China and Hong Kong and Macau) to partially offset the rise in jet fuel costs. For the period between 1 August 2005 to 31 December 2005, domestic airlines are permitted to levy fuel surcharges of RMB20 and RMB40 per person for passengers travelling a flight distance of below and over 800 km respectively.

Since 5 July 2005, Mr. Zheng Baoan has been appointed in place of Mr. Fan Cheng as a new joint company secretary of the Company. This change of joint company secretary has been approved by the Board of the Company and was disclosed in an announcement dated 11 July 2005.

On 8 August 2005, the Company and the Boeing Company entered into an agreement in respect of the purchase of 15 Boeing 787 aircraft, which has been disclosed in a public announcement. The transaction has been approved by the Board and CNAHC, the controlling shareholder of the Company. A circular in this regard has been despatched to the shareholders on 30 August 2005.

On 21 July 2005, the People's Bank of China announced the introduction of a regulated, managed floating exchange rate system in the PRC based on market supply and demand and with reference to a basket of currencies. Removal of the peg to the US dollar allowed more flexibility for the exchange rate system of the Renminbi. On 21 July 2005, the exchange rate between the US dollar and Renminbi was adjusted to US$1 to RMB8.11. The Board of the Company believes that such appreciation of RMB will not have any adverse effect on the operating results and financial positions of the Group.

At the employees' representatives meeting held on 27 August 2005, Mr. Liu Guo Qing has been appointed a supervisor of the Company. Upon his appointment, Mr. Liu has become a representative of employees on the supervisory committee of the Company. Such appointment of supervisor has been disclosed in an announcement published on 31 August 2005.

REVIEW OF INTERIM RESULTS

The audit committee of the Company has reviewed the Company's unaudited condensed consolidated interim financial statements for the six months ended 30 June 2005.

By Order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 5 September 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post"

Attachment 66

Investor

Investment Service Centre

Listed Companies Information

AIR CHINA<00753> - Results Announceme

Air China Limited announced on 05/09/
(stock code: 00753)
Year end date: 31/12/2005
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2005 to 30/06/2005 ('000)	(Audited) Last Corresponding Period from 01/01/2004 to 30/06/2004 ('000)
Turnover	:	16,938,532	14,773,359
Profit/(Loss) from Operations	:	1,664,812	1,916,651
Finance cost	:	(903,392)	(914,470)
Share of Profit/(Loss) of Associates	:	151,301	191,056
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	591,253	788,352
% Change over Last Period	:	-25 %	
EPS/(LPS)-Basic (in dollars)	:	0.063	0.121
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	591,253	788,352
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2005 of approximately RMB591,253,000, and the weighted average of approximately 9,412,073,189 shares in issue during the period as adjusted to reflect the new issue of 382,592,727 H shares on the exercise of the over-allotment options.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the net profit attributable to equity holders of the parent for the six months ended 30 June 2004 of approximately RMB788,352,000, and the number of shares in issue during the period on the assumption that the 6,500,000,000 shares issued as at 30 September 2004, the date of incorporation of the Company, had been in issue throughout the period.

Diluted earnings per share for the six months ended 30 June 2005 and 30 June 2004 has not been calculated because no diluting events existed during these periods.



Attachment 67

中國國際

AIR C

(A joint stock limited company incorporated in the People's Republic of China ("PRC") with limited liability)

(Stock Code: 753)

2004 ANNUAL RESULTS

The Board of Directors of Air China Limited (the "Company") announces the audited consolidated financial results of the Company, its subsidiaries and joint ventures (collectively, the "Group") for the year ended 31 December 2004 with comparative figures for the corresponding year of 2003 as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	**2004** **RMB'000**	2003 *RMB'000*
Air traffic revenues	3	**30,834,822**	23,422,660
Other operating revenues	4	**2,685,935**	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		**(8,353,752)**	(5,425,059)
Take-off, landing and depot charges		**(4,230,349)**	(3,449,769)
Depreciation		**(3,463,252)**	(3,377,472)
Aircraft maintenance, repair and overhaul		**(2,835,648)**	(2,149,353)
Employee compensation costs		**(2,921,322)**	(2,379,102)
Air catering charges		**(1,171,784)**	(842,743)
Aircraft and jet engines operating lease expenses		**(1,071,256)**	(910,134)
Other operating lease expenses		**(187,471)**	(181,984)
Other flight operation expenses		**(2,698,234)**	(2,112,432)
Selling and marketing expenses		**(1,387,088)**	(1,057,630)
General and administrative expenses		**(715,350)**	(471,463)
Total operating expenses		**(29,035,506)**	(22,357,141)
Profit from operations	5	**4,485,251**	2,284,264

	Notes	2004 RMB'000	2003 RMB'000
Finance costs	6	**(1,799,873)**	(2,349,078)
Dilution gains on investments	7	**410,137**	—
Share of profits less losses from associates		**561,018**	243,093
Profit before tax		**3,656,533**	178,279
Tax	8	**(1,107,838)**	(89,781)
Profit for the year		**2,548,695**	88,498
Attributable to:			
Equity holders of the parent		**2,385,964**	159,604
Minority interests		**162,731**	(71,106)
		2,548,695	88,498
Earnings per share — Basic	10	**36.0 cents**	2.5 cents
— Diluted	10	**36.0 cents**	—

Notes:

1. Group reorganisation and basis of presentation

The Company was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of China National Aviation Holding Company ("CNAHC"), a state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the UK Listing Authority on 15 December 2004.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC) on 20 November 2004 (the "Restructuring

Agreement"), pursuant to which CNAHC and CNACG agreed to undergo a restructuring and establish the Company. In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (中國國際航空公司), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, and Shenzhen Airlines Co., Ltd.

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004. Further details of the restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the UK Listing Authority.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the Group's consolidated income statement include the Group's results of operations as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated income statement prepared on this basis present fairly the consolidated results of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

2. Segment Information

An analysis of the Group's revenue and operating results by business segment is as follows:

	For the year ended 31 December 2004					
	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964

	For the year ended 31 December 2003					
	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604

An analysis of the Group's revenue by geographical segment is as follows:

	For the year ended 31 December 2004						
	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	**18,482,949**	**1,744,590**	**4,232,489**	**2,477,214**	**3,846,973**	**2,736,542**	**33,520,757**

	For the year ended 31 December 2003						
	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

3. Air traffic revenue

Air traffic revenues comprise revenues from the airline business and are stated net of business tax and contributions to the General Administration of Civil Aviation of China ("CAAC") Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was deducted from gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	2004	2003
	RMB'000	*RMB'000*
Passenger	**27,665,018**	19,030,187
Cargo and mail	**3,169,804**	4,392,473
	30,834,822	23,422,660

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, deducted from air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

4. Other operating revenues

An analysis of the Group's other operating revenues is as follows:

	2004	2003
	RMB'000	*RMB'000*
Bellyhold rental income	**1,384,457**	—
Aircraft engineering income	**296,775**	285,493
Ground services income	**287,905**	251,266
General aviation income	**159,990**	152,574
Air catering income	**118,140**	102,133
Government grants:		
(i) Recognition of deferred income	**70,593**	57,894
(ii) Fixed cash subsidy	**37,500**	50,000
(iii) Others	**44,853**	1,525
Service charges on return of unused flight tickets	**63,821**	51,678
Cargo handling income	**49,850**	90,021
Sale of materials	**33,008**	20,699
Import and export service income	**29,767**	23,589
Training service income	**23,761**	17,915
Aircraft and related equipment lease income	**11,516**	33,519
Gains on disposal of property, plant and equipment, net	**—**	17,048
Others	**73,999**	63,391
	2,685,935	1,218,745

5. Profit from operations

The Group's profit from operations is arrived at after charging/(crediting):

	2004 *RMB'000*	2003 *RMB'000*
Repair and maintenance costs	**3,608,348**	2,804,507
Employee compensation costs	**2,921,322**	2,379,102
Depreciation	**3,463,252**	3,377,472
Minimum lease payments under operating leases:		
Aircraft and jet engines	**1,071,256**	910,134
Land and buildings	**187,471**	181,984
(Gain)/loss on disposal of property, plant and equipment, net	**33,872**	(17,048)
Provision for/(write-back of) doubtful debts, net	**(988)**	12,144
Provision for/(write-back of) inventories, net	**(11,508)**	24,090
Auditors' remuneration	**7,206**	1,614

6. Finance costs

	2004 *RMB'000*	2003 *RMB'000*
Interest expense	**1,827,002**	2,248,996
Less: Interest capitalized	**(2,610)**	(7,830)
	1,824,392	2,241,166
Less: Interest income	**(33,703)**	(18,803)
Exchange losses, net	**54,842**	297,042
Gains on fuel derivatives, net	**(41,036)**	(169,921)
Dividend income on long-term investments	**(4,622)**	(406)
	1,799,873	2,349,078

The interest capitalisation rate represents the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

7. Dilution gains on investments

	2004 *RMB'000*	2003 *RMB'000*
Dilution gain on investment in Air Cargo Business *(note 7(a))*	**330,222**	—
Dilution gains on investments in Beijing Air Catering Co., Ltd. ("BACL") and Southwest Air Catering Company Limited ("SWACL") *(note 7(b))*	**79,915**	—
	410,137	—

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were solely operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to this income statement. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, for a total consideration of approximately RMB1,795 million. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1 to this income statement, 60% shareholding interest in BACL and 75% shareholding interest in SWACL were deemed to be held by the Group as of 1 January 2003

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively, and accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

8. Tax

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries and joint ventures established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant

Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to shareholders for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	2004	2003
	RMB'000	*RMB'000*
Current income tax		
Current income tax charge — Mainland China	**398,944**	18,313
— Hong Kong	**4,096**	154
Deferred income tax		
Relating to origination and reversal of temporary differences	**607,824**	33,847
	1,010,864	52,314
Share of tax attributable to associates	**96,974**	37,467
Income tax charge for the year	**1,107,838**	89,781

9 Profit appropriation

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	2004	2003
	RMB'000	*RMB'000*
Carved-out of net assets *(note 9(c))*	**39,136**	316,153
Dividends paid *(note 9(c))*	**29,074**	26,690
Distribution to CNAHC *(note 9(a))*	**377,550**	—
Distribution to CNAHC *(note 9(b))*	**2,025,105**	—
Distribution to CNACG *(note 9(b))*	**118,680**	—
Total	**2,589,545**	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

   (i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

   (ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

   On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

   On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

   Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

   As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Company made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to this income statement. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC ("PRC GAAP"), generated, during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 8 to this income statement.

   In addition, in accordance with (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned

Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to this income statement and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's Articles of Association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalized as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP and (ii) the net profit determined in accordance with IFRS.

Prior to the incorporation of the Company on 30 September 2004, no profit appropriations to the aforesaid reserve funds were required.

10 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

REPORT OF BOARD OF DIRECTORS

BUSINESS REVIEW OF 2004

The Group is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes as well as its dominant role in Beijing, the Company offers non-stop and transit services to its passengers from overseas, mainland China and Hong Kong and Macau. As at 31 December 2004, we operated an overall of 183,693 flights serving 72 domestic and 36 international and regional destinations. We offered an average of 3,426 scheduled passenger flights and 367 scheduled cargo flights weekly. We operated a fleet of 151 aircraft (excluding the aircraft operated by CNAC), including 124 Boeing aircraft, 26 Airbus aircraft, and 1 business jet, the average age of our fleet was 8.1 years.

During the past year, Chinese and global economy continued to improve, thereby bringing about a rapid surge of market demand for airline services in China, which in turn eliminated the adverse effects of the outbreak of SARS in 2003. Meanwhile, the Group also faced certain challenges due to the soaring price of international jet fuel and intensified market competition. Against this background, the Group captured the market opportunity by adopting a series of effective measures, resulting in a great improvement in financial results as well as keeping the Company's leading position in China aviation market. In 2004, we were appointed as the exclusive airline partner of 2008 Beijing Olympic Games, which significantly promoted the Company's brand recognition. In addition, the successful listing of the Company's H shares on Hong Kong and London stock markets laid a solid foundation for the Group's future development.

The Group operated certain airline business through its subsidiaries and operating results of each subsidiary have already been calculated into the consolidated financial statement. The Company's largest subsidiary, CNAC (Stock Code: 1110) is listed on the Hong Kong Stock Exchange. CNAC is the controlling shareholder of Air Macau and the single largest shareholder of Dragonair. In 2003 and 2004, the operating revenues of CNAC accounted for 5.7% and 6.0% of the operating revenues of the Group in these years respectively.

In 2004, Air China Cargo Co., Ltd ("Air China Cargo"), a former branch of the Company, became a joint venture in which the Group held 51% of its equity. In 2004, the Group completed acquisitions of 48% shares in Shandong Aviation Group and 22.8% shares in Shandong Airlines.

The Group's business, its financial position and operating results as well as the comparison of the Group's financial results over the corresponding periods in previous years were mainly affected by such external factors as the development of Chinese economy and international trade, regulation of aviation industry, price of jet fuel, special events, the seasonal nature of airline business, performance of associates, financing costs and etc, which were beyond the control of the Group to a certain extent.

Cathay Pacific Airways Limited ("Cathay Pacific") acquired 10% equity of the Company as a strategic investor upon our listing. This not only provides a platform for cooperation between the companies in many business and operation sectors, but also creates opportunities for our network connection between Hong Kong and Beijing. Moreover, such a relationship helps to improve the operation efficiency as well as the management level of the Company. In addition, the Company holds indirect interest in Dragonair and Air Macau through CNAC and enjoys cooperation with Dragonair under the code share arrangement on some routes between Hong Kong and the mainland. The Company also has a similar cooperation arrangement with Air Macau through which the Company expects to realize better profitability.

As at 31 December 2004, the Group had a total of 29,133 employees (including total head count of joint ventures and associates), most of whom work in China. The employees' compensation is primarily composed of the basic salary and performance-based bonus. The Group did not experience a material loss of employees or encounter any difficulties in recruiting new employees.

Operating Revenues

Our operating revenues principally included air traffic revenues and other operating revenues. Most of our operating revenues were from air traffic revenues, representing 92.0% of operation revenues in 2004, while the other operating revenues representing 8.0% of operating revenues. Among air traffic revenues in 2004, 89.7% was generated from passenger services and 10.3% was from cargo and mail services.

Operating revenue increased 36.0% to RMB33,521 million in 2004 from RMB24,641 million in 2003, mainly due to revenue growth from passenger services. Revenue from passenger services increased 45.4% to RMB27,665 million in 2004 from RMB19,030 million in 2003. The capacity of passenger traffic in available seat kilometers ("ASKs") increased 27.9% to 64,894 million kilometres in 2004 from 50,733 million kilometres in 2003. Passenger load factor increased to 71.9% in 2004 from 66.0% in 2003. Income in each RPK increased 3.7% to RMB0.56 in 2004 from RMB0.54 in 2003. In 2004, the daily utilization of aircraft averaged at 10.2 hours, increased 1.5 hours compared to 2003.

Revenue generated from international passenger services accounted for 39.2% of the total revenue from passenger services of the Group in 2004, representing an increase of 62.6% to RMB10,835 million in 2004 from RMB6,663 million in 2003, and the main reason behind this growth was an apparent recovery of the demand for international airlines services in 2004 from the SARS outbreak in 2003 and an increased input of transport capacity in international routes by the Group. The passenger transport capacity (in ASKs) of international routes of the Group increased 41.5% to 27,897 million kilometres in 2004 from 19,709 million kilometres in 2003. The passenger load factor increased to 70.4% in 2004 from 64.8% in 2003. Level of passenger yield from international routes increased to RMB0.51 per RPK in 2004 from RMB0.47 per RPK in 2003.

Revenue generated from domestic passenger services accounted for 55.4% of the Group's total revenue from passenger services in 2004, increasing 38.3% to RMB15,340 million in 2004 from RMB11,093 million in 2003, primarily due to the increase of passenger load factor of domestic airlines and level of yielding. The passenger transport capacity (at ASKs) of domestic airlines of the Group increased 19.5% to 34,627 million kilometres in 2004 from 28,983 million kilometres in 2003. Passenger load factor increased to 73.6% in 2004 from 67.4% in 2003. Level of yield from passenger services in domestic airlines increased to RMB0.60 per RPK in 2004 from RMB0.57 per RPK in 2003.

Passenger transport revenue from Hong Kong and Macau accounted for 5.4% of the Group's passenger transport revenue of in 2004, increasing 16.9% to RMB1,490 million in 2004 from RMB1,274 million in 2003, primarily due to the uprising of passenger load factor in Hong Kong and Macau airlines. The passenger transport capacity (in ASKs) of Hong Kong and Macau airlines of the Group increased 16.1% to 2,371 million kilometres in 2004 from 2,042 million kilometres in 2003. Passenger load factor increased to 64.5% in 2004 from 58.1% in 2003. Level of passenger yield from Hong Kong and Macau airlines decreased to RMB0.67 per RPK in 2004 from RMB0.68 per RPK in 2003.

Revenue from cargo and mail operations decreased 27.8% to RMB3,170 million in 2004 from RMB4,392 million in 2003, primarily due to the fact that Air China Cargo Co., Ltd, which is engaged in cargo operations, was transformed from a previous branch of the Company into a joint venture in 2004, which resulted in proportionate consolidation in the accounts. The cargo transport capacity (in AFTKs) increased 20.2% to 4,843 million tonne kilometres in 2004 from 4,028 million tonne kilometres in 2003. The overall carrying ratio of cargo transport decreased to 53.5% in 2004 from 54.8% in 2003. The overall cargo yield rate increased to RMB2.03 for each yield tonne kilometre in 2004 from RMB1.87 for each yield tonne kilometre in 2003.

Other operating revenue increased 120.4% to RMB2,686 million in 2004 from RMB1,219 million in 2003, primarily due to the income generated from leasing bellyhold of passenger aircraft to Air China Cargo Co., Ltd. by the Company.

Operating Expenses

Operating expenses increased 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003, primarily due to increases in jet fuel costs, take-off, landing and depot charges and aircraft maintenance, repair and overhaul expenses, and employee compensation costs. Operating expenses as a percentage of operating revenues decreased to 86.6% in 2004 from 90.7% in 2003.

Jet fuel expenses increased 54% to RMB8,354 million in 2004 from RMB5,425 million in 2003, primarily due to the increased consumption of jet fuel as a result of the increased number of flights operated and higher domestic and international jet fuel prices. Our weighted average jet fuel cost for each barrel increased 25.7% to RMB474 in 2004 from RMB377 in 2003.

Take-off, landing and depot charges increased 22.6% to RMB4,230 million in 2004 from RMB3,450 million in 2003, primarily due to the increased number of flights operated.

Depreciation expenses increased 2.5% to RMB3,463 million in 2004 from RMB3,377 million in 2003, primarily due to the acquisition of eleven aircraft from August to September in 2004.

Aircraft maintenance, repair and overhaul expenses increased 32.0% to RMB2,836 million in 2004 from RMB2,149 million in 2003, primarily due to increased line maintenance requirements as a result of increased block hours.

Employee compensation costs increased 22.8% to RMB2,921 million in 2004 from RMB2,379 million in 2003, primarily due to the increase of flight hours.

Air catering charges increased 39.0% to RMB1,172 million in 2004 from RMB843 million in 2003, primarily due to an increase in the number of passengers carried.

Aircraft and jet engines operating lease expenses increased 17.7% to RMB1,071 million in 2004 from RMB910 million in 2003, primarily due to the net addition of nine aircraft acquired through operating leases.

Other operating lease expenses increased 2.7% to RMB187 million in 2004 from RMB182 million in 2003, primarily due to higher rental rates for our terminal stations and sales offices as compared to the lower rental rates for the same negotiated after the SARS outbreak.

Other flight operation expenses increased 27.7% to RMB2,698 million in 2004 from RMB2,112 million in 2003, primarily due to a change in the accounting method of the CAAC Infrastructure Development Fund, whereby it is no longer offset by revenues but is released to costs directly.

Selling and marketing expenses increased 31.1% to RMB1,387 million in 2004 from RMB1,058 million in 2003, primarily due to higher sales commissions as a result of increased ticket sales.

General and administrative expenses increased 51.8% to RMB715 million in 2004 from RMB471 million in 2003, primarily due to higher traveling expenses resulting from increased business volume and higher expenditures for Olympics aids and fixed assets retirement.

Income Tax

The Company is subject to the PRC income tax at a rate of 33%. The income tax increased to RMB1,108 million in 2004 from RMB90 million in 2003, primarily due to the increase of the profit before tax in 2004.

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital needs through cash flows from operating activities and bank loans. As at 31 December 2003 and 2004, the total amount of cash and cash equivalents of the Group were RMB2,620 million and RMB9,734 million respectively. In 2003 and 2004, the Group generated net cash from operating activities of RMB5,425 million and RMB6,151 million respectively, whilst the Group's net cash outflow from investing activities in the same period reached RMB4,360 million and RMB5,009 million respectively, primarily due to the amounts utilized for purchase and improvement of aircraft and aviation equipment. In 2004, the Group generated cash inflow of RMB5,620 million from financing activities, primarily due to the new issue of shares by the Company at the end of the year, while in 2003, the Group recorded cash outflow from financing activities of RMB2,207 million, primarily due to the repayment of certain bank loans.

Similar to other Chinese airlines, we have been operating with a net current liabilities position. As at 31 December 2003 and 2004, the net current liabilities of the Group were RMB12,384 million and RMB6,860 million respectively. The decrease of net current liabilities was primarily due to the increase of the current assets as a result of the new issue of H shares by the Company.

As at 31 December 2003 and 2004, the short-term bank and other borrowings of the Group were RMB9,237 million and RMB8,806 million respectively, while the long-term bank and other borrowings were RMB12,820 million and RMB12,897 million respectively in the same period. As of December 31, 2004, our bank loans and other borrowings due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB8,806 million, RMB3,064 million, RMB6,215 million and RMB3,618 million respectively. As of December 31, 2003 and 2004, our liabilities under financing leases were RMB13,699 million and RMB12,281 million respectively. As of December 31, 2004, our liabilities under financing leases due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB1,705 million, RMB1,944 million, RMB6,722 million and RMB1,910 million respectively.

As at 31 December 2004, the equity attributable to shareholders of the Group was RMB16,548 million, representing an increase of RMB9,655 million from RMB6,893 million in the previous year, primarily due to the public issue of 2,805,680,000 H shares with a par value of RMB1.00 each at an issue price of HKD2.98 per share in Hong Kong.

Financial Risk Management Policy

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. Our strategy for managing our jet fuel price risk aims to provide us with protection against sudden and significant price increases. To meet these objectives, we will continue to use instruments such as swaps, options and collars with approved counter-parties and within approved limits. The Group recorded a gain of RMB170 million and RMB41 million from the derivative instruments from jet fuel used by us in 2003 and 2004, respectively.

A substantial portion of the Group's debt, part of its operating revenues and expenses and capital expenditures are denominated in certain major foreign currencies and consequently subject to fluctuations in exchange rates. The Group recorded exchange losses of RMB297 million and RMB55 million in 2003 and 2004, respectively. In order to reduce our foreign currency risk, we

have pursued a strategy of reducing, for certain major foreign currencies, the mismatch between our revenues and payments denominated in such currencies. We are also currently evaluating proposals to hedge our foreign currency exposure by entering into hedge transactions.

Gearing ratio

As at 31 December 2004, the gearing ratio (represented by total liabilities divided by total assets) of the Company was approximately 73%, representing a decrease of 12% from approximately 85% as of 31 December 2003.

Assets Mortgage

As at December 31, 2004, the Group mortgaged several aircraft and flight equipment with an aggregate carrying amounts of approximately RMB28,585 million (2003: RMB29,732 million) pursuant to some of borrowing and lease agreements.

As at 31 December, 2004, the Group's bank deposits amounting to RMB117 million (2003: RMB1,245 million) were pledged against borrowing and leasing arrangements and financial derivatives.

Commitments and contingent liabilities

As at December 31, 2004, the Group's capital commitments amounted to approximately RMB15.820 billion, mostly regarding the purchases of some aircraft and equipment related to aircraft to be delivered in 2005 and 2006.

As at December 31, 2004, the Group committed to make a capital contribution of approximately RMB422 million to a joint venture.

As at December 31, 2004, the Group entered into operating lease agreements with respect to certain office equipment and aircraft, pursuant to which we committed to make lease payments in aggregate amounts of at least RMB1.14 billion within 1 year, RMB3.22 billion through 2 to 5 years, and RMB1 billion after five years.

As at 31 December 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. Details of contingent liabilities of the Group will be set out in the Company's 2004 annual report.

Other than the information disclosed herein, the information related to other matters of the Group which is required to be set forth herein pursuant to those provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") which are applicable to the 2004 Annual Results Announcement of the Company, has not changed materially from the information disclosed in the Company's prospectus dated 3 December 2004.

OUTLOOK FOR 2005

We would like to caution readers of this announcement that the airline operations are substantially influenced by global political and economical developments. Accidental and unexpected incidents may have a material impact on our operations or the industry as a whole. This 2004 Annual Results Announcement of the Group contains, *inter alia*, certain forward-looking statements, such as forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to some uncertainties and risks.

Looking forward, as the economic globalization proliferates, we are fully aware of the challenges and opportunities lying ahead. The greatest opportunity is that Chinese economy is now in a prime strategic opportunity period of growth. In the coming three years, the demand for air transport will keep growing at an anticipated rate of 13% to 15%. The international market will grow faster than the domestic market while the cargo sector will grow faster than passenger sector. However, influenced by international political and economic situation, the cost of jet fuel may stay high and the competition can be more severe. Interest rate, exchange rate and capital market are all undergoing frequent changes. All these have brought new challenges to the Company's financial risks control capability.

Where there is a challenge, opportunity stands aside, go head in. The Company is now facing a good opportunity for development and reform. By completing airline integration and the restructuring and listing the Company accomplished some milestone achievements. We have set our mission statement as: to be the favored airline for mainstream passengers; to be the most valuable and profitable airline in China and to be an airline with international competitiveness.

In light of the market environment and our current operations, we plan to implement the following strategies in order to enhance our competitiveness in 2005:

1. Through functional integration, transform and streamline our organizational structure to enhance our operational efficiency. To tighten internal risk control and prevent operational risk exposure.

2. Solidify our hub position while build up a more rational market reach. Continue to focus on Beijing, Chengdu and East China markets, give appropriate attention to the South China market, and realize more synergy by working closely with our Hong Kong and Macao counterparts.

3. Strengthen our competitiveness in a balanced international and domestic networks.

4. Deploy more air cargo capacity. Optimize cargo transportation network, improve cargo transportation product development and design.

5. Continue our efforts in providing safe, convenient, comfortable and customerised services. Improve the quality of our services, and further develop brand name by leveraging the opportunities created by our partnership with the Olympic Games.

SHARE CAPITAL

1. Share Capital Structure Information

The Company issued 2,805,680,000 H shares in 2004 (including 255,061,818 H shares sold by selling shareholders). As at 31 December 2004, the total share capital of the Company consisted of 9,050,618,182 shares with a par value of RMB1.00 each. The following table sets out the share structure of the Company as of 31 December 2004:

Category of Shares	Number of shares	Percentage of the total share capital
Domestic Shares	4,855,945,675	53.65%
Non-H Foreign Shares	1,388,992,507	15.35%
H Shares	2,805,680,000	31.00%
	9,050,618,182	100.00%

2. Substantial Shareholders

As at 31 December, 2004, to the knowledge of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO") were as follows:

Name of shareholder	Type of shareholding	Type of shares	Number of shares held	% of the total issued share capital of the Company	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued Non-H foreign shares of the Company	Short position
CNAHC	Direct holding	Domestic shares	4,855,945,675	53.65%	—	100%	—	—
CNACG	Direct holding	Non-H foreign shares	1,388,992,507	15.35%	—	—	100%	—
Cathay Pacific	Direct holding[1]	H shares	905,061,819	10.00%	32.26%	—	—	—
Merrill Lynch International	—	H shares	382,592,728	4.23%	13.64%	—	—	Yes[2]
Merrill Lynch Far East Limited	Over-allotment option[3]	H shares	420,852,000	4.65%	15%	—	—	—
China International Capital Corporation Limited	Over-allotment option[4]	H shares	420,852,000	4.65%	15%	—	—	—
HKSCC	Direct holding	H shares	2,181,620,909	24.10%	77.76%	—	—	—

Notes:

(1) Among the 905,061,819 H Shares of the Company, Cathay Pacific has security interest in 382,592,728 H Shares arising from a share lending agreement pursuant to which Cathay Pacific lent 382,592,728 H Shares of the Company to Merrill Lynch International.

(2) A short position in 382,592,728 H Shares of the Company arising from a share lending agreement pursuant to which Merrill Lynch International borrowed 382,592,728 H Shares of the Company from Cathay Pacific.

(3) Interests held jointly with China International Capital Corporation Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated 3 December 2004 issued by the Company.

(4) Interests held jointly with Merrill Lynch Far East Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated 3 December 2004 issued by the Company.

Details of the interests of substantial shareholders of the Company as at 31 December 2004 will be set out in the 2004 annual report of the Company in accordance with the disclosure requirements of the Listing Rules.

3. Disclosure of interests of Directors and Supervisors

As at 31 December 2004, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules are as follows:

Name of interested party	Name of Group member	Number of shares interested	Approximate percentage of shareholding
Zhang Xianlin	CNAC	33,126,000	1%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies. For this purpose, the relevant provisions of the SFO will be interpreted as if they applied to the Company's Supervisors.

None of the Directors of Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

MATERIAL MATTERS

1. Dividends

The Board of Directors does not recommend the declaration of any dividend to shareholders for the year 2004.

2. Purchase, Sale or Redemption of Securities

During the year ended 31 December 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities (the term "securities" having the meaning ascribed to it in the Listing Rules).

3. Material Litigation

Save as disclosed in the Company's prospectus dated 3 December 2004, the Group was not involved in any material litigation or arbitration in the year ended 31 December 2004.

4. Compliance with the Code of Best Practice

The Company has, from its listing date (15 December 2004) to 31 December 2004, complied with the "Code of Best Practice" set out in Appendix 14 to the previous Listing Rules before its amendment which came into effect on 1 January 2005.

5. Use of Proceeds from H Shares

The net proceeds from the global offering of the Company in December 2004 are being used in accordance with the disclosure in the Company's prospectus dated 3 December 2004.

6. Pre-emptive Right

Nether the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing share holders in proportion to their existing share holdings.

7. Service Contracts of the Directors and Supervisors

Each of the Directors has entered into a service contract with the Company for a term of three years from 30 September 2004 other than Mr. Fan Cheng, whose service contract has a term of three years from 18 October 2004 and is thereafter subject to termination by either party giving written notice to the other party.

Save as disclosed above, none of the Directors or the Supervisors has entered into or proposes to enter into a service contract with the Company other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

8. Reviewing by audit committee

The annual results of the Company have been reviewed by the audit committee of the Board of Directors of the Company.

By Order of the Board
Air China Limited
Li Jiaxiang
Chairman of the Board

Beijing, the PRC
12 April 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

The annual report of the Group for the year ended 31 December 2004 will be published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) in due course.

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 68

Regulatory Announcement

Go to market news section



Company	Air China Ld
TIDM	AIRC
Headline	Final Results - Part 1
Released	07:30 26-Apr-05
Number	4755L

Air China Limited (the "Company") is a joint stock limited company with limited liability incorporated in the PRC under the laws of the PRC on September 30, 2004. The Company has an extensive operating history in China through its predecessors and has historically been the principal Chinese airline providing international, domestic and regional airline services. Our original predecessor was the Beijing Administrative Bureau of Civil Aviation Administration of China which is now known as the General Administration of Civil Aviation of China ("CAAC"), which began providing air services since 1955. Our immediate predecessor was established in 1988 as Air China International Corporation to assume the operations of the CAAC's Beijing Administrative Bureau.

Our parent company, China National Aviation Holding Company ("CNAHC"), was formed in October 2002 to hold certain airline and airline-related assets, including the equity interest of Air China International Corporation. Air China International Corporation also merged with China National Aviation Corporation ("CNAC (PRC)"), which owned Zhejiang Airlines, and China Southwest Airlines in October 2002. In 2003, China Southwest Airlines and CNAC Zhejiang Airlines were dissolved as legal entities and their respective airline operations, assets and liabilities, and employees were integrated with Air China International Corporation.

We were established by restructuring for the purpose of initial public offering in 2004. By way of restructuring, we assumed all the airline and airline-related business operated by Air China International Corporation, together with its related assets and liabilities, including its aircraft and related equipment and the equity interests in various investees. In addition, we assumed from China National Aviation Corporation (Group) Limited ("CNACG") a controlling interest of approximately 69% in China National Aviation Company Limited ("CNAC"), a company listed on the Hong Kong Stock Exchange that provides passenger and cargo air transportation and other airline-related services through its subsidiaries and affiliates. CNAC in turn owns approximately 43.3% of Hong Kong Dragon Airlines Limited ("Dragonair") and 51.0% of Air Macau Company Limited ("Air Macau"). We have also acquired 48.0% of the equity interest of Shandong Aviation Group and 22.8% of the equity interest of Shandong Airlines Co., Ltd. whose B Shares are listed on Shenzhen Stock Exchange.

Our business scope mainly covers: international and domestic scheduled and non-scheduled passenger, cargo, mail and luggage transportation, domestic and international business jet service, aircraft custody, aircraft maintenance, agency service between airlines; other businesses related to above core business include ground service and aviation courier service (except mail and objects of the same nature as mail) and in-flight duty free items. We provide above airline-related services in Beijing, Chengdu, Hong Kong and other locations through our own business units and joint ventures with prominent companies, including Deutsche Lufthansa AG ("Lufthansa") and Hong Kong Jardine Matheson Ltd.

As of December 31, 2004, the Company, including Air China Cargo Co., Ltd. ("Air China Cargo"), operated a fleet of 151 aircraft, mainly including B747, B737, B767, B777, B757, A319, A320, A340 and one business jet (Gulfstream IV).

On December 15, 2004, our Company had its H Shares, namely overseas listed foreign invested shares, successfully listed in Hong Kong and London.

Chinese Registered Name:	
English Name:	Air China Limited
Registered Office:	9/F, Blue Sky Mansion 28 Tianzhu Road Zone A, Tianzhu Airport Industrial Zone Shunyi District Beijing, China
Principal Place of Business in Hong Kong:	5th Floor, CNAC House 12 Tung Fai Road Hong Kong International Airport Hong Kong
Website Address:	www.airchina.com.cn
Directors:	Li Jiaxiang Kong Dong Wang Shixiang Yao Weiting Ma Xulun Cai Jianjiang Fan Cheng Hu Hung Lick, Henry Wu Zhipan Zhang Ke
Supervisors:	Zhang Xianlin Liao Wei Zhang Huilan Liu Feng
Legal Representative of the Company:	Li Jiaxiang
Joint Company Secretaries:	Fan Cheng Li Man Kit *(ACIS, ACS)*
Qualified Accountant:	Chan Wai Kwong, Joel *(FCCA, CPA)*
Authorised Representatives:	Cai Jianjiang Li Man Kit
Legal Adviser to the Company as to Hong Kong and English law:	Freshfields Bruckhaus Deringer
Independent Auditors:	Ernst & Young
H Share Registrar and Transfer Office:	Computershare Hong Kong Investor Services Limited Rooms 1712–1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Listing Venues of our H Shares:	Hong Kong and London

MAJOR ACCOUNTING FIGURES AND FINANCIAL INDICATORS#

For the four years preceding the end of the reporting period, the major accounting figures and financial indicators are as follows (unit: RMB'000):

	2004	2003	2002	2001
Revenue from major businesses	33,520,757	24,641,405	24,983,677	22,736,452
Profit from operations	4,485,251	2,284,264	3,284,379	3,286,105
Profit before tax	3,656,533	178,279	1,039,826	1,609,722
Net profit after tax (including minority interests)	2,548,695	88,498	670,753	1,057,062
Minority interests	(162,731)	71,106	(171,143)	(108,774)
Net profit attributable to shareholders	2,385,964	159,604	499,610	948,288
Earnings per share (RMB)	0.36			
Net asset yield (%)	14.42	2.32	9.95	22.31
Total assets	66,689,269	56,397,062	57,394,612	58,253,358
Total liabilities	48,660,727	48,081,813	50,866,224	52,685,546
Minority interests	1,480,287	1,422,380	1,508,125	1,317,289
Owners' equity (excluding minority interests)	16,548,255	6,892,869	5,020,263	4,250,523
Net asset per share (RMB)	2.50			

Notes:

1. Share Capital are calculated on weighted average basis
= (6,500,000,000 x 348 + 9,050,618,182 x 17) / 365
= 6,618,795,915 Shares

2. Net profit excludes minority interests; net assets excludes minority interests

Comparison on Major Financial Data 2001–2004

\raster(65%,p)="chart01"

(Excluding Air Macau)	2003	2004	2004 vs. 2003 Increase/ (Decrease) %
Traffic			
RPK (in millions)	**33,477.0**	**46,644.5**	**39.3**
International	12,765.1	19,627.9	53.8
Domestic	19,525.2	25,487.2	30.5
Hong Kong and Macau	1,186.7	1,529.5	28.9
RFTK (in millions)	**2,206.2**	**2,581.7**	**17.0**
International	1,686.3	1,976.4	17.2
Domestic	461.9	544.1	17.8
Hong Kong and Macau	58.1	61.2	5.3
Passengers carried (in thousands)	**18,053.7**	**24,500.0**	**35.7**
International	2,656.2	4,219.0	58.8
Domestic	14,798.9	19,521.7	31.9
Hong Kong and Macau	598.6	759.2	26.8
Cargo and mail (tonnes)	**564,211.0**	**665,252.7**	**17.9**
Kilometers flown (in millions)	**266.1**	**338.7**	**27.3**
Block hours (in thousands)	**390.1**	**510.2**	**30.8**
Number of flights	**147,225**	**183,693**	**24.8**
International	19,882	28,366	42.7
Domestic	121,756	148,751	22.2
Hong Kong and Macau	5,587	6,576	17.7
RTK (in millions)	**5,200.4**	**6,751.4**	**29.8**
Capacity			
ASK (in millions)	**50,732.6**	**64,894.0**	**27.9**
International	19,708.5	27,896.8	41.5
Domestic	28,982.6	34,626.6	19.5
Hong Kong and Macau	2,041.5	2,370.6	16.1
AFTK (in millions)	**4,028.2**	**4,843.0**	**20.2**
International	2,854.9	3,481.7	22.0
Domestic	1,065.1	1,253.2	17.7
Hong Kong and Macau	108.2	108.1	(0.1)
ATK (in millions)	**8,594.1**	**10,683.5**	**24.3**

(Excluding Air Macau)	2003	2004	2004 vs. 2003 Increase/ (Decrease) %
Load factor			
Passenger load factor (RPK/ASK)	**66.0%**	**71.9%**	**5.9 pt**
International	64.8%	70.4%	5.6 pt
Domestic	67.4%	73.6%	6.2 pt
Hong Kong and Macau	58.1%	64.5%	6.4 pt
Cargo and mail load factor (RFTK/AFTK)	**54.8%**	**53.3%**	**(1.5) pt**
International	59.1%	56.8%	(2.3) pt
Domestic	43.3%	43.4%	0.1 pt
Hong Kong and Macau	53.7%	56.6%	2.9 pt
Yield			
Yield per RPK (RMB)	**0.54**	**0.56**	**3.70**
International	0.47	0.51	8.51
Domestic	0.57	0.60	5.26
Hong Kong and Macau	0.68	0.67	(1.47)
Yield per RFTK (RMB)	**1.87**	**1.99**	**6.42**
International	1.95	2.10	7.69
Domestic	1.43	1.39	(2.80)
Hong Kong and Macau	3.10	3.62	16.77
Fleet			
Total aircraft in service at period end	**131**	**151**	**15.3**
Daily utilization (block hours per day per aircraft)	**8.7**	**10.2**	**17.2**
Unit cost			
Operating expenses per ASK (RMB)(1)	**0.41**	**0.42**	**2.44**
Operating expenses per ATK (RMB)(2)	**2.41**	**2.54**	**5.39**

1. Unit cost reflects total operating expenses of both passenger and cargo services divided by total ASK.

2. Unit cost reflects total operating expenses of both passenger and cargo services divided by total ATK.

\raster(100%,p)="CNA_director_4"

Dear shareholders,

On behalf of the board of directors of Air China Limited, I wish to express our sincere appreciation for your support to the Group (including Air China Limited, its subsidiaries and joint ventures).

In 2004, the Group achieved a great-leap-forward development. By seizing the market opportunities, we focused our efforts on corporate restructuring and listing preparation, flight safety maintenance as well as on internal operation coordination enhancement. Despite the fact that the global aviation industry experienced a recession for three consecutive years, our H Shares were successfully listed on both Hong Kong and London stock exchanges on December 15, 2004, achieving gross proceeds of approximately USD1,120 million or approximately RMB9,300 million in equivalent (taking into account of proceeds from subsequent exercise of over-allotment option). We topped the list of all initial public offerings among the airlines over the past seventeen years. With a premium of 101% of share issue price over net asset value per share at June 30, 2004, the shareholders' equity of the Company amounts to RMB16,548 million and the liabilities to assets ratio reduced to approximately 72.97%. As a result, the capital structure of the Company has been optimized, with our brand value significantly enhanced and our corporate governance structure further improved.

In 2004, the Group achieved the best performance ever in its history for major performance indicators and consolidated profit before tax reached RMB3,657 million. Air traffic revenue and other operating revenue reached RMB30,835 million and RMB2,686 million respectively, representing increases of 31.6% and 120.4% over 2003. According to CAAC's statistics, our total profit accounted for over 50% of the total profit of the whole mainland China airlines.

To improve our services, the Group established an efficient internal service management system while at the same time adopted measures to maintain and upkeep customer relationship, resulting in a decrease of about 17% in customer complaints compared to the previous year. Last year, the Company was appointed as the only airline partner of 2008 Beijing Olympic Games, which greatly boosted the brand name of the Company. In 2004, according to a travellers' satisfaction survey, the Company obtained two awards, namely Excellence Award for Travellers' Satisfaction and Excellence Award for Service Brand categorized for airlines carrying over 15 million passengers. Our successful listing in Hong Kong and London make our brand the focus among the media and the investors, thereby significantly enhancing our intangible asset value.

Cathay Pacific Airways Limited ("Cathay Pacific"), as a strategic investor, acquired 10% share capital of the Company upon its listing. This not only provides a platform for cooperation between the two companies in many business and operation sectors, but also creates opportunities for network connection between Hong Kong and Beijing. Such a relationship helps to improve the operation efficiency as well as the management capability of the Company. In addition, the Company holds indirect interest in Dragonair and Air Macau through CNAC and enjoyed cooperation with Dragonair under codeshare arrangements on certain routes between Hong Kong and the mainland China. We also have a similar cooperation arrangement with Air Macau through which we expect to realize better profitability.

Looking forward, as the economic globalization proliferates, we are fully aware of the challenges and opportunities lying ahead. The greatest opportunity is that the Chinese economy is now in a prime period of strategic growth. In the coming three years, the demand for air traffic will keep going at an anticipated growth rate of 13% to 15%. The international market will grow faster than the domestic market while the cargo sector will grow faster than the passenger sector. However, affected by international political and economic environment, the cost of jet fuel may stay high and the competition can be more severe. Interest rate, exchange rate and capital market are also undergoing frequent changes. All these will present new challenges to the Group's financial risks control capability.

Where there is challenge, there is opportunity. The Group is now facing an opportunity for development and transformation. By completing airline integration and listing, the Group achieved significant milestones. Our fleet is expanding rapidly and, when the fleet of all the Company's subsidiaries, joint ventures and associates are taken into account, the fleet comprises over 250 aircraft, which could enable us to enjoy economies of scale. Our development focus on hub and network, whereby strengthening our dominance over the market. We have already built up our competitive edge within the sector and re-secured our leading position. All these have laid a solid foundation for a rapid, healthy and balanced development of the Group in the future. Our goal is to maximise the value of the Company and to establish the Company as the favored airline for mainstream passengers, the most valuable and profitable airline in China and an airline with international competitiveness.

In 2005, without prejudice to safety operation, the Company will further enhance our core competitiveness and brand recognition to create a sound development environment featured by safety, high efficiency and sustaining profitability. Thus the Company will take the following measures:

1. Through functional integration, transform and streamline our organizational structure to enhance our operational efficiency. To tighten internal risk control and prevent operational risk exposure.

2. Solidify our hub position while building up a more rational market reach. Continue to focus on Beijing, Chengdu and East China markets, give appropriate attention to the South China market, and realize more synergy by working closely with our Hong Kong and Macau counterparts.

3. Strengthen our competitiveness in a balanced international and domestic network.

4. Deploy more air cargo capacity. Optimize cargo transportation network.

5. Continue our efforts in providing safe, convenient, comfortable and customerised services. Improve the quality of our services, and further enhance our brand name recognition by leveraging our status as the only airline partner of the 2008 Beijing Olympic Games.

Looking back, in 2004, the Company well exceeded the profit forecast made at the time of its initial public offering, thus affirming its commitment to its shareholders. I would like, on behalf of the board of directors, to express my appreciation to the management team and staff of the Group for their professionalism and dedication. Last but not the least, I, on behalf of the board of directors, would like to thank our shareholders for their trust and support.

\raster(60%,p)="lee"

Li Jiaxiang
Chairman

Beijing, PRC
April 12, 2005

We are the national flag carrier of China and a leading provider of air passenger, air cargo and airline-related services in China. We are primarily based in Beijing, the capital and a major hub for domestic and international air transportation. We have the largest share of air transportation business at Beijing Capital International Airport, China's busiest airport. With our operational centre in Beijing and extensive route network serving major Chinese cities and international destinations, we believe we are well positioned to capture the growing demand for airline services in greater China.

Our leading position in the Chinese air transportation market is primarily attributed to our status as:

China's largest commercial airline, accounting for approximately 29.2% of the total RTKs flown by all Chinese airlines in 2004, according to CAAC statistics;

China's largest air cargo services provider, accounting for approximately 36.0% of the total RFTKs flown by all Chinese airlines in 2004, according to CAAC statistics;

the Chinese airline with the highest brand value, according to World Brand Lab, which ranked "Air China" the 32nd most valuable brand name in China, the highest ranked Chinese airline brand.

We believe that by operating a well-balanced route network with complementary domestic and international routes, we can provide our passengers with convenient direct flights and transfer services. Our investments in Air Macau, Dragonair, Shenzhen Airline and Shandong Airline allow us to benefit from the growth in other aviation markets. We have formed business partnerships with various leading international and regional airlines, which we believe will assist us in broadening our scope of service, expanding our international customer base and providing additional customized customer services.

As of December 31, 2004, the Company (including Air China Cargo) operated a fleet of 151 aircraft, serving 72 domestic and 36 international and regional destinations. For the 12 months ended December 31, 2004, we carried approximately 24.50 million passengers and approximately 665,253 tonnes of cargo, with passenger traffic of approximately 46,640 million RPKs and cargo traffic of approximately 2,580 million RFTKs. Passenger load factor and cargo and mail load factor for scheduled flights was 71.9% and 63.4% respectively.

In 2001, 2002, 2003 and 2004, our combined revenues totaled RMB22,736.5 million, RMB24,983.7 million, RMB24,641.4 million and RMB33,520.8 million, respectively, and our net profit attributable to shareholders totaled RMB948.3 million, RMB499.6 million, RMB159.6 million and RMB2,386.0 million, respectively.

Shareholders are advised to read the following discussion and analysis in conjunction with the financial statements of the Group prepared in accordance with the International Financial Reporting Standards as set out on pages from 44 to 126 of this Annual Report.

Business Review#

The Group is the national flag carrier and a leading provider of air passenger, air cargo and airline related services in China. Taking advantage of its balanced network of extensive and complementary domestic and international routes as well as its dominant position in Beijing, the Group offers non-stop and transit services to its passengers from overseas, mainland China, Hong Kong and Macau. As at December 31, 2004, we operated an overall of 183,693 flights serving 72 domestic and 36 international and regional destinations. We offered an average of 3,426 scheduled passenger flights and 367 scheduled cargo flights weekly. We operated a fleet of 151 aircraft, including 124 Boeing aircraft, 26 Airbus aircraft, 1 business jet, the average age of our fleet was 8.1 years.

During the year, Chinese and global economy continued to improve, thereby bringing about a rapid surge of market demand for airline services in China, which greatly mitigated the adverse effects of the outbreak of SARS in 2003. Meanwhile, the Group also faced certain challenges due to the soaring price of international jet fuel and intensified competition. Against this background, the Group seized the market opportunity by adopting a series of effective measures, resulting in great improvement in financial results and a more secured leading position in China aviation market. In 2004, we were appointed as the exclusive airline partner of 2008 Beijing Olympic Games, which significantly promoted the Company's brand recognition. In addition, the successful listing of our shares on Hong Kong and London stock exchanges laid a solid foundation for the Group's future development.

The Group operated certain airline business through its subsidiaries and operating results of each subsidiary have already been calculated into the consolidated financial statements. CNAC is the largest subsidiary of the Company and is listed on the Hong Kong Stock Exchange. CNAC is the controlling shareholder of Air Macau and the single largest shareholder of Dragonair. In 2003 and 2004, the operating revenues of CNAC accounted for 5.7% and 6.0% of the operating revenues of the Group in these years respectively.

In 2004, Air China Cargo, a branch of the Company in 2003, was transformed into a joint venture in which the Group holds 51% equity interest, and its operating results has been included in the consolidated financial statements prepared in accordance with proportionate consolidation method under IFRS. In 2004, the Group accomplished acquisition of 48% of the equity interest of Shandong Aviation Group and 22.8% of the equity interest of Shandong Airlines Co., Ltd..

The Group's business, its financial position and operating results are mainly affected by such external factors as the development of Chinese economy and international trade, regulations of aviation industry, jet fuel price, special events, the seasonal nature of airline operation, performance of associates, financing costs, which were not within the control of the Group to a certain extent.

Operating Results — 2004 Compared with 2003#

The Group's net profit attributable to equity holders of the parent for 2004 was RMB2,386 million and that for 2003 was RMB160 million. Our operating revenue increased by 36.0% to RMB33.521 million in 2004 from RMB24,641 million in 2003. Our operating expenses increased by 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003. As the increase in operation revenue exceeded that in operation expenses, the profit from operation increased by 96.4% to RMB4,485 million in 2004 from RMB2,284 million in 2003. Our finance costs decreased by 23.4% to RMB1,800 million in 2004 from RMB2,349 million in 2003. Share of profits less losses from associates increased by 130.9% to RMB561 million in 2004 from RMB243 million in 2003. Generally speaking, our profit before tax increased by 1,954.5% to RMB3,657 million in 2004 from RMB178 million in 2003. Net profit attributable to equity holders of the parent increased by 1,391.3% to RMB2,386 million in 2004 from RMB160 million in 2003.

Operating Revenues#

Our operating revenues principally included air traffic revenues and other operating revenues. Most of our operating revenues were from air traffic revenues, representing 92.0% of operation revenues in 2004, while the other operating revenues represented 8.0% of operating revenues. Among air traffic revenues in 2004, 89.7% was generated from passenger services and 10.3% was from cargo and mail services.

Operating revenue increased by 36.0% to RMB33,521 million in 2004 from RMB24,641 million in 2003, mainly due to revenue growth from passenger services. Revenue from passenger services increased by 45.4% to RMB27,665 million in 2004 from RMB19,030 million in 2003. The capacity of passenger traffic in ASKs increased by 27.9% to 64,894 million ASKs in 2004 from 50,733 million ASKs in 2003. Passenger load factor increased to 71.9% in 2004 from 66.0% in 2003. Income per RPK increased by 3.7% to RMB0.56 in 2004 from RMB0.54 in 2003. In 2004, the daily utilization of aircraft averaged at 10.2 hours, increased by 1.5 hours when compared to 2003.

Revenue generated from international passenger services accounted for 39.7% of the total revenue from passenger services of the Group in 2004, representing an increase of 62.6% to RMB10,835 million in 2004 from RMB6,663 million in 2003, and the main reason was an apparent recovery of the demand for international airline services in 2004 from the SARS outbreak in 2003 and the increased input of capacity in international routes by the Group. The passenger traffic capacity (in ASKs) of international routes of the Group increased by 41.5% to RMB27,897 million kilometers in 2004 from RMB19,709 million kilometers in 2003. The passenger load factor increased to 70.4% in 2004 from 64.8% in 2003. Level of passenger yield from international routes increased to RMB0.51 per RPK in 2004 from RMB0.47 per RPK in 2003.

Revenue generated from domestic passenger services accounted for 55.1% of the Group's total revenue from passenger services in 2004, increasing by 38.3% to RMB15,340 million in 2004 from RMB11,093 million in 2003, primarily due to the increase of passenger load factor and yield of domestic services. The passenger traffic capacity (in ASKs) of domestic airline of the Group increased by 19.5% to RMB34,627 million kilometers in 2004 from RMB28,983 million kilometers in 2003. Passenger load factor increased to 73.6% in 2004 from 67.4% in 2003. Passenger yield in domestic services increased to RMB0.60 per RPK in 2004 from RMB0.57 per RPK in 2003.

Passenger traffic revenue from Hong Kong and Macau accounted for 5.2% of the Group's passenger traffic revenue in 2004, increasing by 17.0% to RMB1,490 million in 2004 from RMB1,274 million in 2003, primarily due to the uprising of passenger load factor in Hong Kong and Macau services. The passenger traffic capacity (in ASKs) of Hong Kong and Macau services of the Group increased by 16.1% to RMB2,371 million kilometers in 2004 from RMB2,042 million kilometers in 2003. Passenger load factor increased to 64.5% in 2004 from 58.1% in 2003. Passenger yield from Hong Kong and Macau services decreased to RMB0.67 per RPK in 2004 from RMB0.68 per RPK in 2003.

Revenue from cargo and mail operations decreased by 27.8% to RMB3,170 million in 2004 from RMB4,392 million in 2003, primarily due to the fact that Air China Cargo, which is engaged in cargo operations, had changed into a joint venture in 2004 of proportionally consolidation from a branch of the Company. The cargo traffic capacity (in AFTKs) increased by 20.2% to RMB4,843 million kilometers in 2004 from RMB4,028 million kilometers in 2003.The overall load factor of cargo traffic decreased to 53.3% in 2004 from 54.8% in 2003. The overall cargo yield increased to RMB1.99 per RFTK in 2004 from RMB1.87 per RFTK in 2003.

Other operating revenue increased by 120.3% to RMB2,686 million in 2004 from RMB1,219 million in 2003, primarily due to the increase in bellyhold income.

Operating Expenses#

Operating expenses increased by 29.9% to RMB29,036 million in 2004 from RMB22,357 million in 2003, primarily due to increases in jet fuel costs, take-off, landing and depot charges and aircraft maintenance, repair and overhaul expenses, and employee compensation costs. Operating expenses as a percentage of operating revenues decreased to 86.6% in 2004 from 90.7% in 2003.

Jet fuel expenses increased by 54.0% to RMB8,354 million in 2004 from RMB5,425 million in 2003, primarily due to the increased consumption of jet fuel as a result of the increased number of flights operated and higher domestic and international jet fuel prices. Our weighted average jet fuel cost for each barrel increased by 25.7% to RMB474 in 2004 from RMB377 in 2003.

Take-off, landing and depot charges increased by 22.6% to RMB4,230 million in 2004 from RMB3,450 million in 2003, primarily due to the increased number of flights operated.

Depreciation expenses increased by 2.5% to RMB3,463 million in 2004 from RMB3,377 million in 2003, primarily due to the acquisition of eleven aircraft from August to September in 2004.

Aircraft maintenance, repair and overhaul expenses increased by 32.0% to RMB2,836 million in 2004 from RMB2,149 million in 2003, primarily due to increased line maintenance requirements as a result of increased block hours.

Employee compensation costs increased by 22.8% to RMB2,921 million in 2004 from RMB2,379 million in 2003, primarily due to the increase of flight hours.

Air catering charges increased by 39.0% to RMB1,172 million in 2004 from RMB843 million in 2003, primarily due to an increase in the number of passengers carried by the Group.

Aircraft and jet engines operating lease expenses increased by 17.7% to RMB1,071 million in 2004 from RMB910 million in 2003, primarily due to the addition of nine aircraft acquired through operating leases.

Other operating lease expenses increased by 2.7% to RMB187 million in 2004 from RMB182 million in 2003, primarily due to higher rental rates for our terminal stations and sales offices as compared to the lower rental rates for the same

negotiated after the SARS outbreak.

Other flight operation expenses increased by 27.7% to RMB2,698 million in 2004 from RMB2,112 million in 2003, primarily due to a change in the accounting method of the CAAC Infrastructure Development Fund, whereby it is no longer offset by revenues but is released to costs directly in 2004.

Selling and marketing expenses increased by 31.1% to RMB1,387 million in 2004 from RMB1,058 million in 2003, primarily due to higher sales commissions as a result of increased ticket sales.

General and administrative expenses increased by 51.8% to RMB715 million in 2004 from RMB471 million in 2003, primarily due to higher travelling expenses resulting from increased business volume and donation for Olympic Games and loss on property, plant and equipment retirement.

Finance Costs#

Net finance costs decreased by 23.4% to RMB1,800 million in 2004 from RMB2,349 million in 2003, of which interest expenses decreased by 18.6% to RMB1,824 million in 2004 from RMB2,241 million in 2003, primarily due to the repayment of certain bank loans and a decrease in finance lease obligations. Interest income increased by 78.9% to RMB34 million in 2004 from RMB19 million in 2003, primarily due to an increase in bank deposits.

Share of Profits Less Losses from Associates#

In 2004, share of profits less losses from associates was RMB561 million, as compared to that of RMB243 million in 2003, primarily due to the significant increase of the profits of our associates Dragonair, Jardine Airport Services Limited ("JASL") and Menzies Macau Airport Services Limited.

Income Tax#

The Company is subject to the PRC income tax at a rate of 33%. The income tax of the Group increased to RMB1,108 million in 2004 from RMB90 million in 2003, primarily due to the increase of the profit before taxation in 2004.

LIQUIDITY AND CAPITAL RESOURCES#

We financed our working capital needs through consolidated capital from operating activities and bank loans. As at December 31, 2003 and 2004, the total amount of cash and cash equivalents of the Group were RMB2,620 million and RMB9,734 million respectively. In 2003 and 2004, the Group generated net cash from operating activities of RMB5,425 million and RMB6,151 million respectively, whilst the Group's net cash outflow from investing activities in the same period reached RMB4,360 million and RMB4,974 million respectively, primarily due to the amounts utilized for purchase and improvement of aircraft and aviation equipment. In 2004, the Group's net cash inflow from financing activities amounted to RMB5,620 million, primarily due to the new issues of shares by the Company at the end of the year; while in 2003, the Group recorded a net cash outflow from financing activities of RMB2,207 million, primarily due to the repayment of certain bank loans.

Similar to other Chinese airlines, we have been operating with a net current liabilities position. As at December 31, 2003 and 2004, the net current liabilities of the Group were RMB12,384 million and RMB6,860 million respectively. The decrease of net current liabilities was primarily due to the increase of current assets as a result of the new issue of shares by the Company.

As at December 31, 2003 and 2004, the short-term loans of the Group were RMB9,237 million and RMB8,806 million respectively, while the long-term loans were RMB12,820 million and RMB12,897 million respectively in the same period. As at December 31, 2004, our bank and other loans due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB8,806 million, RMB3,064 million, RMB6,215 million and RMB3,618 million respectively. As of December 31, 2003 and 2004, our liabilities under finance leases were RMB13,699 million and RMB12,281 million respectively. As of December 31, 2004, our liabilities under finance leases due within 1 year, 1 to 2 years, 3 to 5 years and over 5 years were RMB1,705 million, RMB1,944 million, RMB6,722 million and RMB1,910 million respectively.

As at December 31, 2004, the equity attributable to shareholders of the Group was RMB16,548 million, representing an increase of RMB9,655 million when compared with RMB6,893 million in the previous year, primarily due to the issuance by the Company of 2,550,618,182 H Shares with a par value of RMB1.00 each at an offer price of HKD 2.98 per share.

Capital Expenditures#

As of December 31, 2004, the Group had contracted for 27 passenger aircraft to be delivered from 2005 to 2006. The

Group's total investment in aircraft is expected to be RMB7,511 million (The plan of the Company is to change the contracts for 5 B737-700 under operating leases and if commercial terms are not applicable, the total investments for aircraft will be adjusted to RMB9,023 million), including prepayments for purchasing aircraft in 2006 and afterwards of RMB4,682 million. Other investment in capital expenditure items is estimated to be RMB1,899 million, which mainly involves improvement of first class and business class cabins, the Company's ancillary projects in No. 3 Terminal of Beijing International Airport, and some long-term investment projects. Some capital expenditures projects of the Company are generally subject to Chinese government approval, and are subject to adjustments depending on approval time, the prevailing market conditions, financing and other relevant factors.

Financial Risk Management Policy#

The Group is exposed to the fluctuations in jet fuel price during its ordinary operations. International jet fuel prices have been historically, and will in the future continue to be, subject to price volatility and fluctuations in supply and demand. Our strategy for managing our jet fuel price risk aims to provide us with protection against sudden and significant price increases. To meet these objectives, we will continue to use instruments such as swaps, options and collars with approved counter-parties and within approved limits. The Group recorded a gain of RMB170 million and RMB41 million from the derivative instruments from jet fuel used by us in 2003 and 2004, respectively.

A substantial portion of the Group's debt, part of its operating revenues and expenses and capital expenditures are denominated in certain major foreign currencies and consequently subject to fluctuations in exchange rates. The Group recorded exchange losses of RMB297 million and RMB55 million in 2003 and 2004, respectively. In order to reduce our foreign currency risk, we have pursued a strategy for certain major foreign currencies, to make the match between our revenues and payments denominated in such currencies. We are also currently evaluating proposals to hedge our foreign currency exposure by entering into hedge transactions.

Assets Mortgage#

As at December 31, 2004, the Group mortgaged several aircraft and flight equipment with an aggregate carrying amounts of approximately RMB28,585 million (2003: RMB29,732 million) pursuant to certain borrowing and lease agreements, details of which are set out in notes 16, 33 and 34 to the financial statements.

As at December 31, 2004, the Group's bank deposits amounting to RMB117 million (2003: RMB1,246 million) were pledged against borrowing and leasing arrangements and financial derivatives.

Commitments and Contingent Liabilities#

As at December 31, 2004, the Group's capital commitments amounted to approximately RMB15,820 million, mostly regarding the purchase of certain aircraft and relevant equipment to be delivered in 2005 and 2006.

As at December 31, 2004, the Group committed to make a capital contribution of approximately RMB422 million to its joint venture.

As at December 31, 2004, the Group entered into operating lease agreements with respect to certain office premises, aircraft and related equipment pursuant to which we committed to make lease payments in aggregate amounts of at least RMB1,140 million within 1 year, RMB3,216 million within 2 to 5 years, and RMB1,000 million after 5 years.

Details of the commitments are set out in note 42 to the financial statements.

The Group's primary contingent liabilities as at December 31, 2004 are set out in note 41 to the financial statements.

Gearing Ratio#

As at December 31, 2004, the gearing ratio (represented by total liabilities divided by total assets) of the Company was approximately 73%, representing a decrease of 12 percentage points from approximately 85% as at December 31, 2003.

Group Activities and Results#

The Group is a provider of air passenger, air cargo and airline-related services. The results of the Group for the year ended December 31, 2004 and the financial positions of the Company and the Group as of the same date are set out in the financial statements on pages 44 to 126 herein.

Dividend#

As disclosed in the prospectus issued under the initial public offering of the Company, the Company has taken into consideration the future development, shareholders' interests, operating results and cash flows in determining the distribution of dividend. The Company confirmed that in accordance with the PRC GAAP, the appropriation rates to the statutory common reserve fund, the statutory common welfare fund and the discretionary common reserve fund for the year ended December 31, 2004 were 10%, 5% and 5% respectively.

The Board of Directors of the Company does not recommend the declaration of final dividend for the year ended December 31, 2004. Such retained profit shall be carried forward to the next year and in the distribution ratio currently expected to be between 15% to 30% of the profit after the recovery of losses (if any) and the appropriations of statutory common reserve fund, the statutory common welfare fund and the discretionary common reserve fund.

Bank and other loans#

Details of the bank and other loans of the Company and the Group are set out in note 34 to the financial statements.

Capitalization of Interests#

Details of the capitalization of interests of the Group for the year ended December 31, 2004 are set out in note 8 to the financial statements.

Property, plant and equipment#

Movements in the property, plant and equipment of the Company and the Group for the year ended December 31, 2004 are set out in note 16 to the financial statements.

Reserves#

The reserves of the Company available for distribution to shareholders as at December 31, 2004 are set out in note 40 to the financial statements.

Movements in the reserves of the Company during the year are set out in note 38 to the financial statements.

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity on page 47 of the annual report.

Donations#

For the year ended December 31, 2004, the Group made donations for charitable purposes and other purposes amounting to RMB40.5 million.

EMPLOYEE PENSION Cost#

Details of the employee pension cost and employee benefits are set out in note 11 to the financial statements.

Use of Proceeds from Initial Public Offering#

In the year of 2004, the Company conducted its initial public offering and 2,550,618,182 H Shares were issued (excluding 255,061,818 H Shares sold by selling shareholders) for net proceeds of RMB7,601 million. The proceeds are being used in accordance with the purposes disclosed in the prospectus of the Company dated December 3, 2004.

Share Capital#

As at December 31, 2004, before the exercise of over-allotment option under initial public offering, the Company's total share capital was RMB9,050,618,182, divided into 9,050,618,182 shares with a nominal value of RMB1.00 each. That over-allotment option was exercised on January 7, 2005 and as at April 12, 2005 being the date of this report the Company's total share capital is RMB9,433,210,909, divided into 9,433,210,909 shares with a nominal value of RMB1.00 each. The share capital structure of the Company is as follows:

Type of Shares	As at December 31, 2004		As at April 12, 2005	
	Number of Shares	% of Total Issued Share Capital	Number of Shares	% of Total Issued Share Capital
Domestic Shares	4,855,945,675	53.65%	4,826,195,989	51.16%
Non-H Foreign Shares	1,388,992,507	15.35%	1,380,482,920	14.64%
H Shares	2,805,680,000	31.00%	3,226,532,000	34.20%
Total	9,050,618,182	100%	9,433,210,909	100%

ULTIMATE HOLDING COMPANY#

CNAHC, which is incorporated in the PRC, is regarded by the Directors of the Company as being the Company's ultimate holding company.

SIGNIFICANT INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES#

As at December 31, 2004, the interests and short positions of the following persons (other than the Company's Directors, Supervisors or chief executive) in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong (the "SFO") were as follows:

Name of Shareholder	Type of Shareholding	Type of Shares	Number of Shares Held	% of the Total Issued Share Capital of the Company	% of the Total Issued H Shares of the Company	% of the Total Issued Domestic Shares of the Company	% of the Total Issued Non-H Foreign Shares of the Company	Short Position
CNAHC	Direct holding	Domestic shares	4,855,945,675	53.65%	—	100%	—	—
CNACG	Direct holding	Non-H Foreign shares	1,388,992,507	15.35%	—	—	100%	—
Cathay Pacific	Direct holding (1)	H Shares	905,061,819	10.00%	32.26%	—	—	—
Swire Pacific Limited(2)	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
John Swire & Sons (H.K.) Limited(2)	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
John Swire & Sons Limited(2)	Indirect holding	H Shares	905,061,819	10.00%	32.26%	—	—	—
Merrill Lynch International	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
Merrill Lynch & Co., Inc(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
Merrill Lynch International Incorporated(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
Merrill Lynch International Holdings Inc(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
Merrill Lynch Europe PLC(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
Merrill Lynch Europe Intermediate Holdings(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
Merrill Lynch Holdings Limited(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)
ML UK Capital Holdings(3)	—	H Shares	382,592,728	4.23%	13.64%	—	—	Yes(4)

Merrill Lynch Far East Limited(5)	Over-allotment option(6)	H Shares	420,852,000	4.65%	15%	—	—	—
China International Capital Corporation Limited (7)	Over-allotment option(8)	H Shares	420,852,000	4.65%	15%	—	—	—
HKSCC (9)	Direct holding	H Shares	2,181,620,909	24.10%	77.76%	—	—	—

Notes:

(1) Among the 905,061,819 H shares, Cathay Pacific has security interest in 382,592,728 H shares arising from a share lending agreement pursuant to which Cathay Pacific lent 382,592,728 H shares of the Company to Merrill Lynch International.

(2) Swire Pacific Limited, John Swire & Sons (H.K.) Limited and John Swire & Sons Limited have duplication of Cathay Pacific's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Cathay Pacific.

(3) Merrill Lynch & Co., Inc., Merrill Lynch International Incorporated, Merrill Lynch International Holdings Inc., Merrill Lynch Europe PLC, Merrill Lynch Europe Intermediate Holdings, Merrill Lynch Holdings Limited, and ML UK Capital Holdings have duplication of Merrill Lynch International's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Merrill Lynch International.

(4) A short position in 382,592,728 H shares of the Company arising from a share lending agreement pursuant to which Merrill Lynch International borrowed 382,592,728 H shares of the Company from Cathay Pacific.

(5) Merrill Lynch & Co., Inc., Merrill Lynch International Incorporated, Merrill Lynch International Holdings Inc., and Merrill Lynch (Asia Pacific) Limited have duplication of Merrill Lynch Far East Limited's interests in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of Merrill Lynch Far East Limited.

(6) Interests held jointly with China International Capital Corporation Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated December 3, 2004 issued by the Company.

(7) China Jianyin Investment Limited and Central Huijin Investment Company Limited have duplication of China International Capital Corporation Limited's interest in the H shares of the Company as they are direct or indirect (as the case may be) controlling shareholder of China International Capital Corporation Limited.

(8) Interests held jointly with Merrill Lynch Far East Limited pursuant to an over-allotment option as disclosed in the section headed "Structure of the Global Offering — The Global Offering" in the prospectus dated December 3, 2004 issued by the Company.

(9) To the knowledge of the Company, among the 2,181,620,909 H shares held by HKSCC Nominees Limited,

(i) Wellington Management Company, LLP had an interest in 153,112,100 H shares of the Company (representing approximately 5.45% of its then total issued H shares);

(ii) Temasek Holdings (Private) Limited had an interest in 399,950,000 H shares of the Company (representing approximately 14.25% of its then issued H shares), out of which the interest in 292,000,000 H shares were held through Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares were held through Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited, respectively.

As at December 31, 2004, the interests and short positions of the following persons in the shares and underlying shares of CNAC, as recorded in the register of CNAC, required to be kept under Section 336 of the SFO were as follows:

Name of Interests Holder	Type of Interests	Number of Ordinary Shares of CNAC Concerned	% of the Total Issued Share Capital of CNAC
CNAHC	Attributable Interest	2,264,628,000(1)	68.4%
Air China Limited	Beneficial owner	2,264,628,000(2)	68.4%
Best Strikes Limited	Beneficial owner	187,656,000	5.6%
On Ling Investments Limited	Attributable Interest	322,856,000(3)	9.7%
Novel Investments Holdings Limited	Attributable Interest	322,856,000(3)	9.7%
Novel Enterprises (BVI) Limited	Attributable Interest	322,856,000(3)	9.7%
Novel Credit Limited	Attributable Interest	322,856,000(3)	9.7%
Novel Holdings (BVI) Limited	Attributable Interest	322,856,000(3)	9.7%
Westleigh Limited	Attributable Interest	322,856,000(3)	9.7%
J.P. Morgan Chase & Co.	Investment manager	197,894,000	5.97%
	Custodian corporation/approved lending agent	24,538,000	0.74%
J.P. Morgan Chase Bank N.A.	Attributable Interest	24,538,000(4)	0.74%
J.P. Morgan Fleming Asset Management Holdings Inc.	Attributable Interest	173,356,000(5)	5.23%
J.P. Morgan Fleming Asset Management (Asia) Inc.	Attributable Interest	173,356,000(5)	5.23%
J.P. Morgan Asset Management Limited	Attributable Interest	169,692,000(5)	5.12%

Notes:

(1) CNAHC's interests in CNAC duplicate with those interest of our Company.

(2) Our Company's interests in CNAC duplicate with those interests of CNAHC.

(3) 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(4) The interest held by it in CNAC duplicates with J.P. Morgan Chase & Co.'s interest in CNAC held by it as custodian corporation/approved lending agent.

(5) The interests held by each of these companies in CNAC duplicate with J.P. Morgan Chase & Co.'s interest in CNAC held by it as investment manager. The interests of these companies in CNAC also duplicate each other.

Share Appreciation Rights#

The details of the Share Appreciation Rights Scheme provided by the Company are set out in note 39 to the financial statements.

The Company did not grant any Share Appreciation Rights in 2004. The Company is expected to formulate the specific implementation plan for Share Appreciation Rights Scheme in 2005.

PRE-EMPTIVE RIGHTS#

There is no provision for pre-emptive rights under the Company's Articles of Association which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF SHARES#

During the year ended December 31, 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities. For this purpose, the term "securities" shall have the meaning ascribed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Subsidiaries, joint ventures and Associates#

As at December 31, 2004, the details of the subsidiaries of the Company and the joint ventures and associates of the Group are set out in the note 17, note 18 and note 19, respectively to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS#

For the year ended December 31, 2004, the Group's purchases from the largest equipment supplier and the five largest equipment suppliers accounted for 15% and 36% of the Group's total purchases respectively. None of the Directors or Supervisors of the Company, their associates, nor any shareholders, which to the best knowledge of the Directors own 5% or above of the Company's share capital, had any interest in the Group's five largest equipment suppliers.

For the year ended December 31, 2004, the aggregate sales attributable to the Group's five largest customers were less than 30% of the Group's total sales.

DIRECTORS AND SUPERVISORS OF THE COMPANY#

Information on the Directors and Supervisors of the Company during the year of 2004 (since its incorporation on September 30, 2004) and up to the date of this report is as follows:

Directors

Name	Age	Position	Date of Appointment
Li Jiaxiang	55	Chairman and Non-executive Director	September 30, 2004
Kong Dong	56	Vice Chairman and Non-executive Director	September 30, 2004
Wang Shixiang	55	Vice Chairman and Non-executive Director	September 30, 2004
Yao Weiting	57	Non-executive Director	September 30, 2004
Ma Xulun	40	Executive Director and President	September 30, 2004
Cai Jianjiang	41	Executive Director and Vice President	September 30, 2004
Fan Cheng	49	Executive Director and Chief Financial Officer	October 18, 2004
Hu Hung Lick, Henry	85	Independent Non-executive Director	November 22, 2004
Wu Zhipan	48	Independent Non-executive Director	September 30, 2004
Zhang Ke	51	Independent Non-executive Director	September 30, 2004

Supervisors

Name	Age	Position	Date of Appointment
Zhang Xianlin	51	Chairman of Supervisory Committee	September 30, 2004
Liao Wei	40	Supervisor	October 18, 2004
Zhang Huilan	44	Supervisor	September 30, 2004
Liu Feng	46	Supervisor	September 30, 2004

Ms. Chan Ching Har, Eliza was appointed as a Director of the Company on September 30, 2004 and later resigned on November 12, 2004.

INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS#

The Company has confirmed its receipt of, from each of the Independent Non-executive Directors of the Company, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors are of independence.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURE OF THE COMPANY#

As at December 31, 2004, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents 1% of the share capital of CNAC, a subsidiary of the Company.

Save as the above mentioned, none of our Directors, Supervisors and chief executive has any interests or short positions in the shares, underlying shares or debentures of the Company or its any associated corporations (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN CONTRACTS AND SERVICE CONTRACTS#

Each of the Directors and Supervisors of the Company has entered into a service contract with the Company for a term of three years. None of those service contracts with the Company is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

None of the Directors and Supervisors of the Company was materially interested, whether directly or indirectly, in any contract of significance (within the meaning of the Listing Rules) subsisting during or at the end of year 2004 with the Company or the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

EMPLOYEES#

As at December 31, 2004, the Group has 29,133 employees (including total head count of the equity invested entities). The following table sets forth the number of employees fallen into different departments:

	As of December 31, 2004
Flight Crew	
Pilots *(Note 1)*	2,446
Flight Attendants	2,968
Ground personnel	
Ground services	2,517
Maintenance	3,188
Others	2,132
Marketing and sales	2,184
Management	3,152
Total	18,587
Employees of the equity invested entities other than the Company *(Note 2)*	10,546
Total	29,133

Note 1: The number of pilots in Air China Cargo is not included.

Note 2: The number of pilots employed by Air China Cargo is included.

COMPENSATION POLICY#

Our employees receive cash remuneration consisting of salary and other cash subsidies. In general, employee salaries are determined based on the employee's qualification, position, seniority and performance. Cash subsidies may include living subsidies, but subject to changes. The Group also provides various non-cash benefits, including medical insurance, unemployment insurance, early retirement and other social welfare benefits to employees in the PRC. In addition, all of our full-time employees in the PRC are covered by a defined contribution retirement scheme operated by the PRC government, to which the Group is required to make annual contributions at rates ranging from 15% to 20% of our employees' basic salaries.

In order to retain the captain team and give them incentives, the Company worked out and implemented a captain incentive scheme in October, 2004, whereby their bonuses are linked with the hours flown, safety indicators and efficiency of the Company. Under this scheme, the annual bonuses will be awarded based on a standard of RMB110,000 for each captain of B747, B777 and A340, RMB105,000 for each captain of B767 and B757, RMB100,000 for each captain of B737, A320 and A319.

The details of the remuneration of Directors and Supervisors were set out in note 10 to the financial statements.

TAXATION ON DIVIDENDS#

Dividends paid by a PRC company are normally subject to a PRC withholding tax levied at flat rate of 20%. Pursuant to a rule of the taxation authority of the PRC, however, dividends paid by a PRC company to its shareholders with respect to shares listed on an overseas stock exchange, such as H Shares, are not subject to above mentioned PRC withholding tax.

MATERIAL LEGAL PROCEEDINGS#

As of December 31, 2004, other than as disclosed in note 41 to the financial statements, the Group was not involved in any significant litigation or arbitration. To our knowledge, there was no litigation or claims of material importance pending or proposed to be made or having been made against the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE#

The Company set up a well-functioning corporate governance structure upon listing. As of December 31, 2004, the Company had altogether held five Board meetings. Our Company has been abiding by all the rules and regulations, which has efficiently protected the interests of the Company and its shareholders.

The Board of Directors of the Company consists of:

The Strategy & Investment Committee, the current members of which are Mr. Kong Dong, Mr. Wang Shixiang, Mr. Ma Xulun and Mr. Cai Jianjiang, with Mr. Ma Xulun acting as the chairman of the Committee.

The Audit & Risk Control Committee, which currently comprises two Independent Non-executive Directors, Mr. Wu Zhipan and Mr. Zhang Ke, and one Non-executive Director, Mr. Yao Weiting, with Mr. Zhang Ke acting as the chairman of the Committee.

The Nominations & Remuneration Committee, the current members of which are Mr. Li Jiaxiang, Mr. Kong Dong, Dr. Hu Hung Lick, Henry, Mr. Zhang Ke and Mr. Wu Zhipan, with Mr. Wu Zhipan acting as the chairman of the Committee.

The Directors of the Company are in the opinion that the Company has from its listing date, namely December 15, 2004, to December 31, 2004 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules before its amendment which came into effect on January 1, 2005.

In 2005, the Company started to revise its internal corporate governance structure based on the requirements of "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules as revised.

CONTRACT OF SIGNIFICANCE#

The Company entered into a Restructuring Agreement on November 20, 2004 with CNAHC and CNACG, pursuant to which CNAHC and CNACG transferred to the Company certain businesses, assets, liabilities and investments.

Details of the Restructuring Agreement were set out in the Company's prospectus dated December 3, 2004.

Assets valuation#

The Company's prospectus dated December 3, 2004 in relation to its initial public offering contained the valuation of the Group's properties, aircraft and equipment (the "Assets") as at September 30, 2004 of a total amount of approximately RMB44,092 million (the "Valuation"), details of which are set out in Appendices IV and V to that prospectus. The Assets are not stated at the Valuation in the Group's financial statements for the year ended December 31, 2004. Should the Assets be stated at values based upon the Valuation, additional depreciation of approximately RMB117 million would be charged to the Group's consolidated income statement for the year of 2004.

CONNECTED TRANSACTIONS#

Our Group has entered into a number of transactions on a continuing basis with CNAHC and its associates (as defined under the Listing Rules) and other connected persons of our Group. Details of those connected transactions conducted during the year of 2004, which are not exempt under Rule 14A.33 of the Listing Rules, are as follows:

I. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND CNAHC GROUP

Construction Project Management Services

We entered into a construction project management agreement (the "Construction Project Management Agreement") with China National Aviation Construction and Development Company (the "CNACD"), a wholly owned subsidiary of CNAHC on November 1, 2004.

Pursuant to this agreement:

CNACD will provide us with project management services on projects involving the construction of any property or industrial plant/facility with budgeted costs equal to or exceeding RMB20 million;

In return for its project management services, we will pay CNACD a fee of up to 2% of the construction budget if the budget is equal to or exceeds RMB1 billion, and up to 2.5% if the budget is below RMB1 billion;

If CNACD is able to manage the construction projects such that the final cost falls below the amount we have budgeted, we will pay CNACD a bonus fee, which will be decided by both parties through arm's length negotiation but shall not exceed 40% of the management fee calculated based on the budgeted amount of the project;

If the final cost of the project managed by CNACD is higher than the budgeted amount, CNACD will pay us the difference between the final cost and the budgeted amount unless the difference is caused by (i) a change of government policies; (ii) factors attributed to us; or (iii) force majeure; and

If CNACD acquires land relating to a project on our behalf, we will pay CNACD an agency fee of up to 2% of all the fees and expenses in relation to the land acquisition (including, among other things, land acquisition fee, formality fee, labour expenses, travel expenses, but excluding the land premium).

The Construction Project Management Agreement will expire on December 31, 2006 subject to renewal.

Properties Leasing

We entered into a properties leasing framework agreement (the "Properties Leasing Framework Agreement") with

CNAHC on November 1, 2004.

Pursuant to this agreement, we will lease from the CNAHC group a total of 14 properties covering an aggregate gross floor area of approximately 53,087 square metres for various uses including as business premises, offices and storage facilities. We will also lease to CNAHC group a total of 7 properties covering an aggregate gross floor area of approximately 8,262 square metres. The rents payable under the Properties Leasing Framework Agreement are and will continue to be determined in accordance with market rates.

The Properties Leasing Framework Agreement will expire on December 31, 2006 subject to renewal.

Media and Advertising Services

We entered into a media and advertising services framework agreement (the "Advertising Services Framework Agreement") on November 1, 2004 with China National Aviation Media and Advertisement Co., Ltd. ("CNAMC"), a wholly owned subsidiary of CNAHC.

Pursuant to this agreement, CNAMC will have the right to procure advertisements and will be entitled to retain all the advertising revenues generated from these advertisements that appear:

in the in-flight magazines, in-flight entertainment programmes, boarding passes and certain other items specified in the Advertising Services Framework Agreement (the "Specified Items"); and

on the potential items that may be developed from time to time (the "Potential Items").

As the consideration, CNAMC will pay us an annual concession fee for the Specified Items and 20% of the total revenues generated from advertisements which appear on the Potential Items. CNAMC has also agreed to:

provide us at no charge with the in-flight items (except for the in-flight entertainment programmes) and the Potential Items (for those not owned by us) on which the advertisements appear or will appear;

provide us with some in-flight entertainment programmes it produces, the production cost and disbursement of which will be reimbursed by us; and

procure the content for our in-flight entertainment programmes from independent third parties on a commission-free basis.

In addition, CNAMC has the right to bid for the provision of advertisement agency and design services to us.

The Advertising Services Framework Agreement will expire on December 31, 2006 subject to renewal.

Tourism Co-operation Services

We entered into a tourism services co-operation agreement (the "Tourism Co-operation Agreement") on November 1, 2004 with China National Aviation Tourism Company ("CNATC").

Pursuant to this agreement, we have agreed to provide the following services to CNATC:

Commercial charter flight services: we will provide charter services to customers procured by CNATC at market rates.

Package tours co-operation services: we and CNATC will sell package tours combining (i) our Company's airline tickets with (ii) accommodation at hotels owned and operated by CNATC. For the airline tickets in such packages sold by CNATC, CNATC will pay us in accordance with the pricing principle in the "Sales Agency Framework Agreement" while we will pay CNATC for the hotel fee portion of the packages.

Reciprocal frequent-flyer programme ("FFP") co-operation services: CNATC will join our FFP programme under which our Companion card members are encouraged to stay at CNATC's hotels by receiving mileage credits for such stay. As consideration, CNATC will pay us the equivalent value represented by those mileage credits.

Pursuant to the Tourism Co-operation Agreement, CNATC has agreed to provide the following services to us:

FFP co-operation services: Under the FFP programme, if our Companion card members redeem their mileage credits for free, discounted or upgraded stay at CNATC's hotels, we will reimburse CNATC for the

redemption at a price similar to our arrangements with other FFP partners.

Hotel accommodation services: CNATC will provide hotel accommodation services to our employees on duty and the passengers affected by our flight delays and cancellations and we will pay CNATC at group rates.

The Tourism Co-operation Agreement will expire on December 31, 2006 subject to renewal.

Comprehensive Services

We entered into a comprehensive services agreement (the "Comprehensive Services Agreement") with CNAHC on November 1, 2004 pursuant to which:

CNAHC will provide us with various ancillary services, including but not limited to:

(i) supply of various items for in-flight services;

(ii) manufacturing and repair of airline-related ground equipment and vehicles;

(iii) cabin decoration and equipment;

(iv) passenger cabin and cargo cabin ancillary parts (including seats);

(v) warehousing services;

(vi) cabin cleaning services; and

(vii) printing of air tickets and other documents.

We will provide certain welfare-logistics services to the retired employees of CNAHC and its subsidiaries.

The charges payable by us to CNAHC for the comprehensive services above as well as the charges payable by CNAHC to us for the welfare-logistics services provided to retired employees shall be based on prevailing market rates or, if no prevailing market price is available, fair and reasonable prices based on arm's length negotiations.

The Comprehensive Services Agreement will expire on December 31, 2006 subject to renewal.

Line Maintenance and Other Ground Services

We entered into a standard ground handling agreement (the "Standard Ground Handling Agreement") with China Aircraft Services Limited ("CASL"), a 53.3%-owned subsidiary of CNACG, on April 17, 2004, pursuant to which CASL agreed to provide line maintenance and other ground services at Hong Kong International Airport to us. The services are charged at market rates.

Financial Services

We entered into a financial services agreement (the "Financial Services Agreement") with China National Aviation Finance Co., Ltd. ("CNAF") which is 52% owned by CNAHC and 42.5% owned by the Company on November 1, 2004.

Pursuant to this agreement, CNAF has agreed to provide us with a range of financial services including the following:

deposit services;

loan and finance leasing services;

negotiable instrument and letter of credit services;

trust loan and trust investment services;

underwriting services for debt issuances;

intermediary and consulting services;

guarantee services;

settlement services;

internet banking services; and

any other services provided by CNAF approved by the China Banking Regulatory Commission ("CBRC").

The fees and charges payable by us to CNAF under the Financial Services Agreement are determined by reference to the applicable fees and charges specified by the People's Bank of China (the "PBOC") and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by CNAF on terms no less favorable than terms available from commercial banks in China.

The Financial Services Agreement will expire on December 31, 2006 subject to renewal.

Subcontracting of Charter Flight Services

We entered into a charter flight service framework agreement (the "Charter Flight Service Framework Agreement") on November 1, 2004 with CNAHC.

Pursuant to this agreement, CNAHC will subcontract to us their obligation of government charter flight that they undertake from the PRC government. Our hourly rate of the charter flight service fee will, subject to periodical adjustment, be calculated on the basis of the following formula which includes total cost and reasonable margins:

Hourly rate = Total cost per flight hour x (1 + 6.5%)

The total cost includes all direct cost and indirect cost.

The Charter Flight Service Framework Agreement will expire on December 31, 2006 subject to renewal.

Sales Agency Services for Airline Tickets and Cargo Space

We entered into a sales agency framework agreement with CNAHC (the "Sales Agency Services Framework Agreement") on November 1, 2004.

Pursuant to this agreement, certain associates of CNAHC acting as our sales agents will

purchase our air tickets and cargo space at wholesale prices and on-sell such air tickets and cargo space to end-purchasers; or

procure purchasers for our air tickets and cargo space on a commission basis.

We will pay the relevant agents commissions based on relevant PRC regulations or, where regulations do not provide for a specific commission, based on market rates. Currently, the commissions prescribed for sales of air tickets are:

for domestic routes, 3% of the ticket price;

for Hong Kong and Macau routes, 7% of the ticket price; and

for international routes, 9% of the ticket price.

In accordance with industry practice, and subject to applicable regulations, the Company may also offer incentives to sales agents for reaching certain ticket sale targets.

The Sales Agency Services Framework Agreement will expire on December 31, 2006 subject to renewal.

II. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE LUFTHANSA GROUP

Lufthansa holds a 40% equity interest in and is a substantial shareholder of Aircraft Maintenance and Engineering Corporation ("Ameco"), a subsidiary of us, and is therefore a connected person of us under the Listing Rules.

We have entered into various transactions with Lufthansa and its associates (collectively, the "Lufthansa Group") in the ordinary course of our business, including, among others:

Aircraft maintenance, repair and overhaul services ("MRO") provided by us to the Lufthansa Group;

mutual provision of catering services;

mutual provision of ground handling services in China and Germany;

mutual provision of ticket sales agency services;

airline codeshare arrangement under which the actual carrier's flights can be marketed under the airline designator code of the partner carrier and revenues earned from these arrangements are allocated between the parties based on negotiated terms according to airline industry standards;

special prorate arrangement under which a carrier agrees to accept passengers from another carrier and receive payment directly from that carrier; and

other airline co-operation arrangements between the Lufthansa Group and us.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

III. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE BEIJING CAPITAL AIRPORTS GROUP

Capital Airports Holding Company holds a 24% equity interest in and is a substantial shareholder of Air China Cargo, and therefore is a connected person of us under the Listing Rules. We have entered into various transactions with Capital Airports Holding Company and its associates (collectively, the "Beijing Capital Airports Group") in the ordinary course of our business, including, among others:

provision of taking-off/landing/parking services of our aircraft at airports owned by the Beijing Capital Airports Group;

provision of passengers' waiting lounge, check-in counters and office buildings to us by airports owned by the Beijing Capital Airports Group;

provision of utilities (including water, gas and electricity) to us at Beijing Capital International Airport by the Beijing Capital Airports Group; and

provision of ground handling services to us by the Beijing Capital Airports Group.

Most of the services provided by the Beijing Capital Airports Group to us are charged on the pricing terms which are prescribed, approved or suggested by PRC governmental authorities.

IV. CONTINUING CONNECTED TRANSACTIONS BETWEEN OUR GROUP AND THE CATHAY PACIFIC GROUP

Cathay Pacific holds 10% of the total issued share capital of the Company and therefore is a connected person of us under the Listing Rules. We have entered into various transactions with Cathay Pacific and its associates (collectively, the "Cathay Pacific Group") in the ordinary course of our business. Such transactions, the nature of which is part of the necessary daily operation of an airline business, include, among others:

provision of ground handling services by the Cathay Pacific Group to us;

provision of MRO services by us to the Cathay Pacific Group;

provision of catering services by us to the Cathay Pacific Group; and

mutual provision of ticket sales agency services.

The above transactions have been entered into on normal commercial terms based on arm's length negotiations.

V. CONTINUING CONNECTED TRANSACTIONS BETWEEN THE CNAC GROUP AND OTHER CONNECTED PERSONS OF THE GROUP

CNAC is a non-wholly owned subsidiary of our Company. Therefore, the continuing connected transactions entered into between CNAC and its subsidiaries (collectively,the "CNAC Group") as one party and connected persons as the other party, will also constitute continuing connected transactions for us under the Listing Rules. Details of those continuing connected transactions conducted during the year of 2004, which are not exempt under Rule 14A.33 of the Hong Kong Listing Rules from the Company's perspective, are as follows:

Provision of In-flight Catering Services by Macau Catering Services Company Limited

Macau Catering Services Company Limited ("MCS") is an associate of a substantial shareholder of Air Macau. MCS provides in-flight meals in Macau to Air Macau based on normal commercial terms determined on an arm's length basis, and at prices no less favourable than those Air Macau would be able to obtain from independent third-party providers of comparable services. The in-flight catering services expenses paid by Air Macau to MCS in 2004 was approximately HK$41.2 million, the percentage ratio test under the Listing Rules of which is less than 2.5% but more than 0.1%, therefore such transactions are exempt, from the Company's perspective, from the independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions under the Listing Rules. CNAC has obtained a waiver from the Hong Kong Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions under the Listing Rules

Payment of Airport Charges and Airport Fees

In the ordinary course of business of Air Macau, airport charges and airport fee are invoiced and collected by Administration of Airports Limited, an indirect subsidiary of CNACG, on behalf of Macau International Airport Company ("MIAC"), an associate company of a substantial shareholder of Air Macau. As a result, the payment of airport charges and airport fees constitutes continuing connected transactions under the Listing Rules. The total airport charges and airport fees paid by Air Macau to ADA in 2004 was approximately HK$69.3 million, the percentage ratio test under the Listing Rules of which is less than 2.5% but more than 0.1%, therefore such transactions are exempt, from the Company's perspective, from the independent shareholders' approval requirement but are subject to the announcement requirement for connected transactions. CNAC has obtained a waiver from the Hong Kong Stock Exchange from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions under the Listing Rules.

VI. WAIVER FROM STRICT COMPLIANCE OF THE LISTING RULES

The Company has obtained a waiver from the Hong Kong Stock Exchange expiring on December 31, 2006 from strict compliance with the announcement and/or independent shareholders' approval requirements relating to above continuing connected transactions (except for transactions set out under above section V) under the Listing Rules. The maximum aggregate annual value (cap) permitted by the Hong Kong Stock Exchange and the aggregate annual value actually occurred for each category of above continuing connected transactions for the year ended December 31, 2004 are set out below:

Transactions	Aggregate Amount of Transactions for the Year Ended December 31, 2004	
	Cap RMB (in millions)	Actual Amount RMB (in millions)
Transactions with the CNAHC Group		
Construction project management services	40.0	0
Properties leasing	47.6	17.0
Media and advertising services	23.0	4.3
Tourism services co-operation	30.8	6.7
Comprehensive services	100.0	92.8
Line maintenance and other ground services	40.0	23.7
Financial services:		
Payment of fees and charges	40.0	0
Maximum daily outstanding deposits with CNAF	5,000.0	1,196.3
Maximum daily outstanding loans from CNAF	3,000.0	523.9
Subcontracting of charter flights	600.0	0
Sales agency service:		
Aggregate sales of airline tickets and cargo space to the CNAHC group for on-sale to end-purchasers	420.0	218.4
Aggregate ticket and cargo agency commission and amount of incentives to be paid by us to CNAHC group	29.0	25.9
Transactions with the Lufthansa Group		
Total amount to be paid by us to Lufthansa Group	630.0	435.0
Total amount to be paid by Lufthansa Group to us	500.0	409.3
Transactions with the Beijing Capital Airports Group		
Total amount to be paid by us to Beijing Capital Airports Group	730.0	653.4
Transactions with the Cathay Pacific Group		
Aggregate amount to be paid by us to the Cathay Pacific Group	35.0	10.9

VII. INDEPENDENT NON-EXECUTIVE DIRECTORS' CONFIRMATION

The Independent Non-executive Directors of the Company have confirmed that all connected transactions in the year ended December 31, 2004 to which our Company was a party have been entered into:

1. in the ordinary and usual course of business of the Company;
2. either:
   (i) on normal commercial terms; or
   (ii) where there was no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties, where applicable; and
3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

VIII. AUDITORS' CONFIRMATION

Messrs. Ernst & Young, the auditors of the Company, has provided a letter to the board of directors of the Company, confirming that above connected transactions:

1. have received the approval of the Company's board of directors;
2. are in accordance with the pricing policies as stated in the relevant agreements;
3. have been entered into in accordance with the relevant agreement governing the transactions; and
4. have not exceeded the cap disclosed in the prospectus of the Company.

AUDITORS #

The Company has appointed Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors respectively for the year ended December 31, 2004. Ernst & Young has audited the attached financial statements prepared in compliance with International Financial Reporting Standards. The Company has retained Ernst & Young and Ernst & Young Hua Ming since the date of its listing. The resolution concerning retention of Ernst & Young and Ernst & Young Hua Ming as its international auditors and domestic auditors for the year ending December 31, 2005 will be proposed at the Annual General Meeting of the Company to be held on May 30, 2005.

Property Ownership Certificate#

As disclosed in the prospectus of the Company dated December 3, 2004, CNAHC agreed to contribute the properties the Company then occupied to the Company pursuant to the Restructuring Agreement. All these properties had been registered under the name of Air China International Corporation, the Company's predecessor. The Company and CNAHC are actively applying to relevant property authorities for the transmission and renaming of property certificates. The Company expected this process to be completed within six months since its incorporation. As of December 31, 2004, the transmission and renaming of these property certificates was not completed. The Company will notify its shareholders in the interim or annual report immediately following the completion of these processes.

In our opinion, the fact that the above processes have not been completed would not affect the normal use of these properties, and this fact would not have any material adverse effect to the Company's business operation. Once the above processes are completed, the Company shall have the legal title of relevant properties and right to mortgage, sub-let and dispose of these properties.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, PRC

April 12, 2005

To all shareholders,

Since the incorporation of the Company in September 2004, the Supervisory Committee has carried out its duties in accordance with the Company's Articles of Association and relevant requirements. It has performed effective supervision, through the inspection of relevant documents and attending meetings of the Board of Directors, on resolutions made by the Board of the Directors to ensure that they are in compliance with the relevant laws and regulations and in the best interests of the Company and shareholders. Such resolutions are made in a manner to ensure the shareholders' interests and long-term development of the Company.

The Supervisory Committee is in the opinion that the decision-making process of the Company is in compliance with the Company's Articles of Association and relevant norms. The directors and the senior management of the Company observed their fiduciary duties and worked diligently and legally. The Supervisory Committee is not aware that the Directors and the senior management of the Company acted in breach of the laws and regulations and the Articles of Association of the Company or against the interests of the Company.

The Supervisory Committee considers that the Company's 2004 financial statements reflected a true and fair view of the financial position and operating results of the Company. The unqualified opinion expressed in the auditors' report issued by Ernst & Young is objective and fair.

The Supervisory Committee is of the view that the use of proceeds from the Company's recent initial public offering is in accordance with the disclosure in the Company's prospectus and such use of proceeds has not been changed for other purposes.

The Supervisory Committee is of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market price without prejudice to the interests of the Company and its minority Shareholders.

In the opinion of the Supervisory Committee, the Company has achieved satisfactory results in 2004. It is expected that the Company will spare more efforts in getting continuous revenue growth, exercising better cost control and risk management. In 2005, the Supervisory Committee will continue to perform its duties in safeguarding the interests of the shareholders of the Company in accordance with the Company's Articles of Associations and relevant requirements.

By Order of the Supervisory Committee

\raster(60%,p)="cheng"

Zhang Xianlin
Chairman of the Supervisory Committee

Beijing, PRC
April 12, 2005

Directors#

Li Jiaxiang, aged 55, is the Chairman of the Board and a Non-executive Director of the Company. Mr. Li has in-depth knowledge of the aviation industry. Prior to joining Air China International Corporation in November 2000 as Vice President and becoming its President in October 2002, Mr. Li had previously served in the China Air Force since 1969 and served in various positions including as a Major General. In October 2002 he was appointed as Vice President of CNAHC and then promoted to the position of President in August 2004, a post he continues to hold. Mr. Li graduated from Shandong Coal Technology Institute in 1969 and studied in China Northwestern University from 1999 to 2001 majoring in international economic law.

Kong Dong, aged 56, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Kong has been involved in the aviation industry for over 20 years and has extensive experience in business management. Prior to joining the CNAHC Group in January 2001, Mr. Kong was Deputy General Manager of China Ocean Helicopter Company from 1985 to 1991, President of Shenzhen Airport Group from 1992 to 1995, and Director-General in charge of the expansion project of the Beijing Capital International Airport from 1995 to 2000. In January 2001, he joined CNAC (PRC) as President and sits on the board of CNAC (a subsidiary of the Company) as chairman. In October 2002, he joined CNAHC as Vice President. He also serves as President and Vice Chairman of the Board of CNACG. Mr. Kong graduated from Nanchang University (previously known as Jiangxi Technology University) in 1977 with a Bachelor's degree and is a senior economist.

Wang Shixiang, aged 55, is a Vice Chairman of the Board and a Non-executive Director of the Company. Mr. Wang has over 30 years experience in the aviation industry and is experienced in the business management. Mr. Wang was previously President of the Civil Aviation Flight Academy of China from 1995 to 1999 and General Manager of China Southwest Airlines from 2000 to 2002. He joined CNAHC in October 2002 as Vice President after China Southwest Airlines was merged into Air China International Corporation. Mr. Wang graduated from the Civil Aviation Flight Academy of China (previously known as China Civil Aviation Advanced School) in 1968 and is a qualified First-Class Pilot Tutor. Mr. Wang also graduated from China Central Party University in 2000, after studying a post-graduate programme.

Yao Weiting, aged 57, is a Non-executive Director of the Company. Mr. Yao has over 30 years of extensive experience in accounting and finance. Mr. Yao worked as Chief Accountant in Air China International Corporation from 2000 to 2002 and joined CNAHC in October 2002 as a Vice President. Prior to joining Air China International Corporation, Mr. Yao was Deputy Director of Economic Adjustment Bureau of China Metallurgical Ministry from 1997 to 1998 and Assistant to the State Council Investigation Special Commissioner from 1998 to 1999. Mr. Yao also serves as an independent non-executive director of Angang New Steel Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Yao graduated from Zhejiang Institute of Economics and Management in 1967 majoring in industrial accounting and is a senior accountant as well as a senior economist.

Ma Xulun, aged 40, is an Executive Director and President of the Company. Mr. Ma has over 20 years of extensive experience in finance and management. As the President, Mr. Ma is responsible for the overall management of the Company. Prior to joining Air China International Corporation in December 1998 as Vice President, Mr. Ma was Deputy General Manager of China Commodities Storing and Transportation Corporation from 1995 to 1997 and Deputy Director General of Finance Department of CAAC from 1997 to 1998. Mr. Ma graduated from Shanxi Finance University in 1984 with a Bachelor's Degree of Economics and is a non-practicing certified public accountant.

Cai Jianjiang, aged 41, is an Executive Director and Vice President of the Company. Mr. Cai has over 20 years experience in the aviation industry. As the Vice President, Mr. Cai is mainly responsible for the marketing, sales and international affairs of the Company. Prior to joining Air China International Corporation in 2000 as a General Manager of its Shanghai Branch and later as the assistant to the President of Air China International Corporation from 2001 to 2002, Mr. Cai served as president of Shenzhen Airlines from 1999 to 2000. Mr. Cai served as Vice President of Air China International Corporation starting from October 2002. Mr. Cai graduated from China Civil Aviation Institute in 1983.

Fan Cheng, aged 49, is an Executive Director and the Chief Financial Officer of the Company. Mr. Fan graduated from Nanjing Institute of Chemistry and Chemical Engineering in 1982 with a Bachelor's degree and graduated from Beijing University in 2000 with an MBA degree. Mr. Fan is a senior engineer, a senior accountant and a non-practicing certified public accountant. Mr. Fan joined Air China International Corporation in March 2001 and served as General Manager of Assets Management Department of CNAHC from December 2002 until October 2004. Mr. Fan is also a director of CNACG. Mr. Fan has over 20 years of extensive experience in business operation, finance and management. As the Chief Financial Officer, Mr. Fan is mainly responsible for financial management.

Hu Hung Lick, Henry, aged 85, is an Independent Non-executive Director of the Company. He graduated from the University of Paris with a Docteur-en-Droit degree. Dr. Hu has been practicing as a barrister for over 49 years and is currently the president of Shue Yan College in Hong Kong. He is also a member of the China International Economic

and Trade Arbitration Commission. Dr. Hu has been serving as an independent non-executive director of CNAC since April 1997. He is also an independent non-executive director of Founder Holdings Limited, a company engaged in investment holding and listed on the Hong Kong Stock Exchange. He was a member of Preparatory Committee and Selection Committee for the First Government of Hong Kong and was member of the Standing Committee of the 8th and 9th Chinese People's Political Consultative Conference. He is a Justice of Peace of Hong Kong and was awarded the honorary title of Officer of the Order of the British Empire, or O.B.E., in 1975 and the Golden Bauhinia Star by the government of Hong Kong in 1998.

Wu Zhipan, aged 48, is an Independent Non-executive Director of the Company. Mr. Wu acquired a Doctor in Laws Degree from School of Law, Peking University, in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice chancellor of Beijing University. He is also an expert consultant of the Supreme People's Court, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Institute Society. Mr. Wu is the author of a large number of legal publications and has 20 years of extensive work experience in the legal field. Mr. Wu is also an independent non-executive director of two Shanghai Stock Exchange listed companies, namely China Minsheng Banking, Corp., Ltd. and Henan Zhongfu Industry, Co., Ltd., an independent non-executive director of Fortune SGAM Fund Management Co., Ltd. and an independent supervisor of a Hong Kong and New York Stock Exchange listed company, namely PetroChina Company Limited. PetroChina Company Limited is engaged in a broad range of petroleum and natural gas-related activities. China Minsheng Banking Co., Ltd. is engaged in banking and financing activities. Henan Zhongfu Industry Co., Ltd. is engaged in the manufacturing of aluminium products.

Zhang Ke, aged 51, is an Independent Non-executive Director of the Company. Mr. Zhang graduated from Renmin University of China in 1982 with a Bachelor's degree of economics. He is a certified public accountant and currently Chairman and chief partner of ShineWing Certified Public Accountants. Mr. Zhang is a member of the Standing Council of CICPA, honorary professor in the Accounting Department of Renmin University of China, and a member of CPA Examination Committee of the Ministry of Finance. Mr. Zhang has over 20 years of extensive experience in the fields of investment, managerial consultancy, finance and auditing.

SUPERVISORS#

Zhang Xianlin, aged 51, is Chairman of the Supervisory Committee. Mr. Zhang graduated from Huazhong University of Science and Technology with a Doctor's degree and is a certified public accountant and senior accountant. Prior to joining the Company in 2004, Mr. Zhang joined CNACG in 1996 and served as Managing Vice President, a post he continues to hold. Mr. Zhang served in the Finance Department of CAAC's Northern Administration Bureau from 1988 to 1992 and served as Deputy Director General of the Finance Department of CAAC from 1992 to 1997. Mr. Zhang has over 30 years of extensive experience in enterprise finance and investment management. Mr. Zhang is also an executive director of CNAC and a non-executive director of Cathay Pacific.

Liao Wei, aged 40, is a Supervisor of the Company. Mr. Liao graduated from China Southwest Finance University with a Bachelor's Degree in 1986 and is a senior accountant. Mr. Liao worked in CNACG from 1997 to 2002 and held the position of General Manager of CNACG's investment department since May 2000. Mr. Liao joined CNAHC in December 2002 and has served as General Manager of CNAHC's finance department since September 2003, a post he continues to hold. Prior to joining CNACG in 1997, Mr. Liao worked in CAAC's Finance Department and Air Macau. Mr. Liao has many years of extensive experience in finance.

Zhang Huilan, aged 44, is a Supervisor of the Company. Ms. Zhang graduated from Asia (Macau) International Public University with an MBA degree in 2000 and is a senior accountant. Ms. Zhang holds IATA diploma in airline accounting and finance. Ms. Zhang served as the financial controller of CNAC (Macau) from 1993 to 2001. Prior to joining the Company in 2004, Ms. Zhang worked in CNAC (PRC) as General Manager of its finance department in 2001 and then joined CNAHC in December 2002 as the Deputy General Manager of Financial Department and was later appointed Deputy General Manager of Asset Management Department of CNAHC. Ms. Zhang has many years of extensive experience in finance and business management.

Liu Feng, aged 46, is a Supervisor of the Company and is the representative of the employees on the Supervisory Committee. Mr. Liu graduated from the China Central Party University. Mr. Liu joined Air China International Corporation in 1992 as the secretary to the trade union and has been serving as the deputy director of the trade union office of Air China International Corporation since December 1995.

Senior Management#

Cheng Yiru, aged 56, is a Vice President of the Company. Mr. Cheng graduated from Civil Aviation Flight Academy of China in 1971 and is a First-Degree Pilot. Prior to joining Air China International Corporation as a Vice President in October 2002 Mr. Cheng served as Deputy General Manager of China Southwest Airlines from 1994 to 2002. Mr. Cheng has been involved in the PRC's civil aviation industry for over 30 years. As the Vice President, Mr. Cheng is mainly responsible for the fleet, aviation safety supervision, flying technique management and operation quality of the

Company.

Sun Yude, aged 51, is a Vice President of the Company. Mr. Sun graduated from China Civil Aviation Institute in 1986. Prior to joining Air China International Corporation in October 2002 as a Vice President, Mr. Sun served as General Manager of Zhejiang Airlines from 2000 to 2002. Mr. Sun has been involved in the Chinese civil aviation industry for over 30 years. As the Vice President, Mr. Sun is mainly responsible for the planning and development department and information technology work of the Company.

Ma Kuiliang, aged 58, is a Vice President of the Company. Mr. Ma graduated from China Civil Aviation Institute in 1968 and is a senior engineer. Mr. Ma served as President of AMECO from 2000 to 2001. Mr. Ma served as Assistant President of Air China International Corporation from December 2001 and then became its Vice President since October 2002. Prior to joining Air China International Corporation, Mr. Ma worked with CAAC Beijing Maintenance Base. Mr. Ma has over 30 years of extensive experience in engineering and management in the Chinese civil aviation industry. As the Vice President, Mr. Ma is mainly responsible for the aircraft engineering work of the Company.

Yang Lihua, aged 49, is a Vice President of the Company. Ms. Yang graduated from Beijing Languages University in 1977 with a Bachelor's degree. She joined Air China International Corporation in 1988 and was a manager of Cabin Service Department from 1986 to 1995, Deputy Chief of the Flight Team of Air China International Corporation from 1996 to 2000, and as General Manager of Passenger Service Department of Air China International Corporation from 2000 to 2002. Ms. Yang served as a Vice President of Air China International Corporation since October 2002. Prior to joining Air China International Corporation, Ms. Yang worked with CAAC Beijing Administrative Bureau. Ms. Yang has been involved in the Chinese civil aviation industry for more 30 years. As the Vice President, Ms. Yang is mainly responsible for cabin services, ground services and services quality of the Company.

Gao Dianbang, aged 56, is the Chief Pilot of the Company. Mr. Gao graduated from Civil Aviation Flight Academy of China in 1969 and is a First-Degree pilot. He joined Air China International Corporation in 1988 and served as the Chief of Flight Team and Assistant President of Air China International Corporation. Prior to joining Air China International Corporation in 1988, Mr. Gao served as flight instructor in CAAC Beijing Administrative Bureau. Mr. Gao has over 30 years of extensive experience in flight operation. As the Chief Pilot, Mr. Gao is mainly responsible for overall flight operation management of the Company.

Joint Company Secretaries#

Fan Cheng, Mr. Fan's biographical details are set out in the paragraph headed "Directors" above.

Li Man Kit, aged 48, is a Joint Company Secretary of the Company. He has been the Company Secretary of CNAC and CNACG since December 2000. Mr. Li graduated from University of East Asia, Macau in business administration and also holds both a Bachelor's degree in Chinese Law and a Master's degree in International Law from Peking University. He is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries. Prior to joining the CNAC Group, Mr. Li was the company secretary of a shipping group of companies whose shares were listed in both Hong Kong and London. Mr. Li has many years of experience in para-legal, corporate reorganisation, administrative and personnel management and company secretarial work.

QUALIFIED ACCOUNTANT#

Chan Wai Kwong, Joel, aged 40, is the qualified accountant of our Company. He is also the Head of Internal Audit of our Company. Mr. Chan holds a Professional Diploma in Accountancy from Hong Kong Polytechnic University. After graduation, Mr. Chan joined Ernst & Young in 1988 and was in charge of providing audit services to various clients ranging from small PRC joint venture companies to Hong Kong and U.S. listed companies. Mr. Chan had worked for Laidlaw Pacific (Asia) Limited (a registered investment adviser with SFC) from 1997 to 2000 as senior manager of corporate finance. He also worked for Diyixian.com Limited as its financial controller from 2000 to 2002. Prior to joining our Company, Mr. Chan worked with Princeton Venture Partners Limited (a registered investment adviser with SFC) as a manager. Mr. Chan has over 15 years of experience in auditing, accounting and financial services. He is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

\raster(100%,p)="Ernst_Young_logo_e"
To the members
Air China Limited
(Incorporated in the People's Republic of China with limited liability)
We have audited the financial statements on pages 44 to 126 which have been prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of 31 December 2004, and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
12 April 2005

	Notes	2004 RMB'000	2003 RMB'000
Air traffic revenues	4	30,834,822	23,422,660
Other operating revenues	5	2,685,935	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		(8,353,752)	(5,425,059)
Take-off, landing and depot charges		(4,230,349)	(3,449,769)
Depreciation		(3,463,252)	(3,377,472)
Aircraft maintenance, repair and overhaul		(2,835,648)	(2,149,353)
Employee compensation costs	7	(2,921,322)	(2,379,102)
Air catering charges		(1,171,784)	(842,743)
Aircraft and jet engines operating lease expenses		(1,071,256)	(910,134)
Other operating lease expenses		(187,471)	(181,984)
Other flight operation expenses		(2,698,234)	(2,112,432)
Selling and marketing expenses		(1,387,088)	(1,057,630)
General and administrative expenses		(715,350)	(471,463)
Total operating expenses		(29,035,506)	(22,357,141)
Profit from operations	6	4,485,251	2,284,264
Finance costs	8	(1,799,873)	(2,349,078)
Dilution gains on investments	9	410,137	—
Share of profits less losses from associates		561,018	243,093
Profit before tax		3,656,533	178,279
Tax	12	(1,107,838)	(89,781)
Profit for the year		2,548,695	88,498
Attributable to:			
Equity holders of the parent		2,385,964	159,604
Minority interests		162,731	(71,106)
		2,548,695	88,498
Earnings per share			
— Basic	15	36.0 cents	2.5 cents
— Diluted	15	36.0 cents	—

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	43,441,637	42,423,920
Lease prepayments		933,898	29,807
Interests in associates	19	4,001,521	3,067,846
Advance payments for aircraft and related equipment		632,154	744,404
Government grant receivable		—	764,422
Due from CNAHC	20	631,813	—
Deposits for aircraft under operating leases		137,583	145,483
Other investments	21	21,666	21,930
Deferred tax assets	22	776,084	590,153
		50,576,356	47,787,965
CURRENT ASSETS			
Financial assets	44 (iv)	—	34,000
Trade receivables	23	2,364,816	1,955,592
Inventories	24	743,288	712,451
Prepayments, deposits and other receivables	25	3,108,588	1,977,363
Pledged deposits	26	117,231	1,245,542
Cash and cash equivalents	26	9,734,074	2,620,221
Due from other CNAHC group companies	28	44,916	63,928
		16,112,913	8,609,097
TOTAL ASSETS		66,689,269	56,397,062
CURRENT LIABILITIES			
Financial liabilities	44 (iv)	—	(6,000)
Trade payables	29	(4,443,608)	(4,214,981)
Bills payable	30	(362,033)	(1,317,220)
Other payables and accruals	31	(3,920,287)	(3,240,545)
Provision for major overhauls	32	(28,130)	(115,346)
Air traffic liabilities		(1,215,770)	(1,165,116)
Tax payable		(186,055)	(53,929)
Obligations under finance leases	33	(1,705,146)	(1,607,056)
Bank and other loans	34	(8,806,051)	(9,236,674)
Due to shareholders	27	(2,256,117)	(2,968)
Due to other CNAHC group companies	28	(49,617)	(33,073)
		(22,972,814)	(20,992,908)

	Notes	2004 RMB'000	2003 RMB'000
NET CURRENT LIABILITIES		(6,859,901)	(12,383,811)
TOTAL ASSETS LESS CURRENT LIABILITIES		43,716,455	35,404,154
NON-CURRENT LIABILITIES			
Obligations under finance leases	33	(10,576,241)	(12,091,837)
Bank and other loans	34	(12,896,622)	(12,819,821)
Long-term payables	35	(446,311)	(801,349)
Deferred income	36	(1,102,853)	(887,708)
Provision for major overhauls	32	(470,698)	(289,593)

	Note		
Provision for early retirement benefits obligations		(195,188)	(198,597)
		(25,687,913)	(27,088,905)
NET ASSETS		18,028,542	8,315,249
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity		—	6,892,869
Issued share capital	37	9,050,618	—
Reserves		7,497,637	—
		16,548,255	6,892,869
MINORITY INTERESTS		1,480,287	1,422,380
TOTAL EQUITY		18,028,542	8,315,249

Ma Xulun **Fan Cheng**
Director **Director**

	Attributable to equity holders of the Company							
	Owners' equity	Issued share capital	Capital reserve	Statutory reserve funds	Retained profits	Total	Minority interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2003	5,020,263	—	—	—	—	5,020,263	1,508,125	6,528,388
Profit for the year	159,604	—	—	—	—	159,604	(71,106)	88,498
Capital contributions	2,055,845	—	—	—	—	2,055,845	—	2,055,845
Dividends paid	(26,690)	—	—	—	—	(26,690)	(14,639)	(41,329)
Distributions (note 14)	(316,153)	—	—	—	—	(316,153)	—	(316,153)
As at 31 December 2003 and 1 January 2004	6,892,869	—	—	—	—	6,892,869	1,422,380	8,315,249
Capital contribution of cash (note a)	560,782	—	—	—	—	560,782	—	560,782
Capital contribution of land use rights (note b)	885,626	—	—	—	—	885,626	—	885,626
Capitalisation of amount payable to CNAHC (note c)	17,965	—	—	—	—	17,965	—	17,965
Deferred taxation (note 22)	793,755	—	—	—	—	793,755	—	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	—	—	—	—	1,758,879	117,506	1,876,385
Dividends paid	(29,074)	—	—	—	—	(29,074)	(24,909)	(53,983)
Distributions (note d)	(2,182,921)	—	—	—	—	(2,182,921)	—	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	—	305,680	—	—	—
Profit from 1 October 2004 to 31 December 2004	—	—	—	—	627,085	627,085	45,225	672,310
Distributions (note e)	—	—	—	—	(377,550)	(377,550)	—	(377,550)
Dilution of interest (note 9)	—	—	—	—	—	—	(79,915)	(79,915)
Transfer to statutory reserve funds (note 14)	—	—	—	93,020	(93,020)	—	—	—
Issue of new shares upon listing (note 37 (c))	—	2,550,618	5,536,678	—	—	8,087,296	—	8,087,296
Share issuing expenses (note 37 (c))	—	—	(486,457)	—	—	(486,457)	—	(486,457)
As at 31 December 2004	**—**	**9,050,618**	**6,942,422**	**93,020**	**462,195**	**16,548,255**	**1,480,287**	**18,028,542**

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of RMB560,782,100 to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented payable of approximately RMB17,965,000 of the Company assumed by CNAHC in 2004 which

was accounted for as a capital contribution.

d. In accordance with the (\raster(55%,p)="c41") "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 14 (b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 14 (b) to these financial statements.

   In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved-out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 14 (a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,656,533	178,279
Adjustments for:		
Exchange losses, net	161,824	370,148
(Gain)/loss on disposal of property, plant and equipment, net	33,872	(17,048)
Gains on trading of derivatives, net	(41,036)	(169,921)
Dilution gains on investments	(410,137)	—
Depreciation	3,463,252	3,377,472
Share of profits less losses from associates	(561,018)	(243,093)
Dividend income on long-term investments	(4,622)	(406)
Interest income	(33,703)	(18,803)
Interest expense	1,824,392	2,241,166
Provision for/(write-back of) doubtful debts, net	(988)	12,144
Provision for/(write-back of) inventories, net	(11,508)	24,090
Operating profit before working capital changes	8,076,861	5,754,028
(Increase)/decrease in inventories	(19,681)	2,228
Increase in trade receivables	(425,080)	(93,284)
(Increase)/decrease in amounts due from other CNAHC group companies	19,012	(32,309)
Increase in prepayments, deposits and other receivables	(164,606)	(77,792)
Decrease in deposits for aircraft under operating leases	18,581	19,288
Increase/(decrease) in amounts due to other CNAHC group companies	16,544	(6,001)
Increase in trade payables	268,645	806,877
Increase/(decrease) in bills payable	(955,187)	900,820
Increase in other payables and accruals	1,154,425	41,676
Increase in provision for major overhauls	93,889	151,486
Increase in air traffic liabilities	52,664	276,883
Increase/(decrease) in provision for early retirement benefits	(3,409)	15,272
Recognition of deferred income	(70,593)	(57,894)
Cash generated from operations	8,062,065	7,701,278
Interest paid	(1,872,691)	(2,248,996)
Tax paid:		
Mainland China enterprise income tax paid	(36,953)	(17,032)
Overseas taxes paid	(1,568)	(10,550)
NET CASH INFLOW FROM OPERATING ACTIVITIES	6,150,853	5,424,700

	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(5,270,777)	(3,065,218)
Proceeds from disposal of property, plant and equipment	189,840	164,873
Increase in lease prepayments	(18,465)	(4,939)
Increase in advance payments for aircraft and related equipment	(867,828)	(784,061)
Net cash settlements of derivatives	69,036	100,921
(Increase)/decrease in amounts due from associates	4,461	(18,406)
Increase/(decrease) in amounts due to associates	58,796	(27,522)
(Increase)/decrease in time deposits with original maturity of more than three months	(290,024)	22,587
(Increase)/decrease in pledged deposits	1,128,311	(853,958)
Interest received	33,703	18,803
Capital contributions to associates	(709,253)	(4,000)
Dividends received on long-term investments	4,622	406

Dividends received from associates	176,365	90,551
Proceeds from disposal of long-term investments	264	—
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture (note 45 (b))	516,491	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(4,974,458)	(4,359,963)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES	1,176,395	1,064,737
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	10,146,285	10,205,236
Repayment of bank and other loans	(10,500,107)	(13,371,026)
Repayment of principal under finance lease obligations	(1,607,056)	(1,961,181)
Settlement of long-term payables	(119,946)	(132,509)
Increase/(decrease) in balance due to shareholders	(468,789)	1,276,384
Contributions by CNAHC	560,782	2,055,845
Distributions to CNAHC	—	(342,843)
Dividends paid to minority shareholders	(24,909)	(14,639)
Receipt of government grants	32,609	77,338
Net proceeds from issuance of new shares upon listing	7,600,839	—
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	5,619,708	(2,207,395)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	27,726	85,946
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,823,829	(1,056,712)
Cash and cash equivalents at beginning of year	2,589,395	3,646,107
CASH AND CASH EQUIVALENTS AT END OF YEAR (note 45 (a))	9,413,224	2,589,395

	Notes	2004 RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	16	41,908,428
Lease prepayments		919,871
Interests in subsidiaries	17	176,929
Interests in joint ventures	18	1,392,388
Interests in associates	19	780,837
Advance payments for aircraft and related equipment		442,071
Due from CNAHC	20	631,813
Deposits for aircraft under operating leases		55,831
Other investments	21	816
Deferred tax assets	22	658,000
		46,966,984
CURRENT ASSETS		
Trade receivables	23	2,197,293
Inventories	24	468,930
Prepayments, deposits and other receivables	25	2,847,552
Pledged deposits	26	80,519
Cash and cash equivalents	26	8,421,859
Due from other CNAHC group companies	28	8,801
		14,024,954
TOTAL ASSETS		60,991,938
CURRENT LIABILITIES		
Trade payables	29	(3,819,353)
Bills payable	30	(362,033)
Other payables and accruals	31	(3,387,870)
Provision for major overhauls	32	(28,130)
Air traffic liabilities	(1,087,838)	
Tax payable		(151,533)
Obligations under finance leases	33	(1,705,146)
Bank and other loans	34	(8,255,695)
Due to shareholders	27	(2,240,213)
Due to other CNAHC group companies	28	(12,163)
		(21,049,974)

	Notes	2004 RMB'000
NET CURRENT LIABILITIES		(7,025,020)
TOTAL ASSETS LESS CURRENT LIABILITIES		39,941,964
NON-CURRENT LIABILITIES		
Obligations under finance leases	33	(10,576,241)
Bank and other loans	34	(12,896,622)
Long-term payables	35	(437,577)
Deferred income	36	(1,102,853)
Provision for major overhauls	32	(373,242)
Provision for early retirement benefits		(195,188)

	Note	
		(25,581,723)
NET ASSETS		14,360,241
Represented by:		
Issued share capital	37	9,050,618
Reserves	38	5,309,623
TOTAL EQUITY		14,360,241

Ma Xulun **Fan Cheng**
Director **Director**

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS#

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 (the "Restructuring Agreement"). In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (\raster (70%,p)="c40"), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO") and Shenzhen Airlines Co., Ltd. ("Shenzhen Airlines").

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004, after which date the Company assumed the rights and obligations of the businesses, assets and liabilities transferred to the Company by CNAHC and CNACG.

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

As at the date of approval of these financial statements, the Group is in the process of applying to the relevant government authorities to obtain the title certificates of certain of the above-mentioned assets, primarily buildings and land use rights, with an aggregate carrying value of approximately RMB3,098 million, and to register the already transferred equity interests in certain investees, including equity interests in Air China Cargo, AMECO and Shenzhen Airlines, from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned assets and own the aforesaid equity interests. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

In consideration for CNAHC and CNACG transferring the Relevant Businesses and the Relevant Companies to the Company, the Company issued 5,054,276,915 domestic shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively (note 37 (a)). The shares issued to CNAHC and CNACG represented the then entire registered and issued share capital of the Company upon its incorporation.

Prior to the incorporation of the Company, the Relevant Businesses and the Relevant Companies were held by two subsidiaries of CNAHC, namely, Air China International Corporation and CNAC, a Hong Kong incorporated company with its shares publicly traded on the Hong Kong Stock Exchange. Air China International Corporation is a state-owned enterprise established in the PRC on 1 July 1988 and was subject to the supervision and regulation of

the General Administration of Civil Aviation of China, formerly known as the Civil Aviation Administration of China ("CAAC"), a regulatory authority of the civil aviation industry in the PRC. Pursuant to the documents issued by the State Council and the Ministry of Finance dated 14 July 2002 and 9 August 2002, respectively, the PRC government approved the formation of CNAHC, a state-owned enterprise under the supervision of the State Council, which then held, inter alia, a 100% direct interest in Air China International Corporation, a 100% direct interest in China Southwest Airlines ("CSWA"), a 100% direct interest in China National Aviation Corporation ("CNAC (PRC)"), which owned 100% interest in CNAC Zhejiang Airlines ("ZJA") and approximately a 69% indirect interest in CNAC. In 2003, CNAHC undertook further reorganisation measures to merge the business operations of CSWA and ZJA into Air China International Corporation, following which CSWA and ZJA became branches of Air China International Corporation.

The Group's principal activities are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in the PRC, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's ultimate holding company is CNAHC.

Further details of the Restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange.

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

On 15 December 2004, 2,805,680,000 new H shares in the Company, details of which are set out in note 37 (b) to these financial statements, were listed on the Hong Kong Stock Exchange and the London Stock Exchange. On 11 January 2005, an additional 420,852,000 new H shares in the Company, details of which are set out in note 47 (a) to these financial statements, were issued and listed on the Hong Kong Stock Exchange and the London Stock Exchange upon the exercise of the over-allotment option.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Company are stated at historical amounts, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

The consolidated balance sheets as at 31 December 2003 and 2004 present the Group's assets and liabilities as if the Restructuring had been completed at 1 January 2003. The consolidated results and consolidated cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated financial statements prepared on this basis present fairly the consolidated financial position, consolidated results and consolidated cash flows of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

As the Company was only incorporated on 30 September 2004, there are no comparative figures as at 31 December 2003 in the Company's balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES#

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares:

- IFRS 1 (amended 2004), *First-Time Adoption of International Financial Reporting Standards;*
- IFRS 3, *Business Combinations;*

- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations;*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

- IAS 1 (amended 2004), *Presentation of Financial Statements;*
- IAS 2 (revised 2003), *Inventories;*
- IAS 7 (amended 2003), *Cash Flow Statements;*
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors;*
- *IAS 10 (amended 2004), Events after the Balance Sheet Date;*
- *IAS 12 (amended 2004), Income Taxes;*
- *IAS 14 (amended 2004), Segmental Reporting;*
- *IAS 17 (amended 2004), Leases;*
- *IAS 18 (amended 2004), Revenue;*
- *IAS 19 (amended 2004), Employee Benefits;*
- *IAS 20 (revised 2003), Accounting for Government Grants and Disclosure of Government Assistance;*
- *IAS 21 (revised 2003), The Effects of Changes in Foreign Exchange Rates;*
- *IAS 23 (amended 2003), Borrowing Costs;*
- *IAS 27 (amended 2004), Consolidated and Separate Financial Statements;*
- *IAS 28 (amended 2004), Investments in Associates;*
- *IAS 31 (amended 2004), Interests in Joint Ventures;*
- *IAS 32 (amended 2004), Financial Instruments: Disclosure and Presentation;*
- *IAS 33 (amended 2004), Earnings Per Share;*
- *IAS 36 (amended 2004), Impairment of Assets;*
- *IAS 37 (amended 2004), Provisions, Contingent Liabilities and Contingent Assets;*
- *IAS 38 (amended 2004), Intangible Assets; and*
- *IAS 39 (amended 2004), Financial Instruments: Recognition and Measurement.*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries, not held by the Group and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currencies

The Group's functional and presentation currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of these subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of the overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

Interests in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, plant and equipment

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil–5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset at the time of disposal.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Goodwill

Goodwill represents the excess of cost over the fair value of the identifiable assets, liabilities and contingent liabilities of acquired businesses. The Group early adopted IFRS 3, *Business Combinations, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from 1 January 2001. In accordance with IFRS 3, the Group ceased amortising goodwill as of 1 January 2001.*

On disposal of subsidiaries, associates or joint ventures, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future

years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as available-for-sale and measured at fair value through profit or loss. Gains or losses on available-for-sale investments are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks and other financial institutions, including term deposits, which are not restricted as to use.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Employee benefits

(a) Pension obligations

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) *Termination and early retirement benefits*

Termination benefits are payable whenever an employee's employment is voluntarily terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) *Housing benefits*

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Employee benefits

(c) *Housing benefits*

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between

overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to 1 January 2004. From 2004, contributions to the CAAC Infrastructure Development Fund are included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the owners' right to receive the payment has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 5.76% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Income tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

. except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

. in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

. except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

. in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Derivative financial instruments

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the income statement, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the year. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Impact of recently issued accounting standards

IFRS 2, *Share-based Payment, is applicable for accounting periods beginning on or after 1 January 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the beginning on or after 1 January 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.*

IAS 16 (amended 2004), *Property, Plant and Equipment, replaces IAS 16 (revised 1998), Property, Plant and Equipment, and is applicable for accounting periods beginning on or after 1 January 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the*

depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #*

Impact of recently issued accounting standards

IAS 24 (revised 2003), *Related Party Disclosures, replaces IAS 24 Related Party Disclosures (reformatted in 1994) and is applicable for accounting periods beginning on or after 1 January 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.*

3. *SEGMENT INFORMATION#*

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, supporting the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

3. SEGMENT INFORMATION

Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	—	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	6,046,355	32,697	25,912	33,641	—	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	—	3,463,252
Provision for/(write-back of) doubtful debts, net	(4,483)	2,642	—	853	—	(988)
Provision for/(write-back of) inventories, net	12,492	(24,000)	—	—	—	(11,508)

3. SEGMENT INFORMATION #

Business segments

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2003:

	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	—	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,228)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	—	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	—	3,377,472
Provision for/(write-back of) doubtful debts, net	13,824	(1,562)	—	(118)	—	12,144
Provision for inventories, net	90	24,000	—	—	—	**24,090**

3. SEGMENT INFORMATION #

Geographical segments

The following tables present consolidated revenue information by geographical segments for each of the two years ended 31 December 2004:

	Domestic	**HK/Macau**	**Europe**	**North America**	**Japan/Korea**	**Asia Pacific, others**	**Total**
For the year ended 31 December 2004	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**

	Domestic	HK/Macau	Europe	North America	Japan/Korea	Asia Pacific, others	Total
REVENUES							
Sales to external customers and total revenues	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

	Domestic	HK/Macau	Europe	North America	Japan/Korea	Asia Pacific, others	Total
For the year ended 31 December 2003	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

4. AIR TRAFFIC REVENUES#

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Passenger	27,665,018	19,030,187
Cargo and mail	3,169,804	4,392,473
	30,834,822	23,422,660

4. AIR TRAFFIC REVENUES #

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, netted against air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million,

respectively.

5. OTHER OPERATING REVENUES#

	Group	
	2004	2003
	RMB'000	RMB'000
Bellyhold income	1,384,457	—
Aircraft engineering income	296,775	285,493
Ground services income	287,905	251,266
General aviation income	159,990	152,574
Air catering income	118,140	102,133
Government grants:		
(i) Recognition of deferred income *(note 36)*	70,593	57,894
(ii) Fixed cash subsidy	37,500	50,000
(iii) Others	44,853	1,525
Service charges on return of unused flight tickets	63,821	51,678
Cargo handling service income	49,850	90,021
Sale of materials	33,008	20,699
Import and export service income	29,767	23,589
Training service income	23,761	17,915
Aircraft and related equipment lease income	11,516	33,519
Gain on disposal of property, plant and equipment, net	—	17,048
Others	73,999	63,391
	2,685,935	1,218,745

6. PROFIT FROM OPERATIONS#

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2004	2003
	RMB'000	RMB'000
Repair and maintenance costs	3,608,348	2,804,507
Depreciation *(note 16)*	3,463,252	3,377,472
Employee compensation costs *(note 7)*	2,921,322	2,379,102
Minimum lease payments under operating leases:		
Aircraft and jet engines	1,071,256	910,134
Land and buildings	187,471	181,984
(Gain)/loss on disposal of property, plant and equipment, net	33,872	(17,048)
Auditors' remuneration	7,206	1,614
Provision for/(write-back of) doubtful debts, net	(988)	12,144
Provision for/(write-back of) inventories, net	(11,508)	24,090

7. EMPLOYEE COMPENSATION COSTS#

	Group	
	2004	2003
	RMB'000	RMB'000
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	2,732,927	2,200,916
Retirement benefit costs *(note 11)*	188,395	178,186
	2,921,322	2,379,102

The Group had 26,881 and 25,236 employees as at 31 December 2003 and 31 December 2004, respectively.

8. FINANCE COSTS#

	Group	
	2004	2003
	RMB'000	RMB'000
Interest expense	1,827,002	2,248,996
Less: Interest capitalised	(2,610)	(7,830)
	1,824,392	2,241,166
Less: Interest income	(33,703)	(18,803)
Exchange losses, net	54,842	297,042
Gains on fuel derivatives, net	(41,036)	(169,921)
Dividend income on long-term investments	(4,622)	(406)
	1,799,873	2,349,078

The interest capitalisation rate represented the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

9. DILUTION GAINS ON INVESTMENTS#

	Group	
	2004	2003
	RMB'000	RMB'000
Dilution gain on investment in Air Cargo Business *(note 9 (a))*	330,222	—
Dilution gains on investments in BACL and SWACL *(note 9 (b))*	79,915	—
	410,137	—

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

9. DILUTION GAINS ON INVESTMENTS

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group as of 1 January 2003.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively and, accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS#

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Fees	29	—
Basic salaries, housing benefits, other allowances and benefits in kind	4,279	4,390
Discretionary bonuses	636	508
Pension scheme contributions	43	45
	4,987	4,943

The number of Directors and supervisors whose remuneration fell within the following bands is as follows:

	Group	
	2004	2003
	Number of Directors and supervisors	Number of Directors and supervisors
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	13	13
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	1	1
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	1	1
	15	15

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Fees of approximately RMB29,000 (2003: Nil) are wholly payable to the independent non-executive Directors. There were no other emoluments payable to the independent non-executive Directors during the year (2003: Nil).

An analysis of the five individuals whose remuneration was the highest in the Group was as follows:

	Group	
	2004	2003
	Number of individuals	Number of individuals
Director	1	1
Supervisor	1	1
Employees	3	3

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Basic salaries, housing benefits, other allowances and benefits in kind	5,360	4,240
Discretionary bonuses	—	30
Pension scheme contributions	164	180
	5,524	4,450

The remuneration of the three highest paid individuals for the year fell within the following bands:

Group	
2004	2003

	Number of individuals	Number of individuals
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	1	3
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	2	—
	3	3

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2003: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2003: Nil).

11. RETIREMENT BENEFITS#

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) (note 46). The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

11. RETIREMENT BENEFITS #

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Contributions to PRC government-regulated defined contribution retirement scheme	179,740	154,728
Early retirement benefits	8,655	23,458
Total *(note 7)*	188,395	178,186

Forfeited contribution totaling RMB1,579,000 (2003: RMB983,000) was utilised during the year. At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: RMB54,000).

12. TAX#

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 14 (b) to these financial statements will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

12. TAX #

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Current income tax		
Current income tax charge		
— Mainland China	398,944	18,313
— Hong Kong	4,096	154
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	607,824	33,847

	1,010,864	52,314
Share of tax attributable to associates	96,974	37,467
Income tax charge for the year	1,107,838	89,781

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group			
	2004		2003	
	RMB'000	%	RMB'000	%
Profit before income tax	3,656,533		178,279	
At statutory income tax rate of 33%	1,206,656	33.0	58,832	33.0
Lower income tax rates of other territories	(109,440)	(3.0)	2,610	1.5
Income not subject to tax	(145,333)	(4.0)	(35,388)	(19.8)
Expenses not deductible for tax purposes	155,955	4.3	70,164	39.4
Effect on opening deferred income tax of increase in other territories' income tax rates	—	—	9,542	5.4
Share of adjustments in income tax of previous periods attributable to associates	—	—	(15,979)	(9.0)
Tax charge at Group's effective income tax rate	1,107,838	30.3	89,781	50.5

12. TAX #

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries and joint ventures, as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

13. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT#

The net profit attributable to equity holders of the parent for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB1,230 million (note 38).

14. APPROPRIATIONS#

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	Group	
	2004	2003
	RMB'000	RMB'000
Carved-out of net assets *(note 14 (c))*	39,136	316,153
Dividends paid *(note 14 (c))*	29,074	26,690
Distribution to CNAHC *(note 14 (a))*	377,550	—
Distribution to CNAHC *(note 14 (b))*	2,025,105	—
Distribution to CNACG *(note 14 (b))*	118,680	—
Total	2,589,545	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement

were completed and these two acquisition agreements were effective on that date accordingly.

14. APPROPRIATIONS #

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (\raster(70% ,p)="c04") "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC (the "PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (\raster(70%,p)="c04") "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

14. APPROPRIATIONS #

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be

made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP; and (ii) the net profit determined in accordance with IFRS.

14. APPROPRIATIONS

Prior to the incorporation of the Company on 30 September 2004, no profit appropriation to the aforesaid reserve funds was required.

15. EARNINGS PER SHARE#

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

16. PROPERTY, PLANT AND EQUIPMENT#

Group

	Aircraft and flight equipment	Buildings	Machinery	Transportation equipment	Office equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	—	(147,825)
Transfer from CIP	—	421,311	195,250	—	610	(617,171)	—
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	—	(3,377,472)
At 31 December 2003 and 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (b))*	(267,119)	(186,169)	(86,932)	(21,673)	—	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	—	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	—
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	—	(3,463,252)
At 31 December 2004, net of accumulated depreciation	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**
At 31 December 2003 and 1 January 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	—	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	—	(28,050,020)
Net carrying amount	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**

16. PROPERTY, PLANT AND EQUIPMENT

Company

	Aircraft and flight equipment	Buildings	Machinery	Transportation equipment	Office equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	—	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	—	(42,204)
Transfer from CIP	—	219,934	17,770	176	—	(237,880)	—
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	—	(908,272)
At 31 December 2004, net of accumulated depreciation	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**
At 31 December 2004							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	—	(25,891,376)
Net carrying amount	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft and flight equipment, which has an aggregate carrying amount of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 34).

The carrying amount of aircraft held under finance leases as at 31 December 2004 is approximately RMB11,999 million (2003: RMB13,310 million) (note 33). Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2004, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB2,178 million, further details of which are set out in note 1 to these financial statements. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

17. INTERESTS IN SUBSIDIARIES#

	Company 2004 RMB'000
Listed shares in Hong Kong, at cost	579,472
Unlisted investments, at cost	134,647
Due from subsidiaries	22,513
Due to subsidiaries	(559,703)
	176,929
Market value of listed shares	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 December 2004 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
Subsidiaries						
CNAC (\raster(55%,p)="c05")	Hong Kong	Limited liability company	HK$331,268	69	—	Investment holding
Air Macau Company Limited ("Air Macau")* (\raster(55%,p)="c06")	Macau	Limited liability company	MOP400,000	—	35.2	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (\raster(55%,p)="c07")	PRC	Limited liability company	RMB90,000	100	—	Import and export trading
\raster(55%,p)="c08" (Zhejiang Air Services Co., Ltd.)**	PRC	Limited liability company	RMB20,000	100	—	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (\raster(55%,p)="c09")	PRC	Limited liability company	RMB3,000	100	—	Provision of passenger transportation services
Air China Shantou Industrial Development Company (\raster(55%,p)="c10")	PRC	Limited liability company	RMB12,000	51	—	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (\raster(55%,p)="c11")	PRC	Limited liability company	RMB6,980	100	—	**PROVISION OF TRAVEL AGENCY AND FREIGHT FORWARDING SERVICES**

17. INTERESTS IN SUBSIDIARIES #

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities

			(in thousands)			
\raster(55%,p)="c12" (Sichuan Southwest Aviation Information Service Centre)**	PRC	Limited liability company	RMB1,000	100	—	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre (\raster(55%,p)="c13")	PRC	Limited liability company	RMB1,500	100	—	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (\raster(55%,p)="c14")	PRC	Limited liability company	RMB5,533	100	—	Provision of travel agency services
Sichuan Southwest Air Equipment and Supplies Centre (\raster(55%,p) ="c15")	PRC	Limited liability company	RMB1,000	100	—	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited (\raster(55%,p)="c16")	Hong Kong	Limited liability company	HK$500	95	—	Provision of air ticketing services
\raster(55%,p)="c17" (Shanghai Air China Base Development Centre)**	PRC	Limited liability company	RMB2,000	100	—	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51% subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2004 or formed a substantial portion of the net assets of the Group at 31 December 2004. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18. INTERESTS IN JOINT VENTURES#

	Company 2004 RMB'000
Unlisted investments, at cost	1,392,388

18. INTERESTS IN JOINT VENTURES

Particulars of the joint ventures at 31 December 2004 of the Group are set out below:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital	Percentage of equity interests attributable to the Group		Principal activities
Direct	Indirect		(in thousands)			
Joint ventures						
AMECO (\raster (55%,p) ="c18")	PRC	Limited liability company	US$102,533	60	—	Provision of aircraft overhaul and maintenance services
Air China Cargo (\raster		Limited				Provision of cargo

(55%,p) ="c19") *(note)*	PRC	liability company	RMB2,200,000	51	—	carriage services
BACL (\raster (55%,p) ="c20")	PRC	Limited liability company	US$8,000	—	41.4	Provision of airline catering services
SWACL (\raster (55%,p) ="c21")	PRC	Limited liability company	RMB20,000	—	41.4	Provision of airline catering services

Note: During the year, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner.

As at the balance sheet date and for the two years ended 31 December 2004, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenues and expenses of the joint ventures are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Current assets	1,606,903	610,502
Non-current assets	1,706,734	633,369
Total assets	3,313,637	1,243,871
Current liabilities	(1,578,665)	(728,033)
Non-current liabilities	(8,734)	—
Net assets attributable to the Group	1,726,238	515,838
Revenues	3,944,633	959,938
Operating expenses	(3,748,389)	(848,222)
Finance costs	(16,137)	(21,919)
Share of profits less losses from associates	1,006	1,111
Profit before tax	181,113	90,908
Tax	(51,976)	(16,427)
Net profit attributable to the Group	129,137	**74,481**

18. INTERESTS IN JOINT VENTURES

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain investees, including Air China Cargo and AMECO. Further details are set out in note 1 to these financial statements.

19. INTERESTS IN ASSOCIATES#

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Unlisted shares, at cost	—	—	845,641
Share of net assets	2,587,304	1,789,948	—
Goodwill	1,404,966	1,205,390	—
Due from associates	106,520	110,981	17,305
Due to associates	(97,269)	(38,473)	(82,109)
	4,001,521	3,067,846	780,837

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Goodwill at beginning of the year *(note 19 (a))*	1,205,390	1,205,390
Additions *(note 19 (b))*	199,576	—
Goodwill at end of the year	1,404,966	1,205,390
Accumulated impairment	—	—

19. INTERESTS IN ASSOCIATES

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Hong Kong Dragon Airlines Limited ("Dragonair") by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in the current year related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation Group Corporation ("Shandong Aviation"), 22.8% in Shandong Airlines Co., Ltd. ("Shandong Airlines") and 13.9% in LSG Lufthansa Service Hong Kong Limited ("LSGHK") by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

Impairment testing of goodwill attributable to Dragonair

Goodwill acquired through the business combination in relation to the acquisition of shareholding interest in Dragonair has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

19. INTERESTS IN ASSOCIATES

Summarised financial information of the Group's associates is as follows:

	Group 2004 RMB'000	2003 RMB'000
Aggregate of associates' financial positions:		
Total assets	27,767,944	21,918,291
Total liabilities	(20,747,807)	(17,215,202)
Aggregate of associates' results:		
Revenues	16,770,072	9,639,481
Net profit	1,330,066	639,579
Share of profits less losses after tax from associates:		
Dragonair	279,801	43,336
Others	184,243	162,290
	464,044	205,626

Particulars of the associates at 31 December 2004 are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (\raster(55%,p) ="c22")	Corporate	PRC	25	Airline operator
Dragonair# (\raster(55%,p) ="c23")	Corporate	Hong Kong	29.9	Airline operator
Shandong Aviation (\raster(55%,p) ="c24")	Corporate	PRC	48	Investment holding
Shandong Airlines (\raster(55%,p) ="c25")	Corporate	PRC	22.8	Airline operator

19. INTERESTS IN ASSOCIATES #

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (\raster(55%,p)="c26")	Corporate	PRC	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (\raster(55%,p)="c27")	Corporate	PRC	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd. (\raster(55%,p)="c28")	Corporate	PRC	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited# (\raster(55%,p)="c29")	Corporate	Macau	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited# (\raster(55%,p)="c30")	Corporate	Hong Kong	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited# (\raster(55%,p)="c31")	Corporate	Macau	23.2	Provision of airport ground handling services
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (\raster(55%,p) ="c32")	Corporate	PRC	21	Provision of airport ground handling services
\raster(55%,p)="c33" (Sanya World Trade Development Company Limited)*	Corporate	PRC	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (\raster(55%,p)="c34")	Corporate	PRC	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (\raster(55%,p)="c35")	Corporate	PRC	24.5	Provision of airline-related information system services
\raster(55%,p)="c36" (Chengdu CAAC Southwest Cares Co., Ltd.)*	Corporate	PRC	35	Provision of airline-related information system services
Tradeport Hong Kong Limited# (\raster(55%,p)="c37")	Corporate	Hong Kong	17.3	Provision of services for developing and operating logistics centre
LSGHK# (\raster(55%,p)="c38")	Corporate	Hong Kong	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (\raster(55%,p) ="c39")**	Corporate	PRC	40.7	Provision of financial services

\# Shareholding interests are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 30% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 10.7% is held indirectly through subsidiaries of the Company.

19. INTERESTS IN ASSOCIATES #

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain associates, including Shenzhen Airlines. Further details are set out in note 1 to these financial statements.

20. LONG TERM RECEIVABLE FROM CNAHC#

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million should be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. OTHER INVESTMENTS#

Other investments consist of unlisted equity investments.

22. DEFERRED TAX ASSETS#

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Balance at beginning of year	590,153	624,000	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	660,349
Charge for the year *(note 12)*	(607,824)	(33,847)	(2,349)
Credited to equity	793,755	—	—
Balance at end of year	776,084	590,153	658,000

22. DEFERRED TAX ASSETS

The principal components of the Group's and the Company's deferred income tax are as follows:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Deferred income tax liabilities:			
Accelerated depreciation for tax purposes	(441,441)	(826,000)	(426,000)
Differences in air traffic revenues recognition	—	(27,000)	—
Other deferred income tax liabilities	(47,000)	(52,000)	(47,000)
Gross deferred income tax liabilities	(488,441)	(905,000)	(473,000)
Deferred income tax assets:			
Additional tax deduction on revaluation surplus arising from the Restructuring	714,000	—	606,000
Provisions and accruals	384,000	675,000	381,000
Losses available for offset against future taxable income	20,525	685,153	—
Other deferred income tax assets	146,000	135,000	144,000
Gross deferred income tax assets	1,264,525	1,495,153	1,131,000
Net deferred income tax assets	776,084	590,153	658,000

There was no material un-provided deferred income tax during the year (2003: Nil).

23. TRADE RECEIVABLES#

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Within 30 days	1,838,756	1,257,040	2,067,875
31 to 60 days	280,382	465,109	102,938
61 to 90 days	152,548	106,603	14,949
Over 90 days	93,130	126,840	11,531
At end of year	2,364,816	1,955,592	2,197,293

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Joint venture	412,539	—	841,916

24. INVENTORIES#

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Flight equipment spare parts	680,039	577,478	454,220
Work in progress	38,061	104,338	1,621
Catering supplies	25,188	30,635	13,089
	743,288	712,451	**468,930**

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES#

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Advance payments for aircraft and related equipment	2,193,458	1,213,380	1,958,515
Advances and others	324,655	191,448	322,047
Manufacturers' credits on aircraft acquisition receivable	74,518	84,935	74,518
Government grant receivable	—	77,338	—
Prepaid aircraft operating lease rentals	95,681	65,790	79,260
Receivables from the sale of staff quarters	24,681	57,962	24,681
Miscellaneous deposits	395,595	286,510	388,531
	3,108,588	1,977,363	2,847,552

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS#

Group	Company

	2004 RMB'000	2003 RMB'000	2004 RMB'000
Cash and bank balances	8,635,653	2,147,434	7,888,436
Cash placed with CNAF	261,904	1,457,103	219,655
	8,897,557	3,604,537	8,108,091
Time deposits placed with banks	648,667	261,226	94,287
Time deposits placed with CNAF	305,081	—	300,000
	953,748	261,226	394,287
Less: Pledged deposits against			
Bank loans *(note 34)*	64,242	1,177,064	64,242
Finance leases *(note 33)*	16,277	41,500	16,277
Others*	36,712	26,978	—
Pledged deposits	117,231	1,245,542	80,519
Cash and cash equivalents *(note 45 (a))*	9,734,074	2,620,221	8,421,859

* Includes deposits pledged against the Group's aircraft operating leases and financial derivatives.

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company.

27. DUE TO SHAREHOLDERS#

Set out below is the breakdown of the amounts due to shareholders:

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Due to CNAHC	2,137,437	2,968	2,121,533
Due to CNACG	118,680	—	118,680
	2,256,117	2,968	2,240,213

The amounts due to shareholders are unsecured, interest-free and have no fixed terms of repayment. The amounts mainly represented distributions payable by the Company as detailed in note 14 to these financial statements.

28. BALANCES WITH OTHER CNAHC GROUP COMPANIES#

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

29. TRADE PAYABLES#

An aged analysis of the trade payables is as follows:

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Within 30 days	3,108,028	1,157,293	2,740,974
31 to 60 days	805,858	669,970	673,690
61 to 90 days	304,943	497,402	243,448
Over 90 days	224,779	1,890,316	161,241

At end of year	4,443,608	4,214,981	**3,819,353**

29. TRADE PAYABLES #

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Joint venture	179,934	123,581	449,835

30. BILLS PAYABLE#

An aged analysis of the bills payable is as follows:

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Within 30 days	—	256,220	—
31 to 60 days	—	189,931	—
61 to 90 days	—	248,687	—
Over 90 days	362,033	622,382	362,033
At end of year	362,033	1,317,220	362,033

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
CNAF	—	692,372	—

31. OTHER PAYABLES AND ACCRUALS#

Set out below is a breakdown of other payables and accruals:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Provision for staff housing benefits	469,617	772,874	448,694
Accrued salaries, wages and benefits	692,510	647,561	562,493
Interest expense payable	269,928	315,617	255,977
Accruals for share issuing expenses	208,644	—	208,644
Custom duties and levies payable	742,201	207,098	665,986
Current portion of long-term payables *(note 35)*	101,802	174,363	101,802
Current portion of deferred income *(note 36)*	76,943	57,894	76,943
Advances from customers	294,798	348,716	224,321
Accrued operating expenses	716,548	533,399	611,257
Others	347,296	183,023	231,753
	3,920,287	3,240,545	3,387,870

32. PROVISION FOR MAJOR OVERHAULS#

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
At beginning of year	404,939	253,453	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	363,842
Provision for the year	221,543	244,387	61,341
Utilised during the year	(127,654)	(92,901)	(23,811)
At the end of year	498,828	404,939	401,372
Less: Portion classified as current liabilities	(28,130)	(115,346)	(28,130)
Long-term portion	470,698	289,593	373,242

33. OBLIGATIONS UNDER FINANCE LEASES#

The Group and the Company have obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group	
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	2004	2004	2003	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts repayable:				
Within one year	2,313,871	1,705,146	2,285,703	1,607,056
In the second year	2,408,481	1,943,630	2,271,725	1,697,597
In the third to fifth years, inclusive	7,784,209	6,722,448	6,721,752	5,583,404
Over five years	2,049,406	1,910,163	5,406,410	4,810,836
Total minimum finance lease payments	14,555,967	12,281,387	16,685,590	13,698,893
Less: Amounts representing finance charges	(2,274,580)		(2,986,697)	
Present value of minimum lease payments	12,281,387		13,698,893	
Less: Portion classified as current liabilities	(1,705,146)		(1,607,056)	
Long-term portion	10,576,241		12,091,837	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and the banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the relevant assets as mentioned aforesaid and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

33. OBLIGATIONS UNDER FINANCE LEASES

At 31 December 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.13% (2003: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB11,999 million as at 31 December 2004 (2003: RMB13,310 million) (note 16);

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 (2003: RMB42 million) (note 26); and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB14,785 million (2003: RMB18,949 million).

As at 31 December 2004, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB3,074 million (2003: RMB4,753 million) in respect of the commercial bank guarantee arrangements set out in note 33 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million (2003: RMB5,355 million) and RMB3,976 million (2003: RMB4,506 million) (note 46), respectively.

34. BANK AND OTHER LOANS#

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Bank loans:			
Secured	13,685,002	14,519,345	13,643,002
Unsecured	7,519,047	7,228,169	7,144,917
	21,204,049	21,747,514	20,787,919
Other loans:			
Secured	66,667	81,487	66,667
Unsecured	431,957	227,494	297,731
	21,702,673	22,056,495	21,152,317
Bank loans repayable:			
Within one year	8,359,280	8,994,367	7,943,149
In the second year	3,049,084	1,903,342	3,049,084
In the third to fifth years, inclusive	6,178,222	6,227,447	6,178,222
Over five years	3,617,464	4,622,358	3,617,464
Other loans repayable:			
Within one year	446,771	242,307	312,546
In the second year	14,815	14,813	14,815
In the third to fifth years, inclusive	37,037	51,861	37,037
Total bank and other loans	21,702,673	22,056,495	21,152,317
Less: Portion classified as current liabilities	(8,806,051)	(9,236,674)	(8,255,695)
Long-term portion	12,896,622	12,819,821	12,896,622

34. BANK AND OTHER LOANS

Further details of bank and other loans at the balance sheet date are as follows:

Nature	Interest rate and final maturity	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
RMB denominated loans:				
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76% per annum at 31 December 2003 with maturities through 2010	—	80,000	—
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 5.76% and 4.94% to 6.21% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2013, respectively	5,382,986	6,282,444	5,382,986
Loans for working capital	Floating interest rates ranging from 4.54% to 4.94% and 4.54% to 5.73% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	2,528,869	2,931,230	2,171,800
Loans for purchases of properties	Floating interest rate at 4.94% per annum at 31 December 2003 with maturities through 2004	—	72,000	—
United States dollars denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 10.17% and 4.94% to 10.17% per annum at 31 December 2004 and 2003 with maturities through 2012	7,155,311	8,397,835	7,155,311

34. BANK AND OTHER LOANS

Nature	Interest rate and final maturity	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
Loans for purchases of aircraft and related equipment	Floating interest rates at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2009, respectively	1,270,236	81,487	1,270,236
Loans for working capital	Floating interest rates at six months LIBOR + 0.6% to 0.8% and three to ten months LIBOR + 0.3% to 0.9% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	5,365,271	4,072,432	5,171,984
Japanese yen denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.84% to 5.30% per annum at 31 December 2003 with maturities through 2004	—	139,067	—
		21,702,673	22,056,495	21,152,317
Less: Loans due within one year classified as current liabilities	(8,806,051)	(9,236,674)	(8,255,695)	
Loans due after one year classified as long-term portion	12,896,622	12,819,821	12,896,622	

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank loans of approximately RMB13,710 million as at 31 December 2004 (2003: RMB14,252 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 16);

34. BANK AND OTHER LOANS

(b) the pledges of certain of the Group's and the Company's bank deposits amounting to RMB64 million as at 31 December 2004 (2003: RMB1,177 million) (note 26);

(c) guarantees by certain commercial banks amounting to RMB8,294 million (2003: RMB10,934 million); and

(d) guarantees by Air China International Corporation and CNAC (PRC) of Nil (2003: RMB396 million) and Nil (2003: RMB380 million), respectively.

As at 31 December 2004, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB5,943 million (2003: RMB7,244 million) to one of these commercial banks as mentioned in note 34 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million (2003: RMB3,198 million) and RMB761 million (2003: RMB907 million) (note 46), respectively.

35. LONG-TERM PAYABLES#

Long-term payables mainly represent custom duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The custom duties and value-added tax are payable upon repayment of the corresponding finance lease instalments. Set out below are details of the custom duties and value-added tax payable further analysed into non-current and current portions:

	Group	Company

	2004 RMB'000	2003 RMB'000	2004 RMB'000
Custom duties and value-added tax payable	539,121	975,712	539,121
Others	8,992	—	258
	548,113	975,712	539,379
Less: Portion classified as current liabilities *(note 31)*	(101,802)	(174,363)	(101,802)
Long-term portion	446,311	801,349	437,577

36. DEFERRED INCOME#

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 "*Accounting for Government Grants and Disclosure of Government Assistance", the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.*

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Deferred income:			
At beginning of year	1,157,880	1,157,880	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	1,462,667
Addition during the year	304,787	—	—
At end of year	1,462,667	1,157,880	1,462,667
Accumulated income recognised as other operating revenues:			
At beginning of year	212,278	154,384	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	263,636
Credit during the year *(note 5)*	70,593	57,894	19,235
At end of year	282,871	212,278	282,871
Net amount	1,179,796	945,602	1,179,796
Less: Portion classified as current liabilities *(note 31)*	(76,943)	(57,894)	(76,943)
Long-term portion	1,102,853	887,708	1,102,853

37. SHARE CAPITAL#

	Number of shares 2004	Nominal value 2004 RMB'000
Company and Group		
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	4,855,945,675	4,855,946
— Non-H Foreign Shares of RMB1.00 each	1,388,992,507	1,388,992
— H shares of RMB1.00 each	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 was as follows:

	Number of shares 2004	Nominal value 2004 RMB'000
Restructuring *(note 37 (a))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37 (b))*	(198,331,240)	(198,331)
Non-H Foreign Shares converted into H shares *(note 37 (b))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37 (c))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

The Company was incorporated on 30 September 2004 with an initial registered share capital of RMB6,500,000,000, divided into 6,500,000,000 shares with par value of RMB1.00 each. 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued to CNAHC and CNACG, respectively, all of which were credited as fully paid, in consideration for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company pursuant to the Restructuring referred to in note 1 to these financial statements.

Notes:

(a) As part of the Restructuring in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, CNAHC and through its wholly-owned subsidiaries, transferred the Relevant Businesses and interests in the Relevant Companies to the Company (note 1). In consideration of the above, the Company issued 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively.

37. SHARE CAPITAL #

Notes:

(b) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from State legal person shares and 56,730,578 shares converted from non-H Foreign Shares, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 State legal person shares and 56,730,578 non-H Foreign Shares aggregating approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H Foreign Shares, were remitted to the Social Security Fund.

(c) As referred to in note 37 (b) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from State legal person shares and 56,730,578 H shares converted from non-H Foreign Shares which were remitted to the Social Security Fund as referred to in note 37 (b) above and share issuing expenses of approximately RMB536 million (before deducting share issuing expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (b)

above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

38. RESERVES#

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2004 are presented in the consolidated statement of changes in equity on page 47 of these financial statements.

Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
Upon incorporation of the Company *(note 38 (a))*	(627,464)	—	34,813	(592,651)
Profit for the period from 1 October 2004 to 31 December 2004	—	—	1,229,603	1,229,603
Distributions *(note 38 (b))*	—	—	(377,550)	(377,550)
Transfer to statutory reserve funds *(note 14)*	—	51,908	(51,908)	—
Issue of new shares upon listing *(note 37 (c))*	5,536,678	—	—	5,536,678
Share issuing expenses *(note 37 (c))*	(486,457)	—	—	(486,457)
At 31 December 2004	**4,422,757**	**51,908**	**834,958**	**5,309,623**

38. RESERVES

Company

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as if the Group had been in existence throughout the period and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company at 1 January 2003. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (a) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained profits. Accordingly, the aggregate of the capital reserve and retained profits amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained profits of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 14 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 14 to these financial statements.

39. LONG-TERM COMPENSATION PLAN#

The Company has adopted a long-term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As of each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

39. LONG-TERM COMPENSATION PLAN #

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As of 31 December 2004, no SARs had been issued under the Plan.

40. DISTRIBUTABLE RESERVES#

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB7,703.5 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB51.9 million standing to the credit of the Company's statutory reserve funds, as determined in accordance with the PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB207.6 million, as determined in accordance with the PRC GAAP and being the lesser amount of the retained profits determined in accordance with the PRC GAAP and IFRS, available for distribution as dividend.

41. CONTINGENT LIABILITIES#

Pursuant to the Restructuring, the following legal matters and litigation set out in items (a) to (c) below were transferred to or assumed by the Company upon its incorporation. As of 31 December 2004, the Group had the following contingent liabilities:

(a) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2004, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

41. CONTINGENT LIABILITIES #

(c) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong

Kong (Action No. 515 of 2001) (the "Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, was claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on 3 May 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date of hearing for the appeal has been fixed on 28 July 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the Directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(d) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		**Company**
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
Joint ventures	—	18,750	—
Associates	214,002	380,521	26,021
Related party	—	7,500	—
Third parties	—	149,170	—
	214,002	555,941	26,021

41. CONTINGENT LIABILITIES #

(e) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans of RMB4,737 million (2003: RMB5,413 million) as disclosed in note 46 to these financial statements, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group 2004 RMB'000	Group 2003 RMB'000
Related parties	37,608	40,537
Third parties	160,778	20,722
	198,386	61,259

42. COMMITMENTS#

(a) Capital commitments

The Group had the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
Contracted, but not provided for:			
Aircraft and flight equipment	12,738,066	8,315,908	11,260,840
Buildings	544,855	348,400	211,607
Others	8,426	40,082	8,426
	13,291,347	8,704,390	11,480,873
Authorised, but not contracted for:			
Buildings	2,528,544	2,762,531	2,528,544
Others	—	200,062	—
	2,528,544	2,962,593	2,528,544
Total capital commitments	15,819,891	11,666,983	**14,009,417**

42. COMMITMENTS #

(b) Investment commitment

As at 31 December 2004, the Company committed to make a capital contribution of approximately RMB422 million (US$51 million) (2003: Nil) to its joint venture.

(c) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group and the Company had the following future minimum lease payments under non-cancellable operating leases:

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
Within one year	1,140,228	908,204	748,202

In the second to fifth years, inclusive	3,215,879	2,626,283	2,111,282
Over five years	1,000,319	1,317,788	566,585
	5,356,426	4,852,275	3,426,069

43. FINANCIAL INSTRUMENTS#

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

44. CONCENTRATION OF RISK#

(a) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(c) Liquidity risk

The Group's net current liabilities amounted to approximately RMB6,860 million as at 31 December 2004 (2003: RMB12,384 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,151 million for the year ended 31 December 2004 (2003: RMB5,425 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB4,974 million (2003: RMB4,360 million). The Group also recorded a net cash inflow from financing activities of approximately RMB5,620 million for the year ended 31 December 2004 and a net cash outflow from financing activities of approximately RMB2,207 million for the year ended 31 December 2003. The Group has recorded an increase in cash and cash equivalents of approximately RMB6,824 million for the year ended 31 December 2004 but a decrease in cash and cash equivalents of approximately RMB1,057 million for the year ended 31 December 2003.

With regards to 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditures. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million as at 31 December 2004, of which an amount of approximately RMB40,183 million was utilised.

44. CONCENTRATION OF RISK

(c) Liquidity risk

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for

the year ending 31 December 2005. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2005. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2005. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(d) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group and Company		Group	
	2004	2004	2003	2003
	Assets	Liabilities	Assets	Liabilities
	RMB'000	RMB'000	RMB'000	RMB'000
Swaps and collars expiring:				
Within 6 months	—	—	8,000	(2,400)
Over 6 months to 21 months	—	—	26,000	(3,600)
	—	—	34,000	(6,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

44. CONCENTRATION OF RISK

(e) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over 2004 which is the major reason for the significant exchange difference recognised by the Group for 2004.

(f) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(g) Credit risk

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB531 million as at 31 December 2004 (2003: RMB342 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

45. CONSOLIDATED CASH FLOW STATEMENT#

(a) Analysis of balances of cash and cash equivalents is as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
Cash and cash equivalents for balance sheet *(note 26)*	9,734,074	2,620,221
Less: Non-pledged time deposits with original maturity of more than three months when acquired	(320,850)	(30,826)
Cash and cash equivalents for consolidated cash flow statement	9,413,224	2,589,395

(b) Establishment of a joint venture

The establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004
	RMB'000
Cash and bank balances	561,509
Trade receivables	16,844
Other receivables	2,778
Property, plant and equipment *(note 16)*	565,840
Inventories	352
Trade payables	(40,018)
Other payables and accruals	(357,517)
Air traffic liabilities	(2,010)
Net assets attributable to the joint venture partners	747,778
Dilution gain on investment *(note 9)*	330,222
Cash contribution from the joint venture partners	1,078,000
Less: Cash attributable to the joint venture partners	(561,509)
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	516,491

45. CONSOLIDATED CASH FLOW STATEMENT

(c) Major non-cash transactions

(i) During the year, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 (note 36). This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

46. RELATED PARTY TRANSACTIONS#

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made at prices and terms mutually agreed between the parties.

In addition to the Restructuring, further details of which are set out in note 1 to these financial statements, and transactions and balances detailed elsewhere in these financial statements, the Group had the following significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2004	2003
	RMB'000	RMB'000
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	17,227	23,477
Associates	2,154	1,363
	19,381	24,840
Sale of cargo space		
CNAHC Group	213,836	282,895

46. RELATED PARTY TRANSACTIONS

	Group	
	2004	2003
	RMB'000	RMB'000
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	1,912	9,983
Aircraft engineering income		
Associates	9,876	14,511
Ground services income		
Joint ventures	942	—
Associates	19,849	15,281
	20,791	15,281
Bellyhold income		
Joint ventures	1,384,457	—
Others		
CNAHC Group	5,734	1,100
Joint ventures	14,424	100
Associates	11,484	622
	31,642	1,822
C. Included in finance costs		
Interest income		
Associates	3,409	8,736
Interest expense		
Associates	21,843	21,268

46. RELATED PARTY TRANSACTIONS #

	Group	
	2004	2003
	RMB'000	RMB'000
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	97,183	76,802
Associates	210,103	165,551
	307,286	242,353
Air catering charges		
CNAHC Group	43,241	42,401
Joint ventures	85,874	58,913
Associates	5,123	—
	134,238	101,314
Repair and maintenance costs		
Joint ventures	472,378	324,470
Associates	107,508	45,095
	579,886	369,565
Sale commission expenses		
CNAHC Group	25,913	16,357
Management fees		
CNAHC Group	44,080	36,493
Others		
CNAHC Group	71,729	47,846
Associates	9,050	—
	80,779	47,846

46. RELATED PARTY TRANSACTIONS #

	Group		Company
	2004	2003	2004
	RMB'000	RMB'000	RMB'000
E. Deposits, loans and bills payable			
Deposits placed with an associate	566,985	1,457,103	519,655
Loans from an associate	481,132	297,484	364,400
Bills payable to an associate	—	692,372	—

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with CNAC (PRC) pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2004.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary

of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

46. RELATED PARTY TRANSACTIONS #

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loan arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

	Group	
	2004	2003
	RMB'000	RMB'000
CNAHC:		
Finance leases *(note 33)*	921,000	5,355,000
Operating leases	—	3,891,000
Bank loans *(note 34)*	1,455,000	3,198,000
	2,376,000	12,444,000
CNAF:		
Finance leases *(note 33)*	3,976,000	4,506,000
Bank loans *(note 34)*	761,000	907,000
	4,737,000*	5,413,000
	7,113,000	17,857,000

* Subsequent to 31 December 2004, these counter-guarantees provided by CNAF amounting to RMB4,737 million in favour of the banks have been fully released.

Certain of the Group's bank loans from the PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in note 34 to these financial statements.

(c) In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision of financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited.

46. RELATED PARTY TRANSACTIONS #

(d) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability ("CNACG Agreement"); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK ("HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

(e) All pension payments relating to the Supplementary Pension Benefits of approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) were borne by CNAHC (note 11).

The Directors of the Company are of the opinion that the above transactions with related parties were conducted in

the usual course of business.

47. EVENTS AFTER THE BALANCE SHEET DATE #

(a) On 11 January 2005, upon the exercise of the over-allotment option, the Company issued to the public by way of placement of 420,852,000 H Shares, consisting of 382,592,727 new shares and 29,749,686 State legal person shares and 8,509,587 non-H Foreign Shares, with a par value of RMB1.00 each at HK2.98 (equivalent to approximately RMB3.17072) per share. After deducting net proceeds of approximately RMB117 million received from the sale of these State legal person shares and non-H Foreign Shares, the amount of which should be remitted to the Social Security Fund, and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund as mentioned above), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million. The above H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

47. EVENTS AFTER THE BALANCE SHEET DATE

(b) On 26 January 2005, the Company and AIE entered into an agreement with Airbus S.A.S. ("Airbus"), pursuant to which the Company has agreed to purchase 20 A330-200 aircraft (the "Airbus Aircraft") from Airbus for an aggregate consideration of approximately US$2.86 billion (equivalent to approximately RMB23.68 billion). The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are scheduled to be delivered in stages to the Company from mid-2006 to end of 2008. Pursuant to the relevant Chinese regulations, the acquisition of Airbus Aircraft is conditional upon the PRC government's approval. As of the date of approval of these financial statements, the said government approval has not been obtained by the Company.

(c) On 28 January 2005, the Company, other contracting Chinese airlines, China Aviation Supplies Import and Export Group Corporation ("CASGC") and Boeing Company entered into an agreement (the "Framework Agreement"), pursuant to which CASGC agreed to purchase (as an agent of the Company and other contracting Chinese airlines) 60 Boeing 7E7 aircraft. The aggregate catalog price of the aircraft is approximately US$7.3 billion (equivalent to approximately RMB60.42 billion). Pursuant to the Framework Agreement, the Company expects to enter into a specific purchase agreement with CASGC and Boeing Company in respect of the purchase of 15 Boeing 7E7 aircraft (the "Boeing Aircraft"). The aggregate consideration for the acquisition of the Boeing Aircraft is expected to be lower than the catalog price. The delivery of the Boeing Aircraft is expected to take place in stages from mid-2008. The specific purchase agreement has not been finalised as at the date of approval of these financial statements.

48. APPROVAL OF THE FINANCIAL STATEMENTS#

The financial statements were approved and authorised for issue by the Board of Directors on 12 April 2005.

Capacity Measurements#

"available seat kilometres" or "ASKs"	the number of seats available for sale multiplied by the kilometres flown
"available freight tonne-kilometres" or "AFTKs"	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the number of tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Traffic Measurements#

"revenue passenger kilometres" or "RPKs"	the number of revenue passengers carried multiplied by the kilometres flown
"passenger traffic"	measured in RPKs, unless otherwise specified
"revenue freight tonne-kilometres" or "RFTKs"	the revenue cargo and mail load in tonnes multiplied by the kilometres flown
"cargo traffic"	measured in RFTKs, unless otherwise specified
"revenue tonne kilometres" or "RTKs"	the revenue load (passenger and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements#

"passenger yield"	revenues from passenger operations divided by RPKs
"cargo yield"	revenues from cargo operations divided by RFTKs

Load Factors#

"cargo load factor"	RFTKs expressed as a percentage of AFTKs
"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"block hours"	each whole or partial hour elapsing from the moment the chocks are removed from the wheels of the aircraft for flights until the chocks are next again returned to the wheels of the aircraft

END

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Regulatory Announcement

Go to market news section

Company	Air China Ld
TIDM	AIRC
Headline	Final Results - Part 2
Released	07:30 26-Apr-05
Number	4791L

RNS Number:4791L
Air China Ld
26 April 2005

Part 2

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Employee benefits

(c) Housing benefits

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(a) Provision of airline and airline-related services

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to 1 January 2004. From 2004, contributions to the CAAC Infrastructure Development Fund are included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(b) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(c) Trading of investments

Revenue is recognised on a trade date basis.

(d) Interest income

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) Dividends

Revenue is recognised when the owners' right to receive the payment has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Revenue recognition

(f) Rental income and aircraft and related equipment lease income

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that

are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 5.76% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Income tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

. except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

. in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the

extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

. except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

. in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Derivative financial instruments

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the income statement, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the year. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate

method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Impact of recently issued accounting standards

IFRS 2, Share-based Payment, is applicable for accounting periods beginning on or after 1 January 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the beginning on or after 1 January 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), Property, Plant and Equipment, replaces IAS 16 (revised 1998), Property, Plant and Equipment, and is applicable for accounting periods beginning on or after 1 January 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs

incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES #

Impact of recently issued accounting standards

IAS 24 (revised 2003), Related Party Disclosures, replaces IAS 24 Related Party Disclosures (reformatted in 1994) and is applicable for accounting periods beginning on or after 1 January 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

3. SEGMENT INFORMATION#

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments - airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, supporting the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market

prices.

3. SEGMENT INFORMATION #

Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Airline operations RMB'000	Engineering services RMB'000	Airport termin servic RMB'0
REVENUES			
Sales to external customers	32,766,164	296,775	287,9
Intersegment sales	-	731,589	
Total revenues	32,766,164	1,028,364	287,9
PROFIT FROM OPERATIONS			
Segment results	4,146,402	824,858	203,1
Finance costs	(1,785,196)	(14,541)	(1,97
Dilution gains on investments	330,222	-	
Share of profits less losses from associates	416,813	(4,649)	191,3
Profit before tax	3,108,241	805,668	392,4
Tax			
Minority interests			
Net profit attributable to equity holders of the parent			
ASSETS			
Segment assets	62,308,593	1,077,748	160,0
Interests in associates	3,589,574	25,539	186,0
Unallocated assets			
Total assets			
LIABILITIES			
Segment liabilities	(48,845,870)	(652,749)	(312,76
Unallocated liabilities			
Total liabilities			
OTHER INFORMATION			
Capital expenditures - property, plant and equipment	6,046,355	32,697	25,9
Depreciation of property, plant and equipment	3,395,049	35,797	19,2
Provision for/(write-back of) doubtful debts, net	(4,483)	2,642	
Provision for/(write-back of) inventories, net	12,492	(24,000)	

3. SEGMENT INFORMATION #

Business segments

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2003:

	Airline	Engineering	Airport termin

	operations RMB'000	services RMB'000	servic RMB'0
REVENUES			
Sales to external customers	23,910,300	285,493	251,2
Intersegment sales	-	486,705	
Total revenues	23,910,300	772,198	251,2
PROFIT FROM OPERATIONS			
Segment results	1,995,224	571,448	173,2
Finance costs	(2,326,582)	(17,631)	(1,16
Share of profits less losses from associates	172,016	(18,660)	104,0
Profit/(loss) before tax	(159,342)	535,157	276,1
Tax			
Minority interests			
Net profit attributable to equity holders of the parent			
ASSETS			
Segment assets	51,284,337	1,076,308	250,9
Interests in associates	2,747,942	6,984	124,3
Unallocated assets			
Total assets			
LIABILITIES			
Segment liabilities	(47,237,228)	(683,204)	(174,32
Unallocated liabilities			
Total liabilities			
OTHER INFORMATION			
Capital expenditures - property, plant and equipment	3,703,236	20,332	38,9
Depreciation of property, plant and equipment	3,309,582	37,119	13,6
Provision for/(write-back of) doubtful debts, net	13,824	(1,562)	
Provision for inventories, net	90	24,000	

3. SEGMENT INFORMATION #

Geographical segments

The following tables present consolidated revenue information by geographical segments for each of the two years ended 31 December 2004:

For the year ended 31 December 2004	Domestic RMB'000	HK/Macau RMB'000	Europe RMB'000	North America RMB'000
REVENUES				
Sales to external customers and total revenues	18,482,949	1,744,590	4,232,489	2,477,214

For the year ended 31 December 2003	Domestic RMB'000	HK/Macau RMB'000	Europe RMB'000	North America RMB'000
REVENUES				

Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207

4. AIR TRAFFIC REVENUES#

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Group
	200
	RMB'00
Passenger	27,665,01
Cargo and mail	3,169,80
	30,834,82

4. AIR TRAFFIC REVENUES #

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	Applicable business tax rate
Air traffic revenues	3% of air traffic revenues. All inbound international and Ho exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% t

PRC business tax incurred for the two years ended 31 December 2003 and 2004, netted against air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group

for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

5. OTHER OPERATING REVENUES#

Bellyhold income
Aircraft engineering income
Ground services income
General aviation income
Air catering income
Government grants:
(i) Recognition of deferred income (note 36)
(ii) Fixed cash subsidy
(iii) Others
Service charges on return of unused flight tickets
Cargo handling service income
Sale of materials
Import and export service income
Training service income
Aircraft and related equipment lease income
Gain on disposal of property, plant and equipment, net
Others

6. PROFIT FROM OPERATIONS#

The Group's profit from operations is arrived at after charging/(crediting):

Repair and maintenance costs
Depreciation (note 16)
Employee compensation costs (note 7)
Minimum lease payments under operating leases:
Aircraft and jet engines
Land and buildings
(Gain)/loss on disposal of property, plant and equipment, net
Auditors' remuneration
Provision for/(write-back of) doubtful debts, net
Provision for/(write-back of) inventories, net

7. EMPLOYEE COMPENSATION COSTS#

Employee compensation costs (including Directors', supervisors' and management's
Wages, salaries and social security costs
Retirement benefit costs (note 11)

The Group had 26,881 and 25,236 employees as at 31 December 2003 and 31 December 2004, respectively.

8. FINANCE COSTS#

Interest expense
Less: Interest capitalised

Less: Interest income
Exchange losses, net
Gains on fuel derivatives, net
Dividend income on long-term investments

The interest capitalisation rate represented the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

9. DILUTION GAINS ON INVESTMENTS#

Dilution gain on investment in Air Cargo Business (note 9 (a))
Dilution gains on investments in BACL and SWACL (note 9 (b))

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

9. DILUTION GAINS ON INVESTMENTS #

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group as of 1 January 2003.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited (" HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively and, accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS#

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

Fees
Basic salaries, housing benefits, other allowances and benefits in kind
Discretionary bonuses
Pension scheme contributions

The number of Directors and supervisors whose remuneration fell within the following bands is as follows:

G

Number of Directors
supervi

Nil to HK$1,000,000 (RMB1,060,000 equivalent)
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS #

Fees of approximately RMB29,000 (2003: Nil) are wholly payable to the independent non-executive Directors. There were no other emoluments payable to the independent non-executive Directors during the year (2003: Nil).

An analysis of the five individuals whose remuneration was the highest in the Group was as follows:

	Group 2004 Number of individuals
Director	1
Supervisor	1
Employees	3

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

Basic salaries, housing benefits, other allowances and benefits in kind
Discretionary bonuses
Pension scheme contributions

The remuneration of the three highest paid individuals for the year fell within the following bands:

Number of i

HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS #

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2003: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2003: Nil).

11. RETIREMENT BENEFITS#

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) (note 46). The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

11. RETIREMENT BENEFITS #

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

Contributions to PRC government-regulated defined contribution retirement scheme
Early retirement benefits

Total (note 7)

Forfeited contribution totaling RMB1,579,000 (2003: RMB983,000) was utilised during the year. At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: RMB54,000).

12. TAX#

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 14 (b) to these financial statements will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

12. TAX #

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

Current income tax
Current income tax charge
- Mainland China
- Hong Kong
Deferred income tax
Relating to origination and reversal of temporary differences (note 22)

Share of tax attributable to associates
Income tax charge for the year

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's

effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

Profit before income tax

At statutory income tax rate of 33%
Lower income tax rates of other territories
Income not subject to tax
Expenses not deductible for tax purposes
Effect on opening deferred income tax of increase in other territories' income ta rates
Share of adjustments in income tax of previous periods attributable to associates

Tax charge at Group's effective income tax rate

12. TAX #

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries and joint ventures, as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

13. Net Profit ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT#

The net profit attributable to equity holders of the parent for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB1,230 million (note 38).

14. APPROPRIATIONS#

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

Carved-out of net assets (note 14 (c))
Dividends paid (note 14 (c))
Distribution to CNAHC (note 14 (a))
Distribution to CNAHC (note 14 (b))
Distribution to CNACG (note 14 (b))

Total

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and

SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

14. APPROPRIATIONS #

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (/raster(70%,p)="c04") "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC (the "PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (/raster(70%,p)="c04") "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

14. APPROPRIATIONS #

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not

presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP; and (ii) the net profit determined in accordance with IFRS.

14. APPROPRIATIONS #

Prior to the incorporation of the Company on 30 September 2004, no profit appropriation to the aforesaid reserve funds was required.

15. EARNINGS PER SHARE#

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of

shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

16. PROPERTY, PLANT AND EQUIPMENT#

Group

	Aircraft and flight equipment	Buildings	Machinery	Transportati equipme
	RMB'000	RMB'000	RMB'000	RMB'0
At 1 January 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,8
Additions	2,226,754	23,773	102,500	111,7
Disposals	(80,803)	(54,426)	(7,052)	(2,46
Transfer from CIP	-	421,311	195,250	
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,05
At 31 December 2003 and 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,1
Establishment of a joint venture (note 45 (b))	(267,119)	(186,169)	(86,932)	(21,67
Additions	4,479,459	42,515	109,019	135,9
Disposals	(424,064)	(49,111)	(28,705)	(7,17
Transfer from CIP	164,788	285,156	91,393	5,1
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,84
At 31 December 2004, net of accumulated depreciation	38,718,863	2,684,860	963,467	315,5
At 31 December 2003 and 1 January 2004				
Cost	61,008,650	3,605,551	2,027,910	1,031,0
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,88
Net carrying amount	37,789,877	2,715,540	1,051,602	293,1
At 31 December 2004				
Cost	63,813,626	3,674,146	2,045,002	1,068,5
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,96
Net carrying amount	38,718,863	2,684,860	963,467	315,5

16. PROPERTY, PLANT AND EQUIPMENT #

Company

	Aircraft and flight	Buildings	Machinery	Transportation equipment

	equipment RMB'000	RMB'000	RMB'000	RMB'000
Transferred to the Company upon its incorporation (note 1)	38,595,577	1,858,577	784,743	182,711
Additions	372,799	-	25,547	42,916
Disposals	(9,216)	(32)	(31,158)	(1,650)
Transfer from CIP	-	219,934	17,770	176
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)
At 31 December 2004, net of accumulated depreciation	38,154,296	2,055,172	767,849	204,132
At 31 December 2004				
Cost	61,842,914	2,820,374	1,520,769	830,178
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)
Net carrying amount	38,154,296	2,055,172	767,849	204,132

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft and flight equipment, which has an aggregate carrying amount of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 34).

The carrying amount of aircraft held under finance leases as at 31 December 2004 is approximately RMB11,999 million (2003: RMB13,310 million) (note 33). Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2004, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB2,178 million, further details of which are set out in note 1 to these financial statements. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

17. INTERESTS IN SUBSIDIARIES#

Listed shares in Hong Kong, at cost
Unlisted investments, at cost
Due from subsidiaries
Due to subsidiaries

Market value of listed shares

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 December 2004 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital	Per equi at to
Direct	Indirect		(in thousands)	

Subsidiaries			
CNAC (/raster(55%,p)="c05")	Hong Kong	Limited liability company	HK$331,268
Air Macau Company Limited (" Air Macau")* (/raster(55%,p)="c06")	Macau	Limited liability company	MOP400,000
Air China Group Import and Export Trading Co. ("AIE") (/raster(55%,p)="c07")	PRC	Limited liability company	RMB90,000
/raster(55%,p)="c08" (Zhejiang Air Services Co., Ltd.)**	PRC	Limited liability company	RMB20,000
Beijing Aviation Passenger Service Corporation (/raster(55%,p)="c09")	PRC	Limited liability company	RMB3,000
Air China Shantou Industrial Development Company (/raster(55%,p)="c10")	PRC	Limited liability company	RMB12,000
China National Aviation Air Passenger and Cargo Services Agency Company (/raster(55%,p)="c11")	PRC	Limited liability company	RMB6,980

17. INTERESTS IN SUBSIDIARIES #

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percen equity attri to the
Direct	Indirect			
/raster(55%,p)="c12" (Sichuan Southwest Aviation Information Service Centre)**	PRC	Limited liability company	RMB1,000	
Beijing Air China Engineering Technology Development Centre (/raster(55%,p)="c13")	PRC	Limited liability company	RMB1,500	
Beijing Civil Aviation Blue Sky Air Travel Services Company (/raster(55%,p)="c14")	PRC	Limited liability company	RMB5,533	
Sichuan Southwest Air Equipment and Supplies Centre (/raster(55%,p)="c15")	PRC	Limited liability company	RMB1,000	
Air China Development Corporation (Hong Kong) Limited (/raster(55%,p)="c16")	Hong Kong	Limited liability company	HK$500	
/raster(55%,p)="c17" (Shanghai Air China Base Development Centre)**	PRC	Limited liability company	RMB2,000	

* Air Macau is a 51% subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2004 or formed a substantial portion of the net assets of the Group at 31 December 2004. To give details of other subsidiaries would, in the opinion of

the Directors, result in particulars of excessive length.

18. INTERESTS IN JOINT VENTURES#

Unlisted investments, at cost

18. INTERESTS IN JOINT VENTURES #

Particulars of the joint ventures at 31 December 2004 of the Group are set out below:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital	Percentage interests at to the
Direct	Indirect		(in thousands)	
Joint ventures				
AMECO (/raster (55%,p)= "c18")	PRC	Limited liability company	US$102,533	60
Air China Cargo (/raster (55%,p)= "c19") (note)	PRC	Limited liability company	RMB2,200,000	51
BACL (/raster (55%,p)= "c20")	PRC	Limited liability company	US$8,000	-
SWACL (/raster (55%,p)= "c21")	PRC	Limited liability company	RMB20,000	-

Note: During the year, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner.

As at the balance sheet date and for the two years ended 31 December 2004, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenues and expenses of the joint ventures are as follows:

Current assets
Non-current assets

Total assets
Current liabilities
Non-current liabilities

Net assets attributable to the Group

Revenues
Operating expenses

Finance costs
Share of profits less losses from associates

Profit before tax
Tax

Net profit attributable to the Group

18. INTERESTS IN JOINT VENTURES #

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain investees, including Air China Cargo and AMECO. Further details are set out in note 1 to these financial statements.

19. INTERESTS IN ASSOCIATES#

	Group 2004 RMB'000
Unlisted shares, at cost	-
Share of net assets	2,587,304
Goodwill	1,404,966
Due from associates	106,520
Due to associates	(97,269)
	4,001,521

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

Goodwill at beginning of the year (note 19 (a))
Additions (note 19 (b))

Goodwill at end of the year

Accumulated impairment

19. INTERESTS IN ASSOCIATES #

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Hong Kong Dragon Airlines Limited ("Dragonair") by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in the current year related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation Group Corporation ("Shandong Aviation"), 22.8% in Shandong Airlines Co., Ltd. ("Shandong Airlines ") and 13.9% in LSG Lufthansa Service Hong Kong Limited ("LSGHK") by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

Impairment testing of goodwill attributable to Dragonair

Goodwill acquired through the business combination in relation to the acquisition of shareholding interest in Dragonair has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair:

Passenger revenues - the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses - the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

19. INTERESTS IN ASSOCIATES #

Summarised financial information of the Group's associates is as follows:

Aggregate of associates' financial positions:
Total assets

Total liabilities

Aggregate of associates' results:
Revenues

Net profit

Share of profits less losses after tax from associates:
Dragonair
Others

Particulars of the associates at 31 December 2004 are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percenta
Shenzhen Airlines (/raster(55%,p)= "c22")	Corporate	PRC	
Dragonair# (/raster(55%,p)= "c23")	Corporate	Hong Kong	
Shandong Aviation	Corporate	PRC	

(/raster(55%,p)= "c24")			
Shandong Airlines (/raster(55%,p)= "c25")	Corporate	PRC	

19. INTERESTS IN ASSOCIATES #

Name	Business structure	Place of incorporation/ establishment and operations	Perc equity att to
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (/raster(55%,p)="c26")	Corporate	PRC	
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (/raster(55%,p)="c27")	Corporate	PRC	
Yunan Airport Aircraft Maintenance Services Co., Ltd. (/raster(55%,p)="c28")	Corporate	PRC	
Macau Aircraft Repair and Conversion Company Limited# (/raster(55%,p)="c29")	Corporate	Macau	
Jardine Airport Services Limited# (/raster(55%,p)="c30")	Corporate	Hong Kong	
Menzies Macau Airport Services Limited# (/raster(55%,p)="c31")	Corporate	Macau	
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (/raster(55%,p)="c32")	Corporate	PRC	
/raster(55%,p)="c33" (Sanya World Trade Development Company Limited)*	Corporate	PRC	
CAAC Data Communications Co., Ltd. (/ raster(55%,p)="c34")	Corporate	PRC	
CAAC Cares Chongqing Co., Ltd. (/raster(55%,p)="c35")	Corporate	PRC	
/raster(55%,p)="c36" (Chengdu CAAC Southwest Cares Co., Ltd.) *	Corporate	PRC	
Tradeport Hong Kong Limited# (/raster(55%,p)="c37")	Corporate	Hong Kong	
LSGHK# (/raster(55%,p)="c38")	Corporate	Hong Kong	
China National Aviation Finance Co., Ltd. ("CNAF") (/raster(55%,p)="c39")**	Corporate	PRC	

Shareholding interests are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 30% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 10.7% is held indirectly through subsidiaries of the Company.

19. INTERESTS IN ASSOCIATES #

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain associates, including Shenzhen Airlines. Further details are set out in note 1

to these financial statements.

20. LONG TERM RECEIVABLE FROM CNAHC#

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million should be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. OTHER INVESTMENTS#

Other investments consist of unlisted equity investments.

22. DEFERRED TAX ASSETS#

Balance at beginning of year
Transferred to the Company upon its incorporation (note 1)
Charge for the year (note 12)
Credited to equity

Balance at end of year

22. DEFERRED TAX ASSETS #

The principal components of the Group's and the Company's deferred income tax are as follows:

Deferred income tax liabilities:
Accelerated depreciation for tax purposes
Differences in air traffic revenues recognition
Other deferred income tax liabilities

Gross deferred income tax liabilities

Deferred income tax assets:
Additional tax deduction on revaluation surplus arising from the Restructuring
Provisions and accruals
Losses available for offset against future taxable income
Other deferred income tax assets

Gross deferred income tax assets

Net deferred income tax assets

There was no material un-provided deferred income tax during the year (2003: Nil).

23. TRADE RECEIVABLES#

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group 2004 RMB'000
Within 30 days	1,838,756
31 to 60 days	280,382
61 to 90 days	152,548
Over 90 days	93,130
At end of year	2,364,816

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group 2004 RMB'000
Joint venture	412,539

24. INVENTORIES#

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Gro 20 RMB'0
Flight equipment spare parts	680,0
Work in progress	38,0
Catering supplies	25,1
	743,2

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES#

Set out below is the breakdown of prepayments, deposits and other receivables:

Advance payments for aircraft and related equipment
Advances and others
Manufacturers' credits on aircraft acquisition receivable
Government grant receivable
Prepaid aircraft operating lease rentals
Receivables from the sale of staff quarters
Miscellaneous deposits

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS#

	RM
Cash and bank balances	8,63

Cash placed with CNAF	26
	8,89
Time deposits placed with banks	64
Time deposits placed with CNAF	30
	95
Less: Pledged deposits against	
Bank loans (note 34)	6
Finance leases (note 33)	1
Others*	3
Pledged deposits	11
Cash and cash equivalents (note 45 (a))	9,73

* Includes deposits pledged against the Group's aircraft operating leases and financial derivatives.

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS #

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company.

27. DUE TO SHAREHOLDERS#

Set out below is the breakdown of the amounts due to shareholders:

	Group 2004 RMB'000
Due to CNAHC	2,137,437
Due to CNACG	118,680
	2,256,117

The amounts due to shareholders are unsecured, interest-free and have no fixed terms of repayment. The amounts mainly represented distributions payable by the Company as detailed in note 14 to these financial statements.

28. BALANCES WITH OTHER CNAHC GROUP COMPANIES#

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

29. TRADE PAYABLES#

An aged analysis of the trade payables is as follows:

	Group 2004 RMB'000
Within 30 days	3,108,028
31 to 60 days	805,858
61 to 90 days	304,943
Over 90 days	224,779
At end of year	4,443,608

29. TRADE PAYABLES #

Included in the Group's and the Company's trade payables was the following

amount due to a joint venture:

	Group 2004 RMB'000
Joint venture	179,934

30. BILLS PAYABLE#

An aged analysis of the bills payable is as follows:

	Group 2004 RMB'000
Within 30 days	-
31 to 60 days	-
61 to 90 days	-
Over 90 days	362,033
At end of year	362,033

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group 2004 RMB'000	RMB
CNAF	-	692

31. OTHER PAYABLES AND ACCRUALS#

Set out below is a breakdown of other payables and accruals:

Provision for staff housing benefits
Accrued salaries, wages and benefits
Interest expense payable
Accruals for share issuing expenses
Custom duties and levies payable
Current portion of long-term payables (note 35)
Current portion of deferred income (note 36)
Advances from customers
Accrued operating expenses
Others

32. PROVISION FOR MAJOR OVERHAULS#

At beginning of year
Transferred to the Company upon its incorporation (note 1)
Provision for the year
Utilised during the year

At the end of year
Less: Portion classified as current liabilities

Long-term portion

33. OBLIGATIONS UNDER FINANCE LEASES#

The Group and the Company have obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		
	Minimum lease payments 2004 RMB'000	Present value of minimum lease payments 2004 RMB'000	Min
Amounts repayable:			
Within one year	2,313,871	1,705,146	
In the second year	2,408,481	1,943,630	
In the third to fifth years, inclusive	7,784,209	6,722,448	
Over five years	2,049,406	1,910,163	
Total minimum finance lease payments	14,555,967	12,281,387	
Less: Amounts representing finance charges	(2,274,580)		(
Present value of minimum lease payments	12,281,387		
Less: Portion classified as current liabilities	(1,705,146)		(
Long-term portion	10,576,241		

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and the banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the relevant assets as mentioned aforesaid and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

33. OBLIGATIONS UNDER FINANCE LEASES #

At 31 December 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.13% (2003: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB11,999 million as at 31 December 2004 (2003: RMB13,310 million) (note 16);

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 (2003: RMB42

million) (note 26); and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB14,785 million (2003: RMB18,949 million).

As at 31 December 2004, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB3,074 million (2003: RMB4,753 million) in respect of the commercial bank guarantee arrangements set out in note 33 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million (2003: RMB5,355 million) and RMB3,976 million (2003: RMB4,506 million) (note 46), respectively.

34. BANK AND OTHER LOANS#

	RM
Bank loans:	
Secured	13,68
Unsecured	7,51
	21,20
Other loans:	
Secured	6
Unsecured	43
	21,70
Bank loans repayable:	
Within one year	8,35
In the second year	3,04
In the third to fifth years, inclusive	6,17
Over five years	3,61
Other loans repayable:	
Within one year	44
In the second year	1
In the third to fifth years, inclusive	3
Total bank and other loans	21,70
Less: Portion classified as current liabilities	(8,806
Long-term portion	12,89

34. BANK AND OTHER LOANS #

Further details of bank and other loans at the balance sheet date are as follows:

Nature	Inter and final
RMB denominated loans:	
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76% p at 31 December 2003 with maturities thro
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 5.76% a to 6.21% per annum at 31 December 2004 and 2003 with ma through 2014 and 2013, resp
Loans for working capital	Floating interest rates ranging from 4.54% to 4.94% a to 5.73% per annum at 31 December 2004 and 2003 with ma

	through 2007 and 2004, resp
Loans for purchases of properties	Floating interest rate at 4.94% per annum at 31 Decem with maturities thro
United States dollars denominated loans:	
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 10.17% and 10.17% per annum at 31 December 2004 and 2003 with ma thro

34. BANK AND OTHER LOANS #

Nature	Interest r and final matur
Loans for purchases of aircraft and related equipment	Floating interest rates at six months LIBOR + 0.4% 0.7% per annum at 31 December 2004 and 2003 w maturities through 2014 and 2009, respectiv
Loans for working capital	Floating interest rates at six months LIBOR + 0.6% 0.8% and three to ten months LIBOR + 0.3% to 0.9% annum at 31 December 2004 and 2003 with maturit through 2007 and 2004, respectiv
Japanese yen denominated loans:	
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.84% to 5.30% annum at 31 December 2003 with maturities through 2
Less: Loans due within one year classified as current liabilities	(8,806,0
Loans due after one year classified as long-term portion	12,896,

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank loans of approximately RMB13,710 million as at 31 December 2004 (2003: RMB14,252 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 16);

34. BANK AND OTHER LOANS #

(b) the pledges of certain of the Group's and the Company's bank deposits amounting to RMB64 million as at 31 December 2004 (2003: RMB1,177 million) (note 26);

(c) guarantees by certain commercial banks amounting to RMB8,294 million (2003: RMB10,934 million); and

(d) guarantees by Air China International Corporation and CNAC (PRC) of Nil (2003: RMB396 million) and Nil (2003: RMB380 million), respectively.

As at 31 December 2004, certain PRC state-owned banks provided

counter-guarantees in an aggregate amount of RMB5,943 million (2003: RMB7,244 million) to one of these commercial banks as mentioned in note 34 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million (2003: RMB3,198 million) and RMB761 million (2003: RMB907 million) (note 46), respectively.

35. LONG-TERM PAYABLES#

Long-term payables mainly represent custom duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The custom duties and value-added tax are payable upon repayment of the corresponding finance lease instalments. Set out below are details of the custom duties and value-added tax payable further analysed into non-current and current portions:

Custom duties and value-added tax payable
Others

Less: Portion classified as current liabilities (note 31)

Long-term portion

36. DEFERRED INCOME#

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Assistance", the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities are as follows:

Deferred income:
At beginning of year
Transferred to the Company upon its incorporation (note 1)
Addition during the year

At end of year

Accumulated income recognised as other operating revenues:
At beginning of year
Transferred to the Company upon its incorporation (note 1)
Credit during the year (note 5)

At end of year

Net amount
Less: Portion classified as current liabilities (note 31)

Long-term portion

37. SHARE CAPITAL#

Nu

Company and Group
Registered, issued and fully paid
- State legal person shares of RMB1.00 each
- Non-H Foreign Shares of RMB1.00 each
- H shares of RMB1.00 each

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 was as follows:

Restructuring (note 37 (a))
State legal person shares converted into H shares (note 37 (b))
Non-H Foreign Shares converted into H shares (note 37 (b))
Share placement and public offer (note 37 (c))

The Company was incorporated on 30 September 2004 with an initial registered share capital of RMB6,500,000,000, divided into 6,500,000,000 shares with par value of RMB1.00 each. 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued to CNAHC and CNACG, respectively, all of which were credited as fully paid, in consideration for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company pursuant to the Restructuring referred to in note 1 to these financial statements.

Notes:

(a) As part of the Restructuring in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, CNAHC and through its wholly-owned subsidiaries, transferred the Relevant Businesses and interests in the Relevant Companies to the Company (note 1). In consideration of the above, the Company issued 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively.

37. SHARE CAPITAL #

Notes:

(b) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from State legal person shares and 56,730,578 shares converted from non-H Foreign Shares, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 State legal person shares and 56,730,578 non-H Foreign Shares aggregating approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal

person shares and non-H Foreign Shares, were remitted to the Social Security Fund.

(c) As referred to in note 37 (b) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from State legal person shares and 56,730,578 H shares converted from non-H Foreign Shares which were remitted to the Social Security Fund as referred to in note 37 (b) above and share issuing expenses of approximately RMB536 million (before deducting share issuing expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (b) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

38. RESERVES#

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2004 are presented in the consolidated statement of changes in equity on page 47 of these financial statements.

Company

	Capital reserve RMB'000	Statu
Upon incorporation of the Company (note 38 (a))	(627,464)	
Profit for the period from 1 October 2004 to 31 December 2004	-	
Distributions (note 38 (b))	-	
Transfer to statutory reserve funds (note 14)	-	
Issue of new shares upon listing (note 37 (c))	5,536,678	
Share issuing expenses (note 37 (c))	(486,457)	
At 31 December 2004	4,422,757	

38. RESERVES #

Company

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as if the Group had been in existence throughout the period and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company at 1 January 2003. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (a) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained profits. Accordingly, the aggregate of the capital reserve and retained profits amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained profits of the Company and the Group upon incorporation of the Company

represent the amounts set aside for distributions, details of which are set out in note 14 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 14 to these financial statements.

39. LONG-TERM COMPENSATION PLAN#

The Company has adopted a long-term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights (" SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As of each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

39. LONG-TERM COMPENSATION PLAN #

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As of 31 December 2004, no SARs had been issued under the Plan.

40. DISTRIBUTABLE RESERVES#

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB7,703.5 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB51.9 million standing to the credit of the Company's statutory reserve funds, as determined in accordance with the PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB207.6 million, as determined in accordance with the PRC GAAP and being the lesser amount of the retained profits determined in accordance with the PRC GAAP and IFRS, available for distribution as dividend.

41. CONTINGENT LIABILITIES#

Pursuant to the Restructuring, the following legal matters and litigation set out in items (a) to (c) below were transferred to or assumed by the Company upon its incorporation. As of 31 December 2004, the Group had the following contingent liabilities:

(a) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2004, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

41. CONTINGENT LIABILITIES #

(c) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) (the " Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, was claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on 3 May 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date of hearing for the appeal has been fixed on 28 July 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the Directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(d) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

Group
2004

	RMB'000
Joint ventures	-
Associates	214,002
Related party	-
Third parties	-
	214,002

41. CONTINGENT LIABILITIES #

(e) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans of RMB4,737 million (2003: RMB5,413 million) as disclosed in note 46 to these financial statements, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

Related parties
Third parties

42. COMMITMENTS#

(a) Capital commitments

The Group had the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Gr 2004 RMB'000
Contracted, but not provided for:	
Aircraft and flight equipment	12,738,066
Buildings	544,855
Others	8,426
	13,291,347
Authorised, but not contracted for:	
Buildings	2,528,544
Others	-
	2,528,544
Total capital commitments	15,819,891

42. COMMITMENTS #

(b) Investment commitment

As at 31 December 2004, the Company committed to make a capital contribution of approximately RMB422 million (US$51 million) (2003: Nil) to its joint venture.

(c) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group and the Company had the following future minimum lease payments under

non-cancellable operating leases:

	RM
Within one year	1,14
In the second to fifth years, inclusive	3,21
Over five years	1,00
	5,35

43. FINANCIAL INSTRUMENTS#

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

44. CONCENTRATION OF RISK#

(a) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(c) Liquidity risk

The Group's net current liabilities amounted to approximately RMB6,860 million as at 31 December 2004 (2003: RMB12,384 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,151 million for the year ended 31 December 2004 (2003: RMB5,425 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB4,974 million (2003: RMB4,360 million). The Group also recorded a net cash inflow from financing activities of approximately RMB5,620 million for the year ended 31 December 2004 and a net cash outflow from financing activities of approximately RMB2,207 million for the year ended 31 December 2003. The Group has recorded an increase in cash and cash equivalents of approximately RMB6,824 million for the

year ended 31 December 2004 but a decrease in cash and cash equivalents of approximately RMB1,057 million for the year ended 31 December 2003.

With regards to 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditures. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million as at 31 December 2004, of which an amount of approximately RMB40,183 million was utilised.

44. CONCENTRATION OF RISK #

(c) Liquidity risk

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2005. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2005. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2005. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(d) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group and Company	
	2004	
	Assets	Lia
	RMB'000	
Swaps and collars expiring:		
Within 6 months	-	
Over 6 months to 21 months	-	
	-	

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

44. CONCENTRATION OF RISK #

(e) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over 2004 which is the major reason for the significant exchange difference recognised by the Group for 2004.

(f) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(g) Credit risk

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB531 million as at 31 December 2004 (2003: RMB342 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

45. CONSOLIDATED CASH FLOW STATEMENT#

(a) Analysis of balances of cash and cash equivalents is as follows:

Cash and cash equivalents for balance sheet (note 26)

Less: Non-pledged time deposits with original maturity of more than three months

Cash and cash equivalents for consolidated cash flow statement

(b) Establishment of a joint venture

The establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

Cash and bank balances
Trade receivables
Other receivables

Property, plant and equipment (note 16)
Inventories
Trade payables
Other payables and accruals
Air traffic liabilities

Net assets attributable to the joint venture partners
Dilution gain on investment (note 9)

Cash contribution from the joint venture partners
Less: Cash attributable to the joint venture partners

Cash flow on establishment of a joint venture,
net of cash attributable to the joint venture partners

45. CONSOLIDATED CASH FLOW STATEMENT #

(c) Major non-cash transactions

(i) During the year, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 (note 36). This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

46. RELATED PARTY TRANSACTIONS#

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made at prices and terms mutually agreed between the parties.

In addition to the Restructuring, further details of which are set out in note 1 to these financial statements, and transactions and balances detailed elsewhere in these financial statements, the Group had the following significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

A. Included in air traffic revenues
Sale of air tickets
CNAHC Group
Associates

Sale of cargo space
CNAHC Group

46. RELATED PARTY TRANSACTIONS #

B. Included in other operating revenues
Aircraft and related equipment lease income
CNAHC Group

Aircraft engineering income
Associates

Ground services income
Joint ventures
Associates

Bellyhold income
Joint ventures

Others
CNAHC Group
Joint ventures
Associates

C. Included in finance costs
Interest income
Associates
Interest expense
Associates

46. RELATED PARTY TRANSACTIONS #

D. Included in operating expenses
Airport ground services, take-off, landing and depot expenses
CNAHC Group
Associates

Air catering charges
CNAHC Group
Joint ventures
Associates

Repair and maintenance costs
Joint ventures
Associates

Sale commission expenses
CNAHC Group

Management fees
CNAHC Group

Others
CNAHC Group
Associates

46. RELATED PARTY TRANSACTIONS #

E. Deposits, loans and bills payable
Deposits placed with an associate
Loans from an associate
Bills payable to an associate

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with CNAC (PRC) pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2004.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

46. RELATED PARTY TRANSACTIONS #

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loan arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

CNAHC:
Finance leases (note 33)
Operating leases
Bank loans (note 34) 1

2

CNAF:
Finance leases (note 33) 3
Bank loans (note 34)

4,

7

* Subsequent to 31 December 2004, these counter-guarantees provided by CNAF amounting to RMB4,737 million in favour of the banks have been fully released.

Certain of the Group's bank loans from the PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in note 34 to these financial statements.

(c) In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision of financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited.

46. RELATED PARTY TRANSACTIONS #

(d) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability ("CNACG Agreement"); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK ("HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

(e) All pension payments relating to the Supplementary Pension Benefits of approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) were borne by CNAHC (note 11).

The Directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

47. EVENTS AFTER THE BALANCE SHEET DATE #

(a) On 11 January 2005, upon the exercise of the over-allotment option, the Company issued to the public by way of placement of 420,852,000 H Shares, consisting of 382,592,727 new shares and 29,749,686 State legal person shares and 8,509,587 non-H Foreign Shares, with a par value of RMB1.00 each at HK2.98 (equivalent to approximately RMB3.17072) per share. After deducting net proceeds of approximately RMB117 million received from the sale of these State legal person shares and non-H Foreign Shares, the amount of which should be remitted to the Social Security Fund, and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund as mentioned above), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million. The above H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

47. EVENTS AFTER THE BALANCE SHEET DATE #

(b) On 26 January 2005, the Company and AIE entered into an agreement with Airbus S.A.S. ("Airbus"), pursuant to which the Company has agreed to purchase 20 A330-200 aircraft (the "Airbus Aircraft") from Airbus for an aggregate consideration of approximately US$2.86 billion (equivalent to approximately RMB23.68 billion). The aggregate consideration for the acquisition of Airbus

Aircraft is payable in cash by instalments. The Airbus Aircraft are scheduled to be delivered in stages to the Company from mid-2006 to end of 2008. Pursuant to the relevant Chinese regulations, the acquisition of Airbus Aircraft is conditional upon the PRC government's approval. As of the date of approval of these financial statements, the said government approval has not been obtained by the Company.

(c) On 28 January 2005, the Company, other contracting Chinese airlines, China Aviation Supplies Import and Export Group Corporation ("CASGC") and Boeing Company entered into an agreement (the "Framework Agreement"), pursuant to which CASGC agreed to purchase (as an agent of the Company and other contracting Chinese airlines) 60 Boeing 7E7 aircraft. The aggregate catalog price of the aircraft is approximately US$7.3 billion (equivalent to approximately RMB60.42 billion). Pursuant to the Framework Agreement, the Company expects to enter into a specific purchase agreement with CASGC and Boeing Company in respect of the purchase of 15 Boeing 7E7 aircraft (the "Boeing Aircraft"). The aggregate consideration for the acquisition of the Boeing Aircraft is expected to be lower than the catalog price. The delivery of the Boeing Aircraft is expected to take place in stages from mid-2008. The specific purchase agreement has not been finalised as at the date of approval of these financial statements.

48. APPROVAL OF THE FINANCIAL STATEMENTS#

The financial statements were approved and authorised for issue by the Board of Directors on 12 April 2005.

Capacity Measurements#

"available seat kilometres" or "ASKs" the number of seats available for s

"available freight tonne-kilometres" or "AFTKs" the number of tonnes of capacity availa

"available tonne kilometres" or "ATKs" the number of tonnes of capacity available (passengers and car

"tonne" a me

Traffic Measurements#

"revenue passenger kilometres" or "RPKs" the number of revenue passengers carr

"passenger traffic" measur

"revenue freight tonne-kilometres" or "RFTKs" the revenue cargo and mail load in ton

"cargo traffic" measure

"revenue tonne kilometres" or "RTKs" the revenue load (passenger

Yield Measurements#

"passenger yield" revenues fro

"cargo yield" revenues

Load Factors#

"cargo load factor" RF

"passenger load factor"

"overall load factor"

Utilisation

"block hours" each whole or partial hour elapsing from the moment the chocks are r for flights until the chocks are next again

END

Close

[Intentionally Left Blank]

Attachment 70



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Annual General Meeting Notice of Attendance

To: Air China Limited (the ***Company***)

I/We(Note 1) ____

of ____,

being the registered holder of(Note 2) __________ H Shares/Non-H Foreign Shares/Domestic Shares in the share capital of the Company hereby inform the Company that I/we intend to attend the Annual General Meeting to be held at 2:30 p.m. on Monday, 12 June 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC or to appoint proxies to attend on my/our behalf.

Signature: ______________________

Date: ______________________ 2006

Notes:

1. Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s).

3. Please duly complete and sign this Notice of Attendance, and deliver it to the Secretariat of the Board of the Company on or before Tuesday, 23 May 2006.

The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC
Contact Person: Mr. Zhou Wu

Telephone: (8610) 6458 0753
Facsimile: (8610) 6458 5095

Attachment 71

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this ci
bank manager, solicitor, professional accounta

If you have sold or transferred all your share
form of proxy and the notice of attendance to th
the sale or transfer was effected for transmissi



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES
(3) PROPOSED APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

It is important to note that the purpose of distributing this circular is to provide the shareholders of the Company with information on the proposed issue of A Shares by the Company, so that the shareholders of the Company may make an informed decision on voting in respect of certain resolution(s) to be tabled at the extraordinary general meeting of the Company. This circular does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this circular calculated to invite offers for any shares or other securities of the Company.

A letter from the Board is set out on pages 3 to 12 of this circular.

Notices convening Foreign Shareholders Class Meeting (as appropriate) of the Company to be held on 28 March 2006 at 2:00 p.m., and the EGM at 2:30 p.m. (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, together with the notice of attendance and form of proxy are enclosed herein.

Whether or not you intend to attend the Class Meetings or the EGM, you are requested to complete and return the form of proxy in accordance with the instruction printed thereon. If you intend to attend the respective meetings, you are required to complete and return the notice of attendance to Computershare Hong Kong Investor Services Limited for holders of H Shares at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong or to the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares on or before 8 March 2006. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of Domestic Shares and Non-H Foreign Shares, the proxy form should be returned to the address of the Company's Board Secretariat not less than 24 hours before the time appointed for the meetings or any adjourned meetings thereof.

Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish.

13 February 2006

CONTENTS

		Page
Definitions		1
Letter from the Board		
A.	Introduction	3
B.	Proposed A Share Issue	4
C.	Proposed amendments to Articles	9
D.	Rules and procedures of meetings and other systems	10
E.	Appointment of new independent non-executive Director	10
F.	Increase in number of Directors	11
G.	Class Meetings and the EGM	11
H.	Procedures for demanding a poll	12
I.	Recommendation	12
Notice of Foreign Shareholders Class Meeting		13
Notice of EGM		15
Appendix I	**– Proposed amendments to Articles of Association**	20
Appendix II	**– Proposed Rules and Procedures for Shareholders' General Meetings**	75
Appendix III	**– Proposed Rules and Procedures for Board Meeting**	108
Appendix IV	**– Proposed Rules and Procedures for Meetings of Supervisors**	126
Appendix V	**– Proposed Connected Transaction Decision Making System**	134

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"A Share Issue"	the proposed issue of not more than 2.7 billion A Shares by the Company to qualified institutional investors as approved by CSRC and placees through online offering based on market share value (詢價對象及網上市值配售對象) and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of the A Shares Issue, which are proposed to be listed on the Shanghai Stock Exchange
"A Shares"	the Domestic Shares which are proposed to be allotted and issued by the Company to qualified institutional investors as approved by CSRC and placees through online offering based on market share value (詢價對象及網上市值配售對象) and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of the A Shares Issue and listed on the Shanghai Stock Exchange
"Articles"	the articles of association of the Company from time to time
"Board"	the board of Directors of the Company
"Class Meetings"	the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting to be held on 28 March 2006 to approve, inter alia, the A Share Issue
"Company"	中國國際航空股份有限公司 (Air China Limited), a joint stock limited company incorporated in the PRC, with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	the directors of the Company
"Domestic Shareholders Class Meeting"	the class meeting for holders of Domestic Shares to be held on 28 March 2006 to approve, inter alia, the A Share Issue
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for in Renminbi or credited as fully paid up by PRC nationals

"EGM"	the extraordinary general meeting of the Company to be held immediately after the conclusion or adjournment of the H Shareholders Class Meeting on 28 March 2006 to approve, inter alia, the A Share Issue
"Foreign Shares"	both Non-H Foreign Shares and H Shares
"Foreign Shareholders Class Meeting"	the class meeting for holders of H Shares and Non-H Foreign Shares to be held on 28 March 2006 at 2:00 p.m. to approve, inter alia, the A Share Issue
"Group"	the Company and its subsidiaries and joint ventures
"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars and admitted to the Official List of the UK Listing Authority and are admitted for trading on the market for listed securities of the London Stock Exchange
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Non-H Foreign Shares"	the ordinary shares of RMB1.00 each in the share capital of the Company which as at the date of this circular are held by China National Aviation Corporation (Group) Limited, a company incorporated in Hong Kong
"PRC"	the People's Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan
"Price Consultation Period"	the period commencing from the date the Company makes the preliminary offer document (招股意向書) relating to the A Share Issue publicly available and ending on the date on which the bookbuilding process with the institutional investors (機構投資者累計投標詢價結束之日) is completed.
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Hong Kong Securities and Futures Ordinance
"Shareholders"	holders of Domestic Shares, Non-H Foreign Shares and H Shares
"Shares"	Domestic Shares, H Shares, Non-H Foreign Shares and A Shares



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Executive Directors:
Mr. Ma Xulun
Mr. Cai Jianjiang
Mr. Fan Cheng

Non-executive Directors:
Mr. Li Jiaxiang
Mr. Kong Dong
Mr. Wang Shixiang
Mr. Yao Weiting

Independent non-executive Directors:
Mr. Hu Hung Lick, Henry
Mr. Wu Zhipan
Mr. Zhang Ke

Registered office:
9th Floor, Blue Sky Mansion
28 Tianzhu Road Zone A
Tianzhu Airport Industrial Zone
Shunyi District
Beijing
PRC

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

13 February 2006

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED A SHARE ISSUE (2) PROPOSED AMENDMENTS TO THE ARTICLES (3) PROPOSED APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

A. INTRODUCTION

The Company announced on 9 February 2006 that, subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply to the relevant authorities in the PRC for regulatory approval for the allotment and issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC and for the listing of such A Shares on the Shanghai Stock Exchange. The A Share Issue is subject to approvals from (a) Shareholders to be sought at separate Class Meetings and the EGM; and (b) the relevant PRC authorities.

The Company intends to use the net proceeds from the A Share Issue for the purchase of certain aircraft, and certain project on expansion of existing operating support facilities, details of which are set out below in this circular.

In order to comply with the relevant requirements applicable to PRC listed issuers, the Board also proposes to make certain amendments to the Articles and to adopt certain rules and procedures for corporate meetings.

In addition, at the board meeting held on 5 September 2005, the Board resolved to propose that Mr. Jia Kang be appointed as an additional independent non-executive Director, which appointment is subject to shareholders' approval. In light of such appointment, a special resolution to amend the Articles so that the number of members of the Board be increased from 11 to 12 members will also be proposed at the EGM as well. Further information on the proposed appointment of Mr. Jia Kang as a Director and this particular proposed amendment to the Articles is set out in the announcement made by the Company dated 6 September 2005.

The purpose of this circular is to give you details of, among other things, the proposed A Share Issue, amendments to the Articles, the appointment of new independent non-executive Director and the increase in number of Directors.

B. PROPOSED A SHARE ISSUE

1. General

Subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply to the relevant authorities in the PRC for regulatory approval for the allotment and issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC and for the listing of such A Shares on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any of such investors includes any connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the Company has its H Shares listed on the main board of the Hong Kong Stock Exchange and are admitted for trading on the market for listed securities on the London Stock Exchange.

The proposed A Share Issue and the listing application are subject to approval by the Shareholders at the EGM and the separate Class Meetings to be held on 28 March 2006. As at the date of this circular, no application has been made by the Company to any PRC authorities in relation to the A Share Issue. It is expected that the listing application will be made around the end of March 2006.

2. Structure of the A Share Issue

The structure of the proposed A Share Issue is set out below:

Type of securities to be issued:	RMB denominated ordinary shares (i.e. A Shares).
Number of A Shares to be issued:	Not more than 2.7 billion A Shares, representing approximately 28.62% of the existing issued share capital of the Company and approximately 22.25% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue, assuming no other changes to the share capital of the Company.
Nominal value:	RMB1.00 each.
Rights attached to A Share:	The A Shares to be issued are listed Domestic Shares and, except as otherwise provided for in the Articles, will rank pari passu with the existing Domestic Shares, H Shares and Non-H Foreign Shares in all respects.
Target subscribers:	Qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue.
Basis for determining the issue price:	The issue price will not be lower than 90% of the average closing price of the Company's H Shares on the Hong Kong Stock Exchange during the Price Consultation Period of the A Share Issue. The issue price for the proposed A Share Issue will be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable CSRC regulations. Thus the amount to be raised from the A Share Issue cannot be ascertained as at the date of this circular.

Use of proceeds:	It is intended that the net proceeds from the A Share Issue would be used to part finance the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport ("**Proposed Projects**"). It will be proposed to the Shareholders at the EGM that the Company be authorised to apply the proceeds from the A Share Issue to any payment due in relation to the Proposed Projects or to repay any outstanding bank loan in relation to the Proposed Projects that occurred before the completion of the A Share Issue; after above prescribed use of the proceeds, any balance of it shall be applied to the working capital of the Company.

3. Information on the Proposed Projects

Investment amount

It is intended the net proceeds from A Share Issue will be used to part finance the Company's purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport. The total purchase amount for these aircraft will be less than the aggregate catalog price of US$5.68 billion, and the total investment amount for the project relating to the expansion of existing operating support facilities will be approximately RMB600 million.

Benefit for the Proposed Projects

Pursuant to a purchase agreement dated 26 January 2005 between the Company, Air China Group Import and Export Trading Co., and Airbus S.A.S, the Company has agreed to purchase 20 Airbus A330-200 aircraft from Airbus S.A.S.. The Company also entered into a purchase agreement with Boeing Company on 8 August 2005 and 17 January 2006, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft, respectively. Further information on the purchases of the 20 Airbus A330-200 aircraft, the 15 Boeing 787 aircraft and the 10 Boeing B737-800 aircraft is set out in the announcements made by the Company dated 26 January 2005, 8 August 2005 and 10 February 2006, respectively.

The purchases of aircraft will expand the fleet capacity of the Company and the aircraft from the purchases will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The aircraft from the purchases are expected to replace certain aircraft in the existing fleet of the Company. The purchase of the Boeing 737-800 aircraft will also reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The purchases of aircraft will enable the Company to provide more cost-efficient and comfortable services to the passengers.

The Company obtained approval from the National Development and Reform Commission of the People's Republic of China in September 2005 to commence a project relating to the expansion of the existing operating support facilities at the Beijing Capital International Airport. The total investment amount of the project is approximately RMB600 million. The project involves the expansion of various operating support facilities including the acquisition of a piece of land with an area of approximately 1 million square metres and the expansion of ground services facilities and other facilities.

4. Shareholders' approval and other approvals

The Class Meetings and the EGM will be held on 28 March 2006 to consider and, if thought fit, approve, among other things, the A Share Issue. It should be noted that the A Share Issue, upon the approval by the Shareholders at the separate Class Meetings and the EGM, is still subject to the approval by the CSRC and other PRC government authorities, if necessary. In addition, the approval by the Shanghai Stock Exchange as to the listing of and dealings in the A Shares on the Shanghai Stock Exchange is also required. Upon obtaining the requisite Shareholders' approval at the Class Meetings and the EGM, it is expected that the listing application will be made around the end of March 2006.

5. Reasons for and benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company's access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. The Company believes that the A Share Issue will provide the financial resources required to part finance the development of the Proposed Projects. The Company expects that after the completion of the Proposed Projects, the carrying capacity of the Group will be further enhanced. Furthermore, the Company also believes that the capital raised from the A Share Issue will result in improvements in its debt-to-equity ratio and accordingly, will lower its operating risks.

The Directors believe that the A Share Issue will benefit the Company and the Shareholders as a whole.

6. Effect of the A Share Issue on the Company's shareholding structure

Set out below is the shareholding structure of the Company as at the date of this circular and immediately upon completion of the A Share Issue assuming that an aggregate of 2.7 billion new A Shares will be issued under the A Share Issue and no other changes to the share capital of the Company:

	As at the Date of this circular		Immediately after completion of the A Share Issue	
	Number of Shares	*%*	*Number of Shares*	*%*
(1) Non-Listed Domestic Shares	4,826,195,989	51.16	4,826,195,989	39.78
(2) Non-H Foreign Shares	1,380,482,920	14.64	1,380,482,920	11.38
(3) Listed Shares				
– H Share	3,226,532,000	34.20	3,226,532,000	26.59
– A Share	–	–	2,700,000,000	22.25
Total number of Listed Shares	3,226,532,000	34.20	5,926,532,000	48.84
(4) Total number of Shares	9,433,210,909	100	12,133,210,909	100

As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), the Company is not required to implement the share conversion reform in the PRC as it is not an existing A Share company that is currently listed on the Shanghai Stock Exchange. As set out in the table above, the shareholding structure of the Company immediately after the completion of the A Share Issue under existing laws and regulations is currently expected to comprise non-listed Domestic Shares, non-H Foreign Shares, H Shares and A Shares, although certain new developments as set out below are expected.

According to the Guidelines on Share Conversion Reform of Listed Companies issued by the CSRC and other relevant authorities and committees in 2005, companies seeking an A Share listing in the PRC will no longer have both tradeable shares and non-tradeable shares. As the laws and regulations relating to the conversion of non-tradeable shares into tradable shares upon listing (the "New Rules") have not been promulgated, the CSRC has temporarily suspended giving final approvals for A Share offerings.

It is expected that CSRC will only approve new A Share listing after the New Rules have been promulgated. Although the conversion procedures under the New Rules are still uncertain at this stage, it is expected that under the New Rules, the existing non-listed Domestic Shares may be converted into tradeable shares eligible for listing and thus become A Shares, which will carry the same rights as the other A Shares issued by the Company. It is expected that the conversion of non-listed Domestic Shares into A Shares (if approved) will not involve any payment of compensation by the holders of the non-listed Domestic Shares to the holders of A Shares and will also not require approval by Shareholders at separate Class Meetings.

C. PROPOSED AMENDMENTS TO ARTICLES

To accommodate the A Share Issue, the Company will, when proceeding with the A Share Issue, make proposed amendments to the Articles in compliance with all relevant and applicable PRC legal and regulatory requirements. Such amendments are proposed in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of association of PRC listed companies. The proposed amended Articles will be adopted for use by the Company after completion of the A Share Issue.

The proposed amendments to be made to the Articles primarily aimed to enhance the corporate governance of the Company and, in accordance with the relevant PRC laws and regulations, deal with matters relating to different areas such as protection of public shareholders' rights, shareholders' meetings, independent directors and certain other related matters. Further details of those proposed amendments are set out in Appendix I to this circular.

Such amendments are made on the basis of the existing Articles. The amended Articles will comply with the relevant laws and regulations applicable to companies with listed H Shares and A Shares and will safeguard the interest of both the holders of H Shares and holders of A Shares.

The proposed amendments to the Articles are subject to approval by way of a special resolution by the Shareholders at the EGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

D. RULES AND PROCEDURES OF MEETINGS AND OTHER SYSTEMS

Under the listing requirements of the PRC, the Company has to lay down certain rules and procedures of meetings as well as other decision systems, some of which require Shareholders' approval at the EGM. Special resolutions to consider, approve and adopt the following rules and procedures will be proposed at the EGM: (a) the Rules and Procedures for Shareholders' General Meetings; (b) the Rules and Procedures for Board Meetings; and (c) the Rules and Procedures for Meetings of Supervisors. Ordinary resolution to consider, approve and adopt the Connected Transaction Decision Making System will be proposed at the EGM. The unofficial English translations of each of the above rules and procedures and systems are set out in Appendices II, III, IV and V to this circular.

E. APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

In order to comply with the requirement of the relevant PRC laws and regulations in respect of corporate governance of listed issuers in the PRC, at the board meeting held on 5 September 2005, the Board resolved to propose that Mr. Jia Kang be appointed as an additional independent non-executive Director. An announcement was made by the Company on 6 September 2005. An ordinary resolution to consider and approve the appointment of Mr. Jia will be proposed at the EGM.

Mr. Jia Kang, aged 52, is the head of Fiscal Science Research Institute of Ministry of Finance (財政部財政科學研究所). Mr. Jia holds a Doctor's Degree of Economic and works as vice chairman of China Public Finance Society (中國財政學會) and a director of China Tax Association (中國稅務學會) and National Debt Association of China (中國國債協會). Mr. Jia is also the visiting professor of China Renmin University (中國人民大學), National Institute of Administration (國家行政學院) and Xiamen University (廈門大學). Mr. Jia has participated in the researches relating to state economic planning and is the author of a large number of economic publications.

Mr. Jia does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Mr. Jia does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

The director's fee of Mr. Jia, if any, will be determined subsequent to the EGM by reference to the current emoluments of other independent non-executive Directors. Announcement will be made by the Company in due course when the director's fee or other emolument of Mr. Jia is determined. The term of his office shall commence on the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities and shall end on the expiry of the term of the current session of the Board.

F. INCREASE IN NUMBER OF DIRECTORS

In light of the appointment of Mr. Jia Kang, the total number of the Directors shall be increased from eleven to twelve members. An announcement was made by the Company on 6 September 2005. A special resolution to consider and approve the amendment of the Article so that the number of Directors be increased from eleven to twelve members will also be proposed in the EGM. The appointment of Mr. Jia Kang will become effective when that special resolution is passed at the EGM and approval of the same by PRC government authorities is obtained.

G. CLASS MEETINGS AND THE EGM

Special resolutions to approve, among other matters, the proposed A Share Issue and the proposed amendments to the Articles will be proposed at the EGM. Ordinary resolutions to approve, among other matters, the appointment of the new independent non-executive Director and the adoption of the Connected Transaction Decision Making System will also be proposed at the EGM.

In addition, special resolution to approve the A Share Issue will be proposed at the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting. At the Foreign Shareholders Class Meeting, the votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of the special resolution to be proposed at the Foreign Shareholders Class Meeting will be counted separately. The Company will treat the special resolution of the Foreign Shareholders Class Meeting to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by Haiwen, this arrangement does not contravene any PRC laws, and the special resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

No Shareholder is required to abstain from voting in connection with the matters to be resolved at the separate Class Meetings and the EGM.

Notices convening Foreign Shareholders Class Meeting (if applicable) and the EGM, together with the notice of attendance and form of proxy are enclosed in this circular.

Whether or not you intend to attend the Class Meetings or the EGM, you are requested to complete and return the form of proxy in accordance with the instruction printed thereon. If you intend to attend the respective meetings, you are required to complete and return the notice of attendance to Computershare Hong Kong Investor Services Limited for holders of H Shares at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or to the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares on or before 8 March 2006. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of Domestic Shares and Non-H Foreign Shares, the proxy form should be returned to the address of the Company's Board Secretariat not less than 24 hours before the time appointed for the holding of the meetings or any adjourned meetings thereof.

Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish and completion and return of the notice of attendance do not affect the right of a Shareholder to attend the respective meeting. However, a failure to return the notice of attendance may result in an adjournment of the respective meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the relevant meeting by the notice of attendance does not reach more than half of the total number of Shares of the Company carrying the right to vote at the relevant meeting.

H. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 72 of the existing Articles, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or after any vote by the show of hands) demanded:

(i) by the chairman of the meeting;

(ii) by at least two shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders (including proxy) holding individually or holding in aggregate of 10% or more of the shares carrying the right to vote at the meeting.

I. RECOMMENDATION

The Directors consider that the A Share Issue, the proposed amendments to the Articles, the proposed appointment of the additional independent non-executive Director and the increase in number of the Directors are in the best interests of the Company and its Shareholders.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the Class Meetings and the EGM.

Yours faithfully,
For and on behalf of
Air China Limited
Li Jiaxiang
Chairman



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE IS HEREBY GIVEN that the class meeting for holders of Foreign Shares (including H Shares and Non-H Foreign Shares) ("**Foreign Shareholders Class Meeting**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:00 p.m. on 28 March 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 (the "Announcement"):

Special Resolution:

"**THAT**, conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the extraordinary general meeting to be convened, the public offering of not more than 2.7 billion A Shares by the Company in the PRC be and is hereby approved."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. The votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of this special resolution will be counted separately. The Company will treat this special resolution to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), this arrangement does not contravene any PRC laws, and that this special resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

2. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Circular to be despatched to the Shareholders.

3. **Closure of register of members and eligibility for attending the Foreign Shareholders Class Meeting**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the Foreign Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 24 February 2006.

Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on 24 February 2006 are entitled to attend the Foreign Shareholders Class Meeting.

Holder of Non-H Foreign Shares of the Company whose name appears on the register of members of the Company maintained in Hong Kong on 24 February 2006 is entitled to attend the Foreign Shareholders Class Meeting.

4. Notice of attendance

Shareholders who intend to attend the Foreign Shareholders Class Meeting should complete and lodge the accompanying notice of attendance and return it to for holders of H Shares, the Company's H share registrar and for holders of Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the Foreign Shareholders Class Meeting. However, a failure to return the notice of attendance may result in an adjournment of the Foreign Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the Foreign Shareholders Class Meeting by the notice of attendance does not reach more than half of the total number of Foreign Shares of the Company carrying the right to vote at the Foreign Shareholders Class Meeting.

5. Proxy

Every Shareholder who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the Foreign Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the Foreign Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

6. Other businesses

(i) The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District,
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:30 p.m. on 28 March 2006 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 ("**Announcement**"):

Special Resolutions:

1. "**THAT** the public offering of A Shares by the Company in the PRC ("**A Share Issue**") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

   (1) Class of Shares: RMB denominated ordinary shares (i.e. A Shares);

   (2) Nominal value: RMB1.00 each;

   (3) Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;

   (4) Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue;

   (5) Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;

   (6) Place of listing: Shanghai Stock Exchange;

   (7) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(8) The Board of Directors of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

(9) The Board of Directors of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;

(10) This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last."

The implementation of this Special Resolution 1 is subject to the approval by the China Securities Regulatory Commission ("**CSRC**").

2. "**THAT** subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and is hereby approved to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of Directors of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is hereby authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied."

The implementation of this Special Resolution 2 is subject to the approval by the CSRC.

3. "**THAT** subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular be and are hereby approved and the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue."

The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.

4. "**THAT**, subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings and Rules and Procedures for Meetings of Supervisors, as amended, details of which are set out in Appendices II, III, and IV to the Circular, be and are hereby approved and adopted as part of the Articles of Association and shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

5. "**THAT** the amendment to the Articles of Association in respect of number of Directors be and is hereby approved as follows:

   Article 93 of existing Article of Association which provides that "...the Company shall have a Board of Directors which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board of Directors which is composed of 12 Directors...".

The effectiveness of this Special Resolution 5 is subject to the approval of PRC government authorities.

Ordinary Resolutions:

6. "**THAT**, subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, the appointment of Mr. Jia Kang as an independent non-executive Director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Jia Kang's emoluments."

7. "**THAT** the Connected Transaction Decision Making System, details of which are set out in Appendix V to the Circular be and is hereby approved and adopted and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. **Corporate governance documents**

   Details of (a) the Rules and Procedures of the Shareholders' General Meeting; (b) Rules and Procedures for Board Meetings; and (c) Rules and Procedures for Meetings of Supervisors are set out in Appendices II to IV respectively to the Circular and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

2. **Appointment of independent non-executive director**

   Brief biographical details of Mr. Jia Kang are set out in the paragraph headed "Appointment of new independent non-executive Director" of the Circular to be despatched to the Shareholders and the announcement of the Company dated 6 September 2005.

3. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the Circular to be despatched to the Shareholders.

4. **Amendments to Articles**

   Details of the proposed amendments are set out in Appendix I to the Circular to be despatched to the Shareholders and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

5. **Closure of register of members and eligibility for attending the EGM**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the EGM, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited by 4:00 p.m. on 24 February 2006.

   Shareholders of the Company whose names appear on the register of member of the Company at the close of business on 24 February 2006 are entitled to attend the EGM.

6. **Notice of attendance**

   Shareholders who intend to attend the EGM should complete and lodge the accompanying notice of attendance and return it to, for holders of H Shares, the Company's H share registrar, or for holders of Domestic Shares and Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the EGM. However, a failure to return the notice of attendance may result in an adjournment of the EGM, if the number of shares carrying the right to vote represented by the shareholders proposing to attend the EGM by the notice of attendance does not reach more than half of the total number of shares of the Company carrying the right to vote at the EGM.

7. **Proxy**

   Every Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the EGM.

   A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less

than 24 hours before the time appointed for the holding of the EGM. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

8. Other businesses

(i) The EGM is expected to last for two hours. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District,
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

EXPLANATIONS FOR APPLICABLE ARTICLES OF ASSOCIATION (DRAFT) UPON COMPLETION OF ADDITIONAL ISSUE OF A SHARES

The Company, currently as a H share company, plans to apply for additional issue of A shares. Pursuant to relevant requirements specified by the CSRC, during the application for A share issue, the articles of association (draft) shall be prepared for adoption upon completion of the additional issue in accordance with relevant provisions applicable to A share companies.

The relevant requirements applicable to the aforesaid A share companies mainly include "Company Law of the People's Republic of China" (the "Company Law"), "Securities Law of the People's Republic of China" (the "Securities Law"), "Guide to Articles of Association of Listed Companies" (the "Guide to Articles of Association"), "Standards for the Governance of Listed Companies" (the "Standards for Governance"), "Regulatory Opinions on General Meetings of Listed Companies" ("Regulatory Opinions on General Meetings"), "Guiding Opinions on the Setting Up of a System of Independent Directors for Listed Companies" ("Guiding Opinions on Independent Directors System"), "Provisions on Strengthening the Protection of the Interests of Public Shareholders" ("Protection of the Public Shareholders"), and "Notice on the Regulation of the External Guarantees by Listed Companies" ("Notice on the Regulation of the External Guarantees").

With reference to the requirements of the aforesaid documents and the latest requirements promulgated in Hong Kong, in view of, inter alia, the changes in the shareholders, registered capital and shareholding structure of the Company upon completion of additional issue of A shares as well as the change of the Company into an A share company, the Company has made the necessary supplements and amendments to the clauses of the prevailing Articles of Associations to compile the new Articles of Association (draft) for adoption upon completion of the additional issue.

Details of amendments are as follows (appropriate consequential changes to the numbering and sequence of the relevant chapter, article, paragraph and sub-paragraph will be made, if required, which will not be specifically described herein):

I. GENERAL AMENDMENTS TO REFERENCE

1. All references to "security supervision organization of the State Council", "security committee of the State Council" and "security management department of the State Council" appearing in the Articles of Association are all proposed to be uniformly amended to read as "securities regulatory authority of the State Council".

2. All references to "president and other senior officers" are all proposed to be uniformly amended to read as "president, deputy president and other senior management personnel".

II. SPECIFIC AMENDMENTS

1. The first paragraph of Article 6 of the Original Articles of Association provides that:

"In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the "Mandatory Provisions") and other applicable PRC laws and administrative regulations, the Company amended the original Articles of Association of the Company (the "Original Articles of Association") and adopt these Articles of Association (the "Articles of Association" or "these Articles of Association")."

This paragraph is proposed to be amended to read as follows:

"In accordance with the relevant provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the "Mandatory Provisions"), Instructions of Articles of Association of Listed Companies (hereinafter to be referred to as the Instructions of Articles of Association"), Administrative Guidelines for Listed Companies (hereinafter to be referred to as the "Administrative Guidelines") and other applicable PRC laws and administrative regulations, the Company held the general meeting of shareholders on [28 March] 2006, to amend the original Articles of Association of the Company (the "Original Articles of Association") and adopt these Articles of Association (the "Articles of Association" or "these Articles of Association")."

2. The second paragraph of Article 8 of the Original Articles of Association provides that:

"Subject to Chapter 22 of these Articles of Association, a shareholder may take action against the Company pursuant to the Company's Articles of Association, and the Company may take action against its shareholders pursuant to the Company's Articles of Association. A shareholder may also take action against another shareholder, and may take action against the directors, supervisors, president and other senior officers of the Company pursuant to the Company's Articles of Association."

This paragraph is proposed to be amended to read as follows:

"Subject to Chapter 23 of these Articles of Association, a shareholder may take action against the Company pursuant to the Company's Articles of Association. The Company may take action against shareholders, directors, supervisors, president, deputy president and other senior officers of the Company pursuant to the Company's Articles of Association. A shareholder may also take action against another shareholder, and may take action against the directors, supervisors, president, vice presidents and other senior officers of the Company pursuant to the Company's Articles of Association."

3. Article 9 of the Original Articles of Association provides that:

"The Company may invest in other limited liability companies or joint stock limited companies. The Company's liability thereto shall be limited to the amount of its capital contribution to the invested company.

Subject to the approval of the companies approving department authorized by the State Council, the Company may, as required by its operation and management, operate as a holding company as specified in paragraph 2 of Article 12 of the Company Law."

This paragraph is proposed to be amended to read as follows:

"The Company may invest in any other enterprise. However, unless otherwise stipulated by law, the Company shall not become a contributor with joint liability on the debts of such enterprise."

4. A new paragraph, reading as follows, is proposed to be added to the Original Articles of Association as the third paragraph of Article 17 thereof:

"The domestic shares of the Company are centrally deposited with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited in its custody. The overseas listed foreign shares of the Company are principally deposited with Hong Kong Securities Clearing Company Limited in its custody."

5. Article 19 of the Original Articles of Association provides that:

"Subject to the approval of the companies approving department authorized by the State Council, the Company may issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company upon the Company's establishment."

This paragraph is proposed to be amended to read as follows:

"Subject to the approval of the companies approving department authorized by the State Council, the Company shall issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company upon the Company's establishment. Details of the contribution by the promoters upon the Company's establishment are as follows:

Name of the promoter	Number of shares subscribed	Method of contribution	Date of contribution
China National Aviation Holding Company	5,054,276,915	Capital contribution of RMB560,782,100 in the form of currency, contribution of RMB6,451,765,800 in the form of the assets and liabilities of its subsidiaries relating to their major businesses of air passenger and cargo transportation	9 September 2004
China National Aviation Corporation (Group) Limited	1,445,723,085	Equity contribution of RMB2,005,866,000	9 September 2004

6. The following paragraphs are proposed to be added to the Original Articles of Association as the third and fourth paragraphs of Article 20 thereof:

"After the aforesaid issue of the Company's overseas listed foreign shares, with the approvals of the general meeting, class meetings of domestic shareholders and foreign shareholders by way of respective special resolutions as well as the approvals of the approving department authorized by the State Council, the Company has issued [●] domestic shares listed in the PRC (A shares). Upon the aforesaid capital increase by issuing A shares, the Company's share capital structure is as follows:

The Company has issued a total of [●] ordinary shares, of which China National Aviation Holding Company holds 4,826,195,989 domestic shares, representing approximately [●]% of the total share capital of the Company; China National Aviation Corporation (Group) Limited holds 1,380,482,920 foreign shares, representing approximately [●]% of the total share capital of the Company; other holders of overseas listed foreign shares (H shares) hold 3,226,532,000 shares, representing approximately [●]% of the total share capital of the Company and holders of domestic shares listed in the PRC hold [●] shares, representing [●]% of the total ordinary shares in issue of the Company."

7. Article 23 of the Original Articles of Association provides that:

"The registered capital of the Company shall be RMB9,433,210,909.00."

This Article is proposed to be amended to read as follows:

"The registered capital of the Company shall be RMB9,433,210,909.00. [The registered capital shall be adjusted accordingly after A share issue.]"

8. The following is proposed to be added as sub-paragraph (4) of the second paragraph of Article 24 of the Articles of Association:

"The Company may increase its capital in the following ways:

...

(4) by capitalizing the common reserve fund;

..."

9. The second paragraph of Article 27 of the Original Articles of Association provides that:

"The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt."

This paragraph is proposed to be amended to read as follows:

"The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt."

10. A new sub-paragraph, reading as follows, is proposed to be added to Article 29 of the Original Articles of Association as sub-paragraph (4) of this Article thereof:

"The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

...

(4) by other means which are permitted by law, administrative regulations and securities regulatory authority of the State Council."

11. The first paragraph of Article 31 of the Original Articles of Association provides that:

"Shares which have been lawfully repurchased by the Company shall be cancelled within the period prescribed by law and administrative regulation, and the Company shall apply to the original companies registration authority for registration of the change in its registered capital."

This paragraph is proposed to be amended to read as follows:

"Shares which have been lawfully repurchased by the Company shall be cancelled or transferred within the period prescribed by law, administrative regulation and relevant listing rules, and in the case of cancellation, the Company shall apply to the original companies registration authority for registration of the change in its registered capital."

12. The Article 38 of the Original Articles of Association provides that:

"Share certificates of the Company shall be signed by the chairman of the board of directors. ..."

This Article is proposed to be amended to read as follows:

"Share certificates of the Company shall be signed by the legal representative. ..."

13. The following Article is proposed to be added to the Original Articles of Association as Article 39 thereof:

"The Company shall not accept its shares being held as security under a pledge."

14. The following Article is proposed to be added to the Original Articles of Association as Article 40 thereof:

"During their term of office, the directors, supervisors, president, deputy presidents and other senior officers of the Company shall report periodically to the Company their shareholdings in the Company and any changes thereto. Transfer of shares by the aforesaid persons shall be conducted in accordance with the provisions of laws, regulations and/or relevant listing rules."

15. The following Article is proposed to be added to the Original Articles of Association as Article 41 thereof:

"All profits derived by directors, supervisors, president, deputy presidents and other senior officers of the Company and any shareholder holding more than 5% of the voting shares in the Company, through selling his shares in the Company within a period of six months following the purchase of such shares or through repurchasing shares issued by the Company within a period of six months following the sale of his shares, shall belong to the Company.

The provisions of the preceding paragraph shall apply to senior officers, including but not limited to the directors, supervisors, president, deputy president and other senior officers, as specified in the Articles of Association of the Company's legal person shareholders with more than 5% of the voting rights in the Company."

16. Article 43 of the Original Articles of Association shall be renumbered as Article 46.

The fourth paragraph of Article 43 of the Original Articles of Association provides that:

"The directors, supervisors, president, deputy presidents and other senior officers of the Company shall report to the Company their shareholdings in the Company, and shall not transfer their shares in the Company during their terms of office."

This paragraph is proposed to be amended to read as follows:

"The directors, supervisors, president, vice presidents and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto."

17. Article 47 of the Original Articles of Association shall be renumbered as Article 50.

    The second paragraph of the Article 47 of the Original Articles of Association provides that:

    "Application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law."

    This paragraph is proposed to be amended to read as follows:

    "Application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law."

18. Article 51 of the Original Articles of Association will be renumbered as Article 54, with sub-paragraphs (2) and (4) of this Article proposed to be amended, a new sub-paragraph proposed to be added as sub-paragraph (6) of the paragraph (5)2 thereof, and a new paragraph added as paragraph (7) thereof, to read as follows.

    Sub-paragraphs (2) and (4) of this Article of the Original Articles of Association provide that:

    "The ordinary shareholders of the Company shall enjoy the following rights:

    ...

    (2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;

    ...

    (4) the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

    ..."

    Sub-paragraphs (2) and (4) are proposed to be amended, a new sub-paragraph proposed to be added as sub-paragraph (6) of the paragraph (5)2 thereof, and a new paragraph added as paragraph (7) thereof, to read as follows:

    "The ordinary shareholders of the Company shall enjoy the following rights:

    ...

(2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat in accordance with the number of shares held;

...

(4) the right to transfer, bestow or pledge his shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

(5) the right to obtain relevant information in accordance with the provisions of the Articles of Association, including:

1. obtaining a copy of the Articles of Association after payment of costs;

2. inspecting and copying after payment of a reasonable fee:

...

(6) Counterfoils of company debt securities, resolutions of board meetings, meetings of supervisory committee and financial and accounting reports.

...

(7) the right to bring a suit to the people's court against acts which are detrimental to company interests or infringe on the lawful interests of shareholders, and to claim the relevant interests pursuant to the Company Law or other laws and administrative regulations;

..."

19. Article 54 of the Original Articles of Association will be renumbered as Article 57, and the following paragraph is proposed to be added thereto as the second paragraph thereof:

"Acting in concert' in this Article shall refer to two or more persons reaching a consensus by way of an agreement (whether verbal or written) to gain or consolidate their control over the Company through any of them acquiring the voting right of the Company."

20. The following paragraph is proposed to be added to the Original Articles of Association as Article 58 thereof:

"The controlling shareholder and the effective controlling person of the Company shall have fiduciary duty to the Company and the public shareholders of the Company. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not damage the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation and loan guarantee, nor the interests of the Company and its public shareholders through its controlling position."

21. Article 56 of the Original Articles of Association will be renumbered as Article 60, sub-paragraph (13) thereof is proposed to be amended, and two sub-paragraphs are proposed to be added as sub-paragraphs (14) and (15), to read as follows.

    Sub-paragraph (13) thereof provides that:

    "The shareholders' general meeting shall have the following functions and powers:

    ...

    (13). to consider motions raised by shareholders who represent 5 % or more of the total number of voting shares of the Company;

    ..."

    Sub-paragraph (13) thereof is proposed to be amended, and two sub-paragraphs are added as (14) and (15), to read as follows:

    "The shareholders' general meeting shall have the following functions and powers:

    ...

    (13) to consider motions raised by the supervisory committee or shareholders who represent more than 3% of the total number of voting shares of the Company;

    (14) to resolve on the Company's transactions involving purchase and disposal of substantial assets within one year, whose amounts exceed 30% of the total assets of the Company;

    (15) to resolve on the Company's external guarantees which shall be approved by a general meeting as provided by laws, administrative regulations and the Articles of Associations;

    ..."

22. The following paragraph is proposed to be added to the Original Articles of Association as Article 61 thereof:

    "Any external guarantee of the Company shall be considered and passed by the board of directors. The following matters shall be approved by the general meeting after being considered by the board of directors:

    1. Any provision of guarantee by the Company or its controlled subsidiaries made after the total amount of external guarantees have exceeded 50% of the latest audited net assets;

2. provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

3. provision of a single guarantee, amount of which exceeds 10% of the latest audited net assets;

4. provision of guarantee to shareholders, actual controllers and their related parties;

5. external guarantees made by the Company within a year, amount of which exceeds 30% of total assets of the Company;

6. other matters that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Associations.

The matter of the aforesaid fifth sub-paragraph shall be passed by votes representing more than two-thirds of the voting rights of the shareholders (including their proxies) present at the general meeting.

If the directors, president, deputy presidents and other senior officers of the Company have committed any violations of the laws, administrative regulations or their authorities of approval and examination procedures for the external guarantees prescribed in the Articles of Association, they shall be liable for any losses suffered by the Company arising therefrom, and the Company may institute legal proceedings against them by law."

23. The following paragraph is proposed to be added to the Original Articles of Association as Article 62 thereof:

"Matters subject to decision by general meetings as required by law, administrative regulations and the Company's Articles of Association shall be considered by general meetings for the purpose of protecting the right of shareholders to decide on such matters. Where necessary and reasonable, any matter which is relevant to matters subject to resolution but unable to be decided immediately at a general meeting may be, with the authority granted by the general meeting, decided by the board of directors within the scope authorized by the general meeting.

Where the authority granted by the general meeting to the board of directors is related to a matter subject to an ordinary resolution, such resolution shall be passed by votes exceeding one-half (excluding one-half) of the voting rights of the shareholders present at the general meeting (including proxies); where it is related to a special resolution, such resolution shall be passed by a vote representing more than two-thirds of the voting rights of the shareholders present at the general meeting (including proxies). The substance of the authorization shall be clear and specific."

24. Article 58 of the Original Articles of Association will be renumbered as Article 64 thereof.

Sub-paragraphs (2), (3) and (5) of the second paragraph thereof provide that:

"The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

...

(2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(3) where shareholder(s) holding 10 % or more of the Company's issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

...

(5) whenever two or more independent directors so request."

These sub-paragraphs are proposed to be amended to read as follows:

"The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

...

(2) where the unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3) where shareholder(s) individually or jointly holding more than 10 % of the Company's issued and outstanding voting shares (excluding a proxy/proxies) request(s) in writing for the convening of an extraordinary general meeting;

...

(5) whenever independent directors reaching the quorum of the meeting so request.

The number of the shares held by the shareholder(s) referred to in the preceding sub-paragraph (3) shall be calculated as at the date on which the relevant written request is made."

25. Article 60 of the Original Articles of Association will be renumbered as Article 66 thereof.

    This Article provides that:

    "When the Company convenes a shareholders' annual general meeting, shareholder(s) holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters which fall within the functions and powers of shareholders in general meetings."

    This Article is proposed to be amended to read as follows:

    "If the Company convenes the shareholders' general meetings, the supervisory committee and the shareholders who individually or jointly holding more than 3% of shares in the Company may propose extempore motions 10 days prior to the general meetings and submit them in writing to the board of directors. The board of directors shall notify other shareholders of such motions within 2 days after receiving the motions, and submit such extempore motions to the general meetings for consideration and approval. The contents of the extempore motions shall fall within the terms of reference of the general meeting and have specified subjects and specific resolutions."

26. Article 61 of the Original Articles of Association shall be renumbered as Article 67. Paragraph 2 of Article 61 of the Original Articles of Association is proposed to be deleted:

    Paragraph 2 of Article 61 of the Original Articles of Association provides that:

    "An extraordinary general meeting shall not resolve on any matter not stated in the notice for the meeting."

27. The following paragraph is proposed to be added to the Original Articles of Association as Article 68 thereof:

    "Matters considered and decided by general meetings shall be subject to confirmation in accordance with the Company Law and the Company's Articles of Association. General meetings may decide on any matters required by the Company's Articles of Association.

    A general meeting shall not resolve on any matter not stated in the notice convening the meeting as stipulated in Article 65 and Article 66 of the Articles of Association."

28. The following paragraph is proposed to be added to the Original Article of Association as Article 69 thereof:

"Any resolution proposed at a general meeting shall be a specific resolution in connection with matters required to be considered at the general meeting. Such resolution at the general meeting shall meet the following conditions:

(1) The substance of the proposed resolution shall not be in contravention with the law, administrative regulations and the Company's Articles of Association and shall fall within the business scope of the Company and the terms of reference of the general meeting;

(2) The subject of the proposed resolutions shall be definite with a specific matter for resolution;

(3) The proposed resolutions shall be put forward or delivered to the board of directors in writing."

29. The following paragraph is proposed to be added to the Original Articles of Association as Article 78 thereof:

"When any general meeting considers connected transactions, the connected shareholder shall not participate in the vote and the number of voting shares that it represents shall not be counted as part of the total number of valid votes. The announcement of the resolution of the general meeting shall fully disclose the votes of the non-connected shareholders. In the event that the connected shareholder cannot abstain from voting under special circumstances, the Company may, with the prior approval of the relevant authorities, carry out the vote in accordance with the normal procedure and provide a detailed explanation on the issue in the announcement of the resolution made by the general meeting.

The aforesaid connected shareholder refers to any shareholder being a connected person or, if not a connected person, a person who are materially interested in the transaction to be voted or his associate as defined by the listing rules from time to time."

30. The following paragraph is proposed to be added to the Original Articles of Association as Article 79 thereof:

"If a proxy attends a shareholders' general meeting on behalf of an individual shareholder, that proxy should produce his identification documentation and the letter of authorization signed by the shareholder appointing the proxy. If the legal representative of a corporate shareholder appoints a proxy to attend the meeting, that proxy should produce his identification documentation and the letter of authorization signed by the relevant legal representative appointing the proxy. If a corporate shareholder appoints a proxy as is authorized by the resolution of its board of directors or other equivalent governing body

to attend the meeting on the shareholder's behalf, the proxy should produce his identification documentation and the power of attorney, issued by the relevant board of directors or governing body, bearing the seal of the relevant corporation. All relevant letters of appointment shall specify the date on which it is issued."

31. The following paragraph is proposed to be added to the Original Articles of Association as Article 80 thereof:

"The board of directors, independent directors and certain qualifying shareholders (as determined under the criteria made by relevant regulatory authorities from time to time) of the Company may canvass the Company's shareholders for votes at shareholders' general meetings. Public canvass for votes shall be made in accordance with regulations of relevant regulatory authorities and the securities exchange(s) on which the Company's shares are listed."

32. Article 70 of the Original Articles of Association will be renumbered as Article 81.

The second paragraph of this Article thereof provides that:

"An ordinary resolution shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting."

This paragraph is proposed to be amended to read as follows:

"An ordinary resolution shall be passed by votes exceeding one-half (excluding one-half) of the voting rights of the shareholders (including proxies) present at the meeting."

33. Article 71 of the Original Articles of Association will be renumbered as Article 82.

This Article thereof provides that:

"A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.

Where a shareholder is, under the applicable listing rules, required to abstain from voting on any particular resolution or to vote only for or only against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

This Article is proposed to be amended to read as follows:

"A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except for the accumulated voting mechanism for electing directors as stipulated in Article 108 of the Articles of Association, each share shall have one (1) vote.

Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution or to vote only for or restricted to only vote against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

34. Article 76 of the Original Articles of Association will be renumbered as Article 87 thereof, and a new sub-paragraph, reading as follows, is proposed to be added thereto as sub-paragraph (5) thereof:

"The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

...

(5) Appointment, removal and non-reappointment of an accounting firm;

..."

35. Article 79 of the Original Articles of Association will be renumbered as Article 90 thereof.

This Article provides that:

"Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) Two (2) or more shareholders holding in aggregate 10 % or more of the shares carrying the right to vote at the meeting sought to be held shall sign one (1) or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as practicable proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such requisition(s). The amount of shareholdings referred to above shall be calculated as at the date of deposit of the requisition(s).

(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the requisitionists may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders' meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors.

Any reasonable expenses incurred by the requisitionists by reason of failure by the board of directors to duly convene a meeting shall be borne by the Company and any sum so repaid shall be set-off against sums owed by the Company to the defaulting directors."

This Article is proposed to be amended to read as follows:

"The supervisory committee or shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) The supervisory committee or two (2) or more shareholders individually or jointly holding in aggregate more than 10 % of the shares carrying the right to vote at the meeting sought to be held shall sign one (1) or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as practicable proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such requisition(s). The amount of shareholdings referred to above shall be calculated as at the date of deposit of the requisition(s).

(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the supervisory committee or the requisitionists may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders' meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors.

Any reasonable expenses incurred by the supervisory committee or the requisitionists by reason of failure by the board of directors to duly convene a meeting shall be borne by the Company and any sum so repaid shall be set-off against sums owed by the Company to the defaulting directors."

36. Article 80 of the Original Articles of Association will be renumbered as Article 91 thereof.

This Article provides that:

"The shareholders' general meeting shall be convened and chaired by the chairman of the board of directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors shall convene and chair the meeting. If both the chairman and vice-chairman of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and chair the meeting. If no chairman of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting."

This Article is proposed to be amended to read as follows:

"The general meeting shall be convened by the board of directors, and the chairman of the board shall preside over and act as the chairman of the meetings. If the chairman is unable or has failed to perform his duties, the deputy chairman shall preside over and act as the chairman of the meetings. In the event that the deputy chairman is unable or has failed to perform his duties, a director shall be elected by a simple majority of directors to preside over and act as the chairman of the meetings. If the board of directors is unable or fails to perform its duties of convening the general meeting, the supervisory committee shall convene, preside over and act as the chairman of the meetings in a time manner. In the event that the supervisory committee does not convene and preside over the meeting, the shareholder(s) who individually or jointly holds or hold more than 10% shares in the Company for over ninety (90) days may convene or preside over such meeting at his/their own discretion, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then any shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting."

37. Article 81 of the Original Articles of Association will be renumbered as Article 92 thereof.

This Article provides that:

"The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book."

This Article is proposed to be amended to read as follows:

"The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book. The Company shall announce the resolution of shareholders' general meetings in accordance with applicable laws and the relevant regulations of the securities exchange(s) on which the Company's shares are listed."

38. Article 83 of the Original Articles of Association will be renumbered as Article 94 thereof.

The second and third paragraph thereof provide that:

"The Company's secretary shall produce the minutes of the shareholders' general meeting, which shall be signed by directors present at the meeting.

Resolutions adopted by a shareholders' general meeting shall be included in the minutes of the meeting. The record and minutes of the meeting shall be in Chinese. Such record and minutes, shareholders' attendance lists and proxy forms shall be kept at the Company's place of residence."

This paragraph is proposed to be amended to read as follows:

"The Company's secretary shall produce the minutes of the shareholders' general meeting, which shall be signed by the person in charge (chairman of the meeting) and directors present at the meeting.

Resolutions adopted by a shareholders' general meeting shall be included in the minutes of the meeting. The record and minutes of the meeting shall be in Chinese. Such record and minutes, shareholders' attendance lists and proxy forms shall be permanently kept at the Company's place of residence."

39. Article 89 of the Original Articles of Association will be renumbered as Article 100 thereof, and the following paragraph is proposed to be added thereto as the second paragraph thereof:

"Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution of any class meeting or to vote only for or against any particular resolution of any class meeting, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

40. Article 92 of the Original Articles of Association will be renumbered as Article 104 thereof.

The sub-paragraph 2 of the second paragraph thereof provides that:

"where the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities commission of the State Council."

This sub-paragraph is proposed to be amended to read as follows:

"where the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the regulatory securities authority of the State Council."

41. Article 93 of the Original Articles of Association will be renumbered as Article 105 thereof.

The first paragraph thereof provides that:

"The Company shall have a board of directors. The board of directors shall consist of 12* directors, more than half of which shall be outside directors (hereinafter referred to those who do not hold offices in the Company), and of which more than three shall be independent directors (hereinafter referred to directors who are independent from the

Company's shareholders and do not hold offices in the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management."

This paragraph is proposed to be amended to read as follows:

"The Company shall have a board of directors. The board of directors shall consist of 12 directors, more than half of which shall be outside directors (hereinafter referred to those who do not hold offices in the Company), and of which more than four shall be independent directors (hereinafter referred to directors who are independent from the Company's shareholders and do not hold offices in the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management."

* *Note: This assumes that the amendment to Articles 93 relating to the changes in the number of directors has been approved.*

42. Article 94 of the Original Articles of Association will be renumbered as Article 106, with the first, second and seventh paragraphs thereof being proposed to be amended, a new paragraph added thereto as the second paragraph, and the original third and fourth paragraphs thereof deleted.

This Article has seven paragraphs:

"Directors shall be elected at the shareholders' general meeting each for a term of three (3) years. At the expiry of a director's term, the term is renewable upon re-election. (Note: first paragraph)

A written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall be given to the Company seven (7) days before the date of such shareholders' general meeting. (Note: second paragraph)

Subject to compliance with all relevant laws and administrative regulations, the shareholders' general meeting may by extraordinary resolution remove any director before the expiration of his term of office. However, the director's right to claim for damages which arises out from his removal shall not be affected thereby. (Note: third paragraph)

The chairman and the deputy chairman shall be elected and removed by more than one-half of all of the members of the board of directors. The term of office of each of the chairman and the deputy chairman is three (3) years, which term is renewable upon re-election. (Note: fourth paragraph)

The outside directors shall have sufficient time and necessary knowledge and ability to perform their duties. When an outside director performs his duties, the Company must provide necessary information and independent directors may directly report to the shareholders' meeting, the securities regulatory authority under the State Council and other relevant departments thereon. (Note: fifth paragraph)

The executive directors shall handle matters as authorized by the board of directors. (Note: sixth paragraph)

The Directors shall not be required to hold shares in the Company. (Note: seventh paragraph)"

After the first, second and seventh paragraphs amended, a new paragraph added as the second paragraph, and the original third and fourth paragraphs deleted, the amended Article has six paragraphs:

"Directors shall be elected at the shareholders' general meeting each for a term of three (3) years (from the election date until the date on which the new board of directors has been elected by a general meeting). At the expiry of a director's term, the term is renewable upon re-election, but any independent director may not serve in this position for a consecutive period of over six years. (Note: first paragraph, amended)

The list of director candidates shall be submitted as a motion to the shareholders' general meeting for resolution. The candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholder(s) individually or jointly holding more than 5% of the total number of the Company's shares carrying voting rights and be elected by the shareholders' general meeting. (Note: second paragraph, added)

A written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall be given to the Company seven (7) days before the date of such shareholders' general meeting. The minimum length of the period for submission of such notices shall be seven (7) days. (Note: third paragraph)

The outside directors shall have sufficient time and necessary knowledge and ability to perform its duties. When an outside director performs his duties, the Company must provide necessary information and independent directors may directly report to the shareholders' meeting, the securities regulatory authority of the State Council and other relevant departments thereon. (Note: fourth paragraph)

The executive directors shall handle matters as authorized by the board of directors. (Note: fifth paragraph)

Directors are natural persons who shall not be required to hold shares in the Company. (Note: sixth paragraph, amended)"

43. The following paragraph is proposed to be added to the Original Articles of Association as Article 107 thereof:

"The following procedures shall have been carried out prior to the election of any non-independent director:

(1) The party nominating any non-independent director candidate shall have obtained the nominee's consent prior to the nomination, and shall be fully aware of such particulars of the nominee in terms of his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently and be responsible for providing to the Company written materials in relation to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a director upon being elected.

(2) If the nomination of a non-independent director candidate occurs before the meeting of the board of directors, the written materials pertaining to the particulars of the nominee described in sub-paragraph (1) of this Article shall, if required under applicable laws, regulations and/or relevant listing rules, be announced together with the resolution of the board of directors in accordance with such requirements.

(3) If an extempore motion proposed for the election of any non-independent director is put forward by shareholder(s) who, individually or jointly, hold(s) more than 5% of the total number of shares of the Company carrying the voting right, or by the supervisory committee, the following documents shall be submitted to the Company sixteen (16) days before the annual general meeting: the intent to nominate a director candidate , the written notice of the nominee expressing his willingness to accept the nomination, and the written materials pertaining to the particulars of the nominee and the nominee's undertakings as mentioned in the preceding sub-paragraph (1) of this Article. Such notices shall not be submitted before the day following the delivery of notice of the relevant meeting for the election of directors and shall be submitted no later than seven (7) days before the date of the relevant general meeting"

44. The following paragraph is proposed to be added to the Original Articles of Association as Article 108 thereof:

"If the controlling interest of the Company's controlling shareholder exceeds 30%, and when a vote is held at the shareholders' general meeting on a resolution to elect a director, an accumulated voting mechanism shall be adopted such that when more than two directors are being elected at a general meeting of the shareholders, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of director candidates; a shareholder may cast all of his votes on one candidate or may split his votes and cast them on more than one candidate."

45. A new Article is proposed to be added to the Original Articles of Association by re-scheduling the fourth paragraph of Article 94 thereof as Article 109.

46. Article 95 of the Original Articles of Association will be renumbered as Article 110 thereof, with sub-paragraph (12) of the first paragraph and the second paragraph thereof being proposed to be amended, two new sub-paragraphs added thereto as sub-paragraphs (8) and (9) of the first paragraph and one new paragraph added thereto as the third paragraph.

Sub-paragraph (12) of the first paragraph and the second paragraph thereof provide that:

"The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

...

...

(12) to exercise any other powers conferred by the shareholders in general meetings and these Articles of Associations.

Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

Sub-paragraph (12) of the first paragraph and the second paragraph thereof are proposed to be amended to read as follows (of which sub-paragraph (12) to be re-numbered as sub-paragraph (14)), two new sub-paragraphs are proposed to be added thereto as sub-paragraphs (8) and (9) thereof, and one paragraph added thereto as the third paragraph:

"The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

...

(8) to decide on other matters of external guarantee other than those requiring approval of the shareholders' general meeting, in accordance with the provisions of laws, administrative regulations and Articles of Associations;

(9) to decide on the general investment, risky investment, connected transactions, charge on asset and other matters of guarantee within the authorization by the shareholders' general meeting;

......

(14) to exercise any other powers as provided by laws, regulations or this Articles of Association and conferred by the shareholders in general meetings.

Other than the board resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (13) of this Article and matters of external guarantee which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board resolutions in respect of all other matters may be passed by the affirmative vote of exceeding one-half of all of the directors.

If any director is associated with the enterprises that are involved in the matters to be resolved by the board meetings, he shall not exercise his voting rights for such matters, and shall not exercise voting rights on behalf of other directors. Such board meetings shall be convened with more than half of the directors who are not connected, and the decisions made by the board meetings shall be passed by more than half of the directors who are not connected. The aforesaid matters to be passed by more than two-thirds of the directors shall be passed by votes of more than two-thirds of the directors who are not connected. If the number of directors attending the board meetings is no less than three, such matters shall be submitted to the Company's general meeting for approval......."

47. The following paragraph is proposed to be added to the Original Articles of Association as Article 111 thereof:

"With the authorization of the board of directors, the chairman of the board is entitled to exercise some of the functions and powers of the board of directors while the board is not in session. The substance of the authorization of the board of directors shall be clear and specific."

48. Article 96 of the Original Articles of Association is proposed to be renumbered as Article 112 thereof.

The first paragraph thereof provides that:

"The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposal, and the amount or value of the consideration for any such disposal of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposal, exceeds 33 % of the value of the Company's fixed assets as shown in the latest balance sheet which was tabled at a shareholders' general meeting."

This paragraph is proposed to be amended to read as follows:

"The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposal, and the amount or value of the consideration for any such disposal of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposal, exceeds 33 % of the value of the Company's fixed assets as shown in the latest balance sheet which was tabled at a shareholders' general meeting. Should there be any inconsistency between the preceding requirements and provisions of the securities exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail."

49. The following paragraph is proposed to be added to the Original Articles of Association as Article 113 thereof:

"The board of directors shall be entitled to make decisions on the investment (including risky investment) or acquisition within the authorization granted by the general meeting, unless otherwise stated in applicable laws, regulations and/or relevant listing rules. The board of directors, however, shall organize experts and professionals to review any significant investment or acquisition beyond the authorization granted by the board of directors, and submit them to the general meeting for approval."

50. Article 97 of the Original Articles of Association will be renumbered as Article 113 thereof, with three new sub-paragraphs being proposed to be added thereto as sub-paragraph (4), (5) and (6) of the first paragraph thereof, and the second paragraph thereof being proposed to be amended:

The second paragraph thereof provides that:

"When the chairman is unable to exercise his powers, such powers shall be exercised by another director who has been designated by the chairman to exercise such powers on his behalf."

Three new sub-paragraphs are proposed to be added thereto as sub-paragraph (4), (5) and (6) of the first paragraph thereof, and the second paragraph is proposed to be amended, to read as follows:

"The chairman of the board of directors shall exercise the following powers:

...

(4) to sign important documents of the board of directors and other documents which should be signed by the legal representative of the Company;

(5) to exercise the functions and powers of the legal representative;

(6) in any emergent force majeure events such as natural disasters, to exercise his special right of disposition in accordance with law and in the interests of the Company, and report to the board of directors and the general meeting of the Company thereafter;

The deputy chairman shall assist the chairman in performing his duties. If the chairman is unable or fails to perform his duties, such duties shall be performed by the deputy chairman; in the event that the deputy chairmen is unable or fails to perform their duties, a director shall be elected jointly by a simple majority of the directors to perform such duties."

51. Article 98 of the Original Articles of Association will be renumbered as Article 115 thereof.

The first paragraph thereof provides that:

"Meetings of the board of directors shall be held at least twice every year and shall be convened by the chairman of the board of directors. All of the directors should be notified of the meeting ten (10) days beforehand. Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by more than one-third of the directors, the chairman of the board of directors or the Company's president, without being subject to the provisions of Article 99 on notice of the meetings."

This paragraph is proposed to be divided into the first and second paragraphs with amendments to read as follows:

"Meetings of the board of directors shall be held at least twice every year and shall be convened by the chairman of the board of directors. All of the directors and supervisors should be notified of the meeting fourteen (14) days beforehand.

The chairman of the board of directors shall, without being subject to the period of notification, convene an extraordinary meeting of the board of directors within ten (10) days in any of the following circumstances:

(1) shareholder(s) representing more than 10% of the voting rights so request(s);

(2) the chairman of the board of directors considers necessary;

(3) more than one-third of the directors so request jointly;

(4) more than half of independent directors so request jointly;

(5) the supervisory committee so requests;

(6) the president of the Company so requests."

52. Article 99 of the Original Articles of Association will be renumbered as Article 116 thereof.

    The second and third paragraphs thereof provide that:

    "Notice of board meetings shall be given by the following methods:

    ...

    (2) For meetings of the board of directors of which the time and venue have not been decided by the board of directors beforehand, the chairman of the board of directors shall notify the directors of the time and venue of such meeting 10 days in advance by telex, by telegram, by facsimile, by express service or by registered mail or by hand, unless otherwise provided for in Article 98.

    (3) The notice shall be written in Chinese and where necessary, may include an English version, and shall contain the meeting agenda. Any director may waive his right to receive notice of the board meeting."

    This paragraph is proposed to be amended to read as follows:

    "Notice of board meetings shall be given by the following methods:

    ...

    (2) For meetings of the board of directors of which the time and venue have not been decided by the board of directors beforehand, the chairman of the board of directors shall notify the directors and supervisors of the time and venue of such meeting 14 days in advance by telex, by telegram, by facsimile, by express service or by registered mail or by hand, unless otherwise provided for in Article 115.

    (3) The notice shall be written in Chinese and where necessary, may include an English version. Any director may waive his right to receive notice of the board meeting."

53. Article 101 of the Original Articles of Association will be renumbered as Article 118 thereof.

    This Article provides that:

    "A board meeting shall only be convened if more than half of the board of directors are present (including any directors appointed in writing pursuant to Article 102 to attend the meeting as the representatives of other directors). Each director has one vote. Any resolution requires the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal division of votes, the chairman of the board of directors is entitled to a casting vote."

This Article is proposed to be amended to read as follows:

"A board meeting shall only be convened if a majority of the board of directors are present (including any directors appointed in writing pursuant to Article 119 to attend the meeting as the representatives of other directors). Each director has one vote. Any resolution requires the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal votes, the chairman of the board of directors is entitled to a casting vote."

54. Article 102 of the Original Articles of Association will be renumbered as Article 119 thereof, with a new paragraph, reading as follows, being proposed to be added thereto as the third paragraph thereof:

"In case a director has failed to be present in person at any two consecutive board meetings, nor authorized another director to be present at the board meeting on his behalf, he shall be considered unable to fulfill his responsibilities as a director, and the board of directors shall accordingly suggest the shareholders' general meeting making a replacement."

55. Article 104 of the Original Articles of Association will be renumbered as Article 121, with the first paragraph being proposed to be amended and the second paragraph deleted.

The first paragraph thereof provides that:

"The board of directors shall keep minutes of resolutions passed at meetings of the board of directors in Chinese. Opinions of the independent (non-executive) directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the chairman in writing within one week after receipt of the meeting minutes. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes after they are finalised. The minutes of board meetings shall be kept at the premises of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director."

This is proposed to be amended to read as follows:

"The board of directors shall keep minutes of resolutions passed at meetings of the board of directors in Chinese. Any director present at a meeting is entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Opinions of the independent (non-executive) directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the chairman in writing within one week after receipt of the meeting minutes. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes after they are finalised. The minutes of board meetings shall be permanently kept at the premises of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director."

56. The following paragraph is proposed to be added to the Original Articles of Association as Article 122 thereof:

"Any written resolution by the directors but not signed in accordance with the statutory procedure shall have no legal effect as a resolution of the meeting of the board of directors even if each director has expressed his opinion by different means.

Any directors who have voted for a resolution passed at a board meeting which is however in violation of the law, administrative regulations, the Company's Articles of Association or any resolutions of a general meeting shall be directly liable. If it can be proved that a director has voted against such a resolution and that such objection was recorded in the minutes of the meeting, such director may be released from any liability. Any director who has cast abstention vote, or who has been absent at the meeting and has not authorized another person to be present on his behalf at the meeting, may not be released from such liability. Similarly, any director who has clearly expressed his opposition during the discussion but has not voted against the relevant resolution may not be released from liability."

57. A new Article is added to the Original Articles of Association by re-scheduling the third paragraph of Article 94 thereof as Article 123 thereof.

58. A new Article, reading as follows, is proposed to be added to the Original Articles of Association as Article 124 thereof:

"A director may resign before his term of office expires. Any director who intends to resign shall submit a written letter of resignation to the board of directors. In addition to this, any independent director who intends to resign shall explain the issues and circumstances related to his resignation or any other issues or circumstances that he considers necessary to be brought to the attention of the Company's shareholders or creditors.

If a director's resignation results in the then number of members of the board of directors to fall below the minimum required quorum of the board of directors, that director's resignation shall not come into effect until the vacancy resulting from his resignation is filled by his successor. Other directors shall convene an extraordinary shareholder's general meeting to elect a new director therefor as soon as possible. Before such a shareholders' general meeting makes its resolution on the election, the functions and the powers of the relevant director who has tendered his resignation and those of the other members of the board of directors shall be subject to reasonable restrictions.

If an independent director's resignation results in the proportion of the then remaining independent directors to the total number of directors in the board being less than minimum ratio required by any relevant regulatory authorities, that independent director's resignation shall not come into effect until his vacancy is filled by his successor."

59. A new Chapter of "Independent Directors" is proposed to be added the Original Articles of Association as Chapter XI thereof, which comprises Articles 125 to 131 being proposed to read as follows:

Article 125 An independent director candidate of the Company shall be nominated by the board of directors, the supervisory committee, or shareholder(s) individually or jointly holding more than 1% of the total number of shares carrying the right to vote, and shall be elected by a shareholders' general meeting of the Company.

(1) The party nominating any independent director candidate shall have obtained the nominee's consent prior to the nomination, and shall be fully aware of such particulars of the nominee in terms of his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently and be responsible for providing to the Company written materials in relation to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a director upon being elected.

(2) The party nominating any independent director shall give his opinions as to the nominee's qualification and independency as an independent director. If required under any applicable laws, regulations and/or the applicable listing rules, the nominee shall make a public announcement in accordance with such requirements stating that there exists no relationship between the Company and him that affects his independent and objective judgment.

(3) If the nomination of an independent director candidate occurs before the meeting of the board of directors, the written materials pertaining to the particulars of the nominee described in paragraphs (1) and (2) of this Article shall, if required under applicable laws, regulations and/or relevant listing rules, be announced together with the resolution of the board of directors in accordance with such requirements.

(4) If an extempore motion proposed at a general meeting for the election of any independent director is put forward by shareholder(s) who, individually or jointly, hold(s) more than 5% of the total number of shares of the Company carrying the voting right, or by the supervisory committee, the following documents shall be submitted to the Company sixteen (16) days before the annual general meeting: the intent to nominate a director candidate , the written notice of the nominee expressing his willingness to accept the nomination, and the written materials pertaining to the particulars of the nominee and the nominee's undertakings as mentioned in the preceding paragraphs (1) and (2) of this Article.

(5) Before the shareholders' general meeting for the election of the independent director, if required under any applicable laws, regulations and/or the relevant listing rules, the Company shall submit the relevant materials concerning the

nominee to the securities regulatory authority of the State Council, relevant local official agencies of the securities regulatory authority of the State Council in the area in which the Company is located, and the stock exchange(s) and relevant regulatory authorities on which the Company's shares are listed. If the board of directors disputes the particulars pertaining to the nominee, it shall also submit its written opinions to the relevant authorities. If the securities regulatory authority of the State Council objects to a nominee, such person may not be an independent director candidate. When the shareholders' general meeting is convened for the election of the independent director, the board of directors of the Company shall explain whether the securities regulatory authority of the State Council objects to the relevant nominee.

Article 126 The independent director shall meet the following basic requirements:

(1) He shall be qualified to take the position of a director in accordance with the law, administrative regulations and other relevant requirements;

(2) He shall be independent as is required by applicable laws, administrative regulations, departmental provisions and the relevant listing rules;

(3) He shall have basic knowledge of the operation of a listed company, and is familiar with relevant laws, administrative regulations, provisions and rules (including but not limited to accounting principles);

(4) He shall have more than five (5) years' legal or economic working experience or other working experience necessary for the discharge of the duties of an independent director;

(5) He shall meet other conditions provided for under the Company's Articles of Association.

Article 127 The independent director shall be independent. Unless otherwise provided for under applicable laws, regulations and/or the relevant listing rules, the following persons shall not be the Company's independent directors:

(1) Staff of the Company or its subsidiaries, their lineal relatives or persons who have a significant social relationship with any of them (lineal relatives referring to persons being spouse, parents and children; and significant social relationship being relationship of brothers and sisters, parents-in-law, children-in-law, spouse of brothers and sisters, and the spouse's brothers and sisters);

(2) Any natural person who directly or indirectly holds more than 1% of the Company's shares in issue, or any natural person shareholder who is among the ten largest shareholders of the Company, and his lineal relatives;

(3) Any employee of any corporate shareholder that directly or indirectly holds more than 5% of the Company's shares in issue, or any employee of any of the five largest corporate shareholders of the Company, and his lineal relatives;

(4) Any person who was a person mentioned in any of the aforesaid three categories during the last one year;

(5) Any person who provides financial, legal or advisory services to the Company or to its subsidiaries;

(6) Any person who has been determined as being improper to serve as an independent director by the securities regulatory authority of the State Council.

Article 128 The board of directors shall propose to the shareholders' general meeting to dismiss or replace the independent director who has not been present in person for three times consecutively at board meetings. Except for the persons mentioned above and those stipulated under the Company Law as being improper to serve as an independent director, the independent director shall not be dismissed until the expiry of his term of office without reason. The Company shall disclose the early dismissal as a matter of special disclosure item, while the independent director concerned who believes that his dismissal has been unreasonably made may make a public announcement.

Article 129 In addition to the functions and powers stipulated by the Company Law, other relevant laws, administrative regulations and regulations and the Articles of Association, the independent directors shall have the following specific functions and powers:

(1) In respect of major connected transactions (as determined by the criteria announced by the competent regulatory authority from time to time) that shall be considered at the shareholders' general meeting as required by the law, regulations and applicable listing rules, and in respect of appointment and removal of the Company's accounting firm (if required under applicable laws, regulations and/or applicable listing rules), the relevant requirements shall be observed; and if more than half of the independent directors approve the relevant matters, it shall be put forward to the board of directors for review. The resolution of the board of directors in respect of the Company's connected transactions shall not become effective until each independent director has signed for the resolution. Before any independent director arrives at his decision, he may employ agency firms to provide an independent financial report as the basis of his decision;

(2) Independent directors shall propose to the board of directors in respect of proposals to retain or dismiss an accounting firm;

(3) Independent directors may request the board of directors to convene extraordinary shareholders' general meetings;

(4) Independent directors shall propose to convene board meetings;

(5) Independent directors shall appoint external auditors and consulting advisors;

(6) Independent directors may publicly canvass for votes from shareholders prior to shareholders' general meetings;

(7) Independent directors may directly report to the shareholders' general meeting, the securities regulatory authority of the State Council, and other relevant authorities.

Independent directors shall obtain the consent from more than half of the total number of independent directors in the exercise of their functions and powers provided for under sub-paragraphs (2), (3), (4), (6) and (7) of this Article, and from all of the independent directors in the exercise of their functions and powers provided for under sub-paragraph (5) of this Article.

Article 130 In addition to exercising the above-mentioned functions and powers, the independent directors shall provide independent opinions to the board of directors or the shareholders' general meetings concerning the following issues:

(1) Nomination, appointment and dismissal of directors;

(2) Appointment or dismissal of any member of the Company's senior management;

(3) Remuneration of directors and members of the Company's senior management;

(4) Issues that the independent directors consider possible to impair on the rights and interests of minority shareholders;

(5) Important capital transfers between the Company and the shareholders or between the Company and its connected enterprises;

(6) Distribution plans of the cash profits that the board of directors has not made;

(7) Other issues regulated by applicable laws, regulations and the Articles of Association.

Each of the independent directors shall provide his comments on the above issues by way of: either agreeing to the relevant proposal; reserving his opinion with reasons; objecting to the relevant proposal with reasons; or expressing his view as not being able to provide his comments and his difficulties thereof.

Article 131 The independent directors shall submit their annual report of the work undertaken to the shareholders' general meeting of the Company accounting for their performance of duties."

60. Article 105 of the Original Articles of Association shall be renumbered as Article 132.

Sub-paragraph 3 of the second paragraph of the Original Articles of Association provide that:

"The Strategy and Investment Committee shall be accountable to the board of directors and exercise the following functions:

...

(3) determine the establishment, merger and demerger of the subsidiaries of the Company;

..."

This paragraph is proposed to be amended to read as follows:

"The Strategy and Investment Committee shall be accountable to the board of directors and exercise the following functions:

...

(3) determine the establishment, merger and demerger of the material subsidiaries of the Company;

..."

61. Article 109 of the Original Articles of Association will be renumbered as Article 136 thereof.

Sub-paragraph (10) of the second paragraph thereof provides that:

"The main responsibilities of the secretary of the board of directors include:

...

(10) to exercise other powers and duties authorized by the board of directors and other powers and duties required in the overseas listing jurisdiction."

This sub-paragraph is proposed to be amended to read as follows:

"The main responsibilities of the secretary of the board of directors include:

...

(10) to exercise other powers and duties authorized by the board of directors and other powers and duties required under the law of jurisdiction in which the Company's shares are listed or relevant provisions of the securities exchange located therein."

62. Article 110 of the Original Articles of Association will be renumbered as Article 137 thereof.

This Article provides that:

"A director or other senior officer of the Company may also act as the secretary of the board of directors. The certified public accounting firm which has been appointed by the Company to act as its auditors shall not act as the secretary of the board of directors."

This is proposed to be amended to read as follows:

"A director or other senior officer of the Company (excluding the president and financial controller) may also act as the secretary of the board of directors. The certified public accounting firm which has been appointed by the Company to act as its auditors shall not act as the secretary of the board of directors."

63. Article 112 of the Original Articles of Association will be renumbered as Article 139, with a new paragraph, reading as follows, being proposed to be added thereto as the third paragraph thereof:

"A director may also act as the president, deputy president or other senior officer. However, directors who do so shall not exceed half of the total number of directors."

64. The following paragraph is proposed to be added to the Original Articles of Association as Article 140 thereof:

"The term of office of the president shall be three years and renewable upon re-election."

65. Article 113 of the Original Articles of Association will be renumbered as Article 141 thereof, with two new sub-paragraphs, reading as follows, being proposed to be added thereto as sub-paragraphs (10) and (11) thereof:

"The president shall be accountable to the board of directors and shall exercise the following functions and powers:

...

(10) to propose the salary, welfare, awards and punishment for the staff of the Company and to make decision on employment or dismissal of the staff of the Company; and

(11) to propose to convene extraordinary meetings of the board of directors;

..."

66. The following paragraph is proposed to be added to the Original Articles of Association as Article 142 thereof:

    "The president shall report to the board of directors, or report at the request of the supervisory committee, the signing, execution, capital operation and profit and loss of the Company's major contracts. The president shall ensure the authenticity of the report."

67. The following paragraph is proposed to be added to the Original Articles of Association as Article 143 thereof:

    "The president shall in advance consult the employees before making decisions on issues related to their own interests such as salary, welfare, production safety and work, labor insurance and termination of appointment (or dismissal)."

68. Article 117 of the Original Articles of Association will be renumbered as Article 147.

    The first paragraph thereof provides that:

    "The supervisory committee shall comprise five (5) supervisors including outside supervisors (hereinafter meaning supervisors who do not hold office in the Company) who shall constitute more than half of the supervisory committee. The supervisory committee shall have one (1) chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment."

    This is proposed to be amended to read as follows:

    "The supervisory committee shall compose of five (5) supervisors including outside supervisors (hereinafter meaning supervisors who do not hold office in the Company) who shall constitute more than half of the supervisory committee. The number of supervisors who are employee representatives shall constitute no less than one-third of the members of the supervisory committee. The supervisory committee shall have one (1) chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment."

69. The Article 118 of the Original Articles of Association will be renumbered as Article 148.

    The first paragraph thereof provides that:

    "The supervisory committee shall include four (4) supervisors who shall represent the shareholders (hereinafter including qualified outside supervisors) and one (1) supervisor who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically."

This paragraph is proposed to be amended to read as follows:

"The supervisory committee shall include three (3) supervisors who shall represent the shareholders (all of which are outside supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically."

70. The following paragraph is proposed to be added to the Original Articles of Association as Article 149 thereof:

"The list of supervisor candidates representing the shareholders shall be submitted as a motion to the shareholders' general meeting for resolution. Such supervisor candidates shall be nominated by the board of directors, the supervisory committee and the shareholder(s) individually or jointly holding more than 5% of the total number of shares of the Company carrying voting rights. The election and removal of such supervisors shall be determined at the shareholders' general meeting of the Company."

71. Article 120 of the Original Articles of Association will be renumbered as Article 151 thereof.

This Article provides that:

"Meetings of the supervisory committee shall be held at least once every year, and shall be convened by the chairman of the supervisory committee."

This is proposed to be amended to read as follows:

"Meetings of the supervisory committee shall be held at least once every six months, and shall be convened and chaired by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable or has failed to perform his duties, a supervisor shall be elected by a simple majority of supervisors to convene and chair meetings of the supervisory committee. Notices convening meetings of the supervisory committee shall be delivered to all supervisors no less than 10 days before the meeting is convened."

72. The following paragraph is proposed to be added to the Original Articles of Association as Article 152 thereof:

"If any supervisor fails to attend meetings of the supervisory committee in person twice consecutively, nor appoints another supervisors to be present on his behalf, he shall be deemed incapable of performing his responsibilities and the shareholders' general meeting or the employee representatives' meeting shall remove that supervisor."

73. The following paragraph is proposed to be added to the Original Articles of Association as Article 153 thereof:

"If supervisors have not been re-elected in time when the terms of service of the current supervisors have expired, or any supervisor's resignation before his term of service expires causes the number of supervisors to be less than the required quorum, the supervisors whose terms have just expired shall continue to perform their duties in accordance with the provisions of the laws, administrative regulations and articles of association until the vacancy has been filled by another elected supervisor."

74. Article 121 of the Original Articles of Association will be renumbered as Article 154.

(1) Sub-paragraph (7) of the first paragraph thereof is proposed to be re-scheduled as sub-paragraph (9) and amended, with two new sub-paragraphs (5) and (7) to be added thereto.

The first paragraph thereof provides that:

"The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

...

(7) other functions and powers specified in the Articles of Association."

This paragraph is proposed to be amended to read as follows:

"The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

...

(5) to propose an extempore motion at the general meeting;

...

(7) to propose to convene an extraordinary board meeting;

...

(9) other functions and powers specified in the law, administrative regulations and the Articles of Association and provided by the shareholders' general meeting."

(2) The second paragraph thereof provides that:

"The supervisory committee may make recommendations on the appointment of accounting firm by the Company, may appoint another accounting firm in the name of the Company when necessary to examine financial affairs of the Company independently, and may directly report relevant information to the securities authorities of the State Council and other relevant authorities."

This paragraph is proposed to be amended to read as follows:

"The supervisory committee may make recommendations on the appointment of accounting firm by the Company, may appoint another accounting firm in the name of the Company when necessary to examine financial affairs of the Company independently, and may directly report relevant information to the securities regulatory authority of the State Council and other relevant authorities."

75. The following paragraph is proposed to be added as Article 155 of the Articles of Association:

"The supervisory committee may request for the directors, president, deputy president and other senior officers, internal and external accounting officers to attend meetings of the supervisory committee and answer to the questions raised by the supervisory committee."

76. The following paragraph is proposed to be added as Article 157 of the Articles of Association:

"The supervisory committee shall produce minutes in respect of resolutions of the meetings, and the supervisors and recorder(s) attending the meetings shall sign the minutes. Each supervisor shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be kept well and permanently as important records of the Company."

77. Article 125 of the Original Articles of Association will be renumbered as Article 160.

(1) Sub-paragraphs (3) of the first paragraph of this Article is proposed to be amended and a new sub-paragraphs is proposed to be added thereto as sub-paragraph (11) of the first paragraph thereof.

Sub-paragraphs (3) of the first paragraph of this Article provides that:

"A person may not serve as a director, supervisor, president, deputy president or any other senior officer of the Company if any of the following circumstances apply:

...

(3) a person who is a former director, factory manager or manager of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

..."

Sub-paragraph (3) of the first paragraph of this Article is proposed to be amended and a new sub-paragraphs is proposed to be added thereto as sub-paragraphs (11) of the first paragraph thereof:

"A person may not serve as a director, supervisor, president, deputy president or any other senior officer of the Company if any of the following circumstances apply:

...

(3) a person who is a former director, factory manager or manager of a company or enterprise which has been dissolved or put into liquidation and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

...

(11) a person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed."

(2) The following paragraph is proposed to be added thereto as the second paragraph thereof:

"In case any of the above circumstances occurs in respect of any director in service, the board of directors shall terminate all functions and powers of that director on the date on which the circumstance has become known to it and shall suggest the shareholders' general meeting to remove that director. In case any of the above circumstances occurs to the president in service, the board of directors shall terminate all functions and powers of the president on the date on which the circumstance has become known to it and shall convene a board meeting to remove that president. In case any of the above circumstances occurs to any supervisor in service, the supervisory committee shall terminate all the functions and powers of that supervisor on the date on which the circumstance has become known to it and shall suggest the shareholders' general meeting or employee representatives' meeting to remove that supervisor."

78. The following paragraph is proposed to be added to the Original Articles of Association as Article 161 thereof:

"Unless otherwise stipulated under the Articles of Association or legally authorized by the board of directors, any director shall not act on behalf of the Company or the board of directors in his own name. When a director acts in his own name, a third party could reasonably believe that he is acting on behalf of the Company or the board of directors. Thus he shall first declare his position and status."

79. Article 128 of the Original Articles of Association will be renumbered as Article 164.

This Article provides that:

"Each of the Company's directors, supervisors, president and other senior officers owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonable and prudent person would exercise in similar circumstances."

This Article is proposed to be amended to read as follows:

"Each of the Company's directors, supervisors, president, deputy president and other senior officers owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonable and prudent person would exercise in similar circumstances, including but not limited to such criteria and guidelines providing for the professional ethics of the Company's staff as prescribed by the Company."

80. Article 129 of the Original Articles of Association will be renumbered as Article 165.

    Paragraph (11) thereof provides that:

    "not to misappropriate the Company's funds nor to lend such funds to any person, not to use the Company's assets to set up deposit accounts in his own name or in any name nor to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;"

    This paragraph is proposed to be amended to read as follows:

    "not to misappropriate the Company's funds, not to use the Company's assets to set up deposit accounts in his own name or in any other name nor to lend the Company's funds to any person, nor use the Company's assets to provide any guarantee for any person without prior consent of the general meeting when aware of this matter;"

81. The following paragraph is proposed to be added to the Original Articles of Association as Article 166 thereof:

    "When the general meeting requires the directors, supervisors, president, deputy presidents and other senior officers to attend the meeting, the directors, supervisors, president, deputy presidents and other senior officers shall so attend and answer shareholders' questions.

    The directors, president, deputy presidents and other senior officers shall provide the supervisory committee of true and relevant information and shall not hamper the supervisory committee's performance of duties."

82. Article 131 of the Original Articles of Association will be renumbered as Article 168.

    This Article provides that:

    "The fiduciary duties of the directors, supervisors, president and other senior officers of the Company do not necessarily cease upon termination of their term of office. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their term of office. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, president and other senior officer on the one hand and the Company on the other hand was terminated."

This Article is proposed to be amended to read as follows:

"The fiduciary duties of the directors, supervisors, president, vice president and other senior officers of the Company do not necessarily cease when they resign or upon the termination of their term of office. Such officers shall continue to observe their respective fiduciary duties at any time before the resignation or expiry of term of office, as the case may be, becomes effective and for a reasonable period thereafter. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their term of office until such secrets become publicly known. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, president and other senior officer on the one hand and the Company on the other hand was terminated."

83. The following paragraph is proposed to be added to the Original Articles of Association as Article 169 thereof:

"Any director, supervisor, president, deputy president or other senior officer of the Company who has left his office without authorization before his term of office expires and thereby caused the Company to incur a loss shall be liable to the Company for compensation."

84. Article 133 of the Original Articles of Association will be renumbered as Article 171.

The second paragraph thereof provides that:

"Subject to the exceptions provided by these Articles of Association, a director shall not vote at the relevant meeting of the board of directors in respect of any contract, transaction or arrangement in which he, or his associates (as defined by the applicable listing rules), are materially interested and he shall not be counted as part of the quorum of such meeting."

This paragraph is proposed to be amended to read as follows:

"Subject to the exceptions provided by these Articles of Association, a director shall not vote at the relevant meeting of the board of directors in respect of any contract, transaction or arrangement in which he, or his associates (as defined by the applicable listing rules which may be revised from time to time), are materially interested and he shall not be counted as part of the quorum of such meeting."

85. The following paragraph is proposed to be added to the Original Articles of Association as Article 178 thereof:

"Subject to the approval of the shareholders' general meeting, the Company may purchase liability insurance for its directors, supervisors, president, deputy president and other senior officers, except for liabilities arising from the violation of laws, administrative regulations or the Articles of Association of the Company."

86. Chapter XVI of the Original Articles of Association will be renumbered as Chapter XVII thereof, with its title being proposed to be changed from "Financial and Accounting System and Profit Distribution" to "Financial Accounting System, Profit Distribution and Auditing".

87. Article 144 of the Original Articles of Association will be renumbered as Article 183.

The third paragraph thereof provides that:

"At the end of each fiscal year, the Company shall prepare a financial report which shall be audited and verified in a manner prescribed by law."

This paragraph is proposed to be amended to read as follows:

"At the end of each fiscal year, the Company shall prepare a financial report which shall be audited and verified by an accounting firm in a manner prescribed by law."

88. Article 149 of the Original Articles of Association will be renumbered as Article 188.

This Article provides that:

"The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year."

This Article is proposed to be amended to read as follows:

"The Company shall publish its financial reports four times every fiscal year, that is, the first quarterly financial report shall be published within thirty (30) days after the expiration of the first three (3) months of each fiscal year; the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the third quarterly financial report shall be published within thirty (30) days after the expiration of the first nine (9) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year."

89. The following paragraph is proposed to be added to the Original Articles of Association as Article 189 thereof:

"The Company's annual financial report and interim report for any mid-year profit distribution should include the following:

(1) Balance sheet;

(2) Income statement;

(3) Statement of profit distribution;

(4) Cash flow statement;

(5) Notes to financial statements.

If the Company does not make a mid-year profit distribution, the interim report shall include the above-mentioned financial statements and notes except that set out in the preceding sub-paragraph (3)."

90. The following paragraph is proposed to be added to the Original Articles of Association as Article 191 thereof:

"The Company shall adopt initiative methods of profit distribution and pay attention to investors' reasonable investment return.

The Company's board of directors shall announce in the periodical report the reasons if no plan of cash profit distribution is made and the independent directors shall give independent opinions.

If the shareholder improperly appropriates the Company's capital, the Company should deduct the cash bonus distributed to the shareholder so as to reimburse the appropriated capital."

91. Article 151 of the Original Articles of Association will be renumbered as Article 192.

This Article provides that:

"When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits to the Company's statutory common reserve fund and 5% to 10% to the Company's statutory common welfare fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund and the statutory common welfare fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions to discretionary common reserve funds.

After making up for the losses and making contributions to the common reserve fund and the statutory common welfare fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings."

This Article is proposed to be amended to read as follows:

"When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits, based on the net profits of the Company calculated in accordance with the accounting principles adopted in the People's Republic of China, to the Company's statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous years, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions from its after-tax profits to discretionary common reserve funds.

After making up for the losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings. Such profit distribution shall not be applied to shares held by the Company."

92. Article 154 of the Original Articles of Association will be renumbered as Article 195.

This Article provides that:

"The common reserve funds (including the statutory common reserve fund, discretionary common reserve fund and capital surplus fund) of the Company shall only be applied to make up for losses, expanding the Company's production and operation or capitalization.

If a general meeting of the Company resolves to capitalize any common reserve fund, the Company shall issue new shares to the existing shares in proportion to their respective

shareholdings or increase the par value of each share provided that when capitalizing the statutory common reserve fund, the balance of such fund shall not be less than 25% of the registered capital."

This Article is proposed to be amended to read as follows:

"The common reserve funds (including the statutory common reserve fund, discretionary common reserve fund and capital surplus fund) of the Company shall only be applied to make up for losses, expanding the Company's production and operation or capitalization. However, the capital surplus fund may not be applied for making up for losses.

When capitalizing the statutory common reserve fund, the balance of such fund shall not be less than 25% of the registered capital before the capitalization."

93. The following paragraph is proposed to be added to the Original Articles of Association as Article 197 thereof:

"The Company's board of directors must complete the distribution of dividends (in cash or in kind in the form of shares) within two months after the shareholders' meeting resolution approving the relevant profit distribution proposal."

94. The following paragraph is proposed to be added to the Original Articles of Association as Article 204 thereof:

"The Company shall implement an internal audit system and appoint full time auditors to carry out internal auditing and supervision of the Company's financial income and expenses and economic activities."

95. The following paragraph is proposed to be added to the Original Articles of Association as Article 205 thereof:

"The Company's internal auditing system and the responsibilities of the auditing personnel should be carried out after obtaining approval by the board of directors. The auditor-in-chief shall be accountable and respond to the board of directors."

96. Article 162 of the Original Articles of Association will be renumbered as Article 206.

The first paragraph thereof provides that:

"The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports."

This paragraph is proposed to be amended to read as follows:

"The Company should appoint an independent accounting firm which complies with the relevant requirements of the People's Republic of China to audit its annual accounts, review its other financial reports, carry out net asset verifications and provide other related consulting services."

97. Article 163 of the Original Articles of Association will be renumbered as Article 207.

This Article provides that:

"The accounting firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders."

This Article is proposed to be amended to read as follows:

"The term of office of an accounting firm appointed by the Company shall be one year, commencing from the conclusion of the annual general meeting and expires at the conclusion of the next annual general meeting. At the expiry of such term, the relevant accounting firm may be re-appointed."

98. Article 168 of the Original Articles of Association will be renumbered as Article 212:

The first paragraph thereof provides that:

"The Company's appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the securities authority of the State Council."

This paragraph is proposed to be amended to read as follows:

"Decisions to appoint, remove or not to renew the services of an accounting firm shall be made by the shareholders in general meetings and shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be disclosed in the relevant newspapers. When necessary, the reason for the change shall be stated. Further, any such decision shall be filed with the securities regulatory authority of the State Council and the Institute of Certified Public Accountants of the People's Republic of China"

99. Article 169 of the Original Articles of Association will be renumbered as Article 213.

The first paragraph thereof provides that:

"Prior notice should be given to the accounting firm if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders' general meeting. Where the accounting firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company."

This paragraph is proposed to be amended to read as follows:

"If the Company dismisses or does not continue with the re-appointment of its accounting firm, it should advice the accounting firm ten days in advance, and the accounting firm

shall have the right to present its views at the shareholders' general meeting. When the accounting firm considers that the grounds on which the Company decided to dismiss its service or not to renew its appointment are unjustified, it may file a complaint with the securities regulatory authority of the State Council and the Institute of Chartered Public Accountants of the People's Republic of China. If an accounting firm resigns, it shall be under an obligation to inform the shareholders in general meetings as to whether or not there is any impropriety with the Company's affairs."

100. Article 170 of the Original Articles of Association will be renumbered as Article 214. The first paragraph thereof is proposed to be amended and two new paragraphs are proposed to be added as the second and third paragraphs thereof.

The first paragraph thereof provides that:

"In the event of the merger or demerger of the Company, a plan shall be presented by the Company's board of directors and shall be approved in accordance with the procedures stipulated in the Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or demerger shall have the right to demand the Company or the shareholders who consent to the plan of merger or demerger to acquire such dissenting shareholders' shareholding at a fair price."

The first paragraph is proposed to be amended and two new paragraphs are proposed to be added as the second and third paragraphs thereof as follows:

"The Company shall be merged or divided in accordance with the law. The merger or division of the Company shall be carried out in accordance with the following procedures:

(1) The board of directors proposes an agenda for the merger or division of the Company;

(2) The shareholders in general meetings shall pass a resolution in accordance with the provisions under the Articles of Association;

(3) The relevant parties shall enter into an agreement for the merger or division;

(4) The relevant examination and approval procedures shall be carried out in accordance with the law;

(5) The various merger or division matters, such as creditors' rights and debts and the disposal of claims, etc., shall be carried out;

(6) The registration of dissolution or registration of the change shall be carried out.

When the Company is merged or divided, the board of directors shall take necessary measures to safeguard the legitimate rights and interests of the shareholders who oppose the Company's merger or division proposal.

Shareholders who oppose the Company's merger or division proposal are entitled to require the Company or the shareholders who agree to the Company's merger or division proposal to purchase their shares at a fair price."

101. Article 171 of the Original Articles of Association will be renumbered as Article 215.

The second paragraph thereof provides that:

"In the event of the Company's merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within 10 days from the date of the Company's merger resolution and shall publish a public notice in a newspaper at least 3 times within 30 days of the date of such resolution."

The paragraph is proposed to be amended to read as follows:

"In the event of the Company's merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within 10 days from the date of the Company's merger resolution and shall publish a public notice in a newspaper within 30 days of the date of such resolution."

102. Article 172 of the Original Articles of Association will be renumbered as Article 216.

The second and third paragraphs thereof provide that:

"In the event of demerger of the Company, the parties to such demerger shall enter into a demerger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within ten (10) days of the date of the Company's demerger resolution and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company's demerger resolution.

Debts of the Company prior to demerger shall be assumed by the companies arising from the demerger in accordance with the agreement of the parties."

The paragraphs are proposed to be amended to read as follows:

"In the event of demerger of the Company, the parties to such demerger shall enter into a demerger agreement and prepare a balance sheet and an inventory of properties. The Company shall notify its creditors within ten (10) days of the date of the Company's demerger resolution and shall publish a public notice in a newspaper within thirty (30) days of the date of the Company's demerger resolution.

The debts of the Company prior to demerger shall be assumed as joint liability by the companies arising from the demerger, except for those which written agreement has been reached with the creditor in respect of repayment of the debts prior to the demerger."

103. Article 174 of the Original Articles of Association will be renumbered as Article 218.

The fourth paragraph thereof provides that:

"The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

...

(4) the Company is ordered to close down pursuant to laws because of its violation of laws and administrative regulations."

The fourth paragraph is proposed to be amended to read as follows, and a fifth paragraph, reading as follows, is proposed to be added:

"The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

...

(4) the business licence of Company is suspended, ordered to close down or is revoked;

(5) there is severe difficulty in the operation and management of the Company, the subsisting of the Company will incur substantial damage to the shareholders' interests, it may not be solved by other means, shareholders holding over 10% of the total voting rights of shareholders of the Company request the People's court to dissolve the company, and the People's Court dissolves the Company according to laws."

104. Article 175 of the Original Articles of Association will be renumbered as Article 219. The first paragraph thereof is proposed to be amended, a new paragraph is proposed to be added as the second paragraph thereof and the third paragraph thereof is proposed to be deleted:

The first and third paragraphs thereof provide that:

"A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the time limit, the creditors may apply to the People's Court for appointment of relevant persons to form a liquidation committee and carry out liquidation.

...

Where the Company is dissolved under sub-paragraph (4) of the preceding Article, the relevant governing authorities shall organise the shareholders, relevant organisations and professional personnel to establish a liquidation committee to carry out the liquidation."

This first paragraph thereof is proposed to be amended, a new paragraph is proposed to be added as the second paragraph thereof and the third paragraph thereof is proposed to be deleted, reading as follows:

"A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1), (4) and (5) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the time limit, the creditors may apply to the People's Court for appointment of relevant persons to form a liquidation committee and carry out liquidation.

Where the Company is dissolved under the condition of sub-paragraph (2) of the preceding Article, all relevant parties to merger or demerger shall handle the liquidation in accordance with the agreement of merger or demerger reached between them.

..."

105. Article 177 of the Original Articles of Association will be renumbered as Article 221.

This Article provides that:

"The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper at least three (3) times. The registration of creditors' rights shall be conducted by the liquidation committee."

This Article is proposed to be amended to read as follows:

"The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper. The registration of creditors' rights shall be conducted by the liquidation committee. During the period of the claim for creditors' rights, the liquidation committee shall not repay the creditors."

106. Article 178 of the Original Articles of Association will be renumbered as Article 222.

The second and fourth paragraphs thereof provide that:

"During the liquidation period, the liquidation committee shall exercise the following functions and powers:

...

(2) to notify the creditors or to publish public announcements;

...

(4) to pay all outstanding taxes;

..."

The paragraphs thereof are proposed to be amended to read as follows:

"During the liquidation period, the liquidation committee shall exercise the following functions and powers:

...

(2) to notify the creditors and to publish public announcements;

...

(4) to pay all outstanding taxes and to the taxes incurred during the liquidation process;

..."

107. Article 179 of the Original Articles of Association will be renumbered as Article 223.

The second and fourth paragraphs thereof provide that:

"...

After the payment of liquidation expenses with priority, the Company's assets shall be distributed in accordance with the following sequence: (i) salaries and labour insurance expenses of employees of the Company; (ii) outstanding taxes; (iii) bank loans, debt securities of the Company and other debts of the Company.

...

During the liquidation period, the Company shall not commence any new business activities."

The paragraphs thereof are proposed to be amended to read as follows:

"...

After the payment of liquidation expenses with priority, the Company's assets shall be distributed in accordance with the following sequence: (i) salaries of employees of the Company; (ii) social insurance fees and statutory compensation; (iii) outstanding taxes; (iv) bank loans, debt securities of the Company and other debts of the Company.

...

During the liquidation period, the Company shall not commence any new business activities not related to liquidation."

108. The following paragraph is proposed to be added to the Original Articles of Association as Article 227 thereof:

"Any amendment to the Articles of Association shall be made in accordance with the following procedures:

(1) The board of directors shall pass any resolution in accordance with the Articles of Association, prepare any resolution on amendments to the Articles of Association in accordance with the Articles of Association. Alternatively, the shareholders may propose a resolution on amendment to the Articles of Association;

(2) The shareholders shall be notified of the proposed amendments, and a shareholders' general meeting shall be convened for voting;

(3) Any content of the amendments submitted to the shareholders' general meeting for voting shall be passed by a special resolution."

109. A new Article, reading as follows, is proposed to be added to the Original Articles of Association as Article 228 thereof:

"The Articles of Association of the Company shall be amended upon the occurrence of any of the following events:

(1) After any amendment to the Company Law of the People's Republic of China or other relevant laws and administrative regulations, any provision under the Articles of Association conflicts with the provisions of the amended law or regulations;

(2) A change occurs to the Company resulting in an inconsistency with the Articles of Association;

(3) The Company's shareholders in general meetings decide to amend the Articles of Association of the Company."

110. Article 184 of the Original Articles of Association will be renumbered as Article 230:

This Article provides that:

"Where amendments of the Articles of Association involve the registered particulars of the Company,.procedures for alteration of registration shall be handled in accordance with the law."

This Article is proposed to be amended to read as follows:

"Where amendments of the Articles of Association involve the registered particulars of the Company, procedures for alteration of registration shall be handled in accordance with the law. Any amendment to the Articles of Association involving items which are required under laws or administrative regulations to be disclosed shall be published by way of a public announcement."

111. Chapter XXI of the Original Articles of Association will be renumbered as Chapter XXII thereof, with its title being proposed to be changed from "Notices" to "Notice and Public Announcement".

112. A new Article, reading as follows, is proposed to be added to the Original Articles of Association as Article 231 thereof:

"The Company's notices shall be delivered by the following means: (1) by designated person; (2) by mail; (3) by way of public announcement; (4) by other means in accordance with the Articles of Association.

The Company's notices delivered by way of public announcement are deemed to be received by all relevant parties as soon as the public announcement is published, provided that such announcement shall be published in the designated newspapers."

113. The following paragraph is proposed to be added to the Original Articles of Association as Article 233 thereof:

"When a notice is delivered by a designated person, the date on which the recipient signs (or seals) on the acknowledgement of receipt is deemed to be the date on which the notice is delivered;

When the notice is delivered by way of public announcement, the date on which the public announcement is first published is deemed to be the date on which the notice is delivered."

114. The following paragraph is proposed to be added as Article 235:

"Unless otherwise provided, any notice or report that is required or permitted to be issued by the Company by way of public announcement under the Articles of Association must be published in at least one newspaper with national circulation designated by the securities regulatory authority of the State Council and in other newspapers in China designated by the board of directors, and must simultaneously be published on the same day in the English and Chinese languages, respectively, in at least one major English newspaper and one major Chinese newspaper in Hong Kong."

115. The following paragraph is proposed to be added to the Original Articles of Association as Article 240 thereof:

"The phrases "more than", "within" and "below" herein for the numbers include the numbers indicated themselves, while the phrases "majority", "fall short", "beyond" and "exceed" exclude the numbers indicated themselves."

EXPLANATIONS FOR RULES AND PROCEDURE FOR GENERAL MEETINGS OF AIR CHINA COMPANY LIMITED (DRAFT)

The Company, currently as an H share company, has an intention to make a public issue of A shares. Pursuant to the related requirements of the CSRC, after the completion of the issuance of A shares, the Company will be required to make amendments in accordance with the laws, regulations and standard documents applicable to domestic listed companies such as "Company Law of the People's Republic of China", "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies", "Regulatory Opinions Regarding General Meetings of Listed Companies", "Notice on the Standardization of the External Guarantees for Listed Companies", as well as the amended Articles of Association of the Company based on the requirements for domestically listed companies, to "Rules of Procedure for General Meetings" which shall be an appendix to the Articles of Associations and take effect with the amended Articles of Association simultaneously. The amendments are made to the original Rules and Procedure, mainly covering the functions and powers of the general meetings, the authorization of the general meetings to the board of directors and the working committee of president, the nomination procedures of directors and supervisors, the proposal of extraordinary resolutions to the general meetings, registration of the general meetings, the convening and presiding procedures of the general meetings, the proposals and convening procedures of the extraordinary general meetings, the cumulative voting systems for the election of directors, etc. For the details, please refer to "Rules and Procedure for General Meetings" (Draft) contained in the Appendix.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to protect the legitimate interests of Air China Limited (hereinafter referred to as the "Company") and its shareholders, to specify the duties and authority of the general meetings, to ensure the proper, efficient and smooth operation of the general meetings and to ensure the general meetings exercise their functions and powers legally, these Rules are formulated in accordance with laws and regulations such as the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and "Regulatory Opinions Regarding General Meetings of Listed Companies" and provisions of the Articles of Association of Air China Limited (hereinafter referred to as the "Articles of Association").

Article 2 These Rules apply to the general meetings of the Company and shall be binding on the Company, shareholders, authorized proxies of the shareholders attending the meeting, and directors, supervisors and other relevant personnel present at the meeting.

Article 3 The Company shall maximize the presence of shareholders at any general meeting by whatever means including the use of modern communication channels to the full extent, on condition that the general meeting shall be held legally and validly. Selection of time and place for any general meeting shall allow as many shareholders as possible to be present at the meeting.

Article 4 The board of the Company shall strictly comply with the provisions of the relevant laws and regulations and the Articles of Association regarding the convening of general meetings when organizing the general meetings. The directors of the Company shall not obstruct the lawful exercise of powers by a general meeting.

Article 5 Any shareholder who holds the shares of the Company legally and validly is entitled to personally or authorize a proxy to attend a general meeting, and shall have various rights including the right to be informed of the Company's affairs, the right to speak, the right to raise questions and the right to vote pursuant to law.

CHAPTER 2 SYSTEM OF SHAREHOLDERS' GENERAL MEETINGS

Article 6 Shareholders and their proxies attending a general meeting shall comply with the provisions of the relevant laws and regulations, Articles of Association and these Rules, and shall take initiatives to maintain the order of the meeting and shall not infringe the legitimate rights and interests of other shareholders.

Article 7 The secretariat of the Company's board of directors is responsible for all works of preparation and organization for holding of the general meetings.

Article 8 In convening a general meeting, the principle of cost-saving and simplicity shall be adhered to. No extra benefits shall be given to the shareholders (or their proxies) present at the meeting.

Article 9 The general meeting is classified into the annual general meeting (hereinafter referred to as "AGM") and extraordinary general meetings.

All shareholders are entitled to attend the AGMs and extraordinary general meetings.

In the circumstances specified in the Articles of Association, the Company shall convene a class meeting. Holders of different classes of shares are class shareholders. Except other classes of shareholders, holders of domestic shares and those of foreign shares are deemed to be shareholders of different classes, and holders of foreign share shall be deemed to be the same class shareholders.

Article 10 AGMs shall be held by the board once every year and convened within six months from the end of the previous financial year. In the event that the Company is unable to convene an AGM within the period of time mentioned above for any reason, the Company shall explain to the stock exchange and make a public announcement.

Article 11 Under any of the following circumstances, the board shall convene an extraordinary general meeting within two months from the date upon which the circumstance occurs:

(1) The number of directors falls short of the minimum number required by the Company Law or is less than two-thirds of the number required by the Articles of Association;

(2) The unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3) Shareholder(s) individually or jointly holding more than 10% (excluding proxy voting rights) of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4) It is deemed necessary by the board;

(5) It is proposed by the supervisory committee;

(6) It is proposed by a sufficient number of independent directors as required;

(7) Any other circumstance so specified by the Articles of Association occurs.

The amount(s) of shareholding mentioned in (3) above is calculated as on the day when the shareholder(s) in question make(s) the request(s) in writing.

In any event of (1), (2), (3) or (5) of this Article and if the board fails to convene an extraordinary general meeting within the specified period, shareholder(s) who fulfill(s) the requirement or the supervisory committee may convene an extraordinary general meeting in accordance with the Articles of Association and provisions hereof.

Article 12 To vary or abrogate the rights of the class shareholders, the Company must approve it by a special resolution in a general meeting and it must also be approved by the holders of shares of that class at a separate meeting in accordance with the Articles of Association.

Article 13 Voting by correspondence may be taken at a general meeting when necessary, except for AGMs and the extraordinary general meetings proposed by shareholders or the supervisory committee. Any matter specified in Article 73 hereof to be approved at an extraordinary general meeting shall not be voted by correspondence.

Article 14 The board, independent directors and qualified shareholders (in accordance with the standards issued by competent regulatory authorities from time to time) may collect voting rights from shareholders of the Company at a general meeting. The voting rights shall be collected with nil consideration, voting rights collected at a consideration are void. The person who collects voting rights shall fully disclose relevant information to the person whose voting rights are collected.

Article 15 The chairman of a general meeting may require any of the following persons to retire from the meeting:

(1) any person who is not qualified to be present at the meeting;

(2) any person who causes a disorderly meeting;

(3) any person who is dressed improperly or immorally;

(4) any person who carries dangerous objects;

(5) any other circumstance which warrants such retirement from the meeting.

If any of the aforesaid persons disobey the order of retirement, the chairman may take necessary action to enforce the retirement from the meeting.

Article 16 The board of the Company shall engage a lawyer to attend the shareholders' general meeting in accordance with the applicable law. The lawyer shall provide legal opinion and publish an announcement on the following issues:

(1) Whether the convocation and procedures for convening the shareholders' general meeting comply with the requirements of laws and regulations and the Articles of Association;

(2) Whether the attending persons are eligible to attend the meeting;

(3) Whether the shareholders proposing new motions at the general meeting are eligible to do so;

(4) Whether the voting procedures of the shareholders' general meeting are valid;

(5) Legal opinion on other matters upon request by the Company.

The board of the Company may also engage a notary to attend the shareholders' general meeting.

CHAPTER 3 FUNCTIONS AND POWERS OF THE SHAREHOLDERS' GENERAL MEETING

Article 17 The powers exercisable by a general meeting are as follows:

(1) to decide on the Company's business policy and investment plans;

(2) to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3) to elect and replace supervisors who are representatives of shareholders and to decide on matters relating to the remuneration of supervisors;

(4) to examine and approve the reports of the board;

(5) to examine and approve the reports of the supervisory committee;

(6) to examine and approve the Company's proposed annual budgets and final accounts;

(7) to examine and approve the Company's profit distribution proposals and loss recovery proposals;

(8) to resolve on the proposals for increase or reduction of the Company's registered capital;

(9) to resolve on the proposals for merger, demerger, dissolution and liquidation of the Company;

(10) to resolve on the proposal for issue of the Company's debt securities;

(11) to resolve on the proposal for appointment, removal or non-reappointment of the Company's accounting firm;

(12) to amend the Articles of Association;

(13) to consider motions raised by the supervisory committee or shareholder(s) who represent(s) more than 3% of the total number of shares of the Company with voting rights;

(14) to resolve on the Company's transaction of purchase or sale of major assets within one year with the transaction amount exceeding 30% of the total assets of the Company;

(15) to resolve on the Company's external guarantees which shall be approved by a general meeting as provided by laws, administrative regulations and the Articles of Association;

(16) to resolve on other matters which, in accordance with the laws, administrative regulations and Articles of Association, must be approved by a general meeting.

A general meeting shall exercise its powers within the scope stipulated by the Company Law and the Articles of Association and shall not interfere with the decisions of shareholders regarding their own rights.

Article 18 Any external guarantee of the Company under any of the following circumstances shall be approved by the general meeting after being considered and passed by the board of directors:

(1) Any provision of guarantee, where the total amount of external guarantees provided by the Company or its controlled subsidiaries exceeds 50% of the latest audited net assets;

(2) provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

(3) provision of a single guarantee whose amount exceeds 10% of the latest audited net assets;

(4) provision of guarantee to shareholders, actual controllers and their related parties;

(5) the amount of external guarantees of the Company within a year exceeds 30% of total assets of the Company;

(6) other matters that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Association.

The matter of the fifth sub-paragraph above shall be passed by votes representing more than two-thirds of the voting rights of the shareholders (including their proxies) present at the general meeting.

Article 19 Matters which, in accordance with the provisions of the laws, administrative regulations and the Articles of Association, are required to be approved by the general meeting must only be considered at such meetings so as to protect the decision-making power of the shareholders of the Company on such matters. Under necessary and reasonable circumstances, the general meeting may authorize the board to decide, within the scope of authorization granted by the general meeting, specific issues relating to matters to be resolved on by the general meeting which may not be decided upon immediately at a general meeting.

With regard to an authorization granted by a general meeting to the board, if the matter is within the scope of the ordinary resolution, it shall be passed by votes representing a majority of the voting rights held by the shareholders (including their proxies) present at the meeting; and if it is within the scope of the special resolution, it shall be passed by votes representing more than two-thirds of the voting rights held by the shareholders (including their proxies) present at the meeting. The contents of the authorization shall be specific and detailed.

Article 20 Authorization to be granted by a general meeting to the board shall be in accordance with the following principles:

(1) to focus on the operation and development of the Company, to make good use of market opportunities and to ensure smooth and efficient operation of the Company;

(2) to be flexible and pragmatic, to avoid excessive formalities on condition that it is not against the Articles of Association, and to ensure the business decision of the Company is made in a timely manner;

(3) not to harm the interests of the Company and shareholders as a whole, especially the legal interests of minority shareholders.

Article 21 The Company's decision-making and approval process in respect of investment projects shall be subject to the following terms of reference for the purposes of ensuring a prudent investment policy for the Company and enhancing the efficiency of its daily operations:

(I) Scope of the board's authority

1. General transactions (including investments and acquisitions). The board shall have the authority to approve any transaction which fulfills the following conditions:

(1) based on the ratio tests specified in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules of the Stock Exchange"), any of the assets ratio, profit ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction is less than 25%; and

(2) each of the following five ratios applicable to the transaction is less than 50%: total asset value of the transaction (the higher of the book value and the appraised value, if applicable) to the latest audited total asset value of the Company; the transaction amount (including the debts and costs assumed) to the latest audited net asset value of the Company; profit from the transaction to the audited net profit of the Company for the latest financial year; revenue generated from the main business under the subject of the transaction (such as equity interests) for the latest financial year to the audited revenue from the main business of the Company for the latest financial year; and relevant net profit generated under the subject of the transaction (such as equity interests) for the latest financial year to the audited net profit of the Company for the latest financial year; and in addition, the total amount of purchases or sales, in which such transaction is included, of major assets (including connected transactions) within one year is less than 30% of the total assets of the Company (absolute values shall be taken if the above values are negative).

2. Connected transactions. The board shall have the authority to approve any connected transaction which fulfills the following conditions:

(1) any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of the Stock Exchange is less than 2.5%; and

(2) the transaction amount represents less than 5% of the latest audited net asset absolute value of the Company, and the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

3. Risk investments (representing futures contracts such as aircraft fuel prices hedging contracts and other derivatives). Subject to Clause (I)1 of Article 21 herein, the board of directors shall have the authority to examine and approve the projects with an investment amount of less than 15% of the Company's latest audited net asset; the projects exceeding the aforesaid limit shall be approved by a general meeting.

4. External Guarantee. The board of directors shall have the authority to approve external guarantees, except those required to be approved by the general meetings in accordance with applicable domestic and overseas laws and regulations, regulatory documents and the Articles of Association.

(II) Scope of the management's authority

1. General transactions (including investments and acquisitions). The working committee of the president shall have the authority to approve any transaction which fulfills the following conditions: based on the ratios tests specified in the Listing Rules of the Stock Exchange, any of the assets ratio, profit ratio, revenue ratio, consideration ratio and equity capital ratio is less than 3%; and the total amount of purchases or sales, in which such transaction is included, of major assets (including connected transactions) within one year is less than 30% of the total assets of the Company.

2. Connected transactions. The working committee of the president shall have the authority to approve any transaction which fulfills the following conditions: based on the ratio tests specified in the Listing Rules of the Stock Exchange, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio is less than 0.1%; and the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

Article 22 In disposing of fixed assets, where the sum of the expected value of the consideration for a fixed asset to be disposed of and the amounts generated from all completed disposals of fixed assets of the Company during a period of four (4) months prior to the proposed disposal does not exceed 33% of the value of the Company's fixed assets as shown in the latest balance sheet reviewed at a shareholders' general meeting, the board is authorized by the general meeting to examine and approve the disposal of fixed assets. If the percentage described above is less than 0.2%, the working committee of the president is authorized by the shareholders' general meetings to examine and approve the disposal of the fixed assets. However, the working committee of the president shall not decide on the disposals of airplanes, engines and infrastructures. Should there be any inconsistency between the preceding requirements and provisions of the stock exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail.

Disposals of the fixed assets include transfer of some asset interests, but not include guarantee provided by pledge of fixed assets.

CHAPTER 4 MOTIONS IN THE SHAREHOLDERS' GENERAL MEETING

Article 23 Motions in a general meeting refers to specific motions regarding issues which shall be discussed in a general meeting, and general meetings shall resolve on specific motions.

Motions in a general meeting shall meet the following requirements:

(1) Contents of motions shall comply with provisions of the laws, regulations and the Articles of Association and shall fall within the scope of business of the Company and terms of reference of a general meeting;

(2) Motions shall cover a specific subject with specific issues to be resolved;

(3) Motions shall be submitted or delivered to the board of directors in written form.

Article 24 Before the issuance of a notice by the board of directors regarding the convening of a shareholders' general meeting, the secretary to the board of directors may collect motions from shareholder(s) holding more than 3% of the Company's voting shares, supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders' general meeting for consideration.

Article 25 The supervisory committee and the shareholders individually or jointly holding more than 3% of the total voting shares of the Company may propose provisional motions in a general meeting in accordance with the relevant procedures as provided in applicable laws and regulations.

If a provisional motion represents a new item not listed in the notice of a Board meeting, the proposer shall submit the motion to the board 10 days prior to the general meeting, the board shall notify other shareholders within two days upon receipt of the motion, and submit the provisional motion for approval at a general meeting.

Article 26 The board shall not propose any new motion which is not included in the notice of general meeting after the notice has been issued. Any amendment to the existing motions shall be announced 15 days prior to the general meeting. Otherwise, the date of the meeting shall be postponed accordingly to ensure that the amendment is announced at least 15 days prior to the general meeting.

Article 27 The board shall review and approve provisional motions proposed by the supervisory committee and shareholders individually or jointly holding more than 3% of the Company's voting shares at a general meeting in accordance with the following principles:

(1) Relevance. The board shall review the motions and where issues involved in the motion are directly related to the Company and fall within the scope of the functions of a general meeting as stipulated by the laws, regulations and the Articles of Association, the motion shall be submitted to the general meeting for discussion, failing which no such submission shall be effected.

(2) Procedures. The board may decide on procedural issues relating to the motion. Where a motion needs to be divided into different motions or merged with other motions to be voted on, the consent of the person(s) proposing the original motion is required. Where such person(s) does not agree with the change, the chairman of the general meeting may request the general meeting to decide on the procedural issues and conduct the discussion in accordance with the procedures decided on by the general meeting.

Article 28 Where it decides not to include any of motions proposed to the shareholders' general meeting in the agenda thereof, the board of directors shall give an explanation at the meeting and announce the contents of such motion and explanation of the board, together with the resolutions of the shareholders' general meeting after the conclusion of the meeting. Any shareholder proposing a motion who disagrees with the exclusion by the board of directors of his motion from the agenda of the shareholders' general meeting may, according to the provisions in the Articles of Association these Rules, request the convening of an extraordinary general meeting.

Article 29 Where shareholder(s) individually or jointly holding 10% or more of the Company's voting shares propose(s) to convene an extraordinary general meeting or a class general meeting, the shareholder(s) shall sign one or more written request(s) in identical form requiring the board to convene an extraordinary general meeting or a class shareholders' general meeting and stating the subject of the meeting, and at the same time submit motions complying with the requirements of these Rules to the board.

Article 30 Motions in a general meeting regarding the following shall be deemed to be a variation or abrogation of the rights of certain class shareholder and the board shall submit the same to a class shareholders' general meeting for review:

(1) to increase or decrease the number of shares of such class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(2) to change all or part of the shares of such class into shares of another class or to change all or part of the shares of another class into shares of that class or to grant relevant conversion rights;

(3) to cancel or reduce rights to accrued dividends or cumulative dividends attached to shares of such class;

(4) to reduce or cancel rights attached to the shares of such class to preferentially receive dividends or to receive distributions of assets in a liquidation of the Company;

(5) to add, cancel or reduce share conversion rights, options, voting rights, transfer rights, pre-emptive placing rights, or rights to acquire securities of the Company attached to the shares of such class;

(6) to cancel or reduce rights to receive payments made by the Company in a particular currency attached to the shares of such class;

(7) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or to impose additional restrictions;

(9) to issue rights to subscribe for, or to convert into, shares of such class or another class;

(10) to increase the rights and privileges of the shares of another class;

(11) to restructure the Company in such a way as to cause shareholders of different classes to bear liabilities disproportionately during the restructuring;

(12) to amend or abrogate the provisions of Chapter 9 of the Articles of Association "Special Procedures for Voting by a Class of Shareholders".

Article 31 Resolutions in relation to investment, disposal of assets, acquisition and merger shall be proposed with sufficient details, including the amount involved, consideration (or basis of calculation thereof), book value of assets, impact on the Company, status of approval and whether connected transactions are involved. The board shall announce the results of assets valuation, results of audit or independent financial report, if required in accordance with the applicable regulations, at least five days prior to the date on which the shareholders' general meeting is to be held.

Article 32 Where the board proposes motions to change the use of proceeds, it shall state the reasons thereof, the status of new projects and effects on the prospects of the Company in the notice convening the shareholders' general meeting.

Article 33 For matter related to issuance of new shares and convertible bonds which are subject to approval by securities compliance institution, it shall be proposed as a specific motion.

Article 34 The board, after approving an annual report, shall resolve on the proposal of profit distribution and make it a motion for AGM. When the board makes a motion of capitalizing the capital reserve, it shall state the reason in detail and disclose it in an announcement. When making an announcement about shares distribution or proposal of capitalizing the capital reserve, the board shall disclose the earnings per share and net asset per share before and after such distribution or capitalization, as well as the impact on the Company's future development.

Article 35 The engagement of an accounting firm shall be proposed as a motion by the board of directors and is subject to the approval of the shareholders' general meeting. Where the board proposes the removal or discontinuation of re-appointment of an accounting firm, prior notice shall be given to the accounting firm and the reasons for such proposal shall be given at the shareholders' general meeting. The accounting firm shall have the right to give opinions at the meeting.

During the recess period, the board may if reasonably required, appoint another accounting firm temporarily to fill the vacancy arising from the due removal of the existing accounting firm. However, such temporary appointment shall be rectified at the next shareholders' general meeting. Where the accounting firm tenders its resignation, the board shall explain the reason thereof at the next shareholders' general meeting. The resigning accounting firm is obliged to give an explanation in writing or in person by a representative attending the shareholders' general meeting of whether there is any improper matter involved with the Company.

Article 36 List of nominations for directors or supervisors are submitted by way of motion to be resolved by general meeting.

Shareholders individually or jointly holding more than 5% of the issued and outstanding voting shares of the Company may make a motion of nominations for directors (excluding independent directors and the same shall apply hereinafter). Such motion shall be submitted to the board for review and announcement.

Shareholders individually or jointly holding more than 5% of the issued and outstanding voting shares of the Company may make a motion of nominations for non-staff representative supervisors. Such motion shall be reviewed by supervisory committee and passed to the board for announcement.

The proposer shall provide the board with the brief biographies, background information and relevant evidence of the nominees, which shall be reviewed by the board or the supervisory committee. Motions which comply with the laws and regulations and the Company's Articles of Association shall be submitted to general meeting for consideration. Motions which are not in compliance with the aforesaid requirement and which are not submitted to the general meeting for consideration shall be explained and accounted for at the general meeting.

The board or the supervisory committee shall provide shareholders with the brief biographies and background information of the nominees for directorship or supervisorship.

Article 37 Procedures for nomination of independent directors are as follows:

(1) An independent director candidate shall be nominated by the board of directors, the supervisory committee, or shareholder(s) individually or jointly holding more than 1% of the total number of shares carrying the right to vote, and shall be elected by a shareholders' general meeting of the Company.

(2) The party nominating any independent director candidate shall have obtained the nominee's consent prior to the nomination, and shall be fully aware of such particulars of the nominee in terms of his occupation, academic qualification, professional title, detailed work experience and all information regarding his positions held concurrently and be responsible for providing to the Company his opinions in relation to the nominee's qualification as a independent director and independence. The nominee shall make a public announcement in accordance with such requirements stating that there exists no relationship between the Company and him that affects his independent and objective judgment. Before the general meeting is convened for election of independent directors, the Company shall announce the abovementioned in accordance with the relevant requirements.

(3) Before the shareholders' general meeting for the election of the independent director, the Company shall submit the relevant materials concerning the nominee to the regulatory securities authority of the State Council and/or its external authority and the stock exchange(s) on which the Company's shares are listed. If the board of directors disputes the particulars pertaining to the nominee, it shall also submit its written opinions to the relevant authorities.

(4) The above regulatory securities authorities will verify the qualifications and degrees of independence of the nominees for independent directors within the periods of time as required by them. Any of such nominees objected by the regulatory securities authorities may be treated as a nominee for executive director instead of independent director. When a general meeting is convened to nominate independent directors, the board shall make a statement on whether the regulatory securities authorities have any objection against the nominations.

Article 38 The board shall, in regard to the agenda items of a general meeting, provide a set of documentary materials including the agenda, resolutions and the relevant background information to attending shareholders and proxies, directors, supervisors, president, deputy presidents and other senior officers, for the purpose of ensuring that all the parties present at the meeting shall have an understanding of the matters to be considered at the meeting. For any general meeting legally convened by the supervisory committee or shareholders, the documentary materials shall be provided by the convener of the meeting in accordance with the aforesaid requirement.

CHAPTER 5 NOTICE OF THE SHAREHOLDERS' GENERAL MEETING

Article 39 Where the Company convenes a general meeting, a written notice shall be given 45 days prior to the date of the meeting to notify all the shareholders recorded in the register of shareholders of the issues to be considered at the meeting, and the date and venue of the meeting.

The notice of a general meeting shall be delivered to shareholders (whether or not they are entitled to vote at the general meeting) by hand or by pre-paid mail to their addresses as shown in the register of shareholders. For holders of domestic shares, the notice of the meeting may be issued in the form of public notices.

Public notices referred to in the preceding paragraph shall be published in one or more newspaper(s) designated by the regulatory securities authority of the State Council during the period between 45 days to 50 days prior to the date of the meeting. Once the announcement is made, holders of domestic shares shall be deemed to have received the notice of the relevant general meeting.

Unless otherwise required by applicable laws, the duration of 45 days aforesaid is inclusive of the date upon which the notice is issued and exclusive of the date upon which the general meeting is convened.

Article 40 The notice of a class general meeting shall be delivered only to shareholders entitled to vote at such meeting.

Article 41 The notice of a general meeting shall meet the following requirements:

(1) be in written form;

(2) specifies the venue, date and time of the meeting;

(3) states matters to be discussed at the meeting;

(4) provides shareholders with such information and explanation as necessary to enable them to make an informed decision on issues to be discussed. Such principle includes (but is not limited to) where a proposal is made to merge the Company, to repurchase shares of the Company, to reorganize its share capital or to make any other reorganization of the Company, and detailed conditions of the proposed transaction shall be provided together with contracts (if any) and the cause and effect of any such proposal shall also be properly explained;

(5) contains a disclosure of the nature and extent of the material interests of any director, supervisor, president, deputy presidents and other senior officers in relation to the issue to be discussed. Where the effect of the issue to be discussed on any director, supervisor, president, deputy presidents and other senior officers in their capacity as shareholders is different from the effect on other class shareholders, the difference shall be clearly explained;

(6) contains the full text of any special resolution to be proposed at the meeting;

(7) contains a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

(8) specifies the time and venue for lodging proxy forms for the meeting.

Article 42 In order to convene a general meeting, the board shall issue a notice stating the issues to be discussed at the meeting and fully disclose the contents of any motions proposed by the board. Where there is any change to issues covered by resolutions passed by the previous general meeting, full details of the motion, and not just the contents of the change, shall be stated.

Items included under "other business" without specific contents shall not be deemed as a motion and the same shall not be voted on at a general meeting.

Article 43 The board shall specify in the notice issued to shareholders that shareholders and authorized proxies intending to attend a general meeting shall deliver to the Company their written replies concerning their attendance at such meeting 20 days prior to the date of the meeting.

The Company shall, based on the written replies received from shareholders 20 days prior to the date of the general meeting, calculate the number of voting shares held by shareholders intending to attend the meeting. Where the number of voting shares represented by shareholders intending to attend the meeting amounts to more than one-half of the Company's voting shares, the Company may convene the general meeting; if not, the Company shall, within 5 days, notify shareholders again of the issues to be reviewed, date and venue of the meeting in the form of public notices. The Company may then convene the general meeting after the publication of such notices.

Article 44 After a notice convening the general meeting is issued by the board, the general meeting shall not be convened before the date announced, nor shall it be postponed with no reason. If, for any special reason, the Company must delay the convening of the general meeting, the board shall issue a notice of postponement at least five working days prior to the original date of general meeting. The board shall explain in the notice of postponement the reason and announce the new convening date.

Any postponement in convening a general meeting of the Company shall not cause any change to the originally scheduled date of determining the eligibility of attending the general meeting (or the record date).

Article 45 The board, after receiving a proposal in writing of convening an extraordinary general meeting by the supervisory committee, shall issue a notice convening the general meeting within 15 days from the date of receiving the proposal in writing. If the board does not issue the notice in time as aforesaid, the supervisory committee may, after informing the board in writing and filing the case for record in accordance with the requirements of the regulatory securities authorities and the stock exchange, convene the extraordinary general meeting within four months from the date of the board receiving the proposal in writing. Procedures of convening the meeting shall follow the procedures of convening general meeting by the board. Costs incurred shall be borne by the Company.

Article 46 After receiving a motion in writing from an independent director, the board shall consider whether the motion is in line with the Company's arrangement and decide whether to convene an extraordinary general meeting, and shall revert such decision to the independent director within 15 days from receipt of the motion in writing. Notice of convening the extraordinary general meeting shall be issued as soon as possible thereafter. If the board dissents from convening the extraordinary general meeting, the board shall revert to the independent director and disclose the relevant circumstances and reasons.

Article 47 Where the board accepts a request from shareholders individually or jointly holding more than 10% of the Company's voting shares and agrees to convene an extraordinary general meeting, it shall issue a notice to convene the same. Where there is any alteration to the original motion of the proposing shareholders to be stated in the notice, consents shall be sought from the relevant shareholders. Once the notice is issued, the board shall not propose new motions or change or postpone the holding of the general meeting without the consent of the proposing shareholders.

Article 48 Where the board fails to issue a notice convening a general meeting within 30 days upon receipt of a written request from shareholders individually or jointly holding more than 10% of the Company's voting shares, the proposing shareholders may convene an extraordinary general meeting within four months after the board has received such request. Where the proposing shareholders decide to convene such a meeting by themselves, they shall notify the board in writing in advance, report to the responsible organization of securities authorities of the State Council and the stock exchange in the place where the Company is located, for reference and issue a notice convening the meeting. The notice of the meeting shall comply with general requirements for notices of meetings and shall also meet the following requirements:

(1) new contents shall not be added to a motion, otherwise the proposing shareholders must resubmit the request to convene a general meeting to the board;

(2) the meeting shall be held at the address of the Company.

CHAPTER 6 REGISTRATION FOR THE SHAREHOLDERS' GENERAL MEETING

Article 49 A shareholder may attend the general meeting in person or appoint a proxy to attend and vote on his behalf.

Article 50 Where a shareholder intends to appoint a proxy to attend and vote on his behalf, a written proxy form shall be duly completed. Such written proxy form shall state the following:

(1) the name of the authorized proxy of the shareholder;

(2) the number of shares held by the principal represented by the authorized proxy;

(3) whether or not the proxy has any voting right(s);

(4) direction(s) to vote for or against each and every issue included in the agenda of the general meeting;

(5) whether or not the proxy has any voting right(s) in respect of provisional motions which may be included in the agenda of the AGM; and, if the proxy has such voting right(s), specific instructions as to the exercise of those voting rights;

(6) the proxy form shall state clearly that the proxy shall be entitled to vote or not at his discretion in the absence of specific instructions from the shareholder;

(7) the date of issue and validity period of the proxy form.

The proxy form shall be signed by the principal or its agent acting under a written power of attorney, where the principal is a legal person the proxy form shall bear its seal or be signed by its director or a proxy duly appointed. Where a shareholder appoints more than one proxy to attend and vote on his behalf, he shall specify the number of shares represented by each proxy in the proxy form.

Article 51 The proxy form shall be lodged at the Company's premises or such other venue as specified in the notice convening the meeting at least 24 hours prior to the time of the relevant meeting, or 24 hours prior to the scheduled voting time. Where the proxy form is signed by a person authorized by the principal, the power of attorney stating the authorization shall be notarized. The notarized power of attorney together with the proxy form shall be lodged at the Company's premises or such other venue as specified in the notice convening the meeting.

Article 52 Shareholders and proxies who intend to be present at a general meeting shall be registered on the date and at the venue specified in the notice of the meeting, and shall produce the relevant documents, evidence or certificates (or copies) in accordance with the following requirements:

(1) where a corporate shareholder is represented by its legal representative at the general meeting, the legal representative shall produce his identification card, certificate certifying his capacity of the legal representative and shareholding certificate;

(2) where a corporate shareholder is represented by a proxy other than its legal representative, the proxy shall produce his identification card, proxy form signed and sealed with the common chop of the legal representative and shareholding certificate;

(3) where an individual shareholder attends the general meeting in person, he shall produce his identification card and shareholding certificate; where an individual shareholder is represented by a proxy at the general meeting, the proxy shall produce a copy of the identification card, shareholding certificate of the principal and proxy form signed by the principal;

(4) shareholders and the proxies to be present at the meeting shall produce or submit the originals or copies of the aforesaid documents, evidences or certificates to the registry for the purpose of the meeting.

Article 53 The eligibility of an attendee of the general meeting shall be deemed invalid if the evidence produced involves one of the following conditions:

(1) the identification card of principal or attendee of the general meeting is found to be forged or expired or has been altered or does not comply with the residential identification card regulation;

(2) the information on the identification card produced by the principal or attendee of the general meeting is illegible;

(3) where multiple proxies shall have been appointed by the shareholder and the signatures on the instrument of authorization are inconsistent;

(4) the signature on the instrument of authorization faxed in for registration and that on the original copy of instrument of authorization produced when attending the general meeting are inconsistent;

(5) lack of signature or seal on the instrument of authorization;

(6) the relevant evidence produced by the principal or his proxy attending the general meeting contravenes the relevant provisions of laws, regulations, Articles of Association and these Rules.

Article 54 Where the principal or his proxy is ineligible for attending the general meeting as a result of irregularities of the principal's authorization or the fact that documents evidencing the legitimate identity of the principal or the authorization do not comply with the laws, regulations or provisions of the Articles of Association, the legal consequences so arising shall be borne by the principal or his proxy.

Article 55 The Company shall be responsible for preparing an attendance register to be signed by those attending the meeting. The attendance register shall state the names (or names of the corporations), identification document number and the address of the attendee, the number of voting shares held or represented, names of the principal (or names of the corporations) and so on.

Article 56 Shareholders and proxies shall enter the meeting place before the meeting starts. If they enter the meeting place after registration is over, they may only sit in on the meeting, and the shares held by them will not be counted towards the total number of voting shares present at the meeting. Voting shares held by those shareholders and proxies who have not filled in the votes due to retirement in the middle of the meeting or other reasons, are still to be counted and will not affect the total number of voting shares present at the meeting.

Article 57 The board shall take necessary measures to ensure the solemnity and proper order of the general meeting. The Company shall have the right to reject persons, other than shareholders (or proxies), directors, supervisors, secretary to the board, senior officers, lawyer(s) engaged and persons invited by the board, to enter the meeting venue. The Company shall take actions to stop anyone from provoking a quarrel, making trouble or infringing the lawful interests of other shareholders and refer the case to relevant authorities for settlement in time.

CHAPTER 7 REVIEW AND VOTING IN THE SHAREHOLDERS' GENERAL MEETING

Article 58 The general meeting shall be convened by the chairman of the board of directors, and the chairman of the board shall preside over and act as the chairman of the meetings. If the chairman is unable or fails to perform his duties, the deputy chairman shall preside over and act as the chairman of the meetings. In the event that the deputy chairman is unable or fails to perform his duties, a director shall be elected by a simple majority of directors to preside over and act as the chairman of the meetings.

If the board of directors is unable or fails to perform its duties of convening the general meeting, the supervisory committee shall convene, preside over and act as the chairman of the meetings in a timely manner. In the event that the supervisory committee does not convene and preside over the meeting, the shareholder(s) who individually or jointly holds or hold more than 10% shares in the Company for over ninety (90) days may convene or preside over such meeting at his/their own discretion, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.

Article 59 For an extraordinary general meeting separately convened by shareholders individually or jointly holding more than 10% of the total number of the Company's voting shares for over ninety (90) days, the board and its secretary shall perform their duties by due diligence. Directors and supervisors may attend the meeting while the secretary to the board shall attend the meeting to ensure the normal order of the meeting. Reasonable expenses of the meeting shall be borne by the Company.

The chairman of the meeting shall be subject to the provisions of Article 58 hereof. The shareholders making such proposal shall engage a lawyer to give legal advice at the general meeting in accordance with the relevant requirements. The legal fees shall be borne by such shareholders. The shareholders may also engage a notary to give notarial advice at the meeting and the charge shall be borne by them. The secretary to the board shall perform his duties practically and other convening procedures shall be in compliance with relevant provisions of the Articles of Association.

Article 60 The chairman of the meeting shall declare the commencement of the meeting at the appointed time, but the meeting may be declared to have commenced after the appointed time if any of the circumstances arises:

(1) directors and supervisors have not yet arrived;

(2) there exists any other significant causes.

Article 61 After announcing the formal commencement of the meeting, the chairman of the meeting shall first declare that the number of the shareholders present at the meeting and the number of shares they represent comply with the statutory requirements and provisions of the Articles of Association of the Company, and then announce the meeting agenda stated in the notice, and inquire whether the people who are present at the meeting have objections over the sequence of voting on motions.

Where the board or the chairman of the meeting does not include provisional motions proposed by the supervisory committee or shareholder(s) into the agenda of an AGM, explanations and comments shall be made at the AGM.

Article 62 The chairman of the meeting shall read the motions after announcing the agenda of the general meeting and require the party proposing the motion to make explanation when necessary:

(1) where the party proposing the motion is the board, chairman of the board, or other directors or secretary to the board entrusted by the chairman shall make explanation on the motion;

(2) where the party proposing the motion is not the board, the party or its authorized proxy shall make explanation on the motion.

Article 63 For items included in the agenda of the meeting, the chairman of the meeting may, by reference to the actual situation, adopt an approach of general reporting first, followed by considering and voting on each item, or single out more complicated items for reporting and then considering and voting on each of them.

Article 64 At an AGM, the board shall report and announce to the meeting the implementation status of issues which shall be conducted by the board in accordance with resolutions of the general meetings since the last AGM.

Article 65 At an AGM, the supervisory committee shall deliver special reports relating to supervision in the previous year, including:

(1) verification of the financial information of the Company;

(2) performance of duties by directors and senior officers of the Company and implementation of the relevant laws, regulations, the Articles of Association and resolutions of the general meeting;

(3) other material events to be reported to the general meeting as deemed necessary by the supervisory committee.

The supervisory committee may, if it thinks necessary, comment on motions reviewed by the general meeting, and file an independent report accordingly.

Article 66 Pursuant to the relevant laws and regulations, Articles of Association or other system of the Company, independent directors shall express their opinions on matters requiring their views. If it is required under applicable laws and regulations, independent directors shall submit their yearly work reports at the AGM and make a statement on their fulfillment of duties.

Article 67 Where a certified public accountant includes explanatory statements, qualified opinion, rejection to give opinion, or adverse opinion on the financial statement of the Company in its audit report, the board shall make an explanation to the general meeting for relevant issues which led the accountant to express the aforesaid comments and the effect on the financial and operating condition of the Company. Where such issues have direct impact on the profit for the current accounting period, the board shall determine the plans on profit distribution or capitalization of reserve funds on a "whichever-is-lower" basis.

Article 68 For motions to be resolved and included in the agenda of a general meeting, reasonable discussion time shall be granted for each motion before voting.

Article 69 Any shareholder or proxy may request to make a statement at a general meeting. A statement at any general meeting may take a written or verbal form. Request for making a statement shall be subject to permission by the chairman of the meeting. The chairman of the meeting may arrange for statements to be made by reference to the progress of the meeting. In general, each shareholder or proxy may not make more than two statements for each motion, and each statement may not exceed 10 minutes in principle. The statement of a shareholder or proxy shall not interrupt any of the reporting sessions or other participants' speeches at the meeting.

Article 70 Only shareholders and proxies have the right to make a statement at a general meeting when motions are under consideration. Any of them wishing to make a statement shall raise his or her hand to seek the permission of the chairman.

Article 71 Shareholders or proxies may inquire about or make suggestion to a resolution, the chairman of the meeting shall by himself or appoint any of the directors, supervisors or other appropriate persons who are present at the meeting, to provide an answer or explanation in response to the inquiries. The chairman of the meeting may refuse to answer any inquiries under any of the following circumstances provided that he shall state the reason:

(1) the statement is irrelevant to the subject;

(2) matters inquired about is subject to investigation;

(3) trade secrets of the Company are involved, which may not be disclosed at the general meeting;

(4) answering the inquiry will significantly harm the common interests of shareholders;

(5) there exists other important reasons.

Article 72 In reviewing the motions included in the notice of an extraordinary general meeting, no alteration shall be made to the relevant motions in respect of the following matters:

(1) increase or reduction of the registered capital of the Company;

(2) issue of debt securities of the Company;

(3) demerger, merger, dissolution and liquidation of the Company;

(4) amendment to the Articles of Association;

(5) profits distribution plans and loss recovery plans of the Company;

(6) appointment and removal of a member of the board of directors and the supervisory committee;

(7) change of the use of proceeds from a share offer;

(8) the entering into of a connected transaction which requires the approval of the shareholders in general meetings;

(9) acquisition or sale of assets which requires the approval of the shareholders in general meetings;

(10) change of the accounting firm engaged.

Any alteration in respect of the contents of the above motions shall be deemed to be a new motion and shall not be voted on at that shareholders' general meeting.

Article 73 The general meetings shall resolve on all motions included in the agenda separately, and shall not for any reason cause delay in voting on, or failure to vote on, such motions. Where different motions for the same issue are proposed at the AGM, such motions shall be voted on and resolved in the order of time in which they are proposed.

Article 74 In reviewing motions on the election of directors and supervisors at a general meeting, shareholders shall vote on candidates for the office of directors or supervisors separately.

Article 75 Each shareholder or his authorized proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Besides the situations stipulated by Article 77 in these Rules, each share shall carry one vote.

Article 76 On a poll, shareholders (including proxies) entitled to two or more votes need not cast all his votes in the same way of affirmative votes or dissenting votes.

In the event of an equality of votes, the chairman of the meeting shall be entitled to an additional vote.

Article 77 Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders' general meeting in accordance with the Articles of Association. The main procedures of the cumulative voting system are as follows:

(1) where the number of directors to be elected is more than two, the cumulative voting system must be adopted;

(2) where cumulative voting system is adopted, each of the shares held by a shareholder shall carry the same number of votes as the number of directors to be elected. All shareholders present at the general meeting for election of directors may fully exercise their respective voting rights that the number of votes they have shall be the number of their respective shares multiplying by the number of director candidates;

(3) the notice of a shareholders' general meeting shall notify the shareholders that a cumulative voting system will be adopted for the election of directors. The conveners of the shareholders' general meeting shall prepare ballots suitable for cumulative voting, and shall give descriptions and explanations in writing regarding the cumulative voting system, the completion method of the ballots and the methods of counting the votes;

(4) in casting his votes for the director candidates at a shareholders' general meeting, a shareholder may exercise his voting rights by spreading his votes evenly and cast for each of the candidates the number of votes corresponding to the number of shares he holds; or he may focus on one particular candidate and cast for that candidate the total number of votes carried by all of his shares; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds;

(5) upon the exercise of his voting rights by focusing all his votes on one or several of the candidates of directors, a shareholder shall not have any right to vote for any other candidates;

(6) where the total number of votes cast by a shareholder is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast by a shareholder is less than the number of votes carried by the total number of shares held by such shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder;

(7) where the number of approval votes for a director candidate exceeds one-half of the total voting rights (to be calculated in accordance with the total number of shares if the cumulative voting is not adopted) represented by the shareholders present at the shareholders' general meeting, the candidate shall be the elected director. If the number of the elected director candidates exceeds the total number of directors to be elected, those candidates who win the largest number of approval votes shall be elected as directors (however, if the elected directors whose approval votes are comparatively fewer win the same number of approval votes, and the election of such candidates as directors will give rise to the number of directors elected exceeding the number of directors to be elected, such candidates shall be deemed as having not been elected); if the number of directors elected at a shareholders' general meeting falls short of the number of directors to be elected, a new round of voting shall be carried out for the purpose of filling such directorship vacancies, until all the directors to be elected are validly elected;

(8) where a new round of voting is carried out in accordance with the provisions of paragraph (7) of this Article at the shareholders' general meeting, the number of votes cast by the shareholders in the cumulative voting shall be re-counted in accordance with the number of directors to be elected in the new round of voting.

Article 78 When a connected transaction is considered at a general meeting, connected shareholders shall not vote, and the voting shares held by them shall not be counted in the total number of shares with voting rights present at the meeting. The voting result of non-connected shareholders shall be adequately disclosed in the announcement of the resolutions at the general meeting.

Article 79 The votes on each matter under consideration at any general meeting shall be counted by two proxies and one supervisor and the voting results shall be announced on the spot by the representative of the persons who have counted the votes. Connected shareholders shall not participate in the counting of votes for any connected transaction under consideration.

Article 80 If any shareholder who is present in person or by proxy has any doubt as to the result of a resolution which has been put to vote at a shareholders' general meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately. Shareholders and proxies of shareholders who object to the results of voting may check the votes, and the results shall be final and conclusive. Any objection after the meeting shall be invalid.

Article 81 The chairman of the meeting shall be responsible for determining whether a resolution has been passed pursuant to results of votes. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes. The Company shall announce the resolutions of the shareholders' general meetings in accordance with applicable laws and the relevant provisions of the stock exchange on which the shares in the Company are listed.

Article 82 Any vote shall be invalid if it is not completed in accordance with the instructions set out in the ballot or is deliberately stained or damaged on the surface thereof.

Article 83 Resolutions of a general meeting shall be divided into ordinary resolutions and special resolutions.

(I) Ordinary resolutions

Ordinary resolutions shall be passed by votes exceeding one-half of voting rights represented by shareholders (including proxies) attending the general meeting.

The following issues shall be approved by ordinary resolutions at a general meeting:

(1) working reports of the board and the supervisory committee;

(2) profit distribution plans and loss recovery plans formulated by the board;

(3) appointment and removal of the members of the board and the supervisory committee, their remuneration and the method of payment thereof;

(4) annual budgets, final accounts, balance sheets and profit and loss accounts and other financial statements of the Company;

(5) appointment, removal or non-reappointment of an accounting firm;

(6) other issues, except for those required by laws, administrative regulations or the Articles of Association to be passed by special resolutions.

(II) Special resolutions

Special resolutions shall be passed by votes representing more than two-thirds of voting rights represented by shareholders (including proxies) attending the general meeting.

The following issues shall be approved by special resolutions at general meetings:

(1) increase or reduction in share capital of the Company and the issue of shares of any class, warrants and other similar securities;

(2) issue of debt securities of the Company;

(3) demerger, merger, dissolution and liquidation of the Company;

(4) amendments to the Articles of Association;

(5) any other issue confirmed by an ordinary resolution at a general meeting that it may have material impact on the Company and accordingly shall be approved by special resolutions.

Article 84 Where issues specified in sub-paragraphs (2) to (8), (11) to (12) of Article 30 of these Rules are involved, the affected class shareholders, whether or not they are entitled to vote at general meetings originally, shall have the right to vote at class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

"Interested shareholder(s)" as specified in the preceding paragraph refers to:

(1) in the event of a repurchase of shares by the Company by way of a general offer to all shareholders of the Company or by way of public transactions on a stock exchange pursuant to Article 29 of the Articles of Association, an "interested shareholder" is a controlling shareholder within the meaning of Article 57 of the Articles of Association;

(2) in the event of a repurchase of shares by the Company by an off-market agreement pursuant to Article 29 of the Articles of Association, an "interested shareholder" is a shareholder related to the agreement;

(3) in the event of a reorganization of the Company, an "interested shareholder" is a shareholder who assumes a relatively less proportion of obligation than that of any other shareholder of that class or who has an interest different from that of any other shareholder of that class.

Article 85 Resolutions of a class general meeting shall be approved by votes representing more than two-thirds of the voting rights of shareholders of that class present at the meeting who, in accordance with Article 84, are entitled to vote at the meeting.

Pursuant to the applicable rules governing listing of securities as revised from time to time, when any shareholder is obliged to abstain from voting on a motion at a class meeting or when any shareholder is restricted to vote in favour of or against a motion at a class meeting, any vote of such shareholder or its proxy which violates the relevant requirement or restriction shall not be counted in the voting result.

Special voting procedures for class shareholders shall not apply in the following circumstance:

(1) with the approval by special resolutions in a general meeting, the Company issues and plans to issue, at one or more occasions, a total number of shares not exceeding 20% of each of its existing issued and outstanding domestic shares and overseas listed foreign shares in every 12 months;

(2) the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is completed within 15 months from the date of approval of the regulatory securities authorities of the State Council.

Article 86 Under the circumstances stipulated in the preceding Article, after announcing the notice of shareholders' general meeting, the Company shall announce the notice of shareholders' general meeting once again within 3 days after the day on which the share certificates are registered.

CHAPTER 8 CLOSING AND ADJOURNMENT OF THE MEETING

Article 87 The chairman of the meeting shall have the power to declare the adjournment of the meeting in accordance with the arrangement and progress of the meeting. The chairman of the meeting may also declare the adjournment of the meeting when it is deemed necessary.

Article 88 The chairman of the meeting shall declare the meeting closed after the motions have been passed at the general meeting without objection from any shareholders or proxies.

CHAPTER 9 RESOLUTIONS AND MINUTES OF THE MEETING

Article 89 A shareholders' general meeting should pass resolutions for the motions which are listed in the agenda of the meeting.

Article 90 Minutes of a general meeting shall be kept. The minutes shall record the following information:

(1) the number of voting shares represented by shareholders present at the meeting, and the percentage of such shares in the total number of shares in the Company;

(2) the date and venue of the meeting;

(3) the name of the chairman of the meeting and the agenda of the meeting;

(4) the summary of each attendee's opinion on motions;

(5) the voting result of each issue voted on;

(6) the inquiries and suggestions of shareholders and the answers or explanation made by the board and the supervisory committee;

(7) other issues that shall be recorded in the minutes in accordance with opinions of the general meeting and provisions of the Articles of Association.

Article 91 Resolutions and minutes of a general meeting shall be signed by directors attending the meeting and the minutes recorder, while minutes of the meeting shall be signed by the person in charge (the chairman of the meeting), and be kept by the secretary to the board as the Company's permanent record.

Article 92 The secretary to the board shall be responsible for keeping such written information as the register of attendees, power of attorney, photocopy of identification documents, voting statistics sheet, minutes of the meeting and resolutions of a general meeting.

CHAPTER 10 DISCLOSURE OF INFORMATION

Article 93 The board of the Company shall strictly comply with the laws, regulations and requirements of the stock exchange on which the Company's share are listed and transacted in relation to the disclosure of the Company's information. It shall ensure that matters examined and/or resolutions passed at the board meeting are disclosed truly, accurately, thoroughly and in a timely manner.

CHAPTER 11 SUPPLEMENTARY PROVISIONS

Article 94 These Rules are an appendix to the Company's Articles of Association. They are prepared by the board and shall come into effect, together with the Company's Articles of Association amended in accordance with the requirement for domestically listed companies, upon approval of a shareholders' general meeting by passing a special resolution. Any amendment to these Rules shall be proposed by the board in form of an amendment proposal, and shall come into effect upon approval of a shareholders' general meeting by passing a special resolution.

Article 95 The shareholders' general meeting authorizes the board to interpret these Rules.

Article 96 Where any matter is not covered by these Rules or where these Rules fail to comply with the laws, administrative regulations, other relevant regulatory documents and provisions of the Articles of Association, those laws, administrative regulations, other relevant regulatory documents and provisions of the Articles of Association shall prevail.

Article 97 The phrases "more than" and "less than" herein for the numbers includes the numbers indicated themselves while "majority" and "exceed" excludes the numbers indicated themselves.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the operational procedure of the board of directors of Air China Limited (hereinafter referred to as the "Company") and to ensure the working efficiency and the scientific strategic decision-making of the board of directors, these Rules are formulated in accordance with the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other relevant laws and regulations and the "Articles of Association of Air China Limited" (hereinafter referred to as the "Articles of Association").

Article 2 As authorized by the general meeting, the board of directors shall be responsible for the operation and management of the Company's assets, and acts as central business decision-making body that is accountable to the general meeting.

CHAPTER 2 FORMATION AND COMMITTEES OF THE BOARD

Article 3 The board of directors shall be established in accordance with the Articles of Association, with the appropriate proportion of independent directors and outside directors.

Article 4 Directors shall be elected or replaced at the shareholders' general meeting each for a term of three (3) years. The term of a director is renewable by re-election after its expiry. However, the term of an independent director re-elected shall not exceed six (6) years. The director, before his term of office is expired, shall not be removed by the general meeting without any reason. The term of a director shall be calculated from the date of passing the resolution at the general meeting to the expiry of that session of the board.

Article 5 When the term of office of all directors are expired, in the event that the new board of directors has not been elected, the former directors shall continue to perform their responsibilities until the new board of directors is formed.

Article 6 The board shall include one chairman and two vice-chairmen, who are elected and removed by a majority of directors.

The chairman of the board of directors shall exercise the following functions and powers:

(1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

(2) to examine the implementation of resolutions passed by the board of directors at board meetings;

(3) to sign the securities certificates issued by the Company;

(4) to sign important documents of the board of directors and other documents which should be signed by the legal representative;

(5) to exercise powers of the legal representative;

(6) in any emergent force majeure event such as natural disasters, to exercise his special right of disposal to the business of the Company in compliance with laws, regulations and in the interests of the Company, and to report to the board of directors and the general meeting of the Company afterwards.

(7) to exercise other powers conferred by the board of directors;

The deputy chairman shall assist the chairman in performing his duties. If the chairman is unable or fails to perform his duties, such duties shall be performed by the deputy chairman. In the event that he deputy chairmen is unable or fails to perform their duties, a director shall be elected jointly by more than a half of the directors to perform such duties.

Article 7 The Company shall have a secretary to the board who shall be nominated by the chairman of the board of directors and employed or dismissed by the board of directors. The secretary shall be accountable to the board. The main duties of the secretary to the board include:

(1) organizing and arranging for the board meetings and shareholders' general meetings; preparing meeting materials, handling relevant meeting affairs; making minutes of the meetings and ensuring their accuracy; keeping meeting documents and minutes; taking initiative to monitor the progress of the implementation of relevant resolutions; reporting any important issues occurring during the implementation to the board and giving relevant advice to the board.

(2) ensuring the material matters decided by the board of the Company to be carried out strictly in accordance with the procedures stipulated; at request of the board, participating in the arrangement of consultation on and analysis of the matters to be decided by the board and offering relevant opinions and suggestions; handling the day-to-day affairs of the board and its committees as entrusted.

(3) acting as the liaison officer of the Company with the regulatory securities authorities, responsible for organizing, preparation and timely submission of the documents required by the regulatory authorities as well as accepting and organizing the implementation of any assignment from the regulatory authorities.

(4) coordinating and organizing the Company's disclosure of information; establishing and improving the information disclosure system; participating in all of the Company's meetings involving the disclosure of information; and keeping informed of the Company's material operation decisions and related information in a timely manner.

(5) keeping the Company's price-sensitive information confidential and establishing effective confidentiality systems and measures; in case of any of the Company's price-sensitive information divulged due to any reason, taking necessary remedial measures, timely explaining and clarifying it, and making relevant reports to the regulatory authorities in overseas jurisdictions where the shares of the Company are listed and the CSRC.

(6) coordinating and organizing marketing activities; coordinating reception of visitors, handling the investor relations; keeping in touch with investors, intermediaries and news media; coordinating replies to inquiries from the public; and ensuring investors to obtain the information disclosed by the Company in a timely manner; organizing and preparation of the Company's domestic and overseas marketing and promotion activities; preparing conclusive reports on marketing and important visits; and organizing matters about the submission of the reports to the CSRC.

(7) handling and keeping the materials in relation to information on shareholders register, directors register, amount of shares held by major shareholders and records of directors' shares, and the list of beneficiaries of outstanding bonds of the Company.

(8) assisting directors and the president in duly implementing the domestic and foreign laws, regulations, the Articles of Association and other related provisions during exercising their functions and powers; upon becoming aware that the Company has passed or may pass resolutions which may breach the relevant provisions, being liable for immediately reminding the board and being entitled to report such facts to the CSRC and other regulatory authorities.

(9) coordinating the provision of relevant information necessary for the Company's supervisory committee and other regulatory authorities to discharge their duties; assisting in carrying out due diligence on the chief financial officer, directors and the general manager of the Company of their fiduciary duties.

(10) exercising other functions and powers as conferred by the board, as well as other functions and powers as required by laws in any jurisdiction where the shares of the Company are listed and the stock exchanges.

Article 8 The board shall establish special committees such as strategy and investment committee, audit and risk management committee, and management personnel training and remuneration committee in accordance with related resolutions of the shareholders' general meeting. These special committees shall consider specific matters and give their opinions and advice for the board's decision-making based on the proposals made by the board of directors, the chairman of the board and the president.

The majority of members of audit and risk management committee and management personnel training and remuneration committee shall be independent non-executive directors, and the persons in charge of the committees shall be acted by independent non-executive directors. The audit and risk management committee shall have at least one independent non-executive director who shall have relevant professional qualifications, or shall have professional specialty in audit or related financial management. Such special committees shall formulate relevant working rules which shall be come into effect upon receiving approval by the board of directors.

CHAPTER 3 FUNCTIONS AND POWERS OF THE BOARD

Article 9 The board shall be responsible to the shareholders' general meeting and exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and report on its work to the shareholders' general meetings;

(2) to implement the resolutions passed at the shareholders' general meetings;

(3) to determine the Company's business plans and investment plans;

(4) to formulate the Company's annual budgets and final accounts;

(5) to formulate the Company's profit distribution proposals and loss recovery proposals;

(6) to formulate the proposals for increase or reduction of the Company's registered capital, and proposals for issue of the Company's bonds;

(7) to formulate the proposals for merger, demerger or dissolution of the Company;

(8) to decide on the general investment, risk investment, connected transactions, assets pledged and other guaranteed affairs of the Company within the authority granted by the shareholders' general meeting;

(9) according to laws, administrative regulations and the Articles of Association, to decide on other external guarantees that require the approval of the general meetings;

(10) to decide on the establishment of the Company's internal management bodies;

(11) to appoint or remove the Company's president, secretary to the board of directors; to appoint or remove the Company's senior officers such as deputy president and person in charge of finance according to the proposals of the president and determine their remunerations, rewards and punishment;

(12) to formulate the Company's fundamental management system;

(13) to formulate the proposals for any amendment to the Articles of Association;

(14) to manage matters of disclosure of information on the Company;

(15) to make proposal of any employment or replacement of the accounting firm which audits the Company's accounts at the shareholders' general meeting;

(16) to receive the work report of the president of the Company and examine on the president's work;

(17) to exercise other functions and powers as stipulated by laws, administrative regulations or the Articles of Association and granted by the shareholders' general meeting.

Article 10 Any external guarantee of the Company shall be considered and passed by the board of directors. Matters fulfilling any of the following conditions shall be approved by the general meeting after being considered by the board of directors:

(1) Any provision of guarantee, provided after amount of external guarantees provided by the Company or its controlled subsidiaries exceeds 50% of the latest audited net assets;

(2) provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

(3) provision of a single guarantee whose amount exceeds 10% of the latest audited net assets;

(4) provision of guarantee to shareholders, actual controllers and their connected parties;

(5) the amount of external guarantees of the Company within a year exceeds 30% of total assets of the Company;

(6) other matters that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Associations.

Article 11 Limits of the board's right to approve the Company's investment projects are specified as follows:

(1) General transactions (including investments and acquisitions). The board shall have the authority to approve any transaction which fulfills the following conditions:

1. Based on the ratio tests specified in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules of the Stock Exchange"), each of the assets ratio, profit ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction is less than 25%; and

2. each of the following five ratios applicable to the transaction is less than 50%: total asset value of the transaction (the higher of the book value and the appraised value, if applicable) to the latest audited total asset value of the Company; the transaction amount (including the debts and costs assumed) to the latest audited net asset value of the Company; profit from the transaction to the audited net profit of the Company for the latest financial year; revenue generated from the main business under the subject of the transaction (such as

equity interests) for the latest financial year to the audited revenue from the main business of the Company for the latest financial year; and relevant net profit generated under the subject of the transaction (such as equity interests) for the latest financial year to the audited net profit of the Company for the latest financial year; and in addition, the total amount of purchases or sales, in which such transaction is included, of major assets (including connected transactions) within one year is less than 30% of the total assets of the Company (absolute values shall be taken if the above values are negative).

(2) Connected transactions. The board shall have the authority to approve any connected transaction which fulfills the following conditions:

1. any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of the Stock Exchange is less than 2.5%; and

2. the transaction amount represents less than 5% of the latest audited net asset absolute value of the Company, and the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

(3) Risk investments (representing futures contracts such as aircraft fuel prices hedging contracts and other derivatives). Subject to Clause (1) of Article 11 in the rules, the board of directors shall have the authority to examine and approve the projects with the investment amount of less than 15% of the Company's latest audited net asset; the projects exceeding the aforesaid limit shall be examined and approved by a general meeting.

(4) External Guarantee. The board of directors shall have the authority to approve external guarantees, except those required to be approved by the general meetings according to applicable domestic and overseas laws and regulations, regulatory documents and stipulations of the Articles of Association.

Article 12 Limits of the board's right to approve the disposals of the Company's fixed assets:

The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose of or agree to dispose of any fixed assets of the Company, unless the sum of the expected value of the consideration for a fixed asset to be disposed of and the amounts generated from all completed disposals

of fixed assets of the Company during a period of four (4) months prior to the proposed disposal does not exceed 33 % of the value of the Company's fixed assets as shown in the latest balance sheet tabled at a shareholders' general meeting, in such a case the board of directors shall have the authority to approve. Should there be any inconsistency between the preceding requirements and provisions of the stock exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail.

Disposals of the fixed assets include transfer of some asset interests, but not include guarantee provided by pledge of fixed assets.

The effectiveness of the Company's disposal of the fixed assets shall not be affected by any breach of the forgoing provisions in Clause 1 of this Article.

In the event that the board of directors make decisions on market development, mergers and acquisitions, and investments in new areas, for the projects with the investment amounts or mergers and acquisitions of up to certain percentage of the Company's total assets (such percentage shall be decided by the general meetings), a public consultant institutions shall be retained to provide professional advice as the important basis for the board's decision-making.

Article13 During the recess of the board meeting, the chairman of the board, with authorization from the board, may perform partial duties of the board.

The chairman shall be authorized by the board in accordance with the following principles:

(1) to focus on the operation and development of the Company, to make good use of market opportunities and to ensure smooth and efficient operation of the Company;

(2) to be flexible and pragmatic, to avoid excessive formalities on condition that it is not against the Articles of Association, and to ensure the business decision of the Company is made in a timely manner;

(3) not to harm the interests of the Company and shareholders as a whole, especially the legal interests of minority shareholders.

CHAPTER 4 RULES FOR BOARD MEETINGS

Article 14 The board meetings include regular board meetings and extraordinary board meetings. Regular board meetings include: annual meetings, interim meetings, first-quarter meetings and third-quarter meetings.

(1) Regular board meetings

1. Annual board meetings

   Annual meetings shall be convened within 120 days from the end of the financial year of the Company, or other time which is considered as appropriate by the board. The directors shall discuss motions to be submitted at the general meeting for approval. The time of an annual board meeting shall be determined to ensure that the annual general meeting of the shareholders may be convened within 6 months from the close of the financial year of the Company.

2. Interim board meetings

   The interim board meetings shall be convened within 60 days from the expiry of the first six months of the financial year of the Company, or other time which is considered as appropriate by the board. The directors shall mainly examine and approve the Company's interim reports and deal with other relevant matters at such meetings.

3. First-quarter and third-quarter meetings

   The meetings shall be held in the first month of each of the second and fourth quarter of the calendar year. The directors shall mainly examine and approve the Company's quarterly reports for the preceding quarters at such meetings.

(2) Extraordinary board meetings.

If any of the following circumstances occurs, the chairman of the board of directors shall issue a notice convening an extraordinary board meeting within ten (10) days which shall not be limited by the notice period prescribed in Article 24 hereof:

1. Shareholder(s) representing more than 10% of the voting rights consider(s) it necessary;

2. The chairman of the board of directors considers it necessary;

3. More than one-third of the directors jointly propose it;

4. More than one-half of the independent directors jointly propose it;

5. The supervisory committee proposes it;

6. The president proposes it.

Article 15 The board meetings may be held on-site, by conference call or by written resolutions.

The board meetings may be held by conference call or other similar communication equipment, provided that the attending directors are able to hear clearly other directors' speech at the meeting and communicate among themselves. All attending directors shall be considered as being present at the meetings. In the event that the attending directors are unable to sign on the resolutions on site, they shall express their opinions orally during the meeting and complete the signing procedures as soon as possible.

When the board of directors accepts discussion on any motion in written form instead of holding a board meeting, the draft of the motion must be sent to each director by hand, post, telegraph or facsimile transmission. In addition, when the number of the directors signed on the draft satisfies the quorum required by laws, regulations and the Articles of Association, and the motion has been sent to secretary to the board by foregoing methods, such motion shall be deemed as the board resolution, then no further board meeting will be necessary. However, regular board meetings shall not resolve on any motion in such a way of written motions. Furthermore, if the board considers that any major shareholder or director has any material conflict of interests in any motion to be resolved at a board meeting (as defined by applicable domestic and overseas regulations) or director, such motion shall not be resolved in such a way of written motions.

Article 16 A board meeting shall be convened and chaired by the chairman of the board. If the chairman of the board is unable or fails to convene and chair the meetings, the deputy chairman shall convene and chair the meetings; if the deputy chairman of the board is unable or fails to convene and chair the meetings, a director shall be jointly elected by a simple majority of directors to convene and chair the meetings.

Article 17 The quorum of board meetings shall be formed by a majority of directors.

Article 18 Directors shall attend the board meetings in person. Where a director is unable to attend a meeting for any reason, he may authorize another director in writing to attend the meeting as his proxy. The written authorization shall set out the name of the attorney as well as the subject, limit and validity of such authorization, and shall be signed or sealed by the principal.

Article 19 The board of directors shall propose to the shareholders' general meeting to replace any independent director who has not been present in person for three times consecutively at board meeting.

In the event that any other director has twice consecutively failed to be present in person at any board meeting, nor authorized another director to be present

at the board meeting on his behalf, he shall be considered unable to fulfill his responsibilities as a director, and the board of directors shall accordingly suggest the shareholders' general meeting making a replacement.

CHAPTER 5 PROPOSED RESOLUTIONS OF BOARD MEETINGS

Article 20 Resolutions shall be proposed to the board meetings in the following circumstances:

(1) The chairman of the board of directors propose it;

(2) More than one-third of the directors jointly propose it;

(3) The supervisory committee proposes it;

(4) Any special committee of the board proposes it;

(5) The president proposes it;

(6) More than one-half of the independent directors jointly propose it;

(7) other circumstances so stipulated by laws, regulations and the Articles of Association.

Article 21 The secretary to the board shall be responsible for compiling the proposed resolutions to be considered at the meeting. Any person proposing the resolution shall submit such proposed resolutions and the relevant explanatory materials to the secretary to the board 5 days before the date of notice convening the board meeting. Proposed resolutions in relation to major connected transactions (as determined on the criteria promulgated by the relevant regulatory authorities from time to time) in relation to the appointment and removal of accounting firm, which are subject to approval by the board or the shareholders at the general meeting and proposed resolutions of appointment or dismissal of accounting firms shall first be approved by more than one-half of the independent directors. The relevant materials shall be submitted to the chairman of the board or the convener of the board meeting after such materials being compiled by the secretary to the board who shall set out the time, place and agenda of the meeting.

Article 22 The secretary of the board shall be responsible for communication and liaison with all directors during the period from the issue of notice convening the board meeting to the holding of the meeting, and make a timely supplement of the documents as required by the directors for making decisions on the resolution.

Where more than one-fourth of the directors or more than two independent directors consider the materials provided insufficient or uncertain, they may jointly make a proposal in written form to adjourn the board meeting or the discussion on part of the proposed resolutions. The board shall accept such proposal. Unless such proposal is put forward during the meeting, the secretary to the board shall give a notice to the directors, supervisors and other persons attending the meeting upon receiving a written joint request from the relevant directors to adjourn the meeting or discussion on part of the proposed resolutions.

CHAPTER 6 NOTICE OF MEETINGS

Article 23 A notice of a board meeting shall be given to all the directors, supervisors or other persons attending the meeting before the date of such meeting, and shall be signed and issued by the convener of the board meeting.

The notice of such meeting shall set out the following:

(1) the time and place of the meeting;

(2) the duration of the meeting;

(3) the agenda, relevant reasons, subject matter and the relevant materials;

(4) the date of the notice.

Article 24 The notice of the board meetings shall be given in accordance with the following requirements:

(1) If the time and place of regular board meeting has been stipulated by the board, the board may not give any notice unless the time and place of regular board meeting are changed. The agenda and relevant documents of the meeting shall be given to all directors, supervisors and other persons attending the meeting at least 3 days in advance;

(2) If the time and place of regular board meeting are not stipulated by the board, the secretary to the board shall inform all directors at least 14 days in advance of the time, place and agenda of the meeting by facsimile transmission, courier, registered post or hand;

(3) The notice shall be written in Chinese and if necessary, be accompanied by an English version.

Article 25 Any director, upon receipt of the notice, shall notify the secretary of the board within two days prior to the meeting whether he will attend the meeting.

A director may waive his right to receive the notice of the board meeting.

If any director has been present in the meeting, and he does not claim before his arrival or claim at the meeting that no such notice is received by him, it shall be deemed that the notice of meeting has been served on him.

Article 26 If any adjournment or cancellation of the meeting for any reason, a notice shall be given to the attendees one day before the original date of the meeting.

CHAPTER 7 CONSIDERING AND VOTING ON PROPOSED RESOLUTIONS

Article 27 The chairman of the board meeting shall call the meeting as scheduled.

Article 28 The meeting shall be chaired by the chairman of the meeting. The person proposing a resolution or relevant persons shall elaborate the proposed resolutions to the board.

Article 29 Meetings of the board shall be conducted in a democratic way and views of its members shall be duly respected.

Article 30 When reviewing the relevant motions and items, in order to understand the main points and situations in detail, the board may require heads of the relevant departments to attend the meeting to answer relevant questions. If any proposal being considered at the meeting is found unclear or infeasible to be fully discussed, the board shall adjourn the discussion on that subject.

Article 31 Attending personnel shall have the right to speak but no right to vote. Resolutions of the board shall be made after due consideration of their opinions.

Article 32 The independent directors shall give their independent opinions to the board or the general meeting on the following matters:

(1) the nomination, appointment and removal of any director;

(2) the appointment and dismissal of any senior officer;

(3) the remuneration of the directors and senior officers of the Company;

(4) the existing or new loans granted by the Company to its shareholders, actual controller or related enterprises, or other funds transferred from the Company, with the total amount exceeding $3 million or 5% of the latest audited net asset value, and whether the Company has taken effective measures to recover such debts;

(5) Distribution plans of the cash profits that the board of directors has not made;

(6) Issues that the independent directors consider possible to impair on the rights and interests of minority shareholders;

(7) other matters so stipulated by laws, regulations, regulatory documents or the Articles of Association.

An independent director shall provide his comments by way of: agreeing; reserving his opinion with reasons; objecting with reasons; or expressing his view as not being able to provide his comments and his difficulties thereof.

When the relevant issues are of those required to be disclosed, opinions of independent directors shall be notified in public by the Company. In addition, if the independent directors have different opinions and cannot come to an agreement, their opinions shall be disclosed respectively by the board.

Article 33 In reviewing the proposed resolutions at the board meeting, all directors present at meetings shall declare their affirmative, dissenting votes or abstaining opinions. The proposal may be voted by show of hands or by a poll, which shall be decided by the chairman of the board meeting.

The directors who are acting as proxies shall exercise the voting rights within the scope of such authorization.

Article 34 If a director fails to attend a board meeting in person or by proxy, he shall be deemed to have waived his rights to vote at the meeting.

Article 35 Any resolutions of the board with respect to any of the following matters shall be passed by more than two-thirds of the directors while other resolutions of the board shall be passed by a majority of the directors: (1) formulation of proposals for the increase or reduction of the registered capital of the Company; (2) formulation of proposals for the issue of the debt securities of the Company; (3) making proposals for merger, demerger or dissolution of the Company; (4) formulation of proposals for amendments to the Articles of Association; (5) external guarantee; and (6) other matters so stipulated by laws, regulations or the Articles of Association.

Article 36 Each director has one vote. In the case of equal division of affirmative and dissenting votes, the chairman of the board of directors is entitled to a casting vote.

Article 37 If any director is associated with the enterprises that are involved in the matters to be resolved by the board meetings, he shall not exercise his voting rights for

such matters, nor shall he exercise voting rights on behalf of other directors. Such board meetings shall be convened by a majority of the directors present thereat who not connected. Decisions made by the board meetings shall be passed by a majority of the directors that are not connected. The matters provided in Article 35 hereof to be passed by more than two-thirds of the directors shall be passed by votes of more than two-thirds of the directors that are not connected. If the number of non-connected directors attending the board meetings falls short of three, such matters shall be submitted to the Company's general meeting for approval.

Article 38 If any director of the Company or its associates (as defined by the applicable securities listing rules as amended from time to time) has/have direct or indirect material interest in the contract, transaction or arrangement entered into or contemplated by the Company (except for employment contracts between the Company and directors, supervisors, president, deputy presidents and other senior officers), whether an approval from the board of directors is required for the relevant matters under normal circumstances, he shall disclose to the board of the nature and amount of his interest as soon as practicable.

In respect of the contract, arrangement or proposal in which the relevant director or his associates has/have substantial interests, the relevant director shall not vote at the relevant board meeting, nor shall he be counted in the quorum.

CHAPTER 8 RESOLUTIONS AND MINUTES OF THE MEETINGS

Article 39 In general, resolutions shall be made in respect of all matters considered at the board meeting.

Article 40 A resolution of the board on the Company's connected transaction shall not be valid until it is approved by the independent directors in writing.

Article 41 A written resolution of the board which is signed by the directors shall not take legal effect as a resolution of the board if it has not been passed in accordance with the prescribed procedures, notwithstanding all the directors have already expressed their opinions in different ways.

Article 42 The minutes of the board meeting shall record in detail the matters discussed by the directors. The minutes shall state the following:

(1) the date and place of the meeting, and the names of convener and chairman of the meeting;

(2) the names of the directors attending the meeting in person or by proxy and the names of their proxies;

(3) the agenda of the meeting;

(4) the summary of the directors' opinions (for a meeting by written resolution, the directors' opinions in writing shall prevail) (including any doubts or objections of the directors);

(5) the voting method and result of each proposed resolution (the result of the voting shall set out the respective number of the votes of assenting, dissenting or abstention).

Article 43 The minutes of each board meeting shall be given to all directors as soon as practicable. Directors who wish to amend or supplement the minutes shall submit a written report setting out his comments to the chairman of the board within one week after the receipt of the minutes circulated.

Article 44 Directors and recorder(s) present at meetings shall sign the minutes. Each director shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be properly and permanently kept as important documents of the Company in the premises thereof.

Article 45 Any director who votes for a resolution in violation of any laws, administrative regulations, the Articles of Association or resolutions of general meeting shall be directly liable for all losses arising therefrom. Any director who votes against the resolution and who has been proved as having expressed dissenting opinions on the resolution that are recorded in the minutes of the meeting may be exempted from such liability. Any director who abstains from voting or who fails to attend the meeting in person or by proxy shall not be exempted from such liability. Any director who explicitly expresses his objection in the course of discussion but fails to cast an objection vote shall not be exempted from such liability.

CHAPTER 9 IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD MEETING AND FEEDBACKS

Article 46 The board of the Company shall strictly comply with the laws, regulations and requirements of the stock exchange on which the Company's share are listed and transacted in relation to the disclosure of the Company's information. It shall ensure that matters examined and/or resolutions passed at the board meeting are disclosed truly, accurately, thoroughly and in a timely manner.

Article 47 Prior to disclosure of any resolution of the board through normal channels, any attendee shall by no means disclose it in any form or acquire any interest for himself thereby.

CHAPTER 10 IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD MEETING AND FEEDBACKS

Article 48 The following matters shall not be carried out until they are examined and approved by the board and submitted to and approved by the general meeting:

(1) to formulate the Company's annual budget and final accounts;

(2) to formulate the Company's profit distribution proposals and loss recovery proposals;

(3) to formulate the proposals for increase or reduction of the Company's registered capital;

(4) to formulate the proposals for issue of Company's debt securities;

(5) to formulate the proposals for merger, demerger or dissolution of the Company;

(6) to formulate the proposals for any amendment to the Articles of Associations;

(7) to make proposal of any employment or replacement of the accounting firm which audits the Company's accounts at the shareholders' general meeting.

Article 49 The president shall fully implement the resolutions passed by a board meeting within the scope of his duties or as authorized by the board and report to the board on the implementation of such resolutions. Other matters shall be organized and implemented by related departments arranged by the board, which shall receive and consider the report of these departments. The secretary to the board shall be responsible for transfer of the reporting material abovementioned in written form to the board.

Article 50 The chairman of the board shall have the power to, or authorize the deputy chairman or other directors to, supervise the implementation of the resolutions of the meeting.

Article 51 At each board meeting, the president or other related departments shall report on the implementation of the resolutions passed by the board during the last meeting to the board in written form. The board shall evaluate the implementation of such resolutions.

Article 52 Under the direction of the board and the chairman, the secretary to the board shall take initiatives to obtain information about the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board and the chairman thereof in relation to the important issues in implementation.

CHAPTER 11 SUPPLEMENTARY ARTICLES

Articles 53 These Rules are an appendix to the Company's Articles of Association. They are prepared by the board and shall come into effect, together with the Company's Articles of Association amended in accordance with the requirement for domestically listed companies, upon approval of a shareholders' general meeting by passing a special resolution. Any amendment to these Rules shall be proposed by the board in form of an amendment proposal, and shall come into effect upon approval of a shareholders' general meeting by passing a special resolution.

Article 54 The shareholders' general meeting authorizes the board to interpret these Rules.

Article 55 Where any matter is not covered by these Rules or where these Rules fail to comply with the laws, regulations and other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings, those laws, regulations, other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings shall prevail.

Article 56 The phrase "more than" herein for the numbers includes the numbers indicated themselves while "majority" excludes the numbers indicated themselves.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the operation of the supervisory committee of Air China Limited (hereinafter referred to as the "Company") and to ensure the supervisory committee to perform its obligations granted by all shareholders, these Rules shall be formulated according to laws, regulations and regulatory documents such as the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guide to Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies", and provisions of the Articles of Association of Air China Limited (hereinafter referred to as the "Articles of Association").

Article 2 The supervisory committee of the Company shall report to the shareholders' general meeting and monitor the legal and procedural compliance of the Company's financial undertakings and the discharge of duties of its directors, president, deputy president and other officer(s) in order to safeguard the legal interests of the Company and its shareholders.

CHAPTER 2 ORGANIZATION OF THE SUPERVISORY COMMITTEE

Article 3 The supervisory committee shall be established with proper proportions of staff representatives and external supervisors in accordance with the Articles of Association.

Article 4 In addition to satisfying the requirements set out in the Company Law and the Articles of Association, supervisors shall also have legal and accounting-related professional knowledge and work experience.

Article 5 There shall be one chairman on the supervisory committee. The chairman shall be appointed or removed by more than two-thirds of the members of the supervisory committee.

The chairman of the supervisory committee shall preside over the business of the supervisory committee and exercise the following powers:

1. to convene and preside over meetings of the supervisory committee;

2. to arrange for formulation of working plans of, and implementation of resolutions of the supervisory committee;

3. to execute documents in relation to the supervisory committee;

4. to report, on behalf of the supervisory committee, to the shareholders' general meeting on its work;

5. to oversee and examine the implementation of resolutions of the supervisory committee;

6. to exercise other powers stipulated in relevant laws and regulations and the Articles of Association or delegated by the supervisory committee.

In the event that the chairman of the supervisory committee is unable to perform his duties, he shall appoint a supervisor to act on his behalf.

Article 6 The term of office for supervisors shall be three years. Upon expiration of his term, a supervisor may be re-elected for a successive term.

If a new supervisory committee is not elected during re-election, the members of the existing supervisory committee shall perform their duties until a new session of the supervisory committee is formed.

Supervisors may resign from their office prior to expiration of their term of office. In the event that the number of supervisors falls short of the quorum of the supervisory committee as a result of such resignation, the resignation shall not become effective until the vacancy resulting from the resignation is filled up by a succeeding supervisor.

CHAPTER 3 FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

Article 7 The supervisory committee is accountable to the shareholders in general meeting and exercise the following functions and powers in accordance with the laws:

(1) to examine the Company's financial undertakings and authorize, on behalf of the Company, accounting firms to independently review the same of the Company, whenever necessary;

(2) to oversee the Company's directors, president, deputy president and other officers during the discharge of their duties to the Company, and to propose the removal of the directors, president, deputy president and other senior officers for any violations of the laws, administrative regulations, Articles of Association or any resolutions of shareholders' general meeting;

(3) if any act of the Company's directors, president, deputy president and other officers damages the interests of the Company, to require them to rectify such act accordingly;

(4) to verify financial information such as financial reports, business reports and profit distribution plans as proposed by the board of directors to be tabled at the shareholders' general meeting, and if in doubt, to appoint any registered accountant or practicing auditors in the name of the Company to assist in reviewing them;

(5) to review any agreement governing major connected transactions, examine execution of such agreement and report to the shareholders' general meeting and, if necessary, give specific opinions on such major connected transactions;

(6) to review revised projects financed by raised proceeds and give opinion;

(7) to propose the extraordinary motions for the shareholders' general meeting;

(8) to propose the convening of extraordinary general meetings and, in case the board of directors does not perform the obligations to convene and chair the shareholders' general meetings in accordance with the requirements of the laws, administrative regulations and Articles of Association, to convene and chair the shareholders' general meetings;

(9) to propose the convening of extraordinary meetings of the board of directors;

(10) to attend any meeting(s) of the board of directors and oversee such issues as the validity of convening its meeting(s) or as whether connected directors' abstaining from voting thereat and its resolutions comply with the laws and regulations and Articles of Association or are in line with the actual needs of the Company;

(11) to represent the Company in negotiation with or taking an action against a director;

(12) to exercise such other powers as delegated by the laws, regulations, Articles of Association and shareholders' general meeting.

Supervisors shall attend meeting(s) of the board of directors.

Article 8 At the annual general meeting, the supervisory committee shall deliver the supervision report of the Company for the previous year, including:

(1) examination of financial undertakings of the Company;

(2) performance of directors, president, deputy president and other senior officers of the Company for complying with the relevant laws, regulations, Articles of Association and resolutions of the shareholders' general meeting;

(3) other material issues to be reported to the shareholders' general meeting as deemed necessary by the supervisory committee.

The supervisory committee may, if it thinks necessary, comment on motions proposed at the shareholders' general meeting, and file an independent report accordingly.

Article 9 To exercise its supervisory powers, the supervisory committee shall, in case that the Company's financial undertakings are in violation of the laws or regulations, and that the Company's directors, president, deputy president or other senior officers act in violation of the laws or regulations or Articles of Association, report to the board of directors and the shareholders' general meeting or directly to the regulatory securities authorities under the State Council and other relevant authorities.

Article 10 To excise its powers, the supervisory committee may, if necessary, retain legal or accounting firms to provide professional assistance at reasonable expenses which shall be borne by the Company.

Article 11 In exercise of its supervisory powers, the supervisory committee shall not perform the duties in lieu of the board of directors or the president, nor undertake any operations on behalf of the Company.

Article 12 In exercise of its/their supervisory powers, the supervisory committee or supervisors shall comply with the applicable laws and Articles of Association and perform its supervisory powers honestly and diligently to protect the lawful interests of shareholders and the Company. Supervisors shall not use their office and authority to serve their own interests, nor shall they disclose trade secrets or other confidential information on the Company's operation and management.

CHAPTER 4 RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Article 13 The supervisory committee shall hold at least one meeting every six (6) months. Upon the proposal made by the chairman of the supervisory committee or more than two-thirds of its members, the supervisory committee may hold an extraordinary meeting.

Article 14 The chairman of the supervisory committee shall issue notice of its meeting, while its liaison officers shall inform any relevant party to prepare for such meeting.

Any notice of meeting of the supervisory committee shall include the date and place of the meeting, subject of discussion and the issue date thereof.

Such notice of meeting shall be given to all supervisors and related parties to be present or in attendance at the meeting ten (10) days prior to the date appointed for holding of such meeting, either by facsimile, courier, registered post or by hand. A notice of an extraordinary meeting may be served three (3) days prior to the date thereof.

Any notice of delay or cancellation of such meeting due to any reason shall be served on the attendees one (1) day prior to the scheduled date.

Article 15 Motions of the supervisory committee are put forward primarily based on the matters considered by the board of directors or proposed by the supervisory committee.

Any proposal required to be submitted to the supervisory committee by supervisors and other relevant personnel for examination, discussion and/or decision shall be submitted in advance to its liaison officers. After compilation of proposals by its liaison officers, the chairman shall decide whether the proposal should be included in the agenda.

In principle, any proposal submitted shall be included in the agenda; otherwise the chairman shall specify reasons in writing to the proposer. The chairman shall not withhold it from discussion or without response; otherwise the proposer shall have the right to report it to the relevant regulatory authorities.

Proposals together with the notice of the meeting shall be served on all members of the supervisory committee and those who are due to attend the meeting.

Article 16 At any meeting of supervisory committee prior to a annual general meeting, the supervisory committee shall examine its supervision report in relation to the Company for the previous year under Article 8 hereof.

Article 17 The chairman of the supervisory committee shall be responsible for convening and holding its meetings. If the chairman of the supervisory committee is unable or has failed to perform his duties, a supervisor shall be elected by a simple majority of supervisors to convene and chair meetings of the supervisory committee. The quorum of the supervisory committee meetings shall be formed by more than two-thirds of the supervisors.

The supervisory committee may, whenever necessary, require the directors, president, deputy presidents and other senior officers, internal and external auditors to attend its meetings to answer any questions that pose concern to it.

Article 18 Supervisors shall be present at meetings of the supervisory committee. If they fail to do so for any reason, they may authorize in writing other supervisors to act as proxies and vote on their behalf. Such written authorization shall include the name of the proxies, the matters in question, their authority and the period of validity, and shall bear the signature or seal of the person appointing the proxy. Should supervisors neither be present at meetings of the supervisory committee nor appoint proxies to attend the same on their behalf, they shall be deemed to abstain their voting rights at such meetings.

Any written authorization as such shall be made in writing together with its details and description of the authority of proxy, and be served on the liaison officers of the supervisory committee one (1) day prior to the holding of its meeting. The liaison officers of the supervisory committee shall be responsible for registration of proxy and announce it at the opening of meetings.

The written authorisation may be prepared in standard format by the liaison officers of the supervisory committee and be served on supervisors together with any notice of meetings.

Article 19 If any supervisor fails to attend meetings of the supervisory committee in person twice consecutively, nor appoints another supervisors to be present on their behalf, he shall be deemed incapable of performing his responsibilities and the shareholders' general meeting or the employee representatives' meeting shall replace that supervisor.

Article 20 The chairman shall call a meeting of the supervisory committee as scheduled. Subject to the unanimous agreement on the agenda of meetings among supervisors present, any proposed motions shall be considered separately.

Article 21 Meetings of the supervisory committee shall be conducted in a democratic way and views of its members shall be duly respected while any views, though diverse, shall also be kept upon making any decision. Supervisors holding different views or with objections shall abide by and implement any lawful resolutions of the supervisory committee. They shall not interfere therein or act out of their personal will; otherwise, the supervisory committee has the right to propose to the shareholders' general meeting to remove them from office.

Article 22 For any agenda item to be considered by the supervisory committee, the proposer or any supervisor appointed shall speak on this, elaborating its main ideas, cause and effect, and overriding points of the motion. For any significant motion, relevant personnel shall be organized to conduct a prior investigation and verification and make report thereon in writing for all supervisors' consideration.

Article 23 Any supervisor that is in connection with a motion shall withdraw and abstain from voting.

Article 24 Relevant personnel shall attend any meeting(s) of the supervisory committee only during consideration of matters that concern them, and withdraw from it in respect of other matters. Attending personnel shall has the right to speak but no right to vote. Resolutions of the supervisory committee shall be made after due consideration of their opinions.

Article 25 Voting on resolutions at a meeting of the supervisory committee shall be conducted by registered poll or a show of hands. However, a registered poll shall be adopted if more than two supervisors so request. Supervisors shall cast a vote each.

Article 26 All supervisors present at meetings shall declare their affirmative, dissenting votes or abstaining opinions. The attending supervisors acting as proxies shall exercise the rights within the power of attorney. Resolutions of the supervisory committee shall come into effect subject to the approval by more than two-thirds of its members.

Article 27 In principle, the supervisory committee shall make resolutions regarding the matters considered. Resolutions passed at the meetings shall be announced prior to the close of meetings and signed by all members present.

Article 28 Minutes shall be kept for meetings of the supervisory committee. The minutes shall include the date and place of the meeting; the name of the presider; the names of the present supervisors and those of the appointors and their proxies; agenda of meetings; the main points of the supervisors' speeches; and the voting modes and results of each motion (the voting results shall include the number of affirmative votes, dissenting votes and abstention votes).

Supervisors and recorder(s) present at meetings shall sign the minutes. Each supervisor shall be entitled to request for an explanation of his comments made at the meetings to be noted in the minutes. Such minutes shall be properly and permanently kept as important documents of the Company.

CHAPTER 5 INFORMATION DISCLOSURE OF MEETINGS OF THE SUPERVISORY COMMITTEE

Article 29 The chairman of the supervisory committee shall oversee and examine implementation of resolutions of the supervisory committee. The Company shall file and/or publish an announcement on such resolutions of the supervisory committee in accordance with applicable laws and the relevant requirements specified by the stock exchange(s) on which the Company's shares are listed.

Article 30 Prior to disclosure of any resolution of the supervisory committee through normal channels, any attendee shall by no means disclose it in any form or acquire any interest for himself thereby.

CHAPTER 6 EXECUTION OF RESOLUTIONS OF THE SUPERVISORY COMMITTEE

Article 31 For resolutions which involve suggestions on the Company's operations and management or require responses from the board of directors and the management, the supervisory committee shall designate supervisor(s), who shall be responsible for negotiation with the board of directors and the president for implementation of the resolutions, and file a written report to the supervisory committee in respect of implementation of the resolutions.

Article 32 Any significant matter required to be dealt with or rectified under resolutions of the supervisory committee shall be arranged and implemented by the board of directors in accordance with resolutions passed by in shareholders' general meetings. The general and specific matters shall directly vest with the president for arrangement and implementation. Results of the implementation shall be reported to shareholders' general meetings and circulated among supervisors.

Article 33 The chairman of the supervisory committee shall appoint supervisors to examine implementation of matters required to be dealt with or rectified under resolutions and may give evaluation opinions thereon.

CHAPTER 7 SUPPLEMENTARY ARTICLES

Articles 34 These Rules are an appendix to the Company's Articles of Association. They are prepared by the supervisory committee and shall come into effect, together with the Company's Articles of Association amended in accordance with the requirement for domestically listed companies, upon approval of a shareholders' general meeting by passing a special resolution. Any amendment to these Rules shall be proposed by the supervisory committee in form of an amendment proposal, and shall come into effect upon approval of a shareholders' general meeting by passing a special resolution.

Article 35 The shareholders' general meeting authorizes the supervisory committee to interpret these Rules.

Article 36 Where any matter is not covered by these Rules or where these Rules fail to comply with the laws, regulations and other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings, those laws, regulations, other relevant regulatory documents and provisions of the Articles of Association and Rules of Procedure for General Meetings shall prevail.

Article 37 The phrase "more than" herein for the numbers includes the numbers indicated themselves.

CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to regularize the connected transactions of Air China Limited (hereinafter referred to as the "Company"), to ensure the fairness of such connected transactions, to protect the benefits of investors with minority interests, to improve the management level of the Company, these Rules are formulated in accordance with relevant laws, regulations and regulatory documents currently applicable in China such as the "Company Law of the People's Republic of China", "Securities Law of the People's Republic of China", and related listing rules of securities or shares of any stock Exchange on which the Company's shares are listed (including but not limited to the Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, hereafter referred to as "Stock Exchange" and "Shanghai Stock Exchange" respectively) (hereafter referred to as the "Listing Rules"), and the Articles of Association of Air China Limited (hereafter referred to as the "Articles of Association").

Article 2 This system is applicable to the connected transactions between the Company and its connected party. The Company's connected transactions shall be in compliance with the relevant provisions of both the Listing Rules of the Stock Exchange and of the Shanghai Stock Exchange. Should there be any inconsistency between these two sets of rules, the stricter shall prevail.

Article 3 Any connected transaction between the Company and a connected party shall be examined in accordance with the provisions hereof and be disclosed domestically and overseas at the same time, unless the transaction is exempted from compliance with the examination and disclosure requirements on connected transactions under the Listing Rules of the Shanghai Stock Exchange and of the Stock Exchange.

CHAPTER 2 THE BASIC PRINCIPLES OF CONNECTED TRANSACTIONS

Article 4 Connected transactions of the Company shall be conducted in accordance with the following basic principles:

(1) the principles of integrity and credibility, equality, voluntariness, fair value and transaction for consideration;

(2) the pricing principles of equality, justice and fairness;

(3) the operational principles of market-led orientation and openness;

(4) being in the interests of the Company's shareholders as a whole;

(5) If a connected party (or if not a connected party, a person or his associate who has a material interest in the transaction to be voted (see the definition set out in Listing Rules of the Stock Exchange) as defined by the Listing Rules of Stock Exchange under special circumstances) has right to vote at the general meeting, he shall abstain from voting. The voting of this general meeting shall be carried out in written form;

(6) If there is a relationship of interests between any director and the connected person, the director shall abstain from voting at the board meeting in respect of the connected transaction;

(7) The board of directors of the Company shall evaluate if the connected transaction is in the interest of the Company on an objective basis. If necessary, the board shall retain a professional valuation firm or independent financial adviser to provide their opinion thereon;

(8) The connected transactions shall be in compliance with the applicable laws and regulations and the provisions of the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange.

Article 5 The Company shall adopt effective measures to prevent connected parties from interfering the Company's operations and damage the benefits of the Company through monopolizing the channels of the purchasing and sales business. The principle for determining the price or fee of a connected transaction shall be comparable to the price or fee of such kind of transaction made with any independent third party in the market. The Company shall disclose completely the criteria for setting the price of a connected transaction.

Article 6 The Company shall adopt effective measures to prevent shareholders and their connected persons from transferring the Company's capitals, assets and other resources in any way.

CHAPTER 3 CONNECTED PARTY AND CONNECTED TRANSACTION

Article 7 The connected parties of the Company, including the Company's connected legal persons, connected natural persons and potential connected parties, basically include all kinds of legal and natural persons specified by the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange.

Article 8 The connected transactions as stated in this system is mainly referred to the transactions between the Company or its controlled subsidiaries and the Company's connected parties, which basically include the types of transactions specified by the Listing Rules of Shanghai Stock Exchange and the Stock Exchange.

CHAPTER 4 LIMITS FOR APPROVING CONNECTED TRANSACTION

Article 9 Any connected transaction fulfilling one of the following conditions shall be subject to the examination and approval by the shareholders' general meeting(s):

(1) after testing the transaction, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio specified in the Listing Rules of the Stock Exchange is more than 2.5%; or

(2) the transaction amount represents more than 5% of the latest audited net asset absolute value of the Company; or

(3) the amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year exceeds 30% of the total assets of the Company.

Article 10 The board shall have the authority to approve any connected transaction which fulfills the following conditions:

(1) based on the ratio tests specified in the Listing Rules of the Stock Exchange, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction is less than 2.5%; and

(2) the transaction amount represents less than 5% of the latest audited net asset absolute value of the Company; and

(3) the total amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

Article 11 The working committee of the president has the power to examine and approve any connected transaction fulfilling the following two conditions:

(1) after testing the transaction, any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio specified in the Listing Rules of the Stock Exchange is less than 0.1%; and

(2) the amount of purchases or sales, in which such transaction is included, of major assets (including general transactions) within one year is less than 30% of the total assets of the Company.

CHAPTER 5 PROCEDURES FOR APPROVING CONNECTED TRANSACTIONS

Article 12 Any connected transactions between the Company and its connected parties shall be concluded by signing of a written agreement. Necessary avoidance measures shall be made for entering into such agreement between them:

(1) any individual may only represent one of the parties when entering into a connected transaction agreement;

(2) A connected party shall not interfere with the Company's decision in any manner;

Article 13 The shareholders' general meetings, the board of directors and the working committee of the president of the Company are the authorities for approving connected transactions, they examine and approve the connected transactions within their respective authority limits.

Article 14 Any connected director shall not exercise his voting right on any connected transaction under examination by the board of directors of the Company, nor shall he exercise the voting right on behalf of any other director. The quorum at such board meeting consists of a majority of non-connected directors. Any resolution made in the board meeting shall be passed by a majority of non-connected directors. According to provisions of the Articles of Association, the matters required to be passed by affirmative votes of more than two-thirds of the directors shall be required to be passed by affirmative votes of more than two-thirds of the non-connected directors. If the number of non-connected directors present falls short of three, the matter shall be submitted to the shareholders' general meeting of the Company for discussion.

The definition of the connected director referred to in the preceding paragraph is subject to the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange, it shall include but not limit to any director under any of the following circumstances:

(1) being a party to the transaction(s);

(2) being a person who has direct or indirect control over the party to the transaction(s);

(3) being employed by a party to the transaction(s) or by a body corporate able to be directly or indirectly controlled the party to the transaction(s);

(4) being a close family member of a party to the transaction(s) or of a person who directly or indirectly controls over the party to the transaction(s) (the scope is detailed in the relevant definition of the Listing Rule of Shanghai Stock Exchange);

(5) being a close family member of any director, supervisor or senior officer of a party to the transaction(s) or of a person who directly or indirectly controls over the party to the transaction(s) (the scope is detailed in the relevant definition of the Listing Rule of Shanghai Stock Exchange) ;

(6) being the other director specified by the domestic and overseas regulatory body, the Shanghai Stock Exchange, the Stock Exchange or their Listing Rules;

(7) being a director whose independent commercial judgement may be affected as determined by the domestic and overseas regulatory body, the Shanghai Stock Exchange, the Stock Exchange or the Company based on other reasons.

Article 15 To be valid, voting on connected transaction(s) by the board of directors shall be passed by non-connected directors and be subject to signing of the Company's independent director(s).

Article 16 Unless the connected director(s) have made disclosure to the board of directors and the connected director(s) abstained from voting on such transaction and such connected director(s) are also not counted in the quorum, the Company shall have the right to request such connected director(s) or other enterprises where such connected director(s) assume offices to cancel the relevant contracts, transactions or arrangements, save that such connected director(s) or other enterprises where they assume offices are bona fide third parties.

Article 17 Where the amount of the connected transaction(s) between the Company and the connected party(s) accounts for 5% or more of the absolute value of the Company's audited net assets for the latest period, the Company shall, apart from making timely disclosure, appoint an intermediary with qualifications for execution of securities and futures related business to audit or evaluate the subject of the transaction(s) and shall submit such transaction(s) to the shareholder's general meeting(s) for examination.

Article 18 Where any connected transaction is required to be proposed for examination and approval at the shareholders' general meeting, it shall be submitted for examination for approval by the board of directors after obtaining authorization from the independent directors.

After the judgement of independent directors, an intermediary may be appointed to issue an independent financial advisor report for the basis of the judgement.

Article 19 When any general meeting considers connected transactions, the connected shareholder shall not participate and shall abstain from voting. The number of voting shares that the connected shareholder represents shall not be counted as part of the total number of valid votes. In the event that the connected shareholder cannot abstain from voting under special circumstances, the Company may carry out the vote in accordance with the normal procedure and provide a detailed explanation on the general meeting. The Company shall comply statistics on the election situations of non-connected shareholders, and disclose the information in announcement of the resolution.

The definition of the connected shareholder referred to in the preceding paragraph is subject to the Listing Rules of the Shanghai Stock Exchange and the Stock Exchange, it shall include but not limit to any shareholder under any of the following circumstances:

(1) being a party to the transaction(s);

(2) being a person who has direct or indirect control over the party to the transaction(s);

(3) being under direct or indirect control of the party to the transaction(s);

(4) being under direct or indirect common control of the same legal person(s) or natural person(s) as the party to the transaction(s);

(5) being a shareholder whose voting rights are restricted and affected due to any outstanding share transfer agreement or any other agreement entered into with the party to the transaction or its connected party;

(6) being the other shareholder specified by the domestic and overseas regulatory body, the Shanghai Stock Exchange, the Stock Exchange or their Listing Rules;

(7) being the other shareholders who may make use of the Company for their own interests as determined by the domestic and overseas regulatory body, the Shanghai Stock Exchange or the Stock Exchange.

Article 20 To be valid, voting on connected transaction(s) by the shareholders' general meeting(s) shall be deemed valid if it is duly passed by the shareholders representing the voting rights exceeding a half of the voting rights of the shareholders present at the general meeting(s) other than the connected shareholders.

Article 21 Independent director(s) shall have the right to give their independent opinion to the board of directors or the shareholders' general meeting(s) in respect of the Company's existing or new significant loans or other capital transaction(s) with its shareholders, the actual controller(s) and the connected party(s), and in respect of whether the Company has taken effective actions to recover the accounts receivable.

CHAPTER 6 SUPPLEMENTARY ARTICLES

Article 22 This system is formulated by the board and shall come into effect, together with Articles of Association of the Company revised by the Company in accordance with Domestic Listing Requirement upon the approval by a general meeting.

Article 23 The board is responsible for interpreting this system.

Article 24 Where any matter is not covered by these Rules, the laws, regulations and other relevant regulatory documents, Listing Rules of Shanghai Stock Exchange and Stock Exchange and provisions of the Articles of Association shall prevail.

Article 25 The phrase "more than" and "less than" herein for the numbers include the numbers indicated themselves while the phrases of "majority" and "exceed" exclude the numbers indicated themselves.

Attachment 72



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

NOTICE OF FOREIGN SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that the class meeting for holders of Foreign Shares (including H Shares and Non-H Foreign Shares) ("**Foreign Shareholders Class Meeting**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:00 p.m. on 28 March 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 (the "**Announcement**"):

Special Resolution:

"**THAT**, conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the extraordinary general meeting to be convened, the public offering of not more than 2.7 billion A Shares by the Company in the PRC be and is hereby approved."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. The votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of this Special Resolution will be counted separately. The Company will treat this Special Resolution to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), this arrangement does not contravene any PRC laws, and that this Special Resolution, if passed, would be valid. As advised by Haiwen, the separate counting of the votes of the holders of H Shares is valid.

2. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the circular to be dispatched to the Shareholders.

3. **Closure of register of members and eligibility for attending the Foreign Shareholders Class Meeting**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the Foreign Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on 24 February 2006.

   Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on 24 February 2006 are entitled to attend the Foreign Shareholders Class Meeting.

Holder of Non-H Foreign Shares of the Company whose name appears on the register of members of the Company maintained in Hong Kong on 24 February 2006 is entitled to attend the Foreign Shareholders Class Meeting.

4. Notice of attendance

Shareholders who intend to attend the Foreign Shareholders Class Meeting should complete and lodge the accompanying notice of attendance and return it to for holders of H Shares, the Company's H share registrar and for holders of Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the Foreign Shareholders Class Meeting. However, a failure to return the notice of attendance may result in an adjournment of the Foreign Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the Foreign Shareholders Class Meeting by the notice of attendance does not reach more than half of the total number of Foreign Shares of the Company carrying the right to vote at the Foreign Shareholders Class Meeting.

5. Proxy

Every Shareholder who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the Foreign Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the Foreign Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

6. Other businesses

(i) The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

Attachment 73

中國國際

AIR CH

(a joint stock limited company incorporated

(Sto

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of Air China Limited ("**Company**") will be held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC at 2:30 p.m. on 28 March 2006 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting) to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the announcement of the Company dated 9 February 2006 ("**Announcement**"):

Special Resolutions:

1. "**THAT** the public offering of A Shares by the Company in the PRC ("**A Share Issue**") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

   (1) Class of Shares: RMB denominated ordinary shares (i.e. A Shares);

   (2) Nominal value: RMB1.00 each;

   (3) Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;

   (4) Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue;

   (5) Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;

   (6) Place of listing: Shanghai Stock Exchange;

   (7) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

   (8) The Board of Directors of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);

   (9) The Board of Directors of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures

for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;

(10) This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last."

The implementation of this Special Resolution 1 is subject to the approval by the China Securities Regulatory Commission ("**CSRC**").

2. "**THAT** subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and is hereby approved to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of Directors of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is hereby authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied."

The implementation of this Special Resolution 2 is subject to the approval by the CSRC.

3. "**THAT** subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular be and are hereby approved and the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue."

The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.

4. "**THAT**, subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the Rules and Procedures for Shareholders' General Meetings, Rules and Procedures for Board Meetings and Rules and Procedures for Meetings of Supervisors, as amended, details of which are set out in Appendices II, III, and IV to the Circular, be and are hereby approved and adopted as part of the Articles of Association and shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

5. "**THAT** the amendment to the Articles of Association in respect of number of Directors be and is hereby approved as follows:

Article 93 of existing Article of Association which provides that "...the Company shall have a Board of Directors which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board of Directors which is composed of 12 Directors...".

The effectiveness of this Special Resolution 5 is subject to the approval of PRC government authorities.

Ordinary Resolutions:

6. "**THAT**, subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, the appointment of Mr. Jia Kang as an independent non-executive Director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Jia Kang's emoluments."

7. "**THAT** the Connected Transaction Decision Making System, details of which are set out in Appendix V to the Circular be and is hereby approved and adopted and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3."

By Order of the Board
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, the PRC

9 February 2006

Notes:

1. **Corporate governance documents**

   Details of (a) the Rules and Procedures of the Shareholders' General Meeting; (b) Rules and Procedures for Board Meetings; and (c) Rules and Procedures for Meetings of Supervisors are set out in Appendices II to IV respectively to the Circular and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

2. **Appointment of independent non-executive director**

   Brief biographical details of Mr. Jia Kang are set out in the paragraph headed "Appointment of new independent non-executive Director" of the circular to be despatched to the Shareholders and the announcement of the Company dated 6 September 2005.

3. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the Circular to be despatched to the Shareholders.

4. **Amendments to Articles**

   Details of the proposed amendments are set out in Appendix I to the circular to be despatched to the Shareholders and are also available for inspection on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

5. **Closure of register of members and eligibility for attending the EGM**

   Holders of H Shares of the Company are advised that the register of members of the Company will close from 27 February 2006 to 28 March 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the EGM, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited by 4:00 p.m. on 24 February 2006.

   Shareholders of the Company whose names appear on the register of member of the Company at the close of business on 24 February 2006 are entitled to attend the EGM.

6. Notice of attendance

Shareholders who intend to attend the EGM should complete and lodge the accompanying notice of attendance and return it to, for holders of H Shares, the Company's H share registrar, or for holders of Domestic Shares and Non-H Foreign Shares, the Company's Board Secretariat, on or before 8 March 2006. The notice of attendance may be delivered by hand, by post or by fax to the Company's H share registrar, or to the address of the Company's Board Secretariat (as may be applicable). Completion and return of the notice of attendance do not affect the right of a Shareholder to attend the EGM. However, a failure to return the notice of attendance may result in an adjournment of the EGM, if the number of shares carrying the right to vote represented by the shareholders proposing to attend the EGM by the notice of attendance does not reach more than half of the total number of shares of the Company carrying the right to vote at the EGM.

7. Proxy

Every Shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the EGM.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar for holders of H Shares or at the address of the Company's Board Secretariat for holders of Domestic Shares and Non-H Foreign Shares not less than 24 hours before the time appointed for the holding of the EGM. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar or the address of the Company's Board Secretariat (as may be applicable).

8. Other businesses

(i) The EGM is expected to last for two hours. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

(ii) The address of Computershare Hong Kong Investor Services Limited is:

Room 1712-1716
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: (852) 2862 8628
Fax No.: (852) 2865 0990

(iii) The address of the Company's Board Secretariat is:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District
Beijing 100621
PRC
Tel No.: (86 10) 6458 0753
Fax No.: (86 10) 6458 5095
Contact Person: Mr. Zhou Wu

Attachment 74

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limit... nce hand this circular to the purchaser or transferee or to the bank... gh whom the sale was effected for transmission to ...

The Stock Exchange of ... is circular, makes no representation ... y liability whatsoever for any loss ... art of the contents of this circular.


RECEIVED
CORPORATE FINANCE



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 15 BOEING 787 AIRCRAFT
MAJOR TRANSACTION

30 August 2005

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 3
2. The Boeing Aircraft Purchase Agreement 4
3. Effect of the Transaction 5
4. Financial and Operational Prospects 5
5. Working Capital 6
6. Additional Information 6

Appendix I — Financial Information of the Group 7

Appendix II — General Information 75

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co. (國航集團進出口貿易公司), a company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company as at the date of this circular
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 51% of its registered capital owned by the Company as at the date of this circular
"Air Macau"	Air Macau Company Limited, a company with limited liability incorporated under the laws of Macau and with 51.0% of its share capital owned by CNAC (Macau) as at the date of this circular
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 60% of its registered capital owned by the Company as at the date of this circular
"Board"	the board of directors of the Company
"Boeing Aircraft"	15 Boeing 787 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft acquisition agreement dated 8 August 2005 pursuant to which the Company has agreed to acquire and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated under the laws of Delaware of the United States
"Cathay Pacific"	Cathay Pacific Airways Limited
"CNAC"	China National Aviation Company Limited, a company with limited liability incorporated under the laws of Hong Kong and listed on The Stock Exchange of Hong Kong Limited with stock code 1110 and with approximately 68.36% of its share capital owned by the Company as at the date of this circular
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of CNAHC as at the date of this circular
"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly-owned subsidiary of CNAC as at the date of this circular

"the Company"	Air China Limited, a company incorporated under the laws of the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"CNAHC"	China National Aviation Holding Company, a company incorporated under the laws of the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital as at the date of this circular
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Latest Practicable Date"	24 August 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisor(s) of the Company
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Directors:

Non-executive Directors:
Li Jiaxiang *(Chairman, Non-executive Director)*
Kong Dong *(Vice Chairman, Non-executive Director)*
Wang Shixiang
(Vice Chairman, Non-executive Director)
Yao Weiting *(Non-executive Director)*
David Muir Turnbull *(Non-executive Director)*

Executive Directors:
Ma Xulun *(Executive Director)*
Cai Jianjiang *(Executive Director)*
Fan Cheng *(Executive Director)*

Independent Non-Executive Directors:
Hu Hung Lick, Henry
Wu Zhi Pan
Zhang Ke

Registered address:
9/F, Blue Sky Mansion 28 Tianzhu Road
Zone A, Tian zhu Airport Industrial Zone
Shunyi District
Beijing, China

Principal place of business in Hong Kong:
5th Floor, CNAC House 12 Tung Fai Road
Hong Kong International Airport
Hong Kong

30 August 2005

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

1. INTRODUCTION

On 8 August 2005 the Company announced that on the same date the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 (which was formerly known as Boeing 7E7) aircraft from Boeing Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE BOEING AIRCRAFT PURCHASE AGREEMENT

(1) Date of the Transaction

8 August 2005

(2) Parties to the Transaction

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

Boeing Aircraft, i.e.15 Boeing 787 aircraft

As at the Latest Practicable Date, the Company operated a fleet of 167 aircraft, including 160 passenger aircraft, 5 freighters and two corporate jets.

(4) Consideration

According to the information provided to the Company by Boeing Company, the catalog price of the Boeing Aircraft in aggregate is approximately US$2.16 billion. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiation between the parties, is lower than such catalog price.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in eight instalments, with the first seven instalments to be paid prior to delivery of each Boeing Aircraft and the remaining balance, being a substantial portion of the consideration, to be paid upon delivery of each Boeing Aircraft. The Company is expecting to take delivery of the Boeing Aircraft in stages from mid 2008 to end 2010.

(6) Source of funding

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company. No proceeds from the Company's global offering in December 2004 will be used to finance the Transaction.

(7) Reasons for and benefits of the Transaction

The Boeing Aircraft will expand the fleet capacity of the Company and they will principally serve long distance international destinations in North America, Europe and Australia. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers. The Transaction is consistent with the aircraft procurement policy of the Company. Further details of the aircraft procurement and disposal policy of the Company were set out in the section headed "Business — Fleet" in the Company's prospectus dated 3 December 2004.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(8) Shareholders' approval

As the relevant percentage ratio for the Transaction as calculated under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

3. EFFECT OF TRANSACTION

Based on the technical specifications of the Boeing Aircraft, the Company expects the Boeing Aircraft to operate with a higher utilization rate, more efficient jet fuel consumption and relatively low maintenance cost. This will enable the Company to operate on a cost-efficient basis and would potentially have a positive effect on the earnings of the Company.

As mentioned above, the Transaction will be partly financed by commercial bank loans and other debt instruments of the Company. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in 2005 in respect of the Transaction is approximately RMB182 million. However, the Company does not expect the Transaction to have any material negative impact on its cash-flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

4. FINANCIAL AND OPERATIONAL PROSPECTS

As disclosed in the 2004 annual report of the Company dated 12 April 2005, for the financial year ended 31 December 2004, air traffic revenue and other operating revenue reached RMB30,835 million and RMB2,686 million respectively, representing increases of 31.6% and 120.4% over 2003. The Directors believe that rising aviation fuel prices and increasing competition in the airline

business will present new challenges for the Group in 2005. However, the Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

5. WORKING CAPITAL

Taking into account the net proceeds to the Company from its global offering in December 2004, cash generated from the Group's operations, the issuance of commercial papers of RMB2 billion in May 2005 by the Company and the available bank facilities, the Directors are of the opinion that the Group will have sufficient working capital for the next 12 months following the date of this circular.

6. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Li Jiaxiang
Chairman

Beijing

I. SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated income statements of the Group for the three years ended 31 December 2004 and the consolidated balance sheets of the Group as at 31 December 2004, 2003 and 2002 are extracted from Appendix I to the Company's prospectus dated 3 December 2004 and annual report for the year ended 31 December 2004.

Consolidated income statements

	For the years ended 31 December		
	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
Air traffic revenues	30,834,822	23,422,660	23,846,712
Other operating revenues	2,685,935	1,218,745	1,136,965
	33,520,757	24,641,405	24,983,677
Operating expenses			
Jet fuel	(8,353,752)	(5,425,059)	(4,978,719)
Take-off, landing and depot charges	(4,230,349)	(3,449,769)	(3,359,565)
Depreciation	(3,463,252)	(3,377,472)	(3,251,571)
Aircraft maintenance, repair and overhaul	(2,835,648)	(2,149,353)	(2,384,865)
Employee compensation costs	(2,921,322)	(2,379,102)	(2,030,526)
Air catering charges	(1,171,784)	(842,743)	(919,180)
Aircraft and jet engines operating lease expenses	(1,071,256)	(910,134)	(711,979)
Other operating lease expenses	(187,471)	(181,984)	(143,431)
Other flight operation expenses	(2,698,234)	(2,112,432)	(2,237,430)
Selling and marketing expenses	(1,387,088)	(1,057,630)	(1,220,086)
General and administrative expenses	(715,350)	(471,463)	(461,946)
Total operating expenses	(29,035,506)	(22,357,141)	(21,699,298)
Profit from operations	4,485,251	2,284,264	3,284,379
Finance costs	(1,799,873)	(2,349,078)	(2,777,087)
Dilution gains on investments	410,137	—	106,040
Share of profits less losses from associates	561,018	243,093	426,494
Profit before tax	3,656,533	178,279	1,039,826
Tax	(1,107,838)	(89,781)	(369,073)
Profit for the year	2,548,695	88,498	670,753

	For the years ended 31 December		
	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
Attributable to:			
Equity holders of the parent	2,385,964	159,604	499,610
Minority interests	162,731	(71,106)	171,143
	2,548,695	88,498	670,753
Earnings per share			
— Basic	36.0 cents	2.5 cents	7.7 cents
— Diluted	36.0 cents	—	—

Consolidated balance sheets

	Audited As at 31 December		
	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	43,441,637	42,423,920	42,876,169
Lease prepayments	933,898	29,807	24,868
Interests in associates	4,001,521	3,067,846	2,902,840
Advance payments for aircraft and related equipment	632,154	744,404	511,027
Government grant receivable	—	764,422	841,760
Due from CNAHC	631,813	—	—
Deposits for aircraft under operating leases	137,583	145,483	164,771
Other investments	21,666	21,930	21,930
Deferred tax assets	776,084	590,153	624,000
	50,576,356	47,787,965	47,967,365
CURRENT ASSETS			
Financial assets	—	34,000	69,000
Trade receivables	2,364,816	1,955,592	1,874,452
Inventories	743,288	712,451	738,769
Prepayments, deposits and other receivables	3,108,588	1,977,363	1,348,887
Pledged deposits	117,231	1,245,542	391,584
Cash and cash equivalents	9,734,074	2,620,221	3,699,520
Due from CNAHC	—	—	1,273,416
Due from other CNAHC group companies	44,916	63,928	31,619
	16,112,913	8,609,097	9,427,247
TOTAL ASSETS	66,689,269	56,397,062	57,394,612
CURRENT LIABILITIES			
Financial liabilities	—	(6,000)	(110,000)
Trade payables	(4,443,608)	(4,214,981)	(3,408,104)
Bills payable	(362,033)	(1,317,220)	(416,400)
Other payables and accruals	(3,920,287)	(3,240,545)	(3,198,869)
Provision for major overhauls	(28,130)	(115,346)	(21,414)
Air traffic liabilities	(1,215,770)	(1,165,116)	(888,233)
Tax payable	(186,055)	(53,929)	(63,044)
Obligations under finance leases	(1,705,146)	(1,607,056)	(1,961,181)
Bank and other loans	(8,806,051)	(9,236,674)	(10,941,831)
Due to shareholders	(2,256,117)	(2,968)	—
Due to other CNAHC group companies	(49,617)	(33,073)	(39,074)
	(22,972,814)	(20,992,908)	(21,048,150)
NET CURRENT LIABILITIES	(6,859,901)	(12,383,811)	(11,620,903)
TOTAL ASSETS LESS CURRENT LIABILITIES	43,716,455	35,404,154	36,346,462

	Audited		
	As at 31 December		
	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
NON-CURRENT LIABILITIES			
Obligations under finance leases	(10,576,241)	(12,091,837)	(13,242,796)
Bank and other loans	(12,896,622)	(12,819,821)	(14,280,454)
Long-term payables	(446,311)	(801,349)	(933,858)
Deferred income	(1,102,853)	(887,708)	(945,602)
Provision for major overhauls	(470,698)	(289,593)	(232,039)
Provision for early retirement benefits obligations	(195,188)	(198,597)	(183,325)
	(25,687,913)	(27,088,905)	(29,818,074)
NET ASSETS	18,028,542	8,315,249	6,528,388
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity	—	6,892,869	5,020,263
Issued share capital	9,050,618	—	—
Reserves	7,497,637	—	—
	16,548,255	6,892,869	5,020,263
MINORITY INTERESTS	1,480,287	1,422,380	1,508,125
TOTAL EQUITY	18,028,542	8,315,249	6,528,388

II. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31 December 2004.

Consolidated Income Statement
Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
Air traffic revenues	4	30,834,822	23,422,660
Other operating revenues	5	2,685,935	1,218,745
		33,520,757	24,641,405
Operating expenses			
Jet fuel		(8,353,752)	(5,425,059)
Take-off, landing and depot charges		(4,230,349)	(3,449,769)
Depreciation		(3,463,252)	(3,377,472)
Aircraft maintenance, repair and overhaul		(2,835,648)	(2,149,353)
Employee compensation costs	7	(2,921,322)	(2,379,102)
Air catering charges		(1,171,784)	(842,743)
Aircraft and jet engines operating lease expenses		(1,071,256)	(910,134)
Other operating lease expenses		(187,471)	(181,984)
Other flight operation expenses		(2,698,234)	(2,112,432)
Selling and marketing expenses		(1,387,088)	(1,057,630)
General and administrative expenses		(715,350)	(471,463)
Total operating expenses		(29,035,506)	(22,357,141)
Profit from operations	6	4,485,251	2,284,264
Finance costs	8	(1,799,873)	(2,349,078)
Dilution gains on investments	9	410,137	—
Share of profits less losses from associates		561,018	243,093
Profit before tax		3,656,533	178,279
Tax	12	(1,107,838)	(89,781)
Profit for the year		2,548,695	88,498
Attributable to:			
Equity holders of the parent		2,385,964	159,604
Minority interests		162,731	(71,106)
		2,548,695	88,498
Earnings per share			
— Basic	15	36.0 cents	2.5 cents
— Diluted	15	36.0 cents	—

Consolidated Balance Sheet
31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	43,441,637	42,423,920
Lease prepayments		933,898	29,807
Interests in associates	19	4,001,521	3,067,846
Advance payments for aircraft and related equipment		632,154	744,404
Government grant receivable		—	764,422
Due from CNAHC	20	631,813	—
Deposits for aircraft under operating leases		137,583	145,483
Other investments	21	21,666	21,930
Deferred tax assets	22	776,084	590,153
		50,576,356	47,787,965
CURRENT ASSETS			
Financial assets	44 (iv)	—	34,000
Trade receivables	23	2,364,816	1,955,592
Inventories	24	743,288	712,451
Prepayments, deposits and other receivables	25	3,108,588	1,977,363
Pledged deposits	26	117,231	1,245,542
Cash and cash equivalents	26	9,734,074	2,620,221
Due from other CNAHC group companies	28	44,916	63,928
		16,112,913	8,609,097
TOTAL ASSETS		66,689,269	56,397,062
CURRENT LIABILITIES			
Financial liabilities	44 (iv)	—	(6,000)
Trade payables	29	(4,443,608)	(4,214,981)
Bills payable	30	(362,033)	(1,317,220)
Other payables and accruals	31	(3,920,287)	(3,240,545)
Provision for major overhauls	32	(28,130)	(115,346)
Air traffic liabilities		(1,215,770)	(1,165,116)
Tax payable		(186,055)	(53,929)
Obligations under finance leases	33	(1,705,146)	(1,607,056)
Bank and other loans	34	(8,806,051)	(9,236,674)
Due to shareholders	27	(2,256,117)	(2,968)
Due to other CNAHC group companies	28	(49,617)	(33,073)
		(22,972,814)	(20,992,908)

	Notes	2004 RMB'000	2003 RMB'000
NET CURRENT LIABILITIES		(6,859,901)	(12,383,811)
TOTAL ASSETS LESS CURRENT LIABILITIES		43,716,455	35,404,154
NON-CURRENT LIABILITIES			
Obligations under finance leases	33	(10,576,241)	(12,091,837)
Bank and other loans	34	(12,896,622)	(12,819,821)
Long-term payables	35	(446,311)	(801,349)
Deferred income	36	(1,102,853)	(887,708)
Provision for major overhauls	32	(470,698)	(289,593)
Provision for early retirement benefits obligations		(195,188)	(198,597)
		(25,687,913)	(27,088,905)
NET ASSETS		18,028,542	8,315,249
Represented by:			
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT			
Owners' equity		—	6,892,869
Issued share capital	37	9,050,618	—
Reserves		7,497,637	—
		16,548,255	6,892,869
MINORITY INTERESTS		1,480,287	1,422,380
TOTAL EQUITY		18,028,542	8,315,249

Consolidated Statement of Changes in Equity

Year ended 31 December 2004

	Attributable to equity holders of the Company							
	Owners' equity	Issued share capital	Capital reserve	Statutory reserve funds	Retained profits	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January 2003	5,020,263	—	—	—	—	5,020,263	1,508,125	6,528,388
Profit for the year	159,604	—	—	—	—	159,604	(71,106)	88,498
Capital contributions	2,055,845	—	—	—	—	2,055,845	—	2,055,845
Dividends paid	(26,690)	—	—	—	—	(26,690)	(14,639)	(41,329)
Distributions *(note 14)*	(316,153)	—	—	—	—	(316,153)	—	(316,153)
As at 31 December 2003 and 1 January 2004	6,892,869	—	—	—	—	6,892,869	1,422,380	8,315,249
Capital contribution of cash *(note a)*	560,782	—	—	—	—	560,782	—	560,782
Capital contribution of land use rights *(note b)*	885,626	—	—	—	—	885,626	—	885,626
Capitalisation of amount payable to CNAHC *(note c)*	17,965	—	—	—	—	17,965	—	17,965
Deferred taxation *(note 22)*	793,755	—	—	—	—	793,755	—	793,755
Profit from 1 January 2004 to 30 September 2004	1,758,879	—	—	—	—	1,758,879	117,506	1,876,385
Dividends paid	(29,074)	—	—	—	—	(29,074)	(24,909)	(53,983)
Distributions *(note d)*	(2,182,921)	—	—	—	—	(2,182,921)	—	(2,182,921)
Capitalisation upon reorganisation of the Company	(8,697,881)	6,500,000	1,892,201	—	305,680	—	—	—
Profit from 1 October 2004 to 31 December 2004	—	—	—	—	627,085	627,085	45,225	672,310
Distributions (note e)	—	—	—	—	(377,550)	(377,550)	—	(377,550)
Dilution of interest *(note 9)*	—	—	—	—	—	—	(79,915)	(79,915)
Transfer to statutory reserve funds *(note 14)*	—	—	—	93,020	(93,020)	—	—	—
Issue of new shares upon listing *(note 37 (c))*	—	2,550,618	5,536,678	—	—	8,087,296	—	8,087,296
Share issuing expenses *(note 37 (c))*	—	—	(486,457)	—	—	(486,457)	—	(486,457)
As at 31 December 2004	—	9,050,618	6,942,422	93,020	462,195	16,548,255	1,480,287	18,028,542

Notes:

a. In September 2004, China National Aviation Holding Company ("CNAHC") made a cash contribution of RMB560,782,100 to the Company.

b. Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

c. This represented payable of approximately RMB17,965,000 of the Company assumed by CNAHC in 2004 which was accounted for as a capital contribution.

d. In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring as set out in note 1 to these financial statements, after the Company's incorporation, the Company is required to make a distribution to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC), details of which are set out in note 14 (b) to these financial statements. The total amount of distributions made to CNAHC and CNACG pursuant to this notice is approximately RMB2,143,785,000. Details of the distributions are set out in note 14 (b) to these financial statements.

   In addition, the distributions include an amount of approximately RMB39,136,000 which represents the net assets which have been carved-out and treated as deemed distribution pursuant to the Restructuring as set out in note 1 to these financial statements.

e. As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, details of which are set out in note 14 (a) to these financial statements, the Group made a payment of approximately RMB377,550,000 to CNAHC. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

Consolidated Cash Flow Statement
Year ended 31 December 2004

	2004	2003
	RMB'000	*RMB'000*
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,656,533	178,279
Adjustments for:		
Exchange losses, net	161,824	370,148
(Gain)/loss on disposal of property, plant and equipment, net	33,872	(17,048)
Gains on trading of derivatives, net	(41,036)	(169,921)
Dilution gains on investments	(410,137)	—
Depreciation	3,463,252	3,377,472
Share of profits less losses from associates	(561,018)	(243,093)
Dividend income on long-term investments	(4,622)	(406)
Interest income	(33,703)	(18,803)
Interest expense	1,824,392	2,241,166
Provision for/(write-back of) doubtful debts, net	(988)	12,144
Provision for/(write-back of) inventories, net	(11,508)	24,090
Operating profit before working capital changes	8,076,861	5,754,028
(Increase)/decrease in inventories	(19,681)	2,228
Increase in trade receivables	(425,080)	(93,284)
(Increase)/decrease in amounts due from other CNAHC group companies	19,012	(32,309)
Increase in prepayments, deposits and other receivables	(164,606)	(77,792)
Decrease in deposits for aircraft under operating leases	18,581	19,288
Increase/(decrease) in amounts due to other CNAHC group companies	16,544	(6,001)
Increase in trade payables	268,645	806,877
Increase/(decrease) in bills payable	(955,187)	900,820
Increase in other payables and accruals	1,154,425	41,676
Increase in provision for major overhauls	93,889	151,486
Increase in air traffic liabilities	52,664	276,883
Increase/(decrease) in provision for early retirement benefits	(3,409)	15,272
Recognition of deferred income	(70,593)	(57,894)
Cash generated from operations	8,062,065	7,701,278
Interest paid	(1,872,691)	(2,248,996)
Tax paid:		
Mainland China enterprise income tax paid	(36,953)	(17,032)
Overseas taxes paid	(1,568)	(10,550)
NET CASH INFLOW FROM OPERATING ACTIVITIES	6,150,853	5,424,700

	2004 *RMB'000*	2003 *RMB'000*
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(5,270,777)	(3,065,218)
Proceeds from disposal of property, plant and equipment	189,840	164,873
Increase in lease prepayments	(18,465)	(4,939)
Increase in advance payments for aircraft and related equipment	(867,828)	(784,061)
Net cash settlements of derivatives	69,036	100,921
(Increase)/decrease in amounts due from associates	4,461	(18,406)
Increase/(decrease) in amounts due to associates	58,796	(27,522)
(Increase)/decrease in time deposits with original maturity of more than three months	(290,024)	22,587
(Increase)/decrease in pledged deposits	1,128,311	(853,958)
Interest received	33,703	18,803
Capital contributions to associates	(709,253)	(4,000)
Dividends received on long-term investments	4,622	406
Dividends received from associates	176,365	90,551
Proceeds from disposal of long-term investments	264	—
Net cash inflow of cash and cash equivalents in respect of the establishment of a joint venture *(note 45 (b))*	516,491	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(4,974,458)	(4,359,963)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES	1,176,395	1,064,737
CASH FLOWS FROM FINANCING ACTIVITIES		
New bank and other loans	10,146,285	10,205,236
Repayment of bank and other loans	(10,500,107)	(13,371,026)
Repayment of principal under finance lease obligations	(1,607,056)	(1,961,181)
Settlement of long-term payables	(119,946)	(132,509)
Increase/(decrease) in balance due to shareholders	(468,789)	1,276,384
Contributions by CNAHC	560,782	2,055,845
Distributions to CNAHC	—	(342,843)
Dividends paid to minority shareholders	(24,909)	(14,639)
Receipt of government grants	32,609	77,338
Net proceeds from issuance of new shares upon listing	7,600,839	—
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	5,619,708	(2,207,395)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	27,726	85,946
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,823,829	(1,056,712)
Cash and cash equivalents at beginning of year	2,589,395	3,646,107
CASH AND CASH EQUIVALENTS AT END OF YEAR *(note 45 (a))*	9,413,224	2,589,395

Balance Sheet
31 December 2004

	Notes	**2004** *RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment	16	41,908,428
Lease prepayments		919,871
Interests in subsidiaries	17	176,929
Interests in joint ventures	18	1,392,388
Interests in associates	19	780,837
Advance payments for aircraft and related equipment		442,071
Due from CNAHC	20	631,813
Deposits for aircraft under operating leases		55,831
Other investments	21	816
Deferred tax assets	22	658,000
		46,966,984
CURRENT ASSETS		
Trade receivables	23	2,197,293
Inventories	24	468,930
Prepayments, deposits and other receivables	25	2,847,552
Pledged deposits	26	80,519
Cash and cash equivalents	26	8,421,859
Due from other CNAHC group companies	28	8,801
		14,024,954
TOTAL ASSETS		60,991,938
CURRENT LIABILITIES		
Trade payables	29	(3,819,353)
Bills payable	30	(362,033)
Other payables and accruals	31	(3,387,870)
Provision for major overhauls	32	(28,130)
Air traffic liabilities		(1,087,838)
Tax payable		(151,533)
Obligations under finance leases	33	(1,705,146)
Bank and other loans	34	(8,255,695)
Due to shareholders	27	(2,240,213)
Due to other CNAHC group companies	28	(12,163)
		(21,049,974)

	Notes	2004 *RMB'000*
NET CURRENT LIABILITIES		(7,025,020)
TOTAL ASSETS LESS CURRENT LIABILITIES		39,941,964
NON-CURRENT LIABILITIES		
Obligations under finance leases	33	(10,576,241)
Bank and other loans	34	(12,896,622)
Long-term payables	35	(437,577)
Deferred income	36	(1,102,853)
Provision for major overhauls	32	(373,242)
Provision for early retirement benefits		(195,188)
		(25,581,723)
NET ASSETS		14,360,241
Represented by:		
Issued share capital	37	9,050,618
Reserves	38	5,309,623
TOTAL EQUITY		14,360,241

Notes to Financial Statements
31 December 2004

1. GROUP REORGANISATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Air China Limited (the "Company") was incorporated on 30 September 2004 in Beijing, the People's Republic of China (the "PRC"), as a joint stock limited company as part of the restructuring (the "Restructuring") of CNAHC, a PRC state-owned enterprise under the supervision of the State Council, in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange as described below.

Pursuant to the Restructuring, CNAHC and through its wholly-owned subsidiaries, effected the transfer of the following to the Company upon its incorporation:

(a) the assets, liabilities and undertakings which principally relate to the business of the provision of airline operations (the "Relevant Businesses"); and

(b) the shareholding interests in certain subsidiaries, joint ventures and associates which principally carry on the business of the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses (the "Relevant Companies").

Pursuant to the Restructuring, the Company entered into a restructuring agreement with CNAHC and CNACG on 20 November 2004 (the "Restructuring Agreement"). In accordance with the Restructuring Agreement, CNAHC transferred to the Company, among other things, the following:

(a) all of the airline and airline-related businesses operated by Air China International Corporation (中國國際航空公司), the Company's immediate predecessor;

(b) all related assets, including aircraft and other property, plant and equipment of Air China International Corporation;

(c) all related liabilities, including Air China International Corporation's bank loans; and

(d) the equity interests in various investees in airline and airline-related businesses owned by Air China International Corporation, including equity interests in Air China Cargo Co., Ltd. ("Air China Cargo"), Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO") and Shenzhen Airlines Co., Ltd. ("Shenzhen Airlines").

In accordance with the Restructuring Agreement, CNACG transferred its approximately 69% equity interests in China National Aviation Company Limited ("CNAC") to the Company by way of a capital contribution.

The effective date of the Restructuring was 30 September 2004, after which date the Company assumed the rights and obligations of the businesses, assets and liabilities transferred to the Company by CNAHC and CNACG.

As at the date of approval of these financial statements, the Group is in the process of applying to the relevant government authorities to obtain the title certificates of certain of the above-mentioned assets, primarily buildings and land use rights, with an aggregate carrying value of approximately RMB3,098 million, and to register the already transferred equity interests in certain investees, including equity interests in Air China Cargo, AMECO and Shenzhen Airlines, from Air China International Corporation into the Company's name. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned assets and own the aforesaid equity interests. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

In consideration for CNAHC and CNACG transferring the Relevant Businesses and the Relevant Companies to the Company, the Company issued 5,054,276,915 domestic shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively (note 37 (a)). The shares issued to CNAHC and CNACG represented the then entire registered and issued share capital of the Company upon its incorporation.

Prior to the incorporation of the Company, the Relevant Businesses and the Relevant Companies were held by two subsidiaries of CNAHC, namely, Air China International Corporation and CNAC, a Hong Kong incorporated company with its shares publicly traded on the Hong Kong Stock Exchange. Air China International Corporation is a state-owned enterprise established in the PRC on 1 July 1988 and was subject to the supervision and regulation of the General Administration of Civil Aviation of China, formerly known as the Civil Aviation Administration of China ("CAAC"), a regulatory authority of the civil aviation industry in the PRC. Pursuant to the documents issued by the State Council and the Ministry of Finance dated 14 July 2002 and 9 August 2002, respectively, the PRC government approved the formation of CNAHC, a state-owned enterprise under the supervision of the State Council, which then held, inter alia, a 100% direct interest in Air China International Corporation, a 100% direct interest in China Southwest Airlines ("CSWA"), a 100% direct interest in China National Aviation Corporation ("CNAC (PRC)"), which owned 100% interest in CNAC Zhejiang Airlines ("ZJA") and approximately a 69% indirect interest in CNAC. In 2003, CNAHC undertook further reorganisation measures to merge the business operations of CSWA and ZJA into Air China International Corporation, following which CSWA and ZJA became branches of Air China International Corporation.

The Group's principal activities are airline and airline-related services, including aircraft engineering services, air catering services and airport ground handling services conducted mainly in the PRC, Hong Kong and Macau.

The registered office of the Company is located at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing 101312, the PRC.

In the opinion of the Directors, the Company's ultimate holding company is CNAHC.

Further details of the Restructuring are set out in the Company's prospectus dated 3 December 2004 issued in respect of the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange.

On 15 December 2004, 2,805,680,000 new H shares in the Company, details of which are set out in note 37 (b) to these financial statements, were listed on the Hong Kong Stock Exchange and the London Stock Exchange. On 11 January 2005, an additional 420,852,000 new H shares in the Company, details of which are set out in note 47 (a) to these financial statements, were issued and listed on the Hong Kong Stock Exchange and the London Stock Exchange upon the exercise of the over-allotment option.

As CNAHC controlled the Relevant Businesses and Relevant Companies before the Restructuring and continues to control the Company after the Restructuring, the consolidated financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Company are stated at historical amounts, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

The consolidated balance sheets as at 31 December 2003 and 2004 present the Group's assets and liabilities as if the Restructuring had been completed at 1 January 2003. The consolidated results and consolidated cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at 1 January 2003. The Company's Directors are of the opinion that the consolidated financial statements prepared on this basis present fairly the consolidated financial position, consolidated results and consolidated cash flows of the Group as a whole. Therefore, the net profit for the year ended 31 December 2004 includes the consolidated results before the Restructuring.

As the Company was only incorporated on 30 September 2004, there are no comparative figures as at 31 December 2003 in the Company's balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at 1 January 2001, which is the earliest date for the preparation of the financial information in relation to the listing of the Company's H shares:

- IFRS 1 (amended 2004), *First-Time Adoption of International Financial Reporting Standards;*
- IFRS 3, *Business Combinations;*
- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations;*
- IAS 1 (amended 2004), *Presentation of Financial Statements;*
- IAS 2 (revised 2003), *Inventories;*
- IAS 7 (amended 2003), *Cash Flow Statements;*
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors;*
- IAS 10 (amended 2004), *Events after the Balance Sheet Date;*
- IAS 12 (amended 2004), *Income Taxes;*
- IAS 14 (amended 2004), *Segmental Reporting;*
- IAS 17 (amended 2004), *Leases;*
- IAS 18 (amended 2004), *Revenue;*
- IAS 19 (amended 2004), *Employee Benefits;*
- IAS 20 (revised 2003), *Accounting for Government Grants and Disclosure of Government Assistance;*
- IAS 21 (revised 2003), *The Effects of Changes in Foreign Exchange Rates;*
- IAS 23 (amended 2003), *Borrowing Costs;*
- IAS 27 (amended 2004), *Consolidated and Separate Financial Statements;*
- IAS 28 (amended 2004), *Investments in Associates;*
- IAS 31 (amended 2004), *Interests in Joint Ventures;*
- IAS 32 (amended 2004), *Financial Instruments: Disclosure and Presentation;*
- IAS 33 (amended 2004), *Earnings Per Share;*
- IAS 36 (amended 2004), *Impairment of Assets;*
- IAS 37 (amended 2004), *Provisions, Contingent Liabilities and Contingent Assets;*

- IAS 38 (amended 2004), *Intangible Assets; and*
- IAS 39 (amended 2004), *Financial Instruments: Recognition and Measurement.*

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries, not held by the Group and are presented in the consolidated balance sheet within equity, separately from the shareholders' equity.

Foreign currencies

The Group's functional and presentation currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of these subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of the overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. A subsidiary is consolidated from the date the Company obtains control until such time as control ceases.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. In the Company's balance sheet, the Company's interests in subsidiaries are stated at cost less any impairment losses.

Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

Interests in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less any impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil–5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset at the time of disposal.

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value

using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

Goodwill

Goodwill represents the excess of cost over the fair value of the identifiable assets, liabilities and contingent liabilities of acquired businesses. The Group early adopted IFRS 3, *Business Combinations*, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from 1 January 2001. In accordance with IFRS 3, the Group ceased amortising goodwill as of 1 January 2001.

On disposal of subsidiaries, associates or joint ventures, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as available-for-sale and measured at fair value through profit or loss. Gains or losses on available-for-sale investments are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivables under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks and other financial institutions, including term deposits, which are not restricted as to use.

Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

Employee benefits

(a) *Pension obligations*

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(b) *Termination and early retirement benefits*

Termination benefits are payable whenever an employee's employment is voluntarily terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) *Housing benefits*

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between

sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out before the incorporation of the Company in accordance with the policies of the PRC government.

In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarters or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, position and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(a) *Provision of airline and airline-related services*

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines

under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to 1 January 2004. From 2004, contributions to the CAAC Infrastructure Development Fund are included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(b) *Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(c) *Trading of investments*

Revenue is recognised on a trade date basis.

(d) *Interest income*

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(e) *Dividends*

Revenue is recognised when the owners' right to receive the payment has been established.

(f) *Rental income and aircraft and related equipment lease income*

Revenue is recognised on a time proportion basis over the terms of the respective leases.

Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included in the balance sheet as a current liability.

Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 5.76% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the income statement, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the year. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Other receivables are recognised and carried at cost less allowances for any uncollectible amounts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Impact of recently issued accounting standards

IFRS 2, *Share-based Payment*, is applicable for accounting periods beginning on or after 1 January 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in the income statement for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the beginning on or after 1 January 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), *Property, Plant and Equipment*, replaces IAS 16 (revised 1998), *Property, Plant and Equipment*, and is applicable for accounting periods beginning on or after 1 January 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item

during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

IAS 24 (revised 2003), *Related Party Disclosures*, replaces IAS 24 *Related Party Disclosures* (reformatted in 1994) and is applicable for accounting periods beginning on or after 1 January 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24 for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently, the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, supporting the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUES						
Sales to external customers	32,766,164	296,775	287,905	169,913	—	33,520,757
Intersegment sales	—	731,589	—	131,299	(862,888)	—
Total revenues	32,766,164	1,028,364	287,905	301,212	(862,888)	33,520,757
PROFIT FROM OPERATIONS						
Segment results	4,146,402	824,858	203,133	173,746	(862,888)	4,485,251
Finance costs	(1,785,196)	(14,541)	(1,978)	1,842	—	(1,799,873)
Dilution gains on investments	330,222	—	—	79,915	—	410,137
Share of profits less losses from associates	416,813	(4,649)	191,323	(42,469)	—	561,018
Profit before tax	3,108,241	805,668	392,478	213,034	(862,888)	3,656,533
Tax						(1,107,838)
Minority interests						(162,731)
Net profit attributable to equity holders of the parent						2,385,964
ASSETS						
Segment assets	62,308,593	1,077,748	160,087	379,390	(2,014,154)	61,911,664
Interests in associates	3,589,574	25,539	186,056	200,352	—	4,001,521
Unallocated assets						776,084
Total assets						66,689,269
LIABILITIES						
Segment liabilities	(48,845,870)	(652,749)	(312,765)	(677,442)	2,014,154	(48,474,672)
Unallocated liabilities						(186,055)
Total liabilities						(48,660,727)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	6,046,355	32,697	25,912	33,641	—	6,138,605
Depreciation of property, plant and equipment	3,395,049	35,797	19,247	13,159	—	3,463,252
Provision for/(write-back of) doubtful debts, net	(4,483)	2,642	—	853	—	(988)
Provision for/(write-back of) inventories, net	12,492	(24,000)	—	—	—	(11,508)

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2003:

	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	—	24,641,405
Intersegment sales	—	486,705	—	126,485	(613,190)	—
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	571,448	173,290	157,492	(613,190)	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	—	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	—	243,093
Profit/(loss) before tax	(159,342)	535,157	276,173	139,481	(613,190)	178,279
Tax						(89,781)
Minority interests						71,106
Net profit attributable to equity holders of the parent						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	—	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,228)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	—	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	—	3,377,472
Provision for/(write-back of) doubtful debts, net	13,824	(1,562)	—	(118)	—	12,144
Provision for inventories, net	90	24,000	—	—	—	24,090

Geographical segments

The following tables present consolidated revenue information by geographical segments for each of the two years ended 31 December 2004:

For the year ended 31 December 2004	Domestic	HK/Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	18,482,949	1,744,590	4,232,489	2,477,214	3,846,973	2,736,542	33,520,757

For the year ended 31 December 2003	Domestic	HK/Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers and total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

4. AIR TRAFFIC REVENUES

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund. The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the year ended 31 December 2003, was included in other flight operation expenses for the year ended 31 December 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Passenger	27,665,018	19,030,187
Cargo and mail	3,169,804	4,392,473
	30,834,822	23,422,660

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenue	**Applicable business tax rate**
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempted from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for the two years ended 31 December 2003 and 2004, netted against air traffic revenues, amounted to approximately RMB240 million and RMB711 million, respectively.

For the period from 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(b) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for the year ended 31 December 2003.

For the period from 1 May 2003 to 31 December 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from 1 January 2004 to 31 March 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended 31 March 2004. Effective from 1 April 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for the two years ended 31 December 2003 and 2004 amounted to approximately RMB247 million and RMB353 million, respectively.

5. OTHER OPERATING REVENUES

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Bellyhold income	1,384,457	—
Aircraft engineering income	296,775	285,493
Ground services income	287,905	251,266
General aviation income	159,990	152,574
Air catering income	118,140	102,133
Government grants:		
(i) Recognition of deferred income *(note 36)*	70,593	57,894
(ii) Fixed cash subsidy	37,500	50,000
(iii) Others	44,853	1,525
Service charges on return of unused flight tickets	63,821	51,678
Cargo handling service income	49,850	90,021
Sale of materials	33,008	20,699
Import and export service income	29,767	23,589
Training service income	23,761	17,915
Aircraft and related equipment lease income	11,516	33,519
Gain on disposal of property, plant and equipment, net	—	17,048
Others	73,999	63,391
	2,685,935	1,218,745

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group 2004 RMB'000	2003 RMB'000
Repair and maintenance costs	3,608,348	2,804,507
Depreciation *(note 16)*	3,463,252	3,377,472
Employee compensation costs *(note 7)*	2,921,322	2,379,102
Minimum lease payments under operating leases:		
Aircraft and jet engines	1,071,256	910,134
Land and buildings	187,471	181,984
(Gain)/loss on disposal of property, plant and equipment, net	33,872	(17,048)
Auditors' remuneration	7,206	1,614
Provision for/(write-back of) doubtful debts, net	(988)	12,144
Provision for/(write-back of) inventories, net	(11,508)	24,090

7. EMPLOYEE COMPENSATION COSTS

	Group 2004 RMB'000	2003 RMB'000
Employee compensation costs (including Directors', supervisors' and management's emoluments):		
Wages, salaries and social security costs	2,732,927	2,200,916
Retirement benefit costs *(note 11)*	188,395	178,186
	2,921,322	2,379,102

The Group had 26,881 and 25,236 employees as at 31 December 2003 and 31 December 2004, respectively.

8. FINANCE COSTS

	Group 2004 RMB'000	2003 RMB'000
Interest expense	1,827,002	2,248,996
Less: Interest capitalised	(2,610)	(7,830)
	1,824,392	2,241,166
Less: Interest income	(33,703)	(18,803)
Exchange losses, net	54,842	297,042
Gains on fuel derivatives, net	(41,036)	(169,921)
Dividend income on long-term investments	(4,622)	(406)
	1,799,873	2,349,078

The interest capitalisation rate represented the cost of capital from raising the related borrowings and it ranged from 5.58% to 5.76% per annum.

9. DILUTION GAINS ON INVESTMENTS

	Group	
	2004	2003
	RMB'000	*RMB'000*
Dilution gain on investment in Air Cargo Business *(note 9 (a))*	330,222	—
Dilution gains on investments in BACL and SWACL *(note 9 (b))*	79,915	—
	410,137	—

Notes:

(a) Pursuant to the Restructuring, the air cargo business and relevant air cargo assets and liabilities (the "Air Cargo Business") were operated and owned solely by the Group as if it had been directly held by the Group as of 1 January 2003 in accordance with the basis of presentation as set out in note 1 to these financial statements. In 2004, the entire Air Cargo Business was transferred to Air China Cargo, a 51% owned joint venture of the Company, in the form of the Company's capital contribution and advance to Air China Cargo. Subsequent to the transfer of Air Cargo Business to Air China Cargo, the Group's effective interest in the Air Cargo Business was diluted from 100% to 51% and, accordingly, a gain on dilution of investment in Air Cargo Business of approximately RMB330 million arose.

(b) In accordance with the basis of presentation as set out in note 1 to these financial statements, 60% shareholding interest in Beijing Air Catering Co., Ltd. ("BACL") and 75% shareholding interest in Southwest Air Catering Company Limited ("SWACL") were deemed to be held by the Group as of 1 January 2003.

During 2004, the Group transferred its entire 60% shareholding interest in BACL and 60% shareholding interest in SWACL to Fly Top Limited, a wholly-owned subsidiary of CNAC, for a consideration of RMB294 million and RMB67 million, respectively.

In addition to the above, the Group also transferred its remaining 15% shareholding interest in SWACL to Hongkong Southwest Air Catering Limited ("HKSACL"), the minority shareholder of SWACL, for a consideration of approximately RMB17 million.

Subsequent to the completion of the above transactions, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively and, accordingly, gains on dilution of investments in BACL and SWACL aggregating approximately RMB80 million arose.

10. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

Directors' and supervisors' remuneration for the year disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Fees	29	—
Basic salaries, housing benefits, other allowances and benefits in kind	4,279	4,390
Discretionary bonuses	636	508
Pension scheme contributions	43	45
	4,987	4,943

The number of Directors and supervisors whose remuneration fell within the following bands is as follows:

	Group	
	2004	**2003**
	Number of Directors and supervisors	*Number of Directors and supervisors*
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	13	13
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	1	1
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	1	1
	15	15

Fees of approximately RMB29,000 (2003: Nil) are wholly payable to the independent non-executive Directors. There were no other emoluments payable to the independent non-executive Directors during the year (2003: Nil).

An analysis of the five individuals whose remuneration was the highest in the Group was as follows:

	Group	
	2004	**2003**
	Number of individuals	*Number of individuals*
Director	1	1
Supervisor	1	1
Employees	3	3

The emoluments paid to the three non-director, non-supervisor and highest paid individuals are as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	5,360	4,240
Discretionary bonuses	—	30
Pension scheme contributions	164	180
	5,524	4,450

The remuneration of the three highest paid individuals for the year fell within the following bands:

	Group	
	2004	**2003**
	Number of individuals	*Number of individuals*
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	1	3
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	2	—
	3	3

There was no arrangement under which a Director or a supervisor or any of the five highest paid individuals waived or agreed to waive any remuneration during the year (2003: Nil).

There was no emolument paid by the Group to any of the Directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2003: Nil).

11. RETIREMENT BENEFITS

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the year and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The pension payments relating to the Supplementary Pension Benefits borne by CNAHC was approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) (note 46). The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits are as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Contributions to PRC government-regulated defined contribution retirement scheme	179,740	154,728
Early retirement benefits	8,655	23,458
Total *(note 7)*	188,395	178,186

Forfeited contribution totaling RMB1,579,000 (2003: RMB983,000) was utilised during the year. At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: RMB54,000).

12. TAX

According to the PRC Enterprise Income Tax Law, the Company, its subsidiaries, joint ventures and associates established in the PRC are subject to the enterprise income tax at a rate of 33% (2003: 33%) on their taxable income.

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on 30 September 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation was calculated at the applicable tax rate on their profits determined in accordance with PRC

accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to domestic enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to CNAHC for the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) referred to in note 14 (b) to these financial statements will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau.

Following the incorporation of the Company, the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge are as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Current income tax		
Current income tax charge		
— Mainland China	398,944	18,313
— Hong Kong	4,096	154
Deferred income tax		
Relating to origination and reversal of temporary differences *(note 22)*	607,824	33,847
	1,010,864	52,314
Share of tax attributable to associates	96,974	37,467
Income tax charge for the year	1,107,838	89,781

A reconciliation of income tax expense applicable to profit before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group			
	2004		2003	
	RMB'000	%	*RMB'000*	%
Profit before income tax	3,656,533		178,279	
At statutory income tax rate of 33%	1,206,656	33.0	58,832	33.0
Lower income tax rates of other territories	(109,440)	(3.0)	2,610	1.5
Income not subject to tax	(145,333)	(4.0)	(35,388)	(19.8)
Expenses not deductible for tax purposes	155,955	4.3	70,164	39.4
Effect on opening deferred income tax of increase in other territories' income tax rates	—	—	9,542	5.4
Share of adjustments in income tax of previous periods attributable to associates	—	—	(15,979)	(9.0)
Tax charge at Group's effective income tax rate	1,107,838	30.3	89,781	50.5

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries and joint ventures, as the Directors of the Company do not have intention to remit any significant amount of earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

13. NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The net profit attributable to equity holders of the parent for the period from 1 October 2004 to 31 December 2004 dealt with in the financial statements of the Company was approximately RMB1,230 million (note 38).

14. APPROPRIATIONS

Set out below are the details of distributions made by the Company for the two years ended 31 December 2004:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Carved-out of net assets *(note 14 (c))*	39,136	316,153
Dividends paid *(note 14 (c))*	29,074	26,690
Distribution to CNAHC *(note 14 (a))*	377,550	—
Distribution to CNAHC *(note 14 (b))*	2,025,105	—
Distribution to CNACG *(note 14 (b))*	118,680	—
Total	2,589,545	342,843

(a) On 21 April 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on 26 April 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On 12 November 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On 20 April 2004, Air China International Corporation entered into a stock transfer agreement with HKSACL ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to HKSACL for a consideration of approximately RMB17 million. On 12 November 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL were diluted from 60% and 75% to approximately 41% and 41%, respectively.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group made a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in note 1 to these financial statements. This payment has been made to CNAHC and accounted for as a special distribution to CNAHC by the Company.

(b) In accordance with the (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance (the English title is a direct translation of the Chinese title of the notice), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on the audited accounts prepared in accordance with the accounting principles and the financial regulations applicable in the PRC (the "PRC GAAP"), generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC)

contributed to the Group by CNAHC after giving effect to relevant necessary adjustments. The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC of approximately RMB191,721,000 which in turn will settle the tax liability on profit arisen during that period with the relevant tax bureau as detailed in note 12 to these financial statements.

In addition, in accordance with (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulations Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment" notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated during the period from 1 January 2004 to 30 September 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

(c) The profit distributions made prior to the incorporation of the Company represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in note 1 to these financial statements and dividends paid during that period.

The rates of dividend and the number of shares ranking for dividends are not presented in this footnote for those profit distributions made prior to the incorporation of the Company as such information is not considered meaningful.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any;

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company;

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of dividends payment is based on the lesser of (i) the net profit determined in accordance with the PRC GAAP; and (ii) the net profit determined in accordance with IFRS.

Prior to the incorporation of the Company on 30 September 2004, no profit appropriation to the aforesaid reserve funds was required.

15. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000, and the weighted average of approximately 6,618,795,915 shares in issue during the year on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2004, and as adjusted to reflect the new issue of 2,550,618,182 shares by way of placing and public offering in connection with the public listing of the Company's H shares on 15 December 2004.

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2003 of approximately RMB159,604,000, and the number of shares in issue during 2003 on the assumption that the 6,500,000,000 shares issued as at 30 September 2004 had been in issue throughout the year ended 31 December 2003.

The calculation of diluted earnings per share is based on the net profit attributable to equity holders of the parent for the year ended 31 December 2004 of approximately RMB2,385,964,000. The weighted average number of ordinary shares used in the calculation is the 6,618,795,915 shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 556,132 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all over-allotment options granted to international underwriters to subscribe for the H shares of the Company during the year.

Diluted earnings per share for the year ended 31 December 2003 has not been calculated because no diluting events existed during 2003.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	—	(147,825)
Transfer from CIP	—	421,311	195,250	—	610	(617,171)	—
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	—	(3,377,472)
At 31 December 2003 and 1 January 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Establishment of a joint venture *(note 45 (b))*	(267,119)	(186,169)	(86,932)	(21,673)	—	(3,947)	(565,840)
Additions	4,479,459	42,515	109,019	135,909	77,244	734,028	5,578,174
Disposals	(424,064)	(49,111)	(28,705)	(7,170)	(22,315)	—	(531,365)
Transfer from CIP	164,788	285,156	91,393	5,177	206	(546,720)	—
Depreciation charge for the year	(3,024,078)	(123,071)	(172,910)	(89,845)	(53,348)	—	(3,463,252)
At 31 December 2004, net of accumulated depreciation	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**
At 31 December 2003 and 1 January 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	—	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At 31 December 2004							
Cost	63,813,626	3,674,146	2,045,002	1,068,502	223,531	666,850	71,491,657
Accumulated depreciation	(25,094,763)	(989,286)	(1,081,535)	(752,960)	(131,476)	—	(28,050,020)
Net carrying amount	**38,718,863**	**2,684,860**	**963,467**	**315,542**	**92,055**	**666,850**	**43,441,637**

Company

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Transferred to the Company upon its incorporation *(note 1)*	38,595,577	1,858,577	784,743	182,711	76,724	583,635	42,081,967
Additions	372,799	—	25,547	42,916	27,182	308,493	776,937
Disposals	(9,216)	(32)	(31,158)	(1,650)	(148)	—	(42,204)
Transfer from CIP	—	219,934	17,770	176	—	(237,880)	—
Depreciation charge for the period	(804,864)	(23,307)	(29,053)	(20,021)	(31,027)	—	(908,272)
At 31 December 2004, net of accumulated depreciation	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**
At 31 December 2004							
Cost	61,842,914	2,820,374	1,520,769	830,178	131,321	654,248	67,799,804
Accumulated depreciation	(23,688,618)	(765,202)	(752,920)	(626,046)	(58,590)	—	(25,891,376)
Net carrying amount	**38,154,296**	**2,055,172**	**767,849**	**204,132**	**72,731**	**654,248**	**41,908,428**

Certain of the Group's and the Company's bank loans are secured by certain of the Group's and the Company's aircraft and flight equipment, which has an aggregate carrying amount of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 34).

The carrying amount of aircraft held under finance leases as at 31 December 2004 is approximately RMB11,999 million (2003: RMB13,310 million) (note 33). Leased assets are pledged as security for the related finance lease liabilities.

As at 31 December 2004, the Group is in the process of applying to obtain the title certificates of certain of its buildings with an aggregate carrying amount of approximately RMB2,178 million, further details of which are set out in note 1 to these financial statements. The Directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.

17. INTERESTS IN SUBSIDIARIES

	Company 2004 *RMB'000*
Listed shares in Hong Kong, at cost	579,472
Unlisted investments, at cost	134,647
Due from subsidiaries	22,513
Due to subsidiaries	(559,703)
	176,929
Market value of listed shares	3,161,997

The balances with the subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 December 2004 are as follows:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
Subsidiaries						
CNAC (中航興業有限公司)	Hong Kong	Limited liability company	HK$331,268	69	—	Investment holding
Air Macau Company Limited ("Air Macau")* (澳門航空股份有限公司)	Macau	Limited liability company	MOP400,000	—	35.2	Airline operator
Air China Group Import and Export Trading Co. ("AIE") (國航集團進出口貿易公司)	PRC	Limited liability company	RMB90,000	100	—	Import and export trading
浙江航空服務有限公司 (Zhejiang Air Services Co., Ltd.)**	PRC	Limited liability company	RMB20,000	100	—	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation (北京航空旅客服務公司)	PRC	Limited liability company	RMB3,000	100	—	Provision of passenger transportation services
Air China Shantou Industrial Development Company (中國國際航空汕頭實業發展公司)	PRC	Limited liability company	RMB12,000	51	—	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company (中國民航客貨運輸銷售代理公司)	PRC	Limited liability company	RMB6,980	100	—	
四川西南航空信息服務中心 (Sichuan Southwest Aviation Information Service Centre)**	PRC	Limited liability company	RMB1,000	100	—	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre (北京國航工程技術發展中心)	PRC	Limited liability company	RMB1,500	100	—	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company (北京民航藍天空運服務公司)	PRC	Limited liability company	RMB5,533	100	—	Provision of travel agency services

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Company Direct	Indirect	Principal activities
Sichuan Southwest Air Equipment and Supplies Centre (四川西南航空物資設備供應中心)	PRC	Limited liability company	RMB1,000	100	—	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited (國航香港發展有限公司)	Hong Kong	Limited liability company	HK$500	95	—	Provision of air ticketing services
上海國航基地開發中心 (Shanghai Air China Base Development Centre)**	PRC	Limited liability company	RMB2,000	100	—	Provision of ground services, air passenger, cargo and consultancy services

* Air Macau is a 51% subsidiary of CNAC.

** The English names are direct translations of the company's Chinese names.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year ended 31 December 2004 or formed a substantial portion of the net assets of the Group at 31 December 2004. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18. INTERESTS IN JOINT VENTURES

	Company 2004 RMB'000
Unlisted investments, at cost	1,392,388

Particulars of the joint ventures at 31 December 2004 of the Group are set out below:

Company name	Place of incorporation/ establishment and operations	Legal status	Nominal value of paid-up capital (in thousands)	Percentage of equity interests attributable to the Group Direct	Indirect	Principal activities
Joint ventures						
AMECO (北京飛機維修工程有限公司)	PRC	Limited liability company	US$102,533	60	—	Provision of aircraft overhaul and maintenance services
Air China Cargo (中國國際貨運航空有限公司) *(note)*	PRC	Limited liability company	RMB2,200,000	51	—	Provision of cargo carriage services
BACL (北京航空食品有限公司)	PRC	Limited liability company	US$8,000	—	41.4	Provision of airline catering services
SWACL (西南航空食品有限公司)	PRC	Limited liability company	RMB20,000	—	41.4	Provision of airline catering services

Note: During the year, the Company has reclassified its interest in Air China Cargo from a subsidiary to a joint venture upon the termination of a discussion to acquire additional equity interests in Air China Cargo from another joint venture partner.

As at the balance sheet date and for the two years ended 31 December 2004, the Group's proportionate share of the assets, liabilities, and the Group's proportionate share of the revenues and expenses of the joint ventures are as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Current assets	1,606,903	610,502
Non-current assets	1,706,734	633,369
Total assets	3,313,637	1,243,871
Current liabilities	(1,578,665)	(728,033)
Non-current liabilities	(8,734)	—
Net assets attributable to the Group	1,726,238	515,838
Revenues	3,944,633	959,938
Operating expenses	(3,748,389)	(848,222)
Finance costs	(16,137)	(21,919)
Share of profits less losses from associates	1,006	1,111
Profit before tax	181,113	90,908
Tax	(51,976)	(16,427)
Net profit attributable to the Group	129,137	74,481

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain investees, including Air China Cargo and AMECO. Further details are set out in note 1 to these financial statements.

19. INTERESTS IN ASSOCIATES

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Unlisted shares, at cost	—	—	845,641
Share of net assets	2,587,304	1,789,948	—
Goodwill	1,404,966	1,205,390	—
Due from associates	106,520	110,981	17,305
Due to associates	(97,269)	(38,473)	(82,109)
	4,001,521	3,067,846	780,837

The balances with the associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Goodwill at beginning of the year *(note 19 (a))*	1,205,390	1,205,390
Additions *(note 19 (b))*	199,576	—
Goodwill at end of the year	1,404,966	1,205,390
Accumulated impairment	—	—

Notes:

(a) The goodwill brought forward from 2003 related to the acquisition of shareholding interests of 35.86% and 7.43% in Hong Kong Dragon Airlines Limited ("Dragonair") by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on the straight-line basis over a period of 20 years until 1 January 2001 (the date of adoption of IFRS 3 by the Group).

(b) The goodwill arose in the current year related to the acquisitions of effective shareholding interests of 48.0% in Shandong Aviation Group Corporation ("Shandong Aviation"), 22.8% in Shandong Airlines Co., Ltd. ("Shandong Airlines") and 13.9% in LSG Lufthansa Service Hong Kong Limited ("LSGHK") by the Group, resulting in an aggregate goodwill amount of approximately RMB200 million.

Impairment testing of goodwill attributable to Dragonair

Goodwill acquired through the business combination in relation to the acquisition of shareholding interest in Dragonair has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill attributable to Dragonair:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometers, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Summarised financial information of the Group's associates is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Aggregate of associates' financial positions:		
Total assets	27,767,944	21,918,291
Total liabilities	(20,747,807)	(17,215,202)
Aggregate of associates' results:		
Revenues	16,770,072	9,639,481
Net profit	1,330,066	639,579
Share of profits less losses after tax from associates:		
Dragonair	279,801	43,336
Others	184,243	162,290
	464,044	205,626

Particulars of the associates at 31 December 2004 are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of equity interests attributable to the Group	Principal activities
Shenzhen Airlines (深圳航空有限責任公司)	Corporate	PRC	25	Airline operator
Dragonair# (港龍航空有限公司)	Corporate	Hong Kong	29.9	Airline operator
Shandong Aviation (山東航空集團有限公司)	Corporate	PRC	48	Investment holding
Shandong Airlines (山東航空股份有限公司)	Corporate	PRC	22.8	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd. (四川斯奈克瑪航空發動機維修有限公司)	Corporate	PRC	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd. (成都富凱飛機工程服務有限公司)	Corporate	PRC	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd. (雲南空港飛機維修服務公司)	Corporate	PRC	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited# (澳門飛機維修工程有限公司)	Corporate	Macau	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited# (怡中航空服務有限公司)	Corporate	Hong Kong	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited# (明捷澳門機場服務有限公司)	Corporate	Macau	23.2	Provision of airport ground handling services
Guangzhou Baiyun International Airport Ground Handling Service Company Limited (廣州白雲國際機場地勤服務有限公司)	Corporate	PRC	21	Provision of airport ground handling services
三亞世貿發展有限公司 (Sanya World Trade Development Company Limited)*	Corporate	PRC	40	Provision of airport ground handling services
CAAC Data Communications Co., Ltd. (民航數據通信有限責任公司)	Corporate	PRC	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd. (重慶民航凱亞信息技術有限公司)	Corporate	PRC	24.5	Provision of airline-related information system services
成都民航西南凱亞有限責任公司 (Chengdu CAAC Southwest Cares Co., Ltd.)*	Corporate	PRC	35	Provision of airline-related information system services
Tradeport Hong Kong Limited# (香港商貿港有限公司)	Corporate	Hong Kong	17.3	Provision of services for developing and operating logistics centre
LSGHK# (德國漢莎航空膳食服務(香港)有限公司)	Corporate	Hong Kong	13.9	Provision of airline catering services
China National Aviation Finance Co., Ltd. ("CNAF") (中國航空集團財務有限責任公司)**	Corporate	PRC	40.7	Provision of financial services

\# Shareholding interests are held indirectly through subsidiaries of the Company.

* The English names are direct translations of the company's Chinese names.

** 30% of the Group's equity interests in CNAF is held directly by the Company, while the remaining 10.7% is held indirectly through subsidiaries of the Company.

As at the date of approval of these financial statements, the Group is in the process of applying to change the registered shareholder name of certain associates, including Shenzhen Airlines. Further details are set out in note 1 to these financial statements.

20. LONG TERM RECEIVABLE FROM CNAHC

On 30 September 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million, which was recorded by the Group as government grant receivable as at 31 December 2003 of RMB842 million, consisting of long term portion and short term portion of RMB764 million and RMB78 million, respectively. This receivable from CNAHC is unsecured, interest-free and repayable over eight years commencing from 31 December 2004 by 16 semi-annual instalments to be made by 30 June and 31 December each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million was settled by 31 December 2004 and the final instalment amount of approximately RMB32 million should be settled by 30 June 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by 30 June and 31 December each year between 30 June 2005 and 31 December 2011.

21. OTHER INVESTMENTS

Other investments consist of unlisted equity investments.

22. DEFERRED TAX ASSETS

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Balance at beginning of year	590,153	624,000	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	660,349
Charge for the year *(note 12)*	(607,824)	(33,847)	(2,349)
Credited to equity	793,755	—	—
Balance at end of year	776,084	590,153	658,000

The principal components of the Group's and the Company's deferred income tax are as follows:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Deferred income tax liabilities:			
Accelerated depreciation for tax purposes	(441,441)	(826,000)	(426,000)
Differences in air traffic revenues recognition	—	(27,000)	—
Other deferred income tax liabilities	(47,000)	(52,000)	(47,000)
Gross deferred income tax liabilities	(488,441)	(905,000)	(473,000)
Deferred income tax assets:			
Additional tax deduction on revaluation surplus arising from the Restructuring	714,000	—	606,000
Provisions and accruals	384,000	675,000	381,000
Losses available for offset against future taxable income	20,525	685,153	—
Other deferred income tax assets	146,000	135,000	144,000
Gross deferred income tax assets	1,264,525	1,495,153	1,131,000
Net deferred income tax assets	776,084	590,153	658,000

There was no material un-provided deferred income tax during the year (2003: Nil).

23. TRADE RECEIVABLES

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group and the Company is analysed as follows:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Within 30 days	1,838,756	1,257,040	2,067,875
31 to 60 days	280,382	465,109	102,938
61 to 90 days	152,548	106,603	14,949
Over 90 days	93,130	126,840	11,531
At end of year	2,364,816	1,955,592	2,197,293

Included in the Group's and the Company's trade receivables was the following amount due from a joint venture:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Joint venture	412,539	—	841,916

24. INVENTORIES

Inventories primarily consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Flight equipment spare parts	680,039	577,478	454,220
Work in progress	38,061	104,338	1,621
Catering supplies	25,188	30,635	13,089
	743,288	712,451	468,930

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Set out below is the breakdown of prepayments, deposits and other receivables:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Advance payments for aircraft and related equipment	2,193,458	1,213,380	1,958,515
Advances and others	324,655	191,448	322,047
Manufacturers' credits on aircraft acquisition receivable	74,518	84,935	74,518
Government grant receivable	—	77,338	—
Prepaid aircraft operating lease rentals	95,681	65,790	79,260
Receivables from the sale of staff quarters	24,681	57,962	24,681
Miscellaneous deposits	395,595	286,510	388,531
	3,108,588	1,977,363	2,847,552

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank balances	8,635,653	2,147,434	7,888,436
Cash placed with CNAF	261,904	1,457,103	219,655
	8,897,557	3,604,537	8,108,091
Time deposits placed with banks	648,667	261,226	94,287
Time deposits placed with CNAF	305,081	—	300,000
	953,748	261,226	394,287
Less: Pledged deposits against			
Bank loans *(note 34)*	64,242	1,177,064	64,242
Finance leases *(note 33)*	16,277	41,500	16,277
Others*	36,712	26,978	—
Pledged deposits	117,231	1,245,542	80,519
Cash and cash equivalents *(note 45 (a))*	9,734,074	2,620,221	8,421,859

* Includes deposits pledged against the Group's aircraft operating leases and financial derivatives.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group and the Company.

27. DUE TO SHAREHOLDERS

Set out below is the breakdown of the amounts due to shareholders:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Due to CNAHC	2,137,437	2,968	2,121,533
Due to CNACG	118,680	—	118,680
	2,256,117	2,968	2,240,213

The amounts due to shareholders are unsecured, interest-free and have no fixed terms of repayment. The amounts mainly represented distributions payable by the Company as detailed in note 14 to these financial statements.

28. BALANCES WITH OTHER CNAHC GROUP COMPANIES

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

29. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Within 30 days	3,108,028	1,157,293	2,740,974
31 to 60 days	805,858	669,970	673,690
61 to 90 days	304,943	497,402	243,448
Over 90 days	224,779	1,890,316	161,241
At end of year	4,443,608	4,214,981	3,819,353

Included in the Group's and the Company's trade payables was the following amount due to a joint venture:

	Group		Company
	2004	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Joint venture	179,934	123,581	449,835

30. BILLS PAYABLE

An aged analysis of the bills payable is as follows:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Within 30 days	—	256,220	—
31 to 60 days	—	189,931	—
61 to 90 days	—	248,687	—
Over 90 days	362,033	622,382	362,033
At end of year	362,033	1,317,220	362,033

Included in the Group's and the Company's bills payable was the following amount due to CNAF:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
CNAF	—	692,372	—

31. OTHER PAYABLES AND ACCRUALS

Set out below is a breakdown of other payables and accruals:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Provision for staff housing benefits	469,617	772,874	448,694
Accrued salaries, wages and benefits	692,510	647,561	562,493
Interest expense payable	269,928	315,617	255,977
Accruals for share issuing expenses	208,644	—	208,644
Custom duties and levies payable	742,201	207,098	665,986
Current portion of long-term payables *(note 35)*	101,802	174,363	101,802
Current portion of deferred income *(note 36)*	76,943	57,894	76,943
Advances from customers	294,798	348,716	224,321
Accrued operating expenses	716,548	533,399	611,257
Others	347,296	183,023	231,753
	3,920,287	3,240,545	3,387,870

32. PROVISION FOR MAJOR OVERHAULS

	Group 2004	Group 2003	Company 2004
	RMB'000	*RMB'000*	*RMB'000*
At beginning of year	404,939	253,453	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	363,842
Provision for the year	221,543	244,387	61,341
Utilised during the year	(127,654)	(92,901)	(23,811)
At the end of year	498,828	404,939	401,372
Less: Portion classified as current liabilities	(28,130)	(115,346)	(28,130)
Long-term portion	470,698	289,593	373,242

33. OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. As at the balance sheet date, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Group and Company		Group	
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	2004	2004	2003	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Amounts repayable:				
Within one year	2,313,871	1,705,146	2,285,703	1,607,056
In the second year	2,408,481	1,943,630	2,271,725	1,697,597
In the third to fifth years, inclusive	7,784,209	6,722,448	6,721,752	5,583,404
Over five years	2,049,406	1,910,163	5,406,410	4,810,836
Total minimum finance lease payments	14,555,967	12,281,387	16,685,590	13,698,893
Less: Amounts representing finance charges	(2,274,580)		(2,986,697)	
Present value of minimum lease payments	12,281,387		13,698,893	
Less: Portion classified as current liabilities	(1,705,146)		(1,607,056)	
Long-term portion	10,576,241		12,091,837	

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and the banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and, accordingly, the relevant assets as mentioned aforesaid and obligations are recorded in the balance sheets to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and the banks.

At 31 December 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Company has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For the current year, the effective borrowing rate ranged from 1.64% to 9.13% (2003: 1.64% to 9.13%).

The Group's and the Company's finance leases were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft, which had an aggregate carrying value of approximately RMB11,999 million as at 31 December 2004 (2003: RMB13,310 million) (note 16);

(b) the pledge of certain of the Group's and the Company's bank deposits amounting to approximately RMB16 million as at 31 December 2004 (2003: RMB42 million) (note 26); and

(c) guarantees by certain commercial banks in an aggregate amount of approximately RMB14,785 million (2003: RMB18,949 million).

As at 31 December 2004, certain PRC state-owned banks have provided counter-guarantees in an aggregate amount of RMB3,074 million (2003: RMB4,753 million) in respect of the commercial bank guarantee arrangements set out in note 33 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB921 million (2003: RMB5,355 million) and RMB3,976 million (2003: RMB4,506 million) (note 46), respectively.

34. BANK AND OTHER LOANS

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Bank loans:			
Secured	13,685,002	14,519,345	13,643,002
Unsecured	7,519,047	7,228,169	7,144,917
	21,204,049	21,747,514	20,787,919
Other loans:			
Secured	66,667	81,487	66,667
Unsecured	431,957	227,494	297,731
	21,702,673	22,056,495	21,152,317
Bank loans repayable:			
Within one year	8,359,280	8,994,367	7,943,149
In the second year	3,049,084	1,903,342	3,049,084
In the third to fifth years, inclusive	6,178,222	6,227,447	6,178,222
Over five years	3,617,464	4,622,358	3,617,464
Other loans repayable:			
Within one year	446,771	242,307	312,546
In the second year	14,815	14,813	14,815
In the third to fifth years, inclusive	37,037	51,861	37,037
Total bank and other loans	21,702,673	22,056,495	21,152,317
Less: Portion classified as current liabilities	(8,806,051)	(9,236,674)	(8,255,695)
Long-term portion	12,896,622	12,819,821	12,896,622

Further details of bank and other loans at the balance sheet date are as follows:

Nature	Interest rate and final maturity	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
RMB denominated loans:				
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76% per annum at 31 December 2003 with maturities through 2010	—	80,000	—
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 5.76% and 4.94% to 6.21% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2013, respectively	5,382,986	6,282,444	5,382,986
Loans for working capital	Floating interest rates ranging from 4.54% to 4.94% and 4.54% to 5.73% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	2,528,869	2,931,230	2,171,800
Loans for purchases of properties	Floating interest rate at 4.94% per annum at 31 December 2003 with maturities through 2004	—	72,000	—
United States dollars denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.40% to 10.17% and 4.94% to 10.17% per annum at 31 December 2004 and 2003 with maturities through 2012	7,155,311	8,397,835	7,155,311
Loans for purchases of aircraft and related equipment	Floating interest rates at six months LIBOR + 0.4% to 0.7% per annum at 31 December 2004 and 2003 with maturities through 2014 and 2009, respectively	1,270,236	81,487	1,270,236
Loans for working capital	Floating interest rates at six months LIBOR + 0.6% to 0.8% and three to ten months LIBOR + 0.3% to 0.9% per annum at 31 December 2004 and 2003 with maturities through 2007 and 2004, respectively	5,365,271	4,072,432	5,171,984
Japanese yen denominated loans:				
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.84% to 5.30% per annum at 31 December 2003 with maturities through 2004	—	139,067	—
		21,702,673	22,056,495	21,152,317
Less: Loans due within one year classified as current liabilities		(8,806,051)	(9,236,674)	(8,255,695)
Loans due after one year classified as long-term portion		12,896,622	12,819,821	12,896,622

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

The Group's and the Company's bank loans of approximately RMB13,710 million as at 31 December 2004 (2003: RMB14,252 million) were secured by:

(a) mortgages over certain of the Group's and the Company's aircraft and related equipment, which had an aggregate carrying value of approximately RMB16,586 million as at 31 December 2004 (2003: RMB16,422 million) (note 16);

(b) the pledges of certain of the Group's and the Company's bank deposits amounting to RMB64 million as at 31 December 2004 (2003: RMB1,177 million) (note 26);

(c) guarantees by certain commercial banks amounting to RMB8,294 million (2003: RMB10,934 million); and

(d) guarantees by Air China International Corporation and CNAC (PRC) of Nil (2003: RMB396 million) and Nil (2003: RMB380 million), respectively.

As at 31 December 2004, certain PRC state-owned banks provided counter-guarantees in an aggregate amount of RMB5,943 million (2003: RMB7,244 million) to one of these commercial banks as mentioned in note 34 (c) above. CNAHC and CNAF have, in turn, provided counter-guarantees to certain of these PRC state-owned banks in the amounts of RMB1,455 million (2003: RMB3,198 million) and RMB761 million (2003: RMB907 million) (note 46), respectively.

35. LONG-TERM PAYABLES

Long-term payables mainly represent custom duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment under finance leases. The custom duties and value-added tax are payable upon repayment of the corresponding finance lease instalments. Set out below are details of the custom duties and value-added tax payable further analysed into non-current and current portions:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Custom duties and value-added tax payable	539,121	975,712	539,121
Others	8,992	—	258
	548,113	975,712	539,379
Less: Portion classified as current liabilities *(note 31)*	(101,802)	(174,363)	(101,802)
Long-term portion	446,311	801,349	437,577

36. DEFERRED INCOME

In 2000, the Group acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during 2004. In accordance with IAS 20 "*Accounting for Government Grants and Disclosure of Government Assistance*", the Group recorded these aircraft purchased in 2000 and received in 2004 as property, plant and equipment with the corresponding amounts of government grant recorded as deferred income at the respective dates of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received in 2004 are recorded in deferred income of the Group in 2000 and 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities are as follows:

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000
Deferred income:			
At beginning of year	1,157,880	1,157,880	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	1,462,667
Addition during the year	304,787	—	—
At end of year	1,462,667	1,157,880	1,462,667
Accumulated income recognised as other operating revenues:			
At beginning of year	212,278	154,384	—
Transferred to the Company upon its incorporation *(note 1)*	—	—	263,636
Credit during the year *(note 5)*	70,593	57,894	19,235
At end of year	282,871	212,278	282,871
Net amount	1,179,796	945,602	1,179,796
Less: Portion classified as current liabilities *(note 31)*	(76,943)	(57,894)	(76,943)
Long-term portion	1,102,853	887,708	1,102,853

37. SHARE CAPITAL

	Number of shares 2004	Nominal value 2004 RMB'000
Company and Group		
Registered, issued and fully paid		
— State legal person shares of RMB1.00 each	4,855,945,675	4,855,946
— Non-H Foreign Shares of RMB1.00 each	1,388,992,507	1,388,992
— H shares of RMB1.00 each	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

A summary of the movements in the Company's issued share capital for the period from 30 September 2004 (date of incorporation of the Company) to 31 December 2004 was as follows:

	Number of shares 2004	Nominal value 2004 RMB'000
Restructuring *(note 37 (a))*	6,500,000,000	6,500,000
State legal person shares converted into H shares *(note 37 (b))*	(198,331,240)	(198,331)
Non-H Foreign Shares converted into H shares *(note 37 (b))*	(56,730,578)	(56,731)
Share placement and public offer *(note 37 (c))*	2,805,680,000	2,805,680
	9,050,618,182	9,050,618

The Company was incorporated on 30 September 2004 with an initial registered share capital of RMB6,500,000,000, divided into 6,500,000,000 shares with par value of RMB1.00 each. 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued to CNAHC and CNACG, respectively, all of which were credited as fully paid, in consideration for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company pursuant to the Restructuring referred to in note 1 to these financial statements.

Notes:

(a) As part of the Restructuring in preparation for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange, CNAHC and through its wholly-owned subsidiaries, transferred the Relevant Businesses and interests in the Relevant Companies to the Company (note 1). In consideration of the above, the Company issued 5,054,276,915 State legal person shares and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each to CNAHC and CNACG, respectively.

(b) The Company's H shares were listed on the Hong Kong Stock Exchange and the London Stock Exchange on 15 December 2004 and 2,805,680,000 H shares, consisting of 2,550,618,182 new shares, 198,331,240 shares converted from State legal person shares and 56,730,578 shares converted from non-H Foreign Shares, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$2.98 (equivalent to approximately RMB3.17072) each. The proceeds from the sale of the 198,331,240 State legal person shares and 56,730,578 non-H Foreign Shares aggregating approximately RMB759 million, after deducting the portion of share issuing expenses of approximately RMB50 million which were borne by the Social Security Fund in connection with these sales of State legal person shares and non-H Foreign Shares, were remitted to the Social Security Fund.

(c) As referred to in note 37 (b) above, the Company issued 2,805,680,000 H shares to the public by way of placement and offer. After deducting aggregate net proceeds of approximately RMB759 million from the sale of 198,331,240 H shares converted from State legal person shares and 56,730,578 H shares converted from non-H Foreign Shares which were remitted to the Social Security Fund as referred to in note 37 (b) above and share issuing expenses of approximately RMB536 million (before deducting share issuing expenses of approximately RMB50 million borne by the Social Security Fund as referred to in note 37 (b) above), the Company raised net proceeds of approximately RMB7,601 million, of which paid-up share capital amounted to approximately RMB2,551 million and capital reserve amounted to approximately RMB5,050 million.

The H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

38. RESERVES

Group

The amounts of the Group's reserves and the movements therein for each of the two years ended 31 December 2004 are presented in the consolidated statement of changes in equity on page 47 of these financial statements.

Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
Upon incorporation of the Company *(note 38 (a))*	(627,464)	—	34,813	(592,651)
Profit for the period from 1 October 2004 to 31 December 2004	—	—	1,229,603	1,229,603
Distributions *(note 38 (b))*	—	—	(377,550)	(377,550)
Transfer to statutory reserve funds *(note 14)*	—	51,908	(51,908)	—
Issue of new shares upon listing *(note 37 (c))*	5,536,678	—	—	5,536,678
Share issuing expenses *(note 37 (c))*	(486,457)	—	—	(486,457)
At 31 December 2004	**4,422,757**	**51,908**	**834,958**	**5,309,623**

Notes:

(a) As described in note 1 to these financial statements, the financial statements of the Group for the years ended 31 December 2003 and 2004 have been prepared as if the Group had been in existence throughout the period and as if the Relevant Businesses and the interests in the Relevant Companies were transferred to the Company at 1 January 2003. Upon incorporation of the Company on 30 September 2004, the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company were converted into the Company's registered capital as described in note 37 (a) to these financial statements with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve and retained profits. Accordingly, the aggregate of the capital reserve and retained profits amounts, being the difference between the amount of share capital issued and the historical net asset value of the Relevant Businesses and the interests in the Relevant Companies transferred to the Company as at 30 September 2004, were presented in the reserves of both the Group and the Company.

Retained profits of the Company and the Group upon incorporation of the Company represent the amounts set aside for distributions, details of which are set out in note 14 to these financial statements. Therefore, these amounts were not capitalised by the Company and the Group upon the Company's incorporation.

(b) Details of the distributions are set out in note 14 to these financial statements.

39. LONG-TERM COMPENSATION PLAN

The Company has adopted a long-term compensation plan (the "Plan") which was approved by the shareholders on 18 October 2004 for the purpose of motivating its employees. The Plan provides for the grant of share appreciation rights ("SARs") to eligible participants, including the Company's Directors (excluding independent non-executive Directors), supervisors (excluding independent supervisors), president, vice presidents, heads of key departments in the Company's headquarters, general managers and general deputy managers of principal branches and subsidiaries as well as selected senior professionals and key specialists. In any event, SARs will be granted to no more than 200 individuals. The Plan will remain in force unless otherwise cancelled or amended.

Under the Plan, the holders of SARs are entitled the rights to receive an amount in respect of the appreciation in market value of the Company's H shares from the date of grant of SARs and the date of exercise. No shares will be issued under the Plan and therefore the Company's equity interests will not be diluted as a result of the issuance of SARs. The maximum number of unexercised SARs permitted to be granted under the Plan is, upon their exercise, limited to 2% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to eligible participants under the Plan within any 12-month period is, upon their exercise, limited to 0.4% of the Company's H shares in issue at any time during each year. The maximum number of SARs granted to any eligible participant is limited to 10% of the total number of unexercised SARs in issue at any time during each year. Any further grant of SARs in excess of the above limits is subject to shareholders' approval in general meetings.

The exercise period of all SARs commences after a vesting period and ends on a date which is not later than five years from the date of grant of the SARs. As of each of the last day of the second, third and fourth anniversary of the date of grant, the total number of SARs exercisable will not exceed 30%, 70% and 100%, respectively, of the total SARs granted to the respective eligible participants.

The exercise price of SARs will be equal to the average closing price of the Company's H shares on the Hong Kong Stock Exchange for the five consecutive trading days immediately preceding the date of the grant.

As of 31 December 2004, no SARs had been issued under the Plan.

40. DISTRIBUTABLE RESERVES

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB7,703.5 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB51.9 million standing to the credit of the Company's statutory reserve funds, as determined in accordance with the PRC GAAP, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB207.6 million, as determined in accordance with the PRC GAAP and being the lesser amount of the retained profits determined in accordance with the PRC GAAP and IFRS, available for distribution as dividend.

41. CONTINGENT LIABILITIES

Pursuant to the Restructuring, the following legal matters and litigation set out in items (a) to (c) below were transferred to or assumed by the Company upon its incorporation. As of 31 December 2004, the Group had the following contingent liabilities:

(a) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities including 121 passengers and 8 crew members aboard the crashed aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of these financial statements. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 31 December 2004, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The Directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(c) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) (the "Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, was claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on 3 May 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an

appeal. The date of hearing for the appeal has been fixed on 28 July 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the Directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(d) The Group and the Company have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Joint ventures	—	18,750	—
Associates	214,002	380,521	26,021
Related party	—	7,500	—
Third parties	—	149,170	—
	214,002	555,941	26,021

(e) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans of RMB4,737 million (2003: RMB5,413 million) as disclosed in note 46 to these financial statements, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Related parties	37,608	40,537
Third parties	160,778	20,722
	198,386	61,259

42. COMMITMENTS

(a) Capital commitments

The Group had the following amounts of contractual commitments for the acquisition and construction of plant, property and equipment:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Contracted, but not provided for:			
Aircraft and flight equipment	12,738,066	8,315,908	11,260,840
Buildings	544,855	348,400	211,607
Others	8,426	40,082	8,426
	13,291,347	8,704,390	11,480,873
Authorised, but not contracted for:			
Buildings	2,528,544	2,762,531	2,528,544
Others	—	200,062	—
	2,528,544	2,962,593	2,528,544
Total capital commitments	15,819,891	11,666,983	14,009,417

(b) Investment commitment

As at 31 December 2004, the Company committed to make a capital contribution of approximately RMB422 million (US$51 million) (2003: Nil) to its joint venture.

(c) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group and the Company had the following future minimum lease payments under non-cancellable operating leases:

	Group		Company
	2004	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Within one year	1,140,228	908,204	748,202
In the second to fifth years, inclusive	3,215,879	2,626,283	2,111,282
Over five years	1,000,319	1,317,788	566,585
	5,356,426	4,852,275	3,426,069

43. FINANCIAL INSTRUMENTS

Financial assets of the Group and the Company mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group and the Company mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's and the Company's financial instruments approximated their fair value as at the balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

44. CONCENTRATION OF RISK

(a) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(c) Liquidity risk

The Group's net current liabilities amounted to approximately RMB6,860 million as at 31 December 2004 (2003: RMB12,384 million). The Group recorded a net cash inflow from operating activities of approximately RMB6,151 million for the year ended 31 December 2004 (2003: RMB5,425 million). For the same period, the Group had a net cash outflow from investing activities of approximately RMB4,974 million (2003: RMB4,360 million). The Group also recorded a net cash inflow from financing activities of approximately RMB5,620 million for the year ended 31 December 2004 and a net cash outflow from financing activities of approximately RMB2,207 million for the year ended 31 December 2003. The Group has recorded an increase in cash and cash equivalents of approximately RMB6,824 million for the year ended 31 December 2004 but a decrease in cash and cash equivalents of approximately RMB1,057 million for the year ended 31 December 2003.

With regards to 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing to meet its committed future capital expenditures. With regards to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million as at 31 December 2004, of which an amount of approximately RMB40,183 million was utilised.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the year ending 31 December 2005. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during 2005. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of 2005. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(d) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments of the Group and the Company at the balance sheet date are as follows:

	Group and Company		Group	
	2004	**2004**	**2003**	**2003**
	Assets	**Liabilities**	**Assets**	**Liabilities**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Swaps and collars expiring:				
Within 6 months	—	—	8,000	(2,400)
Over 6 months to 21 months	—	—	26,000	(3,600)
	—	—	34,000	(6,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

(e) **Foreign currency risk**

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over 2004 which is the major reason for the significant exchange difference recognised by the Group for 2004.

(f) **Interest rate risk**

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(g) **Credit risk**

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB531 million as at 31 December 2004 (2003: RMB342 million).

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties.

45. CONSOLIDATED CASH FLOW STATEMENT

(a) Analysis of balances of cash and cash equivalents is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Cash and cash equivalents for balance sheet *(note 26)*	9,734,074	2,620,221
Less: Non-pledged time deposits with original maturity of more than three months when acquired	(320,850)	(30,826)
Cash and cash equivalents for consolidated cash flow statement	9,413,224	2,589,395

(b) Establishment of a joint venture

The establishment of a joint venture has been shown in the consolidated cash flow statement as a single item. The cash flow effect can be analysed as follows:

	2004
	RMB'000
Cash and bank balances	561,509
Trade receivables	16,844
Other receivables	2,778
Property, plant and equipment *(note 16)*	565,840
Inventories	352
Trade payables	(40,018)
Other payables and accruals	(357,517)
Air traffic liabilities	(2,010)
Net assets attributable to the joint venture partners	747,778
Dilution gain on investment *(note 9)*	330,222
Cash contribution from the joint venture partners	1,078,000
Less: Cash attributable to the joint venture partners	(561,509)
Cash flow on establishment of a joint venture, net of cash attributable to the joint venture partners	516,491

(c) Major non-cash transactions

(i) During the year, the Group received an aircraft injected by the PRC government amounting to RMB304,787,000 (note 36). This amount has been recorded in property, plant and equipment.

(ii) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB885,626,000 to the Company.

46. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made at prices and terms mutually agreed between the parties.

In addition to the Restructuring, further details of which are set out in note 1 to these financial statements, and transactions and balances detailed elsewhere in these financial statements, the Group had the following significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"); (ii) its joint ventures; and (iii) its associates:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
A. Included in air traffic revenues		
Sale of air tickets		
CNAHC Group	17,227	23,477
Associates	2,154	1,363
	19,381	24,840
Sale of cargo space		
CNAHC Group	213,836	282,895
B. Included in other operating revenues		
Aircraft and related equipment lease income		
CNAHC Group	1,912	9,983
Aircraft engineering income		
Associates	9,876	14,511
Ground services income		
Joint ventures	942	—
Associates	19,849	15,281
	20,791	15,281
Bellyhold income		
Joint ventures	1,384,457	—
Others		
CNAHC Group	5,734	1,100
Joint ventures	14,424	100
Associates	11,484	622
	31,642	1,822
C. Included in finance costs		
Interest income		
Associates	3,409	8,736
Interest expense		
Associates	21,843	21,268

	Group 2004 *RMB'000*	Group 2003 *RMB'000*
D. Included in operating expenses		
Airport ground services, take-off, landing and depot expenses		
CNAHC Group	97,183	76,802
Associates	210,103	165,551
	307,286	242,353
Air catering charges		
CNAHC Group	43,241	42,401
Joint ventures	85,874	58,913
Associates	5,123	—
	134,238	101,314
Repair and maintenance costs		
Joint ventures	472,378	324,470
Associates	107,508	45,095
	579,886	369,565
Sale commission expenses		
CNAHC Group	25,913	16,357
Management fees		
CNAHC Group	44,080	36,493
Others		
CNAHC Group	71,729	47,846
Associates	9,050	—
	80,779	47,846

	Group 2004 *RMB'000*	Group 2003 *RMB'000*	Company 2004 *RMB'000*
E. Deposits, loans and bills payable			
Deposits placed with an associate	566,985	1,457,103	519,655
Loans from an associate	481,132	297,484	364,400
Bills payable to an associate	—	692,372	—

(a) In addition to the above, on 18 October 1997, CNAC entered into a licence agreement with CNAC (PRC) pursuant to which CNAC (PRC) had agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect for the use of these trademarks during each of the two years ended 31 December 2004.

On 25 August 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On 25 August 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on 18 October 1997.

(b) Pursuant to certain of the Company's aircraft leasing arrangements and bank loan arrangements, the overseas lessors and lenders require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn require CNAHC and CNAF to provide counter-guarantees in favour of the banks. As at the balance sheet date, the amounts of such counter-guarantees provided by CNAHC and CNAF were as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
CNAHC:		
Finance leases *(note 33)*	921,000	5,355,000
Operating leases	—	3,891,000
Bank loans *(note 34)*	1,455,000	3,198,000
	2,376,000	12,444,000
CNAF:		
Finance leases *(note 33)*	3,976,000	4,506,000
Bank loans *(note 34)*	761,000	907,000
	4,737,000*	5,413,000
	7,113,000	17,857,000

* Subsequent to 31 December 2004, these counter-guarantees provided by CNAF amounting to RMB4,737 million in favour of the banks have been fully released.

Certain of the Group's bank loans from the PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in note 34 to these financial statements.

(c) In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision of financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited.

(d) On 19 August 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSGHK, a company incorporated in Hong Kong with limited liability ("CNACG Agreement"); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LSGHK ("HKIAC Agreement").

The total consideration of the above acquisitions is approximately RMB122 million. Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LSGHK is approximately 14%.

(e) All pension payments relating to the Supplementary Pension Benefits of approximately RMB39 million for the year ended 31 December 2004 (2003: RMB54 million) were borne by CNAHC (note 11).

The Directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

47. EVENTS AFTER THE BALANCE SHEET DATE

(a) On 11 January 2005, upon the exercise of the over-allotment option, the Company issued to the public by way of placement of 420,852,000 H Shares, consisting of 382,592,727 new shares and 29,749,686 State legal person shares and 8,509,587 non-H Foreign Shares, with a par value of RMB1.00 each at HK2.98 (equivalent to approximately RMB3.17072) per share. After deducting net proceeds of approximately RMB117 million received from the sale of these State legal person shares and non-H Foreign Shares, the amount of which should be remitted to the Social Security Fund, and share issue expenses of approximately RMB47 million (before deducting share issue expenses of approximately RMB4 million borne by the Social Security Fund as mentioned above), the Company raised net proceeds of approximately RMB1,170 million, of which paid-up share capital amounted to approximately RMB383 million and capital reserve amounted to approximately RMB787 million. The above H shares rank pari passu, in all material respects, with the State legal person shares and non-H Foreign Shares of the Company.

(b) On 26 January 2005, the Company and AIE entered into an agreement with Airbus S.A.S. ("Airbus"), pursuant to which the Company has agreed to purchase 20 A330-200 aircraft (the "Airbus Aircraft") from Airbus for an aggregate consideration of approximately US$2.86 billion (equivalent to approximately RMB23.68 billion). The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are scheduled to be delivered in stages to the Company from mid-2006 to end of 2008. Pursuant to the relevant Chinese regulations, the acquisition of Airbus Aircraft is conditional upon the PRC government's approval. As of the date of approval of these financial statements, the said government approval has not been obtained by the Company.

(c) On 28 January 2005, the Company, other contracting Chinese airlines, China Aviation Supplies Import and Export Group Corporation ("CASGC") and Boeing Company entered into an agreement (the "Framework Agreement"), pursuant to which CASGC agreed to purchase (as an agent of the Company and other contracting Chinese airlines) 60 Boeing 7E7 aircraft. The aggregate catalog price of the aircraft is approximately US$7.3 billion (equivalent to approximately RMB60.42 billion). Pursuant to the Framework Agreement, the Company expects to enter into a specific purchase agreement with CASGC and Boeing Company in respect of the purchase of 15 Boeing 7E7 aircraft (the "Boeing Aircraft"). The aggregate consideration for the acquisition of the Boeing Aircraft is expected to be lower than the catalog price. The delivery of the Boeing Aircraft is expected to take place in stages from mid-2008. The specific purchase agreement has not been finalised as at the date of approval of these financial statements.

48. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 12 April 2005.

III. INDEBTEDNESS

The table below sets forth our total outstanding indebtedness as at 30 June 2005.

	Notes	As at 30 June 2005 Repayable Within One Year RMB (in millions)	Repayable After One Year RMB (in millions)	Total RMB (in millions)
Bank and other loans	(1)	9,220	11,441	20,661
Finance lease obligations	(2)	2,048	9,180	11,228
Bills payable		818	—	818
Total		12,086	20,621	32,707

	As at 30 June 2005 Total Indebtedness RMB (in millions)
Indebtedness denominated in U.S. dollars (US$2,321 million)	19,210
Indebtedness denominated in Japanese yen (Japanese yen 47,834 million)	3,595
Indebtedness denominated in HK dollars (HK$245 million)	260
Indebtedness denominated in Renminbi	9,642
Total	32,707

Notes:

(1) The Group's bank and other loans of approximately RMB12,469 million were secured by mortgages over certain of the Group's assets (consisting of aircraft and bank deposits) in the amount of approximately RMB16,241 million as at 30 June 2005. Certain commercial banks have provided guarantees in the amount of approximately RMB7,626 million to which certain major PRC state-owned banks have provided counter-guarantees in the amount of RMB5,486 million.

(2) The Group's finance lease obligations of approximately RMB11,228 million were secured by certain of the Group's aircraft in the amount of approximately RMB10,923 million as at 30 June 2005. Certain commercial banks have provided guarantees in the amount of approximately RMB13,596 million to which certain major PRC state-owned banks have provided counter-guarantees of RMB2,858 million.

As at 30 June 2005, certain of the Group's bank deposits in the amount of approximately RMB82 million were pledged against the Group's operating leases and financial derivatives.

Contingent liabilities

Pursuant to the restructuring of China National Aviation Holding Company ("CNAHC") for the listing of the Company's H shares on the Hong Kong Stock Exchange and the London Stock Exchange (the "Restructuring"), the legal matter and litigation set out in items (i) and (ii) below were transferred to or assumed by the Company upon its incorporation. As at 30 June 2005, the Group had the following contingent liabilities:

(i) Pursuant to the agreement for the Restructuring (the "Restructuring Agreement") entered into by the Company with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(ii) On 15 April 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities among 166 passengers and crew members aboard the Boeing 767 aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of this circular. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Up to 30 June 2005, the Company, Air China International Corporation and the Company's insurer had paid an aggregate amount of RMB190 million in respect of passenger liability and other auxiliary costs. Included in the RMB190 million is an amount of RMB173 million borne by the Company's insurer. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to 30 September 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(iii) The Company is one of the defendants in a lawsuit pending in the San Francisco Superior Court filed by Environmental World Watch Inc. ("EWW"). The complaint alleges that the Company and certain other commercial airlines operating in California have violated the California Safe Drinking Water and Toxic Enforcement Act (Health and Safety Code Section 25249.5). EWW alleges that the Company and these other airlines caused environmental exposure and occupational exposure from aircraft emissions without providing warnings required by the statue. Up to the date of this circular, the Company has not been served with the complaint by EWW and, therefore, has not been required to appear in the court to defend against the allegation. The status of the proceedings is still preliminary and, therefore, the directors are of the view that it is not possible to estimate the eventual outcome of the claim with reasonable certainty at this stage. The directors are of the opinion that, based on advice from the Company's lawyers in the United States, even if the Company is served with the complaint and is therefore required to appear in the court, it would appear to have valid defence against this litigation and accordingly, the directors consider that no provision for this complaint is needed.

(iv) The Group has issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at 30 June 2005
	RMB *(in millions)*
Joint venture	115
Associates	179
Total	294

Except as disclosed above, as at 30 June 2005, the Group did not have any outstanding mortgages, charges, pledges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits, any guarantees or other material contingent liabilities.

Except for as disclosed above, the directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since 30 June 2005.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/ or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2004 (the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to, to any member of the Group.

None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, Supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, Supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) substantial interests in the Company

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	—	—	—
CNAHC[1]	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	—	100%	—	—
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	—	100%	—	—
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	—	—	29.24%	—
Swire Pacific Limited[2]	Attributable interests	943,321,091 H shares	10.00%	—	—	29.24%	—
John Swire & Sons (H.K.) Limited[2]	Attributable interests	943,321,091 H shares	10.00%	—	—	29.24%	—
John Swire & Sons Limited[2]	Attributable interests	943,321,091 H shares	10.00%	—	—	29.24%	—
Wellington Management Company, LLP[3]	Investment manager	153,112,100 H shares	1.62%	—	—	4.75%	—
Temasek Holdings (Private) Limited[4]	Attributable interests	400,450,000 H shares	4.25%	—	—	12.41%	—

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited, John Swire & Son's (H.K.) Limited's 51.91% interest in Swire Pacific Limited, John Swire & Sons Limited's 52.86% interest in Swire Pacific Limited and Swire Pacific Limited's 46.48% interest in

Cathy Pacific, each of John Swire & Son Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathy Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, the Company believes the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company , out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(b) substantial interests in CNAC

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC[1]	Attributable interest	2,264,628,000	68.36
The Company[2]	Beneficial owner	2,264,628,000	68.36
Best Strikes Limited	Beneficial owner	187,656,000	5.66
On Ling Investments Limited[3]	Attributable interest	322,856,000	9.75
Novel Investments Holdings Limited[3]	Attributable interest	322,856,000	9.75
Novel Enterprises (BVI) Limited[3]	Attributable interest	322,856,000	9.75
Novel Credit Limited[3]	Attributable interest	322,856,000	9.75
Novel Holdings (BVI) Limited[3]	Attributable interest	322,856,000	9.75
Westleigh Limited[3]	Attributable interest	322,856,000	9.75

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly its interests in CNAC duplicate with those interest of the Company.

2. CNAGC, the Company's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(c) **substantial interests in other members of the Group**

Member of the Group	Name	Approximate % of share capital
Air Macau	CNAC	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	14%
Air Macau	Servico, Administracao e Participacoes, Lda.	20%
Ameco	Deutsche Lufthansa AG	40%
Air China Cargo	Capital Airport Holding Company	24%
Air China Cargo	CITIC Pacific Limited	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or otherwise was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. MATERIAL CONTRACTS

The Group has entered into the following material contracts within the two years immediately preceding the date of this circular (Capitalised terms used in this section has the same meaning as those defined in the Company's prospectus dated 3 December 2004):

(a) the Restructuring Agreement dated 20 November 2004 entered into between the Company, CNAHC and CNACG regarding the Restructuring referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(b) the Non-competition Agreement dated 20 November 2004 entered into between the Company and CNAHC regarding the arrangement of non-competition as referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(c) the Trademark Licence Agreement dated 1 November 2004 entered into between the Company and CNAHC regarding the licensing of the trademark bearing "Air China" logo and other trademarks referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(d) the Comprehensive Services Agreement dated 1 November 2004 entered into between the Company and CNAHC regarding the general principle for the mutual provision of certain ancillary services to each other referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004;

(e) the Financial Services Agreement dated 1 November 2004 entered into between the Company and CNAF regarding the general principle for the provision of a range of financial services to the Company by CNAF referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004. (As at 30 September 2004, there were 3 loans denominated in RMB in the total outstanding principal amount of RMB210,000,000 and 2 loans denominated in USD in the total outstanding principal amount of USD19,550,000 which have been granted by CNAF to the Company and which are outstanding, details of which are set out below:

Outstanding principal amount	Annual interest rate	Term
RMB100,000,000	4.536%	30 August 2004 to 28 February 2005
RMB60,000,000	4.536%	30 August 2004 to 28 February 2005
RMB50,000,000	4.536%	17 August 2004 to 16 February 2005
US$10,600,000	LIBOR+0.75%	12 July 2004 to 7 January 2005
US$8,950,000	6 month LIBOR+0.4%	15 May 2002 to 14 May 2009

All of the above loans are unsecured except for the USD8,950,000 loan which has been obtained by the Company to finance the terminal payment under the finance lease of a Boeing aircraft and security over the aircraft was given to CNAF pursuant to the loan agreement.)

(f) the Sale and Purchase Agreement dated 21 April 2004 and supplemented on 26 April 2004 and 12 November 2004, respectively, between Fly Top Limited, a wholly owned subsidiary of CNAC and Air China International Corporation regarding CNAC's acquisition through Fly Top Limited of 60% equity interest in Beijing Air Catering Co., Ltd. ("BACL"), a company incorporated in the PRC, pursuant to which, among other things, (i) the total consideration payable by Fly Top Limited is RMB294 million; (ii) Air China International Corporation undertakes to complete the formal procedures for obtaining the land use rights with respect to the authorised operation of the land currently used by BACL for its production facilities within 6 months of the date of the Sale and Purchase Agreement and to lease such land to BACL for a term of up to 30 April 2023 at a rent to be calculated on the basis of the original cost for obtaining such land use rights once the land use rights certificate is obtained; (iii) Air China International Corporation gave certain representations and warranties including that it is the legal owner of the 60% equity interest in BACL and the subject matter of the transfer is not subject to any mortgage, options, pre-emptive rights or other third party interests and agreed to indemnify Fly Top Limited against any losses arising from breach of such representations and warranties; and (iv) the Sale and Purchase Agreement shall be effective when approved by the Ministry of Commerce.

(g) the Sale and Purchase Agreement dated 21 April 2004 and supplemented on 26 April 2004 and 12 November 2004, respectively, between Fly Top Limited and Air China International Corporation regarding CNAC's acquisition through Fly Top Limited of 60% equity interest in Southwest Air Catering Company Limited ("SWACL"), a company incorporated in the PRC, pursuant to which, among other things, (i) the total consideration payable by Fly Top Limited is RMB67 million; (ii) Air China International Corporation agrees to complete the formal procedures for transferring the land use rights of certain land and the building ownership rights of certain production facilities, which had been

agreed to be injected by Air China International Corporation into SWACL as part of its initial capital contribution when SWACL was established, from itself to SWACL within six months of the date of the Sale and Purchase Agreement; (iii) Air China International Corporation gave certain representations and warranties including that it is the legal owner of the 60% equity interest in SWACL and the subject matter of the transfer is not subject to any mortgage, options, pre-emptive rights or other third party interests and agreed to indemnify Fly Top Limited against any losses arising from breach of such representations and warranties; and (iv) the Sale and Purchase Agreement shall be effective when approved by the Ministry of Commerce.

(h) the Sale and Purchase Agreement dated 19 August 2004 between Fly Top Limited and CNACG, regarding CNAC's acquisition, through Fly Top Limited, of approximately 16% of the issued share capital of LSG Lufthansa Service Hong Kong Limited ("LSGLS"), a company incorporated in Hong Kong and principally engaged in the provision of inflight catering services and laundry services. The consideration for the acquisition is HK$89 million. Fly Top Limited shall not be obliged to complete this agreement unless the sale and purchase of the equity interest in each of (i) Beijing Air Catering Co., Ltd. as referred to in paragraph (f) above and (ii) Southwest Air Catering Limited as referred to in paragraph (g) above are completed simultaneously. Upon completion of the agreement, Fly Top Limited would execute a deed of adherence and supplement (the "Deed of Adherence and Supplement") with LSG Catering Hong Kong Limited, Dragonair, Hong Kong International Air Catering Limited and LSGLS pursuant to which Fly Top Limited became bound by the terms of a shareholders' agreement governing the relationship between the shareholders of LSGLS and affairs of their dealing with LSGLS. The agreement is governed by Hong Kong law.

(i) the Sale and Purchase Agreement dated 19 August 2004 between Fly Top Limited and Hong Kong International Air Catering Limited, a company incorporated in Hong Kong, regarding CNAC's acquisition through Fly Top Limited of approximately 4.2% of the issued share capital of LSGLS; the consideration for the acquisition is HK$24.5 million. Fly Top Limited shall not be obliged to complete this agreement unless the sale and purchase of the equity interest in each of (i) Beijing Air Catering Co., Ltd. as referred to in paragraph (f) above, (ii) SWACL as referred to in paragraph (g) above and (iii) LSGLS as referred to in paragraph (h) above have completed or are completed simultaneously. Upon completion of the agreement, Fly Top Limited would execute the Deed of Adherence and Supplement referred to in paragraph (h) above. The agreement is governed by Hong Kong law;

(j) the 2004 Amendment to the Joint Venture Contract for Ameco between the Company and Lufthansa dated 19 July 2004, which provides, among other things, that (1) the term of Ameco shall be extended for further 25 years since the date of the issuance of the new business license; (2) the registered capital shall be increased by US$100 million (the instalment subscription schedule is set out in paragraph 2B of this Appendix; (3) the Company undertakes, upon Ameco's actual need of financing, to arrange total loan facility of approximately RMB282.7 million and Lufthansa undertakes, upon Ameco's actual need of financing, to arrange total loan facility of approximately US$69.3 million and; (4) restrictions shall apply on transfer of registered capital and profit allocation (set out in paragraph 2A of "Appendix IX — Statutory and General Information" of the Company's prospectus);

(k) the Assignment Agreement between us and CNAHC on October 8, 2004 regarding the equity interests in Shandong Aviation Group and Shandong Airlines referred to in the section headed "Business — Connected Transactions" of the Company's prospectus dated 3 December 2004. Pursuant to this agreement:

(i) CNAHC agreed to transfer all of its rights and obligations under two transfer agreements according to which CNAHC agreed to acquire a 48.0% equity interest in Shandong Aviation Group and a 22.8% equity interest in Shandong Airlines;

(ii) Since CNAHC has already paid part of the equity transfer amount and relevant fees under the two transfer agreements, we have agreed to pay the same amount to CNAHC. The Company also agreed to pay the outstanding amount under the two transfer agreements to Shandong Aviation Group and Shandong Airlines. As at the latest Practicable Date, the total amount the Company owed to CNAHC was RMB95.6 million; the total amount the Company owed to Shandong Aviation Group and Shandong Airlines under the two transfer agreements was RMB465.2 million;

(iii) the Company agreed to reimburse CNAHC for all the amounts and expenses that have been incurred and paid by CNAHC under the above two transfer agreements within seven (7) days of the effectiveness of the Assignment Agreement;

(iv) CNAHC has given certain representations and warranties including that it has all the rights, power and authorisation to make such transfer and that such transfer will not result in the breach of any other agreements or documents that have been entered into by CNAHC;

(v) CNAHC and the Company agreed to indemnify each other against all the damage and expenses arising from any breach of representations and warranties given by CNAHC or the Company, as the case may be; and

(vi) the Assignment Agreement shall be effective after it is signed by both parties and approved by the relevant government authorities.

(l) the Hong Kong Underwriting Agreement dated December 2, 2004 entered into among the Company, CNAHC, the Joint Global Coordinators, the Joint Sponsors, the Hong Kong Underwriters and HSBC Nominees (Hong Kong) Limited pursuant to which it is agreed, inter alia:

(i) the Company agreed, subject to certain conditions, to issue and allot, at the Offer Price, the Offer Shares to be issued in connection with the Hong Kong Public Offering;

(ii) the Hong Kong Underwriters agreed, subject to certain conditions, to procure subscribers (or subscribe themselves) for the Offer Shares;

(iii) the Hong Kong Underwriters will be paid on admission to listing on the Hong Kong Stock Exchange a commission of 2.5% of the Offer Price multiplied by the number of Offer Shares allotted pursuant to the Hong Kong Public Offering;

(iv) the obligations of the Hong Kong Underwriters to procure subscribers for, or failing which, themselves to subscribe for, Offer Shares are subject to certain conditions. These conditions include, amongst others, delivery of certain condition precedent documents and registering various documents with Registrar of Companies. In addition, the Hong Kong Underwriters have the right to terminate the Hong Kong Underwriting Agreement in certain circumstances prior to admission;

(v) the Company agreed to pay certain costs, charges, fees and expenses of the Hong Kong Public Offering;

(vi) each of the Company and CNAHC gave certain representations, warranties and other undertakings, subject to certain limits, to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters;

(vii) the Company gave certain indemnities, subject to certain limits, to each of the Joint Global Coordinators, the Joint Sponsors and the Hong Kong Underwriters.

(m) a Sponsor's Agreement dated December 3, 2004 between the Company and the London Sponsor pursuant to which the Company appoints the London Sponsor as the sponsor in connection with the London Listing in consideration for the Company agreeing to pay to Merrill Lynch Far East Limited as a Hong Kong Underwriter a commission under the Hong Kong Underwriting Agreement (See Paragraph (m) above) and all costs and expenses incurred in connection with the London Listing, provided that the London Sponsor will not commit or purport to commit the Company to pay any such amounts, save as agreed beforehand between the Company and the London Sponsor. The Company undertakes, among other things, to (i) procure that certain documents in connection with the London Listing are published, (ii) deliver the Prospectus to the UK Registrar of Companies and (iii) not make announcements regarding the London Listing without notifying the London Sponsor. The Sponsor's Agreement provides that the London Sponsor may terminate the Sponsor's Agreement if, among other things, (i) it comes to the attention of the London Sponsor that any statement in the Prospectus is untrue and (ii) the Company has not complied with the Sponsor's Agreement in any respect which is material in the context of the London Listing.

(n) a Paying Agency Appointment Letter dated December 3, 2004 between the Company and Computershare Investor Services Plc ("Computershare") pursuant to which the Company appoints Computershare as paying agent in connection with the London Listing and in consideration for the Company agreeing to pay an initial fee of £4,000 and a minimum annual fee of £5,000, Computershare shall, among other things, (i) calculate the amount of any dividend payable to each UK shareholder and (ii) dispatch all payments, as instructed by the Company. The Paying Agency Agreement also provides that the Company shall, in certain circumstances, indemnify Computershare against, among other things, all actions, proceedings, liability and claims in to acting in accordance with the Company's instructions.

(o) the strategic placing agreement dated November 20, 2004 between the Strategic Investor, the Joint Global Coordinators and our Company, pursuant to which the Strategic Investor has agreed to, among other things, subscribe at the Offer Price for such number of Offer Shares that would constitute, in aggregate, 10.0% of our total issued share capital immediately following the completion of the Global Offering referred to in the section headed "Strategic Investor" of the Company's prospectus dated 3 December 2004.

(p) the Short-term Commercial Paper Underwriting Agreement dated 26 April 2005 entered between the Company and Bank of China Limited, pursuant to which Bank of China Limited has agreed to be to form an underwriting syndicate and be the lead underwriter for the RMB2 billion short term commercial paper issued by the Company for a lump sum consulting fee of RMB3 million and a lead underwriting fee of 0.12% of the value of the commercial paper issued by the Company;

(q) the A330-200 Purchase Agreement dated 26 January 2005 entered into between the Company. AIE and Airbus S.A.S. in relation to the purchase of 20 A330–200 aircraft, the details of the agreement are set out in Company's circular dated 4 March 2005; and

(r) the Boeing Aircraft Purchase Agreement dated 8 August 2005 entered into between the Company, AIE and Boeing Company in relation to the purchase of 15 Boeing 787 aircraft, the details of the agreement are set out in the section headed "Letter from the Board — The Boeing Aircraft Purchase Agreement" of this circular.

Except as disclosed above, no other material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

5. LITIGATION

As at the Latest Practical Date, the litigation or claims of material importance pending or threatened against a member of the Group are as disclosed in paragraph (b) of the section headed "Contingent Liabilities" in "Appendix I–II. Consolidated Financial Statements for the year ended 31 December 2004" and in paragraphs (ii) and (iii) of the section headed "Contingent liabilities" in "Appendix I–III. Indebtedness" to this circular. In respect of the civil litigation as disclosed in paragraph (c) of the section headed "Contingent Liabilities" in "Appendix I–II. Consolidated Financial Statements for the year ended 31 December 2004" to this circular, Air China International Corporation, AIE and other parties entered into a settlement agreement with New Link Consultants Limited ("NLC") on 20 July 2005, pursuant to which AIE agreed to pay a settlement amount of US$195,250 to NLC. The settlement amount was fully paid by AIE to NLC on 10 August 2005.

Except as disclosed above, there was no litigation or claims of material importance pending or threatened against any member of the Group.

6. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

7. NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the Group's financial or trading position since 31 December 2004, being the date to which the latest published audited accounts of the Group have been made up.

8. PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 72 of the Articles of Association of the Company, at any general meeting of shareholders of the Company a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or

more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. Further details of the procedure for demanding a poll were set out in Appendix VIII "Summary of Articles of Association" to the Company's prospectus dated 3 December 2004.

9. MISCELLANEOUS

(a) The joint company secretaries of the Company are Zheng Baoan and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is Chan Wai Kwong Joel. Mr. Chan is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9/F, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, China. The head office of the Company is at South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing, China.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 5th Floor, CNAC House 12 Tung Fai Road, Hong Kong International Airport, Hong Kong up to and including 13 September, 2005:

(a) the articles of association of the Company;

(b) major transaction circular dated 4 March 2005 issued by the Company in respect of the purchase of 20 A330-200 aircraft;

(c) the audited financial information of the Group, the text of which is set out in Appendix I to this circular; and

(d) material contracts referred in the section headed "Material Contracts" of this circular.

Attachment 75



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

WHEREAS

The articles of association of Air China Limited (the "Company") provides that a shareholder holding 5% or more of the total shares of the Company entitled to vote at the annual general meeting of the Company shall have the right to propose motion(s) for the annual general meeting ("AGM"); and

China National Aviation Holding Company, which currently directly owns 51.16% of the total issued share capital of the Company, has requested and the Company has agreed that an additional resolution (specified as resolution 9F below) shall be tabled before the forthcoming AGM of the Company for shareholders' approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM of the Company for the year ended 31 December 2004, which will be held as originally scheduled at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, will consider and approve the following resolution as a special resolution in addition to the resolutions set out in the previous notice dated 14 April 2005 of the same meeting:

9F. "**THAT** (i) a short-term commercial paper issuing program of the Company (the "Program"), pursuant to which the Company may issue short-term commercial papers with an aggregate amount capped to RMB5 billion and the first tranche of issue shall be no more than RMB2 billion, be and is hereby approved, confirmed and ratified; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to determine matters in relation to the Program in accordance with the market conditions and the need of the Company, including but without limitation the final amount of issue, term of maturity, offering method and interest rate, and the management of the Company be and is hereby authorized to take all necessary actions for the purpose of executing the Program."

By order of the Board
Air China Limited
Fan Cheng Li Man Kit
Joint Company Secretaries

Beijing, 13 May 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. A supplemental form of proxy in respect of above special resolution 9F is enclosed to this notice.

2. Please refer to the notice dated 14 April 2005 of the AGM of the Company for details in respect of other resolutions to be passed at the AGM, eligibility of attendance, registration procedures, proxy and other relevant matters.

Attachment 76



AIR CHIN

中國國際航空

(a joint stock limited company incorporated in

(Stock Code: 753)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2004 will be held at 2:00 p.m. on Monday, 30 May 2005 at Sunshine Hall, Renaissance Beijing Hotel, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC for the following purposes:

1. To consider and approve the report of the Board of Directors of the Company for the year 2004;
2. To consider and approve the report of the Supervisory Committee of the Company for the year 2004;
3. To consider and approve the audited consolidated financial statements of the Company for the year 2004;
4. To consider and approve the profit distribution proposal for the year 2004 as recommended by the Board of Directors of the Company;
5. To consider and approve the budget of the Company for the year 2005;
6. To elect Mr. David Muir Turnbull as a director of the Company;
7. To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2005 and to authorise the Board of Directors of the Company to fix their remuneration thereof;
8. To consider and approve the "Rules of Procedures for Shareholders' General Meeting" of the Company; and
9. To consider and approve the following resolutions as special resolutions:

   9A. "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the Board of Directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Board of Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the amount of additional Domestic Shares and overseas-listed foreign invested Shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company's existing Domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d) for the purpose of special resolution 9A:

"Relevant Period" means the period from the passing of special resolution 9A until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12 months period following the passing of special resolution 9A; and

(iii) the revocation or variation of the authority given to the Board of Directors of the Company under this special resolution by a special resolution of the Company's shareholders in general meetings.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the Board of Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

9B. "**THAT** the Board of Directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of shares authorised under special resolution 9A, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

9C. "**THAT** the following amendments to the existing Articles of Association of the Company be and are hereby approved, and the Board of Directors is hereby authorised to amend appropriately the wordings of the following amendments and to deal with any other relevant matters as required by any PRC authorities and the listing rules of any stock exchanges on which the securities of the Company are listed:

(a) Paragraph 1 of Article 5 of the Articles of Association shall be replaced by the following provision:

"The Company is a foreign invested company limited by shares with perpetual existence."

(b) Article 19 of the Articles of Association shall be replaced by the following provision:

"Subject to the approval by the companies approval department authorized by the State Council, the Company may issue a total of 9,433,210,909 ordinary shares, of which 6,500,000,000 shares were issued to the promoters of the Company at the time when the Company was established."

(c) Article 20 of the Articles of Association shall be replaced by the following provision:

"The Company shall issue additional 2,933,210,909 ordinary shares after its incorporation, and the promoters of the Company shall sell 293,321,091 ordinary shares, all of which are overseas-listed Foreign Shares (H Shares).

The share capital structure of the Company after the issue and sale referred to in the previous paragraph shall be as follows: the Company has a total of 9,433,210,909 ordinary shares in issue, of which China National Aviation Holding Company holds 4,826,195,989 Domestic Shares, representing approximately 51.16% of the Company's total share capital; China National Aviation Corporation (Group) Limited holds 1,380,482,920 Foreign Shares, representing approximately 14.64% of the Company's total share capital; holders of overseas-listed Foreign Shares (H Shares) hold 3,226,532,000 shares, representing approximately 34.20% of the Company's total share capital."

(d) Article 23 of the Articles of Association shall be replaced by the following provision:

"The registered capital of the Company is RMB9,433,210,909.00."

9D. "**THAT**

(a) the proposal for the Company's issuance of corporate bonds ("Air China Bonds") be and is hereby approved. The key terms of the Air China Bonds are to be as follows:

(i)	Title of the bonds:	2005 Air China Limited Corporate Bonds
(ii)	Issuer:	Air China Limited
(iii)	Total amount:	RMB3,000,000,000
(iv)	Maturity:	Medium to long term (of at least one year)
(v)	Issue price:	According to the par value of the bonds
(vi)	Coupon rate:	To be decided according to the market conditions at issuance and subject to the approval by the bonds issuance administrative authority of the PRC
(vii)	Registration:	The bonds will be registered under the name of the subscriber and China Government Securities Depository Trust & Clearing Co., Ltd. will act as the general depository of the bonds.
(viii)	Interests and principal repayment:	The interests will be paid annually. The last interest instalment will be paid together with the principal.
(ix)	Subscribers:	Citizens and entities of the PRC (save for those who are prohibited by PRC laws or regulations from purchasing).
(x)	Reason for issuance:	The issuance of the bonds can broaden financing channels, reduce finance costs, and improve debt structure.

(xi) Use of proceeds: Financing acquisition of aircrafts

The actual terms for the issuance of Air China Bonds will be in accordance with the Issuance Prospectus to be finally approved by the bonds issuance administrative authority of the PRC.

(b) in respect of special resolution 9D, the Company be and is hereby authorised to issue the Air China Bonds to citizens and entities of the PRC, save for those who are prohibited by PRC laws or regulations from purchasing, subject to the final approval of the issue of the Air China Bonds by the bonds issuance administrative authority of the PRC; and

(c) the Board of Directors of the Company be and is hereby authorised to deal with all matters in connection with the issuance of Air China Bonds, including but not limited to:

(i) exercising all the powers of the Company to determine the timing and the terms of the issuance of Air China Bonds;

(ii) formulating the Issuance Prospectus for Air China Bonds;

(iii) signing material contracts in connection with the use of proceeds from the issuance of Air China Bonds; and

(iv) dealing with all other matters in connection with the issuance of Air China Bonds."

9E. "**THAT** the conversion of the Company from a joint stock limited company into a foreign invested company limited by shares be and is hereby approved and the Board of Directors of the Company be and is hereby authorised to deal with or to appoint other person to deal with relevant application procedures."

And to consider and approve other matters, if any.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, PRC, 14 April 2005

As at the date of this Notice, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Notes:

1. Profile of the proposed director

Set out below are brief particulars of the proposed director to be elected by the shareholders of the Company:

Mr. David Muir Turnbull, aged 50, is chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has an honours degree in economics.

2. Eligibility to attend the annual general meeting

The register of members of the Company will be closed from 30 April 2005 to 30 May 2005 (both dates inclusive), during which no transfer of Shares of the Company will be effected at the register. Shareholders of the Company whose names appear in the register of members of the Company at the close of business on 29 April 2005 may attend the annual general meeting after completing the registration procedures.

In order to attend the annual general meeting, holders of the Company's H Shares shall lodge all transfers documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H Share registrar, not later than 4:00 p.m. on 29 April 2005.

3. Registration procedures for the annual general meeting

Shareholders who intend to attend the annual general meeting have to deliver the notice of attendance together with any necessary registration documents to the Secretariat of the Board of the Company in person or by post or fax on or before 10 May 2005.

4. Proxy

i. Any shareholder of the Company entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his behalf. A proxy need not be a shareholder of the Company.

ii. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of Domestic Shares and non-H Foreign Shares, the form of proxy together with the notarised power of attorney or other document of authorisation (if any) must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. For holders of H Shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited within the same period. Return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting if he so wishes.

iii. If more than one proxy is appointed, such proxies shall only be entitled to vote by poll.

iv. Shareholders or their proxies are required to produce their identification documents when attending the annual general meeting.

5. Miscellaneous

i. It is expected that the annual general meeting will last for not more than half a day. All attending shareholders shall arrange for their transportation and accommodation and shall bear all their own expenses in connection with their attendance.

ii. A copy of the "Rules of Procedures for Shareholders' General Meeting" will be dispatched to shareholders of the Company together with the annual report for the year ended 31 December 2004 as soon as practicable.

iii. The address of the Secretariat of the Board of the Company:

Secretariat of the Board
Air China Limited
South Terminal
Beijing Capital International Airport
Chaoyang District, Beijing, 100621
PRC

Tel: 86-10-6458 0753
Fax: 86-10-6458 5095

Contact Person: Mr. Zhou Wu

iv. The address of the Company's H Share registrar:

Computershare Hong Kong Investor Services Limited
Room 1712–1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 77

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 10 BOEING 737 AIRCRAFT
DISCLOSEABLE TRANSACTION

29 March 2006

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 4
2. The Boeing Aircraft Purchase Agreement. 5
3. Effect of the Transaction 7
4. Additional Information. 7

Appendix – General Information 8

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co. (國航集團進出口貿易公司), a company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company as at the date of this circular
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 51% of its registered capital owned by the Company as at the date of this circular
"Air Macau"	Air Macau Company Limited, a company with limited liability incorporated under the laws of Macau and with 51.0% of its share capital owned by CNAC (Macau) as at the date of this circular
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 60% of its registered capital owned by the Company as at the date of this circular
"Board"	the board of directors of the Company
"Boeing Aircraft"	10 Boeing 737 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft acquisition agreement dated 17 January 2006 pursuant to which the Company has agreed to acquire and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated under the laws of Delaware of the United States
"Cathay Pacific"	Cathay Pacific Airways Limited

"CNAC"	China National Aviation Company Limited, a company with limited liability incorporated under the laws of Hong Kong and listed on The Stock Exchange of Hong Kong Limited with stock code 1110 and with approximately 68.36% of its share capital owned by the Company as at the date of this circular
"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly-owned subsidiary of CNAC as at the date of this circular
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of CNAHC as at the date of this circular
"CNAHC"	China National Aviation Holding Company, a company incorporated under the laws of the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital as at the date of this circular
"the Company"	Air China Limited, a company incorporated under the laws of the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Latest Practicable Date"	24 March 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisor(s) of the Company
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Directors:

Non-executive Directors:
Li Jiaxiang *(Chairman)*
Kong Dong *(Vice Chairman)*
Wang Shixiang *(Vice Chairman)*
Yao Weiting

Executive Directors:
Ma Xulun
Cai Jianjiang
Fan Cheng

Independent Non-executive Directors:
Hu Hung Lick, Henry
Wu Zhi Pan
Zhang Ke

Registered address:
9th Floor, Blue Sky Mansion
28 Tianzhu Road
Zone A
Tianzhu Airport Industrial Zone
Shunyi District
Beijing
PRC

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

29 March 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 10 February 2006, the Company announced that on 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE BOEING AIRCRAFT PURCHASE AGREEMENT

(1) Date of the Transaction

17 January 2006

(2) Parties to the Transaction

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

Boeing Aircraft, i.e.10 Boeing 737 aircraft

As at the Latest Practicable Date, the Company operated a fleet of 180 aircraft, including 172 passenger aircraft, 6 freighters and two corporate jets.

(4) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$655.2 million. The airframe price is subject to price escalation by applying a formula. Boeing has granted to the Company significant price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by the Company, including the market condition, the type, number and delivery schedule of aircraft being purchased, and the terms of the umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005 (the ***Umbrella Agreement***), the extent

of the price concessions granted to the Company in the Transaction is comparable with the price concessions that the Company had obtained in the previous aircraft purchase transaction entered into between the Company and Boeing Company on 8 August 2005 (the ***2005 Aircraft Purchase***). The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole.

The Boeing Aircraft Purchase Agreement was signed pursuant to the Umbrella Agreement. The 2005 Aircraft Purchase was signed pursuant to an umbrella agreement entered into between Boeing Company and the airline companies including the Company in January 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase. Accordingly, the Transaction and the 2005 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction on its own constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in eight instalments, with first seven instalments to be paid prior to delivery of each Boeing Aircraft and the remaining balance, being a substantial portion of the consideration, to be paid upon delivery of each Boeing Aircraft. The Company is expecting to take delivery of the Boeing Aircraft in stages from end 2007 to end 2008.

(6) Source of funding

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company and subject to the completion of the proposed A share issue as set out in the announcement by the Company dated 9 February 2006, the proceeds from the A share issue.

(7) Reasons for and benefits of the Transaction

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

3. EFFECT OF THE TRANSACTION

Based on the technical specifications of the Boeing Aircraft, the Company expects the Boeing Aircraft to operate with a higher utilization rate, more efficient jet fuel consumption and relatively low maintenance cost. This will enable the Company to operate on a cost-efficient basis and would potentially have a positive effect on the earnings of the Company.

As mentioned above, the Transaction will be partly financed by commercial bank loans and other debt instruments of the Company. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in 2006 in respect of the Transaction is approximately RMB873 million. However, the Company does not expect the Transaction to have any material negative impact on its cash-flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

4. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, the PRC

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, Supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, Supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or who are, directly or indirectly, interested in 10% or

more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) Substantial interests in the Company

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	
CNAHC[1]	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	-	100%.	-	
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited[2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited [2]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Wellington Management Company, LLP[3]	Investment manager	153,112,100 H shares	1.62%	-	-	4.75%	-
HSBC Halbis Partners (Hong Kong) Limited	Investment manager	163,840,000 H shares	1.74%			5.08%	
Temasek Holdings (Private) Limited[4]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, the Company believes the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company , out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(b) Substantial interests in CNAC

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC[(1)]	Attributable interest	2,264,628,000	68.36
The Company[(2)]	Beneficial owner	2,264,628,000	68.36
Best Strikes Limited	Beneficial owner	187,656,000	5.66
On Ling Investments Limited[(3)]	Attributable interest	322,856,000	9.75
Novel Investments Holdings Limited[(3)]	Attributable interest	322,856,000	9.75
Novel Enterprises Limited[(3)]	Attributable interest	322,856,000	9.75
Novel Enterprises (BVI) Limited[(3)]	Attributable interest	322,856,000	9.75
Novel Credit Limited[(3)]	Attributable interest	322,856,000	9.75
Novel Holdings (BVI) Limited[(3)]	Attributable interest	322,856,000	9.75
Westleigh Limited[(3)]	Attributable interest	322,856,000	9.75

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly its interests in CNAC duplicate with those interest of the Company.

2. CNAGC, the Company's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(c) Substantial interests in other members of the Group

Member of the Group	Name	Approximate % of share capital
Air Macau	CNAC	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	14%
Air Macau	Servico, Administracao e Participacoes, Lda.	20%
Ameco	Deutsche Lufthansa AG	40%
Air China Cargo	Capital Airport Holding Company	24%
Air China Cargo	CITIC Pacific Limited	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or otherwise was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. LITIGATION

As at the Latest Practical Date, the litigation or claims of material importance pending or threatened against a member of the Group are as disclosed in the fourth paragraph of the section headed "Capital Commitments and Contingent Liabilities" and note 17 to the unaudited condensed consolidated interim financial statements in the Company's 2005 interim report dated 5 September 2005.

Except as disclosed above, there was no litigation or claims of material importance pending or threatened against any member of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The joint company secretaries of the Company are Zheng Baoan and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is David Tze-kin Ng. Mr. Ng is a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, PRC. The head office of the Company is at South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing, PRC.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Attachment 78

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you [illegible] nd this circular to the purchaser or transferee or to the bank, stock [illegible] m the sale was effected for transmission to the pur [illegible]

The Stock Exchange of H [illegible] ular, makes no representation [illegible] lity whatsoever for any loss [illegible] he contents of this circular.


RECEIVED
2005 MAY 15 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 20 AIRBUS A330-200 AIRCRAFT
MAJOR TRANSACTION

4 March 2005

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 3
2. The A330-200 Purchase Agreement 4
3. Financial and Trading Prospects 5
4. Working Capital 6
5. Additional Information 6

Appendix I – Financial Information of the Group 7

Appendix II – General Information 89

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly owned subsidiary of the Company
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the PRC which, as of the Latest Practicable Date, 51% of its registered capital is owned by the Company, 25% of its registered capital is owned by CITIC Pacific and the remaining 24% is owned by Capital Airport Holding Company
"Air Macau"	Air Macau Company Limited (澳門航空股份有限公司), a company with limited liability incorporated under the laws of Macau with 51.0% of its share capital beneficially owned by CNAC (Macau)
"Airbus"	Airbus S.A.S., a company incorporated in Toulouse, France
"Airbus Aircraft"	20 A330-200 aircraft to be purchased by the Company pursuant to the A330-200 Purchase Agreement
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the PRC, 60% interest held by the Company and 40% interest held by Lufthansa
"A330-200 Purchase Agreement"	the aircraft acquisition agreement dated 26 January 2005 pursuant to which the Company has agreed to acquire and Airbus has agreed to sell the Airbus Aircraft
"Board"	the board of directors of the Company
"Cathay Pacific"	Cathay Pacific Airways Limited
"CNAC"	China National Aviation Company Limited (中航興業有限公司), a company with limited liability incorporated under the laws of Hong Kong and listed on the Stock Exchange

"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly owned subsidiary of CNAC
"CNACG"	China National Aviation Corporation (Group) Limited (中國航空(集團)有限公司), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of CNAHC
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital
"the Company"	Air China Limited, a company incorporated the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	8 February 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Lufthansa"	Deutsche Lufthansa AG
"PRC"	The People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the member(s) of the Supervisory Committee of the Company
"Transaction"	the acquisition by the Company of the Airbus Aircraft pursuant to the A330-200 Purchase Agreement


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Directors:
Li Jiaxiang *(Chairman, Non-executive Director)*
Kong Dong *(Vice Chairman, Non-executive Director)*
Wang Shixiang *(Vice Chairman, Non-executive Director)*
Yao Weiting *(Non-executive Director)*
Ma Xulun *(Executive Director, President)*
Cai Jianjiang *(Executive Director, Vice President)*
Fan Cheng *(Executive Director)*
Hu Hung Lick, Henry *(Independent Non-executive Director)*
Wu Zhipan *(Independent Non-executive Director)*
Zhang Ke *(Independent Non-executive Director)*

Registered address:
9/F, Blue Sky Mansion
28 Tianzhu Road
Zone A, Tianzhu Airport
Industrial Zone
Shunyi District
Beijing, China

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International
Airport
Hong Kong

4 March 2005

To the Shareholders

Dear Sir or Madam,

PURCHASE OF 20 AIRBUS A330-200 AIRCRAFT
MAJOR TRANSACTION

1. INTRODUCTION

On 26 January 2005, the Board announced that on the same date, the Company and AIE entered into the A330-200 Purchase Agreement with Airbus for the purpose of acquiring 20 A330-200 aircraft from Airbus. The Transaction was approved by the Board on the same date. Pursuant to relevant PRC laws and regulations the Transactions is conditional upon PRC government approval, which has not been obtained yet.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE A330-200 PURCHASE AGREEMENT

(1) Date

26 January 2005

(2) Parties to the Transaction

(a) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(b) AIE, as the import agent of the Company; and

(c) Airbus, as the vendor, the principal business activity of which is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, each of Airbus and its beneficial owners is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

20 A330-200 aircraft.

As of 31 December 2004, the Company operated a fleet of 150 aircraft, including 144 passenger aircraft, five freighters and one corporate jet aircraft.

(4) Consideration

According to the information provided by Airbus, the aggregate market price of the Airbus Aircraft, as calculated in accordance with the catalog provided to the Company by Airbus, is US$2.86 billion. However, the aggregate consideration payable by the Company for the acquisition of Airbus Aircraft, which was determined after arm's length negotiation between the parties, is lower than the market price as calculated in accordance with such Airbus catalog.

As the relevant percentage ratio for the Transaction with regard to the consideration test as calculated under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction for the Company and is therefore subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by instalments. The Airbus Aircraft are expected to be delivered in stages to the Company from mid 2006 to end 2008.

(6) Source of funding

The Transaction will be funded through cashflow from the Company's operation and commercial bank loans. No proceeds from the Company's recent global offering will be used to finance the Transaction.

(7) Reasons for the Transaction

The Airbus Aircraft will expand the fleet capacity of the Company and they will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The Airbus Aircraft are expected to replace certain aircraft in the existing fleet of the Company and will enable the Company to provide more comfortable services to the passengers. The Transaction is consistent with the aircraft procurement policy of the Company. More details of the aircraft procurement and disposal policy of the Company were set out in the section headed "Business – Fleet" in the Company's prospectus dated 3 December 2004.

The Directors believe that the terms of the Transaction are fair and reasonable and are in the interest of the shareholders of the Company as a whole.

(8) Implications under the Listing Rules

As the relevant percentage ratio for the Transaction with regard to the consideration test as calculated under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. None of CNAHC or its associates (as defined in the Listing Rules) has any interest in the Transaction other than as a shareholder of the Company (where applicable). Therefore, no shareholder of the Company will be required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.11 of the Listing Rules, and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

3. FINANCIAL AND TRADING PROSPECTS

As disclosed in the prospectus of the Company dated 3 December 2004, since 30 June 2004, the Company's sales have been higher than previous months due to the seasonal nature of the airline business and in line with Directors' expectations. In addition, load factors and yields for this period are both higher than those experienced during the same period of 2003. The Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

4. WORKING CAPITAL

Taking into account the net proceeds to the Company from its recent global offering and the available bank facilities, the Directors are of the opinion that the Group will have sufficient working capital for the next 12 months following the date of this circular.

5. ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the prospectus of the Company dated 3 December 2004 and appendices to this circular.

By Order of the Board
Li Jiaxiang
Chairman

I. SUMMARY OF FINANCIAL STATEMENTS

The following is a summary of the audited combined results of the Group for each of the three years ended December 31, 2001, 2002 and 2003 and the six-month period ended June 30, 2004 (the "Relevant Periods") and the audited combined balance sheets of the Group as at December 31, 2001, 2002, 2003 and June 30, 2004 together with the relevant notes ("Accountants' Report"), as extracted from Appendix I to the Company's prospectus dated December 3, 2004.

1. RESTRUCTURING

As a result of a group restructuring of CNAHC in preparation for the listing of the Company's H Shares on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority, the Company was incorporated on September 30, 2004. Pursuant to the Restructuring, CNAHC, together with its wholly-owned subsidiaries, effected the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company upon its incorporation and 5,054,276,915 Domestic Shares (in the form of State legal person shares) and 1,445,723,085 non-H Foreign Shares with a par value of RMB1.00 each were issued by the Company to CNAHC and China National Aviation Corporation (Group) Limited ("CNACG" and which is a Hong Kong incorporated company wholly owned by CNAHC) in exchange for the transfer of the Relevant Businesses and interests in the Relevant Companies to the Company. In the opinion of the directors, the Company is wholly owned by CNAHC which is the Company's ultimate holding company.

Prior to the Restructuring, CNAHC was indirectly engaged in the Relevant Businesses through its subsidiaries and the Relevant Companies. As a result of the Restructuring, the Group and its associates become the only entities through which CNAHC conducts the respective airline operations, aircraft engineering services, airport ground handling services, air catering services and other airline-related businesses.

The Company was incorporated in Beijing, the PRC, on September 30, 2004 as a joint stock limited company and, pursuant to the Restructuring, the Company became the holding company of the following principal subsidiaries, joint ventures and associates. In addition, except for the interests in Hong Kong Dragon Airlines Limited ("Dragonair"), which were acquired from independent third parties in 1996 and 1997, all of the entities in the Group were owned by CNAHC or companies now comprising the CNAHC group upon their incorporation/establishment:

Company name	*Notes*	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital *(in thousands)*	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Subsidiaries								
China National Aviation Company Limited	*(1)*	Hong Kong February 3, 1997	HK$331,268	70.5	68.7	69	69	Investment holding
Air Macau Company Limited ("Air Macau")	*(2)*	Macau September 13, 1994	MOP400,000	51	35	35.2	35.2	Airline operator
Air China Group Import and Export Trading Co.	*(3)*	PRC August 30, 1993	RMB90,000	100	100	100	100	Import and export trading
Zhejiang Air Services Co., Ltd.	*(4)* **	PRC November 27, 1995	RMB20,000	100	100	100	100	Provision of airline catering and shuttle bus services
Beijing Aviation Passenger Service Corporation	*(5)*	PRC December 17, 1992	RMB3,000	100	100	100	100	Provision of passenger transportation services
Air China Shantou Industrial Development Company	*(6)*	PRC January 21, 1993	RMB12,000	51	51	51	51	Manufacture and retail of aircraft supplies
China National Aviation Air Passenger and Cargo Services Agency Company	*(7)*	PRC September 20, 1987	RMB6,980	100	100	100	100	Provision of travel agency and freight forwarding services

Company name	Notes	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital (in thousands)	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Sichuan Southwest Aviation Information Service Centre	*(8)* **	PRC December 30, 1995	RMB1,000	100	100	100	100	Provision of information system consultancy services
Beijing Air China Engineering Technology Development Centre	*(9)*	PRC January 28, 1996	RMB1,500	100	100	100	100	Provision of engineering consultancy services
Beijing Civil Aviation Blue Sky Air Travel Services Company	*(10)*	PRC August 30, 1985	RMB5,530	100	100	100	100	Provision of travel agency services
Sichuan Southwest Air Equipment and Supplies Centre	*(11)*	PRC November 1, 1995	RMB1,000	100	100	100	100	Provision of wholesale and retail services
Air China Development Corporation (Hong Kong) Limited	*(12)*	Hong Kong March 20, 2000	HK$500	95	95	95	95	Provision of air ticketing services
Air China Cargo Co., Ltd.	*(13)*	PRC November 14, 2003	RMB2,200,000	N/A	N/A	51	51	Provision of cargo carriage services
Joint ventures								
Aircraft Maintenance and Engineering Corporation, Beijing ("AMECO")	*(14)*	PRC August 1, 1989	US$87,530	60	60	60	60	Provision of aircraft overhaul and maintenance services
Beijing Air Catering Co., Ltd. ("BACL")	*(15)*	PRC November 16, 1987	US$8,000	60	60	60	60	Provision of airline catering services
Southwest Air Catering Company Limited ("SWACL")	*(16)*	PRC July 29, 1993	RMB20,000	75	75	75	75	Provision of airline catering services

Company name	Notes	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital (in thousands)	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Associates								
Shenzhen Airlines, Co., Ltd. ("Shenzhen Airlines")	(17)	PRC October 11, 1989	RMB300,000	25	25	25	25	Airline operator
Dragonair	(18)	Hong Kong May 24, 1985	HK$500,000	30.5	29.7	29.9	29.9	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd.	(19)	PRC July 1, 1999	US$21,000	40.3	40.3	40.3	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd.	(20)	PRC July 6, 2001	RMB16,474	35.6	35.6	35.6	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd.	(21)	PRC June 9, 2003	RMB10,000	N/A	N/A	40	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited	(22)	Macau July 12, 2001	MOP100	25	17.2	17.3	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited	(23)	Hong Kong November 29, 1988	HK$10	35.3	34.4	34.5	34.5	Provision of airport ground handling services
Menzies Macau Airport Services Limited ("Menzies")	(24)	Macau December 14, 1994	MOP10,000	25.5	23.1	23.2	23.2	Provision of airport ground handling services
CAAC Data Communications Co., Ltd.	(25)	PRC June 20, 1996	RMB10,800	23.2	23.2	23.2	23.2	Provision of aviation data communication services

Company name	Notes	Place and date of incorporation/ establishment	Nominal value of registered and paid-up capital (in thousands)	Percentage of equity interest attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
CAAC Cares Chongqing Co., Ltd.	(26)	PRC May 17, 2000	RMB9,800	24.5	24.5	24.5	24.5	Provision of airline-related information system services
Chengdu CAAC Southwest Cares Co., Ltd.	(27) **	PRC November 29, 1999	RMB2,000	35	35	35	35	Provision of airline-related information system services
Tradeport Hong Kong Limited	(28)	Hong Kong November 20, 2000	HK$1	17.6	17.2	17.3	17.3	Provision of services for developing and operating logistics centre
China National Aviation Finance Co., Ltd. ("CNAF")	(29)	PRC October 27, 1993	RMB325,270	42.5	42.5	42.5	42.5	Provision of financial services

Notes:

(1) This company is publicly listed on the Hong Kong Stock Exchange and its financial year end is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 5th Floor, CNAC House, 12 Tung Fai Road, Hong Kong International Airport, Lantau, Hong Kong.

(2) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by KPMG, Certified Public Accountants. The decrease in effective interest in 2002 is because CNAHC transferred its 51% interest in Air Macau, held by its wholly-owned subsidiary, to CNAC, a non wholly-owned subsidiary, resulting in a deemed dilution of approximately 16%. The company's registered office is located at Avenida da Praia Grande, n°693, Edificio Tai Wah, 12° andar, Macau.

(3) The financial year end of this company is December 31. The audited financial statements for the year ended December 31, 2001 and the two years ended December 31, 2003 were audited by Beijing Zhonglunxin Certified Public Accountants Co., Ltd. and Zhongpeng Accounting Firm Co., Ltd., respectively. The company's registered office is located at Air China Group Import and Export Company Tower, 4 North Road, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(4) The financial year end of this company is December 31. The statutory financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Zhejiang Tianping Certified Public Accountants Co., Ltd. and Zhejiang Zhonghui Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at Jianqiao Airport, Hangzhou, China*.

(5) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Zhongzesheng Certified Public Accountants Co., Ltd. and Beijing TIN WHA CPAs, respectively. The company's registered office is located at Operating Department Tower, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(6) The financial year end of this company is December 31. No audited financial statements were issued for the year ended December 31, 2001. The audited financial statements for the two years ended December 31, 2003 were audited by Shantou Tuodao Certified Public Accountants Co., Ltd.. The company's registered office is located at 12th Floor, Zhongxin Tower, East Jinsha Road, China*.

(7) The financial year end of this company is December 31. The statutory financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Huasong Certified Public Accountants Co., Ltd. and Beijing Xingzhou CPA Co., Ltd., respectively. The company's registered office is located at South Old Cargo Building, Cargo Road, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(8) The financial year end of this company is December 31. The audited financial statements for the three years ended December 31, 2003 were audited by Sichuan Zeca Accountants Firm. The company's registered office is located at Shuangliu International Airport, Chengdu, China*.

(9) The financial year end of this company is December 31. No audited financial statements were issued for the year ended December 31, 2001. The audited financial statements for the two years ended December 31, 2003 were audited by Beijing Fangcheng Certified Public Accountants Co., Limited and Beijing Xingzhou CPA Co., Ltd., respectively. The company's registered office is located at Business Tower, North Pingguoyuan, Beijing Capital International Airport, Chaoyang District, Beijing, China*.

(10) The financial year end of this company is December 31. The audited financial statements for the three years ended December 31, 2003 were audited by Zhongpeng Accounting Firm Co., Ltd.. The company's registered office is located at 394 Dongsi North Road, Dongcheng District, Beijing, China*.

(11) The financial year end of this company is December 31. The statutory financial statements for the year ended December 31, 2001 and the two years ended December 31, 2003 were audited by Sichuan Huawen Accounting Office and Sichuan Zeca Accountants Firm, respectively. The company's registered office is located at Shuangliu International Airport, Chengdu, China*.

(12) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Deloitte Touche Tohmatsu, Certified Public Accountants. The company's registered office is located at 2nd Floor, CNAC Group Building, 10 Queen's Road, Central, Hong Kong.

(13) The financial year end of this company is December 31. Since this company was established on November 14, 2003 and commenced its operations in 2004, no statutory financial statements were prepared up to the date of this report. The company's registered office is located at Area A, Tianzhu Konggang Industrial Estate, Shunyi District, Beijing, China*.

(14) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Beijing Jingdu Certified Public Accountants Co., Ltd.. The company's registered office is located at Beijing Capital International Airport, China*.

(15) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Beijing Jingdu Certified Public Accountants Co., Ltd.. The company's registered office is located at Beijing Capital International Airport, China*.

(16) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Sichuan Hongxin Certified Public Accountants Co., Ltd.. The company's registered office is located at Airport Road, Economics & Developing Estate, Southwest Airport, Chengdu, Sichuan Province, China*.

(17) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Shenzhen Pengcheng Certified Public Accountants Co., Ltd.. The company's registered office is located at Office Block, Shenzhen Airlines, Huangtian International Airport, Baoan District, Shenzhen, China*.

(18) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong.

(19) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Sino-Reality Certified Public Accountants. The company's registered office is located at Shuangliu International Airport, Chengdu, China*.

(20) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Sichuan Standard Certified Public Accountants Co., Ltd., Sichuan Anrui Certified Public Accountants Co., Ltd. and Sichuan Jindian Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at No. F-58 Technological & Industrial Park, 11 Gaopeng Road, High Technological Developing District, Chengdu, Sichuan Province, China*.

(21) The financial year end of this company is December 31. The first statutory financial statements for the year ended December 31, 2003 were audited by Yunnan Xinhua Certified Public Accountants Co., Ltd.. The company's registered office is located at 284 Chuncheng Road, Kunming, China*.

(22) No audited financial statements were issued for each of the three years ended December 31, 2003. The company's registered office is located at 2nd Floor, MASC Ogden Headquarters Macau International Airport Pac On, Taipa, Macau.

(23) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 25th Floor, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(24) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by Deloitte Touche Tohmatsu, Certified Public Accountants. The company's registered office is located at Menzies Macau Headquarters, Macau International Airport Pac On, Taipa, Macau.

(25) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Gaoshang Certified Public Accountants Co., Ltd. and Beijing Zhongtianheng Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at 155 Dongsi West Road, Dongcheng District, Beijing, China*.

(26) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2003 were audited by Chongqing Diwei Certified Public Accountants Co., Ltd. and Chongqing Zhongrui Certified Public Accountants Co., Ltd., respectively. The company's registered office is located at 8 Yuzhou Road, Shiqiao Pu, Jiulongpo District, Chongqing, China*.

(27) The financial year end of this company is December 31. The audited financial statements for the three years ended December 31, 2003 were audited by Sichuan Huawen Accounting Office. The company's registered office is located at 2nd Floor, Aviation Road, 4th Section, 1 South Renmin Road, Wuhou District, Chengdu, Sichuan Province, China*.

(28) The financial year end of this company is December 31. The statutory financial statements for the three years ended December 31, 2003 were audited by PricewaterhouseCoopers, Certified Public Accountants. The company's registered office is located at 30th Floor, Jardine House, One Connaught Place, Hong Kong.

(29) The financial year end of this company is December 31. The audited financial statements for the two years ended December 31, 2002 and the year ended December 31, 2003 were audited by Beijing Xinhua Certified Public Accountants Co., Ltd. and Beijing TIN WHA CPAs, respectively. The company's registered office is located at 6th Floor Jingxin Tower, Jia 2, East 3rd Ring North Road, Chaoyang District, Beijing, China*.

* The English addresses are a direct translation of the company's registered office addresses in Chinese.

** The English names are a direct translation of the company's Chinese names.

2. BASIS OF PRESENTATION

As discussed in Section 1 above, the Relevant Businesses were operated by subsidiaries of CNAHC and interests in the Relevant Companies were owned directly or indirectly by CNAHC prior to the Restructuring. Accordingly, the Restructuring has been accounted for as a reorganisation of companies under common control in a manner similar to a pooling-of-interests. As a result, the accompanying combined balance sheets have been prepared to present the Group's assets and liabilities as if the Restructuring had been completed as at the beginning of the Relevant Periods. The accompanying combined results and combined cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and interests in the Relevant Companies had been transferred to the Group at the beginning of the Relevant Periods.

The combined results in Section 4 and combined balance sheets in Section 5 have been prepared in accordance with IFRS, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

The Group is principally engaged in the provision of airline operations, aircraft engineering services, air catering services, airport ground handling services and other airline-related businesses.

3. PRINCIPAL ACCOUNTING POLICIES

The combined financial statements of the Group have been prepared in accordance with IFRS, which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that have been early adopted as at the beginning of the Relevant Periods:

- IFRS 1 (amended 2004), *First Time Adoption of International Financial Reporting Standards*;
- IFRS 3, *Business Combinations*;
- IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*;
- IAS 1 (amended 2004), *Presentation of Financial Statements*;
- IAS 2 (revised 2003), *Inventories*;
- IAS 7 (amended 2003), *Cash Flow Statements*;
- IAS 8 (revised 2003), *Accounting Policies, Changes in Accounting Estimates and Errors*;
- IAS 10 (amended 2004), *Events after the Balance Sheet Date*;

- IAS 12 (amended 2004), *Income Taxes*;
- IAS 14 (amended 2004), *Segmental Reporting*;
- IAS 17 (amended 2004), *Leases*;
- IAS 18 (amended 2004), *Revenue*;
- IAS 19 (amended 2004), *Employee Benefits*;
- IAS 20 (revised 2003), *Accounting for Government Grants and Disclosure of Government Assistance*;
- IAS 21 (revised 2003), *The Effects of Changes in Foreign Exchange Rates*;
- IAS 23 (amended 2003), *Borrowing Costs*;
- IAS 27 (amended 2004), *Consolidated and Separate Financial Statements*;
- IAS 28 (amended 2004), *Investments in Associates*;
- IAS 31 (amended 2004), *Interests in Joint Ventures*;
- IAS 32 (amended 2004), *Financial Instruments: Disclosure and Presentation*;
- IAS 33 (amended 2004), *Earnings Per Share*;
- IAS 36 (amended 2004), *Impairment of Assets*;
- IAS 37 (amended 2004), *Provisions, Contingent Liabilities and Contingent Assets*;
- IAS 38 (amended 2004), *Intangible Assets*; and
- IAS 39 (amended 2004), *Financial Instruments: Recognition and Measurement.*

Except for the audited financial statements of Air Macau, Menzies and the audited combined financial statements of the Group for the Relevant Periods, the above basis of accounting differs from that used in the audited financial statements and management accounts of other companies comprising the Group, which were prepared in accordance with the accounting principles and the financial regulations applicable to State-owned enterprises or Sino-foreign or domestic joint ventures established in the PRC ("PRC GAAP") or generally accepted accounting principles in Hong Kong ("HK GAAP").

The combined financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments in accordance with IAS 39 (amended 2004).

(a) Basis of consolidation

The Group's combined financial statements incorporate the financial statements of the Company and its subsidiaries after elimination of intercompany transactions.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share or registered capital, is able to govern the financial and operating policies of an enterprise so as to benefit from its activities, and when there is no evidence that control is intended to be temporary.

Minority interests represent the interests in the Company's subsidiaries, not held by the Group and are presented in the combined balance sheet within equity, separately from the parent shareholders' equity.

(b) Foreign currencies

The Group's functional and reporting currency is Renminbi ("RMB"), except for overseas subsidiaries, which use their local currencies.

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date as quoted by the People's Bank of China. All exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB. The income statements of the subsidiaries are translated into RMB at the weighted average exchange rates for the year, and the balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the combined cash flow statement, the cash flows of the overseas subsidiary are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year, are translated into RMB at the weighted average exchange rates for the year.

(c) Interests in joint ventures

The Group's interests in its joint ventures are accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the combined financial statements on a line-by-line basis.

(d) Investments in associates

The Group's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investments in its associates include goodwill (net of accumulated amortisation and impairment) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below.

(e) Property, plant and equipment

Property, plant and equipment, other than construction in progress ("CIP"), are stated at cost less accumulated depreciation and provision for any impairment in value.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis over the expected useful life of the asset, after taking into account its estimated residual value, as follows:

	Depreciation life	Residual value
Aircraft and flight equipment	10 to 20 years	Nil – 5%
Buildings	15 to 35 years	5%
Machinery, transportation equipment and office equipment	4 to 20 years	5%

CIP represents office buildings and various infrastructure projects under construction and equipment pending installation in the aircraft and is stated at cost less any impairment loss, and is not depreciated. Cost comprises the direct costs of construction, the cost of equipment as well as finance charges from borrowings used to finance these assets during the construction or installation period. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time

value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

(f) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation and impairment losses.

(g) Goodwill

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. The Group early adopted IFRS 3, Business Combinations, and applied the requirements of IFRS 3 to goodwill existing at or acquired after, and to business combinations occurring from, the beginning of the Relevant Periods. In accordance with IFRS 3, the Group ceased amortising goodwill as of January 1, 2001.

IAS 36 (amended 2004) requires that goodwill be tested for impairment at the cash-generating units on an annual basis and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. An impairment loss shall be recognised for a cash-generating unit if the recoverable amount of the unit is less than the carrying amount of the unit. The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order: (i) first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and (ii) then, to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In allocating an impairment loss, the Group shall not reduce the carrying amount of an asset below the highest of: (i) its fair value less costs to sell (if determinable); (ii) its value in use (if determinable); and (iii) zero.

(h) Advance payments for aircraft and related equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and related equipment in future years, including attributable finance costs, are included in assets. The advances are accounted for as part of the cost of property, plant and equipment upon delivery of the aircraft.

(i) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investments.

After initial recognition, investments, except those investments which do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are classified as held for trading and available-for-sale and measured at fair value. Gains or losses on investments held for trading and available-for-sale are recognised in the income statement. Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment.

(j) Leases

Finance leases which transfer to the Group substantially all the risks and benefits of ownership of the leased item are capitalised at the inception of the lease at the fair value of the leased properties or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated economic useful lives of the assets.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on the straight-line basis over the lease terms.

(k) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any provision for obsolescence, and are expensed when consumed in operations. Cost is determined on the weighted average basis.

Work in progress represents material cost, labour cost and overhead cost capitalised for the provision of aircraft engineering services and is stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits, which are not restricted as to use. For the purpose of the combined cash flow statement, cash and cash equivalents consist of cash at bank and in hand and short-term deposits with an original maturity of three months or less, net of outstanding bank overdrafts.

(m) Manufacturers' credits

In connection with the acquisition of certain aircraft and related equipment, the Group receives various credits from the manufacturers. Such credits are deferred until the aircraft and related equipment are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and related equipment.

(n) Employee benefits

(i) Pension obligations

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. Certain government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Termination and early retirement benefits

Termination benefits are payable whenever an employee's employment is voluntary terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii) Housing benefits

In prior periods, the Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the income statement. The above staff quarters' allocation scheme was phased out during the Relevant Periods in accordance with the policies of the PRC government. In 1998, the State Council of the PRC issued a circular, which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by the individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with any quarter or who have not been allocated with quarters up to the prescribed standards before the staff quarters' allocation scheme was terminated, the Group will pay them one-off cash housing subsidies based on their years of service, positions and other criteria. These cash housing subsidies are charged to the income statement in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(o) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation provided that reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks

specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

(p) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfil certain return conditions under the relevant operating leases. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated costs and the actual costs of overhauls are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance lease, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repair and maintenance costs incurred in restoring such property, plant and equipment to their normal working condition are charged to the income statement as and when incurred.

(q) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured on the following bases:

(i) Provision of airline and airline-related services

Passenger revenue is recognised either when transportation is provided or when a ticket expires unused rather than when a ticket is sold. Unused tickets generally expire one year from the date the ticket was sold, or for partially used tickets, the date of first flight. Ticket sales for transportation not yet provided are included in current liabilities as air traffic liabilities. In addition, the Group has code-sharing agreements with other airlines under which a carrier's flights can be marketed under the two-letter airline designator code of another carrier. Revenues earned under these arrangements are allocated between the code share partners based on existing contractual agreements and airline industry standard pro-ratio formulae and are recognised as passenger revenue when the transportation is provided.

Cargo and mail revenues are recognised when the transportation is provided.

Revenue from airline-related services is recognised when services are rendered.

Revenue was stated net of business tax and contributions to the CAAC Infrastructure Development Fund prior to January 1, 2004. From 2004, contributions to the CAAC

Infrastructure Development Fund is included in other flight operation expenses to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government.

(ii) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(iii) Trading of investments

Revenue is recognised on a trade date basis.

(iv) Interest income

Revenue is recognised on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable.

(v) Dividends

Revenue is recognised when the owners' right to receive the payment has been established.

(vi) Rental income and aircraft and related equipment lease income

Revenue is recognised on a time proportion basis over the terms of the respective leases.

(r) Frequent flyer programme

For Air China Companion Club member accounts that have sufficient mileage credits to claim the lowest level of free travel, the Group records a liability for the estimated incremental costs associated with providing travel awards that are expected to be redeemed. Incremental costs include the cost of incremental fuel, meals and insurance but do not include any cost for aircraft ownership, maintenance, labour or overhead allocation. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the Air China Companion Club programme, and is included on the balance sheet as a current liability.

(s) Government grants

Government grants are recognised at their fair values when it is probable that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on

a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t) Borrowing costs

Borrowing costs directly attributable to the acquisition of aircraft, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the costs of those assets. The capitalisation of aircraft borrowing costs ceases when the aircraft is placed into revenue earning services and the capitalisation of other assets' borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Where funds have been borrowed generally, and used for the purpose of obtaining qualifying assets, a capitalisation rate ranging between 5.58% and 6.54% has been applied to the expenditure on the individual asset.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(u) Income tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(v) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fuel prices. In accordance with IAS 39, such derivative financial instruments are carried in the balance sheet at fair value as financial assets or financial liabilities.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedge assets or liabilities that are attributable to the hedged risk. In relation to fair value hedges (interest rate swaps) which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the profit and loss such that it is fully amortised by maturity. In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement for the period. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

(w) Use of estimates

The preparation of the financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(x) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

(y) Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

(z) Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(aa) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

(bb) Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

(cc) Impact of recently issued accounting standards

IFRS 2, *Share-based payment*, is applicable for accounting periods beginning on or after January 1, 2005 and requires the Group to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. For equity-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions, IFRS 2 requires an entity to measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group is required to remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in profit or loss for the period. For share-based payment transactions in which the terms of the arrangement provide either the Group or the supplier of goods or services with a choice of whether the Group settles the transaction in cash or by issuing equity instruments, the Group is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Group has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred. The provisions of IFRS 2 will apply for grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested at the beginning on or after January 1, 2005. The Group does not expect IFRS 2 to have a material effect on its results of operations and financial position.

IAS 16 (amended 2004), *Property, plant and equipment*, replaces IAS 16 (revised 1998), *Property, plant and equipment*, and is applicable for accounting periods beginning on or after January 1, 2005. There are a number of differences between the amended standard and the previous version. These include that the amended standard requires an entity to evaluate under the general recognition principle all property, plant and equipment costs at the time they are incurred. Those costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service an item. The previous version of IAS 16 contained specific recognition principles for accounting for subsequent costs. Further, the amended standard requires that the cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of installing the

item. Its cost also includes the costs of its dismantlement, removal or restoration, and the obligation for which an entity incurs as a consequence of using the item during a particular period for purposes other than to produce inventories during that period. The previous version included within its scope only the costs incurred as a consequence of installing the item. In addition, under the amended standard an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment, a requirement which was not clearly set out in the previous version. Also, under the amended standard, an entity is required to measure the residual value of an item of property, plant and equipment as the amount that it estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The previous version of IAS 16 did not specify whether the residual value was to be this amount or the amount, inclusive of the effects of inflation, that an entity expected to receive in the future on the asset's actual retirement date. The Group does not expect the adoption of new policies arising from the amended standard, when implemented, will have a material effect on its results of operations and financial position.

IAS 24 (revised 2003), *Related Party Disclosures*, replaces IAS 24 *Related Party Disclosures* (reformatted in 1994) and is applicable for accounting periods beginning on or after January 1, 2005. The main objective of such revision was to provide additional guidance and clarity in the scope of IAS 24, for the definitions and the disclosures for related parties. The wording of IAS 24's objective was amended to clarify that the Group's financial statements should contain the disclosures necessary to draw attention to the possibility that the financial position and the income statement may have been affected by the existence of related parties and by transactions and outstanding balances with them. Since IAS 24 is a standard for disclosure requirements only, there is no material effect on the Group's results of operations and financial position upon adoption.

4. RESULTS

The following is a summary of the combined results of the Group for the Relevant Periods and prepared on the basis set out in Section 2 above:

	Notes	Year ended December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	Six-month period ended June 30, 2003 RMB'000 (Unaudited)	2004 RMB'000
Air traffic revenues	(a)	21,348,257	23,846,712	23,422,660	8,692,303	14,698,304
Other operating revenues	(b)	1,388,195	1,136,965	1,218,745	533,607	612,716
		22,736,452	24,983,677	24,641,405	9,225,910	15,311,020
Operating expenses						
Jet fuel		(4,786,775)	(4,978,719)	(5,425,059)	(2,382,985)	(3,784,928)
Take-off, landing and depot charges		(2,948,143)	(3,359,565)	(3,449,769)	(1,506,635)	(2,114,327)
Depreciation		(3,242,618)	(3,251,571)	(3,377,472)	(1,667,350)	(1,715,396)
Aircraft maintenance, repair and overhaul		(1,555,883)	(2,384,865)	(2,149,353)	(922,588)	(1,280,572)
Employee compensation costs	(d)	(1,643,885)	(2,030,526)	(2,379,102)	(1,096,055)	(1,310,596)
Air catering charges		(856,048)	(919,180)	(842,743)	(360,075)	(534,948)
Aircraft and jet engines operating lease expenses		(547,371)	(711,979)	(910,134)	(420,746)	(514,528)
Other operating lease expenses		(149,114)	(143,431)	(181,984)	(84,312)	(88,252)
Other flight operation expenses		(1,934,291)	(2,237,430)	(2,112,432)	(898,548)	(1,221,978)
Selling and marketing expenses		(1,156,643)	(1,220,086)	(1,057,630)	(495,772)	(666,170)
General and administrative expenses		(629,576)	(461,946)	(471,463)	(226,500)	(252,800)
Total operating expenses		(19,450,347)	(21,699,298)	(22,357,141)	(10,061,566)	(13,484,495)
Profit/(loss) from operations	(c)	3,286,105	3,284,379	2,284,264	(835,656)	1,826,525
Finance costs	(e)	(2,029,212)	(2,777,087)	(2,349,078)	(984,953)	(789,371)
Dilution gain on investment in a subsidiary	(f)	-	106,040	-	-	-
Share of profits less losses from associates		352,829	426,494	243,093	(110,864)	223,692
Profit/(loss) before tax		1,609,722	1,039,826	178,279	(1,931,473)	1,260,846
Tax	(i)	(552,660)	(369,073)	(89,781)	535,263	(391,438)
Profit/(loss) after tax and before minority interests		1,057,062	670,753	88,498	(1,396,210)	869,408
Minority interests		(108,774)	(171,143)	71,106	143,688	(81,056)
Net profit/(loss) from operating activities attributable to shareholders		948,288	499,610	159,604	(1,252,522)	788,352
Distributions	(j)	157,993	227,608	342,843	136,606	40,969
Earnings/(loss) per share — Basic	(l)	14.6 cents	7.7 cents	2.5 cents	(19.3) cents	12.1 cents

Notes:

(a) **Air traffic revenues**

Air traffic revenues comprise revenues from the airline business and is stated net of business tax and contributions to the CAAC Infrastructure Development Fund ("CAAC Infrastructure Development Fund"). The CAAC Infrastructure Development Fund, which was netted against gross air traffic revenues for the three years ended December 31, 2003, was included in other flight operation expenses for the six-month period ended June 30, 2004 to reflect the change in the levy basis in accordance with the related new policy promulgated by the PRC government. An analysis of air traffic revenues is as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Passenger	18,049,930	19,815,177	19,030,187	6,809,949	12,151,881
Cargo and mail	3,298,327	4,031,535	4,392,473	1,882,354	2,546,423
	21,348,257	23,846,712	23,422,660	8,692,303	14,698,304

(i) Pursuant to various PRC business tax rules and regulations, the Group is required to pay business tax to the local tax bureaus at the following rates:

Type of revenues	**Applicable business tax rates**
Air traffic revenues	3% of air traffic revenues. All inbound international and Hong Kong and Macau regional flights are exempt from business tax.
Other revenues	3% of commission income and ground services income, and 3% to 5% of other revenues.

PRC business tax incurred for each of the three years ended December 31, 2001, 2002 and 2003, and for the six-month periods ended June 30, 2003 and 2004, netted against revenues, amounted to approximately RMB501 million, RMB543 million, RMB240 million, RMB173 million (unaudited) and RMB375 million, respectively.

For the period from May 1, 2003 to December 31, 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region.

(ii) In addition, the Group was required to pay contributions to the CAAC Infrastructure Development Fund which was calculated at the rates of 5% and 2% on the domestic and international/Hong Kong and Macau regional air traffic revenues, respectively, for each of the three years ended December 31, 2003.

For the period from May 1, 2003 to December 31, 2003, CAAC Infrastructure Development Fund for all domestic, international and regional passenger, cargo and mail traffic revenues of the Group was waived by the PRC government in order to subsidise for the airlines' loss of revenue due to the outbreak of SARS in the region.

For the period from January 1, 2004 to March 31, 2004, the CAAC Infrastructure Development Fund was suspended by the PRC government. As such, no CAAC Infrastructure Development Fund was charged to the income statement of the Group for the three-month period ended March 31, 2004. Effective April 1, 2004, the Group is required to pay contributions to the CAAC Infrastructure Development Fund calculated on the basis of the usage of domestic routes and domestic segments of international routes, geographic area and length of routes and aircraft weight.

Contributions to the CAAC Infrastructure Development Fund payable by the Group for each of the three years ended December 31, 2003, and for the six-month periods ended June 30, 2003 and 2004 amounted to approximately RMB761 million, RMB813 million, RMB247 million, RMB247 million (unaudited) and RMB112 million, respectively.

(b) **Other operating revenues**

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Aircraft and related equipment lease income	469,955	27,950	33,519	5,077	4,670
Air catering income	115,314	120,068	102,133	49,733	64,945
Aircraft engineering income	195,314	152,868	285,493	82,836	128,798
Ground services income	162,253	180,464	251,266	117,254	129,527
Government grants:					
(i) Recognition of deferred income (Section 5(q))	57,894	57,894	57,894	28,947	28,947
(ii) Fixed cash subsidy	50,000	50,000	50,000	25,000	25,000
(iii) Others	–	1,029	1,525	760	771
Gains on disposal of property, plant and equipment, net	–	161,717	17,048	33,928	–
General aviation income	145,679	160,050	152,574	75,143	88,916
Cargo handling service income	69,251	80,472	90,021	38,445	51,548
Rental income	17,465	18,688	19,081	10,364	13,934
Training service income	14,907	15,717	17,915	7,666	9,937
Import and export service income	14,043	16,769	23,589	8,196	13,099
Sale of materials	4,441	34,143	20,699	3,076	2,300
Service charges on return of unused flight tickets	20,214	24,137	51,678	25,774	29,835
Others	51,465	34,999	44,310	21,408	20,489
	1,388,195	1,136,965	1,218,745	533,607	612,716

(c) **Profit/(loss) from operations**

The Group's profit/(loss) from operations is arrived at after charging/(crediting):

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Employee compensation costs (Section 4(d))	1,643,885	2,030,526	2,379,102	1,096,055	1,310,596
Depreciation:					
Owned assets	2,030,483	2,238,489	2,445,494	1,201,361	1,256,341
Assets held under finance leases	1,212,135	1,013,082	931,978	465,989	459,055
Repair and maintenance costs	2,278,163	3,147,730	2,804,507	1,207,481	1,574,290
Minimum lease payments under operating leases:					
Aircraft and jet engines	547,371	711,979	910,134	420,746	514,528
Land and buildings	149,114	143,431	181,984	84,312	88,252
(Gains)/losses on disposal of property, plant and equipment, net	181,243	(161,717)	(17,048)	(33,928)	15,948
Provision for doubtful debts	5,122	2,427	12,144	9,055	1,447
Provision against inventories, net	56,722	14,742	24,090	23,910	11,277
Auditors' remuneration	1,348	1,640	1,614	760	1,054

(d) Employee compensation costs

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Employee compensation costs (including directors', supervisors' and management's emoluments):					
Wages, salaries and social security costs	1,500,575	1,819,087	2,200,916	1,014,700	1,213,608
Retirement benefit costs (Section 4(h))	143,310	211,439	178,186	81,355	96,988
	1,643,885	2,030,526	2,379,102	1,096,055	1,310,596

The Group had 25,576, 26,149, 26,381, 26,008 and 26,935 employees as at December 31, 2001, 2002, 2003 and June 30, 2003 and June 30, 2004, respectively.

(e) Finance costs

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Interest expense	2,889,116	2,559,633	2,248,996	1,152,954	917,080
Less: Interest capitalised	(16,410)	(11,460)	(7,830)	(3,915)	(2,610)
	2,872,706	2,548,173	2,241,166	1,149,039	914,470
Less: Interest income	(69,749)	(44,450)	(18,803)	(14,838)	(6,032)
Exchange (gains)/losses, net	(871,942)	360,700	297,042	(36,748)	(42,297)
(Gains)/losses on fuel derivatives, net	104,826	(85,243)	(169,921)	(112,117)	(76,641)
Dividend income on long-term investments	(6,629)	(2,093)	(406)	(383)	(129)
	2,029,212	2,777,087	2,349,078	984,953	789,371

The interest capitalisation rate represented the cost of capital from raising the related borrowings ranged from 5.58% to 6.54% per annum.

(f) Dilution gain on investment in a subsidiary

In 2002, CNACG transferred its entire 51% shareholding interest in Air Macau (the shareholding interest of Air Macau is considered as if it had been directly held by the Company as of January 1, 2001 in accordance with the basis set out in Section 2 of this report) to CNAC, which was then a 70% owned subsidiary of CNACG, for an aggregate consideration of HK$665,000,000 (equivalent to approximately RMB704,900,000) (the "Disposal"). Subsequent to the Disposal, the Group's effective shareholding interest in Air Macau was reduced from 51% to approximately 35% and, accordingly, a gain on deemed disposal of approximately RMB106,040,000 arose.

(g) Directors', supervisors' and senior management's emoluments

Details of the directors' and supervisors' remuneration are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Fees	–	–	–	–	–
Basic salaries, housing benefits, other allowances and benefits in kind	3,853	4,546	4,390	2,270	2,104
Bonuses	177	197	508	131	95
Pension scheme contributions	39	53	45	29	19
	4,069	4,796	4,943	2,430	2,218

The number of directors and supervisors whose remuneration fell within the following bands is as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	Number of directors and supervisors	*Number of directors and supervisors*	*Number of directors and supervisors*	*Number of directors and supervisors* (Unaudited)	*Number of directors and supervisors*
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	12	12	12	13	13
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	–	–	–	1	1
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	2	1	1	–	–
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	–	1	1	–	–
	14	14	14	14	14

An analysis of the five individuals whose remuneration was the highest in the Group is as follows:

Director	1	1	1	1	1
Supervisor	1	1	1	1	1
Employees	3	3	3	3	3

The emoluments paid to non-director, non-supervisor, highest paid individuals are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind *(Note)*	4,540	47,908	4,240	2,062	2,265
Bonuses	474	90	30	–	–
Pension scheme contributions	300	135	180	94	105
	5,314	48,133	4,450	2,156	2,370

Note: On April 4, 2002, Messrs. Wang Guixiang and Xin Wei, employees of the Group who were former directors of CNAC, in aggregate, exercised options for 84,126,000 shares in CNAC at an exercise price of HK$1.04 per share. The difference between the aggregate value of CNAC's shares issued upon the exercise of these options at the exercise price of HK$1.04 per share and the market price of CNAC's shares on April 4, 2002 of HK$1.56 per share amounting to approximately HK$43,746,000 has been included in benefits in kind above. The share options of CNAC have not been recorded in the Group's financial statements.

The remuneration of these remaining highest paid individuals for each of the Relevant Periods fell within the following bands:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	Number of individuals	*Number of individuals*	*Number of individuals*	*Number of individuals* (Unaudited)	*Number of individuals*
Nil to HK$1,000,000 (RMB1,060,000 equivalent)	–	–	–	3	3
HK$1,000,001 to HK$1,500,000 (RMB1,590,000 equivalent)	2	–	3	–	–
HK$1,500,001 to HK$2,000,000 (RMB2,120,000 equivalent)	–	1	–	–	–
HK$2,000,001 to HK$2,500,000 (RMB2,650,000 equivalent)	1	–	–	–	–
HK$19,500,001 to HK$20,000,000 (RMB21,200,000 equivalent)	–	1	–	–	–
HK$23,500,001 to HK$24,000,000 (RMB25,440,000 equivalent)	–	1	–	–	–
	3	3	3	3	3

During the Relevant Periods, no emoluments were paid by the Group to the directors or supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. No directors or supervisors waived or agreed to waive any emoluments during the Relevant Periods.

(h) Retirement benefits

All of the Group's full-time employees in the PRC are covered by a government-regulated defined contribution retirement scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government- regulated defined contribution retirement scheme at rates ranging from 15% to 20% of the employees' basic salaries during the Relevant Periods and has no further obligation for post-retirement benefits in respect of the above. This defined contribution plan continues to be available to the Group's employees after the Restructuring. The related pension costs are expensed as incurred.

Prior to the Restructuring, the Group also paid certain supplementary pension benefits (the "Supplementary Pension Benefits") to its employees who retired before the formation of the Company. Pursuant to the Restructuring, CNAHC has agreed to assume past payments and future liabilities in respect of the Supplementary Pension Benefits for those employees who retired before the formation of the Company for nil consideration. The Group's employees who retire after the formation of the Company are not entitled to the Supplementary Pension Benefits. CNAHC has agreed to indemnify the Group against losses from any claims for the Supplementary Pension Benefits.

As described above, during the Relevant Periods, all pension payments relating to the Supplementary Pension Benefits were borne by CNAHC. Had the Supplementary Pension Benefits borne by CNAHC as described above been borne by the Group itself, the Group would have incurred additional pension benefits payments as detailed below:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Notional Supplementary Pension benefits payments	28,914	40,652	53,928	26,964	26,398

The aforesaid notional amounts are disclosed for information purposes only and have not been recorded in the Group's audited combined financial statements and the financial information included in this report.

Further, the Group implemented an early retirement plan for certain employees in addition to the benefits under the government-regulated defined contribution retirement scheme and the Supplementary Pension Benefits described above. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from date of early retirement to normal retirement date and the salary amount on the date of early retirement of the employees. The costs of early retirement benefits were recognised in the period when employees opted for early retirement. Where the effect of discounting is material, the amount recognised for early retirement benefits is the present value at the balance sheet date of the future cash flows expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance cost in the income statement.

The expenses attributed to the PRC government-regulated defined contribution retirement scheme and the early retirement benefits for each of the Relevant Periods are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Contributions to PRC government-regulated defined contribution retirement scheme	78,997	121,822	154,728	69,626	89,526
Early retirement benefits	64,313	89,617	23,458	11,729	7,462
Total (Section 4(d))	143,310	211,439	178,186	81,355	96,988

(i) Tax

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate. In accordance with an approval document issued by the relevant tax authorities, the filing of tax returns of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company prior to its incorporation on September 30, 2004 was handled by CNAHC on a consolidated group basis. The share of the income tax liability of the Relevant Businesses and all wholly-owned PRC-established subsidiaries of the Company was calculated at the applicable tax rate on their profits determined in accordance with PRC accounting principles and after the relevant adjustments made under the prevailing PRC Enterprise Income Tax Law as applicable to State-owned enterprises. Such tax was payable to CNAHC which in turn would settle the tax liability with the relevant tax bureau. Similarly, the net profit attributable to shareholders referred to in Section 4(j) for the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) will be calculated after deducting the amount of income tax payable to CNAHC, which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau. Following the incorporation of the Company, the Company is subject to enterprise income tax at the rate of 33% and the Company will settle its tax liability by itself with the respective tax bureaus.

The determination of current and deferred income tax was based on enacted tax rates. Major components of income tax charge/(credit) for each of the Relevant Periods are:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Current income tax					
Current income tax charge	56,897	32,885	18,467	6,145	12,152
Deferred income tax					
Relating to origination and reversal of temporary differences (Section 5(c))	430,000	244,000	33,847	(519,385)	346,650
	486,897	276,885	52,314	(513,240)	358,802
Share of tax attributable to associates	65,763	92,188	37,467	(22,023)	32,636
Income tax charge/(credit) reported in combined income statement	552,660	369,073	89,781	(535,263)	391,438

A reconciliation of income tax expense/(credit) applicable to profit/(loss) before income tax at the statutory income tax rate in the PRC to income tax expense at the Group's effective income tax rate for each of the Relevant Periods and for the six-month period ended June 30, 2003 was as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Profit/(loss) before income tax	1,609,722	1,039,826	178,279	(1,931,473)	1,260,846
At statutory income tax rate of 33%	531,208	343,143	58,832	(637,386)	416,079
Lower income tax rates of other territories	(76,845)	(88.966)	2,610	54,273	(33,629)
Income not subject to tax	(351)	(7,710)	(35,388)	(14,837)	(13,177)
Expenses not deductible for tax purposes	95,860	120,837	70,164	69,124	25,907
Effect on opening deferred income tax of increase in other territories' income tax rate	–	–	9,542	9,542	–
Share of adjustments in income tax of previous periods attributable to associates	2,788	1,769	(15,979)	(15,979)	(3,742)
Tax charge/(credit) at Group's effective income tax rate	552,660	369,073	89,781	(535,263)	391,438

(j) Distributions

The profit distributions disclosed during the Relevant Periods and for the six-month period ended June 30, 2003 represent the net assets which have been carved-out and treated as deemed distributions pursuant to the Restructuring set out in Section 2 of this report and dividends paid during the Relevant Periods and for the six-month period ended June 30, 2003.

Set out below are the details of distributions made:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Carved-out of net assets	128,941	198,886	316,153	117,185	26,432
Dividends paid	29,052	28,722	26,690	19,421	14,537
	157,993	227,608	342,843	136,606	40,969

The rates of dividend and the number of shares ranking for dividends are not presented for those profit distributions as such information is not considered meaningful.

As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement (details of BACL Agreement, SWACL Agreement and HKSACL Agreement are set out in Section 11 of this report), the Group will make a payment of approximately RMB378 million to CNAHC, representing the total consideration payable by CNAC and HKSACL for the acquisitions of the entire shareholding interests held by the Group in BACL and SWACL pursuant to the Restructuring as set out in Section 1 above. This payment to be made to CNAHC will be accounted for as a special distribution to CNAHC by the Group.

In accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance (English title is a direct translation of Chinese title of the notice), which became effective from August 27, 2002, and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC (see also Section 6(c)). The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau as detailed in Section 4(i).

In addition, in accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG.

Following the Restructuring, the payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, inter alia, the future earnings, capital requirements and financial condition and general business conditions of the Company. As the controlling shareholder, CNAHC will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company.

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC GAAP, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders.

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC GAAP and (ii) the net profit determined in accordance with IFRS.

Prior to the incorporation of the Company on September 30, 2004, no profit appropriations to the aforesaid reserve funds were required.

(k) Related party transactions

The Group is part of a larger group of companies under CNAHC and has extensive transactions and relationships with members of CNAHC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNAHC is a shareholder and is able to exercise control or significant influence. The transactions were made on terms agreed between the parties.

Continuing transactions

The following is a summary of significant recurring transactions carried out in the ordinary course of business between the Group and (i) CNAHC, its subsidiaries (other than the Group), joint ventures and associates (collectively known as "CNAHC Group"), (ii) its joint ventures and (iii) its associates:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
A. Included in air traffic revenues					
Sale of air tickets					
a. CNAHC Group	584,407	83,320	23,477	9,270	9,050
b. Joint ventures	–	–	–	–	–
c. Associates	1,184	1,285	1,363	1,135	2,233
	585,591	84,605	24,840	10,405	11,283
Sale of cargo space					
a. CNAHC Group	321,530	254,803	282,895	136,814	180,186
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	321,530	254,803	282,895	136,814	180,186
B. Included in other operating revenues					
Aircraft and related equipment lease income					
a. CNAHC Group	7,535	24,581	9,983	4,055	450
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	7,535	24,581	9,983	4,055	450
Aircraft engineering income					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	705	11,053	14,511	4,791	9,474
	705	11,053	14,511	4,791	9,474

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Ground service income					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	13,854	21,914	15,281	6,373	9,547
	13,854	21,914	15,281	6,373	9,547
Others					
a. CNAHC Group	2,000	–	1,100	550	550
b. Joint ventures	100	100	100	50	50
c. Associates	578	759	622	243	266
	2,678	859	1,822	843	866
C. Included in finance costs					
Interest income					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	5,987	9,436	8,736	4,077	1,224
	5,987	9,436	8,736	4,077	1,224
Interest expense					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	–	–	–	–	–
c. Associates	3,011	4,441	21,268	2,816	9,947
	3,011	4,441	21,268	2,816	9,947
D. Included in operating expenses					
Airport ground services, take-off, landing and depot expenses					
a. CNAHC Group	93,144	95,444	76,802	37,368	50,450
b. Joint ventures	–	–	–	–	–
c. Associates	202,480	191,729	165,551	76,143	103,157
	295,624	287,173	242,353	113,511	153,607
Air catering charges					
a. CNAHC Group	33,371	29,715	42,401	13,514	18,607
b. Joint ventures	51,886	70,164	58,913	27,046	38,527
c. Associates	–	–	–	–	–
	85,257	99,879	101,314	40,560	57,134

	Year ended December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	Six-month period ended June 30, 2003 RMB'000 (Unaudited)	2004 RMB'000
Repair and maintenance costs					
a. CNAHC Group	–	–	–	–	–
b. Joint ventures	273,343	368,025	324,470	134,404	209,578
c. Associates	6,122	66,053	45,095	22,351	13,491
	279,465	434,078	369,565	156,755	223,069
Sales commission expenses					
a. CNAHC Group	66,399	45,499	16,357	5,224	10,790
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	66,399	45,499	16,357	5,224	10,790
Management fees					
a. CNAHC Group	6,424	9,294	10,176	5,088	5,088
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	6,424	9,294	10,176	5,088	5,088
Others					
a. CNAHC Group	46,000	52,982	47,846	17,507	22,609
b. Joint ventures	–	–	–	–	–
c. Associates	–	–	–	–	–
	46,000	52,982	47,846	17,507	22,609

	As at December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	As at June 30, 2004 RMB'000
E. Deposits, loans and bills payable				
Deposits placed with an associate	380,756	513,551	1,457,103	495,601
Loans from an associate	50,000	146,306	297,484	602,807
Bills payable to an associate	–	–	692,372	186,198

In addition to the above, on October 18, 1997, CNAC entered into a licence agreement with China National Aviation Corporation ("CNAC (PRC)") pursuant to which CNAC (PRC) has agreed to grant a licence to CNAC, free of royalty, for the right to use certain trademarks in Hong Kong, the Taiwan region and Macau so long as CNAC is a subsidiary of CNACG. No royalty charge was levied in respect of the use of these trademarks during each of the Relevant Periods.

On August 25, 2004, CNAC (PRC) entered into two assignment agreements with CNACG pursuant to which CNAC (PRC) has agreed to assign, free of royalty, the above-mentioned trademarks to CNACG for use in Hong Kong and Macau, respectively. On August 25, 2004, CNACG entered into two licence agreements with CNAC pursuant to which CNACG has agreed to grant licences to CNAC, free of royalty, for the rights to use those trademarks in Hong Kong and Macau, respectively, so long as CNAC is a direct or indirect subsidiary of CNAHC. These licence agreements supersede the licence agreement entered into between CNAC (PRC) and CNAC on October 18, 1997.

Pursuant to certain of the Company's aircraft finance lease arrangements and operating lease arrangements, the overseas lessors require guarantees to be given by some major PRC state-owned banks. In giving such guarantees, the PRC state-owned banks in turn would require CNAHC to provide counter-guarantees in favour of the banks. As at December 31, 2001, 2002 and 2003 and June 30, 2004, the amounts of such counter-guarantees provided by CNAHC were approximately nil, nil, RMB9,246 million and RMB8,886 million, respectively.

Certain of the Group's bank loans from PRC banks are guaranteed by Air China International Corporation and other related parties, further details of which are set out in Section 5(o).

In the opinion of the directors, the above transactions were conducted in the ordinary course of business and will continue after the listing of the H shares of the Company on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority.

In connection with the Restructuring, the Company entered into several agreements with CNAHC which govern the use of trademarks granted by the Company to CNAHC, the provision for financial services by CNAF, the provision of construction project management services by China National Aviation Construction and Development Company, the subcontracting of charter-flight services to CNAHC, the leasing of properties from and to CNAHC, the provision of air ticketing and cargo services, media and advertising services arrangement to China National Aviation Media and Advertising Co., Ltd., the tourism services co-operation agreement with CNAHC, the comprehensive services agreement with CNAHC, and the provision of maintenance and other ground services by China Aircraft Services Limited. Further details of such agreements are set out in the section headed "Connected Transactions" in the Prospectus.

Discontinued transaction

In 2003, CNAHC charged a non-recurring management fee to Air China International Corporation amounting to RMB26,317,000. The directors are of the opinion that such transaction will not continue after the listing of the H shares of the Company on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority.

(l) Earnings/(loss) per share

The calculation of basic earnings per share for each of the Relevant Periods and loss per share for the six-month period ended June 30, 2003 is based on the net profit attributable to shareholders for each of the Relevant Periods and net loss attributable to shareholders (unaudited) for the six-month period ended June 30, 2003 and on the number of shares in issue during the Relevant Periods on the assumption that the 6,500,000,000 shares in issue as at the date of this report had been in issue throughout the Relevant Periods.

No diluted earnings/(loss) per share amounts have been presented as the Company did not have any dilutive potential ordinary shares during the Relevant Periods.

5. COMBINED BALANCE SHEETS

A summary of the combined balance sheets of the Group as at the end of each of the Relevant Periods prepared on the basis set out in Section 2 above is set out below:

	Notes	As at December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	As at June 30, 2004 RMB'000
NON-CURRENT ASSETS					
Property, plant and equipment	*(a)*	44,056,144	42,876,169	42,423,920	42,382,962
Lease prepayments		24,973	24,868	29,807	70,007
Interests in associates	*(b)*				
— Share of net assets		1,578,129	1,670,870	1,789,948	1,872,011
— Goodwill		1,205,390	1,205,390	1,205,390	1,205,390
— Due from associates		99,471	92,575	110,981	131,051
— Due to associates		(15,784)	(65,995)	(38,473)	(38,031)
		2,867,206	2,902,840	3,067,846	3,170,421
Advance payments for aircraft and related equipment		394,960	511,027	744,404	774,424
Government grant receivable		914,727	841,760	764,422	723,683
Deposits for aircraft under operating leases		117,966	164,771	145,483	122,383
Other investments		21,930	21,930	21,930	21,930
Deferred tax assets	*(c)*	868,000	624,000	590,153	243,503
		49,265,906	47,967,365	47,787,965	47,509,313
CURRENT ASSETS					
Financial assets	*(v)(iv)*	10,000	69,000	34,000	77,000
Trade receivables	*(d)*	1,705,822	1,874,452	1,955,592	2,277,533
Inventories	*(e)*	711,598	738,769	712,451	777,229
Prepayments, deposits and other receivables	*(f)*	1,489,538	1,348,887	1,977,363	2,549,915
Pledged deposits	*(g)*	131,154	391,584	1,245,542	138,617
Cash and cash equivalents	*(g)*	3,994,800	3,699,520	2,620,221	3,758,507
Dividend receivable from an associate		-	-	-	56,743
Due from CNAHC	*(h)*	909,024	1,273,416	-	28,073
Due from other CNAHC group companies	*(i)*	35,516	31,619	63,928	59,130
		8,987,452	9,427,247	8,609,097	9,722,747
TOTAL ASSETS		58,253,358	57,394,612	56,397,062	57,232,060

	Notes	As at December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	As at June 30, 2004 RMB'000
CURRENT LIABILITIES					
Financial liabilities	*(v)(iv)*	(98,000)	(110,000)	(6,000)	(1,000)
Trade payables	*(j)*	(2,820,164)	(3,408,104)	(4,214,981)	(5,101,285)
Bills payable	*(k)*	(210,075)	(416,400)	(1,317,220)	(727,118)
Other payables and accruals	*(l)*	(3,755,985)	(3,198,869)	(3,240,545)	(3,294,249)
Provision for major overhauls	*(m)*	(69,576)	(21,414)	(115,346)	(131,616)
Air traffic liabilities		(975,948)	(888,233)	(1,165,116)	(1,171,542)
Tax payable		(60,689)	(63,044)	(53,929)	(51,005)
Obligations under finance leases	*(n)*	(3,804,335)	(1,961,181)	(1,607,056)	(1,644,035)
Bank and other loans	*(o)*	(8,300,277)	(10,941,831)	(9,236,674)	(9,301,850)
Due to CNAHC	*(h)*	–	–	(2,968)	(9,729)
Due to other CNAHC group companies	*(i)*	(34,727)	(39,074)	(33,073)	(21,537)
		(20,129,776)	(21,048,150)	(20,992,908)	(21,454,966)
NET CURRENT LIABILITIES		(11,142,324)	(11,620,903)	(12,383,811)	(11,732,219)
TOTAL ASSETS LESS CURRENT LIABILITIES		38,123,582	36,346,462	35,404,154	35,777,094
NON-CURRENT LIABILITIES					
Obligations under finance leases	*(n)*	(14,839,655)	(13,242,796)	(12,091,837)	(11,217,580)
Bank and other loans	*(o)*	(15,374,885)	(14,280,454)	(12,819,821)	(11,910,523)
Long-term payables	*(p)*	(1,116,490)	(933,858)	(801,349)	(721,090)
Deferred income	*(q)*	(1,003,496)	(945,602)	(887,708)	(1,141,324)
Provision for major overhauls	*(m)*	(122,506)	(232,039)	(289,593)	(352,149)
Provision for early retirement benefits obligations		(98,738)	(183,325)	(198,597)	(201,772)
		(32,555,770)	(29,818,074)	(27,088,905)	(25,544,438)
NET ASSETS		5,567,812	6,528,388	8,315,249	10,232,656
Represented by:					
OWNERS' EQUITY		4,250,523	5,020,263	6,892,869	7,657,336
MINORITY INTERESTS		1,317,289	1,508,125	1,422,380	2,575,320
TOTAL EQUITY		5,567,812	6,528,388	8,315,249	10,232,656

Notes:

(a) Property, plant and equipment

	Aircraft and flight equipment RMB'000	Buildings RMB'000	Machinery RMB'000	Trans-portation equipment RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
At January 1, 2001, net of accumulated depreciation	41,110,530	2,053,390	1,031,610	267,219	25,855	537,433	45,026,037
Additions	2,785,343	171,857	128,531	49,205	13,729	252,504	3,401,169
Disposals	(1,057,400)	(23,250)	(41,350)	(6,387)	(57)	-	(1,128,444)
Transfer from CIP	-	340,916	4,530	206	25,702	(371,354)	-
Depreciation charge for the year	(2,894,098)	(102,318)	(152,360)	(82,856)	(10,986)	-	(3,242,618)
At December 31, 2001 and January 1, 2002, net of accumulated depreciation	39,944,375	2,440,595	970,961	227,387	54,243	418,583	44,056,144
Additions	1,722,003	33,289	53,037	99,244	40,646	252,705	2,200,924
Disposals	(100,580)	(5,655)	(18,685)	(4,099)	(309)	-	(129,328)
Transfer from CIP	-	83,753	56,363	9,156	2,122	(151,394)	-
Depreciation charge for the year	(2,934,038)	(104,614)	(131,039)	(67,822)	(14,058)	-	(3,251,571)
At December 31, 2002 and January 1, 2003, net of accumulated depreciation	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
Additions	2,226,754	23,773	102,500	111,797	27,458	580,766	3,073,048
Disposals	(80,803)	(54,426)	(7,052)	(2,461)	(3,083)	-	(147,825)
Transfer from CIP	-	421,311	195,250	-	610	(617,171)	-
Depreciation charge for the year	(2,987,834)	(122,486)	(169,733)	(80,058)	(17,361)	-	(3,377,472)
At December 31, 2003 and January 1, 2004, net of accumulated depreciation	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
Additions	1,435,515	8,454	46,034	36,898	25,916	155,746	1,708,563
Disposals	(22,332)	(7,316)	(2,818)	(1,113)	(546)	-	(34,125)
Transfer from CIP	156,395	92,866	7,538	-	496	(257,295)	-
Depreciation charge for the period	(1,504,406)	(61,088)	(95,376)	(38,218)	(16,308)	-	(1,715,396)
At June 30, 2004, net of accumulated depreciation	37,855,049	2,748,456	1,006,980	290,711	99,826	381,940	42,382,962
At January 1, 2001							
Cost	57,258,090	2,672,891	1,706,019	865,166	92,358	537,433	63,131,957
Accumulated depreciation	(16,147,560)	(619,501)	(674,409)	(597,947)	(66,503)	-	(18,105,920)
Net carrying amount	41,110,530	2,053,390	1,031,610	267,219	25,855	537,433	45,026,037
At December 31, 2001 and January 1, 2002							
Cost	58,033,737	3,143,629	1,766,555	893,537	131,349	418,583	64,387,390
Accumulated depreciation	(18,089,362)	(703,034)	(795,594)	(666,150)	(77,106)	-	(20,331,246)
Net carrying amount	39,944,375	2,440,595	970,961	227,387	54,243	418,583	44,056,144

	Aircraft and flight equipment	Buildings	Machinery	Trans-portation equipment	Office equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At December 31, 2002 and January 1, 2003							
Cost	59,403,625	3,250,788	1,821,345	981,889	172,411	519,894	66,149,952
Accumulated depreciation	(20,771,865)	(803,420)	(890,708)	(718,023)	(89,767)	-	(23,273,783)
Net carrying amount	38,631,760	2,447,368	930,637	263,866	82,644	519,894	42,876,169
At December 31, 2003 and January 1, 2004							
Cost	61,008,650	3,605,551	2,027,910	1,031,027	192,815	483,489	68,349,442
Accumulated depreciation	(23,218,773)	(890,011)	(976,308)	(737,883)	(102,547)	-	(25,925,522)
Net carrying amount	37,789,877	2,715,540	1,051,602	293,144	90,268	483,489	42,423,920
At June 30, 2004							
Cost	62,562,792	3,698,033	2,072,076	1,064,039	214,228	381,940	69,993,108
Accumulated depreciation	(24,707,743)	(949,577)	(1,065,096)	(773,328)	(114,402)	-	(27,610,146)
Net carrying amount	37,855,049	2,748,456	1,006,980	290,711	99,826	381,940	42,382,962

Certain of the Group's bank loans are secured by certain of the Group's aircraft and flight equipment, which has an aggregate carrying value of approximately RMB16,982 million, RMB17,004 million, RMB16,422 million and RMB15,899 million, respectively, at the end of each of the Relevant Periods.

The carrying values of aircraft held under finance leases as at December 31, 2001, 2002, 2003 and June 30, 2004 are approximately RMB18,122 million, RMB15,276 million RMB13,310 million and RMB12,693 million, respectively. Leased assets are pledged as security for the related finance lease liabilities.

As at June 30, 2004, the Group was in the process of applying to obtain the title certificates of certain of its buildings and land use rights with an aggregate carrying value of approximately RMB231 million. After consulting the legal counsel of the Company, the directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above- mentioned land and buildings. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at June 30, 2004.

(b) Interests in associates

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Share of net assets	1,578,129	1,670,870	1,789,948	1,872,011
Goodwill	1,205,390	1,205,390	1,205,390	1,205,390
Due from associates	99,471	92,575	110,981	131,051
Due to associates	(15,784)	(65,995)	(38,473)	(38,031)
	2,867,206	2,902,840	3,067,846	3,170,421

The amounts due from and amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

Movements of goodwill are as follows:

	As at December 31, 2001 RMB'000	As at December 31, 2002 RMB'000	As at December 31, 2003 RMB'000	As at June 30, 2004 RMB'000
Goodwill	1,205,390	1,205,390	1,205,390	1,205,390
Less: Accumulated impairment	–	–	–	–
	1,205,390	1,205,390	1,205,390	1,205,390

The above goodwill related to the acquisition of shareholding interests of 35.86% and 7.43% in Dragonair by CNACG and its then wholly-owned subsidiary, CNAC, in June 1996 and October 1997, respectively. The aggregate goodwill arising from these two acquisitions was approximately RMB2,130 million and subsequently reduced to approximately RMB1,205 million through deemed disposal upon the initial public offering of CNAC and the accumulated amortisation on a straight-line basis over a period of 20 years until December 31, 2000 (the date of adoption of IFRS 3 by the Group). Since then, there were no changes in the amount of the unamortised goodwill.

Impairment testing of goodwill

Goodwill acquired through the business combinations detailed above has been allocated to the cash-generating unit, Dragonair, within the airline operations segment.

The recoverable amount of Dragonair has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by management covering a one-year period. The discount rate applied to the cash flow projections beyond the one-year period is 5.0%. No growth has been projected beyond the one-year period.

Key assumptions used in the value in use calculation of Dragonair

The following describes each key assumption on which management has based its cash flow projections when undertaking the impairment testing of goodwill:

Passenger revenues — the bases used to determine the value assigned to the budgeted passenger revenues are available seat kilometres, passenger traffic, passenger load factor and passenger yield. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Operating expenses — the bases used to determine the values assigned are staff headcount, scheduled flight hours, passenger traffic and jet fuel consumption. Values assigned to the key assumptions reflect past experience and are consistent with external information sources.

Summarised financial information of the Group's associates is as follows:

	As at December 31, 2001 RMB'000	As at December 31, 2002 RMB'000	As at December 31, 2003 RMB'000	As at June 30, 2004 RMB'000
Aggregate of associates' financial positions:				
Total assets	14,147,801	16,593,620	21,918,291	20,950,944
Total liabilities	(10,099,931)	(12,303,762)	(17,215,202)	(16,112,422)

	Year ended December 31, 2001 RMB'000	2002 RMB'000	2003 RMB'000	Six-month period ended June 30, 2003 RMB'000 (Unaudited)	2004 RMB'000
Aggregate of associates' results:					
Revenues	7,681,726	9,363,010	9,639,481	3,916,726	6,203,402
Net profit/(loss)	737,163	830,309	639,579	(196,186)	482,791
Share of profits less losses after tax from associates:					
Dragonair	146,906	243,452	43,336	(123,788)	109,539
Shenzhen Airlines	48,806	40,268	109,152	8,522	32,559
Others	91,354	50,586	53,138	26,425	48,958
	287,066	334,306	205,626	(88,841)	191,056

Name	Business structure	Place of incorporation/ establishment	Percentage of equity interests attributable to the Group — December 31, 2001	2002	2003	June 30, 2004	Principal activities
Shenzhen Airlines	Corporate	PRC	25	25	25	25	Airline operator
Dragonair#	Corporate	Hong Kong	30.5	29.7	29.9	29.9	Airline operator
Sichuan SNECMA Aeroengine Maintenance Co., Ltd.	Corporate	PRC	40.3	40.3	40.3	40.3	Provision of maintenance and repair services for aircraft engines
Chengdu Falcon Aircraft Engineering Service Co., Ltd.	Corporate	PRC	35.6	35.6	35.6	35.6	Provision of maintenance and repair services for aircraft engines
Yunan Airport Aircraft Maintenance Services Co., Ltd.	Corporate	PRC	N/A	N/A	40	40	Provision of maintenance and repair services
Macau Aircraft Repair and Conversion Company Limited#	Corporate	Macau	25	17.2	17.3	17.3	Provision of aircraft repair and conversion services
Jardine Airport Services Limited#	Corporate	Hong Kong	35.3	34.4	34.5	34.5	Provision of airport ground handling services

Name	Business structure	Place of incorporation/ establishment	Percentage of equity interests attributable to the Group December 31, 2001	2002	2003	June 30, 2004	Principal activities
Menzies#	Corporate	Macau	25.5	23.1	23.2	23.2	Provision of airport ground handling services
CAAC Data Communications Co., Ltd.	Corporate	PRC	23.2	23.2	23.2	23.2	Provision of aviation data communication services
CAAC Cares Chongqing Co., Ltd.	Corporate	PRC	24.5	24.5	24.5	24.5	Provision of airline-related information system services
Chengdu CAAC Southwest Cares Co., Ltd.**	Corporate	PRC	35	35	35	35	Provision of airline-related information system services
Tradeport Hong Kong Limited#	Corporate	Hong Kong	17.6	17.2	17.3	17.3	Provision of services for developing and operating logistics centre
CNAF*	Corporate	PRC	42.5	42.5	42.5	42.5	Provision of financial services

* 30% of the Group's equity interest in CNAF is held directly by the Company, while the remaining 12.5% is held indirectly through subsidiaries and a joint venture of the Company.

\# Shareholding interests are held indirectly through subsidiaries of the Company.

** The English name is a direct translation of the company's Chinese name.

(c) **Deferred tax assets**

	Year ended December 31,			Six-month period ended June 30,	
	2001	**2002**	**2003**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Balance at beginning of year/period	1,298,000	868,000	624,000	624,000	590,153
Credit/(charge) for the year/period (Section 4(i))	(430,000)	(244,000)	(33,847)	519,385	(346,650)
Balance at end of year/period	868,000	624,000	590,153	1,143,385	243,503

The principal components of the Group's provision for deferred tax are as follows:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income tax liabilities				
Accelerated depreciation for tax purposes	(941,000)	(889,000)	(826,000)	(742,000)
Differences in air traffic revenues recognition	(115,000)	(187,000)	(27,000)	(37,000)
Other deferred income tax liabilities	(43,000)	(110,000)	(52,000)	(49,000)
Gross deferred income tax liabilities	(1,099,000)	(1,186,000)	(905,000)	(828,000)
Deferred income tax assets				
Provisions and accruals	1,096,000	1,057,000	675,000	781,000
Losses available for offset against future taxable income	816,000	710,000	685,153	216,503
Other deferred income tax assets	55,000	43,000	135,000	74,000
Gross deferred income tax assets	1,967,000	1,810,000	1,495,153	1,071,503
Net deferred income tax assets	868,000	624,000	590,153	243,503

There was no material unprovided deferred income tax during the Relevant Periods.

(d) Trade receivables

The Group normally allows a credit period ranging from 30 days to 90 days to its sales agents and other customers. An aged analysis of the trade receivables, net of provision for doubtful debts, of the Group is analysed as follows:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 30 days	1,063,720	1,097,354	1,257,040	1,726,862
31 to 60 days	284,269	467,854	465,109	328,395
61 to 90 days	50,933	43,369	106,603	64,451
Over 90 days	306,900	265,875	126,840	157,825
At end of year/period	1,705,822	1,874,452	1,955,592	2,277,533

(e) Inventories

Inventories consist of materials and supplies.

Set out below is the breakdown of materials and supplies:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Flight equipment spare parts	573,894	629,340	577,478	677,349
Work in progress	96,523	71,705	104,338	75,463
Catering supplies	41,181	37,724	30,635	24,417
	711,598	738,769	712,451	777,229

(f) Prepayments, deposits and other receivables

Set out below is the breakdown of prepayments, deposits and other receivables:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Advance payments for aircraft and related equipment	506,011	662,696	1,213,380	1,124,397
Advance and others	245,314	153,662	191,448	706,457
Manufacturer credits on aircraft acquisition receivable	112,236	56,723	84,935	82,237
Government grant receivable	68,760	72,967	77,338	142,519
Prepaid aircraft operating lease rentals	40,020	41,269	65,790	84,150
Receivables from sale of staff quarters	253,265	103,918	57,962	72,729
Miscellaneous deposits	263,932	257,652	286,510	337,426
	1,489,538	1,348,887	1,977,363	2,549,915

(g) **Cash and cash equivalents and pledged deposits**

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and bank balances	3,248,129	3,658,538	3,604,537	2,176,816
Time deposits	877,825	432,566	261,226	1,720,308
Less: Pledged bank and deposit balances against				
Bank loans	81,327	336,141	1,177,064	59,262
Finance leases	41,500	41,500	41,500	41,500
Aircraft operating leases	3,310	8,761	21,917	32,536
Financial derivative facilities	4,729	4,775	4,845	4,907
Others	288	407	216	412
Total pledged bank and deposit balances	131,154	391,584	1,245,542	138,617
Cash and cash equivalents	3,994,800	3,699,520	2,620,221	3,758,507

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for terms of between three days and one year depending on the immediate cash requirements of the Group.

(h) **Balances with CNAHC**

The balances with CNAHC are unsecured, interest-free and have no fixed terms of repayment.

(i) **Balances with other CNAHC group companies**

The balances with other CNAHC group companies are unsecured, interest-free and have no fixed terms of repayment.

Set out below is the breakdown of the amounts due from other CNAHC group companies:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Zhejiang Zhongyu Aviation Development Co., Ltd.*	19,048	19,122	18,998	–
Southwest Aviation Tourism Co., Ltd.*	9,914	–	–	–
China Aviation Group Construction Development Co., Ltd.*	–	–	38,500	38,500
AMS Global Transportation Co., Ltd	–	–	–	11,639
Other related companies	6,554	12,497	6,430	8,991
	35,516	31,619	63,928	59,130

* The English names are direct translations of the company's Chinese names.

(j) **Trade payables**

An aged analysis of trade payables is set out below:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 30 days	1,336,706	1,511,286	1,157,293	2,145,591
31 to 60 days	581,785	638,966	669,970	716,431
61 to 90 days	395,490	596,527	497,402	751,076
Over 90 days	506,183	661,325	1,890,316	1,488,187
At end of year/period	2,820,164	3,408,104	4,214,981	5,101,285

(k) **Bills payable**

An aged analysis of the bills payable of the Group is analysed as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 30 days	55,075	106,400	256,220	103,056
31 to 60 days	60,000	70,000	189,931	–
61 to 90 days	–	55,000	248,687	189,415
Over 90 days	95,000	185,000	622,382	434,647
At end of year/period	210,075	416,400	1,317,220	727,118

Included in the Group's bills payable are the following amounts due to CNAF:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Due to CNAF	–	–	692,372	186,198

(l) Other payables and accruals

Set out below is a breakdown of other payables and accruals:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Provision for staff housing benefits	972,542	957,342	772,874	522,402
Accrued salaries, wages and benefits	386,948	400,684	647,561	633,504
Interest expense payable	426,350	358,294	315,617	289,136
Custom duties and levies payable	913,032	405,299	207,098	494,515
Current portion of long-term payables (Section 5(p))	195,240	200,359	174,363	174,522
Current portion of deferred income (Section 5(q))	57,894	57,894	57,894	80,118
Advances from customers	243,945	172,784	348,716	285,441
Accrued operating expenses	360,200	436,779	533,399	628,171
Others	199,834	209,434	183,023	186,440
	3,755,985	3,198,869	3,240,545	3,294,249

(m) Provision for major overhauls

	Year ended December 31,			Six-month period ended June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At beginning of year/period	150,462	192,082	253,453	404,939
Provision for the year/period	151,958	210,925	244,387	121,095
Utilised during the year/period	(110,338)	(149,554)	(92,901)	(42,269)
At the end of year/period	192,082	253,453	404,939	483,765
Less: Portion classified as current liabilities	(69,576)	(21,414)	(115,346)	(131,616)
Long-term portion	122,506	232,039	289,593	352,149

A provision is recognised for scheduled overhauls in respect of aircraft and engines under operating leases. The Group has the obligations to fulfil certain return conditions under relevant operating leases and, in order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Estimated costs of major overhauls for aircraft and engines under operating leases are accrued over the estimated period between overhauls using the ratios of actual number of flying hours/cycles to the estimated number of flying hours/cycles between overhauls.

(n) Obligations under finance leases

The Group has obligations under finance lease agreements expiring during the years from 2004 to 2011 in respect of aircraft and related equipment. At the end of each of the Relevant Periods, future minimum lease payments under these finance leases, together with the present value of the net minimum lease payments, which are principally denominated in foreign currencies, are as follows:

	Minimum lease payments December 31, 2001	Present value of minimum lease payments December 31, 2001	Minimum lease payments December 31, 2002	Present value of minimum lease payments December 31, 2002	Minimum lease payments December 31, 2003	Present value of minimum lease payments December 31, 2003	Minimum lease payments June 30, 2004	Present value of minimum lease payments June 30, 2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Amounts repayable:								
Within one year	4,811,403	3,804,335	2,761,492	1,961,181	2,285,703	1,607,056	2,268,024	1,644,035
In the second year	2,733,879	1,937,267	2,278,069	1,603,066	2,271,725	1,697,597	2,572,505	2,052,460
In the third to fifth years, inclusive	6,885,842	5,021,763	6,984,511	5,572,250	6,721,752	5,583,404	5,975,652	4,978,488
Over five years	8,998,187	7,880,625	6,961,524	6,067,480	5,406,410	4,810,836	4,638,196	4,186,632
Total minimum finance lease payments	23,429,311	18,643,990	18,985,596	15,203,977	16,685,590	13,698,893	15,454,377	12,861,615
Less: Amounts representing finance charges	(4,785,321)		(3,781,619)		(2,986,697)		(2,592,762)	
Present value of minimum lease payments	18,643,990		15,203,977		13,698,893		12,861,615	
Less: Portion classified as current liabilities	(3,804,335)		(1,961,181)		(1,607,056)		(1,644,035)	
Long-term portion	14,839,655		13,242,796		12,091,837		11,217,580	

At June 30, 2004, there were 23 aircraft under finance lease agreements. Under the terms of the leases, the Group has the option to purchase, at the end of or during the lease terms, certain aircraft at fair market value and others at either fair market value or at the price as stipulated in the finance lease agreements. For each of the Relevant Periods, the effective borrowing rate ranged from 1.64% to 10.12%, 1.64% to 10.12%, 1.64% to 9.13% and 1.64% to 9.13%, respectively.

Finance leases of approximately RMB18,644 million, RMB15,204 million, RMB13,699 million and RMB12,862 million as at December 31, 2001, 2002, 2003 and June 30, 2004 are secured by:

(i) mortgages over certain of the Group's aircraft and related equipment, which had an aggregate carrying value of approximately RMB18,122 million, RMB15,276 million, RMB13,310 million and RMB12,693 million, respectively; and

(ii) the pledge of certain of the Group's bank deposits amounting to approximately RMB42 million at the end of each of the Relevant Periods.

At the end of each of the Relevant Periods, certain finance lease arrangements of the Group are guaranteed by the following parties:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Industrial and Commercial Bank of China	12,916,071	12,094,642	11,855,625	11,353,347
Bank of China	9,657,939	3,292,719	2,340,142	2,258,591
Export-Import Bank of Japan	745,316	662,217	579,013	537,441
Export-Import Bank of the United States	4,690,454	4,594,012	4,173,879	3,930,686
	28,009,780	20,643,590	18,948,659	18,080,065

In order for Export-Import Bank of Japan and Export-Import Bank of the United States to provide guarantees to certain of the finance lease arrangements of the Company, Export-Import Bank of Japan and Export-Import Bank of the United States require guarantees to be given by some major PRC state-owned banks. As at December 31, 2001, 2002 and 2003 and June 30, 2004, the amounts of these counter-guarantees provided by those major PRC state-owned banks to Export-Import Bank of Japan and Export-Import Bank of the United States were approximately RMB5,436 million, RMB5,256 million, RMB4,753 million and RMB4,468 million, respectively.

(o) **Bank and other loans**

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans:				
Secured	14,121,716	14,260,048	14,519,345	13,237,111
Unsecured	8,307,340	10,732,427	7,228,169	7,859,688
	22,429,056	24,992,475	21,747,514	21,096,799
Other loans:				
Secured	1,178,612	162,315	81,487	74,080
Unsecured	67,494	67,495	227,494	41,494
	23,675,162	25,222,285	22,056,495	21,212,373
Bank loans repayable:				
Within one year	7,924,815	10,793,509	8,994,367	9,245,544
In the second year	2,267,656	2,066,721	1,903,342	3,245,528
In the third to fifth years, inclusive	6,006,864	6,001,543	6,227,447	5,014,452
Over five years	6,229,721	6,130,702	4,622,358	3,591,275
Other loans repayable:				
Within one year	375,462	148,322	242,307	56,306
In the second year	88,008	14,813	14,813	14,813
In the third to fifth years, inclusive	782,636	66,675	51,861	44,455
Total bank and other loans	23,675,162	25,222,285	22,056,495	21,212,373
Less: Portion classified as current liabilities	(8,300,277)	(10,941,831)	(9,236,674)	(9,301,850)
Long-term portion	15,374,885	14,280,454	12,819,821	11,910,523

Further details of total bank and other loans at the end of each of the Relevant Periods are as follows:

Nature	Interest rate and final maturity	As at December 31, 2001	2002	2003	As at June 30, 2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB denominated loans:					
Loans for construction projects	Floating interest rates ranging from 5.58% to 5.76%, 5.58% to 5.76% and 5.59% to 11.7% per annum at December 31, 2003, 2002 and 2001 with maturities through 2010	203,500	108,000	80,000	–
Loans for purchases of aircraft and related equipment	Floating interest rates ranging from 4.94% to 6.09%, 4.94% to 6.21%, 5.02% to 6.09% and 5.49% to 8.67% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2013	3,563,947	5,256,016	6,282,444	5,767,396
Loans for working capital	Floating interest rates ranging from 4.54% to 5.73%, 4.54% to 5.73%, 4.78% to 5.94% and 4.78% to 6.53% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004, 2004, 2005 and 2004, respectively	6,440,915	9,234,400	2,931,230	2,639,178
Loans for purchases of properties	Floating interest rates at 4.94%, 4.94%, and ranging from 4.94% to 5.02%, and 6.18% to 6.21% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004, 2004, 2006 and 2006, respectively	389,000	251,000	72,000	66,000

Nature	Interest rate and final maturity	As at December 31, 2001	2002	2003	As at June 30, 2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
United States dollars denominated loans:					
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 5.31% to 10.17%, 4.94% to 10.17%, 2.48% to 10.17% and 5.34% to 10.17% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2012	12,904,686	9,927,880	8,397,835	7,787,707
Loans for purchases of aircraft and related equipment	Floating interest rates at six-month LIBOR + 0.4% to 0.7% per annum at June 30, 2004, December 31, 2003 and 2002 with maturities through 2009	–	96,303	81,487	239,618
Loans for working capital	Floating interest rates at six-month LIBOR + 0.55% to 0.8%, three- to ten-month LIBOR + 0.3% to 0.9%, three-month LIBOR + 0.3% and 3% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004, 2004, 2003 and 2002, respectively	17,494	224,423	4,072,432	4,555,147
Loans for purchases of properties	Floating interest rates at six-month LIBOR + 0.5% per annum at December 31, 2001 with maturities through 2002	42,211	–	–	–

Nature	Interest rate and final maturity	As at December 31, 2001	2002	2003	As at June 30, 2004
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Japanese yen denominated loans:					
Loans for purchases of aircraft and related equipment	Fixed interest rates ranging from 4.81% to 5.30%, 4.84% to 5.30%, 4.84% to 5.30% and 4.84% to 5.30% per annum at June 30, 2004, December 31, 2003, 2002 and 2001 with maturities through 2004	113,409	124,263	139,067	137,461
Hong Kong dollars denominated loans:					
Loans for working capital	Floating interest rates ranging from 1.61% to 1.70% per annum at June 30, 2004 with maturities through 2004	–	–	–	19,866
		23,675,162	25,222,285	22,056,495	21,212,373
Less: Loans due within one year classified as current liabilities		(8,300,277)	(10,941,831)	(9,236,674)	(9,301,850)
Loans due after one year classified as long-term portion		15,374,885	14,280,454	12,819,821	11,910,523

The interest rates of RMB denominated loans are set and subject to change by the People's Bank of China.

Bank loans of approximately RMB15,255 million, RMB14,539 million, RMB14,252 million and RMB13,311 million are secured by:

(i) mortgages over certain of the Group's aircraft and flight equipment, which had an aggregate carrying value of approximately RMB16,982 million, RMB17,004 million, RMB16,422 million and RMB15,899 million as at December 31, 2001, 2002, 2003 and June 30, 2004, respectively; and

(ii) the pledges of certain of the Group's bank deposits amounting to approximately RMB81 million, RMB336 million, RMB1,177 million and RMB59 million as at December 31, 2001, 2002, 2003 and June 30, 2004, respectively.

At the end of each of the Relevant Periods, certain bank loans of the Group were guaranteed by the following parties at the following amounts:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Industrial and Commercial Bank of China	3,213,704	2,843,296	2,464,847	2,301,377
China Construction Bank	560,988	515,513	472,349	448,204
Bank of China	3,136,756	1,312,351	752,575	704,082
Export-Import Bank of the United States	8,830,187	8,044,019	7,243,953	6,821,435
Air China International Corporation	372,000	99,000	396,154	15,000
CNAHC	–	–	3,198,407	2,922,492
CNACG	269,714	–	–	–
CNAC (PRC)	516,000	430,000	380,000	250,000
CNAF	630,000	160,000	–	–
Chengdu Shuangliu International Airport	480,000	379,100	–	–
Lufthansa Airlines	42,211	–	–	–
CSWA	92,000	82,000	–	–
Civil Aviation Oil Supply Company	1,100,000	–	–	–
Civil Aviation Oil Supply Company Southwest Branch	22,000	60,000	–	–
West China Securities Co., Ltd	–	120,000	–	–
China Aviation Supplies Southwest Corp	–	200,000	–	–
Chongqing Southwest Aviation Service Co., Ltd.*	–	20,000	–	–
	19,265,560	14,265,279	14,908,285	13,462,590

* The English name is a direct translation of the company's Chinese name.

In order for Export-Import Bank of the United States to provide guarantees to certain of the bank loans of the Group, Export-Import Bank of the United States requires guarantees to be given by some major PRC state-owned banks. As at December 31, 2001, 2002 and 2003 and June 30, 2004, the amounts of these counter-guarantees provided by those major PRC state-owned banks to Export-Import Bank of the United States were approximately RMB8,830 million, RMB8,044 million, RMB7,244 million and RMB6,821 million, respectively.

Bank loans of the Group amounting to RMB130 million as at December 31, 2001 and 2002 were secured by the pledge of the investment in West China Securities Co., Ltd. held by the then CSWA with a carrying value of RMB130 million.

Subsequent to June 30, 2004, bank loans of RMB250 million and RMB15 million as at June 30, 2004 guaranteed by CNAC (PRC) and Air China International Corporation, respectively, have been fully repaid and the guarantees have been released accordingly.

(p) Long-term payables

Long-term payables mainly represent customs duties and value-added tax payable after one year to the PRC government in respect of the acquisition of aircraft and related equipment. The customs duties and value-added tax are levied at rates applicable to state-owned enterprises and payable upon repayment of the corresponding finance lease instalments. Set out below are details of the customs duties and value-added tax payable further analysed into non-current and current portions at the end of each of the Relevant Periods:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Customs duties and value-added tax payable	1,311,473	1,134,217	975,712	895,612
Others	257	–	–	–
	1,311,730	1,134,217	975,712	895,612
Less: Portion classified as current liabilities (Section 5(l))	(195,240)	(200,359)	(174,363)	(174,522)
Long-term portion	1,116,490	933,858	801,349	721,090

(q) Deferred income

In 2000, the Company acquired an aircraft which was funded by the PRC government, and a further aircraft was injected into the Group by the PRC government during the six-month period ended June 30, 2004. In accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Assistance", the Company recorded these aircraft purchased in 2000 and received in the six-month period ended June 30, 2004 as property, plant and equipment with the corresponding amount of government grant recorded as deferred income at the date of the delivery of the aircraft. As such, the government subsidies in relation to the aforesaid aircraft purchased in 2000 and the aircraft received during the six-month period ended June 30, 2004 are recorded in deferred income of the Group in 2000 and during the six-month period ended June 30, 2004, respectively. The deferred income is recognised as income over the expected useful life of the relevant aircraft on the straight-line basis.

The movements of deferred income as stated under current and non-current liabilities in the combined balance sheets were as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred income relating to the government grant:				
At beginning of year/period	1,157,880	1,157,880	1,157,880	1,157,880
Addition during the year/period	–	–	–	304,787
At end of year/period	1,157,880	1,157,880	1,157,880	1,462,667
Accumulated income recognised as other operating revenues:				
At beginning of year/period	38,596	96,490	154,384	212,278
Credit during the year/period (Section 4(b))	57,894	57,894	57,894	28,947
At end of year/period	96,490	154,384	212,278	241,225
Net amount	1,061,390	1,003,496	945,602	1,221,442
Less: Portion classified as current liabilities (Section 5(l))	(57,894)	(57,894)	(57,894)	(80,118)
Long-term portion	1,003,496	945,602	887,708	1,141,324

(r) Contingent liabilities

(i) Pursuant to the agreement for the Restructuring entered into by the Company with CNAHC and CNACG, except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. CNAHC and CNACG have also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Relevant Businesses and the Relevant Companies prior to their transfer by CNAHC and CNACG to the Company in the Restructuring except for the litigation set out in item (iii) below, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CNAHC to the Company and as a result of any breach by CNAHC Group and CNACG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(ii) On April 15, 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities among 166 passengers and crew members aboard the Boeing 767 aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of this report. Injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. As at June 30, 2004, the aggregate amount of the claims brought under these lawsuits totaled approximately KPW271,383 million, equivalent to approximately RMB1,945 million. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any possible appeal actions. Although the outcome of the outstanding and possible future litigation cannot be ascertained as at the date of this report, it is anticipated that the costs of settling the above-mentioned claims and other incidental costs incurred will be covered by the master policy underwritten by an insurance company maintained by the CAAC on behalf of Air China International Corporation. Up to June 30, 2004, approximately RMB31 million and approximately RMB59 million of

the passenger liability claimed and the auxiliary costs incurred, respectively, have been prepaid by Air China International Corporation, of which approximately RMB74 million has been recovered from the Company's insurer as at the date of this report. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to September 30, 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(iii) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) ("Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, has been claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on May 3, 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date for hearing of the appeal has been fixed on July 28, 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(iv) The Group has issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Joint ventures	260,000	80,000	18,750	–
Associates	–	89,500	380,521	316,921
Related party	5,000	5,500	7,500	7,500
Third parties	175,000	149,170	149,170	149,170
	440,000	324,170	555,941	473,591

(v) The Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31,			As at June 30,
	2001	**2002**	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Joint ventures	8,502	–	–	–
Related parties	50,774	145,176	40,537	107,620
Third parties	15,541	18,921	20,722	74,634
	74,817	164,097	61,259	182,254

(s) Commitments

(i) Capital commitments

The Group had the following amounts of contractual commitments, for the acquisition and construction of property, plant and equipment:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Contractual commitments	7,526,971	5,873,691	8,704,390	9,095,314

(ii) Operating lease commitments

The Group leases certain of its office premises, aircraft and related equipment under operating lease arrangements. Leases for these assets are negotiated for terms ranging from 1 to 20 years.

The Group had the following minimum lease payments under non-cancelable operating leases:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	712,283	913,625	908,204	1,142,968
In the second to fifth years, inclusive	2,430,006	2,754,362	2,626,283	2,945,628
Over five years	2,178,371	1,858,852	1,317,788	1,212,959
	5,320,660	5,526,839	4,852,275	5,301,555

(t) Distributable reserves

The Company was incorporated on September 30, 2004. As at June 30, 2004, the Company had yet to be incorporated and as such, it did not have any retained profits available for distribution to its shareholders at that date.

(u) Financial instruments

Financial assets of the Group mainly include cash and cash equivalents, pledged assets, trade receivables, other investments, deposits and other receivables. Financial liabilities of the Group mainly include bank and other loans, obligations under finance leases, trade payables, other payables, bills payable and air traffic liabilities.

The carrying amounts of the Group's financial instruments approximated their fair value as at balance sheet date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(v) Concentration of risk

(i) Financial risk management objectives and policies

The Group operates globally and generates revenues in various currencies. The Group's airline operations are exposed to business risk, liquidity risk, jet fuel price risk, foreign currency risk, interest rate risk and credit risk. The Group's overall risk management approach is to moderate the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the board of directors.

(ii) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Factors such as accidents and wars may have a material impact on the Group's operations or the industry as a whole. In addition, the Group primarily conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment, competition and influence of the CAAC in the Chinese civil aviation industry.

(iii) Liquidity risk

The Group's net current liabilities amounted to approximately RMB11,142 million, RMB11,621 million, RMB12,384 million and RMB11,732 million as at December 31, 2001, 2002 and 2003 and June 30, 2004, respectively. The Group recorded a net cash inflow from operating activities of approximately RMB5,538 million, RMB4,069 million, RMB5,511 million, RMB80 million (unaudited) and RMB2,032 million for the three years ended December 31, 2003 and for the six-month periods ended June 30, 2003 and 2004, respectively. For the same periods, the Group had a net cash outflow from investment activities of approximately RMB1,719 million, RMB2,076 million, RMB4,360 million, RMB1,884 million (unaudited) and RMB1,206 million, respectively. The Group also recorded a net cash outflow from financing activities of approximately RMB2,463 million, RMB2,316 million, RMB2,207 million, RMB409 million (unaudited) and RMB703 million for the three years ended December 31, 2003 and for the six-month periods ended June 30, 2003 and 2004, respectively. The Group had the increase in cash and cash equivalents of approximately RMB1,356 million in 2001 and RMB123 million for the six-month period ended June 30, 2004 but the decrease in cash and cash equivalents of approximately RMB323 million, RMB1,057 million and RMB2,214 million (unaudited) for the two years ended December 31, 2003 and for the six-month period ended June 30, 2003, respectively.

With regard to 2004 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain external financing, to meet its committed future capital expenditures. With regard to its future capital commitments and other financing requirements, the Company has already obtained several banking facilities with several PRC banks of up to an amount of RMB71,700 million during 2004 and thereafter. As of October 31, 2004, the Company had a total amount of banking facilities of RMB71,700 million, of which an amount of approximately RMB44,427 million was utilised.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the period ending December 31, 2005. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group prior to the end of 2005. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(iv) Jet fuel price risk

The Group's strategy for managing the risk on jet fuel price aims to provide the Group with protection against sudden and significant increases in prices. In meeting these objectives, the Group allows for the judicious use of approved derivative instruments such as swaps and collars with approved counter-parties and within approved limits.

Moreover, counter-party credit risk is generally restricted to any gains on changes in fair value from time to time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by a counter-party is considered to be unlikely.

The fair values of derivative instruments at the end of each of the Relevant Periods are as follows:

	As at December 31,						As at June 30,	
	2001		2002		2003		2004	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Swaps and collars expiring:								
Within 6 months	5,000	(55,000)	51,000	(28,000)	8,000	(2,400)	60,000	(200)
Over 6 months to 21 months	5,000	(43,000)	18,000	(82,000)	26,000	(3,600)	17,000	(800)
	10,000	(98,000)	69,000	(110,000)	34,000	(6,000)	77,000	(1,000)

Fair values of derivative instruments, denominated in United States dollars, are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money, yield curve and volatility of the underlying instruments.

(v) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in United States dollars, Hong Kong dollars and Japanese yen, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against United States dollars and Hong Kong dollars have been comparatively stable in the past. However, RMB against Japanese yen had experienced a significant level of fluctuation over the Relevant Periods which is the major reason for the significant exchange differences recognised by the Group for the Relevant Periods.

As at December 31, 2002, the Group had a contractual amount of US$3 million (equivalent to approximately RMB25 million) in forward exchange contracts in Taiwanese currency to purchase foreign currencies.

(vi) Interest rate risk

The Group's earnings are also affected by changes in interest rates due to the impact of such changes on interest income and expense from short-term deposits and other interest-bearing financial assets and liabilities. A significant portion of the Group's interest-bearing financial liabilities with maturities above one year have predominately fixed rates of interest and are denominated in United States dollars and Japanese yen.

The Group's short-term deposits and other interest-bearing financial assets and liabilities are predominately denominated in RMB, United States dollars and Hong Kong dollars.

(vii) Credit risk

The Group's cash and cash equivalents are deposited with PRC banks, overseas banks and an associate. The Group has policies in place to limit the exposure to any one financial institution.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB387 million, RMB321 million, RMB342 million and RMB749 million as at December 31, 2001, 2002, 2003 and June 30, 2004, respectively.

Except for the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties.

(w) Interests in joint ventures

As at the end of each of the Relevant Periods and for the years/period then ended, the Group's proportionate share of the assets, liabilities, revenues and expenses of the joint ventures are as follows:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Current assets	505,745	601,098	610,502	643,270
Non-current assets	621,935	604,710	633,369	636,837
	1,127,680	1,205,808	1,243,871	1,280,107
Current liabilities	(654,815)	(628,769)	(728,033)	(721,738)
Non-current liabilities	–	(72,000)	–	–
Net assets	472,865	505,039	515,838	558,369

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Revenues	814,882	930,942	959,938	394,752	561,506
Operating expenses	(684,799)	(785,057)	(848,222)	(385,478)	(500,182)
Finance costs	(26,841)	(25,588)	(21,919)	(9,736)	(9,238)
Share of profits less losses from associates	5,126	(4,740)	1,111	(354)	928
Profit/(loss) before tax	108,368	115,557	90,908	(816)	53,014
Tax	(15,334)	(20,200)	(16,427)	(5,466)	(10,484)
Net profit/(loss)	93,034	95,357	74,481	(6,282)	42,530

Set out below is the breakdown of the Group's share of net assets, revenues and net profit/(loss) from the joint ventures:

	As at December 31,			As at June 30,
	2001	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Share of net assets:				
AMECO	361,504	367,601	382,089	410,577
Other joint ventures	111,361	137,438	133,749	147,792
	472,865	505,039	515,838	558,369

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Share of revenues:					
AMECO	604,862	687,021	752,354	304,676	441,128
Other joint ventures	210,020	243,921	207,584	90,076	120,378
	814,882	930,942	959,938	394,752	561,506
Share of net profit/(loss):					
AMECO	58,682	56,469	56,192	(9,471)	28,488
Other joint ventures	34,352	38,888	18,289	3,189	14,042
	93,034	95,357	74,481	(6,282)	42,530

6. STATEMENT OF CHANGES IN EQUITY

The changes in the owners' equity of the Group for the Relevant Periods and for each of the two six-month periods ended June 30, 2003 and December 31, 2003, prepared on the basis set out in Section 2 above, are as follows:

	Owners' equity
	RMB'000
As at January 1, 2001	3,411,653
Capital contributions	48,575
Distributions	(157,993)
Profit for the year	948,288
As at January 1, 2002	4,250,523
Capital contributions	497,738
Distributions	(227,608)
Profit for the year	499,610
As at January 1, 2003	5,020,263
Capital contributions (unaudited)	20,920
Distributions (unaudited)	(136,606)
Loss for the period (unaudited)	(1,252,522)
As at June 30, 2003 (unaudited)	3,652,055
Capital contributions (unaudited)	2,034,925
Distributions (unaudited)	(206,237)
Profit for the period (unaudited)	1,412,126
As at January 1, 2004	6,892,869
Capital contributions	17,084
Distributions	(40,969)
Profit for the period	788,352
As at June 30, 2004	7,657,336

Notes:

(a) As further described in Section 2, the combined results, combined balance sheets and combined cash flow statements of the Group have been prepared as if the Group had been in existence throughout the Relevant Periods. Upon the incorporation of the Company on September 30, 2004, the historical net value of the assets, liabilities and interests transferred to the Company were converted into the Company's share capital of RMB6,500 million of RMB1.00 each with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Accordingly, a capital reserve, being the difference between the amount of share capital issued and the historical net value of the assets, liabilities and interests transferred to the Company as at September 30, 2004, was presented in the reserves of both the Group and the Company. Separate classes of reserves, including retained profits of the Group prior to the incorporation of the Company (save for the amount as disclosed in note (c) below), were not separately disclosed as all of these reserves (save for the amounts as disclosed in notes (b) and (c) below) had been capitalised and incorporated in the capital reserve of the Group and the Company pursuant to the Restructuring.

(b) As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement (see Section 11(j) for details), the Group will make a payment of approximately RMB378 million to CNAHC. Therefore, this amount was not capitalised by the Group and the Company upon incorporation of the Company.

(c) In accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNAHC, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those of CNAC) contributed to the Group by CNAHC (see Section 4(j)). The net profit attributable to shareholders mentioned above for the said period is calculated after deducting the amount of income tax payable to CNAHC which in turn will settle any tax liability on profit arisen during that period with the relevant tax bureau as detailed in Section 4(i). Pursuant to the Restructuring, such undistributed profits of the Group for the above period are attributable to CNAHC and the Company agreed to pay such amount to CNAHC by way of a distribution (see Section 4(j)). Therefore, this amount was not capitalised by the Group and the Company upon incorporation of the Company.

In addition, in accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNACG, which represents an amount equal to the net profit attributable to shareholders, as determined based on audited accounts prepared in accordance with the PRC GAAP, generated, during the period from January 1, 2004 to September 30, 2004 (the date of incorporation of the Company) by the businesses and operations (excluding those directly contributed by CNAHC) contributed to the Group by the CNAC group, less the 2003 final dividend and 2004 interim dividend amounts already paid by CNAC to CNACG. Pursuant to the Restructuring, such undistributed profits of the Group for the above period are attributable to CNACG and the Company agreed to pay such amount to CNACG by way of a distribution (see Section 4(j)). Therefore, this amount was not capitalised by the Group and the Company upon incorporation of the Company.

(d) On September 9, 2004, CNAHC made a cash contribution of approximately RMB561 million to the Group.

(e) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB886 million to the Company which forms part of the Company's paid-up capital of RMB6,500 million.

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and articles of association of the Company, retained profits available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with the PRC GAAP and the amount determined in accordance with IFRS.

7. COMBINED CASH FLOW STATEMENTS

The combined cash flow statements of the Group for the Relevant Periods prepared on the basis set out in Section 2 above are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(unaudited)	
CASH GENERATED FROM OPERATIONS *(Note a)*	8,454,654	6,659,247	7,787,224	1,252,391	2,964,270
Interest paid	(2,889,116)	(2,559,633)	(2,248,996)	(1,152,954)	(917,080)
Tax paid:					
Mainland China enterprise income tax paid	(25,785)	(23,220)	(17,032)	(18,244)	(14,419)
Overseas taxes paid	(1,496)	(7,310)	(10,550)	(1,384)	(657)
NET CASH INFLOW FROM OPERATING ACTIVITIES	5,538,257	4,069,084	5,510,646	79,809	2,032,114
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant and equipment	(3,384,759)	(2,189,464)	(3,065,218)	(670,900)	(1,401,166)
Proceeds from disposals of property, plant and equipment	947,201	291,045	164,873	201,680	18,177
(Increase)/decrease in lease prepayments	(5,081)	105	(4,939)	52	(40,200)
(Increase)/decrease in advance payments for aircraft and related equipment	671,815	(272,752)	(784,061)	(440,028)	58,963
Net cash settlements of derivatives	(16,826)	38,243	100,921	78,460	28,641
(Increase)/decrease in amounts due from associates	(99,025)	6,896	(18,406)	(92,661)	(20,070)
Increase/(decrease) in amounts due to associates	5,188	50,211	(27,522)	65,576	(442)
Increase in dividend receivable from an associate	–	–	–	–	(56,743)
(Increase)/decrease in time deposits with original maturity of more than three months	(25,784)	(27,629)	22,587	(1,090,130)	(1,015,001)
(Increase)/decrease in pledged deposits	(9,004)	(260,430)	(853,958)	10,216	1,106,925
Interest received	69,749	44,450	18,803	14,838	6,032
Capital contributions to associates	–	(7,014)	(4,000)	–	–
Dividends received on long-term investments	6,629	2,093	406	383	129
Dividends received from associates	120,783	248,579	90,551	38,055	108,993

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Net cash outflow from investing activities	(1,719,114)	(2,075,667)	(4,359,963)	(1,884,459)	(1,205,762)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES	3,819,143	1,993,417	1,150,683	(1,804,650)	826,352
CASH FLOWS FROM FINANCING ACTIVITIES					
New bank and other loans	5,672,347	8,566,170	10,205,236	6,846,170	6,937,744
Repayment of bank and other loans	(4,730,969)	(7,019,047)	(13,371,026)	(5,872,840)	(7,781,866)
Repayment of principal under finance lease obligations	(3,156,555)	(3,804,335)	(1,961,181)	(1,224,344)	(846,112)
Settlement of long-term payables	(197,783)	(182,632)	(132,509)	(87,098)	(80,259)
(Increase)/decrease in net balance due from CNAHC	1,739	(364,392)	1,276,384	15,434	(21,312)
Contributions by CNAHC	48,575	497,738	2,055,845	20,920	17,084
Distributions to CNAHC	(157,993)	(227,608)	(342,843)	(136,606)	(40,969)
Capital contributions received from minority shareholders	1,470	178,139	–	–	1,078,009
Dividends paid to minority shareholders	(12,140)	(33,326)	(14,639)	(8,934)	(6,125)
Receipt of government grants	68,596	72,967	77,338	38,225	40,739
Net cash outflow from financing activities	(2,462,713)	(2,316,326)	(2,207,395)	(409,073)	(703,067)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,356,430	(322,909)	(1,056,712)	(2,213,723)	123,285
Cash and cash equivalents at beginning of year/period	2,612,586	3,969,016	3,646,107	3,646,107	2,589,395
CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD	3,969,016	3,646,107	2,589,395	1,432,384	2,712,680

(a) Cash flows from operating activities

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Profit/(loss) before tax and minority interests	1,609,722	1,039,826	178,279	(1,931,473)	1,260,846
Adjustments for:					
Exchange (gains)/losses, net	(769,099)	345,242	456,094	40,022	8,834
(Gains)/losses on disposal of property, plant and equipment, net	181,243	(161,717)	(17,048)	(33,928)	15,948
(Gains)/losses on fuel derivatives, net	104,826	(85,243)	(169,921)	(112,117)	(76,641)
Dilution gain on investment in a subsidiary	-	(106,040)	-	-	-
Depreciation	3,242,618	3,251,571	3,377,472	1,667,350	1,715,396
Share of profits less losses from associates	(352,829)	(426,494)	(243,093)	110,864	(223,692)
Dividend income on long-term investments	(6,629)	(2,093)	(406)	(383)	(129)
Interest income	(69,749)	(44,450)	(18,803)	(14,838)	(6,032)
Interest expense	2,872,706	2,548,173	2,241,166	1,149,039	914,470
Provision for doubtful debts	5,122	2,427	12,144	9,055	1,447
Provision against inventories, net	56,722	14,742	24,090	23,910	11,277
Operating profit before working capital changes	6,874,653	6,375,944	5,839,974	907,501	3,621,724
(Increase)/decrease in inventories	(61,516)	(41,913)	2,228	33,789	(76,055)
(Increase)/decrease in trade receivables	82,931	(171,057)	(93,284)	132,865	(323,388)
(Increase)/decrease in amounts due from other CNAHC group companies	(26,790)	3,897	(32,309)	16,329	4,798
(Increase)/decrease in prepayments, deposits and other receivables	194,938	297,336	(77,792)	(111,791)	(661,535)
(Increase)/decrease in deposits for aircraft under operating leases	(40,818)	(46,805)	19,288	7,114	23,100
Increase/(decrease) in amounts due to other CNAHC group companies	7,890	4,347	(6,001)	(25,938)	(11,536)
Increase in trade payables	372,284	587,940	806,877	580,314	886,304
Increase/(decrease) in bills payable	162,442	206,325	900,820	(171,400)	(590,102)
Increase/(decrease) in other payables and accruals	666,881	(557,116)	41,676	115,792	31,480
Increase in provision for major overhauls	41,620	61,371	151,486	59,914	78,826
Increase/(decrease) in air traffic liabilities	174,942	(87,715)	276,883	(270,787)	6,426
Provision for early retirement benefit obligations	63,091	84,587	15,272	7,636	3,175
Recognition of deferred income	(57,894)	(57,894)	(57,894)	(28,947)	(28,947)
Cash generated from operations	8,454,654	6,659,247	7,787,224	1,252,391	2,964,270

(b) Analysis of balances of cash and cash equivalents

	Year ended December 31,			Six-month period ended June 30,	
	2001	2002	2003	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Cash and bank balances	3,248,129	3,658,538	3,604,537	1,571,455	2,176,816
Less: Pledged bank balances	(22,115)	(256,930)	(1,117,852)	(261,726)	-
Non-pledged cash and bank balances	3,226,014	3,401,608	2,486,685	1,309,729	2,176,816
Non-pledged time deposits with original maturity of not longer than three months when acquired	743,002	244,499	102,710	122,655	535,864
	3,969,016	3,646,107	2,589,395	1,432,384	2,712,680

(c) Notes to cash flow statements

(i) In 2002, CNACG transferred its entire 51% shareholding interest in Air Macau (the shareholding interest of Air Macau is considered as if it had been directly held by the Company as of January 1, 2001 in accordance with the basis set out in Section 2 of this report) to CNAC, which was then a 70% owned subsidiary of CNACG, for an aggregate consideration of HK$665,000,000 (equivalent to approximately RMB704,900,000). Subsequent to the Disposal, the Group's effective shareholding interest in Air Macau was reduced from 51% to approximately 35% and, accordingly, a gain on deemed disposal of approximately RMB106,040,000 arose.

(ii) Certain share options previously granted by CNAC were exercised on April 4, 2002 for a gross proceed of HK$87,491,000 (equivalent to approximately RMB92,740,000). A gain arising from the deemed disposal of shareholding interests in CNAC of approximately RMB19,080,000 was resulted and recorded in other operating revenues.

8. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that offers services which are subject to risks and returns that are different from those of the other business segments.

Currently the Group's business segment information is divided into four business segments — airline operations, engineering services, airport terminal services and other businesses ("others"). Segment net profit represents revenues less expenses directly attributable to a segment and the relevant portion of enterprise revenues less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on origin and destination of each flight segment. Assets, which consist principally of flight and ground equipment, support the entire worldwide transportation system, are mainly located in the PRC. An analysis of assets and capital expenditure of the Group by geographical distribution has therefore not been included.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Six-month period ended June 30, 2004	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUES						
Sales to external customers	14,948,542	128,798	129,527	104,153	-	15,311,020
Intersegment sales	-	314,367	-	70,319	(384,686)	-
Total revenues	14,948,542	443,165	129,527	174,472	(384,686)	15,311,020
PROFIT FROM OPERATIONS						
Segment results	1,664,760	41,585	94,553	25,627	-	1,826,525
Finance costs	(779,791)	(7,390)	(860)	(1,330)	-	(789,371)
Share of profits less losses from associates	162,804	(7,182)	72,470	(4,400)	-	223,692
Profit before tax	1,047,773	27,013	166,163	19,897	-	1,260,846
Tax						(391,438)
Minority interests						(81,056)
Net profit from operating activities attributable to shareholders						788,352
ASSETS						
Segment assets	52,743,456	1,001,076	261,016	869,494	(1,056,906)	53,818,136
Interests in associates	2,824,064	6,805	141,083	198,469	-	3,170,421
Unallocated assets						243,503
Total assets						57,232,060
LIABILITIES						
Segment liabilities	(46,544,277)	(582,186)	(232,170)	(646,672)	1,056,906	(46,948,399)
Unallocated liabilities						(51,005)
Total liabilities						(46,999,404)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	1,293,322	16,180	9,309	23,392	-	1,342,203
Depreciation of property, plant and equipment	1,679,158	19,566	9,470	7,202	-	1,715,396
Provision for doubtful debts						1,447
Provision against inventories, net						11,277

Six-month period ended June 30, 2003 (unaudited)	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	8,961,954	82,836	117,254	63,866	-	9,225,910
Intersegment sales	-	221,607	-	49,620	(271,227)	-
Total revenues	8,961,954	304,443	117,254	113,486	(271,227)	9,225,910
PROFIT/(LOSS) FROM OPERATIONS						
Segment results	(939,088)	2,051	89,782	11,599	-	(835,656)
Finance costs	(975,222)	(8,921)	(398)	(412)	-	(984,953)
Share of profits less losses from associates	(144,496)	(3,610)	36,506	736	-	(110,864)
Profit/(loss) before tax	(2,058,806)	(10,480)	125,890	11,923	-	(1,931,473)
Tax						535,263
Minority interests						143,688
Net loss from operating activities attributable to shareholders						(1,252,522)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	1,074,499	10,221	9,992	16,216	-	1,110,928
Depreciation of property, plant and equipment	1,632,352	19,606	8,158	7,234	-	1,667,350
Provision for doubtful debts						9,055
Provision against inventories, net						23,910

Year ended December 31, 2003	Airline operations RMB'000	Engineering services RMB'000	Airport terminal services RMB'000	Others RMB'000	Eliminations RMB'000	Total RMB'000
REVENUES						
Sales to external customers	23,910,300	285,493	251,266	194,346	-	24,641,405
Intersegment sales	-	486,705	-	126,485	(613,190)	-
Total revenues	23,910,300	772,198	251,266	320,831	(613,190)	24,641,405
PROFIT FROM OPERATIONS						
Segment results	1,995,224	84,743	173,290	31,007	-	2,284,264
Finance costs	(2,326,582)	(17,631)	(1,160)	(3,705)	-	(2,349,078)
Share of profits less losses from associates	172,016	(18,660)	104,043	(14,306)	-	243,093
Profit/(loss) before tax	(159,342)	48,452	276,173	12,996	-	178,279
Tax						(89,781)
Minority interests						71,106
Net profit from operating activities attributable to shareholders						159,604
ASSETS						
Segment assets	51,284,337	1,076,308	250,923	746,182	(618,687)	52,739,063
Interests in associates	2,747,942	6,984	124,398	188,522	-	3,067,846
Unallocated assets						590,153
Total assets						56,397,062
LIABILITIES						
Segment liabilities	(47,237,228)	(683,204)	(174,326)	(551,813)	618,687	(48,027,884)
Unallocated liabilities						(53,929)
Total liabilities						(48,081,813)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	3,703,236	20,332	38,986	86,725	-	3,849,279
Depreciation of property, plant and equipment	3,309,582	37,119	13,661	17,110	-	3,377,472
Provision for doubtful debts						12,144
Provision against inventories, net						24,090

Year ended December 31, 2002	Airline operations *RMB'000*	Engineering services *RMB'000*	Airport terminal services *RMB'000*	Others *RMB'000*	Eliminations *RMB'000*	Total *RMB'000*
REVENUES						
Sales to external customers	24,435,795	152,868	180,464	214,550	-	24,983,677
Intersegment sales	-	552,037	-	137,436	(689,473)	-
Total revenues	24,435,795	704,905	180,464	351,986	(689,473)	24,983,677
PROFIT FROM OPERATIONS						
Segment results	3,069,934	87,255	56,312	70,878	-	3,284,379
Finance costs	(2,749,010)	(23,410)	(1,235)	(3,432)	-	(2,777,087)
Dilution gain on investment in a subsidiary	106,040	-	-	-	-	106,040
Share of profits less losses from associates	350,661	(10,865)	129,357	(42,659)	-	426,494
Profit before tax	777,625	52,980	184,434	24,787	-	1,039,826
Tax						(369,073)
Minority interests						(171,143)
Net profit from operating activities attributable to shareholders						499,610
ASSETS						
Segment assets	52,697,589	1,046,009	144,344	553,001	(573,171)	53,867,772
Interests in associates	2,596,644	(981)	108,319	198,858	-	2,902,840
Unallocated assets						624,000
Total assets						57,394,612
LIABILITIES						
Segment liabilities	(50,087,236)	(672,211)	(273,301)	(343,603)	573,171	(50,803,180)
Unallocated liabilities						(63,044)
Total liabilities						(50,866,224)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	2,387,864	16,119	31,186	27,047	-	2,462,216
Depreciation of property, plant and equipment	3,179,195	36,895	20,120	15,361	-	3,251,571
Provision for doubtful debts						2,427
Provision against inventories, net						14,742

Year ended December 31, 2001	Airline operations	Engineering services	Airport terminal services	Others	Eliminations	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES						
Sales to external customers	22,216,516	195,314	162,253	162,369	-	22,736,452
Intersegment sales	-	410,014	-	122,298	(532,312)	-
Total revenues	22,216,516	605,328	162,253	284,667	(532,312)	22,736,452
PROFIT FROM OPERATIONS						
Segment results	3,101,049	93,683	52,470	38,903	-	3,286,105
Finance costs	(2,006,954)	(26,378)	(1,260)	5,380	-	(2,029,212)
Share of profits less losses from associates	235,507	(10,034)	132,785	(5,429)	-	352,829
Profit before tax	1,329,602	57,271	183,995	38,854	-	1,609,722
Tax						(552,660)
Minority interests						(108,774)
Net profit from operating activities attributable to shareholders						948,288
ASSETS						
Segment assets	53,130,054	1,050,762	140,621	437,802	(241,087)	54,518,152
Interests in associates	2,461,896	60,507	117,451	227,352	-	2,867,206
Unallocated assets						868,000
Total assets						58,253,358
LIABILITIES						
Segment liabilities	(51,741,789)	(686,994)	(165,348)	(271,813)	241,087	(52,624,857)
Unallocated liabilities						(60,689)
Total liabilities						(52,685,546)
OTHER INFORMATION						
Capital expenditures — property, plant and equipment	2,680,199	8,752	16,388	7,605	-	2,712,944
Depreciation of property, plant and equipment	3,165,849	43,064	18,055	15,650	-	3,242,618
Provision for doubtful debts						5,122
Provision against inventories, net						56,722

The following tables set forth additional information relating to the Group's airline operations for the years ended December 31, 2001, 2002, 2003 and for the six-month periods ended June 30, 2003 and June 30, 2004:

Six-month period ended June 30, 2004	**Airline operations**		
	Air China	**Air Macau**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	14,077,071	871,471	14,948,542
Intersegment sales	–	–	–
Total revenues	14,077,071	871,471	14,948,542
PROFIT FROM OPERATIONS			
Segment results	1,662,158	2,602	1,664,760

Six-month period ended June 30, 2003 (unaudited)	**Airline operations**		
	Air China	**Air Macau**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	8,384,815	577,139	8,961,954
Intersegment sales	–	–	–
Total revenues	8,384,815	577,139	8,961,954
LOSS FROM OPERATIONS			
Segment results	(750,913)	(188,175)	(939,088)

Year ended December 31, 2003	**Airline operations**		
	Air China	**Air Macau**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	22,478,217	1,432,083	23,910,300
Intersegment sales	–	–	–
Total revenues	22,478,217	1,432,083	23,910,300
PROFIT/(LOSS) FROM OPERATIONS			
Segment results	2,207,119	(211,895)	1,995,224

Year ended December 31, 2002	Airline operations Air China	Air Macau	Total
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	22,563,784	1,872,011	24,435,795
Intersegment sales	–	–	–
Total revenues	22,563,784	1,872,011	24,435,795
PROFIT FROM OPERATIONS			
Segment results	3,003,491	66,443	3,069,934

Year ended December 31, 2001	Airline operations Air China	Air Macau	Total
	RMB'000	*RMB'000*	*RMB'000*
REVENUES			
Sales to external customers	20,448,936	1,767,580	22,216,516
Intersegment sales	–	–	–
Total revenues	20,448,936	1,767,580	22,216,516
PROFIT FROM OPERATIONS			
Segment results	3,025,585	75,464	3,101,049

Geographical segments

The following tables present revenues information by geographical segments for the years ended December 31, 2001, 2002 and 2003 and for the six-month periods ended June 30, 2003 and June 30, 2004:

Six-month period ended June 30, 2004	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	7,864,516	893,250	2,032,439	1,504,764	1,566,052	1,449,999	15,311,020
Intersegment sales	–	–	–	–	–	–	–
Total revenues	7,864,516	893,250	2,032,439	1,504,764	1,566,052	1,449,999	15,311,020

Six-month period ended June 30, 2003 (Unaudited)	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	4,813,583	614,898	1,249,463	882,831	908,421	756,714	9,225,910
Intersegment sales	–	–	–	–	–	–	–
Total revenues	4,813,583	614,898	1,249,463	882,831	908,421	756,714	9,225,910

Year ended December 31, 2003	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405
Intersegment sales	–	–	–	–	–	–	–
Total revenues	12,926,434	1,572,902	3,547,743	2,336,207	2,287,004	1,971,115	24,641,405

Year ended December 31, 2002	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	11,867,153	2,017,989	3,486,348	2,254,448	3,081,052	2,276,687	24,983,677
Intersegment sales	–	–	–	–	–	–	–
Total revenues	11,867,153	2,017,989	3,486,348	2,254,448	3,081,052	2,276,687	24,983,677

Year ended December 31, 2001	Domestic	HK/ Macau	Europe	North America	Japan/ Korea	Asia Pacific, others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUES							
Sales to external customers	11,609,440	1,991,941	2,511,333	1,491,146	3,020,252	2,112,340	22,736,452
Intersegment sales	–	–	–	–	–	–	–
Total revenues	11,609,440	1,991,941	2,511,333	1,491,146	3,020,252	2,112,340	22,736,452

9. DIRECTORS' AND SUPERVISORS' REMUNERATION

Save as disclosed in Section 4(g), no remuneration has been paid or is payable in respect of any of the Relevant Periods referred to in this report by the Company or any of the companies now comprising the Group, to the directors and supervisors of the Company. Under the arrangements currently in force, the estimated amount of directors' and supervisors' fees and other emoluments payable to the directors and supervisors of the Company for the year ending December 31, 2004 will be approximately RMB4.7 million, excluding discretionary bonuses payable under directors' and supervisors' service contracts.

10. ULTIMATE HOLDING COMPANY

The directors consider CNAHC, a company established in the PRC, as the ultimate holding company of the Company.

11. SUBSEQUENT EVENTS

(a) The companies now comprising the Group underwent a Restructuring in preparation for the listing of the Company's H Shares on the Hong Kong Stock Exchange and the Official List of the UK Listing Authority. Further details of which are set out in Section 1 of this report.

(b) On September 9, 2004, CNAHC made a cash contribution of approximately RMB561 million to the Group which forms part of the Company's paid-up capital as disclosed in (d) below.

(c) Upon incorporation of the Company, CNAHC effected the transfer of certain land use rights in an aggregate amount of approximately RMB886 million to the Company which forms part of the Company's paid-up capital as disclosed in (d) below.

(d) As described in Section 1 above, the Company was established in the PRC on September 30, 2004 with a paid-up capital of RMB6,500 million.

(e) In connection with the Restructuring, the Company and CNAHC entered into a number of agreements regarding related party transactions subsequent to June 30, 2004, further details of which are set out in the section headed "Connected transactions" in the Prospectus.

(f) On September 30, 2004, the Company entered into an agreement with CNAHC whereby CNAHC agreed to assume the obligation to settle an aggregate amount of approximately RMB757 million of which was recorded by the Group as government grant receivable as at the end of each of the Relevant Periods (June 30, 2004: RMB866 million). This amount is unsecured, interest-free and repayable over eight years commencing from December 31, 2004 by 16 semi-annual instalments to be made by June 30 and December 31 each year. Pursuant to the relevant agreement, the first instalment amount of RMB25 million will be settled by December 31, 2004 and the final instalment amount of approximately RMB32 million will be settled by June 30, 2012, with the remaining 14 semi-annual instalment amounts of RMB50 million each to be settled by June 30 and December 31 each year between 2005 and December 31, 2011.

(g) On February 28, 2004, CNAHC entered into a stock purchase agreement with Shandong Economic Development Investment Company (the "Shandong Aviation Agreement") to acquire a 42% equity interest in Shandong Aviation Group Corporation ("Shandong Aviation") for a consideration of approximately RMB290 million. Pursuant to the Shandong Aviation Agreement, CNAHC is required to make a further capital injection of approximately RMB105 million into Shandong Aviation, such that, upon completion of the aforesaid acquisition, CNAHC would hold a 48% equity interest in Shandong Aviation.

In addition to the above, on February 28, 2004, CNAHC entered into a stock purchase agreement with Shandong Aviation (the "Shandong Airlines Agreement") to acquire 22.8% equity interest in Shandong Airlines Co., Ltd. ("Shandong Airlines") from Shandong Aviation for a consideration of approximately RMB166 million.

Pursuant to the Restructuring Agreement entered into with CNAHC, CNACG and the Company, CNAHC would transfer to the Company all of its rights and liabilities under Shandong Aviation Agreement and Shandong Airlines Agreement and the Company would assume all of CNAHC's equity interest in Shandong Aviation and Shandong Airlines. On October 8, 2004, CNAHC transferred all of its rights and liabilities under the aforesaid acquisition agreements. As at the date of this report, all the pre-completion undertakings of Shandong Aviation Agreement and Shandong Airlines Agreement have not been fully fulfilled and, therefore, these acquisition agreements have not been completed as at the date of this report. Upon completion of the aforesaid acquisition agreements, Shandong Aviation and Shandong Airlines will be accounted for as associates of the Company and their financial statements will be equity accounted for in the Group's combined financial statements. Estimated goodwill arising on the above acquisitions is approximately RMB183 million (unaudited).

(h) On April 21, 2004, Fly Top Limited, a wholly-owned subsidiary of CNAC, entered into the following acquisition agreements which were supplemented on April 26, 2004:

(i) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in BACL ("BACL Agreement") for a consideration of RMB294 million; and

(ii) a share purchase agreement with Air China International Corporation in relation to the acquisition of 60% of the equity interest in SWACL ("SWACL Agreement") for a consideration of RMB67 million.

On November 12, 2004, all the pre-completion undertakings of BACL Agreement and SWACL Agreement were completed and these two acquisition agreements were effective on that date accordingly.

On April 20, 2004, Air China International Corporation entered into a stock transfer agreement with Hongkong Southwest Air Catering Limited ("HKSACL Agreement"), the minority shareholder of SWACL, pursuant to which, Air China International Corporation disposed of 15% of the equity interest in SWACL to Hongkong Southwest Air Catering Limited for a consideration of approximately RMB17 million. On November 12, 2004, all the pre-completion undertakings of HKSACL Agreement were completed and this agreement was effective on that date accordingly.

Immediately after the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group's effective shareholding interests in BACL and SWACL reduced from 60% and 75% to approximately 41% and 41%, respectively.

(i) On August 19, 2004, Fly Top Limited entered into the following acquisition agreements:

(i) a sale and purchase agreement with CNACG in relation to the acquisition of approximately 16% of the issued share capital of LSG Lufthansa Service Hong Kong Limited ("LLSHK"), a company incorporated in Hong Kong with limited liability ("CNACG Agreement") for a consideration of HK$89 million (equivalent to approximately RMB94.3 million); and

(ii) a sale and purchase agreement with Hong Kong International Air Catering Limited ("HKIAC"), a company incorporated in Hong Kong with limited liability and in which Air China International Corporation has a 25% equity interest, in relation to the acquisition of approximately 4.2% of the issued share capital of LLSHK ("HKIAC Agreement") for a consideration of HK$24.5 million (equivalent to approximately RMB26 million).

As at the date of this report, all the pre-completion undertakings of CNACG Agreement and HKIAC Agreement have not been fully fulfilled and, therefore, these two acquisition agreements have not been completed as at the date of this report.

Immediately after the completion of the CNACG Agreement and HKIAC Agreement, the Group's effective shareholding interests in LLSHK is approximately 14%.

(j) As a result of the completion of BACL Agreement, SWACL Agreement and HKSACL Agreement, the Group will make a payment of approximately RMB378 million to CNAHC, details of which are set out in Section 4(j).

(k) In accordance with the Provisional Regulation Relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment notice issued by the Ministry of Finance and pursuant to the Restructuring, after the Company's incorporation, the Group is required to make a distribution to CNAHC and CNACG, details of which are set out in Section 4(j).

(l) Subsequent to June 30, 2004 and up to the date of this report, distribution totalling approximately RMB15 million was declared by a subsidiary of the Company.

(m) On July 25, 2004, the PRC government narrowed the shortfall guarantee for third-party war liability, from the range of US$50 million to US$1.25 billion, to the range of US$150 million to US$1.25 billion. The additional cost incurred as a result of such change in government policy will be approximately US$783,000 (equivalent to approximately RMB6.5 million) for the remaining year 2004.

(n) Certain counter-guarantees provided by CNAHC against certain of the Group's finance lease obligations, bank loans and operating lease arrangements in an aggregate amount of RMB7,609 million as at June 30, 2004 were released subsequently.

(o) Save as aforesaid, no other significant events took place subsequent to June 30, 2004.

12. SUBSEQUENT FINANCIAL STATEMENTS

No audited accounts have been prepared for the Company or any of the companies comprising the Group in respect of any period subsequent to June 30, 2004 and save as disclosed in this report, no dividend or other distribution has been declared, made or paid in respect of any period subsequent to June 30, 2004.

II. INDEBTEDNESS

The table below sets forth the Group's total outstanding indebtedness as at December 31, 2004.

	Notes	As at December 31, 2004 Repayable Within One Year RMB	Repayable After One Year RMB (in millions)	Total RMB
Bank and other loans	(1)	8,928	12,897	21,825
Finance lease obligations	(2)	1,705	10,576	12,281
Bills payable		362	–	362
Total		10,995	23,473	34,468

	As at December 31, 2004 Total Indebtedness RMB (in millions)
Indebtedness denominated in U.S. dollars (US$2,687 million)	22,238
Indebtedness denominated in Japanese yen (Japanese yen 48,108 million)	3,834
Indebtedness denominated in Renminbi	8,396
Total	34,468

Notes:

(1) The Group's bank loans of approximately RMB13,710 million were secured by mortgages over certain of the Group's assets (consisting of aircraft and related equipment and bank deposits) in the amount of approximately RMB16,650 million as of December 31, 2004. Certain commercial banks have provided guarantees in the amount of approximately RMB8,294 million to which certain major PRC state-owned banks have provided counter-guarantees in the amount of RMB5,943 million.

(2) The Group's finance lease obligations of approximately RMB12,281 million were secured by certain of the Group's assets (consisting of aircraft and bank deposits) in the amount of approximately RMB12,015 million as of December 31, 2004. Certain commercial banks have provided guarantees in the amount of approximately RMB14,785 million to which certain major PRC state-owned banks have provided counter-guarantees of RMB3,074 million.

As of December 31, 2004, CNAHC provided counter-guarantees for certain of the Group's finance lease obligations and bank loans in an aggregate amount of approximately RMB2,376 million. In addition, CNAF, an associate of the Group, provided counter-guarantees for certain of the Group's finance lease obligations and bank loans in an aggregate amount of approximately RMB4,737 million.

As of December 31, 2004, certain of the Group's bank deposits in the amount of approximately RMB36 million were pledged against the Group's aircraft operating leases and financial derivatives.

Except as disclosed above, as at December 31, 2004, the Group did not have any outstanding mortgages, charges, pledges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits or any guarantees.

Contingent liabilities

Pursuant to the restructuring of CNAHC in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited and the Official List of the UK Listing Authority, the following legal matters and litigation set out in items (i) to (iii) below were transferred to or assumed by the Company upon its incorporation. As of December 31, 2004, the Group had the following contingent liabilities:

(i) Pursuant to the agreement for the restructuring (the "Restructuring Agreement") entered into by the Company with CNAHC and China National Aviation Corporation (Group) Limited ("CNACG"), except for liabilities constituting or arising out of or relating to business undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CNAHC and CNACG. The Company has also undertaken to indemnify CNAHC and CNACG in respect of any damage suffered or incurred by CNAHC and CNACG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(ii) On April 15, 2002, Flight CA129 crashed on approach to Gimhae International Airport, South Korea. There were 129 fatalities among 166 passengers and crew members aboard the Boeing 767 aircraft. An investigation was conducted by the Chinese and the Korean civil aviation authorities, but the cause of the accident has yet to be released at the date of this circular. Certain injured passengers and families of the deceased passengers have commenced proceedings in Korean courts seeking damages against Air China International Corporation. The Group cannot predict the timing of the courts' judgements or the possible outcome of the lawsuits nor any

possible appeal actions. Although the outcome of the outstanding and possible future litigation cannot be ascertained as at the date of this circular, it is anticipated that the costs of settling the above-mentioned claims and other incidental costs incurred will be covered by the master policy underwritten by an insurance company maintained by the General Administration of Civil Aviation of China on behalf of Air China International Corporation. Up to December 31, 2004, approximately RMB31 million and approximately RMB64 million of the passenger liability claimed and the auxiliary costs incurred, respectively, have been prepaid by Air China International Corporation or the Company, of which approximately RMB74 million has been recovered from the Company's insurer as at the date of this circular. As part of the Restructuring, CNAHC has agreed to indemnify the Group for any liabilities relating to the crash of Flight CA129, excluding the compensation already paid up to September 30, 2004 (being the date of incorporation of the Company). The directors of the Company believe that there will not be any material adverse impact to the Group's financial position.

(iii) Air China International Corporation is one of the defendants in a civil litigation in the High Court of Hong Kong (Action No. 515 of 2001) ("Litigation"). United Aero-Supplies System of China Limited ("UASSC") had entered into an agreement with the defendants for the exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to New Link Consultants Limited ("NLC"). Air China International Corporation, as one of the defendants to the Litigation, has been claimed by NLC for compensation of HK$60,000,000 (equivalent to approximately RMB63,600,000) for failing to perform the above agreement. Air China International Corporation has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial. Air China International Corporation received an order in respect of this application on May 3, 2004. The judge granted the application and ordered that the action against Air China International Corporation be dismissed. Subsequent to this order, NLC has filed an appeal. The date for hearing of the appeal has been fixed on July 28, 2005. After considering the aforesaid order granted by the judge and consulting the legal counsel, the directors of the Company consider that Air China International Corporation has a reasonable chance of success in its defence to the claim. Accordingly, the directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

(iv) The Group has issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31, 2004 *RMB (in millions)*
Associates	317

(v) In addition to the counter-guarantees provided by CNAF in respect of the Group's finance lease obligations and bank loans for RMB4,737 million as disclosed above, the Group's associates have issued guarantees to banks in respect of the bank loans granted to the following parties:

	As at December 31, 2004 *RMB (in millions)*
Related parties	106
Third parties	88
Total	194

Except for as disclosed above, the directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since December 31, 2004.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules are as follows:

Name of interested party	Name of Group member	Number of shares interested	Approximate percentage of shareholding
Zhang Xianlin	CNAC	33,126,000	1%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies. For this purpose, the relevant provisions of the SFO will be interpreted as if they applied to the Company's Supervisors.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO or otherwise persons who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

The Company

Name of shareholder	Type of shareholding	Type of shares	Number of shares held	% of the total issued H shares of the Company	% of the total issued share capital of the Company	% of the total issued domestic shares of the Company	Short position
CNAHC	Direct holding	Domestic shares	4,826,195,989	–	51.16%	100%	–
CNACG	Direct holding	Non-H foreign shares	1,380,482,920	–	14.64%	–	–
Cathay Pacific	Direct holding	H shares	943,321,091	29.24%	10.00%	–	–
HKSCC	Direct holding	H shares	2,193,060,909	67.97%	23.25%	–	–

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. Among the 2,193,060,909 H shares held by HKSCC Nominees Limited, Wellington Management Company, LLP had an interest in 153,112,100 H shares of the Company (representing approximately 5.45% of its then total issued H shares).

2. Among the 2,193,060,909 H shares held by HKSCC Nominees Limited, Aranda Investments (Mauritius) Pte Ltd. had an interest in 292,000,000 H shares of the Company (representing approximately 10.40% of its then issued H shares).

3. Among the 2,193,060,909 H shares held by HKSCC Nominees Limited, Temasek Holdings (Private) Limited had an interest in 399,950,000 H shares of the Company (representing approximately 14.25% of its then issued H shares), out of which the interest in 292,000,000 H shares were held through Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares were held through Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited, respectively.

The Subsidiaries

Name of subsidiary	Name of shareholder	Type of shareholding	Approximate % of shareholding
Air Macau	CNAC	Direct shareholding	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	Direct shareholding	15%
Ameco	Lufthansa	Direct shareholding	40%
Air China Cargo	Capital Airport Holding Company	Direct shareholding	24%
Air China Cargo	CITIC Pacific	Direct Shareholding	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. MATERIAL CONTRACTS

Except as disclosed in the section headed "Further Information of our Business – Summary of Material Contract" of Appendix IX to the Company's prospectus dated 3 December 2004, no material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

5. LITIGATION

As at the Latest Practical Date, other than as set out in the section headed "Business – Safety" and Note 5(r) to the Accountant's Report in the prospectus of the Company dated 3 December 2004, there was no litigation or claims of material importance pending or threatened against any member of the Group.

6. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 30 June 2004, the date to which the latest published audited Financial Statements of the Group were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Group.

(b) None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

7. SERVICE CONTRACTS

Except as disclosed in the section headed "Further Information about our Directors and Supervisors – Particulars of Directors' and Supervisors' Service Agreements" in Appendix IX to the Company's prospectus dated 3 December 2004, none of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

8. NO MATERIAL ADVERSE CHANGE

The Directors confirm that other than the items described in Notes 4(iii), (v) and (vi) to the Pro Forma Statement of Net Assets in the section headed "Financial Information – Pro Forma Statement of Net Assets" of the prospectus of the Company dated 3 December 2004, there has been no material adverse change in the Company's financial or trading position since 30 June 2004, being the date to which the latest published audited accounts of the Company have been made up.

9. PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 72 of the Articles of Association of the Company, at any general meeting of shareholders of the Company a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. More details of the procedure for demanding a poll were set out in Appendix VIII "Summary of Articles of Association" to the Company's prospectus dated 3 December 2004.

10. MISCELLANEOUS

(a) The joint secretaries of the Company are Fan Cheng and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Chan Wai Kwong Joel. Mr. Chan is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9/F, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, China.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 5th Floor, CNAC House, 12 Tung Fai Road, Hong Kong International Airport, Hong Kong up to and including 17 March 2005:

(a) the articles of association of the Company; and

(b) the audited financial information of the Group, the text of which is set out in Appendix I to this circular.

Attachment 79

:: Investor

Investment Service Centre

Listed Companies Information

AIR CHINA<00753> - Unusual volume movement

The Stock Exchange has received a message from Air China Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save as disclosed in the 2005 annual results announcement of the Company dated 18 April 2006 and the major transaction announcement dated 20 April 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company whose directors individually and jointly accept responsibility for the accuracy of this statement.
Air China Limited

Zheng Baoan   Li Man Kit
Joint Company Secretaries
Beijing, PRC
21 April 2006

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry*, Wu Zhipan* and Zhang Ke*

* Independent non-executive director of the Company"

Attachment 80



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

MAJOR TRANSACTION: PURCHASE OF 15 BOEING 737 AIRCRAFT

The Company hereby announces that on 19 April 2006, the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 737 aircraft from Boeing Company.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 19 April 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 737 aircraft from Boeing Company. The Boeing Aircraft Purchase Agreement was entered into pursuant to a framework agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation on 11 April 2006 (the ***2006 Framework Agreement***).

The details of the Transaction are summarized as follows:

Date of the Transaction:

19 April 2006

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii)Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 15 Boeing 737 aircraft

Consideration:

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$982.8 million (HK$7,626.5 million). The aircraft price is subject to price escalation by applying a formula. Boeing has granted to the Company significant price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by the Company, including the market condition, the type, number and delivery schedule of aircraft being purchased, and the terms of the 2006 Framework Agreement, the extent of the price concessions granted to the Company in the Transaction is comparable with the price concessions that the Company had obtained in the previous aircraft purchase entered into between the Company and Boeing Company on 8 August 2005 (the ***2005 Aircraft Purchase***). The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rule 14.58(4) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

The Boeing Aircraft Purchase Agreement was signed pursuant to the 2006 Framework Agreement. The 2005 Aircraft Purchase was entered into pursuant to an umbrella agreement entered into between Boeing Company and airline companies including the Company in January 2005. The aircraft purchase agreement entered into between the Company, AIE and Boeing Company on 17 January 2006 (the ***2006 Aircraft Purchase***) was entered into pursuant to an umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase and 2006 Aircraft Purchase. Accordingly, the Transaction, the 2005 Aircraft Purchase and the 2006 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from early 2009 to 2010.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	15 Boeing 737 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 19 April 2006 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States

"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NDRC"	the National Development and Reform Commission of the People's Republic of China
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 19 April 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 82

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of Air China Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 10 BOEING 737 AIRCRAFT
DISCLOSEABLE TRANSACTION

29 March 2006

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 4
2. The Boeing Aircraft Purchase Agreement 5
3. Effect of the Transaction 7
4. Additional Information 7

Appendix – General Information 8

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AIE"	Air China Group Import and Export Trading Co. (國航集團進出口貿易公司), a company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company as at the date of this circular
"Air China Cargo"	Air China Cargo Co., Ltd. (中國國際貨運航空有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 51% of its registered capital owned by the Company as at the date of this circular
"Air Macau"	Air Macau Company Limited, a company with limited liability incorporated under the laws of Macau and with 51.0% of its share capital owned by CNAC (Macau) as at the date of this circular
"Ameco"	Aircraft Maintenance and Engineering Corporation, Beijing (北京飛機維修工程有限公司), a company with limited liability incorporated under the laws of the People's Republic of China and with 60% of its registered capital owned by the Company as at the date of this circular
"Board"	the board of directors of the Company
"Boeing Aircraft"	10 Boeing 737 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft acquisition agreement dated 17 January 2006 pursuant to which the Company has agreed to acquire and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated under the laws of Delaware of the United States
"Cathay Pacific"	Cathay Pacific Airways Limited

"CNAC"	China National Aviation Company Limited, a company with limited liability incorporated under the laws of Hong Kong and listed on The Stock Exchange of Hong Kong Limited with stock code 1110 and with approximately 68.36% of its share capital owned by the Company as at the date of this circular
"CNAC (Macau)"	China National Aviation Corporation (Macau) Company Limited, a company with limited liability incorporated under laws of Macau and a wholly-owned subsidiary of CNAC as at the date of this circular
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of CNAHC as at the date of this circular
"CNAHC"	China National Aviation Holding Company, a company incorporated under the laws of the People's Republic of China which currently directly owns approximately 51.16% of the Company's share capital as at the date of this circular
"the Company"	Air China Limited, a company incorporated under the laws of the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Latest Practicable Date"	24 March 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau and Taiwan

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisor(s) of the Company
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Directors:

Non-executive Directors:
Li Jiaxiang *(Chairman)*
Kong Dong *(Vice Chairman)*
Wang Shixiang *(Vice Chairman)*
Yao Weiting

Executive Directors:
Ma Xulun
Cai Jianjiang
Fan Cheng

Independent Non-executive Directors:
Hu Hung Lick, Henry
Wu Zhi Pan
Zhang Ke

Registered address:
9th Floor, Blue Sky Mansion
28 Tianzhu Road
Zone A
Tianzhu Airport Industrial Zone
Shunyi District
Beijing
PRC

Principal place of business in Hong Kong:
5th Floor, CNAC House
12 Tung Fai Road
Hong Kong International Airport
Hong Kong

29 March 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 10 February 2006, the Company announced that on 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

2. THE BOEING AIRCRAFT PURCHASE AGREEMENT

(1) Date of the Transaction

17 January 2006

(2) Parties to the Transaction

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

(3) Aircraft to be acquired

Boeing Aircraft, i.e.10 Boeing 737 aircraft

As at the Latest Practicable Date, the Company operated a fleet of 180 aircraft, including 172 passenger aircraft, 6 freighters and two corporate jets.

(4) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$655.2 million. The airframe price is subject to price escalation by applying a formula. Boeing has granted to the Company significant price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by the Company, including the market condition, the type, number and delivery schedule of aircraft being purchased, and the terms of the umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005 (the ***Umbrella Agreement***), the extent

of the price concessions granted to the Company in the Transaction is comparable with the price concessions that the Company had obtained in the previous aircraft purchase transaction entered into between the Company and Boeing Company on 8 August 2005 (the ***2005 Aircraft Purchase***). The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole.

The Boeing Aircraft Purchase Agreement was signed pursuant to the Umbrella Agreement. The 2005 Aircraft Purchase was signed pursuant to an umbrella agreement entered into between Boeing Company and the airline companies including the Company in January 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase. Accordingly, the Transaction and the 2005 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction on its own constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in eight instalments, with first seven instalments to be paid prior to delivery of each Boeing Aircraft and the remaining balance, being a substantial portion of the consideration, to be paid upon delivery of each Boeing Aircraft. The Company is expecting to take delivery of the Boeing Aircraft in stages from end 2007 to end 2008.

(6) Source of funding

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company and subject to the completion of the proposed A share issue as set out in the announcement by the Company dated 9 February 2006, the proceeds from the A share issue.

(7) Reasons for and benefits of the Transaction

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

3. EFFECT OF THE TRANSACTION

Based on the technical specifications of the Boeing Aircraft, the Company expects the Boeing Aircraft to operate with a higher utilization rate, more efficient jet fuel consumption and relatively low maintenance cost. This will enable the Company to operate on a cost-efficient basis and would potentially have a positive effect on the earnings of the Company.

As mentioned above, the Transaction will be partly financed by commercial bank loans and other debt instruments of the Company. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in 2006 in respect of the Transaction is approximately RMB873 million. However, the Company does not expect the Transaction to have any material negative impact on its cash-flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

4. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Li Jiaxiang
Chairman

Beijing, the PRC

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, Mr. Zhang Xianlin, a Supervisor of the Company, had interests in 33,126,000 shares, which represents approximately 1% of the share capital of CNAC.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the knowledge of the Directors, Supervisors and chief executive of the Company, the interests and short positions of the following persons (other than a Director, Supervisor or chief executive of the Company) who have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or who are, directly or indirectly, interested in 10% or

more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

(a) Substantial interests in the Company

Name	Type of interests	Type and number of shares of the Company concerned	Percentage of the total issued shares of the Company	Percentage of the total issued domestic shares of the Company	Percentage of the total issued non-H foreign shares of the Company	Percentage of the total issued H shares of the Company	Short position
CNAHC	Beneficial owner	4,826,195,989 domestic shares	51.16%	100%	-	-	-
CNAHC[(1)]	Attributable interests	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
China National Aviation Corporation (Group) Limited	Beneficial owner	1,380,482,920 non-H foreign shares	14.64%	-	100%	-	-
Cathay Pacific	Beneficial owner	943,321,091 H shares	10.00%	-	-	29.24%	-
Swire Pacific Limited[(2)]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons Limited[(2)]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
John Swire & Sons (H.K.) Limited [(2)]	Attributable interests	943,321,091 H shares	10.00%	-	-	29.24%	-
Wellington Management Company, LLP[(3)]	Investment manager	153,112,100 H shares	1.62%	-	-	4.75%	-
HSBC Halbis Partners (Hong Kong) Limited	Investment manager	163,840,000 H shares	1.74%			5.08%	
Temasek Holdings (Private) Limited[(4)]	Attributable interests	400,450,000 H shares	4.25%	-	-	12.41%	-

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1. By virtue of CNAHC's 100% interest in China National Aviation Corporation (Group) Limited, CNAHC is deemed to be interested in the 1,380,482,920 non-H foreign shares of the Company directly held by China National Aviation Corporation (Group) Limited.

2. By virtue of John Swire & Sons Limited's 100% interest in John Swire & Sons (H.K.) Limited and their approximately 30% equity interest and 53% voting rights in Swire Pacific Limited, and Swire Pacific Limited's approximately 46% interest in Cathay Pacific, John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited are deemed to be interested in the 943,321,091 H shares of the Company directly held by Cathay Pacific.

3. Pursuant to the last notification filed by Wellington Management Company, LLP dated 20 December 2005, it had an interest of 5.45% of the total issued H shares of the Company. Given subsequent issuance of H shares pursuant to the over-allotment option in January 2005, the Company believes the interests of Wellington Management Company, LLP in the total issued shares and in the total issued H shares of the Company have been reduced to 1.62% and 4.75%, respectively, as at 30 June 2005.

4. Temasek Holdings (Private) Limited, through its controlled entities, had an attributable interest in 400,450,000 H shares of the Company , out of which the interest in 292,500,000 H shares (representing approximately 9.07% of the total issued H shares) was held directly by Aranda Investment (Mauritius) Pte Ltd. and the interest in the remaining 107,950,000 H shares was held directly by Dahlia Investments Ptd Ltd, FPL Alpha Investment Pte Ltd and Fullerton (Private) Limited.

(b) Substantial interests in CNAC

	Capacity	No. of shares	Percentage of the issued share capital
CNAHC[1]	Attributable interest	2,264,628,000	68.36
The Company[2]	Beneficial owner	2,264,628,000	68.36
Best Strikes Limited	Beneficial owner	187,656,000	5.66
On Ling Investments Limited[3]	Attributable interest	322,856,000	9.75
Novel Investments Holdings Limited[3]	Attributable interest	322,856,000	9.75
Novel Enterprises Limited[3]	Attributable interest	322,856,000	9.75
Novel Enterprises (BVI) Limited[3]	Attributable interest	322,856,000	9.75
Novel Credit Limited[3]	Attributable interest	322,856,000	9.75
Novel Holdings (BVI) Limited[3]	Attributable interest	322,856,000	9.75
Westleigh Limited[3]	Attributable interest	322,856,000	9.75

Notes:

1. CNAHC owns approximately 51.16 per cent of the total issued share capital of the Company and the entire issued share capital of CNACG, a company incorporated in Hong Kong, which in turn owns approximately 14.64 per cent of the total issued share capital of the Company. Accordingly its interests in CNAC duplicate with those interest of the Company.

2. CNAGC, the Company's former immediate controlling shareholder, transferred its approximately 69 per cent shareholding interest in CNAC to the Company in September 2004 by way of a capital contribution in return for the Company's non-H foreign shares, as such the Company becomes the immediate controlling shareholder of CNAC. Its interest in CNAC duplicates with those interests of CNAHC.

3. 5.6% of the interest held by each of these companies in CNAC duplicates with Best Strikes Limited's interest in CNAC. The interests of these companies in CNAC also duplicate each other.

(c) Substantial interests in other members of the Group

Member of the Group	Name	Approximate % of share capital
Air Macau	CNAC	51%
Air Macau	Sociedale de Turismo e Diversaes de Macau	14%
Air Macau	Servico, Administracao e Participacoes, Lda.	20%
Ameco	Deutsche Lufthansa AG	40%
Air China Cargo	Capital Airport Holding Company	24%
Air China Cargo	CITIC Pacific Limited	25%

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the SFO, or otherwise was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. LITIGATION

As at the Latest Practical Date, the litigation or claims of material importance pending or threatened against a member of the Group are as disclosed in the fourth paragraph of the section headed "Capital Commitments and Contingent Liabilities" and note 17 to the unaudited condensed consolidated interim financial statements in the Company's 2005 interim report dated 5 September 2005.

Except as disclosed above, there was no litigation or claims of material importance pending or threatened against any member of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The joint company secretaries of the Company are Zheng Baoan and Li Man Kit. Mr. Li is an associate member of the Institute of Chartered Secretaries and Administrators, UK and the Hong Kong Institute of Company Secretaries.

(b) The qualified accountant of the Company is David Tze-kin Ng. Mr. Ng is a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered address of the Company is at 9th Floor, Blue Sky Mansion, 28 Tianzhu Road, Zone A, Tianzhu Airport Industrial Zone, Shunyi District, Beijing, PRC. The head office of the Company is at South Terminal, Beijing Capital International Airport, Chaoyang District, Beijing, PRC.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Attachment 83



中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

Announcement of the Resolutions Passed at the Domestic Shareholders Class Meeting, Foreign Shareholders Class Meeting and the Extraordinary General Meeting and Appointment of Director

- The Board of the Company is pleased to announce the results of the resolutions passed at the Domestic Shareholders Class Meeting, Foreign Shareholders Class Meeting and the EGM of the Company held on 28 March 2006.
- The Domestic Shareholders and Foreign Shareholders have passed the resolutions in relation to the A Share Issue.
- The Shareholders have passed all the resolutions at the EGM in relation to the A Share Issue, the proposed amendments to the articles of association of the Company, the rules and procedures for general meetings, board meeting, meeting of supervisors and connected transaction decision making system and the appointment of Mr. Jia Kang as an independent non-executive director of the Company.

The board of directors (the "Board") of Air China Limited (the "Company") is pleased to announce that the domestic shareholders class meeting ("Domestic Shareholders Class Meeting"), the foreign shareholders class meeting (the "Foreign Shareholders Class Meeting") and the extraordinary general meeting ("EGM") was held on Tuesday, 28 March 2006 at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC.

The holders of domestic shares of the Company (the "Domestic Shareholders") and the holders of non-H foreign shares and H shares (the "Foreign Shares") of the Company (the "Foreign Shareholders") have passed the resolutions in relation to the public offering of not more than 2.7 billion A shares by the Company in the PRC at the respective class meetings (the "A Share Issue"). The shareholders of the Company (the "Shareholders") have passed all the resolutions at the EGM in relation to the A Share Issue, the proposed amendments to the articles of association of the Company (the "Articles of Association"), the rules and procedures for general meetings, board meeting, meeting of supervisors and connected transaction decision making system and the appointment of Mr. Jia Kang as an independent non-executive director of the Company.

THE FOREIGN SHAREHOLDERS CLASS MEETING

Pursuant to the notice of Foreign Shareholders Class Meeting dated 9 February 2006, the Foreign Shareholders Class Meeting was held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006.

The number of issued Foreign Shares of the Company as at the date of the Foreign Shareholders Class Meeting was 4,607,014,920 shares, which was the total number of shares entitling the Foreign Shareholders to attend and vote for or against any of the resolutions proposed at the Foreign Shareholders Class Meeting. There were no restrictions on any Foreign Shareholder of the Company casting votes on any of the proposed resolutions at the Foreign Shareholders Class Meeting. The Foreign Shareholders and authorized proxies holding an aggregate 3,092,152,049 shares, representing 67.12% of the total voting Foreign Shares of the Company were present at the Foreign Shareholders Class Meeting. The holding of the Foreign Shareholders Class Meeting was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association. The Foreign Shareholders Class Meeting was chaired by Mr. Li Jiaxiang, the chairman of the Company.

The poll results in respect of the proposed resolutions at the Foreign Shareholders Class Meeting were as follows:

SPECIAL RESOLUTION	Votes of Foreign Shareholders	
	For	**Against**
Conditional upon the approval of the same by the Domestic Shareholders Class Meeting and by shareholders of the Company at the EGM, the public offering of not more than 2.7 billion A Shares of the Company in the PRC was approved.	3,066,653,049 (99.18%)	25,499,000 (0.82%)
	Votes of holders of H Shares	
	For	**Against**
	1,686,170,129 (98.51%)	25,499,000 (1.49%)
As more than two-thirds of the votes of Foreign Shareholders and that of holders of H Shares attending the meeting were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

THE DOMESTIC SHAREHOLDERS CLASS MEETING

Pursuant to the notice of the Domestic Shareholders Class Meeting dated 9 February 2006, the Domestic Shareholders Class Meeting was held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006. The number of issued domestic shares as at the date of the Domestic Shareholders Class Meeting was 4,826,195,989 shares, which was the total number of shares entitling the Domestic Shareholders to attend and vote for or against the resolutions considered at Domestic Shareholders Class Meeting. There were no restrictions on any Domestic Shareholder of the Company casting votes on any of the proposed resolutions at the Domestic Shareholders Class Meeting. China National Aviation Holding Company ("CNAHC"), the controlling shareholder of the Company and the sole Domestic Shareholder of the Company, was entitled to attend and vote for or against the resolutions considered at such class meeting. CNAHC was present at the Domestic Shareholders Class Meeting. This holding of the Domestic Shareholders Class Meeting was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association. The Domestic Shareholders Class Meeting was chaired by Mr. Li Jiaxiang, the chairman of the Company.

The poll results in respect of the proposed resolution at the Domestic Shareholders Class Meeting were as follows:

SPECIAL RESOLUTION	Votes of Domestic Shareholders	
	For	**Against**
Conditional upon the approval of the same by the Foreign Shareholders Class Meeting and by shareholders of the Company at the EGM, the public offering of not more than 2.7 billion A Shares of the Company in the PRC was approved.	4,826,195,989 (100.00%)	0.00 (0.00%)
As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

THE EXTRAORDINARY GENERAL MEETING

Pursuant to the notice of EGM of the Company dated 9 February 2006, the EGM was held at The Conference Room, 29/F, Air China Building, 36 Xiaoyun Road, Chaoyang District, Beijing, PRC, on 28 March 2006. The number of issued shares of the Company as at the date of the EGM was 9,433,210,909 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM. There were no restrictions on any Shareholder casting votes on any of the proposed resolutions at the EGM. Shareholders of the Company and authorized proxies holding an aggregate 7,918,348,038 shares, representing 83.94% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association. The EGM was chaired by Mr. Li Jiaxiang, the chairman of the Company.

The poll results in respect of the proposed resolution at the EGM were as follows:

		SPECIAL RESOLUTION	Votes of Shareholders	
			For	**Against**
1.	Each of the following resolutions in relation to A Share Issue of the Company approved:			
	(1)	Class of Shares: RMB denominated ordinary shares (i.e. A Shares);	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(2)	Nominal value: RMB1.00 each;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(3)	Total number of A Shares to be issued: not more than 2,700,000,000 A Shares;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

			For	Against
	(4)	Target subscribers: qualified institutional investors as approved by CSRC and the placees through online offering based on market share value (詢價對象及網上市值配售對象), and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue.	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(5)	Issue price: The issue price shall be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable regulations;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(6)	Place of listing: Shanghai Stock Exchange;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(7)	The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;	7,892,593,038 (99.67%)	25,495,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(8)	The Board of the Company shall be and is authorized to determine and deal with at its discretion and with full authority, the matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber);	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(9)	The Board of the Company shall be and is authorized to at its discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcement), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		

	(10)	This Special Resolution 1, conditional upon the approval of the A Share Issue by the Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, respectively, shall be effective for a period of 12 months from the date of the approval by the EGM, Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting whichever is the last.	7,892,589,038 (99.67%)	25,499,000 (0.33%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
2.	It was approved that subject to the passing of the above Special Resolution 1, the proceeds from the A Share Issue be and to be used for the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to expansion of existing operating support facilities at the Beijing Capital International Airport, by applying to any payment due in relation to the projects above or to repay any outstanding bank loan in relation to the projects above occurred before the completion of the A Share Issue; after above prescript use of the proceeds, any balance of it shall apply to the working capital of the Company, and the Board of the Company shall, subject to the scope of use of proceeds set out in this Special Resolution 2, be and is authorized to determine and adjust with full authority the projects, the priority and the actual project investment amounts and bank loan repayment amounts to which the proceeds from the A Share Issue shall be applied.		7,892,589,038 (99.67%)	25,499,000 (0.33%)
	As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.			
3.	It was approved that subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue, the amendments to the Articles of Association as set out in Appendix I to the Circular and to authorise the Board to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as government authorities of the PRC may require, and to apply for approvals from the relevant government authorities after the completion of the A Share Issue. The amended Articles of Association referred to in this Special Resolution 3 will come into effect after approvals from the relevant authorities are obtained.		7,918,055,038 (99.99%)	33,000 (0.01%)
	As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.			

4.	The following rules, as amended, was approved and adopted, details of which are set out in Appendices II, III, and IV to the Circular and shall come into effect upon the effectiveness of the amendments to the Articles of Association in the above Special Resolution 3, as part of the Articles of Association subject to the passing of the above Special Resolution 1 and conditional upon the completion of the A Share Issue:			
	(1) The Rules and Procedures for Shareholders' General Meetings		7,918,059,038 (99.99%)	29,000 (0.01%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(2) The Rules and Procedures for Board Meetings		7,918,059,038 (99.99%)	29,000 (0.01%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
	(3) The Rules and Procedures for Meetings of Supervisors		7,918,059,038 (99.99%)	29,000 (0.01%)
		As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.		
5.	The following amendment to the Articles of Association in respect of number of directors was approved: Article 93 of existing Articles of Association which provides that "...the Company shall have a Board which is composed of 11 Directors..." shall be amended to read as "...the Company shall have a Board which is composed of 12 Directors...".		7,918,057,038 (99.99%)	31,000 (0.01%)
	As more than two-thirds of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.			

ORDINARY RESOLUTIONS		Votes of Shareholders	
		For	Against
6.	It was approved that subject to Special Resolution 5 being passed at the EGM and approved by PRC government authorities, Mr. Jia Kang was appointed as an independent non-executive director for a term from the date of approval of the amendments to Article 93 relating to the number of directors by the relevant government authorities to the expiry date of the term of the current session of the Board and to authorize the Board to fix Mr. Jia Kang's emoluments.	7,918,057,038 (99.99%)	31,000 (0.01%)
	As more than 50% of the votes were cast in favor of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	The Connected Transaction Decision Making System was approved and adopted, details of which are set out in Appendix V to the Circular and that Connected Transaction Decision Making System shall come into effect upon the effectiveness of the amendments to the Articles of Association covered in above Special Resolution 3.	7,918,057,038 (99.99%)	31,000 (0.01%)
	As more than 50% of the votes were cast in favor of this resolution, the resolution was duly passed as an ordinary resolution.		

Ernst & Young (the auditors of the Company) was the scruntineer for the vote-taking at the Domestic Shareholders Class Meeting, the Foreign Shareholders Class Meeting and the EGM.

Mr. Jia Kang had been elected by the EGM as independent non-executive director of the Company.

The appointment of Mr. Jia Kang as director of Company will become effective after the relevant procedures for the approval and/or registration or filing in the PRC for the amendment to the Articles of Association set out in Special Resolution 5 that was passed in the EGM have been completed. Mr. Jia will enter into a service contract with the Company, which is effective until the expiration of the term of the current session of the Board. The Board will determine his remuneration with reference to his duty, responsibilities, experience as well as the current market situations. Mr. Jia Kang has not held any directorship in any other listed companies or taken up a post in any affiliated companies of the Company in the past three years. Further, Mr. Jia Kong does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Jia Kong does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). There is no information to be disclosed on items from (h) to (v) in Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong. No other matter needs to be brought to the attention of the Shareholders in respect of the Company and its directors and supervisors of the Company.

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 29 March 2006

Brief information of the appointed director of the Company

Mr. Jia Kang, aged 51, is the head of Financial Science Research Institute of Ministry of Finance. Mr. Jia holds a Doctor's Degree of Economic and works as vice chairman of China Financial Association and a director of China Tax Association and China State Bonds Association. Mr. Jia is also the visiting professor of China Renmin University, State Administration Institute and Xiamen University. Mr. Jia has participated in the researches relating to state economic planning and is the author of a large number of economic publications.

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 84



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CONTINUING CONNECTED TRANSACTIONS

Further to the announcement of the Company dated 18 November 2005 and with reference to the CNAC Announcement dated 20 March 2006, the Company would like to announce further details on the Airport Fees Transactions, which are connected transactions entered into between Air Macau and associates of STDM.

Air Macau is a 51% indirectly-owned subsidiary of CNAC. CNAC is an approximately 68.4% directly-owned subsidiary of the Company, whose shares are listed on the Stock Exchange. Therefore, the Airport Fees Transactions also constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

> As the applicable percentage ratios for each of the Airport Fees Transactions under the Listing Rules is less than 2.5%, each of the Airport Fees Transactions is only subject to the reporting, announcement and annual review requirements under Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

Further to the announcement of the Company dated 18 November 2005 and with reference to the CNAC Announcement, the Company would like to set out below further details regarding the transactions between Air Macau and the associates of STDM that constitute continuing connected transactions of the Company for the purpose of the Listing Rules:

(A) AIRPORT FEES TRANSACTION

1. Airport Charges

In Air Macau's normal and ordinary course of business, it incurs a number of airport charges on a daily basis for the use of facilities and services at the Macau International Airport. These airport charges, which are approved and published by the Macau Government, include, inter alia, landing charge, loading charge, parking charge, airport charge, loading bridge charge, and other ancillary fees.

On 17 March 2006, Air Macau and ADA, being the authorized agent responsible for the global management and provision of operational services to MIAC, including the collection of Airport Charges, entered into a legally binding acknowledgement pursuant to which it was acknowledged by Air Macau and ADA that:

(a) MIAC provides certain facilities and services to Air Macau at a price by reference to the rates published by the Macau Government, namely, Portaria n.o 282/96/M of 11 November as revised by Portaria n.o 152/98/M, of 15 June, and, Ordem Executiva n.o 36/2004, as amended, supplemented or otherwise modified from time to time (the "Macau Gazette"); and

(b) payment of all amounts of the Airport Charges are due from Air Macau to ADA in accordance to the provisions set out in the Macau Gazette.

The Airport Charges relates to payment of fees to ADA/ MIAC in Air Macau's ordinary course of business in compliance with the laws and regulations of Macau. Currently there is no regulatory mechanism which allows Air Macau to bind the Macau Government or ADA or MIAC to fix a duration for such transactions via commercial negotiation with the Macau Government or ADA or MIAC.

On or before a date expiring three years from the date of this announcement the Company will, if required under the Listing Rules, re-determine the annual cap for the Airport Charges for the forthcoming three financial years, publish an announcement and/or seek independent shareholders' approval of the Company in respect of the Airport Charges or otherwise comply with the then requirements under the Listing Rules.

2. **Airport Fees**

In respect of Air Macau's operation at the Macau International Airport, Air Macau entered into the Airport License on 9 September 2004 and 1 the Proposed Airport License with MIAC with a term of one year (which will be automatically renewed for another year unless it is terminated by either party by way of 90 days prior written notice) and one year respectively. The current term of the Airport License will expire on 7 September 2006 and the term of the Proposed Airport License will expire on 28 February 2007.

Pursuant to the Airport License and the Proposed Airport License, MIAC licensed certain floor space (including ticketing and check-in counters, operation/traffic service offices, and lounges) at the Macau International Airport to Air Macau. The current monthly license fee payable by Air Macau amounts to approximately MOP 600,000 (equivalent to approximately HK$583,000) per month (amounting to approximately MOP 7.2 million (equivalent to approximately HK$7 million) per annum).

The amounts payable as Airport Fees are calculated by reference to rates published by the Macau Government in the government gazette.

The Airport Charges and Airport Fees for each of the four years ended 31 December, 2002, 2003, 2004 and 2005 were HK$81,045,000, HK$51,927,000, HK$69,337,000 and HK$86,343,000 (unaudited figure) respectively. Such transaction amounts were within the relevant cap amount granted to CNAC for the relevant financial year.

Both the Airport Charges and the Airport Fees are invoiced and collected by ADA, a 51% owned subsidiary of CNACAL which in turn is wholly-owned subsidiary of CNACG, on behalf of MIAC, the developer and owner of Macau International Airport. Since CNAC and CNACAL are both subsidiaries of CNAH, ADA is a connected person of CNAC. Furthermore, STDM, which has a 14% shareholding interest in Air Macau, has an approximately 33% shareholding in MIAC and hence, MIAC is also a connected person of CNAC. As a result, the payment of the Airport Charges and the Airport Fees will constitute connected transactions for CNAC under the Listing Rules. As CNAC is a non-wholly owned subsidiary of the Company, the payment of the Airport Charges and the Airport Fees will also constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since ADA does not receive any benefit or additional fee from the Group in respect to the collection of the Airport Charges and Airport Fees on behalf of MIAC, ADA, CNACAL, CNACG, CNAH and their respective associates are not deemed to have a material interest in the Airport Fees Transaction.

The Board has considered and proposed that the cap for the annual volume of the Airport Charges and the Airport Fees for each of the three years ending 31 December, 2006, 2007 and 2008 shall be HK$130 million, HK$160 million and HK$200 million, respectively. Reference is also made to the corresponding cap proposed by the board of CNAC in the CNAC Announcement. As the aggregate annual Airport Charges and Airport Fees payable by Air Macau represents less than 2.5% of the applicable percentage ratios of the Company, the payment of the Airport Charges and the Airport Fees

is, according to Rule 14.34(1), only subject to the reporting, announcement and annual review requirements set out in Listing Rules 14A45 to 14.47 and Rules 14A.37 to 14A.40 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The cap proposed for the Airport Fees Transaction is determined with reference to (a) the rates published by the Macau Government in the government gazette; (b) the previous transactions and figures which are published in CNAC's annual reports in 2002 to 2005; and (c) the growth in passenger uplift as projected by the management of Air Macau. Neither ADA nor MIAC has the ability to vary such rates without the prior approval of the Macau Government.

(B) REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

The Airport Fees Transaction relates to payment of fees to ADA/MAIC in Macau is in CNAC and its subsidiaries' ordinary course of business in compliance with the laws and regulations of Macau. As Air Macau is an airliner based in Macau and Macau International Airport is the only airport in Macau, it is in the ordinary course of business of Air Macau the use the facilities and services and license certain floor space at the Macau International Airport. Air Macau entered into the Airport Fees Transaction for the purpose of operating its business.

The Board, including the independent non-executive directors of the Company, consider that the Airport Fees Transactions and the Airport Fees Transaction Annual Cap are fair and reasonable and in the interests of the Company and its shareholders taken as a whole, and have been negotiated on an arm's length basis in the usual and ordinary course of business on normal commercial terms and on terms no more favourable than would have been with independent third parties.

(C) BUSINESS OF THE GROUP

The Group is principally engaged in the provision of air passenger, air cargo and airline-related services.

(D) INFORMATION ON CONNECTED PERSONS

MIAC is the owner of the Macau International Airport.

CNAC is an investing holding company with investments principally engaged in the provision of air transportation services through Dragonair and Air Macau, airline catering services, airport ground handling services and logistics services.

CNACG is an investment holding company with investments principally engaged in travel services, air cargo terminals and other aviation related businesses.

CNAH is principally engaged in the business of investment holding in airline-related businesses, provision of financial services, hotel operations, construction, media and advertising.

DEFINITIONS

"ADA"	Administration of Airports Limited, a 51% owned subsidiary of CNAC (Macau) Aviation Limited (a wholly-owned subsidiary of CNACG)
"Air Macau"	Air Macau Company Limited, a company incorporated in Macau with limited liability and a 51% indirectly-owned subsidiary of the Company
"Airport Charges"	the airport charges determined by the Macau Government for use of certain facilities and services at the Macau International Airport which includes, inter alia, landing charge, loading charge, parking charge, passenger charge, passenger tax, airport charge, loading bridge charge and other ancillary fee
"Airport License"	the airport license entered into between Air Macau and MIAC on 8 September 2004 in respect to the license of certain floor space by Air Macau at the Macau International Airport

"Airport Fees"	the airport fees paid by Air Macau to MIAC pursuant to the Airport Licenses
"Airport Fees Transaction"	the continuing connected transactions between Air Macau and MIAC in relation to the Airport Charges and Airport Fees as described in the section headed "(A) **Airport Fees Transaction**" in this announcement
"Airport Fees Transaction Annual Cap"	the proposed new annual cap of transaction amount for the Airport Fees Transactions for the period from 1 January 2005 to 31 December 2008 as described in the section headed "(A) **Airport Fees Transaction**" in this announcement.
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company
"CNACAL"	CNAC (Macau) Aviation Limited, a wholly-owned subsidiary of CNACG
"CNAC"	China National Aviation Company Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Stock Exchange and which is an approximately 68.4% directly-owned subsidiary of the Company
"CNAC Announcement"	the announcement of CNAC dated 20 March 2006 relating to, *inter alia*, the Airport Fees Transaction entered into between Air Macau and relevant associates of STDM

"CNACG"	China National Aviation Corporation (Group) Limited, company incorporated in Hong Kong with limited liability and is wholly owned by CNAH and a substantial shareholder of the Company
"CNAH"	China National Aviation Holding Company (中國航空集團公司), a state-owned enterprise incorporated under the laws of the PRC and the ultimate controlling shareholder of the Company
"Company"	Air China Limited, a joint stock limited company incorporated under the laws of the PRC with limited liability, whose H shares are listed on the Stock Exchange and the London Stock Exchange, plc
"Dragonair"	Hong Kong Dragon Airlines Limited, an airline operator incorporated in Hong Kong with limited liability and a 43.29% owned associated company of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	The Macau Special Administrative Region of the PRC
"Macau Government"	The Government of Macau

"MIAC"	Macau International Airport Company
"MOP"	Macau Patacas, the lawful currency of Macau
"PRC"	The People's Republic of China
"Proposed Airport License"	the finalized airport license to be entered into between Air Macau and MIAC in respect to the license of certain floor space by Air Macau at the Macau International Airport
"STDM"	Sociedade de Turismo e Diversoes de Macau, a company incorporated in Macau
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

In this announcement, except as otherwise indicated, MOP has been translated into HK$ at the rate of HK$1.00 = MOP1.03 for reference purpose only.

By Order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 20 March 2006

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post."

Attachment 85



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

PURCHASE OF 10 BOEING 737 AIRCRAFT
DISCLOSEABLE TRANSACTION
TIME EXTENSION FOR DESPATCH OF CIRCULAR

Reference is made to the Announcement of the Company published in the newspapers on 13 February 2006 in connection with the Boeing Aircraft Purchase Agreement and the Transaction contemplated therein, which constitutes a discloseable transaction for the Company under the Listing Rules. The Company has applied to the Hong Kong Stock Exchange for an extension of the date for despatch of the Circular to the shareholders of the Company. The despatch of the Circular will be delayed from 6 March 2006 to 31 March 2006.

Reference is made to the announcement of the Company published in the newspapers on 13 February 2006 (the "**Announcement**") in connection with the Boeing Aircraft Purchase Agreement and the Transaction contemplated therein, which constitutes a discloseable transaction for the Company under the Listing Rules. Unless otherwise defined herein or the context otherwise requires, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to the Listing Rules, a circular that must contain the information required under the Listing Rules in connection with the Transaction (the "**Circular**") shall be despatched to the shareholders of the Company within 21 days after publication of the Announcement. The Company has been in discussions with the Hong Kong Stock Exchange regarding disclosure on the aggregate value of aircraft basic price to be included in the Announcement and Circular. As the discussions have not been concluded, the Company has therefore applied to the Hong Kong Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules in relation to the timing for the despatch of the Circular. The despatch of the Circular will be delayed from 6 March 2006 to 31 March 2006.

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 3 March 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 86



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

DISCLOSEABLE TRANSACTION: PURCHASE OF 10 BOEING 737 AIRCRAFT

On 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 17 January 2006 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 10 Boeing 737-800 aircraft from Boeing Company.

The details of the Transaction are summarized as follows:

Date of the Transaction:

17 January 2006

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 10 Boeing 737-800 aircraft

Consideration:

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$655.2 million. The airframe price is subject to price escalation by applying a formula. Boeing has granted to the Company price concessions with regard to the Boeing Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Boeing Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Boeing Aircraft. Such credit memoranda were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above.

The Boeing Aircraft Purchase Agreement was signed pursuant to an umbrella agreement entered into between Boeing Company and the China Aviation Supplies Import and Export Group Corporation in November 2005. The aircraft acquisition agreement dated 8 August 2005 (the 2005 Aircraft Purchase) entered into between the Company and Boeing Company was signed pursuant to an umbrella agreement entered into between Boeing Company and the airline companies including the Company in January 2005. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase. Accordingly, the Transaction and the 2005 Aircraft Purchase are not part of the same series of transactions and are not treated as if they were one transaction and these transactions are not required to be aggregated for the relevant classification of the Transaction pursuant to Rule 14.22. As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction on its own constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

The current disclosure on the aggregate value of aircraft basic price is under review by the Company and the Hong Kong Stock Exchange. The Company may make further disclosure in respect of the disclosure of the consideration for the Boeing Aircraft by way of an announcement.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from end 2007 to end 2008.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans, other debt instruments of the Company and subject to the completion of the proposed A share issue as set out in the announcement by the Company dated 9 February 2006, the proceeds from the A share issue.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and will principally reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

Although the Boeing Aircraft was purchased with other aircrafts under a package acquisition plan, which is coordinated by the NDRC, the decision to purchase the Boeing Aircraft was made independently by the Company. The negotiations under the acquisition plan were done as a package to increase bargaining power.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	10 Boeing 737-800 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 17 January 2006 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NDRC"	the National Development and Reform Commission of the People's Republic of China
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 10 February 2006

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post"

Attachment 87



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 753)

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

PROPOSED A SHARE ISSUE

The Board is pleased to announce that at the Board meeting of the Company held on 8 February 2006, it was resolved that, subject to Shareholders' approval, the Company shall apply to the relevant authorities in the PRC for the allotment and issue of not more than 2.7 billion A Shares to qualified institutional investors as approved by CSRC and the placees through online offering based on market share value, and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue in the PRC and shall apply to the Shanghai Stock Exchange for the listing of such A Shares.

The net proceeds from the A Share Issue are intended to be used to part finance the purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and the project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport, details of which are set out below in this announcement.

The A Share Issue is subject to approvals from (a) Shareholders to be sought at separate Class Meetings and the EGM; and (b) the relevant PRC authorities.

2.7 billion A Shares represent approximately 28.62% of the existing issued share capital of the Company and approximately 22.25% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In light of the A Share Issue and pursuant to the statutory requirements of the applicable PRC laws and regulations, certain amendments are proposed to be made to the Articles of Association.

Details regarding the proposed amendments to the Articles of Association will be set out in the circular and the notices of Foreign Shareholders Class Meeting and the EGM to the Shareholders.

A circular containing, among other things, details of the A Share Issue, amendments to the Articles of Association, and notices of the Foreign Shareholders Class Meeting and the EGM will be dispatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and an extract of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

A. PROPOSED A SHARE ISSUE

1. General

At the Board meeting of the Company held on 8 February 2006, it was resolved that the Company shall apply to the relevant authorities in the PRC for the allotment and issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC and such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any of such investors includes any connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the H Shares are listed on the main board of the Hong Kong Stock Exchange and are admitted for trading on the market for listed securities on the London Stock Exchange.

2. Structure of the A Share Issue

Type of securities to be issued:	RMB denominated ordinary shares
Number of A Shares to be issued:	Not more than 2.7 billion A Shares, representing approximately 28.62% of the existing issued share capital of the Company and approximately 22.25% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue
Nominal value:	RMB1.00 each
Rights attached to A Share:	The A Shares to be issued are listed Domestic Shares and, except as otherwise provided for in the Articles of Association, will rank pari passu with the existing Domestic Shares, H Shares and Non-H Foreign Shares in all respects.
Target subscribers:	Qualified institutional investors as approved by CSRC and the placees through online offering based on market share value, and subscribers allowed by the regulatory bodies and by the applicable laws and regulations at the time of A Shares Issue

Basis for determining the issue price:

The issue price will not be lower than 90% of the average closing price of the Company's H Shares on the Hong Kong Stock Exchange during the Price Consultation Period of the A Share Issue. The issue price for the proposed A Share Issue will be determined based on the PRC securities market conditions at the time when the A Share Issue takes place and in accordance with the applicable CSRC regulations. Thus the amount to be raised from the A Share Issue cannot be ascertained as at the date of this announcement.

Use of proceeds:

The net proceeds from the A Share Issue are intended to be used to part finance the following projects ("**Proposed Projects**"):

(a) purchase of 20 Airbus A330-200 aircraft;

(b) purchase of 15 Boeing 787 aircraft;

(c) purchase of 10 Boeing 737-800 aircraft; and

(d) Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport.

It will be proposed to the Shareholders at the EGM that the Company be authorised to apply the proceeds from the A Share Issue to any payment due in relation to the Proposed Projects or to repay any outstanding bank loan in relation to the Proposed Projects that occurred before the completion of the A Share Issue; after above prescribed use of the proceeds, any balance of it shall be applied to the working capital of the Company.

3. Information on the Proposed Projects

Investment amount

It is intended the net proceeds from A Share Issue will be used to part finance the Company's purchase of 20 Airbus A330-200 aircraft, 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft and Air China's project relating to the expansion of existing operating support facilities at the Beijing Capital International Airport. The total purchase amount for these aircraft will be less than the aggregate catalog price of US$5.68 billion, and the total investment amount for the project relating to the expansion of existing operating support facilities will be approximately RMB600 million.

Benefit for the Proposed Projects

The Company entered into a purchase agreement with Air China Group Import and Export Trading Co., and Airbus S.A.S. on 26 January 2005, pursuant to which the Company agreed to purchase 20 Airbus A330-200 aircraft from Airbus S.A.S.. The Company also entered into a purchase agreement with Boeing Company on 8 August 2005 and 17 January 2006, pursuant to which the Company agreed to purchase 15 Boeing 787 aircraft and 10 Boeing 737-800 aircraft, respectively. Further information on the purchases of the 20 Airbus A330-200 aircraft and 15 Boeing 787 aircraft is set out in the announcements made by the Company dated 26 January 2005 and 8 August 2005, respectively.

The purchases of aircraft will expand the fleet capacity of the Company and the aircraft from the purchases will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The aircraft from the purchases are expected to replace certain aircraft in the existing fleet of the Company. The purchase of the Boeing 737-800 aircraft will also reinforce Beijing's position as a transportation hub and increase frequency of flights, departing originally from Beijing, of a number of key domestic flight courses. The purchases of aircraft will enable the Company to provide more cost-efficient and comfortable services to the passengers.

The Company obtained approval from the National Development and Reform Commission of the People's Republic of China in September 2005 to commence a project relating to the expansion of the existing operating support facilities at the Beijing Capital International Airport. The total investment amount of the project is approximately RMB600 million. The project involves the expansion of various operating support facilities including the acquisition of a piece of land with an area of approximately 1 million square metres and the expansion of ground services facilities and other facilities.

4. Shareholders' approval and other approvals

The Class Meetings and the EGM will be held on or around 28 March 2006 to consider and, if thought fit, approve, among other things, the A Share Issue. At the Foreign Shareholders Class Meeting, the votes of all holders of Foreign Shares and the holders of overseas listed foreign shares, that is, holders of H Shares, in respect of the special resolution to be proposed at the Foreign Shareholders Class Meeting will be counted separately. As advised by the Company's PRC counsel, Haiwen & Partners ("Haiwen"), the separate counting of the votes of the holders of H Shares is valid. The Company will treat the special resolution of the Foreign Shareholders Class Meeting to be passed if it attains a two-thirds majority of the voting rights of holders of Foreign Shares and that of holders of H Shares attending the meeting. As advised by Haiwen, this arrangement does not contravene any PRC laws, and the special resolution, if passed, would be valid. It should be noted that the A Share Issue, upon the approval of the Shareholders at the Class Meetings and the EGM, is still subject to the approval of the CSRC and other government authorities, if necessary. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required. Upon obtaining the requisite Shareholders' approval at the Class Meetings and the EGM, it is expected that the listing application will be made around the end of March 2006.

5. Reasons for and benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company's access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. The Company believes that the A Share Issue will provide the financial resources required to part finance the development of the Proposed Projects. The Company expects that after the Proposed Projects, carrying capacity of the Group will be further enhanced. Furthermore, the Company also believes that the capital raised from the A Share Issue will result in improvements in its debt-to-equity ratio and accordingly, will lower operating risks.

The Directors believe that the A Share Issue will benefit the Company and the Shareholders as a whole.

6. Effect of the A Share Issue on the Company's shareholding structure

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the A Share Issue based on the assumption that an aggregate of 2.7 billion new A Shares will be issued under the A Share Issue:

	As at the date of this announcement		**Immediately after completion of the A Share Issue**	
	Number of Shares	*%*	*Number of Shares*	*%*
(1) Non-Listed Domestic Shares	4,826,195,989	51.16	4,826,195,989	39.78
(2) Non-H Foreign Shares	1,380,482,920	14.64	1,380,482,920	11.38
(3) Listed Shares				
–H Share	3,226,532,000	34.20	3,226,532,000	26.59
–A Share	–	–	2,700,000,000	22.25
Total number of Listed Shares	3,226,532,000	34.20	5,926,532,000	48.84
(4) Total number of Shares	9,433,210,909	100	12,133,210,909	100

As advised by Haiwen, the Company is not required to implement the share conversion reform in the PRC as it is not an existing A Share company that is currently listed on the Shanghai Stock Exchange. As set out in the table above, the shareholding structure of the Company immediately after the completion of the A Share Issue under existing laws and regulations is currently expected to comprise non-listed Domestic Shares, non-H Foreign Shares, H Shares and A Shares, although certain new developments as set out below are expected.

According to the Guidelines on Share Conversion Reform of Listed Companies issued by the CSRC and other relevant authorities and committees in 2005, companies seeking an A Share listing in the PRC will no longer have both tradeable shares and non-tradeable shares. As the laws and regulations relating to the conversion of non-tradeable shares into tradable shares upon listing (the "New Rules") have not been promulgated, the CSRC has temporarily suspended giving final approvals for A Share offerings.

It is expected that CSRC will only approve new A Share listing after the New Rules have been promulgated. Although the conversion procedures under the New Rules are still uncertain at this stage, it is expected that under the New Rules, the existing non-listed Domestic Shares may be converted into tradeable shares eligible for listing and thus become A Shares, which will carry the same rights as the other A Shares issued by the Company. It is expected that, if approved, the conversion of non-listed Domestic Shares into A Shares will not involve any payment of compensation by the holders of the non-listed Domestic Shares to the holders of A Shares and will also not require approval by Shareholders at separate Class Meetings.

B. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In light of the A Share Issue and pursuant to the requirements of the applicable PRC laws and regulations, certain amendments are proposed to be made to the Articles of Association. Such proposed amendments to the Articles of Association are subject to Shareholders' approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant PRC authorities.

The proposed amendments deal with matters relating to a number of areas, including, among other things:

(a) alteration of the Company's registered capital and shareholding structure;

(b) regulations on the proceedings of general meetings;

(c) regulations on the election and appointment of Directors and supervisors;

(d) regulations on the rights and obligations of shareholders, Directors, supervisors and managers;

(e) provisions in relation to the rules and procedures of general meetings, Board meetings and Supervisory Committee meetings;

(f) procedures for approving connected transactions (in accordance with the requirements of CSRC); and

(g) other provisions as required by any applicable laws and regulations for companies with A Shares in issue.

Details regarding the proposed amendments to the Articles of Association will be set out in the circular and the notice to the Shareholders.

C. CIRCULAR

A circular containing, among other things, details of the A Share Issue, amendments to the Articles of Association, and the notices of the Foreign Shareholders Class Meeting and the EGM will be dispatched to the Shareholders as soon as practicable (the "Circular").

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"	the Domestic Shares which are proposed to be allotted and issued to institutional and public investors in the PRC by the Company and listed on the Shanghai Stock Exchange
"A Share Issue"	the proposed issue of not more than 2.7 billion A Shares to institutional and public investors in the PRC by the Company, which are proposed to be listed on the Shanghai Stock Exchange
"Articles of Association"	the articles of association of the Company from time to time
"Board"	the board of Directors of the Company
"Class Meetings"	the class meeting of the holders of Domestic Shares and the class meeting of the holders of Foreign Shares to be held on or around 28 March 2006 to approve, inter alia, the A Share Issue
"Company"	中國國際航空股份有限公司(Air China Limited), a joint stock limited company incorporated in the PRC, with primary listing on The Stock Exchange of Hong Kong Limited with stock code 753 and secondary listing on the Official List of the UK Listing Authority
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	the directors of the Company
"Domestic Shareholders Class Meeting"	the class meeting for holders of Domestic Shares to be held on 28 March 2006 to approve, inter alia, the A Share Issue
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi by PRC nationals
"EGM"	the extraordinary general meeting of the Company to be held immediately after the conclusion or adjournment of the Class Meetings on or around 28 March 2006 to approve, inter alia, the A Share Issue
"Foreign Shareholders Class Meeting"	the class meeting for holders of H Shares and Non-H Foreign Shares to be held on 28 March 2006 at 2:00 p.m. to approve, inter alia, the A Share Issue
"Foreign Shares"	both Non-H Foreign Shares and H Shares
"Group"	the Company and its subsidiaries and joint ventures
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars and admitted to the Official List of the UK Listing Authority and are traded on the market for listed securities of the London Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Non-H Foreign Shares"	the ordinary shares of RMB1.00 each in share capital of the Company which are subscribed and held by China National Aviation Corporation (Group) Limited
"PRC"	the People's Republic of China, excluding, for the purpose of this Announcement only, Hong Kong, Macau, and Taiwan
"Price Consultation Period"	the period commencing from the date the Company makes the preliminary offer document (招股意向書) relating to the A Share Issue publicly available and ending on the date on which the bookbuilding process with the institutional investors (機構投資者累計投標詢價結束之日) is completed
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Hong Kong Securities and Futures Ordinance (Cap. 571)
"Shareholders"	holders of Domestic Shares, H Shares and Non-H Foreign Shares
"Shares"	Domestic Shares, H Shares, Non-H Foreign Shares and A Shares

As at the date of this announcement, the board of directors of the Company comprises the following members:

Li Jiaxiang *(Chairman, non-executive director)*
Kong Dong *(vice chairman, non-executive director)*
Wang Shixiang *(vice chairman, non-executive director)*
Yao Weiting *(non-executive director)*
Ma Xulun *(executive director)*
Cai Jianjiang *(executive director)*
Fan Cheng *(executive director)*
Hu Hung Lick, Henry *(independent non-executive director)*
Wu Zhipan *(independent non-executive director)*
Zhang Ke *(independent non-executive director)*

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, the PRC
9 February 2006

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 88



中國國際航空股份有限公司

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

RESIGNATION OF DIRECTOR

The board of directors (the "**Board**") of Air China Limited (the "**Company**") announces that Mr. David Muir Turnbull ("Mr. Turnbull") has resigned as a director of the Company with effect from 12 December 2005. Mr. Turnbull was nominated by Cathay Pacific Airways Limited ("**Cathay Pacific**") to the board of directors of the Company. Accordingly, in anticipation of Mr. Turnbull's resignation as the chairman of Cathay Pacific as published in the press release of Cathay Pacific dated 24 November 2005, Mr. Turnbull has resigned as a director of the Company. Mr. Turnbull has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board wishes to take this opportunity to express its gratitude to Mr. Turnbull for his contribution to the Company during his term of service.

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Hong Kong, 12 December 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 89



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the CNAC Announcement dated 16 November 2005 relating to, inter alia, the Continuing Connected Transactions entered into between Air Macau and relevant associates of STDM.

Air Macau is a 51% indirectly-owned subsidiary of CNAC. CNAC is an approximately 68.4% directly-owned subsidiary of the Company, whose shares are listed on the Stock Exchange. Therefore, the Continuing Connected Transactions entered into between Air Macau and associates of STDM will also constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios for each of the Continuing Connected Transactions under the Listing Rules is less than 2.5%, each of the Continuing Connected Transactions is only subject to the reporting, announcement and annual review requirements under Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

Set out below are the transactions between Air Macau and associates of STDM that constitute continuing connected transactions of the Company for the purpose of the Listing Rules:

(A) AIRPORT FEES TRANSACTION

In Air Macau's normal and ordinary course of business, it incurs a number of airport charges on a daily basis for the use of facilities and services at the Macau International Airport. These airport charges, which are approved and published by the Macau Government, include, inter alia, landing charge, loading charge, parking charge, airport charge, loading bridge charge, and other ancillary fees.

Both the airport charges and the airport fees are invoiced and collected by ADA, a 51% owned subsidiary of CNACAL which in turn is wholly-owned subsidiary of CNACG, on behalf of MIAC, the developer and owner of Macau International Airport. Since CNAC and CNACAL are both subsidiaries of CNAH, ADA is a connected person of CNAC. Furthermore, STDM, which has a 14% shareholding interest in Air Macau, has an approximately 33% shareholding in MIAC and hence, MIAC is also a connected person of CNAC. As a result, the payment of the airport charges and the airport fees will constitute continuing connected transactions for CNAC under the Listing Rules. As CNAC is a non-wholly owned subsidiary of the Company, the payment of the airport charges and the airport fees will also constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

The Company will make further announcement in respect of the Airport Fees Transaction.

(B) CATERING SERVICES

For in-flight meals to its passengers, Air Macau entered into the Catering Services Agreement on 1 November 2001 with MCS.

Pursuant to the Catering Services Agreement, Air Macau purchased meals from MCS, an associate of STDM. Since STDM has a 14% shareholding interest in Air Macau and MCS is an associate of STDM, MCS is a connected person of CNAC and therefore a connected person of the Company. Since MCS is the only provider of in-flight meals in Macau, Air Macau has continued to purchase in-flight meals from MCS pursuant to the agreement on normal commercial terms which was determined on an arm's length basis.

The consideration of the catering services was determined by reference to the amounts payable for the purchase of in-flight meals by Air Macau from MCS in the past, the relevant amount for the three years ended 31 December, 2002, 2003 and 2004 were HK$43,965,000, HK$40,637,000 and HK$41,199,000, respectively. Such transaction amounts were within the relevant cap amount granted to CNAC for the relevant financial year.

The Catering Services Agreement continues to remain valid until 31 October 2006 unless otherwise terminated according to its terms and conditions.

The Board has considered and proposed that the cap for the annual volume of the transactions contemplated under the Catering Services Agreement for each of the three years ending 31 December, 2005, 2006 and 2007 shall be HK$65 million, HK$75 million and HK$95 million, respectively. Reference is also made to the corresponding cap proposed by the board of CNAC in the CNAC Announcement. As the aggregate annual consideration payable for the catering services by Air Macau represents less than 2.5% of the applicable percentage ratios of the Company, the Catering Services Agreement is, according to Rule 14A.34(1), only subject to the reporting, announcement and annual review requirements set out in Listing Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The Catering Services Annual Cap are determined by reference to previous transactions and figures which are published in CNAC's annual reports in 2002 to 2004 and the growth in passenger uplift as projected by the management of Air Macau.

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

(A) **Airport Charges and Airport Fees**

The Airport Fees Transaction relates to payment of fees to ADA/MIAC in Macau and is in CNAC and its subsidiaries' ordinary course of business in compliance with the laws and regulations of Macau. As Air Macau is an airliner based in Macau and the Macau International Airport is the only airport in Macau, it is in the ordinary course of business of Air Macau to use the facilities and services and the license certain floor space at the Macau International Airport. Air Macau entered into the Airport Fees Transaction for the purpose of operating its business.

(B) **Catering Services Agreement**

Since MCS is the only provider of in-flight meals in Macau, Air Macau, in its ordinary course of business, is required to purchase in-flight meals from MCS. Air Macau entered into the Catering Services Agreement for the purpose of operating its business.

The Board, including the independent non-executive directors of the Company, consider that the transactions contemplated under the Catering Services Agreement and the Catering Services Annual Cap are fair and reasonable and in the interests of the Company and its shareholders taken as a whole, and have been negotiated on an arm's length basis in the usual and ordinary course of business on normal commercial terms and on terms no more favourable than would have been with independent third parties.

BUSINESS OF THE GROUP

The Group is principally engaged in the provision of air passenger, air cargo and airline-related services.

INFORMATION ON CONNECTED PERSONS

MIAC is the owner of the Macau International Airport.

MCS is principally engaged in the provision of inflight catering services and other related inflight food and beverage services.

CNAC is an investment holding company with investments principally engaged in the provision of air transportation services through Dragonair and Air Macau, airline catering services, airport ground handling services and logistics services.

CNACG is an investment holding company with investments principally engaged in travel services, air cargo terminals and other aviation related businesses.

CNAH is principally engaged in the business of investment holding in airline-related businesses, provision of financial services, hotel operations, construction, media and advertising.

DEFINITIONS

"ADA"	Administration of Airports Limited, a 51% owned subsidiary of CNAC (Macau) Aviation Limited (a wholly-owned subsidiary of CNACG)
"Air Macau"	Air Macau Company Limited, a company incorporated in Macau with limited liability and a 51% indirectly-owned subsidiary of CNAC
"Airport Fees Transaction"	The continuing connected transactions between Air Macau and MIAC in relation to the airport charges and airport fees as described in the section headed "(A) **Airport Fees Transaction**" in this announcement
"Associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company
"CNACAL"	CNAC (Macau) Aviation Limited, a wholly-owned subsidiary of CNACG
"CNAC"	China National Aviation Company Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Stock Exchange and which is an approximately 68.4% directly-owned subsidiary of the Company
"CNAC Announcement"	the announcement of CNAC dated 16 November 2005 relating to, inter alia, the Continuing Connected Transactions entered into between Air Macau and relevant associates of STDM
"CNACG"	China National Aviation Corporation (Group) Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by CNAH and a substantial shareholder of the Company
"CNAH"	China National Aviation Holding Company (中國航空集團公司), a state-owned enterprise incorporated under the laws of the PRC and the ultimate controlling shareholder of the Company
"Company"	Air China Limited, a joint stock limited company incorporated under the laws of the PRC with limited liability, whose H shares are listed on the Stock Exchange and the London Stock Exchange plc
"Continuing Connected Transactions"	the continuing connected transactions between Air Macau and associates of STDM and CNACG as described in this announcement

"Dragonair"	Hong Kong Dragon Airlines Limited, an airline operator incorporated in Hong Kong with limited liability with approximately 43.29% of its share capital owned by CNAC
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Macau"	The Macau Special Administrative Region of the PRC
"Macau Government"	The Government of Macau
"MCS"	Macau Catering Services Company Limited, a company incorporated in Macau and an associate of STDM
"MIAC"	Macau International Airport Company
"Catering Services Annual Cap"	The proposed new annual cap of transaction amount for the transactions contemplated under the Catering Services Agreement for the period from 1 January 2005 to 31 December 2007 as described in the section headed "(B) **Catering Services**" in this announcement
"PRC"	The People's Republic of China
"STDM"	Sociedade de Turismo e Diversoes de Macau, a company incorporated in Macau
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 18 November 2005

*As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry**, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

"Please also refer to the published version of this announcement in South China Morning Post."

Attachment 90



中國國際航空股份有限公司
AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CHANGE OF QUALIFIED ACCOUNTANT

The board of directors (the "Board") of Air China Limited (the "Company") announces that Mr. Chan Wei Kwong, Joel ("Mr. Chan") has resigned as the qualified accountant of the Company with effect from 12 November 2005 and that Mr. David Tze-kin Ng ("Mr. Ng) was appointed as the qualified accountant of the Company to take up the vacancy left by Mr. Chan on 15 November 2005. Mr. Chan has confirmed to the Board that there is no disagreement with the Board and that there are no matters that need to be brought to the attention of the Board and the shareholders of the Company.

Mr. Ng, aged 56, is a member of Hong Kong Institute of Certified Public Accountants. Mr. Ng has 30 years experience in the accountancy field.

The Board wishes to take this opportunity to express its gratitude to Mr. Chan for his contributions to the Company during his term of service and its warmest welcome to Mr. Ng to join the Company.

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Hong Kong, 16 November 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 91


RECEIVED
2006 MAY 15 P 12:-5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中國國際

AIR CHINA LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROPOSED APPOINTMENT OF DIRECTOR

The board of directors (the "Board") of Air China Limited (the "Company") proposes to amend the Articles of Association (the "Proposed Amendment"), and to appoint Mr. Jia Kang as an independent non-executive director of the Company (the "Proposed Appointment").

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of special resolution at an extraordinary general meeting to be convened on a date to be fixed (the "EGM") and will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed. The Proposed Appointment is subject to the approval of shareholders of the Company by way of ordinary resolution at the EGM.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board proposes to amend the Articles of Association to increase the number of Directors. The Proposed Amendment is as follows:

Article 93 of the Articles of Association as set out below:

> "The Company shall have a board of directors. The board of directors shall consist of 11 directors, at least half of which shall be outside directors (those who do not assume any position within the Company), and of which at least three shall be independent directors (meaning directors who are independent from the Company's shareholders and do not hold offices within the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management. The board of directors shall have one chairman and two deputy chairmen."

shall be replaced by the following provision:

> "The Company shall have a board of directors. The board of directors shall consist of 12 directors, at least half of which shall be outside directors (those who do not assume any position within the Company), and of which at least three shall be independent directors (meaning directors who are independent from the Company's shareholders and do not hold offices within the Company). At least one independent director shall have appropriate professional qualification, or expertise in accounting or related financial management. The board of directors shall have one chairman and two deputy chairmen."

According to the Articles of Association and the relevant laws and regulations, the Proposed Amendment is subject to the approval of the shareholders of the Company by way of special resolution at the EGM. Further, the Proposed Amendment will become effective after the relevant procedures for the approval and/ or registration or filing in the PRC have been completed.

APPOINTMENT OF DIRECTOR

Subject to the shareholders of the Company approving the Proposed Amendment, the Board proposes to appoint Mr. Jia Kang as an independent non-executive director of the Company.

Mr. Jia Kang, aged 51, is the head of Financial Science Research Institute of Ministry of Finance. Mr. Jia holds a Doctor's Degree of Economic and works as vice chairman of China Financial Association and a director of China Tax Association and China State Bonds Association. Mr. Jia is also the visiting professor of China Renmin University, State Administration Institute and Xiamen University. Mr. Jia has participated in the researches relating to state economic planning and is the author of a large number of economic publications.

Mr. Jia does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Jia does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Proposed Appointment is subject to the approval of shareholders of the Company by way of ordinary resolution at the EGM.

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Director"	the director of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China (excluding, for the purposes of this announcement, Hong Kong, Taiwan and Macau)

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 6 September 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(South China Morning Post)***

Attachment 92



中國國際航空股份有限公司
Air China Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

APPOINTMENT OF SUPERVISOR

The board of directors (the "Board") of Air China Limited (the "Company") announces that Mr. Liu Guo Qing has been appointed as a supervisor of the Company at the employees' representatives meeting held on 27 August 2005. Upon his appointment, Mr. Liu has become a representative of employees on the supervisory committee of the Company (the "Supervisory Committee").

Mr. Liu Guo Qing, aged 43, is an assistant economist in the sales and marketing department (Asia Pacific region) of the Company. Mr. Liu graduated from Beijing Industrial University in July 1984, majoring in automated mechanics. Mr. Liu joined Air China International Corporation, the predecessor of the Company, in December 1988 and worked in its Beijing ticketing and seat reservation centre until 1994. Between 1994 and August 2001, Mr. Liu worked in the passenger services department, marketing department (Europe), market development department and human resources department. Mr. Liu is also a committee member of the trade union of the Company.

Mr. Liu's term of office on the Supervisory Committee will end at the expiry of the current term of the Supervisory Committee, and he will not receive any remuneration for his appointment as a supervisor of the Company. Mr. Liu does not hold any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and does not have any relationship with any director, supervisor, senior management, substantial or controlling shareholder of the Company.

By order of the Board
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries

Beijing, 31 August 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry*, Wu Zhipan* and Zhang Ke*.

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(The South China Morning Post)***

Attachment 93

AIR CH
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

(1) MAJOR TRANSACTION: PURCHASE OF 15 BOEING 787 AIRCRAFT AND (2) RESUMPTION OF TRADING

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft from Boeing Company.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 28 January 2005 the Company announced that a framework agreement had been entered into between the Company, other Contracting Chinese Airlines, CASGC, and Boeing Company in respect of the intent of the Contracting Chinese Airlines to purchase certain Boeing 7E7 aircraft from Boeing Company.

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 (which was formerly known as Boeing 7E7) aircraft from Boeing Company.

The details of the Transaction are summarized as follows:

Date of the Transaction:

8 August 2005

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 15 Boeing 787 aircraft

Consideration:

According to the information provided to the Company by Boeing Company, the catalog price of the Boeing Aircraft in aggregate is approximately US$2.16 billion. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiation between the parties, is lower than such catalog price.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from mid 2008 to end 2010.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company. No proceeds from the Company's global offering in December 2004 will be used to finance the Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and they will principally serve long distance international destinations in North America, Europe and Australia. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	15 Boeing 787 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 8 August 2005 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"CASGC"	China Aviation Supplies Import and Export Group Corporation, a company incorporated in the People's Republic of China
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Contracting Chinese Airlines"	several major Chinese airline companies, including, among others, the Company, China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited, which are parties to a framework agreement with Boeing Company dated 28 January 2005 in respect of the intent of purchase of certain Boeing 7E7 aircraft
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 8 August 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

*Please also refer to the published version of this announcement in (**South China Morning Post**)*

Attachment 94



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

(1) MAJOR TRANSACTION: PURCHASE OF 15 BOEING 787 AIRCRAFT AND (2) RESUMPTION OF TRADING

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 aircraft from Boeing Company.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

BOEING AIRCRAFT PURCHASE AGREEMENT

On 28 January 2005 the Company announced that a framework agreement had been entered into between the Company, other Contracting Chinese Airlines, CASGC, and Boeing Company in respect of the intent of the Contracting Chinese Airlines to purchase certain Boeing 7E7 aircraft from Boeing Company.

The Company hereby announces that on 8 August 2005 the Company and AIE entered into the Boeing Aircraft Purchase Agreement with Boeing Company, pursuant to which the Company has agreed to purchase 15 Boeing 787 (which was formerly known as Boeing 7E7) aircraft from Boeing Company.

The details of the Transaction are summarized as follows:

Date of the Transaction:

8 August 2005

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent for the Company; and

(iii) Boeing Company, as the vendor, one of whose principal business activity is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Boeing Company and each of the ultimate beneficial owner of Boeing Company are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Boeing Aircraft, i.e. 15 Boeing 787 aircraft

Consideration:

According to the information provided to the Company by Boeing Company, the catalog price of the Boeing Aircraft in aggregate is approximately US$2.16 billion. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiation between the parties, is lower than such catalog price.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and delivery terms:

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Company is expecting to take delivery of the Boeing Aircraft in stages from mid 2008 to end 2010.

Source of funding:

The Transaction will be funded through cash generated from the Company's business operations, commercial bank loans and other debt instruments of the Company. No proceeds from the Company's global offering in December 2004 will be used to finance the Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Boeing Aircraft will expand the fleet capacity of the Company and they will principally serve long distance international destinations in North America, Europe and Australia. The Company expects the Boeing Aircraft will deliver more cost-efficient performance and provide more comfortable services to passengers.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company was to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, dispatch a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Hong Kong Stock Exchange was suspended with effect from 12:01 p.m. on 8 August 2005 pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 9 August 2005.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly-owned subsidiary of the Company
"Boeing Aircraft"	15 Boeing 787 aircraft to be purchased by the Company pursuant to the Boeing Aircraft Purchase Agreement
"Boeing Aircraft Purchase Agreement"	the aircraft purchase agreement dated 8 August 2005 pursuant to which the Company has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"CASGC"	China Aviation Supplies Import and Export Group Corporation, a company incorporated in the People's Republic of China
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Contracting Chinese Airlines"	several major Chinese airline companies, including, among others, the Company, China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited, which are parties to a framework agreement with Boeing Company dated 28 January 2005 in respect of the intent of purchase of certain Boeing 7E7 aircraft
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition by the Company of the Boeing Aircraft pursuant to the Boeing Aircraft Purchase Agreement

By order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries

Beijing, 8 August 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive Director of the Company*

Please also refer to the published version of this announcement in ***(South China Morning Post)***

Attachment 95



AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

CHANGE IN JOINT COMPANY SECRETARY

Air China Limited (the "Company") announces that, with effect from 5 July 2005, Mr. Fan Cheng has stepped down as a joint company secretary of the Company and Mr. Zheng Baoan has been appointed in place of Mr. Fan Cheng as a new joint company secretary of the Company. The board of directors of the Company has approved this change in joint company secretary.

Accordingly the joint company secretaries of the Company are Mr. Zheng Baoan and Mr. Li Man Kit. Mr. Fan Cheng continues to serve as an executive director and the chief financial officer of the Company.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, the PRC, 11 July 2005

As at the date of this announcement, the directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, David Muir Turnbull, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent non-executive director of the Company*

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 96

RIS fron
Application (

Number :	PRNFTI
Company :	ROLLS

13 June, 2005

AIR CHINA LIMITED AWARDS $800 MILLION CONTRACT TO ROLLS-ROYCE FOR TRENT 700 ENGINES AND LONG-TERM SERVICE AGREEMENT

Air China Limited has selected the Rolls-Royce Trent 700 to power its new fleet of 20 Airbus A330-200 widebody aircraft. Together with a long-term TotalCare services agreement for the engines, the total value of the contract is $800 million.

A spokesman for Air China Limited, said: "Air China is very pleased to have reached this agreement with Rolls-Royce. The Trent 700 engine offers outstanding reliability and performance. This order marks the beginning of a much closer relationship between Air China and Rolls-Royce."

Mike Terrett, President - Civil Aerospace, Rolls-Royce, said: "This is a significant decision by China's flag carrier. Not only does it mark the first appearance of the Trent engine in Air China's colours, it also strengthens our presence in the world's fastest growing aerospace market. As the most powerful engine on the A330, the Trent 700 will provide Air China with excellent performance from more demanding airports such as Lhasa. This order is a welcome expression of confidence in Rolls-Royce."

NOTE TO EDITORS

1. The Air China order takes the Trent 700's market share on the A330 to 42 per cent, with a total of 30 customers and operators.
2. TotalCare agreements, tailored for individual customers, offer a range of services extending to aspects of support such as provision of lease engines, as well as repair and overhaul. Rolls-Royce takes full responsibility for care of the engine fleet in return for payment by the customer of an agreed dollar rate per flying hour.
3. The A330-200, powered by two 72,000lb thrust Trent 700 engines, is capable of carrying 260 passengers up to 6,650 nautical miles.
4. All three major airlines groups in mainland China, Air China, China Eastern and China Southern have chosen the Trent 700 to power their A330s.
5. Air China already operates Rolls-Royce RB211-535E4 engines on its fleet of 13 Boeing 757 aircraft. Air China also operates Airbus A320 series aircraft powered by the V2500 engine from International Aero Engines (IAE), a consortium in which Rolls-Royce is a principal shareholder.
6. Air China, the flag carrier of the People's Republic of China, is also designated as the Partner Carrier for the Beijing Olympic games to be held in the summer of 2008.

NOTE TO PICTURE EDITORS

Photos of the Trent 700 are available to download at http://www.rolls-royce.com/media/gallery/civil/civil03.jsp

Visit www.thenewsmarket.com/rolls-royce for b-roll video about this story. Registration and access to the media is free. You can download a MPEG2 file or order a Beta SP tape.

For further information contact:

Annalie Brown

Communications Manager - Civil Aerospace

Rolls-Royce

Mob: +44.7966.878.229

Email: Annalie.Brown@Rolls-Royce.com

END

Attachment 97



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING
APPOINTMENT OF DIRECTOR

VOTING RESULTS OF THE ANNUAL GENERAL MEETING

At the annual general meeting of Air China Limited (the "Company") for the year ended 31 December 2004 held on 30 May 2005 (the "AGM"), the chairman of the AGM demanded that voting be made by poll on all the proposed resolutions. The total number of shares of the Company entitling the holder to attend and vote for or against the proposed resolutions at the AGM was 9,433,210,909. The total number of shares of the Company present at the AGM was 7,898,268,186 including shares represented by proxies. There were no restrictions on any shareholder's ability to cast his/her votes on any of the following resolutions at the AGM. All resolutions were approved by shareholders and the voting details are as follows:

No.	Resolutions	Number of Votes For (% of Total Shares Present)	Number of Votes Against
1	To consider and approve the report of the board of directors of the Company for the year 2004.	7,882,136,186 (99.80%)	0
2	To consider and approve the report of the supervisory committee of the Company for the year 2004.	7,882,136,186 (99.80%)	0
3	To consider and approve the audited consolidated financial statements of the Company for the year 2004.	7,882,136,186 (99.80%)	0
4	To consider and approve the profit distribution proposal for the year 2004 as recommended by the board of directors of the Company.	7,882,136,186 (99.80%)	0
5	To consider and approve the budget of the Company for the year 2005.	7,882,136,186 (99.80%)	0
6	To elect Mr. David Muir Turnbull as a director of the Company.	7,898,266,186 (99.99%)	2,000
7	To consider and approve the reappointment of Ernst & Young as the Company's international auditors and Ernst & Young Hua Ming CPAs Limited Company as the Company's domestic auditors for the year ending 31 December 2005 and to authorize the board of directors of the Company to fix their remuneration thereof.	7,898,266,186 (99.99%)	0
8	To consider and approve the "Rules of Procedures for Shareholders' General Meeting" of the Company.	7,880,826,186 (99.78%)	0

9A	To authorize the board of directors of the Company to exercise the powers to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and option which might require the exercise of such powers in connection with not exceeding 20% of each of the existing Domestic Shares and H Share in issue at the date of passing this resolution.	7,592,667,000 (96.13%)	288,159,186
9B	To authorize the board of directors of the Company to increase the registered capital and amend the Articles of Association of the Company to reflect such increase in the registered capital of the Company under above general mandate.	7,753,973,500 (98.17%)	126,852,686
9C	To authorize the board of directors of the Company to amend the Articles of Association of the Company to reflect changes due to the Company's recent initial public offering.	7,880,826,186 (99.78%)	0
9D	To approve the issuance of Air China Bonds and authorize the board of directors of the Company to deal with all related matters.	7,882,132,186 (99.80%)	4,000
9E	To approve the conversion of the Company into a foreign invested company limited by Shares and authorize the board of directors of the Company to deal with or to appoint other person to deal with relevant application procedures.	7,882,136,186 (99.80%)	0
9F	To approve, confirm and ratify a short-term commercial paper issuance program of the Company and to authorize the board of directors and the management of the Company to determine matters in relation to that issuance program in accordance with the market conditions and the need of the Company, and to authorize the management of the Company to take all necessary actions for the purpose of executing that issuance program.	7,746,734,500 (98.08%)	135,396,686

Resolutions 1 to 8 were passed as ordinary resolutions, and Resolutions 9A to 9F were passed as special resolutions. Details of above Resolutions were set put in the notices of AGM. Ernst & Young acted as scrutineer for the vote-taking at the AGM.

Appointment of Non-executive Director

The Company is pleased to announce that Mr. David Muir Turnbull was appointed as a non-executive director of the Company at the AGM for a term from 30 May 2005 to 29 September 2007.

Mr. Turnbull, aged 50, is chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Hysan Development Company Limited. He joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has an honours degree in economics.

Except for serving as the chairman of Cathay Pacific Airways Limited, a substantial shareholder of the Company, Mr. Turnbull has no relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Turnbull has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Mr. Turnbull will not receive any compensation for his service as a director of the Company.

Board of Directors

As at the date of this announcement, the board of directors of the Company comprises the following members:

Li Jiaxiang *(chairman, non-executive director)*
Kong Dong *(vice chairman, non-executive director)*
Wang Shixiang *(vice chairman, non-executive director)*
Yao Weiting *(non-executive director)*
David Muir Turnbull *(non-executive director)*
Ma Xulun *(executive director)*
Cai Jianjiang *(executive director)*
Fan Cheng *(executive director)*
Hu Hung Lick, Henry *(independent non-executive director)*
Wu Zhipan *(independent non-executive director)*
Zhang Ke *(independent non-executive director)*

By order of the Board
Air China Limited
Fan Cheng   Li Man Kit
Joint Company Secretaries

Beijing, 31 May 2005

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 98



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

SHORT-TERM COMMERCIAL PAPER PROGRAM

The Company hereby announces that on 25 May 2005 it received a confirmation from the People's Bank of China on a short-term commercial paper issuance program of the Company (the "Program"), pursuant to which the Company may issue short-term commercial paper in mainland China to institutional investors of up to an aggregate amount RMB2 billion upon the receipt of the above confirmation. Pursuant to the Program, the Company is now in the process of issuing short-term commercial paper in an amount of RMB2 billion. The Company intends to use the proceeds from the above issuance for its working capital.

By order of the Board
Air China Limited
Fan Cheng Li Man Kit
Joint Company Secretaries

Beijing, 25 May 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan* and Zhang Ke*.*

* *Independent Non-executive Directors of the Company*

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 99



AIR CHINA LIMITED

中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

UPDATE ON PROCESS OF REGISTRATION OF REAL PROPERTIES TITLE CERTIFICATES

Reference is made to the prospectus of the Company issued on 3 December 2004. The Company hereby announces that, in connection with the properties contributed by CNAHC to the Company as part of the Restructuring, the registration of the relevant land use right certificates and building ownership certificates under the Company's name has not been completed as of 31 March 2005. The Company is still in the process of completing relevant procedures and formalities and will notify its shareholders in the interim or annual report immediately following the completion of such process. Before completion, use of such Properties by the Company will not be affected.

Reference is made to the prospectus issued by the Company dated 3 December. As disclosed in the section headed "Business — Properties and Facilities" of the prospectus, most of the land and buildings (the "Properties") of the Company were registered under the name of the Company's immediate predecessor, Air China International Corporation, at the time of Restructuring. As the Company was incorporated on 30 September 2004, it is still in the process of applying to register, or changing the registration of such Properties into the Company's name as the registered land user or building owner, as the case may be. The Company had previously expected such process to be completed within six months of the Company's incorporation, i.e. 31 March 2005.

The Company hereby announces that in connection with the above Properties, although the Company has been trying its best endeavours, it has completed the registration procedures for none of these Properties as of 31 March 2005. Due to the large number of properties acquired by the Company and the fact that different local real property authorities have different local rules regarding the procedures and formalities of registering or changing the registered names of the Properties, the Company is still in the process of completing such procedures and formalities. Specifically, the Company is currently awaiting a certification document to be issued from State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會) which is a precondition for the registration procedures for the Properties in certain local areas. The Company expects such certification document to be issued in the next few weeks.

The Company confirms that the use of and the conduct of relevant activities by the Group in the Properties are not affected by the fact that certain governmental procedures or formalities of changing the registered names to the Properties have not been completed. In the Company's opinion, such fact would not have any material impact on the Company's business operation. Once

the new land use right certificates and building ownership certificates are issued under the Company's name, the Company will have the legal title and right to occupy, mortgage, sub-let and dispose of the Properties.

As disclosed in the prospectus, the Company will notify its shareholders in the interim or annual report immediately following the completion of the process in relation to the Properties.

DEFINITIONS

"Board"	the Board of Directors of the Company
"CNAHC"	China National Aviation Holding Company (中國航空集團公司), a state-owned enterprise incorporated under the laws of the People's Republic of China
"Company"	Air China Limited (中國國際航空股份有限公司), a joint stock company incorporated under the laws of the People's Republic of China
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries and joint ventures
"Restructuring"	the restructuring of the group of companies now comprising the Company, effective on 30 September 2004 as described in the section headed "Our Restructuring" in the Company's prospectus dated 3 December 2004

By order of the Board
Air China Limited
Fan Cheng
Li Man Kit
Joint Company Secretaries

Beijing, the PRC
1 April 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

Attachment 100


AIR CHINA LIMITED
中國國際航空股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

中航興業有限公司
CHINA NATIONAL AVIATION COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)

JOINT CLARIFICATORY ANNOUNCEMENT

Air China and CNAC have noted media reports speculating about possible changes in the controlling shareholding interests of Air China, Cathay Pacific and Dragonair. Whilst the Air China Group and Cathay Pacific continue to explore opportunities to develop a closer cooperation in various business and operational areas, there is currently no agreement or arrangement between the parties which is discloseable under the Listing Rules. In particular, Air China has no intention to acquire a controlling equity interest in Cathay Pacific whilst CNAHC has informed Air China that it intends to remain as Air China's controlling shareholder.

(1) STRATEGIC COOPERATION BETWEEN THE AIR CHINA GROUP AND CATHAY PACIFIC

This clarificatory announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The boards of Air China and CNAC have noted various articles appearing in today's newspapers which speculate on Air China and Cathay Pacific being in discussion on a number of possible transactions, principally being that: (a) Air China may acquire a controlling equity interest in Cathay Pacific; (b) Swire Pacific may become the single largest shareholder of Air China; and (c) there may be further cooperation between Cathay Pacific and Dragonair which may or may not involve a change in the business operations of or shareholding interests in Dragonair.

As announced jointly by Air China and Cathay Pacific on 20 October 2004, Air China and Cathay Pacific agreed to develop a long-term strategic relationship, the key components of which involved an investment by Cathay Pacific in Air China pursuant to Air China's IPO as well as mutual cooperation between the two companies' aviation-related business in Hong Kong and mainland China.

Following completion of Air China's IPO in December 2004, in which Cathay Pacific took a 10% equity interest in Air China, the parties have explored further avenues of cooperation and to date the following initiatives have taken place:

- Cooperation on improving in-flight service;
- Joint research on financial risk control; and
- Co-ordination on engineering, ground handling and marketing.

The Air China Group and Cathay Pacific continue to explore opportunities to develop closer cooperation in various business and operational areas, including in relation to enhancing cooperation in the Hong Kong-China aviation market. The cooperation discussions, which are broad ranging and preliminary in nature, necessarily involved Dragonair. However, such discussions have not resulted in any definitive proposal. There is currently no agreement or arrangement between the Air China, CNAC and Cathay Pacific which is discloseable under the Listing Rules.

In particular, Air China has no intention to acquire a controlling equity interest in Cathay Pacific. Air China's controlling shareholder, CNAHC, has informed Air China that CNAHC intends to remain as Air China's controlling shareholder.

(2) EXCEPTIONAL MOVEMENTS IN THE PRICE AND TRADING VOLUME OF CNAC'S SHARES

The board of directors of CNAC note today's increase in the price and trading volume of the shares of CNAC and wish to state that, save as disclosed above, they are not aware of any reasons for such increase.

Save as disclosed in this announcement, the board of directors of CNAC also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23; neither is the board of directors of CNAC aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature. The statements by CNAC herein are made by order of CNAC the board of which individually and jointly accept responsibility for their accuracy.

In the meantime, shareholders of and potential investors in Air China and CNAC are recommended to exercise caution when dealing in the shares of Air China and CNAC.

DIRECTORS

As at the date of this announcement, the Directors of Air China are:

Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the Directors of CNAC are:

Kong Dong, Chuang Shih Ping, Zhang Xianlin, Tsang Hing Kwong, Thomas, Gu Tiefei, Zhao Xiaohang, Lok Kung Nam, Hu Hung Lick, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

DEFINITIONS

"Air China"	Air China Limited, a joint stock limited company incorporated in the People's Republic of China
"Air China Group"	Air China and its subsidiaries, including CNAC
"Cathay Pacific"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong with approximately 46.5% of its share capital owned by Swire Pacific

"CNAC"	China National Aviation Company Limited, a company incorporated in Hong Kong with approximately 69% of its share capital owned by Air China
"CNAHC"	China National Aviation Holding Company, a state-owned enterprise incorporated in the People's Republic of China, which currently owns approximately 65.80% of the share capital of Air China directly and indirectly
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong with approximately 43.29% of its share capital owned by CNAC and approximately 17.79% of its share capital owned by Cathay Pacific
"IPO"	Initial public offering
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Swire Pacific"	Swire Pacific Limited, a company incorporated in Hong Kong

By Order of the Board
Air China Limited
Fan Cheng and Li Man Kit
Joint Company Secretaries

Beijing, 16 March 2005

By Order of the Board
China National Aviation Company Limited
Li Man Kit
Company Secretary

Hong Kong, 16 March 2005

"Please also refer to the published version of this announcement in the South China Morning Post"

Attachment 101

Regulatory Announcement

Go to market news section

Company	Air China Ld
TIDM	AIRC
Headline	Circ re: Major Transaction
Released	13:08 04-Mar-05
Number	3547J

Air China Limited ('the Company')

Document available for public inspection

Circular re: Purchase of 20 Airbus A330-200 Aircraft (Major Transaction)

Copies of the above document have been submitted to the UK Listing Authority and will be available to the public for inspection at the UKLA's Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

END

Close

Attachment 102


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

DELAY IN DESPATCH OF CIRCULAR IN CONNECTION WITH MAJOR TRANSACTION

Reference is made to the Announcement of the Company published in the newspapers on 27 January 2005 in connection with the A330-200 Purchase Agreement and the Transaction contemplated therein, which constitutes a major transaction for the Company under the Listing Rules. The Company has applied to the Stock Exchange for an extension of the date for despatch of the Circular to the shareholders of the Company. The despatch of the Circular will be delayed from 17 February 2005 to a date on or before 4 March 2005.

Reference is made to the announcement of the Company published in the newspapers on 27 January 2005 in Hong Kong (the "Announcement") in connection with the A330-200 Purchase Agreement and the Transaction contemplated therein, which constitutes a major transaction for the Company under the Listing Rules. Unless otherwise defined herein or the context otherwise requires, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rules 14.38 and 14.40 of the Listing Rules, a circular that must contain the information required under the Listing Rules in connection with the Transaction (the "Circular") shall be despatched to the shareholders of the Company within 21 days after publication of the Announcement, namely, on or before 17 February 2005. As additional time will be required to finalize the Circular, in particular, the indebtedness information as at 31 December 2004 to be contained therein, the Company has applied to the Stock Exchange for an extension of the date for despatch of the Circular to the shareholders of the Company. The despatch of the Circular will be delayed from 17 February 2005 to a date on or before 4 March 2005.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. Accordingly no general meeting for the approval of the Transaction is required.

By order of the Board
Air China Limited
Fan Cheng Li Man Kit
Joint Company Secretaries

Beijing, 17 February 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

"Please also refer to the published version of this announcement in South China Morning Post"

Attachment 103


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

FRAMEWORK AGREEMENT FOR PURCHASE OF BOEING 7E7 AIRCRAFT

The Company hereby announces that on 28 January 2005 the Company, other Contracting Chinese Airlines, CASGC and the Boeing Company entered into the Framework Agreement, pursuant to which the Company expects in the near future to enter into the Specific Purchase Agreement for the acquisition of the Boeing Aircraft.

The Specific Purchase Agreement is expected to be finalised but, as yet, no definitive agreement has been reached.

The Company hereby announces that on 28 January 2005 the Company, other Contracting Chinese Airlines, CASGC and the Boeing Company entered into the Framework Agreement pursuant to which the CASGC agrees to purchase (as import agent for the Company and other Contracting Chinese Airlines) from the Boeing Company 60 Boeing 7E7 aircraft, the aggregate catalog price of which is approximately US$7.3 billion. Pursuant to the Framework Agreement, each of the Contracting Chinese Airlines will enter into separate purchase agreements with CASGC and the Boeing Company in respect of the purchase of a certain number of aircraft out of the total 60 Boeing 7E7 aircraft.

The Company expects in the near future to enter into the Specific Purchase Agreement with CASGC and Boeing Company for the acquisition of the Boeing Aircraft at an aggregate consideration expected to be lower than the catalog price for the Boeing Aircraft. The delivery of the Boeing Aircraft is expected to take place in stages from mid 2008. The Specific Purchase Agreement is expected to be finalised but, as yet, no definitive agreement has been reached. If and when the Specific Purchase Agreement has been signed, the Company will make a further announcement.

The Board on 28 January 2005 gave its in-principle approval for the Company's proposed acquisition of the Boeing Aircraft. The Board believes the acquisition of the Boeing Aircraft will expand the fleet capacity of the Company and further enhance its fleet.

The Company confirms that, to the best of the Directors' knowledge, information and belief, each of the CASGC and the Boeing Company is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Boeing Aircraft"	15 Boeing 7E7 aircraft proposed to be purchased by the Company pursuant to the Specific Purchase Agreement
"Boeing Company"	Boeing Company, a company incorporated in Delaware of the United States
"CASGC"	China Aviation Supplies Import and Export Group Corporation, a company incorporated in the People's Republic of China
"Contracting Chinese Airlines"	several major Chinese airline companies which are parties to the Framework Agreement, including, among others, the Company, China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited
"Company"	Air China Limited, a company incorporated in the People's Republic of China with primary in listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"Director(s)"	the director(s) of the Company

"Framework Agreement"	a framework agreement entered into between the Contracting Chinese Airlines, CASGC and Boeing Company on 28 January 2005 for the purchase of Boeing 7E7 aircraft
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Specific Purchase Agreement"	the specific purchase agreement expected to be entered into in the future between the Company, CASGC and the Boeing Company for the purchase by the Company of the Boeing Aircraft

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 28 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).

Attachment 104


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

PURCHASE OF 20 A330-200 AIRCRAFT
MAJOR TRANSACTION

The Company hereby announces that on 26 January 2005 the Company and AIE entered into an A330-200 Purchase Agreement with Airbus for the acquisition of 20 A330-200 aircraft from Airbus.

CNAHC, which currently directly owns approximately 51.16% of the total issued share capital of the Company, has approved the Transaction. CNAHC does not have any interest in the Transaction other than as a shareholder of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

AIRCRAFT PURCHASE AGREEMENT

On 26 January 2005 the Company and AIE entered into an A330-200 Purchase Agreement with Airbus, pursuant to which the Company has agreed to purchase 20 A330-200 aircraft from Airbus. In addition, the Board of the Company on the same date has approved such acquisition. However, pursuant to Chinese regulations the Transaction is conditional upon Chinese government approval, which is not obtained yet.

The details of the Transaction are summarized as follows:

Date of the Transaction:

26 January 2005

Parties to the Transaction:

(i) the Company, as the purchaser, the principal business activity of which is air passenger, air cargo and airline-related services;

(ii) AIE, as the import agent; and

(iii) Airbus, as the vendor, the principal business activity of which is aircraft manufacturing.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Airbus and each of the ultimate beneficial owner of Airbus are independent third parties and not connected persons (as defined in the Listing Rules) of the Company.

Aircraft to be Acquired:

20 A330-200 aircraft

Consideration:

According to the information provided by Airbus, the market price, as contained in the catalog provided to the Company by Airbus, of the Airbus Aircraft in aggregation is around US$2.86 billion. The aggregate consideration for the Airbus Aircraft which is determined after arm's length negotiation between the parties, is lower than the market price as contained in that Airbus catalog.

As the relevant consideration percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

Payment and Delivery Terms:

The aggregate consideration for the acquisition of Airbus Aircraft is payable by cash in instalments. The Airbus Aircraft are expected to be delivered in stages to the Company from mid 2006 to end 2008.

Source of Funding:

The Transaction will be funded through cash from the Company's operation and commercial bank loans. No proceeds from the Company's recent global offering will be used to finance this Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Airbus Aircraft will expand the fleet capacity of the Company and they will principally serve the routes to international destinations in Europe, Australia, North America and certain key domestic destinations such as Lhasa. The Airbus Aircraft are expected to replace certain aircraft in the existing fleet of the Company and will be able to provide more comfortable services to the passengers.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CNAHC currently directly owns approximately 51.16% of the total issued share capital of the Company. Each of CNAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. CNAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company shall, pursuant to the Listing Rules, send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AIE"	Air China Group Import and Export Trading Co., a company incorporated in the People's Republic of China and a wholly owned subsidiary of the Company
"Airbus"	Airbus S.A.S., a company incorporated in Toulouse, France
"Airbus Aircraft"	20 A330-200 aircraft to be purchased by the Company pursuant to the A330-200 Purchase Agreement
"A330-200 Purchase Agreement"	the aircraft acquisition agreement dated 26 January 2005 pursuant to which the Company has agreed to acquire and Airbus has agreed to sell the Airbus Aircraft

"Board"	the board of directors of the Company
"Company"	Air China Limited, a company incorporated the People's Republic of China with primary listing on The Stock Exchange of Hong Kong Limited and secondary listing on the Official List of the UK Listing Authority
"CNAHC"	China National Aviation Holding Company, a company incorporated in the People's Republic of China
"Director(s)"	the director(s) of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition by the Company of the Airbus Aircraft pursuant to the A330-200 Purchase Agreement

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 26 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).

Attachment 105

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In addition, the H Shares may not be offered or sold in the United States absent registration or an exemption from registration.

Unless otherwise defined herein or the context otherwise requires, terms defined in the prospectus dated 3 December 2004 (the "Prospectus") issued by Air China Limited (the "Company") have the same meanings when used in this announcement.


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

SUMMARY

- The Company announces that the stabilization period in connection with the Global offering ended on 7 January 2005.
- The only stabilizing actions undertaken before expiration of the stabilization period were over-allocations made in the International Offering and the exercise in full of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 420,852,000 additional H Shares, solely to cover such over-allocations in the International Offering.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules and announces that the stabilization period in connection with the Global Offering ended on 7 January 2005. Before expiration of the stabilization period, the only stabilizing actions undertaken were over-allocations made in the International Offering and the exercise in full by the Joint Global Coordinators on behalf of the International Underwriters on 7 January 2005 of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 420,852,000 additional H Shares, representing approximately 15% of the Offer Shares initially available under the Global Offering, solely to cover such over-allocations in the International Offering. The details of the exercise of the Over-allotment Option are more particularly described in the Company's announcement of 7 January 2005.

By Order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 11 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English), Hong Kong Economic Times (Chinese).

Attachment 106

RIS *from* Perfect Information Ltd

Number :	2147H	Date :	11/01/2005
Company :	VARIOUS COMPANIES	Time :	08:00:00

Official List Notice (11)

RNS Number:2147H
Official List
10 January 2005

NOTICE OF OFFICIAL LISTING ON A STOCK EXCH

(11)

11/01/2005 08:00 AM

Following notification from the Financial Services Authority ("the FSA") that it admits the securities* set out below to the Official List, the London Stock Exchange ("the LSE") admits those securities to trading. The following securities are, therefore, admitted to official listing on the LSE with effect from the time and date of this notice.

AIR CHINA LD
420,852,000 H Shares of CNY1each (B04V2F7) (CN000A0DNWD6)

fully paid

AMINEX PLC
833,333 Ordinary Shares of EUR0.06 each (0-307-325) (IE0003073255)

fully paid

BEAR STEARNS COMPANIES INCORPORATED
EUR20,000,000 Principal Protected CMS Linked Notes due 05/01/2020 (B05K1S9) (XS0209040970)

fully paid

(Represented by notes to bearer of EUR100,000 each)

EUR6,000,000 2.80%/Zero Coupon Notes due 30/12/2011 (B05K1W3) (XS0209841716)

fully paid

(Represented by notes to bearer of EUR5,000 each)

CLOSE INCOME & GROWTH VCT PLC
2,000 Ordinary Shares of 50p each (B01YYK8) (GB00B01YYK84)

fully paid

ENTERPRISE VENTURE CAPITAL TRUST PLC
27,013 'A' Ordinary Shares of 10p each (0-258-296) (GB0002582962)

fully paid

MTL INSTRUMENTS GROUP PLC
100,000 Ordinary Shares of 10p each After allotment (0-550-776) (GB0005507768)

fully paid

UNITE GROUP PLC
21,250 Ordinary Shares of 25p each (0-692-861) (GB0006928617)

fully paid

If you have any queries relating to the above, please contact Listing Applications at the FSA on 020 7066 8333 Option 3 and/or Issuer Implementation at the LSE on 020 7797 3545.

* The FSA admits securities to the Official List which are represented by the class of security disclosed in this Notice.

In making the above statement, the Exchange is relying on the accuracy of the notification from the FSA and is not under any circumstances liable for the accuracy of that notification.

END

NOTGUUWCGUPAGMU

Attachment 107

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In addition, the H Shares may not be offered or sold in the United States absent registration or an exemption from registration.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss whatsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein or the context otherwise requires, terms defined in the prospectus dated 3 December 2004 (the "Prospectus") issued by Air China Limited (the "Company") have the same meanings when used in this announcement.


AIR CHINA LIMITED
中國國際航空股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 753)

EXERCISE OF THE OVER-ALLOTMENT OPTION

- The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by China International Capital Corporation Limited and Merrill Lynch Far East Limited on behalf of the International Underwriters on 7 January 2005 in respect of 420,852,000 additional H Shares (together, the "Over-allotment Shares"), solely to cover over-allocations in the International Offering.

- 382,592,727 Over-allotment Shares will be issued and allotted by the Company and 29,749,686 and 8,509,587 Over-allotment Shares will be sold by CNAHC and CNACG respectively at HK$ 2.98 per H Share (exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee), being the Offer Price per H Share in connection with the International Offering.

The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by China International Capital Corporation Limited and Merrill Lynch Far East Limited on behalf of the International Underwriters on 7 January 2005 in respect of the Over-allotment Shares (representing approximately 15% of H Shares initially offered under the Global Offering), solely to

cover over-allocations in the International Offering. 382,592,727 Over-allotment Shares will be issued and allotted by the Company and 29,749,686 and 8,509,587 Over-allotment Shares will be sold by CNAHC and CNACG respectively at HK$ 2.98 per H Share (exclusive of brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee), being the Offer Price per H Share in connection with the International Offering. Listing of and permission to deal in the Over-allotment Shares have already been granted by the Listing Committee of the Stock Exchange. Dealings in the Over-allotment Shares are expected to commence on the main board of the Stock Exchange at 10:00 a.m. on 11 January 2005. Application has been made for the H Shares issued pursuant to the Global Offering, including the Over-allotment Shares, to be admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Admission of the Over-allotment Shares to the Official List of the UK Listing Authority is expected to become effective, and unconditional dealings in the Over-allotment Shares on the London Stock Exchange are expected to commence, at 8:00 a.m. (UK time) on 11 January 2005.

The shareholding structure of the Company immediately before and after the issue and the sale of the Over-allotment Shares is as follows:

	Before the issue and sale of Over-allotment Shares		After the issue and sale of Over-allotment Shares	
	Number of Domestic / Non-H Foreign / H Shares	Approximate percentage of issued share capital	Number of Domestic / Non-H Foreign / H Shares	Approximate Percentage of issued share capital
Shareholders				
CNAHC	4,855,945,675 Domestic Shares	53.65%	4,826,195,989 Domestic Shares	51.16%
CNACG	1,388,992,507 Non-H Foreign Shares	15.35%	1,380,482,920 Non-H Foreign Shares	14.64%
Strategic Investor	905,061,819 H Shares	10.00%	943,321,091 H Shares	10.00%
H Share public Shareholders	1,900,618,181 H Shares	21.00%	2,283,210,909 H Shares	24.20%
Total number of Shares	9,050,618,182 Shares	100%	9,433,210,909 Shares	100%

The net proceeds of approximately HK$1,100 million, after deducting expenses (comprising principally of underwriting commission, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy), from the issue of 382,592,727 Over-allotment Shares by the Company will be used by the Company to acquire certain aircraft and to repay debts that will mature in one year, as more fully described in the Prospectus in the section headed "Future Plans and Use of Proceeds".

Both CNAHC and CNACG are required by PRC regulations to contribute the proceeds from the sale of the Over-allotment Shares to the Chinese National Social Security Fund. Pursuant to an approval from SASAC, CNAHC will, on behalf of the Chinese National Social Security Fund, sell such Over-allotment Shares and transfer the net proceeds to the Chinese National Social Security Fund. The net proceeds to CNAHC and CNACG from the sale of the Over-allotment Shares upon the exercise of Over-allotment Option will be approximately HK$110 million after deducting expenses (comprising principally of underwriting commission, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy). The Company will not receive any proceeds from the sale of the Sale Shares comprised within the Over-allotment Shares.

By order of the Board
Air China Limited
Li Jiaxiang
Chairman

Beijing, 7 January 2005

As at the date of this announcement, the Directors of the Company are Messrs Li Jiaxiang, Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng, Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).

Attachment 108

RIS *from* Perfect Information Ltd

Number :	4103G	Date :	15/12/2004
Company :	VARIOUS COMPANIES	Time :	08:00:04

Official List Notice (627)

RNS Number:4103G
Official List
14 December 2004

NOTICE OF OFFICIAL LISTING ON A STOCK EXCHANGE

(627)

15/12/2004 08:00 AM

Following notification from the Financial Services Authority ("the FSA") that it admits the securities* set out below to the Official List, the London Stock Exchange ("the LSE") admits those securities to trading. The following securities are, therefore, admitted to official listing on the LSE with effect from the time and date of this notice.

ABERDEEN NEW DAWN INVESTMENT TRUST PLC
1,163,400 Ordinary Shares of 25p each — After allotment (0-005-685) (GB0000056852)

fully paid

AIR CHINA LD
2,805,680,000 H Shares of CNY1 each — (B04V2F7) (CN000A0DNWD6)

fully paid

CLASSIFICATION INDEX: 591

BARONSMEAD VCT PLC
1,210,383 Ordinary Shares of 10p each — (0-080-358) (GB0000803584)

fully paid

BP PLC
50,000,000 Ordinary Shares of USD0.25 each — After allotment (0-798-059) (GB0007980591)

fully paid

BRADFORD & BINGLEY PLC
1,600,000 Ordinary Shares of 25p each — After allotmment (0-222-815) (GB0002228152)

fully paid

JPY1,600,000,000 0.01% Notes due 30/06/2006 — (B052226) (XS0206946534)

fully paid

(Represented by notes to bearer of JPY5,000,000 each)

ECLIPSE VCT PLC
1,987,684 Ordinary Shares of 10p each — (B00MKB6) (GB00B00MKB60)

fully paid

PENINSULAR & ORIENTAL STEAM NAVIGATION COMPANY
640,000 Deferred Stock of GBP1.00 each — After allotment (0-680-048) (GB0006800485)

fully paid

SABMILLER PLC
68,950,529 Ordinary Shares of USD0.10 each — After allotment (0-483-548) (GB0004835483)

fully paid

SAGE GROUP PLC
4,000,000 Ordinary Shares of 1p each — After allotment (0-802-165) (GB0008021650)

fully paid

SGA SOCIETE GENERALE ACCEPTANCE N.V.
5,000,000 Call Warrants on Brent Oil Futures due 08/02/2005 — (B051G10) (ANN8118L3161)
5,000,000 Put Warrants on Brent Oil Futures due 08/02/2005 — (B051G21) (ANN8118L3245)

STANDARD CHARTERED PLC
180,000 Ordinary Shares of USD0.50 each — After allotment (0-408-284) (GB0004082847)

fully paid

TRANSPORT FOR LONDON
GBP200,000,000 5% Notes due 31/03/2035 — (B04SL95) (XS0207920942)

fully paid

(Represented by notes to bearer of GBP50,000 each)

AMENDMENT

The following appeared inter alia on dealing notice 624, dated 13/12/2004:-

INTERCONTINENTAL HOTELS GROUP PLC After allotment (3,789,239)
627,467,239 Ordinary Shares of 112 each — (B03NF66) (GB00B03NF665)

fully paid

This was incorrect and should have read:

INTERCONTINENTAL HOTELS GROUP PLC After allotment (3,786,239)
627,467,239 Ordinary Shares of 112 each — (B03NF66) (GB00B03NF665)

fully paid

If you have any queries relating to the above, please contact Listing Applications at the FSA on 020 7066 8333 Option 3 and/or Issuer Implementation at the LSE on 020 7797 3545.

* * The FSA admits securities to the Official List which are represented by the class of security disclosed in

this Notice.

In making the above statement, the Exchange is relying on the accuracy of the notification from the FSA and is not under any circumstances liable for the accuracy of that notification.

END

NOTEAPALFFKLFFE

Attachment 109

Number :	2191G	Date :	09/12/2004
Company :	VARIOUS COMPANIES	Time :	12:53:13

Air China (H) (China)

RNS Number:2191G
FTSE
09 December 2004

Air China (H) (China): Fast EntryChanges In FTSE Indices

9 December 2004

Following the initial public offering for Air China (H) (China) and subject to its listing commencing on 15 December 2004, FTSE announces the following changes:

INDEX	CHANGE	EFFECTIVE FROMSTART OF TRADING
FTSE All-World Index	Air China (H) (China, B04KNF1) will be added to the index with a shares in issue total of 9,050,618,182 and an investability weighting of 30%.	16 December 2004
FTSE All-Emerging Index	Air China (H) will be added to the index as detailed above.	16 December 2004

Please note that the classification for Air China (H) will be 591 (Airlines & Airports) and it has also been designated as a Large Cap constituent.

For index related enquiries or further information about FTSE please contact:

Client Services in UK: Tel: +44 (0) 20 7448 1810
Client Services in US: Tel: +1 888 747 FTSE (3873) or +1 212 641 6166
Client Services in Asia Pacific: Tel: +852 2230 5800 or +65 6223 3738 or +81 3 3581 2796

Or, email your enquiries to info@ftse.com or visit our website at www.ftse.com

END

FTSLKLFBZLBEFBX

Attachment 110

Announcement of RMB 3 Billion Bond Issuance

Chinese language announcement dated September 6th, 2005 regarding the issuance of RMB 3 billion principal amount of corporate bonds with fixed annual interest rate of 4.5% due September 6th, 2015 on September 7th, 2005. No English translation of this announcement has been prepared.

Attachment 111

Announcement of Bond Listing

Chinese language announcement dated December 10th, 2005 regarding the listing on the SSE of RMB 3 billion principal amount of corporate bonds with fixed annual interest rate of 4.5% due September 6th, 2015 on September 7th, 2005. No English translation of this announcement has been prepared.

Attachment 112

Announcement of RMB 2 Billion Short-Term Commercial Paper Issuance

Chinese language announcement dated May 25th, 2006 regarding the
issuance of RMB 2 billion principal amount of short-term commercial paper with fixed annual interest rate of 2.92% due May 25th, 2006 on May 26th, 2005. No English translation of this announcement has been prepared.